Telefónica, S.A.


Telefónica

Individual
Annual
Report
2023



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at 31 December 2023, and the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at 31 December 2023, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the annual accounts* section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

Key audit matters	How our audit addressed the key audit matters
Measurement of non-current investments in Group companies and associates	

A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies and associates. As described in note 8, non-current investments in Group companies and associates (equity instruments) amount to € 52,966 million at 31 December 2023.

To assess if there is an impairment in the investments in Group companies and associates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount as the higher of the fair value less costs to sell and the value in use to which the investment relates.

As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of projected cash flows from the investments, management refers to the strategic plans approved by the Board of Directors covering a four-year period including the closing year.

Management's cash flows projections involved significant judgements when considering significant assumptions such as revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which Telefónica Group operates. As described in note 8.2, a net write down of impairment provision of €1,208 million has been recognised in the income statement for the year.

We identify this as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amount of the investments in Group companies and associates which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.

We have performed audit procedures over the process followed by the directors and management to determine the recoverable amount of the investments in Group companies and associates, including:

- Understanding of the control environment, assessment and testing of the relevant controls over the Company's process for calculating the present value of future cash flows from investments in Group companies and associates.

- Verification of the consistency of the data used in the calculation of the actual value with respect to the strategic plans approved by the Board of Directors.

- Evaluation of the cash flow discount model used, for which we have had the collaboration of our valuation experts.

- Analysis of the degree of budget achievement with respect to the strategic plan approved in the previous year, as well as historical achievement.

- Assessment of the significant assumptions used to determine the recoverable amount, testing reasonableness and consistency with available external information. We have had the collaboration of our valuation experts in evaluating the discount rates and perpetual growth rates considered by management.

- Evaluation of the adequacy of the disclosures included in the annual accounts in accordance with the applicable regulations.

Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the measurement of investments in Group companies and associates are consistent with the information contained in the accompanying annual accounts.

Other information: Management report

Other information comprises only the management report for the 2023 financial year, the formulation of which is the responsibility of the Company's directors and does not form an integral part of the annual accounts.

Our audit opinion on the annual accounts does not cover the management report. Our responsibility regarding the management report, in accordance with legislation governing the audit practice, is to:

a)   Verify only that the statement of non-financial information, certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, have been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b)   Evaluate and report on the consistency between the rest of the information included in the management report and the annual accounts as a result of our knowledge of the Company obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the management report is consistent with that contained in the annual accounts for the 2023 financial year, and its content and presentation are in accordance with applicable regulations.

Responsibility of the directors and the audit and control committee for the annual accounts

The directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The audit and control committee is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the entity's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the entity's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the entity's audit and control committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital file of the European single electronic format (ESEF) of Telefónica, S.A. for the 2023 financial year that comprises an XHTML file of the annual accounts for the financial year, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2023 financial year in accordance with the formatting requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation). In this regard, the Annual Corporate Governance Report and the Annual Report on Directors' Remuneration have been incorporated by reference in the management report.

Our responsibility is to examine the digital file prepared by the Company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the annual accounts included in the aforementioned file completely agrees with that of the annual accounts that we have audited, and whether the format of these accounts has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital file examined completely agrees with the audited annual accounts, and these are presented, in all material respects, in accordance with the requirements established in the ESEF Regulation.

Report to the audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the audit and control committee of the Company dated 20 February 2024.

Appointment period

The General Ordinary Shareholders' Meeting held on 31 March 2023 appointed us as auditors for a period of one year, for the year ended 31 December 2023.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the audited entity for services other than the audit of the accounts are disclosed in note 20.g) to the annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)



Vanesa González Prieto (21500)

23 February 2024

Telefónica S.A.





Annual financial statements and management report

for the year ended

2023

Index

Telefónica, S.A.

Balance sheet at December 31

Millions of euros

ASSETS	Notes	2023	2022
NON-CURRENT ASSETS		**57,729**	**59,929**
Intangible assets	5	**15**	**13**
Software		10	7
Other intangible assets		5	6
Property, plant and equipment	6	**129**	**131**
Land and buildings		76	77
Plant and other property, plant and equipment items		51	50
Property, plant and equipment under construction and prepayments		2	4
Investment property	7	**299**	**309**
Land		100	100
Buildings		199	209
Non-current investments in Group companies and associates	8	**53,407**	**55,705**
Equity instruments		52,966	55,445
Loans to Group companies and associates		432	245
Other financial assets		9	15
Financial investments	9	**2,621**	**3,288**
Equity instruments	9	466	358
Derivatives	16	1,873	2,555
Other financial assets	9	282	375
Deferred tax assets	17	**1,224**	**423**
Non current account receivables and other		**34**	**60**
CURRENT ASSETS		**7,271**	**8,813**
Trade and other receivables	10	**500**	**474**
Current investments in Group companies and associates	8	**1,694**	**1,530**
Loans to Group companies and associates		1,625	1,470
Derivatives	16	3	5
Other financial assets		66	55
Investments	9	**402**	**1,814**
Loans to companies		7	26
Derivatives	16	340	614
Other financial assets		55	1,174
Current deferred expenses		**7**	**6**
Cash and cash equivalents		**4,668**	**4,989**
TOTAL ASSETS		**65,000**	**68,742**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Millions of euros

EQUITY AND LIABILITIES	Notes	2023	2022
EQUITY		**20,077**	**20,325**
CAPITAL AND RESERVES		**19,707**	**19,793**
Share capital	11	**5,750**	**5,775**
Share premium	11	**3,752**	**3,825**
Reserves	11	**8,482**	**11,414**
Legal & Statutory		1,110	1,113
Other reserves		7,372	10,301
Treasury shares and own equity instruments	11	**(430)**	**(341)**
Profit (Loss) for the year	3	**2,153**	**(880)**
UNREALIZED GAINS (LOSSES) RESERVE	11	**370**	**532**
Financial assets at fair value with changes though equity		101	(14)
Hedging instruments		269	546
NON-CURRENT LIABILITIES		**36,824**	**37,659**
Non-current provisions	18	**609**	**601**
Non-current borrowings	12	**2,592**	**3,438**
Bank borrowings	14	513	372
Derivatives	16	1,532	1,908
Other debts		547	1,158
Non-current borrowings from Group companies and associates	15	**33,482**	**33,405**
Deferred tax liabilities	17	**95**	**189**
Long term deferred revenues		**46**	**26**
CURRENT LIABILITIES		**8,099**	**10,758**
Current provisions	18	**36**	**28**
Current borrowings	12	**322**	**458**
Bank borrowings	14	141	181
Derivatives	16	179	276
Other financial liabilities	14	2	1
Current borrowings from Group companies and associates	15	**7,353**	**9,950**
Trade and other payables	18	**371**	**301**
Current deferred revenues		**17**	**21**
TOTAL EQUITY AND LIABILITIES		**65,000**	**68,742**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2023	2022
Revenue	19	**4,362**	**1,949**
Rendering of services to Group companies and associates		464	463
Rendering of services to non-group companies		11	21
Dividends from Group companies and associates		3,859	1,450
Interest income on loans to Group companies and associates		28	15
Impairment and gains (losses) on disposal of financial instruments	8	**(1,207)**	**(1,590)**
Impairment losses and other losses		(1,208)	(1,590)
Gains (losses) on disposal and other gains and losses		1	—
Other operating income	19	**41**	**46**
Non-core and other current operating revenue - Group companies and associates		33	36
Non-core and other current operating revenue - non-group companies		8	10
Employees benefits expense	19	**(232)**	**(196)**
Wages, salaries and others		(199)	(163)
Social security costs		(33)	(33)
Other operational expense		**(382)**	**(313)**
External services - Group companies and associates	19	(114)	(92)
External services - non-group companies	19	(258)	(213)
Taxes other than income tax		(10)	(8)
Depreciation and amortization	5, 6 and 7	**(25)**	**(28)**
Gains (losses) on disposal of fixed assets		**—**	**(8)**
OPERATING PROFIT (LOSS)		**2,557**	**(140)**
Finance revenue	19	**516**	**1,429**
Finance costs	19	**(1,935)**	**(2,650)**
Change in fair value of financial instruments		**2**	**1**
Net result on financial assets at fair value with changes through equity	9 and 11	2	1
Exchange rate gains (losses)	19	**(11)**	**(181)**
NET FINANCIAL EXPENSE		**(1,428)**	**(1,401)**
PROFIT (LOSS) BEFORE TAX	21	**1,129**	**(1,541)**
Income tax	17	**1,024**	**661**
PROFIT (LOSS) FOR THE YEAR		**2,153**	**(880)**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A.

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense for the years ended December 31

Millions of euros	Notes	2023	2022
Profit (Loss) for the period		**2,153**	**(880)**
Total income and expense recognized directly in equity	11	**(210)**	**888**
From valuation of financial assets at fair value with impact in equity		115	37
From cash flow hedges		(432)	1,135
Income tax impact		107	(284)
Total amounts transferred to income statement	11	**48**	**(397)**
From valuation of financial assets at fair value with changes through equity		2	1
From cash flow hedges		63	(531)
Income tax impact		(17)	133
TOTAL RECOGNIZED INCOME AND EXPENSE		**1,991**	**(389)**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit (Loss) for the year	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2021	**5,779**	**17,274**	**(546)**	**206**	**41**	**22,754**
Total recognized income and expense	—	—	—	(880)	491	(389)
Transactions with shareholders and owners	(4)	(1,575)	205	—	—	(1,374)
Capital decreases (Note 11)	(139)	(409)	548	—	—	—
Dividend distributions (Note 11)	135	(1,202)	—	—	—	(1,067)
Other transactions with shareholders and owners	—	36	(343)	—	—	(307)
Other movements	—	(666)	—	—	—	(666)
Appropriation of prior year profit (loss)	—	206	—	(206)	—	—
Balance at December 31, 2022	**5,775**	**15,239**	**(341)**	**(880)**	**532**	**20,325**
Total recognized income and expense	—	—	—	2,153	(162)	1,991
Transactions with shareholders and owners	(25)	(1,706)	(89)	—	—	(1,820)
Capital decreases (Note 11)	(25)	(73)	98	—	—	—
Dividend distributions (Note 11)	—	(1,698)	—	—	—	(1,698)
Other transactions with shareholders and owners (Nota 11)	—	65	(187)	—	—	(122)
Other movements (Note 11)	—	(419)	—	—	—	(419)
Appropriation of prior year profit (loss)	—	(880)	—	880	—	—
Balance at December 31, 2023	**5,750**	**12,234**	**(430)**	**2,153**	**370**	**20,077**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2023	2022
A) CASH FLOWS FROM OPERATING ACTIVITIES		**1,720**	**4,194**
Profit (Loss) before tax		**1,129**	**(1,541)**
Adjustments to net results:		**(1,190)**	**1,526**
Depreciation and amortization	5, 6 and 7	25	28
Impairment of investments in Group companies and associates	8	1,208	1,590
Change in long term provisions		36	(36)
Losses on disposal of fixed and intangible assets		—	8
Dividends from Group companies and associates	19	(3,859)	(1,450)
Interest income on loans to Group companies and associates	19	(28)	(15)
Net financial expense		1,428	1,401
Change in working capital		**(15)**	**(68)**
Trade and other receivables		(54)	43
Other current assets		32	(4)
Trade and other payables		7	(107)
Other cash flows from operating activities	21	**1,796**	**4,277**
Net interest paid		(1,495)	(1,062)
Dividends received and other		2,835	3,777
Income tax receipts		456	1,562
B) CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES	21	**1,761**	**(2,769)**
Payments on investments		(3,958)	(6,290)
Proceeds from disposals		5,719	3,521
C) CASH FLOWS USED IN FINANCING ACTIVITIES		**(3,834)**	**(2,245)**
Proceeds from equity instruments		**23**	**13**
(Payments) / Proceeds from financial liabilities	21	**(1,933)**	**(934)**
Debt issues		3,425	4,743
Repayment and redemption of debt		(5,358)	(5,677)
Acquisition of treasury shares	11	**(223)**	**(365)**
Dividends paid	21	**(1,701)**	**(959)**
D) NET FOREIGN EXCHANGE DIFFERENCE		**32**	**2**
E) NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		**(321)**	**(818)**
Cash and cash equivalents at January 1		4,989	5,807
Cash and cash equivalents at December 31		4,668	4,989

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Telefónica, S.A.
Annual financial statements
for the ended December 31, 2023

🏠
Index

Financial statements 2023

Note 1. Introduction and general information

Telefónica, S.A. ("Telefónica" or "the Company") is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company's registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.

Telefónica's basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.'s accounting records by the Company's Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree (RD) 602/2016, dated December 2, 2016, and by Royal Decree (RD) 1/2021, dated January 12, 2021, and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company's equity, financial position, income statements and of the cash flows obtained and applied in 2023.

The accompanying financial statements for the year ended December 31, 2023 were prepared by the Company's Board of Directors at its meeting on February 21, 2024 for submission for approval at the General Shareholders' Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company's functional currency.

b) Comparison of information

Accounting policies applied in 2023 are consistent with those applied in 2022. 2022 figures are included in these financial statements for comparison purposes.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of *materiality* or *relevance* defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established based on these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company's results and financial position.

Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company's ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, the expected outcome from pending lawsuits affecting the estimations as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or unforeseen future transactions that could affect tax

balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in note 17.

Note 3. Proposed appropriation of net results

Telefónica, S.A. obtained a profit of 2,153 million euros in 2023.

Accordingly, the Company's Board of Directors will submit the following proposed appropriation of 2023 net results for approval at the General Shareholders' Meeting:

Millions of euros

Proposed appropriation:	
Profit for the year	2,153
Distribution to:	
Legal reserve	91
Unrestricted reserves	2,062

Note 4. Recognition and measurement accounting policies

As stated in note 2, the Company's financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), modified by RD 602/2016 and RD 1/2021 as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company's activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets' estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset's recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

Telefónica bases the calculation of impairment on the business plans of the various companies to which the assets are allocated, approved by the Board of Directors' of Telefónica, S.A. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.

d) Financial assets and liabilities

The main future assumptions as well as other uncertainties related to estimations at year end which could cause a significant effect in the financial statements are disclosed below.

Financial investments

"Investments in group companies, joint ventures and associates" are classified into a category of the same name and are shown at cost less any impairment loss (see note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in

terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the RD 1/2021, which amends PGC 2007, are classified as *financial assets at fair value through equity*. These investments are recorded under "Non-current assets," unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

A distribution of unrestricted reserves is considered as dividend distribution, and therefore, is registered as dividend revenue in the accounting of the receiving Company whenever the distributing company and/or any of its group's subsidiaries have gathered profits above the amount of equity distributed.

When the Company receives free-allotment rights, known as scrip dividends, that can be used to acquire new shares at no cost or be sold in the market or to the distributing company, it accounts for the concept as dividend revenue with a counterpart of account receivable on the distribution date.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions

In business merger or spin-off transactions involving the parent company and its direct or indirect subsidiary, as well as in the case of non-monetary contributions of business units between Group companies and in the case of in-kind dividend distributions, the valuation of the assets and liabilities should be done in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish "NOFCAC"), at their pre-transaction carrying amount in the consolidated financial statements of the group or subgroup with a Spanish parent company.

In the particular case of a contribution to a group company of the shares of another group company, the pre-transaction carrying amount in the standalone financial statements of the contributing company could be used, unless the net equity amount was higher, in which case this amount was used.

The change in value arising in the contributing company as a result of the above accounting treatment is recognized in reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see note 20.a). Where financial guarantees provided have a counter-guarantee on the Company's balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company's balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i) The amount resulting from the application of the rules for measuring provisions and contingencies.

ii) The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group's consolidated financial statements for 2023 and 2022 are as follows:

Millions of euros

Item	2023	2022
Total assets	104,324	109,642
Equity:		
Attributable to equity holders of the parent	21,852	25,088
Attributable to minority interests	5,244	6,620
Revenue from operations	40,652	39,993
Profit for the year:		
Attributable to equity holders of the parent	(892)	2,011
Attributable to minority interests	318	308

Note 5. Intangible assets

The movements in the items composing intangible assets
and the related accumulated amortization in 2023 and
2022 are as follows:

2023

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	**276**	**9**	**—**	**—**	**285**
Software	172	6	—	2	180
Other intangible assets	104	3	—	(2)	105
ACCUMULATED AMORTIZATION	**(255)**	**(7)**	**—**	**—**	**(262)**
Software	(165)	(5)	—	—	(170)
Other intangible assets	(90)	(2)	—	—	(92)
DEPRECIATION ACCRUAL	**(8)**	**—**	**—**	**—**	**(8)**
NET CARRYING AMOUNT	**13**	**2**	**—**	**—**	**15**

2022

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	**269**	**7**	**—**	**—**	**276**
Software	167	4	—	1	172
Other intangible assets	102	3	—	(1)	104
ACCUMULATED AMORTIZATION	**(248)**	**(7)**	**—**	**—**	**(255)**
Software	(160)	(5)	—	—	(165)
Other intangible assets	(88)	(2)	—	—	(90)
DEPRECIATION ACCRUAL	**—**	**(8)**	**—**	**—**	**(8)**
NET CARRYING AMOUNT	**21**	**(8)**	**—**	**—**	**13**

As of December 31, 2023 and 2022 commitments to
acquire intangible assets amount to 0.6 and 2.9 million
euros, respectively.

As of December 31, 2023 and 2022, the Company had
254 and 243 million euros, respectively, of fully amortized
intangible assets.

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment (PP&E) and the related accumulated depreciation in 2023 and 2022 are as follows:

2023

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	**559**	**6**	**—**	**8**	**573**
Land and buildings	199	—	—	8	207
Plant and other PP&E items	356	5	—	3	364
PP&E under construction and prepayments	4	1	—	(3)	2
ACCUMULATED DEPRECIATION	**(428)**	**(10)**	**—**	**(6)**	**(444)**
Buildings	(122)	(3)	—	(6)	(131)
Plant and other PP&E items	(306)	(7)	—	—	(313)
NET CARRYING AMOUNT	**131**	**(4)**	**—**	**2**	**129**

2022

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	**551**	**11**	**—**	**(3)**	**559**
Land and buildings	201	—	—	(2)	199
Plant and other PP&E items	348	6	—	2	356
PP&E under construction and prepayments	2	5	—	(3)	4
ACCUMULATED DEPRECIATION	**(415)**	**(13)**	**—**	**—**	**(428)**
Buildings	(116)	(6)	—	—	(122)
Plant and other PP&E items	(299)	(7)	—	—	(306)
NET CARRYING AMOUNT	**136**	**(2)**	**—**	**(3)**	**131**

Firm commitments to acquire property, plant and equipment at December 31, 2023 and 2022 amounted to 0.5 and 0,2 million euros, respectively.

At December 31, 2023 and 2022, the Company had 353 and 264 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

"Property, plant and equipment" includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 61 and 62 million euros at 2023 and 2022 year-ends, respectively. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 21 and 22 million euros at December 31, 2023 and 2022, respectively.

Note 7. Investment properties

The movements in the items composing investment properties in 2023 and 2022 and the related accumulated depreciation are as follows:

2023

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	**439**	**–**	**–**	**(2)**	**437**
Land	100	–	–	–	100
Buildings	339	–	–	(2)	337
ACCUMULATED DEPRECIATION	**(130)**	**(8)**	**–**	**–**	**(138)**
Buildings	(130)	(8)	–	–	(138)
NET CARRYING AMOUNT	**309**	**(8)**	**–**	**(2)**	**299**

2022

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	**436**	**–**	**–**	**3**	**439**
Land	100	–	–	–	100
Buildings	336	–	–	3	339
ACCUMULATED DEPRECIATION	**(122)**	**(8)**	**–**	**–**	**(130)**
Buildings	(122)	(8)	–	–	(130)
NET CARRYING AMOUNT	**314**	**(8)**	**–**	**3**	**309**

"Investment properties" mainly includes in both 2023 and 2022 the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid.

In 2023 the Company has buildings with a total area of 263,325 square meters (290,881 square meters in 2022) leased to several Telefónica Group companies, equivalent to an occupancy rate of 75.21% of the buildings it has earmarked for lease (82.22% in 2022).

Total income from leased buildings in 2023 and 2022 (see note 19.1.a) amounted to 34 and 37 million euros respectively.

Future minimum rentals receivable under non-cancellable leases are as follows:

	2023	2022
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	29	29
Between two and five years	–	–
Total	**29**	**29**

The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2023 for a non-cancellable period of 12 months.

The main operating leases in which Telefónica, S.A. acts as lessee are described in note 19.5.

Note 8. Investments in group companies and associates

8.1. Detail and evolution of investment in group companies and associates:

2023

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange rate impacts	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	55,445	345	(425)	—	—	(2,491)	92	52,966	78,437
Equity instruments (Cost)	92,810	1,553	(515)	—	—	(2,491)	92	91,449	
Impairment losses	(37,365)	(1,208)	90	—	—	—	—	(38,483)	
Loans to Group companies and associates	245	235	(1)	(50)	3	—	—	432	437
Other financial assets	15	26	(3)	(29)	—	—	—	9	9
Total non-current investment in Group companies and associates	**55,705**	**606**	**(429)**	**(79)**	**3**	**(2,491)**	**92**	**53,407**	**78,883**
Loans to Group companies and associates	1,470	1,885	(1,786)	50	6	—	—	1,625	1,624
Derivatives	5	—	(2)	—	—	—	—	3	3
Other financial assets	55	8	(26)	29	—	—	—	66	66
Total current investments in Group companies and associates	**1,530**	**1,893**	**(1,814)**	**79**	**6**	**—**	**—**	**1,694**	**1,693**

(1) Fair value at December 31, 2023 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A. and Telefónica Deutschland Holding, A.G.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

2022

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	54,929	5,116	(5,231)	—	—	(66)	698	55,445	75,396
Equity instruments (Cost)	93,986	6,706	(8,513)	—	—	(66)	698	92,810	
Impairment losses	(39,057)	(1,590)	3,282	—	—	—	—	(37,365)	
Loans to Group companies and associates	131	—	—	121	(7)	—	—	245	238
Other financial assets	7	27	—	(19)	—	—	—	15	15
Total non-current investment in Group companies and associates	**55,067**	**5,143**	**(5,231)**	**102**	**(7)**	**(66)**	**698**	**55,705**	**75,649**
Loans to Group companies and associates	3,641	2,534	(4,636)	(121)	53	—	—	1,470	1,471
Derivatives	9	—	(4)	—	—	—	—	5	5
Other financial assets	48	10	(22)	19	—	—	—	55	55
Total current investments in Group companies and associates	**3,698**	**2,544**	**(4,662)**	**(102)**	**53**	**—**	**—**	**1,530**	**1,531**

(1) Fair value at December 31, 2022 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A. and Telefónica Deutschland Holding, A.G.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

Telefónica

a) Most significant transactions:

The most significant transactions occurred in 2023 and 2022 as well as their accounting impacts are described below:

2023

On January 18, 2023 the shareholders of Pontel Participaciones, S.L., an affiliated company of Telefónica, S.A. (with a 83.35% ownership as of that date), approved a capital increase of 223 million euros subscribed and paid by its shareholders. Telefónica, S.A. contributed with 111 million euros, decreasing its percentage of ownership in the subsidiary to 70%. The transaction is reflected as Additions in the 2023 chart of movements. On February 7, 2023 the general shareholders' meeting of Pontel Participaciones, S.L. agreed to an additional paid-in capital and reserves distribution of 688 million euros. Telefónica, S.A. received 551 millions of euros and according to the accounting principles, 492 million were registered as investment reimbursement and this movement shown as Dividends in 2023 chart of movements. On March 16, 2023 and accounting effects January 1, 2023 Telxius Telecom, S,A. (absorbing entity) and Pontel Participaciones, S.L. (absorbed entity) carried out a merger. The effect of the transaction, amounting to 403 million euros is shown as Disposals in 2023 chart of movements.

On February 2, 2023 Telefónica, S.A. granted a credit facility of 175 million euros to Pontel Participaciones, S.L.. The credit was cancelled on March 16, 2023, the mentioned merger date. These transactions are shown as Additions and Disposals in 2023 chart of movements and in note 21 of these financial statements.

On January 18, 2023 in order to rebalance the equity situation, Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) carried out a capital increase of 45 million euros subscribed and paid in full by Telefónica, S.A. On October 31, 2023 the merger between Telefónica Innovación Digital, S.L. as absorbing entity and Telefónica Investigación y Desarrollo, S.A. (absorbed entity) was filed to the Companies' Register. Telefónica, S.A. was the sole shareholder in both companies. With accounting effects on January 1, 2023 and according to the accounting principles, a disposal was registered and shown as Disposals in 2023 chart of movements (32 million euros of cost and 18 million euros of impairment). The cost of the investment in the absorbing entity was increased by 13 million euros and shown as Additions in 2023 chart of movements.

In January 2023, the Company sold its investment in Telefónica Ingeniería de Seguridad, S.A. to Telefónica Filiales España, S.A. by 6 million euros. The sale is reflected in 2023 chart of movements as Disposals (under the caption cost of the investment by 78 million euros and 72 million euros under the impairment caption).

2022

In June 2022 the Company, as sole shareholder of Telefónica Tech, S.L., decided to increase the share capital in the subsidiary by an in-kind contribution of the shares of Telefónica Cybersecurity & Cloud Tech, S.L. which amounted to 1,122 million euros. The impact of this transaction implied an addition to the investment in Telefónica Tech, S.L. amounting to 839 million euros, which is shown within Additions in the 2022 chart of movements and a disposal of the carrying amount of the contributed investment. Prior to this transaction, Telefónica Cyber Cloud & Tech, S.L. carried out a capital increase of 342 million euros fully subscribed and paid by Telefónica, S.A. also reflected within Additions in the same chart.

On August 10, 2022 the deed of partial segregation of Telefónica, S.A. to Telefónica Latinoamérica Holding, S.L. (TLH) was filed to Madrid Companies' Register. The segregation involved the business consisting in the shares owned by Telefónica, S.A. in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. together with some other items associated with the business. This transaction increased the net investment value of TLH by 1,150 million euros, shown as Additions in the 2022 chart of movements as well as the disposal of the investment in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A., reflected as net Disposals accordingly by 1,006 and 88 million euros, respectively in the already mentioned 2022 chart of movements (Cost of investment by 1,360 million offset by 354 million euros of impairment losses for Telefónica Móviles Argentina, S.A. and Cost of investment by 119 million euros offset by 31 million euros of impairment losses for Telefónica de Argentina, S.A.).

On September 15, 2022, a partial spin-off of TLH took place. This transaction involved the transfer of the business consisting in the shares owned by TLH in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. together with some other related items to a newly created subsidiary, TLH HOLDCO, S.L. owned 100% by Telefónica, S.A. This transaction implied an addition of the new company, TLH HOLDCO, S.L. amounting to 1,582 million euros and a net disposal in TLH by 1,561 million euros (2,396 million euros of investment cost offset by 835 million euros of impairment losses). These amounts were reflected as Additions and Disposals, respectively, in the 2022 chart of movements.

On October 31, 2022 the liquidation of Sao Paulo Telecomunicaçoes, Ltda. was completed with the distribution to its shareholders of the assets and liabilities pro-rata their ownership percentage. As a consequence of the liquidation, an amount of 3,493 million euros has been recorded as disposal in the cost of investment line offset by a 2,039 million euros of impairment loss disposal. Telefónica owned 39.40% of the subsidiary and after the liquidation receives an additional 8.06% of the share capital in Telefônica Brasil, S.A. (calculated based on the issued share capital) amounting to 903 million

euros and is shown as Addition in 2022 chart of movements.

All the aforementioned transactions in 2023 and 2022 have been valued in accordance with the accounting principles described in note 2 b).

b) Acquisitions of investments and capital increases (Additions):

Millions of euros

Companies	2023	2022
TLH HOLDCO, S.L.	38	1,646
Telefónica Hispanoamérica, S.A.	380	1,192
Telefónica Latinoamérica Holding, S.L	—	1,150
Telefônica Brasil, S.A.	—	903
Telefónica Tech, S.L.	36	839
Telefónica Infra, S.L.	103	555
Telefónica Cybersecurity & Cloud Tech, S.L	—	342
Telefónica Deutschland, A.G.	813	48
Pontel Participaciones, S.L.	111	—
Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.)	58	—
Other companies	14	31
Total group and associated companies	**1,553**	**6,706**

2023

On March 21, 2023 Telefónica Hispanoamérica, S.A. completed a share capital increase of 380 million euros totally subscribed and disbursed by Telefónica, S.A.

In 2023 the Company has carried out several contributions to the reserves of Telefónica Infra, S.L. in March, June, August, October and December totaling 103 million euros. These contributions to distributable reserves have had no issuance of new shares.

During 2023 the Company has acquired in the stock market shares of Telefónica Deutschland Holding, A.G. (352 million shares for a total amount of 813 million euros) up to a 13.2% of direct ownership as of December 31, 2023 as detailed in Appendix I of these financial statements.

The amount corresponding to Pontel Participaciones, S.L. is framed within the transactions detailed at the beginning of this note.

The figure shown for Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) is disclosed at the beginning of this note.

2022

On December 20, 2022 TLH HOLDCO, S.L. carried out a capital increase of 64 million euros, fully subscribed and paid by Telefónica, S.A.. The amount in 2022 Additions chart included not only this amount but also the figure of

the segregation transaction of Argentinian businesses as detailed at the beginning of this note (1,582 million euros).

On February 2, 2022 Telefónica Hispanoamérica, S.A. filed the deed of the capital increase by 1,192 million euros subscribed and paid in full by the Company.

The amounts related to Telefónica Latinoamérica Holding, S.L, Telefônica Brasil, S.A. and Telefónica Tech, S.L. referred to the transactions described at the beginning of this note.

On May 11, 2022 the deed of capital increase carried out by Telefónica Infra, S.L. amounting to 38 million euros was filed to the Companies' Register. It had been fully subscribed and paid by Telefónica, S.A. In addition, during 2022 the Company agreed to fund contributions to Telefónica Infra, S.L. (with no new shares issued) totaling 517 million euros.

During 2022 the Company acquired in the stock market shares of Telefónica Deutschland Holding, A.G. (19.1 million shares) up to a 1.36% of direct ownership as of December 31, 2022.

c) Disposals of investments and capital decreases:

Millions of euros

Companies	2023	2022
Sao Paulo Telecomunicaçoes, Ltda.	—	3,493
Telefónica Latinoamérica Holding, S.L	—	2,396
Telefónica Móviles Argentina, S.A.	—	1,360
Telefónica Cybersecurity & Cloud Tech, S.L	—	1,122
Telefónica de Argentina, S.A.	—	119
Pontel Participaciones, S.L.	403	—
Telefónica Investigación y Desarrollo, S.A.	32	—
Telefónica Ingeniería de Seguridad, S,A.	78	—
Other companies	2	23
Total group and associated companies	**515**	**8,513**

2023

The amount referring to Pontel Participaciones, S.L. is related to the merger with Telxius Telecom, S.A. detailed at the beginning of this note.

The disposal of Telefónica Investigación y Desarrollo, S.A. is related to the cost of the investment in the merger with Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) detailed at the beginning of the note.

The amount corresponding to Telefónica Ingeniería de Seguridad, S.A. is disclosed at the beginning of this note.

2022

The figure of Sao Paulo Telecomunicaçoes, Ltda. related to the liquidation of the Company detailed at the beginning of the note.

The amounts for Telefónica Latinoamérica Holding, S.L., Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. referred to the transaction of segregation and unification of the Argentinian business described at the beginning of this note.

The Disposal of Telefónica Cybersecurity & Cloud Tech, S.L. is framed in the in-kind contribution described at the beginning of this note.

Other companies included the liquidation of Corporación Real Time Team, S.L., Centro de Experimentación de la Realidad Virtual, S.L. y Telco TE, which were carried out in 2022. The companies were fully impaired and the same amount was recorded as disposals in the impairment losses line.

d) Other movements:

On December 22, 2023 Telefónica Latinoamérica Holding, S.L. completed a dividend distribution by 1,994 million euros. After completing an accounting assesment, the transaction has been registered as investment reimbursement as Dividends in 2023 chart of movements.

After the sale of the investment in El Salvador, on January 13, 2022, the General Shareholders' Meeting of Telefónica Centroamérica Inversiones, S.L. agreed a dividend distribution to its shareholders pro-rata the ownership percentage. 76 million USD (equivalent to 66 million euros) were distributed to Telefónica, S.A. This proceed was registered as an investment reimbursement and reflected as Dividends in 2022 chart of movements.

"Transfers" of "Loans to Group Companies and Associates" in 2022 included the reclassification from current to long-term of the loan granted in March 2022 to Telefónica Cybersecurity & Cloud Tech, S.L., and whose maturity was extended in June 2022 until 2027 (see note 8.5).

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimation is calculated based on the subsidiaries' business plans approved by the Board of Telefónica, S.A. In the specific case of the indirect investment in the JV in the United Kingdom, the future cash flows used in the calculation of the value in use carried out by the JV are based on the latest three-year business plan approved by the Board of Directors of VMED O2 UK Limited (VMO2). To complete the five years

of post-closing cash flows, an additional normalization period has been estimated in the operating variables until the perpetuity parameters are reached. A longer time horizon has been used for capital-intensive projects, such as the fiber rollout plan.

The business plan of the subsidiaries covers a four-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.

The estimated value is based on the business plans of each subsidiary expressed in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. The main assessments used to determine the discounted cash flows are the revenue growth, the long term OIBDA margin, the long term investment ratio, the weighted average cost of capital (WACC) and the perpetual growth rate, indicators employed by the Group in its investments valuation.

Moreover, and only for the companies where discounted cash flow analysis is not available due to the specific nature of their businesses, the impairment is calculated by comparing their equity figure as of the end of the period and the net book value of those investments.

As a result of these estimations and the effect of the net investment hedge in 2023, an impairment provision of 1,208 million euros was recognized (write-off of 1,590 million euros in 2022). This amount derives mainly from the following companies:

a. a write down, net of hedges, of 3,169 million euros for Telefónica O2 Holdings, Ltd. (write down of 1,594 million euros, net of hedges, was registered in 2022) due to the outcome of the impairment test carried out by VMO2 at year-end.

b. a write down for 660 million euros for TLH HOLDCO, S.L. due to the Argentinian peso devaluation in December 2023. In 2022 no impairment was registered for the investment.

c. a write down reversal, net of hedges, of 1,215 million euros for Telefônica Brasil, S.A. (449 million euros in 2022). The causes of the reversion are detailed in the next chapter. In 2022 an additional reversal of 15 million euros for Sao Paulo Telecomunicaçoes, Ltda, was registered prior to its liquidation.

d. a write down by 348 million euros for Telefónica Hispanoamérica, S.A. (1,252 million euros in 2022).

e. a write down reversal of 1,770 million euros for Telefónica Latinoamérica Holding, S.L. (1,001 million euros in 2022) mainly due to positive performance of its investment in Brazil.

f. a write down of 8 million euros for Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.). An impairment of 130 million euros was registered for this investment in 2022.

Main assumptions used for the calculation of the discounted cash flows of investments

United Kingdom

Among the G7 economies, the United Kingdom had the second lowest GDP growth in 2023, and since 2019 the country's per capita income has performed worst. Its economy has entered recession in the second half of 2023, an event not foreseen at the beginning of the year. Growth forecasts for 2024 have also been reduced (0.4% currently vs. almost 1% expected in the first half of 2023 for 2024). Behind this weak performance there are mainly two factors, both related to Brexit: the low growth of the labor force and the lack of dynamic behavior of exports. These factors have also contributed to the fact that the decline in inflation has been slower than expected, and therefore that interest rates have not decreased, which has had a negative impact on the disposable income of families and companies.

During 2023, VMO2 has achieved progressive growth in the number of customers, expanding its mobile, fixed and convergent customer base in a difficult macroeconomic context of high inflation and rationalization of consumer expenditure habits.

The macroeconomic environment is expected to remain challenging, impacting the consumption pattern of the company's customer base, which has a premium ARPU in the market derived from higher speeds and packages with multiple services that are susceptible to optimization by customers, such as television services, basic telephony or maintaining the mobile terminal for a longer period of time. Likewise, the competitive environment has intensified with an acceleration in the deployment of fiber networks threatening VMO2's competitive speed advantage. The B2B market has also been affected by the macroeconomic situation. On the other hand, the company has accelerated the execution of the synergies anticipated by the integration. For all these reasons, the company continues to focus on its pillars of future growth, such as the commitment to convergence, the digitalization and the development of state-of-the-art infrastructure through significant investments that are expected to contribute to future growth.

Long term growth and operational ratios considered in the assessment of the value in use of VMO2 are aligned

within analyst ranges for peer companies in the region. In terms of revenues, despite challenges in the competitive environment, the strategic plan reflects a trend of growth in the long term projections, in line with the estimated industry evolution in the UK. Regarding OIBDA margin over a two-year horizon, analysts' estimates for peer companies in Europe range between 33% to 41%, while the analysts long-term capex to revenue ratio range within 12% to 15%. The WACC (Weighted average cost of capital) used to discount the cash flows is 7.5% as of December 2023. Terminal growth rate is set at 1%, below the real terminal growth forecasted for the UK economy.

Brazil

The macroeconomic scenario in Brazil during 2023 has been better than expected at the beginning of the year for the third year in a row. The economic growth has tripled the estimations. Additionally, there has been a stability of financial assets thanks to the compromise of the government with the tax balance and with the structural reforms improving the medium term prospects of the country. Finally, families and companies have benefited from the interest rate decline and the acceleration of the wages thanks to the continuing process of inflation drop. In terms of revenues, the four-year plan reflects a trend of improvement for the business projections. As for the long-term OIBDA margin three-year estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 37% to 45%. Regarding investments, the operator will invest in the horizon of the projected plan a percentage that is aligned with the investment needs planned for the development of its business, which is located in a range between 14% and 19%. The WACC used for year-end 2023 is 12%, showing a drop of 60 basic points since 2022 due to the restraint of the interest rate in the country. The perpetual growth rate has been reduced by 0.5 p.p. aligned with the long-term growth of the business and placing it within the range of analysts' estimates. It is consistent with inflation rate targeted by the Central Bank of Brazil (in a range between 1.5% and 4.5%) and it is below the nominal GDP growth rate, which fluctuates around 5.5%, according to market expectations. Moreover, the appreciation of Brazilian real against euro by 4.11% should also be taken into account as it has an impact, net of hedges, in the value of the investment (see note 19.8).

Argentina

2023 has been a difficult year in the whole environment of the Argentinian economy. Instead of being stagnated as expected, at the beginning of the year, the economic activity shrank due to the extraordinary drought as well as the persistent tax and monetary unbalances which gave birth to a steep acceleration of the inflation rate and a drop of wages. All these factors framed within a highly uncertain political (with presidential elections held in October 2023) and economic (with a more severe control of external payments and imports) scenario, aggravated the financial volatility and the worsening of exchange rate

and country risk. After the official devaluation of the Argentinian peso in December 2023, the local currency has depreciated by 78.84% in comparison with December 2022.

8.3. Detail of subsidiaries and associates

The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transactions carried out in 2023 that qualify for special tax regime, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualified for special tax regime carried out in prior years are disclosed in the financial statements for those years.

On March 16, 2023 the Boards of Telxius Telecom, S.A. and Pontel Participaciones, S.L. approved the merger of the latter entity with the first, with the subsequent dissolution of the absorbed company without liquidation and the full transfer of its equity to the absorbing company, which acquires by universal succession the rights and obligations of the absorbed entity. The deed of the transaction was filed to the Companies' Register on April 5, 2023.

On June 29, 2023 the Boards of Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) (absorbing entity) and Telefónica Investigación y Desarrollo, S.A. (absorbed entity) scheme the merger project of the latter company with the first with the subsequent dissolution without liquidation of the absorbed entity and the full transfer of the equity as well as the acquisition by universal succession of the rights and obligations of the absorbed company. Telefónica, S.A., as sole shareholder of both absorbing and absorbed companies, agreed to the merger on July 25, 2023. The deed of the transaction was files to the Companies Register on November 17, 2023 and legal effects on October 31, 2023.

8.5. Maturity of loans to Group companies and associates

The breakdown and maturity of loans to Group companies and associates in 2023 and 2022 are as follows:

2023

Millions of euros

Company	2024	2025	2026	2027	2028	2027 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	776	—	—	—	—	—	776
Telefónica Cybersecurity & Cloud Tech, S.L.	4	—	—	116	—	—	120
Telefónica de España, S.A.U.	473	—	—	—	—	—	473
Telxius Telecom, S.A.	50	—	50	—	235	—	335
Telefônica Brasil, S.A.	133	—	—	—	—	—	133
Telefónica Finanzas, S.A.U.	138	—	—	—	—	—	138
Other companies	51	—	—	—	—	31	82
Total	**1,625**	**—**	**50**	**116**	**235**	**31**	**2,057**

2022

Millions of euros

Company	2023	2024	2025	2026	2027	2026 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	99	—	—	—	—	—	99
Telefónica Cybersecurity & Cloud Tech, S.L.	1	—	—	—	113	—	114
Telfisa Global, B.V.	16	—	—	—	—	—	16
Telefónica de España, S.A.U.	415	—	—	—	—	—	415
Telxius Telecom, S.A.	—	50	—	50	—	—	100
Telefônica Brasil, S.A.	189	—	—	—	—	—	189
Telefónica Finanzas, S.A.U.	198	—	—	—	—	—	198
Bluevía Fibra, S.L.	527	—	—	—	—	—	527
Other companies	25	—	—	—	—	32	57
Total	**1,470**	**50**	**—**	**50**	**113**	**32**	**1,715**

The main loans granted to Group and associated companies are described below:

- The outstanding balance with Telefónica Móviles España, S.A.U. in 2023 includes dividends distributed in December 2023, amounting to 677 million euros and uncollected as of the date of these financial statements.

  In addition, in 2023 there are 99 million euros of tax balances receivable from this subsidiary for its tax expense declared in the consolidated tax return (99 million euros in 2022).

- On March 21, 2022 the Company granted a credit to its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L. of 140 million pounds sterling and maturity date on June 21, 2022. At maturity date, the credit was partially cancelled and the outstanding amount, 100 million pounds sterling, extended its maturity date until 2027. The equivalent amount of this credit at year end amounts to 116 million euros (113 million euros in 2022). Moreover, there are uncollected interests accounted as

current amounting to 1 million euros both in 2023 and 2022.

In addition, in 2023 there are 3 million euros of tax balances receivable from this subsidiary for its tax expense declared in the consolidated tax return (no tax amounts outstanding in 2022).

- The balance of Telefónica de España, S.A.U. in 2023 includes an amount of 473 million euros of dividends distributed in December 2023 and uncollected as of the date of these financial statements.

  In 2022 there were 415 million euros corresponding to tax receivables from the subsidiary for its tax expense declared in the consolidated tax return. There are no outstanding amounts to be collected in 2023 for this concept.

- At year end 2022, the outstanding amount granted to Telxius Telecom, S.A. by 100 million euros corresponded to credits granted in 2016 with maturity date in 2024 and 2026 with the amounts shown in the chart of movements. In 2023 the installment maturing in 2024 euros has been transferred to current.

In December 2023 a new loan has been granted with a total figure of 235 million euros and a variable interest rate. It has been disbursed in two tranches on December 4 and 20, by 153 and 82 million euros, respectively. The maturity date of the loan is December 2028 with an additional one-year extension at grantee request.

- The balance totaling 133 million euros shown in 2023 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end (189 million euros in December 2022).

- The balance of Telefónica Finanzas, S.A.U. in December 2023 includes dividends distributed and uncollected at year end amounting to 118 million euros (182 million euros in 2022).

  Moreover, in 2023 there are uncollected balances of 20 million euros of tax balances receivable from this subsidiary for its tax expense declared in the consolidated tax return (16 million euros in 2022).

- On December 20, 2022 Telefónica, S.A. granted a credit facility with maturity in 3 months to Bluevía Fibra, S.L. amounting to 526 million euros. The uncollected interests amounted to 1 million euros and were also shown as current in the 2022 the chart of movements. On February 3, 2023 Bluevía Fibra, S.L. cancelled, prior to maturity, the above mentioned credit facility as well as the uncollected interests. The collected amount was 528 million euros (see note 21).

In the 2023 chart of movements, additions of current loans to group companies and associates comprise 161 million euros (548 million euros in 2022) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.'s tax group totaling 548 million euros (873 million euros in 2022).

Total accrued interest receivable at December 31, 2023 and 2022 included under the caption Current loans to group companies and associates amount to 2.3 and 2.4 million euros, respectively.

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.

Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plans launched in 2023 and 2022 with a maturity date longer than 2024 are included as other non-current financial assets (see note 19.3).

Note 9. Financial investments

9.1. The breakdown of "Financial investments" at December 31, 2023 and 2022 is as follows:

2023

Millions of euros	Assets at fair value				Measurement hierarchy			Assets at amortized cost				Total carrying amount	Total fair value
	Financial Assets at fair value with changes through equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal financial assets at amortized cost	Fair value		
Non-current financial investments	**466**	**508**	**1,365**	**2,339**	**466**	**1,873**	**—**	**282**	**—**	**282**	**282**	**2,621**	**2,621**
Equity instruments	466	—	—	466	466	—	—	—	—	—	—	466	466
Derivatives (Note 16)	—	508	1,365	1,873	—	1,873	—	—	—	—	—	1,873	1,873
Loans to third parties and other financial assets	—	—	—	—	—	—	—	282	—	282	282	282	282
Current financial investments	**—**	**96**	**244**	**340**	**—**	**340**	**—**	**62**	**—**	**62**	**62**	**402**	**402**
Loans to third parties and other financial assets	—	—	—	—	—	—	—	62	—	62	62	62	62
Derivatives (Note 16)	—	96	244	340	—	340	—	—	—	—	—	340	340
Total financial investments	**466**	**604**	**1,609**	**2,679**	**466**	**2,213**	**—**	**344**	**—**	**344**	**344**	**3,023**	**3,023**

2022

Millions of euros	Assets at fair value				Measurement hierarchy			Assets at amortized cost				Total carrying amount	Total fair value
	Financial Assets at fair value with changes though equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal assets at amortized cost	Fair value		
Non-current financial investments	**358**	**738**	**1,817**	**2,913**	**358**	**2,555**	**—**	**—**	**375**	**375**	**375**	**3,288**	**3,288**
Equity instruments	358	—	—	358	358	—	—	—	—	—	—	358	358
Derivatives (Note 16)	—	738	1,817	2,555	—	2,555	—	—	—	—	—	2,555	2,555
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	375	375	375	375	375
Current financial investments	**—**	**289**	**325**	**614**	**—**	**614**	**—**	**26**	**1,174**	**1,200**	**1,200**	**1,814**	**1,814**
Loans to third parties and other financial assets	—	—	—	—	—	—	—	26	1,174	1,200	1,200	1,200	1,200
Derivatives (Note 16)	—	289	325	614	—	614	—	—	—	—	—	614	614
Total financial investments	**358**	**1,027**	**2,142**	**3,527**	**358**	**3,169**	**—**	**26**	**1,549**	**1,575**	**1,575**	**5,102**	**5,102**

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

9.2 Financial assets at fair value with changes though income statement and hedges with changes through equity

These two asset categories include the fair value of outstanding derivative financial instruments at December 31, 2023 and 2022 (see note 16).

9.3 Financial assets at fair value with changes through equity

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2023 and 2022 are as follows:

December 31, 2023

Millions of euros	Opening balance	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	249	—	114	363
China Unicom (Hong Kong), Ltd.	105	—	(2)	103
Promotora de Informaciones, S.A. (PRISA)	4	(5)	1	—
Total	**358**	**(5)**	**113**	**466**

December 31, 2022

Millions of euros	Opening balance	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	232	—	17	249
China Unicom (Hong Kong), Ltd.	80	—	25	105
Promotora de Informaciones, S.A. (PRISA)	36	(36)	4	4
Total	**348**	**(36)**	**46**	**358**

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

At December 31, 2023 and 2022 Telefónica, S.A.'s investment in BBVA represents 0.756% and 0.732%, respectively, of that company's share capital at each year-end.

Promotora de Informaciones, S.A. (Prisa)

On May 19, 2022, Telefónica, S.A. sold 50 million shares of Prisa. The revenue from the sale amounted to 5 million euros and it was reflected under the caption Net result on financial assets at fair value with changes through equity.

In December 2022 the Company registered a write-off on this investment amounting to 4 million euros under the caption Net result on financial assets at fair value with changes through equity caused by the significant drop in the quotation of Prisa's shares.

At December 31, 2022 Telefónica, S.A.'s investment in Prisa represented 1.87% of its share capital.
On June 21, 2023 the Company has sold its total remaining shares in this investment with a profit of 2 million euros accounted under the caption Net result on financial assets at fair value with changes through equity in the profit and loss account.

China Unicom (Hong Kong), Ltd.

The investment in China Unicom (Hong Kong), Ltd. (182 million shares) represents 0.593% of that company's share capital both in 2023 and 2022. The shares are quoted in Hong Kong stock exchange.

The impacts shown in the column Fair value adjustments on both years include the fair value adjustments in the quotation of the three investments. These impacts are registered in the equity of the Company (note 11.2).

The difference between the amount shown as Fair Value adjustments in this note and the Valuation at market value of Financial assets at fair value with changes through equity in 2023 and 2022 chart of movements in note 11 is due to hedges which partially offset the exchange rate impact in the valuation of China Unicom.

9.4 Financial assets at amortized cost

The breakdown of investments included in this category at December 31, 2023 and 2022 is as follows:

Millions of euros	2023	2022
Financial assets at amortized cost, non-current:		
Deposits related to real state properties	6	7
Collateral guarantees	273	365
Marketable debt securities	3	3
Financial assets at amortized cost, current:		
Loans to third parties	5	26
Marketable debt securities	—	939
Collateral guarantees	55	235
Other current financial assets	2	—
Total	**344**	**1,575**

Collaterals are classified in both years under the caption Financial assets at amortized cost and classified in accordance with the maturity of the underlying derivative instruments which they relate to.

In 2022, marketable debt securities under the current caption refer to the notes with a total nominal value of 1,000 million US dollars issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes were deposited in a securities account owned by Telefónica, S.A. The notes have been fully cancelled according to its maturity in 2023 (see note 21).

In relation with collateral contracts, there is an additional guarantee of 51,988 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 47 million euros as of December 31, 2023 (there were 79,034 bonds with a notional of 78 million euros as of December 31, 2022).

In 2023 and 2022 the concept of loans to third parties includes the uncollected amounts from financial entities as a result of the maturity of derivative instruments.

Other current financial assets include in 2023 the uncollected revenues from bank accounts.

Note 10. Trade and other receivables

The breakdown of "Trade and other receivables" at December 31, 2023 and 2022 is as follows:

Millions of euros	2023	2022
Trade receivables	28	—
Trade receivables from Group companies and associates	233	166
Other receivables	1	2
Employee benefits receivable	1	1
Tax receivables (Note 17)	237	305
Total	**500**	**474**

"Trade receivables from Group companies and associates" mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see note 7).

Trade receivables and Trade receivables from Group companies and associates in 2023 and 2022 include balances in foreign currency equivalent to 98 and 66 million euros, respectively.

In 2023 and 2022 these amounts relate to receivables in US dollars and pounds sterling.

These balances give rise to positive exchange rate differences in the income statement by 3 million euros in 2023 and 2022.

Note 11. Equity

11.1 Capital and reserves

a) Share capital

2023

As of December 31, 2023, the share capital of Telefónica, S.A. was set at 5,750,458,145 euros and was divided into 5,750,458,145 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The impacts in 2023 share capital are detailed below:

On March 31, 2023 the Board of Directors of Telefónica, S.A. agreed to carry out the capital decrease with treasury share amortization previously approved by the General Shareholders' Meeting, held on the same date.

The share capital was reduced by 24,779,409 euros after the amortization of 24,779,409 treasury shares, with a par value of 1 euro each. The share capital of the Company was set at 5,750,458,145 euros, corresponding to 5,750,458,145 shares with a par value of 1 euro each. As a consequence of this transaction, the share premium reserve was reduced by 73 million euros.

The share capital decrease did not result in a cash distribution to the shareholders, as the amortized shares were treasury shares owned by the Company. Additionally, an unrestricted reserve totaling the par value of the amortized treasury shares (24,779,409 euros) was registered. This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 17, 2023 the deed of the capital decrease was registered in the Madrid Companies' Register.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Stock Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

2022

As of December 31, 2022, the share capital of Telefónica, S.A. was set at 5,775,237,554 euros and was divided into 5,775,237,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The impacts in 2022 share capital are detailed below:

On April 8, 2022 the Board of Directors of Telefónica, S.A. agreed to carry out the capital decrease with treasury share amortization previously approved by the General Shareholders' Meeting, held on the same date.

The share capital was reduced by 139,275,057 euros after the amortization of 139,275,057 treasury shares, with a par value of 1 euro each. The share capital of the Company was set at 5,639,772,963 euros, corresponding to 5,639,772,963 shares with a par value of 1 euro each. As a consequence of this transaction, the share premium reserve was reduced by 409 million euros.

The share capital decrease did not result in a cash distribution to the shareholders, as the amortized shares were treasury shares owned by the Company. Additionally, an unrestricted reserve totaling the par value of the amortized treasury shares (139,275,057 euros) was registered. This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 22, 2022 the deed of the capital decrease was registered in the Madrid Companies' Register.

On June 24, 2022, the deed was registered for a paid-up capital increase in the amount of 135,464,591 euros, in which 135,464,591 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,775,237,554 euros.

Authorizations by Shareholders' Meeting

As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the

share capital on one or more occasions and at any time, within a period of five years from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2023, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the Ordinary General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company, and/or

giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account. Moreover, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the companies belonging to its Group of companies, within a maximum period of five years as from the date of adoption of the resolution.

On the other hand, on March 31, 2023, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

At December 31, 2023 and 2022, Telefónica, S.A. held the following treasury shares:

	Number of shares	Euros per share		Market value (*)	%
		Acquisition price	Trading price		
Treasury shares at Dec 31 2022	85,217,621	4.00	3.39	288	1.476 %
Treasury shares at Dec 31 2023	111,099,480	3.87	3.53	393	1.932 %

(*) Millions of euros

The movement in treasury shares of Telefónica, S.A. during the years 2023 and 2022 is as follows:

	Number of shares
Treasury shares at 12/31/21	**139,329,370**
Acquisitions	90,403,530
Scrip dividend (see Note 11.d)	563,415
Share capital decrease	(139,275,057)
Employee share option plan (See Note 19.3)	(5,391,956)
Other movements	(411,681)
Treasury shares at 12/31/22	**85,217,621**
Acquisitions	60,070,274
Share capital decrease	(24,779,409)
Employee share option plan (See Note 19.3)	(8,845,558)
Other movements	(563,448)
Treasury shares at 12/31/23	**111,099,480**

Acquisitions

In 2023 and 2022 acquisition of treasury shares amounting to 223 and 365 million euros respectively, have been registered (see note 21).

Share redemption and disposals

On March 31, 2023 following the agreement of the General Shareholders' Meeting held on the same date, the share capital decrease was carried out with the amortization of 24,779,409 treasury shares with an impact of 98 million euros.

On April 8, 2022 following the agreement of the General Shareholders' Meeting held on the same date, the share capital decrease was carried out with the amortization of 139,275,057 treasury shares with an impact of 548 million euros in this caption.

Employee share option plan

Treasury shares related to share plans redemptions in 2023 and 2022 amount to 35 and 22 million euros, respectively.

Other instruments

The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya, recorded in the balance sheet at December 31, 2023 in accordance with their maturity date and fair value (193 million euros at December 31, 2022).

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2023 and 2022, this reserve amounted to 1,059 million euros representing 18.42% and 18.34% of the share capital at both year ends, respectively. The proposed appropriation of profits in 2023 to the General Shareholders' Meeting comprises a distribution of 91 million euros to the legal reserve in order to achieve a ratio of 20% of the share capital (1,150 million euros).

c) Other reserves

The concepts included under this caption are:

- The Revaluation reserve which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2023 and 2022, an amount of 3 and 4 million euros, corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to Other reserves. The balance of this reserve at December 31, 2023 and 2022 was 51 and 54 million euros, respectively.

- Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2023 and 2022 totals 978 and 954 million euros, respectively.

- Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a restricted reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016 regarding the mandatory amortization of all intangible assets, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.

- In addition to the restricted reserves explained above, Other reserves includes unrestricted reserves from

gains obtained by the Company in prior years. In addition, this caption includes the equity impacts of the corporate transactions described in note 8. Thus the reverse merger between Pontel Participaciones, S.L. and Telxius Telecom, S.A. with absorption of the first entity by the latter has generated a negative impact by 418 million euros in the statement of changes in equity under the "other movements" caption. The merger between Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) and Telefónica Investigación y Desarrollo, S.A. has an effect of 1 million euros registered under the same caption.

Moreover, in 2022 the segregation of the Argentinian business had a positive impact in reserves amounting to 84 million euros and shown as "Other movements" in the Statements of changes in Equity. On the other hand, the in-kind contribution of the investment in Telefónica Cyber Cloud & Tech, S.L. to Telefónica Tech, S.L. implied a negative impact in reserves of 317 million euros. Finally, the liquidation of Sao Paulo Telecomunicaçoes, Ltda. has raised a negative effect in reserves amounting to 441 million euros shown in the same line item.

d) Dividends

Dividend distribution in 2023

Approval was given at the General Shareholders' Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros per share payable in two tranches.

On June 15, 2023, cash dividend of 0.15 euros per share was paid, for a total amount of 851 million euros, and on December 14, 2023, a second payment of 0.15 euros amounting to 847 million euros.

Dividend distribution in 2022

Approval was given at the General Shareholders' Meeting of April 8, 2022 to pay a dividend   in two tranches, for an approximately amount of 0.30 euros per share.

On June 22, 2022, took place the payment of a scrip dividend of approximately 0.15 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounted to 213 million euros.

On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.

On December 15, 2022 took place the payment of a dividend of 854 million euros.

11.2 Unrealized gains (losses) reserve

The movements in the items composing "Unrealized gains (losses) reserve" in 2023 and 2022 are as follows:

2023

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(14)	113	—	2	—	101
Cash flow hedges	546	(432)	109	63	(17)	269
Total	**532**	**(319)**	**109**	**65**	**(17)**	**370**

2022

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(52)	37	—	1	—	(14)
Cash flow hedges	93	1,135	(284)	(531)	133	546
Total	**41**	**1,172**	**(284)**	**(530)**	**133**	**532**

Since 2018, the Company includes the fair value hedges, whose impacts are generated and transferred to the income statement in the same period, in the statement of recognized income and expense in equity, and transfers the amounts to the income statement of the same period. The impacts are shown in the column Valuation at market value and with the opposite sign in the column Amounts transferred to income statement of the tables above.

Note 12. Financial liabilities

The breakdown of "Financial liabilities" at December 31, 2023 and 2022 is as follows:

2023

Millions of euros	LIABILITIES AT FAIR VALUE			MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST			
	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	**597**	**935**	**1,532**	**–**	**1,532**	**–**	**34,542**	**35,556**	**36,074**	**35,556**
Payable to Group companies and associates	–	–	–	–	–	–	33,482	32,933	33,482	32,933
Bank borrowings	–	–	–	–	–	–	513	544	513	544
Derivatives (Note 16)	597	935	1,532	–	1,532	–	–	1,532	1,532	1,532
Other financial liabilities	–	–	–	–	–	–	547	547	547	547
Current financial liabilities	**149**	**30**	**179**	**–**	**179**	**–**	**7,496**	**7,674**	**7,675**	**7,674**
Payable to Group companies and associates	–	–	–	–	–	–	7,353	7,351	7,353	7,351
Bank borrowings	–	–	–	–	–	–	141	142	141	142
Derivatives (Note 16)	149	30	179	–	179	–	–	179	179	179
Other financial liabilities	–	–	–	–	–	–	2	2	2	2
Total financial liabilities	**746**	**965**	**1,711**	**–**	**1,711**	**–**	**42,038**	**43,230**	**43,749**	**43,230**

2022

	LIABILITIES AT FAIR VALUE			MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST			
Millions of euros	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	**860**	**1,048**	**1,908**	**—**	**1,908**	**—**	**34,935**	**32,336**	**36,843**	**34,244**
Payable to Group companies and associates	—	—	—	—	—	—	33,405	30,772	33,405	30,772
Loans with financial entities	—	—	—	—	—	—	372	406	372	406
Derivatives (Note 16)	860	1,048	1,908	—	1,908	—	—	—	1,908	1,908
Other financial liabilities	—	—	—	—	—	—	1,158	1,158	1,158	1,158
Current financial liabilities	**269**	**7**	**276**	**—**	**276**	**—**	**10,132**	**10,133**	**10,408**	**10,409**
Payable to Group companies and associates	—	—	—	—	—	—	9,950	9,950	9,950	9,950
Loans with financial entities	—	—	—	—	—	—	181	182	181	182
Derivatives (Note 16)	269	7	276	—	276	—	—	—	276	276
Other financial liabilities	—	—	—	—	—	—	1	1	1	1
Total financial liabilities	**1,129**	**1,055**	**2,184**	**—**	**2,184**	**—**	**45,067**	**42,469**	**47,251**	**44,653**

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica. The calculation of the fair values of the Company's financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company's bonds and credit derivatives.

Note 13. Bonds and other marketable debt securities

This caption, at December 31, 2023 and 2022, only includes a promissory notes program.

The features of the 2023 and 2022 programs are the same and the detail is as follows:

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 millions of euros	Auctions	100,000 euros	30, 60, 90, 180 and 364 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 364 days	Specific transactions

The balances and movements of the financial instruments included under this caption at December 31, 2023 and 2022 are as follows:

Millions of euros	2023 Other marketable debt securities (Promissory notes)	2022 Other marketable debt securities (Promissory notes)
Opening balance	—	30
Additions	29	—
Disposals	(29)	(30)
Closing balance	—	—
Details of maturities:		
Non-current	—	—
Current	—	—

There were no promissory notes issuance in 2022. The average interest rate for promissory notes in 2023 has been 3.256%.

Note 14. Interest-bearing debt and derivatives

14.1 Detail of debt balances

The balances at December 31, 2023 and 2022 are as follows:

December 31, 2023

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	141	513	654
Derivatives (Note 16)	179	1,532	1,711
Total	**320**	**2,045**	**2,365**

December 31, 2022

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	181	372	553
Derivatives (Note 16)	276	1,908	2,184
Total	**457**	**2,280**	**2,737**

14.2 Disclosure of nominal amount of debts

The nominal values of the main interest-bearing debts at December 31, 2023 and 2022 is as follows:

2023

Description	Value Date	Maturity Date	Currency	Limit 12/31/2023 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	12/11/2015	03/11/2026	USD	150	136
Structured Financing (*)	12/11/2015	03/11/2026	EUR	101	101
Bilateral Loan	09/26/2022	12/15/2032	EUR	150	150
Bilateral Loan	12/23/2022	06/15/2033	EUR	125	125
Bilateral Loan	02/14/2023	09/29/2033	EUR	150	150

(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2023" the outstanding amount.

2022

Description	Value Date	Maturity Date	Currency	Limit 12/31/2022 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	02/22/2013	01/31/2023	USD	12	12
Structured Financing (*)	08/01/2013	10/31/2023	USD	27	25
Structured Financing (*)	12/11/2015	03/11/2026	USD	238	223
Structured Financing (*)	12/11/2015	03/11/2026	EUR	161	161
Bilateral Loan	09/26/2022	12/15/2032	EUR	—	150

(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2022" the outstanding amount.

14.3 Maturities of balances

The maturity of balances at December 31, 2023 and 2022 are as follows:

December 31, 2023	Maturity						
Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Closing balance
Loans with financial entities	141	46	45	(3)	—	425	654
Derivatives (Note 16)	179	71	58	568	247	588	1,711
Total	**320**	**117**	**103**	**565**	**247**	**1,013**	**2,365**

December 31, 2022	Maturity						
Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Closing balance
Loans with financial entities	181	40	111	77	(5)	149	553
Derivatives (Note 16)	276	109	70	103	515	1,111	2,184
Total	**457**	**149**	**181**	**180**	**510**	**1,260**	**2,737**

14.4 Interest-bearing debt arranged or repaid in 2023

The most significant transactions in 2023 mainly includes the following:

Description	Limit 12/31/2023 (*) (millions)	Currency	Outstanding balance Dec 31 2023 (million euros)	Arrangement date	Maturity date	Drawdown 2023 (million euros)	Repayment 2023 (million euros)
Telefónica, S.A.							
Bilateral Loan	—	EUR	150	02/14/2023	09/29/2033	150	—
Syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2028	—	—
Bilateral Loan (2)	—	EUR	125	12/23/2022	6/15/2033	125	—

(1) The first one year extension option of the 5,500 million euros syndicated credit facility of Telefónica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.
(2) On June 15, 2023 Telefónica, S.A. draw down 125 million euros of the Bilateral loan signed on December 23, 2022.
(*) Undrawn limit.

14.5 Average interest on loans and borrowings

The average interest rate in 2023 on loans and borrowings denominated in euros was 3.281% (-0.128% in 2022) and 2.6% (2.289% in 2022) for foreign-currency loans and borrowings.

14.6 Unused credit facilities

The balances of loans and borrowings only relate to drawn down amounts.

At December 31, 2023 and 2022, Telefónica had undrawn credit facilities amounting to 9,688 million euros and 9,994 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2023 and 2022 is not subject to compliance with financial ratios (covenants).

Note 15. Payable to group companies and associates

15.1 Detail of group debts

The breakdown of payable to group companies and associates at the 2023 and 2022 year ends is as follows:

December 31, 2023

Millions of euros	Non-current	Current	Total
Loans	33,473	7,103	40,576
Trade payables to Group companies and associates	9	107	116
Derivatives (Note 16)	—	15	15
Tax Group payables to subsidiaries	—	128	128
Total	**33,482**	**7,353**	**40,835**

December 31, 2022

Millions of euros	Non-current	Current	Total
Loans	33,396	9,381	42,777
Trade payables to Group companies and associates	7	122	129
Derivatives (Note 16)	—	21	21
Tax Group payables to subsidiaries	2	426	428
Total	**33,405**	**9,950**	**43,355**

The maturity of these loans at the 2023 and 2022 year ends is as follows (figures in millions of euros):

December 31, 2023

Company	2024	2025	2026	2027	2028	2029 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	1,298	2,013	1,853	3,367	1,935	15,049	25,515
Telefónica Europe, B.V.	1,225	1,298	998	997	1,491	4,472	10,481
Telfisa Global, B.V.	4,580	—	—	—	—	—	4,580
Total	**7,103**	**3,311**	**2,851**	**4,364**	**3,426**	**19,521**	**40,576**

December 31, 2022

Company	2023	2024	2025	2026	2027	2028 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	1,625	999	2,009	1,840	3,636	16,359	26,468
Telefónica Europe, B.V.	1,466	999	1,297	997	996	4,264	10,019
Telfisa Global, B.V.	6,290	—	—	—	—	—	6,290
Total	**9,381**	**1,998**	**3,306**	**2,837**	**4,632**	**20,623**	**42,777**

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2023 amounting 10,481 million euros (10,019 million euros in 2022). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with average interest rates at December 31, 2023 of 4.75% (4.11% in 2022). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,656 million euros (7,564 million euros in 2022), bonds and debentures amounting to 1,656 million euros (1,689 million euros in 2022) and commercial paper amounting to 1,000 million euros (500 million euros in 2022).

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2023 was 25,515 million euros (26,468 million euros in 2022). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programs of Telefónica Emisiones, S.A.U. The average interest rate in 2023 was 3.08%% (3.23% in 2022). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2023 by tapping the European capital markets, issuing bonds totaling 850 million euros (1,100 in 2022).

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2023 and 2022 as a result of fair value interest rate and exchange rate hedges.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 4,580 million euros in 2023 (6,290 million euros in 2022).

15.2 Tax liabilities

The balance of "Payable to subsidiaries due to taxation on a consolidated basis" was 128 and 428 million euros at December 31, 2023 and 2022, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see note 17). The current or non-current classification is based on the Company's projection of maturities.

The most significant balances in 2023 correspond to Telefónica Latinoamérica Holding, S.L. amounting to 38 million euros and 73 million euros of Telefónica de España, S.A.

The most significant balances in 2022 corresponded to Telefónica Latinoamérica Holding, S.L. amounting to 370 million euros, Telefónica Hispanoamérica, S.A. amounting to 24 million euros and Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) amounting 8 million euros.

Note 16. Derivative financial instruments and risk management policies

a) Derivative financial instruments

During 2023, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2023, the total outstanding balance of derivatives transactions was 64,139 million euros (64,079 million euros in 2022), of which 44,719 million euros are related to interest rate risk and 19,420 million euros to foreign currency risk. In 2022 there were, 42,040 million euros related to interest rate risk and 22,039 million euros to foreign currency risk.

This figure is inflated by the use, in some cases, of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). The high volume is also due to the fact that when a derivative transaction is cancelled, the Company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

It should be noted that at December 31, 2023, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 636 million euros (631 million euros in 2022). At year-end 2023 and 2022, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intragroup hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.'s interest rate and exchange rate derivatives at December 31, 2023, their notional amounts at year end and the expected maturity schedule is as follows:

2023

Millions of euros		Telefónica receives		Telefónica pays	
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	**31,386**				
Fixed to floating	11,208	11,208	EUR	11,208	EUR
Floating to fixed	12,580	12,580	EUR	12,580	EUR
Floating to floating	7,598	7,598	EUR	7,598	EUR
Foreign currency interest rate swaps	**13,333**				
Fixed to floating					
GBPGBP	460	400	GBP	400	GBP
USDUSD	12,873	14,226	USD	14,226	USD
Exchange rate swaps	**12,910**				
Fixed to fixed					
GBPEUR	582	500	GBP	582	EUR
Fixed to floating					
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating					
GBPEUR	448	400	GBP	448	EUR
USDEUR	11,785	13,026	USD	11,785	EUR
Forwards	**6,510**				
BRLEUR	39	210	BRL	39	EUR
EURPEN	95	95	EUR	391	PEN
CZKEUR	95	2,339	CZK	95	EUR
EURBRL	3,194	3,194	EUR	17,088	BRL
EURCLP	58	58	EUR	56,635	CLP
EURGBP	324	324	EUR	282	GBP
EURMXN	1	1	EUR	15	MXN
EURUSD	1,415	1,415	EUR	1,563	USD
GBPEUR	12	10	GBP	12	EUR
USDBRL	26	27	USD	138	BRL
USDCLP	4	5	USD	4,315	CLP
USDCOP	3	3	USD	13,885	COP
USDEUR	1,237	1,358	USD	1,237	EUR
USDPEN	3	3	USD	12	PEN
CLPUSD	1	872	CLP	1	USD
BRLUSD	2	9	BRL	2	USD
COPUSD	1	4,027	COP	1	USD
PENUSD	—	2	PEN	—	USD
Total	**64,139**				

The breakdown by average maturity is as follows:

Millions of euros

Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension Plans	**6,254**	**1,138**	**2,627**	**1,445**	**1,044**
Loans	**765**	**560**	**111**	**—**	**94**
In national currency	400	400	—	—	—
In foreign currencies	365	160	111	—	94
Debentures and bonds MtM	**42,609**	**3,298**	**4,636**	**7,859**	**26,816**
In national currency	8,650	2,850	125	275	5,400
In foreign currencies	33,959	448	4,511	7,584	21,416
Other underlying (*)	**14,511**	**10,811**	**—**	**—**	**3,700**
Forward	6,511	6,511	—	—	—
IRS	8,000	4,300	—	—	3,700
Total	**64,139**	**15,807**	**7,374**	**9,304**	**31,654**

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

The breakdown of Telefónica, S.A.'s derivatives in 2022, their notional amounts at year end and the expected maturity schedule is as follows:

2022

Millions of euros

Type of risk	Value in Euros	Telefónica receives		Telefónica pays	
		Carrying	Currency	Carrying	Currency
Euro interest rate swaps	**25,792**				
Fixed to floating	14,439	14,439	EUR	14,439	EUR
Floating to fixed	11,353	11,353	EUR	11,353	EUR
Foreign currency interest rate swaps	**16,248**				
Fixed to floating					
GBPGBP	451	400	GBP	400	GBP
USDUSD	14,935	15,943	USD	15,943	USD
Floating to fixed					
USDUSD	862	920	USD	920	USD
Exchange rate swaps	**16,908**				
Fixed to fixed					
EURUSD	2,185	2,185	EUR	2,333	USD
GBPEUR	582	500	GBP	582	EUR
Fixed to floating					
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating					
EURUSD	703	703	EUR	750	USD
GBPEUR	448	400	GBP	448	EUR
USDEUR	12,895	14,403	USD	12,895	EUR
Forwards	**5,131**				
BRLEUR	209	1,143	BRL	209	EUR
EURPEN	30	30	EUR	122	PEN
CZKEUR	85	2,095	CZK	85	EUR
EURBRL	2,567	2,567	EUR	14,296	BRL
EURCLP	57	57	EUR	52,274	CLP
EURGBP	796	796	EUR	706	GBP
EURMXN	1	1	EUR	30	MXN
EURUSD	750	750	EUR	801	USD
GBPEUR	25	21	GBP	25	EUR
USDBRL	20	21	USD	113	BRL
USDCLP	7	6	USD	6,054	CLP
USDCOP	2	2	USD	11,543	COP
USDEUR	571	609	USD	571	EUR
USDPEN	3	3	USD	11	PEN
Subtotal	**64,079**				

The breakdown by average maturity is as follows:

Millions of euros

Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension plans	**7,008**	**754**	**2,073**	**2,262**	**1,919**
Loans	**2,174**	**1,004**	**1,057**	**18**	**95**
In national currency	1,575	775	800	—	—
In foreign currencies	599	229	257	18	95
Debentures and bonds MtM	**44,352**	**4,866**	**489**	**12,705**	**26,292**
In national currency	6,500	2,200	125	100	4,075
In foreign currencies	37,852	2,666	364	12,605	22,217
Other underlying (*)	**10,545**	**8,226**	**319**	**—**	**2,000**
CCS	2,185	2,185	—	—	—
Forward	5,132	5,132	—	—	—
IRS	3,228	909	319	—	2,000
Total	**64,079**	**14,850**	**3,938**	**14,985**	**30,306**

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt and (iii) due to those accounts payable or receivable referred to the entity that has registered the transaction.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), (ii) the value of non-current liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from derivatives on treasury shares.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by changes in the credit spreads (over benchmark rates) demanded by lenders.

Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated, or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit and share prices) and by incurring debt in local currencies, where appropriate, with a view to

optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt internally calculated. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of the Group's cash and cash equivalents balances including derivative positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt).

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in case of depreciation in foreign currencies relative to the euro, any potential losses is hedged in the value of the business investment in foreign currency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of a business in currencies other than euro, additional hedges can be made based on the estimate prices of the transactions or on estimated cash flows.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2023, net financial debt in pounds sterling was equivalent to 82 million euros (597 million euros at December 31, 2022). The synthetic debt target denominated in pounds sterling will be directly related to

the flows that are expected to be repatriated from VMED O2 UK.

Telefónica also manages its exchange rate risk seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others: bond issuances in currencies other than the euro, which is Telefónica, S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

Interest rate risk

Telefónica´s financial expenses are exposed to changes in interest rates. In 2023 the euro, Brazilian real, pounds sterling and the US dollar were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

	Impact on Consolidated P/L	Impact on Telefónica, S.A. P/L	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(25)	(8)	238	64
-100bp	25	8	(238)	(64)

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2023 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates.
The constant position equivalent to that prevailing at the end of the year has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates

in all currencies and terms in which there are financial positions at December 31, 2023 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only transactions with external counterparties have been considered.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.

According to the share-based payments plans (see note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by Telefónica or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future implies a risk since there could be an obligation to hand over the maximum number of shares granted at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price at the vesting date is above the price at the start of the cycle. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2018, the General Shareholder's Meeting approved a long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group. In 2021, the General Shareholder's Meeting approved a new long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group.

Additionally, the 2022 Shareholder's Meeting approved a share plan for the incentivized purchase of shares for employees of the Telefónica Group, which was implemented in June 2022. The characteristics of these three plans are described in note 19.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2023 might be used to hedge the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.'s share quotation.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. Telefónica's average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2. Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the parent company) in the Latin American companies so that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose "senior debt" ratings are of at least "A-" or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group's derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or net *Credit Valuation Adjustment* (CVA+DVA) by is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.

When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSAs under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below "A", trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

Telefónica's maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see notes 8 and 9) and the guarantees given by Telefónica (see note 20).

Capital management

Telefónica's corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a certain level of net financial debt (excluding items of a

non-recurring or exceptional nature) that allows a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Interest rate benchmark reform and associated risks

In 2022, the transition was made to the new reference indexes affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indexes (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefonica S.A. decided not to adhere to the ISDA Protocol and has since negotiated bilateral contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments nor impact on hedging relationships directly affected by the reform. Thus, since June 2023, all Libor indexes have been replaced by Libor Fallbacks for the entire portfolio outstanding on that date.

Derivatives Policy

Telefónica's derivatives policy emphasizes the following points:

- Derivatives based on a clearly identified underlying.

- Matching of the underlying to one side of the derivative.

- Matching the company contracting the derivative and the company that owns the underlying.

- Ability to measure the derivative's fair value using the valuation systems available to the Telefónica Group.

- Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

- Fair value hedges.

- Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instruments used are options and only the intrinsic value of the option is recognized as an effective hedge.

The changes in the temporal value of the option are registered in the income statements.

- Net investment hedges in consolidated foreign subsidiaries. Generally, such hedges are arranged by the parent company. Wherever possible, these hedges are implemented through real debt in foreign currency. However, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It might also occur that the local debt market is not deep enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances, derivatives, either forwards or cross-currency swaps, are mainly used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, Telefónica analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedging instrument would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

The possible sources of ineffectiveness that might arise when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

- The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

- The hedging instrument starts with initial value and a financing effect is produced.

- When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica's finance department (who are responsible for balancing the interests of the companies in a standalone basis and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2023 the Company recognized a loss of 2.8 million euros for the ineffective part of cash flow hedges (a loss of 0.3 million euros in 2022).

The fair value of Telefónica, S.A. ́s derivatives with third parties amounted to a positive MtM (accounts receivable) of 502 million euros in 2023 (985 million euros in 2022).

The fair value of Telefónica, S.A.´s intragroup derivatives amounted to a negative MtM (accounts payable) of 12 million euros in 2023 (accounts payable of 16 million euros in 2022).

The breakdown of the Company's derivatives with third party counterparties at December 31, 2023 and 2022 by type of hedge, their fair value at year end and the expected maturity schedule of the notional amounts is as follows:

2023

Millions of euros

Derivatives	Fair value (**)	Notional amount maturities (*)				
		2024	2025	2026	Subsequent years	Total
Interest rate hedges	**(300)**	**(1,200)**	**(302)**	**—**	**(3,849)**	**(5,351)**
Cash flow hedges	21	(1,500)	(827)	—	2,627	300
Fair value hedges	(321)	300	525	—	(6,476)	(5,651)
Exchange rate hedges	**(381)**	**(81)**	**—**	**582**	**5,413**	**5,914**
Cash flow hedges	(377)	—	—	582	5,413	5,995
Fair value hedges	(4)	(81)	—	—	—	(81)
Interest and exchange rate hedges	**30**	**80**	**46**	**9**	**751**	**886**
Cash flow hedges	30	80	46	9	751	886
Net investment Hedges	**6**	**(2,965)**	**—**	**—**	**—**	**(2,965)**
Other derivatives	**143**	**(168)**	**(239)**	**1,023**	**(1,032)**	**(416)**
Interest rate	109	(288)	(348)	(738)	(1,657)	(3,031)
Exchange rate	(110)	(687)	—	1,761	625	1,699
Other	144	807	109	—	—	916

(*) For interest rate hedges, the positive amount is in terms of fixed "payment." For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

2022

Millions of euros

Derivatives	Fair value (**)	Notional amount maturities (*)				
		2023	2024	2025	Subsequent years	Total
Interest rate hedges	**(94)**	**(800)**	**—**	**(302)**	**(5,360)**	**(6,462)**
Cash flow hedges	(17)	—	—	(177)	177	—
Fair value hedges	(77)	(800)	—	(125)	(5,537)	(6,462)
Exchange rate hedges	**(972)**	**(78)**	**—**	**—**	**6,438**	**6,360**
Cash flow hedges	(966)	—	—	—	6,438	6,438
Fair value hedges	(6)	(78)	—	—	—	(78)
Interest and exchange rate hedges	**(2)**	**110**	**80**	**46**	**760**	**996**
Cash flow hedges	(2)	110	80	46	760	996
Net investment Hedges	**(18)**	**(2,474)**	**—**	**—**	**—**	**(2,474)**
Other derivatives	**101**	**(2,624)**	**(479)**	**(348)**	**(49)**	**(3,500)**
Interest rate	174	(1,539)	(688)	(348)	(2,435)	(5,010)
Exchange rate	(244)	(1,792)	—	—	2,386	594
Other	171	707	209	—	—	916

(*) For interest rate hedges, the positive amount is in terms of fixed "payment." For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2023 and 2022 comprised 45 and 47 companies, respectively.

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Tax balances as of December 31, 2023 and 2022 are as follows:

Millions of euros	2023	2022
Tax receivables:	**1,461**	**728**
Deferred tax assets:	**1,224**	**423**
Deferred income tax (income)	371	118
Long-term tax credits for loss carryforwards	658	38
Unused tax deductions	195	267
Current tax receivables (Note 10):	**237**	**305**
Withholdings	11	9
Corporate income tax receivable	216	292
VAT and Canary Islands general indirect tax refundable	10	4
Tax payable:	**252**	**347**
Deferred tax liabilities:	**95**	**189**
Current payables to public administrations (Note 18):	**157**	**158**
Personnel income tax withholdings	5	5
Withholding on investment income, VAT and other	150	151
Social security	2	2

Telefónica S.A., considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the Group is involved, amount to 2,881 million euros at December 31, 2023.

Dec 31 2023	Total carry-forwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	**2,633**	—	2,633	**658**
Prior to Tax Group loss carryforwards (*)	**248**	—	248	—

(*) Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2023 amounts to 658 million euros (38 million euros in 2022).

During 2023, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 198 million euros (289 million euros in 2022).

17.1 Movement in deferred tax assets and liabilities

The balances and movements in deferred tax assets and liabilities for Telefónica, S.A. at December 31, 2023 and 2022 are as follows:

2023

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	**38**	**118**	**267**	**423**	**189**
Additions	702	273	23	998	4
Disposals	(80)	(19)	(119)	(218)	(96)
Transfers to the tax Group's net position	(1)	—	24	23	(2)
Closing balance	**658**	**371**	**195**	**1,224**	**95**

2022

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	**580**	**155**	**274**	**1,009**	**91**
Additions	58	14	253	325	250
Disposals	(600)	(51)	(286)	(937)	(152)
Transfers to the tax Group's net position	—	—	26	26	—
Closing balance	**38**	**118**	**267**	**423**	**189**

The company assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies that conform the Tax Group, on the Spanish tax regulation and on the strategic decisions affecting the companies. At December 31, 2023 the estimate of the recoverability of deferred tax assets has been assessed taking into account, (i) the estimated Tax Group companies result, (ii) the regulatory changes caused by the entry into force of Law 38/2022 setting a limit to the compensation of loss within subsidiaries within Consolidated Tax Groups and (iii) the impacts of RD 3/2016 (see Sentence of the Constitutional Court over the Royal Decree 3/2016 at the end of this note).

Following this analysis, in 2023 an activation of deferred tax assets for loss carryforwards and deductions amounting to 298 million euros has been recorded with a balancing entry in deferred income tax.

As a consequence of the sentence of the EU General Court (TGEU) on September 27, 2023 finally cancelling the Third Decision 2015/314 of the European Commision (see note 17.3 Tax deductibility of financial goodwill in Spain), an addition of tax credits for loss carryforwards has been recorded by 334 million euros with an entry in deferred income tax.

Moreover, in 2023 a long term tax provisions (see note 18) and the related deferred tax assets were reversed by 49 million euros after the decision about the state aid recuperation procedure corresponding to the tax deductibility of financial goodwill from 2019 and 2020 (see note 17.3 Tax deductibility of financial goodwill in Spain).

The disposal in the caption of deferred tax liabilities in 2023 is caused by the accounting of the tax effect in the valuation of financial derivative instruments with changes through equity amounting to 96 million euros. This concept in 2022 was a creation of 250 million euros of deferred tax liability.

In accordance with Law 38/2022, of December 27 which sets up temporary calculation steps for Income Tax Groups limiting the amount of negative loss carryforwards in the tax result to 50% in 2023, an addition under the caption of temporary differences, assets has been registered by 256 million euros.

With respect to the execution of the ruling filed by the Spanish *Audiencia Nacional* on October 29, 2021; as detailed in section 17.3, a Disposal by 512 million euros of deferred tax assets for loss carryforwards and a Disposal of 269 million euros of deductions was registered in 2022.

Moreover, in 2022 an Addition of 58 million euros of tax assets for loss carryforwards and a reversal of 16 million

euros of tax credits from deductions was recorded with a balancing entry in income tax in the income statement.

17.2 Reconciliation of accounting profit (loss) to taxable income and income tax expense to income tax payable

The calculation of the income tax expense and income tax payable for 2023 and 2022 is as follows.

Millions of euros	2023	2022
Accounting profit (loss) before tax	**1,129**	**(1,541)**
Permanent differences	(3,102)	(1,853)
Temporary differences:	(7)	(37)
Arising in the year	61	28
Arising in prior years	(68)	(65)
Tax result	**(1,980)**	**(3,431)**
Gross tax payable	(495)	(858)
Corporate income tax refundable	**(495)**	**(858)**
Activation/Reversal of loss carryforwards and/or deductions	(655)	137
Temporary differences for tax valuation	2	9
Other effects	93	30
Corporate income tax accrued in Spain	**(1,055)**	**(682)**
Foreign taxes	31	21
Income tax	**(1,024)**	**(661)**
Current income tax	(244)	(761)
Deferred income tax	(780)	100

The permanent differences mainly correspond to the impairment of the investments in Group companies, to the non-taxable dividends received and to the financial goodwill.

The heading Activation/reversion of loss carryforwards and/or deductions mainly includes the activations of loss carryforwards by 702 million euros as described at the beginning of this note (Disposal of loss carryforwards by 410 million euros in 2022) and the reversal of deductions by 70 million euros in 2023 (207 million euros of deduction activations in 2022).

The caption Other effects mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill.

17.3 Tax inspections and tax-related lawsuits

In July 2019, new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited were corporate income tax for the years 2014 to 2017.

In January 2022 the tax inspection proceeding was closed after the reception of the resolution agreement. The Company filed an appeal against this resolution to the Economic-Administrative Central court including the non-agreed adjustments, mainly corresponding to the *"juros over equity"*. In December 2022 the Company received a rejected resolution by *the Economic-Administrative Central court* which was appealed by the Company to the *Contencioso-Administrativo court in the Spanish Audiencia Nacional* in February 2023.

With respect to the inspection proceedings for the years 2008-2011, in July 2022 a Supreme Court resolution was notified with the dismissal of the appeal filed by the Government lawyers against the resolution of the Spanish *Audiencia Nacional* dated October 29, 2021, which validated the liquidation usage criteria of negative loss carryforwards and deductions used by Telefónica, S.A. in the inspections agreements of those years.

On October 24, 2022 an execution agreement filed by the Spanish *Audiencia Nacional* ordered a payment to Telefónica, S.A. amounting to 790 million euros as notional of the taxes as well as 526 million euros of interests (note 19.6). Said amounts were collected on October 28, 2022.

In July 2023 new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited were as follows: corporate income tax for the years 2018 to 2021 and value added tax for period between May to December 2019 as well as the years 2020 and 2021.

At year-end of 2023, even if there are inspection proceedings ongoing, tax-related lawsuits to be concluded and additional years to be inspected yet, it was determined that there was no need to record additional liabilities in these financial statements.

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecom (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2023, was 2,206 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged in the first decision the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007, and before May 21, 2011 for investments in other countries in the second decision, in its third decision dated October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

Furthermore, there are also doubts in the Spanish Courts about the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transmission.

On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish Tax depreciation scheme of financial goodwill as state aid and non-compatible with the internal market for the First and Second decisions.

With regard to the recognition of legitimate expectations for the First and Second decisions, the Court of Justice of the European Union confirms its applicability.

The proceedings initiated on the Third Decision, which was suspended until the resolution of the First and Second Decisions, was reactivated on October 19, 2021 and the final ruling decision implied the cancellation of

the Third Decision (EU) 2015/314 with effects since the date of its publication. However, considering the appeal filed by the European Commission to the highest court on December 14, 2023, the ruling can not be considered as final yet. After the ruling was filed, the Company activated 334 million euros of tax credits, in accordance with the opinion of the company and its advisors as to the likely outcome of the aforementioned appeal.

As a consequence of the sentence as well as the sentence filed by the Constitutional Court over Royal Decree 3/2016, Telefónica might increase the available tax credit loss carryforwards and deductions (additionally to the 334 million euros already mentioned), totally or partially used in the liquidation of those tax years. The amounts are detailed at the end of this note.

The Tax and Customs Control Unit of the Spanish Tax Authority (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021, the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, for the years 2016 to 2018 and informed in December 2022 the recovery for the years ended 2019 and 2020. The result of the settlement, once offset by outstanding tax credits (tax losses carryforward and deductions), resulted in a payment of 13,4 million euros.

Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group applied in 2023 the provision for the recovered part, 49 million, and continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 419 million euros as of December 31, 2023 (406 million euros as of December 31, 2022).

The new international tax regulation (Pillar Two)

On December 20, 2023, the Draft Law establishing a complementary tax to guarantee a global minimum level of taxation for multinational groups and large national groups was published in Spain. Said document has been submitted to the public information process for the presentation of observations during the period between December 21, 2023 and January 19, 2024, without it having been approved as of the date of formulation of these financial statements.

Starting in 2024, once the aforementioned Law is approved, the Telefónica Group will be subject in Spain to a complementary tax that will tax the profits obtained in any jurisdiction in which it operates in which the effective

tax rate, calculated at the jurisdictional level, is lower than the minimum rate of 15%.

As the rule that regulates this tax has not yet come into force in Spain, the Group has not recorded any impact on the tax expense for the year. On the other hand, the Group applies the exception to recognize and disclose information on deferred tax assets and liabilities related to this tax, as provided in the amendments to IAS 12 issued in May 2023.

Taking into account the existing regulatory framework at the date of authorization for issuance of these financial statements, it is not yet possible to make a precise and reliable estimate of the impact that the application of the Pillar Two standard will have. However, and in accordance with the analysis carried out on the years prior to the period of application, and except for possible unforeseen events in subsequent years, it is estimated that the new tax will not have a material impact on the Group's income statement.

The Telefónica Group has assumed the commitment to apply the OECD Pillar Two guidelines, is aligned with the principles and actions advocated by the OECD and is working on the analysis of the impact of the new standard, to establish a system of compliance and control and management, which allows to adapt to regulations in a timely manner.

Sentence of the Constitutional Court over the Royal Decree 3/2016

On January 18, 2024 the members of the Constitutional Court (TC) have unanimously declared unconstitutional certain policies set up by RDL 3/2016 of December 2 regarding Income Tax. Precisely, the fixation of more severe limits for the compensation of tax loss carryforwards, the introduction of a new limit in the application of double tax deductions and the obligation of including automatically in the tax base the impairment of investments already deduced in previous years. This sentence, following the TC trend in previous rulings, points out that, based on the legal security principle, the unconstitutional declaration effects are limited.

Telefónica has been raising written requirements requesting for correction of the years 2016 and after, not only of the tax income liquidations (220 Forms) of the consolidated tax Group 24/09 but also of the individual liquidations of tax income (200 Forms) of each and every company affected by the ruling. Because of this, the declaration of unconstitutionality would not applied to the Group.

Although the corporate tax returns of the Tax Group in Spain for the years 2016 to 2022 will be affected by the aforementioned ruling, as of the date of these financial statements, the determination with a sufficient degree of certainty of the effects in Telefónica's tax situation is not possible nor the moment when the administrative sentences in which said effects are recognized will be issued, given the state of the procedures in which Telefónica's claims are elucidated. This is to the extent that various uncertainty factors occur preventing, from the quantitative point of view, these effects from being determined as well as predicting when they might be determined or materialized.

As a result of the implementation of this TC ruling, as well as that of the General Court of the Court of Justice of the European Union regarding the amortization of goodwill, Telefónica could again have available (in addition to the 334 million euros, see *Main changes registered in 2023* above in this note), totally or partially, the following tax credits for tax loss carryforwards and deductions used in the settlements of those years; for tax loss carryforwards for the years: 2002, 247 million euros, 2004, 21 million euros, 2011, 615 million euros and 2015, 1,503 million euros; and, for deductions: for double taxation from 2010 to 2020, 952 million euros, for reinvestment from 2003 and from 2011 to 2013, 23 million euros, for investments from 2003 to 2013, 476 million euros, for donations from 2009 to 2018, 260 million euros, for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and for reversal of temporary measures from 2015 to 2020, 29 million euros.

Note 18. Trade, other payables and provisions

A) Trade and other payables

The breakdown of "Trade and other payables" is as follows:

Millions of euros	2023	2022
Suppliers	156	84
Accounts payable to personnel	46	49
Other payables	12	10
Other payables to public administrations (Note 17)	157	158
Total	**371**	**301**

Information on deferred payments to third parties. Third additional provision, "Information requirement" of Law 15/2010 of July, 5, amended by Law 28/2022 of September, 28

In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2023	2022
	Number of days	Number of days
Weighted average maturity period	**22**	**26**
Ratio of payments	23	25
Ratio of outstanding invoices	20	34
	Millions of euros	Millions of euros
Total Payments	215	266
Outstanding invoices	33	22

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2023 included payment periods with a maximum of 60 days.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days.

Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2023 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Additional information required by Law 18/2022, amending the third additional provision of Law 15/2020 is disclosed below:

	2023	2022
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	183	255
Percentage over total payments	**85 %**	**96 %**
Number of invoices paid in a period less than the maximum established in the regulations	4,411	8,537
Percentage over the total number of invoices paid	**60 %**	**92 %**

B) Provisions

In 2023 and 2022 the concepts and amounts under the provisions caption are the following:

2023

Millions of euros	Non-current	Current	Total
Tax Provisions	419	—	419
Termination plans (Note 19)	81	36	117
Other provisions	109	—	109
Total	**609**	**36**	**645**

2022

Millions of euros	Non-current	Current	Total
Tax Provisions	406	—	406
Termination plans (Note 19)	81	26	107
Other provisions	114	2	116
Total	**601**	**28**	**629**

Movements in the provisions during 2023 and 2022 are disclosed below:

Millions of euros	2023	2022
Opening balance:	**629**	**690**
Additions	111	84
Amortization and reversals	(92)	(148)
Fair value adjustments and others	(3)	3
Closing balance:	**645**	**629**
Non-current	609	601
Current	36	28

In 2023 and 2022 the caption "Additions" included 62 million euros in both years, of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see note 17). In 2023, after the recovery of the amortization of financial goodwill made by Spanish Tax Authorities detailed in note 17.3, the Company has amortized an amount of 49 million euros of long term tax accrual for this concept. The amortization is shown as Amortization and reversals in 2023 chart of movements.

In 2019 Telefónica, S.A. launched a new voluntary termination plan for the employees who met certain requirements regarding the age of the employee and the seniority in the Company. The program was implemented during the first months of 2020. In 2022 the programs launched were carried on. Additional expense of 2 million euros was registered in 2022 to cover the programs.

In addition, in 2023 the Company has launched a new voluntary termination plan for the employees who meet certain requirements regarding the age of the employee and the seniority in the Company. The program has been implemented during the first months of 2024. An accrual of 34 million euros corresponding to this plan has been registered in 2023 income statement.

In 2023 and 2022 amortization of 21 and 28 million euros, respectively, related to the different programs launched in previous years have been registered.

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2023 and 2022, "Rendering of services to Group companies and associates" included 399 and 400 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica UK, Ltd., Telefónica Latinoamérica Holding, S.L., Telefónica Hispanoamérica, S.A., Telxius Telecom, S.A. and Telefónica Germany, GmbH. In September 2022 Telefónica Latinoamérica Holding, S.L. partially transferred the contract signed with Telefónica, S.A. to TLH HOLDCO, S.L. so that Telefónica, S.A. went on to provide these services also to TLH HOLDCO, S.L. from January 1st, 2022. Revenues received for this concept in 2023 and 2022 amount to 26 and 24 million euros, respectively, and are recognized under Rendering of services to Group companies and associates.

Revenues in 2023 and 2022 also include property rental income amounting to 34 and 37 million euros, respectively, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2023 and 2022 is as follows:

Millions of euros	2023	2022
Telfisa Global, B.V.	1,042	14
Telefónica de España, S.A.U.	473	—
Telefónica O2 Holdings Limited	1,153	909
Telefónica Móviles España, S.A.U.	677	—
Telefônica Brasil, S.A.	242	309
Sao Paulo Telecomunicaçoes, Ltda	—	18
Telxius Telecom, S.A	140	—
Telefónica Finanzas, S.A.U	118	182
Other companies	14	18
Total	**3,859**	**1,450**

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2023	2022
Telefónica Cybersecurity & Cloud Tech, S.L.	5	5
Telfisa Global, B.V.	13	6
Telxius Telecom, S.A.	4	2
Telefónica Europe, B.V.	2	2
Other companies	4	—
Total	**28**	**15**

As described in note 15.1, Telfisa Global, B.V. is in charge of the cash pooling services of the Group. In 2021, and based on the recommendations by the OECD Transfer Pricing Guidance on Financial Transactions, the Company signed an agreement to partially share the financial profit or loss raised by its subsidiary within its operations. In 2023 and 2022 the impact has been a revenue shown in the chart above.

19.2 Non-core and other current operating revenues

Non-core and other current operating revenues – Group companies relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

19.3 Personnel expenses and employee benefits

The breakdown of Personnel expenses is as follows:

Millions of euros	2023	2022
Wages, salaries and other personnel expenses	199	163
Pension plans	7	9
Social security costs	26	24
Total	**232**	**196**

In 2023 and 2022, Wages, salaries and other personnel expenses includes compensation accruals amounting to 34 million euros (2 million euros in 2022) as described in note 18.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

- Defined contribution of 4.51% of the participating employees' base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

- Mandatory contribution by participants of a minimum of 2.2% of their base salary.

- Individual and financial capitalization systems.

This fund was outsourced to Telefónica's subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2023, 2,334 participants have signed up for the plan (2,289 participants in 2022). This figure includes both active employees, employees under termination plans and former employees who voluntarily decided to maintain the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 4 and 3 million euros in 2023 and 2022, respectively.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive's fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 7 million euros in both 2023 and 2022. In 2023 and 2022 some executives under this Pension Plan for Senior Executives left the Company, and accordingly their accumulated contributions were retrieved by Telefónica, S.A. and registered as a decrease in the expense totaling 5 and 3 million euros, respectively.

No provision was made for this plan as it has been fully externalized.

The main share-based payment plans in place in the 2023-2022 period are as follows:

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022

At the General Shareholders' Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided. The number of shares to deliver will depend (i) 50% on achievement of the Total Shareholder Return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").

The plan was in force for five years and was divided into three cycles of three years each. The first cycle commenced in 2018 and finalized on December 31, 2020. The second cycle commenced in 2019 and finalized on December 31, 2021.

The third and last cycle commenced in 2020 and ended on December 31, 2022. The maximum number of shares assigned as of January 1, 2020 to this cycle of the plan was 5,346,508 shares with a fair value of 3.2136 euros per share for the FCF and 1.6444 euros for the TSR. The outstanding shares at December 31, 2022 were 4,595,621 (1,799,717 shares corresponding to Telefónica, S.A.). Once considered the target fulfillment levels for 2020, 2021 and 2022 a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025

At the General Shareholders' Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to deliver depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO_2 Emission Neutralization, in line with the goal set by the Company.

The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Appointments, Remunerations and Corporate Governance Committee.

The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2023 were 17,728,523, with the following breakdown:

First cycle	N° of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	9,712,749	8,864,262	2.64
FCF Objective	7,770,200	7,091,409	3.15
N.E. CO2 Objective	1,942,550	1,772,852	3.15

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,831,873 (outstanding shares as of December 31, 2023 amounting to 7,615,700).

Once considered the target fulfillment levels, a weighted achievement ratio of 89.45% has been reached.

The second cycle commenced on January 1, 2022 and it will end on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2023 were 14,545,706, with the following breakdown:

Second cycle	N° of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	7,534,825	7,272,853	2.43
FCF Objective	6,027,860	5,818,282	2.95
N.E. CO2 Objective	1,506,965	1,454,571	2.95

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,209,211 (outstanding shares as of December 31, 2023 amounting to 7,074,444).

The third cycle commenced on January 1, 2023 and it will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 16,618,564 and the outstanding shares at December 31, 2023 were 16,496,424, with the following breakdown:

Third cycle	N° of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	8,309,282	8,248,212	1.77
FCF Objective	6,647,426	6,598,570	2.81
N.E. CO2 Objective	1,661,856	1,649,642	2.81

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,874,832 (outstanding shares as of December 31, 2023 amounting to 7,814,022).

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2018-2022 (TFSP)

At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan". The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, the plan the number of shares to deliver will depend (i) 50% on achievement of the Total Shareholder Return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").

The first cycle commenced in 2018 and finalized on December 31, 2020. The second cycle commenced in 2019 and finalized on December 31, 2021.

The third cycle commenced in 2020 and finalized on December 31, 2022,The maximum number of shares assigned to this cycle of the plan was 897,400 shares assigned as of January 1, 2020 with a fair value of 3.2136 euros per share for the FCF and 1.6444 euros for the TSR and there were 761,600 outstanding shares at December 31, 2022 (99,400 shares corresponding to Telefónica, S.A. employees). Once considered the target fulfillment levels for 2020, 2021 and 2022, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2021-2025 (TFSP)

At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company. .

The first cycle commenced on January , 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the

outstanding shares at December 31, 2023 were 1,557,000, with the following breakdown:

First cycle	N° of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	875,750	778,500	2.64
FCF Objective	700,600	662,800	3.15
N.E. CO2 Objective	175,150	155,700	3.15

From this total, the shares assigned to Telefónica, S.A.'s employees are 232,500. The outstanding shares as of December 31, 2023 are 203,000.

Once considered the target fulfillment levels, a weighted achievement ratio of 89.45% has been reached.

The second cycle commenced on January 1, 2022 and it will end on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2023 was 1,542,000, with the following breakdown:

Second cycle	N° of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	823,250	771,000	2.43
FCF Objective	658,600	616,800	2.95
N.E. CO2 Objective	164,650	154,200	2.95

From this total, the shares assigned to Telefónica, S.A.'s employees are 219,000. The outstanding shares as of December 31, 2023 are 197,000.

The third cycle commenced on January 1, 2023 and it will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 1,771,500 and the outstanding shares at December 31, 2023 was 1,745,500, with the following breakdown:

Third cycle	N° of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	885,750	872,750	1.77
FCF Objective	708,600	698,200	2.81
N.E. CO2 Objective	177,150	174,550	2.81

From this total, the shares assigned to Telefónica, S.A.'s employees are 239,000. The outstanding shares as of December 31, 2023 are 227,500.

Telefónica, S.A. global share plans: Global Employee Share Plans

The Telefónica, S.A.`s Ordinary General Shareholders' Meeting on April 8, 2022 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements.

The maximum amount that each employee can invest is limited to 1,800 euros. Nevertheless, the total free shares to be delivered can not exceed 0.38% of the share capital of Telefónica, S.A. as of the approval date in 2022 Ordinary General Shareholders' meeting.

The purchase period commenced in October 2022 and will end in September 2023. In March 2024 the vesting period of the plan will end. As of December 31, 2023 26,590 Group employees were compromised with the Plan, out of which 672 were Telefónica, S.A.'s employees.

19.4 Average number of employees in 2023 and 2022 and number of employees at year-end

2023

Professional category	Employees at 12/31/23			Average no. of employees in 2023		
	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	50	106	156	50	105	155
Managers	141	141	282	144	140	284
Project Managers	137	167	304	140	164	304
University graduates and experts	161	136	297	159	141	300
Administration, clerks, advisors	90	2	92	91	2	93
Total	**579**	**553**	**1,132**	**584**	**553**	**1,137**

2022

Professional category	Employees at 12/31/2022			Average no. of employees in 2022		
	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	50	107	157	48	106	154
Managers	142	133	275	140	138	278
Project Managers	136	157	293	132	150	282
University graduates and experts	155	134	289	150	131	281
Administration, clerks, advisors	93	3	96	94	3	97
Total	**576**	**535**	**1,111**	**564**	**529**	**1,093**

According to the requirement of the Spanish Companies Law established in article 260, the average number of employees with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Average number of employees
Project Managers	2
University graduates and experts	4
Administration, clerks, advisors	2
Total	**8**

19.5 External services

The items composing External services are as follows:

Millions of euros	2023	2022
Rent	4	4
Independent professional services	127	105
Donations	48	74
Marketing and advertising	158	96
Other expenses	35	26
Total	**372**	**305**

In 2023 and 2022 the caption Donations includes funds contributed and paid to Fundación Telefónica amounting to 47 and 71 million euros.

On May 30, 2019, Telefónica, S.A. signed a 10-year contract to rent Diagonal 00 building, owned by the Company until that moment, due in 2029, renewable for another 6 years.

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2023 and 2022 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future compromised payments 2023	23	4	10	8	1
Future compromised payments 2022	26	5	8	8	5

19.6 Finance revenue

The items composing Finance revenue are as follows:

Millions of euros	2023	2022
Dividends from other companies	28	22
Other third parties financial revenues and gains on derivative instruments	488	1,407
Total	**516**	**1429**

The caption Other third parties financial revenues and gains on derivative instruments includes the interests amounting to 526 million euros from the proceed executed by Spanish Audiencia Nacional regarding the tax agreement disclosed in note 17.3.

The variation in financial revenue is mainly due to the changes in the fair value of non-hedge derivative instruments caused by the variation of the interest rates.

Other third parties financial revenues and gains on derivative instruments includes the effect of the financial hedges arranged to unwind positions for 2023 and 2022, which have the same amount under *Finance costs payable to third parties and losses on interest rates of financial hedges* and therefore do not have a net impact in the income statement.

19.7 Finance costs

The breakdown of "Finance costs" is as follows:

Millions of euros	2023	2022
Interest on borrowings from Group companies and associates	1,487	1,331
Finance costs payable to third parties and losses on interest rates of financial hedges	448	1,319
Total	**1,935**	**2,650**

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2023	2022
Telefónica Europe, B.V.	510	417
Telefónica Emisiones, S.A.U.	766	902
Other companies	211	12
Total	**1,487**	**1,331**

Other companies includes financial costs with Telfisa Global, B.V. related to current payables for specific cash needs.

The variation in financial expense is mainly due to the changes in the fair value of non-hedge derivative instruments caused by the variation of the interest rates.

The amount included as Finance costs payable to third parties and losses on interest rate of financial hedges refers to fair value effects in the measurement of derivative instruments described in note 16, together with the effect of the debt interest rates' trend during the year.

19.8 Exchange differences

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2023	2022
On current operations	39	124
On loans and borrowings	1	100
On derivatives	383	986
On other items	23	4
Total	**447**	**1,214**

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2023	2022
On current operations	37	58
On loans and borrowings	8	58
On derivatives	400	1,236
On other items	13	43
Total	**458**	**1,395**

The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2023 euro exchange rate has appreciated against US dollar (3.4%). However, euro exchange rate has depreciated against Brazilian real (4.11%) and pound sterling (2.1%).

In 2022 euro exchange rate has depreciated against US dollar (6.10%) and Brazilian real (13.48%). It has revalued against pound sterling (5.31%).

These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

Note 20. Other information

a) Financial guarantees

At December 31, 2023, Telefónica, S.A. had provided financial guarantees for its subsidiaries and affiliates to secure their transactions with third parties amounting to 35,374 million euros (36,019 million euros at December 31, 2022). These guarantees are measured as indicated in note 4.g).

Millions of euros

Nominal Amount	2023	2022
Debentures and bonds and equity instruments	34,778	35,412
Loans and other payables	96	107
Other marketable debt securities	500	500
Total	**35,374**	**36,019**

The debentures, bonds and equity instruments in circulation at December 31, 2023 issued by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 34,778 million euros at December 31, 2023 (35,412 million euros at December 31, 2022). During 2023 Telefónica Emisiones, S.A.U. issued 850 million euros of instruments on capital markets (1,100 million euros in 2022) and 1,705 million euros matured during 2023 (2,787 million euros during 2022).

Other marketable debt securities includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2023 and 2022 was 500 million euros in both years.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2023 and 2022, these guarantees amounted to approximately 31 million euros in both years.

b) Litigation

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which Telefónica Group is present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2023 (see note 17 for details of tax-related cases):

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the second appellate decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague.

On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.

On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.

After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023, and an additional hearing is expected to be held in the first quarter of 2024.

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

In the local arbitration brought by Colombia against Colombia Telecomunicaciones ("ColTel"), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.

On August 29, 2017, ColTel's share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award's amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).

On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.

The ICSID Court was constituted on February 26, 2019, with Mr. José Emilio Nunes Pinto as President, Mr. Horacio A. Grigera Naón appointed by Telefónica, S.A., and Mr. Yves Derains appointed by Colombia.

Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia's objections in its Claimant's Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.'s claim is pending. On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.

On November 2, 2020, Telefónica presented its response to Colombia's reply.

After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.

On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.

On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica's motion for partial summary judgment, concluding that Telefónica is entitled

to compensatory damages and prejudgment interest (approximately 140 million U.S. dollars) from Millicom. The decision remains subject to appeal.

ICSID Arbitration Telefónica, S.A. vs. Republic of Peru

On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.

Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.

It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.

Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefonica two additional weeks to file the memorial or claim.

On March 2, 2023, Telefónica filed a memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.

On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.

On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the defendant's request to address the objections to jurisdiction as a preliminary question. As a result, the objections to jurisdiction were joined to the merits of the dispute.

On September 18, 2023, the defendant filed a counter-memorial on the merits and a memorial on jurisdiction.

On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.

UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited

In late 2018, Phones 4U Limited (in administration) ("P4U") commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the "Defendants").

P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.

P4U went into administration in September 2014.

P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U's allegations.

The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.

The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law. This judgment is subject to appeal.

c) Other contingencies

The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

d) Commitments

Agreement related to the Sale of Customer Relationship Management ("CRM") Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento's relationship with the Telefónica Group as a service provider for an initial period of P9Y. The agreement has since been amended.

By virtue of this agreement, Atento became Telefónica's preferred Contact Center and Customer Relationship Management ("CRM") service provider. The agreement stipulated annual commitments in terms of turnover that were updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

Failure to meet these annual turnover commitments in principle resulted in the obligation of the counterparty to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center's business margin to the final calculation. These minimum annual turnover commitments have been reduced at various points over the life of the Master Service Agreement.

The Master Service Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe for certain telecommunications services from Telefónica.

On March 30, 2023, the parties agreed to renew the Master Service Agreement (extending its validity for all applicable jurisdictions (Spain, Brazil and Latin America) until December 31, 2025) but eliminate the minimum annual turnover commitments (and the related penalties) while maintaining, however, Atento's preferred supplier status.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y

Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of 10, for a total amount of approximately 450 million euros. Most of the Telefónica Group's subsidiary companies have already adhered to that master services agreement.

On March 31, 2021 and March 31, 2022 the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was amended. By virtue of these amendments the term may be extended for those adhered companies that decide to extend their services beyond the initial term.

In addition, on July 29, 2022 and August 31, 2023 a new amendments were executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services beyon the initial term.

Contracts for the provision of IT services with Nabiax

In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.

At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.

On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data

Telefónica

centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those twodata centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. Telefónica Infra, S.L.U. owns a 20% of Nabiax. After this transaction, Nabiax only owns data centers in Spain.

The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.

50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom

On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended from time to time, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.

After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 and was amended on November 15, 2023 (as amended from time to time, (the "Shareholders' Agreement").

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder's corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder's group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.

Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms initially ranging from 7 to 24 months (later extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the "VMED O2 UK Limited Trademark Licenses"). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

e) Directors' and Senior executives' compensations and other benefits

The compensation of the members of Telefónica's Board of Directors is governed by article 35 of the Company's By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other

objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders' Meeting.

In accordance with the foregoing, the shareholders, acting at the Ordinary General Shareholders' Meeting held on April 11, 2003, set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2023, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,871,801 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees, consists of a fixed amount payable monthly, and of attendance fees for attending the meetings of the Advisory or Control Committees.

The amounts established in fiscal year 2023 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica, and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors, are indicated below:

Compensation of the Board of Directors and of the Committees thereof

Amounts in euros

Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros. It is also noted that the Board of Directors, at its meeting held on December 13, 2023, approved, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, a new configuration of the Company's Consultative or Control Committees, specifically: (i) to abolish the Strategy and Innovation Committee; and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now constitute a single Committee, under the name of Sustainability and Regulation Committee.

In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2024 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous eight years (i.e. 2023, 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.

The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2024 financial year is equal to the one received in the years 2023, 2022, 2021, 2020 and 2019.

Individualized description

Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors of the Company have accrued and/or received from Telefónica, S.A,. and from other companies of the Telefónica Group during fiscal year 2023. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

f) Related-party transactions

1. Significant shareholders with representation on the Board of Directors of Telefónica S.A.

General Information

In 2023, the Company's shareholders represented on the Board of Directors of Telefónica, S.A. were Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and CaixaBank, S.A.

Based on the information provided by CaixaBank, S.A. for the 2023 Annual Report on Corporate Governance, as of December 31, 2023, the shareholding of CaixaBank, S.A. in Telefónica's share capital were 3.51%.

Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2023 Annual Report on Corporate Governance, as of December 31, 2023, the shareholding of BBVA in Telefónica's share capital were 4.86%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA as of December 31, 2023, would increase by 0.168%. without voting rights of the Company's share capital.

Participated companies

Telefónica, S.A. holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by Caixabank. (see Appendix I).

Telefónica, S.A. holds a 50% interest in Telefónica Factoring España and a 40.5% interest in its subsidiaries in Peru, Colombia and México as well as a 40% interest in its subsidiary in Brazil, in which BBVA and Caixabank have minority interests. (see Appendix I).

On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank (see Note 10). (see Appendix I).

As of December 31, 2023 and 2022, Telefónica S.A. neither has outstanding balances nor has carried out any transactions with the associated companies and joint ventures owned by BBVA and CaixaBank mentioned above, except for the proceeds from dividends as a result of its percentage of ownership.

Derivatives

In addition, the nominal outstanding value of derivatives held with BBVA and Caixabank in 2023 amounted to 8,970 and 707 million euros, respectively (5,286 million euros held with BBVA and 264 million euros with Caixabank in 2022). The fair value of these derivatives in the balance sheet is 78 and 27 million euros, respectively, in 2023 (227 and 41 million euros, respectively, in 2022). As explained in Derivatives policy in note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying.

The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see note 11).

Moreover, in 2023 collateral guarantees on derivatives from BBVA and Caixabank have been received, amounting to 46 million euros (net asset position) and 31 million euros (net liability position), respectively (134 and 43 million euros (net liability position) , respectively, in 2022).

Others operations

The impact on the balance sheet and income statement of Telefónica, S.A. of the rest of the operations with BBVA and CaixaBank in 2023 and 2022 are as follows:

BBVA	2023	2022
Financial expenses	3	4
Receipt of services	—	1
Total expenses	**3**	**5**
Financial revenues	20	2
Dividends received (1)	21	15
Total revenues	**41**	**17**
Financing transactions	600	1
Time deposits	27	289
Other Financing transactions	—	—
Dividends distributed	84	77

(1) As of December 31, 2023 Telefónica holds 0.756% (0.732% in 2022) investment in BBVA (See note 9.3).

2022	BBVA	la Caixa
Financial expenses	3	1
Receipt of services	—	2
Total expenses	**3**	**3**
Financial revenues	—	—
Dividends received (1)	—	—
Total revenues	**—**	**—**
Financing transactions	—	—
Time deposits	—	—
Dividends distributed	61	69

The heading "Finance arrangements: loans and capital contributions (lender)" for 2023 mainly includes a deposit set up by Telefónica, S.A.of 600 million euros maturing in January 2024.

2. Other significant shareholders

During fiscal year 2023, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.

Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2023, the shareholding of BlackRock, Inc in Telefónica's share capital were 4.50%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.98% of Telefónica, S.A. shares (4.51% of voting rights), updated per the share capital of Telefónica, S.A. as of December 31, 2023.

According to the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023, it is indicated that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by

Public Investment Fund): (i) acquired shares representing 4.90% of the share capital of Telefónica, S.A, and (ii) entered into a conditional sale and purchase agreement for 5.00% of the shares of Telefónica, S.A., subject, among other matters, to the approval of the Spanish Council of Ministers. In addition, on September 11, 2023, Morgan Stanley notified the CNMV of a 12.178% interest in voting rights attributed to shares 0.007% and through financial instruments 12.171% including a financial instrument (put/call option) on 9.90% of the share capital of Telefónica, S.A., related to the risk management of the position under the financial operation on the same shares as those referred to in the Public Investment Fund referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional participation in the share capital of Telefónica, S.A.

3. Balances with Group and Associated companies

Telefónica, S.A. is a holding company for various investments in companies in Latin América, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and associated Companies) at December 31, 2023 and 2022 are detailed in the notes to these individual financial statements.

4. Directors and senior executives

During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group's normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in note 20 e) and Appendix II of these financial statements.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2023 of 5,565,728.82 euros (6,598,467.33 euros in 2022). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases. Out of this amount, Telefónica, S.A. has paid 2,854,063.13 euros in 2023 (3,622,176.07 euros in 2022).

g) Auditors' fees

The services commissioned to PricewaterhouseCoopers Auditores, S.L., the Principal Auditor of Telefónica, S.A. for the years 2023 and 2022, meet the independence requirements stipulated by the Spanish Audit Law

22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).

The expenses accrued refer to the fees for services rendered by the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. forms part, amount to 4.18 and 3.94 million euros in 2023 and 2022, respectively.

The detail of these amounts is as follows:

Millions of euros	2023	2022
Audit services	3.39	3.12
Audit-related services	0.79	0.82
Total	**4.18**	**3.94**

"Audit services" mainly includes audit fees for the individual and consolidated financial statements, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC and the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404).

Audit-related services: mainly services related to the issuance of comfort letters, the report on the information relating to the system of the internal control over financial reporting (ICFR) and the verification of the non-financial information of the Consolidated Management Report.

During the years 2023 and 2022, the principal auditor has not performed services, other than the audit services or the audit-related services in Telefónica, S.A.

h) Environmental matters

Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Sustainability and Regulation Committee as well as by the Global Sustainability (ESG) Office in coordination with the global areas responsible for executing this strategy alongside the business units.

The Group has global environmental and energy management policies, and externally certified environmental management systems in accordance with ISO 14001 in all Group companies. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas.

The Telefónica Group contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity.

Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of all Company employees, including the Senior Management. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 (see note 19) include CO2 Emission Neutralization targets, in line with the target set by the Company.

Sustainable financing is a key tool to support the transformation of the business through investment in projects with positive environmental and social impact. In 2018, the Company published its first Sustainable Financing Framework. The most updated version is from July 2023, and it has a second party favorable opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and is aligned with the International Capital Markets Association (ICMA) Green, Social and Sustainable Bond Principles, as well as the Green Lending Principles and the the Social Loans of the LMA (Loan Market Association), the APLMA (Asian Pacific Loan Market Association) and the LSTA (Loan Syndications and Trading Association).

Telefónica was the first issuer of senior green bonds and hybrid instruments (green and sustainable) in the telecommunications sector. The funds that were obtained have been mainly allocated to projects to transform the network from copper to fiber, more efficient and with fewer breakdowns; and the deployment and improvement of mobile connectivity in rural areas. Even if the above mentioned bond and hybrid instrument issuances have not been carried out by the Company but by other holding Group subsidiaries, they are guaranteed by Telefónica, S.A.

In addition to senior green bonds and hybrid instruments, the Group uses other sustainable banking financing tools, such as loans and credits linked to sustainability objectives that allow continued progress on objectives such as emissions reduction or gender equality. Also in this case, the Group's main syndicated loan is linked to sustainability criteria in line with the corporate Sustainability Linked Loan Framework, prepared at the end of 2021 and with a second opinion from Sustainalytics.

In 2023, the Company has maintained an active presence in the capital market with several issues, successfully raising a total of 2,600 million euros of debt in green format throughout the year. In January 2023, Telefónica opened the sustainable debt market with the placement of a green hybrid instrument for an aggregate principal amount of 1,000 million euros and in September, another green hybrid instrument was issued for an amount of 750 million euros. The third operation was carried out in November, a green bond for an amount of 850 million euros (see note 15). The funds will be allocated to projects related to the transformation of telecommunications networks, both fixed and mobile, as well as to promote the deployment in rural areas.

In terms of bank financing, the emissions indicator linked to the Telefónica Group's 5,500 million euros has been updated. The interests are linked to compliance with a more demanding emission reduction path.

i) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see note 20.a).

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2023 amounts to a profit of 1,129 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.

These adjustments relate mainly to:

- The impairment of investments in Group companies, associates and other investments of 1,208 million euros (in 2022 a write down of 1,590 million euros).

- Declared dividends as income in 2023 for 3,859 million euros (1,450 million euros in 2022), interest accrued in 2023 on loans granted to subsidiaries of 28 million euros (15 million euros in 2022) and a net financial expense of 1,428 million euros (1,401 million euros in 2022), adjusted initially to include only movements related to cash inflows or outflows during the year under "Other cash flows from operating activities."

Other cash flows from operating activities amount to 1,796 million euros (4,277 million euros in 2022). The main items included are:

a) Net interest paid:

Payments of net interest and other financial expenses amounted to 1,495 million euros (1,062 million euros in 2022), including:

- Net proceeds from external credit entities, net of hedges, for 21 million euros, (212 million euros in 2022 offset by their hedges), and

- Interest and hedges paid to Group companies of 1,516 million euros (1,274 million euros in 2022).

b) Dividends and other distributions from reserves and paid-in capital received:

Millions of euros	2023	2022
Telefónica Móviles España, S.A.U.	—	560
Telefónica O2 Holdings, Ltd.	1,153	2,106
Telefónica de España, S.A.U.	—	301
Telfisa Global, B.V.	1,056	357
Telefónica Finanzas, S.A.U. (TELFISA)	182	67
Telxius Telecom, S.A.	125	—
Telefônica Brasil, S.A.	277	332
Other dividend collections	42	54
Total	**2,835**	**3,777**

In addition to the dividends declared in 2023 (see note 19.1) and collected in the same period, this caption also includes dividends from previous periods collected in 2023.

c) Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see note 17) and therefore it is liable for filing income tax with the Spanish Tax Authorities. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments totaling 198 million euros on account of income tax were made in 2023 (289 million euros in 2022) as disclosed in note 17. In December 2023, after the execution of a credit sale signed with a financial entity, proceeds by 285 million euros have been received related to 2022 income tax.

In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

- Telefónica Móviles España, S.A.U.: total collection of 207 million euros, corresponding to: 78 million euros for the 2022 income tax settlement and 129 million euros in payments on account of 2022 and 2023 income tax.

  In 2022, there was a total collection of 295 million euros, corresponding to: 186 million euros for the 2021 income tax settlement and 109 million euros in payments on account of 2022 income tax.

- Telefónica de España, S.A.U.: collection of 499 million euros, corresponding to: 411 million euros for the 2022 income tax settlement and 88 million euros in payments on account of 2022 and 2023 income tax.

In 2022 there was a collection of 199 million euros, corresponding to: 53 million euros for the 2021 income tax settlement refund, 207 million euros in collections on account of 2022 income tax partially offset by the 31 million euros collection for the 2020 income tax settlement and 30 million euros collection for the Tax inspection 2014-2017 carried out by the Tax Authorities.

• Telefónica Latinoamérica Holding, S.L.: collection of 304 million euros, corresponding to: A payment for the 2022 income tax by 351 million euros partially offset by proceeds of 47 million euros corresponding to payments on account of 2022 and 2023 income tax.

In 2022 there was an income collection of 15 million euros, corresponding to: A payment of account for the 2022 income tax by 52 million euros partially offset by proceeds of 23 million euros raised by the Decision 117/2022 of Audiencia Nacional regarding 2008 to 2018 fiscal years and 14 million euros of proceeds from the 2021 income tax.

• Telefónica Hispanoamérica, S.A.: There has been a total payment of 57 million euros corresponding to: 24 million euros related to 2022 income tax and 33 million euros corresponding to payments on account of 2022 and 2023 income tax.

In 2022 there was a total net collection of 354 million euros corresponding to: 392 million euros due to the Inspection process carried out by the Tax Authorities for the fiscal years 2014-2017 partially offset by the payments for 2021 income tax by 31 million euros and the payments of account of 2022 income tax amounting to 7 million euros.

Cash flows from/(used in) investing activities

Payments on investments under Cash flows from/ (used in) investing activities included a total payment of 3,958 million euros (6,290 million euros in 2022). The main transactions to which these payments refer are as follows:

• Capital increases: the main disbursements correspond to Telefónica Hispanoamérica, S.A. amounting to 380 million euros, Telefónica Infra, S.L. amounting to 103 million euros and Pontel Participaciones, S.L. amounting to 111 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed in note 8.1.a.

• New credits granted: The main payments have been disbursed to Telxius Telecom, S.A. and Pontel Participaciones, S.L. totaling 410 million euros (note 8.1.a.) and to Pegaso PCS, S.A. de C.V. totaling 700 million Mexican pesos equivalent to 37 million euros.

• Acquisition of Telefónica Deutschland, A.G.'s shares for a total sum of 813 million euros as detailed in note 8.1.a.

• Payments of financial investments related to the reinvestment of treasury overage amounting to 466 million euros.

• Payments of collaterals related to financial derivative instruments amounting to 1,402 million euros.

Proceeds from disposals totaling 5,719 million euros in 2023 (3,521 million euros in 2022) includes:

• Proceeds from reserves distributed by Telefónica Latinoamérica Holding, S.L. amounting to 1,994 million euros and Pontel Participaciones, S.L. amounting to 492 million euros (see note 8).

• The cancellation of credits granted to Bluevía Fibra, S.L. by 528 million euros (including uncollected interest) and to Pontel Participaciones, S.L. by 175 million euros as described in note 8.1.a. as well as the credit granted to Pegaso PCS, S.A. de C.V.amounting to 700 million Mexican pesos equivalent to 38 million euros as of cancellation date.

• Proceeds from financial investments related to the reinvestment of treasury overage amounting 466 million euros.

• In 2023 the financial instruments Spire have been cancelled according to their maturity schedule amounting to 921 million euros as indicated in note 9.4.

• Proceeds from collaterals related to financial derivative instruments amounting to 1,088 million euros.

Cash flows from/(used in) financing activities

This caption mainly includes the following items:

i. Proceeds from financial liabilities:

a) Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2023	2022
Telefónica Emisiones, S.A.U. (Note 15)	850	1,100
Bank loans (Note 14)	275	150
Telfisa Global, B.V. (Note 15)	—	2,710
Telefónica Europe B.V. (Note 15)	1,750	750
Telefónica Europe, B.V. promissory notes (Note 15)	488	—
Other collections	62	33
Total	**3,425**	**4,743**

b) Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2023	2022
Bilateral loans with several entities (Note 14.4)	178	1,279
Telfisa Global, B.V. (Note 15)	1,710	—
Telefónica Europe, B.V. (Note 15)	1,750	750
Telefónica Europe, B.V. promissory notes (Note 15)	—	504
Promissory notes redemption (Note 13)	—	30
Telefónica Emisiones, S.A.U. (Note 15)	1,705	2,787
Telefónica de Argentina, S.A. (Note 15)	—	173
Credit (Note 14.4)	—	100
Other payments	15	54
Total	**5,358**	**5,677**

Debt redemption of loans in 2022 mainly referred to a bank loan signed in December 2021, amounting to 1,000 million euros. The maturity date of the loan was March 2022 and it was redeemed accordingly.

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

ii. Acquisition of treasury shares, as indicated in note 11.a.

iii. Payments of dividends amount to 1,701 million euros (959 million euros in 2022). The figure differs from the one shown in note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2024 and also the withholding taxes referred to the dividend distribution made in December 2022 which have been paid to the Tax Authorities in January 2023.

Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

- On January 13, 2024, the second annual extension of the sustainability-linked syndicated loan facility for 5,500,000,000 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2029.

- On January 17, 2024, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U. launched under the EMTN Programme a new issuance of notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,750 million euros. This issue was split into two tranches. The first tranche, with an aggregate principal amount of 1,000 million euros, due on January 24, 2032, pays an annual coupon of 3.698% and was issued at par. The second tranche, with an aggregate principal amount of 750 million euros, due on January 24, 2036, pays an annual coupon of 4.055% and was also issued at par. The settlement of the transaction took place on January 24, 2024. An amount equivalent to the net proceeds will be allocated towards eligible investments in accordance with Telefónica's 2023 Sustainable Financing Framework, including the transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.

- On February 5, 2024, Telefónica Emisiones, S.A.U. redeemed 1,000,000,000 million euros of its notes issued on February 5, 2019. These notes were guaranteed by Telefónica, S.A.

Investments

- On January 22, 2024, regarding the voluntary public acquisition offer in the form of a partial offer (the "Offer") launched by Telefónica —through Telefónica Local Services GmbH— for shares of Telefónica Deutschland Holding AG ("Telefónica Deutschland") announced on November 2023, the Company reported that following the expiry of the acceptance period that the Offer has been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of its share capital and voting rights, for an approximate amount of 549 million euros. In addition, Telefónica has made direct market purchases, from January 1, 2024 to January 26, 2024, for a total of 113,999,566 shares of the aforementioned subsidiary, for an approximate amount of 268 million euros. Thus, as of January 26, 2024 Telefónica owns, directly and indirectly, 2,799,576,769 shares which represent 94.12% of the share capital and voting rights of Telefónica Deutschland.

- On January 22, 2024 Telefónica Local Services, GmbH carried out a capital increase 550 million euros integrally subscribed and paid in full by Telefónica, S.A.

Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company's Directors in the meeting held on February 21, 2024. In the event of a discrepancy, the Spanish language version prevails.

Appendix I: Details of subsidiaries and associates at December 31, 2023

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L.U. (SPAIN) Holding Company Distrito Telefónica. Ronda de la Comunicación s/n 28050 Madrid	100%	—	291	9,441	—	21	343	11,147
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	307	677	782	524	5,561
Telefónica O2 Holdings Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	99.99%	0.01%	13	10,491	1,153	(3,413)	(2,247)	8,319
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100%	—	601	(551)	—	—	(1)	49
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	3,667	473	(367)	(371)	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	6,896	1,598	—	520	602	8,421
Telefónica Filiales España, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	955	—	(24)	42	1,223
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	(322)	1,042	(1)	1,051	712
O2 Oak Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	—	—	—	—	—	—
Telefónica Hispanoamérica, S.A. (SPAIN) Holding Company Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	97	7	—	(95)	(273)	1,517
TIS Hispanoamérica, S.L. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	—	6	—	(2)	(3)	3
Telefónica Soluciones de Criptrografía, S.A. (SPAIN) Engineering, development, production, sale and maintenance of telecommunication and electronic equipment Gran Vía 28, 28013 Madrid	100%	—	1	11	—	1	—	12

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	**Direct**	**Indirect**	**Capital**	**Rest of equity**	**Dividends**	**From operations**	**For the year**	**Net carrying amount**
Telefónica Tech , S.L. (SPAIN) Promotion of business initiatives and holding for securities Gran Vía 28-28013 Madrid	100%	—	67	880	—	(2)	2	941
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company C/O Stobbs Building 1000, Cambridge Research Park, Cambridge, CB25 9PD	100%	—	—	—	—	—	—	—
Telefónica Capital, S.A.U. (SPAIN) Finance Company Gran Vía, 28 - 28013 Madrid	100%	—	7	209	—	—	10	110
TLH HOLDCO, S.L. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	87	1,583	—	(650)	(645)	1,024
Lotca Servicios Integrales, S.L. (SPAIN) Ownership, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	17	36	—	1	(2)	51
Telefónica Local Services GmbH (GERMANY) Holding company Adalbertstrasse 82-86 85737, Ismaning	100%	—	—	—	—	—	—	—
Telefónica Infra, S.L. (SPAIN) Portfolio Company (Holding) Ronda de la Comunicación S/N - 28050 Madrid	100%	—	12	829	—	(26)	(27)	814
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	(95)	118	(4)	119	13
Telefónica Global Solutions, S.L.U. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	47	—	(26)	(17)	30
Telefónica Innovación Digital, S.A.U. (previously Telefónica Digital España, S.L.U) (SPAIN) Carrying out activities and research projects in the field of telecommunications Ronda de la Comunicación S/N - 28050 Madrid	100%	—	7	7	—	(2)	(2)	330
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding Company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	175	—	—	—	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	81	—	(4)	(4)	79
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	15	—	(2)	2	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259; tower D; 12th floor 1077 XX – Amsterdam	100%	—	—	4	2	(2)	2	—
Toxa Telco Holding, S.L. (SPAIN) Holding Company Ronda de la Comunicación s/n Madrid 28050	100%	—	—	—	—	—	—	—

Millions of euros	% Ownership					Income (loss)			
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Telxius Telecom, S.A. (SPAIN) Telecommunications Services Ronda de la Comunicación, s/n- 28050 Madrid	70%	–	260	125	140	(7)	105	–
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding Company Ronda de la Comunicación, s/n. - 28050 Madrid	60%	–	1	2	–	(3)	(2)	–
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50%	–	5	2	5	11	10	3
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50%	–	5	29	2	2	1	15
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio Company Strawinskylaan 1725 – 1077 XX – Amsterdam	50%	37.65 %	40	4	–	–	1	22
Telefónica Renting, S.A. (SPAIN) Purchase, sales and leasing of all kind of movable and provision of office ancillary. Av. de Manoteras, 20, Hortaleza, 28050 Madrid	50%	–	–	2	–	–	–	1
Telefônica Brasil, S.A. (BRAZIL) (1) (*) Telecommunication operator in Brazil Av. Luis Carlos Berrini, 1.376 – Brooklin São Paulo 04571-000	38.39%	36.90%	23,268	(10,184)	242	1,494	957	9,199
Telefónica Telecomunicaciones México, S.A. de C.V. (MÉXICO) Factoring Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	49%	51%	–	–	–	–	–	–
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Rua Desembargador Eliseu Guilherme, 69 Pt. 6 Paraíso Sao Paulo	40%	10%	2	(1)	2	(1)	3	1
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	40.50%	9.50%	2	–	–	–	–	1
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Avenida República de Panamá Nro 3030 piso 6to. San Isidro Lima, Perú	40.50%	9.50%	1	2	–	(1)	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Calle 93 No. 15-73 Oficina 502 Bogotá	40.50%	9.50%	1	–	1	2	1	1
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. (SPAIN) Insurance contracts, operating as a broker Ronda de la Comunicación S/N - 28050 Madrid	16.67%	83.33%	–	–	1	10	10	–
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunications mast and technical assistance and consulting services. Ctra. Vallvidrera–	30.40%	–	5	–	–	–	–	1
Telefónica Deutschland Holding, A.G. (*) (GERMANY) Telecommunications business holding company Georg-Brauchle-Ring 23-25 MUENCHEN, Germany 80992	13.20%	69.23%	2,975	2,630	2	(7)	(8)	907

Millions of euros	% Ownership					Income (loss)			
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Wayra Argentina,S.A. (ARGENTINA) Telecommunications activities Av. Corrientes 707, Planta Baja, Ciudad de Buenos Aires, Argentina	5%	95%	23	(22)	—	1	2	—
Telefónica Global Solutions Argentina, S.A. (ARGENTINA) Telecommunications services Avenida Ingeniero Huergo 723, 1107 Buenos Aires	5%	95%	3	—	—	2	(5)	—
Total group companies and associates					**3,859**			**52,966**

(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2023.
(**) % of ownership calculated over share capital offset by treasury shares.

Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,717,737	—	6,207	5,647,044
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	10,000	—	91,200	—	301,200
Mr. José Javier Echenique Landiríbar	—	200,000	24,000	—	113,600	—	337,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,577,600	—	27,383	4,204,983
Ms. Carmen García de Andrés	—	120,000	35,000	—	33,600	—	188,600
Ms. María Luisa García Blanco	—	120,000	33,000	—	44,800	—	197,800
Mr. Peter Löscher	—	120,000	24,000	—	113,600	—	257,600
Ms. Verónica Pascual Boé	—	120,000	11,000	—	11,200	—	142,200
Mr. Francisco Javier de Paz Mancho	—	120,000	33,000	—	124,800	—	277,800
Mr. Alejandro Reynal Ample[7]	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	24,000	—	22,400	—	166,400
Ms. Claudia Sender Ramírez	—	120,000	20,000	—	22,400	—	162,400
Ms. Solange Sobral Targa[7]	—	—	—	—	—	—	—

[1]Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.

[2]Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.

[3] Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.

[4]Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2023 and to be paid in the year 2024. In reference to the bonus corresponding to 2022, which was paid in 2023, Executive Board Member Mr José María Álvarez-Pallete López received 4,198,897 euros and Executive Board Member Mr Ángel Vilá Boix received 2,911,200 euros.

[5]Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings. It is also noted that the Board of Directors, at its meeting held on December 13, 2023, approved, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, a new configuration of the Company's Consultative or Control Committees, specifically: (i) to abolish the Strategy and Innovation Committee; and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now constitute a single Committee, under the name of Sustainability and Regulation Committee.

[6]Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

[7]Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa were appointed Directors of the Company on December 13, 2023.

Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain stood down as Board Members on December 13, 2023, reflecting below the payment received and/or accrued by them in 2023:

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Juan Ignacio Cirac Sasturain	—	120,000	33,000	—	33,600	—	186,600
Mr. Peter Erskine	—	120,000	20,000	—	113,600	—	253,600

1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed remuneration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	119,000	—	—	—	—	119,000
Ms. Verónica Pascual Boé	—	51,667	—	—	—	65,000	116,667
Mr. Francisco Javier de Paz Mancho	—	177,935	—	—	—	155,000	332,935
Mr. Alejandro Reynal Ample[7]	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	132,500	132,500
Ms. Solange Sobral Targa[7]	—	—	—	—	—	—	—

[1.] Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.

[2.] Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.

[3.] Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.

[4.] Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2023 and to be paid in the year 2024 by other companies of the Telefónica Group.

[5.] Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.

[6.] Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica de Ingeniería de Seguridad.

[7.] Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa were appointed Directors of the Company on December 13, 2023.

Likewise, Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain stood down as Board Members on December 13, 2023, reflecting below the payment received and/or accrued by them in 2023:

(Amounts in euros)

Directors	Salary[1]	Fixed remunera -tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	95,000	95,000
Mr. Peter Erskine	—	80,000	—	—	—	—	80,000

1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2023 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2023
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/ Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439

1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Occident GCO, S.A.U. de Seguros y Reaseguros (as the legal successor of Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros), and covers the same contingencies as those of the "Pension Plan" and the same exceptional liquidity events in case of serious illness or long-term unemployment.

LIFE INSURANCE

The 2023 amounts for life insurance premiums were as follows:

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	23,156
Mr. Ángel Vilá Boix	18,574

REMUNERATION PLANS BASED ON SHARES

As regards to remuneration plans based on shares (involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2023:

The so-called Performance Share Plan ("PSP"), made up of three cycles (2021-2023; 2022-2024; 2023-2025), approved by the General Shareholders' Meeting held on April 23, 2021.

During the financial year 2023, the Plan consisted of 3 cycles. The first cycle, whose target measurement period started on January 1, 2021 and ended on December 31, 2023.

In this cycle, a maximum of 1,913,000 shares were allocated to the Executive Directors on January 1, 2021, with a unit fair value of 3.1598 euros per share for FCF ("Free Cash Flow"), 2.6465 euros for TSR ("Total Shareholder Return") and 3.1598 euros for the CO_2 Emission Neutralisation and Reduction target.

At the end of the cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 37.9% at the end of the period, ranking sixth in the comparison group, i.e. between the median and the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 39.45% linked to relative TSR.

With regard to the Free Cash Flow, after taking into account the partial annual payments for 2021, 2022 and 2023, previously audited and approved by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analysed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO2 Emission Neutralisation and Reduction target, the Appointments, Remuneration and Corporate Governance Committee has regularly monitored the level of CO2 Emissions Neutralisation and, after analysing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Quality Committee (now the Sustainability and Regulation Committee) and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralisation target has been met and therefore the weighted payout ratio linked to CO2 Neutralisation was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralisation results, the weighted payout ratio increased to 89.45%. Thus, at the end of the Plan's First Cycle, Executive Directors are entitled to receive 978,583 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 732,596 gross shares in the case of the Chief Operating Officer (COO) Mr. Ángel Vilá Boix.

Similarly, during the 2023 financial year, the second cycle and third cycle of the Plan were in force, starting on January 1, 2022 and January 1, 2023 respectively and ending on December 31, 2024 and December 31, 2025 respectively.

In both cycles, the number of Telefónica, S.A. shares that could be delivered to the participants, within the established maximum, is conditioned and determined by the compliance with the established objectives: 50% of the compliance with the Total Shareholder Return (TSR) objective of Telefónica, S.A. shares, 40% of the Telefónica Group's Free Cash Flow (FCF) and 10% of the Neutralisation and Reduction of CO2 Emissions.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their

relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each of the cycles in force during the financial year 2023, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.

In order to determine compliance with the CO2 Emission Neutralisation and Reduction target and to calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralisation achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO2 Emission = Activity Data x Emission Factor, where:

- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.

- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, International Energy Agency, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of both cycles, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation and Reduction targets set for the Second and Third Cycles of the Plan is shown below.

PSP - Second cycle / 2022-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	995,000
Mr. Ángel Vilá Boix	745,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the second cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

PSP - Third cycle / 2023-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,100,000
Mr. Ángel Vilá Boix	831,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the third cycle of the PSP

and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Executive Directors participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros. As a result, each Executive Director is entitled to receive 589 gross shares upon termination of the Plan.

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2023 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2023, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company's Senior Management

As for the Directors who made up the Senior Management[1] of the company in the year 2023, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 8,749,939 euros during the 2023 fiscal year.

In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2023 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 947,676 euros; the contributions corresponding to the Pension Plan increased to 212,281 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 113,293 euros.

Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 122,315 euros.

On the other hand, regarding share-based remuneration plans, during the year 2023, there were in force the following long-term variable remuneration plans:

The so-called Performance Share Plan ("PSP"), made up of three cycles (2021-2023; 2022-2024; 2023-2025),

approved by the General Shareholders' Meeting held on April 23, 2021.

The target measurement period of the first cycle started on January 1, 2021 and ended on December 31, 2023. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR ("Total Shareholder Return"), FCF ("Free Cash Flow") and CO_2 Emission Neutralisation and Reduction targets set for the First Cycle for all the Company's Senior Executives was 1,333,081.

At the end of the First Cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 37.9% at the end of the period, ranking sixth in the comparison group, i.e. between the median and the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 39.45% linked to relative TSR.

In terms of Free Cash Flow, after taking into account the partial annual payments for 2021, 2022 and 2023, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analysed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO_2 Emission Neutralisation and Reduction target, the Appointments, Remuneration and Corporate Governance Committee has regularly monitored the level of CO_2 Emission Neutralisation and, after analysing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Quality Committee (now the Sustainability and Regulation Committee) and the Audit and Control Committee. In this respect, the minimum CO_2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO_2 Neutralisation target has been met and therefore the weighted payout ratio linked to CO_2 Neutralisation was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO_2 Neutralisation results, the weighted payout ratio increased to 89.45%. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 1,192,442 gross shares.

The target measurement period for the second and third cycles started on 1 January 2022 and 1 January 2023 respectively, and will end on December 31, 2024 and December 31, 2025 respectively. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO_2 Emission Neutralisation and Reduction targets set for the second and third cycles for all the Company's Senior Executives is 1,241,015 in the second cycle of the Plan and 1,378,418 in the third cycle of the Plan.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Senior Management participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 2936 gross shares.

(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Management report 2023

This Management Report has been prepared taking into consideration the 'Guidelines on the preparation of annual corporate governance reports for listed companies', published by CNMV in July 2013.

In accordance with Law 11/2018 of December 28, and following the amendment of the article 262 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group (whose parent Company is Telefónica, S.A.) which will be filed as well as the consolidated financial statements in the Companies' Register of Madrid.

Business Model

Towards a new paradigm for the telecommunications industry

The traditional telecommunications operator value chain includes assets, which are tangible and intangible resources developed through investment; services, which are developed based on the assets deployed (or operators may offer third-party services); and customers, the portfolio of which is usually very diverse depending (residential, corporate, public administrations, etc.).

Today's networks are moving towards models more akin to software platforms. This allows telecommunications operators to create new business models aimed at making the main capabilities of our networks available to different stakeholders (not only end customers) through connectors or Application Programming Interfaces (APIs).

Changing the traditional business model entails several layers of transformation:

- Moving from copper, 2G, 3G and 4G networks to all-IP, fibre and 5G networks will give us a more streamlined business model.

- Evolving from reactive, hardware-based networks to software-based ones will enable more agile and adaptive management and execution of functions.

- From customised, tailor-made integrations to interconnected global platforms with open APIs, the new business model will facilitate smooth and efficient communication between different systems and services.

- The traditional telco experience is evolving towards an AI-driven customer relationship, allowing companies to anticipate and meet customer needs faster and more accurately.

- Gone are the days of one-size-fits-all offerings; we are now effectively a digital supermarket, offering products from sectors as diverse as entertainment, security and fintech.

As a result, telcos have become more important in the eyes of customers and can now operate much more efficiently. Operations are more agile, efficient and future-proof.

Transformation of telecommunications networks towards earth computing

In recent years, profound and disruptive innovation has been unfolding across multiple intersecting technologies in a similar way to when mobile internet converged with computing. That convergence transformed a device intended to support voice functionalities into a smartphone, ushering in digital native companies and radically changing market dynamics.

We are now in the midst of an era change, driven by the convergence of telcos, computing, artificial intelligence (AI) and Web3. This change has led to radical disruption on all four fronts, giving rise to a new wave of digital services requiring mass communication solutions, full interoperability and real-time computing.

Against this backdrop, Telefónica has the unique opportunity to improve people's lives by offering products and services through our networks. However, with that opportunity comes the responsibility of managing the increase in data traffic and delivering high-performance connectivity, overcoming technological challenges such as latency, capacity and personalisation to do so.

Personalisation must be prioritised in order to address customers' diverse needs. The increase in traffic will require high-performance connectivity and distributed computing capacities, while solutions beyond cloud technology will need to be explored in order to ensure optimal efficiency and performance for our products and services.

Connectivity is the foundation of all things digital, both today and tomorrow. The telco of the future will rely on networks that are:

- UBB and low latency

- Programmable and AI-based

- Cloud-connected

To adopt technology that promotes efficiency and a good customer experience, it is crucial to move towards a simpler approach, continuing to shut down legacy networks, simplifying the next wave of operations and scaling down our infrastructure. It will also be crucial to step up efforts in the area of hyper-automation, with a focus on operations and content management, contactless network management and next generation customer acquisition.

The transition towards increasingly automated networks requires the implementation of new AI-based technologies. For Telefónica, AI is a key element of the digital customer experience and is a prime contributor to efficiency. There are many practical examples of how AI and machine learning techniques have been applied in our networks. Telefónica has created a specific program for the move towards autonomous networks (the Autonomous Network Journey Program) that seeks to deliver greater speed (improved deployment and response times), intelligence (predictive networks), improved quality (for our customers), efficiency (in costs) and sustainability (mainly in the area of energy consumption).

New connectivity-based services (NaaS)

Today's networks are not only generating efficiencies; they are also providing new business opportunities. Network and IT components are being broken down into individual microservices, which can be sold through a developer-centric marketplace within the cloud ecosystem.

Software developers and integrators can access code through these marketplaces, allowing them to integrate microservices into their applications, such as device location. They will also be able to create configurable and scalable products based on information and network quality.

This change is a collective industry effort, collaborating to define a new standard within GSMA and CAMARA. Standardisation and simplicity are essential to unlocking the enormous value that lies hidden in connectivity.

The industry is ready to serve a platform that reaches 5,400 million people daily. This readiness demonstrates the sector's ability to meet the challenges and seize the opportunities presented by this new era of digital connectivity.

The implementation of next generation infrastructure is underway, with UBB connectivity already deployed and

our networks undergoing a transformation towards softwarisation and hyper-automation. The data- and API-based abstraction layer helps orchestrate this infrastructure and seamlessly connect it to the digital world. In building an earth computing stack coordinated by telecommunications, all the necessary intelligence is being deployed.

Automation and data management will streamline innovative service offerings, providing high-quality digital connectivity and services to B2C customers, driving digital transformation in B2B and facilitating wholesale connectivity to a variety of partners, from other telcos to developers.

This large scale transformation we have undertaken, which has improved networks and customer interactions, streamlined operations and ensured the sustainability of the business, puts the Company in a significantly better position than the rest of the industry.

Telefónica's organization

As part of its strategy based on five decisions and implemented in 2019, Telefónica focused on its core markets (Spain, Brazil, Germany and UK) and launched its global businesses (T-Tech and T-Infra). Following the new strategic approach announced on Capital Markets Day, the Group continues to strengthen its organisation with the aim of improving customer service in the following segments: Residential, Corporate (including companies and the public sector) and Wholesale (operators and other partners in new businesses).

Domestic telecommunications operators

Telecommunications businesses operate relatively autonomously, deploying infrastructure and serving their customers within their given territories:

- **Telefónica Spain** (100% owned by Telefónica, not individually listed): Spanish convergent operator, domestic network leader and leader in all customer segments (individuals, households, corporate and wholesale), with almost 41 million accesses and a fibre network reaching over 29 million homes.

- **Telefónica Brazil** (74.8% owned by Telefónica, a company listed on the Brazilian Stock Exchange): leading convergent operator in Brazil, where it operates a network with over 113 million customer accesses. Regional leader in fibre-to-the-home (FTTH) deployment, with over 25 million homes reached.

- **Telefónica Deutschland** (93.1% owned by Telefónica). it is one of the leading mobile operators in Germany, where it operates under the O2 brand and other specialised brands and has almost 50 million accesses.

- **VMED O2 UK** (VMO2) (50% joint venture with Virgin Media, not listed): leading domestic convergent operator after the largest provider. Created from the merger of Liberty Media's fixed assets and O2 UK's mobile assets. It currently manages over 57.6 million total accesses (fixed, mobile and TV) and operates a cable network of 17 million homes reached (in the process of transformation to fibre).

- **Telefónica Hispam**: groups together Telefónica's businesses in eight Latin American countries (Argentina, Chile, Peru, Colombia, Mexico, Ecuador, Venezuela and Uruguay), with nearly 112.6 million customer accesses.

Global businesses

In November 2019, Telefónica changed its business strategy, making five key decisions for the Company's future development. These included the creation of two independent global businesses, with the aim of accelerating growth and maximising the value of our infrastructure.

- Telefónica Tech: a leading provider of advanced NextGen solutions designed to power companies' digital transformations, Telefónica Tech (T-Tech) offers cutting-edge solutions in areas such as cybersecurity, the cloud, Internet of Things (IoT), big data, artificial intelligence (AI) and blockchain, all with the aim of improving the efficiency, sustainability and resilience of companies', organisations' and public administrations' processes and businesses.

With a global presence and a team of over 6,300 highly qualified professionals representing more than 60 nationalities and holding over 4,000 digital skills certifications between them, Telefónica Tech has the capacity to serve more than 5.5 million B2B customers worldwide. Since its creation, Telefónica Tech has been achieving double-digit growth and consistently outperforming market indices year after year.

Telefónica Tech has developed an extensive portfolio of over 100 products and services, 58% of which has been verified with the Eco Smart seal, for their potential environmental benefits. These products and services cover key areas such as cybersecurity, the cloud, IoT, big data, AI and blockchain.

In terms of IoT solutions, Telefónica Tech leads the field with its advanced platform and AI offerings. We work closely with our customers to optimise the efficiency of production resources in various sectors.

With regard to cybersecurity and cloud solutions, Telefónica Tech combines the potential of both technologies to guarantee that all our cloud solutions have a cybersecurity component embedded therein. This integration has enabled us to excel globally in cloud communications and managed security solutions. We offer end-to-end consulting and managed services and have established ourselves as a leader in this area.

In the field of cloud services, Telefónica Tech has designed a hybrid multi-cloud model that encompasses solutions in both the private and public cloud. Telefónica Tech builds partnerships with major providers and industry leaders in order to integrate and migrate the main business applications (Platform as a Service, or PaaS) to the cloud.

Cybersecurity is central to Telefónica Tech's philosophy and is of paramount importance to us. That is why we have incorporated security as a fundamental part of all our solutions and enhanced our ability to safeguard the continuity of our business and that of our customers.

We have over 4,000 certifications, two Digital Operational Centres (DOCs) in Spain and Colombia and a network of Security Operational Centres (SOCs) distributed strategically throughout Europe and the Americas. From these centres we closely monitor potential threats and apply preventive and corrective measures in order to proactively guarantee security.

- **Telefónica Infra** is a subsidiary of the Telefónica Group and operates as a portfolio manager, owning and rotating stakes in infrastructure vehicles alongside financial investors. Telefónica Infra focuses on creating value through specialized infrastructure management, selectively monetizing assets, and partnering with key financial investors to co-invest in growth opportunities (through partnership structures and flexible business models).

Telefónica Infra contributes to enhancing the competitive position of Telefónica's business units, crystallizes the value of the company's assets and capabilities, and captures future value increases through stakes in infrastructure vehicles. Currently, Telefónica Infra's investment portfolio encompasses three types of assets: Submarine cable (Telxius), Data Centers (Nabiax), and Fiber (Bluevía, FiBrasil, Unsere Grüne Glasfaser, and Nexfibre).

Key Enablers and Global Units

In addition to our operational businesses, the Telefónica Group, which has a direct relationship with customers in all the regions in which it operates, centrally carries out certain activities that provide value for operators and develop common capabilities in important areas for the future of the Group, establishing a common framework:

- Develops **key technologies** for the Group, in a sector strongly impacted by technological advances. Telefónica makes decisions regarding the development of its networks and systems in a centralised manner. This is a crucial factor for its leading connectivity offer, constitutes the foundations of the customer experience

and is underpinned by common criteria of efficiency and profitability.

- In terms of **people**, Telefónica actively manages the attracting, retention and promotion of internal talent in a group comprising over 100,000 employees spread across all the regions in which it is present.

- Optimises the allocation of **capital** among the various existing investment alternatives. Telefónica establishes clear criteria to increase growth and profitability, strengthen cash generation and ensure the Group's investment quality (rating position) and commitments to our shareholders.

- In the field of **regulations** and external relations, we establish the Telefónica Group's position in the sector's main forums and participate in the development of the regulatory agenda for the future.

- Other **global units** include activities that harness the scale of the Telefónica Group to obtain significant competitive advantages (marketing, procurement, etc.) as well as staff and legal and regulatory compliance units.

Economic results of Telefónica, S.A.

Telefónica, S.A. obtained positive net results of 2,153 million euros in 2023. Highlights of the 2023 income statement include:

- Revenue from operations, amounting to 4,362 million euros, higher than 2022 figure due to the increase in dividends registered as revenues (disclosed in note 19).

- The figure of "Impairment losses and other losses" amounting to a write down of 1,208 million euros in 2023 (a write down of 1,590 million euros in 2022).

- Net financial expense totaled 1,428 million euros in 2023 (1,401 million euros of financial expense in 2022). This figure is mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 510 million euros (417 million euros in 2022) and Telefónica Emisiones, S.A.U. totaling 766 million euros (902 million euros in 2022).Net exchange rate losses amount to (11) million euros (181) million of exchange rate losses in 2022).

- Income tax caption amounts to positive 1,024 million euros (see note 17). As a consequence of the ruling filed by the EU General Court cancelling the Third Decision 2015/314, a positive amount of 334 million euros have been registered, decreasing the figure of income tax. The impact of the Sentence of the Constitutional Court over the Royal Decree 3/2016 has reduce the income tax figure by 298 million euros.

Investment activity

The investment activity of the Company regarding additions, sales, valuation criteria and impact of this valuation in 2023 is described in note 8 of these financial statements.

Share price performance

European and US equity markets ended with strong gains thanks to a very positive performance in the last quarter of the year as the market started to discount future interest rate cuts already announced by some central banks for 2024, leaving behind the restrictive monetary policy to address high inflation, avoiding recession in both the US economy and the main European economies.

Among the main European markets (EStoxx-50 +19.2%), the best performers were peripheral markets (Ibex-35 +22.7%, MIB +28%) with Ibex-35 recording its best performance since 2009, followed by the DAX (+20.3%), and the CAC 40 (+16.5%), while the FTSE-100 closed with a modest gain (+3.8%). On the other hand, US markets also closed the year with significant gains, reaching levels close to all-time highs, driven mainly by the exceptional performance of technology stocks (Nasdaq +43.4%, S&P +24.2% and Dow Jones +13.7%). The MSCI World index in euros rose by +17.9%. In the bond market, prices continued to fall for most of the year, with the US 10-year Treasury yield reaching 5%, the highest since 2007, until the end of October when yields declined, as the downward trend in inflation and thus the pause in rate hikes was confirmed.

The telecom sector performed well in the first quarter of the year (+14.7% vs. Stoxx 600 +7.8%) but lost its lead over the market at the end of the year (+3.8% vs. Stoxx 600 +12.7%) despite continued positive news from companies, which led to a 40% improvement in annual guidance in the third quarter. This provides a positive scenario for 2024, with the prospect of cash flow growth outperforming the market, underpinned by sustained revenue growth coupled with a reduction in operating costs and capex, which has passed its peak, and which will translate into above-inflation cash generation growth. In addition, telecoms' refinancing needs are also limited, with debt largely at fixed rates, reinforcing the sector's defensive qualities. There is also optimism about consolidation moves in Europe, and the opportunities for themes such as artificial intelligence to improve returns.

Telefónica has continued its transformation process in 2023 which has allowed it to present a more ambitious company plan for the next three years, based on growth, profitability and sustainability, coupled with a strict capital allocation, to create significant value for shareholders. In 2023, results were solid, meeting all the announced

targets, which were improved in the first half results, growing revenues and OIBDA and reducing capital intensity compared to the previous year. Telefónica ended 2023 with a market capitalization of 20,323 million euros, with a share price of 3.53 euros, +4.4% in the year, and a total shareholder return of 13.0%, above an 8.9% average for the sector.

Regarding dividend payments, €0.30 per share was paid in 2023 (€0.15 per share in June and €0.15 per share in December, both in cash). The 2023 shareholder remuneration policy consists of a €0.3 per share cash dividend (€0.15 per share paid in December 2023 and €0.15 per share to be paid in June 2024). The 2023 dividend yield stood at 8.5%. In addition, in April 2023, 24.7 million treasury shares were cancelled.

Sustainable offer and innovation

For Telefónica, putting in place measures to encourage innovation and product development has been an integral part of our business throughout our 100-year history.

We view innovation as the ability to anticipate the future and to understand the needs and challenges our customers and society as a whole are dealing with.

Our strategy is built on two pillars:

- **Incremental innovation,** which is about pursuing the continuous improvement of existing technologies to adapt them to new societal demands, thus allowing us to develop more efficient and sustainable solutions.

- **Disruptive innovation,** which enables us to identify new business models capable of transforming the market and contributing to social development.

This innovation strategy is underpinned by a two-pronged approach:

- First, seeking to boost internal and cross-cutting activity throughout the Company, especially from the units of networks and IT systems and the digital service development..

- Secondly, and based on open innovation, seeking to promote the entrepreneurial ecosystem through the support and financing of startups. In addition, we encourage collaboration with technology partners with the aim of attracting the best external innovation available on the market.

Core innovation

Our priority in this area is to develop new digital services that improve people's lives, and we leverage the

Company's main assets, such as its telecommunications networks, digital platforms and information systems to do so. Our current business units – which include IoT, big data and video – have their roots in projects that were developed years ago by the core innovation teams.

Some of the projects that were developed as part of core innovation projects in previous years and began to be marketed in 2023 are:

- **Web3,** which provides a financial layer on top of the traditional web and facilitates frictionless economic transactions online, creating opportunities for innovative business models.

- **NFT marketplace**, a platform for the creation and sale of digital art on which we collaborated with Fundación Telefónica and other social organisations.

- **Digital identity**, a project aligned with the proposed European digital wallet, which seeks to introduce a single Digital Identity system in the EU. With this project, we are creating the necessary capacity to facilitate management of the future digital identity scheme.

- **New Living Apps**, apps available through our television platform that enable innovative marketing schemes such as live shopping, which offers the possibility of incorporating commercial streaming content and providing incentives for shopping as part of the consumer experience. We also moved ahead with including payment capabilities in the Living Apps environment.

- **Cognitive digital marketing**, applying AI algorithms to data. The aim is to achieve better marketing results while ensuring consumer privacy, complying with our ethical commitments in the development of algorithms and AI, and covering our customers' needs. This initiative has led to the creation of UTIQ, a joint venture involving a number of telcos, through which we are fostering an advertising ID solution that enables customers to retain control over when, how and with whom they share their data.

Lastly, in addition to our role as pioneers in the technological world, we devote a certain amount of our innovation efforts to improving existing technologies. We also work with private and public organisations and with the world of academia on projects that we develop in conjunction with universities at a national and international level.

Open Gateway

The new technologies incorporated into networks in recent years have opened the door to innovative services being developed and new business models being built around them.

Combining cloud computing with the softwarisation of network elements and functions allows for the development of new business models based on Network as a Service (NaaS). At the same time, telecommunications companies have been upgrading the information systems and software platforms that operate the networks.

All this allows us to make certain functions securely available through standardised interfaces (Application Programmable Interfaces, or APIs) so that other companies can develop end services that are far more optimised and better adapted to the demands of the current market.

The driving force behind this strategic project is the GSMA. By November 2023, 39 mobile operator groups had signed up to the project, representing more than 200 mobile networks and over 60% of global mobile connections.

GSMA Open Gateway was introduced at the Mobile World Congress in Barcelona in 2023. In November, in cooperation with two other leading operators in Brazil, we launched the first three APIs: Number Verify, SIM Swap and Device Location.

Open Innovation

For the past 15 years, Telefónica Open Innovation has been supporting the Group as it searches for and invests in innovative startup solutions that will enable us to meet our challenges as a company, as a sector and as a key player in social progress.

Our open innovation strategy pursues three objectives:

- To internally transform Telefónica by incorporating startup-developed technology and products (digitalisation, automation and cultural change).

- To identify disruptive trends and opportunities for growth (game changers).

- To generate new revenue streams and financial returns from investments.

Today, of the more than 1,100 enterprises we have invested in, over 370 startups have ended up working with Telefónica, generating an approximate value of over €800 million for the Company. Most importantly, we have taken their innovative solutions to our customers as well, to help them with their digital transformations and to enable them to generate efficiencies internally.

We firmly believe in the transformative potential of innovation and technology to forge a sustainable future. We are signatories to the United Nations Principles for Responsible Investment (UN PRI), which entails integrating ESG targets and factors into all our

investment decisions. Our vision is to lead the way to responsible, inclusive and sustainable digitalisation, while also boosting responsible investment in the venture capital community.

Environment

Vision

Companies play a key role in protecting the environment. By integrating sustainability strategically throughout their operations, they not only contribute to reducing their impacts, but also mitigate risks and increase their value as a company.

Customers, investors and employees are significantly more environmentally conscious, which is reflected in their need to carry out their activities in a more sustainable way and to seek partnerships with companies that have incorporated these values into their strategy.

At Telefónica, we strive at all levels of the organisation to minimise our impact and decouple the growth of our business from our environmental footprint.

Furthermore, we believe it is vital to enhance the synergies between the digital, green and energy transition in order to achieve a competitive, resilient and sustainable economy. This is why digitalisation becomes a crucial tool in facing environmental challenges: climate change, circular economy, water management and biodiversity.

This commitment forms part of the Company's general strategy for which the Board of Directors is ultimately responsible.

The corresponding performance levels are regularly monitored by the Board's Sustainability and Regulation Committee, as well as by the Responsible Business Office, which is also responsible for coordinating it.

We see the environment as a cross-cutting issue that involves operational and management areas as well as business and innovation areas. The Climate Action Plan is a good example of this. Not only does this Plan define actions for the operational model, but it also defines actions for the business and financial strategy, the commitment to customers, the supply chain and society as a whole.

In this regard, it is worth highlighting that carbon emissions reduction targets are part of the variable remuneration of all the Company's employees, including the Executive Committee.

Impacts, risks and opportunities

The Company's environmental and climate change risks are managed under the Telefónica Group's global risk management framework.

The major risk focus regarding these issues lies in the wide geographical spread of our infrastructure. As a result, we carry out supervision and monitoring based on standardised procedures, under the scope of ISO 14001-certified EMSs.

We take the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) as a starting point for the analysis of climate change risks.

In 2023 the Telefónica Group contracted, locally and globally, several insurance policies to mitigate the possible occurrence of any incident arising from the risks of environmental liability and/or natural disasters, so as to guarantee business continuity.

We have fully comprehensive monetary loss and lost profits cover in place to protect against material losses, damage to assets and loss of income and/or customers, among other things, due to acts of nature. We also have coverage for environmental liabilities as required by applicable laws and regulations. This coverage consists of limits, sublimits and hedges appropriate to the risks and exposures of Telefónica and its group of companies.

By being proactive, establishing preventive measures and including environmental criteria in our decision making, we have been able to:

- Increase the Company's sustainable financing.

- Reduce our dependence on fossil fuels.

- Reduce our CO_2 emissions, in absolute terms, despite the increase in network traffic.

- Seize the opportunities offered by the circular economy.

- Help minimise our customers' environmental footprint thanks to our Eco Smart products and services.

Action plans

Our environmental strategy seeks to minimise our impact on the planet and maximise the environmental benefits generated by our digital products and services. It is built around three levels, which will be discussed throughout this report:

- The first level is related to the responsibility we assume as a company that is committed to our environment, by ensuring compliance with environmental legislation, managing our risks and opportunities, implementing management systems, establishing strict environmental targets, and engaging in proactive advocacy for the environment.

- The second level concerns the Company's decarbonisation and circularity, the protection of biodiversity and integral management of water. This is done through the use of renewable energy, energy efficiency projects, circular economy practices and biodiversity management.

- Lastly, the third level is linked to our *raison d'être*, the digitalisation of our customers, through services that have a positive impact on the environment thanks to connectivity technologies such as the Internet of Things (IoT), the cloud and big data.

In addition, as part of the integration of the environment into our strategy, we continue to increase the day-to-day sustainable financing of the Company.

Targets

The Telefónica Group's main environmental targets are to:

- Achieve net zero emissions by 2040, including our value chain. To do this, we will reduce all our emissions by at least 90% and neutralise the remaining emissions through nature-based solutions.

- Consume 100% renewable electricity in all our markets by 2030.

- Be a Zero-waste company in 2030, through the design of equipment, reuse and recycling.

- Reduce emissions in our value chain (scope 3) 39% by 2025 and 56% by 2030 compared to 2016 levels.

- Continue to use 100% renewable electricity in Europe, Brazil, Chile and Peru, and throughout our operations by 2030.

- Neutralise 100% of our operational emissions (scopes 1+2) in our main markets from 2025.

- Improve energy consumption per unit of traffic (MWh/PB) by 90% in 2025 compared to 2015.

- Accelerate our customers' decarbonisation processes by fostering development of new digital solutions.

Management policies and systems

We have several policies to bring the organisation into line with our environmental targets:

- Environmental Policy.

- Energy Management Policy.

- Supply Chain Sustainability Policy.

As well as our policies, we have internal standards that serve as a common reference framework for all Group

companies. These global standards guide the Company in improving its environmental performance and incorporate a life-cycle perspective.

To control the impact of our activities on the environment, we have chosen to implement an Environmental Management System (EMS) in accordance with the ISO 14001 standard. All our operators have an externally certified EMS. Operating under a certified EMS ensures adequate control and compliance with the applicable environmental legislation in each of our markets. It is therefore directly linked to the preventive environmental compliance model, which forms part of the Company's comprehensive compliance process.

Our EMS(s) enable(s) us to manage our most critical environmental aspects, such as energy and waste, as well as others that are less important due to the nature of our operations (biodiversity, water, noise). It is worth mentioning that we were not subject to any significant environmental penalties in 2023.

Responsible network and biodiversity

We have an environmental risk and impact monitoring system in place to manage the network throughout its life cycle. Monitoring allows us to offer a top quality service and to promote care for the environment. Therefore, in 2023, we invested around 17 million euros towards this goal (similar to the investment in 2022).

We foster the circular economy across all our assets to make our network as eco-efficient and environmentally responsible as possible. Thanks to our energy efficiency and renewable energy plans, we have managed to stabilise our electricity consumption, despite the rise in digitalisation. In addition, our circular economy strategy enabled us to reuse 313,805 pieces of network equipment and recycle 97% of our waste in 2023.

In order to both optimise land use and reduce visual impact, energy consumption and waste generation, we apply the best practices available. Among many other actions, we introduce soundproofing measures when necessary and prioritise locating our facilities in co-located sites with other operators, which allows us to reduce the impact caused by network deployment.

The trend of our environmental performance is displayed in the following summary of indicators:

Responsible network life cycle

Planning and construction	
Environmental licences and permits	1,492
Visual impact reduction measures	64
Base stations with renewable energy	484
Operation and maintenance	
Energy efficiency and managements projects	170
Renewable electricity in own facilities (%)	84
GHG emissions (Scopes 1+2) (tCO$_2$eq)	337,119
Energy consumption per traffic (MWh/PB)	41
Dismantling	
Network equipment reused (pieces)	313,805
Hazardous waste (t)	3,576
Total waste recycled (%)	97

At Telefónica we understand the importance of biodiversity protection and efficient water management. Although these environmental aspects are not relevant to our operations, it is important for us to manage them responsibly and to continue working to minimise their impacts.

We seek to take a holistic approach that promotes a sustainable digitalisation. This being a process which is compatible with biodiversity preservation, water efficiency and protection of the environment as a whole.

The relationship between climate and biodiversity is key for maintaining climate stability and for protecting soil, air and water. In addition to achieving net zero emissions, we must also protect the health of the ecosystems.

At Telefónica we have externally certified Environmental Management Systems (ISO 14001), which allow us to monitor all the environmental aspects associated with our activities, such as energy and waste, and others, such as biodiversity, water, paper consumption and noise.

Our fundamental aim is to manage all natural resources efficiently, thereby contributing to the protection and conservation of biodiversity. This means optimising the consumption of energy, water and other resources used in our daily operations.

We set ourselves the following targets:

- Identify and assess nature-related impacts, dependencies, risks and opportunities, both in our direct operations and in our value chain.

- Apply the **mitigation hierarchy** (avoid, minimise, restore and offset) for limiting the potential adverse impacts on biodiversity from network deployment projects and the operation of our infrastructure.

- Establish partnerships and share best practices with other companies in the telecommunications sector to

maximise the positive impact on biodiversity conservation.

- Improve employee awareness to encourage responsible and efficient use of resources.

Human Capital

Vision

Our employees are crucial in bringing to fruition our new strategic plan: Growth, Profitability and Sustainability (GPS).This program raises our level of ambition and calls for a shift in culture at all levels.

The need for renewal is heightened by the fact that we are on the verge of celebrating our centenary, with our sights set on building the Telefónica of the next 100 years. Furthermore, from the talent perspective, we are experiencing disruptions that require the development of new capabilities and ways of working.

We have redesigned our culture around four aspects which are going to be our GPS, our navigation system:

- Impact: execution continues to be essential for the sustainability of our business.

- Collaboration: working together as a team – employees, customers and partners – maximises our impact.

- Transformation: in a digital and dynamic world, we must ensure that our processes and the way we work evolve constantly to become more agile.

- Growth: the new context requires us to update our skills in a very dynamic way through lifelong learning.

In order to implant this updated culture model, we are going to boost our talent management model, designed around managing skills. We empower our people to take the reins in defining their own learning roadmap by using the training and development tools available to them. We are enhancing this talent model with a new performance appraisal method to be implemented from 2024 with the goal of helping each of our employees maximise their potential and create the best version of themselves. It is based on ongoing, honest conversations, geared towards supporting development and maximising the impact of each of our employees. It will measure all aspects of our culture: impact, collaboration, transformation and growth.

Another element we have incorporated is our strong commitment to internal mobility, in order to accelerate professional growth and the acquisition of new skills. We are keen for mobility to be something that occurs at all levels of the organisation, starting at the executive level, encouraging changes in roles on at least a five-yearly basis (although this period may be shorter in the early

stages of an employee's career and longer in the latter stages). We understand internal mobility to mean a switch from one business area to another, a different country (while performing the same role), or a significant change of role. There will be initiatives to recognise mobility and it will be taken into account regarding promotions to executive positions.

We are committed to diversity as a source of talent and to the creation of inclusive and accessible environments to ensure all our professionals can give their best.

Lastly, in order to sustain our corporate plan, we must become more dynamic by reducing the complexity of the organisation. This involves adapting the skills of our workforce to the Company's needs and having a simpler operating model. Digitalisation helps us to improve both our network operation processes and those of our customers and internal processes.

Targets

- Achieve 37% of our executive positions filled by women by 2027. Reaching this target is linked to the variable remuneration of our employees and is one of our sustainable financing indicators.

- Achieve an adjusted gender pay gap of +/-1% by 2024. This was achieved in 2022. This is the basis for progression towards a zero gross pay gap.

- Achieve gender parity in the Company's highest governance bodies by 2030 (parity is defined as no more than 60% and no less than 40% representation of each gender).

- Continue to be included in the Bloomberg Gender-Equality Index.

- Maintain a score of at least 70% in the employee motivation survey with regard to work-life balance.

- Double the number of employees with disabilities within the workforce by 2024, in line with the commitments made to The Valuable 500.

- Attain an Employee Net Promoter Score (eNPS) of at least 70.

- Obtain an internal mobility rate among our executives of 15% per year by 2026 (10% in 2024).

Management

The strategic lines of action for global talent management and the applicable targets are defined by the Global Human Resources Committee. Meeting on a monthly basis, this committee is made up of the heads of the People department at Telefónica's main businesses and operations.

In addition, the Global Executive Committee analyses and monitors key aspects of global employee management, from skills and critical talent for the future to Telefónica's remuneration and organisational strategy.

People-related issues are also regularly reported to three Board committees:

- Sustainability and Regulation Committee: key performance indicators linked to company targets, as well as global and local progress on talent management and diversity, in line with the Group's ESG strategy, are presented to the committee once a year.

- Nominating, Compensation and Corporate Governance Committee: among other roles, this committee provides reports on appointment proposals for the role of Chairman of the Board, the executive directors and senior executives of the Company. This committee also reviews and supervises the remuneration for these positions.

- Audit and Control Committee: among other responsibilities, this committee supervises the financial and non-financial risk management and control systems at the Company (including operational, technological, legal, social, environmental, political and reputational risks, as well as corruption-related risks).

We also have specific bodies and roles for managing our diversity strategy. We have set ourselves an annual target of 10% for internal mobility among our executives in 2024, which will increase to 15% by 2026.

Policies and principles

Many of our internal rules and policies are related to the human capital. The following are the most important:

- Regulation of the Nominating, Compensation and Corporate Governance Committee.

- Regulation covering the Hiring of Former Executives and Former Employees of the Telefónica Group.

- Remuneration Policy of the Directors of Telefónica S.A.: in line with the Company's long-term strategy and the interests of its stakeholders, and complying with best practices in good governance.

- Agreement on the right to digitally disconnect: signed in 2019 with the most representative trade unions in the various countries where we operate.

- Supply Chain Sustainability Policy: establishing the supplier's obligation not to discriminate against any group in its hiring, training and promotion policies.

- Global Occupational Health, Safety and Well-being Regulation.

- Global Human Rights Policy: this sets out the Company's commitment against forced labour, slavery and child labour.

Our Company also has specific policies and protocols on issues related to diversity, inclusion and gender equality.

Impacts, risks and opportunities

The impact of managing human capital cuts across all areas of the Company and is essential to our business, affecting productivity, employee satisfaction, performance and Telefónica's reputation.

The main risks are related to the constantly evolving needs for new skills within the workforce, which stem from continual technical innovation and the shortage of technological talent in the market.

In order to ensure that we have the capabilities necessary to execute our strategy, we regularly conduct a strategic skill-related planning process (Skills Workforce Planning). We also work to ensure a diverse, inclusive and accessible work environment, which allows us to empathise better with our customers, innovate and reflect their diversity in our commercial value proposition. Our hybrid and agile working models represent an opportunity for professional development and for attracting digital talent. Our commitment to health, well-being and work-life balance helps to increase the motivation of our employees and thereby improve our business results.

Telefónica's people strategy aims to transform and adapt our teams to the context of permanent change in which we operate.

In this regard, our main lines of action (further explained in the following chapters) are focused on:

- Attraction, retention and skill development: we are shifting towards a model that can guarantee business sustainability and allow our people to thrive and grow. To that end, we foster lifelong learning with large-scale reskilling and upskilling programs, and talent management that is based on skills, including leadership skills.

- Diversity, equality and inclusion by fostering an inclusive work culture and leadership style, including accessible workplaces, to ensure a working environment in which all our people can give their best and develop on an equal footing.

- Flexible ways of working and agile high-performance ecosystems capable of improving team effectiveness; boosting motivation, talent attraction and a sense of belonging; and fostering innovation and corporate transformation.

- Occupational health, safety and well-being from a comprehensive vision of the individual that considers

mental, emotional and physical factors as the pillars of well-being while encouraging autonomy and responsibility.

Atraction, retention and capacities' development

Attracting, developing and retaining talent is key for the success of our Company. To achieve this, we foster dynamic, inclusive and innovative workplaces in which people feel valued, well-prepared and supported in their professional growth and personal well-being. We aim to be a catalyst in developing talent, by providing opportunities for lifelong learning, upskilling and through the creation and promotion of a community of motivated and high-performance individuals to drive the future of our Company.

The starting point to organise our talent management strategies is our Skills Workforce Planning. This plan seeks to ensure alignment between the skills we have within the organisation and those we need in order to allow for the growth of our businesses. The process enables us to make the right decisions to close the skills gap, by combining internal skill development with the incorporation of external talent.

- For internal skill development, we promote large-scale reskilling and upskilling programs that can develop critical skills for our business while improving the employability of our professionals. We have updated the learning model to personalise and adapt the range of training we offer to the preferences and skills pool of each professional through the SkillsBank platform and artificial intelligence (AI) engines (learning on demand).

- Attracting the best talent begins by developing an employer brand, communicating our values, vision and commitment, and looking for alignment with these values and our corporate culture in potential candidates. We use digital platforms, social media and networking events, including trade fairs and events at universities specialising in technology, to boost our visibility. The competitive remuneration packages offered, flexible working and an inclusive and diverse corporate culture contribute to creating an attractive and appealing environment for potential new talents.

We also strengthen our pool of young talent through various programs such as Talentum.

Main initiatives for talent retention

→ A purpose-driven company (for example, we connect people; remuneration tied to ESG).
→ A complete remuneration package (for example, a salary well above the minimum, with benefits in every country).
→ Flexible working hours (for example, a hybrid work model for all eligible employees).
→ Work-life balance (for example, agreement on the right to disconnect).

→ Lifelong training program, under which 70% of employees are on skill development programs (for example, Universitas, free programming courses at Campus 42).
→ Involvement in innovative and transformative programs tied to new technologies (for example, metaverse, Web 3.0, NaaS).
→ Well-being (for example, 81% of employees believe that Telefónica promotes well-being, according to our motivation survey).
→ Social implication (for example, the largest corporate volunteering program of any company worldwide).
→ Diverse and inclusive environment where difference is valued and empowered (for example, a commitment to double the number of employees with disabilities).
→ Team building with international festivals, activities and events (for example, Sondersland).

a) Development of capacities:

We have moved on from a traditional learning model to one focusing on developing skills and abilities through our SkillsBank tool.

On one hand, we are evolving the profiles and skills of our professionals to meet specific business-related challenges. We offer profile specialisation so our people can remain at the cutting edge (robotisation, cloud, IT sales, data, web developer, 5G, etc.).

On the other hand, we provide an open choice of training options so that each employee can play a leading role in their own development. The formats (videos, podcasts, video games, interviews, role play sessions, articles, etc.) are tailored to the needs of each person in hybrid and collaborative environments.

This approach also helps us to improve the career prospects of our employees in an environment of transitioning towards a climate-neutral economy. We are working to achieve net zero emissions by 2040 and, as part of this ambition, we are replacing our networks with more efficient ones. This may mean that some jobs are affected. However, our reskilling programs help by retraining and preparing our workforce in line with how our business is evolving.

In line with the commitment of the company, in 2022, the Chairman of Telefónica was elected as Chair of the Jobs, Skills and Impact Working Group of the European Business Round Table (ERT), an organisation made up by 60 of the largest companies in Europe.Reskilling for Employment (R4E) is one of the most important projects being undertaken by this committee. It is aimed at helping to professionally reskill one million Europeans by 2025.

b) Internal mobility

In our new corporate strategic plan GPS, internal mobility has become one of the most important tools to accelerate professional growth, capture new skills and retain talent. Internal mobility can be understood as a

switch from one business area to another, a different country (while performing the same role) or a significant change of role.

All these initiatives are aimed at fostering the development and promotion of our employees within the Company.

c) Universitas Telefónica

This is the exclusive platform on which all our professionals can find a carefully curated range of training experience options designed to accelerate the transformation and achievement of strategic targets for the Company. It is aimed at encouraging uptake of the new working and leadership methods, and at fostering a unique culture that defines us and makes us stronger by aligning priorities and empowering employees.

One year after the inauguration of our Universitas campus based at the Company's headquarters in Madrid (Distrito Telefónica), Universitas has become a place where leadership, growth and connection merge, through intensive and interactive residential programs.

We have the right environment to enable at least two out of every three employees to regularly take part in training and skill development activities.

d) Labour force satisfaction

The commitment of our professionals has always been high on Telefónica's agenda and it forms part of our active listening strategy. For several years now, we have been measuring this through the Employee Net Promoter Score (eNPS), which indicates the degree to which the Company's employees recommend the organisation by answering the question:

How likely would you be to recommend your company to people close to you as a good place to work? (1=Definitely would not recommend, 10=Definitely would recommend).

This procedure is aligned with the customer satisfaction measurement by using the same logic as the Net Promoter Score, which measures the percentage of promoters (those who give scores of between 9 and 10) against the percentage of detractors (those who give scores from 1 to 6).

As part of GPS (our new strategic plan for 2024-2026), we have increased our ambition. We now aspire to ensure an eNPS score of at least 70 each year.

To enable qualitative responses, the survey includes open text fields for comments. These are analysed using natural language processing (NLP) techniques and generative AI, while maintaining the anonymous and confidential nature of the data.

The survey includes questions about workplace environment, leadership, work-life balance, diversity and inclusion, non-discrimination, and environmental and social commitment.

In addition to the annual measurement, we conduct various internal listening exercises in each of our operations (such as opinion surveys) and regular engagement pulse surveys to gauge the engagement and satisfaction levels of our employees. Our assessment of these exercises takes into account socio-demographic factors such as gender, age, years of service at the Company, professional category and business unit, transforming them into important sources of knowledge in fostering equality and diversity.

This is all complemented by professional performance appraisals, exit interviews, incident tracking and the availability of a Responsible Business Channel that employees can always use to report conflict situations.

e) Recognition Culture: Valuable People:

This program aims to promote a culture of meritocracy through personal recognition by leaders towards employees and among employees themselves, giving visibility to those individuals and teams that excel through both their outstanding contribution and their day-to-day behaviour. It also recognises "social volunteers or volunteer teams" for their extraordinary contribution to a social cause or in an emergency or humanitarian crisis.

f) Effort valuation:

Telefónica's remuneration strategy is characterised by its competitiveness. Our main focus is to attract, retain and motivate the Company's professionals so that we can meet our strategic objectives within the globalised framework in which we operate and foster the generation of long-term value in a sustainable manner for our shareholders.

In this regard, the variable remuneration of our employees encourages growth by increasing operating income and return on investment for shareholders, as well as efficiency through improving our OIBDA margin and generating free cash flow. Similarly, Telefónica is a company that is fully committed to sustainability. Factors such as customer trust, the trust of society at large, diversity or the contribution of our company to the fight against climate change have therefore influenced the calculation of the variable remuneration of our workforce since 2019.

Telefónica's professionals are consistently remunerated according to their level of responsibility, leadership and performance within the organisation. To maintain this premise, we ensure that we do not discriminate based on gender, age, origin, sexual orientation and identity, religion, disability or race when applying remuneration practices and policies.

Similarly, Telefónica is committed to ensuring that the salaries paid to all its employees are decent and always

exceed what is considered to be the "living wage". This not only allows basic needs to be met but also guarantees good quality of life in each of the countries where the Group operates.

By way of example, the social benefits offered by the Company include universal health insurance for employees at every operation, which covers the needs of people with disabilities and the costs associated with issues relating to mental and reproductive health, among others. We also offer life insurance, a pension fund, share purchase program, discount programs, childcare assistance (including assistance at infant and school level and encompassing the period from birth to 24 years old, depending on the Group company), nursery services and food assistance, among other things. All these benefits increase job quality.

The Company offers leave options that are in compliance with the minimum levels established by law, and in many cases exceed them. For example, Telefónica provides a number of personal days which, depending on the Group company, ranges between two and four days, as well as alternatives for adapting our employees' working days to achieve work-life balance in situations that require family care services. These take into account blood relatives of the employee up to the second degree of kinship. Also, the Company offers maternity and paternity leave that exceeds the minimal legal requirements.

Our social benefits are especially focused on improving well-being for our employees. They help to maintain physical and mental health while supporting families and adapting healthcare coverage to new circumstances and needs.

Furthermore, in 2022 Telefónica launched an incentivised global share purchase plan – "Plan 100" – aimed at all employees of the Group, without exception. For every share bought under this plan, until it ends in 2024, Telefónica rewards the buyer with another share. In addition, as part of our Company's centenary celebrations, each employee who takes part in the plan will receive 100 additional shares for free.

With regard to our Board of Directors, we have a Remuneration Policy of the Directors of Telefónica, S.A., which ensures compliance with best practices in the area of good governance.

g) Performance evaluation

Telefónica has a worldwide performance review process for all employees of the Group. The same timetable, guidelines and tools are shared everywhere. The review model measures different factors, ranging from achieving pre-set targets to developing new skills and teamwork. The appraisal process is based around agile conversations involving feedback, which take place at least twice a year. Although the process is coordinated globally, it is managed locally so as to better adapt to the needs of our business. The outcome of the reviews

affects our employees' compensation and their opportunities for development and promotion.

In 2023, our score rose by 7 to reach 76, compared to 2022.

There are many reasons that explain the overall improvement in eNPS at the Company. These include our focus on measures that foster work-life balance and well-being, updating our employees' salaries against a backdrop of inflation, the working environment and team, and the growing range of training available for all our employees.

Thanks to the use of generative AI, we were able to analyse the responses to free-text questions and the comments made by our employees. This allowed us to ascertain that well-being and achieving a good balance between their working and personal lives continue to be crucial factors for their commitment to the Company.

In 2023, we achieved an eNPS of 78 points among responders aged under 35, which represents an increase of six points compared to 2022. In addition, new employees (those with less than two years in the Company) rated us with an eNPS of over 80 points, more than four points higher than the previous year.According to the annual motivation survey, 81% of our employees feel that learning has been incorporated into their day-to-day work.

In 2023, we performed a proof of concept (PoC) and analysed additional AI tools to spur us towards our goal of being a skill-based organisation.

Now that the health emergency situation is over, we have restarted our residential programmes (which are longer and go into greater depth) for our leadership teams, with an Advanced Leadership Programme that covers not only skills-related aspects but also strategic vision and networking.

h) Training

In 2023, 70% of our employees invested in learning and developing new skills needed for the future through various skill acquisition (reskilling/upskilling) programmes. The percentage dropped by eight points compared to the previous year, due to the large-scale implementation in 2022 of the Power of Connections programme for all the Company's employees.

In 2023, 63% of our new hires were aged under 35, up 3% compared to 2022.
The results of our motivation survey are positive and serve as an indicator to confirm that the Company is ready to take one step further in its performance review model:

- Of our employees, 84% stated they feel comfortable giving feedback to their manager.

- Of our employees,78% stated that their manager frequently talks about their contribution level and skill development.

Diversity and Inclusion

For Telefónica, diversity and inclusion (in addition to being consistent with principles of social justice) represent an invaluable opportunity to attract the best talent, empathise with our customers, grow as a company and, ultimately, have a positive impact on our environment. We therefore design initiatives aimed at promoting diversity in our teams. However, diversity only delivers positive outcomes if it is accompanied by a leadership style and organisational culture of equity, plurality and inclusion.

We have internal bodies and roles in place that track our progress in these areas. They also monitor compliance with performance indicators and alignment with strategic targets and ensure the involvement of senior management.

- Global Diversity Council: made up of top-level executives, its purpose is to promote the Company's diversity strategy. This body also monitors and keeps track of the Company's main indicators and targets in this regard.

- Transparency Committee: made up of the Chairman and four executives, it ensures the presence of both genders in the shortlists for internal and external selection processes for management positions.

- Chief Diversity Officer: this role supports the Diversity Council and the People department. Since 2017, the position has been filled by Laura Abasolo, the current Chief Financial and Control Officer, Head of Telefónica Hispam and member of the Executive Committee.

- Diversity Champions: team leaders who act as internal agents of change in all areas of the Company.

- Monitoring Committees for local Equality Plans.

They govern the Company's commitment to diversity and inclusion:

1. The Global Diversity and Inclusion Policy: guarantees equal opportunities and non-discriminatory, fair and impartial treatment of people in all areas of our Company, without prejudice related to nationality, ethnic origin, skin colour, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV or health status, gender, sex, sexual orientation, or gender identity or expression

2. The Diversity Policy in relation to the Board of Directors and the Selection of Directors: ensures that proposals to appoint or re-elect Directors are based on a prior analysis of the competencies required by the Board of Directors, favouring diversity in terms of knowledge, experience, age and gender.

3. Global Equality Policy: establishes the Company's commitment to the implementation and dissemination of a set of basic measures in the area of gender equality in all countries where the Group operates.

In order to move forward, the Company has marked out plans of action with specific deadlines linked to public and quantitative targets in the short, medium and long term.

- In the short term, in addition to working to increase the proportion of women in our workforce, we set a target of achieving a situation in which 37% of our executive positions are filled by women by 2027 and of an adjusted gender pay gap of +/-1% by 2024 (we achieved the latter target in2022). In addition, we want to double the number of employees with disabilities by 2024.

- In the medium term, we aim to achieve gender parity in the Company's highest governing bodies by 2030 . With regard to the Board of Directors, this target was accomplished in 2023, when women made up 40.0% of the Board's members. Meanwhile, in the long term we aspire to close the gross gender pay gap (which according to international estimates will not be achieved globally until 2154).

Compliance with the target for women in executive positions (37% by 2027) tripled its weight in the calculation of our employees' variable compensation, from 1% in 2021 to 3% in 2022.

Our Responsible Business Principles course, which is mandatory for all employees, includes a training module on workplace and sexual harassment. At a local level, protocols for action in cases of workplace harassment or bullying, sexual harassment and discrimination are put in place in accordance with applicable legislation and, where appropriate, with worker representatives. In addition, in Telefónica Hispam, we use a tool leveraging artificial intelligence that allows us to easily recognize possible cases of harassment.

Furthermore, the whistleblowing channel allows all employees and stakeholders to report, anonymously or personally, any form of harassment or discrimination they have experienced.

a) Equility of remuneration:

At Telefónica, we apply the principle of equal pay for the same work or for work of equal value. That means equal pay for equal work regardless of the employee's gender.

We conduct detailed analyses of gender pay data within the Group in order to identify possible inequalities and

establish measures to rectify them. We do this by taking into consideration all items related to salary, benefits and other short- and long-term incentives.

Closing the gross pay gap involves structural, social and cultural changes that require a long-term commitment, which is why we aspire to do so by 2050.

Telefónica is working on five lines of action to close the gross gender pay gap:

- Ensuring equal pay. As a starting point, we must ensure that men and women earn the same pay for the same job.

- Increasing the proportion of women in the Company and focusing particularly on executive positions (32.8% in 2023) and income generation positions (49.4% in 2023, 40% in 2022).

- Promoting gender parity in the Company's highest governing bodies. In 2023, women made up 40% of the members of the Board of Directors.

- Strengthening our commitment to work-life balance and co-responsibility. Raising awareness and new flexible working models are key elements in achieving this.

- Increasing the weight and prominence of women in digital and STEM environments. At present, 22.63% of the Company's STEM positions are held by women.

b) Diversity and inclusion

At Telefónica, we encourage the recruitment of female talent, young talent and/or talented people with disabilities through "Talentum" scholarships and other initiatives.

In view of the limited participation of women in digital professions, we promote initiatives to attract and increase the visibility of women in digital and STEM careers through a number of initiatives, including our internship programs. In addition, we develop career acceleration and visibility enhancement programs for female employees, which aim to train them in leadership skills and enrich their network of contacts.

Furthermore, we implement measures to facilitate work-life balance and promote a cultural change with the aim of encouraging co-responsibility for care among our male and female employees, after identifying that a lack of co-responsibility hinders women's professional development.

With respect to people with disabilities, in line with our target of doubling the number of employees with disabilities by 2024, we promote their integration through agreements with external entities, prioritising the search for professional profiles that meet the Company's technological and digital needs. We also provide the tools and assistance necessary throughout their employee journey to enable successful integration and

performance of their duties. In addition, we offer courses and guides to ensure "attitudinal accessibility" on our teams.

At the same time, we are committed to the accessibility of our workplace facilities and services for employees, as well as that of our digital resources by adapting computer systems, channels and equipment.
In terms of generational diversity, we have programs for talent development and empowerment of young professionals. We are positive that attracting the best young talent is key to driving digital transformation. In addition, we promote internal mobility and the inclusion of all age groups in our development programs. Also, we have initiatives to promote the employability of those aged over 50 and to promote intergenerational diversity.

Regarding racial diversity, in those locations where legislation allows for it, we monitor the number of employees by ethnicity and have initiatives to attract and promote leadership among professionals from the "global majority". Ultimately, we are working to close the ethnicity pay gap and we foster the careers of people with a migrant background in the technology sector.

We are also committed to ensuring that our LGBT+ employees work in environments where they can give their best. In this regard, in addition to raising awareness and visibility and to supporting employee resource groups, we have specific initiatives to attract and promote the development and well-being of transgender people. Besides, through the guide to the gender transitioning process at work, we aim to guide both the transitioning employee and their manager through the whole process.

We have also implemented measures that have an impact on our employees' families:

We offer specific benefits for LGBT+ couples and parents that go beyond the legal requirements.

Furthermore, in relation to our supply chain, we include diversity criteria in the assessment of our high-risk suppliers through an external tool. In addition, we make an effort to foster the procurement of services from socially-oriented suppliers, particularly Special Employment Centres.

The percentage of Telefónica employees who stated they work in a company where they felt included, and where equal opportunities were promoted, held at 91% in 2023, according to the annual climate survey.

In addition, 84% (two p.p. above the 2022 results) responded they believed that everyone's ideas are listened to and properly taken into consideration, regardless of who expresses them, their position, gender, age, religion, sexual orientation and identity, ethnicity, origin, disability or personal background.

The Company is fully committed to inclusion and requires both Management and the Board of Directors to share this commitment. Prompted by this, in 2023 we organised training sessions for the directors in which we addressed all the pertinent strategic issues for the Company.

In 2023 we achieved gender parity on our Board of Directors (understood as when each gender makes up between 40% and 60% of its members), upon increasing the percentage of women on the Board to 40%. In addition, the percentage of women executives increased by 1.8 p.p., reaching 32.8% in 2023. This brings us closer to meeting our target of 37% by 2027. In relation to the pay gap, we reduced the adjusted pay gap to 0.7%, remaining in line with the Group-wide target of 1% by 2024.

New ways to work of working

Technology is the essential enabler to drive the culture of working from anywhere. It also promotes a shift in the approach to searching for and retaining human talent. This is why, at Telefónica, we remain committed to a hybrid working model (on-site and remote) across the Group, which combines the best of both worlds. In general, we set a minimum percentage for on-site working and a maximum percentage for remote working, adjusted to the different labour laws in the countries in which we operate and, whenever possible, depending on the nature of the position.

Our model is based on universality (it applies to all employees unless their role cannot be performed while working from home) and safeguards the health and safety of our workforce. It fully complies with local legislation and has been agreed with the main trade union organisations in the countries where we operate.

There is a growing social demand for work-life balance. At Telefónica, we strive to make it a reality. These efforts are clearly reflected in the results from our annual motivation survey, according to which 81% of our employees feel they have a good work-life balance. Thanks to our digital disconnection awareness initiatives, plus the new ways of working we had put in place prior to the pandemic, this percentage has risen by 13 points since 2019.

Telefónica is improving the compatibility of different lifestyles with professional demands, thereby fostering inclusion. We harness the potential of all employees in this way, regardless of their personal characteristics or circumstances.

The redefinition of our workspaces to make them more digital, flexible and collaborative, in addition to a commitment to digital disconnection (Telefónica was a pioneer in this regard following an agreement signed in 2019 with trade union organisations) and the physical and emotional well-being of our people, a part of this new work model.

The leadership style and our culture also play a key role in this transformation.

The key target for this new way of working is to boost employee commitment and loyalty while evolving towards a simpler and more flexible organisation. We therefore promote skills based on a culture of flexibility, trust and commitment, as well as the necessary skills required for a collaborative and dynamic work environment based on project management, autonomy and teamwork.

We want to continue to be a driving force behind working models in which values such as well-being, flexibility, work-life balance, co-responsibility and equal opportunities are paramount. Our flexible working models are a valuable tool for attracting and retaining talent as well as providing access to new professionals located all over the world.

Furthermore, through our commitment to flexibility, we reduce commuting and, consequently, its environmental impact. The move to adopt this hybrid working model was also prompted by our goal of reducing our environmental footprint (in line with the target of achieving net zero emissions by 2040).

Technological development and globalisation are redefining the way people work and creating a rapidly changing environment in which swift responses are necessary.

At Telefónica we are aware of the negative impact that these new ways of working can have on the health and safety of our employees, due to difficulties achieving digital disconnection or because of a potential lack of equipment or training. However, we believe that the tools used to deliver these new ways of working also provide an opportunity to develop hybrid, flexible and collaborative working models that promote a healthy work-life balance through measures that encourage learning, disconnection and productivity.

- Some 94% of our employees consider that this hybrid-flexible working system enables them to be more productive.

- Among our employees, 81% (up seven percentage points compared to 2021) believe that our Company promotes a good work-life balance.

- In 2023, agile work methods were used in all Group units: 52% of employees claim that they use some kind of agile framework (scrum, kanban, design thinking, lean thinking, etc.).This is an increase of eight percentage points since 2022.

We developed the hybrid model by focusing on the employee and his or her family and by looking out for their digital health.

In order to reinforce the digital disconnection agreement that the Company signed in 2019, we deliver courses including new routines and tips on how to maintain a healthy balance between work and free time, and organise teamwork in the best possible way.

We encourage co-responsibility for care among our male and female employees through awareness initiatives, It has been proved that cultures in which the weight of family and domestic responsibilities falls mainly on women are detrimental to their development and prevent the gender pay gap from being closed.

We foster measures that guarantee digital disconnection based on a commitment to "disconnect to reconnect". A combination of company, team and individual agreements is essential to achieving this goal. Such agreements regulate times at which communications should not be sent and those at which replies are not expected (except under exceptional circumstances), as well as guidelines on planning and organising meetings.

We complement all this with training resources on disconnecting and relaxing, reasonable use of technology and awareness about respecting personal relaxation time.

We have measures and initiatives in place that help our employees to achieve work-life balance and ensure their well-being: flexible working hours, part-time work, reduced working hours, the subsidised flexible working week, paid and unpaid leave, extended leave for personal reasons and hybrid working.

The food subsidy for employees with children, benefits pertaining to nursery fees, personal days and maternity and paternity leave, which often exceed the minimum levels required by law, are factors which help our employees attain a good work-life balance.

Within this hybrid model, our employees can decide where they work (remote working, working from home or working from their second home), provided the employee is located in the same country where they signed the employment contract.

Labour relations. Social dialogue

At Telefónica, we are committed to the core standards of the International Labour Organization (ILO) in every country where we operate, particularly with regard to freedom of association and the right to collective bargaining.

We ensure that worker representatives receive fair and discrimination-free treatment and that all the tools they need to be able to perform their duties of representation are available to them.

100% of Telefónica's employees are protected by labour frameworks and, as the case may be, by their employment contracts, which govern working conditions under current local legislation. The collective bargaining

agreements include occupational health and safety clauses adapted to local legislation. Additionally, Telefónica has an annual prevention plan in place, as well as mechanisms and procedures to promote employee involvement in the management of the Company, particularly in terms of information, consultation and participation.

In the event of any significant organisational changes, Telefónica respects the period of prior notice set by the legislation of the countries where we operate, as well as those prior notice periods included in collective bargaining agreements or policies.

Security, health and working wellbeing

We continue to build a positive, person-oriented culture of health, safety and well-being with a holistic approach (workplace environment, mental well-being, the promotion of health, physical activity and healthy eating) to self-care and care for others.

Our goal is to achieve safe and healthy working environments designed to make a positive contribution to people's health. We do this through:

• Improving psycho-social health through psycho-social risk response and prevention programs. Psycho-social risk assessments, which are part of these programs, can enable us to reach a diagnosis.

• Reducing the accident rate. We want to be a zero-accident company. In this respect, we have the target of not exceeding the accident frequency rate set at each operator.

The Sustainability and Regulation Committee is responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the Health, Safety and Well-being (HSW) of our employees in the workplace.

The processes for identifying hazards and assessing risks to prevent occupational incidents and diseases are set out in the Global Health and Safety Policy, as well as in the various local health and safety policies. These processes vary from country to country but are all aimed at eliminating hazards and minimising risks.

All our operations also have an Emergency Plan in place under which teams of people who have received first aid training can take action in the event of an emergency or natural disaster. In addition, we have early warning systems and specially trained teams (through drills) prepared to deal with such events.

All employees have online courses available to them on occupational health, safety and well-being. Ongoing and specific training is also undertaken with the local teams in the various countries on the implementation of health,

safety and well-being management systems, as well as numerous health and awareness-raising campaigns.

93% of our employees are currently covered by a health, safety and well-being management system. Of those, 73% are covered by a certified system (based on ISO 45001 or OHSAS 18001 standards).

In 2023 we focused on digitalising workforce management and integrating employee occupational health information into a single tool, setting a standard for reporting and consolidating employee occupational health data. This allows the entire company to report information through a single, centralized and auditable tool, applying automatic quality rules and consolidating indicators according to common criteria, enabling overall monitoring.

We once again organised Well-being Week in several

countries in 2023, during which we shared content on emotional health, physical activity, healthy eating, self-knowledge and happiness. We also organised a month focusing on mental health.

On a global level, the Telefónica Group's annual health and safety day was held in June 2023. This space allowed us to share health and well-being experiences and to make progress together towards a culture of prevention.

Liquidity and capital resources

Financing

The main financing transactions carried out in the bond market in 2023 are as follows:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions (nominal)	Coupon
Telefónica Emisiones, S.A.U.						
EMTN Bond (1)	11/21/2023	11/21/2033	850	850	EUR	4.183 %

(1) Sustainable bond

These transactions are guaranteed by Telefónica, S.A. On the same dates Telefónica, S.A. perceived loans from Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.

The main transaction arranged in 2023 in the bank market is as follows:

- The first one year extension option of the 5,500 million euros syndicated credit facility of Telefonica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.

- On February 14, 2023, Telefónica, S.A. signed a 150 million euros bilateral loan, and drew down in September 29, 2023 the loan was fully draw down.

- On June 15, 2023, Telefónica, S.A. drew down 125 million euros of its bilateral loan signed in December 23, 2022.

Available funds

At December 31, 2023 Telefónica, S.A.'s available funds from undrawn lines of credit in different financial institutions totaled 9,688 million euros (of which 9,678 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2023 amount to 4,668 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company's debt levels, and on capital management is provided in notes 13, 14, 15 and 16 of the financial statements.

Contractual commitments

Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

Credit risk management

The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in note 16.

Credit rating

At December 31, 2023, Telefónica, S.A.'s long-term issuer default rating is "BBB stable outlook" from Fitch, "BBB-stable outlook" from Standard & Poor's and "Baa3 stable outlook" from Moody's. During 2023, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor's revised the outlook to "negative" from "stable" on April 1, 2020 and later, on November 20, 2020 downgraded the rating to "BBB - stable" from "BBB negative". On November 7, 2016 Moody's downgraded the rating to "Baa3 stable" from

"Baa2 negative" and on September 5, 2016 Fitch downgraded the rating to "BBB stable" from "BBB+ stable".

In 2023, measures taken to protect the credit rating included an active portfolio management through the voluntary public acquisition offer for shares of Telefónica Deutschland that reinforces Telefónica's strategy to focus on its core geographies and its strong commitment to the German market, one of the most attractive and stable telecom markets in Europe. The offer also supports Telefónica's efforts to simplify the Group's structure and enhances the euro-denominated cash flows generated in the Group.

In addition, Telefónica Hispanoamérica entered into an agreement with an affiliate of KKR and Entel Perú for the sale of fiber assets and the provision of wholesale connectivity services. The transaction is subject to the obtaining of regulatory approvals. Finally, Telefónica at its Capital Markets Day, announced the launch of the GPS program (Growth, Profitability and Sustainability) that will guide the 2023-2026 Strategic Plan.

Additionally, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates to extend average debt life and smooth its maturity profile in coming years.

Dividend policy

Telefónica, S.A.'s dividend policy is revised yearly based on the Group's earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.

On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2022, Telefónica announced the dividend policy for the year 2022, which consists of an amount of 0.30 euros per share in cash, payable in December 2022 (0.15 euros per share) and in June 2023 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 8, 2022 approved the Proposals of the scrip dividend executed in June 2021, and the cash dividend paid in December, 2022.

In February 2023, Telefónica announced the dividend policy for the year 2023, which consists of an amount of 0.30 euros per share in cash, payable in December 2023 (0.15 euros per share) and in June 2024 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 8, 2022 approved the Proposals of the scrip dividend executed in June 2021, and the cash dividend paid in December, 2022.

Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

- Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

- Honoring previous legitimate commitments assumed.

- Covering requirements for shares to allocate to employees and management under stock option plans.

- Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

The disclosure of number of treasury shares at the end of 2023 and 2022, as well as the explanation about the evolution of the figure and the transactions involving treasury shares in 2023, are described in note 11 of these financial statements.

Risk Factors

The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Financial Statements.

These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.

The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operations, including the adaptation to ESG expectations and information requirements and climate change.

Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.

These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks related to Telefónica's Business Activities.

Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.

The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth

and customer retention plans, thereby jeopardizing its future revenues and profitability.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.

The reinforcement of competitors, the entry of new competitors (such as telecommunication companies or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation following potential mergers of mobile operators Vodafone UK and Three UK in the United Kingdom and Orange and Más Móvil in Spain), may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there is one or more of new operators entering the market, aggressive customer acquisition offers and competition in network and 5G deployment, can affect the competitive position and the efficiency of Telefónica's operations.

Regarding digital services, the speed of technological evolution and changes in demand favoring the appearance of new competitors in the market specializing in certain segments, and that have agile business models, can pose a threat for the business model of the Telefónica Group.

If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

Many of the Group's activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a

license, new enforceable obligations could be imposed or the renewal of a license could be refused.

In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licenses of spectrum.

In Spain, the Ministry of Economic Affairs and Digital Transformation approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.

In the UK, the Office of Communications ("Ofcom") continues to make consultations on the opening of access to the 26 GHz and 40 GHz bands for mobile use. Ofcom has confirmed that it does not intend to auction this spectrum until a decision is made on the proposed merger between Vodafone UK and Three UK. The current consultation is focused on award design.

In Latin America, the following 5G auction processes are expected in 2024: (i) in Chile, in October 2023, Subtel announced a second 5G auction process to assign 50MHz of spectrum in the 3400 – 3600 MHz band. The assignment of spectrum is expected for the first half of 2024; and (ii) in Peru, with regards to 5G and the auction for additional 3.5 GHz band spectrum, the government has announced that it will commission the Peruvian Private Investment Promotion Agency to conduct the auction and, in parallel, the refarming of this spectrum band will be carried out. Nevertheless, on September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was

disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. However, Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and 5G spectrum (including in the same 3.5 GHz band, but obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted, before any participation in the execution of the public contract.

Existing licenses: renewal processes and modification of conditions for operating services.

In Spain, and in accordance with Law 11/2022, of June 28, on General Telecommunications, Telefónica requested the Administration to extend the duration of its spectrum licenses up to a maximum of 40 years, which means an extension of up to ten additional years. If this extension does not take place, the first set of licenses will expire in 2030. In this context, the Ministry of Economic Affairs and Digital Transformation has launched a public consultation on the modification of current spectrum licenses of Telefónica and other operators. The final decision could be adopted in the second quarter of 2024.
In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur ("BNetzA") published the consultation paper "Demand update and framework conditions for a transitional decision" (framework conditions). The framework conditions are based on the BNetzA's position paper from September 2022 and the comments received thereon. The framework conditions provide for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan. The BNetzA intends to make a decision about frequency provision in 2024. As part of a second set of actions, a larger procedural framework is to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.

In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 Ghz bands. VMO2 currently holds spectrum in both of these bands.

With respect to Latin America:

In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service ("STFC") concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which on March 22, 2023 was validated by the Federal Court of Accounts (the "TCU"). However, the TCU requires ANATEL to consider the market value for the valuation of reversible assets. On July 24, 2023, ANATEL presented a balance of the estimated economic value based on the determinations of TCU. The value of the balance must be evaluated by Telefonica Brazil within 120 days. However, with the possibility of an agreement between ANATEL and Telefónica Brazil on the controversies present in arbitration and migration, ANATEL agreed with the request to suspend the aforementioned period of 120 days and sent to the TCU the Request for a Consensual Solution for the resolution of existing conflicts between ANATEL and Telefónica Brazil. The TCU's deliberation on the admissibility of the Request for a Consensual Solution is still ongoing. If the Request is accepted by the TCU, the TCU will establish a Commission that will have a maximum of 120 days to reach a consensus. After that, final approval by the TCU may take up to 90 days. There is a risk of not achieving success in the Consensual Solution and agreement between the parties regarding the migration calculation resulting in the right of Telefónica Brazil to hold the STFC concession until December 31, 2025.

In addition, Resolution 744/2021 of April 8, 2021 (the "Continuity Regulation") establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the TCU, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the TCU. Nevertheless, the TCU minister ordered the suspension of the process. ANATEL agreed to extend the currently existing 850MHz band authorizations until November 2028, and the 900/1800 MHz in Minas Gerais (except sector 3) until December 2032, provided the relevant legal and regulatory requirements were met. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) subbands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the TCU.

In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications ("MTC"), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of our request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

In Colombia, on June 1, 2023, Telefonica Colombia submitted a renewal request for 30 MHz of spectrum in the AWS band that expired in December 2023. Additionally, in September 2023, the company has initiated the licenses renewal process of 25 MHz in the 850 MHz band and 15 MHz licenses in the 1900 MHz band that will expire in March 2024. Regulation in Colombia allows for the usage of spectrum without any restrictions until the final conditions for renewal are agreed.

In Argentina, in connection with the Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modified the legal status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1°, 2°, 3°, 5° and 6° of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision was adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU

690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. In August 2023, the precautionary measure was further extended for six months. During any such suspension, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.

In Ecuador, a concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band), which was valid until November 2023, was extended for an additional 10 months under the same conditions as the original contract through an addendum. The renewal negotiation is ongoing to extend the licenses for a longer period, but at the end of 2023, the renewal negotiation process was again suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) for up to 120 days.

In relation to 5G, in Europe (Spain, Germany and the United Kingdom) Telefónica (and VMO2 in the case of United Kingdom) is deploying 5G in the frequency bands identified as "pioneering" by the European Commission (3.5 GHz and 700 MHz) acquired in recent years. Additionally, technological migration to 5G is being carried out in the traditional 2G/3G/4G bands using Dynamic Spectrum Sharing (DSS) technology to make the use of the spectrum more efficient, based on user demand. In Chile and Brazil, Telefónica is offering 5G services using spectrum in the 3.5 GHz band. In Uruguay, Argentina and Colombia there were 5G spectrum auctions in 2023. In Uruguay, an auction was held in May 2023 and Telefónica Uruguay acquired 100 MHz of spectrum, with Telefónica having initiated the provision of 5G services. In Colombia the auction of 5G spectrum took place on December 20, 2023 and Telefonica acquired, through a Temporary Union with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz of spectrum in the 3.5GHz band. In Argentina, in October 2023 there was an auction of spectrum in the 3.5 GHz band and Telefónica Argentina acquired 50MHz of spectrum.

During 2023, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 183 million euros, mainly due to the acquisition of spectrum in Argentina (173 million euros in 2022, mainly due to the acquisition of spectrum in Colombia). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.

Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica's performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.

As of December 31, 2023, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 86% and 80%, respectively, of the aggregate value of contracts awarded in 2023 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 48% of the aggregate value of contracts awarded in 2023 to handset suppliers. As of December 31, 2023, the Telefónica Group had 120 information system ("IT") providers that accounted for 80% of the total amount of IT purchase awards made in 2023, five of them representing 25% of purchases in that area.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.

In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as those derived from geopolitical tensions such as the Russia-Ukraine and Israel-Hamas armed conflicts, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry.

The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price

increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2021, 2022 and 2023 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.

The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.

Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.

The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.

The successful execution of Telefónica's strategic plan and our ability to compete effectively now and in the future depend to a large extent on the company's key talent, as well as on a highly skilled workforce. Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.

While we take various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining our corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.

If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.

The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, big data, Artificial Intelligence and cloud services among others. Although these services still have a lower weight in Telefónica's total revenues, the related revenues grew in double digits in 2023. Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA is leading the Open Gateway initiative for the standardized exposure of APIs to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks

which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, Telefónica plans to switch off all copper access loops by April 2024. As of December 31, 2023, in Spain, fiber coverage reached 29.3 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group's profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group's total research and development effort, the total expenditure in 2023 was 741 million euros (656 million euros in 2022), representing 1.8% of the Group's revenues (1.6% in 2022). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual. Telefónica's investment in CapEx in 2023 was 5,579 million euros (5,819 million euros in 2022).

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group's commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote innovation may result in increased compliance risks and, where applicable, costs.

Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.

In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.

Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (EEA) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.

One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021.

With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision nevertheless remains subject to challenge, and is expected to be challenged, by privacy activists.

In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.

In Ecuador, the Organic Law on Data Protection, which is aligned with the principles of the European GDPR, has entered into force (including, since 2023, the sanctioning regime). In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any State outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR.

In addition, there are projects to reform Law 19.628 on the Protection of Personal Data in Chile, and the Regulations of Law 29.733 in Peru. There are regulatory projects aimed at updating regulations in line with standards similar to the GDPR, which may increase compliance risks and costs. To limit the risks derived from international transfers of personal data among Telefónica Group companies, Group companies will adopt Telefónica Group's Binding Corporate Rules (BCRs), which are currently in the process of being approved by the European data protection authorities. However there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.

Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.

Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.

The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.

In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Living Apps", "Connected Car", "Smart Cities", "Smart Agriculture", "Smart Metering" and "Solar 360" which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services we offer. However, there can be no assurance that these and other efforts will be successful.

In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Operational Risks

Information technology is key to the Group's business and is subject to cybersecurity risks.

The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain, often with a high number of participants spread across different countries, by focusing on the security measures adopted by the Group's providers and other third parties, and, in particular, by ensuring the security of cloud services provided by third parties.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services provided by third parties. Thus, the risks associated with their use has increased, forcing

companies to review the security controls beyond the perimeter of the corporate network. Likewise, the proliferation of IoT environments makes security management more complicated, given their volume and heterogeneous nature. All of the above, together with the professionalization of cybercriminals and their financing (which facilitates their adoption of emerging technologies and techniques, such as machine learning and artificial intelligence), is leading to an increase in the sophistication of cybercrime and the use of automated attack tactics that reduce the time frame that cyber-defense teams have to protect a company's digital assets. In addition, the Telefónica Group is aware of the possible cybersecurity risks arising from the various international conflicts, and is monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.

In particular, in the past three years, the Group has suffered various types of cybersecurity incidents that have included (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud in respect of services provided by Telefónica. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.

Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place

have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.

Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group's operations and results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks

Worsening of the economic and political environment could negatively affect Telefónica's business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely

affect Telefónica's business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labor markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.

There are also doubts about the timing of the conclusion of the inflationary period, as geopolitical events such as the Russia-Ukraine and the Israel-Hamas armed conflicts, among others, negatively impact energy prices or maritime transport. Moreover, there is a risk that the decrease in global liquidity and elevated interest rates could generate increased financial volatility, giving rise to new stress episodes, as observed in the United Kingdom, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflationary period akin to the 1970s.

Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in many parts of the world.

So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.

As of December 31, 2023, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 26.0% (25.5% as of December

31, 2022), VMO2 7.5% (9.8% as of December 31, 2022), Telefónica Germany 17.8% (17.5% as of December 31, 2022), Telefónica Brazil 25.0% (22.7% as of December 31, 2022) and Telefónica Hispam 14.4% (14.5% as of December 31, 2022). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2023 and 2022.

During 2023, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 31.1% (31.2% in 2022), Telefónica Germany 21.2% (20.6% in 2022), Telefónica Brazil 23.7% (22.2% in 2022) and Telefónica Hispam 20.6% (22.9% in 2022).

The main risks by geography are detailed below:

In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the transportation chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.

In addition, there is also a risk of financial fragmentation in the transmission of monetary policy in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by peripheral countries (such as Spain) and those issued by core countries, making it challenging for the former to access credit. Lastly, Europe faces two significant long-term risks. First, a risk that Europe may fall behind in the global technological race in particular because of its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions. Second, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.

Regarding political risk, the 2024 European Parliament election may deepen political fragmentation and result in a reduced representation of moderate positions in favor of extreme options, potentially weakening governance and hindering the implementation of the ongoing agenda with respect to fiscal and economic matters, climate and energy policy and other critical aspects of state governance.

- *Spain*: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of Next Generation European Funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase potential growth through productivity and ensure the sustainability of public debt.

- *Germany*: the risk of energy shortages has diminished in recent months due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Gas flows (from Russia via Ukraine) could be lower than expected, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to a stronger and longer inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country's potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the ageing of the population.

- *United Kingdom*: a slower disinflationary process than previously expected could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.

In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in

Argentina and Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.

- *Brazil*: fiscal sustainability and increased economic intervention remain the main domestic risk, but it has recently decreased. The new administration has demonstrated its commitment to fiscal sustainability by announcing a new fiscal framework to replace the previous spending cap rule. Additionally, the Congress has also voted favorably on the tax reform aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth. So far, the economic measures announced by the new administration have helped alleviate uncertainty around economic policies, resulting in an upward revision of Brazil's credit rating outlook by S&P. Risks related to inflation and monetary policy have also decreased with the approval and maintenance of the inflation target at low levels.

- Argentina: macroeconomic and exchange rate risks remain high. The main internal challenges include achieving the political and social consensus necessary to reduce the public deficit and rebuild international reserves in a context of high inflation, which jeopardizes the achievement of the new administration's objectives. On the external front, a global slowdown leading to reduced demand for exported products and lower prices would result in decreased foreign currency inflows, increasing vulnerability to volatility in international financial markets. Finally, the application of price control measures and the still-existing exchange restrictions could adversely affect Telefónica's profitability.

- *Chile, Colombia, Peru and Ecuador*: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. Inflation is becoming more persistent than expected, which could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of the new proposed Constitution in December 2023, but the maintenance

of the former status quo could give rise to new social demands. In Colombia, the structural reforms promoted by Colombia's government are currently expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the new administration, although it remains politically weak. In Ecuador, the new government is dealing with a turbulent political situation and internal violence, marked by an increase in criminality.

As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group has and in the future could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2023, represented 17.9% of the Group's total assets), deferred tax assets (which as of December 31, 2023, represented 6.0% of the Group's total assets) or other assets, such as intangible assets (which represented 10.9% of the Group's total assets as of December 31, 2023), and property, plant and equipment (which represented 22.0% of the Group's total assets as of December 31, 2023). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2023 impairment losses in the goodwill of Telefónica Ecuador were recognized for a total of 58 million euros (impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros in 2022 and impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros in 2021). In addition, VMO2, our 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets

remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized.

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2023, the Group's gross financial debt amounted to 37,061 million euros (39,079 million euros as of December 31, 2022), and the Group's net financial debt amounted to 27,349 million euros (26,687 million euros as of December 31, 2022). As of December 31, 2023, the average maturity of the debt was 11.6 years (13.1 years as of December 31, 2022), including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

As of December 31, 2023, the Group's gross financial debt scheduled to mature in 2024 amounted to 3,701 million euros, and gross financial debt scheduled to mature in 2025 amounted to 3,900 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2023. As of December 31, 2023, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,315 million euros (11,148 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2023, 1.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2024.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group's credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

In nominal terms, as of December 31, 2023, 89% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.80% as of December 31, 2023 compared to 3.96% as of December 31, 2022. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2023: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 25 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 25 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.

Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than

that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 17 million euros as of December 31, 2023 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 17 million euros as of December 31, 2023. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2023 taking into account derivative instruments in place.

In 2023, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a small positive impact on the Group's results, increasing the year-on-year growth of the Group's consolidated revenues by an estimated 0.2 percentage points, and not impacting OIBDA (positive impact of 4.5 percentage points and 3.0 percentage points, respectively, in 2022, mainly due to the evolution of the Brazilian real). Furthermore, translation differences in 2023 had a positive impact on the Group's equity of 37 million euros (1,169 million euros in 2022). If the impacts of hyperinflationary countries were considered, the adverse impact of variations in currencies on our consolidated results, statement of financial position and statement of cash flows would have been higher.

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.

The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.

Telefónica Brazil maintained provisions for tax contingencies amounting to 515 million euros and provisions for regulatory contingencies amounting to 329 million euros as of December 31, 2023. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made. As of December 31, 2023, the Telefónica Group maintained contingent liabilities related to income tax, other taxes and regulatory proceedings in Brazil amounting to 5,678 million euros, 6,909 million euros and 1,264 million euros, respectively (see note 25-Tax Litigation in Telefónica Brazil, to the Consolidated Financial Statements). The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.

Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of December 31, 2023 amounting to 3,117 million Peruvian soles (approximately 761 million euros at the exchange rate at such date).

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the

Company's own goals regarding ESG matters, may expose the Company to various risks.

The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.

Further, the Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its emission-related goals) subjects it to the risk that it will fail to achieve these objectives and initiatives.

Although Telefónica is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its emission-related goals), the Telefónica Group's reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.

In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with

various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department's Office of Foreign Assets Control and the United Kingdom. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, territories, lists of entities and persons sanctioned or certain trade restrictions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect

the Group's business, financial condition, results of operations and/or cash flows.

Events after the reporting period

The events regarding the Company that took place between the reporting date and the date of preparation of the accompanying financial statements have been disclosed in note 22.

Annual Corporate Governance Report

See Chapter 4 (Annual Corporate Governance Report) of the 2023 Consolidated Management Report of Telefónica, S.A.

This document is also available in the public registers of the National Securities Market Commission (CNMV).

Annual Report on the Remuneration of the Directors

See Chapter 5 (Annual Report on the Remuneration of the Directors) of the 2023 Consolidated Management Report of Telefónica, S.A.

This document is also available in the public registers of the National Securities Market Commission (CNMV).

PABLO DE CARVAJAL GONZÁLEZ, SECRETARY OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

I HEREBY CERTIFY

That the Annual Accounts (Balance Sheet, Income Statement, Statement of changes in equity, Statements of cash flow, and Notes) and the Management Report of Telefónica, S.A., corresponding to Fiscal Year 2023, have been approved by resolution of the Board of Directors of the Company validly adopted today.

That, in accordance with the provisions of article 253.2 of the Consolidated Text of the Spanish Corporate Enterprises Act, in accordance with article 37.1.3° of the Commercial Code, the Directors who are members of the Board of Directors of Telefónica, S.A. have signed the said documents on this sheet, the last of the said documents.

February 21, 2024

Secretary of the Board of Directors

Mr. José María Álvarez-Pallete López   Mr. Isidro Fainé Casas

Mr. José María Abril Pérez   Mr. José Javier Echenique Landiríbar

Mr. Ángel Vilá Boix

Ms. Carmen García de Andrés

Ms. María Luisa García Blanco

Mr. Peter Löscher

Ms. Verónica Pascual Boé

Mr. Francisco Javier de Paz Mancho

Mr. Alejandro Reynal Ample

Mr. Francisco José Riberas Mera

Ms. María Rotondo Urcola

Ms. Claudia Sender Ramírez

Ms. Solange Sobral Targa

STATEMENT OF RESPONSIBILITY FOR THE ANNUAL FINANCIAL INFORMATION

The Directors of Telefónica, S.A. state that, to the best of their knowledge, the Individual Annual Accounts of Telefónica, S.A. for Fiscal Year 2023, approved by the Board of Directors at its meeting of February 21, 2024 and prepared in accordance with applicable accounting standards, present a fair view of the assets, financial condition and results of operations of Telefónica, S.A., and that the Individual Management Report (which include the Non-Financial Information Statement), contain a true assessment of the corporate performance and results and the position of Telefónica, S.A., as well as a description of the principal risks and uncertainties faced

Madrid, February 21, 2024

_____	_____
Mr. José María Álvarez-Pallete López	**Mr. Isidro Fainé Casas**
Chairman	*Vice-Chairman*
_____	_____
Mr. José María Abril Pérez	**Mr. José Javier Echenique Landiríbar**
Vice-Chairman	*Vice-Chairman*
_____	_____
Mr. Ángel Vilá Boix	**Dª Carmen García de Andrés**
Chief Operating Officer	*Director*
_____	_____
Dª María Luisa García Blanco	**Mr. Peter Löscher**
Director	*Director*

Ms. Verónica Pascual Boé *Director*	**Mr. Francisco Javier de Paz Mancho** *Director*
Mr. Alejandro Reynal Ample *Director*	**Mr. Francisco José Riberas Mera** *Director*
Ms. María Rotondo Urcola *Director*	**Ms. Claudia Sender Ramírez** *Director*
Ms. Solange Sobral Targa *Director*	



Consolidated
Annual
Report
2023



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A., (the Parent company) and its subsidiaries composing the Telefónica Group (the Group), which comprise the statement of financial position as at 31 December 2023, and the income statement, statement of comprehensive income, statement of changes in equity, cash flow statement and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at 31 December 2023, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated annual accounts* section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

Key audit matters	How our audit addressed the key audit matters
Goodwill impairment assessment	

As described in notes 3 and 7 to the consolidated annual accounts, the Group's consolidated goodwill balance amount to €18,708 million at 31 December 2023.

To assess if there is an impairment in the goodwill, to which the cash-generating units relates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount of each cash-generating units as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors covering a four-year period including the closing year.

Management's cash flows projections involved significant judgements when considering significant assumptions such as revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates.

We identify this matter as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amounts of the cash-generating units which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.

We have performed audit procedures on the process followed by the directors and management to determine the recoverable amount of the cash-generating units, including:

- Understanding of the control environment, assessment and testing of the relevant controls over the process for assessing goodwill impairment to determine the recoverable amount of the cash-generating units.

- Verification of the consistency of the data used in the calculation of the value in use with respect to the strategic plans approved by the Board of Directors.

- Evaluation of the cash flow discount model used, for which we have had the collaboration of our valuation experts.

- Analysis of the degree of budget achievement with respect to the strategic plan approved in the previous year, as well as historical achievement.

- Assessment of the significant assumptions employed to determine the recoverable amount, testing reasonableness and consistency with available external information. We have had the collaboration of our valuation experts in evaluating the discount rates and perpetual growth rates considered by management.

- Sensitivity analysis over significant assumptions and disclosures in the consolidated annual accounts in accordance with the applicable regulations.

Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the valuation of goodwill are consistent with the information contained in the accompanying consolidated annual accounts.

Key audit matters	How our audit addressed the key audit matters

Revenue recognition (unbilled revenue)

Telefónica Group revenues come mainly from the sale of products and the provision of various telecommunications services.

Group's revenue recognition relies significantly on its information systems and technological structure, which includes a large number of systems used in the Group Companies' operations. For those revenues which revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data from different sources and revenue streams processed by the information systems, and historical information. The amount of recognized revenue pending billing as of December 31, 2023 amounts to 2,755 million euros.

We identify this matter as a key audit matter due to the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of auditor judgement and effort in designing and performing audit procedures.

See notes 3 and 14 to the accompanying consolidated annual accounts.

We have performed audit procedures, assisted by our process and IT system specialists, on the revenue recognition process, including:

- Understanding of the control environment, assessment and testing the relevant controls over the process and the IT general controls over the main systems involved in the process.

- Assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed and the accuracy and completeness of the data used in the estimation.

- Testing billings completed following the year-end to assess the consistency with the estimates made, using sampling techniques.

Based on the procedures performed, we consider management's estimates to be reasonable as regards the recognition of revenue from sales and provisions of services rendered and not yet billed at the year end.

Tax and regulatory proceedings in Telefonica Brazil

As described in notes 3, 24 and 25 to the consolidated annual accounts, the Group has recorded liabilities related to income tax, and provisions for other taxes and regulatory contingencies in Telefonica Brazil amounting to 37 million euros, 515 million euros and 329 million euros, respectively. The Group recognizes provisions related to litigation for which management considers that the loss is probable and the amount of the loss has been reliably estimated and when it considers that it is not probable that the tax authority will accept the uncertain tax treatment.

We have performed audit procedures assisted by our experts in tax and regulatory matters over the process followed by the Telefónica Group to identify and assess lawsuits and claims in Telefonica Brazil, including:

- Understanding of the control environment, assessment and testing relevant internal controls related to the identification and recognition.

Key audit matters	How our audit addressed the key audit matters
The Group discloses in notes 24 and 25 to the consolidated annual accounts, contingencies of Telefonica Brazil when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, or the loss being probable, not can be estimated reliably, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment. As of December 31, 2023, the amount of contingent liabilities related to income tax, other taxes and regulatory procedures amounts to 5,678 million euros, 6,909 million euros and 1,264 million euros, respectively. We identify this matter as a key audit matter due the significant judgements made by management when assessing the amount and the likelihood of a loss being incurred in Telefonica Brazil. This in turn led to a high degree of auditor judgement and effort in evaluating management´s judgements in the estimation of the loss contingencies related to tax and regulatory contingencies in Telefonica Brazil.	• Obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels of Telefónica Brazil. • Evaluating the reasonableness of management's assessment regarding whether an unfavourable outcome is reasonably possible or probable and reasonably estimable. • Evaluation of the adequacy of the contingencies disclosures in the consolidated annual accounts. Based on the procedures performed, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts in relation to the tax and regulatory proceedings in Telefonica Brazil.

Measurement of the investment in VMED O2 UK Ltd

As indicated in notes 2, 3 and 10 of the consolidated annual accounts, as of December 31, 2023, the amount of the equity method investment of VMED O2 UK Ltd (VMO2) amounts to 7,774 million euros.

VMO2's management conducts impairment test for goodwill at least annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The determination of the recoverable amount of the cash-generating unit to which goodwill belongs has been performed by calculating its value in use, based on the business plan approved by the board of directors of VMO2 covering a three-year period. This calculation requires a high degree of judgment in estimating key assumptions such as revenue growth, long-term EBITDA margin, long-term investment ratio, discount rate, and perpetuity growth rate.

We have performed audit procedures on the process carried out by the management for the valuation of the investment in VMED O2 UK Ltd, including:

• Understanding of the control environment, assessment and testing of the relevant controls over the valuation of the VMO2 equity method investment.

• Verification of the consistency of the data used in the calculation of the value in use with the projections of the joint venture VMO2 and the equity investment of Grupo Telefónica in it, with the business plan approved by the board of directors of VMO2.

• Evaluation of the discounted cash flow models used, for which we have had the collaboration of our valuation experts.

Key audit matters	How our audit addressed the key audit matters
During the year 2023, an impairment of goodwill in VMO2 amounting to 3,107 million pounds (approximately 3,572 million euros) was recognized. 50% of this amount (approximately 1,786 million euros) forms part of Telefónica's share in the loss of VMO2 investment accounted for by the equity method for the year 2023. The sensitivity of the impairment of goodwill in VMO2 to variations in key assumptions is detailed in the aforementioned note. Grupo Telefónica's management carried out an additional impairment test of the carrying value of its investment as of December 31, 2023, comparing it with the estimate of its value in use. As a result of this analysis, no additional impairment was recorded. We identify this matter as a key audit matter due to the significant judgments made by management in estimating the key assumptions supporting the recoverable amount of the joint venture, as well as Grupo Telefónica's investment in it. This, in turn, has required a high degree of judgment and effort from the auditor in evaluating these assumptions.	• Evaluation of the key assumptions used to determine the recoverable value, questioning their reasonableness and consistency with available external information. We have had the collaboration of our valuation experts in evaluating the discount rate and the perpetuity growth rate considered by management. • Evaluation of the sensitivity analysis performed by management on the key assumptions and the disclosures in the consolidated annual accounts in accordance with the applicable regulations. Based on the procedures performed, we consider management's assessment and its conclusions regarding the valuation of the investment in VMED O2 UK Ltd are consistent with the information contained in the consolidated annual accounts.

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2023 financial year, the formulation of which is the responsibility of the Parent company's directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the consolidated management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the consolidated statement of non-financial information, certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, have been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the consolidated management report and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the consolidated management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the consolidated management report is consistent with that contained in the consolidated annual accounts for the 2023 financial year, and its content and presentation are in accordance with applicable regulations.

Responsibility of the directors and the audit and control committee for the consolidated annual accounts

The Parent company's directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company's directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the aforementioned directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Parent company's audit and control committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company's directors.

- Conclude on the appropriateness of the Parent company's directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the aforementioned those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Parent company's audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital files of the European single electronic format (ESEF) of Telefónica, S.A. and its subsidiaries composing the Telefónica Group for the 2023 financial year that comprise an XHTML file which includes the consolidated annual accounts for the financial year and XBRL files with tagging performed by the entity, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2023 financial year in accordance with the formatting and markup requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation).

Our responsibility is to examine the digital files prepared by Parent company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the consolidated annual accounts included in the aforementioned digital files completely agrees with that of the consolidated annual accounts that we have audited, and whether the format and markup of these accounts and of the aforementioned files has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.



In our opinion, the digital files examined completely agree with the audited consolidated annual accounts, and these are presented and have been marked up, in all material respects, in accordance with the requirements established in the ESEF Regulation.

Report to the audit and control committee of the Parent company

The opinion expressed in this report is consistent with the content of our additional report to the audit and control committee of the Parent company dated 20 February 2024.

Appointment period

The General Ordinary Shareholders' Meeting held on 31 March 2023 appointed us as auditors of the Group for a period of one year, for the year ended 31 December 2023.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are disclosed in note 29.e) to the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Vanesa González Prieto (21500)

23 February 2024





Consolidated financial statements 2023

Index of the Consolidated annual accounts

Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros	Notes	2023	2022
ASSETS			
A) NON-CURRENT ASSETS		**83,568**	**87,053**
Intangible assets	(Note 6)	11,370	12,017
Goodwill	(Note 7)	18,708	18,471
Property, plant and equipment	(Note 8)	22,944	23,714
Rights of use	(Note 9)	8,448	8,279
Investments accounted for by the equity method	(Note 10)	8,590	11,587
Financial assets and other non-current assets	(Note 12)	7,268	8,101
Deferred tax assets	(Note 25)	6,240	4,884
B) CURRENT ASSETS		**20,756**	**22,589**
Inventories	(Note 13)	929	1,546
Receivables and other current assets	(Note 14)	10,132	9,134
Tax receivables	(Note 25)	1,193	2,213
Other current financial assets	(Note 15)	1,078	2,444
Cash and cash equivalents	(Note 16)	7,151	7,245
Non-current assets and disposal groups held for sale	(Note 30)	273	7
TOTAL ASSETS (A+B)		**104,324**	**109,642**

	Notes	2023	2022
EQUITY AND LIABILITIES			
A) EQUITY		**27,096**	**31,708**
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	21,852	25,088
Equity attributable to non-controlling interests	(Note 17)	5,244	6,620
B) NON-CURRENT LIABILITIES		**53,829**	**54,834**
Non-current financial liabilities	(Note 18)	33,360	35,059
Non-current lease liabilities	(Note 20)	6,708	6,657
Payables and other non-current liabilities	(Note 21)	3,605	3,546
Deferred tax liabilities	(Note 25)	2,702	3,067
Non-current provisions	(Note 24)	7,454	6,505
C) CURRENT LIABILITIES		**23,399**	**23,100**
Current financial liabilities	(Note 18)	3,701	4,020
Current lease liabilities	(Note 20)	2,239	2,020
Payables and other current liabilities	(Note 22)	13,957	13,509
Current tax payables	(Note 25)	1,869	1,920
Current provisions	(Note 24)	1,596	1,631
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	37	—
TOTAL EQUITY AND LIABILITIES (A+B+C)		**104,324**	**109,642**

The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	Notes	2023	2022	2021
Revenues	(Note 26)	40,652	39,993	39,277
Other income	(Note 26)	1,541	2,065	12,673
Supplies		(13,298)	(12,941)	(12,258)
Personnel expenses	(Note 26)	(7,207)	(5,524)	(6,733)
Other expenses	(Note 26)	(10,298)	(10,741)	(10,976)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		**11,390**	**12,852**	**21,983**
Depreciation and amortization	(Note 26)	(8,797)	(8,796)	(8,397)
OPERATING INCOME		**2,593**	**4,056**	**13,586**
Share of (loss) income of investments accounted for by the equity method	(Note 10)	(2,162)	217	(127)
Finance income		1,099	1,803	614
Exchange gains		1,837	2,910	2,801
Finance costs		(3,014)	(3,030)	(2,028)
Exchange losses		(1,826)	(2,996)	(2,751)
Net financial expense	(Note 19)	**(1,904)**	**(1,313)**	**(1,364)**
(LOSS) PROFIT BEFORE TAX		**(1,473)**	**2,960**	**12,095**
Corporate income tax	(Note 25)	899	(641)	(1,378)
(LOSS) PROFIT FOR THE YEAR		**(574)**	**2,319**	**10,717**
Attributable to equity holders of the parent		(892)	2,011	8,137
Attributable to non-controlling interests	(Note 17)	318	308	2,580
Basic (loss) earnings per share (euros)	**(Note 26)**	**(0.20)**	**0.31**	**1.34**
Diluted (loss) earnings per share (euros)	**(Note 26)**	**(0.20)**	**0.31**	**1.34**

The accompanying notes and appendices are an integral part of these consolidated income statements.

Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2023	2022	2021
(Loss) profit for the year	**(574)**	**2,319**	**10,717**
Other comprehensive (loss) income	**(43)**	**1,908**	**4,557**
Gains (losses) from financial assets measured at Fair value through other comprehensive income	22	(29)	2
Income tax impact	(7)	9	(1)
	15	**(20)**	**1**
(Losses) gains on hedges	(624)	1,081	1,593
Income tax impact	151	(282)	(395)
Reclassification of losses (gains) included in the income statement (Note 19)	76	(704)	(1,874)
Income tax impact	(17)	181	478
	(414)	**276**	**(198)**
Gains (losses) on hedges costs	79	(59)	128
Income tax impact	(20)	15	(32)
Reclassification of (gains) losses included in the income statement (Note 19)	(9)	(9)	(10)
Income tax impact	2	2	3
	52	**(51)**	**89**
Share of (losses) gains recognized directly in equity of associates and others (Note 10)	(31)	65	32
Income tax impact	—	—	—
	(31)	**65**	**32**
Translation differences (Note 17)	**270**	**1,562**	**4,098**
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss	**(108)**	**1,832**	**4,022**
Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(45)	102	130
Income tax impact	14	(32)	(35)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	—	392
	(31)	**70**	**487**
Gains (losses) from financial assets measured at fair value through comprehensive income	113	42	49
Income tax impact	—	—	(1)
Reclassification to reserve of losses (gains) from financial assets measured at fair value through comprehensive income (Note 12)	24	71	—
	137	**113**	**48**
Share of (losses) gains recognized directly in equity of associates (Note 10)	(41)	(107)	—
	(41)	**(107)**	**—**
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	**65**	**76**	**535**
Total comprehensive (loss) income recognized for the year	**(617)**	**4,227**	**15,274**
Attributable to:			
Equity holders of the parent and other holders of equity instruments	(1,165)	3,519	12,652
Non-controlling interests	548	708	2,622
	(617)	**4,227**	**15,274**

The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

Index

Telefónica Group

Consolidated statement of changes in equity for the year ended December 31

Millions of euros	Attributable to equity holders of the parent and other holders of equity instruments												
	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 17)	Total equity
Financial position at December 31, 2022	**5,775**	**3,824**	**(341)**	**7,550**	**1,059**	**27,698**	**(449)**	**725**	**(30)**	**(20,723)**	**25,088**	**6,620**	**31,708**
(Loss) profit for the year	—	—	—	—	—	(892)	—	—	—	—	(892)	318	(574)
Other comprehensive income (loss) for the year	—	—	—	—	—	(26)	148	(412)	(20)	37	(273)	230	(43)
Total comprehensive income (loss) for the year	**—**	**—**	**—**	**—**	**—**	**(918)**	**148**	**(412)**	**(20)**	**37**	**(1,165)**	**548**	**(617)**
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(1,698)	—	—	—	—	(1,698)	(345)	(2,043)
Net movement in treasury shares	—	—	(186)	—	—	(35)	—	—	—	—	(221)	—	(221)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	—	—	—	—	—	—	(1,579)	(1,579)
Capital reduction	(25)	(73)	98	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(239)	—	—	—	—	(239)	—	(239)
Other movements	—	—	—	—	—	87	—	—	—	—	87	—	87
Financial position at December 31, 2023	**5,750**	**3,751**	**(429)**	**7,550**	**1,059**	**24,895**	**(301)**	**313**	**(50)**	**(20,686)**	**21,852**	**5,244**	**27,096**

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Telefónica Group

Consolidated statements of changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 17)	Total equity
	Attributable to equity holders of the parent and other holders of equity instruments												
Financial position at December 31, 2021	**5,779**	**4,233**	**(547)**	**7,550**	**1,038**	**26,091**	**(547)**	**438**	**64**	**(21,892)**	**22,207**	**6,477**	**28,684**
Profit for the year	–	–	–	–	–	2,011	–	–	–	–	2,011	308	2,319
Other comprehensive income (loss) for the year	–	–	–	–	–	48	98	287	(94)	1,169	1,508	400	1,908
Total comprehensive income (loss) for the year	**–**	**–**	**–**	**–**	**–**	**2,059**	**98**	**287**	**(94)**	**1,169**	**3,519**	**708**	**4,227**
Dividends and distribution of profit (Note 17)	135	–	–	–	21	(1,223)	–	–	–	–	(1,067)	(411)	(1,478)
Net movement in treasury shares	–	–	(342)	–	–	(22)	–	–	–	–	(364)	–	(364)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	–	–	–	–	–	936	–	–	–	–	936	(155)	781
Capital reduction	(139)	(409)	548	–	–	–	–	–	–	–	–	–	–
Undated deeply subordinated securities (Note 17)	–	–	–	–	–	(201)	–	–	–	–	(201)	–	(201)
Other movements	–	–	–	–	–	58	–	–	–	–	58	1	59
Financial position at December 31, 2022	**5,775**	**3,824**	**(341)**	**7,550**	**1,059**	**27,698**	**(449)**	**725**	**(30)**	**(20,723)**	**25,088**	**6,620**	**31,708**
Financial position at December 31, 2020	**5,526**	**4,538**	**(476)**	**7,550**	**1,038**	**19,046**	**(597)**	**647**	**(57)**	**(25,980)**	**11,235**	**7,025**	**18,260**
Profit for the year	–	–	–	–	–	8,137	–	–	–	–	8,137	2,580	10,717
Other comprehensive income (loss) for the year	–	–	–	–	–	465	50	(209)	121	4,088	4,515	42	4,557
Total comprehensive income (loss) for the year	**–**	**–**	**–**	**–**	**–**	**8,602**	**50**	**(209)**	**121**	**4,088**	**12,652**	**2,622**	**15,274**
Dividends and distribution of profit (Note 17)	336	–	–	–	–	(936)	–	–	–	–	(600)	(3,051)	(3,651)
Net movement in treasury shares	–	–	(459)	–	–	(20)	–	–	–	–	(479)	–	(479)
Acquisitions and disposals of non-controlling interests and business combinations	–	–	–	–	–	(354)	–	–	–	–	(354)	(119)	(473)
Capital reduction	(83)	(305)	388	–	–	–	–	–	–	–	–	–	–
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	–	–	–	–	–	(263)	–	–	–	–	(263)	–	(263)
Other movements	–	–	–	–	–	16	–	–	–	–	16	–	16
Financial position at December 31, 2021	**5,779**	**4,233**	**(547)**	**7,550**	**1,038**	**26,091**	**(547)**	**438**	**64**	**(21,892)**	**22,207**	**6,477**	**28,684**

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2023	2022	2021
Cash received from operations	(Note 28)	47,314	46,925	46,415
Cash paid from operations	(Note 28)	(34,646)	(34,778)	(34,379)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(565)	(292)	(1,309)
Taxes (paid)/proceeds	(Note 28)	(454)	(92)	(459)
Net cash flow provided by operating activities	**(Note 28)**	**11,649**	**11,763**	**10,268**
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(Note 28)	(5,851)	(5,508)	(6,164)
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	1,004	(115)	13,369
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(252)	(1,628)	(414)
Proceeds on financial investments not included under cash equivalents	(Note 28)	1,432	2,967	2,163
Payments on financial investments not included under cash equivalents	(Note 28)	(1,475)	(2,575)	(1,474)
Net proceeds/(payments) for temporary financial investments		856	1,532	(1,584)
Net cash flow used in investing activities	**(Note 28)**	**(4,286)**	**(5,327)**	**5,896**
Dividends paid	(Note 28)	(2,139)	(1,397)	(3,630)
Proceeds from share capital increase with minority interest	(Note 28)	113	1,022	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(1,771)	(555)	(604)
Operations with other equity holders	(Note 28)	(329)	(268)	(354)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	967	1,746	561
Proceeds on loans, borrowings and promissory notes	(Note 28)	1,707	839	3,085
Repayments of debentures and bonds and other debts	(Note 28)	(1,910)	(3,541)	(5,847)
Repayments of loans, borrowings and promissory notes	(Note 28)	(1,465)	(3,077)	(4,146)
Lease principal payments	(Note 20)	(2,114)	(1,996)	(1,782)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(245)	(698)	(273)
Net cash used in financing activities	**(Note 28)**	**(7,186)**	**(7,925)**	**(12,990)**
Effect of changes in exchange rates		**(258)**	**156**	**(179)**
Cash reclassified to assets held for sale	**(Note 30)**	**(14)**	**—**	**(7)**
Effect of changes in consolidation methods and others		**1**	**(2)**	**(12)**
Net increase (decrease) in cash and cash equivalents during the year		**(94)**	**(1,335)**	**2,976**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**(Note 16)**	**7,245**	**8,580**	**5,604**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**(Note 16)**	**7,151**	**7,245**	**8,580**
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION				
BALANCE AT THE BEGINNING OF THE PERIOD	**(Note 16)**	**7,245**	**8,580**	**5,604**
Cash on hand and at banks		6,653	7,353	4,600
Other cash equivalents		592	1,227	1,004
BALANCE AT THE END OF THE PERIOD	**(Note 16)**	**7,151**	**7,245**	**8,580**
Cash on hand and at banks		6,265	6,653	7,353
Other cash equivalents		886	592	1,227

The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2023

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group's activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group's effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.

The accompanying consolidated financial statements for the year ended December 31, 2023 were approved by the Company's Board of Directors at its meeting on February 21, 2024 for submission for approval at the General Shareholders' Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB). These consolidated financial statements present fairly, in all material respects, the consolidated equity and financial position at December 31, 2023, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.

The euro is the Group's reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group's consolidated financial statements, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2023 include the figures for 2022, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes

thereto for the year then ended, on a voluntary basis, they also include those of 2021.

The main events and changes in the consolidation scope affecting comparability of the consolidated information (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.

Exchange rates evolution

Variation of average exchange rate vs euro

	2023 vs 2022	2022 vs 2021
Brazilian real	0.3%	17.6%
Pound sterling	(2.0%)	0.8%
New peruvian sol	(0.4%)	13.7%
Chilean peso	1.1%	(2.2%)
Colombian peso	(4.3%)	(0.6%)
Mexican peso	10.3%	13.5%

Variation of closing exchange rate vs euro

	2023 vs 2022	2022 vs 2021
Brazilian real	4.1%	13.5%
Pound sterling	2.1%	(5.3%)
New peruvian sol	(0.7%)	10.9%
Argentine peso	(78.8%)	(38.5%)
Chilean peso	(5.7%)	4.7%
Colombian peso	21.6%	(12.2%)
Mexican peso	11.2%	11.5%

In 2018 Argentina became a hyperinflationary economy. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2023 financial statements is the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 Argentine pesos per euro at December 31, 2022). The annual inflation rate for 2023 in Argentina has been 211% (see Note 3.a). The contribution of Telefónica Argentina to the consolidated Revenues and Operating income for 2023, after its conversion to euros, has been 1,237 million euros and -199 million euros, respectively (2,066 and -270 million euros, respectively, in 2022). Likewise, the Equity attributable to equity holders of the Parent Company has been reduced by 647 million euros in 2023 (compared to an increase of 338 million

euros in 2022) due to the translation differences of the financial statements of the Group companies whose functional currency is the Argentine peso (see Note 17.f).

In 2023, there was a positive impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 419 million euros (1,261 million euros in 2022) due to the appreciation of the Brazilian real (see Note 17.f).

VMED O2 UK joint venture

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalization and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Limited ("VMO2").

Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021 (Note 4). From that date, VMO2 is registered under the equity method (see notes 4 and 10).

The constitution of the joint venture resulted in a contribution of 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day) for Telefonica, of which 2,622 million pounds sterling correspond to the cash payment to Telefónica to equalize ownership in the joint venture (including the post-completion adjustment) and 2,754 million pounds sterling correspond to proceeds from recapitalization.

As a consequence of this transaction, the Group recognized a gain amounting to 4,460 million euros in "Other income" in 2021 (see Note 26), as follows:

	Millions of euros
Cash received	6,234
Fair value of 50% of VMO2 (Note 10)	12,012
Less: carrying amount of Telefonica United Kingdom at June 1, 2021	(10,937)
Liabilities assumed and other costs (see Note 29.c)	(441)
Result before reclassification of translation differences and gains on hedges	**6,868**
Reclassification of translation differences included in equity	(3,135)
Reclassification of gains on hedges included in equity	727
Result of the transaction: gain	**4,460**

Telefónica received dividends from VMO2 amounting to 1,000 million pounds sterling (approximately 1,154 million euros), 800 million pounds sterling (909 million euros) and 161 million pounds sterling (187 million euros) in 2023, 2022 and 2021, respectively (see Note 28).

The share of (loss) income of VMO2 accounted for by the equity method in the consolidated income statements of the Telefónica Group amounted to a loss of 2,030 million euros in 2023, an income of 292 million euros in 2022 and a loss of 103 million euros in 2021 (see Note 10). The loss in 2023 includes the effect of the impairment of goodwill recorded by VMO2 in the amount of 3,572 million euros with an impact of 1,786 million euros on the consolidated income statement of the Telefónica Group (see Note 10).

Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America

On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).

The agreement established the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), fixing the respective closures after the corresponding regulatory authorizations. The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, both the towers acquired in the first phase on September 1, 2020 as well as the towers that were acquired in the second phase in August 2021.

On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out, for a total selling price of 6,346 million euros.

On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America was carried out, for a selling price of 887 million euros.

On August 2, 2021, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out, which stated a total purchase price of 632 million euros. With the closing of this transaction, together with the sales of the telecommunications towers divisions in Europe and Latin America carried out in June,

the sale process agreed between Telxius and ATC was finalized.

These transactions generated in 2021 a gain of 6,099 million euros registered in "Other income" (see Note 26), with the following breakdown:

	Millions of euros
Selling price	7,865
Less: carrying amount of net assets and transaction costs	1,729
Result before reclassification of translation differences	**6,136**
Translation differences	(37)
Result of the transaction: gain	**6,099**
Income tax	(162)
Result attributable to non-controlling shareholders	(2,246)
Result attributable to equity holders of the parent	**3,691**

After the closing of these transactions, the companies of the Europe and Latin América towers divisions were excluded from the consolidation perimeter. The Telefónica Group operators maintained the leases agreements of the towers signed with the sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use and lease liabilities were recorded in the consolidated statement of financial position, amounting to 2,633 million euros (see Note 9) and 2,775 million euros (see Note 20), respectively.

Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, under the segregation plan stated in the Oi Agreement (see Note 29.c).

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, which was subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date). A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement.

The total consideration also included 110 million Brazilian reais subject to the fulfilment of certain targets, and other costs amounting to 8 million Brazilian reais. Thus, the total

consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).

On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The fair value assigned to Oi's licenses amounted to 520 million euros. The goodwill amounted to 676 million euros (see Note 5).

In October 2023, the arbitration proceeding between the parties ended (see Note 29.c), resulting on a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (compared to the 5,373 million Brazilian reais of the initial price). As a result, 50% of the retained amount (488 million reais), plus applicable interest was offset against the amount allocated as debt and the other 50%, in the updated amount of 277 million reais (51 million euros at such date), was withdrawn by Telefónica Brasil before the Arbitration Chamber (see Note 5).

Agreement between Telefónica de España and Telefónica Infra with Vauban Infrastructure Partners and Credit Agricole Assurance for the establishment of Bluevia

In July 2022, an agreement was reached between Telefonica de España and Telefonica Infra with the consortium formed by Vauban Infrastructure Partners (Vauban) and Crédit Agricole Assurances (CAA) for the establishment of a company, Bluevia Fibra, S.L. for the deployment and commercialization of a fiber to the home network mainly in rural areas in Spain.

On December 20, 2022 once the regulatory authorizations were obtained and after the fulfillment of the remaining agreed conditions, the transaction was completed.

The consortium formed by CAA and Vauban has acquired 45% of the Company for a total amount of 1,021 million euros in cash, paid on the closing of the agreement (see Note 28). The transaction had no impact on the consolidated income statements of the Telefónica Group as it consisted on the sale of minority interest, with Telefónica retaining control over Bluevia. The impact of this transaction in equity attributable to equity holders of the parent was an increase of 986 million euros in "Retained earnings". In addition, there was in increase in equity attributable to non-controlling interest amounting to 23 million euros (see Note 17).

The difference between the tax value of the assets transferred to Bluevia and their carrying amount in the Group's consolidated annual accounts generated a

deferred tax asset for deductible temporary differences amounting to 548 million euros (see Note 25).

Collective Bargaining Agreement and Collective Redundancies Plan

On December 28, 2023, certain subsidiaries of Telefónica Spain and the most representative Trade Union Organizations reached an agreement to sign the III Collective Bargaining Agreement valid until December 31, 2026 and can be extended for a further year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context. These agreements were endorsed on January 3, 2024.

In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provides for collective redundancies affecting up to a total of 3,420 employees. Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons.

In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes (see Note 24) corresponding to Telefónica Spain has been recorded as of December 31, 2023, based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan.

Public Offer for the Acquisition of Shares of Telefónica Deutschland

On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares of Telefónica Deutschland Holding AG ("Telefónica Deutschland"). The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).

At the date of the Offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland and, consequently, the Offer was announced on shares representing approximately 28.19% remaining.

On December 31, 2023, Telefónica owned 82.43% of the share capital of Telefónica Deutschland (70.58% as of December 31,2022), having made direct purchases on the market for an amount of 816 million euros (see Note 27.h y 28).

These purchases made in 2023 produced an increase of 46 million euros in the equity attributed to the parent company and a decrease of 866 million euros in the equity attributed to minority interests (see Note 17 h).

The Offer was settled on January 26, 2024 reaching 94.12% of the share capital, including acquisitions through the Offer and acquisitions in the market until that date (See Note 31).

Alternative measures not defined in IFRS

In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group's performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2023, 2022 and 2021:

Millions of euros	2023	2022	2021
OIBDA	**11,390**	**12,852**	**21,983**
Depreciation and amortization	(8,797)	(8,796)	(8,397)
Operating income	**2,593**	**4,056**	**13,586**

OIBDA in 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of VMO2 amounting to 4,460 million euros (see Note 4).

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2022, 2021 and 2020 (see Note 4):

2023

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	**3,229**	**2,640**	**4,128**	**1,510**	**(45)**	**(72)**	**11,390**
Depreciation and amortization	(2,200)	(2,323)	(2,511)	(1,557)	(244)	38	(8,797)
Operating income	**1,029**	**317**	**1,617**	**(47)**	**(289)**	**(34)**	**2,593**

2022

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	**4,588**	**2,558**	**3,732**	**1,958**	**94**	**(78)**	**12,852**
Depreciation and amortization	(2,157)	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income	**2,431**	**263**	**1,363**	**159**	**(124)**	**(36)**	**4,056**

2021

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	**3,377**	**919**	**2,424**	**3,138**	**1,718**	**10,648**	**(241)**	**21,983**
Depreciation and amortization	(2,153)	0	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	**1,224**	**919**	**30**	**1,220**	**(155)**	**10,292**	**56**	**13,586**

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions

OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.

We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.

Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.

The Group management also uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.

In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Millions of euros	2023	2022	2021
Operating income	**2,593**	**4,056**	**13,586**
Depreciation and amortization	(8,797)	(8,796)	(8,397)
OIBDA	**11,390**	**12,852**	**21,983**
Capital expenditures in intangible assets (Note 6)	(1,838)	(1,530)	(2,981)
Capital expenditures in property, plant and equipment (Note 8)	(3,741)	(4,289)	(4,286)
CapEx	**(5,579)**	**(5,819)**	**(7,267)**
OIBDA-CapEx	**5,811**	**7,033**	**14,716**
Spectrum acquisitions (Note 6)	183	173	1,704
OIBDA-CapEx excluding spectrum acquisitions	**5,994**	**7,206**	**16,420**

Debt indicators

As calculated by us, net financial debt includes:

(A) adding the following liabilities:

   i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),

ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales), and

iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".

(B) subtracting the following amounts from the resulting amount of the preceding step:

i. "Cash and cash equivalents",

ii. "Other current financial assets" (which include short-term derivatives),

iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",

iv. The positive mark-to-market value of derivatives with a maturity beyond one year,

v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position). "Financial assets and other non-current assets" includes derivatives, installments for long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.

vi. Mark-to-market adjustment by cash flow hedging activities related to debt, and

vii. Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.

We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.

We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2023 and 2022 to the Telefónica Group's gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2023	12/31/2022
Non-current financial liabilities	33,360	35,059
Current financial liabilities	3,701	4,020
Gross financial debt	**37,061**	**39,079**
Cash and cash equivalents	(7,151)	(7,245)
Other current financial assets	(1,066)	(2,431)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (Note 30)	(13)	—
Positive mark-to-market value of long-term derivative instruments (Note 12)	(1,940)	(2,668)
Other liabilities included in "Payables and other non- current liabilities"	1,750	1,431
Other liabilities included in "Payables and other current liabilities"	446	402
Other assets included in "Financial assets and other non-current assets"	(1,481)	(1,892)
Other assets included in "Receivables and other current assets"	(711)	(646)
Other current assets included in "Tax receivables" (Note 25)	—	(123)
Mark-to-market adjustment by cash flow hedging activities related to debt	659	1,102
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(205)	(322)
Net financial debt	**27,349**	**26,687**
Lease liabilities	8,920	8,645
Net financial debt plus leases	**36,269**	**35,332**
Gross commitments related to employee benefits and associated economic hedging	6,159	5,291
Value of associated long-term assets	(114)	(104)
Tax benefits	(1,535)	(1,281)
Net commitments related to employee benefits	**4,510**	**3,906**
Net financial debt plus commitments	**31,859**	**30,593**
Net financial debt plus leases plus commitments [*]	**40,779**	**39,238**

[*] Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30).

Free Cash Flow

The Group's free cash flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company's shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.

The following table presents the reconciliation between the Telefónica Group's Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2023, 2022 and 2021:

Millions of euros	2023	2022	2021
Net cash flow provided by operating activities	**11,649**	**11,763**	**10,268**
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(5,851)	(5,508)	(6,164)
Dividends paid to non-controlling interests (Note 28)	(438)	(438)	(410)
Payments for commitments related to employee benefits (Note 28)	854	853	844
Payments of financed spectrum without explicit interest (Notes 21 and 28)	(112)	(108)	(108)
Free Cash Flow excluding lease principal payments	**6,102**	**6,562**	**4,430**
Lease principal payments (Notes 20 and 28)	(2,114)	(1,996)	(1,782)
Free Cash Flow	**3,988**	**4,566**	**2,648**

Note 3. Accounting policies

As stated in Note 2, the Group's consolidated statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group's activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela has been considered a hyperinflationary economy since 2009. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, the Group maintains as a policy for the purposes of the consolidated financial statements the estimation of an exchange rate, known as synthetic exchange rate, that matches the progression of inflation and reflects the economic and financial position of the Group's Venezuelan operations in a more accurate way.

The synthetic exchange rate is calculated considering the inflation rates that are published. On an annual basis, these rates are 189.8%, 174.3% and 686.4% for 2023, 2022 and 2021, respectively.

The exchange rate used to translate inflation-adjusted bolivar-denominated items in the consolidated financial statements is the synthetic exchange rate as of the closing date of each reporting period, amounting to 159.45 digital bolivars per U.S. dollar, 45.18 digital bolivars per U.S. dollar and 16.47 digital bolivars per U.S. dollar as of December 31, 2023, 2022 and 2021, respectively. In turn, the official reference exchange rate at December 31, 2023 was 35.959 VED/USD (17.489 VED/USD and 4.597VED/USD at December 31, 2022 and 2021, respectively).

The use of a synthetic exchange rate versus the official reference exchange rate does not have a significant impact given the contribution of Telefónica Venezolana to the consolidated financial position and to the Group's results and cash flows for the year.

In 2018 Argentina became a hyperinflationary economy. In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2023, 2022 and 2021 is 3,533.2%, 1,134.6% and 582.5%, respectively, while on an annual basis the index for 2023 is 211% (95% and 51% in 2022 and 2021, respectively).

The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2023 financial statements is the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 and 116.37 Argentine pesos per euro at December 31, 2022 and 2021, respectively).

The Group includes in a single line item ("Translation Differences") all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.

b) Translation methodology

The income statements and statements of cash flows of the Telefónica Group's foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

- Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group ("Service concession arrangements and licenses") are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

- The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 4 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

- Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept Own work capitalized of the line item Other income.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group's subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets' estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

	Years of estimated useful life
Buildings	25 – 40
Plant and machinery	4 – 30
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill, intangible assets and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset's recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a right of use asset that represents the right to use the underlying asset over the term of the lease, and a lease liability for the present value of the lease payments payable over the lease term – discounted using the incremental borrowing rate at the start date of the lease.

Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.

Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.

The Group uses the "low value" asset lease recognition exemption for office equipment and the short-term lease recognition exemption for all leases with a term of 12 months or less. Therefore, lease payments in such cases are recognized as an expense on a straight-line basis over the lease term.

The Group recognizes non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.

The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. Notably, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).

Where the Group acts as a lessor, leases are classified between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. Any difference between the carrying amount of the business contributed and the fair value of the retained investment and the consideration received from disposal is recognized in full in profit or loss.

i) Financial assets and liabilities

Financial Assets

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets).

Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.

Derivative financial instruments and hedge accounting

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria

for hedge accounting and, if appropriate, on the nature of the hedge.

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Audio-visual rights

Audio-visual rights which will generally be consumed in a period of less than twelve months, as well as own content whose production cycle will in no case exceed thirty-six months, are included in inventories.

The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.

In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.

The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense. Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the

competition. All other sports rights are recognized in the income statement upon first broadcast. When these rights are paid for prior to the moment of allocation to the income statement, and the terms and conditions of the agreement involve performance obligations that still have to be fulfilled in the future by both parties (also known as executory contracts), prepaid amounts are recognized as prepayments under "Other current assets".

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenues and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.

Revenues from calls carried on Telefónica's networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.

Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

When the Group is in an intermediary position between a supplier/vendor and an end customer, it must determine if it is supplying the product or service as the principal in the transaction or if it is acting as an agent on behalf of the supplier (manufacturer, wholesaler). The distinction involves identifying who controls the goods or services being provided and who is the primary obligor to satisfy the performance obligations in the arrangement. Control is often evidenced when, in the delivery to the end customer, the Group provides significant integration of the goods and services from a third party vendor into its own goods and services. In addition to this, assessment of the primary obligor includes the analysis of indicators such as: whether the Group's responsibilities require infrastructure and resources with specific functionalities, who acts as the main customer contact, who manages claims and provides support services, and who has discretion setting the final price. This principal/agent assessment affects the timing and amount of revenue recognized in the financial statements, either on a gross basis as the principal or on a net basis as the agent, representing the margin earned by the Group for arranging the transaction between the principal and the customer. This is particularly relevant for the Group in connection with digital services, such as streaming TV content, software licenses and other cloud-based products and services.

For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any consideration received from the customer for these items is allocated to the remaining elements.

When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred. For the purposes of allocating to profit or loss the incremental costs of obtaining a contract with indefinite duration, renewal periods are taken into consideration, estimated on the basis of the customer churn rate, unless there are contract renewal costs which are commensurate with those incurred in the initial contract.

As part of our strategy, the Group has increased its use of renewable energy through power purchase agreements (PPAs) to purchase energy from sustainable sources, such as wind and solar. These contracts often have a long term and provide the Group with a mechanism to ensure the supply of green energy at fixed prices. When these arrangements involve physical delivery of electricity and are entered into for the purpose of receiving the energy for the entity's expected purchase, sale or usage requirements (i.e. volume agreed does not exceed actual and expected power needs), the contract is for "own use" and is generally accounted for as power purchases or sales when the underlying transactions take place.

m) Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the statement of financial position as "Non-current assets and disposal groups held for sale" and "Liabilities associated with non-current assets and disposal groups held for sale". Once classified as held for sale property, plant and equipment and intangible assets (including right-of-use assets) are no longer depreciated or amortized.

The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable: management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification.

n) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group's results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).

Non-current assets and goodwill

The accounting treatment of investments in non-current assets such as property, plant and equipment, intangible assets and interests in associates and joint ventures, entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

Also, upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of its business plan, including significant judgments when considering significant assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

The Telefónica Group evaluates its cash-generating units' performance on a regular basis to identify potential impairments of goodwill and other non-current assets. Determining the recoverable amount of the cash-generating units also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group's ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.

Provisions

Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.

Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Revenue recognition

Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.

Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.

Leases

Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.

Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.

Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.

o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2023 are consistent with those used in the preparation of the Group's consolidated annual financial statements for the year ended December 31, 2022, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2023.

The application of these amendments for the current reporting period did not have a significant impact on the consolidated financial statements of the Group. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new pronouncements.

IFRS 17: Insurance contracts

IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Applies to all types of insurance contracts (i.e.,

life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects.

Given the nature of the Group's core business, the adoption of IFRS 17 did not have a significant impact on the Group's consolidated equity at the date of transition to the new requirements (less than 1 million euros as of January 1, 2023). At the transition date, the balances of insurance and reinsurance contract assets and liabilities have been reclassified from receivables (payables) to specific line items within other current assets (liabilities) amounting to 132 million euros and 197 million euros, respectively (see Notes 14 and 22).

The Group has considered the disclosures required by the new standard in preparing the annual consolidated financial information.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

These amendments narrow the scope of the initial recognition exception, so that it does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The application of these requirements for the current reporting period did not have a significant impact on the annual consolidated financial statements of the Group.

Amendments to IAS 12: International Tax Reform – Pillar Two Model Rules

The amendments give companies temporary relief from accounting for deferred taxes arising from jurisdictions implementing the OECD international tax reform, and include targeted disclosure requirements to help investors better understand an entity's exposure to income taxes arising from the reform, particularly before local legislation that regulates said taxes enters into force.

At the date of authorization for issue of these consolidated annual financial statements, the legislation implementing the Pillar Two rules was not yet effective in Spain. The Group has used this exception not to recognize and disclose information about deferred tax assets and liabilities related to the ongoing tax reform. Also, in preparing the annual consolidated information, the Group has taken into consideration the disclosures on possible impacts derived from the application of the Pillar Two rules, which are included in Note 25.

Amendments to IAS 8 – Definition of Accounting Estimates

These amendments clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The distinction between accounting estimates and accounting policies is important because changes in accounting estimates are applied prospectively to future transactions and events, whereas changes in accounting policies are generally applied retrospectively.

The Group's practice is consistent with these criteria and therefore these amendments had no impact on the Group's annual consolidated financial statements.

Amendments to IAS 1 and Practice Statement 2 – Disclosure of Accounting Policies

These amendments provide guidance and examples on how to apply the concept of materiality to accounting policy disclosures, the amendments require entities to disclose their "material" rather than their "significant" accounting policies.

The amendments have been considered in preparing the Group's annual consolidated financial statements.

New standards and amendments to standards issued but not effective as of December 31, 2023.

At the date of preparation of the consolidated financial statements, the following amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025

Based on the assessment performed to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Note 4. Segment information

In 2023 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (recorded by the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).

During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:

(i) On June 1, 2021, upon the establishment of the VMO2 joint venture (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see notes 2 and 10). The 2021 results include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMO2 from June 1 to December 31 (see Note 10). The gain registered on the establishment of VMO2, amounting to 4,460 million euros (see notes 2 and 26), are recorded in "Other companies".

(ii) The Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2). The Telxius Group's results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 26), were recorded in "Other companies".

The impairment loss on goodwill of Telefónica Ecuador in 2023 (see Note 7) and of Telefónica del Perú in 2021, as well as, the impairment losses on other assets of Telefonica Argentina in 2022 (see notes 6 and 8), are included in the Telefónica Hispam segment.

The segments referred to above include the information relating to the fixed, mobile, cable, data, internet, television and other digital services businesses provided in each country. Intersegment transactions are carried out as if on an arm's length basis.

Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021 (see Note 5), are reported within "Other companies". "Other companies" also includes the share of results of investments

accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. has ownership interests (see Note 10).

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed through operating income.

Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group's consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 9) regarding the Group's operating segments:

2023

Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,654	–	8,614	9,650	8,381	3,553	(2,200)	40,652
External revenues	12,350	–	8,585	9,637	8,284	1,790	6	40,652
Intersegment revenues	304	–	29	13	97	1,763	(2,206)	–
Other operating income and expenses[1]	(9,425)	–	(5,974)	(5,522)	(6,871)	(3,598)	2,128	(29,262)
OIBDA	3,229	–	2,640	4,128	1,510	(45)	(72)	11,390
Depreciation and amortization	(2,200)	–	(2,323)	(2,511)	(1,557)	(244)	38	(8,797)
Operating income	1,029	–	317	1,617	(47)	(289)	(34)	2,593
Share of (loss) income of investments accounted for by the equity method	(23)	(2,030)	–	–	(3)	(106)	–	(2,162)
CapEx	1,607	–	1,133	1,671	938	230	–	5,579
Acquisitions of rights of use	575	–	624	815	387	48	(58)	2,391

[1] Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

2022

Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,497	–	8,224	8,870	9,141	3,243	(1,982)	39,993
External revenues	12,224	–	8,195	8,854	9,026	1,685	9	39,993
Intersegment revenues	273	–	29	16	115	1,558	(1,991)	–
Other operating income and expenses[1]	(7,909)	–	(5,666)	(5,138)	(7,183)	(3,149)	1,904	(27,141)
OIBDA	4,588	–	2,558	3,732	1,958	94	(78)	12,852
Depreciation and amortization	(2,157)	–	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income	2,431	–	263	1,363	159	(124)	(36)	4,056
Share of income (loss) of investments accounted for by the equity method	(15)	292	–	–	(19)	(41)	–	217
CapEx	1,550	–	1,209	1,795	1,058	212	(5)	5,819
Acquisitions of rights of use	724	–	594	596	514	17	3	2,448

[1] Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

Index

Notes to the consolidated financial statements

2021

Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,417	2,628	—	7,765	6,910	8,362	3,059	(1,864)	39,277
External revenues	12,156	2,609	—	7,738	6,897	8,258	1,628	(9)	39,277
Intersegment revenues	261	19	—	27	13	104	1,431	(1,855)	—
Other operating income and expenses[1]	(9,040)	(1,709)	—	(5,341)	(3,772)	(6,644)	7,589	1,623	(17,294)
OIBDA	3,377	919	—	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	—	30	1,220	(155)	10,292	56	13,586
Share of (loss) income of investments accounted for by the equity method	(2)	—	(103)	—	—	(6)	(16)	—	(127)
CapEx	1,815	933	—	1,284	2,069	978	206	(18)	7,267
Acquisitions of rights of use [2]	482	389	—	833	489	387	113	(254)	2,439

[1] Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

[2] Additionally, rights of use in the amount of 2,633 million euros have been recorded in 2021 following the sale of the tower division of Telxius.

Index

Notes to the consolidated financial statements

The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK (VMO2) in 2023 and 2022 (see Note 2). VMO2 is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100% and the reconciliation with the Telefónica Group's share of income (loss) accounted for by the equity method.

VMO2

Millions of euros	January-December 2023	January-December 2022	June - December 2021
Revenues	12,547	12,155	7,223
Other operating income and expenses	(8,116)	(7,754)	(4,773)
Impairment losses in goodwill	(3,572)	—	—
OIBDA	**859**	**4,401**	**2,450**
Depreciation and amortization	(3,685)	(4,170)	(2,395)
Operating income	**(2,826)**	**231**	**55**
Share of income (loss) of investments accounted for by the equity method	**2**	**1**	**—**
Financial income	55	24	27
Financial expenses	(1,436)	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net	(924)	2,567	489
Foreign currency transaction losses, net	677	(1,296)	(367)
Net financial expense	**(1,628)**	**275**	**(355)**
Result before taxation	**(4,452)**	**507**	**(300)**
Income tax	265	(15)	65
Result for the period (100% VMO2)	**(4,187)**	**492**	**(235)**
50% attributable to Telefónica Group	**(2,094)**	**246**	**(117)**
Share-based compensation	8	14	14
Sale of minority stake in Cornerstone	76	—	—
Other adjustments	(20)	32	—
Share of (loss) income of investments accounted for by the equity method	**(2,030)**	**292**	**(103)**
Capital expenditures (CapEx)	**2,408**	**2,707**	**1,508**
Acquisitions of rights of use	**135**	**118**	**75**

Index

Notes to the consolidated financial statements

The following table presents main assets and liabilities by segment:

2023

Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,186	–	11,114	18,749	6,742	2,243	(12)	53,022
Rights of use	1,771	–	3,203	2,258	1,179	111	(74)	8,448
Investments accounted for by the equity method	233	7,774	–	3	219	361	–	8,590
Financial assets and other non–currents assets	1,058	–	962	1,054	1,374	7,384	(4,564)	7,268
Deferred tax assets	2,676	–	538	406	738	1,882	–	6,240
Other current financial assets	36	–	10	55	272	3,660	(2,955)	1,078
Non-current assets and disposal groups held for sale	–	–	–	–	273	–	–	273
Total allocated assets	**27,119**	**7,774**	**18,565**	**26,114**	**15,019**	**23,096**	**(13,363)**	**104,324**
Non-current financial liabilities	695	–	1,235	688	6,164	28,948	(4,370)	33,360
Non-current lease liabilities	1,223	–	2,559	1,817	1,111	44	(46)	6,708
Deferred tax liabilities	82	–	254	927	601	838	–	2,702
Current financial liabilities	1,458	–	286	48	768	6,960	(5,819)	3,701
Current lease liabilities	486	–	555	725	476	20	(23)	2,239
Liabilities associated with non-current assets and disposal groups held for sale	–	–	–	–	37		–	37
Total allocated liabilities	**16,869**	**–**	**9,937**	**9,837**	**13,720**	**40,159**	**(13,294)**	**77,228**

Index

Notes to the consolidated financial statements

2022

Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,285	–	11,602	18,217	7,870	2,237	(9)	54,202
Rights of use	1,722	–	3,277	2,048	1,169	100	(37)	8,279
Investments accounted for by the equity method	252	10,779	–	–	146	410	–	11,587
Financial assets and other non-currents assets	875	–	992	984	1,578	6,082	(2,410)	8,101
Deferred tax assets	2,395	–	463	485	612	929	–	4,884
Other current financial assets	32	–	34	162	222	7,435	(5,441)	2,444
Non-current assets and disposal groups held for sale	–	–	–	–	–	7	–	7
Total allocated assets	**27,917**	**10,779**	**19,142**	**24,875**	**15,951**	**26,288**	**(15,310)**	**109,642**
Non-current financial liabilities	2,089	–	1,510	653	2,502	30,425	(2,120)	35,059
Non-current lease liabilities	1,317	–	2,663	1,531	1,115	45	(14)	6,657
Deferred tax liabilities	95	–	274	1,032	744	922	–	3,067
Current financial liabilities	1,840	–	128	350	4,120	8,449	(10,867)	4,020
Current lease liabilities	392	–	597	629	402	19	(19)	2,020
Liabilities associated with non-current assets and disposal groups held for sale	–	–	–	–	–	–	–	–
Total allocated liabilities	**16,782**	**–**	**10,246**	**9,437**	**13,861**	**42,869**	**(15,261)**	**77,934**

Index

Notes to the consolidated financial statements

The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 10):

VMO2

Millions of euros	December 2023	December 2022
Fixed assets	38,817	42,576
Rights of use	773	862
Financial assets and other non-currents assets	1,741	2,763
Deferred tax assets	366	79
Other current financial assets	569	511
Total assets	**46,455**	**50,062**
Non-current financial liabilities	21,061	19,668
Non-current lease liabilities	663	725
Deferred tax liabilities	1	1
Current financial liabilities	4,165	3,248
Current lease liabilities	201	221
Total liabilities	**30,727**	**28,626**

Notes to the consolidated financial statements

Index

The composition of segment revenues is as follows:

Millions of euros

Country by segments	2023 Fixed	2023 Mobile	2023 Others and elims.	2023 Total	2022 Fixed	2022 Mobile	2022 Others and elims.	2022 Total	2021 Fixed	2021 Mobile	2021 Others and elims.	2021 Total
Spain (*)				12,654				12,497				12,417
United Kingdom				—				—	96	2,532	—	2,628
Germany	827	7,767	20	8,614	806	7,394	24	8,224	814	6,942	9	7,765
Brazil	2,858	6,792	—	9,650	2,764	6,106	—	8,870	2,300	4,610	—	6,910
Hispam	2,888	5,493	—	8,381	3,138	6,003	—	9,141	2,907	5,444	11	8,362
Other and inter-segment eliminations			1,353	1,353			1,261	1,261			1,195	1,195
Total Group				**40,652**				**39,993**				**39,277**

Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros

Telefónica Spain	2023	2022	2021
Retailers	9,872	9,662	9,699
Wholesalers, mobile handsets sales and others	2,782	2,835	2,718
Total	**12,654**	**12,497**	**12,417**

Note 5. Business combinations

2023

During 2023, no significant business combinations have taken place.

2022

Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, under the segregation plan stated in the Oi Agreement (see Note 29).

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:

- Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL's February 2022 data;

- Spectrum: 43 MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

- Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).

On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The following table presents the consideration, the fair value of the identifiable assets and the liabilities assumed at the acquisition date and the goodwill:

Millions of euros	
Consideration	**1,093**
Intangible assets	539
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	105
Deferred tax assets	44
Trade receivables	74
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(117)
Trade payables	(24)
Provisions	(221)
Other liabilities	(55)
Fair value of net assets	**417**
Goodwill (Note 7)	**676**

The fair value of the licenses was determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.08 years).

The fair value of trade receivables amounted to 74 million euros, which did not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 7 million euros.

At the acquisition date, contingent liabilities were recognized at fair value in the amount of 90 million euros.

The contribution of Garliava since its inclusion in the scope of consolidation and until December 31, 2022 was 206 million euros in revenues and 1 million euros in profit for the period. The information was only available since the mobile assets of Oi assigned to Telefónica Brasil were contributed to Garliava. Consequently, it was not practicable to calculate these impacts as if the transaction had taken place on January 1, 2022.

On October 3, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A., started an arbitration procedure against the Seller (see Note 29.c). The Buyers made a judicial deposit of the amount withheld from the updated purchase price (see Note 15), until the dispute arising from the price adjustment was resolved by arbitration, corresponding to Telefónica Brazil an amount of 522

million reais at December 31, 2022 (approximately 94 million euros).

In October 2023, the arbitration proceeding between the parties ended (see Note 29.c), resulting on a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (compared to the 5,373 million Brazilian reais of the initial price, see Note 2). As a result, 50% of the retained amount (488 million reais), plus applicable interest was offset against the amount allocated as debt and the other 50%, in the updated amount of 277 million reais (51 million euros at such date), was withdrawn by Telefónica Brasil before the Arbitration Chamber.

The post-closing price adjustment occurred during the second half of 2023, after the measurement period of the purchase price allocation process. Therefore, the impact generated by the post-closing price adjustment was recorded in the 2023 income statement, with no changes in the goodwill recorded as of December 31, 2022.

Acquisition of Incremental

On March 21, 2022, Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental), one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies. At the date of preparation of the consolidated financial statements for the year 2022, the purchase price allocation was provisional. In 2023, the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets and liabilities acquired.

The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:

Millions of euros	
Share purchase price	104
Payment obligations cancelled	91
Total	**195**
Intangible assets	24
Customer relationships	23
Other intangible assets	1
Property, plant and equipment	1
Rights of use	1
Accounts receivable	11
Other assets	1
Cash and cash equivalents	9
Lease liabilities	(2)
Accounts payable	(3)
Deferred tax liabilities	(6)
Other liabilities	(11)
Fair value of net assets	**25**
Goodwill (Note 7)	**170**

The contribution of Incremental to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 1 million euro profit.

Acquisition of BE-terna

On June 9, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. completed the acquisition of 100% of the shares of the German group BE-terna Acceleration Holding GmbH and affiliates ("BE-terna Group"), for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.

At the date of preparation of the consolidated financial statements for the year 2022, the purchase price allocation was provisional. In 2023, the preliminary allocation was reviewed within the twelve-month period from the acquisition date, resulting in a 3 million euro increase in goodwill.

The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:

Millions of euros	
Share purchase price	191
Payment obligations cancelled	162
Total	**353**
Intangible assets	73
Customer relationships	53
Other intangible assets	20
Property, plant and equipment	6
Right of use	5
Accounts receivable	19
Other assets	12
Cash and cash equivalents	17
Lease liabilities	(5)
Trade payables	(9)
Deferred tax liabilities	(20)
Current tax payables	(6)
Other liabilities	(21)
Fair value of net assets	**71**
Goodwill (Note 7)	**282**

Millions of euros	
Enterprise value	398
Adjustments of debt and cash	(127)
Consideration (share purchase price)	**271**
Intangible assets	108
Customer relationships	107
Other intangible assets	1
Property, plant and equipment	15
Rights of use	8
Other non-current assets	6
Other current assets	45
Deferred tax assets	2
Cash and cash equivalents	19
Deferred tax liabilities	(27)
Other non-current liabilities	(140)
Other current liabilities	(49)
Fair value of net assets	**(13)**
Goodwill (Note 7)	**284**

The contribution of BE-terna Group to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 3 million euros loss.

2021

Acquisition of Cancom

On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L.U. reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd.

Cancom Ltd (currently called Telefónica Tech UK & Ireland Ltd.) is a company that provides end-to-end advanced cloud and cybersecurity services in the United Kingdom and Ireland.

The following table presents the transaction, fair value of assets and liabilities identified at the acquisition moment, and the goodwill generated:

In addition, at the closing of the transaction a payment was made in the amount of 122 million euros to cancel accounts payable of the acquired companies to Cancom Group.

The contribution of Cancom Ltd to the profit for the year 2021, after the impact of the amortization of the assets identified in the purchase price allocation, was a 4 million euros loss.

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2023 and 2022 are as follows:

2023

Millions of euros	Balance at 12/31/2022	Additions	Amorti-zation	Dispo-sals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2023
Service concession arrangements and licenses	7,550	183	(840)	—	—	2	(9)	—	6,886
Software	2,800	486	(1,356)	(1)	—	1,122	38	—	3,089
Customer base	721	—	(333)	—	—	(3)	4	(3)	386
Trademarks	263	—	(33)	—	—	—	5	—	235
Other intangible assets	39	20	(21)	—	(2)	5	2	15	58
Intangible assets in process	644	1,149	—	(1)	—	(1,076)	—	—	716
Total intangible assets	**12,017**	**1,838**	**(2,583)**	**(2)**	**(2)**	**50**	**40**	**12**	**11,370**

2022

Millions of euros	Balance at 12/31/2021	Additions	Amortiz ation	Dispos als	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2022
Service concession arrangements and licenses	7,328	173	(844)	—	(19)	—	392	520	7,550
Software	2,494	495	(1,337)	—	(2)	1,011	119	20	2,800
Customer base	971	—	(356)	—	—	1	—	105	721
Trademarks	276	—	(34)	—	—	1	18	2	263
Other intangible assets	42	22	(28)	(4)	(2)	9	—	—	39
Intangible assets in process	614	840	—	—	(8)	(818)	16	—	644
Total intangible assets	**11,725**	**1,530**	**(2,599)**	**(4)**	**(31)**	**204**	**545**	**647**	**12,017**

Additions of spectrum in 2023 amounted to 183 million euros (173 million euros in 2022).
In 2023 Telefónica Hispam, spectrum acquisitions stand out in Argentina for 109 million euros in the 3.5 GHz band, in Ecuador for 18 million euros and in Uruguay for 24 million euros.

In 2022 15 MHz of spectrum in the 1900 MHz band was renewed in Colombia for an amount of 125 million euros. The amount pending payment is detailed in Notes 21 and 22.

In 2022 Telefónica Brazil renewed spectrum in the 850 MHz band for an amount of 35 million euros. The amount pending payment is detailed in Notes 21 and 22.

"Impairments" in 2022 included an impairment loss related to licenses and software of Telefónica Argentina, amounting to 21 million euros.

"Business combinations" in 2022 corresponded mainly to the acquisition of the intangible assets of Oi, the Incremental Group and the BE-terna Group amounting to 539, 24 and 77 million euros (see Note 5), respectively.

Appendix VI contains the details of the main concessions and licenses which the Group operates.

The effect of the translation into euros of the intangible assets of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2023 and 2022 are as follows:

Balance at December 31, 2023

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,056	(9,061)	(109)	6,886
Software	17,851	(14,753)	(9)	3,089
Customer base	4,166	(3,780)	—	386
Trademarks	958	(723)	—	235
Other intangible assets	867	(805)	(4)	58
Intangible assets in process	724	—	(8)	716
Total intangible assets	**40,622**	**(29,122)**	**(130)**	**11,370**

Balance at December 31, 2022

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,837	(8,123)	(164)	7,550
Software	17,158	(14,344)	(14)	2,800
Customer base	5,089	(4,368)	—	721
Trademarks	944	(681)	—	263
Other intangible assets	870	(829)	(2)	39
Intangible assets in process	652	—	(8)	644
Total intangible assets	**40,550**	**(28,345)**	**(188)**	**12,017**

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2023

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2023
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	7,752	5	—	—	—	319	8,076
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,215	—	—	(58)	(36)	(13)	1,108
Others	827	11	—	—	—	9	847
Total	**18,471**	**16**	**—**	**(58)**	**(36)**	**315**	**18,708**

2022

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2022
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	6,278	695	—	—	—	779	7,752
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,166	—	—	—	—	49	1,215
Others	398	457	—	—	(5)	(23)	827
Total	**16,519**	**1,152**	**—**	**—**	**(5)**	**805**	**18,471**

In 2023, an impairment of goodwill assigned to the cash-generating unit in Ecuador was recorded, amounting to 58 million euros, with a counterpart to Other expenses (see Note 26).

On July 6, 2023, Telefónica Hispanoamérica, S.A. entered into share subscription agreements with the group Kohlberg Kravis Roberts – KKR & Co, Inc. and Entel Perú S.A., for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangeaco, S.A.C., the wholesale fiber-to-the-home ("FTTH") company in Peru, maintaining Telefónica Hispam 36% of the shares of said company. As part of the transaction Telefónica del Perú S.A.A. and Entel Perú will sell to Pangeaco certain assets of their FTTH infrastructure.

The amount in transfers of Telefónica Hispam in 2023 corresponds to the estimation of goodwill of the cash generating unit Telefónica del Perú allocated to this agreement, which has been reclassified to "Non-current assets and disposal groups held for sale" (see Note 30).

Additions of Telefónica Brazil in 2022 mainly corresponded to the goodwill from the acquisition of the

assets of the mobile business of Oi Group (see notes 2 and 5).

Additions in 2022 also included the preliminary goodwill from the acquisitions of Incremental and BE-terna, amounting to 170 million euros and 279 million euros, respectively. The allocation of the purchase price of these transactions was concluded in 2023 (see Note 5).

Cash-generating units

In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2023	12/31/2022
Telefónica Spain	**4,291**	**4,291**
Telefónica Brazil	**8,076**	**7,752**
Telefónica Germany	**4,386**	**4,386**
Telefónica Hispam	**1,108**	**1,215**
Colombia	164	135
Ecuador	75	137
Chile	615	652
Peru	229	265
Uruguay	23	23
Others T. Hispam	2	3
Other companies	**847**	**827**
Telefónica Tech UK & Ireland	438	429
BE-terna	282	279
Others	127	119
TOTAL	**18,708**	**18,471**

Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.

The business plan covers a four-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.

Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.

The process of preparing the CGUs' business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of

operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.

Main assumptions used in calculating value in use

CGUs' value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term OIBDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.

The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany) are described below.

Revenues

In terms of revenues, the four-year plan reflects a trend of stability or improvement.

OIBDA margin and long-term Capital Expenditure (CapEx) ratio

The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where the Telefónica Group operates.

In Europe, the long-term OIBDA margins three-year estimates of Telefónica Group's analysts are within a range of 35% to 39% for Spain and 26% to 31% for Germany.

In relation to the long-term ratio of CapEx over revenues in the valuations performed for the impairment tests for Spain and Germany, the ratios are within the range estimated by the Telefónica Group's analysts in terms of investment needs (range between 10% and 12% for Spain and between 11% and 14% for Germany).

As for the long-term OIBDA margin three-year estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 37% to 45%. Regarding investments, the operator will invest in the horizon of the projected plan a percentage that is aligned with the investment needs planned for the development of its business, which is located in a range between 14% and 19%.

Discount rate

The discount rate, applied to discount cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt

according to the finance structure determined for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which considers the asset's systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.

The most significant components of WACC are summarized as follows:

- Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, influenced by central banks interventions.

- Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.

- Equity Risk Premium: the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.

- Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.

The discount rates applied to the cash flow projections in 2023 and 2022 for the main CGUs are as follows:

Discount rate in local currency	2023	
	Before tax	After-tax
Spain	9.1%	7.0%
Brazil	14.8%	12.0%
Germany	8.4%	5.8%

Discount rate in local currency	2022	
	Before tax	After-tax
Spain	9.0%	6.9%
Brazil	16.4%	12.6%
Germany	8.0%	5.7%

Perpetuity growth rate

Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.

The perpetuity growth rates applied to the cash flow projections in 2023 and 2022 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2023	2022
Spain	0.8%	0.8%
Brazil	4.0%	4.5%
Germany	1.0%	1.0%

The perpetuity growth rates for 2023 remained stable for Spain and Germany compared to those used in the previous year. In the case of Brazil, the perpetual growth rate has been reduced by 0.5 p.p., placing it within the range of analyst estimates; it is consistent with the inflation objective of the Central Bank of Brazil for the medium term (in a range between 1.5% and 4.5%) and it is below the nominal GDP growth rate, which fluctuates around 5.5%, according to market expectations.

Sensitivity to changes in assumptions

The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the

following maximum increases or decreases were assumed, expressed in percentage points:

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables			
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables			
OIBDA Margin	+/-1.75	+/-1.5	+/-2.25
Ratio of CapEx/ Revenues	+/-0.875	+/-0.75	+/-1.125

The sensitivity analysis revealed that there is still room between the recoverable value and the carrying amount for the main CGUs at December 31, 2023.

Regarding the CGU of Ecuador, in the sensitivity of the calculation of the value in use to reasonable variations in the key assumptions, an increase of around 150 basis points in the WACC which is above 16%, would generate an additional impairment of goodwill in the amount of 34 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 2% would have an extra negative impact of 4 million euros on the valuation of goodwill. Regarding the operating assumptions, a 1.75 percentage point decrease in the OIBDA margin would generate an additional impairment of approximately 25 million euros, and a 0.9 percentage points increase in the investment ratio would result in an additional impairment of around 16 million euros.

Note 8. Property, plant and equipment

The composition and movements in 2023 and 2022 of the items comprising net "Property, plant and equipment" were as follows:

2023

Millions of euros	Balance at 12/31/2022	Additions[1]	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2023
Land and buildings	2,641	21	(206)	(21)	—	145	(64)	2,516
Plant and machinery	18,165	1,123	(3,650)	(14)	—	2,399	(76)	17,947
Furniture, tools and other items	576	136	(199)	4	—	112	(11)	618
PP&E in progress	2,332	2,420	—	(38)	(3)	(2,826)	(22)	1,863
Total PP&E	**23,714**	**3,700**	**(4,055)**	**(69)**	**(3)**	**(170)**	**(173)**	**22,944**

[1] Total additions of property, plant and equipment in 2023 amounted to 3,741 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2022

Millions of euros	Balance at 12/31/2021	Addi-tions	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2022
Land and buildings	2,660	25	(216)	(22)	(12)	104	97	5	2,641
Plant and machinery	17,752	1,323	(3,707)	(28)	(43)	1,908	933	27	18,165
Furniture, tools and other items	552	74	(210)	(1)	(1)	132	26	4	576
PP&E in progress	1,761	2,867	—	(12)	(3)	(2,353)	71	1	2,332
Total PP&E	**22,725**	**4,289**	**(4,133)**	**(63)**	**(59)**	**(209)**	**1,127**	**37**	**23,714**

Telefónica Spain's investments in property plant and equipment in 2023 and 2022 amounted to 1,092 and 1,288 million euros, respectively, focused on continuing the deployment of the fiber optic network to achieve the goal of decommissioning the legacy copper network. Likewise, investment in 4G network capacity continues, as well as the development of the 5G network.

Telefónica Germany's investments in property, plant and equipment in 2023 and 2022 amounted to 747 and 854 million euros, respectively. The strong progress in the network modernization continues, specially 5G rollout. The transformation of the transport network continued in 2023, as well as the maintenance of the focus in the evolution of the radical transformation of business support systems.

Telefónica Brazil's investments in property, plant and equipment in 2023 and 2022 amounted to 1,130 and 1,277 million euros, respectively. The investments were mainly dedicated to extending the capacity of the 4G mobile networks, improving quality, absorbing traffic growth and preparing the preparing the network for 5G, as well as a massive rollout of 5G in the 3,500MHz band.

Telefónica Hispam's investments in property, plant and equipment in 2023 and 2022 amounted to 586 and 732 million euros, respectively. Investments continued to focus on the improvement of the mobile networks (with the expansion of the coverage and capacity reinforcement), as well as on the deployment of fiber.

"Transfers and others" in 2023 includes the reclassifications of fiber optic assets in Peru amounted to 163 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).

"Impairments" in 2022 included an impairment loss related to assets of Telefónica Argentina, amounting to 56 million euros.

"Business combinations" in 2022 mainly corresponded to the acquisition of property, plant and equipment of Oi, the Incremental Group and the BE-terna Group amounting to 29, 1 and 6 million euros (see Note 5), respectively.

In 2022, there was an increase in the depreciation of property, plant and equipment amounted to 8 million euros (47 million euros in 2021) due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.

The effect of translating into euros of property, plant and equipment of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".

Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2023 and 2022 were as follows:

Balance at December 31, 2023

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,689	(6,116)	(57)	2,516
Plant and machinery	88,224	(70,001)	(276)	17,947
Furniture, tools and other items	5,190	(4,558)	(14)	618
PP&E in progress	1,877	—	(14)	1,863
Total PP&E	**103,980**	**(80,675)**	**(361)**	**22,944**

Balance at December 31, 2022

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,097	(6,375)	(81)	2,641
Plant and machinery	91,319	(72,742)	(412)	18,165
Furniture, tools and other items	5,157	(4,566)	(15)	576
PP&E in progress	2,343	—	(11)	2,332
Total PP&E	**107,916**	**(83,683)**	**(519)**	**23,714**

Note 9. Rights of use

The movement of rights of use in 2023 and 2022 is as follows:

2023

Millions of euros	Balance at 12/31/2022	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2023
Rights of use on land and natural properties	885	194	(231)	(10)	—	(4)	834
Rights of use on buildings	4,130	1,345	(1,172)	(95)	1	78	4,287
Rights of use on plant and machinery	3,037	752	(686)	(26)	3	—	3,080
Other rights of use	227	100	(70)	(2)	(6)	(2)	247
Total of rights of use	**8,279**	**2,391**	**(2,159)**	**(133)**	**(2)**	**72**	**8,448**

2022

Millions of euros	Balance at 12/31/2021	Additions	Amorti-zation	Disposals	Business combina-tions	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2022
Rights of use on land and natural properties	793	367	(279)	(7)	—	(15)	26	885
Rights of use on buildings	3,561	1,402	(1,139)	(29)	110	(11)	236	4,130
Rights of use on plant and machinery	3,024	596	(574)	(19)	—	(5)	15	3,037
Other rights of use	201	83	(72)	(2)	1	11	5	227
Total of rights of use	**7,579**	**2,448**	**(2,064)**	**(57)**	**111**	**(20)**	**282**	**8,279**

"Business combinations" in 2022 corresponded to the acquisition of rights of use of Oi, the Incremental Group and the BE-terna Group (see Note 5) amounted to 105, 1 and 5 million euros, respectively.

The effect of the translation into euros of rights of use of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) is shown in the column "Translation differences and hyperinflation adjustments".

In 2022, there was an increase in amortization of rights of use amounted to 17 million euros (40 million euros in 2021) due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model announced in November 2019.

The gross cost and accumulated depreciation of the rights of use at December 31, 2023 and 2022 are as follows:

Balance at December 31, 2023

Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	2,051	(1,217)	834
Rights of use on buildings	9,411	(5,124)	4,287
Rights of use on plant and machinery	5,250	(2,170)	3,080
Other rights of use	498	(251)	247
Total of rights of use	**17,210**	**(8,762)**	**8,448**

Balance at December 31, 2022

Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,923	(1,038)	885
Rights of use on buildings	8,053	(3,923)	4,130
Rights of use on plant and machinery	4,560	(1,523)	3,037
Other rights of use	469	(242)	227
Total of rights of use	**15,005**	**(6,726)**	**8,279**

The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2023 and 2022 are as follows.

Millions of euros	2023	2022
Short-term leases included in operating results as supplies	73	79
Variable lease payments not included in the measurement of lease liabilities	14	17
Total expenses as supplies	**87**	**96**
Short-term leases included in external services	45	52
Leases of low-value assets included in external services	7	8
Variable lease payments not included in the measurement of lease liabilities	16	26
Total expenses as external services (Note 26)	**68**	**86**
Total lease expenses	**155**	**182**

Note 10. Associates and joint ventures

The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

Millions of euros	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method		
		12/31/2023	12/31/2022	2023	2022	2021
VMED O2 UK Ltd	50%	7,774	10,779	(2,030)	292	(103)
Movistar Prosegur Alarmas	50%	230	252	(22)	(12)	(2)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	100	79	(4)	(8)	(3)
Unsere Grüne Glasfaser	50%	97	108	(55)	(64)	(25)
Opal Jvco Limited (nexfibre)	25%	55	55	(32)	26	—
Utiq, S.A.	25%	5	—	—	—	—
Others		4	2	(2)	(4)	1
Joint ventures		**8,265**	**11,275**	**(2,145)**	**230**	**(132)**
Daytona Midco, S.L. (Nabiax)	20%	65	120	(1)	(1)	—
Adquira España, S.A.	44.44%	4	4	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	150	79	7	—	(1)
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	14	12	(10)	(15)	—
Internet para todos S.A.C.	54.67%	55	55	—	(3)	(5)
Telefónica Factoring España, S.A.	50%	7	7	4	4	3
Telefónica Factoring do Brasil, Ltda.	50%	2	3	1	3	3
Telefónica Factoring Peru, S.A.C.	50%	3	2	1	1	1
Telefónica Factoring Colombia, S.A.	50%	1	1	1	1	1
Telefónica Factoring México, S.A.de C.V.	50%	1	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Renting, S.A.	50%	1	1	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	18	19	1	2	2
Movistar Consumer Finance Colombia SAS	50%	—	2	(21)	(3)	(1)
Others		3	5	—	(2)	2
Associates		**325**	**312**	**(17)**	**(13)**	**5**
Total		**8,590**	**11,587**	**(2,162)**	**217**	**(127)**

The detail of the movement in investments accounted for by the equity method in 2023 and 2022 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2021	**12,773**
Additions	181
Disposals	(12)
Translation differences and other comprehensive income (loss)	(646)
Income (loss)	217
Dividends	(920)
Transfers and others	(6)
Balance at 12/31/2022	**11,587**
Additions	236
Translation differences and other comprehensive income (loss)	144
(Loss) income	(2,162)
Dividends	(1,218)
Transfers and others	3
Balance at 12/31/2023	**8,590**

Additions for the year 2023 includes the capital increase of 73 million euros at Unsere Grüne Glasfaser (50 million euros for the year 2022) and the capital increase in nexfibre amounting to 33 million euros (see Note 28).

Additions in 2023 also includes 70,960 million Chilean pesos (equivalent to 73 million euros) corresponding to the capital contribution made by Telefónica Chile, S.A. in HoldCo Infraco SpA (of which it owns 40% of the capital) for the acquisition by InfraCo SpA (a subsidiary of HoldCo InfraCo SpA) of the fiber optic assets owned by Empresa Nacional de Telecomunicaciones S.A. ("Entel") following its authorization by the National Economic Prosecutor's Office on December 14, 2023.

"Translation differences and other comprehensive income (loss)" for the year 2023 mainly includes the impact of the pound sterling appreciation associated with the investment in VMO2, amounting to 219 million euros (627 million euros associated with sterling depreciation for the year 2022) and the results of the defined benefit pension plan in VMO2 amounting to 41 million euros (106 million euros for the year 2022). This also includes losses imputed to equity on derivatives financial instruments in Unsere Grüne Glasfaser amounting to 30 million euros (69 million euros gains for the year 2022).

During the year 2023, dividends amounting to 1,000 million pounds sterling were received from VMO2, equivalent to 1,154 million euros (800 million pounds sterling equivalent to 909 million euros for the year 2022, see Note 28). Additionally includes dividends amounting to 54 million euros from Nabiax.

On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. The gain included in "Other income" in the consolidated income statement for the year 2022 amounted to 162 million euros (see Note 26). Additions for the year 2022 included the fair value assigned to the 40% of the investment in Alamo HoldCo, S.L. amounting to 28 million euros.

On May 24, 2022, Telefónica Infra, S.L. achieved a 20% stake in Daytona Midco S.L. as a result of the agreement reached on May 7, 2021 with Asterion Industrial Partners ("Asterion") for the contribution to Nabiax (a subsidiary of Asterion) of four data centers owned by the Telefónica Group (see Note 29.c). Additions for the year 2022 regarding this transaction amounted to 41 million euros.

On July 29, 2022, Telefónica, Liberty Global and InfraVia (see Note 29.c.) reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) in the United Kingdom. Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and Telefónica participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.

VMED O2 UK

Main assumptions used in the initial fair value calculation as of June 1, 2021

The fair value calculation for VMED O2 UK Ltd at the time of its constitution was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check.

The valuation emanated from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030 and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:

- **Revenues**: the valuation scenario assumed growth rates between 0% and 3% over the period, in line with the estimations of analysts and supported in the revenues synergies expected for the transaction.

- **EBITDA margin**: the normalized margin (post-IFRS 16, i.e., before amortization of rights of use), adjusted to consider the impact of annual payments of spectrum licenses once expired, was in the range of 36% to 40%.

- **Synergies**: were considered taking into account management's analysis and benchmarked with analyst estimates of probability of achievement.

- **Long-term capital expenditure ratio**: it was expected to be in a range of 16% to 22% (including CapEx and rights of use additions), aligned with the historical level of comparable companies.

- The **discount rate** applied to the cash flow projections was the weighted average cost of capital (WACC). A modified version of the Capital Asset Pricing Model ("CAPM") was used to estimate the required return on equity, including a specific premium or alpha, which captured additional risks considered at the time of incorporation in relation to the likelihood of realization of synergies and the execution risk of the combined business plan. To relever the beta it was considered the intrinsic leverage of the joint venture.

  In conclusion, the discount rate applied for the valuation was 6.9%.

- **Perpetuity growth rate**: the perpetuity growth rate considered was 1.0%.

Impairment of goodwill recorded by VMO2

VMO2's management carried out the annual goodwill impairment test at the end of 2023. Future cash flows used in the value in use calculation were based on the latest three-year business plan approved by the VMO2 board of directors. To complete the five years of post-closing cash flows, an additional normalization period was estimated in the operating variables until the perpetuity parameters were reached. A longer time horizon was used for capital intensive projects such as the full fiber upgrade plan.

As a result of this analysis, VMO2 has recorded an impairment of goodwill amounting to 3,107 million pounds sterling (approximately 3,572 million euros), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC).

50% of this amount (approximately 1,786 million euros) is reflected in Telefónica's consolidated income statement for the year ended December 31, 2023, as its share in the loss of VMO2 accounted for by the equity method (see table detailing the result from the equity method below).

The CGU that VMO2 uses to evaluate goodwill for impairment is VMO2's sole reportable segment reflecting its mobile, broadband internet, video and fixed-line telephony business delivered across its fixed-line and mobile networks in the United Kingdom.

The initial registration of the constitution of VMO2 was accounted for in accordance with IFRS 3 — Business Combinations, using the acquisition method of accounting as of June 1, 2021. The identifiable net assets of both Virgin Media and O2 were assessed for their respective fair values and the excess of VMO2's business enterprise value over the fair value of identifiable net assets was allocated to goodwill. As of December 31, 2022, the goodwill reported by VMO2 amounted to 20,857 million pounds sterling, approximately 23,508 million euros as of that date (see detailed table of VMO2's statement of financial position below). In the impairment test carried out as of December 31, 2022, it was revealed that reasonably possible variations in the key assumptions, mainly the discount rate (WACC), could lead to an impairment of goodwill. The determination of value in use inherently has a high component of judgment on the part of management in estimating the key assumptions that support the calculation.

VMO2 has achieved continued subscriber growth throughout the year 2023, expanding its mobile, fixed and converged customer base against a challenging macroeconomic backdrop of high inflation and rationalization of consumer spending habits.

The macro-economic environment is expected to remain challenging, affecting the consumption patterns of VMO2's customer base, which has a premium ARPU in the market derived from higher speeds and multi-service bundles that are susceptible to customer optimization, such as TV services, basic telephony or longer mobile handset device substitution. In addition, the competitive

environment has intensified with the accelerated roll-out of fiber networks, which threatens VMO2's competitive speed advantage. The B2B market has also been affected by the macroeconomic situation. On the other hand, the company has accelerated the implementation of the synergies expected from the integration. As a result, the company continues to focus on its pillars of future growth, such as its commitment to convergence, the digitalization of the company and the development of state-of-the-art infrastructures through significant investments that are expected to contribute to future growth.

Among the G7 economies, the United Kingdom had the second lowest GDP growth in 2023, and since 2019 the country's per capita income has performed worst. Its economy has entered recession in the second half of 2023, an event not foreseen at the beginning of the year. Growth forecasts for 2024 have also been reduced (0.4% currently vs. almost 1% expected in the first half of 2023 for 2024). Behind this weak performance there are mainly two factors, both related to Brexit: the low growth of the labor force and the lack of dynamic behavior of exports. These factors have also contributed to the fact that the decline in inflation has been slower than expected, and therefore that interest rates have not decreased, which has had a negative impact on the disposable income of families and companies.

The discount rate applied in the impairment test as of December 31, 2023 was 7.5% after taxes, compared to 7.3% the previous year. The increase in the discount rate is due to the increase in financial rates and the impacts of the macroeconomic conditions in the United Kingdom on estimated business projections.

The terminal growth rate considered continues to be 1%.

The growth projections and operating ratios contemplated in the valuation of VMO2 are aligned with the analyst ranges for comparable companies in the region. In terms of revenue, despite the challenges of the competitive environment, the strategic plan includes a growth trend in long-term projections, in line with the estimated evolution for the sector in the United Kingdom. In relation to EBITDA margins two years ahead, analyst estimates for comparable companies in Europe are in a range of between 33% and 41%, while, regarding long-term investment needs, the capex to revenue ratio is in a range between 12% and 15%.

Regarding the sensitivity of the calculation to reasonably possible variations in key assumptions:

- An increase of about 50 basis points over the WACC rate used of 7.5% would have a negative impact of 1,401 million euros on the result attributable to Telefónica.

- A decrease of around 25 basis points in the terminal growth rate (1%) would have an impact of about 577 million euros.

- Regarding the operating variables used (which are within the ranges considered in the calculation of the initial fair value, although with a shift with respect to the initial projections), a decrease of 1 percentage point in the EBITDA margin would have an additional impact of 566 million euros, and an increase of 0.5 percentage points in the capex to revenue ratio would have an impact of 283 million euros.

After the accounting record of the income statement and the statement of financial position reported by VMO2 as of December 31, 2023, the carrying value of Telefónica's equity-accounted investment in VMO2 has decreased to 7,774 million euros (10,779 million euros as of December 31, 2022). Telefónica has carried out an additional analysis of the carrying value of its investment as of this date, comparing it with the estimate of its value in use. As a result of this analysis, no need to record any additional impairment was identified. The key assumptions considered in the calculation are the same as those used by VMO2 in determining its value in use, and the sensitivity of the calculation to reasonably possible variations in these assumptions offers similar results.

Detail of the main items on the statements of financial position and income statements of VMED O2 UK Ltd

Millions of euros	12/31/2023	12/31/2022
Non current assets	**41,697**	**46,280**
Intangible assets	8,379	9,252
Goodwill	20,427	23,508
Property, plant and equipment	10,011	9,816
Other non current assets	2,880	3,704
Current assets	**4,758**	**3,782**
Inventories	301	200
Current receivables and other current assets	2,882	2,516
Other current financial assets	567	511
Cash and cash equivalents	1,008	555
Total Assets	**46,455**	**50,062**
Non current liabilities	**22,136**	**20,840**
Non current financial liabilities	21,061	19,668
Non-current lease liabilities	663	725
Other non current liabilities	412	447
Current liabilities	**8,591**	**7,786**
Current financial liabilities	4,165	3,248
Current lease liabilities	201	221
Other current liabilities	4,225	4,317
Total Liabilities	**30,727**	**28,626**
Equity attributable to non-controlling interests (100% VMO2)	**261**	**—**
Equity attributable to equity holders of the parent (100% VMO2)	**15,467**	**21,436**
50% Telefónica Group	7,734	10,718
Acquisition costs	61	61
Other adjustments	(21)	—
Investments accounted for by the equity method	**7,774**	**10,779**

Millions of euros	January - December 2023	January - December 2022	June - December 2021
Revenues	12,547	12,155	7,223
Other operating income	516	551	290
Operating expenses	(8,632)	(8,305)	(5,063)
Impairment losses in goodwill	(3,572)	—	—
OIBDA	**859**	**4,401**	**2,450**
Depreciation and amortization [1]	(3,685)	(4,170)	(2,395)
Operating income	**(2,826)**	**231**	**55**
Share of income (loss) of investments accounted for by the equity method	**2**	**1**	**—**
Financial income	55	24	27
Financial expenses	(1,436)	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net [2]	(924)	2,567	489
Foreign currency transaction losses, net	677	(1,296)	(367)
Net financial expense	**(1,628)**	**275**	**(355)**
Result before taxation	**(4,452)**	**507**	**(300)**
Income tax	265	(15)	65
Result for the period (100% VMO2)	**(4,187)**	**492**	**(235)**
50% attributable to Telefónica Group	(2,094)	246	(117)
Share-based compensation [3]	8	14	14
Sale of a minority interest in Cornerstone [4]	76	—	—
Other adjustments	(20)	32	—
Share of (loss) income of investments accounted for by the equity method	**(2,030)**	**292**	**(103)**
Other comprehensive income (100% VMO2)	**(213)**	**(113)**	**68**

[1] Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 985 million euros in 2023 (1,005 million euros in 2022).

[2] VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.

[3] Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

[4] In 2023 VMO2 sold a minority interest in its mobile towers joint operation Cornerstone. This amount reflects the change in the Telefónica Group's indirect ownership interest in Cornerstone (from 25% to 16.67%) resulting from the inflow of resources from a third party.

Commitments

Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Total
Purchase commitments	664	226	122	107	94	43	1,256
Programming commitments	635	463	456	435	214	—	2,203
Network and connectivity commitments	1,072	160	63	23	14	202	1,534
Other commitments	341	264	251	231	214	290	1,591
Total commitments VMO2 (100%)	**2,712**	**1,113**	**892**	**796**	**536**	**535**	**6,584**

Purchase commitments include unconditional and legally binding obligations related to the purchase of customer premises and other equipment and certain service-related commitments, including call center, information technology and maintenance services.

Programming commitments consist of obligations associated with programming contracts that are enforceable and legally binding that includes minimum fees.

Network and connectivity commitments include service commitments associated with the network extension program in the U.K. and commitments associated with the mobile virtual network operator (MVNO) agreements.

On the date of constitution of the joint venture, Telefónica and Liberty Global entered with VMO2 into certain service agreements, either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMO2 (see Note 29.c).

The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2023	12/31/2022
Receivables and other assets from associates and joint ventures	66	40
Payables and other liabilities to associates and joint ventures	34	5

Millions of euros	January – December 2023	January – December 2022	June – December 2021
Revenue from operations with associates and joint ventures	134	130	103
Expenses from operations with associates and joint ventures	63	63	29

Movistar Prosegur Alarmas

The breakdown of the key financial highlights of Movistar Prosegur Alarmas group for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Millions of euros	12/31/2023	12/31/2022
Assets	391	352
Liabilities	(383)	(346)
Net assets	**8**	**6**
Purchase price allocation		
Assets	76	136
Liabilities	(20)	(35)
Net assets	**56**	**101**
% Holding	50%	50%
Group's share in equity	**32**	**54**
Goodwill	198	198
Carrying amount in the Telefónica Group	**230**	**252**

Index
Notes to the consolidated financial statements
Consolidated financial statements 2023

Breakdown of balances and transactions with associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2023 Associates	12/31/2023 Joint ventures	12/31/2023 Total	12/31/2022 Associates	12/31/2022 Joint ventures	12/31/2022 Total
Credits and other financial assets from associates and joint ventures	263	2	265	217	11	228
Receivables and other assets from associates and joint ventures (Note 14)	91	93	184	66	85	151
Long-term contractual liabilities to associates and joint ventures	44	54	98	82	51	133
Payables and other liabilities to associates and joint ventures (Notes 21 and 22)	103	48	151	72	22	94
Short-term contractual liabilities to associates and joint ventures	15	6	21	7	12	19

Millions of euros	2023 Associates	2023 Joint ventures	2023 Total	2022 Associates	2022 Joint ventures	2022 Total	2021 Associates	2021 Joint ventures	2021 Total
Revenue from operations with associates and joint ventures	473	223	696	209	251	460	65	263	328
Expenses from operations with associates and joint ventures	279	136	415	199	116	315	86	36	122
Financial revenues with associates and joint ventures	29	1	30	27	1	28	1	—	1
Financial expenses with associates and joint ventures	1	7	8	1	9	10	1	—	1

"Credits and other financial assets from associates and joint ventures" at December 31, 2023 includes 112 million euros of loans and 29 million euros of long-term trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia S.A.S., respectively (82 million euros and 59 million euros as of December 31, 2022, respectively). Additionally, this line includes 121 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. of which 75 million euros was generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2022) and 46 million euros corresponding to the indefinite-term loan granted by Telefónica Chile, S.A. to the associate HoldCo Infraco, SpA for the acquisition of the fiber optic assets owned by Entel (see Note 12).

"Long-term contractual liabilities to associates and joint ventures" at December 31, 2023 includes 44 million euros corresponding to Colombia Telecomunicaciones, S.A. ESP BIC with the associate company Onnet Fibra Colombia, S.A.S. (82 million euros as of December 31, 2022).

"Revenue from operations with associates and joint ventures" in 2023 includes 243 million euros corresponding to the Group's transactions with Telefónica Renting, S.A., the associated company controlled by the CaixaBank group (see Note 11). Additionally includes 63 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (88 million euros and 52 million euros in 2022 and 2021, respectively) and 140 million euros with the associate company Onnet Fibra Colombia, S.A.S. (97 million euros as of December 31, 2022). In 2021 it included 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the incorporation of VMED O2 UK.

"Expenses from operations with associates and joint ventures" in 2023 mainly includes 144 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (121 million euros and 50 million euros in 2022 and 2021, respectively) and 60 million euros with the associate company Onnet Fibra Colombia, S.A.S. (39 million euros in 2022).

Note 11. Related parties

Shareholders with representation on the Board of Directors of Telefónica, S.A.

In 2023, the Company's shareholders represented on the Board of Directors of Telefónica, S.A. were Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and CaixaBank, S.A.

Based on the information provided by CaixaBank, S.A. for the 2023 Annual Report on Corporate Governance, as of December 31, 2023, the shareholding of CaixaBank, S.A. in Telefónica's share capital were 3.51%.

Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2023 Annual Report on Corporate Governance, as of December 31, 2023, the shareholding of BBVA in Telefónica's share capital were 4.86%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA as of December 31, 2023, would increase by 0.168% without voting rights of the Company's share capital.

The following is a summary of significant transactions between the Telefónica Group and BBVA and CaixaBank companies, other than the payment of the dividend corresponding to its shareholding. All transactions were carried out at market prices.

Participated companies

On November 20, 2020, Telefónica Innovación Digital, S.L.U. (previously called Telefónica Digital España, S.L.U.), and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 10).

The Telefónica Group holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by CaixaBank (see Note 10).

The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 10).

The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru,

Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 10), in which BBVA and CaixaBank have minority interests.

On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank (see Note 10).

The accounting balances as of December 31, 2023 and 2022, as well as the accounting reflection of the transactions carried out in 2023 and 2022 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and CaixaBank hold interests are shown below:

Millions of euros	12/31/2023	12/31/2022
Receivables and other assets from associates and joint ventures	33	7
Payables and other liabilities to associates and joint ventures	14	7

Millions of euros	2023	2022
Revenue from operations with associates and joint ventures	261	13
Expenses from operations with associates and joint ventures	40	7
Finance cost from operations with associates and joint ventures	1	1

The heading "Revenue from operations with associates and joint ventures" for 2023 includes 243 million euros corresponding to the Group's transactions with Telefónica Renting, S.A., an associated company controlled by the CaixaBank group.

Derivatives

The net fair value of the outstanding derivatives as of December 31, 2023 contracted with BBVA and CaixaBank amounts to 52 and 27 million euros, respectively (185 and 41 million euros, respectively, as of December 31, 2022).

The nominal value of these derivatives amounted to 9,797 and 707 million euros, respectively (5,778 million euros with BBVA and 264 million euros with CaixaBank in 2022). As explained in the 'Derivatives policy' section of Note 19, this volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value. As of December 31, 2023, the derivatives contracted with BBVA and CaixaBank account for approximately 13% of the total amount of outstanding

derivatives contracted by the Group with external counterparties (see Note 19).

The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see Note 17).

Additionally, at December 31, 2023, collateral guarantees on derivatives from BBVA and CaixaBank have been received, amounting to 45 million euros (net asset position) and 31 million euros (net liability position), respectively (236 million euros and 43 million euros (net liability position), respectively at December 31, 2022).

Renting operations with CaixaBank

In mid-2021, a new Fusion portfolio came into force that included a rental device. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank. In 2023, the volume of these operations with companies of the CaixaBank group (mainly Telefónica Renting and CaixaBank Equipment Finance) amount to 393 million euros (405 million euros in 2022) which have involved 33 million euros in financial expenses (19 million euros in 2022). As of December 31, 2023, the balance of the account payable to CaixaBank amounted to 717 million euros (501 million euros as of December 31, 2022).

Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In 2023, the volume of this equipment leasing transactions was 117 million euros (82 million euros in 2022), with financial expenses amounting to 6 million euros (3 million euros in 2022). As of December 31, 2023, the debt with CaixaBank for these concepts amounts to 142 million euros (119 million euros in 2022).

Other operations

The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA and CaixaBank in 2023 and 2022 is shown below:

BBVA

Millions of euros	2023	2022
Finance costs	42	11
Receipt of services	8	7
Other expenses	38	3
Total costs	**88**	**21**
Finance income	47	14
Dividends received [1]	21	15
Services rendered	48	40
Sale of goods	10	7
Other income	3	7
Total revenues	**129**	**83**

[1] At December 31, 2023, Telefónica held a 0.76% stake (0.73% stake at December 31, 2022) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

CaixaBank

Millions of euros	2023	2022
Finance costs	12	6
Receipt of services	4	5
Purchase of goods	63	53
Total costs	**79**	**64**
Services rendered	79	69
Sale of goods	63	51
Other income	—	2
Total revenues	**142**	**122**

The following table shows the balance sheet positions of these operations as of December 31, 2023 and 2022, as well as the current guarantees and other off-balance sheet positions.

BBVA

Millions of euros	December 31, 2023	December 31, 2022
Finance arrangements: loans, capital contributions and others (borrower)	191	140
Finance arrangements: loans and capital contributions (lender)	696	13
Guarantees	239	165

The heading "Finance arrangements: loans and capital contributions (lender)" for 2023 mainly includes a deposit set up by Telefónica, S.A.of 600 million euros maturing in January 2024.

CaixaBank

Millions of euros	December 31, 2023	December 31, 2022
Finance arrangements: loans, capital contributions and others (borrower)	174	148
Finance arrangements: loans and capital contributions (lender)	48	—
Other payables	135	37
Guarantees	104	160

Other significant shareholders

During fiscal year 2023, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.

Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2023, the shareholding of BlackRock, Inc in Telefónica's share capital were 4.50%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.98% of Telefónica, S.A. shares (4.51% of voting rights), updated per the share capital of Telefónica, S.A. as of December 31, 2023.

According to the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023, it is indicated that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund): (i) acquired shares representing 4.90% of the share capital of Telefónica, S.A, and (ii) entered into a conditional sale and purchase agreement for 5.00% of the shares of Telefónica, S.A., subject, among other matters, to the approval of the Spanish Council of Ministers. In addition, on September 11, 2023, Morgan Stanley notified the CNMV of a 12.178% interest in voting rights attributed to shares (0.007%) and through financial instruments (12.171%) including a financial instrument (put/call option) on 9.90% of the share capital of Telefónica, S.A., related to the risk management of the position under the financial operation on the same shares as those referred to in the Public Investment Fund referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional participation in the share capital of Telefónica, S.A.

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 10.

During 2023 and 2022, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group's normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2023 of 5,565,729 euros (6,598,467 euros in 2022). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Non-current financial assets (Note 16)	**5,201**	**6,219**
Investments	616	497
Credits and other financial assets	741	981
Deposits and guarantees	966	1,163
Trade receivables	1,049	1,019
Receivables for subleases	14	19
Impairment of trade receivables	(125)	(128)
Long-term derivative financial assets (Note 19)	1,940	2,668
Other non-current assets	**2,067**	**1,882**
Contractual assets (Note 23)	325	359
Deferred expenses (Note 23)	1,001	854
Long-term receivables for taxes	354	345
Prepayments	387	324
Total	**7,268**	**8,101**

Non-current financial assets

The movement in investments, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2023 and 2022, is as follows:

Millions of euros	Invest-ments	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/2021	**479**	**890**	**1,254**	**752**	**27**	**(112)**
Additions	12	503	64	616	4	(10)
Disposals	(74)	(94)	(33)	(162)	(4)	3
Translation differences	(1)	2	69	12	1	(13)
Fair value adjustments and financial updates	80	64	26	(2)	—	—
Transfers and other	1	(384)	(217)	(197)	(9)	4
Balance at 12/31/2022	**497**	**981**	**1,163**	**1,019**	**19**	**(128)**
Additions	17	114	9	610	4	(38)
Disposals	(17)	(310)	(111)	(303)	(1)	16
Translation differences	(1)	(17)	30	37	—	(11)
Fair value adjustments and financial updates	115	26	35	1	—	—
Transfers and other	5	(53)	(160)	(315)	(8)	36
Balance at 12/31/2023	**616**	**741**	**966**	**1,049**	**14**	**(125)**

Investments

"Investments" includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).

The Telefónica Group's shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 363 million euros (249 million euros at December 31, 2022), representing 0.76% of its share capital at December 31, 2023 (0.73% at December 31, 2022).

At December 31, 2023, Telefónica maintains a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 103 million euros (same percentage at December 31, 2022, valued at 105 million euros).

On May 19, 2022 Telefónica signed an agreement with the company Global Alconaba, S.L., for the sale of 50,147,058 shares of Promotora de Informaciones, S.A. (PRISA), equivalent to 7.076% of its share capital. As a result of this sale, 71 million euros of losses from financial assets measured at fair value through comprehensive income were reclassified to retained earnings. On June 21, 2023 the Company has sold its total remaining shares in this investment.

Other long-term credits

This line item includes long-term financial assets of Telefónica Germany amounting to 114 million euros and 104 million euros at December 31, 2023 and 2022, respectively, most of them related to reimbursement rights to cover pension obligations of the company but do not represent "plan assets" in accordance with IAS 19 (see Note 24).

Additionally, at December 31, 2023 this line includes 112 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. (82 million euros included in additions for the year 2022, see Note 10).

Additions in 2023 includes 44,187 million Chilean pesos (46 million euros) corresponding to the indefinite-term loan granted by Telefónica Chile, S.A. to the associate HoldCo Infraco, SpA for the acquisition of the fiber optic assets owned by Entel (see Note 10). Additionally, at December 31, 2023 includes 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2022, see Note 10).

Additionally at December 31, 2023 includes the collection right arising from Telxius with American Tower Corporation as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) in June 2021 amounting to 269 million euros (264 million euros at December 31, 2022).

Additions for the year 2022 included financial instruments (Federal Treasury Certificates) of Pegaso PCS, S.A. de

C.V. amounted to 260 million euros, for the purpose of securing certain legal proceedings with the Mexican tax Administration Service. These instruments were classified as long-term based on the estimated term of the proceedings and accrue interest according to the time elapsed. Derived from the judicial resolution that exempts Pegaso PCS, S.A. de C.V. from securing the amount in dispute, the aforementioned financial instruments were cancelled, and the collection was received in July 2023 and registered as disposals in 2023 for an amount of 287 million euros (see Note 28).

Transfers for the year 2022 included the short-term transfer of the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire") for an amount of 313 million euros, all of which were registered at December 31, 2022 in "Other current financial assets" for an amount of 939 million euros (see Note 15).

The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.

Deposits and guarantees

Telefónica Brazil has non-current judicial deposits amounting to 531 million euros (see Note 24) at December 31, 2023 (501 million euros at December 31, 2022).

At December 31, 2023, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 273 million euros, not having cross currency swap (365 million euros at December 31, 2022 that included 42 million euros related to cross currency swap).

In relation with collateral contracts, there is an additional guarantee of 51,988 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 47 million euros at December 31, 2023 (79,034 bonds for a nominal amount of 78 million euros at December 31, 2022).

The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Trade receivables

"Additions" for the year in 2022 included trade receivables amounting to 69 million euros from Colombia Telecomunicaciones, S.A. ESP BIC to the associate Onnet Fibra Colombia SAS, (29 million euros and 59 million euros

at December 31, 2023 and December 31, 2022, respectively, see Note 10).

At December 31, 2023 includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 280 million euros (292 million euros as of December 31, 2022, see Note 16).

Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Audiovisual rights	242	823
Mobile terminals and other equipments	636	701
Other inventories	91	57
Other advance payments	1	—
Inventories impairment provision	(41)	(35)
Inventories	**929**	**1,546**

"Audiovisual rights" mainly includes rights to broadcast films, television series and documentaries (see Note 3.j). At the closing of fiscal year 2023, advanced payments for broadcasting rights for sporting events to be held in periods subsequent to year-end, amounting to 532 million euros, are presented as prepayments under Other current assets (see Note 14). This amount represents payments advanced under executory contracts related to future sports commitments (see Note 29.c).

Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefonica Group at December 31, 2023 and December 31, 2022 and the opening balance as of January 1, 2023 after the impacts of first application of IFRS 17 (see Note 3) is as follows:

Millions of euros	12/31/2023	12/31/2022	First application of IFRS 17 impact	01/01/2023
Receivables (Note 16)	**7,430**	**7,340**	**(132)**	**7,208**
Trade receivables	9,938	9,680	(75)	9,605
Impairment of trade receivables	(2,992)	(2,891)	—	(2,891)
Receivables from associates and joint ventures (Note 10)	139	151	—	151
Other receivables	345	400	(57)	343
Other current assets	**2,702**	**1,794**	**132**	**1,926**
Contractual assets (Note 23)	202	195	—	195
Capitalized costs (Note 23)	998	885	—	885
Prepayments	1,344	714	—	714
Short-term insurance and reinsurance contracts assets	113	—	132	132
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 10)	45	—	—	—
Total	**10,132**	**9,134**	**—**	**9,134**

The balance of prepayments at December 31, 2023 includes 532 million euros corresponding to payments for broadcasting rights of sporting events that will take place in the future, which have been advanced under executory contracts (see Notes 13 and 29.c).

The movement in impairment of trade receivables in 2023 and 2022 is as follows:

	Millions of euros
Impairment provision at December 31, 2021	**2,531**
Allowances	613
Transfers	12
Amounts applied	(397)
Translation differences and other	132
Impairment provision at December 31, 2022	**2,891**
Allowances	582
Transfers	48
Amounts applied	(481)
Translation differences and other	(48)
Impairment provision at December 31, 2023	**2,992**

Public-sector net trade receivables at December 31, 2023 and 2022 amounted to 526 million euros and 518 million euros, respectively.

The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2023 and 2022 is as follows:

Millions of euros	12/31/2023 Trade receivables	12/31/2023 Impairment
Unbilled receivables	2,755	(28)
Amount not overdue invoiced	2,920	(116)
Less than 90 days	994	(157)
Between 90 and 180 days	324	(135)
Between 180 and 360 days	523	(393)
More than 360 days	2,422	(2,163)
Total	**9,938**	**(2,992)**

Millions of euros	12/31/2022 Trade receivables	12/31/2022 Impairment
Unbilled receivables	2,495	(9)
Amount not overdue invoiced	3,011	(154)
Less than 90 days	1,024	(160)
Between 90 and 180 days	347	(150)
Between 180 and 360 days	534	(381)
More than 360 days	2,269	(2,037)
Total	**9,680**	**(2,891)**

Note 15. Other current financial assets

The breakdown of other financial assets of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Short-term credits	192	128
Short-term deposits and guarantees	209	439
Short-term derivative financial assets (Note 19)	352	712
Other current financial assets	325	1,165
Total	**1,078**	**2,444**

Short-term deposits and guarantees at December 31, 2022 included current judicial deposits amounting to 106 million euros (see Note 24) constituted by Telefónica Brazil which included the judicial deposit of the amount withheld from the acquisition price of OI's mobile assets (see Note 5), amounted to 522 million Brazilian reais (94 million euros).

Additionally at December 31, 2023 there were 50 million euros registered in deposits (232 million euros at December 31, 2022), associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.

The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.

"Other current financial assets" include short-term investments in financial instruments to cover commitments undertaken by the Group's insurance companies, amounted to 187 million euros at December 31, 2023 (126 million euros at December 31, 2022) and were recorded at fair value.

Additionally at December 31, 2022 this included the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes were deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars equivalent to 939 million euros registered entirely under "Other current financial assets" (see Note 12). The investments have been fully cancelled according to its maturity in 2023.

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under "Cash and cash equivalents" on the accompanying consolidated statement of financial position.

Index

Notes to the consolidated financial statements

Note 16. Breakdown of financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2023 is as follows:

December 31, 2023

Millions of euros	Fair value through profit or loss — Held for trading	Fair value through profit or loss — Fair value option	Fair value through other comprehensive income — Debt instruments	Fair value through other comprehensive income — Equity instruments	Hedges	Measurement hierarchy — Level 1 (Quoted prices)	Measurement hierarchy — Level 2 (Other directly observable market inputs)	Measurement hierarchy — Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	**224**	**–**	**289**	**578**	**1,785**	**537**	**2,326**	**13**	**2,325**	**5,201**	**5,201**
Investments	38	–	–	578	–	510	106	–	–	616	616
Credits and other financial assets	31	–	9	–	–	27	–	13	701	741	741
Deposits and guarantees	–	–	–	–	–	–	–	–	966	966	966
Derivative instruments	155	–	–	–	1,785	–	1,940	–	–	1,940	1,940
Trade receivables	–	–	280	–	–	–	280	–	769	1,049	924
Trade receivables for subleases	–	–	–	–	–	–	–	–	14	14	14
Impairment of trade receivables	–	–	–	–	–	–	–	–	(125)	(125)	–
Current financial assets	**291**	**–**	**945**	**–**	**271**	**293**	**1,214**	**–**	**14,152**	**15,659**	**15,659**
Trade receivables (Note 14)	–	–	854	–	–	–	854	–	9,568	10,422	7,430
Impairment of trade receivables (Note 14)	–	–	–	–	–	–	–	–	(2,992)	(2,992)	–
Other current financial assets (Note 15)	291	–	91	–	271	293	360	–	425	1,078	1,078
Cash and cash equivalents	–	–	–	–	–	–	–	–	7,151	7,151	7,151
Total	**515**	**–**	**1,234**	**578**	**2,056**	**830**	**3,540**	**13**	**16,477**	**20,860**	**20,860**

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2022 was as follows:

December 31, 2022

Millions of euros	Fair value through profit or loss		Fair value through other comprehensive income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)			
Non-current financial assets (Note 12)	**323**	**—**	**350**	**465**	**2,404**	**464**	**3,067**	**11**	**2,677**	**6,219**	**6,219**
Investments	32	—	—	465	—	390	107	—	—	497	497
Credits and other financial assets	27	—	58	—	—	74	—	11	896	981	981
Deposits and guarantees	—	—	—	—	—	—	—	—	1,163	1,163	1,163
Derivative instruments	264	—	—	—	2,404	—	2,668	—	—	2,668	2,668
Trade receivables	—	—	292	—	—	—	292	—	727	1,019	891
Trade receivables for subleases	—	—	—	—	—	—	—	—	19	19	19
Impairment of trade receivables	—	—	—	—	—	—	—	—	(128)	(128)	—
Current financial assets	**405**	**—**	**833**	**—**	**466**	**181**	**1,513**	**10**	**15,325**	**17,029**	**17,029**
Trade receivables (Note 14)	—	—	792	—	—	—	792	—	9,439	10,231	7,340
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,891)	(2,891)	—
Other current financial assets (Note 15)	405	—	41	—	466	181	721	10	1,532	2,444	2,444
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,245	7,245	7,245
Total	**728**	**—**	**1,183**	**465**	**2,870**	**645**	**4,580**	**21**	**18,002**	**23,248**	**23,248**

Note 17. Equity

a) Share capital and share premium

2023

At December 31, 2023, Telefónica, S.A.´s share capital amounted to 5,750,458,145 euros and is divided into 5,750,458,145 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The Board of Directors of Telefónica, S.A. at its meeting held on March 31, 2023, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on March 31, 2023.

The share capital of Telefónica, S.A. was reduced in the amount of 24,779,409 euros, through the cancellation of 24,779,409 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,750,458,145 euros corresponding to 5,750,458,145 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 73 million euros.

The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 24,779,409 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 17, 2023, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

2022

At December 31, 2022, Telefónica, S.A.´s share capital amounted to 5,775,237,554 euros and is divided into 5,775,237,554 common shares, of a single series and with a par value of 1 euro each, fully paid in.

The Board of Directors of Telefónica, S.A. at its meeting held on April 8, 2022, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on April 8, 2022.

The share capital of Telefónica, S.A. was reduced in the amount of 139,275,057 euros, through the cancellation of 139,275,057 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,639,772,963 euros corresponding to 5,639,772,963 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 409 million euros.

The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 22, 2022, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

On June 24, 2022 the deed of capital increase amounting to 135,464,591 euros, divided into 135,464,591 ordinary shares, with a nominal value of one euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,775,237,554 euros.

Authorizations by Shareholders' Meeting

As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly

as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2023, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Furthermore, on March 31, 2023, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

b) Dividends

Dividends distribution in 2023

Approval was given at the General Shareholders' Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros per share payable in two tranches.

On June 15, 2023, 0.15 euros per share was paid, for a total amount of 851 million euros, and on December 14, 2023, a second payment of 0.15 euros amounting to 847 million euros.

Dividends distribution in 2022

Approval was given at the General Shareholders' Meeting of April 8, 2022 to pay a dividend in two tranches, for an approximately amount of 0.30 euros per share.

On June 22, 2022, took place the payment of a scrip dividend of approximately 0.15 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was

made on June 16, 2022. The gross impact of this dividend amounted to 213 million euros.

On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.

On December 15, 2022 took place the payment of a dividend of 0.15 euros per share amounting to 854 million euros.

Dividends distribution in 2021

Approval was given at the General Shareholders' Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.30 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.

At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment was made on June 17, 2021. The gross impact of this dividend amounted to 308 million euros.

On the other hand, the shareholders of 71.47% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.

The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the

implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. The shareholders of 34.98% of the free of- charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment was made on December 17, 2021. The gross impact of this dividend amounted to 292 million euros.

On the other hand, the shareholders of 65.02%of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 140,994,513

Proposed distribution of results of the parent company

Telefónica, S.A. generated 2,153 million euros of profits in 2023.

The Company's Board of Directors will submit the following proposed distribution of 2023 results for approval at the Shareholders' Meeting:

	Millions of euros
Legal reserve	91
Unrestricted reserves	2,062
Total	**2,153**

c) Other equity instruments

Undated deeply subordinated securities

Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.

The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2022	Tender Offer	Amount repurchased	Redemption	12/31/2023
9/7/2023 [(1)]	6.750 %	from 09/07/31 rate SWAP + spread incremental	2031	—				750
2/2/2023 [(1)]	6.135 %	from 05/03/30 rate SWAP + spread incremental	2030	—				1,000
11/23/2022 [(1)]	7.125 %	from 11/23/28 rate SWAP + spread incremental	2028	750				750
11/24/2021 [(2)]	2.880 %	from 05/24/28 rate SWAP + spread incremental	2028	750				750
2/12/2021 [(2)]	2.376 %	from 05/12/29 rate SWAP + spread incremental	2029	1,000				1,000
2/5/2020 [(1)]	2.502 %	from 05/05/27 rate SWAP + spread incremental	2027	500				500
09/24/2019	2.875 %	from 09/24/27 rate SWAP + spread incremental	2027	500				500
03/14/2019	4.375 %	from 03/14/25 rate SWAP + spread incremental	2025	1,300				1,300
03/22/2018	3.000 %	from 12/04/23 rate SWAP + spread incremental	2023	750	750	(388)	(362)	—
	3.875 %	from 09/22/26 rate SWAP + spread incremental	2026	1,000				1,000
03/31/2014	5.875 %	from 03/31/24 rate SWAP + spread incremental	2024	1,000	1,000	(855)	(145)	—
				7,550				**7,550**

(1) Green undated deeply subrodinated securities (see Note 29.d)
(2) Sustanible undated deeply subordinated securities (see Note 29.d)

In all issuances of undated deeply subordinated securities (hybrid instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica's decision, these undated deeply subordinated securities are equity instruments and are presented under "Other equity instruments" in the accompanying consolidated statement of changes in equity.

In January 2023, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with call dates in December 2023 and March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 1000 million euros.

In September 2023, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 750 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with first call date in March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 242 million euros.

In October 2023, Telefónica Europe, B.V. exercised the clean-up call option for the remaining hybrid instruments with first non-call date March 2024, with an aggregate principal amount of 145 million euros and in December 2023, exercised the clean-up call option for the remaining hybrid instruments with call date December 2023, with an aggregate principal amount of 362 million euros.

In 2023, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 239 million euros (201 million and 263 million euros in 2022 and 2021, respectively), was recorded as "Retained earnings" in the consolidated statements of changes in equity.

d) Legal reserve

According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At of December 31, 2023 the legal reserve amounts to 1,059 million euros representing 18.42% of the share capital at the date.

e) Retained earnings

These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.

These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of Revaluation reserves arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 3 million euros were reclassified to "Retained earnings" in 2023 (4 million euros in 2022) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2023, this reserve amounted to 51 million euros (54 million euros at December 31, 2022).

Reserve for canceled share capital

In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2023 was recorded in this account 25 million euros (139 million euros in 2022). The cumulative amount as of December 31, 2023 is 979 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2023	2022	2021
Brazilian real	(13,612)	(14,031)	(15,292)
Pound sterling	(97)	(322)	309
Venezuelan bolivar	(3,686)	(3,734)	(3,755)
Argentine peso	(2,011)	(1,364)	(1,702)
Other currencies	(1,280)	(1,272)	(1,452)
Total Group	**(20,686)**	**(20,723)**	**(21,892)**

g) Treasury share instruments

Telefónica, S.A. held the following treasury shares at December 31, 2023, 2022 and 2021:

	Number of shares	Euros per share		Market value(*)	%
		Acquisition price	Trading price		
Treasury shares at 12/31/2023	111,099,480	3.87	3.53	393	1.932%
Treasury shares at 12/31/2022	85,217,621	4.00	3.39	288	1.476%
Treasury shares at 12/31/2021	139,329,370	3.92	3.85	537	2.411%

(*) Millions of euros.

The following transactions involving treasury shares were carried out in 2023, 2022 and 2021:

	Number of shares
Treasury shares at 12/31/2020	**98,231,380**
Acquisitions	122,032,764
Scrip dividend	6,291,518
Employee share option plan	(4,329,826)
Other movements	(82,896,466)
Treasury shares at 12/31/2021	**139,329,370**
Acquisitions	90,403,530
Scrip dividend	563,415
Employee share option plan	(5,391,956)
Capital reduction	(139,275,057)
Sales	(411,681)
Treasury shares at 12/31/2022	**85,217,621**
Acquisitions	60,070,274
Employee share option plan	(8,845,558)
Capital reduction	(24,779,409)
Sales	(563,448)
Treasury shares at 12/31/2023	**111,099,480**

There were treasury shares purchases in 2023 amounting to 223 million euros (365 and 478 million euros in 2022 and 2021, respectively)

The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya, recorded in the statement of financial position at December 31, 2023 in accordance with their maturity date and fair value (193 million euros at December 31, 2022).

h) Equity attributable to non-controlling interests

"Equity attributable to non-controlling interests" represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2023, 2022 and 2021 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/22	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/23
Telefônica Brasil, S.A.	3,399	—	(111)	(158)	238	182	(4)	3,546
Telefónica Deutschland Holding, A.G.	2,237	—	(866)	(157)	71	—	1	1,286
Colombia Telecomunicaciones, S.A., ESP BIC	344	—	—	—	(44)	70	(8)	362
Telxius Telecom, S.A.	599	—	(585)	(28)	22	(19)	11	—
Other	41	—	(17)	(2)	31	—	(3)	50
Total	**6,620**	**—**	**(1,579)**	**(345)**	**318**	**233**	**(3)**	**5,244**

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/22
Telefônica Brasil, S.A.	3,106	—	(86)	(241)	198	425	(3)	3,399
Telefónica Deutschland Holding, A.G.	2,353	—	(48)	(161)	68	—	25	2,237
Colombia Telecomunicaciones, S.A., ESP BIC	409	—	—	(7)	(4)	(47)	(7)	344
Telxius Telecom, S.A.	546	—	—	—	50	13	(10)	599
Other	63	23	(44)	(2)	(4)	2	3	41
Total	**6,477**	**23**	**(178)**	**(411)**	**308**	**393**	**8**	**6,620**

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/21
Telefônica Brasil, S.A.	3,106	—	(63)	(236)	271	17	11	3,106
Telefónica Deutschland Holding, A.G.	2,346	—	(56)	(165)	218	—	10	2,353
Colombia Telecomunicaciones, S.A., ESP BIC	408	—	—	—	7	(28)	22	409
Telxius Telecom, S.A.	1,089	—	—	(2,645)	2,098	16	(12)	546
Other	76	—	—	(5)	(14)	5	1	63
Total	**7,025**	**—**	**(119)**	**(3,051)**	**2,580**	**10**	**32**	**6,477**

2023

The 2023 movement mainly includes the impact of the acquisition of KKR's stake in Telxius and the acquisition by Telefónica of shares of Telefónica Deutschland through a public tender Offer.

Acquisition of KKR's percentage stake in Telxius

In January 2023, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. ("Pontel"), Telefónica's subsidiary held 83.35%by Telefónica and 16.65% by Pontegadea Inversiones, S.L., ("Pontegadea") acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel, which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea increased its holding in Pontel to 30% and Telefónica has a 70% stake.

Within the framework of this transaction and on the same date, Pontel carried out a capital increase fully subscribed and paid up by its shareholders in the proportion agreed between them, in such a way that both Telefónica and Pontegadea paid out 111 million euros.

Additionally, in January 2023 Telxius recovered the credit amounting 876 million euros corresponding to the income tax for the 2021 fiscal year (see Note 24). The amount was distributed to its shareholders, with KKR receiving 351 million euros for 40% and Pontegadea receiving 88 million euros for 9.99%.

Subsequently, with effect from March 24, 2023, Telxius Telecom, S.A. absorbed Pontel Participaciones, S.L.

Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones and Telxius Telecom is as follows:

The impact of these transactions on the consolidated statement of changes in equity in 2023 was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros.

Public Offer for the Acquisition of Shares of Telefónica Deutschland

On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public offer for the acquisition of shares of Telefónica Deutschland Holding AG. The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).

The cash outflow in 2023 of the direct purchases made in the fiscal year has amounted to 816 million euros (see Notes 2, 28 and 31).

2022

In 2022, "sales of non-controlling interest and inclusion of companies" reflected the impact of the acquisition by the consortion form by CAA and Vauban of 45% of the company Bluevia for 23 million euros (see Note 2).

2021

In 2021 noteworthy is the result attributable to minority shareholders of Telxius from the sale of its telecommunications towers division (see Note 2) and the dividend distribution related with this transaction (Note 28).

Millions of euros

Colombia Telecomunicaciones	2023	2022	2021
Revenues	1,497	1,517	1,312
OIBDA	359	569	413
Depreciation and amortization	(295)	(308)	(314)
Operating income	64	261	99
Capital Expenditure	125	261	151
Fixed Assets	1,234	1,116	1,264
Total allocated assets	2,936	2,696	2,725
Total allocated liabilities	2,258	2,001	1,878

Millions of euros

Telxius Telecom	2023	2022	2021
Revenues	410	421	587
OIBDA	211	218	6,332
Depreciation and amortization	(66)	(66)	(72)
Operating income	145	152	6,260
Capital Expenditure	66	65	91
Fixed Assets	500	507	475
Total allocated assets	1,210	2,129	2,083
Total allocated liabilities	1,333	1,163	1,225

The statements of cash flows of these companies are as follows:

Millions of euros

Telefónica Brazil	2023	2022	2021
Net cash flow provided by operating activities	3,710	3,678	2,949
Net cash flow used in investing activities	(1,477)	(2,741)	(1,295)
Net cash flow used in financing activities	(1,709)	(1,674)	(1,467)

Millions of euros

Telefónica Germany	2023	2022	2021
Net cash flow provided by operating activities	2,684	2,732	2,407
Net cash flow used in investing activities	(1,337)	(1,608)	(875)
Net cash flow used in financing activities	(1,498)	(1,339)	(1,820)

Millions of euros

Colombia Telecomunicaciones	2023	2022	2021
Net cash flow provided by operating activities	206	180	344
Net cash flow provided by (used in) investing activities	(144)	30	(153)
Net cash flow provided by (used in) financing activities	(80)	(225)	(218)

Millions of euros

Telxius Telecom	2023	2022	2021
Net cash flow provided by operating activities	174	152	(627)
Net cash flow provided by (used in) investing activities	902	(63)	6,874
Net cash flow provided by (used in) financing activities	(999)	(89)	(6,164)

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2023 and the corresponding maturities schedule is as follows:

Millions of euros

	Current	Non-current						
Maturity	2024	2025	2026	2027	2028	Subse-quent years	Non-current total	Total
Debentures and bonds	1,565	3,133	2,072	3,911	2,110	17,407	28,633	30,198
Promissory notes & commercial paper	1,141	54	12	3	19	140	228	1,369
Total Issues	**2,706**	**3,187**	**2,084**	**3,914**	**2,129**	**17,547**	**28,861**	**31,567**
Loans and other payables	759	553	498	327	311	1,153	2,842	3,601
Derivative instruments (Note 19)	236	160	77	585	335	500	1,657	1,893
Total	**3,701**	**3,900**	**2,659**	**4,826**	**2,775**	**19,200**	**33,360**	**37,061**

The estimate of future payments for interest on these financial liabilities at December 31, 2023 is as follows: 1,202 million euros in 2024, 1,115 million euros in 2025, 1,031 million euros in 2026, 912 million euros in 2027, 831 million euros in 2028 and 7,067 million euros in years after 2028. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2023.

Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (352 million euros, see Note 15) and non-current financial assets (1,940 million euros, see Note 12).

The heading "Financed operating payments and investments in property, plant and equipment and intangible assets payments", in the "Net cash used in financing activities" flow of the consolidated statement of cash flow (see Note 28) amounted to 245 million euros corresponding in its totality to financed spectrum licenses (698 million euros in 2022 of which 657 million euros corresponded to financed spectrum licenses and 41 million euros of payments to suppliers or with factoring companies with extended terms).

The composition of the financial liabilities by category at December 31, 2023 and 2022 is as follows:

December 31, 2023

	Fair value through profit or loss			Measurement hierarchy					
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	31,567	31,567	30,498
Loans and other payables	—	—	—	—	—	—	3,601	3,601	3,602
Derivative instruments	582	—	1,311	—	1,893	—	—	1,893	1,893
Total financial liabilities	**582**	**—**	**1,311**	**—**	**1,893**	**—**	**35,168**	**37,061**	**35,993**

December 31, 2022

| Millions of euros | Fair value through profit or loss | | | Measurement hierarchy | | | | | |
	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	–	–	–	–	–	–	32,167	32,167	29,314
Loans and other payables	–	–	–	–	–	–	4,544	4,544	4,514
Derivative instruments	973	–	1,395	–	2,368	–	–	2,368	2,368
Total financial liabilities	**973**	**–**	**1,395**	**–**	**2,368**	**–**	**36,711**	**39,079**	**36,196**

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group's bonds and credit derivatives.

At December 31, 2023, some of the financing arranged by Telefónica Group companies in Latin America (Peru), which amounted to approximately 1% of the Telefónica Group's gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.

Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2023 and 2022 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables

The movement in issues, promissory notes, commercial paper, loans and other payables in 2023 and 2022 arising from financial activities is as follows:

| Millions of euros | Balance at 12/31/2022 | Cash used in financing activities | | Translation differences and exchange gains and losses | Financial updates | Other movements | Balance at 12/31/2023 |
		Cash received	Cash paid				
Issues	31,268	967	(1,910)	(302)	175	–	30,198
Promissory notes and commercial paper	899	504	(43)	–	–	9	1,369
Loans and other payables	4,544	1,183	(1,456)	26	1	(697)	3,601

Millions of euros	Balance at 12/31/2021	Cash used in financing activities		Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2022
		Cash received	Cash paid				
Issues	33,920	1,746	(3,541)	724	(1,623)	42	31,268
Promissory notes and commercial paper	1,488	7	(600)	4	—	—	899
Loans and other payables	4,693	742	(1,802)	55	(38)	894	4,544

Debentures and bonds

Financial updates of debenture and bond issues include mainly the value adjustment of the basis adjustment bonds due to their fair value hedges, impacted by interest rate movements.

At December 31, 2023, the nominal amount of outstanding debentures and bonds issues was 29,779 million euros (31,095 million euros at December 31, 2022). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2023, and the significant issues made during the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V., both of which are wholly owned finance subsidiaries of Telefónica, S.A. No other subsidiaries of Telefónica, S.A. provide guarantees on these issues.

Promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

- At December 31, 2023, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2023 was 1,000 million euros, issued at an average interest rate of 3.65% for 2023 (500 million euros issued in 2022 at an average rate of 0.28%).

- At December 31, 2023, Telefónica, S.A. had a corporate promissory note program for 500 million euros expandable to 2,000 million euros, with no outstanding balance at December 31, 2023 (no outstanding balance at December 31, 2022).

Interest-bearing debt

Other movements in "Loans and other payables" at December 31, 2023 include collections and payments related to collateral liabilities deposit associated with Telefónica, S.A. debt for a net amount of proceeds amounting to 589 million euros (580 million euros for a net amount of payments at December 31, 2022).

The average interest rate on outstanding loans and other payables at December 31, 2023 was 4.47% (3.45% in 2022). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under "Interest-bearing debt" line outstanding at December 31, 2023 and 2022 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2023 mainly includes the following:

Description	Limit 12/31/2023 (*) (million euros)	Currency	Outstanding balance 12/31/2023 (million euros)	Arrangement date	Maturity date	Drawndown 2023 (million euros)	Repayment 2023 (million euros)
Telefónica, S.A.							
Sustainable syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2027	—	—
Bilateral loan	—	EUR	125	12/23/2022	06/15/2033	125	—
Bilateral loan	—	EUR	150	02/14/2023	09/29/2033	150	—
Telefónica Brasil, S.A.							
Bilateral loan	—	USD	—	04/04/2022	09/28/2023	—	199
Telefónica Móviles Chile, S.A.							
Bilateral loan	—	USD	—	04/17/2020	09/29/2023	—	133
Bilateral loan	—	USD	116	08/22/2023	08/22/2026	116	—
Bluevia Fibra S.L.U.							
Syndicated (2)	360	EUR	250	11/16/2022	12/20/2028	10	(5)
Telxius Telecom, S.A.							
Syndicated (3)	—	EUR	—	12/01/2017	12/01/2024	—	201
Syndicated (4)	145	EUR	100	12/01/2023	12/01/2028	100	—

(1) The first one year extension option of the 5,500 million euros syndicated credit facility of Telefonica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.
(2) On December 20, 2023 the first one year extension of the Bluevía Fibra S.L.U syndicated facility for 360 million euros was executed. The facility has two annual extension options at Bluevía Fibra S.L.U request with a maturity maximum up to 2029.
(3) On December 1, 2023 there was early cancellation on the Telxius Telecom, S.A, syndicated facility signed on 2017.
(4) The facility has two annual extension options at Telxius Telecom, S.A, request with a maturity maximum up to 2030.
(*) Undrawn limit.

At December 31, 2023, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 11,315 million euros (11,737 million euros at December 31, 2022), of which 11,148 million euros will mature in more than twelve months.

Within these availabilities of financing, 10,282 million euros are included, whose interests are linked to the fulfillment of sustainability objectives. Of these, 4,032

million euros correspond to committed lines and bilateral financing, 750 million euros correspond to the sustainable syndicated loan of Telefónica Germany GmbH & Co. OHG (see Annex V) and 5,500 million euros correspond to the sustainable syndicated loan of Telefónica, S.A. (see Note 29.d).

Loans by currency

The breakdown of "Loans and other payables" line by currency at December 31, 2023 and 2022, and the equivalent value of foreign-currency loans in euros, is as follows:

| | Outstanding balance (in millions) | | | |
| | Local Currency | | Euros | |
Currency	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Euro	2,266	2,823	2,266	2,823
U.S. dollar	389	514	352	481
Brazilian real	119	1,688	22	303
Colombian peso	1,402,872	1,402,435	332	273
Mexican peso	2,716	4,501	145	217
Uruguayan peso	5,455	5,456	126	128
Chilean Peso	247,252	181,601	255	199
Other currencies			103	120
Total Group			**3,601**	**4,544**

Note 19. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting the Group companies are as follows:

- **Exchange rate risk**: arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt , and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

- **Interest rate risk**: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed), (ii) the value of long-term liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

- **Share price risk**: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.

- **Liquidity risk**: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

- **Country risk**: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

- **Credit risk**: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group's solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt (including leases under IFRS 16) plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group's cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).

For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies (caused by depreciation in exchange rates of a foreign currency relative to the euro) are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2023, the net financial debt in Latin American currencies was equivalent to approximately 6,535 million euros (6,360 million euros in 2022). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2023, the Telefónica Group's net financial debt denominated in dollars to hedge that component was equivalent to 657 million euros of asset position (978 million euros of asset position in 2022).

At December 31, 2023, net financial debt in pounds sterling was equivalent to 82 million euros (597 million euros at December 31, 2022). As a consequence of setting up in June 2021 of the joint venture VMO2 (see Note 2), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMO2 is registered by equity method) and incorporating VMO2 to leverage higher than the ratio of twice Debt OIBDA. The synthetic debt target denominated in pounds will be directly related

to the flows that are expected to be repatriated from VMO2.

The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

In 2023, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total positive net result of 124 million euros (negative net result of 23 million euros in 2022).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2023 was considered constant during 2024; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2024 and identical to that existing at the end of 2023. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	**10 %**	**(17)**	**(355)**
USD vs EUR	10 %	1	(47)
Other currencies vs EUR	10 %	1	(12)
Latin American currencies vs USD	10 %	(19)	(296)
All currencies vs EUR	**(10%)**	**17**	**355**
USD vs EUR	(10%)	(1)	47
Other currencies vs EUR	(10%)	(1)	12
Latin American currencies vs USD	(10%)	19	296

The Group's monetary position in Venezuela at December 31, 2023 is a net asset position of 19,900 million Venezuelan digital bolivars equivalent to 113 million euros (4,206 million Venezuelan digital bolivars equivalent to 87 million euros at December 31, 2022). The net monetary position exposure in 2023 has been an asset position, which led to a higher financial expense of 161 million euros due to the effect of the monetary correction for inflation during the year (101 million euros of expense in 2022).

Interest rate risk

The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.

In order to meet this target, Telefónica mainly carried out the following:

a) The interest rate of borrowings tied to a variable interest rate was set.

b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.

c) Fixed rate debt instruments were converted into variable market rate debt instruments.

These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).

The Telefónica Group's financial expenses are exposed to changes in interest rates. In 2023 the Euro, Brazilian Real, British Pound, American Dollar, Chilean peso and Colombian peso were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2023, 88.6% of Telefónica's net financial debt was pegged to fixed interest rates for a period greater than one year, compared to 88.3% in 2022. Of the

remaining 11.4% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, the same as on December 31, 2022.

In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates during the year has led to an increase in the market value of these liabilities. However, this increase was nearly completely offset by the increase in the market value of the hedges on these positions.

Net financial expenses amounted to 1,904 million euros in 2023, increasing 591 million euros compared to 2022. The lower amount in 2022 was mainly due to extraordinary income of 526 million euros related to payments by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain.

To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2023, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.

To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2023, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros

Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(25)	238
-100bp	25	(238)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.

According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies, or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2018, the General Shareholder's Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020 and matured on December 31, 2020, 2021 and 2022 with a result of a delivery of shares to its participants in 2021, in 2022 and in 2023.

In 2021, the General Shareholder's Meeting approved a new Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2021, 2022 and 2023. The first (2021) of the three cycles matured on December 31, 2023 (see Note 27).

Finally, the 2022 Shareholder's Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which is expected to deliver shares to its participants in 2024 (see Note 27).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2023 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.'s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. The Telefónica Group's average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2. The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2023, the average maturity of net financial debt (27,349 million euros) was 11.63 years (including undrawn committed credit facilities).

At December 31, 2023, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2024 amounted to 3,701 and 2,239 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2024, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,148 million euros at December 31, 2023), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group's liquidity and capital resources in 2023, see Note 18 and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group's Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2023, the Telefónica Group's Latin American companies had net financial debt not guaranteed by the Parent company of 2,420 million euros, which represents 8.8% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 247 million euros from Latin America companies have been received in 2023. This amount includes a dividend collection of 544 million euros, partially offset by loans made to subsidiaries in an aggregate amount of 307 million euros.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose "senior debt" ratings are of at least "A-" or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group's derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.

At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below "A", trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments). Additionally, for Treasury surpluses managed at Telefónica S.A, a criteria based on CDs has been added, similar to that used for the selection of counterparties to operate with derivatives, for the selection of counterparties for the placement of those surpluses.

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

The Telefónica Group's maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2023, these guarantees amounted to approximately 7,316 million euros (6,657 million euros at December 31, 2022).

Capital management

Telefónica's corporate finance department takes into consideration several factors for the evaluation of the Telefónica's capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Interest rate benchmark reform and associated risks

In 2022, the transition was made to the new reference indices affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indices (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefonica S.A. decided not to adhere to the ISDA Protocol and has since negotiated bilateral contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments or impact on hedging relationships directly affected by the reform. Thus, as of June 2023, all Libor indices have been replaced by Libor Fallbacks for the entire portfolio outstanding on that date.

Derivatives policy

At December 31, 2023, the nominal value of outstanding derivatives with external counterparties amounted to

81,097 million euros equivalent, a 3% decrease from December 31, 2022 (83,706 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (Forward Rate Agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

The main principles in the management of derivatives are detailed below:

1) Derivatives based on a clearly identified hedged items.

Telefónica's derivatives policy emphasizes the following points:

- Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company's functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

- Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest

rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the hedged item.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were the chance of differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative's fair value using the valuation systems available to the Telefónica Group.

Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. Among these tools are the Calypso system, extensively used in various financial institutions, and the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

- Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

- Variations in exchange rates that change the value of the underlying asset in the company's functional currency and affect the measurement of the cash flow in the functional currency.

- Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of "Equity instruments".

- Variations in the price of commodities related to contracts that the Group has with third parties.

Regarding the underlying:

- Hedges can cover all or part of the value of the underlying.

- The risk to be hedged can be for the whole period of the transaction or for only part of the period.

- The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

The main coverage instruments used are:

- Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in

foreign currency and net investment hedge in foreign currency.

- Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.

- Spots: for purchases and sales of currencies that are made same day value or two days' value. Generally used for operational needs or for divestments of operations in foreign currency.

- Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.

- Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.

    It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect" hedge, but this circumstance will have to be analyzed case by case.

- CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.

- Derivatives of Commodities associated to:

    - Price risk hedge (mainly Electricity) associated with the Group's own contracts.

    - Supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.

- Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.

Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:

- the same underlying item; or

- Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.

Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.

There can be three types of hedges:

- Fair value hedges.

- Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.

- Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.

When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of "financial risks management and hedging strategy under IFRS 9". To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

- The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

- The hedging instrument starts with initial value and a financing effect is produced.

- When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica's Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

7) Cancellation of derivatives.

When a derivative transaction is canceled, the company may:

- Cancel the derivative and pay its market value.

- Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

Breakdown of financial results

The breakdown of the financial results recognized in 2023, 2022 and 2021 is as follows:

Millions of euros	2023	2022	2021
Interest income	516	384	191
Dividends received	29	25	14
Other financial income	349	894	174
Subtotal	**894**	**1,303**	**379**
Changes in fair value of asset derivatives at fair value through profit or loss	114	377	132
Changes in fair value of liability derivatives at fair value through profit or loss	(42)	(861)	(24)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	4	8	—
Transfer from equity of results of cash flow hedges - future cash flows that are no longer expected to happen	—	(2)	—
(Loss)/Gain on fair value hedges	246	(1,818)	(517)
Gain/(loss) on adjustment to items hedged by fair value hedges	(292)	1,763	527
Subtotal	**30**	**(533)**	**118**
Interest expenses	(1,606)	(1,548)	(1,290)
Financial expenses on lease liabilities (see Note 20)	(435)	(393)	(274)
Ineffective portion of cash flow hedges	(12)	(15)	(41)
Accretion of provisions and other liabilities	(489)	276	(169)
Other financial expenses	(297)	(317)	(137)
Subtotal	**(2,839)**	**(1,997)**	**(1,911)**
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	**(1,915)**	**(1,227)**	**(1,414)**

"Other financial income" in 2022 included 526 million euros corresponding to delayed interest after the Agreement for the Execution of the Judgment of the Audiencia Nacional issued on October 24, 2022 (see Note 25, Inspections of the tax group in Spain).

"Other financial income" in 2023 included 46 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (139 million euros and 90 million euros in 2022 and 2021, respectively, see Note 25).

"(Loss)/Gain on fair value hedges" includes mainly the impact on income of fair value hedges contracted by Telefónica, S.A., which are similarly reflected under "Gain/(loss) on adjustment to items hedged by fair value hedges" and therefore, have no significant net impact on the consolidated income statement. The decrease in both items in 2023 and the increase in 2022 with respect to previous years is the result of lower and higher interest rates, respectively. The impact of hyperinflation on the net monetary position of the Group's subsidiaries in Argentina amounted to 48 million euros in 2023 (39 million euros in 2022 and 25 million euros in 2021) and is recorded under

Exchange differences in the consolidated income statement.

Evolution of derivative instruments

The movement of the net position of derivatives during the years ended December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	Movement in 2023	Movement in 2022
Opening balance of assets/ (liabilities)	**1,012**	**1,573**
Financing payments	(33)	715
Financing proceeds	(20)	(89)
Interest (proceeds)/payments	97	283
Other (proceeds)/payments	87	(17)
Fair value adjustments through other comprehensive income	(584)	1,031
Movements with counterparty in the income statement	(57)	(2,649)
Translation differences	(115)	169
Other movements	12	(4)
Closing balance of assets/ (liabilities)	**399**	**1,012**

The variation in 2023 represents a decrease of 613 million euros of asset (decrease of 561 million euros of asset in 2022) mainly due to the evolution of exchange rate, mainly due to the depreciation of dollar and the appreciation of Brazilian real, and due to the increase of interest rates of dollar and decrease of euro. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.

As of December 31, 2023 the derivatives portfolio amount a net positive value of 399 million euros (a net positive value of 1,012 as of December 31, 2022). This amount includes a net positive value of 135 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 638 million euros at December 31, 2022).

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.

Derivatives arranged by the Group at December 31, 2023 are detailed in Appendix IV.

Index

Notes to the consolidated financial statements

The breakdown of Telefónica's hedges and other derivative instruments at December 31, 2023 and December 31, 2022, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2023

Millions of euros	Notional amount – Maturities (*)					Book value of the derivative and no-derivative instruments (**)				
	2024	2025	2026	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(3,225)	873	2,533	4,917	5,098	(1,785)	(272)	1,224	87	(746)
Interest rate risk	(1,190)	(123)	2	(4,070)	(5,381)	(334)	(163)	404	35	(58)
Cash flow hedges	(1,490)	(650)	–	3,532	1,392	(16)	–	83	35	102
Fair value hedges	300	527	2	(7,602)	(6,773)	(318)	(163)	321	–	(160)
Exchange rate risk	(2,115)	–	2,344	6,103	6,332	(1,124)	(69)	711	51	(431)
Cash flow hedges	657	–	2,344	6,038	9,039	(1,124)	(38)	708	20	(434)
Fair value hedges	401	–	–	65	466	–	(5)	3	20	18
Net investment in a foreign business hedges	(3,173)	–	–	–	(3,173)	–	(26)	–	11	(15)
Interest rate and exchange rate risk	80	996	187	2,884	4,147	(327)	(40)	109	1	(257)
Cash flow hedges	80	996	9	2,339	3,424	(281)	(40)	35	1	(285)
Fair value hedges	–	–	178	545	723	(46)	–	74	–	28
Undesignated derivatives	396	(416)	(738)	(1,625)	(2,383)	(155)	(80)	433	149	347
Other derivatives of interest rate	(288)	(525)	(738)	(1,625)	(3,176)	(155)	(54)	399	14	204
Other derivatives of exchange rate	(123)	–	–	–	(123)	–	(14)	–	13	(1)
Other derivatives	807	109	–	–	916	–	(12)	34	122	144
Total derivative instruments	(2,829)	457	1,795	3,292	2,715	(1,940)	(352)	1,657	236	(399)
No derivatives instruments of accounting hedges (***)	–	–	–	27	27	–	–	27	–	27
Exchange rate risk	–	–	–	27	27	–	–	27	–	27
Fair value hedges	–	–	–	–	–	–	–	–	–	–
Net investment in a foreign business hedges	–	–	–	27	27	–	–	27	–	27

(*) For interest rate hedges, the positive amount is in terms of "fixed payment." For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 27 million euros correspond to "Loans and other debts"" (see Note 18).

December 31, 2022

Millions of euros	Notional amount – Maturities (*)					Book value of the derivative and no-derivative instruments (**)				
	2023	2024	2025	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	**(2,034)**	**116**	**(77)**	**7,237**	**5,242**	**(2,404)**	**(466)**	**1,317**	**78**	**(1,475)**
Interest rate risk	**(795)**	**2**	**(123)**	**(5,590)**	**(6,506)**	**(211)**	**(187)**	**446**	**9**	**57**
Cash flow hedges	3	—	—	1,114	1,117	(26)	(4)	8	9	(13)
Fair value hedges	(798)	2	(123)	(6,704)	(7,623)	(185)	(183)	438	—	70
Exchange rate risk	**(1,340)**	**34**	**—**	**9,284**	**7,978**	**(1,742)**	**(213)**	**711**	**68**	**(1,176)**
Cash flow hedges	744	34	—	8,824	9,602	(1,742)	(57)	704	30	(1,065)
Fair value hedges	837	—	—	460	1,297	—	(87)	7	28	(52)
Net investment in a foreign business hedges	(2,921)	—	—	—	(2,921)	—	(69)	—	10	(59)
Interest rate and exchange rate risk	**101**	**80**	**46**	**3,543**	**3,770**	**(451)**	**(66)**	**160**	**1**	**(356)**
Cash flow hedges	101	80	46	3,234	3,461	(445)	(66)	74	1	(436)
Fair value hedges	—	—	—	309	309	(6)	—	86	—	80
Undesignated derivatives	**(1,964)**	**(479)**	**(525)**	**(2,363)**	**(5,331)**	**(264)**	**(246)**	**706**	**267**	**463**
Other derivatives of interest rate	(1,539)	(688)	(525)	(2,363)	(5,115)	(264)	(59)	631	16	324
Other derivatives of exchange rate	(1,132)	—	—	—	(1,132)	—	(179)	—	145	(34)
Other derivatives	707	209	—	—	916	—	(8)	75	106	173
Total derivative instruments	**(3,998)**	**(363)**	**(602)**	**4,874**	**(89)**	**(2,668)**	**(712)**	**2,023**	**345**	**(1,012)**
No derivatives instruments of accounting hedges (***)	**—**	**141**	**—**	**—**	**141**	**—**	**—**	**141**	**—**	**141**
Exchange rate risk	**—**	**141**	**—**	**—**	**141**	**—**	**—**	**141**	**—**	**141**
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investment in a foreign business hedges	—	141	—	—	141	—	—	141	—	141

(*) For interest rate hedges, the positive amount is in terms of "fixed payment." For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 141 million euros correspond to "Loans and other debts" (see Note 18).

Index

Notes to the consolidated financial statements

The detail of hedged items by fair value hedges at December 31, 2023 and December 31, 2022 are as follows:

December 31, 2023

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)				Of which: accumulated amount of any hedge item that have ceased to be adjusted for gains and losses
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	
Assets	**32**	**249**	**—**	**281**	**(15)**	**—**	**—**	**(15)**	**—**
Financial assets and other non-current assets	28	96	—	124	(14)	—	—	(14)	—
Receivables and other current assets	—	150	—	150	—	—	—	—	—
Other current financial assets	4	—	—	4	(1)	—	—	(1)	—
Other heading of assets	—	3	—	3	—	—	—	—	—
Liabilities	**8,092**	**1,365**	**1,495**	**10,952**	**153**	**(8)**	**34**	**179**	**(9)**
Non-current financial liabilities	8,009	452	1,397	9,858	153	—	34	187	33
Payables and other non-current liabilities	—	44	—	44	—	(1)	—	(1)	—
Current financial liabilities	83	10	98	191	—	—	—	—	—
Payables and other current liabilities	—	859	—	859	—	(7)	—	(7)	(42)

(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and viceversa.

December 31, 2022

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)				Of which: accumulated amount of any hedge item that have ceased to be adjusted for gains and losses
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	
Assets	**15**	**250**	**—**	**265**	**8**	**22**	**—**	**30**	**—**
Financial assets and other non-current assets	8	96	—	104	8	1	—	9	—
Receivables and other current assets	—	152	—	152	—	21	—	21	—
Other heading of assets	—	2	—	2	—	—	—	—	—
Liabilities	**8,125**	**1,295**	**1,619**	**11,039**	**(88)**	**(38)**	**67**	**(59)**	**21**
Non-current financial liabilities	7,735	468	1,454	9,657	(89)	—	15	(74)	36
Non-current lease liabilities	—	—	—	—	—	—	—	—	—
Payables and other non-current liabilities	—	60	—	60	—	(2)	—	(2)	—
Current financial liabilities	387	11	165	563	—	—	52	52	1
Payables and other current liabilities	3	756	—	759	1	(36)	—	(35)	(16)

(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

Index

Notes to the consolidated financial statements

The evolutions of hedges in equity at December 31, 2023 and December 31, 2022 are as follows:

Millions of euros	Derivative instruments				No derivative instruments			
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges	Total Gross amount	Tax effect	Total hedges in equity
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks					
Balance at 12/31/2022	**(37)**	**861**	**210**	**(30)**	**(9)**	**995**	**(270)**	**725**
Changes in the fair value registered in equity	(49)	(445)	(66)	(66)	2	(624)	155	(469)
Transfer to the initial value of hedged item	1	6	13	–	–	20	(5)	15
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	–	–	–	–	–	–	–	–
Transfer to the income statement of the period - the hedged item has affected profit or loss	32	19	19	–	–	70	(17)	53
Total translation differences	(3)	–	–	(1)	–	(4)	–	(4)
Other movements	–	–	–	(3)	(4)	(7)	–	(7)
Balance at 12/31/2023	**(56)**	**441**	**176**	**(100)**	**(11)**	**450**	**(137)**	**313**
Amounts remaining in equity for continuing hedges	(33)	408	250	(100)	(11)	514		
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(23)	33	(74)	–	–	(64)		
Balance at 12/31/2023	**(56)**	**441**	**176**	**(100)**	**(11)**	**450**		

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +240 million euros (+181 million euros in 2022), see

detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this Note, and in exchange differences amounted to -324 million euros (+536 million euros in 2022).

Millions of euros	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges			
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks					
Balance at 12/31/2021	**(70)**	**247**	**(270)**	**705**	**(5)**	**607**	**(170)**	**437**
Changes in the fair value registered in equity	4	1,235	612	(743)	(4)	1,104	(284)	820
Transfer to the initial value of hedged item	1	(2)	(7)	–	–	(8)	2	(6)
Transfer to the income statement of the period – the hedged future cash flows are no longer expected to happen	–	1	–	–	–	1	–	1
Transfer to the income statement of the period - the hedged item has affected profit or loss	26	(620)	(127)	10	–	(711)	181	(530)
Total translation differences	2	–	2	(6)	–	(2)	5	3
Other movements	–	–	–	4	–	4	(4)	–
Balance at 12/31/2022	**(37)**	**861**	**210**	**(30)**	**(9)**	**995**	**(270)**	**725**
Amounts remaining in equity for continuing hedges	10	826	290	(30)	(9)	1,087		
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(47)	35	(80)	–	–	(92)		
Balance at 12/31/2022	**(37)**	**861**	**210**	**(30)**	**(9)**	**995**		

The evolution of cost of hedging in equity in 2023 and 2022 are as follows:

	Exchange rate risk			
	Forward element / CBS			
Millions of euros	A time-period related hedge item	Total gross amount	Tax effect	Total cost of hedging in equity
Balance at 12/31/2021	**43**	**43**	**(11)**	**32**
Changes in the fair value registered in equity	(59)	(59)	15	(44)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2022	**(25)**	**(25)**	**6**	**(19)**
Changes in the fair value registered in equity	79	79	(20)	59
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2023	**45**	**45**	**(12)**	**33**

The details of the ineffective portion of accounting hedges with impact on the income statement in 2023 and 2022 are as follows:

2023

Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	**97**	**98**	**(1)**
Cash flow hedges	(39)	(39)	–
Fair value hedges	136	137	(1)
Exchange rate risk	**(702)**	**(699)**	**(3)**
Cash flow hedges	(409)	(406)	(3)
Net investment hedges	(293)	(293)	–
Interest rate and exchange rate risk	**(45)**	**(35)**	**(10)**
Cash flow hedges	(45)	(35)	(10)
Total	**(650)**	**(636)**	**(14)**

2022

Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	**(1,257)**	**(1,238)**	**(19)**
Cash flow hedges	35	35	–
Fair value hedges	(1,292)	(1,273)	(19)
Exchange rate risk	**(8)**	**(8)**	**–**
Cash flow hedges	1,108	1,108	–
Net investment hedges	(1,116)	(1,116)	–
Interest rate and exchange rate risk	**462**	**475**	**(13)**
Cash flow hedges	462	475	(13)
Total	**(803)**	**(771)**	**(32)**

Note 20. Lease liabilities

The evolution of lease liabilities in 2023 and 2022 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2022	**8,677**
Additions	2,382
Principal and interests payments	(2,559)
Principal payments (Note 28)	(2,114)
Interests payments	(445)
Disposals	(138)
Accrued interests	435
Translation differences and hyperinflation adjustments	62
Transfers and others	88
Balance at 12/31/2023	**8,947**

Millions of euros	Lease liabilities
Balance at 12/31/2021	**8,070**
Additions	2,487
Principal and interests payments	(2,361)
Principal payments (Note 28)	(1,996)
Interests payments	(365)
Disposals	(59)
Business combinations	124
Accrued interests	393
Translation differences and hyperinflation adjustments	246
Transfers and others	(223)
Balance at 12/31/2022	**8,677**

"Additions" includes fixed asset sale and leaseback transactions, which amounted to 21 million euros in 2023 (125 million euros in 2022). The gain recorded in 2023 and 2022 for sale and leaseback transactions amounted to 105 million euros and 381 million euros, respectively (see Note 26).

"Business combinations" in 2022 included 117 million euros of lease liabilities related to the acquisition of rights of use of Oi (see Note 29), as well as, 2 and 5 million euros for the incorporation of the Incremental group and the BE-terna group, respectively (see Note 5).

There are commitments for leases not started at December 31, 2023 amounting to 1,117 million euros, mainly related to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH (at December 31, 2022 1,569 million euros).

"Transfers and others" in 2022 included the reclassification of lease liabilities on shutdown site contracts of Pegaso PCS amounted to 264 million euros.

The maturity schedule of lease liabilities at December 31, 2023 is as follows:

Millions of euros

Maturity	Current	Non-Current					Non-current total	Total
	2024	2025	2026	2027	2028	Subsequent years		
Lease liabilities	2,354	1,876	1,455	1,190	1,008	2,060	7,589	9,943

Note 21. Payables and other non-current liabilities

The composition of "Payables and other non-current liabilities" of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Payables	**1,913**	**1,914**
Trade payables	553	463
Debt for spectrum acquisition	1,184	1,293
Other payables	175	158
Payables to associates and joint ventures (Note 10)	1	—
Other non-current liabilities	**1,692**	**1,632**
Contractual liabilities (Note 23)	778	891
Deferred revenue	126	199
Current tax payables	784	542
Long-term insurance and reinsurance contracts liabilities from associates and joint ventures (Note 10)	4	—
Total	**3,605**	**3,546**

"Non-currrent debt for spectrum acquisition" as of December 31, 2023 and December 31, 2022, is detailed below:

Millions of euros	12/31/2023	12/31/2022
Telefónica Spain	69	74
Telefónica Colombia	108	85
Telefónica Brazil	211	243
Telefónica Germany	791	891
Telefónica Uruguay	5	—
Total	**1,184**	**1,293**

The outstanding liabilities at December 31, 2023 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 amounted to 1,301 million Brazilian real (243 million euros) including 949 million Brazilian reais (177 million euros) are classified as non-current. At December 31, 2022, outstanding liabilities amounted to 1,844 million Brazilian reais (331 million euros at exchange rate of 2022), including 1,192 million Brazilian reais (214 million euros at

closing exchange rate of 2022) were classified as non-current.

In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement to defer payments in interest-free annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2023 and 2022, payments amounting to 108 million euros have been made each year (see Note 28). The current value of the debt at December 31, 2023 amounted to 898 million euros (998 million euros at December 31, 2022), 791 million euros have a maturity of more than twelve months (891 million euros at December 31, 2022).

Payments for financed licenses for the years 2023 and 2022 amounted to 245 and 657 million euros, respectively (see Note 28).

"Deferred revenues" include grants amounting to 47 million euros at December 31, 2023 (53 million euros at December 31, 2022).

Note 22. Payables and other current liabilities

The breakdown of "Payables and other current liabilities" of the Telefónica Group at December 31, 2023 and December 31, 2022 and the opening balance as of January 1, 2023 after the impacts of first application of IFRS 17 (see Note 3) is as follows:

Millions of euros	12/31/2023	12/31/2022	First application of IFRS 17 impact	01/01/2023
Payables	**12,138**	**12,018**	**(197)**	**11,821**
Trade payables	7,693	7,545	(197)	7,348
Payables to suppliers of property, plant and equipment	2,763	2,841	—	2,841
Debt for spectrum acquisition	218	248	—	248
Other payables	1,176	1,088	—	1,088
Dividends pending payment	166	203	—	203
Payables to associates and joint ventures (Note 10)	122	93	—	93
Other current liabilities	**1,819**	**1,491**	**198**	**1,689**
Contract liabilities (Note 23)	1,035	1,038	—	1,038
Deferred revenue	98	102	—	102
Advances received	465	350	—	350
Short-term insurance and reinsurance contracts liabilities	197	—	198	198
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 10)	24	1	—	1
Total	**13,957**	**13,509**	**1**	**13,510**

"Current debt for spectrum acquisition" as of December 31, 2023 and December 31, 2022, is detailed below:

Millions of euros	12/31/2023	12/31/2022
Telefónica Germany	107	107
Telefónica Colombia	10	17
Telefónica Brazil	66	117
Telefónica Spain	7	7
Telefónica Ecuador	16	—
Telefónica Uruguay	12	—
Total	**218**	**248**

At December 31, 2023 and December 31, 2022, "Payables for spectrum acquisition", includes the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil acquired in November 2021 and the spectrum licenses in Telefónica Germany acquired in June 2019 (see Note 21).

"Deferred revenue" includes grants amounting to 24 million euros at December 31, 2023 (17 million euros at December 31, 2022).

The composition of current "Other payables" at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Accrued employee benefits	621	608
Other non-financial non-trade payables	555	480
Total	**1,176**	**1,088**

Information on average payment period to suppliers. Third additional provision, "Information requirement" of Law 15/2010 of July 5, modified by Law 18/2022, of September 28.

In accordance with the aforementioned Law 15/2010, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

Number of days	2023	2022
Weighted average maturity period	**51**	**53**
Ratio of payments	53	55
Ratio of outstanding invoices	39	42
Millions of euros		
Total payments	7,897	8,362
Outstanding invoices	1,211	1,251

On October 19, 2022, Law 18/2022, of September 28, on the creation and growth of companies, came into force, which modifies the third additional provision of Law 15/2010. The new standard establishes the obligation to publish in annual accounts, in addition to the information already required, the monetary volume and number of invoices paid in a period less than the maximum established in the late payment regulations, and the percentage they represent of the total number of invoices and on the total monetary payments to its suppliers. This information for the 2023 and 2022 financial years is shown below:

	2023	2022
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	4,558	4,899
Percentage of total payments	**58%**	**59%**
Number of invoices paid in a period less than the maximum established in the regulations	141,862	157,523
Percentage of the total number of invoices paid	**51%**	**54%**

The Telefónica Group's Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial

suppliers in 2023 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2023 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.

The average payment period to suppliers of the Telefónica Group's companies in Spain in 2023, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 51 days (53 days in 2022).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs

The movement of contractual assets and capitalized costs in 2023 and 2022 is as follows:

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Balance at 12/31/2023
Long-term contractual assets (Note 12)	**359**	**118**	**(17)**	**(135)**	**325**
Contractual assets	360	118	(17)	(135)	326
Impairment losses	(1)	—	—	—	(1)
Short-term contractual assets (Note 14)	**195**	**276**	**(403)**	**134**	**202**
Contractual assets	202	277	(404)	134	209
Impairment losses	(7)	(1)	1	—	(7)
Total	**554**	**394**	**(420)**	**(1)**	**527**

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2022
Long-term contractual assets (Note 12)	**209**	**261**	**(12)**	**(100)**	**1**	**359**
Contractual assets	210	261	(12)	(100)	1	360
Impairment losses	(1)	—	—	—	—	(1)
Short-term contractual assets (Note 14)	**133**	**294**	**(337)**	**100**	**5**	**195**
Contractual assets	141	295	(340)	100	6	202
Impairment losses	(8)	(1)	3	—	(1)	(7)
Total	**342**	**555**	**(349)**	**—**	**6**	**554**

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2023 and 2022 is as follows:

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2023
Non-current capitalized costs (Note 12)	**854**	**838**	**(2)**	**(682)**	**(7)**	**1,001**
Of obtaining a contract	610	694	(1)	(536)	7	774
Of fulfilling a contract	244	144	(1)	(146)	(14)	227
Impairment losses	–	–	–	–	–	–
Current capitalized costs (Note 14)	**885**	**620**	**(1,175)**	**684**	**(16)**	**998**
Of obtaining a contract	710	534	(967)	538	–	815
Of fulfilling a contract	175	86	(208)	146	(16)	183
Impairment losses	–	–	–	–	–	–
Total	**1,739**	**1,458**	**(1,177)**	**2**	**(23)**	**1,999**

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Non-current capitalized costs (Note 12)	**555**	**820**	**(2)**	**(547)**	**19**	**9**	**854**
Of obtaining a contract	371	671	–	(447)	6	9	610
Of fulfilling a contract	184	149	(2)	(100)	13	–	244
Impairment losses	–	–	–	–	–	–	–
Current capitalized costs (Note 14)	**668**	**630**	**(987)**	**547**	**20**	**7**	**885**
Of obtaining a contract	537	509	(801)	448	10	7	710
Of fulfilling a contract	131	121	(186)	99	10	–	175
Impairment losses	–	–	–	–	–	–	–
Total	**1,223**	**1,450**	**(989)**	**–**	**39**	**16**	**1,739**

The movement of contractual liabilities of contracts with customers in 2023 and 2022 is as follows:

Millions of euros	Balance at 12/31/2022	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2023
Long-term contractual liabilities (Note 21)	891	162	(2)	(1)	(279)	7	778
Short-term contractual liabilities (Note 22)	1,038	5,374	(973)	(4,700)	286	10	1,035
Total	**1,929**	**5,536**	**(975)**	**(4,701)**	**7**	**17**	**1,813**

Millions of euros	Balance at 12/31/2021	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Long-term contractual liabilities (Note 21)	829	300	(2)	—	(242)	6	—	891
Short-term contractual liabilities (Note 22)	958	5,546	(984)	(4,756)	236	16	22	1,038
Total	**1,787**	**5,846**	**(986)**	**(4,756)**	**(6)**	**22**	**22**	**1,929**

The maturity schedule of contractual liabilities at December 31, 2023 is as follows:

Millions of euros	2024	2025	2026	Subsequent years	Total
Contractual liabilities, activation fees	23	9	1	2	35
Contractual liabilities, sales of prepay cards	487	—	—	—	487
Contractual liabilities, services	306	49	11	72	438
Contractual liabilities, sales of handsets	33	5	—	—	38
Contractual liabilities, sales of other equipments	3	—	—	18	21
Contractual liabilities, irrevocable rights to use	69	55	49	396	569
Other contractual liabilities	114	24	19	68	225
Maturity of performance obligations	**1,035**	**142**	**80**	**556**	**1,813**

Note 24. Provisions

The amounts of provisions in 2023 and 2022 are as follows:

	12/31/2023			12/31/2022		
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	**1,005**	**4,949**	**5,954**	**885**	**4,093**	**4,978**
Termination plans	282	1,461	1,743	135	241	376
Post-employment defined benefit plans	12	428	440	9	329	338
Other benefits	711	3,060	3,771	741	3,523	4,264
Dismantling of assets	**17**	**505**	**522**	**26**	**502**	**528**
Other provisions	**574**	**2,000**	**2,574**	**720**	**1,910**	**2,630**
Total	**1,596**	**7,454**	**9,050**	**1,631**	**6,505**	**8,136**

a) Employee benefits

In 2023 the Group recorded a provision of 1,538 million euros (179 million euros in 2022), of which 1,320 million euros corresponds to Telefónica Spain mainly relating to the agreement reached with the most representative Trade Unions for the execution of Collective Redundancies, explained in *Termination plans* in this note (57 million euros in 2022). The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2023	2022
Telefónica Spain	1,320	57
Telefónica Germany	11	16
Telefónica Hispam	128	98
Other companies	79	8
Total	**1,538**	**179**

Termination plans

The movement in provisions for termination plans in 2023 and 2022 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2021	**628**
Additions	106
Retirements/amount applied	(311)
Transfers	(43)
Translation differences, hyperinflation adjustments and accretion	(4)
Provisions for termination plans at 12/31/2022	**376**
Additions	1,520
Retirements/amount applied	(133)
Translation differences, hyperinflation adjustments and accretion	(20)
Provisions for termination plans at 12/31/2023	**1,743**

Telefónica Spain

On December 28, 2023 certain subsidiaries of Telefónica Spain, taking into account the concurrence of productive, organizational and technical causes, has reached an agreement with the most representative Trade Unions for the execution of collective redundancies up to a total of 3,420 employees, to which employees turning 56 years or older during 2024 and with a seniority of more than 15 years have adhered (see Note 2). This agreement was endorsed on January 3, 2024.

As a consequence of these agreements, a provision of 1,299 million euros has been recorded, charged to the personnel expenses heading of the consolidated income statement in 2023. The amount for this provision classified as current totaled 107 million euros.

The discount rate used for this termination plan at December 31, 2023 was 3.00% with an average plan length of 4.05 years.

Additionally, the III Collective Bargaining Agreement has been signed, valid until December 31, 2026 and extendable for another year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context and deep transformation.

Post-employment defined benefit plans

The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2023

Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	236	764	74	15	1,089
Assets	(103)	(777)	—	(14)	(894)
Net provision before asset ceiling	133	(13)	74	1	195
Asset ceiling	—	200	—	—	200
Total	**133**	**187**	**74**	**1**	**395**
Net provision	143	201	86	10	440
Net assets	10	14	12	9	45

12/31/2022

Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	208	622	64	19	913
Assets	(101)	(751)	—	(18)	(870)
Net provision before asset ceiling	107	(129)	64	1	43
Asset ceiling	—	266	—	—	266
Total	**107**	**137**	**64**	**1**	**309**
Net provision	117	138	75	8	338
Net assets	10	1	11	7	29

The movement in the present value of obligations in 2023
and 2022 is as follows:

Millions of euros	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2021	**322**	**549**	**67**	**22**	**960**
Translation differences	–	74	(7)	1	68
Current service cost	11	3	4	1	19
Interest cost	3	54	6	–	63
Actuarial losses and gains	(123)	(10)	3	–	(130)
Benefits paid	(5)	(48)	(4)	(1)	(58)
Plan curtailments	–	–	(3)	–	(3)
Other movements	–	–	(2)	(4)	(6)
Present value of obligation at 12/31/2022	**208**	**622**	**64**	**19**	**913**
Translation differences	–	27	4	–	31
Current service cost	11	2	5	1	19
Interest cost	8	61	8	1	78
Actuarial losses and gains	15	101	2	–	118
Benefits paid	(6)	(49)	(5)	(1)	(61)
Plan curtailments	–	–	(3)	–	(3)
Other movements	–	–	(1)	(5)	(6)
Present value of obligation at 12/31/2023	**236**	**764**	**74**	**15**	**1,089**

Movements in the fair value of plan assets in 2023 and
2022 are as follows:

Millions of euros	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2021	**99**	**660**	**15**	**774**
Translation differences	–	89	1	90
Interest income	1	65	–	66
Actuarial losses and gains	(1)	(2)	–	(3)
Company contributions	2	–	–	2
Benefits paid	(3)	(42)	–	(45)
Transfers	3	–	2	5
Other movements	–	(19)	–	(19)
Fair value of plan assets at 12/31/2022	**101**	**751**	**18**	**870**
Translation differences	–	31	–	31
Interest income	3	74	–	77
Actuarial losses and gains	–	(30)	–	(30)
Company contributions	2	–	–	2
Benefits paid	(3)	(45)	–	(48)
Transfers	–	–	(4)	(4)
Other movements	–	(4)	–	(4)
Fair value of plan assets at 12/31/2023	**103**	**777**	**14**	**894**

Telefónica Brazil post-employment benefit plans

Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans		
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
Pension plans		
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2023	12/31/2022
Discount rate	8.90% - 9.18%	9.75% - 9.83%
Nominal rate of salary increase	4.57% - 6.60%	4.57% - 6.35%
Long term inflation rate	3.50%	3.50%
Growth rate for medical costs	6.61%	6.61%
Mortality tables	AT 2000 M/F	AT 2000 M/F

The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	405	391	420
Health plans	358	337	383
Total obligation	**763**	**728**	**803**

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	405	405	405
Health plans	358	409	317
Total obligation	**763**	**814**	**722**

Other employee benefits

Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that was completely voluntary for the year 2019, with the same conditions as the previous one. In 2021, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplated an Individual Suspension Plan of employment, fully voluntary.

These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plans (PSI) in the periods opened for these purposes.

At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2023 and 2022 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.

The provision at December 31, 2023 amounted to 3,648 million euros (4,150 million euros at December 31, 2022).

The discount rate used for these provisions at December 31, 2023 was 3.08% with an average plans length of 3.18 years.

Sensitivity of the valuation

The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

	-100 b.p.		+100 b.p.	
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(171)	(171)	161	161

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 161 million euros and have a positive impact on the income statement of 161 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 171 million euros and have a negative impact on the income statement of 171 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).

b) Provisions for dismantling of assets

The movement of provision for dismantling of assets in 2023 and 2022 is as follows:

	Millions of euros
Dismantling of assets at December 31, 2021	**577**
Additions	141
Accretion	(160)
Retirements/amount applied	(41)
Transfers	16
Translation differences and other	(5)
Dismantling of assets at December 31, 2022	**528**
Additions	54
Accretion	23
Retirements/amount applied	(67)
Transfers	14
Translation differences and other	(30)
Dismantling of assets at December 31, 2023	**522**

The detail by segments of provision for dismantling of assets in 2023 and 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Telefónica Spain	16	18
Telefónica Germany	354	323
Telefónica Brazil	76	71
Telefónica Hispam	76	116
Total	**522**	**528**

c) Other provisions

The movement in "Other provisions" in 2023 and 2022 is as follows:

	Millions of euros
Other provisions at December 31, 2021	**2,128**
Additions and accretion	856
Retirements/amount applied	(646)
Business combinations	226
Transfers	(7)
Translation differences and other	73
Other provisions at December 31, 2022	**2,630**
Additions and accretion	809
Retirements/amount applied	(805)
Transfers	(16)
Translation differences and other	(44)
Other provisions at December 31, 2023	**2,574**

"Business combinations" in 2022 mainly corresponded to provisions related to the acquisition of mobiles assets of Oi (see Note 5).

The Group is exposed to risks of claims and litigation, mainly related to tax and regulatory proceedings, and labor and civil claims.

Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.

Telefónica Brazil

Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.

The balance of these provisions at December 31, 2023 and December 31, 2022 is shown in the following table:

Millions of euros	12/31/2023	12/31/2022
Tax proceedings	515	446
Regulatory proceedings	329	336
Labor claims	130	97
Civil proceedings	229	214
Amounts to be refunded to customers	18	108
Provision for fines for canceling lease agreements	8	99
Total	**1,229**	**1,300**

Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011, GVT in 2015 and the mobile assets of Oi in 2022 (see Note 5). These contingent liabilities amounted to 187 million euros at December 31, 2023 (176 million euros at December 31, 2022).

In 2022, Complementary Law No. 194 was enacted in Brasil, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. The provision in Telefónica Brasil at December 31, 2023 amounted to 18 million euros (108 million euros at December 31, 2022).

"Provision for fines for canceling lease agreements" relates to the acquisition of Garliava, resulting from the sale or shutdown of sites (see Note 5).

The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2023	12/31/2022
Federal taxes	149	140
State taxes	248	200
Municipal taxes	9	8
FUST	109	98
Total	**515**	**446**

The breakdown of changes in provisions for tax proceedings in 2023 and 2022 is as follows:

	Millions of euros
Balance at 12/31/2021	**340**
Movements with a counterparty in operating income	31
Write-offs due to payment	(6)
Monetary updating	37
Translation differences	44
Balance at 12/31/2022	**446**
Movements with a counterparty in operating income	16
Write-offs due to payment	(3)
Monetary updating	38
Translation differences	18
Balance at 12/31/2023	**515**

Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 36,963 million Brazilian reals (6,909 million euros) as of December 31, 2023 (33,473 million Brazilian reals, 6,009 million euros as of December 31, 2022). The possible contingencies from the main income tax proceedings (federal tax) are described in Note 25.

Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).

With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,761 million Brazilian reals (329 million euros) at December 31, 2023 (1,869 million Brazilian reals, 336 million euros at December 31, 2022). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 6,765 million Brazilian reals (1,264 million euros) at December 31, 2023 (5,845 million Brazilian reals, 1,049 million euros at December 31, 2022), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).

In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 398 million euros at December 31, 2023 (391 million euros at December 31, 2022).

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2023 and December 31, 2022 are as follows:

Millions of euros	12/31/2023	12/31/2022
Tax proceedings	304	280
Labor claims	17	21
Civil proceedings	161	248
Regulatory proceedings	58	54
Garnishments	4	4
Total	**544**	**607**
Current (see Note 15)	14	106
Non-current (see Note 12)	531	501

Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 45 companies at December 31, 2023 (47 companies at December 31, 2022).

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2023 and 2022 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2022	**4,884**	**3,067**
Additions	2,040	383
Disposals	(760)	(673)
Transfers	15	21
Translation differences and hyperinflation adjustments	61	(92)
Company movements and others	—	(4)
Balance at December 31, 2023	**6,240**	**2,702**

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2021	**5,616**	**2,602**
Additions	1,080	685
Disposals	(1,877)	(400)
Transfers	21	(30)
Translation differences and hyperinflation adjustments	42	184
Company movements and others	2	26
Balance at December 31, 2022	**4,884**	**3,067**

The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.

Main changes registered in 2023

Following the ruling of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see Tax deductibility of financial goodwill in Spain in this note) an addition of tax credits for tax loss carryforwards has been recognized with a balancing entry in the income tax amounting to 334 million euros.

Likewise, as of December 31, 2023, the recoverability of the deferred tax assets of the Tax Group in Spain has been estimated, considering: i) the estimates of results of the companies that make up the Tax Group; and ii) the effects of RD 3/2016 (see Constitutional Court Judgment on Royal Decree Law 3/2016 in this note). Following this analysis, deferred tax assets have been recorded for negative tax bases and deductions, with a counterpart in income taxes, in the amount of 541 million euros.

Additionally, in 2023 there were additions of deferred tax assets for 412 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies include in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2023 included the impact of the materialization of these provisions and its financial update, amounting to 208 million euros.

Deferred tax assets have been added in Spain in the amount of 306 million euros, as a consequence of Law 38/2022, of December 27, which establishes temporary measures in determining the tax base under the tax consolidation regime, limiting the amount of individual tax loss carryforwards corresponding to fiscal year 2023 to 50%.

Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 115 million euros and applied tax loss carryforwards amounting to 41 million euros in 2023. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 18 million euros.

The additions of deferred tax assets included tax credits recognized for 73 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this

company applied tax loss carryforwards in 2023 amounting to 79 million euros.

Telefónica Brasil recognized additions of deferred tax assets in the amount of 23 million euros, applied tax loss carryforwards amounting to 60 million euros and recognized disposals for temporary differences in the amount of 61 million euros in 2023. Additionally, it recognized additions of liabilities for deferred taxes amounting to 119 million euros and disposals of deferred tax liabilities amounting to 266 million euros.

Telefónica Chile recognized additions of deferred tax assets in the amount of 94 million euros and disposals of deferred tax assets in the amount of 18 million euros in 2023. Additionally, recognized additions of deferred tax liabilities in the amount of 48 million euros and disposals of deferred tax liabilities amounting to 28 million euros.

Telefónica Colombia recognized additions of deferred tax assets in the amount of 9 million euros and disposals of deferred tax assets in the amount of 66 million euros in 2023. Additionally, recognized disposals of deferred tax liabilities in the amount of 13 million euros.

The movements relating to deferred taxes recognized directly in equity in 2023 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 194 million euros of disposals (net position of higher deferred tax liabilities).

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 258 million euros as of December 31, 2023 (319 million euros as of December 31, 2022). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 233 million euros as of December 31, 2023 (234 million euros as of December 31, 2022).

Main changes registered in 2022

In July 2022, Telefónica was notified of the Supreme Court's ruling rejecting the appeal filed by the State Attorney's Office against the Supreme Court's ruling of October 29, 2021, which had upheld the criteria for the use of tax losses and deductions maintained by Telefónica in relation to the settlement agreements arising from the corporate income tax audit for those years (see Inspections of the tax group in Spain in this note). On October 24, 2022, the Supreme Court's ruling was enforced, ordering the refund to Telefónica of 790 million euros for taxes paid in those years, as well as 526 million euros in late-payment interest (see "Breakdown of financial result" in Note 19). As a result of the new assessments made, in 2022 tax credits of Telefónica, S.A.'s tax group that had been capitalized at December 31, 2021, amounting to 512 million euros for tax loss carryforwards and 278 million euros for tax credits, were derecognized. Also, in relation to the above, an addition of deferred tax assets of the tax group was recorded, with a

balancing entry in the income tax of the consolidated income statement of tax loss carryforwards in the amount of 58 million euros and a derecognition of tax credits for deductions in the amount of 16 million euros.

In December 2022, the consortium formed by CAA and Vauban (see Note 2) acquired 45% of Bluevia Fibra, S.L. (Bluevia) for an amount of 1,021 million euros in cash. The transaction has not had any impact on the consolidated income statement as it is a change in the percentage of ownership that has not resulted in a loss of control. In the context of this transaction, Bluevia acquired from Telefónica de España a number of assets constituting the business object of Bluevia (see Note 29.c) at their fair value at the transaction date, which was higher than the pre-existing net book value, generating an accounting gain at the headquarters of Telefónica de España which, as Bluevia is outside the consolidation perimeter of the tax group of Telefónica, S.A., forms part of the taxable income of the aforementioned tax group. However, from an accounting point of view, this difference in value is not reflected in the consolidated accounts as it is a transaction between companies of the same Group. The difference between the tax value of these assets in Bluevia and their book value in the Group's consolidated accounts has generated an asset for deductible temporary differences amounting to 548 million euros, recorded as additions in the table above.

As of December 31, 2022, the estimated recoverability of the deferred tax assets of the companies that continue to form part of the tax group after the exit of Bluevia has been assessed. As a result of this analysis, a reversal of deferred tax assets for tax loss carryforwards amounting to 85 million euros and 112 million euros of deductions has been recorded.

In 2022 there were additions of deferred tax assets for 10 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies include in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2022 included the impact of the materialization of these provisions and its financial update, amounting to 319 million euros.

Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 76 million euros and applied tax loss carryforwards amounting to 46 million euros in 2022. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 42 million euros.

The additions of deferred tax assets included tax credits recognized for 76 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2022 amounting to 76 million euros.

Telefónica Brazil recognized deferred tax assets amounting to 78 million euros and applied tax loss carryforwards amounting 86 million euros in 2022. In addition Telefónica Brazil, recognized deferred tax liabilities amounting to 59 million euros and disposals amounting to 212 million euros.

Telefónica Colombia recognized deferred tax assets amounting to 26 million euros and applied tax loss carryforwards amounting 119 million euros in 2022. Furthermore, recognized deferred tax liabilities amounting to 22 million euros.

The movements relating to deferred taxes recognized directly in equity in 2022 amounted to 238 million euros of additions (net position of higher deferred tax liabilities) and 44 million euros of disposals (net position of higher deferred tax liabilities).

Expected realization of deferred tax assets and liabilities

The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2023 is as follows:

Millions of euros

12/31/2023	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,240	779	5,461
Deferred tax liabilities	2,702	370	2,332

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2023	12/31/2022
Tax credits for loss carryforwards	2,803	2,011
Unused tax deductions	733	565
Deferred tax assets for temporary differences	2,704	2,308
Total deferred tax assets	**6,240**	**4,884**

Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2023 and 2022 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2022	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2023
Spain	457	725	(75)	—	3	1,110
Germany	810	189	(120)	—	—	879
Latin America	741	133	(113)	—	53	814
Other	3	—	(3)	—	—	—
Total tax credits for loss carryforwards	**2,011**	**1,047**	**(311)**	**—**	**56**	**2,803**

Location of the company (Millions of euros)	Balance at 12/31/2021	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2022
Spain	999	58	(600)	—	—	457
Germany	778	153	(122)	1	—	810
Latin America	861	64	(216)	—	32	741
Other	1	3	(1)	—	—	3
Total tax credits for loss carryforwards	**2,639**	**278**	**(939)**	**1**	**32**	**2,011**

The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 4,628 million euros at December 31, 2023:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	**2,633**	—	2,633
Tax loss carryforwards generated before consolidation in the tax group	**1,995**	—	1,995

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2023 amounted to 1,110 million euros (457 million euros at December 31, 2022). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 77 million euros (498 million euros at December 31, 2022). These tax credits do not expire.

The Group companies in Germany have recognized 879 million euros of tax credits for loss carryforwards at December 31, 2023. Total unrecognized tax credits for loss carryforwards of these companies amount to 5,295 million euros (5,452 million euros at December 31, 2022). These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position arising from the Latin American

subsidiaries at December 31, 2023 amounted to 814 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 841 million euros (683 million euros at December 31, 2022).

Deductions

The Group has recognized 733 million euros of tax credits from deductions at December 31, 2023, in Spain (565 milllon euros in 2022), generated primarily from R+D+i, double taxation, donations to non-profit organizations and film productions. Total unrecognized tax credits from deductions in Spain amount to 244 million euros at December 31, 2023.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2023 and 2022 are as follows:

Millions of euros	12/31/2023	12/31/2022
Goodwill and intangible assets	787	828
Property, plant and equipment	378	473
Personnel commitments	1,498	1,278
Provisions	1,062	935
Inventories and receivables	330	324
Rights of use	48	51
Lease liabilities	994	1,049
Other concepts	489	267
Total deferred tax assets for temporary differences	**5,586**	**5,205**
Deferred tax assets and liabilities offset	(2,882)	(2,897)
Total deferred tax assets for temporary differences registered in the statement of financial position	**2,704**	**2,308**

Millions of euros	12/31/2023	12/31/2022
Goodwill and intangible assets	1,928	1,970
Property, plant and equipment	1,105	1,282
Personnel commitments	2	12
Provisions	454	447
Investments in subsidiaries, associates and other shareholdings	327	374
Inventories and receivables	—	—
Rights of use	1,023	1,046
Other concepts	743	833
Total deferred tax liabilities for temporary differences	**5,584**	**5,964**
Deferred tax assets and liabilities offset	(2,882)	(2,897)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	**2,702**	**3,067**

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The heading "Other concepts" includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 19).

Total unrecognized tax credits from temporary differences, mainly from Pegaso Pcs S.A. de C.V. and Colombia Telecomunicaciones S.A. ESP BIC, amount to 982 million euros at December 31, 2023.

Tax payables and receivables

Current tax payables and receivables at December 31, 2023 and 2022 are as follows:

Millions of euros	Balance at 12/31/2023	Balance at 12/31/2022
Tax payables		
Tax withholdings	111	96
Indirect taxes	561	390
Social security	117	114
Current income taxes payable	769	957
Other	311	363
Total	**1,869**	**1,920**

Millions of euros	Balance at 12/31/2023	Balance at 12/31/2022
Tax receivables		
Indirect taxes	493	569
Current income taxes receivable	598	1,549
Other	102	95
Total	**1,193**	**2,213**

The heading "Current income taxes receivable" as of December 31, 2022 included a receivable from Telxius Telecom amounting to 876 million euros corresponding to the income tax for the 2021 fiscal year, which was mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, was nevertheless included in the basis for calculating the instalment payment. This credit was included into consideration for the annual corporate income tax return for 2021, which

was filed in July 2022. The effective recovery of this credit took place in January 2023.

On May 13, 2021 the Supreme Court of Brazil concluded the judgment of one of the most important tax disputes in Brazil, related to the exclusion of the ICMS tax (state tax on goods and services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. The impact in the consolidated income statement at 2021 amounted to 1,660 million Brazilian reals (261 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 573 million Brazilian reals (90 million euros) in "Finance income" (see Note 19) and 36 million Brazilian reals correspond to monetary updating (6 million euros).

Additionally, Telefónica Brazil has another legal proceeding that became final in 2018 for which it partially recognized the credit. The remaining portion of this process, relating to the period from April 1998 to June 2002 was not recognized at that time, as Telefónica Brazil considered it to be a contingent asset and, therefore, did not meet the parameters for its accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF that could impact the process in question, Telefónica Brazil, supported by the opinions of its legal advisors, concluded that the aforementioned process reached the status of net recoverability and therefore would be entitled to the accounting recognition of the remaining portion of the credit. Consequently, in 2022 1,146 million Brazilian reais (212 million euros at the average exchange rate of December, 2022) were registered in "Current income taxes receivable". The impact in the consolidated income statement at 2022 amounted to 397 million Brazilian reals (73 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 749 million Brazilian reals (139 million euros) in "Finance income" (see Note 19) and 67 million Brazilian reals correspond to monetary updating (12 million euros). In 2022 the Company started the offset of said credit and at December 31, 2022 the credits pending compensation amounting to 787 million Brazilian reals, equivalent to 141 million euros at the closing exchange rate of December 31, 2022. At December 31, 2023 these credits had been totally compensated.

In 2023, after evaluating a complementary issue, Telefónica Brazil offset an additional tax credit amounted to 522 million Brazilian reals (97 million euros at the average exchange rate of December, 2023). The impact in the consolidated income statement of 2023 amounted to 277 million Brazilian reals (51 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26) and 245 million Brazilian reals (46 million euros) in "Finance income" (see Note 19).

As of December 31, 2023, these credits have been fully compensated.

"Current income taxes payable" as of December 31, 2023 includes the balance provisioned for litigation in Peru (see Tax litigation in Telefónica del Perú in this note).

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2023, 2022 and 2021 is as follows:

Millions of euros	**2023**	**2022**	**2021**
Accounting profit before tax	**(1,473)**	**2,960**	**12,095**
Tax expense at prevailing statutory rate	(248)	797	2,768
Permanent differences	442	(793)	(1,705)
Changes in deferred tax charge due to changes in tax rates	0	1	51
(Capitalization)/reversal of tax deduction and tax relief	(173)	88	225
(Capitalization)/reversal of loss carryforwards	(855)	197	(307)
Increase/(decrease) in tax expense arising from temporary differences	11	43	84
Other concepts	(76)	308	262
Corporate income tax	**(899)**	**641**	**1,378**
Breakdown of current/deferred tax expense			
Current tax expense	473	(218)	831
Deferred tax expense	(1,372)	859	547
Total Corporate income tax	**(899)**	**641**	**1,378**

2023

Permanent differences for 2023 mainly include 477 million euros that result from excluding from the reconciliation the share of loss of VMO2 accounted for by the equity method (see Note 10). This result is part of the Accounting profit before tax but has no effect on the consolidated Corporate income tax.

(Capitalization)/reversal of tax deduction and tax relief in 2023 mainly includes the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 173 million euros, with a balancing entry in deferred tax expense (see Main changes registered in 2023 above in this note).

(Capitalization)/reversal of loss carryforwards in 2023 mainly includes the effect of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see Tax deductibility of financial goodwill in Spain in this note) with counterpart in deferred tax assets amounting to 334 million euros and the activation of tax credits for tax loss carryforwards generated in previous years of Telefónica, S.A. for an amount of 368 million euros, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 115 million euros and Group 3G UMTS Holding GmbH amounting to 73 million euros are included too in (Capitalization)/reversal of loss carryforwards in 2023 (see Main changes registered in 2023 above in this note).

2022

"Permanent differences" for 2022, mainly includes 651 million of income corresponding to the last corporate simplification implemented in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company.

Likewise, as a result of the closure of the tax inspection of Group 3G UMTS Holding GmbH for several years up to 2015 and once it was confirmed that no adjustment was proposed, the company has reversed the provision that had been recorded for this purpose, with an impact on Corporate income tax of 186 million euros and in Finance income of 69 million euros. This movement has not had any cash effect.

(Capitalization)/reversal of tax deduction and tax relief in 2022 mainly includes the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 112 million euros, with a balancing entry in deferred tax expense.

(Capitalization)/reversal of loss carryforwards in 2022 mainly includes the effect of unrecorded tax loss carryforwards generated in the year and the reversal of tax loss carryforwards generated in prior years of the

Telefónica, S.A. tax group, amounting to 326 million euros and 85 million euros, respectively. On the other hand, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 76 million euros and Group 3G UMTS Holding GmbH amounting to 76 million euros are included too in (Capitalization)/reversal of loss carryforwards in 2022 (see Main changes registered in 2022 above in this note).

Other items in 2022 mainly include an expense of 241 million euros as a result of the provision for tax contingencies recorded during the year by Telefónica del Perú (see Tax litigation at Telefónica del Perú later in this note).

2021

"Permanent differences" for 2021 mainly included the effect of the corporate income tax exemption on capital gains generated on the constitution of VMED O2 UK and on the sale of Telxius' telecommunications tower division (see Note 2). It also included 387 million euros expense for the signing of the Settlement Agreement following the closure of the corporate income tax audit for the years 2014 to 2017 in Spain referred to in the section "Inspections of the tax group in Spain" of this note.

"Changes in deferred tax charge due to changes in tax rates" in 2021 included the impact of the change in the corporate income tax rate in Argentina, United Kingdom and Colombia. In Argentina the Law 27,630 of June 16, 2021 of the Corporation Tax established an increase in the nominal tax rate from 30% to 35% with retroactive effect from January 1st, 2021. In addition, on May 24, 2021 a change in the nominal tax rate from 19% to 25% was substantially enacted in the United Kingdom, which will begin to apply on April 1st, 2023. In September 2021, the so-called Social Investment Law (Law 2155 of 2021) was approved in Colombia, which established that as of 2022, the general income tax rate for legal entities is 35%. As a result of these changes in tax rates, a net deferred tax effect was recorded with a counterpart in Corporate income tax, amounting to 51 million euros.

"(Capitalization)/reversal of loss carryforwards" in 2021 included the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 77 million euros and 72 million euros, respectively, the recognition of tax credits in Brazil amounting to 221 million euros as a result of a decision of the Supreme Federal Court of September 24, 2021, partially compensated by the reversal of the tax group in Spain amounting to 65 million euros.

"Increase/(decrease) in tax expense arising from temporary differences" in 2021 mainly included the effect of deductible temporary differences not recognized in Telefónica México, amounting to 83 million euros.

The heading "Other concepts" in 2021 included an expense of 97 million euros as a result of the provision for tax contingencies recorded by Telefónica del Perú in the year (see "Tax litigation in Telefónica del Perú" later in this note) and 97 million euros for the taxation of dividend income from Spanish companies.

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2023, was 2,206 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.

On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.

With regard to the recognition of legitimate expectations for the First and Second decisions, the Court of Justice of the European Union confirms its applicability.

The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and the 2nd Decisions resumed on October 19, 2021. The General Court of the Court of Justice of the European Union issued a ruling on September 27, 2023 annulling the Commission's Third Decision (EU) 2015/314, effective as of the day of its publication. However, the proceedings have not been finally concluded as the European Commission appealed the ruling to the Court of Justice of the European Union on December 14, 2023.

As a result of the execution of this Sentence, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal), totally or partially, the tax credits for negative tax bases and deductions under Constitutional Court Ruling on Royal Decree Law 3/2016 of this note.

The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros.

Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group applied in 2023 the provision for the recovered part, 49 million euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 419 million euros as of December 31, 2023 (406 million euros as of December 31, 2022).

Inspections of the tax group in Spain

In July 2019, new inspection procedures were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The periods audited for Corporate Income Tax were the years 2014 to 2017.

The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being

notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros sobre el capital propio". In December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which was challenged on the National High Court in February 2023. The final decision is still pending.

In relation to the 2008-2011 inspection procedure, in July 2022 Telefónica was notified of the Supreme Court's decision rejecting the appeal for cassation filed by the State Attorney's Office against the judgment of the Audiencia Nacional (National High Court) of October 29, 2021. This confirmed the criteria used by Telefónica, S.A. for the use of tax losses carryforward and deductions in relation to the liquidation agreements derived from the Corporate Income Tax inspection of those years.

On October 24, 2022, an Agreement for the Execution of the Judgment of the Audiencia Nacional (National High Court) was issued, which orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts were collected on October 28, 2022.

In July 2023 new inspection procedures were initiated with respect to several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and periods being audited were as follows: corporate income tax for the years 2018 to 2021 and value added tax for the period from May to December 2019 as well as for the years 2020 and 2021.

As a result of the ongoing inspection process and the years still to be inspected, at the end of the financial year 2023, it is not estimated that there will be a need to recognize additional liabilities in the Consolidated Financial Statements.

Constitutional Court Ruling on Royal Decree Law 3/2016

On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of negative tax bases, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.

However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality

Although the corporate income tax returns of the Tax Group 24/90 in Spain for the years 2016 to 2022 will be affected by the aforementioned ruling, it is not possible at this time to determine with any degree of certainty what the specific effects on Telefónica's tax position will be or, given the status of the proceedings in which Telefónica's claims are being resolved, when the administrative rulings recognizing such effects will be issued. This is because there are various factors of uncertainty which make it impossible to determine, from a quantitative point of view, these effects, or to predict when they may be determined or when they will materialize.

As a result of the implementation of this TC ruling, as well as that of the General Court of the Court of Justice of the European Union regarding the amortization of goodwill, Telefónica could again have available (in addition to the 334 million euros, see *Main changes registered in 2023* above in this note), totally or partially, the following tax credits for tax loss carryforwards and deductions used in the settlements of those years; for tax loss carryforwards for the years: 2002, 247 million euros, 2004, 21 million euros, 2011, 615 million euros and 2015, 1,503 million euros; and, for deductions: for double taxation from 2010 to 2020, 952 million euros, for reinvestment from 2003 and from 2011 to 2013, 23 million euros, for investments from 2003 to 2013, 476 million euros, for donations from 2009 to 2018, 260 million euros, for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and for reversal of temporary measures from 2015 to 2020, 29 million euros.

Tax litigation in Telefónica Brazil

State taxes

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), the

Supreme Court has established that the tax is only payable in respect of assessments for periods after October 2016.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 23,130 million Brazilian reais as of December 31, 2023 (approximately 4,323 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 21,712 million Brazilian reais as of December 31, 2022 (approximately 3,898 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Federal taxes

In addition, there are possible contingencies in relation to the federal income taxes for the total amount of 30,379 million Brazilian reais as of December 31, 2023 (approximately 5,678 million euros at the exchange rate on that date), 29,778 million Brazilian reais as of December 31, 2022 (approximately 5,346 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2020 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.

There are other probable contingencies in relation to the federal income taxes for the total amount of 198 million Brazilian reais as of December 31, 2023 (approximately 37 million euros at the exchange rate as of December 31, 2023), 104 million Brazilian reais as of December 31, 2022 (approximately 19 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.

Tax litigation in Telefónica del Perú

In relation to tax claims in Peru, it should be noted that Telefónica del Perú is party to numerous legal proceedings (contentious administrative proceedings (ACAs) and appeals (amparos)) for tax matters relating to corporate income tax and VAT, mainly for the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments in advance, credit balances, associated VAT, interest and applicable penalties).

The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but we can highlight the second

instance Judgment of 2015, which was partially upheld; the Supreme Court Judgments of 2019; the January 2020 Supreme Court Ruling, annulling the previous rulings of 2000 and 2001 in relation to the provision for doubtful debts; the Constitutional Court Rulings in 2021 in relation to the settlement of late payment interest, partially upheld; and the Supreme Court Rulings of 2021 and 2022 on the credit balance from 1999 used in 2000.

On January 17 and 18, 2023, Telefónica del Perú received notifications of the judgments handed down by the Supreme Court that resolved, in the last instance and unfavorably to the Company (references to the "Company" in this section refer to Telefónica del Perú), the contentious administrative proceedings relating to income tax for the years 1998, 2000 and 2001.

The rulings issued by the Fifth Chamber of Constitutional and Social Transitory of the Supreme Court do not contain any payment mandate to the Company, as the rulings issued in the administrative contentious proceedings were resolved on concepts derived from a pronouncement of the Tax Court. At the end of these proceedings - and any others that may be applicable - the Tax Administration, through an administrative act, will determine the amount of the corresponding payment obligations.

Because there were certain adjustments on which the rulings had been definitive since 2015 (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company previously recorded a provision with an impact on income tax, the amount of which has been updated periodically and constantly depending on the evolution of the various proceedings and the applicable interest rates.

In addition to the above, in June 2022 a new ruling was received from the Tax Court in relation to the corporate income tax of Telefónica Móviles del Perú for 2000. This ruling was favorable to the Company with respect to the recognition of the tax value of certain network assets and unfavorable with respect to the deductibility of the exchange rate tax.

In relation to all these proceedings, the Group considers that the initial amount claimed by the Peruvian government has been exponentially increased by the accrual of interest generated by the delay, not attributable to the Company, of almost 20 years in processing the lawsuits, meaning that almost 80% of the total amount claimed is due to interest and fines. And all this, despite the fact that in 2021 the Constitutional Court itself ruled in favor of Telefónica del Perú, recognizing that it had been charged interest for delays not attributable to the company.

For this and other reasons, the Group has been in international arbitration before ICSID since March 2021 for various conducts of the Peruvian State in violation of

the Agreement for the Promotion and Reciprocal Protection of Investments between Spain and Peru (see Note 29.a).

The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 587 million Peruvian soles as of December 31, 2023, or approximately 143 million euros at the exchange rate on that date (560 million Peruvian soles as of December 31, 2022, or approximately 138 million euros at the exchange rate on that date).

The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance and the restatement of interest, have led to the adjustment of the provision at December 31, 2023, which amounts to 3,117 million Peruvian soles, or approximately 761 million euros at the exchange rate as of December 31, 2023 (3,849 million Peruvian soles as of December 31, 2022 or approximately 945 million euros at the exchange rate of the date).

Years open for inspection in the Group companies

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute of limitations periods. In Spain, years from 2018 onwards are open to inspection.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

- The last twelve years in Germany.

- The last nine years in the United Kingdom.

- The last seven years in Argentina.

- The last six years in Venezuela and Colombia

- The last five years in Brazil, Mexico, Uruguay and the Netherlands.

- The last four years in Peru and Ecuador.

- The last three years in Chile and the United States.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

The new international tax regulation (Pillar Two)

The rules of Pillar Two will apply to the Telefónica Group starting in 2024. On December 20, 2023, the Draft Law establishing a complementary tax to guarantee a global minimum level of taxation for multinational groups and large national groups was published in Spain. Said document has been submitted to the public information process for the presentation of observations during the period between December 21, 2023 and January 19, 2024, without it having been approved as of the date of formulation of these financial statements.

Starting in 2024, once the aforementioned Law is approved, the Telefónica Group will be subject in Spain to a complementary tax that will tax the profits obtained in any jurisdiction in which it operates in which the effective tax rate, calculated at the jurisdictional level, is lower than the minimum rate of 15%.

As the rule that regulates this tax has not yet come into force in Spain, the Group has not recorded any impact on the tax expense for the year. On the other hand, the Group applies the exception to recognize and disclose information on deferred tax assets and liabilities related to this tax, as provided in the amendments to IAS 12 issued in May 2023 (see Note 3.o).

Taking into account the existing regulatory framework at the date of authorization for issuance of these financial statements, it is not yet possible to make a precise and reliable estimate of the impact that the application of the Pillar Two standard will have. However, and in accordance with the analysis carried out on the years prior to the period of application, and except for possible unforeseen events in subsequent years, it is estimated that the new tax will not have a material impact on the Group's income statement.

The Telefónica Group has assumed the commitment to apply the OECD Pillar Two guidelines, is aligned with the principles and actions advocated by the OECD and is working on the analysis of the impact of the new standard, to establish a system of compliance and control and management, which allows to adapt to regulations in a timely manner.

Note 26. Revenue and expenses

Revenues

The breakdown of Revenues for the years 2023, 2022 and 2021 is as follows:

Millions of euros	2023	2022	2021
Revenues from rendering of services	34,832	34,479	33,697
Lease revenues	71	76	127
Sale of goods	5,749	5,438	5,453
Total	**40,652**	**39,993**	**39,277**

"Revenues from sale of goods" mainly include the sale of mobile handsets, also including those corresponding to leases of terminals with a purchase option.

In 2023, "revenues from rendering of services" includes 212 million euros corresponding to insurance contracts related to the adoption of IFRS 17 on January 1, 2024 (see Note 3 o).

Other income

The breakdown of "Other income" is as follows:

Millions of euros	2023	2022	2021
Own work capitalized	803	783	771
Gain on disposal of businesses	24	205	11,008
Gain on disposal of property, plant and equipment	257	582	478
Gain on disposal of intangible assets	2	1	7
Government grants	27	16	13
Other operating income	428	478	396
Total	**1,541**	**2,065**	**12,673**

"Gain on disposal of businesses" in 2022 mainly included the gain from the sale of fiber optics assets of Colombia Telecomunicaciones, amounting to 162 million euros.and the gain from the establishment of the joint company for the deployment of fiber in the United Kingdom amounting to 20 million euros (see Note 10).

"Gain on disposal of businesses" in 2021 mainly included the gain from the sale of the towers division of Telxius (6,099 million euros, see Note 2), the gain generated in the constitution of the joint venture VMO2 (4,460 million

euros, see Note 2), the gain from the sale of 60% of the shares of InfraCo, SpA (274 million euros) and the gain from the sale of Telefónica de Costa Rica (136 million euros).

"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amount to 105 million euros, 381 million euros and 263 million euros in 2023, 2022 and 2021, respectively (see Note 20).

Other expenses

The breakdown of "Other expenses" is as follows:

Millions of euros	2023	2022	2021
Leases included in "Other expenses" [1]	68	86	80
Other external services	8,282	8,731	8,604
Taxes other than income tax	753	834	703
Change in trade provisions	734	693	660
Losses on disposal of fixed assets and changes in provisions for fixed assets	33	124	51
Goodwill impairment (Note 7)	58	—	416
Other operating expenses	370	273	462
Total	**10,298**	**10,741**	**10,976**

[1] Following the adoption of IFRS 16, only included short-term leases and leases of low-value or intangible assets (see Notes 9).

"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2022 included impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 77 million euros (see Notes 6 and 8).

"Taxes other than income tax" includes the outstanding credits related to the court decisions in favor of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. The impact was 51 million euros reducing "Taxes other than income tax" in 2023 (73 million euros and 261 million euros in 2022 and 2021, respectively, see note 25).

Purchases and other contractual commitments

The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	3,571
1 to 3 years	4,470
3 to 5 years	1,754
More than 5 years	2,254
Total	**12,049**

The purchases and other contractual commitments in the table above include 1,123 million euros corresponding to power purchase agreements (PPAs), mainly of Telefónica Spain for the period from 2024 to 2031 and Telefónica Germany for the period from 2024 to 2035 and 2040 (see Note 29.d). The Group uses these contracts to purchase energy from sustainable sources, such as wind and solar, at generally fixed prices (see Note 3.l).

Commitments for short-term leases and low value leases amounted to 52 million euros as of December 31, 2023. In addition, the Group has lease collection commitments amounting to 7 million euros as of December 31, 2023.

Headcount

The table below presents the breakdown of the Telefónica Group's average number of employees by fully consolidated segment (see Note 4) in 2023, 2022 and 2021, together with total headcount at December 31 each year.

	2023		2022		2021	
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	21,342	21,443	21,099	20,947	22,872	22,976
Telefónica United Kingdom	—	—	—	—	2,884	—
Telefónica Germany	7,232	7,367	7,029	7,099	7,375	7,056
Telefónica Brazil	35,118	35,519	34,275	34,846	33,987	34,343
Telefónica Hispam	29,715	29,087	30,232	29,994	31,806	30,717
Other companies	10,717	10,726	9,928	10,765	8,852	9,058
Total	**104,124**	**104,142**	**102,563**	**103,651**	**107,776**	**104,150**

At December 31, 2023, approximately 39% of the final headcount are women (approximately 39% at December 31, 2022).

At December 31, 2023, the number of employees with disabilities is 2,572 (1,482 employees at December 31, 2022), of which 462 employees are in Spain (314 employees in 2022).

Depreciation and amortization

The breakdown of "Depreciation and amortization" on the consolidated income statement is as follows:

Millions of euros	2023	2022	2021
Property, plant and equipment (Note 8)	4,055	4,133	4,360
Intangible assets (Note 6)	2,583	2,599	2,388
Rights of use (Note 9)	2,159	2,064	1,649
Total	**8,797**	**8,796**	**8,397**

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17.c) by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2023	2022	2021
(Loss) profit attributable to ordinary equity holders of the parent company	(892)	2,011	8,137
Adjustment for the coupon corresponding to perpetual subordinated obligations	(339)	(279)	(337)
Tax effect	85	70	84
Total (loss) profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	**(1,146)**	**1,802**	**7,884**

Number of shares (thousands)	2023	2022	2021 [*]
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,668,142	5,740,105	5,864,070
Telefónica, S.A. plans of rights over shares	47,435	23,096	10,098
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,715,577	5,763,201	5,874,168

[*] Revised data.

For the purposes of calculating the earnings per share (basic and diluted) attributable to equity holders of the parent, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17.b).

Thus, basic and diluted (loss) earnings per share attributable to equity holders of the parent are as follows:

(Loss) earnings per share (euros)	2023	2022	2021
Basic	(0.20)	0.31	1.34
Diluted	(0.20)	0.31	1.34

Note 27. Long-term incentive plans based on Telefónica, S.A. shares

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022

At the General Shareholders' Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consisted of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan was divided.

The number of shares to deliver depended (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of Free Cash Flow of Telefónica Group ("FCF"). Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

The plan had a duration of five years and was divided into three cycles of three years each.

- The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached.

- The second cycle commenced in 2019 and finalized on December 31, 2021 The maximum number of shares assigned to this cycle of the plan was 9,471,489 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 7,494,896. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached.

- In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was

5,346,508, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 4,595,621. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% was reached.

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025

At the General Shareholders' Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to deliver depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO_2 Emission Neutralization, in line with the goal set by the Company.

The plan has a duration of five years and is divided into three cycles of three years each. Performance assesment is carried out on the basis of the evolution of the share price, as well as the audited results of the Company, prior to their validation by the Nominating, Compensation and Corporate Governance Committee.

- The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2023 were 17,728,523, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	9,712,749	8,864,262	2.64
FCF Objective	7,770,200	7,091,409	3.15
CO2 E.N. Objective	1,942,550	1,772,852	3.15

After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.

- The second cycle commenced on January 1, 2022 and will end on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2023 were 14,545,706, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	7,534,825	7,272,853	2.43
FCF Objective	6,027,860	5,818,282	2.95
CO2 E.N. Objective	1,506,965	1,454,571	2.95

- The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 16,618,564 and the outstanding shares at December 31, 2023 were 16,496,424, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	8,309,282	8,248,212	1.77
FCF Objective	6,647,426	6,598,570	2.81
CO2 E.N. Objective	1,661,856	1,649,642	2.81

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2018-2022

At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch the long-term incentive plan *Talent for the Future Share Plan*.

The term of this plan was five years and it was divided into three cycles. As in the case of the Performance Share Plan 2018-2022 described above, the number of shares to deliver depended (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of Free Cash Flow of the Telefónica Group ("FCF"). Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

- The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares

assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 691,750. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached.

- The second cycle commenced in 2019 and finalized on December 31, 2021. The maximum number of shares assigned to this cycle of the plan was 812,000, assigned as of January 1, 2019 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 690,750. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached.

- In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 897,400, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 761,600. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% was reached.

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2021-2025 (TFSP)

At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan *Talent for the Future Share Plan*.

The term of this plan is also five years and it is divided into three cycles. As in the case of the *Performance Share Plan* 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.

- The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2022 were 1,557,000, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	875,750	778,500	2.64
FCF Objective	700,600	622,800	3.15
CO2 E.N. Objective	175,150	155,700	3.15

After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.

- The second cycle commenced on January 1, 2022 and will end on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2023 was 1,542,000, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	823,250	771,000	2.43
FCF Objective	658,600	616,800	2.95
CO2 E.N. Objective	164,650	154,200	2.95

- The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 1,771,500 and the outstanding shares at December 31, 2023 was 1,745,500, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	885,750	872,750	1.77
FCF Objective	708,600	698,200	2.81
CO2 E.N. Objective	177,150	174,550	2.81

Incentivized purchases of Telefónica, S.A. shares for employees

The Telefónica, S.A. Ordinary General Shareholders' meeting on April 8, 2022 approved a voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee could invest was limited to 1,800 euros. The total number of free shares to be delivered for the whole plan may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of the plan at the General Shareholders' Meeting.

The purchase period commenced in October 2022 and ended in September 2023. In March 2024 the vesting

period of the plan will end. At December 31, 2023, 26,590 employees had registered for the plan.

Note 28. Cash flow detail

Net cash flow provided by operating activities

The detail of net cash flow provided by operating activities is the following:

Millions of euros	2023	2022	2021
Cash received from operations	**47,314**	**46,925**	**46,415**
Cash paid from operations	**(34,646)**	**(34,778)**	**(34,379)**
Cash paid to suppliers	(29,188)	(29,509)	(29,236)
Cash paid to employees	(4,604)	(4,416)	(4,299)
Payments related to cancellation of commitments	(854)	(853)	(844)
Net payments of interest and other financial expenses net of dividends received	**(565)**	**(292)**	**(1,309)**
Net interest and other financial expenses paid	(1,811)	(1,236)	(1,519)
Dividends received	1,246	944	210
Taxes (payments)/proceeds	**(454)**	**(92)**	**(459)**
Net cash flow provided by operating activities	**11,649**	**11,763**	**10,268**

In 2023, dividends amounting to 1,000 million pounds were received from VMED O2 UK Ltd (see Note 10) equivalent to 1,154 million euros (800 million pounds, equivalent to 909 million euros in 2022 and 161 million pounds, equivalent to 187 million euros in 2021)

In 2023, payments have been made on account of the Corporate Tax of the Tax Group of Telefónica, S.A. for an amount of 198 million euros (289 million euros in 2022). In December 2023, after executing a credit assignment contract signed with a financial institution, 285 million euros were collected corresponding to the 2022 installment.

Net cash flow used in investing activities

The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2023	2022	2021
Proceeds from the sale in property, plant and equipment and intangible assets	310	842	564
Payments on investments in property, plant and equipment and intangible assets	(6,161)	(6,350)	(6,728)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	**(5,851)**	**(5,508)**	**(6,164)**

Payments for non-financed spectrum in 2023 amounted to 128 million euros, mainly due to the payment of 97 million euros for Telefónica Móviles Argentina and 20 million euros for Telefónica de España.

Payments for non-financed spectrum in 2022 amounted to 27 million euros, mainly due to the payment of 11 million euros for Telefónica Móviles Argentina and 8 million euros for Telefónica de España.

Payments for non-financed spectrum in 2021 amounted to 999 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 343 million euros for Telefónica Spain and 131 million euros for Telefónica Chile.

Millions of euros	2023	2022	2021
Tax associated with the sale of the tower division of Telxius (Note 25)	876	—	(917)
Constitution of VMO2 [1] (Note 2)	—	(256)	5,872
Sale of Telecommunications towers divisions of Telxius (Note 2)	90	2	7,434
Sale of Telefónica de Costa Rica	—	(15)	442
Sale of InfraCo	—	—	479
Tax associated with the sale of InfraCo	—	(124)	—
Sale of Telefónica Móviles El Salvador	—	116	—
Sale of fiber assets of Colombia Telecomunicaciones	—	55	—
Deferred collection sale of T. Ireland	—	35	35
Others	38	72	24
(Payments)/proceeds on disposals of companies, net of cash and cash equivalents disposed	**1,004**	**(115)**	**13,369**
Oi mobile assets acquisition (Note 2)	(3)	(986)	—
Incremental acquisition (Note 5)	—	(178)	—
BE-terna acquisition (Note 5)	(5)	(328)	—
Cancom acquisition (Note 5)	—	—	(374)
Capital increase of UGG TopCo (Note 10)	(73)	(50)	(27)
Capital increase of InfraCo Chile (Note 10)	(46)	—	—
Loan to InfraCo Chile (Note 12)	(46)	—	—
Capital increase of nexfibre (Note 10)	(33)	—	—
Others	(46)	(86)	(13)
Payments on investments in companies, net of cash and cash equivalents acquired	**(252)**	**(1,628)**	**(414)**

[1] Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 and 2022 to the O2 UK pension plan and other expenses (see Note 29.c).

Millions of euros	2023	2022	2021
Collateral guarantees on derivatives	1,088	2,891	1,897
Legal deposits	31	3	125
Long-term financial instruments of Pegaso PCS (Note 12)	287	—	—
Others	26	73	141
Proceeds on financial investments not included under cash equivalents	**1,432**	**2,967**	**2,163**
Legal deposits	(16)	(4)	(7)
Collateral guarantees on derivatives	(1,402)	(2,195)	(1,228)
Investment in funds shares of Telefónica Brasil	—	—	(117)
Long-term financial instruments of Pegaso PCS (Note 12)	—	(260)	—
Others	(57)	(116)	(122)
Payments on financial investments not included under cash equivalents	**(1,475)**	**(2,575)**	**(1,474)**
Net proceeds/(payments) for temporary financial investments	**856**	**1,532**	**(1,584)**

Net proceeds/(payments) for temporary financial investments mainly includes placements of treasury surpluses not included in cash equivalents.

Net cash flow used in financing activities

The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2023	2022	2021
Dividends paid to the shareholders of Telefónica, S.A. (*)	(1,701)	(959)	(617)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(189)	(268)	(198)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(157)	(161)	(165)
Payments to non-controlling interests of Telxius for the sale of the telecommunications tower divisions (see Note 17.h)	—	—	(2,603)
Payments to non-controlling interests of Telxius Telecom, S.A.	(76)	—	(42)
Others	(16)	(9)	(5)
Dividends paid (see Note 17)	**(2,139)**	**(1,397)**	**(3,630)**
Share capital increase Pontel, S.L. (see Note 17.h)	111	—	—
Establishment of Bluevia Fibra (see notes 2 and 17.h)	—	1,021	—
Others	2	1	—
Proceeds from share capital increase with minority interests	**113**	**1,022**	**—**
Acquisition of 40% Telxius Telecom, S.A. from KKR (see Note 17)	(224)	—	—
Payment to KKR related to 2021 Income Tax of Telxius (Note 17)	(351)	—	—
Payment to Pontegadea related to 2021 Income Tax of Telxius (Note 17)	(88)	—	—
Own shares purchase of Telefónica Brasil	(92)	(111)	(78)
Shares purchase of Telefónica Deutschland (Note 2)	(816)	(48)	(51)
Transactions carried out by Telefónica, S.A. (see Note 17)	(223)	(365)	(478)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	(44)	—
Others	23	13	3
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	**(1,771)**	**(555)**	**(604)**
Issuance of undated deeply subordinated securities (Note 17)	1,750	750	1,750
Acquisition and payment of undated deeply subordinated securities (Note 17)	(1,750)	(750)	(1,750)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(329)	(268)	(354)
Operations with other equity holders	**(329)**	**(268)**	**(354)**

(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	2023	2022	2021
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	850	1,100	—
Issuance of Telefónica Móviles Chile, S.A. (*) (see Appendix III)	114	—	535
Issuance of Telefónica Brasil, S.A. (*)	—	628	—
Others	3	18	26
Proceeds on issue of debentures and bonds, and other debts	**967**	**1,746**	**561**
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	275	150	200
Syndicated provision of 750 million euros by Telefónica Germany GmbH	—	—	750
Syndicated provision of Telxius Telecom, S.A. (see Note 18)	100	100	—
Disposal bilateral loan of Telefónica Brasil, S.A. (*)	—	199	—
Syndicated provision of Bluevia Fibra S.L. (see Note 18)	10	245	—
Settlement of nominal value of gross debt hedging derivatives	20	89	—
New promissory note debt (see Note 18)	504	7	53
Others	798	49	2,082
Proceeds on loans, borrowings and promissory notes (see Appendix V)	**1,707**	**839**	**3,085**
Repayments of debentures and bonds, and other debts	**(1,910)**	**(3,541)**	**(5,847)**
Syndicated amortization by Telefónica, S.A.	—	—	(750)
Syndicated amortization by Colombia Telecomunicaciones, S.A. ESP BIC	—	—	(200)
Amortization bilateral loans of Colombia Telecomunicaciones, S.A. ESP BIC (*)	—	(117)	—
Syndicated amortization by Telxius Telecom, S.A.	—	(70)	—
Settlement of nominal value of amortized debt hedging derivatives	33	(715)	(34)
Others	(1,498)	(2,175)	(3,162)
Repayments of loans, borrowings and promissory notes (see Appendix V)	**(1,465)**	**(3,077)**	**(4,146)**
Lease principal payments (Note 20)	**(2,114)**	**(1,996)**	**(1,782)**
Financed spectrum licenses payments (Note 21)	(133)	(549)	(57)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(112)	(108)	(108)
Payments to suppliers with extended payment terms (Note 18)	—	(41)	(108)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	**(245)**	**(698)**	**(273)**

(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

Note 29. Other information

a) Litigation and arbitration

Telefónica and its Group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2023 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2023 are highlighted (see Note 25 for details of tax-related cases):

Appeal against the Decision by Agencia Nacional de Telecomunicações ("ANATEL") regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações ("FUST")

Vivo Group operators (currently Telefônica Brasil, S.A.), together with other cellular operators, appealed ANATEL's Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court no. 1 granted a precautionary measure which stopped the application of ANATEL's decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST's calculation and rejecting the retroactive application of ANATEL's decision. On January 26, 2016, ANATEL filed an appeal to overturn this Decision with Brasilia Federal Regional Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL's Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST's taxable income and rejected the retroactive application of ANATEL's Decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.

The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial Decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.

The amount of the claim is quantified at 1% of the interconnection revenues.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the second appellate decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.

On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.

After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023, and an additional hearing is expected to be held in the first quarter of 2024.

Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation

In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.

This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de Ajustamento de Conduta or "TAC") between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.

In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.

The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 39 million euros), which amounted to approximately 623 million Brazilian reals after currency value updates and accrued interest as of December 31, 2023 (approximately 116 million euros).

Telefónica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.

Telefónica Brasil has not yet paid the fine, although Telefónica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.

As of the date of these financial statements, there has been no conciliation and the proceeding is following its normal course.

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

In the local arbitration brought by Colombia against Colombia Telecomunicaciones ("ColTel"), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.

On August 29, 2017, ColTel's share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award's amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).

On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.

The ICSID Court was constituted on February 26, 2019, with Mr. José Emilio Nunes Pinto as President, Mr. Horacio A. Grigera Naón appointed by Telefónica, S.A., and Mr. Yves Derains appointed by Colombia.

Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia's objections in its Claimant's Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.'s claim is pending.

On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.

On November 2, 2020, Telefónica presented its response to Colombia's reply.

After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.

On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.

On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica's motion for partial summary judgment, concluding that Telefónica is entitled to compensatory damages and prejudgment interest (approximately 140 million U.S. dollars) from Millicom. The decision remains subject to appeal.

ICSID Arbitration Telefónica, S.A. vs. Republic of Peru

On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.

Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.

It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.

Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefonica two additional weeks to file the memorial or claim.

On March 2, 2023, Telefónica filed a memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.

On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.

On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the defendant's request to address the objections to jurisdiction as a preliminary question. As a result, the objections to jurisdiction were joined to the merits of the dispute.

On September 18, 2023, the defendant filed a counter-memorial on the merits and a memorial on jurisdiction.

On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)

In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).

According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.

As of December 31, 2023, the amount under litigation was 840 million Brazilian reais (157 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)

In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).

According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. The parties are currently waiting for a judgment on the appeal.

As of December 31, 2023, the amount under litigation was 294 million Brazilian reais (55 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited

In late 2018, Phones 4U Limited (in administration) ("P4U") commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the "Defendants").

P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.

P4U went into administration in September 2014.

P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U's allegations.

The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.

The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law. This judgment is subject to appeal.

b) Other proceedings

The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

c) Commitments

Agreement related to the Sale of Customer Relationship Management ("CRM") Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento's relationship with the Telefónica Group as a service provider for an initial period of nine years. The agreement has since been amended.

By virtue of this agreement, Atento became Telefónica's preferred Contact Center and Customer Relationship Management ("CRM") service provider. The agreement stipulated annual commitments in terms of turnover that were updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

Failure to meet these annual turnover commitments in principle resulted in the obligation of the counterparty to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center's business margin to the final calculation. These minimum annual turnover commitments have been reduced at various points over the life of the Master Service Agreement.

The Master Service Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe for certain telecommunications services from Telefónica.

On March 30, 2023, the parties agreed to renew the Master Service Agreement (extending its validity for all applicable jurisdictions (Spain, Brazil and Latin America) until December 31, 2025) but eliminate the minimum annual turnover commitments (and the related penalties) while maintaining, however, Atento's preferred supplier status.

Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares

Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfers its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group's subsidiary companies have already adhered to that master services agreement.

On March 31, 2021 and March 31, 2022 the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was amended. By virtue of these amendments the term may be extended for those adhered companies that decide to extend their services beyond the initial term.

In addition, on July 29, 2022 and August 31, 2023 a new amendments were executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services beyon the initial term.

Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF

On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, (ending June 30, 2024).

The agreement guaranteed Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and non-residential (hotels, restaurants, cafes, etc.).

The direct acquisition from UEFA of this "premium" content allowed Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.

The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/2022, 2022/2023 and 2023/2024) which amount is less than the license fees paid for the previous cycle and without any year-to-year increase.

On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Spanish First Division Football League National Championship ("LaLiga"), for pay television in the residential market, in Spain. Telefónica received the first pick on 18 matchdays of each season and second pick on 17 matchdays, including the second match of the season between Real Madrid and Barcelona (Option D bis, Lot D.1 bis).

Likewise, Telefónica was awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and

Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).

The award initially included all seasons between the cycle 2022/2023 and 2026/2027 although the 2025/2026 and 2026/2027 seasons were subject to the CNMC lifting or modifying a resolution that limited the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).

The award was made at a price of 520 million euros for each of the seasons.

The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which agreement was signed on January 19, 2022. This agreement has been recently modified to adjust its duration to the CNMC Competition Directorate's interpretation of the maximum length of contracts for the acquisition of exclusive sports rights (three years from signature) within the above referenced procedure (Expte. VC/0612/14). In this regard, LaLiga issued on December 29, 2023 a new tender regarding those same packages for seasons 2024/2025 (from January 20, 2025) and 2025/2026 and 2026/2027.

On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons.

On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football League National Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).

This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts 280 million euros for each of the seasons.In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of the Second Division of

National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica's unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season.

Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable. Likewise, the contract for the 2023/2024 season was signed on July 30, 2023, with a minimum guaranteed consideration of approximately 29 million euros.

On November 2, 2022, Telefonica was also awarded by Real Federación Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.

On June 13, 2023, Telefónica submitted its offer for the acquisition of the audiovisual rights of the UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League and the UEFA Youth League ("UEFA Competitions") for the 2024/2025, 2025/2026 and 2026/2027 seasons, upon expiration of the current contract.

UEFA awarded Telefónica on August 1, 2023, with exclusive media rights in Spain of UEFA Competitions for residential subscribers during seasons 2024/2025, 2025/2026 and 2026/2027. The corresponding agreements were signed on November 3, 2023.

The total award price for all competitions covered by these agreements with UEFA amounted to 960 million euros (i.e. 320 million euros for each of the seasons 2024/2025, 2025/2026 and 2026/2027).

Wholesale Access Services Agreement with AT&T Mexico

On November 21, 2019, Pegaso PCS, S.A. de C.V. ("Telefónica México") and AT&T Comunicaciones Digitales, S. de R.L. de C.V. ("AT&T Mexico") entered into a Wholesale Access Services Agreement ("Wholesale Agreement"), under which AT&T Mexico agreed to provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.

The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México's traffic to AT&T Mexico's access network over the first three years of the agreement.

As set forth in the Wholesale Agreement such migration was completed during the first half of 2022. As a result, Telefónica México's wireless access infrastructure was turned off and Telefónica México no longer uses the licensed spectrum that it used in the past to operate its network.

Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM.

On December 19, 2019 Telefônica Brasil S.A. and TIM S.A. executed two agreements for the share of 2G, 3G and 4G mobile network infrastructure. Both companies reiterate that they will preserve their commercial and customer management autonomy, regardless of any infrastructure sharing agreement.

The agreements cover the following matters:

1. 2G network Sharing: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.

2. 3G and 4G network Sharing: covering only cities with less than 30 thousand inhabitants with the aim of sharing 4G and 3G network in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).

Both agreements were approved by the Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações" - ANATEL and "Conselho Administrativo de Defesa Económica" - CADE).

Contracts for the provision of IT services with Nabiax

In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.

At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.

On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers

owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 10). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. Telefónica Infra, S.L.U. owns a 20% of Nabiax. After this transaction, Nabiax only owns data centers in Spain.

The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.

50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom

On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended from time to time, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.

After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and

(ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 and was amended on November 15, 2023 (as amended from time to time, (the "Shareholders' Agreement").

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder's corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder's group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.

Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms initially ranging from 7 to 24 months (later extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the "VMED O2 UK Limited Trademark Licenses"). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group

On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the "Oi Agreement"), by and among Oi Móvel SA - In Judicial Recovery, as "Seller", Telefónica Brasil, Tim S.A. and Claro S.A., as "Buyers", and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller's obligations.

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for the Acquisition of the Assets of Oi Group's mobile business operations (the "UPI Mobile Assets") took place, and Telefónica Brasil acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed under the segregation plan stated in the Oi Agreement.

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release was subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.

Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid in monthly installments during a period of 10 years.

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:

a. Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL's February 2022 data;

b. Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

c. Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).

All commitments assumed were duly submitted to ANATEL and CADE during 2022.

On October 3, 2022, Telefónica Brasil initiated an arbitration procedure against Oi S.A. – In Judicial Recovery ("Seller"), pursuant to the terms of the Oi Agreement, alleging manifest breach by Seller of certain terms of the Oi Agreement, after the exchange of notices about the post-closing price adjustment between Buyers and Seller, upon the competent request of arbitration filed with the Market Arbitration Chamber.

On February 1, 2023, Telefónica Brasil's Extraordinary Shareholders' Meeting was held and Garliava's merger into Telefónica Brasil was approved, subject to certain conditions since satisfied. The merger became effective on February 28, 2023, with Telefónica Brasil surviving the merger.

On October 4, 2023, the Market Arbitration Chamber approved the agreement reached between Telefónica Brasil and Oi to end the controversy and the arbitral proceeding between the parties resulting in a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (approximately 948 million euros at the exchange rate at such date) (see Note 5 to the Consolidated Financial Statements).

Investment Agreement with Allianz and Telefónica Germany

On October 29, 2020, Telefónica Infra Germany GmbH ("TEF Infra Germany", a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) entered into an investment agreement (and related contracts, including a partners' agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) ("TEF Germany") for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.

The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group's ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.

New long-term master services agreement in the United Kingdom

On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited ("CTIL"), their passive tower network infrastructure partnership which was initially 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.

CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.'s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited (see Note 10), the joint venture between Telefonica and Liberty Global plc in the United Kingdom, which on November 15, 2023 transferred an indirect 16.67% minority stake in CTIL to the UK-based infrastructure fund GLIL Infrastructure LLP.

The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.

Transaction between Colombia Telecomunicaciones S.A. ESP BIC and Kohlberg Kravis Roberts ("KKR")

On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC and KKR entered into an agreement to sign the following contracts:

(i) An assets purchase agreement for the fiber optic assets owned by Colombia Telecomunicaciones S.A. ESP BIC with a Colombian company controlled by KKR (InfraCo, SpA), in consideration for an initial payment of 320 million U.S. dollars, which may be subject to post-closing adjustments under usual conditions for this type of operation. As well as a subsequent payment, consisting of the possibility of receiving a higher consideration from its result in network deployment activities, for an amount of up to an additional 100 million U.S. dollars.

(ii) A contract through which Colombia Telecomunicaciones S.A. ESP BIC will acquire a 40% stake in a Spanish company controlled by KKR, which it holds the remaining 60%. The Colombia Telecomunicaciones S.A. ESP BIC´s contribution would be a portion of the consideration received from assets purchase agreement for the fiber optic assets.

(iii) Several commercial contracts between Colombia Telecomunicaciones S.A. ESP BIC and InfraCo, SpA for the provision of wholesale connectivity services by InfraCo, SpA to Colombia Telecomunicaciones S.A. ESP BIC, deployment of fiber optic network and other related services.

The signing of the contracts of numerals (i) and (iii), as well as the execution of the aforementioned operations contracts, was subject to the respective contractual provisions and to the obtaining of the necessary regulatory authorizations.

On January 11, 2022, after obtaining the necessary regulatory authorizations and meeting certain agreed conditions, the transaction was executed. Therefore, Colombia Telecomunicaciones S.A. ESP BIC executed the sale of fiber optic assets to Onnet Fibra Colombia S.A.S. ("Onnet"), a company with which it also entered into a series of commercial contracts by virtue of which (i) Onnet will provide wholesale connectivity services to Colombia Telecomunicaciones S.A. ESP BIC, and (ii) Colombia Telecomunicaciones S.A. ESP BIC will provide to Onnet fiber optic network deployment services and other related services. Simultaneously, Colombia Telecomunicaciones S.A. ESP BIC acquired shares equivalent to a 40% in Alamo HoldCo S.L., a Spanish company that owns 100% of Onnet's shares (see Note 10).

Agreement reached between Telefónica España Filiales, S.A.U. ("Telefónica España Filiales"), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra

On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.

Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022.

After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%. At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the following two years after closing, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia at closing represented 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction Telefonica Group contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2).

Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom

On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom not reached by VMED O2 UK Limited's (VMO2) network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services.

Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022.

After closing, Liberty Global and T. Infra participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.

The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 5,179 million euros at the exchange rate at December 31, 2023). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,611 million euros at the exchange rate at December 31, 2023).   In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds sterling (approximately 3,798 million euros at the exchange rate at December 31, 2023).

As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.

In support of its obligations to nexfibre, VMO2 continues to extend network build contracts with various providers.

d) Environmental and climate change matters

Environmental management of the Group

Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Sustainability and Regulation Committee as well as by the Global Sustainability (ESG) Office in coordination with the global areas responsible for executing this strategy alongside the business units.

The Group has global environmental and energy management policies, and externally certified environmental management systems in accordance with ISO 14001 in all Group operators. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas.

The Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters.

Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of all Company employees, including the Executive Committee. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 (see Note 27) include CO2 Emission Neutralization targets, in line with the target set by the Company.

Climate change and energy

In managing climate change, Telefónica identifies adaptation and mitigation measures and new opportunities for growth and development. To analyse climate change risks, the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD) are followed, identifying short, medium and long-term risks. Specifically, physical and transition risks identify the importance of reducing GHG emissions and energy consumption, and are managed in accordance with Telefónica's decarbonization roadmap. On their side, the opportunities are mainly related to energy efficiency, renewables, sustainable financing and the development of new products and services.

All of this is contained in the Climate Action Plan, which defines Telefónica's decarbonization process to achieve net zero emissions by 2040, which involves minimising its own emissions (Scope 1 and 2) and those of the value chain (Scope 3).

For Telefonica, it is a priority to keep energy consumption stable despite the sharp increase in the digitalization of society and, therefore, in data traffic transmitted through the networks. The Group's Energy Efficiency Plan therefore includes initiatives such as network modernisation, for example, with investments in fiber optics (more efficient) that replace the copper network, or 5G.

The Company's decarbonization requires not only maximum efficiency in the use of energy, but also that it comes from renewable sources. Telefónica's Renewable Energy Plan contemplates different solutions such as self-generation, the purchase of renewable electricity with a guarantee of origin and long-term power purchase agreements (PPAs, see Note 26), and prioritizes non-conventional renewable electricity sources, defines the

strategy that allows us to reduce operating costs and reduces exposure to fluctuations in electricity prices.

Most of the electricity consumption in our own facilities comes from renewable sources. In Brazil, it is worth highlighting the continuation of the distributed generation project, which allowed 67 renewable energy plants to be put into operation in 2023, out of a total of 85 planned, which will generate more than 700 GWh per year for our operation. In Spain, the five long-term renewable energy purchase agreements (PPA) keep being into operation, signed for the period 2021-2031 and equivalent to 582 GWh annually for 10 years. In addition, Telefónica Germany signed two PPAs, the first for an annual volume of 350 GWh from an offshore wind farm during the period between 2025 and 2035, and a second for an annual volume of 200 GWh for the period 2025-2040, both with energy suppliers that provide long-term energy security and renewable energy supply.

As part of its net zero objective, Telefónica supports projects that absorb or reduce carbon emissions in order to offset and neutralize emissions that are not reduced. To this end, it purchases carbon credits from projects under the highest standards in certain regions where Telefónica operates.

Financing linked to sustainability criteria

Sustainable financing is a key tool to support the transformation of the business through investment in projects with positive environmental and social impact. In 2018, the Company published its first Sustainable Financing Framework. The most recent version was published in July 2023, and it has a favorable second party opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and is aligned with the International Capital Markets Association (ICMA) Green, Social and Sustainable Bond Principles, as well as the Green Lending Principles and the Social Loans of the LMA (Loan Market Association), the APLMA (Asian Pacific Loan Market Association) and the LSTA (Loan Syndications and Trading Association).

Telefónica was the first issuer of senior green bonds and hybrid instruments (green and sustainable) in the telecommunications sector. The funds that were obtained have been mainly allocated to projects to transform the network from copper to fiber, more efficient and with fewer breakdowns; and the deployment and improvement of mobile connectivity in rural areas.

In addition to senior green bonds and hybrid instruments, the Group uses other sustainable banking financing tools, such as loans and credits linked to sustainability objectives that allow continued progress on objectives such as emissions reduction or gender equality. Also in this case, the Group's main syndicated loan is linked to sustainability criteria in line with the corporate Sustainability Linked Loan Framework, prepared at the

end of 2021 and with a second party opinion from Sustainalytics.

In 2023, the Company has maintained an active presence in the capital market with several issues, successfully raising a total of 2,600 million euros of debt in green format throughout the year. In January 2023, Telefónica opened the sustainable debt market with the placement of a green hybrid instrument for an aggregate principal amount of 1,000 million euros (Note 17.c), and in September, another green hybrid instrument was issued for an aggregate principal amount of 750 million euros (Note 17.c). The third operation was carried out in November, a green bond for an aggregate principal amount of 850 million euros (see Annex III). The funds will be allocated to projects related to the transformation of telecommunications networks, both fixed and mobile, as well as to promote the deployment in rural areas.

In 2022 Telefónica Brazil carried out its first issuance of sustainability-linked bonds, for an aggregate principal amount of 3,500 million reais (equivalent to 654 million euros at the exchange rate at the end of 2023, see Appendix III). The financing costs are linked to the fulfillment of sustainability objectives by 2027. Also in Colombia, Telefónica maintains loans worth 1,098 billion Colombian pesos (equivalent to 260 million euros at the exchange rate at the closing of 2023).

In terms of bank financing, the emissions indicator linked to the Telefónica Group's 5,500 million euro syndicated loan signed at the beginning of 2022 was updated in 2023 (see Note 18 and Annex V). Interest payments on this loan are linked to compliance with a more demanding emissions reduction path.

In addition, the Group has committed lines and bilateral financing with numerous financial entities, reaching a total volume of 4,032 million euros at the end of 2023, the interest applied to which is also linked to the fulfillment of sustainability objectives.

Overall, as at December 31, 2023, the Group's sustainable financing amounts to 18,796 million euros, broken down as follows:

Millions of euros	Sustainable financing
Financial liabilities	**3,764**
Senior green bond of Telefónica Emisiones 2019 (Appendix III)	1,000
Senior sustainable bond of Telefónica Emisiones 2022 (Appendix III)	1,000
Senior green bond of Telefónica Emisiones 2023 (Appendix III)	850
Sustainability linked bonds of Telefónica Brazil (Appendix III)	654
Sustainability linked facilities of Colombia Telecomunicaciones	260
Undated deeply subordinated securities (hybrid instruments) (Note 17.c)	**4,750**
Undrawn facilities at December 31, 2023 (Note 18)	**10,282**
Sustainability linked facility of Telefónica, S.A.	5,500
Sustainability linked facility of Telefonica Germany	750
Sustainability linked bilateral facilities	4,032
Total	**18,796**

e) Auditors' fees

The services entrusted to the auditors comply with the independence requirements established by the Spanish Audit Law 22/2015 of July 20, as well as with the rules of the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB), both of the United States of America.

The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 20.02 million euros and 20.07 million euros in 2023 and 2022, respectively.

The detail of these amounts is as follows:

Millions of euros	2023 PwC Auditores, S.L.	Other companies PwC network	Total
Audit services	8.13	10.48	18.61
Audit-related services	1.01	0.40	1.41
Total	**9.14**	**10.88**	**20.02**

Millions of euros	2022 PwC Auditores, S.L.	Other companies PwC network	Total
Audit services	7.73	10.98	18.71
Audit-related services	0.99	0.37	1.36
Total	**8.72**	**11.35**	**20.07**

Audit services include audit fees with respect to the individual and consolidated financial statements of Telefónica, S.A. and its subsidiaries, as well as the review of interim financial statements. These Audit services also include the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC for those entities currently required, including therefore, the audit of the internal control over financial reporting to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Section 404). It also includes audit work related to legal and regulatory requirements that the auditor is required to perform as part of its role.

The main items included in Audit-related services relate to the review of financial information required by regulators, the issuance of agreed-upon procedures reports on financial reporting, the verification of non-financial information in annual reports, the issuance of comfort letters, the review of allocation and impact reports of green finance instruments, the special report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).

In 2023, the Principal Auditor has performed services other than those mentioned above for a total amount of 0.002 million euros. During 2022, the Principal Auditor did not provide any services in the Group other than audit or audit-related services.

PwC Auditores, S.L., has provided the following services to the Group in 2023 and 2022: the individual and consolidated financial statements audit, the review of interim financial statements, the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC, the audit of the internal control over financial reporting in order to comply with the

requirements of the Sarbanes-Oxley Act of 2002 (Section 404), the verification of non-financial information in the annual reports, the issuance of comfort letters, the issuance of agreed upon procedures reports on financial reporting, the review of allocation and impact reports of green finance instruments, the special report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).

The expenses accrued to other audit firms, which are not part of the international PwC network and which have provided audit services to the companies included in the consolidation of the Group for the year 2023 have amounted to a total of 1.77 million euros (1.46 million euros in 2022), the details of the audit services correspond to 0.94 million euros (0.83 million euros in 2022).

f) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

g) Directors' and Senior Executives' compensation and other benefits

The compensation of the members of Telefónica's Board of Directors is governed by article 35 of the Company's By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders' Meeting.

In accordance with the foregoing, the shareholders, acting at the Ordinary General Shareholders' Meeting held on April 11, 2003, set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the

Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2023, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,871,801 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees, consists of a fixed amount payable monthly, and of attendance fees for attending the meetings of the Advisory or Control Committees.

The amounts established in fiscal year 2023 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica, and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors, are indicated below:

Compensation of the Board of Directors and of the Committees thereof
Amounts in euros

Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros. It is also noted that the Board of Directors, at its meeting held on December 13, 2023, approved, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, a new configuration of the Company's Consultative or Control Committees, specifically: (i) to abolish the Strategy and Innovation Committee; and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now constitute a single Committee, under the name of Sustainability and Regulation Committee.

In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2024 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous eight years (i.e. 2023, 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.

The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2024 financial year is equal to the one received in the years 2023, 2022, 2021, 2020 and 2019.

Individualized description

Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors of the Company have accrued and/or received from Telefónica, S.A,. and from other companies of the Telefónica Group during fiscal year 2023. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale

The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Fiber optic assets in Peru	273	—
Goodwill (Note 7)	34	—
Property, plant and equipment (Note 8)	198	—
Others	41	—
Other assets	—	7
Non-current assets and disposal groups held for sale	**273**	**7**

Millions of euros	12/31/2023	12/31/2022
Liabilities associated with Fiber optic assets in Peru	37	—
Liabilities associated with non-current assets and disposal groups held for sale	**37**	**—**

Fiber optic business in Peru

On July 6, 2023, Telefónica Hispam entered into share subscription agreements with an affiliate of KKR and Entel Perú, for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangea the wholesale fiber-to-the-home ("FTTH") company in Peru, maintaining Telefónica Hispam 36% of the shares of said company.

As part of the transaction Telefónica del Perú S.A.A. ("TDP") and Entel will sell to Pangea certain assets of their FTTH infrastructure. Likewise, as part of the transaction, certain agreements will be signed, among them, agreements for the provision of wholesale connectivity services with TDP and Entel Perú.

The transaction is subject to obtaining the regulatory approvals.

Note 31. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2023 and the date of authorization for issue of the accompanying consolidated financial statements:

- On January 3, 2024, certain subsidiaries of Telefónica Spain endorsed the agreement reached on December 28, 2023 with the most representative trade unions to (i) sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year; and (ii) agreed execution of collective redundancies plan up to a total of 3,420 employees (the "Collective Redundancies Plan"). Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons. The present value of the Collective Redundancies Plan is estimated in a provision of 1,320 million euros (before taxes), recorded as of December 31, 2023 under "Personnel expenses" (see Note 24.a to the Consolidated Financial Statements), with no cash impact as of such date.

- On January 13, 2024, the second annual extension of the sustainability-linked syndicated loan facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2029.

- On January 17, 2024, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U. launched under the EMTN Programme a new issuance of notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,750 million euros. This issue was split into two tranches. The first tranche, with an aggregate principal amount of 1,000 million euros, due on January 24, 2032, pays an annual coupon of 3.698% and was issued at par. The second tranche, with an aggregate principal amount of 750 million euros, due on January 24, 2036, pays an annual coupon of 4.055% and was also issued at par. The settlement of the transaction took place on January 24, 2024. An amount equivalent to the net proceeds will be allocated towards eligible investments in accordance with Telefónica's 2023 Sustainable Financing Framework, including the transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.

- On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons (see Note 29.c).

- On January 22, 2024, regarding the voluntary public acquisition offer in the form of a partial offer (the "Offer") launched by Telefónica —through Telefónica Local Services GmbH— for shares of Telefónica Deutschland Holding AG ("Telefónica Deutschland") announced on November 2023, the Company reported that following the expiry of the acceptance period that the Offer has been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of its share capital and voting rights, for an approximate amount of 549 million euros. In addition, Telefónica has made direct market purchases, from January 1, 2024 to January 26, 2024, for a total of 113,999,566 shares of the aforementioned subsidiary, for an approximate amount of 268 million euros. Thus, as of January 26, 2024 Telefónica owns, directly and indirectly, 2,799,576,769 shares which represent 94.12% of the share capital and voting rights of Telefónica Deutschland.

- On February 5, 2024, Telefónica Emisiones, S.A.U. redeemed 1,000 million euros of its notes issued on February 5, 2019. These notes were guaranteed by Telefónica, S.A.

Note 32. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Appendix I: Scope of consolidation

The main companies of the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2023 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Parent Company

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain					
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A.U. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.U.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain (cont.)					
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.U.
Telefónica Educación Digital, S.L.U. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	EUR	68	55%	Telefónica España Filiales, S.A.U. (30%) Telefónica Infra, S.L.U. (25%)
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	EUR	—	51%	Telefónica de España, S.A.U.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica España Filiales, S.A.U.
Telefónica Germany					
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	82.43%	Telefónica Germany Holdings Limited (69.22%) Telefónica, S.A. (13.20%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	82.43%	Telefónica Deutschland Holding A.G (82.42%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	82.43%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	82.43%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	82.43%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil					
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	75.29%	Telefónica Latinoamérica Holding, S.L.U. (36.85%) Telefónica, S.A. (38.39%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	159	75.29%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Ltda. Servicios y sistemas de seguridad	Brazil	BRL	309	75.29%	Terra Networks Brasil, Ltda.
Vivo ventures fundo de investimento em participacoes multiestrategia. Investment funds	Brazil	BRL	100	75.78%	Telefônica Brasil, S.A. (73.78%) Telefonica Open Innovation S.L.U. (2.00%)
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	BRL	7	75.29%	POP Internet Ltda.
Telefónica Hispam					
Telefónica Hispanoamérica, S.A.U. Sociedad holding	Spain	EUR	97	100%	Telefónica, S.A.
TLH Holdco, S.L.U. Sociedad holding	Spain	EUR	87	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (cont.)					
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	1,375	100%	Telefónica Hispanoamérica, S.A.U. (97.13%) Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Hispanoamérica, S.A.U.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.50%	Colombia Telecomunicaciones S.A. ESP BIC
Pegaso Pcs S.A. de C.V. Communications services operator	Mexico	MXN	2,041	100%	Telefónica Hispanoamérica, S.A. (99.98%) Celular de Telefonía S.A. de CV. (0.02%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Telefónica Hispanoamérica, S.A.U.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	679,830	100%	Telefónica Móviles Argentina, S.A. (79.06%) TLH Holdco, S.L.U. (20.94%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	84,706	100%	TLH Holdco, S.L.U.
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,631,069	100%	Inversiones Telefónica Internacional Holding SpA. (99.14%) Telefónica Hispanoamérica, S.A.U. (0.86%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	874,772	99.39%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,638	99.15%	Telefónica Hispanoamérica, S.A.U.
Media Networks Latin America, S.A.C Telecommunications research activities and projects	Peru	PEN	158	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.U.
Other companies					
Telefónica Infra, S.L.U. Sociedad holding	Spain	EUR	12	100%	Telefónica , S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.U.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99,99%) Telefónica Capital S.A. (0,01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L.U. Sociedad holding	Spain	EUR	291	100%	Telefónica, S.A.
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	38	100%	Telefónica Global Solutions, S.L.U.
Telefónica Innovación Digital, S.L.U. Desarrollo de actividades y servicios en el área de telecomunicaciones. Sociedad de cartera	Spain	EUR	28	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	45	100%	Telefónica Innovación Digital, S.L.U.
Telefonica Open Innovation S.L.U. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Innovación Digital, S.L.U.
Wayra Chile Tecnología e Innovación SpA Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.U.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	52	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	134	100%	Telefonica Open Innovation S.L.U. (99.99%)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	3,500	100%	Telefonica Open Innovation S.L.U. (95%) Telefónica, S.A. (5%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.U.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	9	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.U.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.U.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	132	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L.U. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.U.
Geprom Software Engineering S.L.U. Technical engineering services and other consultancy activities	Spain	EUR	—	100%	Telefonica Iot & Big Data Tech S.A.U.
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	MXN	—	100%	Geprom Software Engineering S.L.U.
TIS Hispanoamérica, S.L.U. Security services and systems	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L.U. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.U.

Telefónica

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.U. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.U.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Conducting direct insurance business	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	87.65%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (37.65%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L.U. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Soluciones de Criptografía, S.A.U. Engineering, research and development	Spain	EUR	1	100%	Telefónica, S.A.
Cryptography & Security Systems S.L.U. Software programming activities	Spain	EUR	—	100%	Telefónica Soluciones de Criptografía, S.A.U.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L.U. Holding company	Spain	EUR	67	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech S.L.U. Cybersecurity, electronic information security and IT consultancy	Spain	EUR	34	100%	Telefónica Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	20,540	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	7	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.

Telefónica

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Audertis Audit Services S.L.U. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Govertis Advisory Services S.L.U. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Colombia SAS Cybersecurity, electronic information security and IT consulting	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	48	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Tech S.L.U.
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) Telefónica Global Solutions Ecuador TGSE, S.A. (1%)
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Acens Technologies, S.L.U. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Altostratus Solutions, S.L.U. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	14	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Perpetual Topco Limited Holding company	United Kingdom	GBP	4	100%	Telefónica Tech UK & Ireland Limited
Perpetual Midco Limited Holding company	United Kingdom	GBP	4	100%	Perpetual Topco Limited
Perpetual Bidco Limited Holding company	United Kingdom	GBP	3	100%	Perpetual Midco Limited
Incremental Group Holdings Limited Holding company	United Kingdom	GBP	1	100%	Perpetual Bidco Limited
Redspire Limited Software development and information technology consultancy activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Group Limited Holding company	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Adatis BG LTD Information technology consultancy activities	Bulgaria	BGN	—	100%	Adatis Consulting Limited
Adatis India Private Limited Information technology consultancy activities	India	INR	—	100%	Adatis Group Limited (99%) Adatis Consulting Limited (1%)
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
BE-terna Acceleration GmbH Holding company	Germany	EUR	—	100%	BE-terna Accelera Holding GmbH
BE-terna Enhancement GmbH Holding company	Germany	EUR	—	100%	BE-terna Acceleration GmbH
BE-terna Germany GmbH Holding company	Germany	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna AB (Sweden) Technology services	Sweden	SEK	—	100%	BE-terna Enhancement GmbH
BE-terna Automation AG Technology services	Switzerland	CHF	—	100%	BE-terna Enhancement GmbH
BE-terna ApS Computer programming activities	Denmark	DKK	—	100%	BE-terna Enhancement GmbH
BE-terna B.V. (Netherlands) Technology services	Netherlands	EUR	—	100%	BE-terna ApS (Denmark)
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	EUR	—	100%	BE-terna Germany GmbH
BE-terna Austria GmbH Holding company	Austria	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	EUR	—	100%	BE-terna Austria GmbH

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Denmark	DKK	1	100%	BE-terna Enhancement GmbH
BE-terna A/S (Norway) Computer programming activities	Norway	NOK	—	100%	BE-terna Enhancement GmbH
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	CHF	—	100%	BE-terna GmbH (Innsbruck)
BE-terna SRL Services in automatic data processing and information technology	Italy	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Adriatic d.o.o Holding company	Slovenia	EUR	—	100%	BE-terna Austria GmbH
BE-terna d.o.o. (Serbia) Technology services	Serbia	RSD	13	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Slovenia) Technology services	Slovenia	EUR	—	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Croatia) Technology services	Croatia	EUR	2	100%	BE-terna Adriatic d.o.o
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	70%	Telefónica, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	291	70%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	70%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	6	70%	Telxius Cable América, S.A. (69.30%) Telxius Cable España, S.L.U. (0.70%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	70%	Telxius Cable América, S.A. (66.50%) Telxius Cable España, S.L.U. (3.50%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	10	70%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	70%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	70%	Telxius Telecom, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	70%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	26	70%	Telxius Cable América, S.A.

Telefónica

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	70%	Telxius Cable América, S.A. (66.49%) Telxius Cable Chile, S.A. (1.17%) Telxius Cable Perú, S.A.C. (1.17%) Telxius Cable Guatemala, S.A. (1.16%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	70%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	70%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	2	70%	Telxius Cable América, S.A. (68.60%) Telxius Cable España, S.L.U. (0.7%) Telxius Cable Argentina, S.A. (0.7%)
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	USD	—	70%	Telxius Cable América, S.A. (69.99%) Telxius Cable España, S.L.U. (0.01%)
Telefónica Local Services GmbH Holding company	Germany	EUR	—	100%	Telefónica, S.A.
Companies accounted for using the equity method					
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	189	43.82%	Telefônica Brasil, S.A. (18.82%) Telefónica Infra S.L.U. (25%)
VivaE Educação Digital S.A. Training for professional and management development	Brazil	BRL	26	37.65%	Telefônica Brasil, S.A.
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	135,534	39.76%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	246,002	39.76%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40%) Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40,50%) Telefónica Factoring España, S.A. (9,50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)					
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A.
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	198	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Innovación Digital, S.L.U.
Alamo Holdco S.L. Holding company	Spain	EUR	—	27%	Colombia Telecomunicaciones S.A. ESP BIC
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	COP	56,307	27%	Alamo Holdco S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	364	54.21%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.U.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Bizkaia, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	EUR	—	50%	Telefónica de España, S.A.U.
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	48.24%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (8.24%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	48.24%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (8.24%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)					
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	48.24%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	48.24%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	48.24%	UGG HoldCo GmbH& Co KG
Daytona Midco S.L. Securities transactions	Spain	EUR	—	20%	Telefónica Infra, S.L.U.
Digital Data Centre BidCo, SLU. Management and administration of equity securities	Spain	EUR	4	20%	Daytona Midco S.L.
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	EUR	—	50%	Telefónica, S.A.
Opal Holdco Limited Holding company	United Kingdom	GBP	—	50%	Telefónica Infra, S.L.U.
Opal Jvco Limited Holding company	United Kingdom	GBP	—	25%	Opal Holdco Limited
Utiq, S.A. Technology solutions for digital advertising	Belgium	EUR	14	25%	Telefónica Innovación Digital, S.L.U.

Main changes in the scope of consolidation for the year 2023

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil			
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	03/31/2023	75.13%
Other companies			
Telxius Telecom, S.A. Telecommunications service provider	Spain	01/31/2023	40%
Cryptography & Security Systems S.L.U. Software programming activities	Spain	01/31/2023	100%
Telefónica Local Services GmbH Holding company	Germany	10/31/2023	100%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Other companies			
BE-terna SRL Services in automatic data processing and information technology	Italy	04/30/2023	100%
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	11/30/2023	70%
Companies accounted for using the equity method			
Utiq, S.A. Technology solutions for digital advertising	Belgium	03/31/2023	25%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil			
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	02/28/2023	Telefônica Brasil, S.A.
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	11/30/2023	Telefônica Infraestructura e Segurança Ltda.
Other companies			
Pontel Participaciones, S.L. Holding company	Spain	03/31/2023	Telxius Telecom, S.A.
Tempotel, Empresa de Trabajo Temporal, S.A.U. Temporary employment agency	Spain	10/31/2023	Telefónica Gestión Integral de Edificios y Servicios S.L.U.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	10/31/2023	Telefónica Innovación Digital, S.L.U.
Companies accounted for using the equity method			
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	10/31/2023	Buendía Estudios, S.L.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Other companies			
Pontel Participaciones, S.L. Holding company	Spain	01/31/2023	13.35%
Companies accounted for using the equity method			
The Smart Steps Data Technology Company Big data services in China	China	05/31/2023	33.75%
Cornerstone Telecommunications Infrastructure Limited Mobile phone towers	United Kingdom	11/30/2023	8.33%

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies			
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	01/31/2023	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	09/30/2023	100%
O2 (Netherlands) Holdings BV. Holding company	Netherlands	11/30/2023	100%
Telfin Ireland DAC. Intragroup financing	Ireland	11/30/2023	100%

Main changes in the scope of consolidation for the year 2022

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil			
VivaE Educação Digital S.A. Training for professional and management development	Brazil	02/28/2022	74.79%
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	04/30/2022	74.79%
Vivo ventures fundo de investimento em participacoes multiestrategia. Fondos de inversión	Brazil	04/30/2022	74.79%
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	10/31/2022	74.79%
Other companies			
Geprom Software Engineering S.L. Technical engineering services and other consultancy activities	Spain	01/30/2022	100%
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	01/30/2022	100%
Perpetual Topco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Midco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Bidco Limited Holding company	United Kingdom	03/31/2022	100%
Incremental Group Holdings Limited Holding company	United Kingdom	03/31/2022	100%
Redspire Limited Software development and information technology consultancy activities	United Kingdom	03/31/2022	100%
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	03/31/2022	100%
Adatis Group Limited Holding company	United Kingdom	03/31/2022	100%
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis BG LTD Information technology consultancy activities	Bulgaria	03/31/2022	100%
Adatis India Private Limited Information technology consultancy activities	India	03/31/2022	100%
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	06/30/2022	100%
BE-terna Acceleration GmbH Holding company	Germany	06/30/2022	100%
BE-terna Enhancement GmbH Holding company	Germany	06/30/2022	100%
BE-terna Germany GmbH Holding company	Germany	06/30/2022	100%
BE-terna AB (Sweden) Technology services	Sweden	06/30/2022	100%
Boydak Automation AG Technology services	Switzerland	06/30/2022	100%

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies (cont.)			
BE-terna ApS (Denmark) Computer programming activities	Denmark	06/30/2022	100%
BE-terna B.V. (Netherlands) Technology services	Netherlands	06/30/2022	100%
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	06/30/2022	100%
BE-terna Austria GmbH Holding company	Austria	06/30/2022	100%
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	06/30/2022	100%
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Dinamarca	06/30/2022	100%
BE-terna A/S (Norway) Computer programming activities	Norway	06/30/2022	100%
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	06/30/2022	100%
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	06/30/2022	100%
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	06/30/2022	100%
BE-terna Adriatic d.o.o Holding company	Slovenia	06/30/2022	100%
BE-terna d.o.o Belgrade (Serbia) Technology services	Serbia	06/30/2022	100%
BE-terna d.o.o Ljubijana (Slovenia) Technology services	Slovenia	06/30/2022	100%
BE-terna d.o.o Zagreb (Croatia) Technology services	Croatia	06/30/2022	100%
Companies accounted for using the equity method			
Alamo Holdco S.L. Holding company	Spain	01/31/2022	27%
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	01/31/2022	27%
Opal Holdco Limited Holding company	United Kingdom	08/31/2022	50%
Opal Jvco Limited Holding company	United Kingdom	08/31/2022	50%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Spain			
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	06/30/2022	100%
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	06/30/2022	51%
Telefónica Hispam			
TLH Holdco, S.L. Holding company	Spain	09/30/2022	100%
Other companies			
TIS Hispanoamérica, S.L. Security services and systems	Spain	10/31/2022	100%
Companies accounted for using the equity method			
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	01/01/2022	50%
Buendía Estudios Bizkaia, S.L. Service provision related to film and video production activities	Spain	09/30/2022	50%
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	06/30/2022	50%
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	07/31/2022	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain			
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	06/30/2022	Telefónica Audiovisual Digital, S.L.U.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Telefónica Spain			
Bluevia Fibra, S.L.U. Operations and exploitation of FTTH network and other connectivity services.	Spain	12/31/2022	45%
Other companies			
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	01/31/2022	59.58%
Companies accounted for using the equity method			
VivaE Educação Digital S.A. Training for professional and management development	Brazil	04/30/2022	50%
Opal Jvco Limited Holding company	United Kingdom	12/31/2022	25%

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies			
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	08/31/2022	100%
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	10/31/2022	100%

Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,717,737	—	6,207	5,647,044
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	10,000	—	91,200	—	301,200
Mr. José Javier Echenique Landiríbar	—	200,000	24,000	—	113,600	—	337,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,577,600	—	27,383	4,204,983
Ms. Carmen García de Andrés	—	120,000	35,000	—	33,600	—	188,600
Ms. María Luisa García Blanco	—	120,000	33,000	—	44,800	—	197,800
Mr. Peter Löscher	—	120,000	24,000	—	113,600	—	257,600
Ms. Verónica Pascual Boé	—	120,000	11,000	—	11,200	—	142,200
Mr. Francisco Javier de Paz Mancho	—	120,000	33,000	—	124,800	—	277,800
Mr. Alejandro Reynal Ample[7]	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	24,000	—	22,400	—	166,400
Ms. Claudia Sender Ramírez	—	120,000	20,000	—	22,400	—	162,400
Ms. Solange Sobral Targa[7]	—	—	—	—	—	—	—

[1]Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.

[2]Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.

[3] Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.

[4]Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2023 and to be paid in the year 2024. In reference to the bonus corresponding to 2022, which was paid in 2023, Executive Board Member Mr José María Álvarez-Pallete López received 4,198,897 euros and Executive Board Member Mr Ángel Vilá Boix received 2,911,200 euros.

[5]Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings. It is also noted that the Board of Directors, at its meeting held on December 13, 2023, approved, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, a new configuration of the Company's Consultative or Control Committees, specifically: (i) to abolish the Strategy and Innovation Committee; and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now constitute a single Committee, under the name of Sustainability and Regulation Committee.

[6]Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

[7] Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa were appointed Directors of the Company on December 13, 2023.

Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain stood down as Board Members on December 13, 2023, reflecting below the payment received and/or accrued by them in 2023:

(Amounts in euros)

Directors	Salary[1]	Fixed remune-ration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Juan Ignacio Cirac Sasturain	—	120,000	33,000	—	33,600	—	186,600
Mr. Peter Erskine	—	120,000	20,000	—	113,600	—	253,600

1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed remune-ration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	119,000	—	—	—	—	119,000
Ms. Verónica Pascual Boé	—	51,667	—	—	—	65,000	116,667
Mr. Francisco Javier de Paz Mancho	—	177,935	—	—	—	155,000	332,935
Mr. Alejandro Reynal Ample7	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	132,500	132,500
Ms. Solange Sobral Targa7	—	—	—	—	—	—	—

[1]. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
[2]. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
[3]. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
[4]. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2023 and to be paid in the year 2024 by other companies of the Telefónica Group.
[5]. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
[6]. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica Ingeniería de Seguridad.

7. Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa were appointed Directors of the Company on December 13, 2023.

Likewise, Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain stood down as Board Members on December 13, 2023, reflecting below the payment received and/or accrued by them in 2023:

(Amounts in euros)

Directors	Salary[1]	Fixed remune-ration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	95,000	95,000
Mr. Peter Erskine	—	80,000	—	—	—	—	80,000

1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2023 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2023
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/ Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439

1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Occident GCO, S.A.U. de Seguros y Reaseguros (as the legal successor of Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros), and covers the same contingencies as those of the "Pension Plan" and the same exceptional liquidity events in case of serious illness or long-term unemployment.

LIFE INSURANCE PREMIUMS

The 2023 amounts for life insurance premiums were as follows:

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	23,156
Mr. Ángel Vilá Boix	18,574

REMUNERATION PLANS BASED ON SHARES

As regards to remuneration plans based on shares (involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2023:

The so-called Performance Share Plan ("PSP"), made up of three cycles (2021-2023; 2022-2024; 2023-2025), approved by the General Shareholders' Meeting held on April 23, 2021.

During the financial year 2023, the Plan consisted of three cycles. The first cycle, whose target measurement period started on January 1, 2021 and ended on December 31, 2023.

In this cycle, a maximum of 1,913,000 shares were allocated to the Executive Directors on January 1, 2021, with a unit fair value of 3.1598 euros per share for FCF ("Free Cash Flow"), 2.6465 euros for TSR ("Total Shareholder Return") and 3.1598 euros for the CO2 Emission Neutralisation and Reduction target.

At the end of the cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 37.9% at the end of the period, ranking sixth in the comparison group, i.e. between the median

and the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 39.45% linked to relative TSR.

With regard to the Free Cash Flow, after taking into account the partial annual payments for 2021, 2022 and 2023, previously audited and approved by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analysed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO2 Emission Neutralisation and Reduction target, the Appointments, Remuneration and Corporate Governance Committee has regularly monitored the level of CO2 Emissions Neutralisation and, after analysing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Quality Committee (now the Sustainability and Regulation Committee) and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralisation target has been met and therefore the weighted payout ratio linked to CO2 Neutralisation was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralisation results, the weighted payout ratio increased to 89.45%. Thus, at the end of the Plan's First Cycle, Executive Directors are entitled to receive 978,583 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 732,596 gross shares in the case of the Chief Operating Officer (COO) Mr. Ángel Vilá Boix.

Similarly, during the 2023 financial year, the second cycle and third cycle of the Plan were in force, starting on January 1, 2022 and January 1, 2023 respectively and ending on December 31, 2024 and December 31, 2025 respectively.

In both cycles, the number of Telefónica, S.A. shares that could be delivered to the participants, within the established maximum, is conditioned and determined by the compliance with the established objectives: 50% of the compliance with the Total Shareholder Return (TSR) objective of Telefónica, S.A. shares, 40% of the Telefónica Group's Free Cash Flow (FCF) and 10% of the Neutralisation and Reduction of CO2 Emissions.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica,

S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each of the cycles in force during the financial year 2023, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.

In order to determine compliance with the CO2 Emission Neutralisation and Reduction target and to calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralisation achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO_2 Emission = Activity Data x Emission Factor, where:

– Activity: Amount of energy, fuel, gas, etc. consumed by the Company.

– Emission Factor: Amount of CO_2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, International Energy Agency, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of both cycles, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation and Reduction targets set for the Second and Third Cycles of the Plan is shown below.

PSP - Second cycle / 2022-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	995,000
Mr. Ángel Vilá Boix	745,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the second cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

PSP - Third cycle / 2023-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,100,000
Mr. Ángel Vilá Boix	831,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the third cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered. On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Executive Directors participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros. As a result, each Executive Director is entitled to receive 589 gross shares upon termination of the Plan.

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2023 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2023, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company's Senior Management

As for the Directors who made up the Senior Management[1] of the company in the year 2023, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 8,749,939 euros during the 2023 fiscal year.

In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2023 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 947,676 euros; the contributions corresponding to the Pension Plan increased to 212,281 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 113,293 euros.

Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 122,315 euros.

On the other hand, regarding share-based remuneration plans, during the year 2023, there were in force the following long-term variable remuneration plans:

The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2021-2023; 2022-2024; 2023-2025), approved by the General Shareholders' Meeting held on April 23, 2021.

The target measurement period of the first cycle started on January 1, 2021 and ended on December 31, 2023. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR ("Total Shareholder Return"), FCF ("Free Cash Flow") and CO2 Emission Neutralisation and Reduction targets set for the First Cycle for all the Company's Senior Executives was 1,333,081.

At the end of the First Cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 37.9% at the end of the period, ranking sixth in the comparison group, i.e. between the median and the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 39.45% linked to relative TSR.

In terms of Free Cash Flow, after taking into account the partial annual payments for 2021, 2022 and 2023, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analysed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO2 Emission Neutralisation and Reduction target, the Appointments, Remuneration and Corporate Governance Committee has regularly monitored the level of CO2 Emission Neutralisation and, after analysing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Quality Committee (now the Sustainability and Regulation Committee) and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralisation target has been met and therefore the weighted payout ratio linked to CO2 Neutralisation was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralisation results, the weighted payout ratio

increased to 89.45%. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 1,192,442 gross shares.

The target measurement period for the second and third cycles started on 1 January 2022 and 1 January 2023 respectively, and will end on December 31, 2024 and December 31, 2025 respectively. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation and Reduction targets set for the second and third cycles for all the Company's Senior Executives is 1,241,015 in the second cycle of the Plan and 1,378,418 in the third cycle of the Plan.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Senior Management participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 2,936 gross shares.

(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2023 are as follows (in millions of euros):

Total Telefónica and its instrumental companies

Debentures and bonds	Currency	% Interest rate	Maturity (nominal)						
			2024	2025	2026	2027	2028	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250 %	–	–	–	–	–	1,109	1,109
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875 %	–	–	–	–	–	500	500
Telefónica Europe, B.V.			**–**	**–**	**–**	**–**	**–**	**1,609**	**1,609**
TELEF. EMISIONES FEBRUARY 2019 [1]	EUR	1.069 %	1,000	–	–	–	–	–	1,000
TELEF. EMISIONES JANUARY 2017	EUR	1.528 %	–	1,127	–	–	–	–	1,127
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495 %	–	892	–	–	–	–	892
EMTN O2 GBP	GBP	5.375 %	–	–	575	–	–	–	575
TELEF. EMISIONES APRIL 2016	EUR	1.460 %	–	–	1,279	–	–	–	1,279
TELEF. EMISIONES JANUARY 2018	EUR	1.447 %	–	–	–	1,000	–	–	1,000
TELEF. EMISIONES MARCH 2017	USD	4.103 %	–	–	–	1,131	–	–	1,131
TELEF. EMISIONES MAY 2020	EUR	1.201 %	–	–	–	1,250	–	–	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318 %	–	–	–	–	500	–	500
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715 %	–	–	–	–	1,250	–	1,250
TELEF. EMISIONES MARCH 2017	EUR	2.318 %	–	–	–	–	200	–	200
TELEF. EMISIONES MARCH 2019	EUR	1.788 %	–	–	–	–	–	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445 %	–	–	–	–	–	460	460
TELEF. EMISIONES OCTOBER 2014	EUR	2.932 %	–	–	–	–	–	800	800
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664 %	–	–	–	–	–	1,000	1,000
TELEF. EMISIONES MAY 2022 [2]	EUR	2.592 %	–	–	–	–	–	1,000	1,000
TELEF. EMISIONES OCTOBER 2016	EUR	1.930 %	–	–	–	–	–	750	750
TELEF. EMISIONES MAY 2020	EUR	1.807 %	–	–	–	–	–	750	750
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045 %	–	–	–	–	–	1,810	1,810
TELEF. EMISIONES APRIL 2017	USD	4.900 %	–	–	–	–	–	181	181
TELEF. EMISIONES MARCH 2018	USD	4.665 %	–	–	–	–	–	453	453
TELEF. EMISIONES JULY 2019	EUR	1.957 %	–	–	–	–	–	500	500
TELEF. EMISIONES JULY 2020	EUR	1.864 %	–	–	–	–	–	500	500
TELEF. EMISIONES APRIL 2022	EUR	1.864 %	–	–	–	–	–	100	100
TELEF. EMISIONES MARCH 2017	USD	5.213 %	–	–	–	–	–	1,810	1,810
TELEF. EMISIONES APRIL 2017	USD	5.213 %	–	–	–	–	–	452	452
TELEF. EMISIONES MARCH 2018	USD	4.895 %	–	–	–	–	–	1,131	1,131
TELEF. EMISIONES MARCH 2019	USD	5.520 %	–	–	–	–	–	1,131	1,131
TELEF. EMISIONES DECEMBER 2016	EUR	4.000 %	–	–	–	–	–	150	150
TELEF. EMISIONES NOVEMBER 2023 [1]	EUR	4.183 %	–	–	–	–	–	850	850
Telefónica Emisiones, S.A.U.			**1,000**	**2,019**	**1,854**	**3,381**	**1,950**	**14,828**	**25,032**
Total Telefónica, S.A. and its instrumental companies			**1,000**	**2,019**	**1,854**	**3,381**	**1,950**	**16,437**	**26,641**

Foreign operators

Debentures and bonds	Currency	% Interest rate	2024	2025	2026	2027	2028	Subsequent years	Total
					Maturity				
Bond Serie T	UFC	4.200%	–	–	–	–	112	–	112
Bond O	CLP	3.500%	–	72	–	–	–	–	72
Bond Q	CLP	3.600%	–	–	93	–	–	–	93
Bond 144 A	USD	3.537%	–	–	–	–	–	423	423
Telefónica Móviles Chile, S.A.			**–**	**72**	**93**	**–**	**112**	**423**	**700**
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	–	–	–	26	–	–	26
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	–	–	–	–	20	–	20
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	–	–	–	–	20	–	20
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	–	–	–	–	8	–	8
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	–	–	–	–	–	18	18
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	29	–	–	–	–	–	29
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	33	–	–	–	–	–	33
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	–	26	–	–	–	–	26
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	–	–	20	–	–	–	20
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	–	138	138	138	–	–	414
Telefónica del Perú, S.A.			**62**	**164**	**158**	**164**	**48**	**18**	**614**
Debentures [2]	BRL	CDI + 1.12%	–	280	–	–	–	–	280
Debentures [2]	BRL	CDI + 1.35%	–	–	–	374	–	–	374
Telefônica Brasil, S.A.			**–**	**280**	**–**	**374**	**–**	**–**	**654**
BOND R144-A	USD	4.950%	–	–	–	–	–	452	452
Bond A5	COP	6.650%	82	–	–	–	–	–	82
Bond C10	COP	IPC + 3.39%	–	–	–	–	–	36	36
Colombia Telecomunicaciones, S.A, ESP			**82**	**–**	**–**	**–**	**–**	**488**	**570**
Bond	EUR	1.750%	–	600	–	–	–	–	600
O2 Telefónica Deutschland Finanzierungs, GmbH			**–**	**600**	**–**	**–**	**–**	**–**	**600**
Total Outstanding Debentures and Bonds Foreign operators			**144**	**1,116**	**251**	**538**	**160**	**929**	**3,138**
Total Outstanding Debentures and Bonds			**1,144**	**3,135**	**2,105**	**3,919**	**2,110**	**17,366**	**29,779**

[1] Debentures and green bonds (See Note 29.d)

[2] Debentures and sustainable bonds (See Note 29.d)

The main debentures and bonds issued by the Group in 2023 are as follows:

Item	Date	Maturity Date	Nominal (millions)		Currency of issuance	Coupon
			Currency	Euros		
Telefónica Emisiones, S.A.U.						
EMTN Bond [1]	11/21/2023	11/21/2033	850	850	EUR	4.183 %
Telefónica Móviles Chile, S.A.						
Internacional Bond [1]	08/18/2023	08/18/2028	3	114	UFC	UFC + 4.7339%

[1] Internacional and sustainable bonds and debentures (See Note 29. d)

Appendix IV: Financial instruments

The detail of the net financial debt arranged by the Group (notional amount) by currency and interest rates at December 31, 2023 is as follows:

Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Notional	Fair value Underlying debt [*]	Fair value Associated derivatives	Total
Euro	**(6,794)**	**2,302**	**3,807**	**3,771**	**2,250**	**15,558**	**20,894**	**13,417**	**7,988**	**21,405**
Floating rate	799	(113)	1,845	170	374	3,190	6,265	1,042	8,950	9,992
Spread	0.12%	—	(0.11%)	0.72%	0.16%	0.10%	0.06%	—	—	—
Fixed rate	(7,592)	2,415	1,962	3,601	1,876	12,368	14,629	12,375	(962)	11,413
Interest rate	2.52%	0.89%	2.23%	1.16%	1.78%	1.74%	1.83%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies										
Instruments in CZK	**(95)**	**—**	**—**	**—**	**—**	**—**	**(95)**	**—**	**(93)**	**(93)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(95)	—	—	—	—	—	(95)	—	(93)	(93)
Interest rate	6.36%	—	—	—	—	—	6.36%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	**99**	**—**	**(2)**	**(6)**	**(4)**	**—**	**87**	**899**	**(817)**	**82**
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	99	—	(2)	(6)	(4)	—	87	899	(815)	84
Interest rate	5.14%	—	5.37%	0.70%	0.70%	—	4.76%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	**(3)**	**—**	**—**	**—**	**—**	**—**	**(3)**	**—**	**—**	**—**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	—	—	—	—	—	(3)	—	—	—
Interest rate	1.00%	—	—	—	—	—	1.00%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America										
Instruments in USD	**(612)**	**(23)**	**(1,807)**	**—**	**27**	**1,810**	**(605)**	**12,336**	**(12,916)**	**(580)**
Floating rate	(13)	—	(1,810)	—	27	1,810	14	206	(192)	14
Spread	(0.02%)	—	0.28%	—	1.00%	—	0.14%	—	—	—
Fixed rate	(599)	(23)	3	—	—	—	(619)	12,129	(12,724)	(594)
Interest rate	0.46%	1.87%	3.47%	—	—	5.19%	0.52%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Notional	Fair value: Underlying debt(*)	Fair value: Associated derivatives	Fair value: Total
Instruments in UYU	**37**	**—**	**28**	**—**	**—**	**—**	**65**	**116**	**(43)**	**73**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	37	—	28	—	—	—	65	116	(43)	73
Interest rate	11.66%	—	8.90%	—	—	—	10.46%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	**(100)**	**—**	**—**	**—**	**—**	**—**	**(100)**	**(90)**	**—**	**(90)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(100)	—	—	—	—	—	(100)	(90)	—	(90)
Interest rate	81.86%	—	—	—	—	—	81.86%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	**2,462**	**1,016**	**9**	**383**	**14**	**95**	**3,979**	**809**	**3,219**	**4,028**
Floating rate	(737)	1,016	9	383	14	95	780	810	63	873
Spread	0.86%	0.26%	—	1.32%	—	—	0.62%	—	—	—
Fixed rate	3,199	—	—	—	—	—	3,199	(2)	3,156	3,154
Interest rate	8.84%	—	—	—	—	—	8.84%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	**(280)**	**173**	**338**	**—**	**112**	**433**	**776**	**(253)**	**1,052**	**798**
Floating rate	(20)	—	245	—	112	388	725	52	689	742
Spread	—	—	1.53%	—	1.66%	(0.49%)	0.48%	—	—	—
Fixed rate	(260)	173	93	—	—	45	51	(306)	362	57
Interest rate	6.64%	3.30%	3.60%	—	—	4.31%	4.95%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**119**	**(120)**	**(1)**
Floating rate	—	—	—	—	—	—	—	119	(120)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	**259**	**164**	**158**	**138**	**—**	**—**	**719**	**371**	**350**	**721**
Floating rate	12	—	—	—	—	—	12	12	—	12
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	247	164	158	138	—	—	707	359	350	709
Interest rate	3.63%	7.08%	7.36%	7.38%	—	—	5.99%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	**—**	**—**	**—**	**26**	**48**	**18**	**92**	**93**	**—**	**93**
Floating rate	—	—	—	26	48	18	92	93	—	93
Spread	—	—	—	3.63%	3.03%	3.09%	3.21%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

| Millions of euros | 2024 | 2025 | 2026 | 2027 | 2028 | Subsequent years | Notional | Fair value | | |
								Underlying debt[*]	Associated derivatives	TOTAL
Instruments in COP	**294**	**267**	**7**	**7**	**7**	**541**	**1,123**	**412**	**743**	**1,156**
Floating rate	75	(301)	7	7	7	505	300	395	(76)	319
Spread	1.19%	0.03%	—	—	—	0.33%	0.29%	—	—	—
Fixed rate	219	568	—	—	—	36	823	18	819	837
Interest rate	7.14%	3.19%	—	—	—	8.09%	4.45%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	**(23)**	**—**	**—**	**—**	**—**	**—**	**(23)**	**(24)**	**—**	**(24)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(23)	—	—	—	—	—	(23)	(24)	—	(24)
Interest rate	36.02%	—	—	—	—	—	36.02%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	**(264)**	**20**	**40**	**—**	**—**	**—**	**(204)**	**(449)**	**237**	**(212)**
Floating rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Spread	1.13%	—	—	—	—	—	1.13%	—	—	—
Fixed rate	(263)	20	40	—	—	—	(203)	(448)	237	(211)
Interest rate	9.53%	6.08%	8.80%	—	—	—	9.23%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other currencies										
Instruments in other currencies	**(7)**	**—**	**—**	**—**	**—**	**—**	**(7)**	**(7)**	**—**	**(7)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							**26,697**	**27,748**	**(399)**	**27,349**
Floating rate							**8,185**	**2,729**	**9,313**	**12,042**
Fixed rate							**18,512**	**25,019**	**(9,712)**	**15,307**

[*] Includes all net financial debt adjustments

The table below shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2023:

Interest rate swaps

Millions of euros	Maturity							
Non trading accountant purposes	**2024**	**2025**	**2026**	**2027**	**2028**	**Subsequent years**	**Total**	**Fair value**
EUR								**302**
Fixed to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**367**
Receiving leg	(1,378)	(1,195)	(1,215)	(325)	(875)	(2,690)	(7,678)	(6,132)
Average Interest Rate	1.30%	1.07%	1.29%	0.86%	0.59%	1.33%	1.17%	
Paying leg	1,378	1,195	1,215	325	875	2,690	7,678	6,499
Average Spread	0.36%	0.45%	—	—	—	—	0.13%	
Floating to fixed	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(23)**
Receiving leg	(470)	(50)	(477)	(245)	—	(1,320)	(2,562)	(2,586)
Average Spread	—	—	—	—	—	—	—	
Paying leg	470	50	477	245	—	1,320	2,562	2,563
Average Interest Rate	1.26%	0.65%	0.71%	1.22%	—	2.69%	1.88%	
Floating to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(42)**
Receiving leg	(7,598)	—	—	—	—	—	(7,598)	(7,649)
Average Spread	—	—	—	—	—	—	—	
Paying leg	7,598	—	—	—	—	—	7,598	7,607
Average Interest Rate	0.08%	—	—	—	—	—	0.08%	

Interest rate swaps

Millions of euros	Maturity							
Trading accountant purposes	**2024**	**2025**	**2026**	**2027**	**2028**	**Subsequent years**	**Total**	**Fair value**
EUR								**(1,066)**
Fixed to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(75)**
Receiving leg	(300)	(775)	—	(100)	(175)	(3,750)	(5,100)	(3,290)
Average Interest Rate	—	0.05%	—	0.76%	0.69%	2.56%	1.93%	
Paying leg	300	775	—	100	175	3,750	5,100	3,215
Average Spread	2.94%	2.95%	—	—	—	—	0.62%	
Floating to fixed	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(991)**
Receiving leg	(1,500)	(1,004)	—	(1,366)	—	(8,654)	(12,524)	(7,966)
Average Spread	2.56%	1.83%	—	—	—	—	0.45%	
Paying leg	1,500	1,004	—	1,366	—	8,654	12,524	6,976
Average Interest Rate	—	0.16%	—	0.92%	—	1.59%	1.21%	
USD								**671**
Fixed to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**671**
Receiving leg	(80)	(409)	(3,629)	(4,207)	—	(8,982)	(17,307)	(9,822)
Average Interest Rate	2.36%	1.30%	2.79%	1.59%	—	3.16%	2.65%	
Paying leg	80	409	3,629	4,207	—	8,982	17,307	10,493
Average Spread	—	1.03 %	2.78%	0.97%	—	—	0.84%	

Millions of euros			Maturity					
Trading accountant purposes	2024	2025	2026	2027	2028	Subsequent years	Total	Fair value
GBP								**3**
Fixed to floating	—	—	—	—	—	—	—	**3**
Receiving leg	—	—	—	—	—	(460)	(460)	(459)
Average Interest Rate	—	—	—	—	—	3.42%	3.42%	
Paying leg	—	—	—	—	—	460	460	462
Average Spread	—	—	—	—	—	—	—	
CLP								**(2)**
Floating to fixed	—	—	—	—	—	—	—	**(2)**
Receiving leg	—	—	—	—	—	(45)	(45)	(44)
Average Spread	—	—	—	—	—	(0.46%)	(0.46%)	
Paying leg	—	—	—	—	—	45	45	42
Average Interest Rate	—	—	—	—	—	4.31%	4.31%	
COP								**(150)**
Fixed to floating	—	—	—	—	—	—	—	**(75)**
Receiving leg	—	(71)	—	—	—	—	(71)	(618)
Average Interest Rate	—	5.77%	—	—	—	—	5.77%	
Paying leg	—	71	—	—	—	—	71	542
Average Spread	—	1.07%	—	—	—	—	1.07%	
Floating to fixed	—	—	—	—	—	—	—	**(75)**
Receiving leg	—	(568)	—	—	—	(36)	(604)	(617)
Average Spread	—	—	—	—	—	3.39%	0.20%	
Paying leg	—	568	—	—	—	36	604	542
Average Interest Rate	—	3.19%	—	—	—	8.09%	3.48%	

Index

Appendix

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2024	2025	2026	2027	2028	Subsequent years	Total
Currency swaps								
Receive	BRL	32	—	—	—	—	—	32
Pay	BRL	(95)	—	—	—	—	—	(95)
Receive	CLP	—	—	—	—	—	—	—
Pay	CLP	—	—	(178)	—	(112)	(433)	(723)
Receive	COP	—	446	—	—	—	—	446
Pay	COP	—	(446)	—	—	—	(446)	(892)
Receive	EUR	23	—	—	2,542	—	—	2,565
Pay	EUR	(80)	(46)	(2,352)	(3,728)	—	(6,703)	(12,909)
Receive	GBP	—	—	575	—	—	460	1,035
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	96	96
Pay	JPY	—	—	—	—	—	—	—
Receive	UFC	—	—	—	—	114	—	114
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	150	499	1,997	3,574	—	7,172	13,392
Pay	USD	(31)	(452)	—	(2,443)	—	—	(2,926)
TOTAL		**(1)**	**1**	**42**	**(55)**	**2**	**146**	**135**

The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.12) and USD/COP (3,742.44).

Millions of euros		2024	2025	2026	2027	2028	Subsequent years	Total
Forwards								
Receive	BRL	41	—	—	—	—	—	41
Pay	BRL	(3,241)	—	—	—	—	—	(3,241)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(255)	—	—	—	—	—	(255)
Receive	COP	73	—	—	—	—	—	73
Pay	COP	(301)	—	—	—	—	—	(301)
Receive	CZK	95	—	—	—	—	—	95
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	5,515	—	—	—	—	—	5,515
Pay	EUR	(1,391)	—	—	—	—	—	(1,391)
Receive	GBP	12	—	—	—	—	—	12
Pay	GBP	(324)	—	—	—	—	—	(324)
Receive	MXN	3	—	—	—	—	—	3
Pay	MXN	(255)	(20)	—	—	—	—	(275)
Receive	PEN	28	—	—	—	—	—	28
Pay	PEN	(382)	—	—	—	—	—	(382)
Receive	USD	2,183	18	—	—	—	—	2,201
Pay	USD	(1,894)	—	—	—	—	—	(1,894)
Receive	UYU	74	—	—	—	—	—	74
Pay	UYU	(31)	—	—	—	—	—	(31)
TOTAL		**(49)**	**(2)**	**—**	**—**	**—**	**—**	**(51)**

The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.86), EUR/USD (1.09), USD/COP (4,170.12) and EUR/BRL (5.41).

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2023 and 2022 and their nominal amounts are as follows:

Descriptive name summary	Current limit (millions)	Currency	Outstanding principal balance (millions of euros)		Arrangement date	Maturity date
			12/31/2023	12/31/2022		
Telefónica, S.A						
Structured Financing (*)	—	USD	—	12	02/22/2013	01/31/2023
Structured Financing (*)	—	USD	—	27	08/01/2013	10/31/2023
Structured Financing (*)	150	USD	136	223	12/11/2015	03/11/2026
Structured Financing (*)	101	EUR	101	161	12/11/2015	03/11/2026
Sustainable syndicated (1)	5,500	EUR	—	—	03/15/2018	01/13/2028
Bilateral loan	—	EUR	150	150	09/26/2022	12/15/2032
Bilateral loan	—	EUR	125	—	12/23/2022	06/15/2033
Bilateral loan	—	EUR	150	—	02/14/2023	09/29/2033
Telefónica Brasil, S.A.						
Bilateral loan	—	USD	—	199	04/04/2022	09/28/2023
Telefónica Germany GmbH & Co. OHG						
EIB Financing	—	EUR	108	183	06/13/2016	06/13/2025
Sustainable syndicated	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	300	300	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	150	150	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.						
Bilateral loan	500,000	COP	118	97	07/06/2021	03/19/2025
Telxius Telecom, S.A.						
Syndicated (2)	—	EUR	—	201	12/01/2017	12/01/2024
Syndicated (3)	145	EUR	100	—	12/01/2023	12/01/2028
Bluevia Fibra S.L.U.						
Syndicated (4)	360	EUR	250	245	11/16/2022	12/20/2028
Telefónica Móviles Chile, S.A.						
Bilateral loan	—	USD	—	133	04/17/2020	09/29/2023
Bilateral loan	129	USD	116	—	08/22/2023	08/22/2026

[1] The first one year extension option of the 5,500 million euros syndicated credit facility of Telefonica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.
[2] On December 1, 2023 there was early cancelation on the Telxius Telecom, S.A, syndicated facility signed on 2017.
[3] The facility has two annual extension options at Telxius Telecom, S.A, request with a maturity maximum up to 2030.
[4] On December 20, 2023 the first one year extension of the Bluevía Fibra S.L.U syndicated facility for 360 million euros was executed. The facility has two annual extension options at Bluevía Fibra S.L.U request with a maturity maximum up to 2029.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group's business areas. The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.

In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.

Electronic Communication Regulation in the European Union

By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of 2 years (until December 21, 2020) to transpose it into their national legislation.

The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to at least 20 years.

Due to a delay in the transposition of the EECC, the European Commission announced the second stage of infringements proceedings, in the form of a reasoned opinion, against 18 member states, including Spain, on September 21, 2021. On June 28, 2022, the new General Telecommunications Law 11/2022 was finally published in the BOE by which the EECC is transposed into Spanish law.

The Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market (m1) and wholesale dedicated capacity market (m2). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.

In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, in April 2021 by the EC, the maximum rates applicable are those included in the correspondent glidepaths and aiming to reach 0.2 euro cents per minute in mobile by 2024 and to 0.07 euro cents per minute in the case of fixed rates.

Additionally, the European Council has approved the Recovery and Resilience Mechanism (RRM), with European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (at least 20% of funds devoted to digitalization) initiatives which can receive support to advance connectivity and the digitalization of society.

Telecom Single Market

EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

- **Roaming:** On April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States as it entered into force on July 1, 2022. From this date the new regulation maintains "Roaming like at Home" and includes a new glide path for maximum wholesale rates for voice, data and SMS. This reviewed regulation also includes new provisions on transparency and Quality of services. This regulation is set to expire in 2032, though it is foreseen review in 2025 to assess market evolution. For this 2025 review, the EC has already started a process to analyze wholesale roaming costs together with the Euro rate for mobile termination -MTRs-.

- **Net Neutrality:** Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the devices that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

The Body of European Regulators for Electronic Communications (BEREC) has updated the Guidelines on the Implementation of the Open Internet Regulation. Reviewed guidelines prohibit non application agnostic price differentiation, resulting in near prohibition of zero rating and sponsored data commercial practices. Telefonica does not expect a commercial impact in current portfolio of services.

On April 2023, the EC submitted a report assessing the regulatory implementation of the OIR to the European Parliament and to the Council thereon. The EC concluded the principle based Open Internet Regulation remains relevant and fit for purpose, proposing to keep OIR unchanged. The EC shall deliver a new assessment report in four years' time, by April 30, 2027, including, needed be, appropriate proposals to amend the Regulation.

Digital Single Market

Among the most relevant regulatory initiatives we can find the following:

- **Content Package:**

◦ On November 28, 2018, the **audiovisual Directive (AVMS)** was published in the Official Journal of the European Union. The text came into force on December 19, and had to be transposed into national law in the EU member States by September 19, 2020. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. The United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK's exit from the UE. And in Spain, the Draft General Law on Audiovisual Communication was adopted on November 30, 2021. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries. On 18th May 2023, Telefónica participated at a High- Level Roundtable with Commissioner Breton and CEOs of European audiovisual companies during the Cannes Film Festival. Commissioner Breton and industry representatives discussed about challenges and opportunities of European companies, about enhancing the competitiveness of the European media sector and how future business models should help to strengthen the exploitation and retention of Intellectual Property Rights in the EU. The same day Breton presented the European Media Industry Outlook with a complete analysis of EU media market and consumption patterns across the EU.

◦ The **Geo-Blocking Regulation** forbids any unjustified geographically-based restrictions which undermine online shopping and cross-border sales. Audiovisual services are excluded from the scope of the Regulation and territorial licences and legitimate geo-blocking practices are considered justified protection tools for the European audiovisual industry. On December 2020, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector. This Plan included a proposal for a dialogue between the European Commission and the audiovisual industry to facilitate access to and availability of audiovisual content across EU borders. Three meetings between the Commission and industry took place during 2021 while the last meeting took place in December 2022. Commissioner Breton might ask to engage further with industry to enhance cross-border access to and availability of audiovisual content across the EU. On 13 December 2023, European Parliament adopted a

Resolution on the implementation of the 2018 Geo-blocking Regulation in the Digital Single Market, maintaining that the eventual inclusion of audiovisual services in the scope of the Geo-blocking Regulation would result in a significant loss of revenue, putting investment in new content at risk, while eroding contractual freedom and reducing cultural diversity in content production, distribution, promotion and exhibition. European Commission will present its Second Implementation Report on the application of the Regulation and its overall impact on the Internal Market in 2025.

◦ European Commission issued a **Recommendation on combating online piracy of live content on May 4, 2023**. In January the Commission launched a call for data inviting interested parties to submit comments based on their experience and organized a workshop on February 28, 2023. Telefónica submitted comments to the consultation and participated in the Workshop, insisting on the need for the European Commission to take specific action in relation to online piracy of live content, building on DSA and Copyright Directive as well as on European Parliament's Resolution of May 2021 on challenges of sports events organizers in the digital environment. The Recommendation acknowledges that sports and other live events such as concerts contribute to a diverse European cultural scene and to economic growth and job creation in the EU. The Recommendation proposes some measures (1)to ensure prompt treatment of notices related to unauthorized retransmissions of live sports events during the transmission in order to minimize the harms caused by the illegal streaming, (2)to encourage the use of dynamic blocking injunctions tailored to live events based on successful experiences in some Member States and (3)to enhance cooperation amongst competent authorities in the fight against piracy, including cross-border cooperation. The Recommendation also sets up a monitoring system by which European Commission and European Observatory on Infringements of Intellectual Property Rights (EUIPO Observatory) will assess the impact of the recommended measures by 17 November 2025 and decide by then whether additional legislative measures are necessary in view of technological developments. On 9th October 2023, Telefónica participated at the High-Level Conference on the fight against online piracy of sport and other live events organized by European Commission and EUIPO Observatory.

- **Regulations on the Digital Services and the Digital Markets:**

  The Digital Services Act 2022/2065 of October 19, 2022 and the Digital Markets Act 2022/1925 of September 14,

2022 were adopted and published in the Official Journal of the EU.

In relation to the new **Digital Services** regulation, obligations will apply throughout the EU to all digital services that connect consumers to goods, services or content, such as:

- Rules on the removal of illegal goods, services or content online.

- Safeguards for users whose contents have been removed by error by the platforms.

- Obligation for the platforms to adopt measures to avoid the abuse of their systems.

- Transparency measures with a wide scope.

- New powers to control the operation of the platforms.

- New rules on the traceability of companies in online markets.

- Cooperation process between authorities to ensure compliance and adoption of measures.

In February 2024, the obligations established for intermediary providers will be entered into force.

With respect to the **Digital Markets** regulation, whose main goal is preventing the so called "gatekeepers" from imposing unfair conditions on end users and at ensuring the openness of important digital services, its main provisions are:

- It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.

  It establishes quantitative thresholds for the designation of "gate keepers".

- It requires "gate keepers" to take action in a proactive manner.

- The regulation foresees mechanisms for the Commission to designate new "gate-keepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.

- The EC can impose fines of up to 10%of the company's total worldwide annual turnover or 20% in the event of repeated infringements.

On July 5, 2022 the text was finally endorsed by European Parliament and entered into force as of November 1, 2022 (following its publication in the Official Journal on October 12, 2022). It entered into application on May 2, 2023, and on the 6th of

September the EC designated the first 22 core platform services as Gatekeepers which will have up to six months to comply with the requirements in the DMA, at the latest by March 6, 2024.

Artificial Intelligence Act.

In December 2023, an agreement was reached concerning AI Act. The AI Act is based on a risk-based approach. The higher the risk of the AI system, the stricter the obligations. There are even use cases that are directly prohibited. For systems that are classified as high-risk and predefined as such in the Law, some obligations are stablished called the "minimum requirements" that have to be complied before putting the system into the market and once the system is being commercialized. For other AI systems, which are not classified as high risk, voluntary measures apply. Different types of actors are distinguished in the value chain: AI system suppliers, importers/distributors and system users, each with different responsibilities. The most onerous obligations are imposed on the IA providers.

Providers of generative AI must maintain the technical documentation of the model, provide information to other providers who integrate the model, respect EU copyright law and publish a detailed summary of the content used for training, and cooperate with the Commission and national authorities. Providers of models with systemic risk are also required to conduct assessments according to standardised protocols, assess and mitigate systemic risk at EU level, maintain serious incident reports, conduct adversarial testing and ensure an adequate level of cyber protection. The development of codes of conduct at EU level is encouraged and facilitated to contribute to the proper implementation of the regulation.

Data Protection

In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking's annual global turnover of the preceding financial year for breaching the new data protection rules. Spain, Germany and the United Kingdom have adopted implementing measures of this Regulation.

On January 10, 2017, the EC put forward its Proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking's annual global turnover of the preceding financial year for breaching new regulation. If the Regulation is not adopted in the first half of 2024, the proposed Regulation should be withdrawn by the new Commission.

On 4 July 2023 EC issued a Proposal for a Regulation on procedural aspects of GDPR to improve x-border cooperation between National Data Protection Authorities (DPAs). The proposed Regulation aims at targeted harmonisation of key aspects of the administrative procedures in x-border cases. The Regulation will complement GDPR, without amending GDPR substantial elements, nor rights of data subjects neither obligations of data controllers & processors. The Regulation will be adopted following Ordinary Legislative Procedure, requiring final agreement between both EU Co-Legislators, European Parliament and Council.

In parallel, European Commission will issue its Second Report on the application of GDPR in May 2024.

Regarding International Transfers of Data,

On 10th July 2023 European Commission adopted the new EU-US Data Privacy Framework, which establishes the adequate level of protection of the personal data transferred from the EU to the US companies signatories of the new EU-US Data Privacy Framework principles. The EU-US Data Privacy Framework is the third try after its predecessors, the 2000 Safe Harbour and the 2016 Privacy Shield, were considered invalid by the European Court of Justice. The new EU-US Data Privacy Framework is administered by US Department of Commerce, which processes applications for self-certification and monitors whether signatory companies continue to comply with EU-US Data Privacy Framework principles, thus continue to meet the certification requirements as an "adequate company". Compliance by US signatory companies with their obligations under the EU-US Data Privacy Framework will be enforced by the US Federal Trade Commission. In July 2024, European Commission will undertake a first review to monitor relevant developments in US and verify whether all relevant elements of the US legal framework are functioning effectively in practice. Subsequent periodic reviews will follow, at least every 4 years.

Radio spectrum policy

The European Electronic Communications Code grants the Radio Spectrum Committee (RSC) the powers to harmonize the use of spectrum bands for the provision of electronic communications services and lays down the rules governing the process through which Member States authorize those bands to specific users. It also mandates Member States to allow the use of sufficiently large blocks of the 3400-3800 MHz band, and at least 1 GHz in the 24,25-27,5 GHz band, in order to facilitate the roll-out of 5G.

Assignment processes have been completed across our European footprint in the 3400-3800 MHz band, with Telefónica securing at least 70 MHz in each market (see table at the end for details).

Regarding the 24,25-27,5 GHz band, it is being assigned in Germany through local licences awarded on a first-come-first-served basis. In Spain, a competitive tender took place in December 2022 and Telefónica secured a national licence of 1 GHz.

Once the harmonization and assignment of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been nearly completed, the European institutions are beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands, which have been regionally identified at the ITU world conference in 2023, and the 3800-4200 MHz band, for which the RSC approved in December 2021 a mandate to the CEPT with a view to its harmonization for local low and mid-power networks.

EU competition law

European competition provisions have the force of law in Member States and, therefore, are applicable to our operations in those States.

The Treaty on the Functioning of the European Union (TFEU) prohibits "concerted practices" and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.

The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.

There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (11/2022) of June 28, transposing the implementation of the "EECC" into national law.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group".

Market analysis

The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.

The EU Commission's delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:

Fixed markets

Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented bases, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.

Fixed call termination market on individual networks
In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, accordingly are obliged to provide call termination service at cost-orientation and non-discrimination to the rest of operators, according to a purely incremental costs model.

Relevant developments were the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices from January 1, 2021 are 0.0545 euro cents per minute.

Mobile market

Mobile network call termination

On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.

As established by the European Commission's Delegated Act, from January 1, 2022 to December 31, 2022, tariffs amount to 0.55 euro cents per minute.

Wholesale (physical) to network infrastructure access and wholesale broadband access

On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 16.68 euros per month. This price is reviewed once a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.

On November 12, 2020, by means of a resolution to the revision of the parameters of the Economic Replicability Test, CNMC has considered that one of Telefónica's flagship products was not replicable with existing wholesale access price, encouraging Telefonica to reduce that price in order to restore the economic replicability of all its retail flagship products.

The resolutions from March 2018, July 2018 and November 2020 have been appealed by Telefónica de España.

In July 2018, the CNMC approved the methodology to analyze whether Telefónica's business offers can be replicated by other operators.

On October 7, 2021, CNMC has completed the broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:

- To expand the competitive area in new generation networks, from 66 to 696 municipalities, which represent the 70.5% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica's fiber network.

- In the remaining municipalities, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.

- Throughout the whole territory, CNMC has decided to maintain the obligation by which Telefónica must provide wholesale access service to its civil infrastructure (ducts, conduits and poles).

Wholesale access to submarine cable infrastructure

On November 20, the CNMC submitted for public consultation a market analysis proposal to deregulate wholesale access to Telefónica de España's submarine cable infrastructure, considering that the three-criteria test is not met in this market. It proposes the complete deregulation of all submarine trunk routes, including the nine that were still subject to regulation.

Once the market analysis has been approved, expected during the first half of 2024, Telefónica de España would no longer be considered as an SMP operator on these routes and all current obligations would be lifted within 6 months of such approval.

Universal service obligations

On February 6, 2023, the Minister for Economic Affairs and Digital Transformation issued the Ministerial Order designating Telefónica de España, S.A.U. as the operator responsible for the provision of the services included in Article 37.1 of the General Telecommunications Law: adequate broadband internet access service at a fixed location with a minimum download speed of 10 Mbps as well as voice communications services at a fixed location. The territorial scope of the designation is the entire national territory and the designation is made for a period beginning at zero hours on February 10, 2023 and ending at zero hours on January 1, 2025.

Spectrum

On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100 MHz which corresponds to the maximum carrier width in the 5G standard. In order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services, it is expected that the Ministry of Economic Affairs and Digital Transformation will adopt a resolution for the reorganization of the 3.4-3.8 GHz band, during March 2022. Following this resolution, operators will have 6 months to migrate their frequencies. Regarding the 700 MHz band, Telefónica España acquired 2x10 MHz for 310 million euros in the spectrum auction which took place in July 2021.

Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz) until 2030.

Telefónica was awarded with 5 blocks of 20 MHz for an amount of 20 million euros in the auction of the 200 GHz band that took place on the December 21, 2022 which is expected to be formalized in the first quarter of 2023.

Pursuant to the provisions of the Second Transitory Provision of the General Telecommunications Law, Telefónica Móviles España has requested the extension of the spectrum concessions to a total term of 40 years. The Ministry of Economic Affairs and Digital Transformation submitted for public consultation a draft Ministerial Order modifying the duration of the concessions, the final approval of which is expected to take place during the first half of 2024.

5G cybersecurity

Royal Decree-Law 6/2023, of December 19, which approves urgent measures for the execution of the Recovery, Transformation and Resilience Plan, includes in its fifth final provision the modification of Royal Decree-Law 7/2022, of March 29, on requirements to guarantee the security of fifth generation (5G) electronic communications networks and services

The main amendments refer to:

- The need to request authorization for installation and modifications to the 5G access network in areas identified as "critical".
- The obligation to have two suppliers as part of the supply chain diversification strategy is limited exclusively to the radio access network. In any case, the Administration reserves the right to modify the diversification strategy of the operators for security reasons.
- Certain elements, functions and systems of both the core of the network and the control and management systems and support services may be located outside the national territory, provided that the Ministry of Digital Transformation can exercise its powers of inspection and sanctioning regime so that it can carry out a comprehensive verification of the functioning, operability and conditions of use of such critical elements of a 5G network and, if necessary, adopt precautionary or definitive measures on them.

In addition, on December 21, the Secretary of State for Telecommunications and Digital Infrastructures submitted for public consultation the draft Royal Decree approving the 5G National Security Scheme (ENS5G), which includes the risk analysis and mitigation strategies. The approval of the ENS5G Royal Decree is scheduled for the second quarter of 2024.

Contribution to RTVE funding

In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.

The draft Audiovisual Communications General Law includes a provision to withdraw the 0.9% of the invoiced operating income contribution to RTVE funding which would entry in force by January 1, 2023.

Acquisition of Distribuidora de Televisión Digital, S.A. (DTS)

The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.

In July 2020, CNMC decided to extend the application of the majority of commitments on the DTS merger for an additional period of three years.

Telefónica Spain appealed the CNMC's extension decision and although the Sixth Section of the Administrative Chamber of the National Court of Appeals issued a dismissal decision, Telefónica Spain has appealed this decision in cassation before the Supreme Court. This cassation appeal was admitted for processing on July 13, 2023, and is pending to be scheduled for voting and ruling.

In May 2023, having elapsed such extension of three additional years, the commitments to which the authorization of the merger between Telefónica Spain

and DTS was subordinated in 2015 have definitively expired.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The Telecommunications Act has been repeatedly amended over the last years, most recently through the transposition of the European Code of Electronic Communications (EECC) into German law with effect from 1 December 2021. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.

The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group".

Spectrum

In September 2023, the BNetzA continued the procedure for the provision of frequencies in the 800 MHz, 1,800 MHz and 2,600 MHz ranges with the publication of the consultation paper "Demand update and framework conditions for a transitional decision" (framework conditions) and made this available for consultation until 6 November 2023. The framework conditions are based on the BNetzA's position paper from September 2022 and the comments received on this. The framework conditions provide for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan. Finally, the interested companies are called upon to update or confirm their frequency demands reported to the BNetzA in 2022.

In a second set of actions, a larger procedural framework is to be established for utilisation from 2031 onwards, including rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years; a decision on this set of actions is planned for 2028.

The Telefónica Deutschland Group commented on the framework conditions and the update of demands in good time. Further steps in the frequency provision procedure are expected in the first half of 2024. The BNetzA intends to make a decision about frequency provision in 2024.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group notified the BNetzA at the beginning of January 2023 that it had fulfilled the obligations due at the end of 2022 to cover households and major routes, and to

commission 1,000 5G base stations and base stations in 500 white spots, respectively, in line with the obligations.

The notification was reviewed by the BNetzA. In September 2023, the BNetzA determined that the Telefónica Deutschland Group had fulfilled the obligation to supply households and 1,000 5G base stations on time. With regard to the sites along the major routes and in white spots that were not fulfilled on time, the BNetzA sent a further consultation letter to the Telefónica Deutschland Group regarding their non-fulfilment and subsequent fulfilment. With regard to a few sites where the BNetzA assumes that the Telefónica Deutschland Group is responsible for the delay, the BNetzA opened a further hearing in September 2023 as part of a fine procedure. Both proceedings are still ongoing.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group, the Deutsche Telekom Group and the Vodafone Group in July 2021 entered into a cooperation for the joint construction of additional radio towers and masts, as well as their technical support and use. The cooperation is designed to meet coverage obligations, especially for transport routes and in rural areas, where frequency holders are allowed to enter into cooperation agreements to fulfil these obligations.

In November 2021, the Telefónica Deutschland Group concluded an agreement with the Deutsche Telekom Group on active shared network usage at "grey spots", which are areas in which only one mobile network operator offers mobile network access to its customers. A similar agreement with the Vodafone Group has been concluded on 25 January 2022. In both cooperation agreements, live operations were launched in the third quarter of 2022 with reciprocal access to the first mobile network sites.

The Telefónica Deutschland Group and the 1&1 Group have expanded the national roaming agreement concluded in May 2021 to include 5G mobile services. At the same time as the start of 1&1 Group's own mobile communications network on 8 December 2023, the National Roaming Services was also put into operation. On 2 August 2023, the 1&1 Group publicly disclosed it had concluded a binding preliminary contract for a long-term, exclusive national roaming partnership with Vodafone Group, in which the parties were obligated to conclude a final national roaming cooperation as quickly as possible. This cooperation includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies.

Market reviews

The EU Commission's delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:

Mobile termination rates (MTR)

A glide path applies for the MTR, according to which a charge of 0.70 euro cents per minute will apply from July 1, 2021, decreasing to 0.55 euro cents per minute from January 1, 2022, to 0.40 euro cents per minute from January 1, 2023 and to 0.20 euro cents per minute from January 1, 2024. These charges will apply to all German providers of these services.

Fixed termination rates (FTR)

FTRs have been subject to a charge of 0.07 euro cents per minute since July 1, 2021. These charges will apply to all German providers of these services.

United Kingdom

General legislative framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK implemented the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit) which made amendments to the Communications Act, with effect from December 21, 2020, in order to transpose the EECC into UK law.

The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group". These licenses are part now of the joint venture with Liberty Global plc (VMED O2 UK Limited) (see Note 2).

Wholesale price regulation

Mobile termination rates (MTR)

Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom set a charge control, with the prevailing rate as of April 1, 2023 set at 0.440ppm.

However, termination rates for calls originating outside the UK to be no more than the reciprocal termination rate charged by the relevant international telecoms provider

for a call originating in the UK, or the MCT provider's domestic rate, whichever is the higher.

MTR caps will be updated annually on April 1, based on inflation (CPI measured for 12 months at December 31, each year) plus X, with X specified as + 2.4% (2024) and + 1.5% (2025).

Fixed termination rates (FTR)

In the same decision, Ofcom decided to rise the FTR by 6.1% to 0.0292 ppm from April 2021. Annual indexation to CPI applies, but with no "X" adjustment based on the same time period for CPI. VMO2's current FTR is 0.0343ppm from April 1, 2023.

Spectrum

Following an agreement between the Government and industry to provide for a "Shared Rural Network", the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1,800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.

Ofcom is currently consulting on a future award of 26GHz and 40GHz mmwave spectrum. This process is currently scheduled to take place in 2025.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. On October 4, 2019, Law 13.879/2019 was published, introducing significant changes to the telecommunications framework.

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules. The antitrust law establishes a pre-merger notification regime for concentration transactions, with turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called 'associative agreements'. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.

Licenses

The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.

In the state of São Paulo, Telefónica Brasil provides fixed telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a concession regime for limited time (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime.

On July 5, 2022, and according to the Law, ANATEL presented a methodology with an estimation of the economic value associated with the migration of the concession regime to authorization.This methodology was validated by the Federal Court of Accounts ("TCF") on March 22, 2023, with the consideration that ANATEL should consider the market value for the valuation of reversible assets.

ANATEL re-evaluated the service adequacy balance (from concession to authorization) based on the indications presented by the TCF, presenting a new economic value estimate that was approved on July 24, 2023.

Telefónica had to validate this value within 120 days. However, given the possibility that in processes involving arbitration and migration an agreement could be reached between ANATEL and Telefónica, which should be agreed with the TCF, ANATEL agreed to Telefónica's request to suspend the aforementioned 120 days term. Likewise, it sent to the TCF the request for a Consensual Solution for the resolution of the existing conflict between Anatel and Telefónica registered under Process No. 036.366/2023-4. Currently, the parties are awaiting the Court's deliberation on the admissibility of such request.

If the Consensual Solution is accepted by the TCF, it will constitute a Commission that will have a maximum of 120 days to reach a consensus, after which the Court would have a maximum of 90 days for final approval.

On April 8, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of Telefónica Brazil's STFC concession, the assets belonging to its patrimony (which are used for the provision of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to

transfer their right of use under fair and reasonable economic conditions.

On the other hand, the assets that are indispensable and exclusively used to ensure the continuity of the provision of STFC under the public regime, will have their possession reverted to the Federal Government through compensation and under the terms of the RCON. It should be noted that these assets constitute residual and decreasing assets of the company's assets.

In this way, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be susceptible to the reversal of its ownership to the Union. The assignment of the use of shared assets and the possession of exclusive assets of the STFC is now defined by means of specific contracts already provided for in the operational manual of the RCON, approved by Decision No. 269/2021/COUN/SCO.

After the adoption of Resolution No. 744, the obligation to submit a list of reversible assets ("RBR") to ANATEL is merely informative with the objective of maintaining transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC n°. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court's ruling. The process was suspended by decision of Minister Benjamin Zymler.

In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.

On June 17, 2020, the Decree that regulates Law 13,879/2019 was published. The Decree 10,402/2020 allows the renewal of existing licenses. Previously, only a single license renewal was allowed for the same period. Currently, the successive renewals will be made in a competitive process at market price. The renewal amount can be converted, totally or partially, into investment commitments.

Regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica).

After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil ("TCU"), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance to Law 13.879/19.

In addition, on December 8, 2022, ANATEL revoked Telefónica´s 450 MHz spectrum authorization (451 - 458 MHz and 461 - 468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term. Previously, on September 2022, ANATEL revoked authorizations held by other providers.

In April 2023, ANATEL determined that our authorizations in the 900 MHz band should not be extended (with the exception of the region of MG and authorizations acquired from "Oi"), alleging that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to renew our 1,800 MHz licenses until 2032.

In November 2021, ANATEL held the greatest spectrum auction in its history, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, Telefónica acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). The Company also won regional 2.3 GHz licenses, with 50 MHz bandwidth in Southeast Region (except Sao Paulo state and PGO Sector 3) and 40 MHz bandwidth in Sao Paulo state, North and Midwest Regions (except PGO Sectors 22 and 25). These licenses guarantee the necessary spectrum to provide 5G services and are valid for 20 years, renewable under existing legal conditions at the end of this time.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with significant market power (SMP) (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) national roaming market throughout Brazil.

ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica is established as SMP throughout Brazil.

In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.

Further, ANATEL's Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the Bill and Keep between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2022 applicable to Telefónica Brazil are the following: (i) Region I: 0,01468; (ii) Region 2: 0,01578; and (iii) Region 3: 0,03082, nevertheless Telefónica can reach an agreement for higher values.

On top of that, PGMC is under a new revision process carried out by ANATEL since the publication of the Public Consultation 64 on the 6th of November, 2023.

Regulation on Universal Service

Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.

Mexico

General regulatory framework

In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the Federal Telecommunications Institute on January 12, 2015.

The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.

The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the América Móvil Group a preponderant operator in the telecommunications market, imposing specific measures with asymmetric obligations to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling.

Since 2016 Telefónica México has used the Reference Offers except for the Visiting User Offer, which in 2021 was migrated to a commercial offer in view of the NRA's criterion that the use of such offer was only feasible for 5 years.

On April 16, 2021, the decree that reforms the Federal Telecommunications and Broadcasting Law was published in Diario Oficial de la Federacion creating the National Register of Mobile Telephony Users (PANAUT), which sought to integrate a database with information on the natural person or legal entity who are holders of mobile lines; including biometric data in order to prevent and attack the crime of extortion.

On April 26, 2022 the Supreme Court of Justice of the Nation declared the total invalidity of the regulatory system that integrates the decree mentioned in the previous paragraph (and therefore the PANAUT), as a result of several unconstitutional actions filed by both the INAI (National Institute of Transparency, Access to Information and Protection of Personal Data) and a group of senators. In February 2023, Telefónica México obtained the annulment of the amparo lawsuit filed against the April 2021 decree, considering that there is no impact from the declaration of unconstitutionality of said decree.

Licenses

Pegaso PCS, S.A. de C.V. (Pegaso PCS) has a Single Concessions which allows to provide any telecommunication services technically feasible.

Wholesale Agreement.
Telefónica México entered into a wholesale capacity agreement called "Wholesale Access Services Agreement" on November 21, 2019, under which AT&T México provides Telefónica México with access to capacity on its wireless access network (RAN). Based on such agreement, Telefónica México gradually migrated - between November 2019 and June 2022- its traffic from its wireless access network to AT&T Mexico's network. Notwithstanding the foregoing, Telefónica México continues to operate all other elements of its network, such as the transport and core network, which integrates all other platforms necessary to provide services to its customers in a completely independent and unrestricted manner.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.

Interconnection

On November 14, 2023, the NRA published the mobile termination rates (MTRs) that it will use to resolve MTR disputes for the years 2024, 2025 and 2026. For 2024, these were established for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de C.V.- Telcel-) at 0.013900 pesos per minute, while for mobile non-preponderants it will be 0.044972 pesos per minute. These rates were calculated using the cost model developed with the same pure cost methodology previously used, but with new criteria and variables.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications).

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court follows and determines infringements of competition law. Law N°. 20.945 was published on August 30, 2016 increasing the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.

Other relevant laws that have an impact on the operation are Law No. 20,808, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access; Law No. 21,245, that establishes the obligation to provide the Automatic National Roaming service in certain areas; Law No. 19.496 concerning consumer data protection; Law No. 19,628 on the protection of personal data, and Law No. 21,542 allowing the protection of critical infrastructure by the Army in case of serious or imminent danger.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of international long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, under a non-discriminatory and complete Reference Offer (including prices). This same obligation extends to the new 5G technology recently deployed in its second phase.

On December 5, 2019, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain

complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.

On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to Telefónica Móviles Chile in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30 years period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1 and 24 months for stage 2). Telefónica Móviles Chile completed the deployment of all base stations corresponding to phase 1 and 2 of the 5G project.

In October 2023, Subtel called for a second 5G tender to award 50 MHz in the 3,400 - 3,600 MHz band. The award is scheduled for the first half of 2024..

Prices and tariffs

Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

In June 2023, Subtel requested the Tribunal de Defensa de la Libre Competencia to review the services subject to tariff regulation and its resolution is still pending. Ministries set maximum tariffs under efficient operator model basis.

Maximum interconnection tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

On May 9, 2019, a new Tariff Decree regarding fixed termination rate was adopted for the 2019-2024 period. The new tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.

Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. In January 2024, the current decree on interconnection tariffs for mobile services will expire, as the process of fixing the rates is in its final stages, while in May of the same year the current decree associated with fixed services will expire, but it is subject to the provisions of the new law that regulates the fixed tariff processes recently approved by the National Congress and pending publication.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law "Argentina Digital" No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (ICT's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.

Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).

By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica") were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided

by Telefónica were private and prices would be freely set by Telefónica. The lawsuit filed was dismissed in September 2021 and Telefónica appealed this decision. On December 17, 2021, the first instance ruling was overturned and the scope of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and the resolutions of the National Telecommunications Agency that sought to control tariffs (Resolutions 1666/2020 and 204/2021) and provide for a Mandatory Universal Basic Provision (Resolution 1467/2020) were suspended for six months or until a final ruling is issued. During this period, Telefónica will not be subject to the provisions considered in the DNU 690/2020 in relation to price and public service regulations. On June 10, 2022, the Federal Contentious Administrative Court No. 5 extended by six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica. On December 27, 2022, the Federal Contentious Administrative Court No. 5 extended for an additional six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica. Finally on August 2023, the interim measure was extended until the 2nd of February 2024.

Furthermore, "Law on Defense of Competition" No. 27442 prohibits any acts or behaviors contrary to such law and establishes an authority of competition that is pending to be constituted In the meantime, the Secretary of Commerce continues to act, assisted by the National Commission for the Defense of Competition created by Law No. 22262.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.

Roaming

By means of Law 27.497 (BO 10/01/2019) the Economic Complementation Agreement No.35 between the States part of Mercosur and the Republic of Chile was approved, which includes the Commercial Agreement between the Republic of Chile and the Republic of Argentina by which these countries are obligated to implement the international roaming services in the territory of the other party with the same tariffs or prices they charge for the mobile services in their own country.

Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the price for international roaming service between the two countries as a local service.

Prices and tariffs

Since the amendment of the Argentine Digital Act by Decree of Need and Urgency No. 690/2020, the licensees may set the prices, which must be fair and reasonable, must cover exploitation costs and aim to an efficient provision and a reasonable operation margin. The authority may regulate the prices for reason of public interest.

On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU.

Interconnection

The National Entity of Communications (ENACOM) has the power to control interconnection prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local origination or termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 dollars per minute, for the local transit service an interim rate equivalent 0.0010 dollars per minute and for the service of long distance transport an interim rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to local origination or termination services in mobile networks. For all cases, the second was set as the appraisal unit of measurement.

Colombia

General regulatory framework

In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).

Through Law 1341 of July 30, 2009, principles and concepts applicable to Information societies and the

Organization of Information and Communications Technologies -ICT- are defined, the National Spectrum Agency is created and other provisions are issued and establishes the general framework for the formulation of public policies in the Information Technology and Communications sector. This Law was amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.

Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. In addition, telecommunication services continue to be public services in charge of the State, and Internet access has been declared an essential public service by Law 2108 of 2021.

Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, with the amendment of Article 8 of the Law 1978, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. With the amendment of 2019, this consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.

On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.

Licenses

The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.

Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price of renewal for 20 years .Telefónica appealed this resolution and the Ministry resolved, through Resolution 2143 of 2022, to decrease the renewal cost and eliminate the technological update obligations considered in the resolution of October 2021. Telefónica filed a request for direct revocation of the Resolution 2143, which was denied through Resolution 4454 of 2022.

On the other hand, the company has processed in June 2023, the renewal of the permit for 30 MHz in the AWS band that was assigned in resolutions 2625 and 4121 of 2013. Likewise, in September 2023, it processed the renewal of the permits for 25 MHz in the 850 MHz band and 15 MHz in the 1900 band that were assigned through resolution 597 of 2014. The national norm allows that while the definitive conditions of these renewals are closed, the spectrum is used normally.

On the other hand, MinTIC published in December 2022 the "Action plan for the spectrum auction" in which it announced that the conditions for renewal of spectrum permits to expire in 2023 and 2024 would be defined and actions would be taken to conduct auctions of the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, and the 5G bands of 3.5 GHz and 26 GHz during the third quarter of 2023. In development of this, the MinTIC invited those interested in participating in the Auction Process to express their interest and received nine expressions of interest. Telefónica pointed out the importance of an adequate spectrum pricing policy, transparency in the valuation methodologies, adequate framework to correct the problems of dominance in the mobile market and elimination of barriers, among others. An important change is that the ICT Ministry in 2022 modified the maximum spectrum caps for Telecommunications Networks and Services provider for use in terrestrial mobile services (IMT). The caps were set at 50 MHz for the low bands (below 1 GHz), 100 MHz for the medium bands (between 1 GHz and below 3 GHz) and 100 MHz for the high medium bands (between 3 GHz and 6 GHz).

Then, through MinTIC Resolutions 3947, 4138 and 4185 of 2023, it was declared open and established the requirements, conditions and procedure for the objective selection process through the auction mechanism, to grant permits for the use of the radio spectrum at national level, in the 700 MHz, 1900 MHz, extended AWS, 2500 MHz and 3500 MHz bands. The spectrum available was: 10 MHz in the 700 MHz and 1900 MHz bands, 30 MHz in the 2500 MHz and extended AWS bands, and 320 MHz in the 3500 MHz band.

In the auction conditions, the MinTIC accepted a recommendation from the competition authority not to allow Claro, as the dominant operator, to choose its

location within the 3.5GHz band, so the Ministry defined it after the other participants chose their location.

The MinTIC held the auction on December 20, 2023 and Telefónica participated and acquired, in joint venture with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz in the 3.5 GHz band for the reserve value of 318 billion pesos, which includes the amount to be recognized for obligations to do. The acquired block has coverage obligations in primary and secondary roads, as well as to connect educational institutions through optical fiber, which must be executed within a maximum term of 18 months, extendable to 24 months in some cases. The maximum value to be recognized by the Ministry for the execution of these obligations is 69 billion pesos. The other 3 blocks were assigned to Claro, WOM and Telecall, the new operator, and also include obligations to perform.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators' networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

In February 2022 the CRC published Resolution 6522 of 2022 whereby some provisions related to the access, use and interconnection of telecommunications networks are modified, modifying the signaling conditions by introducing the mandatory use of the SIP protocol in at least one node of the network; access conditions on the part of content and application providers (PCA) or Technology Integrators for the provision of content, some articles were modified regarding user protection with regards to sending SMS and USSD for commercial and advertising purposes, and establishing new obligations for assignees of short codes, the content of the Basic Interconnection Offer (OBI) was also changed with regards to the guarantees, establishing the option of prepayment and the obligation to update them.

In December 2022 the CRC issued Resolution 7007 which modifies the remuneration conditions for mobile services as of January 2023. The charges for termination in mobile networks, termination of text messages, and the remuneration of National Automatic Roaming and OMVs are reduced. Bill and Keep will apply on remuneration of termination in mobile networks and SMS from May 1, 2025; it does not apply to the use of mobile networks by technology integrators, PCAs and international long distance providers.

Prices and tariffs

The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality

problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS's).

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.

In June 2023, Law 31809, Law for the Promotion of a Connected Peru, was approved, which seeks to establish measures to implement technological renovation and reduce the digital gap. The Law provides for a comprehensive review of the regulatory framework by OSIPTEL, with a view to its simplification, among other measures.

The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of

economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in March 2021.
In compliance with such regulatory framework, on September 28, 2023, the request for approval of the share subscription agreements for the entry of a subsidiary of Kohlberg Kravis Roberts - KKR & Co, Inc. and Entel Perú S.A. in the capital stock of Pangeaco S.A.C., the Peruvian fiber optic wholesale company incorporated on March 4, 2020, was filed before INDECOPI. The application was admitted for processing by INDECOPI on November 6, 2023.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Telefónica del Perú S.A.A faces six concession renewal processes which correspond to requests made between 2014 and 2020, all of them are pending of decisions on the part of the Ministry of Transportation and Communications ("MTC"). These concessions, according with Peruvian legislation, remain valid while the proceedings are still ongoing.

One of these renewal processes corresponds to the fourth gradual renewal of the concessions for the provision of fixed telephony services, which must be reevaluated as Telefónica del Perú S.A.A won the arbitration process against the MTC´s decision to deny this renewal.

The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.

On November 2020, the Ministry of Transportation and Communications granted Pangeaco, S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. This Group company was created in March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. The company signed on January 15, 2021 the respective concession contract.

Regarding to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, Telefónica del Perú S.A.A. was preselected for the 2022 auction, which was suspended. The process was restarted at the beginning of January 2023, but Telefónica made the decision to leave the process as the condition were not reasonable enough. With regards to 5G, and the spectrum auction for the 3.5 GHz MTC published that it would be managed by Proinversion during next year and expected to be awarded in 2025.

Wholesale regulation for Major Suppliers

OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, pay TV and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. won an appeal for reconsideration against this decision, eliminating the obligation of sharing/reselling content. Currently, the review of the process of determination of important suppliers in the fixed Internet market is in progress, market in which Telefónica del Perú S.A.A. and its economic Group in the country have been declared important suppliers in fixed Internet via xDSL and/or HFC technologies for speeds lower than 50 Mbps at national level in the last review carried out in 2019.

Prices and tariffs

Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. For the period from September 2022 to August 2025, the productivity factor applicable to the tariff adjustments corresponding to the quarters September – November, December – February and March – May of each year would be equal to inflation (no tariff adjustments will be made). Likewise, for the tariff adjustment corresponding to the June – August quarter, a reference productivity factor equivalent to -2.95% is considered; in this case, only if the annual variation of inflation is higher or lower than the absolute value of the reference factor +/- 1% will the respective tariff adjustment be made.

Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new price cap system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such tariff is adjusted periodically for Telefónica del Perú S.A.A. each time the mobile interconnection charge is adjusted. In June 2023, OSIPTEL published the adjustment of this cap rate, setting it at 0.0004 PEN per second without VAT. Said rate came into effect on July 1, 2023. Likewise, pursuant to the provisions of Law 31487, OSIPTEL has initiated a process to set and/or review the cap rates for service reconnection and those derived from the rules of conditions of use.

Interconnection

On May 2022, OSIPTEL published the amendment of the MTR, at 0.00129 U.S. dollars per minute rated at the second, which is applicable as of May 4, 2022 and applies to all mobile service operators.

In June 2023, OSIPTEL, after 4 years since the last revision, published the rule that established the new value for 5 interconnection charges: (i) fixed interconnection charge; (ii) local switched transport; (iii) national long distance switched transport; (iv) interconnection links and; (v) network adequacy. These charges became effective as of June 5, 2022 and are applicable to all operators that provide interconnection services.

Main concessions and licenses held by the Telefónica Group

The following tables list the concessions and licenses as at December 31, 2023 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date
Spain	700 MHz	20	2041 [1]
	800 MHz	20	2031
	900 MHz	29.6	2030
	1800 MHz	40	2030
	1900 MHz (TDD)	5	2030 [2]
	2100 MHz	29.6	2030 [2]
	2600 MHz	40	2030
	2600 MHz	20 [3]	2030
	2600 MHz (TDD)	10 [4]	2030
	3.5 GHz (TDD)	40	2030 [2]
	3.5 GHz (TDD)	10	2038
	3.5 GHz (TDD)	50	2038
	26 GHz	1,000	2043 [1]
United Kingdom [5]	700 MHz	20	Indefinite
	800 MHz	20	Indefinite
	900 MHz	34.8	Indefinite
	1800 MHz	11.6	Indefinite
	1900 MHz (TDD)	5	Indefinite
	2100 MHz	20	Indefinite
	2300 MHz (TDD)	40	Indefinite
	2600 MHz (TDD)	25	Indefinite
	3.5 GHz (TDD)	40	Indefinite
	3.5 GHz (TDD)	40	Indefinite
Germany	700 MHz	20	2033
	800 MHz	20	2025
	900 MHz	20	2033
	1800 MHz	20	2033
	1800 MHz	20	2025
	1900 MHz (TDD)	5	2025
	2100 MHz (TDD)	14.2	2025
	2100 MHz	10	2040
	2100 MHz	30	2025
	2600 MHz	60	2025
	2600 MHz (TDD)	20	2025
	3.5 GHz (TDD)	70	2040

[1] Initial term can be extended for 20 additional years.
[2] Initial term until 2020, extended concession until April 18, 2030.
[3] Regional licenses in Madrid and Melilla.
[4] National license excluding 2 regions (Madrid and Melilla).
[5] These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

BRAZIL [1][2]	Frequency	Bandwidth (MHz)	Year of Exp. Date
	700 MHz	20	2029
	850 MHz	25 [3]	2028 [4]
	900 MHz	5-10 [5]	2032-2035 [6]
	1800 MHz	30-65 [7]	2032-2035 [6]
	2100 MHz	30-60 [10]	2038 [12]
	2300 MHz (TDD)	40-50 [11]	2041
	2500 MHz	40-60 [8]	2027-2031 [9]
	3.5 GHz (TDD)	100	2041
	26 GHz	600	2041

[1] Expiration date accounts for initial term of 15 years for 450, 700, 2100 and 2500 MHz bands, another 15 years extension are contemplated in these licenses. In 2300 MHz, 3.5 and 26 GHz the initial term is 20 years, with additional 20 years extension.
[2] Regional codes are included in Annex 1.
[3] Except regions 2', 4', 6', 7', 7'' and 10.
[4] Regional licenses second term expiring in different dates. Concession extended until 2028.
[5] Regional licenses of 5 MHz or 10 MHz. Not in regions 1 and 10.
[6]) Renewal granted until 2032 and 2035 depending on the region.
[6] ' Renewal granted until 2032 and 2035 depending on the region.
[7] Regional licenses between 30 MHz and 65 MHz.
[8] 40 MHz national license, plus Band P (20 MHz) in some areas.
[9] The initial term of Band X will expire in 2027 and Band P will expire in 2031.
[10] 30 MHz in some regions.
[11] Regional licenses: 40 MHz in North, SP and CO; 50 MHz in RJ, ES e MG.
[12] Concessions extended until 2038.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600 MHz	30	2035 [1]
	3.5 GHz (TDD)	50	2043
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	20	2032 [2]
	2600 MHz	40	2043
	2600 MHz (TDD)	12	2038 [3]
	3.5 GHz (TDD)	50	2051
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023 [4]
	1900 MHz	15	2024
	1900 MHz	15	2041 [5]
Ecuador	850 MHz	25	2023 [5']
	1900 MHz	60	2023 [5']

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Peru	450 MHz	10	2028 [6]
	700 MHz	30	2036
	850 MHz	25	2030 [6']
	900 MHz (Lima and Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima and Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018 [7]
	3.5 GHz	50	2027
Uruguay	700 MHz	30	2037
	850 MHz	25	2024
	1900 MHz	20	2024/2047 [8]
	1900 MHz	40	2033
	2600 MHz	40	2045
	3.5 GHz (TDD)	100	2048
Venezuela	850 MHz	25	2027 [9]
	1900 MHz	50	2027 [9]
	1700 MHz/2100 MHz	20	2027 [9]
	2600 MHz	40	2029
	3.5 GHz	50	2026 [10]

[1] Covering 65% of the population.
[2] 10MHz sold in 2021 as a result of the 'Subtel' (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
[3] Only in Metropolitan Region.
[4] Spectrum extension requested until 2025.
[5] Renewed for 20 years.
[5'] Concession extended for 10 months, pending final renewal conditions.
[6] Spectrum returned except in the Provinces of Lima and Callao
[6'] Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
[7] In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented
[8] 10 MHz expires in 2024; 10 MHz has been renewed for 25 years until in 2047.
[9] Renewed for 5 years.
[10] Available for Fixed Wireless Access licenses.

Telefónica seeks to use its spectrum in the most efficient way, implementing 5G and LTE-Advanced where possible.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS

Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP – towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG – towns of sector 3 of the GPLG
5	PR and SC
5'	PR – towns of sector 20 of the GPLG
6	RS
6'	RS – towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO – towns of sector 25 of the GPLG
7''	MS – towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

Sectors	GPLG – general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG – except towns included in sector 3
3	MG – towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR – except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integrating of sector 22
22	MS – town of Paranaíba
23	MT
24	TO and GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except the towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra





Consolidated
management
report
2023

Index

Chapter 3. Risks

Chapter 4. Annual Corporate Governance Report

Chapter 5. Annual Report On Remuneration of the Directors

Chapter 6. Other Information

Chairman's Letter



In 2024, we are celebrating our centenary as a powerful driver of value to society and our shareholders. Although, we are facing complex and uncertain times, tremendous opportunities related to connectivity and digitalisation await. Telefónica is ready.

We are witnessing the fourth industrial revolution, a revolution in which telecommunication providers have a critical role to play. Technology must be used "to make the world more human by connecting lives." This is exactly Telefónica's mission.

Our centenary serves to remind us of our unique legacy and vocation of service and commitment, a vocation that drives us to strengthen our business from both a financial and non-financial point of view. This is because for Telefónica, sustainability means thinking about society and the planet and orienting the business to be part of the solution to the challenges facing humanity. Equally, being

a sustainable company is critical for the future of our business.

We have therefore reaffirmed our alignment with the principles of the United Nations Global Compact and the Sustainable Development Goals (SDGs). Thanks to our business activity, in 2023 we generated over €49 billion in Gross Domestic Product (GDP) in our major markets and more than 10 jobs are created for every employee in the Company. Over recent years, we have consistently demonstrated an annual socioeconomic contribution, aligned with the SDGs of around €100 billion.

Reflecting on what we have achieved during the past year gives us cause for optimism. In addition to announcing a new strategic plan, GPS (Growth, Profit and Sustainability), we met our economic targets and made progress on ESG aspects in order to **build a greener future, help society thrive and lead by example** with the aim of:

- **Accelerating the green transition:** our Climate Action Plan is our roadmap for reaching net zero emissions by 2040, becoming more circular and helping our customers decarbonise thanks to our connectivity and Eco Smart digital solutions. Since 2015 we have reduced our energy consumption by 89% per unit of traffic and now all of our electricity consumption in Europe, Brazil, Chile and Peru comes from renewable sources. This has enabled us to reduce Scope 1, 2 & 3 emissions by 51% over the last eight years.

- **Ensuring progress and opportunities for all:** as well as connecting more people and businesses every day, we promote accessibility, and digital skills help us to improve the employability of both our employees and the most vulnerable members of society. Only trained, diverse and motivated talent can make the most of digitalisation. We focus on our customers and provide them with solutions that allow them to continue to grow by leveraging the possibilities offered by the digital era. This has been so successful that our NPS (Net Promoter Score) has increased by over 10 points since 2017.

- **Building trust through an ethical and exemplary approach:** we strive to maintain high standards of governance, security, privacy and transparency. Our Board is more diverse with 40% female Directors and a large majority of independents. Last year, we published the first report on our environmental and Human Rights Due Diligence process in line with future requirements and we are ready to align ourselves with new regulations such as the Corporate Sustainability Reporting Directive (CSRD).

In this new era, Telefónica is uniquely positioned to bring together the best that technology and people have to offer. In this spirit we have raised our ambitions by **updating several ESG targets**. We will reduce operational emissions (Scope 1+2) by 90% globally by 2030 (–81% since 2015), we will have 37% of our executive positions filled by women by 2027 (32.8% in 2023) and around 40% of our financing activity will meet sustainable criteria by 2026 (33.6% at the end of 2023).

In 2023 we generated over €49 billion in Gross Domestic Product (GDP) in our major markets.

These goals join the other important targets we had already outlined as part of our roadmap, namely to reduce Scope 3 emissions and, to ensure that more people have access to broadband telecommunications networks in all regions, urban and rural and to foster sustainability among our key suppliers.

Looking forward, our GPS plan, backed by our principles of integrity, commitment and transparency, will allow us to continue to deliver value. Here's to the next 100 years.



José María Álvarez-Pallete
Chairman of Telefónica








Business Strategy

Business Strategy

Mission

To make our world more human by connecting lives.

GPS

growth, profitability, and sustainability, are the pillars of our new strategic plan.

Transition

we are aligning our business including our financing with a sustainable economy.

1.1. Context

GRI 3-3

1.1.1. An uncertain macroeconomic and political environment compounded by conflict hotspots and sustainability challenges

In 2023 the global economy returned to levels closer to those resembling normality following the resumption of economic activity in China. Despite the resilience of the major economies (especially the US) and the avoidance of the initial threat of a recession, global **growth** remained low, especially in Europe, and looks set to remain so throughout 2024:

- High levels of **inflation** show signs of stabilising and are expected to ease in the coming year, albeit remaining above the reference levels projected by the main central banks. Contained energy costs are helping to reduce inflationary pressure, although tensions surrounding raw materials and labour costs are growing. Price rises continue to have an impact on business expectations and disposable income.

- The fight against inflation has marked a year of sharp increases in benchmark **interest rates** by central banks. The paradigm of the previous decade, with near-zero or negative rates aimed at stimulating the economy after the financial crisis, seems to have completely changed. Expectations over the medium term are that rates will remain at current levels until inflation is fully under control, despite the risks of an economic slowdown.

- Similarly, the expansionary **fiscal policies** of the last decade are beginning to be adjusted in an attempt to balance public accounts. Public spending restraint measures are expected across the major economies.

- The combination of inflation, higher interest rates and (potentially) lower public spending threatens the consumption and savings capacities of the most **vulnerable** households and individuals, who suffer most from the impacts of the new crisis.

- The major **geopolitical conflicts** that affected global security in 2023 have continued to worsen, with no clear prospects for stability in the medium to long term.

The war in Ukraine continues to unfold without significant progress or a peace plan. Geopolitical tensions have increased following the outbreak of a new military conflict in the Gaza Strip, which threatens progress and current stability in the Middle East. Both conflicts have worsened the threat of a potential energy crisis due to their impact on major oil and gas producers.

- Global tensions have spilled over into national or regional political environments in the form of increasing **polarisation**. A declining number of the world's population live in demonstrably democratic states. All over the world, the results of the latest elections reveal significant changes in the direction of governments, bringing with them a deterioration in the conditions of legal certainty necessary for long-term business investments.

1.1.2. A telecommunications sector that is increasingly strategic and undergoing continuous transformation despite strong competition

Telecommunications services are strategic to economic and societal development. The use of **connectivity services** (and the traffic supported by the networks deployed by operators) by both our residential and corporate customers continues to grow exponentially.

Individual **consumers** and households spend a greater proportion of their lives interacting digitally and consuming technology as more and more services become digitalised.

Similarly, **businesses** and public administrations continue to accelerate their digitalisation in order to be competitive in a globalised market. Reliable and quality connectivity services are essential for them.

The telecommunications market in Europe is strategic and highly **competitive**. Monopolies no longer exist, and today consumers can find a wide range of quality and affordable alternatives on the main markets. Some are

undergoing a consolidation process to ensure the sustainability of the sector.

Meanwhile, telcos have been investing heavily in the development of the **networks of the future**. Connectivity is now provided over fibre and 5G, guaranteeing customers the best connectivity for advanced services. New networks are able to deliver different kinds of connectivity according to service type, based on new technologies such as edge computing. They are also able to open up to third parties via standardised APIs in order to generate new business models in collaboration with external developers (e.g. the GSMA Open Gateway/CAMARA initiative).

Several leading companies in the sector (including Telefónica) have reported progress in building new networks following **recent peaks in investment.** Technology and new network architectures (open, based on market standards and incorporating AI), progress towards the softwarisation of operations and the shutdown of legacy technologies will all be crucial to making operators **more cost-efficient** and sustainable in the future.

In addition, the long-term sustainability of the sector requires operators to make progress towards **collaborating on industry initiatives** (GSMA and others). These initiatives may cover various issues, such as the standardisation of networks, systems and devices. Alongside these initiatives, operators are collaborating more closely on the joint deployment of infrastructure (network sharing, fibrecos, etc.) in order to gain efficiency.

Regulatory challenges

Regarding regulation, the industry continues to propose solutions to structural problems that put national and European connectivity targets at risk. For example, the sector has expressed its position in forums and before the relevant authorities vis-à-vis the contribution to investment by internet companies and the updating of operators' regulatory obligations. With regard to the national consolidation processes pending approval, the leading companies in the sector (including Telefónica) have been generally in favour of approving these transactions without imposing any burdensome conditions.

The urgent need to make progress towards the **sustainability goals** set out in the United Nations 2030 Agenda continues to grow. Against this backdrop, **governments and other regulators** continue to place increased pressure on companies:

- The new Corporate Sustainability Reporting Directive (CSRD) establishes more stringent requirements for sustainability reporting in the European Union from 2024. Meanwhile, the European Sustainability Reporting Standards (ESRS) have been integrated with the CSRD.

- The EU Corporate Sustainability Due Diligence Directive (CSDDD) is currently being negotiated at European level. This draft focuses on corporate governance, strategy and management to integrate a continuous process to identify, prevent, mitigate and respond to actual/potential adverse human rights and environmental impacts linked to business activity. A similar law is already in force in Germany through the Supply Chain Act (Lieferkettensorgfaltspflichtengesetz), which entered into force on 1 January 2023.

- The European Taxonomy Regulation (2020/852) laid the foundations for a regulatory framework on a classification system that sets out the requirements for an economic activity to be classified as sustainable in the EU. This framework forms part of the EU's Sustainable Growth Financing Action Plan and Green Deal with the aim of promoting the investments needed to achieve a circular, competitive and climate-neutral economy by 2050. It involves the reporting of financial KPIs (revenue, CapEx and OpEx) of sustainable activities.

The telecommunications industry advocates the need for taxonomies to recognise the role of connectivity and digitisation for the green transition.

- Outside the **European Union, the Securities and Exchange Commission (SEC)** has proposed tightening corporate reporting requirements in relation to climate change. This draft standard will affect companies with instruments listed on US markets and will require detailed information on carbon footprints, emissions and climate-change-related risks, opportunities and impacts.

Artificial Intelligence (AI)

In terms of the technological revolution, **artificial intelligence (AI)** was a big focus of 2023. Despite its positive and transformative qualities, AI can have negative repercussions (impacts on employment, concentration of wealth, misinformation, deep fakes, etc.). It is therefore necessary to ensure it is used ethically, transparently and in an accountable way. Various groups, including governments and businesses, have called for regulatory frameworks and guidelines on best practices to protect the rights and well-being of society.

Telefónica is firmly committed to the **ethical development of AI** and has launched several initiatives, built around three pillars, to improve how the technology is governed:

- Collaborate with international bodies (e.g. UNESCO) and bodies within our sector (e.g. GSMA) to establish comprehensive rules of engagement.

- Advocate for the self-regulation of companies in order to allow for the necessary flexibility in design while maintaining fundamental ethical standards.

- Define a risk-based regulatory framework (reflecting the EU's position in its "AI Act" regulation) in order to ensure adequate risk control for our customers.

1.2. Mission

GRI 2-22

"To make our world more human by connecting lives".

Our mission puts people at the centre of everything we do. We want to be a company that is trusted by customers, employees, suppliers, shareholders and society in general. Our mission has two objectives:

- **To make the world more human:** corporate **ethics** are at the heart of everything we do, constantly driving us to place technology at the service of **people** and to protect the **planet** through digitalisation. We take into account our various stakeholders' expectations and needs in order to build relationships of trust.

- **To connect people's lives:** we aim to digitalise society as a whole, leaving no one behind, and to reduce the **digital divide** in terms of access, affordability, accessibility and digital skills training. This part of our mission both drives us to innovate so that we can offer products and services that add value and contribute to improving people's lives and leads us to leverage digital solutions to decarbonise the economy.

Without connectivity and digitalisation, there is no green transition. Our networks are key to the health, education, industry, agriculture, transportation, and employment of the future.

The telecommunications sector is a pillar of our society. In the coming years the sector will continue to play a key role in our economic and social recovery and in building a greener and fairer economy for all.

1.2.1. Aligned with the 2030 Agenda

Our corporate purpose combines naturally with the **United Nations 2030 Agenda**, which explicitly highlights the key role of technology, innovation and communications in addressing the great challenges facing humanity.

 For further information, see 2.13. Contribution and impact on communities

Deploying infrastructure is essential, but it is not sufficient on its own. We need to use this infrastructure to develop services that add value and allow us to reap the full socioeconomic benefits of technology. We also need to increase digital skills across society and businesses. We want to be recognised as a key player in the sustainable development of a society and an enabler in tackling emerging socio-economic and environmental challenges.

1.2.2. Aligned with our Responsible Business Principles

To make our mission a reality, we must have clear principles that consistently guide our decisions and actions inside and outside the Company.

 For further information, see 2.15. Governance and a culture of sustainability

We have a code of ethics and conduct – our Responsible Business Principles – and a Sustainability Policy, which help to ensure we act with integrity, commitment and transparency.

Brand and culture alignment is also key. Our aim is for Telefónica's corporate purpose and values to be reflected in our conduct, processes and targets, ensuring **consistency between what we say and what we do** so that this shared vision spreads from employees to customers, and from customers to society. This culture is strengthened when we are consistent in how we behave within the Company and how we present ourselves, which in turn helps us clarify our raison d'être and how we can help make the world a better place.

1.3. Business model

GRI 2-6

1.3.1. Towards a new paradigm for the telecommunications industry

The traditional telecommunications operator value chain includes assets, which are tangible and intangible resources developed through investment; services, which are developed based on the assets deployed (or operators may offer third-party services); and customers, the portfolio of which is usually very diverse depending (residential, corporate, public administrations, etc.).

Today's networks are moving towards models more akin to software platforms. This allows telecommunications operators to create new business models aimed at making the main capabilities of our networks available to different stakeholders (not only end customers) through connectors or Application Programming Interfaces (APIs).

Traditional business model



Assets → Services → Customers

New telecommunications business model



Delivering enriched connectivity and a digital ecosystem for **B2C**

Driving the digital transformation of **B2B**

Physical and digital channels

Best-in-class specialised sales force

API-based service platform and abstraction layer

Softwarised and AI-based networks and systems

UBB Connectivity

Cloud and digital marketplaces

Direct to partners

Opening up our infrastructure to **partners**

Two-sided business model

Changing the traditional business model entails several layers of **transformation**:

- Moving from copper, 2G, 3G and 4G networks to all-IP, fibre and 5G networks will give us a more streamlined business model.

- Evolving from reactive, hardware-based networks to software-based ones will enable more agile and adaptive management and execution of functions.

- From customised, tailor-made integrations to interconnected global platforms with open APIs, the new business model will facilitate smooth and efficient communication between different systems and services.

- The traditional telco experience is evolving towards an AI-driven customer relationship, allowing companies to anticipate and meet customer needs faster and more accurately.

- Gone are the days of one-size-fits-all offerings; we are now effectively a digital supermarket, offering products from sectors as diverse as entertainment, security and fintech.

As a result, telcos have become more important in the eyes of customers and can now operate much more efficiently. Operations are more agile, efficient and future-proof.

1.3.2. Transformation of telecommunications networks towards earth computing



Telco
✓ 5G, FTTH
✓ Open, intelligent

Computing
✓ Edge & Cloud

Earth Computing

IA
✓ Hyper-automation

Web3
✓ Decentralisation
✓ RA / RV

In recent years, profound and disruptive innovation has been unfolding across multiple intersecting technologies in a similar way to when mobile internet converged with computing. That convergence transformed a device intended to support voice functionalities into a smartphone, ushering in digital native companies and radically changing market dynamics.

We are now in the midst of an era change, driven by the convergence of telcos, computing, artificial intelligence (AI) and Web3. This change has led to radical disruption on all four fronts, giving rise to a new wave of digital services requiring mass communication solutions, full interoperability and real-time computing.

Against this backdrop, Telefónica has the unique opportunity to improve people's lives by offering products and services through our networks. However, with that opportunity comes the responsibility of managing the increase in data traffic and delivering high-performance connectivity, overcoming technological challenges such as latency, capacity and personalisation to do so.

Personalisation must be prioritised in order to address customers' diverse needs. The increase in traffic will require high-performance connectivity and distributed computing capacities, while solutions beyond cloud technology will need to be explored in order to ensure optimal efficiency and performance for our products and services.

Connectivity is the foundation of all things digital, both today and tomorrow. The telco of the future will rely on networks that are:

- UBB and low latency

- Programmable and AI-based

- Cloud-connected

To adopt technology that promotes efficiency and a good customer experience, it is crucial to move towards a simpler approach, continuing to shut down legacy networks, simplifying the next wave of operations and scaling down our infrastructure. It will also be crucial to step up efforts in the area of hyper-automation, with a focus on operations and content management, contactless network management and next generation customer acquisition.

The transition towards increasingly automated networks requires the implementation of new AI-based technologies. For Telefónica, AI is a key element of the digital customer experience and is a prime contributor to efficiency. There are many practical examples of how AI and machine learning techniques have been applied in our networks. Telefónica has created a specific program for the move towards autonomous networks (the Autonomous Network Journey Program) that seeks to deliver greater speed (improved deployment and response times), intelligence (predictive networks), improved quality (for our customers), efficiency (in costs) and sustainability (mainly in the area of energy consumption).

1.3.3. New connectivity-based services (NaaS)

Connectivity as a Service business model, based on open APIs



Today's networks are not only generating efficiencies; they are also providing new business opportunities. Network and IT components are being broken down into individual microservices, which can be sold through a developer-centric marketplace within the cloud ecosystem.

Software developers and integrators can access code through these marketplaces, allowing them to integrate microservices into their applications, such as device location. They will also be able to create configurable and scalable products based on information and network quality.

This change is a collective industry effort, collaborating to define a new standard within GSMA and CAMARA. Standardisation and simplicity are essential to unlocking the enormous value that lies hidden in connectivity.

The industry is ready to serve a platform that reaches 5,400 million people daily. This readiness demonstrates the sector's ability to meet the challenges and seize the opportunities presented by this new era of digital connectivity.

The implementation of next generation infrastructure is underway, with UBB connectivity already deployed and our networks undergoing a transformation towards softwarisation and hyper-automation.

The data- and API-based abstraction layer helps orchestrate this infrastructure and seamlessly connect it to the digital world. In building an earth computing stack coordinated by telecommunications, all the necessary intelligence is being deployed.

Automation and data management will streamline innovative service offerings, providing high-quality digital connectivity and services to B2C customers, driving digital transformation in B2B and facilitating wholesale connectivity to a variety of partners, from other telcos to developers.

This large scale transformation we have undertaken, which has improved networks and customer interactions, streamlined operations and ensured the sustainability of the business, puts the Company in a significantly better position than the rest of the industry.

1.4. Materiality

Key points

3 years

reporting according to double materiality. During 2023, we updated our reporting to align with the new Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS).

4 topics

have been identified as highly relevant for the Company: responsible management of the customer experience, network and data security, digital inclusion and decarbonisation of the economy.

Stakeholder

engagement allows us to identify, assess and prioritise the most relevant and upcoming issues facing the business.

1.4.1. Double materiality

Telefónica has applied the double materiality methodology since 2021. This approach facilitates the inclusion of sustainability as **a decisive factor in our strategy and decision-making processes**. In addition, it enables us to ensure that our policies, action plans, metrics and targets are in alignment with our critical issues from a dual perspective:

- Impacts on Company value **("financial materiality" or "inward impacts")** or social, environmental and governance aspects that affect our financial profitability and our capacity to create value for shareholders and investors from the perspective of risks and opportunities.

- Impacts on society and the environment **("environmental and social materiality" or "outward impacts")** those impacts stemming from Company activities, including those that affect human rights.

In 2023 we updated our methodology, taking into consideration the Corporate Sustainability Reporting Standards (CSRD) and the new European Sustainability Reporting Standards (ESRS). In the process we delved into key aspects, such as identifying and comprehensively assessing impacts, risks and opportunities (IROs), and incorporating the expectations from our stakeholders, under the concept of **dynamic materiality.**

1.4.2. Double materiality determination process
GRI 3-1, 3-3

We followed a five-step process to analyse double materiality:



| A Context analysis | → | B Identification of topics, sub-topics, and impacts, risks and opportunities (IROs) | → | C Assessment of potentially material impacts, risks and opportunities | → | D Determination of material issues | → | E Oversight and validation of materiality |

A. Context analysis

The first step in this process consisted of analysing both the internal and external sustainability environment, taking into account our business model, our value chain and our stakeholders.

For this we used the following **sources**:

External

- **Global ESG regulatory context**: analysis of international environmental, social and corporate governance standards, as well as legal requirements, globally applied regional and/or local standards, economic policies, self-regulation standards, etc.

- **Benchmark**: materiality matrices of the leaders in our sector.

- **Analysts and investors**: expectations from our investors and ESG rating analysts such as MSCI, S&P and Sustainalytics, among others.

- **Sectoral reports:** to identify global, sectoral and specific trends, challenges and risks pertaining to the business model in the area of sustainability.

- **Expectations from our stakeholders:** to identify priority issues reported through the various engagement channels we have with them. For further information, see our table of stakeholder communication channels at the end of this chapter.

Internal

Besides analysing relevant internal documentation, we also consulted with those responsible of the Company's most pertinent business areas.

➕ For further information, see Appendix 2.20.3.Material issues

B. Identification of topics, sub-topics, and impacts, risks and opportunities (IROs)

The results of the contextual analysis performed in the previous step, together with those of our 2022 double materiality process, enabled us to obtain a **preliminary list of topics and sub-topics** that are **potentially material** for the Company. This was subsequently validated by the relevant Company areas in order to **ensure a thorough and sound exercise.**

Similarly, a set of **impacts, risks and opportunities** linked to each of the identified topics and sub-topics were defined.. The main sources used were the following:

- **Positive impacts:** Telefónica's Socioeconomic Contribution Report 2023.

➕ For further information, see 2.13. Contribution and impact on communities

Negative impacts: human rights and environmental impact assessment, as well as Telefónica's due diligence analysis.

➕ For further information, see 2.14. Human rights

Risks: Telefónica's risk matrix and management process.

➕ For further information, see 3.1. Risk management framework

Opportunities: based on an internal analysis performed by the Strategy area, we estimated a number of opportunities linked to the potentially material topics and sub-topics identified, in terms of both potential new revenues and sources of efficiencies.

As part of this identification process, we also took into consideration the Climate Action Plan and the Natural Capital Impact Report.

C. Assessment of potentially material impacts, risks and opportunities

The impacts, risks and opportunities identified in the previous step were assessed from both an impact and a financial perspective:

Impact, risk and opportunity (IRO) assessment criteria

Impact perspective	Positive Impact	Actual	Scale + Scope + Economic Assessment
		Potential	(Scale + Scope + Economic Assessment) x Likelihood
	Negative Impact	Actual	Scale + Scope + Remediability
		Potential	(Scale + Scope + Remediability) x Likelihood
Financial perspective	Risks		Scale + Economic Assessment x Likelihood for potential.
	Opportunities		

In addition, we **quantitatively** assessed each of the metrics used according to:

- **Scale**: the level of importance attributed by stakeholders to each impact, risk and opportunity. We obtain this information through consultations and studies performed via our various engagement channels for customers, employees, suppliers, society, analysts, investors, insurance and competing companies.

   The results were obtained from the following sources:

- **Customers**: the importance attributed by our customers in the multi-channel relational survey.

- **Suppliers**: 2023 Supplier Survey.

- **Employees**: Telefónica Annual Motivation Survey.

- **Analysts and investors**: analysis of questions and feedback from investors and ESG analysts 2023.

- **Society**: weightings given by the public in the survey performed for RepTrak.

- **Insurance**: weight given by insurance analysts to sustainability issues in our sector.

- **Peers**: to estimate the importance of ESG issues for companies in our sector, we compared and contrasted the result of their materiality analysis.

- **Interviews** with internal and external stakeholders as part of the environmental and human rights impact assessment process.

   More information is provided in the **Stakeholder engagement section** later on in this chapter.

- **Scope**: To evaluate the extent of the impact, we took into account the assessments performed in previous processes (the Human Rights and Environmental Impact Assessment, the Due Diligence Analysis and our Socioeconomic Contribution Report) and assigned the following scale:

Assessment	Scope of impact	Definition
5	Global	Affects several regions
4	Regional	Affects a number of countries
3	National	Has an impact at country level
2	Local	Specific impact

- **Economic assessment:** for **positive impacts,** we took our Socioeconomic Contribution Report 2023 as a basis and analysed and quantified the impact of our activities on society and the environment. The **risks and opportunities** metric is determined by the negative or positive financial impact that the risks or opportunities may generate for the Company. These values are provided by the Group's risk model (in the case of risks) and the Company's strategy area (in the case of opportunities). The strategy area determines the values based on a thorough analysis backed by objective and quantifiable data.

- **Likelihood**: the probability that the previously identified impacts, risks and opportunities will occur. This is determined by the human rights and environmental impact assessment (in the case of potential negative impacts), the Company's risk model (in the case of risks) and the likelihood of opportunity capture as determined by the strategy area (in the case of opportunities). The following thresholds were established:

Likelihood	Thresholds
Very probable	81–100%
Probable	51–80%
Very possible	31–50%
Possible	11–30%
Remote	0–10%

Remediability: the parameter of remediability applies to negative impacts only and is determined based on whether action is required to mitigate the negative impact or whether it cannot be remedied by any action.

D. Determination of material issues

The evaluation of the topics and sub-topics is determined by the estimated values of each of the impacts, risks and opportunities.

The final determination of materiality is established by comparing these evaluations with the materiality thresholds set for this purpose. Thus, all those topics which obtain a score of over 60% of the maximum value of the topics evaluated in either of the two perspectives (impact and financial) are deemed to be material.

E. Oversight and validation of materiality

In this step we presented and cross-checked the results obtained. This was done in conjunction with all the areas at a global level that took part in the process, as well as with various managers and internal bodies, such as the Executive Committee and the Sustainability and Regulation Committee

1.4.3. Double materiality matrix

Altogether, the steps described above produced a **double materiality matrix from a global perspective** that was based on the impact that ESG issues have on Telefónica's value and on Telefónica's impact on society and the environment. The result provided the basis for the Consolidated Management Report 2023.



This analysis is integrated into the Sustainability Strategy, leads to the establishment of objectives, policies and action plans and serves as a tool that supports our internal management of sustainability.

Four topics have been identified as highly relevant for the Company: responsible management of the customer experience, network and data security, digital inclusion and contribution to decarbonisation of the economy. On the other hand, water, pollution on the environment, terrestrial ecosystems and marine ecosystems are considered non-material.

For more information on non-material issues, see chapter Biodiversity, water and other environmental aspects.

 For further information, see 2.4.4. Impacts, risks and opportunities

All the material issues identified are defined in section 2.20.3 Material issues, and the information presented on the impacts, risks and opportunities of each issue can be found in the corresponding section of each chapter.

1.4.4. The materiality matrix in detail
GRI 3-2

Material issue	Materiality of Impact	Financial Materiality	SDG	Chapter of the Report	Main KPIs
Responsible management of the customer experience	🔴	🔴	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	2.10. Responsibility to the customer	• eNPS • Digital channels - total customers
Network and data security	🔴	🔴	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE / 16 PEACE, JUSTICE AND STRONG INSTITUTIONS	2.18. Privacy and security	• Number of people attending training courses on information security/cybersecurity • Number of internal audit days dedicated to security / cybersecurity issues. • Security Operation Centres (SOCs)
Privacy and digital rights	🔴	🟠	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	2.18. Privacy and security	• Total number of confirmed fines for privacy/ data protection issues • Number of training hours spent on privacy/ data protection courses
Digital inclusion	🟠	🔴	4 QUALITY EDUCATION / 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	2.12. Digital inclusion	• Percentage of mobile coverage in rural areas within major markets • Universal Service - financial resources • Number of people benefiting from digital skills training programs
Labour practices and health and safety	🟠	🔴	8 DECENT WORK AND ECONOMIC GROWTH / 16 PEACE, JUSTICE AND STRONG INSTITUTIONS	2.5. Human capital 2.6. Attraction, retention and talent development 2.8. New ways of working 2.9. Safety, health and well-being at work	• eNPS • Upskilling/reskilling training • Percentage of employees with a hybrid work model • Percentage of all employees covered by collective bargaining agreements • Coverage by the occupational health and safety management system • Total average remuneration
Contribution to decarbonisation of the economy	🟠	🟠	13 CLIMATE ACTION	2.2. Energy and climate change 2.11. Sustainable offering and innovation	• Solutions verified as Eco Smart (%) • Avoided emissions for customers (MtCO$_2$e) • Operations in which Telefónica has implemented Eco Rating (%)
Circular economy	🟠	🟠	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	2.3. Circular economy	• Waste recycled (%) • Refurbished/reused Customer Premises (CPEs) (units) • % of electronic equipment purchases with circularity criteria
Responsible supply chain management	🟠	🟡	8 DECENT WORK AND ECONOMIC GROWTH	2.19. Responsible supply chain management	• Number of on-site human rights audits of suppliers (labour issues, child/forced labour, health and safety, privacy and security) • Number of suppliers identified as suppliers with real and potential significant negative social impacts • Number of audits on risk suppliers

Material issue	Materiality of Impact	Financial Materiality	SDG	Chapter of the Report	Main KPIs
Climate change	🟠	🟠	13 CLIMATE ACTION	2.2. Energy and climate change	• Total energy consumption (MWh) • Percentage of renewable energy • Percentage of renewable electricity at owned installations
Affected communities	🟠	🟠	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	2.14. Human rights	• % of operators subjected to a human rights impact assessment
Ethical conduct and compliance	🟠	🟡	8 DECENT WORK AND ECONOMIC GROWTH	2.15. Governance and culture of sustainability 2.16. Ethics and compliance 2.17. Fiscal transparency	• Number of operations assessed for corruption-related risks • Number of material legal proceedings in progress in relation to anti-competitive infringements during the last fiscal year • Profit or loss before tax
Sustainable offering and innovation	🔴	🟢	12 RESPONSIBLE CONSUMPTION AND PRODUCTION 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	2.11. Sustainable offering and innovation	• Percentage of products and services that meet health and safety standards
Diversity, equality and non-discrimination	🟠	🟢	5 GENDER EQUALITY	2.11. Diversity and inclusion	• Pay gap • % Women in management positions • Number of employees with disabilities

🔴 CRITICAL   🟠 HIGH   🟡 MODERATE   🟢 LOW

1.4.5. Stakeholder engagement
GRI 2-29

Our commitment and stakeholder engagement strategy is based on increasing transparency and effective dialogue to build relationships of trust.

These relationships enable us to determine which topics are considered most significant by our stakeholders and to identify new trends in the field of sustainability. The significance of these topics is an essential part of the impact, risk and opportunity assessment within the double materiality process, and that significance is included in the assessment criteria. This process enables us to set our short-, medium- and long-term targets and to define the Responsible Business Plan, as well as to monitor our ability to meet our stakeholders' expectations.

Our stakeholder management is based on:

- **Collaboration**: we foster cooperation with our stakeholders in order to advance towards achieving our purpose and contribute to the Sustainable Development Goals (SDGs).

- **Continuous improvement:** we regularly review our stakeholder communication mechanisms to make engagement as easy, effective and collaborative as possible, in accordance with the needs at any given time.

- **Consensus**: we strive to create shared value by participating in industry organisations' working groups and taking into consideration the points of view and expectations of local communities.

- **Transparency**: we share truthful, relevant, complete, clear and useful information.

At Telefónica we have regulations that govern information shared with markets and other stakeholders in order to guarantee that the information is known, thereby maximising the reach and quality of this content.

Below are the main publications that report on our activities and help to ensure clear and transparent communication:

- Consolidated Management Report.

- Quarterly results presentations.

- Prospectuses, mainly those meeting legal requirements in the markets where Company shares are traded (20F or Registration Document).

- All our policies are public and available on the Telefónica website.

- Publications on the global and local Telefónica websites.

- Social media presence: Facebook, Instagram, LinkedIn, TikTok, Twitter, WhatsApp and YouTube.

- **Consultation and participation:** we maintain ongoing conversations with our stakeholders through active listening, the promotion of two-way and effective communication, and direct, fluid, constructive, diverse, inclusive and inter-cultural dialogue that enables us to understand their expectations and address their priorities.

This ongoing dialogue **forms part of our daily operations** and is built around each of the interactions that stakeholders have with us through the different channels.

 For further information, see 2.20.1. Telefónica stakeholders

By constantly monitoring the main channels for dialogue with major stakeholders, allows us to measure the impact of our relations with and commitment to them, and can thus **establish action plans** to meet needs, boost positive impacts and avoid or mitigate any that are negative. This enables us to know how important ESG aspects are to our stakeholders, and we include the level of importance attributed to each impact, risk and opportunity in our assessment of the scale.

Telefónica

Below is a list of the main communication channels:

Stakeholder communication channels

Stakeholder	Channel for dialogue	Impact KPI	2022	2023
Customers	Movistar Spain Contact Centre (1004)	Unique customers served (annual average)	729,348	570,145
	Digital channels	Total customers [1]	2,686,123	2,456,269
	Multi-channel relationship survey	Number of surveys completed	More than 36,000	More than 170,000[2]
Employees	eNPS	Response rate	83%	82%
	Workplace	Percentage of active monthly users	75%	73%
Strategic partners suppliers	Supplier survey	Satisfaction index	n.a.[3]	8.3[4]
Shareholders and institutional investors	General Shareholders' Meeting	Number of shareholders in attendance	82 (Telematic)	84
	Engagement activities	Meetings with minority shareholders	104	105
		Roadshows and conferences (institutional investors)	23	21
		Minority shareholders	14,000	16,351
		Institutional investors	725	580
Society	Reputation	Number of RepTrak interviews completed	49,270	51,178
	Social media	Millions of followers of @Telefonica's exclusive accounts (LinkedIn, Twitter, Facebook, Instagram, YouTube and TikTok)	2.4	2.6
Government entities and regulators	Meetings with EU institutions	Average number of meetings OTTs Telecoms	Media OTTs: 14,4 Media Telecoms: 10,8	Media OTTs: 22.2 Media Telecoms: 8.6
Opinion leaders, the media and communication services	Press releases, interviews, invitations and responses to the media	Communication management processes (vs. 2018)	35,713	44,251

[1] Telefónica Spain customers who contact us through the website and via the app after logging in.
[2] Daily surveys completed by our customers in Spain, Brazil, Germany and Hispam, in which they are asked about their overall experience with Telefónica. Among other aspects, they are asked about the ease with which our customers resolve an issue through our contact channels (Customer Effort Score). The 2022 data does not include Hispam. For comparability purposes, the 2023 data without Hispam is > 44,000 surveys.
[3] In 2023, we conducted a survey of key suppliers to find out their level of satisfaction, and the extent of the impact Telefónica's business has on them. The survey targeted approximately 6,800 suppliers. This indicator is not comparable with the one reported in 2022 due to a change in the consultation methodology.
[4] Score of 8.3 out of 10.

1.5. Strategy

Key points

Growth

thanks to our network and differential attention in B2C, the digitalisation of companies and the expansion of the wholesale business with new services.

Profitability

driven by the efficiencies resulting from the Company's technological and energy transformation and circular practices.

Sustainability

with the reduction of leverage and the creation of value for stakeholders through an attractive dividend and ambitious ESG objectives.

1.5.1. GPS: a stronger and more ambitious company

In 2016 Telefónica stepped up the transformation process it had begun years before, accelerating its transition from a traditional voice services operator to a technology company. In 2019 we adopted a new five-pillar action plan that redefined our organisational structure and accelerated our transformation. The Company has surpassed the targets set:

- We have strengthened our main operators in the markets in which the Company has its most significant presence (Spain, Brazil, UK and Germany), thereby moving towards a long-term sustainable model.

- We are capitalising on growth opportunities in digital professional services through Telefónica Tech, which has become a driver of growth across our B2B activities.

- Through Telefónica Infra we have maximised the value of our infrastructure assets, selling assets at the right time, achieving significant multiples and accelerating fibre deployments through agreements with financial partners.

- Telefónica Hispanoamerica is on its way to financial sustainability thanks to differential regional management that focuses on efficiency and shared network costs. As a result, we have reduced our exposure and risk in the region.

- The implementation of a new operating model has contributed to further streamlining and improving the efficiency of our organisation, enhancing our operating leverage.

The fruits of this transformation are clear to see from the significant increase in network quality and customer satisfaction, the shift in the revenue mix towards digital products and services, and a return to more profitable and sustainable growth.

Telefónica's new plan follows a major transformation process that has enabled the Company to raise its ambitions and prepare for its centenary celebrations.

New GPS strategic program



Growth	Profitability	Sustainability
B2B, B2C, Partners	Improved performance	Leverage reduction + Value creation

Key factors

1	Sustain B2C revenue growth
2	Keep above-industry B2B momentum
3	Evolve wholesale and partners' revenues
4	Drive efficiencies to reduce OpEx
5	Sustain differentiation while reducing CapEx

The **GPS** plan is based on five key factors:

1. **Maintaining B2C revenue growth** by implementing a strategy aimed at attracting and retaining customers through attractive propositions that leverage the quality of our network and product offerings with integrated services beyond connectivity. The strategy will be delivered through B2C digital ecosystems and by capitalising on the strong and trusted brands we have in our markets.

2. **Sustaining the momentum of the B2B business**. The needs of our B2B customers have evolved; they now require advanced solutions beyond connectivity. This change has led to a significant increase in market potential and growth opportunities. **Telefónica Tech,** which has established itself as a leading provider of advanced solutions (cloud, cybersecurity, Internet of Things (IoT), big data) and professional services, is well positioned to capitalise on this change, also offering sustainable services with environmental benefits and more accessibility. To this end, we will focus on further expanding our portfolio of solutions to support our customers as they digitalise their businesses.

3. **Developing wholesale revenues and revenues from the Company's partner agreements** into a valuable revenue stream that optimises network utilisation, provides access to different customer segments and contributes to the return on investment of our networks. To this end, we have designed a customised plan for strengthening our wholesale business in each of our main markets (Spain, Germany, Brazil and UK). In addition to the traditional wholesale business, we are

implementing new services and entering fast-growing markets such as Network as a Service, aiming to attract software developers and integrators as new customers, thereby allowing us to expand the API-based market through the **Open Gateway** initiative.

4. **Achieving efficiencies that help to reduce the cost structure** through technological transformation. Next year, Spain will be the first country in the European Union to shut down its old copper network and switch to full fibre optic networks, which are more cost-effective due to their energy efficiency and lower operational and maintenance costs. In addition, Telefónica is continuing to switch off 2G and 3G networks across its coverage area and driving circularity. In terms of operational efficiency, the integration of artificial intelligence (AI) and automation into our organisation will result in a more efficient and faster execution of our services, allowing us to become an agile company adapted to the demands of the future.

5. **Reducing levels of investment activity** but **maintaining Telefónica's unique profile** by capitalising on early investment in fibre and 5G and the conclusion of the main 5G spectrum auctions. This will allow us to move past the Company's CapEx peak while continuing to optimise network deployments through agreements with investment partners and Telefónica Infra. Meanwhile, Telefónica has reaffirmed its continued commitment to technology, software and AI investments that support the Company's historically unique profile by ensuring a strong position in terms of both advanced infrastructure and the ability to lead change in the future.

Telefónica is ready and committed to achieving its renewed ambition and leading the future. In this regard, the GPS plan incorporates specifically designed actions in each of the Company's four major markets:

- In **Spain**, the focus will be on continuing to grow B2C revenues by capitalising on our premium consumer segment and accelerating our B2B momentum while advancing operational leverage through efficiencies, copper shutdown, automation and optimising the size of the organisation. In addition, thanks to early investment in fibre, we will continue to optimise the level of our investment activity.

- In **Brazil**, we remain in a strong position in a growing market and are looking to broaden our customer base and expand our margins by developing a complete portfolio of digital services for the B2C and B2B segments. We're continuing to roll out the fibre network at a rapid pace, using sharing models that allow for quick and cost-effective deployment.

- In **Germany**, we continue to enjoy steady growth thanks to improvements in network quality and attractive commercial propositions. Our goal is to maintain our momentum in the consumer segment while stepping it up in the enterprise segment. We have implemented plans to mitigate the loss of the wholesale contract at the same time as we ramp up efforts to transform and simplify the business in order to reduce costs. In addition, in November 2023, we submitted a voluntary partial tender offer to the shareholders of Telefónica Deutschland Holding AG (Telefónica Germany) as a result of which we have acquired 93% of the shares. Thus, we reinforce Telefónica's strategy of focusing on our core geographic markets and our firm commitment to the German telecommunications market, which is one of the most attractive and stable in Europe

- Lastly, in UK we will continue to focus on B2C growth through fixed-mobile convergence and to boost our unique commercial standing through digitalisation and AI. We will also continue to pursue synergies and optimise CapEx through the Nexfibre vehicle as we decommission old technologies; for example, the 3G network shutdown is planned for 2025.

Our GPS plan also introduces new features into the financial reporting system with the aim of simplifying concepts and reinforcing our commitment to transparency vis-à-vis the market. Guidance is therefore now expressed in reported terms and a new benchmark for cash flow generation is used, among other changes.

Telefónica also expects a positive change in the net financial debt ratio and remains committed to shareholder value creation, guaranteeing a **minimum dividend payment of €0.30 per share during the 2023-2026 period.**

Telefónica is presenting these targets at a time when its financial fundamentals are stronger and more resilient and when it has a bespoke value creation strategy and a strict capital management policy, which has made it easier to set more ambitious and robust targets. The Company has a strong balance sheet that enables it to cope with a dynamic macroeconomic environment and gives it the flexibility to access financial markets. It also has sufficient liquidity to handle the current maturity schedule.

1.5.2. Sustainability integrated into Telefónica's strategy
GRI 2-22

Telefónica **incorporates all the main aspects of sustainability into its strategy,** aligned with the double materiality analysis. These ESG commitments are reflected in the **2024-26 Responsible Business Plan**, which follows the GPS framework (growth, profitability and sustainability):

Growth

In order to drive the sustainable growth of our Company, we focus on strengthening our customer relationships. That is why we plan to implement a new global customer responsibility policy aimed at building unique experiences that are underpinned by sustainable communication.

In addition, we seek to expand our range of products and services by capitalising on the opportunities offered by an ESG perspective. This approach involves promoting Eco smart products, encouraging responsible design practices and boosting digital inclusion through the development of accessible solutions with a positive social impact. Through these initiatives, we seek not only to set ourselves apart in the market, but also to build stronger and longer-lasting relationships with our customers.

Profitability

In order to generate a higher return on our investments, we aim to optimise how we use our assets. This involves decarbonising our operations and reducing our energy consumption by using renewable sources and applying energy efficiency practices. We also seek to promote the circularity of our processes in order to explore new business models (reuse of customer equipment and mobile devices) and generate efficiencies.

Meanwhile, we are working to incorporate sustainability criteria into our financing. This has resulted in the creation of new financial instruments linked to ESG targets and an increase in the proportion of financing linked to sustainability projects.

Sustainability

In order to ensure that sustainability is a driving force for Telefónica's value creation, we have undertaken management commitments that enable us to be positioned as leaders in the diverse ESG ratings of reference.

To achieve this, we emphasise the importance of promoting excellence in governance and accountability, underpinned by a strong ESG culture. We also implement extensive due diligence processes to ensure sustainable management throughout our value chain.

Ultimately, we reinforce our commitment to human talent through practices that prioritise employee well-being, enhance their skills and promote diversity.

1.6. Organisation

GRI 2-6

Telefónica's organisation


Customers
Consumers | Companies | Partners
Business units
Spain
Brazil
Germany
United Kingdom (JV)
Hispam
T-Tech
T-Infra
Global enablers
Technology
People
Capital
Regulation and external relations

As part of its strategy based on five decisions and implemented in 2019, Telefónica focused on its core markets (Spain, Brazil, Germany and UK) and launched its global businesses (T-Tech and T-Infra). Following the new strategic approach announced on Capital Markets Day, the Group continues to strengthen its organisation with the aim of improving customer service in the following segments: Residential, Corporate (including companies and the public sector) and Wholesale (operators and other partners in new businesses).

1.6.1. National telecommunications operators

Telecommunications businesses operate relatively autonomously, deploying infrastructure and serving their customers within their given territories:

- **Telefónica Spain** (100% owned by Telefónica, not individually listed): Spanish convergent operator, domestic network leader and leader in all customer segments (individuals, households, corporate and wholesale), with almost 41 million accesses and a fibre network reaching over 29 million homes.
- **Telefónica Brazil** (74.8% owned by Telefónica, a company listed on the Brazilian Stock Exchange): leading convergent operator in Brazil, where it operates a network with over 113 million customer accesses. Regional leader in fibre-to-the-home (FTTH) deployment, with over 25 million homes reached.
- **Telefónica Deutschland** (93.1% owned by Telefónica). it is one of the leading mobile operators in Germany, where it operates under the O2 brand and other specialised brands and has almost 50 million accesses.

- **VMED O2 UK** (VMO2) (50% joint venture with Virgin Media, not listed): leading domestic convergent operator after the largest provider. Created from the merger of Liberty Media's fixed assets and O2 UK's mobile assets. It currently manages over 57.6 million total accesses (fixed, mobile and TV) and operates a cable network of 17 million homes reached (in the process of transformation to fibre).

- **Telefónica Hispam**: groups together Telefónica's businesses in eight Latin American countries (Argentina, Chile, Peru, Colombia, Mexico, Ecuador, Venezuela and Uruguay), with nearly 112.6 million customer accesses.

1.6.2. Global businesses

In November 2019, Telefónica changed its business strategy, making five key decisions for the Company's future development. These included the creation of two independent global businesses, with the aim of **accelerating growth and maximising the value of our infrastructure.**

- **Telefónica Tech**: a leading provider of advanced NextGen solutions designed to power companies' digital transformations, Telefónica Tech (T-Tech) offers cutting-edge solutions in areas such as cybersecurity, the cloud, Internet of Things (IoT), big data, artificial intelligence (AI) and blockchain, all with the aim of improving the efficiency, sustainability and resilience of companies', organisations' and public administrations' processes and businesses.

With a global presence and a team of over 6,300 highly qualified professionals representing more than 60 nationalities and holding over 4,000 digital skills certifications between them, Telefónica Tech has the capacity to serve more than 5.5 million B2B customers worldwide. Since its creation, Telefónica Tech has been achieving double-digit growth and consistently outperforming market indices year after year.

Telefónica Tech has developed an extensive portfolio of over 100 products and services, 58% of which has been verified with the Eco Smart seal, for their potential

environmental benefits. These products and services cover key areas such as cybersecurity, the cloud, IoT, big data, AI and blockchain.

In terms of IoT solutions, Telefónica Tech leads the field with its advanced platform and AI offerings. We work closely with our customers to optimise the efficiency of production resources in various sectors.

With regard to cybersecurity and cloud solutions, Telefónica Tech combines the potential of both technologies to guarantee that all our cloud solutions have a cybersecurity component embedded therein. This integration has enabled us to excel globally in cloud communications and managed security solutions. We offer end-to-end consulting and managed services and have established ourselves as a leader in this area.

In the field of **cloud** services, Telefónica Tech has designed a **hybrid multi-cloud** model that encompasses solutions in both the private and public cloud. Telefónica Tech builds partnerships with major providers and industry leaders in order to integrate and migrate the main business applications (Platform as a Service, or PaaS) to the cloud.

Cybersecurity is central to Telefónica Tech's philosophy and is of paramount importance to us. That is why we have incorporated security as a fundamental part of all our solutions and enhanced our ability to safeguard the continuity of our business and that of our customers.

We have over 4,000 certifications, **two Digital Operational Centres** (DOCs) in Spain and Colombia and **a network of Security Operational Centres** (SOCs) distributed strategically throughout Europe and the Americas. From these centres we closely monitor potential threats and apply preventive and corrective measures in order to proactively guarantee security.

Security services

Key indicators	2023
Total number of external audits performed on Product and Service Security (Telefónica Tech)	6
Number of Digital Operational Centres (DOCs)	2

Telefónica Tech's capabilities •••• Telefónica Tech

~6,300 professionals all highly qualified	60 nationalities diversified team	~80% resources located in Europe	>4,000 certifications in third-party technologies
2 DOCs[1] + 1 SOCs[2] network 1) Digital Operational Centres 2) Security Operational Centres	>100 products 58% verified with the Eco Smart seal	>100M events cybersecurity events monitored	>30M lines of managed IoT connectivity

Telefónica Tech Products and Services •••• Telefónica Tech

HYBRID CLOUD
Optimised infrastructure that drives innovation

- Multi-cloud transversal services
- Hybrid Cloud services
- Sovereignty
- Housing and Hosting
- IaaS
- PaaS
- CaaS

CYBERSECURITY & NAAS
Building a resilient business

- Vulnerability Management
- Threat Intelligence
- Security Solutions
- Cloud Networking
- Protect
- Detect
- Respond & Recover
- Compliance

THE FUTURE OF THE WORKPLACE
Reinventing digital workplaces

- Contact Centre (CCaaS) and Omnichannel
- Meetings & Collaboration
- SaaS
- Secure MDM
- Virtual Desktop (VDI)

360° DIGITAL BUSINESS
Growing together

- Bundles for SMEs – (SaaS)
- Bundles for B2C
- Device as a Services – (DaaS)

INTERNET OF THINGS – MANAGED CONNECTIVITY
Connecting your devices

- IoT Hardware Device Catalogue
- Design and manufacture of ad-hoc devices
- IoT Managed Connectivity (KITE)
- Global SIM

INTERNET OF THINGS – SOLUTIONS
Specialised knowledge & solutions per industry sector

- IoT services of data integration in cloud IoT environments and configuration, operations & technical support
- Specialised SMART solutions per industry: Medical & Health, Smart Agro, Smart Buildings, Smart Cities, Smart Mobility, Smart Metering

BUSINESS APPS
Boosting your business

- Business Management (ERP)
- Customer Management (CRM)
- People & Talent (HRM)
- Automation of processes
- Improving workflows

AI & BIG DATA
Transforming data into value

- Artificial Intelligence
- Business Insights
- Tools & Infra
- Blockchain
- Data Services: Consulting, Academy, Governance, Analytics

In addition, all of our products and services receive comprehensive support through our cross-cutting capabilities in Consulting and Transformation Services, Professional Services, Managed Services, and Infrastructure and Integration. Our holistic approach ensures efficient synergies between all areas, from strategic consulting to implementation and ongoing management. This allows us to work cohesively to provide complete technology solutions, ensuring maximum value and performance for our customers and positioning Telefónica Tech as a trusted partner for long-term success.

 **For further information, see 2.18. Privacy and security**

- **Telefónica Infra** is a subsidiary of the Telefónica Group and operates as a portfolio manager, owning and rotating stakes in infrastructure vehicles alongside financial investors. Telefónica Infra focuses on creating value through specialized infrastructure management, selectively monetizing assets, and partnering with key financial investors to co-invest in growth opportunities (through partnership structures and flexible business models).

Telefónica Infra contributes to enhancing the competitive position of Telefónica's business units, crystallizes the value of the company's assets and capabilities, and captures future value increases through stakes in infrastructure vehicles. Currently, Telefónica Infra's investment portfolio encompasses three types of assets: Submarine cable (Telxius), Data Centers (Nabiax), and Fiber (Bluevía, FiBrasil, Unsere Grüne Glasfaser, and Nexfibre).

1.6.3. Key Enablers and Global Units

In addition to our operational businesses, the Telefónica Group, which has a direct relationship with customers in all the regions in which it operates, centrally carries out certain activities that provide value for operators and develop common capabilities in important areas for the future of the Group, establishing a common framework:

- Develops **key technologies** for the Group, in a sector strongly impacted by technological advances. Telefónica makes decisions regarding the development of its networks and systems in a centralised manner. This is a crucial factor for its leading connectivity offer, constitutes the foundations of the customer experience and is underpinned by common criteria of efficiency and profitability.

- In terms of **people**, Telefónica actively manages the attracting, retention and promotion of internal talent in a group comprising over 100,000 employees spread across all the regions in which it is present.

- Optimises the allocation of **capital** among the various existing investment alternatives. Telefónica establishes clear criteria to increase growth and profitability, strengthen cash generation and ensure the Group's investment quality (rating position) and commitments to our shareholders.

- In the field of **regulations** and external relations, we establish the Telefónica Group's position in the sector's main forums and participate in the development of the regulatory agenda for the future.

- Other **global units** include activities that harness the scale of the Telefónica Group to obtain significant competitive advantages (marketing, procurement, etc.) as well as staff and legal and regulatory compliance units.

1.7. Finance for the transition to a sustainable economy

Key points

~€18.8bn

in sustainable finance[1] at the end of 2023, positioning Telefónica among the sector leaders.

33.6 %

financing linked to sustainability criteria in Telefónica, representing an increase of 6.3 p.p. compared to 2022.

> 37%

of our institutional investors follow strict environmental, social and governance (ESG) criteria, representing an increase of 0.8 p.p. over the course of 2023.

1.7.1. Context

The European Union (EU) **Sustainable Finance Action Plan**, adopted in 2018, aims to reorient capital flows and align them with the needs of the economy in order to benefit the planet and society. Its main purpose is to **move towards a climate-neutral economy by 2050**. This plan is aligned with the targets of the Paris Agreement and the commitment to limit the temperature increase to 1.5°C.

In 2020 the EU agreed to reduce greenhouse gas emissions by 55% by 2030, which is expected to require an additional investment of approximately €700 billion per year[2].

At a time when not all the technologies needed for a sustainable economy are yet available on the market, the EU **is urging all financial market participants to support the funding of the transition** to a carbon-neutral economy, and to do so quickly enough to meet the EU's climate and environmental targets.

The transition offers **opportunities for those companies that are working to transform** their business activities but require further investment to do so, as long as their plans and targets are science-based and backed by information that ensures integrity, transparency and accountability.

In this regard, the **Recommendation on Facilitating Finance for the Transition to a Sustainable Economy,** published in June 2023 by the European Commission, invites investors and banks to assess transition and investment plans together with companies' extensive non-financial reporting when financing this transition through the capital market (bonds and other instruments) and green or sustainability-linked loans.

Investors followed very closely the latest developments related to the EU's **Sustainable Finance Disclosure Regulation (SFDR)**, which seeks to minimise the risk of greenwashing[3] by investors and **encourage greater allocation of capital towards the climate transition and other sustainability goals.**

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[1] Sustainable finance includes balance sheet debt (classified as current and non-current financial liabilities), hybrid instruments and undrawn committed credit lines. Our sustainability criteria are defined in line with our Sustainable Finance Framework, following ICMA, LMA, APLMA, LSTA and other recognised standards, as well as other applicable ESG criteria depending on the financial instrument and the issuance, and not necessarily aligned with the requirements of the EU Taxonomy Regulation.

[2] COMMISSION RECOMMENDATION (EU) 2023/1425 of 27 June 2023 on facilitating finance for the transition to a sustainable economy.

[3] The European Supervisory Authorities (ESAs) understand greenwashing as a practice whereby sustainability-related statements, declarations, actions and/or communications do not clearly and fairly reflect the underlying sustainability profile of an entity, a financial product or a financial service. This practice may be misleading to consumers, investors and/or other market participants.
Source: https://www.esma.europa.eu/press-news/esma-news/esas-put-forward-common-understanding-greenwashing-and-warn-risks

Looking at the markets, geopolitical uncertainty and a backlash from some political quarters against ESG investing somewhat impacted the overall growth of the ESG market. Despite continuing to grow, it did so at a much slower pace than in the two previous years[4] .

Telefónica continues to monitor these regulatory and ESG market developments, allowing us to stay one step ahead and anticipate the information needs of investors and other stakeholders, which is key to consolidating our leading position in sustainability and transparency.

1.7.2. Climate transition finance strategy

Telefónica's main finance commitment centres on mitigating the impact of our operations and therefore contributing to the green and digital transition in all sectors. Connectivity and digitalisation are essential to making progress towards this climate transition.

In this regard, we have approved an ambitious Climate Action Plan that contains specific measures aimed at achieving our decarbonisation targets. These measures, which include the transformation of networks towards more efficient technologies and the use of renewable energy, are linked to Telefónica's strategy and investments.

The Climate Action Plan therefore sets out the **strategy for financing the transformation of our business and accessing sustainable sources of finance** with which to approach the transition.

 For further information, see 2.2 Energy and climate change

1.7.3. Financing tools

As part of Telefónica's finance strategy, the Group published its first **Sustainable Finance Framework** in 2018, which was subsequently updated in January 2021 and again more recently in July 2023. All updates have received independent positive Second Party Opinion from Sustainalytics. Accordingly, the framework supports the **issuance of bonds, hybrid instruments, loans and other financial instruments in a green, social and sustainable format.**

The framework is **linked to projects that are critical to the transformation** of the business, mainly through the deployment of high-speed networks that are more energy efficient and facilitate the implementation of smart solutions, thereby reducing the environmental impact on other sectors of the economy and society.

Telefónica was a pioneer in the capital market in terms of sustainable finance and stands out for the volume and diversification of its financial instruments. In 2019 it became the **first company in the telecommunications sector to issue a green bond, a green hybrid in 2020 and a sustainable hybrid in 2021.**

In addition to green senior bonds and hybrid instruments, we use **other sustainable financing tools linked to sustainability targets**, such as bank loans and credits or the issuance of local bonds. That allow us to continue making steady progress towards important corporate targets such as those relating to emissions reductions and gender equality.

These instruments (bonds, hybrid instruments and bank financing) are becoming **increasingly important in shaping the Group's financing structure and are voluntary tools recognised in the financial markets** for their role in fostering the transition to a more sustainable economy.

1.7.3.1. Progress in 2023

At the end of 2023, the Telefónica Group's sustainable finance[5] activity amounted to €18.8 billion. This **represents 33.6% of total financing** and positions the Company among the market leaders in the global telecommunications sector in terms of issuance volume and diversification of instruments.

This percentage was also within the range of the 30-35% target set by the Company at the beginning of the year for 2024. As a result, the Company has announced an **updated target, aiming for around 40% of financing to meet sustainable criteria** by 2026.

Updating the financing framework[6]

In 2023 the Sustainable Finance Framework was updated to keep it in line with best market practices and investor expectations.

The framework is aligned with the four pillars that make up the International Capital Markets Association (ICMA)

Green Bond Principles and Social Bond Principles, updated in June 2023, as well as the external review component. As a new development, it also follows the Loan Market Association (LMA), Asian Pacific Loan

---

[4] Morningstar 2023 Sustainable Fund Flows: https://www.morningstar.com/lp/global-esg-flows

[5] Sustainable finance includes balance sheet debt (classified as current and non-current financial liabilities), hybrid instruments and undrawn committed credit lines.

[6] Find more information at Telefónica web in Sustainable Finance section.

Market Association (APLMA) and Loan Syndications and Trading Association (LSTA) Green Loan Principles and Social Loan Principles, revised versions of February 2023.

History of sustainable debt issuances


Senior Green Bond €1,000M
1st in the telco sector
Green Hybrid €500M
1st in the telco sector
Sustainable Hybrid €1,000M
1st in the telco sector
Sustainable Hybrid €750M
Senior Sustainable Bond €1,000M
Sustainability Linked Bond €654M*
Green Hybrid €750M
Green Hybrid €1,000M
Green Hybrid €750M
Senior Green Bond €850M
2019
2020
2021
2022
2023
Sustainability Linked Facility €750M
Sustainability Linked Facility €189M* (3 transactions)
Sustainability Linked Facility €5,500M
Sustainability Linked Facility €71M*
Sustainable Linked Bilateral Facilities €4,032M

* Exchange rate at year-end 2023

Other key parts of the update:

- **Green projects related to the transformation and modernisation of telecommunications networks** that seek to improve energy efficiency, with an emphasis on fixed and high-speed mobile networks, **remain eligible.**
- The renewable energy category has been expanded and now also includes **long-term power purchase agreements** (PPAs) that meet a set of specific characteristics.
- With regard to **social projects**, socially vulnerable areas are included in the inclusive connectivity category to broaden the impact associated with deployment in these areas.
- In addition, the look-back period for the consideration of projects has been extended from 24 to 36 months prior to the issuance of the financial instrument.

Capital market

In 2023 activity in the green, social and sustainable bond market was lower than in the previous year. However, despite this backdrop, Telefónica successfully raised a total of **€2.6 billion of green debt on the capital market** during the year.

In January Telefónica re-entered the sustainable debt market with the issuance of a **green hybrid bond for an amount of €1 billion** and a maturity of 7.25 years. Later, in September, a new **green hybrid amounting to €750 million**, with a redemption date of eight years was issued.

The Company also launched several bond repurchase offers at the time of these issuances and continues to proactively manage its hybrid capital base.

Telefónica received the Most Impressive Corporate Hybrid Capital Issuer 2023 award from Global Capital, one of the most important international publications in the sector.

In November, the Company also launched a 10-year **green bond for an amount of €850 million.**

The strong demand from investors for all issuances, mainly international, has also made it possible to increase the amount of financing obtained and to improve financing conditions significantly, with very competitive interest rates.

Lastly, in January 2024, Telefónica made a new green issuance of €1.75 billion, structured in two senior tranches of 8 and 12 years. This is the Company's largest issuance since 2020.

Loans and lines linked to sustainability targets

In terms of bank financing, in 2022 the **Group's main syndicated loan was refinanced at a corporate level for the amount of €5.5 billion**, of which the interest applied is linked to compliance with sustainability targets.

The first target relates to climate change mitigation and sets out a commitment to reduce absolute greenhouse gas emissions (Scopes 1 and 2) in line with the corporate targets defined on the road to net zero by 2040, validated by the Science Based Targets initiative (SBTi).

Having achieved the milestone target of 80% reduction of Scope 1 and 2 emissions the previous year, eight years ahead of schedule, in 2023 the Company decided to increase its goal to 90% by 2030. In line with the above, the indicator linked to lending was also updated.

The second target is linked to an increase in the number of women in senior management positions at our Company to 37% by 2027.

At the end of the year, Telefónica met the objectives committed to financial entities.

KPI	Benchmark value	2023
Reduction of Scope 1 and 2 greenhouse gases (%)	(Year 2015) 1.811.155	-81.4%
Women in senior management positions in the Group (%)	(Year 2020) 27,4%	32.8%

Committed bilateral lines operations with several financial entities reach a total volume of €4,032 million at the close of 2023, the interest applied to which is also linked to compliance with sustainability targets.

Sustainable finance at country level

This finance model has also been implemented in the countries in which the Group operates. In Brazil, **Vivo issued its first sustainability-linked bond** (SLB) in 2022 for a total amount of R$3.5 billion (equivalent to €654 million using the 2023 year-end exchange rate). Financing costs are linked to compliance with environmental and social targets by 2027.

In **Colombia**, Telefónica has **loans amounting to $1,098 billion COP** (equivalent to €260 million using the 2023 year-end exchange rate). These are related to, inter alia, the achievement of energy efficiency and cybersecurity training targets.

1.7.4. Impact of transition finance

In line with the Company's Climate Action Plan, the proceeds obtained are mainly used for **projects aimed at transforming and modernising** telecommunication networks **with a view to improving their energy efficiency and reducing their carbon footprint**, and thereby contributing to the transition to a sustainable economy. To measure their impact, Telefónica monitors the changes in the ratio of energy consumption per unit of traffic (MWh/PB), energy saved and emissions avoided.

From a social standpoint, the investment focused on **mobile broadband deployment projects in rural areas**. The impact of this is measured by the number of people who benefit and the total number of Telefónica users in these areas at the end of each period.

The allocation of funds and the associated environmental and social impacts are disclosed annually in accordance with the commitments made by Telefónica to its investors in each instance. In addition, and as required by the framework, all information is audited by an independent third party.

1.7.4.1. Progress in 2023

During the year the allocation to projects and the impact of the senior sustainable bond issued in May 2022 for €1 billion, the green hybrid bond issued November 2022 for €750 million and the green hybrid bond launched in January 2023 amounting to €1 billion were validated.

In total, **over €6 billion has been allocated to sustainable projects since 2016**. From an environmental perspective, it is important to point out that **more than 80% of the funds have been allocated to fixed and mobile network transformation projects**. The relationship between the funds and the environmental and social impacts is as follows.

Sustainable issuances: use and impact of funds

ENVIRONMENT			SOCIETY	
Projects			**Projects**	
Energy efficiency of network infrastructure	Renewable energy	Digital solutions for the environment	Broadband deployment (mobile broadband) in unconnected areas	Support for employment and
Main topics			**Main topics**	
Deployment of a more efficient network: fibre	Use of more environmentally friendly energy	Energy efficiency	Mobile connectivity in rural areas Closing the digital divide	Creation of companies Job creation
Impacts[1]			**Impacts[2]**	
+470 mil tCO_2 avoided **+2,000 GWh** of energy saved			**+7,200** rural municipalities benefiting from BAM deployment and improvement **+13 million** average number of users benefiting from the deployment and improvement of mobile broadband in rural areas	**143** companies receiving investment through Open Innovation **1.430** jobs created

Contemplated data:
1 Cumulative environmental impacts of the bonds issuances whose allocation report have already been published: green bond issued in February 2019, green hybrid issued in February 2020, sustainable hybrid issued in February 2021, sustainable hybrid issued in November 2021, sustainable senior bond issued in May 2022, and the Telefónica's Green Financing Instruments 2023 Report.
2 Social impacts calculated for the period 2019-2022.

1.7.5. Sustainable and Responsible Investment

Investors' and ESG analysts' positive perception of Telefónica's sustainability strategy and its implementation places our Company in a strong position for accessing ESG capital on the equity market as well as on the fixed income market, as mentioned above.

The SFDR represents an important milestone, now requiring investment funds that promote themselves as sustainable or ESG (investment funds focused on climate change solutions, ethical funds, etc.) to seek more quantitative and qualitative information on the companies in which they invest.

Telefónica has sought to anticipate the growing investor need for more in-depth sustainability disclosures by making its **Principal Adverse Impacts (PAIs)** available for the second consecutive year, and becoming one of the first companies to do so. Our PAI indicators are included in the Appendix (both the mandatory and optional indicators), which investors can use to regularly monitor their investment portfolios.



For further information, see 2.20. Appendix

To ensure that Telefónica's ambitious sustainability targets benefit from this growing influx of sustainable investment, we are focusing on four main areas:

1. For the second consecutive year, Telefónica has published data on the **alignment of its activities with the EU taxonomy** alongside the eligibility analysis, which was published for the first time in 2021.

2. In addition, **we seek to continue to anticipate investors' needs** for additional disclosures from companies to help them comply with their own SFDR disclosure requirements.

3. To demonstrate our positive impact, we continue to assess our **sustainability impacts** through a detailed sustainability impact assessment based on the Sustainable Development Goals (SDGs). In addition, Telefónica has received endorsements from institutions

such as the World Benchmarking Alliance and Ranking Digital Rights, making it a leader in the sector.

4. Another fundamental pillar of the ESG investment strategy is our **proactive engagement with financial market participants**, in particular institutional investors, analysts and ESG information providers.

Our ongoing dialogue with these stakeholders is geared towards meeting their needs for sustainability-related information, listening to their changing expectations and keeping them up to date with Telefónica's sustainability strategy. This task is particularly important given the diverse set of criteria and weightings used in assessing our performance.

Our continual exchange of information and feedback with investors supports our drive for continuous improvement while strengthening our leadership position in matters of sustainability. This is ultimately reflected in our Company's ratings and our inclusion in ESG benchmark indices such as the Dow Jones Sustainability™ Europe Index.

 For further information, see 1.9. Main indicators and footprint

Fonditel

The Company's commitment to sustainability can be demonstrated through its pension fund, Fonditel. Fonditel is the Telefónica Group's independent management company. It has over 30 years of experience in managing pension funds and investment funds that are tailored to the risk profile of its clients.

As part of its **Sustainable and Responsible Investment (SRI)** purpose, Fonditel is a signatory to the **United Nations Principles for Responsible Investment (UN PRI),** which, together with the **SDGs**, form the fundamental pillars of its SRI philosophy, thereby contributing to the development of a more sustainable global financial system.

Fonditel sees the integration of ESG issues into its investment process as an opportunity and the best way to fulfil its fiduciary duty to its investors rather than something that is solely a regulatory requirement.

The events of recent years have only **strengthened the fund manager's belief that it must support the transition to a more sustainable world** and, as institutional investors, be an active part of it by

encouraging the **reorientation of capital flows towards socially responsible and eco-friendly activities** that are aligned with the **2030 Agenda**. With this in mind, Fonditel continues to develop investment funds linked to the SDGs that **have a positive impact on the environment and society in addition to the economic value of the investments.**

Looking ahead, Fonditel plans to continue to build on its commitment to sustainable and responsible investment with the aim of contributing to sustainable economic, social and environmental development and fostering a fairer, more inclusive and caring society. In doing so, it maintains its long-term vision, resolutely committed to continue generating sustainable returns for its customers.

1.7.5.1. Progress in 2023

Sustainable and Responsible Investment (SRI)

There was a noticeable deceleration of capital flows to the ESG market during 2023. For example, according to Morningstar, sustainable funds decreased globally, from 161 billion USD to 63 billion during the year. Despite this trend, share ownership in Telefónica from institutional investors that consistently incorporate ESG criteria into their investment strategies continued to increase.

This is a useful indicator that confirms the growing importance of ESG factors in investment processes and the alignment of our sustainability strategy and performance with the expectations of these investors.

Percentage of shares incorporating ESG criteria over the total number of Telefónica shares managed by institutional investors[7]



CAGR 17-23: 7.8%

2017	2018	2019	2020	2021	2022	2023
23.7%	25.3%	29.3%	35.0%	36.1%	36.4%	37.2%

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[7] Source of public information on institutional investor-owned shares in Telefónica according to FactSet. Analysis of the percentage of investment based on ESG criteria performed by Leaders Arena.

According to the latest third-party research, the percentage of Telefónica shares managed by institutional investors that apply ESG criteria has been increasing year on year since 2017.

By the end of 2023, this percentage had reached 37.2%, measured according to the publicly disclosed **total number of Telefónica shares managed by institutional investors** (institutional shares). This increase of 0.8 percentage points on the 36.4% recorded the previous year is to be welcomed, especially in the context of a generally slower ESG market.

In particular, it is interesting to note that within Telefónica's ESG equity investments, **investments managed by ESG thematic funds**, including those promoting environmental and social characteristics (Art. 8 SFDR) and those pursuing sustainability targets (Art. 9 SFDR), continued to grow. In 2023 the percentage of Telefónica shares managed through ESG investment funds reached **5.8%** of institutional shares in the Company, compared to 4.8% the previous year.

This steady growth in sustainable investment fund ownership serves to reaffirm our focus on continuing to communicate our ESG strategy and performance to the financial markets. We believe this long-term vision underpins Telefónica's differentiation against its peers as we continue to enhance the ESG market's positive perceptions of Telefónica based on our progress and sustainability reporting.

Over the long term, we expect that the sustainable investment market will continue to grow, and that European regulation will sustain this growth, albeit indirectly.

1.8. European Taxonomy for sustainable activities

Key points

New activities

In 2023, Telefónica is reporting new eligible-activities related to the transition to a circular economy objective.

ICT in the Taxonomy

The potential of the telecommunication networks with regard to climate change mitigation is not currently addressed by the Regulation.

Sector progress

The sector has submitted a proposal for the development of a new activity covering telecommunications networks, using the EU mechanisms.

1.8.1. Regulatory background

Taxonomy Regulation (EU) 2020/852 on the establishment of a framework to facilitate sustainable investment provides the regulatory basis for defining both a classification system and the requirements an economic activity must fulfil to be classified as sustainable. This Regulation was developed in the context of the **Action Plan: Financing Sustainable Growth** and the **European Green Deal** to promote the investment needed to achieve a competitive, circular and climate-neutral economy by 2050. The European Taxonomy aims to establish a common language for identifying sustainable activities consistently throughout the European Union.

The regulatory framework is complemented by delegated regulations and annexes that implement the provisions of the Taxonomy Regulation.

In particular:

- **Delegated Regulation (EU) 2021/2139** establishing the technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to climate change mitigation or climate change adaptation (as well as **Delegated Regulation (EU) 2022/1214** and

Delegated Regulation (EU) 2023/2485, which set out additional activities and criteria).

- **Delegated Regulation (EU) 2021/2178** specifying the content and presentation of information to be disclosed by undertakings.

- **Delegated Regulation (EU) 2023/2486** establishing the technical screening criteria for four additional environmental objectives: sustainable use and protection of water and marine resources; the transition to a circular economy; pollution prevention and control; and the protection and restoration of biodiversity and ecosystems.

The latter Regulation completes the legislative framework that sets out the requirements for determining the conditions under which an economic activity qualifies as being sustainable in relation to environmental objectives.

For the financial year covered by this Report, and as set out in this Regulation, only eligible activities related to these new objectives should be disclosed. The reporting of alignment shall take place from the following year onwards.

The European Commission has also published additional notices concerning the aforementioned Delegated Regulations, with the intention of reducing the

uncertainty surrounding the interpretation and application of this complex regulatory framework.

1.8.2. Scope of the report

The Regulation **applies to the activities carried out by Telefónica** across all its **fully consolidated** companies.

Environmental sustainability is part of the Company's strategy, as it is aligned with **global targets to reverse climate change.** To this end, the Company has a Climate Action Plan that aims to transform the organisation in order to reduce its impact and help its customers reduce their environmental footprint.

Deploying **state-of-the-art fixed and mobile telecommunications networks** (such as fibre optics or 5G) that are much more efficient in terms of energy consumption, and based on renewable electricity, reduces and contributes to climate change mitigation.

The **digital services** (such as cloud, Internet of Things (IoT) and big data) offered by the Company are not only aimed at making technology easier for our customers to use on a day-to-day basis, but also at benefiting the environment by reducing emissions when these services are provided through the Group's infrastructure.

Telefónica also promotes the transition to a **circular economy,** based on environmental design criteria, reuse and recycling as part of its program to become a Zero Waste company.

 For further information, see chapter 2.2. Energy and climate change

 For further information, see chapter 2.3. Circular economy

1.8.3. Vision and scope of the Taxonomy

Some of Telefónica's digital solutions are covered by the Taxonomy because of their **climate change mitigation potential**. According to **ETNO and BCG**[1], the sector has the potential to reduce global CO_2 emissions by up to 15% through the complete digitalisation of other sectors (e.g. transportation and energy, smart buildings and cities, and based on solutions

such as blockchain applications, etc.). Other **studies**, e.g. the Exponential Roadmap[2], indicate that digital technologies can indirectly support a further reduction of up to 35% when criteria such as changing consumption habits over the coming years are considered.

Following the approval of the four additional objectives, and specifically the one concerning the **transition to a circular economy,** the Company also intends to make a valuable contribution in this regard. Telefónica is working on **initiatives to promote circularity** in collaboration with other sector stakeholders and is aligned with the GSMA-defined commitments for 2030 to **reuse and recycle 100% of network equipment and mobile devices collected,** as well as to take back 20% of used mobile devices from customers.

1.8.4. Methodology and results

1.8.4.1. Understanding the taxonomy requirements

According to Article 8 of the Taxonomy Regulation, **non-financial undertakings must disclose** the following information for each of the environmental targets set out in the Regulation, and as provided for in Annex I of Delegated Regulation (EU) 2021/2178:

- The proportion of their **turnover** derived from Taxonomy-eligible and Taxonomy-aligned activities.

- The proportion of their **capital expenditure** (CapEx) derived from Taxonomy-eligible and Taxonomy-aligned activities.

- The proportion of their **operating expenditure** (OpEx) derived from Taxonomy-eligible and Taxonomy-aligned activities.

- **Explanatory information** accompanying the relevant KPIs:

  – Accounting policy.

  – Assessment of compliance with the Taxonomy Regulation.

  – Contextual information.

The Regulation also specifies[3] that qualitative explanations and quantitative breakdowns must be provided in the event of any change in the approach and methodology used previously, along with comparative figures and sufficient information to be able to trace the trends of the data provided.

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[1] Connectivity & Beyond: How Telcos Can Accelerate a Digital Future for All. ETNO and Boston Consulting Group. March 2021.
[2] Exponential roadmap. Scaling 36 solutions to halve emissions by 2030. Version 1.5.1.
[3] As indicated in point 1.2.3.1, sections a) and c) of the Delegated Regulation (EU) 2021/2178.

For the **eligibility and alignment analysis exercise,** Telefónica has adopted the following methodological approach:

1. **Assessment of eligibility** of the Company's activities. This is an analysis of the accounting items relating to the three KPIs based on the description of activities provided in Annexes I and II to Delegated Regulation (EU) 2021/2139 and Annexes I to IV of Delegated Regulation 2023/2486.

2. Assessment of the **technical screening criteria for substantial contribution** laid down in Delegated Regulation (EU) 2021/2139. Not applicable until 2024 for the objectives in Delegated Regulation (EU) 2023/2486.

3. Assessment of the **"do no significant harm"** (DNSH) criteria regarding the other environmental targets provided in Delegated Regulation (EU) 2021/2139. Not applicable until 2024 for the objectives in Delegated Regulation (EU) 2023/2486.

4. Assessment of compliance with **social minimum safeguards** according to:

   – Platform report on Social Minimum Safeguards.

   – OECD Guidelines for Multinational Enterprises.

   – United Nations Guiding Principles on Business and Human Rights (including the principles and rights included in the International Labour Organization's eight core conventions as set out in the Declaration on Fundamental Principles and Rights at Work and those expressed in the International Bill of Human Rights).

5. Calculation of the percentages of each of the three **KPIs** of Taxonomy-eligible and Taxonomy-aligned economic activities (i.e. that comply with points 2, 3 and 4).

Below is a description of the **process for calculating the** three KPIs. Also covered below are the key aspects related to **accounting policy, compliance with the Taxonomy Regulation** and **contextual information** to support an adequate understanding of the indicators.

1.8.4.2. General considerations

In order to calculate the revenue, CapEx and OpEx indicators, Telefónica uses the information from the local and/or global database for the different **business units.**

Information on the VMED O2 UK joint venture is excluded from the scope as the Company is not fully consolidated.

Transactions between Group companies were analysed for identification and traceability purposes. However, they are not included in the calculation as they are excluded from full consolidation due to being intercompany transactions.

Due care was taken to **avoid double counting** throughout the entire process:

a. **Reconciliation with accounting information**, which ensures appropriate consideration of eliminations and adjustments on consolidation.

b. **Use of consistent information sources**, which prevents the same item from being considered under two different KPIs or twice under the same KPI.

c. **Verification of the completeness and accuracy of the data.**

After assessing each of the three indicators, the following were identified as **the main Taxonomy-eligible economic activities:**

• Activities that can make a substantial contribution to **climate change mitigation** (CCM according to the defined nomenclature of the Regulation):

   – **Activity 8.1.** Data processing, hosting and related activities.

   – **Activity 8.2.** Data-driven solutions for GHG emissions reductions.

• Activities that can make a substantial contribution to the **transition to a circular economy** (EC according to the defined nomenclature of the Regulation):

   – **Activity 5.1.** Repair, refurbishment and remanufacturing.

   – **Activity 5.4.** Sale of second-hand goods.

   – **Activity 5.5.** Product-as-a-Service and other circular use- and result-oriented service models.

The analysis also assessed activities 4.1. Provision of IT/OT data-driven solutions for leakage reduction (water) and 4.1. Provision of IT/OT data-driven solutions (circular economy). However, these activities are not reported independently in the disclosure templates for the following reasons:

• Telefónica's solutions are related to the description of the activities but are part of a broader group of solutions.

- These solutions are covered by the scope of activity 8.2.

In addition, **other secondary activities mainly related to energy efficiency and sustainable mobility were identified.** These activities correspond to individual measures in the Taxonomy Regulation.

These activities are:

– **Activity 6.5.** Transport by motorbikes, passenger cars and light commercial vehicles.

– **Activity 7.3.** Installation, maintenance and repair of energy efficiency equipment.

– **Activity 7.4.** Installation, maintenance and repair of charging stations for electric vehicles in buildings.

– **Activity 7.5.** Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings.

– **Activity 7.6.** Installation, maintenance and repair of renewable energy technologies.

– **Activity 7.7.** Acquisition and ownership of buildings.

Among the activities reported in the 2022 financial year as having the potential to make a substantial contribution to climate change adaptation were:

- Activity 8.3. Programming and broadcasting activities.

- Activity 13.3. Motion picture, video and television programme production, sound recording and music publishing activities.

In 2023, the conclusion reached after a more in-depth analysis of the audiovisual content identified in the 2022 Report was that content associated with the two activities is not eligible and therefore does not make a substantial contribution to the target of climate change adaptation. The content that could potentially be included in these activities does not primarily aim to increase the level of resilience to physical climate risks, contribute to adaptation efforts or substantially contribute to preventing or reducing the potential impacts of current and future climate risks regarding people, nature, cultural heritage, assets and other economic activities.

For this reason, no indicators associated with these two activities are reported for 2023, nor did we carry out the analysis of compliance with technical criteria or the DNSH principle.

In line with the above, and for comparability purposes, the 2022 figures have been restated considering additionally the inclusion of OI assets, the Incremental Group and the Be-Terna Group, and the update of Argentina's inflation adjustment.

1.8.4.3. Proportion of turnover derived from Taxonomy-eligible and Taxonomy-aligned activities

This KPI shows the relative weight of turnover derived from **products or services associated with economic activities covered by the Taxonomy over total turnover**[4]. For the economic activities to be Taxonomy-aligned, they must also meet the related technical screening criteria.

Telefónica has analysed the various items included in its **revenue model**, enabling it to identify revenue items considered Taxonomy-eligible and then differentiate between those that comply with the technical screening criteria described in the previous section (Taxonomy-aligned items) and those that are not covered by the Taxonomy.

Revenues are classified, according to their nomenclature and codes in the tables, under the following headings:

- **A.1. Revenues from Taxonomy-eligible and Taxonomy-aligned activities (656 million euros):** from digital services/solutions providing data and analysis that enable the reduction of GHG emissions associated with other activities (CCM 8.2.).

- **A.2. Revenues from Taxonomy-eligible but not Taxonomy-aligned activities (1,757 million euros):** from cloud services made available to users via the Internet, facilitating the storage of user data in data centres (858 million euros) (CCM 8.1.); revenues from the maintenance and repair of customer equipment (21 million euros) (CE 5.1.), the sale of second-hand mobile handsets (32 million euros) (CE 5.4.), the rental of equipment necessary for the provision of services and the leasing of mobile handsets (829 million euros) (CE 5.5.); as well as the installation and maintenance of solar panels (17 million euros) (CCM 7.6.).

- **B. Revenues derived from Taxonomy non-eligible activities (38,239 million euros):** from connectivity solutions provided through state-of-the-art[5] data transmission networks and other networks[6] and revenues from voice and television services, new handset sales and digital services/solutions that do not reduce GHG emissions associated with other activities.

[4] See Note 26 to the Consolidated Financial Statements.
[5] Fibre fixed network, 4G and 5G mobile networks.
[6] Mainly copper fixed network, 2G and 3G mobile networks.

Turnover information is presented below, taking into account the templates per environmental objective (footnote c)[7] and activity breakdown, in accordance with Annex V of Delegated Regulation (EU) 2023/2486.

Table per environmental objective according to footnote (c)

	Proportion of turnover/Total turnover	
	Taxonomy-aligned per objective	**Taxonomy-eligible per objective**
CCM	1.6 %	3.8 %
CCA	0 %	0 %
WTR	0 %	0 %
CE	0 %	2.2 %
PPC	0 %	0 %
BIO	0 %	0 %

[7] The codes represent the abbreviation of the objectives: — Climate change mitigation: CCM — Climate change adaptation: CCA — Water and marine resources: WTR — Circular economy: CE — Pollution prevention and control: PPC — Biodiversity and ecosystems: BIO.

Proportion of turnover derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2023

Financial year		2023		Substantial contribution criteria						DNSH Criteria ('Does Not Significantly Harm')									
Economic Activities	Code	Turnover	Proportion of Turnover, year N	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) turnover, year N-1	Category enabling activity	Category transitional activity
Text		*€M*	*%*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*%*	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1 Environmentally sustainable activities (Taxonomy-aligned)																			
Data-driven solutions for GHG emissions reductions	CCM 8.2.	656	1.6%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.3%	E	
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**656**	**1.6%**														**1.3%**		
Of which enabling		**656**	**1.6%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**								**1.3%**	**E**	
Of which transitional		**0**	**0.0%**	**0%**															
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*										
Repair, refurbishment and remanufacturing	CE 5.1.	21	0.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-		
Sale of second-hand goods	CE 5.4.	32	0.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-		
Product-as-a-service and other circular use- and result-oriented service models	CE 5.5.	829	2.0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-		
Installation, maintenance and repair of renewable energy technologies	CCM 7.6.	17	0.04%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								-		
Data processing, hosting and related activities	CCM 8.1.	858	2.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1.8%		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**1,757**	**4.3%**	**50%**	**0%**	**0%**	**0%**	**50%**	**0%**								**1.8%**		
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		**2,413**	**5.9%**	**63%**	**0%**	**0%**	**0%**	**37%**	**0%**								**3.1%**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities (B)		**38,239**	**94%**																
Total		**40,652**	**100%**																

1.8.4.4 Proportion of CapEx of Taxonomy-eligible and Taxonomy-aligned activities

This indicator shows the proportion of capital expenditure (CapEx) corresponding to **assets or processes associated with economic activities covered by the Taxonomy**. For the economic activities to be Taxonomy-aligned, they must also meet the related technical screening criteria.

The denominator includes **additions to property, plant and equipment and intangible assets** (equal to CapEx as defined in the financial information reported by the Group[8]). The definition of CapEx associated with the Taxonomy also includes **right-of-use** additions recognised in accordance with IFRS 16, as well as additions of property, plant and equipment and intangible assets and right-of-use additions arising from **business combinations.**

The details are as follows:

	2023	2022
Additions to tangible and intangible fixed assets	5,579	5,819
Additions of rights of use	2,391	2,448
Additions due to business combinations	12	795
Total CapEx associated with the Taxonomy	**7,982**	**9,062**

Telefónica has analysed the various items in its **CapEx model**, enabling it to classify investments, in accordance with their nomenclature and codes in the tables, under the following headings:

- **A.1. Taxonomy-eligible and Taxonomy-aligned investments (44 million euros)**: directly and exclusively related to digital services/solutions and some specific measures implemented to improve the energy efficiency of telecommunications networks (33 million euros) (CCM 8.2.), energy saving measures for equipment (8 million euros) (CCM 7.3.) and for buildings (3 million euros) (CCM 7.5.), as well as the installation of charging points for electric vehicles in buildings (0.04 million euros) (CCM 7.4.).

- **A.2. Taxonomy-eligible but not Taxonomy-aligned investments (739 million euros):** associated with cloud services and storage of data in data centres (37 million euros) (CCM 8.1.), the maintenance and repair of customer equipment (1 million euros) (CE 5.1.), the purchase of equipment that is necessary for the provision of associated customer services (routers, set-top boxes and B2B equipment) (633 million euros) (CE 5.5.), fleet management (6 million euros) (CCM 6.5.) and the acquisition and ownership of buildings (62 million euros) (CCM 7.7.).

- **B. Non-Taxonomy-eligible investments (7,200 million euros)**: associated with next-generation data transmission networks[9] (access, infrastructure, transmission, core and capitalised expenditure related to labour) and other networks[10], investments in TV content production, as well as other CapEx concepts (non-eligible right-of-use additions, systems, etc.).

CapEx information is presented below, taking into account the templates per environmental objective (footnote c) and activity breakdown, in accordance with Annex V of Delegated Regulation (EU) 2023/2486.

Table per environmental objective according to footnote (c)

	Proportion of CapEx/Total CapEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0.5%	1.9%
CCA	0.0%	0.0%
WTR	0.0%	0.0%
CE	0.0%	7.9%
PPC	0.0%	0.0%
BIO	0.0%	0.0%

---

[8] See Note 6 and Note 8 to the Consolidated Financial Statements.
[9] Fibre fixed network, 4G and 5G mobile networks.
[10] Mainly copper fixed network, 2G and 3G mobile networks.

Proportion of CapEx derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2023

Financial year	2023			Substantial contribution criteria						DNSH Criteria ('Does Not Significantly Harm')									
Economic Activities	Code	CapEx	Proportion of CapEx, year N	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) CapEx, year N-1	Category enabling activity	Category transitional activity
Text		*€M*	*%*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*%*	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1 Environmentally sustainable activities (Taxonomy-aligned)																			
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3.	8	0.1%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1%	E	
Installation, maintenance and repair of charging stations for electric vehicles in buildings	CCM 7.4.	0.04	0.001%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	-	E	
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5.	3	0.04%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%	E	
Data-driven solutions for GHG emissions reductions	CCM 8.2.	33	0.4%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.5%	E	
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**44**	**0.5%**														**0.5%**		
Of which enabling		**44**	**0.5%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**									E	
Of which transitional		**0**	**0.0%**	**0%**															
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*										
Repair, refurbishment and remanufacturing	CE 5.1.	1	0.02%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-		
Product-as-a-service and other circular use- and result-oriented service models	CE 5.5.	633	7.9%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-		
Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5.	6	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.03%		
Acquisition and ownership of buildings	CCM 7.7.	62	0.8%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.6%		
Data processing, hosting and related activities	CCM 8.1.	37	0.5%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.4%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**739**	**9.3%**	**14%**	**0%**	**0%**	**0%**	**86%**	**0%**								**1.1%**		
A. CapEx of Taxonomy-eligible activities (A.1+A.2)		**782**	**9.8%**	**19%**	**0%**	**0%**	**0%**	**81%**	**0%**								**1.6%**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy-non-eligible activities		**7,200**	**90%**																
TOTAL		**7,982**	**100%**																

1.8.4.5. Proportion of OpEx of Taxonomy-eligible and Taxonomy-aligned activities

This indicator shows the proportion of operating expenditure (OpEx) corresponding to economic activities covered by the Taxonomy.

The denominator includes **direct non-capitalised costs** related to **short-term leases, maintenance and repairs,** and any **other direct expenditures relating to the day-to-day servicing of property, plant and equipment assets** that are necessary to ensure their continued and effective functioning.

In addition to the exercise carried out in 2022, with the entry into force of the new Delegated Regulation (EU) 2023/2486 in 2023, new accounting items have been identified as eligible, for both the numerator and the denominator, in relation to operational expenditure, corresponding to activity 5.1. of the circular economy target.

Expenditure is classified, according to its nomenclature and codes in the tables, under the following headings:

- **A.1. Taxonomy-eligible and Taxonomy-aligned operational expenditure (0.2 million euros)**: related to digital services/solutions aimed at providing data and analysis that reduce GHG emissions from other activities (CCM 8.2).

- **A.2. Taxonomy-eligible but non-Taxonomy-aligned operational expenditure (27 million euros):** associated with the refurbishment, repair and maintenance of customer equipment (CE 5.1.).

- **B. Non-eligible operational expenditure (2,767 million euros).**

OpEx information is presented below, taking into account the templates per environmental objective (footnote c) and activity breakdown, in accordance with Annex V of Delegated Regulation (EU) 2023/2486.

Table per environmental objective according to footnote (c)

	Proportion of OpEx/Total OpEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0.01 %	0.01 %
CCA	0 %	0 %
WTR	0 %	0 %
CE	0 %	1.0 %
PPC	0 %	0 %
BIO	0 %	0 %

Proportion of OpEx derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2023

Financial year	2023			Substantial contribution criteria						DNSH Criteria ('Does Not Significantly Harm')									
Economic Activities	Code	OpEx	Proportion of OpEx, year N	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) OpEx, year N-1	Category enabling activity	Category transitional activity
Text		*€M*	*%*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*%*	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1 Environmentally sustainable activities (Taxonomy-aligned)																			
Data-driven solutions for GHG emissions reductions	CCM 8.2.	0.2	0.01%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	-	E	
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**0.2**	**0.01%**														**-**		
Of which enabling		**0.2**	**0.01%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**									**E**	
Of which transitional		**0.0**	**0.00%**																
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*										
Repair, refurbishment and remanufacturing	CE 5.1.	27	1.0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**27**	**1.0%**	**0%**	**0%**	**0%**	**0%**	**100%**	**0%**								**-**		
A. OpEx of Taxonomy eligible activities (A.1+A.2)		**27**	**1.0%**	**1%**	**0%**	**0%**	**0%**	**99%**	**0%**								**-**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy-non-eligible activities		**2,767**	**99%**																
TOTAL		**2,795**	**100%**																

1.8.5. Compliance with the technical screening criteria

For each of the activities identified as eligible in relation to climate change mitigation targets, we have assessed the technical substantial contribution and "do no significant harm" criteria. In addition, the Group's compliance with the social minimum safeguards has been verified.

As stated earlier, this analysis will not be applicable until 2024 for the four additional objectives contained in Delegated Regulation (EU) 2023/2486, as set out therein.

The main actions and measures taken by Telefónica can be summarised as follows:

Substantial contribution to climate change mitigation of activity 8.1.

For data processing, hosting and related activities to qualify as contributing substantially to climate change mitigation, the following two main **technical criteria** must be fulfilled:

- All relevant practices listed in the most recent version of the **EU Code of Conduct for Energy Efficiency in Data Centres**[11] are implemented and third-party assurance is given at least every three years.

- Use of refrigerants in the data centre cooling systems of which **global warming potential** (GWP) do not exceed 675.

In 2023, after more than a year in development, the European Commission published the framework for assessing data centres in the context of activity 8.1. of the Taxonomy Climate Delegated Regulation. Once the audit criteria have been established, the Company will use that framework to explore how to carry out the alignment analysis for this activity.

Substantial contribution to climate change mitigation of activity 8.2.

The substantial contribution to climate change mitigation of data-driven solutions is associated with the fulfilment of the following technical screening criteria:

1. ICT solutions are predominantly used for the **provision of data and analytics** enabling GHG emission reductions.

2. **Life cycle analysis** demonstrates substantial GHG emission savings compared to the best performing alternative solution/technology, where an alternative solution/technology is already available on the market.

The first **technical criterion** is demonstrated through a set of studies and methodologies that evaluate, identify and on occasion quantify the impacts on the climate of the digital solutions Telefónica provides to its customers.

Numerous industry studies have shown the emissions reductions that can be achieved by using digital solutions such as those mentioned above. Examples of studies include the GSMA's *The Enablement Effect and the GeSI Mobile Carbon Impact,* both of which provide information on the substantial contribution these ICT solutions make to avoided emissions.

Analysis carried out by Telefónica included the following projects:

- **Avoided emissions methodology:**

Telefónica analysed many of the connectivity and digital solutions it offers to both business and private customers that are associated with emissions reductions and quantified those reductions.

In order to address the technical screening criteria outlined in the Taxonomy, the solutions were grouped into the following categories:

- **Solutions for smart cities:** Internet of Things (IoT) solutions to promote the efficient and sustainable management of cities in various areas, such as public transport, use of energy and water resources, public spaces and communication with residents.

- **Mobility solutions:** IoT solutions designed for route planning and increasing the efficiency of different modes of transport. The connectivity Telefónica provides to support the operation of these types of solution helps to increase the efficiency of fleet management, boost the speed of management and improve driver behaviour.

- **Industry 5.0 solutions:** this category includes IoT connections that aim to quantify how using specific pieces of equipment within their operating limit affects their energy consumption and subsequently their emissions profile.

- **Smart working solutions:** a set of services that enable people to work remotely and participate in audio/video conferencing and e-learning, etc., thereby reducing the amount of GHG emissions generated by travel.

- **Energy efficiency solutions:** a set of services that include telemetry and remote management of energy consumption in offices, factories and corporate buildings with a wide geographical distribution, such as hotels, banks and supermarkets.

---

[11] https://joint-research-centre.ec.europa.eu/energy-efficiency/energy-efficiency-products/code-conduct-ict/code-conduct-energy-efficiency-data-centres_en

◦ **Agricultural management solutions:** solutions that enable innovation, digitalisation and analysis of crop data with the aim of optimising resource use.

◦ **E-health solutions:** solutions that facilitate the use of remote healthcare services, obviating the need to travel to and from healthcare centres.

• **Eco Smart** seal:

This label is an initiative developed by Telefónica with the aim of identifying the environmental benefits generated by our products and services following customer implementation, e.g. in terms of energy savings.

 For further information, see 2.11. Sustainable offering and innovation

Also in connection with the first technical screening criterion, we analysed and demonstrated the substantial contribution made by energy efficiency and virtualisation solutions that are applied to the telecommunications network.

• **Life Cycle Assessment (LCA)**

The second **technical criterion**, which is related to life cycle analysis, is not considered applicable to the categories of solutions described above, as there are no alternative solutions on the market. For example, the baseline scenario for all IoT solutions involves devices that are not connected, but no intermediate technology has been developed.

Substantial contribution to climate change mitigation of secondary activities

As mentioned previously, Telefónica also undertakes a number of energy efficiency-related initiatives that contribute to reducing the greenhouse gas emissions generated by its own activity.

The following activities are considered Taxonomy-aligned:

– 7.3. Installation, maintenance and repair of energy efficiency equipment

Initiatives mainly related to the modernisation of air-conditioning and free-cooling systems in buildings. Telefónica applies **EER procurement criteria** identifying minimum performance in line with its energy efficiency strategy. Equipment that meets the minimum criteria for high energy efficiency is considered Taxonomy-aligned.

– 7.4. Installation, maintenance and repair of charging stations for electric vehicles in buildings

This activity is considered taxonomy-aligned according to the technical screening criteria for activity 7.4.

– 7.5. Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings

Implementation of electronic devices to improve the energy management of buildings. this activity is considered to be aligned with the individual measures listed in activity 7.5.

Do No Significant Harm to climate change adaptation

This principle requires any physical climate risks associated with Telefónica's operations to be identified and assessed under different climate scenarios. The aim is to identify and apply adaptation solutions that significantly reduce the material risks detected. Risk identification is carried out in accordance with the Group's risk management approach and tailored to the cause underlying the climate risk assessment. The probability of occurrence is estimated for each risk, along with the possible impact and economic value, to arrive at an expected level of exposure for each scenario analysed[12].

To this end, Telefónica assessed the **physical climate change risks** using climate projections covering both RCP 2.6 (a global temperature increase by the end of the century of no more than 2ºC) and RCP 8.5 (a global temperature increase by the end of the century of around 4ºC) climate scenarios and time horizons up to 2030, 2040 and 2050.

In addition, Telefónica has developed an **Adaptation Plan**, which includes several lines of action aimed at protecting the Company's assets against any extreme weather event (e.g. extreme wind, fires or sea-level rises) to reduce its exposure to the material physical risks identified and to adapt to the consequences of climate change.

This analysis does not include Activity 7.6., as it is new to the exercise. In the coming years, Telefónica will analyse the criteria corresponding to this principle and, if necessary, carry out its evaluation.

 For further information, see 2.2. Energy and climate change

---

[12] For climate change, any risk associated with a negative perception of Telefónica's commitments to a low-carbon economy or adapting to resource scarcity is considered a material strategic impact.

Do No Significant Harm to sustainable use and protection of water and marine resources

Telefónica's water consumption can mainly be ascribed to **sanitary use**, and to a lesser extent to its use in cooling. This consumption amounts to 2.8 million litres of water in 2023.

The Company has also adopted several measures in order to use water more efficiently, especially in areas of high water stress (717 megalitres in 2023).

Water consumption at data centres occurs through a closed cooling system, so there are no discharges to freshwater streams or seawater that could cause harm or have a material adverse impact.

Do No Significant Harm to the transition to a circular economy

Network infrastructure maintenance is the main source of waste for Telefónica.

With regard to the management of waste at the end of the useful life of electrical and electronic equipment, Telefónica maintains **contractual agreements for the collection of waste** and verifies that the waste manager is authorised and has adequate control over the waste. In addition, the appropriate documentation is in place to ensure compliance with the directives applicable to the equipment purchased and that are part of the Company's operations.

 For further information, see 2.3 Circular economy

 For further information, see 2.4. Biodiversity, water and other environmental aspects

Do No Significant Harm to pollution prevention and control

The procurement of energy efficiency equipment is an activity that could potentially contain materials and components that could pose a risk of contamination.

This year, most of the purchases of this type of equipment have been related to air conditioning. For this reason, Telefónica includes as a requirement, within the tender processes, that air conditioning equipment complies with the **directives and regulations restricting the use of hazardous substances** in electrical and electronic equipment, and those relating to the registration, evaluation, authorisation and restriction of chemical substances and preparations, thus guaranteeing a high level of protection for the environment, the health and safety of employees and the Company.

With respect to the DNSH evaluation of the activity 7.3., Telefónica has carried out a process in which it has evaluated the following aspects through confirmation by electrical and electronic equipment suppliers of the company environmental statements:

- In line with the provisions of the REACH Regulation, the supplier declares that the products it supplies to Telefónica do not exceed 0.1% by weight of any substance included in the list of substances of very high concern, as listed by the "European Chemicals Agency".

- In line with the provisions of the RoHS directive, the supplier declares that the products it supplies to Telefónica do not exceed the limits established in Annex II of the aforementioned directive.

Likewise, for the specific case of the use of batteries and accumulators, and in line with the provisions of Directive 2006/66/EC and its update according to Directive 2013/56, the supplier declares that the products do not exceed the limits established by this Directive in terms of the following substances: mercury and cadmium.

Although the DNSH criterion requires evaluating some additional aspects to those indicated above, Telefónica considers that, with the evaluation of these aspects, it evaluates said DNSH criterion in a sufficiently significant manner.

Social minimum safeguards

For an economic activity to qualify as environmentally sustainable, it must be carried out in accordance with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights. Telefónica's compliance was assessed in accordance with the **Platform on Sustainable Finance's Report on Minimum Safeguards** (the Platform Report) published in October 2022.

In addition, in 2023 and in line with the Commission Notice on the interpretation and implementation of certain legal provisions of the EU Taxonomy Regulation, progress has been made towards developing the Company's management approach to identifying, mitigating and remediating adverse human rights impacts.

It is worth noting that the Platform Report was prepared for the sole purpose of guiding the European Commission in its task of establishing formal criteria for assessing social issues. However, **Telefónica considered it good practice to anticipate potential future regulatory developments and analysed its alignment with social safeguards** based on the four areas identified in the report: human rights, corruption, taxation and fair competition.

Telefónica respects and promotes human rights throughout its entire value chain. For this reason, it has a due diligence system in place that includes policies, regular adverse impact assessment procedures, management measures to prevent and mitigate identified potential impacts, monitoring and communication procedures, and complaint and remedy mechanisms. It also has competition, anti-corruption, responsible business, conflict of interest and fiscal responsibility policies and procedures in place, among others, to reinforce the Group's commitment to social rights and sustainable growth.

For further information, see chapter 2.14. Human rights

For further information, see chapter 2.16. Ethics and compliance

For further information, see chapter 2.17. Fiscal transparency

Based on the issues addressed in the previous sections, Telefónica is implementing everything necessary to comply with the three levels of technical screening criteria associated with the climate change mitigation and adaptation targets for activities reported by Telefónica.

1.8.6. The telecommunications networks in the Taxonomy

The application of the taxonomy regulatory framework has generated **uncertainty and doubts of interpretation** in the market. This, despite the efforts of the European Commission to provide greater clarity on the application through complementary notices to the Taxonomy Regulation.

In the ICT sector, the fundamental debate has focused around Activity 8.2 and **whether or not telecommunications networks should be considered** within its scope.

Telefónica has been adapting its report in accordance with the evolution in interpretation. In December 2022, with the publication of the European Commission's draft of FAQ, the Company opted for an approach focused exclusively on the substantial contribution to climate change mitigation of some services that favour the reduction of GHG emissions such as digital solutions for energy efficiency, mobility or smart working, among others.

Previously, however, with the objective of showing what the impact of the Taxonomy report would have been

considering the telecommunications networks, the Company applied the technical criteria of activity 8.2. and carried out a **life cycle analysis to measure the impact of connectivity services** on both fixed and mobile networks[13].

The study was carried out based on the ETSI ES 203 199 standard and its results were verified by an independent third party. The results of the analysis demonstrate the **substantial contribution of next-generation connectivity solutions**: fibre has an environmental impact 18 times less than copper and 4G/5G has an impact seven times less than 2G/3G (in terms of PB) .

Public positioning of the sector

In April 2023, ETNO published a sectoral positioning document[14] that reflects the difficulties of interpretation and implementation of the Taxonomy Regulation. The document also highlights the fundamental role of telecommunications networks in the decarbonization process of the global economy.

In December, ETNO and GSMA proposed a **new taxonomic activity for telecommunications networks using** the **EU taxonomy stakeholder request mechanism** created by the Sustainable Finance Platform. The objective is that the deployment and operations of the networks can be considered among the Taxonomy activities in the next delegated act.

The above would allow **progress in achieving the targets of the 2030 Digital Decade**. These objectives include, among others, Gigabit connectivity for all European homes, and that all populated areas are covered by high-speed wireless networks with performance, at less, equivalent to 5G technology.

Achieving these targets **will require substantial** private and public sector **investments**. The European Commission estimates an investment gap of €174 billion in Europe's telecommunications infrastructure[15].

Promoting investment in sustainable networks and guaranteeing financial stability is **crucial to foster competitive and innovative markets** that offer broad coverage for all citizens.

Consequently, **the Taxonomy Regulation favours the interconnection between the green and the digital transition**. It is a key tool to guide investment in telecommunications networks aligned with the EU's climate objectives, while increasing the attractiveness for capital markets to contribute to the achievement of the EU's digital goals by investing in secure and sustainable networks.

---

[13] Connectivity Solutions' Life Cycle Assessment.

[14] EU Taxonomy and the European telecommunications sector.

[15] Investment and funding needs for the Digital Decade connectivity targets (https://digital-strategy.ec.europa.eu/en/library/investment-and-funding-needs-digital-decade-connectivity-targets

1.8.7. Other information related to Taxonomy

Information on activities related to nuclear energy and fossil gas contained in Annex III of Delegated Regulation 2022/1214.

Nuclear energy related activities

1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	No
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	No
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	No

Fossil gas related activities

4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No

1.9. Main indicators and footprint

1.9.1. Company details
GRI 2-1

Telefónica, SA is a global company that has been connecting lives for 100 years. Headquartered in Madrid, it is currently one of the world's leading telecommunications service providers, with operations in 12 countries (Spain, Germany, Brazil, the UK, Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela), a presence in 41 countries and almost 388 million accesses worldwide.

1.9.1.1. Key indicators

Revenues by segment (millions of euros)

Segment	2023
Telefónica Spain	12,654
Telefónica Germany	8,614
Telefónica Brazil	9,650
Telefónica Hispam	8,381
VMO2	12,547[1]

Total accesses (thousands)

Segment	2023
Telefónica Spain	40,992
Telefónica Germany	49,832
Telefónica Brazil	113,102
Telefónica Hispam	112,575
VMO2	57,609

1.9.2. Consolidated results

Main financial indicators (millions of euros)

Results	2023	Reported annual variation
Revenues	40,652	1.6%
OIBDA	11,390	(11.4%)
Profit for the year	-574	c.s.
Free cash flow	3,988	(12.7%)
Net financial debt	27,349	2.5%

---

[1] VMO2's revenue data is presented under management criteria, that is, at 100% of VMO2. Telefónica's participation percentage in VMO2 is 50%.

1.9.3. Share price performance

Telefónica on the stock exchange, 2023
Share price performance
(TEF & IBEX-35 & Stoxx Europe Telco)



TEF +4,4% DJ Telco +3,8% Ibex-35 +22,8%

Share figures

Close (€)	3.53
52-week maximum	4.125
52-week minimum	3.385
Total average daily volume (mill. shares)	56
Number of shares (million)	5,750
Market capitalisation (million €)	20,322

Remuneration/total shareholder return

2023: €0.3/share in cash

➔ €0.15/share December 2023

➔ €0.15/share June 2024

➔ Paid in cash in 2023

   ➔ €0.15/share June

   ➔ €0.15/share December

2023 TSR: +13.0%

Analysts' recommendations[1]

Buy	40%
Hold	47%
Sell	13%

Stock exchange listings

Madrid
Nueva York (ADR)
Lima (ADS)

Target price[1]

 **4.27€/ share**

Number of shareholders

 **1.1 million**

Credit ratings

Moody's	Baa3
fitch	BBB
S&P	BBB-

(1) Bloomberg; 31/12/2023.

European and US equity markets ended with strong gains thanks to positive performance in the last quarter of the year as the market started to factor in future interest rate cuts already announced by some central banks for 2024, shifting away from tight monetary policy to tackle high inflation and avoid a recession for both the US and major European economies.

Among the main European markets (EStoxx-50 +19.2%), the peripheral stock markets performed the best (Ibex-35 +22.7%, MIB 28.0%), with the Ibex-35 achieving its best performance since 2009. It was followed by the DAX (+20.3%) and the CAC 40 (+16.5%), while the FTSE-100 closed with a more modest rise (+3.8%). Elsewhere, the US markets also ended the year with significant gains, reaching close to all-time highs, driven mainly by the outstanding performance of technology stocks (Nasdaq +43.4%, S&P

+24.2% and Dow Jones 13.7%). The MSCI World index rose by +17.9% in euro terms. In the bond market, prices continued to fall for much of the year, with the ten-year US Treasury bond touching 5% yields, the highest since 2007, until the end of October when yields declined as the downward trend in inflation was confirmed, hence the pause in rate hikes.

The European telecommunications sector performed well in the first quarter of the year (+14.7% vs. Stoxx 600 +7.8%), but that advantage had ultimately faded relative to the market by year-end (+3.8% vs. Stoxx 600 +12.7%), despite continued positive statements from companies, which led to a 40% improvement in annual forecasts in the third quarter. This presents a positive scenario for the telecommunications sector for 2024, with an above-market outlook for cash flow growth, supported by sustainable revenue growth and a reduction in operating costs and CapEx, which has passed its peak, resulting in above-inflation cash generation growth. Moreover, telcos have modest refinancing needs, with debt mostly at fixed rates, strengthening the sector's defensive qualities. There is also optimism surrounding consolidation movements in Europe and the opportunities for aspects such as artificial intelligence (AI) to improve returns.

Telefónica continued its transformation process in 2023, which allowed it to present a more ambitious Company plan for the next three years, based on growth, profitability and sustainability, alongside a strict capital allocation, to create significant value for shareholders. In 2023, results were solid, hitting all announced targets. This was enhanced by the results in the first half of the year, which saw growing revenues and OIBDA, and decreasing capital intensity compared to the previous year. Telefónica ended the 2023 financial year with a market capitalisation of €20.3 billion, with a price per share of €3.53, up 4.4% in the year, and a total shareholder return of 13.0%, above the 8.9% average for the sector.

Regarding the dividend payment, €0.30 per share was paid in 2023 (€0.15 per share in June and €0.15 per share in December, both in cash). The 2023 shareholder remuneration policy provides for a dividend of €0.30 per share in cash (€0.15 per share paid in December 2023 and €0.15 per share to be paid in June 2024). The 2023 dividend yield stood at 8.5%. In addition, in April 2023, 24.8 million treasury shares were redeemed.

1.9.4. Moving towards a more sustainable world
GRI 2-6

For Telefónica, **sustainability** means thinking about society and the planet and orienting the business to be part of the solution to the challenges facing humanity. We must go beyond our responsibility and be an exemplary company trusted by customers, employees, investors, suppliers, governments and society in general.

1.9.4.1. Networks: our connectivity

We believe that it is our duty to take advantage of the capabilities of **connectivity** and **digitalisation**, not only to bring value to our customers, but also to help tackle major challenges such as climate change, inequality, employability and misinformation.

This is how we will achieve our purpose: **to make our world more human by connecting lives** and to be more competitive and impactful.

That is why we are expanding our telecommunications infrastructure and developing new technologies to bring connectivity and digital services to all:

- We connect the unconnected or those with limited connectivity; we bring our services to all regions, including **rural** and hard-to-reach areas, via projects such as Internet for All and via innovative agreements and business models.

  We have set a target of exceeding 90% rural mobile connectivity levels in our main markets by 2024. In 2023 we achieved 82% in Brazil, 95% in Spain and 99% in Germany.

 For further information, see 2.12. Digital inclusion

We improve and expand **broadband coverage** with the latest technologies to ensure that the whole of society can benefit from digitalisation.

We have 92% 4G coverage globally, and we have switched on 5G technology in our main markets: Spain, Brazil, Germany and the UK. 5G is a revolution because of its practical applications for all sectors and because it allows us to extend ultra-broadband coverage. In addition, 5G is more efficient, up to 90% more efficient than 4G per unit of traffic.

5G Coverage

	2022	2023
Spain[2]	85%	87%
Germany[3]	80%	95%
Brazil[4]	NA	48%
UK	43%	51%

The penetration rate of our LTE mobile networks is 88% and we have more than 25 million ultra broadband (UBB) accesses (a 5.4% growth over the previous year).

UBB Accesses (thousands)

	2022	2023	YoY variation
Spain	5,042	5,345	6.0%
Germany	1,939	2,065	6.5%
Brazil	5,968	6,387	7.0%
Hispam	5,155	5,535	7.4%
Total	**23,758**	**25,049**	**5.4%**

1.9.4.2. Building a greener future

We want to take advantage of the power of digitalisation to curb climate change. We aim to **minimise our footprint as much as possible** and help maintain the fragile environmental balance, as we all depend on it. For this purpose, in network design, operation, maintenance and decommissioning:

- We pay special attention to legislation in areas such as **waste management**, efficient use of resources, respect for the landscape and measurement of electromagnetic fields.

  In 2023, we generated 45,756 tonnes of waste, of which we managed to recycle 97% of this. Of the total electronic equipment we collected, we reused over 46% and recycled around 54%. In addition, we refurbished over 4.5 million pieces of operational, office and customer equipment, thereby avoiding the emission of almost 366,000 tonnes of CO_2 associated with the manufacture of new products.

 For further information, see 2.3. Circular economy

We share facilities with other operators or companies managing communications towers. This results in reduced visual impact, optimised land use and decreased energy consumption, as well as less waste.

- We promote energy efficiency and use renewable energy to **reduce CO_2 emissions** as part of our strategy to be part of the solution to climate change. Our target is to achieve net zero carbon emission by 2040, including our value chain.

  Some 84% of the total electricity consumption in own facilities across the Group comes from renewable sources, with 100% in our main markets and Chile and Peru. In addition, we have reduced our carbon emissions (Scopes 1+2+3) by 51% (Scope 1+2) compared to base year.

- On the other hand, we develop connectivity and Eco Smart services that help our customers reduce their impact on the environment. By 2023, thanks to the use of these services, we helped customers avoid the emission of 86.1 million tonnes of CO_2.

 For further information, see 2.2. Energy and climate change

- **We shut down old networks** so that they no longer consume energy and we recycle all materials arising from decommissioning.

	Base year: 2015	2022	2023
Energy consumption per traffic unit (MWh/PB)	386	49	41
% Evolution of energy efficiency (base year: 2015)	–	(87)%	(89)%

- **We respect biodiversity,** applying precautionary measures during construction, locating base stations outside protected areas whenever possible and implementing corrective measures when necessary.

- We **use water efficiently,** adopting a range of measures to optimise consumption, especially in water-stressed regions.

 For further information, see 2.4. Biodiversity, water and other environmental aspects

To control our footprint, ensure compliance with environmental legislation and prevent risks, we have an **Environmental Management System** that allows us to ensure comprehensive standards in all countries, with standardised processes and indicators to ensure stringent monitoring.

 For further information, see 2.1. Responsibility to the environment

---

[2] Spain's technical criteria: 75%.

[3] Germany's technical criteria: 84%.

[4] Brazil´s technical criteria: 14%.


Environment

Main target: Net Zero by 2040 (SBTi validated)

	2022	2023		Targets
Scope 1 + 2 % of emissions reduced since 2015	**80%**	**81%**	>	**90% by 2030**
Scope 3 % of emissions reduced since 2016	**32%**	**31%**	>	**56% by 2030**
Renewable energy % at our own facilities	**82%**	**84%**	>	**100% renewables by 2030**

1.9.4.3. Helping society thrive

We want to help promote economic and social progress based on digitalisation, leaving no one behind.

Ethical behaviour and responsible management of our business are vital parts of our organisational culture. We seek to align internal behaviours, processes and targets with the Company's purpose and values. Our guiding principle is to ensure consistency between what we say and what we do, so that this shared vision extends from our employees to our customers and from our customers to society as a whole.

Our contribution and impact on communities

The Sustainable Development Goals (SDGs) are the most ambitious program in history aimed at addressing the major social and environmental challenges facing humanity.

The Internet and digital solutions are key to achieving more than half of the SDG targets. At Telefónica, we have picked up the baton and are committed to the 2030 Agenda.

We have been measuring our social and environmental contribution every year for years, and since 2019, we have been doing so following the guidelines of Harvard Business School (HBS), the Value Balancing Alliance (VBA), the World Business Council for Sustainable Development (WBCSD) and the Capitals Coalition, and have produced a Socioeconomic Contribution Report. We incorporate the results into our management and decision-making in order to continue improving. Our most recent study shows that we contribute over €100 billion to communities.

In addition, sustainable financing helps us to continue to support the SDGs through projects that have a social and environmental impact.

 For further information, see 2.13. Contribution and impact on communities

Value chain
GRI 204-1

Our Responsible Business Principles define our management model and apply to our entire value chain. In particular, they govern our relationship with suppliers, customers and employees in order to build lasting bonds based on trust.

We have a shared commitment to innovation and sustainability with our **suppliers**:

- We identify ethics and corruption risks through Dow Jones Risk & Compliance. 100% of our suppliers are assessed.

- We ask suppliers to assess themselves on the IntegrityNext platform (used by leading telecommunications companies). In 2023, 72% of our high-risk suppliers were assessed in terms of their sustainability.

- We conduct audits at the facilities and/or factories of critical suppliers. In 2023 we conducted 18,324 administrative or on-site audits.

- We help suppliers to improve through training and the monitoring of specific plans. 853 suppliers had improvement plans in 2023.

We work with 8,462, which have been awarded our contracts; our procurement volume amounts to €23.4 billion and we award over 83% of our purchases to local suppliers.

In addition, we have reduced CO_2 emissions in our value chain by 31% compared to 2016.

 For further information, see 2.19. Responsible supply chain management

Employees

At Telefónica we believe in the value of diversity and inclusive leadership to foster a sense of belonging and empowerment among our employees. We are convinced that only with a diverse team and a work culture that embraces differences will we be able to innovate, understand our customers' needs and grow in the long term.

Having a presence in 41 countries, with an average of over 104.000 employees, and managing diversity and inclusion allows us to generate opportunities to connect talent and encourage the development of innovative and challenging projects to bring us even closer to society.

Our data show that we are committed to:

• **Gender equality:** our targets for 2027 are to have 37% of executive positions being filled by women and to achieve an adjusted pay gap of +/-1%. We are also committed to achieving gender parity in all our highest governance bodies by 2030.

Women at Telefónica

	2022	2023
Women in the workforce	38.6%	38.7%
Women executives	31.3%	32.8%

Pay gap

	2022	2023
Gross pay gap	16.80%	16.14%
Adjusted pay gap	0.74%	0.71%

• The **LGBT+ community:** we ensure a safe and trusting space, where all employees feel free to be themselves. In this regard, we have designed specific initiatives to attract and promote the development and well-being of transgender people.

• **Young talent**: engaging young talent means bringing in new ways of looking at things. This ensures that our team includes agile, restless and even rebellious disruptors who bring innovation and creativity to the way we work and who create value.

• **Ethnic diversity**: we are publicly committed to taking action to close the racial gap in our business, starting with raising awareness among our workforce. As part of this commitment, we have specific programs in the UK and Brazil to empower young people from ethnic minorities and Black people, respectively, and boost their career development.

• **Inclusion of people with disabilities**: in 2022 we set a target of doubling the number of people with disabilities in our workforce by the end of 2024, while continuing to work to ensure that our channels, facilities, products and services are accessible by design.

 For further information, see 2.7. Diversity and inclusion

Customer trust

We want to build a trusting relationship with our customers. That is why all our actions are guided by three basic principles:

• **Integrity**: we fulfil our promises and acknowledge our mistakes.

• **Transparency**: we proactively provide all important information.

• **Simplicity**: we use clear and direct language and make it as simple as possible to do business with us.

The digitalisation and automation of processes help us to improve the customer experience through all customer service channels (shops, websites, telephone channel and apps), to minimise service faults and to speed up the resolution of incidents with more accessible, streamlined and user-friendly solutions.

To understand our customers' perception of the service we provide, we determine and report on the **Net Promoter Score (NPS)**. This score is an indicator of customer satisfaction and a measure of the likelihood that they will recommend our products and services. We calculate the Group's Global NPS based on the results obtained in each of our operations. In addition, a target linked to customer trust has been set for the **variable remuneration** of all the Company's employees in the short term.

Telefónica Group NPS

2022	2023
30	31

Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela).

 For further information, see 2.10. Responsibility to the customer

Society



	2022	2023		Targets
Rural connectivity % of mobile broadband coverage	**>80%**	**>82%**	>	**>90% rural mobile connectivity in major markets by 2024**
Women in executive positions % of women in executive positions	**31.3%**	**32.8%**	>	**37% of executive positions to be held by women by 2027.**
Inclusion of people with disabilities Number of employees	**1,482**	**2,572**	>	**To double the number of employees with disabilities by 2024**

1.9.4.4. Leading by example

We want to maintain strict levels of governance oversight in order to build trust.

Our **Responsible Business Principles** govern everything we say and do; they are our code of ethics. They serve as our compass for conduct and decision-making based on integrity, commitment and transparency. They are approved by the Board of Directors.

 For further information, see 2.15. Governance and culture of sustainability

In terms of compliance, Telefónica's commitment to our stakeholders is to have **zero tolerance for fraud and corruption,** as we believe that these aspects have a negative impact on business and society.

 For further information, see 2.16. Ethics and compliance

We and our partners must respect **human rights** in all circumstances, whether we deploy telecommunications networks or use technologies such as AI.

Our priority areas in terms of human rights, given our business activities, are digital rights, responsible use of new technologies, digital inclusion, the protection of children and respect for social and environmental aspects in the supply chain.

 For further information, see 2.14. Human rights

Governance



	2022	2023		Targets
Potential high-risk suppliers % externally assessed on sustainability matters through an external assessment platform	**72%**	**72%**	>	**100% of potential high-risk assessed on sustainability matters via external platform by the end of 2026**
Corruption Number of confirmed cases of corruption	**0**	**0**	>	**Zero tolerance for corruption**
Diversity on the Board of Directors % of women on the Board of Directors	**33%**	**40%**	>	**Towards parity in the highest governing bodies by 2030[5]**

1.9.5. Analysts and rankings

Telefonica leads the sector in many of the ESG ratings and rankings:

Bloomberg Gender Equality Index	Bloomberg Gender-Equality Index 2023	Included
CDP	CDP A LIST 2023 CLIMATE	A
CDP Supplier Engagement	CDP SUPPLIER ENGAGEMENT LEADER 2022	Leader
Digital Inclusion Benchmark (DIB)	2023 Digital Inclusion Benchmark No. 1 TOP 20	89/100 1st in the world (ICT sector)
EcoVadis	ecovadis	75/100
Fortune	FORTUNE	Members of the Most Admired Companies 2023 list (4th in the world/2nd in Europe)

[5] Data shown for 2022 and 2023 refers to the Telefonica Board of Directors. By 2030 the objective is to achieve parity in the governing bodies of the main subsidiaries. Parity is defined as not more than 40% of each gender represented in each governing body.

FTSE Russell	FTSE4Good	4,6/ 5 1st in the sector
Moody's Analytics	MOODY'S | ESG Solutions	66/100 3rd position in the sector
MSCI	MSCI ESG RATINGS A CCC B BB BBB A AA AAA	A
Ranking Digital Rights	Ranking Digital Rights	1st in the telecommunications sector
Refinitiv	REFINITIV An LSEG Business	A -
S&P DJSI	Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA	87/100 Member of DJSI Europe
Sustainalytics	ESG INDUSTRY TOP RATED	15.8 (low risk) 8th in the telecommunications sector
Workforce Disclosure Initiative	WDi Workforce Disclosure Initiative	90%

The table includes the latest valuations provided by institutions in 2023 or later, but based on information from that year.

1.10. Business overview

1.10.1. Highlights

In 2023, Telefónica delivered a good operational performance. Telefónica maintained a strong market position, growing in high-value accesses such as fiber and mobile contract. We have grown in reported revenue y-o-y with lower churn compared to 2022. Investments in next generation networks, like Fiber, 4G and 5G, have allowed Telefónica to maintain and grow its customer base in terms of accesses, and decrease churn, by offering customers a better experience. In addition, Telefónica has driven efficiencies to reduce OpEx by switching from copper to fiber broadband networks and switching off certain legacy technologies, network sharing, reducing energy costs through hedging agreements and right-sizing the organization.

Telefónica's **total accesses** were 387.8 million as of December 31, 2023, increasing 1.2% year-on-year. This increase was mainly attributable to mobile accesses in particular in Telefónica Hispam, Telefónica Brazil and Telefónica Germany as well as growth in VMO2's IoT accesses.

Mobile accesses totaled 298.6 million as of December 31, 2023, up 2.2% compared to December 31, 2022, an increase mainly attributable to the growth in mobile accesses in Telefónica Hispam and postpaid accesses in Telefónica Brazil. Postpaid accesses represented 50.5% of the Group's total mobile accesses in 2023, excluding IoT accesses (+1.1 p.p.).

The table below shows the evolution of accesses over the past two years as of December 31, of such years:

Accesses

Thousands of accesses	2022	2023	%Reported YoY
Fixed telephony accesses[1]	27,941.9	26,261.2	(6.0%)
Broadband	26,303.9	26,787.8	1.8%
UBB	23,757.7	25,048.7	5.4%
FTTH	14,273.0	16,121.4	13.0%
Mobile accesses	292,168.1	298,569.5	2.2%
Prepay	129,685.7	127,766.9	(1.5%)
Contract	126,242.3	130,134.1	3.1%
IoT	36,240.1	40,668.5	12.2%
Pay TV	10,586.5	10,258.5	(3.1%)
Retail Accesses	**357,213.3**	**362,073.4**	**1.4%**
Wholesale Accesses	**25,932.9**	**25,724.2**	**(0.8%)**
Fixed wholesale accesses	3,665.7	3,579.9	(2.3%)
FTTH wholesale accesses	3,211.7	3,295.3	2.6%
Mobile wholesale accesses	22,267.2	22,144.3	(0.6%)
Total Accesses	**383,146.2**	**387,797.6**	**1.2%**

Notes:
[1] Includes fixed wireless and VoIP accesses.

The table below shows the evolution of accesses by segment:

ACCESSES	YoY variation	% Over Total Accesses 2022	% Over Total Accesses 2023
Telefónica Spain	1.2%	10.6%	10.6%
VMO2	(0.2%)	15.1%	14.9%
Telefónica Germany	1.9%	12.8%	12.9%
Telefónica Brazil	0.6%	29.3%	29.2%
Telefónica Hispam	1.4%	29.0%	29.0%
Other companies	8.4%	3.3%	3.5%

The Group's strategy is based on attracting valuable customers in the markets in which it operates.

Fixed broadband accesses stood at 26.8 million at December 31, 2023, up 1.8% year-on-year. Retail fiber (FTTH) accesses stood at 16.1 million at December 31, 2023, growing by 13.0% compared to December 31, 2022.

Pay TV accesses totaled 10.3 million as of December 31, 2023, down 3.1% year-on-year, mainly due to the strategic decision to discontinue the DTH service in Telefónica Brazil and in Telefónica Spain due to higher penetration of customers in service bundles that do not include TV.

The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution

Telefónica	Mobile Market Share[1] 2022	Mobile Market Share[1] 2023
Spain	27.5%	27.3%
United Kingdom[2]	29.6%	28.9%
Germany	34.2%	32.9%
Brazil	38.9%	38.7%
Argentina	28.5%	28.2%
Chile	25.5%	27.0%
Peru	29.0%	27.1%
Colombia	25.6%	24.8%
Venezuela	53.3%	53.9%
Mexico	18.3%	18.2%
Ecuador	31.4%	30.1%
Uruguay	27.8%	24.6%

[1] Internal estimates in both years.
[2] Refers to VMO2 market share as of September 2022 and September 2023, respectively.

Telefónica	FBB Market Share[1] 2022	FBB Market Share[1] 2023
Spain	34.0%	32.8%
Brazil	14.6%	14.2%
Argentina	11.3%	11.5%
Chile	31.5%	31.5%
Peru	55.1%	43.8%
Colombia	15.1%	16.2%

[1] Internal estimates in both years.

1.10.2. 2023/2022 Consolidated results

In this section, we discuss changes in the Group's consolidated income statements for the years ended December 31, 2023 and 2022.

Consolidated Results	Year ended December 31,		Variation	
	2022	2023	2023 vs 2022	
Millions of euros	Total	Total	Total	%
Revenues	39,993	40,652	659	1.6%
Other income	2,065	1,541	(524)	(25.4%)
Supplies	(12,941)	(13,298)	(357)	2.8%
Personnel expenses	(5,524)	(7,207)	(1,683)	30.5%
Other expenses	(10,741)	(10,298)	443	(4.1%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	**12,852**	**11,390**	**(1,462)**	**(11.4%)**
OIBDA Margin	32.1 %	28.0 %		(4.1 p.p)
Depreciation and amortization	(8,796)	(8,797)	(1)	0.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(6,731)	(6,638)	93	(1.4%)
Amortization of rights of use	(2,065)	(2,159)	(94)	4.6%
OPERATING INCOME	**4,056**	**2,593**	**(1,463)**	**(36.1%)**
Operating Margin	10.1 %	6.4 %		(3.8 p.p)
Share of (loss) income of investments accounted for by the equity method	217	(2,162)	(2,379)	c.s.
Net financial expense	(1,313)	(1,904)	(591)	45.0%
(LOSS) PROFIT BEFORE TAX	**2,960**	**(1,473)**	**(4,433)**	**c.s.**
Corporate income tax	(641)	899	1,540	c.s.
(LOSS) PROFIT FOR THE YEAR	**2,319**	**(574)**	**(2,893)**	**c.s.**
Attributable to equity holders of the parent	2,011	(892)	(2,903)	c.s.
Attributable to non-controlling interests	308	318	10	3.1%

c.s.: change of sign

Adjustments made to calculate organic variations

Year-on-year percentage changes referred to in this document as "organic" or presented in "organic terms" intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation, constant average foreign exchange rates and by making certain other adjustments which are described herein. Organic variations should not be viewed in isolation or as an alternative to reported variations.

For purposes of this report, 2023/2022 organic variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

- **Foreign exchange effects:** we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies: Argentina and Venezuela) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2022 for both years).

Foreign exchange rates had a minor positive impact on our reported 2023 results.

Foreign exchange effects increased revenue growth by 0.2 percentage points, without impact on OIBDA growth and operating income growth in 2023.

- **Gains or losses on the sale of companies**: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.

In 2022 it is excluded mainly the capital gain from the sale of fiber optic assets in Colombia (162 million euros) and the capital gains of fiber optic assets in United Kingdom (20 million euros).

- **Restructuring costs:** we have excluded the impact in 2023 and 2022 of restructuring costs, mainly those related to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023.

The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2022	2023
Telefónica Spain	57	1,320
Telefónica Germany	16	11
Telefónica Hispam	98	128
Other companies	8	79
Total restructuring costs	**179**	**1,538**

- **Reported variation of companies in hyperinflationary countries:** in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, in 2023 the revenues, OIBDA, operating income and OIBDA-CapEx of these companies decreased by 809, 193, 37 and 201 million euros, respectively, compared to 2022.

- **Impairment of goodwill and other assets:** in 2023 the impairment of goodwill amounted to 58 million euros, in Telefónica Ecuador. In 2022 the impairment of assets amounted to 77 million euros, in Telefónica Argentina.

- **Spectrum acquisition:** the organic variation of capital expenditures ("CapEx") excludes the impact of spectrum acquisitions in 2023 and 2022.

In 2023, spectrum acquisitions amounted to 183 million euros of which 109 million euros corresponded to Telefónica Argentina, 24 million euros to Telefónica Uruguay, 20 million to Telefónica Spain, 18 million to Telefónica Ecuador and 12 million to Telefónica Brasil.

In 2022, spectrum acquisitions amounted to 173 million euros of which 125 million euros corresponded to Telefónica Colombia, 35 million euros to Telefónica Brazil, 8 million euros to Telefónica Argentina and 5 million euros to Telefónica Uruguay.

- **Other adjustments:** organic variations exclude the following:

In 2023: (i) the provisions recorded in Telefónica Spain to optimize the distribution network (60 million euros in OIBDA); ii) provisions related to regulatory contingencies (75 million euros in OIBDA).

In 2022: (i) the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México (following the AT&T agreement entered into in 2019) amounting to 24 million euros in amortization and operating income amounting to 24 million euros; and other adjustments amounting to 6 million euros.

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

TELEFÓNICA 2023	YoY variation	
	% Reported	% Organic
Revenues	1.6%	3.7%
Other income	(25.4%)	(16.0%)
Supplies	2.8%	4.6%
Personnel expenses	30.5%	7.1%
Other expenses	(4.1%)	(1.9%)
OIBDA	**(11.4%)**	**3.1%**
Depreciation and amortization	0.0%	(0.3%)
Operating income	**(36.1%)**	**11.3%**
CapEx	(4.1%)	(2.9%)
OIBDA-CapEx	**(17.4%)**	**8.0%**

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of the impact of each such item (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

TELEFÓNICA 2023	Contribution to reported growth (percentage points)						
	Exchange rate effect	Capital gains/losses on sale of companies	Restruc-turing costs	Reported variation in hyperin-flationary countries	Impairment of goodwill and other assets	Spectrum acquisiton	Other adjustments
Revenues	0.2	—	—	(2.0)		—	—
Other income	0.2	(8.8)	—	(0.7)		—	—
Supplies	0.4	—	—	(1.5)		—	—
Personnel expenses	0.1	—	24.6	(2.8)		—	—
Other expenses	0.2	(0.1)	(0.0)	(2.6)	(0.2)	—	1.2
OIBDA	**0.0**	**(1.4)**	**(10.6)**	**(1.5)**	**0.1**	**—**	**(1.0)**
Depreciation and amortization	0.1	—	—	(1.8)		—	(0.3)
Operating income	**(0.0)**	**(4.3)**	**(33.5)**	**(0.9)**	**0.5**	**—**	**(2.6)**
CapEx	0.1	—	—	0.1		(1.6)	—
OIBDA-CapEx	**(0.0)**	**(2.5)**	**(19.3)**	**(2.9)**	**0.3**	**1.3**	**(1.8)**

1.10.3. Analysis of results

Revenues in 2023 totaled 40,652 million euros, increasing 1.6% year-on-year in reported terms, despite the reported variation of the operators in countries with hyperinflationary economies (-2.0 p.p.). In organic terms, revenues grew by 3.7%, thanks to the positive growth in service revenues (+3.7%), and handset sales (+3.2%).

Other income mainly includes capitalized costs on fixed assets, gains on disposals and other operating income. In 2023, other income totaled 1,541 million euros compared to 2,065 million euros recorded in 2022, a decrease of 25.4%. The higher amount in 2022 was impacted by the capital gains resulting from the sale of fiber optic assets in Colombia (162 million euros). In organic terms, other revenues fell by 16.0%.

The evolution of expenses is explained below:

- **Supplies** amounted to 13,298 million euros in 2023, up 2.8% year-on-year in reported terms compared to 2022, as a result of the impact of changes in foreign exchange rates (+0.4 p.p.), in spite of the variation of the companies in countries with hyperinflationary economies (-1.5 p.p.). In organic terms, supplies increased by 4.6% year-on-year, mainly due to higher handset costs due to higher commercial activity with a higher number of gross adds and continued inflation rates.

- **Personnel expenses** amounted to 7,207 million euros in 2023, up by 30.5% year-on-year in reported terms compared to 2022, mainly as a result of higher restructuring costs (+24.6 p.p.) which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 resulting in a provision of 1,320 million euros, before taxes, partially offset by the variation of the companies in countries with hyperinflationary economies (-2.8 p.p.). In organic terms, personnel expenses grew 7.1% year-on-year due to higher costs in all segments.

The average headcount was 104,124 employees in 2023, up 1.5% compared to 2022.

- **Other expenses** amounted to 10,298 million euros in 2023, down 4.1% year-on-year in reported terms. This decrease was mainly attributable to the variation of the companies in countries with hyperinflationary economies (-2.6 p.p.), negatively impacted by a provision related to regulatory contingencies (+0.7 p.p.). In organic terms, other expenses decreased by 1.9% year-on-year due to lower expenses in Telefónica Spain, as a result of lower energy costs as well as savings associated with higher efficiencies, mainly related to network and system costs, and Telefónica Brazil due to the acquisition price adjustment recorded in connection with Oi's assets and cost efficiencies due to digitalization.

As a result of the foregoing, OIBDA totaled 11,390 million euros in 2023, compared to 12,852 million euros in 2022, decreasing by 11.4%. The year-on-year evolution was strongly impacted by the total restructuring expenses in 2023 of 1,538 million euros (-10,6 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (1,320 million euros, before taxes) and the variation of the companies in countries with hyperinflationary economies (-1.5 p.p.), the decrease in capital gains recorded in "Other income" in 2022 (-1.4 p.p.). In organic terms, OIBDA grew 3.1% year-on-year due to higher revenues.

Depreciation and amortization amount to 8,797 million euros in 2023. It remained stable compared to 2022. In organic terms, as explained above, considering 50% of the results of VMO2, amortizations would decrease by 0.3 year-on-year.

Operating income for 2023 totaled 2,593 million euros compared to 4,056 million euros recorded in 2022, strongly impacted by the total restructuring expenses in 2023 (-33.5 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros, before taxes) and the decrease in capital gains on the sale of businesses compared to 2022 (-4.3 p.p.). In organic terms, operating income grew by 11.3% year-on-year due to the revenue growth in all segments.

The **share of (loss) income of investments** accounted for by the equity method in 2023 was a loss of 2,162 million euros, compared to an income of 217 million euros in 2022, mainly due to the results of VMO2, which were adversely affected by a goodwill impairment amounting to 3,572 million euros (1,786 million euros of which is reflected in the consolidated income statement of the Telefónica Group), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of the macroeconomic conditions and competitive environment in the United Kingdom and the increase in the discount rate (WACC).

Net financial expense amounted to 1,904 million euros in 2023, increasing 591 million euros compared to 2022. The lower amount in 2022 was mainly due to extraordinary income of 526 million euros related to payments by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain.

Corporate income tax represents an income of 899 million euros in 2023 compared to an expense of 641 million euros in 2022, mainly due to the tax effect of the provision associated with the Collective Redundancies Plan and the recognition of deferred tax assets for the future use of tax credits, both in Spain.

As a result, **losses for the year attributable to equity holders of the parent** in 2023 was 892 million euros, compared to 2,011 million euros in 2022.

Profit attributable to non-controlling interests was 318 million euros in 2023 (308 million euros in 2022). The variation is mainly due to an increase in profit attributable to non-controlling interests in Brazil, partially offset by a decrease in profit attributable to non-controlling interests in Colombia.

CapEx totaled 5,579 million euros in 2023, down 4.1% year-on-year in reported terms, impacted by lower spectrum purchases in 2023 (-1.6 p.p.). In organic terms, Capex decreased by 3.0% year-on-year.

OIBDA-CapEx stood at 5,811 million euros in 2023, decreasing by 17.4% year-on-year in reported terms, strongly affected by restructuring expenses (-19.3 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes), the variation of the companies in countries with hyperinflationary economies (-2.9 p.p.) and the decrease in capital gains on the sale of businesses compared to 2022 (-2.5 p.p.), partially offset by lower spectrum purchase (+1.3 p.p.). In organic terms, OIBDA-CapEx grew by 8.0% year-on-year.

1.10.4. 2023/2022 Segment results

TELEFÓNICA SPAIN

The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2022	2023	%Reported YoY
Fixed telephony accesses [1]	8,102.3	7,948.4	(1.9%)
Broadband	5,854.5	5,934.7	1.4%
FTTH	5,042.2	5,345.4	6.0%
Mobile accesses	19,347.3	20,115.0	4.0%
Prepay	796.0	705.4	(11.4%)
Contract	15,099.5	15,296.8	1.3%
IoT	3,451.8	4,112.8	19.1%
Pay TV	3,526.3	3,426.4	(2.8%)
Retail Accesses	**36,838.9**	**37,424.5**	**1.6%**
Wholesale Accesses	**3,653.6**	**3,567.8**	**(2.3%)**
FTTH Wholesale Accesses	3,206.1	3,289.7	2.6%
Total Accesses	**40,492.6**	**40,992.3**	**1.2%**

Notes:
[1] Includes "fixed wireless" and Voice over IP accesses.

In Telefónica Spain, the following new developments stand out in 2023. In January 2023, Telefónica Spain made all customers' data plans unlimited (except for prepaid plans), eliminating all out-of-bundle excess data charges, allowing users to continue to navigate the Internet (at reduced speeds) after crossing specified usage thresholds.

In addition to unlimited voice and data, Movistar now offers Movistar Cloud, an unlimited cloud storage service available to all mobile customers, allowing customers to save all files, photos, videos and documents in a single place or consult them from the application included in the Movistar Plus+ decoder. In addition, Movistar's offering also now includes an integrated Secure Connection service, allowing users to navigate securely on mobile devices and on the home Wi-Fi network.

With these new features, customers can choose the products and services they need, with the confidence of having best-in-class connectivity and unlimited mobile navigation, supported by best-in-class experience in quality navigation and by broad 5G coverage, which as of December 2023 reached 87.0% of the population in Spain.

Additionally, Movistar continues to expand its offering aimed at making the lives of its customers easier, aspiring to become a comprehensive provider of services for the home and people. In May 2023, the TeCuida smartwatch

was presented, a new telecare device and service for people over 60 years and people with a low degree of dependency that detects falls, inside and outside the home. It also assists users in emergency situations, anywhere, 24 hours a day, 7 days a week, locating the person, notifying their contacts and arranging for any needed assistance.

In August 2023, Movistar Plus+ was launched, a reinforced new OTT TV service that replaces Movistar Plus Lite. The streaming service is available regardless of the customer's TV or Internet provider.

The service includes: one movie premiere per day, the main sports events, original and international series, documentaries, and entertainment programs, as well as one game of "LaLiga" and of the Champions League per match day.

In addition, as part of its commitment to sustainability, Movistar has developed an online platform and tools to support the Ecomar Foundation in raising awareness among young people about caring for the seas and waste management problems.

Additionally, Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefónica Spain, reached 487 thousand customers as of December 31, 2023, an increase of 9.7% as compared to December 31, 2022.

Telefónica Spain had 41.0 million **accesses** as of December 31, 2023, an increase of 1.2% as compared to

December 31, 2022, due mainly to an increase in the IoT accesses base.

The **convergent offer** (residential and SMEs) had a customer base of 4.5 million customers as of December 31, 2023, a decrease of 0.1% y-o-y.

Retail fixed accesses totaled 7.9 million and decreased 1.9% as compared to December 31, 2022, with a net loss of 154 thousand accesses as of December 31, 2023.

Retail broadband accesses totaled 5.9 million (+1.4% y-o-y), with a net gain of 80 thousand accesses as of December 31, 2023.

Retail fiber (FTTH) accesses reached 5.3 million customers (+6.0% as compared to December 31, 2023), representing 90.1% of total retail broadband customers (+3.9 p.p. y-o-y) with net adds of 303 thousand accesses as of December 31, 2023. At December 31, 2023, fiber deployment reached 29.3 million premises, 1.2 million more than at December 31, 2022.

Total retail mobile accesses stood at 20.1 million as of December 31, 2023, an increase of 4.0% as compared to December 31, 2022 as a result of an increase in the IoT accesses base (+19.1% y-o-y) and contract accesses (+1.3% y-o-y), with a decrease in mobile prepay accesses (-11.4% y-o-y).

Pay TV accesses reached 3.4 million at December 31, 2023, decreasing 2.8% year-on-year due to a higher penetration of customers in service bundles that do not include TV.

Wholesale accesses stood at 3.6 million at December 31, 2023, down 2.3% year-on-year, and wholesale fiber (FTTH) accesses were up 2.6% year-on-year (92.2% of total wholesale accesses at December 31, 2023 compared with 87.8% at December 31, 2022).

The table below shows Telefónica Spain's results over the past two years:

Millions of euros

TELEFÓNICA SPAIN	2022	2023	% Reported YoY	% Organic YoY (1)
Revenues	12,497	12,654	1.3%	1.3%
Mobile handset revenues	548	518	(5.4%)	(5.4%)
Revenues ex-mobile handset sales	**11,948**	**12,136**	**1.6%**	**1.6%**
Retail	9,662	9,872	2.2%	2.2%
Wholesale and Other	2,286	2,264	(1.0%)	(1.0%)
Other income	803	526	(34.5%)	(34.5%)
Supplies	(5,008)	(5,027)	0.4%	0.4%
Personnel expenses	(1,765)	(3,194)	81.0%	9.7%
Other expenses	(1,939)	(1,730)	(10.8%)	(13.9%)
OIBDA	**4,588**	**3,229**	**(29.6%)**	**(0.8%)**
Depreciation and amortization	(2,157)	(2,200)	2.1%	2.1%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,747)	(1,690)	(3.2%)	(3.2%)
Amortization of rights of use	(410)	(510)	24.5%	24.5%
Operating income	**2,431**	**1,029**	**(57.7%)**	**(3.2%)**
CapEx	1,550	1,607	3.7%	2.4%
OIBDA-CapEx	3,038	1,622	(46.6%)	(2.3%)

Notes:
[1] See adjustments made to calculate organic variations below.

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

TELEFÓNICA SPAIN 2023	YoY variation		Contribution to reported growth (percentage points)		
	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Spectrum acquisition
Revenues	1.3%	1.3%		—	—
Other income	(34.5%)	(34.5%)		—	—
Supplies	0.4%	0.4%		—	—
Personnel expenses	79.9%	9.7%		71.6	—
Other expenses	(10.8%)	(13.9%)	3.1	—	—
OIBDA	**(29.2%)**	**(0.8%)**	**(1.3)**	**(27.5)**	**—**
Depreciation and amortization	2.1%	2.1%		—	—
Operating income	**(56.9%)**	**(3.2%)**	**(2.5)**	**(51.9)**	**—**
CapEx	3.7%	2.4%		—	1.3
OIBDA-CapEx	**(46.0%)**	**(2.3%)**	**(2.0)**	**(41.6)**	**(0.7)**

Analysis of results

Revenues in 2023 amounted to 12,654 million euros, growing 1.3% y-o-y. This trend was supported by the evolution of revenues excluding mobile handset sales, which grew 1.6% year-on-year and is described below. This growth was partially offset by the 5.4% y-o-y decline in mobile handset revenues driven by higher volumes achieved during 2022 as a result of including the possibility to add devices in the convergent portfolio (beginning in February 2022 for the total convergent customer base) that boosted these revenues at the beginning of the initiative.

- **Retail revenues** totaled 9,872 million euros in 2023, increasing by 2.2% year-on-year, due in part to the recovery of the retail commercial activity and higher IT revenues as a result of higher demand for digitalization projects in the B2B segment.

- **Wholesale and other revenues** totaled 2,264 million euros in 2023, decreasing by 1.0% year-on-year, due mainly to the decrease in fixed traffic revenues, mobile interconnection revenues due to lower mobile termination rates, and the impact of less "LaLiga" (Spanish football league) content available in the wholesale offer after mid-August 2022 (after a competitor obtained a portion of the broadcasting rights for the 2022/2023 season), partially offset by the growth of roaming-in revenues and the growth of revenues from MVNOs.

The evolution of expenses is explained below:

- **Supplies** amounted to 5,027 million euros in 2023, up 0.4% year-on-year compared to 2022, mainly attributable to the increase in costs related to IT revenue growth.

- **Personnel expenses** amounted to 3,194 million euros in 2023, up 81.0% year-on-year compared to 2022. The year-on-year evolution was mainly attributable to the

Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes) In organic terms, personnel expenses increased by 9.7% due to the wage increase driven by inflation.

- **Other expenses** amounted to 1,730 million euros in 2023, down 10.8% year-on-year compared to 2022. In organic terms, other expenses decreased by 13.9% due mainly to lower energy costs as well as savings associated to higher efficiencies.

OIBDA reached 3,229 million euros in 2023, a year-on-year decrease of 29.6%, (-0.8% year-on-year in organic terms).

Depreciation and amortization amounted to 2,200 million euros in 2023, increasing by 2.1% year-on-year both in reported and organic terms, mainly explained by growth of the amortizable base of rights of use.

Operating income amounted to 1,029 million euros in 2023, a year-on-year decrease of 57.7% in reported terms. The year-on-year increase was mainly driven by the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023, resulting in a provision of 1,320 million euros, before taxes, in 2023 (-51.9 p.p.), as well as the provisions recorded in Telefónica Spain to optimize the distribution network (-2.5 p.p.). Excluding these impacts, the decrease is 3.2%. The organic variation was impacted by higher personnel and IT costs related to the IT revenue growth and the higher inflation rate in the period, partially offset by higher service revenues.

VMO2

In accordance with applicable accounting standards, Telefónica's share in the results of VMO2, our 50:50 joint venture with Liberty Global plc in the United Kingdom, is presented in a single line of the income statement, "Share of (loss) income of investments accounted for by the equity method". However, the VMO2 segment information included in this section is presented using management criteria and shows 100% of VMO2's results; Telefónica's actual percentage ownership of VMO2 is 50%.

In 2023, VMO2 recorded an impairment of goodwill amounting to 3,572 million euros, with an impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Telefónica Group. The impairment is related to an increase in VMO2's weighted average cost of capital and the impacts of the macroeconomic conditions and the competitive environment in the United Kingdom on estimated future cash flows of VMO2.

More than two years after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country, all in a context of economic headwinds due to adverse macroeconomic conditions in the United Kingdom.

VMO2's gigabit fixed network footprint reached the milestone of 17 million premises at the end of 2023. The company rolled its fiber out faster than ever before, delivering 833,100 additional premises serviceable in the year, with the majority of these premises forming part of the FTTH network of nexfibre, a joint venture among T. Infra, Liberty Global and InfraVia (for additional information on this joint venture, see "Item 10. Additional Information—Material Contracts—Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom").

Across 2023, through a mix of the continued upgrade of VMO2's own network and expansion of the nexfibre network, the company expanded its fiber footprint by 1.7 million premises, bringing its total fiber reach to over 4 million homes.

In its mobile business, VMO2 reached the target of 50% UK outdoor 5G population coverage, and there is a commitment to meet the UK government's stated target of providing 5G standalone coverage in all populated areas of the United Kingdom by 2030. Additionally, the company improved network reliability by boosting 4G capacity in 465,000 postcodes during 2023 and delivered its one hundredth site as part of the Shared Rural Network program, a collaborative effort among the UK's major network operators and the government.

Company integration continued to advance with the migration of more than 3 million Virgin Mobile customers to O2 in November 2023 and further mobile backhaul integration utilizing the company's own fixed network.

The following table shows the evolution of accesses in VMO2 in 2023 compared to 2022:

ACCESSES

Thousands of accesses	2022	2023	%Reported YoY
Fixed telephony accesses [(1)]	4,239.7	3,876.5	(8.6%)
Broadband	5,661.6	5,724.7	1.1%
UBB	5,653.8	5,717.6	1.1%
Mobile accesses	33,831.3	35,216.3	4.1%
Prepay	7,968.3	7,617.9	(4.4%)
Contract	16,087.6	16,122.3	0.2%
IoT	9,775.5	11,476.1	17.4%
Pay TV	3,194.1	3,146.9	(1.5%)
Retail Accesses	46,926.8	47,964.4	2.2%
Wholesale Accesses	10,818.6	9,644.9	(10.8%)
Total Accesses	57,745.4	57,609.3	(0.2%)

The **total accesses base** decreased 0.2% year-on-year and stood at 57.6 million as of December 31, 2023, mainly driven by the decrease in wholesale caused by the migration of customers from one of the business's smaller MVNO partners to BT (completed in the second half of 2023), partially offset by the increase in the mobile accesses base, which grew 4.1% year-on-year and reached 35.2 million accesses supported by growth in contract and IoT accesses.

The **contract mobile customer base** grew 0.2% year-on-year and reached 16.1 million accesses adding 35 thousand new accesses to the base in 2023.

The **prepay mobile customer base** decreased 4.4% year-on-year and totaled 7.6 million accesses, a decline of 350 thousand accesses in 2023.

IoT mobile customer base grew 17.4% year-on-year and reached 11.5 million accesses underpinned by the Smart Metering Implementation Programme roll out. The Smart Metering Implementation Programme (SMIP) is an energy-industry led program which aims to roll-out approximately 53 million smart electricity and gas meters to domestic properties and non-domestic sites in the United Kingdom.

The fixed broadband base grew 1.1% year-on-year and reached 5.7 million accesses, adding 63 thousand new accesses in 2023 supported by the increase in customer demand for higher speeds. UBB accesses grew 1.1% year-over-year with a net gain of 64 thousand new accesses in 2023. The company's average broadband speed is 358 Mbps and increased 18.9% year-on-year, reaching speeds five times higher than the national speed average, according to Ofcom.

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

Millions of euros

VMO2	2022	2023	% Reported YoY	% Organic YoY
Revenues	12,155	12,547	3.2%	5.2%
Mobile Business	**6,938**	**6,840**	**(1.4%)**	**0.6%**
Handset revenues	1,894	1,749	(7.7%)	(5.8%)
Fixed Business	**4,639**	**4,453**	**(4.0%)**	**(2.3%)**
Other	**578**	**1,254**	**117.0%**	**120.0%**
Other income	551	516	(6.3%)	(4.4%)
Supplies	(4,019)	(4,294)	6.8%	9.0%
Personnel expenses	(1,348)	(1,303)	(3.3%)	(7.9%)
Other expenses	(2,938)	(3,035)	3.3%	3.3%
Impairment of goodwill	—	(3,572)	c.s.	c.s.
OIBDA	**4,401**	**859**	**(80.5%)**	**5.6%**
Depreciation and amortization	(4,170)	(3,685)	(11.6%)	(9.8%)
Operating (loss) income	**231**	**(2,826)**	**c.s.**	**183.3%**
Share of income of investments accounted for by equity method	1	2	n.s.	
Financial income	24	55	126.3%	
Financial expenses	(1,020)	(1,436)	40.7%	
Realized and unrealized gains on derivate instruments, net [1]	2,567	(924)	c.s.	
Foreign currency transaction losses, net	(1,296)	677	c.s.	
Net financial result	**275**	**(1,628)**	**c.s.**	
Result before taxation	**507**	**(4,452)**	**c.s.**	
Net result	**492**	**(4,187)**	**c.s.**	
CapEx	**2,707**	**2,408**	**(11.1)%**	**(3.3%)**
OIBDA-CapEx	**1,694**	**(1,549)**	**c.s.**	**15.7%**

c.s: change of sign
Notes:
[1] VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

VMO2 2023	YoY variation		Contribution to reported growth (percentage points)		
	% Reported YoY	% Organic YoY	Exchange rate effect	JV adjustments	Impairment of goodwill and other assets
Revenues	3.2%	5.2%	(2.1)	0.1	—
Other income	(6.3%)	(4.4%)	(1.9)	—	—
Supplies	6.8%	9.0%	(2.2)	—	—
Personnel expenses	(3.3%)	(7.9%)	(2.0)	6.1	—
Other expenses	3.3%	3.3%	(2.1)	2.1	—
Impairment of goodwill	n.m	n.m	—	—	n.m
OIBDA	**(80.5%)**	**5.6%**	**(2.1)**	**(3.0)**	**(81.2)**
Depreciation and amortization	(11.6%)	(9.8%)	(1.8)	—	—
Operating income	**c.s.**	**183.3%**	**(6.6)**	**(57.0)**	**n.s**
CapEx	(11.1%)	(3.3%)	(1.8)	(6.3)	—
OIBDA-CapEx	**c.s.**	**15.7%**	**(2.4)**	**2.3**	**(210.9)**

Analysis of results

In 2023, **revenues** amounted to 12,547 million euros, growing 3.2% year-on-year in reported terms. In organic terms, revenues grew 5.2% year-on-year, mainly due to the nexfibre revenues contribution (where VMO2 is the anchor wholesale tenant) and the price increases implemented by VMO2, partially offset by the pound sterling depreciation (-2.1 p.p.) and the lower customer base.

- **Mobile business revenues** amounted to 6,840 million euros in the year 2023, declining by 1.4% in reported terms due to due to the pound sterling depreciation (-2.0 p.p.). In organic terms, the year-on-year growth was 0.6%, as price increase was partially offset by the decrease in handset revenues (where there were deteriorating margins).

- **Fixed business revenues** amounted to 4,453 million euros in the year 2023, decreasing by 4.0% in reported terms impacted by the pound sterling depreciation (-2.0 p.p.). In organic terms, decreasing by 2.3% year-on-year, mainly due to reduced customer spend (driven by the increased cost of living), partially offset by the price increases implemented by VMO2. Moreover, B2B fixed revenue decreased due to lower prices offered upon customer contract renewals and customer shifts to lower-cost products and services.

- **Other revenues** amounted to 1,254 million euros in the year 2023, a 117.0% increase in reported terms in spite of the pound sterling depreciation (-4.4 p.p.). In organic terms, the year-on-year growth was 120.0% mainly from construction, network and other revenues services provided to nexfibre, the FTTH joint venture formed by Telefónica Infra, Liberty Global and InfraVia.

The evolution of expenses is explained below:

- **Supplies** amounted to 4,294 million euros in 2023, up 6.8% year-on-year in reported terms compared to 2022 due to the depreciation of the pound sterling (-2.2 p.p.). In organic terms, the year-on-year growth was 9.0% driven by nexfibre growth offset in part by synergies realization, cost efficiencies and lower handset sales purchases.

- **Personnel expenses** amounted to 1,303 million euros in 2023, down 3.3% year-on-year in reported terms compared to 2022 due to the depreciation of the pound sterling (-2.0 p.p.), negatively impacted by restructuring adjustments (+6.1 p.p.). In organic terms, the year-on-year decline was 7.9% positively impacted by the realization of synergies through the execution of restructuring plans aiming to deliver a single operating model and a leaner company.

- **Other expenses** amounted to 3,035 million euros in 2023, up 3.3% year-on-year in reported terms compared to 2022 driven by higher integration costs

(+2.1 p.p.), partially offset by the depreciation of the pound sterling (-2.1 p.p.). In organic terms, the year-on-year growth was 3.3%, mainly attributable to inflationary tensions, including higher energy costs.

- In addition, VMO2 recorded an **impairment of goodwill** amounting to 3,572 million euros, related to an increase in VMO2's weighted average cost of capital and the impacts of the macroeconomic conditions in the United Kingdom on estimated future cash flows of VMO2.

OIBDA in 2023 reached 859 million euros, decreasing 80.5% year-on-year in reported terms impacted by the impairment of goodwill (-81.2 p.p.), other adjustments including restructuring (-3.0 p.p.) and the depreciation of the pound sterling (-2.1 p.p.). In organic terms OIBDA increases 5.6% year-on-year.

Depreciation and amortization amounted to 3,686 million euros in 2023, decreasing by 11.6% in reported terms impacted by lower depreciable base and the pound sterling (-1.8 p.p.). In organic terms, depreciation and amortization would decrease by 9.8% year-on-year.

Operating loss amounted to 2.826 million euros in the year 2023, compared to an Operating income of 231 million euros in 2022, mainly due to the impairment of goodwill amounting to 3,572 million euros. In organic terms, the year-on-year was 183.3%, mainly due to the decline in depreciation and amortization, synergies realization, the prices increases implemented by VMO2 and costs efficiencies.

TELEFÓNICA GERMANY

The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2022	2023	%Reported YoY
Fixed telephony accesses [1]	2,211.6	2,299.9	4.0%
Broadband [2]	2,294.2	2,384.3	3.9%
UBB	1,939.1	2,064.6	6.5%
FTTH	13.9	28.3	103.4%
Mobile accesses [3]	44,306.6	45,072.4	1.7%
Prepay	16,274.8	15,526.6	(4.6%)
Contract	26,336.2	27,686.4	5.1%
IoT [4]	1,695.7	1,859.3	9.7%
Retail Accesses	**48,891.6**	**49,832.2**	**1.9%**
Total Accesses	**48,891.6**	**49,832.2**	**1.9%**

Notes:

[1] Includes "fixed wireless" and Voice over IP accesses.

In 2023, Telefónica Germany continued solid growth due to robust commercial traction underpinned by its "more for more" O2 Mobile portfolio and its low churn levels.

Telefónica Germany's key milestones in 2023 were as follows:

- Continued commercial success, with contract net additions up 9.9% year-on-year (1.4 million new clients supported by O2 and partner brands) in combination with low churn rates.

- Telefónica Germany made good progress with the densification and further roll-out of its green network. 5G network coverage stood at 95% as of December 31, 2023, thus achieving and exceeding the goal set for 2023, and leaving Telefónica Germany well on track to achieve nationwide 5G coverage by 2025 at the latest.

- In November 2023, Telefónica Germany and the 1&1 Group expanded the scope of a May 2021 national roaming agreement to include 5G mobile services, which services were activated on December 8, 2023. The expansion of the roaming agreement followed the 1&1 Group's disclosure on August 2, 2023 that it will switch its host network operator in Germany from Telefónica Germany to Vodafone in the second half of 2024, under a long-term, exclusive national roaming partnership with Vodafone Group. This exclusivity arrangement includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies.

The agreement between the 1&1 Group and Vodafone will limit future network sharing opportunities with 1&1.

The **total access base** increased 1.9% year-on-year and stood at 49.8 million on December 31, 2023, mainly driven by a 1.7% increase in the mobile accesses base, which reached 45.1 million.

The **contract mobile customer base** grew 5.1% year-on-year and reached 27.7 million accesses, increasing the share over the total mobile accesses base to 61.4%. Net adds reached 1.4 million accesses driven by own brand gross adds momentum in combination with low churn levels. Churn rates remained at low levels based on the high network and service quality combination.

The **prepay mobile customer base** decreased 4.6% year-on-year to 15.5 million accesses, reflecting the German market trend of prepaid to postpaid migration. There was a net loss of 0.7 million prepay customers in 2023.

Broadband accesses reached 2.4 million accesses (up 3.9% y-o-y) with a net add of 90 thousand accesses in 2023, mainly driven by the good performance of "O2 myHome" tariff, continued VDSL demand and a low level of churn. Fiber and cable technologies are gaining more and more traction with high-value customers in these technologies.

The table below shows the evolution of Telefónica Germany's results over the past two years:

Millions of euros

TELEFÓNICA GERMANY	2022	2023	% Reported YoY	% Organic YoY (1)
Revenues	8,224	8,614	4.7%	4.7%
Mobile Business	**7,394**	**7,767**	**5.0%**	**5.0%**
Handset revenues	1,652	1,872	13.3%	13.3%
Fixed Business	**806**	**827**	**2.7%**	**2.7%**
Other income	153	160	4.7%	4.7%
Supplies	(2,524)	(2,677)	6.1%	6.1%
Personnel expenses	(622)	(669)	7.6%	8.2%
Other expenses	(2,673)	(2,788)	4.3%	4.4%
OIBDA	**2,558**	**2,640**	**3.2%**	**3.0%**
Depreciation and amortization	(2,295)	(2,323)	1.2%	1.2%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,659)	(1,650)	(0.5%)	(0.5%)
Amortization of rights of use	(636)	(673)	5.7%	5.7%
Operating income	**263**	**317**	**20.8%**	**17.6%**
CapEx	1,209	1,133	(6.3%)	(6.3%)
OIBDA-CapEx	1,349	1,507	11.7%	11.1%

Notes:
(1) See adjustments made to calculate organic variations below.
n.m.: not meaningful

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2023	**% Reported YoY**	**% Organic YoY**	**Restructuring costs**
Revenues	4.7%	4.7%	—
Other income	4.7%	4.7%	—
Supplies	6.1%	6.1%	—
Personnel expenses	7.6%	8.2%	(0.6)
Other expenses	4.3%	4.4%	(0.1)
OIBDA	**3.2%**	**3.0%**	**0.2**
Depreciation and amortization	1.2%	1.2%	—
Operating income	**20.8%**	**17.6%**	**2.1**
CapEx	(6.3%)	(6.3%)	—
OIBDA-CapEx	**11.7%**	**11.1%**	**0.4**

n.m.: not meaningful

Analysis of results

Total **revenues** were 8,614 million euros in 2023, year-on-year increase of 4.7% driven by the increase in the mobile business.

- **Mobile business revenues** totaled 7,767 million euros, increasing 5.0% year-on-year in reported terms. This reflects the sustained mobile service revenue momentum on the back of the ongoing strong commercial traction of the O2 brand and a solid contribution from partner brands selling O2 services.

- **Handset revenues** (which are included in mobile business revenues) amounted to 1,872 million euros, increasing 13.3% year-on-year in reported terms due to high demand for accessories and high value devices

supported by the "O2 myHandy" (monthly-installment financing model).

- **Fixed business revenues** were 827 million euros, increasing 2.7% y-o-y in reported terms due to the good performance of "O2 myHome" tariff, and the increasing demand of fiber and cable technologies.

Mobile ARPU was 10.8 euros (+6.5% y-o-y) in reported terms due to the 15.3% year-on-year increase in prepay ARPU, offset in part by the 0.1% y-o-y decrease in contract ARPU. Data ARPU was 7.4 euros (+9.2% y-o-y), supported by the successful "O2 Mobile" portfolio.

TELEFÓNICA GERMANY	2022	2023	% Reported YoY
ARPU (EUR)	**10.1**	**10.8**	**6.5%**
Prepay	6.7	7.8	15.3%
Contract [1]	13.3	13.2	(0.1%)
Data ARPU (EUR)	**6.7**	**7.4**	**9.2%**

[1] Excludes IoT.

The evolution of expenses is explained below:

- **Supplies** amounted to 2,677 million euros in 2023, increasing 6.1% year-on-year in reported and organic terms, mainly attributable to higher handset cost of sales partially offset by positive effects from cuts in the MTR (Mobile Termination Rate) fees paid to other operators.

- **Personnel expenses** amounted to 669 million euros in 2023, increasing 7.6% year-on-year in reported terms, partially offset by lower restructuring costs in 2023 compared to 2022 (-0.6 p.p.). In organic terms, personnel expenses increased 8.2% year-on-year reflecting the staff and wage increases in 2023, which were intended to support Telefónica Germany's transformation and growth plans.

- **Other expenses** amounted to 2,788 million euros in 2023, increasing 4.3% year-on-year in reported terms compared to 2022, partially offset by lower restructuring costs in 2023 compared to 2022 (-0.1 p.p.). In organic terms, other expenses increased 4.4% year-on-year, reflecting commercial costs, higher energy costs and higher technology costs required for the digital transformation of the company.

OIBDA totaled 2,640 million euros in 2023, increasing by 3.2% year-on-year in reported terms. In organic terms, OIBDA increased by 3.0% year-on-year, due to higher revenues.

Depreciation and amortization amounted to 2,323 million euros in 2023, increasing by 1.2% year-on-year both in reported and organic terms mainly due to higher amortization of rights-of-use assets.

Operating income totaled 317 million euros in 2023, increasing 20.8% year on year in reported terms. In organic terms, increase 17.6%, due good performance in both fixed and mobile businesses, own brand momentum, and further efficiency gains.

TELEFÓNICA BRAZIL

The table below shows the evolution of accesses of Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2022	2023	%Reported YoY
Fixed telephony accesses[1]	7,012.7	6,457.7	(7.9%)
Broadband[2]	6,419.6	6,677.9	4.0%
UBB	5,967.7	6,386.5	7.0%
FTTH	5,482.4	6,174.7	12.6%
Mobile accesses[3]	97,973.0	99,070.2	1.1%
Prepay	39,305.9	37,267.3	(5.2%)
Contract	43,947.2	45,902.7	4.4%
IoT	14,719.9	15,900.2	8.0%
Pay TV	966.3	844.9	(12.6%)
IPTV	898.3	844.9	(5.9%)
Retail Accesses	**112,423.7**	**113,101.8**	**0.6%**
Total Accesses	**112,424.0**	**113,102.1**	**0.6%**

Notes:
[1] Includes "fixed wireless" and Voice over IP accesses.

In 2023, Telefónica Brazil maintained its leadership in the mobile segment and, after the incorporation of Oi's customer base in April 2022 and in a more consolidated market environment, is positioned with a market share of 38.7%, standing at +4.8 p.p. ahead of its closest competitor, based on market-share data published by ANATEL in December 2023. Telefónica Brazil's strategy remains focused on strengthening its high-value customer base, and it reached a contract market share (excluding IoT accesses) of 43.4%, as of December 31, 2023, according to ANATEL.

In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber and IPTV, centering its commercial offer around Vivo Total and maintaining low churn rates.

In addition, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners to promote its consolidation as a digital services hub. The value proposition it offers is strengthened with a broad portfolio of services, highlighting those described below:

– Vida V - Health & Wellness, in March 2023, Telefónica Brazil announced the acquisition of Vale Saúde Semper, expanding its presence in digital health services. Vale Saúde Semper is a startup that acts as a health services marketplace, connecting more than 70 thousand customers with more than 5 thousand clinics and laboratories throughout Brazil. This service is obtained with a monthly subscription.

– Viva E – Education: commercially launched in March 2023, this platform provides digital courses focused on lifelong learning and employability. The platform is owned and operated by a joint venture created by Telefónica Brazil and Ânima Educação offers more than 400 hours of content.

– Vivo Ventures (an investment fund that focuses on startups) made its first two investments in the financial platforms Klavi and Klubi. Continuing with its expansion strategy in the sector, in June 2023 Vivo Ventures announced its third investment, in Digibee, an iPaaS service integration platform. Moreover, Vivo Ventures has agreed to invest 25 million Brazilian reais in Conexa Health LLC, Latin America's largest independent telemedicine platform and digital health ecosystem.

Total accesses stood at 113.1 million as of December 31, 2023, increasing by 0.6% year-on-year mainly due to the growth in contract thanks to Telefónica Brazil's totalization strategy (expanding the services we offer to provide customers with a complete experience) and the growth in FTTH, which offset the decrease in prepaid mobile accesses, the decline in the fixed voice business due to the continuous migration from fixed to mobile, the contraction of the lower-value fixed broadband customer base, and the loss of DTH customers as a result of the company's strategic decision to discontinue legacy technologies.

Contract mobile accesses grew by 4.4% year-on-year and reached 45.9 million with net adds of 2.0 million new accesses in 2023, with a churn at historical low levels (1.0%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in control postpaid (postpaid accesses with usage limits, requiring customers to purchase "top-ups" if they exceed these limits).

Prepaid mobile accesses decreased by 5.2% year-on-year, reaching 37.3 million accesses with a net loss of 2.0 million accesses in 2023. The lower customer base has been mainly a consequence of the disconnection of inactive customers, mostly from Oi's customer base incorporated in 2022, as well as the strategy of migrating prepaid customers to control postpaid (postpaid accesses with usage limits, requiring customers to purchase "top-ups" if they exceed these limits).

Broadband accesses grew by 4.0% year-on-year and reached 6.7 million accesses with net adds of 258

thousand new accesses in 2023. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 6.2 million homes connected with FTTH as of December 2023, growing 12.6% year-on-year. Telefónica Brazil reached 26.2 million real estate units, which managed to offset the decrease in other accesses of legacy broadband services (xDSL).

Traditional voice accesses decreased by 7.9% year-on-year due to fixed-mobile substitution, reaching 6.5 million accesses.

Pay TV accesses reached 0.8 million as of December 31, 2023, decreasing by 12.6% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.

The table below shows the evolution of Telefónica Brazil's results over the past two years:

Millions of euros

TELEFÓNICA BRAZIL	2022	2023	% Reported YoY	% Organic YoY (1)
Revenues	8,870	9,650	8.8%	8.4%
Mobile Business	**6,106**	**6,792**	**11.2%**	**10.9%**
Handset revenues	573	640	11.6%	11.2%
Fixed Business	**2,764**	**2,858**	**3.4%**	**3.1%**
Other income	416	427	2.8%	2.5%
Supplies	(1,783)	(2,170)	21.7%	21.3%
Personnel expenses	(1,097)	(1,220)	11.2%	10.9%
Other expenses	(2,674)	(2,559)	(4.3%)	(4.6%)
OIBDA	**3,732**	**4,128**	**10.6%**	**10.2%**
Depreciation and amortization	(2,369)	(2,511)	6.0%	5.6%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,807)	(1,890)	4.6%	4.3%
Amortization of rights of use	(562)	(621)	10.3%	10.0%
Operating income	**1,363**	**1,617**	**18.6%**	**18.3%**
CapEx	1,795	1,671	(6.9%)	(6.0%)
OIBDA-CapEx	1,937	2,457	26.8%	24.7%

Notes:
(1) See adjustments made to calculate organic variations below.

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

TELEFÓNICA BRAZIL 2023	YoY variation		Contribution to reported growth (percentage points)	
	% Reported YoY	% Organic YoY	Exchange rate effect	Spectrum acquisition
Revenues	8.8%	8.4%	0.3	—
Other income	2.8%	2.5%	0.3	—
Supplies	21.7%	21.3%	0.4	—
Personnel expenses	11.2%	10.9%	0.4	—
Other expenses	(4.3%)	(4.6%)	0.3	—
OIBDA	**10.6%**	**10.2%**	**0.4**	**—**
Depreciation and amortization	6.0%	5.6%	0.3	—
Operating income	**18.6%**	**18.3%**	**0.4**	**—**
CapEx	(6.9%)	(6.0%)	0.3	(1.3)
OIBDA-CapEx	**26.8%**	**24.7%**	**0.4**	**1.2**

Analysis of results

In 2023, **revenues** amounted to 9,650 million euros, growing by 8.8% year-on-year in reported terms driven mainly by the appreciation of the Brazilian real (+0.3 p.p.). In organic terms, revenues grew by 8.4% year-on-year. This evolution is mainly driven by the growth in service revenues (mobile business), businesses associated with new technologies like FTTH, IPTV and Digital Services and higher handset sales. To a lesser extend, revenues grew due to the price increases implemented by Telefónica Brazil. These impacts offset the revenue erosion associated with voice and traditional accesses and to a lesser extent due to lower Pay TV revenues.

- **Mobile business revenues** totaled 6,792 million euros in 2023, increasing by 11.2% in reported terms, mainly due to the appreciation of the Brazilian real (+0.4 p.p.). In organic terms, mobile business revenues increased by 10.9%, mainly as a result of the larger contract customer base and the price increases implemented by Telefónica Brazil.

- **Fixed business revenues** amounted to 2,858 million euros in 2023, growing 3.4% in reported terms mainly due to the appreciation of the Brazilian real (+0.3 p.p.). In organic terms, revenues grew 3.1%, mainly explained by higher FTTH revenues in line with the strategic focus on such services, as well as higher IT service revenues.

Mobile ARPU grew 7.2% year-on-year in reported terms mainly due to the appreciation of the Brazilian real. In local currency, mobile ARPU grew 6.8% year-on-year supported by the good evolution of the contract business, helped by the totalization strategy (expanding the services we offer to provide customers with a complete experience), mobile shelf plans with new hybrid bundles (packaged offers including, e.g., health insurance and entertainment services as Vale Saúde and VIVOplay), and to a lesser extent the price increases implemented by Telefónica Brazil.

TELEFÓNICA BRAZIL	2022	2023	% Reported YoY	%Local Currency YoY
ARPU (EUR)	**4.7**	**5.0**	**7.2%**	**6.8%**
Prepay	2.3	2.4	4.0%	3.7%
Contract [1]	8.3	8.8	6.3%	5.9%
Data ARPU (EUR)	**3.7**	**4.1**	**8.6%**	**8.3%**

[1] Excludes IoT.

The evolution of expenses is explained below:

- **Supplies** amounted to 2,170 million euros in 2023, increasing 21.7% year-on-year in reported terms, impacted by the appreciation of the Brazilian real (+0.4 p.p.). In organic terms, supplies increased by 21.3% year-on-year due to higher equipment purchases and handset costs associated with increased commercial activity.

- **Personnel expenses** amounted to 1,220 million euros in 2023, increasing 11.2% year-on-year in reported terms compared to 2022, impacted by the appreciation of the Brazilian real (+0.4 p.p.). In organic terms, personnel expenses increased by 10.9% year-on-year, as result mainly of the salary increases due to inflation.

- **Other expenses** amounted to 2,559 million euros in 2023, decreasing 4.3% year-on-year in reported terms compared to 2022, impacted by the appreciation of the Brazilian real (+0.3 p.p.). In organic terms, other expenses decreased by 4.6% year-on-year due mainly to the acquisition price adjustment recorded in connection with Oi's assets and cost efficiencies due to digitalization.

OIBDA stood at 4,128 million euros in 2023, growing by 10.6% year-on-year in reported terms. In organic terms, OIBDA grew by 10.2%.

Depreciation and amortization amounted to 2,511 million euros in 2023, increasing 6.0% in reported terms. In organic terms, depreciation and amortization would increase by 5.6% year-on-year due to higher amortization of intangible assets.

Operating income stood at 1,617 million euros in 2023, increasing by 18.6% year-on-year in reported terms, impacted positively by the appreciation of the Brazilian real (+0.4 p.p.). In organic terms, the operating income increased by 18.3%, as a result of the good performance of service revenues as result of higher commercial activity and the price increases implemented by Telefónica Brazil, which together with good cost management more than offset the growth in expenses and depreciation and amortization.

TELEFÓNICA HISPAM

The table below shows the evolution of accesses of Telefónica Hispam over the past three years as of December 31 of such years:

ACCESSES

Thousands of accesses	2022	2023	%Reported YoY
Fixed telephony accesses [1]	6,375.7	5,678.7	(10.9%)
Broadband	6,030.6	6,029.2	0.0%
UBB	5,155.0	5,534.6	7.4%
FTTH	5,053.9	5,466.7	8.2%
Mobile accesses	95,579.7	97,945.7	2.5%
Prepay	65,340.7	66,649.7	2.0%
Contract	24,771.9	25,125.8	1.4%
IoT	5,467.2	6,170.1	12.9%
Pay TV	2,899.8	2,840.3	(2.1%)
IPTV	1,384.7	1,682.7	21.5%
Retail Accesses	**110,958.9**	**112,563.5**	**1.4%**
Total Accesses	**110,970.7**	**112,575.3**	**1.4%**

Notes:
[1] Includes "fixed wireless" and Voice over IP accesses.

Telefónica Hispam's **total accesses** amounted to 112.6 million as of December 31, 2023 (+1.4% year-on-year), as a result of the increase in mobile and FTTH accesses.

Mobile accesses amounted to 97.9 million, increasing by 2.5% y-o-y mainly due to the higher prepay customer base.

- **Contract accesses** increased by 1.4% year-on-year due to the increase in accesses in Mexico (+22%), Venezuela (+4.1%) and Peru (+2.4%), partially offset by the decrease in Chile (-2.2%) and Colombia (-1.3%). This evolution is mainly thanks to attractive commercial offers which result in a higher number of gross adds.

- **Prepay accesses** increased by 2.0% year-on-year, with a net gain of 1.3 million accesses as of December 31, 2023. The year-on-year accesses evolution was greatly impacted by the gain of accesses in Colombia (+912 thousand accesses), Chile (+900 thousand accesses) and Venezuela (+673 thousand accesses) due to lower churn. The year-on-year increase was partially offset by an access decrease in Peru (-998 thousand accesses), and to a lesser extent Mexico (-151 thousand accesses) and Uruguay (-38 thousand accesses).

Fixed accesses stood at 5.7 million as of December 31, 2023 (-10.9% year-on-year) with a net loss of 0.7 million accesses due to the continued erosion of the traditional fixed business.

Fixed broadband accesses amounted to 6.0 million as of December 31, 2023 (stable year-on-year). The penetration of FBB accesses over fixed accesses stood at 106.2% (+11.6 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.5 million connected accesses (+8.2% y-o-y) and 20.3 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 91.7% (+6.2 p.p. y-o-y).

Pay TV accesses stood at 2.8 million as of December 31, 2023, a decrease of 2.1% y-o-y or a net loss of 60 thousand customers, a consequence of the decrease in Direct-to-Home (DTH) technology accesses (-146.2 thousand accesses) due to the change in commercial strategy, as well as the decreasing cable access base (-211.2 thousand accesses). This evolution was partially offset by the increase in IPTV accesses (+298 thousand accesses), on which the Company is placing strategic focus.

The table below shows the evolution of Telefónica Hispam's results over the past two years:

Millions of euros

TELEFÓNICA HISPAM	2022	2023	% Reported YoY	% Organic YoY [1]
Revenues	9,141	8,381	(8.3%)	(0.1%)
Mobile Business	**6,003**	**5,493**	**(8.5%)**	**(1.4%)**
Handset revenues	1,541	1,416	(8.1%)	(2.1%)
Fixed Business	**3,138**	**2,888**	**(8.0%)**	**2.4%**
Other income	448	263	(41.3%)	(4.3%)
Supplies	(3,384)	(3,211)	(5.1%)	(0.5%)
Personnel expenses	(1,201)	(1,126)	(6.3%)	3.9%
Other expenses	(3,046)	(2,797)	(8.1%)	1.6%
OIBDA	**1,958**	**1,510**	**(22.9%)**	**(4.8%)**
Depreciation and amortization	(1,799)	(1,557)	(13.5%)	(3.3%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,345)	(1,207)	(10.3%)	1.2%
Amortization of rights of use	(454)	(350)	(23.0%)	(17.1%)
Operating loss	**159**	**(47)**	**c.s.**	**(17.6%)**
CapEx	1,058	938	(11.4%)	(4.4%)
OIBDA-CapEx	900	572	(36.4%)	(5.1%)

Notes:
[1] See adjustments made to calculate organic variations below.
c.s.: change of sign
n.m.: not meaningful

The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

TELEFÓNICA HISPAM 2023	YoY variation		Contribution to reported growth (percentage points)						
	% Reported YoY	% Organic YoY	Exchange rate effect	Capital gains/ losses on sale of companies	Reported var. in hyperinflationary countries	Restructuring cost	Spectrum acquisition	Transformation T. Mexico	Impairment of goodwill and other assets
Revenues	(8.3%)	(0.1%)	0.7	—	(8.9)	—	—	—	—
Other income	(41.3%)	(4.3%)	0.9	(36.5)	(3.0)	—	—	—	—
Supplies	(5.1%)	(0.5%)	1.6	—	(6.3)	—	—	—	—
Personnel expenses	(6.3%)	3.9%	0.3	—	(12.7)	2.6	—	—	—
Other expenses	(8.1%)	1.6%	0.5	—	(9.5)	—	—	—	(0.6)
OIBDA	**(22.9%)**	**(4.8%)**	**(0.2)**	**(8.3)**	**(9.0)**	**(1.6)**	**—**	**—**	**1.0**
Depreciation and amortization	(13.5%)	(3.3%)	—	—	(8.8)	—	—	(1.4)	—
Operating loss	**c.s.**	**n.m.**	**(1.5)**	**(103.0)**	**(11.7)**	**(19.4)**	**—**	**15.4**	**12.1**
CapEx	(11.4%)	(4.4%)	—	—	0.6	—	(8.3)	—	—
OIBDA-CapEx	**(36.4%)**	**(5.1%)**	**(0.4)**	**(18.2)**	**(20.3)**	**(3.4)**	**9.7**	**—**	**2.1**

c.s.: change of sign
n.m.: not meaningful

Analysis of results

Venezuela and Argentina are considered countries with hyperinflationary economies in 2023 and 2022, and hyperinflation in Argentina had a significant impact on the segment's results in 2023. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2023 was the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 Argentine pesos per euro as of December 31, 2022). The annual inflation rate for 2023 was 211%. As a result, in 2023 Telefónica Argentina contributed 1,237 million euros to the consolidated revenues of the Telefónica Group and an operating loss of 199 million euros to the consolidated operating income of the Telefónica Group (2,066 million euros and a loss of 270 million euros, respectively, in 2022).

Revenues amounted to 8,381 million euros in 2023, decreasing 8.3% year-on-year in reported terms. This decrease was caused by the reported variation of companies in hyperinflationary countries (-8.9 p.p.), marginally compensated by exchange rate effects (+0.7 p.p.). In organic terms, revenues decreased by 0.1% year-on-year, mainly due to a decrease in handset sales revenues, lower prepaid B2C (Business to Customer) and TV revenues, partially offset by higher broadband and new services revenues.

Mobile business revenues amounted to 5,493 million euros in 2023, decreasing 8.5% year-on-year in reported terms. This decrease was caused by the reported variation of companies in hyperinflationary countries (-8.4 p.p.). partially offset by exchange rate effects (+1.3 p.p.), In organic terms, revenues decreased by 1.4% year-on-year, mainly due to revenue the decrease in handset sales, as a result of the slowdown in commercial activity with a lower number of gross adds and lower prepaid B2C (Business to Customer) revenues.

The performance by country was as follows:

- In Argentina, mobile revenues amounted to 862 million euros 2023, decreasing 37.5% year-on-year in reported terms. Excluding the exchange rate effects (-154.4 p.p.), given the depreciation of the Argentine peso, revenues increased 117.0% year-on-year explained by higher postpaid and prepaid B2C (Business to Customer) revenues due to the increase in accesses and higher handset sales.

- In Chile, mobile revenues amounted to 988 million euros in 2023, increasing 2.0% year-on-year in reported terms. Excluding the impact of exchange rate effects (+1.1 p.p) revenues grew 0.9% explained by higher handset sales and mobile postpaid revenues.

- In Peru, mobile revenues amounted to 840 million euros in 2023, decreasing 9.1% year-on-year in reported

terms, impacted by exchange rate effects (-0.4 p.p.). Excluding this impact revenues decreased 8.7% affected by an aggressive competitive environment in postpaid which has led to a lower ARPU, lower commercial activity with lower number of gross adds in prepaid and lower handset sales.

- In Colombia, mobile revenues amounted to 774 million in 2023, decreasing 13.1% year-on-year in reported terms. Excluding the impact of exchange rate effects (-3.9 p.p.), revenues decreased 9.2% due to lower prepaid and handset revenues, as a result of the slowdown in commercial activity, with a lower number of gross adds, partially offset by higher postpaid revenues.

- In Mexico, mobile revenues amounted to 1,318 million euros in 2023, increasing 12.5% year-on-year in reported terms. Excluding the impact of exchange rate effects (+10.5 p.p.), revenues grew 2.0%, leveraged on higher B2C (Business to Customer) postpaid revenues with a the good level of commercial activity resulting in a higher number of gross adds and higher handset sales revenues.

Fixed business revenues amounted to 2,888 million euros in 2023, decreasing 8.0% year-on-year in reported terms. This decrease was affected by the reported variation of companies in hyperinflationary countries (-10.0 p.p.) and exchange rate effects (-0.5 p.p.). Excluding these impacts, revenues increased by 2.4%, driven by higher broadband and new services revenues and the increase in voice accesses in Chile and Colombia, that partially offset the decrease in fixed business revenues in Peru, affected by an aggressive competitive environment.

The evolution of expenses is explained below:

- **Supplies** amounted to 3,211 million euros in 2023, decreasing 5.1% year-on-year in reported terms compared to 2022. This decrease was mainly attributable to the reported variation of companies in hyperinflationary countries (-6.3 p.p.) partially offset by foreign exchange effects (+1.6 p.p.). In organic terms, supplies decreased by 0.5% driven by lower direct costs partially offset by higher commercial costs.

- **Personnel expenses** amounted to 1,126 million euros in 2023, decreasing 6.3% year-on-year in reported terms compared to 2022. This decrease was mainly attributable to the reported variation of companies in hyperinflationary countries (-12.7 p.p.) partially offset by the year-on-year increase in restructuring costs in several operating businesses in the region (+2.6 p.p.). Excluding these impacts personnel expenses increased by 3.9% mainly due to higher wages.

- **Other expenses** amounted to 2,739 million euros in 2023, down 10.0% year-on-year in reported terms compared to 2022. This decrease was mainly due to the reported variation of companies in hyperinflationary countries (-9.5 p.p.). In organic terms these costs increase by 1.6% year-on-year despite the cost efficiencies carried out in the region.

OIBDA reached 1,510 million euros in 2023, decreasing 22.9% year-on-year in reported terms 4.8% in organic terms).

Depreciation and amortization amounted to 1,557 million euros in 2023, decreasing 13.5% year-over-year in reported terms (-3.3% in organic terms), mainly due to the effect of the devaluation of the Argentine peso and to the lower amortization base in Telefónica México.

Operating Loss was 47 million euros in 2023, compared to Operating Income of 159 million euros in 2022. This year-on-year variation was mainly affected by the recording of capital gains in 2022 from the sale of fiber assets in Colombia (-103.0 p.p.), the higher restructuring expenses carried out in several operating businesses in the segment in 2023 compared to 2022 (-19.4 p.p.), partially offset by the lower depreciation and amortization base in Telefónica Mexico in 2023 compared to 2022, related to the transformation of the operating model (as a result of the 2019 wholesale access services agreement with AT&T); (+15.4 p.p.), the difference in the impairment recorded in 2023 in Ecuador (amounting to 58 million euros) and the other assets impairment recorded in 2022 relating to Telefónica Argentina (amounting to 77 million euros); (+12.1 p.p.). In organic terms, Operating Income decreased by 17.6% year-on-year, due to lower revenues in spite of the lower expenses.

Below is additional information by country:

- In Argentina, operating loss was 199 million euros in 2023 compared to an operating loss of 270 million euros in 2022, a 26.5% year-on-year decrease mainly due to the devaluation of the Argentine peso and lower lower depreciation and amortizations expense in 2023.

- In Chile operating income was 35 million euros in 2023 (-80.6% year-on-year in reported terms). Excluding foreign exchange effects operating income decreased 80.9% year-on-year, explained mainly by the capital gain recorded in 2022 from the sale of a data center in such year.

- In Peru the operating loss was 33 million euros in 2023 compared to operating income of 60 million euros in 2022, not impacted by foreign exchange effects, mainly due to lower revenues.

- In Colombia, operating income was 64 million euros in 2023 (-75.6% year-on-year in reported terms). Excluding foreign exchange effects, operating income decreased by 74.5% year-on-year, mainly due to the capital gains recorded in 2022 in connection with in fiber asset sales in such year.

- In Mexico operating income was 3 million euros in 2023 compared to operating loss of 176 million euros in 2022. The better performance was due in part to the lower depreciation and amortization base in 2023 compared to 2022, related to the transformation of the operating model of Telefónica México (as a result of the 2019 wholesale access services agreement with AT&T).



Statement of Non-Financial Information

Statement of Non-Financial Information

Building a greener future
2.1. Responsibility to the environment
2.2. Energy and climate change
2.3. Circular Economy
2.4. Biodiversity, water and other environmental aspects

Helping society thrive
2.5. Human Capital
2.6. Attraction, retention and talent development
2.7. Diversity and Inclusion
2.8. New ways of working
2.9. Safety, health and well-being at work

2.10. Responsibility to the customer
2.11. Sustainable offering and innovation
2.12. Digital inclusion
2.13. Contribution and impact on communities
2.14. Human Rights

Leading by example
2.15. Governance and culture of sustainability
2.16. Ethics and compliance
2.17. Fiscal transparency
2.18. Privacy and security
2.19. Responsible supply chain management

A in CDP
CDP Climate. A-List for 10th consecutive year due to our leadership.

76 points
eNPS or employee commitment level, seven points higher than in 2022.

20%
of employee remuneration is linked to ESG objectives such as carbon emissions reduction and gender equality.



Building a greener future

2.1. Responsibility to the environment

Key points

Commitment

to being a decarbonised, circular company and minimising our environmental impact on the planet.

100%

of our operators have implemented externally-certified environmental management systems.

Digital-green

energy transition driven by fibre and 5G, increased use of renewables and energy efficiency.

2.1.1. Vision

Companies play a key role in protecting the environment. By **integrating sustainability** strategically throughout their operations, they not only contribute to reducing their impacts, but also mitigate risks and increase their value as a company.

Customers, investors and employees are significantly more environmentally conscious, which is reflected in their need to carry out their activities in a more sustainable way and to seek partnerships with companies that have incorporated these values into their strategy.

At Telefónica, we strive at all levels of the organisation to minimise our impact and decouple the growth of our business from our environmental footprint.

Furthermore, we believe it is vital to enhance the synergies between the digital, green and energy transition in order to achieve a competitive, resilient and sustainable economy. This is why **digitalisation becomes a crucial tool in facing environmental challenges:** climate change, circular economy, water management and biodiversity.

This commitment forms part of the Company's general strategy for which the Board of Directors is ultimately responsible.

The corresponding performance levels are regularly supervised by the Board's Sustainability and Regulation Committee. In addition, the heads of the sustainability management areas, in coordination with the Global Sustainability (ESG) Office , met periodically to monitor performance and progress.

We see the environment as a cross-cutting issue that involves operational and management areas as well as business and innovation areas. The **Climate Action Plan** is a good example of this. Not only does this Plan define actions for the operational model, but it also defines actions for the business and financial strategy, the commitment to customers, the supply chain and society as a whole.

In this regard, it is worth highlighting that carbon emissions reduction targets are part of the variable remuneration of all the Company's employees, including the Executive Committee.

We are committed to digitalisation as a key tool for tackling our environmental challenges.

2.1.2. Targets

The Telefónica Group's main environmental targets are to:

- Achieve **net zero emissions by 2040**, including our value chain. To do this, we will reduce all our emissions by at least 90% and neutralise the remaining emissions through nature-based solutions.

- Consume **100% renewable electricity** in all our markets **by 2030**.

- Be a **Zero-waste company in 2030**, through the design of equipment, reuse and recycling.

2.1.3. Policies and management systems
GRI 2-23, 3-3

We have several policies to bring the organisation into line with our environmental targets:

- Environmental Policy.

- Energy Management Policy.

- Supply Chain Sustainability Policy.

As well as our policies, we have internal standards that serve as a common reference framework for all Group companies. These global standards guide the Company in improving its **environmental performance** and incorporate a **life-cycle perspective**.

To control the impact of our activities on the environment, we have chosen to implement an Environmental Management System (EMS) in accordance with the **ISO 14001** standard. **All our operators have an externally certified EMS.** Operating under a certified EMS ensures adequate control and compliance with the applicable environmental legislation in each of our markets. It is therefore directly linked to the **preventive environmental compliance model**, which forms part of the Company's comprehensive compliance process.

Our EMS(s) enable(s) us to manage our most critical environmental aspects, such as energy and waste, as well as others that are less relevant due to the nature of our operations (biodiversity, water, noise). It is worth mentioning that we were not subject to any significant environmental penalties in 2023.

Furthermore, 652 employees with EMS-related responsibilities attended specific 4-hour training in 2023. This course enables them to enhance their competence, training and awareness, which contributes to the improvement of the organisation's environmental performance.

We maintain our Energy Management Systems (EnMS) certifications, based on the **ISO 50001** standard, for our operations in Spain, Germany, Chile and Brazil. Brazil has two certified operational centres, including the Eco Berrini building.

2.1.4. Impacts, risks and opportunities
GRI 3-3

The Company's environmental and climate change risks are managed under the Telefónica Group's global risk management framework.

The major risk focus regarding these issues lies in the wide geographical spread of our infrastructure. As a result, we carry out supervision and monitoring based on standardised procedures, under the scope of ISO 14001-certified EMSs.

We take the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) as a starting point for the analysis of climate change **risks**, which are specifically discussed in chapter 2.2. Energy and climate change.

 For further information, see 2.2. Energy and climate change

In 2023 the Telefónica Group contracted, locally and globally, several insurance policies to mitigate the possible occurrence of any incident arising from the risks of environmental liability and/or natural disasters, so as to guarantee business continuity.

We have fully comprehensive monetary loss and lost profits cover in place to protect against material losses, damage to assets and loss of income and/or customers, among other things, due to acts of nature. We also have coverage for environmental liabilities as required by applicable laws and regulations. This coverage consists of limits, sublimits and hedges appropriate to the risks and exposures of Telefónica and its group of companies.

By being proactive, establishing preventive measures and including environmental criteria in our decision making, we have been able to:

- Increase the Company's sustainable financing.

- Reduce our dependence on fossil fuels.

- Reduce our CO_2 emissions, in absolute terms, despite the increase in network traffic.

- Seize the opportunities offered by the circular economy.

- Help minimise our customers' environmental footprint thanks to our Eco Smart products and services.

2.1.5. Action plan and commitments
GRI 2-23, 3-3

Our environmental strategy seeks **to minimise our impact on the planet** and **maximise the environmental benefits** generated by our digital products and services. It is built around three levels, which will be discussed throughout this report:

- The **first level** is related to the **responsibility** we assume as a company that is committed to our environment, by ensuring compliance with environmental legislation, managing our risks and opportunities, implementing management systems, establishing strict environmental targets, and engaging in proactive advocacy for the environment.

- The **second level** concerns the Company's **decarbonisation and circularity**, the protection of **biodiversity** and integral management of **water**. This is done through the use of renewable energy, energy efficiency projects, circular economy practices and biodiversity management. This second level of the strategy is detailed in chapters **2.2. Energy and climate change, 2.3. Circular economy** and **2.4. Biodiversity, water and other environmental aspects.**

 For further information, see 2.2. Energy and climate change

 For further information, see 2.3. Circular economy

 For further information, see 2.4. Biodiversity, water and other environmental aspects

- Lastly, the **third level** is linked to our *raison d'être*, the **digitalisation of our customers**, through services that have a positive impact on the environment thanks to connectivity technologies such as the Internet of Things (IoT), the cloud and big data. This last level is detailed in chapter **2.11. Sustainable offering and innovation.**

 For further information, see 2.11. Sustainable offering and innovation

In addition, as part of the integration of the environment into our strategy, **we continue to increase** the day-to-day **sustainable financing** of the Company.

 For further information, see chapter 1.7. Finance for the transition to a sustainable economy

Environmental strategy

We reduce our impact and provide solutions to major environmental challenges through digitalisation.

- Risks + Opportunities	=	+ Efficiency + Revenues	=	+ Resilience


Digitalisation
Eco Smart services
Circular and decarbonised economy
Responsibility
AI
Blockchain
Ecodesign
Advocacy
Risk management
Value chain
Renewable energy
Reuse/ Recycling
Science-based targets
ISO 14001
ISO 50001
Water
Connectivity
IoT
Biodiversity
CO2 emissions
Adaptation to climate change
Big data
Cloud

2.1.6. Progress in 2023
GRI 302-3, 303-5, 305-1, 305-2, 305-3, 306-3

We have an environmental risk and impact monitoring system in place to manage the network throughout its life cycle. Monitoring allows us to offer a top quality service and to promote care for the environment. Therefore, in 2023, we invested around €17 million towards this goal (similar to the investment in 2022).

We foster the circular economy across all our assets to make our network as eco-efficient and environmentally responsible as possible. Thanks to our energy efficiency and renewable energy plans, we have managed to stabilise our electricity consumption, despite the rise in digitalisation. In addition, our circular economy strategy enabled us to reuse 313,805 pieces of network equipment and recycle 97% of our waste in 2023.

In order to both optimise land use and reduce visual impact, energy consumption and waste generation, we apply the best practices available. Among many other actions, we introduce soundproofing measures when necessary and prioritise locating our facilities in co-located sites with other operators, which allows us to reduce the impact caused by network deployment.

Responsible network life cycle

Planning and construction

Environmental licences and permits	1,492
Visual impact reduction measures	64
Base stations with renewable energy	484

Operation and maintenance

Energy efficiency and managements projects	170
Renewable electricity in own facilities (%)	84
GHG emissions (Scopes 1+2) (tCO$_2$eq)	337,119
Energy consumption per traffic (MWh/PB)	41

Dismantling

Network equipment reused (pieces)	313,805
Hazardous waste (t)	3,576
Total waste recycled (%)	97

The trend of our environmental performance is displayed in the following summary of indicators:

Telefónica's environmental performance, at a glance

Management

	2022	2023	Trend
Certified activity according to ISO 14001 (%)	100	100	● No change

Energy

	2022	2023	Trend
Energy consumption (MWh)	6,106,255	6,011,861	▼ Improvement
Renewable electricity in own facilities (%)	82	84	▲ Improvement
Energy consumption per traffic (MWh/PB)	49	41	▼ Improvement

Emissions

	2022	2023	Trend
Scope 1 GHG emissions (tCO$_2$e)	131,809	122,460	▼ Improvement
Scope 2 GHG emissions - market based (tCO$_2$e)	221,537	214,659	▼ Improvement
Scope 3 GHG emissions (tCO$_2$e)	1,930,051	1,970,583	▲ Deterioration
Emissions offsets (tCO$_2$e)	35,537	33,711	N/A

Avoided emissions

	2022	2023	Trend
Emissions avoided by customers (MtCO$_2$e)	81.7	86.1	▲ Improvement

Water

		2022	2023	Trend
	Water consumption (ML)	3,194	2,785	▼ Improvement

Circular economy

		2022	2023	Trend
	Waste generated (t)	52,906	45,756	▼ Improvement
	Non-hazardous waste (t)	50,340	42,180	▼ Improvement
	Hazardous waste (t)	2,566	3,576	▲ Deterioration
	Reused and recycled waste (%)	98%	97%	▼ Deterioration
	Equipment reused (t)	5,557	7,031	▲ Improvement

Biodiversity

		2022	2023	Trend
	Visual impact reduction measures (no)	104	64	N/A

Milestones

❶ We reduced our total GHG emissions (Scopes 1, 2 and 3) by 51% in just eight years.

❷ Thanks to eco-efficiency measures, we reused and recycled 97% of our waste.

❸ We avoided 86.1 million tonnes of CO_2e for our customers thanks to our products and services.

2.2. Energy and climate change

Key points

A in CDP

For the 10th consecutive year, we are part of the CDP A List, which includes the leading climate management companies worldwide.

SBTi

has validated our targets to achieve net zero emissions throughout our value chain by 2040, thanks to our Climate Action Plan.

51%

reduction in our total carbon emissions (Scopes 1+2+3) in the last eight years.

2.2.1. Vision

The current economic model's intensive use of energy is one of the main causes of climate change, which is one of the most pressing challenges we are facing. In their latest report, the UN expert panel warned that **the world must cut emissions by 45% before 2030** and achieve net zero emissions by 2050 on a global scale. Organisations like the World Economic Forum identify climate change as the major risk factor for the world's economy, and the investment world is increasingly aware of the need to focus on sustainable investments.

In line with scientist-led approaches to limit the global temperature increase to below 1.5°C, the main aspect we are working on in order to decarbonise our company is electricity, which is a vital resource for the development of our business: over 95% of our consumption comes from providing our services through the telecommunications network.

In addition, many of our products and services have the potential to help our customers do business more sustainably. In fact, organisations such as the World Economic Forum and the Exponential Roadmap initiative have indicated that digital technologies can help **reduce global greenhouse gas (GHG) emissions** between now and 2030 **by 15%** when implemented in industrial sectors, **and by up to 35%** if we consider their ability to transform people's habits.

At Telefónica we develop green digital solutions to help our customers transition towards more sustainable and competitive business models.

 For further information, see 2.11. Sustainable offering and innovation

Therefore, our vision is aligned with our strategy and our stakeholders' demands; it incorporates energy management, mitigation, adaptation and the opportunities arising from climate change.

We are working to ensure we remain leaders in this area and continue to be included as part of the CDP Climate Change 'A List', as we have been for the past ten years in a row.

2.2.2. Targets
GRI 3-3

Telefónica's plan for achieving decarbonisation includes short-, medium- and long-term targets that have been validated by the Science-Based Targets initiative (SBTi) under the new **net zero** standard.

Over **the long term (2040)**, we will achieve **net zero carbon emissions**, including our value chain. To get there, we will reduce all our emissions (Scopes 1 + 2 + 3) by at least **90%** and use nature-based solutions to **neutralise the remaining emissions.**

Telefónica's decarbonisation plan includes interim targets for **the short and medium term**:

- Reduce operational emissions (scopes 1+2) by **90%** by **2030** globally compared to 2015 levels, and by 2025 for our main markets.

- Reduce emissions in our **value chain** (scope 3) 39% by 2025 and **56%** by **2030** compared to 2016 levels.

- Continue to use 100% **renewable electricity** in Europe, Brazil, Chile and Peru, and throughout our operations by 2030.

- Neutralise 100% of our operational emissions (scopes 1+2) in our main markets from 2025.

- Improve energy consumption per unit of traffic (MWh/PB) by 90% in 2025 compared to 2015.

- Accelerate our customers' decarbonisation processes by fostering development of new digital solutions.

Telefónica's climate targets are validated by the SBTi and include Scopes 1, 2 and 3.

The road to net zero




Energy and climate change targets
Beyond the Paris Agreement



Net zero emissions   2040: entire value chain
(Scopes 1, 2 and 3)

Renewable energy	Energy efficiency	Emissions reduction	Value chain	Neutralisation
100%	90%	90%	-56%	100%
Renewables in Europe, Brazil, Chile and Peru Globally in 2030	MWh/PB 2025 Energy consumption per unit of traffic	2030 **Scopes 1 and 2** -90% in main markets by 2025	2030 **Scope 3**	2040 Unabated emissions Main markets by 2025 (Scopes 1+2)
• Guarantee of origin certificates. • Long-term power purchase agreements (PPAs). • Self-generation.	• Network transformation and legacy shutdown. • Power-saving features (PSF). • Modernisation of air-conditioning and power equipment. • Lighting.	• Incorporating internal carbon pricing in our purchases. • Leakage control and new refrigerant gases. • Reduction in use of fossil fuels.	• Supplier emissions reduction program. • Efficiency in customer devices.	• Nature-based projects. • With social and biodiversity benefits. • Certified by recognised and reputable standards

2.2.3. Governance
GRI 2-12

The climate change and energy strategy is part of the Company's Responsible Business Plan, which is approved by the Board of Directors. The Sustainability and Regulation Committee, which meets monthly, oversees the strategy implementation, reviews the risks and monitors its targets.

Our **Global Energy and Climate Change Office** has been operational since 2007. Comprising the global areas of Operations (Global Chief Technology and Information Officer - GCTIO), Environment and other areas for which the issue at hand may be relevant (e.g. Procurement, Risks), the Office is in charge of executing the strategy and coordinating implementation of the Climate Action Plan. Furthermore, the Global Energy Centre, created in 2015, works to ensure we meet our targets as soon as possible and, alongside local officers, promotes energy efficiency and renewable energy projects in each country.

In our **Climate Action Plan** we set out how we align our strategy and business model with the most ambitious scientific climate recommendations so that they are compatible with the transition to a low-carbon economy. This plan is approved by the Board of Directors, following analysis by the Sustainability and Regulation Committee

In addition, a percentage of the variable remuneration of all our employees, including the Executive Committee, is linked to fulfilment of the annual and multi-annual CO_2 emissions reduction and neutralisation targets.

 For further information, see 5.1. Annual Report on Remuneration

Reducing CO_2 emissions has been part of the variable remuneration of all employees, including the Executive Committee, since 2019.

We have been holding our Global Workshop on Energy and Climate Change every year since 2010. The Workshop is an annual meeting point for those leading the Company's energy transformation and our main partner companies in the field. During the event, which brings together more than 250 individuals from all the

countries in which Telefónica is present, the latest technological innovation, energy efficiency and renewable energy initiatives and environmental projects are presented and shared.

2.2.4. Policies
GRI 2-23

We have a number of internal regulations that are designed to align the organisation with our energy and climate change targets:

• Environmental Policy.

• Energy Management Policy.

• Supply Chain Sustainability Policy.

2.2.5. Impacts, risks and opportunities
GRI 201-2, 3-3

Climate change is one of the risks included in Telefónica's risk management framework.

⊕ For further information, see 3.1. Risk management framework

We also analyse climate-related **risks** in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), covering both physical risks and transition risks in the medium and long term. To assess the physical risks, we use projections of climate variables for two different CO_2 concentration scenarios (Representative Concentration Pathways, or RCPs) defined by the Intergovernmental Panel for Climate Change (IPCC) for the time horizons of 2030, 2040 and 2050.

In the **RCP 2.6** scenario (which is aligned with the Paris Agreement), the temperature increase at the end of the century does not exceed 2°C compared to pre-industrial levels. The risks of this scenario relate mainly to transitioning to a decarbonised economy (regulatory, technological, market and reputational risks) – for

example, due to the tightening of the measures to limit greenhouse gas (GHG) emissions. This transition would also entail considerable **opportunities** associated with cost reductions from energy efficiency and renewable energy and with business growth from digital solutions designed to help our customers decarbonise their activities.

⊕ For further information, see chapter 2.11. Sustainable offering and innovation

In the "business as usual" scenario (**RCP 8.5**), where the temperature increase at the end of the century is around 4°C, the major risks are physical risks associated with changes to specific climate variables, whether temporary (increase in extreme weather events) or chronic (increase in temperature, variation in rainfall). The risk associated with the **increase in temperature** would entail a major financial impact, as it could increase our consumption of electricity for cooling our network equipment. In addition, this could be aggravated by the possible increase in the cost of electricity, mainly in countries that are highly reliant on hydropower in the event of drought.

Furthermore, transition scenarios, which provide the necessary parameters to test the impact of transitioning to a low-carbon economy, also provide key information to help us understand how the future might unfold if the temperature increase were limited to 1.5°C. For this assessment we use the International Energy Agency's **IEA NZE 2050 scenario**, which is aligned with the Paris Agreement and describes the efforts needed to reduce GHGs and reach net zero emissions globally by 2050.

In order to ensure the resilience of our assets, we have drawn up an **Adaptation Plan**, the main pillars of which are business continuity, energy efficiency and renewable energy plans that help us to reduce exposure to physical risks and adapt to the consequences of climate change.

⊕ For further information on the Task Force on Climate-related Financial Disclosures (TCFD), see 2.20.8. Appendix

Climate change risks

Transition				Physical	
Regulatory	**Technological**	**Market**	**Reputational**	**Chronic**	**Acute**
Price increases for certain products and services due to direct or indirect CO_2 taxes or charges (energy, transport, etc.).	Need for early decommissioning of HVAC assets or energy assets due to transition to low-emission energy.	Increased energy OpEx, e.g. in countries with high reliance on hydro generation or due to higher CO_2 prices.	Greater demands in this area from key stakeholders (investors, analysts, customers, etc.). Rising carbon offset costs.	Increased electricity consumption for cooling associated with rising global temperatures. Possible increase in electricity prices during periods of drought.	A higher occurrence of extreme weather events (mainly floods) would increase the business continuity risk and the cost of replacing damaged assets.

Climate change opportunities

Resource efficiency	Eco Smart products and services	Energy sources	Resilience	New financing sources
We optimise the costs of our networks and operations through our Energy Efficiency Plan.	Our connectivity and digitalisation solutions are key to decarbonising other sectors and will allow us to access new business opportunities.	Our Renewable Energy Plan allows us to reduce carbon emissions and lower the cost of energy for our network, thanks to self-generation and long-term power purchase agreements (PPAs).	Our adaptive strategy allows us to incorporate risks and opportunities into the Company's strategy, influencing our investment, modernisation and network deployment decisions.	Access to new sustainable financing sources, in addition to traditional financing.

Assessing climate scenarios has allowed us to identify the major risks and opportunities for our business in terms of impact, which we outline below.

Financial impact of climate-related risks and opportunities


Risks
Opportunities
Financial impact
Increased revenue due to connectivity and Eco Smart services
Increase in electricity prices during drought periods
Market risks
Energy sources
Resources efficiency
New sources of finance
Reputation risks
Increased electricity consumption due to rising temperatures
Policy and legal risks
Business continuity due to extreme weather events
Short
Medium
Long
Term

Management of the main climate change risks

Category	Nature	Risk	Description	Financial impact	Risk management and mitigation
Physical	Chronic	Temperature increase	Rising average temperatures could increase Telefónica's operating costs, mainly due to increased cooling requirements for network equipment.	Increase in operational costs. *Long term* *Low impact*	To manage this risk, we have implemented several lines of action to reduce cooling related electricity consumption. We support a variety of energy efficiency projects, both to reduce air conditioning consumption (e.g. free cooling, liquid cooling, modernisation of equipment, etc.) and regarding the network equipment itself, including technical specifications for the network equipment so that it can operate at higher temperatures.

Category	Nature	Risk	Description	Financial impact	Risk management and mitigation
Physical	Acute	Extreme weather events	Increased severity and frequency of extreme weather events, such as heavy precipitation (rain, hail, snow/ice), forest fires and floods.	Increased operational costs due to the replacement of damaged assets. Decrease in revenues due to service unavailability. *Long term* *Low impact*	To manage this risk, we have the Global Business Continuity System included in our Adaptation Plan to manage risks proactively, ensuring the utmost resilience of our operations in the event of any possible interruption. These include: a) Business Continuity Plans in each country that set out how to restore essential functions that have been interrupted; b) A global Crisis Management System to manage high-impact threats. There is also a Global Crisis Committee, which includes specialists for each type of incident. In addition, the Company's insurance model takes into account the possible impact on assets due to the occurrence of extreme weather events.
Transition	Market	Electricity price increases	The telecommunications sector is not fossil-fuel intensive but is highly dependent on electricity consumption for its networks. For this reason, an increase in electricity prices due to a new regulation in the electricity generation sector or a shortage of hydro generation due to a drought may impact our energy OpEx.	Increase in operational costs. *Medium term* *Medium impact*	To manage this risk and reduce our exposure to rising electricity prices, we have implemented two main plans: a) An Energy Efficiency Plan, which allows us to consume less electricity; and b) A Renewable Energy Plan, which reduces our operating costs and makes us less dependent on fluctuations in electricity prices through long-term power purchase agreements (PPAs).

Management of the main climate change opportunities

Type	Opportunity description	Financial impact	Opportunity management
Products and Services	Telefónica has identified opportunities in a low-carbon economy to grow the business by selling products that reduce the carbon emissions of our customers and other sectors. In this regard, digitalisation will be essential in tackling the transition to a low-carbon economy.	Increased revenues as a result of higher demand for products and services that contribute to the decarbonisation of the economy. *Medium term* *High impact*	We see the future potential of technology as an opportunity, with digitalisation being essential to tackle environmental challenges, which is why we are a founding member of the European Green Digital Coalition. Telefónica is developing new digital services based on broadband connectivity, the Internet of Things (IoT), the cloud and big data, which have the potential to optimise our customers' resource consumption and reduce their impact on the environment. The Telefónica Tech business unit drives the growth of digital services involving IoT/big data and the cloud to achieve a larger scale and integrate leading digital solutions that help our B2B customers move towards a more digital and sustainable world.
Resource efficiency	Since the electricity consumption of our network is high, Telefónica sees a major opportunity associated with cost reductions arising from energy management. By being more efficient in the use of this resource, the operating costs of our networks will be reduced.	Reduction in operational costs. *Medium term* *High impact*	Through the Energy Efficiency Plan, we aim to decouple the growth of our business from energy consumption, which is why it is integrated into our overall climate change strategy. This plan gives us a significant competitive advantage in our sector, as it increases the efficiency and resilience of our networks. Since 2010, we have implemented over 1,500 energy efficiency projects that have enabled us to achieve considerable energy savings and therefore cost reductions. We have managed to keep our energy consumption stable since 2015, despite the exponential growth in traffic passing through our networks.
Transition to renewable energy (PPAs)	Telefónica has identified a major opportunity associated with the use of renewable energy sources. This opportunity provides us with a major competitive advantage, as it reduces our exposure to energy price volatility and delivers significant energy OpEx savings.	Reduction in operational costs. *Medium term* *High impact*	One of our strategic targets in terms of climate change is to commit to renewable energies as a sustainable source for our business, ensuring that 100% of our electricity consumption comes from renewable sources by 2030. The Renewable Energy Plan includes all types of solutions: self-generation, purchase of renewable energy with guarantees of origin, distributed generation and long-term PPAs. The plan allows us not only to reduce our exposure to market variations, but has enabled us to achieve considerable savings in electricity costs as a result of long-term PPAs and distributed generation.
Sources of sustainable finance	Access to new sources of sustainable finance (capital markets and bank financing) and diversification of the instruments used (bonds, hybrids, loans, etc.) with sustainability-linked criteria.	Improved financing conditions. Broadening the investor base and investor type. *Medium term* *High impact*	Telefónica uses green bonds and green and sustainable hybrid instruments to finance projects with a positive environmental impact as defined in its sustainable financing framework: for example, telecommunication network transformation and modernisation projects (for the fixed and mobile networks), to improve its energy efficiency. In addition, Telefónica uses other sustainable bank financing instruments, such as loans and credit facilities linked to sustainability targets, which allow it to make progress towards achieving corporate targets linked to emissions reductions.

2.2.6. Action plan and commitments

GRI 2-23, 3-3

Our Climate Action Plan sets out our energy and climate change strategy and how it is integrated on a cross-cutting basis throughout the Company. The Plan defines specific actions aligned with most ambitious scientific climate recommendations and focuses on building a greener future.

Our journey to **net zero** requires us to reduce our own emissions (Scopes 1 and 2) and those of our value chain (Scope 3), neutralise unabated emissions and boost the use of our Eco Smart products and services, which help our customers reduce their emissions.

2.2.6.1. Calculating our emissions

We calculate annually the carbon footprint of our operations (scopes 1 and 2) and our value chain (Scope 3), following the methodology established in the **GHG Protocol** Corporate Accounting and Reporting Standard (revised edition). We develop an **emissions inventory** that follows methodological guidelines based on the principles of relevance, completeness, consistency, transparency and accuracy.

The information included in Telefónica's GHG emissions inventory corresponds to the Company's entire reporting scope for non-financial indicators, that is, those operations and facilities over which Telefónica has operational control.

We have our emissions inventory verified by an independent third party so as to confirm the completeness of the calculation process and increase the credibility and transparency of the reported data.

Telefónica calculates its GHG emissions by multiplying the activity data compiled at each facility or business unit by documented GHG emissions factors, which are regularly selected and updated.

To calculate our emissions, we develop an inventory following GHG Protocol, verified by an independent third party.

GHG emissions accounting methodology

Scope 1 emissions (direct GHG emissions). They come from two main sources: fuel consumption (fleet and operations) and fugitive emissions of fluorinated gases. The emissions factors used are stated in the GHG Protocol Cross Sector Tools (2017), the IPCC Fifth Assessment Report (2014) and the carbon footprint reporting tools provided by the ministries of the different countries.

Scope 2 emissions (indirect GHG emissions). There are two emission sources: electricity consumption and district heating. There are two methods for calculating these emissions, one that is location based and one that is market based. The emissions factors used are taken from the International Energy Agency's Statistics-Emissions Factors (2023) report and from local official sources (energy or environment ministries) in each country.

Scope 3 emissions (other indirect GHG emissions). The SBTi corporate Net-Zero standard establishes that long-term targets must cover at least 90% of an organisation's scope 3 emissions and that all material categories must be included in the inventory.

In order to define the most relevant categories (those for which there is more opportunity to reduce emissions), we screened all 15 categories in accordance with the GHG Protocol. Five categories are material and represent 91% of our scope 3 total. The other 10 categories are excluded from Telefónica's GHG inventory, either because they are not applicable, because they are reported in other scopes, or because they account for less than 5% of the scope.

The methodology for quantifying scope 3 emissions is consistent with recommendations from the GHG Protocol (Corporate Value Chain (Scope 3) Accounting and Reporting Standard) and from the ITU-T&GeSI&GSMA sectoral guidance (Guidance for assessment of Scope 3 emissions for operators).

To calculate the emissions of purchased goods and services and capital goods (cat. 1 and 2), we use the hybrid method defined by the GHG Protocol, in which the supplier's emissions intensity is multiplied by the amount spent on the supplier.

In the case of purchased mobile devices, we use the supplier-specific method, according to which the units of devices acquired are multiplied by the specific emissions of the production and transportation stages of each model's Life Cycle Assessment (LCA).

The emissions associated with energy-related activities (cat. 3) are those associated with extraction, production and transportation of the energy we consume. The calculation methodology is based on the activity data (amount of fuel, electricity and district heating consumed in the reporting year by the different business units) and the upstream emission factors and transmission & distribution losses, which are specific to each country and obtained from the International Energy Agency's Statistics-Emissions Factors (2023) report and UK's Department for Environment, Food and Rural Affairs (DEFRA)'s 2023 UK Government GHG Conversion Factors for Company Reporting report.

For calculating business travel emissions (cat. 6), we use both the distance-based method (for distances travelled by plane, train, bus, rental car and boat) and the spend-based method (for journeys in certain modes of transport where the mileage is not known). The sources of emission factors used are the 2023 UK Government GHG Conversion Factors for Company Reporting report from the UK's Department for Environment, Food and Rural Affairs (DEFRA) and the Air Emission Accounts by area of activity and economic aggregated data by area of activity (*Cuentas de emisiones a la atmósfera por ramas de actividad y Agregados por ramas de actividad*) from Spain's INE (the National Statistics Institute).

We use two approaches to calculate emissions from the use of sold products (cat. 11):

- Emissions from the use of mobile devices (smartphones or tablets) are calculated by multiplying the number of sold mobile devices by the use life stage specific LCA product emissions of each device. The emissions data are publicly available LCA studies from suppliers or data from the Eco Rating initiative.

- Emissions from the use of customer premise equipment, such as routers and set-top boxes, are calculated by multiplying the number of devices installed by the annual energy consumption and the specific electricity emission factor for each country. The source of the electricity emissions factors is the same as the one used for the location-based method of calculating Scope 2 emissions.

Although they are not included in our inventory, we also calculate and report other emissions that we consider strategic to our business such as "Category 15. Investments". This category includes emissions from the entities of the investess over which we do not have operational control. For example, VMED O2 UK, the joint venture created in the UK in 2021 is included. For this calculation, we use the investment-specific method, multiplying the operational emissions of the investee company by Telefónica's share of equity. If no public emissions data are available, the average-data method is used, multiplying the revenue of the investee company by an EEIO (Environmentally-Extended Input-Output) factor that is representative of the sector of economic activity of the investee company and by Telefónica's share of equity in the investee company.

2.2.6.2. The Autonomous Network Journey (ANJ) programme

In 2021 Telefónica launched its ambitious network transformation program, the Autonomous Network Journey, which aims to harness the potential of our technology transition towards softwarisation and unbundled architectures. The program entails changes and improvements in all the technical areas of our Company, from network architecture and systems to the way we work and our processes, thereby boosting autonomy through data management, artificial intelligence (AI) and automatic learning, all while maintaining a customer-, sustainability- and security-by-design-oriented approach.

Guided by the drivers of agility, intelligence, quality, efficiency and sustainability, the program has over 100 initiatives and an organising framework comprising the following:

• Network: our networks and systems.

• Brain: automation platform from which we optimise data management and implement AI algorithms.

• Heart: processes that govern the life cycle of our networks and systems and therefore improve our operational and business KPIs.

• People: new ways of working enabled by technological transformation.

2.2.6.3. Reducing our own emissions
GRI 305-5

At Telefónica, **keeping our energy consumption stable** is a priority, despite the considerable rise in digitalisation of society and therefore the amount of data traffic circulating through our networks.

That priority informs our **Energy Efficiency Plan** and the **Sustainable Platform Design** project, which is part of the **ANJ** program and includes **technology** initiatives such as modernising our network by replacing copper with fibre optics (85% more efficient); deploying 5G (which is up to 90% more efficient than 4G); virtualisation; cloud migration; implementing Power Saving Features (PSFs) and AI/machine learning (ML) platforms to optimise energy consumption while maintaining quality; **shutting down legacy networks** to minimise network co-existence; **modernising infrastructure** and renovating power plants and HVAC equipment; free cooling; immersion cooling; shutting down HVAC equipment; reducing fuel consumption by using hybrid stations with solar photovoltaic energy; delaying the ignition of generators using deep-cycle lithium batteries;

and using more environmentally friendly fuels such as hydrogen/methanol.

Not only do we need maximum efficiency in energy use if we are to become a decarbonised company, but we also need the energy to come from renewable sources.

Our **Renewable Energy Plan** includes all types of solutions – self-generation, the purchase of renewable energy with a guarantee of origin and long-term Power Purchase Agreements (PPAs) – and prioritises non-conventional renewable energy sources. Our goal is to go beyond 100% renewable energy in our main markets. We want to contribute to increasing the renewable energy mix through self-generation and/or by facilitating the construction of new renewable power plants through our medium- and long-term consumption commitments (under PPA models).

In addition, we have set an **internal carbon price** to help us make better investment and equipment procurement decisions. We implement a shadow price when procuring equipment that uses energy (electricity or fuel) or that contains fluorinated gases, by calculating the Total Cost of Ownership (TCO). This enables us to bear in mind not just the purchase price, but also the price of the energy consumed and the emissions generated during its useful life. As a result, we are able to make better investment decisions, and choose to buy more efficient equipment that will produce fewer operational emissions over its useful life.

The Climate Action Plan, available on our website, is our roadmap to achieve net zero emissions by 2040.

2.2.6.4. Reducing value chain emissions
GRI 305-5

The emissions generated by value chain (scope 3) are the largest in our carbon footprint.

Of our total scope 3 emissions, nearly two thirds come from our **supply chain** (the "purchased goods and services" and "capital goods" categories, as defined in the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard) and the **use of our products** by our customers.

In order to reduce our value chain emissions, cooperation with our main suppliers and the rest of the sector is key, as we share the same challenges.

With that in mind, we have been running **a number of emissions-related programs with our main suppliers** for several years now. For those who represent around 90% of our supply chain emissions (categories 1 and 2 of the GHG Protocol), we analyse their climate maturity and support them in their decarbonisation process at a company level through training sessions (Supplier Engagement Programme) and by asking them to make specific commitments, such as setting emissions reduction targets in line with the SBTi. There is a smaller group of suppliers for whom, due to the significance of their emissions, we run an individual, more specific collaboration program (Carbon Reduction Programme), which aims to reduce carbon emissions at product level.

In addition, we work closely with other operators in the Joint Alliance for CSR (JAC) and GSMA working groups, collaborating on methodological issues and specific actions to encourage emissions reductions in our common supply chain. We also participate in multi-sectoral initiatives, such as 1.5°C Supply Chain Leaders and the SME Climate Hub, to reach out to small and medium-sized enterprises as well.

 For further information, see 2.19. Responsible supply chain management

The other major scope 3 category that is important for our emissions is the one related to the **use of sold products**. To reduce the emissions from electronic devices, we foster design with environmental criteria in household connectivity equipment (CPE) and reuse of customer premise equipment and mobile phones.

 For further information, see 2.3. Circular economy

We also help our customers to make informed purchasing decisions. One of our initiatives is Eco Rating, which measures the environmental impact of mobile phones over their entire life cycle, rating their environmental sustainability. On the one hand the Eco Rating label enables customers to incorporate sustainability criteria when choosing mobile handsets and, on the other, it encourages manufacturers to reduce the environmental impact of these devices.

 For further information, see 2.11. Sustainable offering and innovation

We collaborate in sectoral initiatives to reduce our supply chain emissions.

2.2.6.5. Neutralising unabated emissions

We will neutralise the emissions that cannot be reduced (a maximum of 10% in 2040) by **permanently removing or sequestering an equivalent amount of CO_2** from the atmosphere through the purchase of carbon credits or by developing our own projects, which must meet the following criteria:

- **Carbon sequestration** initiatives should preferably be **nature-based**, such as reforestation, afforestation or ecosystem restoration initiatives using native plant species.

- Projects should be able to demonstrate **additionality** and **long-term impact.**

- Projects should provide environmental and social co-benefits, contribute as much as possible to the achievement of the SDGs and respect and consider the rights of local communities and indigenous peoples.

- Projects should be certified to recognised national/international standards and verified by an accredited third party.

- Projects should preferably be located in countries where Telefónica is present.

Furthermore, **in the short and medium term**, we will invest in projects that yield **high-quality emissions-reduction credits**, thereby contributing to halting deforestation in certain regions where Telefónica has operations and providing incentives to support indigenous peoples and local communities.

2.2.6.6. Developing digital solutions for the green transition

Another of the priorities of our Climate Action Plan is to **promote connectivity and digitalisation as key factors which enable the green transition** and also improve our customers' competitiveness.

We develop connectivity, Internet of Things (IoT), cloud, big data and 5G services that provide not only operational and cost-saving benefits, but also environmental benefits.

 For further information, see 2.11. Sustainable offering and innovation

2.2.6.7. Calculating the avoided emissions of our customers

We annually measure the enablement effect of the products and services implemented by our customers, quantifying their avoided GHG emissions.

In order to carry out these calculations, we need to understand the efficiencies the use of our services brings to our customers' operations.

Mobile connectivity and broadband services for the **B2C segment** give our customers access to digital applications that allow them to adopt more sustainable habits such as teleworking, e-learning, audio/video calls, car sharing, satellite navigation apps, real-time access to public transport applications, shared accommodation, online shopping and online banking services.

To understand how these applications are used and what new, more sustainable habits are being adopted, we conduct surveys of our customers in the residential segment.

To understand how **B2B customers** are using **Eco Smart solutions**, we perform case studies, selecting representative customers for each sector who can give us an idea of the average efficiencies brought by our solutions. We are then able to extrapolate the results to other customers in the same sector who make similar use of the technologies we sell them.

With support from the Carbon Trust, since 2019 we have been using this information to develop and apply a **calculation methodology that converts the efficiencies** (energy, operational or material consumption) produced by our services (when used by a customer) **into avoided CO_2 emissions.**

We are continuously updating this methodology to include new digital services and the technological developments of our solutions and customers in a way that is consistent with industry guidelines and/or methodological recommendations.

In addition to our commitment to promoting green digital solutions and transparently communicating the environmental benefits they deliver, we have been a founding member of the European Green Digital Coalition (EGDC) since 2021.



The EGDC is an initiative promoted by the European Commission and the leading European companies in the ICT sector. In order to make the EU's green transition possible, we, the participating companies, are committed to:

- Investing in the development and deployment of green digital solutions with a strong focus on contributing to energy efficiency.

- Collaborating with key organisations to develop standardised methodologies for assessing the net environmental impact of digital solutions.

- Promoting cross-sectoral dialogue.

- Contributing to the development of guidelines and recommendations for the deployment of these solutions.

Telefónica is included in CDP's Climate A List for the 10th consecutive year.



2.2.7. Progress in 2023

2.2.7.1. Energy consumption performance
GRI 302-1, 302-2, 302-3, 302-4

In 2023, we rolled out a series of projects aimed at boosting the efficiency and sustainability of our operations, in line with the Company's ANJ (Autonomous Network Journey) programme to build the network of the future. We prioritised the rollout of new, more efficient, technologies and the shutdown of legacy elements to foster the circular economy.

During this period, we implemented 170 initiatives focussing on energy management and efficiency in our networks and offices, with savings of 281 GWh and €82 million. Our total energy consumption was 6,012 GWh (21,642,699 GJ), of which 95% was electricity and 5% was fuel. We must highlight that we have managed to improve our rate of **energy consumption per unit of traffic** by 89.3% compared to 2015.

Progress in energy consumption and traffic 2015-2023



Thanks to the implementation of energy efficiency projects, we have reduced power consumption by 8.6% since 2015, even though data traffic through our networks has increased 8.6 times over.

Total energy consumption 2023



* T. Mexico, T. Colombia, T. Venezuela, T. Ecuador, T. Peru, T. Argentina, T. Chile, T. Uruguay
** Telxius Cable, TGIES, T. Tech

As part of our energy efficiency projects, we actively promoted network transformation initiatives, which are responsible for 66% of our total energy savings. We also continued our commitment to **shut down legacy networks**, including both mobile and network infrastructure. In Spain, in line with the 2024 copper shutdown plan, 1,914 plants were closed in 2023 (4,150 since 2014); this means we have shut down 49% of the total number of plants scheduled to close, generating savings of 41 GWh. In addition, in Hispanoamerica we made progress in shutting down the 2G network, totalling 50% in Uruguay. When we have completed the shutdown process entirely (100%), this will achieve estimated savings of 4.7 GWh per year, which represents 17% of total consumption of this operation.

As regards infrastructure, we defined a new multi-annual plan based on a series of levers we have included in our **Climate Action Plan**, such as compaction of technical rooms, renewing of obsolete equipment, cold aisle containment and increasing the temperature of rooms and associated water circuits. In 2023, we improved the PUE (Power Usage Effectiveness) of our main data centres by a tenth, to 1.69.

We broadened the **Data Centre Consolidation** project to include all critical sites. In Germany, we defined a consolidation plan to have less infrastructure (but better in terms of reliability and efficiency) and obtain a 15% reduction in energy consumption.

In addition to the projects carried out at our data centres, we undertook activities involving the rest of the critical infrastructure (core sites). In Spain, we continued to implement the **Apagado Milles** project, which consisted of matching the climate control equipment to the real status and shutting down almost 1,000 units, with savings of 20 GWh in 2023.

In 2023, our **Smart Site Design** project also pressed onward, aiming to improve the **design** of mobile sites thanks to the Smart Site model, which includes equipment modernisation, use of free cooling, more efficient rectifiers, bluetooth locking and renewable energy, among other best practices. Germany is a good example of this, where we continued to work on the NSD (New Site Design) project.

In Brazil, we signed the **Energy Savings as a Service (ESaaS)** framework agreement, while in Hispanoamerica we selected the *Hycooloop* model to move forward in modernising the infrastructure and improving the energy efficiency of the sites, all with third-party investment. In 2023, in Spain we implemented four ESaaS-based projects which represent savings of 5.2 MWh per year. The next step involves expanding it to 40 plants, with estimated average savings in consumption of 20% for each plant.

With the aim of managing network capacity efficiently, we intensified the use of power-saving features (PSF), especially during off-peak periods. We incorporated advanced AI, machine learning and automatic traffic prediction tools. In 2023, we implemented six new **power-saving features** (PSF) in our 4G and 5G networks in our main markets, enabling us to reduce energy consumption in off-peak hours by up to 30%, without compromising on quality of service. In Germany, AI/machine learning platforms were rolled out to obtain additional savings to those from the 4G/5G power-saving features already active at network level, with additional savings of up to 5%.

Lastly, we continued to **improve the methodologies for obtaining fuel consumption data** from operations and recharging of refrigerant gases. In Colombia and Venezuela, we implemented automatic fuel measurement systems at the main plants. We persevered with the digitalisation of the management process, achieving an increase in data reliability, which enabled us to reduce refrigerant gas recharges by 15% in Brazil. This also makes it possible to implement new projects to reduce scope 1 emissions.

With the aim of reducing emissions derived from the use of fossil fuels, we conducted an assessment for the use of hydrogen/methanol solutions at off-grid mobile sites. In 2023, the study demonstrated theoretically that fuel cells powered by methanol, as a complement to the solar panels and batteries already in use, would allow us (at a reasonable cost) to eliminate the use of generators and, therefore, reduce our emissions. In the coming year, we will roll out a number of pilots prior to large-scale implementation.

In line with this, for our power plants where use of generators is inevitable as they guarantee continuity of service, we performed an analysis based on use of biofuels (HVO) to replace traditional diesel. Thus, we ratified the viability of a change that reduces emissions. During 2024, we will launch a number of pilots in different operations.

In Colombia, 10 sites were implemented under the ESaaS model and eight sites with the Li-ion battery cycling project, representing a reduction of 125,582 litres of fuel per year. In this way, we eliminated 100% of the sites which ran 365 days with a generator.

Savings in energy efficiency and managements projects



€19.8ₘ
Network transformation

€28.1ₘ
Energy market

82.2
€M

€11.6ₘ
Power-saving features (PSF)

Project savings

€22.7ₘ
Others*

*Other: includes projects such as lighting, correcting the output factor, renewable self-generation, reduction in fuel use, cooling, power, and tax exemptions and benefits.

2.2.7.2. Renewable energy

In 2023, 84% of our total electricity consumption in our own facilities came from renewable sources. In Europe, Brazil, Chile and Peru, 100% of the electricity we used came from renewable sources.

We continued the **distributed generation** (DG) project in Brazil. To date, we have installed 67 renewable energy plants out of a total of 85 planned. These plants will generate over 700 GWh per year for our operations, thereby reducing dependence on renewable energy certificates (iRECs).

In addition, thanks to extending **guarantee of origin programmes**, for the first time Telxius Cable certified 100% of the electricity it consumed as renewable at its own facilities in its main markets, through the purchase of iRECs. In Hispanoamerica, we awarded the first multi-country and multi-annual purchase (2024-2026) for iRECs for a volume of between 451 GWh (2024) and 981 GWh (2026). This is an increase in the percentage of renewable consumption of between 53% and 76% for 2024 and 2026, respectively. In 2023, Argentina, Ecuador and Colombia continued increasing their consumption of renewable electricity, achieving 10%, 41% and 89% respectively.

Regarding the electricity we use at non-Company facilities, our operations in Germany, Spain, Brazil, Peru and Chile also certified 100% of electricity consumption at third-party sites as being renewable, enabling us to reach a figure of 87% globally.

In Europe, Brazil, Peru and Chile, 100% of the electricity we consume at our own facilities comes from renewable sources (84% at global level). Our goal, as part of the RE100 initiative, is for the electricity we consume in all our operations to come entirely from renewable sources by 2030.

With regard to **self-generation of electricity**, we have 484 systems installed (both in fixed network buildings and in mobile network base stations). These systems not only contribute to improving our electricity use through renewable sources but also allow us to avoid using fossil fuel-based generators in isolated (off-grid) base stations, achieving considerable reductions in consumption, which range between 70% and 100%. A noteworthy example of this initiative was the implementation of 11 self-generation projects in Ecuador, with estimated annual production of 34,000 kWh.

Progress in renewable energy consumption in own facilities



Our commitment in this area is reflected in the **Renewable Energy Plan**. This aims to reach 100% by 2030, in the long-term power purchase agreements (PPAs) we have entered into and in the gradual ramping up of our self-generation. It will enable us to gradually reduce the acquisition of renewable energy certificates, generating in turn significant savings in electricity operating costs (OpEx).

Renewable energy consumption by type



Energy consumption performance

Energy	Unit	2015	2021	2022	2023	2015/2023 Performance
Total energy consumption	MWh	6,577,766	6,106,625	6,106,255	6,011,861	-8.6%
Electricity consumption + self-generation [1]	MWh	6,186,885	5,815,665	5,824,828	5,739,167	-7.2%
Renewable electricity consumption	MWh	967,076	4,227,978	4,529,993	4,849,439	401.5%
Self-generation	MWh	13,477	6,375	4,317	5,929	-56.0%
Non-renewable electricity consumption	MWh	5,206,331	1,581,311	1,290,518	883,800	-83.0%
Fuel and district heating	MWh	390,882	290,961	281,427	272,694	-30.2%
Biofuels consumption	MWh	57,383	28,386	48,848	66,410	15.7%
Non-renewable fuel consumption	MWh	328,435	254,986	226,266	201,173	-38.7%
District heating (non-renewable)	MWh	5,063	7,589	6,312	5,110	0.9%
Electricity from renewable sources in own facilities	Percentage	17%	79%	82%	84%	
Total annual traffic managed	Petabyte	17,054	113,547	125,790	146,074	756.5%

[1] Of which 3,851,889 MWh were consumed in our own facilities.

2.2.7.3. GHG emissions
GRI 305-1, 305-2, 305-3, 305-4, 305-5

In 2023, the Telefónica Group emitted 2.3 million tCO_2e, the largest proportion of which came from the indirect emissions produced in our value chain (Scope 3) which account for 85.4% of our carbon footprint.

Indirect emissions from electricity use (Scope 2) represented 9.3% of our total emissions, while direct emissions from the activities controlled by Telefónica (Scope 1) amounted to 5.3%.

GHG emissions by scope



2.3
Million tonnes of CO_2e

5.3% · 9.3% · 85.4%

■ Scope 1
■ Scope 2 (market)
■ Scope 3

Performance of operational emissions

Scope 1 emissions are derived from two main sources: consumption of fuel in our business areas and fugitive emissions of fluorinated gases (refrigerant gases from the cooling equipment and fire suppression agents). In 2023, these emissions were 7% lower than the previous year, due to a 11% decrease in fugitive emissions of fluorinated gases and a 3% decrease in total fuel consumption.

Scope 2 emissions dropped by 3% compared to the previous year. We achieved this thanks to our **Renewable Energy and Energy Efficiency Plans**, with which we have increase our renewables-based consumption to 84% across the group while also reducing

our electricity use by 1.5% in comparison with the previous year. This means that, in 2023 alone, we avoided the emission of 837,520 and 45,289 tCO_2e, respectively.

Compared to the base year (2015), our **Scope 1** emissions decreased by 57% (163,741 tCO_2e) and our **Scope 2** emissions by 86% (1,310,295 tCO_2e). Combined, our Scope 1 and 2 emissions fell by 81.4%, resulting in 1,474,036 fewer tCO_2e emitted to the atmosphere.

In this way we continued to progress towards meeting our target, updated in 2023, of reducing our operational emissions (Scope 1 and 2) by 90% by 2030.

Scope 1 and 2 emissions. Breakdown by source.



6.4%
Fuel in fleet

63.7%
Electricity

8.7%
Fuel in operations

21.2%
Fluorinated gases

337,119
tCO_2e
Scopes 1 and 2
(market)

Scope 1:
Direct emissions

Scope 2:
Indirect emissions

In 2023, without our Renewable Energy Plan, Telefónica's emissions would have been 3.5 times greater.

GHG emissions

	Unit	2015	2016	2021	2022	2023	Performance, base year/2023
Scope 1 [2]	tCO_2e	286,201	281,517	183,231	131,809	122,460	-57%
Scope 2 (market-based method)	tCO_2e	1,524,954	1,047,751	353,506	221,537	214,659	-86%
Scope 2 (location-based method)	tCO_2e	1,869,500	1,712,202	1,212,173	1,002,189	1,036,537	-45%
Scope 1+2 (market-based)	tCO_2e	1,811,155	1,329,268	536,737	353,346	337,119	-81%
Scope 1+2 (location-based)	tCO_2e	2,155,701	1,993,719	1,395,404	1,133,998	1,158,997	-46%
Emissions offset [3]	tCO_2e			63,018	35,537	33,711	NA
Scope 3 [4]	tCO_2e	2,855,544[5]	2,855,544	2,072,159	1,930,051	1,970,583	-31%
Total GHG emissions (Scope 1+2+3; market-based method)	tCO_2e	4,666,699	4,184,812	2,608,896	2,283,397	2,307,702	-51%
Total GHG emissions (Scope 1+2+3; location-based method)	tCO_2e	5,011,245	4,849,263	3,467,563	3,064,049	3,129,580	-38%
Biogenic emissions	tCO_2e			9,020	13,873	16,267	NA
Emissions avoided due to renewable energy consumption	tCO_2e	392,489	752,264	902,019	845,456	837,520	113%
Emission intensity (Scope 1+2 [market]/revenues €M)	tCO_2e / €M	33.0	29.4	14.6	8.8	8.3	-75%
Emission intensity (Scope 1+2+3 [market]/revenues €M)	tCO_2e / €M	79.8	92.6	71.2	57.1	56.8	-39%
Emission intensity (Scope 1+2+3 [location]/revenues €M)	tCO_2e / €M	86.0	101.0	89.6	73.3	74.0	-27%

Breakdown of total emissions by company

Emissions (tCO₂e)	T. Germany	T. Brazil	T. Spain	T. Argentina	T. Chile	T. Colombia	T. Ecuador	T. Mexico	T. Peru	T. Uruguay	T. Venezuela	Telxius	Other companies[6]
Scope 1 + 2 (market)	6,190	25,524	18,947	144,398	9,405	15,699	6,387	39,545	3,564	1,941	49,717	9,137	6,664
Scope 1	5,955	25,524	18,947	23,076	9,405	10,141	1,036	4,304	3,564	483	9,240	9,075	1,708
Scope 2 (market)	234	0	0	121,322	0	5,558	5,352	35,240	0	1,458	40,477	63	4,956
Scope 3	391,940	302,358	529,979	171,831	149,679	83,302	16,290	98,044	111,235	10,308	35,548	8,996	61,074
Total GHG emissions	398,129	327,882	548,926	316,228	159,084	99,001	22,677	137,589	114,800	12,249	85,265	18,133	67,738

Performance of value chain emissions

85% of the Telefónica Group's total emissions are **Scope 3 emissions**, that is, those produced by our value chain. Specifically, they derive from the following categories:

---

[2] Scope 1 emissions by type of gas:CO_2: 50,695 tCO_2e; CH_4: 239 tCO_2e; N_2O: 212 tCO_2e; HCFCs: 71,314 tCO_2e.

[3] Emissions offset by purchase of carbon credits in certified projects.

[4] Scope 3 emissions include the emissions from material categories: Cat.1 (1,026,696 tCO_2e), Cat.2 (225,403 tCO_2e) , Cat.3 (105,225 tCO_2e) , Cat.6 (34,284 tCO_2e) and Cat.11 (578,975 tCO_2e).

[5] Telefónica calculates its scope 3 emissions from the 2016 fiscal year, so the same value has been assumed for 2015, so that the total footprint of the organization (scopes 1, 2 and 3) can be calculated for the purposes of its time variation.

[6] "Other companies" consolidates emissions for the following companies: Telefónica S.A., Telefónica Tech and Telefónica Global Solutions.

Scope 3 emissions



tCO₂e

Of these emissions, 64% come from the purchases we make from our supply chain ("Category 1. Purchased goods and services" and "Category 2. Capital goods") and 29% from the use of products we sell to our customers ("Category 11. Use of sold products").

Other relevant categories include "Category 3. Energy-related activities" and "Category 6. Business travel", which together account for the remaining 7% of the value chain's emissions.

We also calculate and report other emissions that we consider strategic to our business such as "Category 15. Investments", which in 2023 amounted to 35,060 tCO$_2$e. This category includes emissions from VMO2, the joint venture created in the UK in 2021.

In 2023, our Scope 3 emissions decreased by -31% compared to 2016 (base year), which represents 884,961 tCO$_2$ fewer in seven years.

Despite the reduction compared to the base year and the lower emissions ratios in the main categories, our Scope 3 emissions increased by 2% in absolute terms compared to the previous year.

Specifically, the emissions associated with procurement rose by 1%; however, this was linked to an increase of 7% in purchase volume. This means that the emission

intensity ratios per unit of purchase have decreased, thanks to a heightened climate-related commitment from our suppliers, which has been fostered by our engagement initiatives.

Business travel emissions increased due to the return to in-person meetings, although they remained 48% lower than the pre-pandemic level.

Lastly, emissions associated with use of sold products rose by 5% due to the sale of new products, such as televisions and games consoles. Excluding this new line of products, emissions of this category would have dropped by 9% compared to 2022.

Key actions to reduce emissions in the value chain

We are aware that Scope 3 emissions represent a major challenge since, as they are outside our direct control, the process of collecting activity data is more complex and the allocation of responsibilities is more vague.

Given the importance of **supply chain emissions**, working with our suppliers and with other companies in the sector is a necessity, so that together we can successfully reduce those emissions.

Engagement initiatives with suppliers


% supply chain emissions
~50%
~90%
~100%
GROUP 1
~ 20
suppliers
GROUP 2
~ 200
suppliers
GROUP 3
~ 10.000
suppliers
More engagement
Carbon Reduction Programme (CRP)
Collaboration in the sector with common suppliers. Life cycle analysis of carbon intensive P&S and action plan to reduce associated emissions at the P&S level.
Most important suppliers
SBTi Requirement
(Science Based Target initiative)
Requirement for key suppliers to establish and validate emissions reduction objectives through the SBTi initiative.
Supplier Engagement Programme (SEP)
Invitation to around 200 suppliers to report their climate change strategy/actions through CDP Supply Chain. Internal tool that evaluates the maturity level of suppliers based on information provided. Supplier commitments and support to them to increase the level of maturity through webinars.
Next level of suppliers
Sustainability assessment from third parties
Evaluation of environmental management of suppliers through Integrity Next.
Sustainability in the Supply Chain Policy
Compliance with environmental criteria (reduction of emissions, etc.)
All suppliers

In 2023, we made progress in the implementation of various supplier-oriented engagement initiatives. Our approach was to **categorise and group our suppliers based on their contribution to our carbon footprint.** This has enabled us to carry out specific initiatives according to each group.

The **suppliers in group 3** (i.e. all our suppliers) accepted the **Supply Chain Sustainability Policy**, which includes, among other aspects, emissions calculation and reduction requirements.

For **suppliers in group 2,** two different initiatives were carried out:

First of all, we invited 178 suppliers (which represented 90% of our supply chain emissions) to participate in the **CDP Supply Chain** programme, where they provide information about climate strategy, targets and actions. Based on this information, we classified them according to their level of climate maturity and thanks to our **Supplier Engagement Programme** we undertook a number of different activities, such as identifying areas for improvement and providing training webinars.

Secondly, the top 73 suppliers in terms of emissions were asked to commit to setting science-based emissions reduction targets validated by the **Science Based Target initiative**, a commitment which is regularly monitored.

Finally, for **suppliers in group 1** (our most strategic suppliers) we ran the **Carbon Reduction Programme**. This is a joint action in collaboration with other companies in the sector and consists of securing their engagement on an individual basis to promote emission reduction at **product** level. In other words, the suppliers identified the most carbon-intense common products and then, through a life-cycle assessment (LCA), the stages with the greatest potential for achieving emissions reductions were identified.

We also took part in other sector-based initiatives, such as the climate change working group (led by Telefónica) within the Joint Alliance for CSR (JAC) to align criteria and join forces, with the commitment of decarbonising the sector. We were also part of the working group on climate change at GSMA, which together with GeSI (the Global Enabling Sustainability Initiative) and the ITU (International Telecommunication Union) published in

2023 the *Scope 3 Guidance for Telecommunications Operators.*

Our participation in initiatives such as SME Climate HUB and 1.5ºC Supply Chain Leaders continued, with the aim of helping SMEs to measure their emissions and take specific action to reduce them and achieve their climate targets. The year 2023 also included the holding in Spain of the SME-oriented event entitled "Decarbonisation of SMEs. Boosting the SME Climate Hub in Spain", which Telefónica invited some of its suppliers to attend.

 For further information, see 2.19. Responsible supply chain management

With regard to emissions associated with the **use of our products,** we have been working to reduce the electricity consumption of **our customer premise equipment**, consisting mainly of routers and set-top boxes, thanks to an enhanced design.

 For further information, see 2.3.Circular economy

2.2.7.4. Neutralising unabated emissions

We have been mitigating the impact of our emissions for several years through nature-based projects that generate high quality carbon credits. All of the projects (100%) used in 2023 are biogenic sinks.

One of our targets for 2025 is to neutralise 100% of the residual Scope 1 and 2 emissions of our key markets (Spain, Germany and Brazil) each year. In 2023, this value rose to 65% (10%at global level).

Details of climate mitigation projects financed through carbon credits

KPI	T. Germany	T. Brazil	T. Spain	T.S.A.	Total 2023
Cancelled carbon credits (tCO$_2$e)	3,714	25,525	3,472	1,000	33,711
% Removal projects (ARR)	100%	20%	13.6%	100%	30.5%
% Reduction projects (REDD+)	—%	80%	86.4%	—%	69.5%
% Verra Standard	100%	100%	86.4%	90%	98.3%
% Spanish Climate Change Office (OECC)	—%	—%	13.6%	10%	1.7%

In **Spain** we have used credits from **Telefónica Forest** as well as from a project that protects forests located in one of the regions with the highest level of deforestation in the Amazon biome and from another project that restores an area affected by a forest fire in Caldas de Reis, Galicia, with native species. Thanks to these three projects, the operator offset 18% of its operational emissions (Scope 1 + 2) in 2023.

Meanwhile, in Brazil **we continued to offset 100%** of Scope 1+2 emissions through the purchase of carbon credits. The projects support local initiatives both for conserving ecosystems that contribute to halting deforestation and for reforesting the Amazon rainforest with native species. They also promote the socioeconomic development of local communities, by generating revenues and developing educational activities.

In **Germany, we neutralised 60%** of our operational emissions through a reforestation project in Colombia that promotes the sustainable management of forest resources to encourage natural regeneration.

Lastly, **Telefónica, S.A., mitigated 68% of the impact of the Scope 1 and 2 emissions** from its corporate premises, by removing an equivalent amount of CO$_2$ from the atmosphere. This was achieved through a reforestation project based in Colombia and a restoration project involving hillside woodland containing chestnut, oak and pine trees in San Esteban de Budiño, in Spain.

2023 Performance - Global

KPI	Unit	Target	Base year value	2023 value	Performance
Energy consumption per unit of traffic	MWh per Pb	-90% (by 2030)	386	41	-89%
Scope 1+2 GHG emissions (market-based)	tCO$_2$e	-90% (by 2030)	1,811,155	337,119	-81%
Scope 3 GHG emissions	tCO$_2$e	-56% (by 2030)	2,855,544	1,970,583	-31%
Total GHG emissions (Scope 1+2+3)	tCO$_2$e	-90% (by 2040)	4,666,699	2,307,702	-51%
Offsetting of residual Scope 1 and 2 emissions	Percentage	100% (by 2040)		10%	
Renewable electricity consumption in own facilities	Percentage	100% (by 2030)	17%	84%	

2023 Performance - Main markets (Germany, Brazil, Spain)

KPI	Unit	2025 Target	Base year value	2023 value	Performance
Energy consumption per unit of traffic	MWh per Pb	-90%	336	40	-88%
Scope 1+2 GHG emissions (market-based)	tCO$_2$e	-90%	1,022,365	50,661	-95%
Scope 3 GHG emissions	tCO$_2$e	-39%	1,453,453	1,224,277	-16%
Total GHG emissions (Scope 1+2+3)	tCO$_2$e		2,475,818	1,274,938	-49%
Offsetting of residual Scope 1 and 2 emissions	Percentage	100%		65%	
Renewable electricity consumption in own facilities	Percentage		25%	100%	

VMO2

The main indicator data for VMO2 regarding energy and emissions for 2023 were:

	Unit	VMO2 (fixed and mobile operations)
Total energy consumption	MWh	1,187,097
Scope 1 + 2 emissions (market)	tCO$_2$e	55,207

2.2.7.5.Emissions avoided by customers

At Telefónica, we have been estimating our contribution to our customers' green transitions for some time.

Qualitatively: through the Eco Smart label, we identify the potential of our B2B services to generate environmental benefits after being rolled out and used in other companies.

 For further information, see 2.11. Sustainable offering and innovation

Quantitatively: we have been estimating the emissions that we help our customers avoid since 2018. Although it is true that we began with approximate methodologies, each year we have worked to improve the accuracy of our calculations and at the current time we are aligning them with the methodological requirements being defined at the EGDC (European Green Digital Coalition).

Therefore, and with the goal of ascertaining how our **customers from the residential segment** use connectivity services to access services or apps that allow them to change to more sustainable habits, in 2022 and 2023 we **polled over 4,400 customers in Spain, Brazil and Germany.**

The main findings of these surveys were that the digital services with the highest use were audio/video calling, online shopping and online banking. They all make it possible to reduce or eliminate daily commutes or longer distance journeys by facilitating teleworking, remote training and access to online services. This leads to a reduction in the fuel consumption of vehicles, which are no longer in use, and therefore in the related GHG emissions.

Our customers also use car-sharing and accommodation-sharing apps (which are less polluting than traditional ones), public transport apps that provide real-time information to boost their use and satellite navigation apps that provide information on the most efficient routes.

Digitalisation is vital to limit the average global temperature increase to below 1.5°C.

In the case of the Eco Smart services we offer **B2B customer**s, we conduct case studies that enable us to find out the energy savings or other efficiencies can be generated, to later transform them into savings in terms of CO_2.

Combining both, we estimate that our **Eco Smart and connectivity services** enabled our customers **avoid 86.1[7] million tonnes of CO_2** during 2023.

---

[7] Of the total, 84.9 million tonnes correspond to services where Telefónica merely provides broadband and mobile connectivity for the B2C segment and 1.2 million tonnes to IoT, cloud, big data and health services where Telefónica provides the connectivity, IoT devices, platforms, services and/or software. These data include emissions generated by connectivity and the network infrastructure that forms part of these services.

Customers' emissions avoided through digitalisation



IoT & Big Data

Other digital services

86.1 million tCO₂e

Cloud

Connected living

Milestones

❶ We reduced our total GHG emissions (Scopes 1, 2 and 3) by 51% in just eight years.

❷ Thanks to our products and services, we helped our customers avoid emissions amounting to 86.1 million tonnes of CO_2.

❸ We were included in the CDP Climate A List for the tenth year in a row.

❹ In global terms, the electricity we consume in our own facilities is 84% renewable energy (87% renewable energy at third-party facilities).

❺ We reduced energy consumption per unit of traffic by 89% compared to 2015.

2.3. Circular economy

Key points

97%

reused and recycled waste. Our aim is to be a zero waste company by 2030 through reuse and recycling.

20%

of mobile phones collected from customers: this is our new 2030 target, in line with the GSMA.

313,805

reused items of network equipment and cables, thanks to initiatives such as the MAIA project.

2.3.1. Vision

Over exploitation of the planet is one of the main causes of environmental degradation and climate change. According to the World Resources Institute, we consume over 100 billion tonnes of mineral, biological, metal and fuel resources each year. That exceeds what the planet can regenerate in a year. Currently, 7.2% of those resources are recycled or given a second life, down from 9.1% in 2018.

The **circular economy** is part of the solution to this problem, as it could reduce resource use by 28% and global greenhouse gas emissions by 39%. In the EU alone, it could create around **700,000 jobs** and increase GDP by 0.5% by 2030. All this is based on principles such as building impact-reduction into the design, extending the lifespan of products, recovering raw materials and fostering the dematerialisation of the economy through digitalisation.

At Telefónica we integrate this philosophy into our processes, aiming to optimise resource consumption and promote design with environmental criteria, reuse and recycling in order to minimise our impact and encourage materials to be kept in circulation.

2.3.2. Targets

Our main target is to become a Zero Waste company by 2030.

To achieve this, we set targets for the input and output of materials in order to facilitate the returning of resources that is the hallmark of the circular economy, and thereby ensuring that our waste does not end up incinerated or sent to landfill but is instead transformed into raw materials that are reintroduced into the value chain.

Material inflows: these initiatives aim to reduce material extraction by increasing the circularity of products, incorporating durability, repairability and/or recyclability into the design and increasing equipment use cycles through reuse.

- **Customer premise equipment:** refurbish and reuse 90% of routers and decoders collected from customers in 2024.

- Introduce circularity criteria for purchases of customer electronic equipment in 2025.

- Introduce environmental criteria in Telefónica-designed home connectivity equipment starting in 2025.

- **Mobile phones:** reuse 500,000 devices a year by 2030 thanks to various initiatives.

Material outflows: there is no waste, only misplaced resources. Therefore, these initiatives aim to facilitate the return of end-of-life materials by transforming waste into resources through refurbishment and recycling.

- **Mobile phones (in line with GSMA sectoral targets):**

  ○ Take back at least 20% of the mobile phones distributed to end customers.

  ○ Reuse, resell and recycle 100% by 2030.

- **Network equipment:** reuse, resell and recycle 100% by 2025 (in line with the GSMA sectoral target).

- **Zero waste:** reuse and recycle 100% of the total waste generated (hazardous and non-hazardous).

All our commitments are voluntary and applicable to all the countries in which we operate.

They are also aligned with the GSMA's circular economy strategy for network equipment and mobile devices, and the waste hierarchy.

This hierarchy is set out in the EU Waste Framework Directive (2008/98/EC) and the European Commission's circular economy categorisation system and establishes the priorities and actions for environmental protection and for promotion of the circular economy.

Moving towards becoming a zero-waste company



Material inflows

B2B/B2C customer equipment
100%
2025
Purchased following circularity criteria

Mobile devices
500K
2030
Reused



Material outflows

Mobile devices
20%
2030
Collected

Mobile devices
100%
2030
Reused and recycled

Rethink   Reduce   Reuse   Repair   Refurbish   Recycle   →   Zero waste 2030



Home connectivity equipment
100%
From 2025 onwards
Designed with environmental criteria

Fixed customer equipment
90%
2024
Refurbished and reused



Network equipment
100%
2025
Reused and recycled

Waste generated
100%
2030
Reused and recycled

2.3.3. Policies
GRI 2-23

We have several policies that lay down the basis for implementation of the circular economy throughout the Company:

• Environmental Policy.

• Energy Management Policy.

• Supply Chain Sustainability Policy.

Deriving from these policies are the following Principles for promoting the circular economy:

• Advocating the development of an enabling regulatory framework for the circular economy.

• Promoting together with manufacturers the integration of environmental criteria in the design and procurement of equipment.

• Reducing waste generation and encouraging reuse and recycling.

• Guaranteeing proper waste treatment through controls on our supply chain.

• Offering our customers products and services that involve lower consumption of raw materials, environmental information that they can refer to during purchase and alternatives to waste disposal for their used devices.

2.3.4. Impacts, risks and opportunities
GRI 3-3, 306-1

Inadequate management of waste, especially electronic waste, could lead to pollution and therefore have a negative impact on the environment. The resulting environmental restoration could be expensive. Not only this, but the practice of not reusing equipment leads to the depletion of natural resources because non-reuse fails to take full advantage of a product's full lifespan.

By contrast, a circular economy model brings **positive environmental impacts** as reuse gives parts a second life, increases equipment use cycles and therefore avoids emissions associated with equipment manufacturing. Furthermore, recycling avoids the impacts associated with the extraction of virgin raw materials by enabling such materials to be recovered, transformed and reincorporated into the production model. These initiatives, together with circular procurement, make it possible to decouple economic growth from the extraction of non-renewable resources.

According to the World Economic Forum, the crisis affecting natural resources and their overexploitation poses supply **risks** that can affect the availability of products and services and can be reversed only through a more circular economy. One example is the pressure that supply chains face during geopolitical conflicts or pandemics. In addition, the demand for critical raw materials such as lithium, cobalt and nickel is expected to increase further due to the continuing development of the technology industry.

Design with environmental criteria, reuse and recycling contribute to reducing the risk of resource depletion and ensuring the continuity of our supply chain. They also reduce the associated environmental impact, as 45% of global emissions derive from the manufacture and use of products, while 90% of the biodiversity loss and water stress is caused by the extraction and processing of natural resources.

The reuse and refurbishment of customer premises and network equipment is a clear opportunity for Telefónica as such activities generate savings by avoiding the purchase of new equipment. In addition, the sale of refurbished network equipment or waste, such as cable from the copper-to-fibre transformation, provides us with additional revenues. Another revenue **opportunity** for the Company comes from the reuse of mobile handsets through buyback programs, the sale of refurbished handsets, repair services and handset leasing.

Digitalisation and connectivity also offer an opportunity linked to the circular economy. This is why we make use of technologies such as blockchain and big data to improve the efficiency of our reverse logistics processes, increase equipment traceability and avoid CO_2 emissions. VICKY, APOLLO, MARA and MAIA are some examples of how we harness digitalisation in our reverse logistics processes.

Furthermore, the digitalisation of waste management through our GRETEL platform helps to provide greater traceability and information on the final disposal of equipment, reducing risks and impacts arising from inadequate treatment.

In addition, digital solutions represent a business opportunity for Telefónica as they can promote the circularity of other economic sectors through our Eco Smart solutions.

 For further information, see 2.11. Sustainable offering and innovation

2.3.5. Action plan and commitments
GRI 2-23, 3-3, 308-2

At Telefónica we are committed to the comprehensive integration of circular economy criteria at three levels: **internal eco-efficiency, suppliers and customers.**

The circular economy allows us to grow with fewer resources and avoid indirect carbon emissions associated with the manufacture of new equipment.

Circular economy strategy
Enhanced circularity through digitalisation



Zero waste
Waste as resources, digitalisation (GReTel)

Circular design and innovation

Digitalisation and dematerialisation
Product as a Service + traceability (blockchain), AI

DIGITALISED CIRCULAR ECONOMY
ZERO WASTE
⊕ Reuse Recycling Revenues
⊖ Materials CapEx OpEx

Procurement using circular criteria

Products as services
Repair and reuse of B2B/B2C equipment
Device as a service

Sustainable offering
Eco Rating, Eco Smart services, refurbished handsets

Eco-efficiency
Efficient use of materials and renewable resources, emission reductions

Preventive maintenance, repairs and reuse of equipment

2.3.5.1. Internal eco-efficiency

We reduce our environmental impact through efficiency measures such as preventive maintenance of infrastructure, replacement of equipment with energy-efficient equipment and internal reuse. This enables us to optimise our consumption of water, paper and energy (for the latter, through an Energy Efficiency Programme).

 For further information, see 2.2. Energy and climate change

To prevent waste generation in our operations and our value chain, we are committed to **circular design, procurement based on circular criteria and reuse**, mainly of electronic equipment, as the best waste is that which is not generated at all. This enables us to be more competitive, reduce our expenses and increase our revenue, all while reducing our environmental footprint and complying with applicable legal regulations.

Electronic equipment

We extend the lifespan of our equipment by reusing it whenever possible. If the equipment cannot be reused, the best option is to recycle it, as each piece of equipment contains **precious metals** such as gold, copper and nickel that can be used in a new product.

We have been reusing many pieces of equipment during our current network transformation, thereby promoting the circular economy in decommissioning processes. To encourage reuse, Telefónica has rolled out the **MAIA** marketplace, which facilitates and promotes internal reuse with the aid of a digital platform. Each operator can access the platform to view available equipment and contact other operators in the Group to coordinate reuse. When **internal reuse** is not possible, the platform enables operators to connect with technological partners to facilitate the sale of the equipment and therefore extend its lifespan.

In terms of mobile devices reuse, Telefónica has a global **MARA** initiative, an omnichannel model with an end-to-end approach that allows our customers to assess their devices automatically and access trade-in programmes anywhere (home, retail and voice channels). This process optimizes device management times, reduces logistics movements while generating revenue from the reuse and resale of devices, preventing them from becoming waste.

VICKY is an initiative that uses blockchain technology to achieve greater traceability throughout the value chain of modems, routers and TV set-top boxes. This significantly improves recovery rates, refurbishment processes and equipment lifespans. The solution has been recognized for its innovation (Gartner, Forbes) and for encouraging a more efficient, faster, simpler and more sustainable supply chain.

APOLLO, meanwhile, improves efficiency in reverse logistics processes by using big data and analytics to optimise collection routes for uninstalled or inactive equipment, both at the customer's premises and at collection points. Both initiatives are being rolled out across the organisation with the aim of reusing 90% of Customer Premise Equipment (CPE) by 2024 and becoming a Zero Waste company by 2030.

Waste

The waste we generate is managed outside our facilities by specialised waste management companies that apply the most appropriate treatment according to the best available techniques, the environmental regulations in force and the established contractual requirements.

Whenever waste is collected, the staff responsible ensure that all the information is registered in Telefónica's waste management platform **(GReTel).** This allows us to obtain and analyse real-time data on the origin and destination of waste produced by the Company.

This system enables staff to check how much waste is disposed of, draft reports, analyse information, keep all documentary evidence to ensure proper compliance with **environmental regulations** in each country and thus make better decisions in the interests of promoting circularity.

2.3.5.2. Relationship with our customers

We raise awareness among our customers and help them lessen their environmental footprint by providing **Eco Smart** and **Eco Rating** labels, which encourage innovation and the reduction of environmental impacts.

 For further information, see 2.11. Sustainable offering and innovation

We also offer our customers repair services but also **buyback and refurbishment** options for **mobile phones** to extend their lifespan and give them a second use. In this way we reduce resource and energy consumption by avoiding the manufacture of new devices.

One of the Sustainable Development Goals (SDGs) we are working towards is the development of a sustainable consumption and production model.

2.3.5.3. Relationship with suppliers

We work together with our suppliers to introduce environmental criteria in product design, encourage the elimination of single-use plastics and choose new models based on digitalisation and dematerialisation, such as the acquisition of products as services.

In addition, we are progressively incorporating **circularity requirements** into our electronic equipment procurement processes, using as our benchmark the criteria set out in the ITU-T L.1023 recommendation on the assessment method for circularity performance scoring. This enables us to assess the **repairability, recyclability, durability** and **upgradability** of each electronic device acquired.

To further encourage eco-efficient procurement, our Global Supply Chain Sustainability Policy includes environmental and circular economy criteria to be taken into account by suppliers when providing products or services to Telefónica.

2.3.6. Progress in 2023
GRI 301-3, 306-1, 306-2, 306-3, 306-4, 306-5

2.3.6.1. Circular design

Design of Telefónica branded equipment

Incorporating environmental criteria into the design of our equipment helps us to improve product quality and efficiency by taking into account concepts such as repairability and recyclability. This allows us to produce more durable and environmentally responsible equipment by reducing the consumption of raw materials, energy and emissions associated with manufacturing. One example of this is how, thanks to the reuse and/or repair of customer premise equipment, we avoided the purchase of 3.7 million of new equipment in 2023.

We cooperate with our suppliers to integrate environmental criteria into home connectivity equipment that is designed by Telefónica and bears the logo of one of the Company's brands (Movistar, O2 or Vivo). Our ambition is for all new models of this equipment brought onto the market from 2025 onwards to integrate environmental criteria.

In line with this aim, in 2023 we launched a new Fibre to the Room **(FTTR)** device in Spain, which contains **70% recycled plastic** in its casing. It also features packaging improvements such as the incorporation of lighter boxes made from **FSC-certified recycled cardboard**, the use of paper cable ties and a reduced number of commercial documents provided with the equipment.

At the current time, Company-developed equipment has an optimised design, thanks to integrated antennas and a reduced number and size of status lights, thereby avoiding the unnecessary use of materials.

For example, our new **HGU WiFi 6 2nd generation model**, launched in 2023, has reduced energy consumption by 27% compared to the HGU WiFi 5 model and by 56% compared to the HGU WiFi 6 1st generation model.

In Germany last year, we launched the **HomeSpot 5G Router** on which we conducted a Life Cycle Assessment (LCA) according to the ISO 14040:2006 and ISO 14044:2006 standards in collaboration with the Basque government's public environmental management company IHOBE. Alongside this, we conducted a reparability study according to the UNE-EN 45554:2020 standard and a recyclability study according to the UNE-EN 45555:2020 standard in order to further integrate circular economy criteria into the design stage. Our research confirmed that the HomeSpot 5G Router is **63% repairable** (76% for high-priority parts) and **89% recyclable and recoverable**.

We are working on reducing our use of plastic in SIM cards through our Half SIM Card format, which has enabled us to halve the amount of plastic used to manufacture the cards. It also represents an improvement in the **efficiency** of the logistics process, because smaller containers are required to transport and store these SIM cards.

As a result, in 2023 we avoided the consumption of 185 tonnes of plastic. This format has already been implemented at nine of our operations consolidating its position as the Group's main format. We also replaced the plastics used in SIM card packaging in Spain with recycled paper and cardboard.

Procurement using circular criteria

In 2023, we updated the template for assessing circular economy criteria in electronic equipment based on the new version of the ITU L.1023 recommendation published in August.

This template is used to assess equipment offered as part of the B2B router and switch procurement process in Spain. Of the models assessed according to the template, 70% had a circularity score of over 60%, with 18% of the models scoring more than 70%.

The assessment process allows the technical areas to determine the circular design level of the equipment offered, in order to provide an additional criterion to be taken into account in the equipment procurement process.

We also worked with technology partners within the O–RAN ALLIANCE sustainability focus group to define the ITU L–1023 criteria that should be considered as a priority when assessing the circularity of network equipment.

Furthermore, we worked with our suppliers **to reduce GHG emissions** in the products and services they provide us with through various initiatives discussed in the section on Scope 3 emissions.

 For further information, see 2.2. Energy and climate change

2.3.6.2. Use and recovery

Reuse and recycling

Network infrastructure maintenance is our main waste-generating activity, above waste generated in our offices or e-waste collected from our customers.

The vast majority of the waste comes from our network transformation process whereby we migrate from copper cables to fibre optics. In 2023, the transformation process was accelerated thanks to the Granada Plan for closing stations in Spain and the Vivo María do Carmo Project in Brazil.

We promote the **circular economy** in our network transformation by prioritising the reuse of electronic equipment and, where this is not possible, we can extract value from materials through recycling. Recovering this value allows us to generate revenues as the network's transformation advances. In fact, in 2023, we generated 45,756 tonnes of waste (16% less than the previous year) and managed to recycle 97% of this.

Telefónica's waste

	Non-hazardous waste			Hazardous waste			Total		
	2021	**2022**	**2023**	**2021**	**2022**	**2023**	**2021**	**2022**	**2023**
Total waste generated (t) [1]	**60,791**	**50,340**	**42,180**	**3,268**	**2,566**	**3,576**	**64,059**	**52,906**	**45,756**
Total waste generated (t) + reuse	62,998	55,897	49,211	3,268	2,566	3,576	64,100	58,463	52,787
Waste diverted from disposal (t) (includes recycling, reuse and other treatments).	62,468	55,348	48,597	3,200	2,333	3,483	65,669	57,682	52,080
Waste directed to disposal (t) (includes energy recovery, incineration and landfill).	571	548	614	67	233	92	638	781	707
Treatments prioritised according to the waste hierarchy principle									
Reused equipment (t)	2,207	5,557	7,031	n/a	n/a	n/a	2,207	5,557	7,031
Waste recycled (t)	60,030	49,491	41,044	2,520	2,164	3,293	62,549	51,655	44,338
Waste for energy recovery (t)	17	68	42	21	148	16	38	216	58
Other treatments (t) [2]	191	300	522	681	169	190	871	470	711
Waste incinerated (t)	11	0.1	0.3	0.2	13	8	12	13	8.5
Waste sent to landfill (t) [3]	543	480	572	576	72	68	588	552	640

[1] The data on waste generated does not include reuse as the reused equipment has not yet reached the end of its useful life.

[2] Other treatments: includes physical, chemical and biological treatments, secure cells and intermediate treatments prior to recycling.

[3] 2021 data recalculated according to the improvement applied as of the 2022 financial year: separate reporting of waste for landfill and incineration.

Telefónica
Index
1 2 3 4 5 6
Consolidated management report 2023
Statement of Non-Financial Information • Building a greener future

Zero waste by 2030 thanks to reuse and recycling

Circularity in electronic equipment
To reduce impact and waste generation, we extend the lifespan of electronic equipment by reusing it wherever possible and recycling the rest:

Reused equipment



4.5 Millon

← 46% Reused

15.255 tonnes WEEE generated

54% Recycled

Routers and set-top boxes

3,708,371 Units

Mobile phones

491,422 Units

Donated equipment

1,913 Units

Office equipment

7,711 Units

Operational equipment

313,805 Units

Total waste generated: 45,756 tonnes



8% Hazardous

1% Other

3% Paper

7% Batteries

18% WEEE

71% Cable

97% Recycled

92% Non-hazardous

Electronic equipment

At Telefónica we reused 46% of the total equipment collected and we recycled 54% in 2023. As a result, we reused over 4.5 million items of equipment from operations, offices and customers, avoiding 365,929 tonnes of CO_2 associated with the manufacture of new products:

- **Network equipment:** we reused 313,805 items of equipment, 36% more compared to 2022, thanks to initiatives such as the MAIA marketplace, making progress towards our goal of zero network equipment being sent to landfill by 2025.

- **Office equipment:** we reused 7,711 pieces of equipment and donated an additional 1,913 to non-profit organisations.

- **Customer premise equipment:** we reused 3.7 million routers and set-top boxes, 88% of the total equipment delivered for refurbishment, bringing us closer to our target of refurbishing 90% of this equipment in 2024.

- **Mobile phones:** in 2023 we collected 102 tonnes of mobile phones corresponding to 11% of the total devices distributed, bringing us closer to our target of collecting at least 20% of devices by 2030. In addition, we reused and recycled 99.8% of the total collected, bringing us closer to the target of reusing and recycling 100% of the mobile devices collected from our customers by 2030. Last year, we reused 491,422 mobile devices, 27% more than the previous year, thanks to initiatives such as the buy-back program, refurbishing internally sourced devices, the sale of refurbished phones and repair services.

Electronic equipment (%)

	2022	2023
Reused equipment	44%	46%
Recycled equipment	56%	54%
Incinerated equipment	0	0
Equipment destined for energy recovery	0	0
Equipment sent to landfill	0.18%	0.06%

Managed electronic equipment 2023 (Tonnes)

Reused equipment	Tonnes
Mobile phones	69
Customer premise equipment	1,854
Office equipment	10
Operational equipment	5,098
Total	**7,031**

Recycled equipment	Tonnes
Mobile phones	33
Customer premise equipment	1,320
Office equipment	6,832
Total	**8,185**

Equipment with other treatment	Tonnes
Customer premise equipment	1
Total	**1**

Equipment destined for energy recovery	Tonnes
Customer premise equipment	0
Operational equipment	29
Total	**29**

Equipment sent to landfill	Tonnes
Mobile phones	0
Customer premise equipment	2
Office equipment	7
Total	**8**

2.3.6.3. Circular performance in 2023 at a glance

Zero waste by 2030: targets and indicators

Target	Indicator	2023
Zero waste to landfill by 2030	% of waste reused and recycled	97%
100% of new home connectivity equipment designed by Telefónica with environmental criteria from 2025 onwards	% of new home connectivity equipment designed by Telefónica with environmental criteria incorporated	33%
90% refurbished customer premise equipment (routers, set-top boxes, etc.) by 2024	% refurbished customer premise equipment	88%
Reuse 500,000 mobiles a year by 2030 through different programs	Units of reused mobile phones	491,422
GSMA sectoral targets	**Indicator**	**2023**
Take back at least 20% of the mobile phones distributed to end customers by 2030	% used mobile devices taken back over total new devices sold/distributed through own channels.	11%
Reuse, resell and recycle 100% of collected mobile phones by 2030	% recycled and reused mobile phones	99.8%
Reuse, resell and recycle 100% of network equipment waste by 2025	% network equipment reused and recycled	99.7%

VMO2 UK

The details of the waste indicators for VMO2 for 2023 are given below:

	VMO2 (Fixed and mobile operations)
Total waste produced (t)	5,622
Total waste recycled (t)	4,503

Milestones

❶ We reused and recycled 97% of our waste.

❷ In 2023 we repaired and reused 4.5 million items of electronic equipment, of which 313,805 were items of network equipment.

❸ The new FTTR device contains 70% recycled plastic in its casing and its packaging is made of FSC-certified recycled cardboard.

❹ The new HomeSpot 5G Router is 63% repairable and 89% recyclable and recoverable.

❺ We collected 11% of our customers' mobile phones. Of the total collected, we reused and recycled 99.8%.

2.4. Biodiversity, water and other environmental aspects

Key points

98%
of Telefónica's facilities are located in habitats with low or very low biodiversity value.

TNFD
(Taskforce on Nature-related Financial Disclosures) is the framework we use to analyse our nature-related risks and opportunities.

12.8%
reduction in water consumption in 2023, with a 6.3% decrease in countries classified as highly water-stressed areas.

2.4.1. Vision

We are aware of the need to halt and reverse an unprecedented biodiversity loss, as demanded by the scientific community.

At Telefónica we understand the importance of biodiversity protection and efficient water management. Although these environmental aspects are not relevant to our operations, it is important for us **to manage them responsibly** and to continue working **to minimise their impacts.**

We seek to take a holistic approach that promotes a sustainable digitalisation. This being a process which is compatible with biodiversity preservation, water efficiency and protection of the environment as a whole.

The **relationship between climate and biodiversity** is key for maintaining climate stability and for protecting soil, air and water. In addition to achieving net zero emissions, we must also protect the **health of the ecosystems.**

At Telefónica we have externally certified Environmental Management Systems (ISO 14001), which allow us to monitor all the environmental aspects associated with our activities, such as energy and waste, and others, such as biodiversity, water, paper consumption and noise.

2.4.2. Targets

Our fundamental aim is **to manage all natural resources efficiently**, thereby contributing to the protection and conservation of biodiversity. This means optimising the consumption of energy, water and other resources used in our daily operations.

We set ourselves the following targets:

- Identify and assess **nature-related impacts, dependencies, risks and opportunities**, both in our direct operations and in our value chain.

- Apply the **mitigation hierarchy** (avoid, minimise, restore and offset) for limiting the potential adverse impacts on biodiversity from network deployment projects and the operation of our infrastructure.

- Establish partnerships and share best practices with other companies in the telecommunications sector to **maximise the positive impact** on biodiversity conservation.

- Improve **employee awareness** to encourage responsible and efficient use of resources.

2.4.3. Policies
GRI 2-23

We have various internal regulations that guide the Company towards improving its environmental performance. They include commitments such as efficiency in water management and protection of biodiversity and ecosystems, which are key to improving **Telefónica's natural capital.**

- Environmental Policy.

- Supply Chain Sustainability Policy.

- Energy Management Policy.

We also involve our suppliers, who, by accepting Telefónica's policies, undertake to comply with applicable environmental legislation, implement eco-efficiency criteria and protect biodiversity.

 For further information, see 2.19. Responsible supply chain management

2.4.4. Impacts, risks and opportunities

Telefónica's management of biodiversity risks and opportunities starts with **identifying and assessing nature-related dependencies and impacts**.

After an initial assessment, which included analysing and quantifying the direct impacts of non-linear infrastructures (base stations, buildings, etc.) in the countries in which we operate, the main conclusion was that 98% of our facilities are located in habitats with low or very low biodiversity value, such as urban areas. Furthermore, we do not have facilities located in habitats with high value, which means that our **direct impact** on biodiversity is **not very significant**.

We have also analysed the impacts and dependencies on natural capital at a corporate level, both for our direct operations and those of our suppliers. Internationally recognised protocols, methodologies and tools, such as the Natural Capital Protocol (NCP), ENCORE (from UNEP-WCMC) and the Sectoral Materiality Tool (SBTN) were used for this assessment.

We have examined the contribution of the Telefónica Group's economic activities to the main drivers of biodiversity loss and the dependencies of these activities on the ecosystem services provided by nature, both for our direct operations and for our supply chain.

The results show that there are **greater dependencies and impacts across the supply chain** than in Telefónica's direct operations.

98% of Telefónica's facilities are located in habitats with low or very low biodiversity value.

To carry out its activities, the Company needs a number of services provided by nature, known as **ecosystem services**. Telefónica mainly depends on **regulating services**, which are ecological processes that enhance or make life possible, such as flood and storm protection, climate regulation and erosion control. It is important to keep habitats and soil in good condition, as both of these environmental elements act as a protective buffer for the Company's facilities by mitigating the risks associated with adverse natural events or accidents.

In terms of impacts, Telefónica's direct operations do not contribute significantly to the drivers of biodiversity and natural capital loss (resource exploitation, pollution, etc.). However, some medium-level impacts have been identified in relation to land- and sea-use changes, water consumption (especially in water-stressed areas) and climate change.

Based on the information from the impact and dependencies assessment, we are working to identify **nature-related risks and opportunities**, using the reporting framework provided by the Taskforce on Nature-related Financial Disclosures (TNFD). The TNFD identifies three types of risks and opportunities: physical, transition and systemic.

Lastly, regarding water resource management, **the most significant issue is water scarcity**. This is even more acute in water-stressed areas, where a decrease in water availability could lead to a range of problems (e.g. a potential impact on business continuity or on our relationship with local communities).

2.4.5. Action plan and commitments
GRI 2-23, 3-3

In line with the commitment to protect biodiversity and ecosystems as established in our Environmental Policy, we are developing a **biodiversity strategy**, which will set out our roadmap and define the mechanisms needed to achieve it.

2.4.5.1. Interface with natural capital

TNFD is a global initiative that provides a framework for factoring nature into financial and business decisions, enabling businesses to analyse their nature-related performance.

At Telefónica we are working to adopt the TNFD recommendations, focusing on identifying and assessing the **nature-related dependencies, impacts, risks and opportunities** of our activities.

2.4.5.2. Mitigation hierarchy

The deployment and maintenance processes that support the operation of our networks sometimes implies the ecosystems' land use change.

Telefónica **applies the mitigation hierarchy**, identifying and avoiding the potential impacts of the deployment, operation and dismantling of its telecommunications networks through prescriptive Environmental Impact Assessment processes.

Furthermore, in order to minimise non-avoidable impacts on the environment, we adopt best practices such as noise insulation measures when necessary and co-location of our facilities with other operators. This enables us to optimise land occupation and reduce our visual impact, energy consumption and waste generation.

We also implement eco-efficiency measures, carry out preventive maintenance of infrastructure, promote the use of renewable energy and replace equipment with energy-efficient equipment or encourage its internal reuse. This allows us to optimise our water, paper and energy consumption.

 For further information, see 2.2. Energy and climate change

 For further information, see 2.3. Circular economy

Lastly, and whenever necessary, we implement corrective and compensatory measures for affected resources.

2.4.5.3. Partnerships and initiatives

We believe that sharing opinions and experiences concerning natural capital is essential to making all our stakeholders aware of the value of biodiversity.

That is why Telefónica participates in related working groups, such as the Natural Capital Working Group of the Spanish Green Growth Group (GECV), the Biodiversity Group of the GSMA and the Nature Focus Area of Nokia's Customer Advisory Council.

We have also joined the World Economic Forum's 1 trillion trees initiative, under which we have committed to grow and conserve 1.5 million trees between 2020 and 2030. This action will not only avoid and absorb 700,000 tonnes of CO_2 from the atmosphere in ten years, but will also help to conserve forest ecosystems, reducing biodiversity loss.

In Brazil, we participate in initiatives organised by the Water Thematic Chamber of the Brazilian Business Council for Sustainable Development (CEBDS) and the UN Global Compact Platform for Action on Water and Oceans. Its aim is to promote efficient water use and to propose possible reduction measures. Telefónica Brazil is also a member of the TNFD Early Adopters initiative.

Moreover, we are committed to driving innovation in digital services and products that contribute to solving environmental problems such as water scarcity and improve our competitiveness and that of our customers.

 For further information, see 2.11. Sustainable supply and innovation

2.4.6. Progress in 2023
GRI 3-3

2.4.6.1. Interface with natural capital

The European Central Bank published a paper in late 2023 which found out that in the euro area around three million companies (72% of non-financial corporations) are highly dependent on at least one ecosystem service. In the telecommunications sector, we also need services provided by nature.

In order to analyse Telefónica's interaction with natural capital and biodiversity, in terms of **dependencies and impacts**, we conducted a natural capital **materiality assessment** at corporate level during 2023. This study, which considered both direct operations and those of the upstream value chain, will allow us to prioritise which actions should be implemented. For each of Telefónica's economic activities, it identified the degree of dependence on ecosystem services and elements of the natural environment, as well as their contribution to the main impact drivers and the specific pressures that generate them.

Our analysis, developed using the ENCORE tool, concluded that economic activities related to wired, wireless or other telecommunication activities are the most nature-dependent.

For these activities, we primarily depend on ecosystem services that provide protection from disruption to the production process. This is the case, for example, with erosion control delivered through vegetation cover or climate regulation provided through the long-term storage of carbon dioxide in soils, vegetable biomass and the oceans.

We also depend to a lesser extent on production process enablers, such as soil quality, which is provided through weathering, decomposition and fixing processes.

The table below shows how Telefónica's direct operations depend on ecosystem services. Only major dependencies (classified in ENCORE as medium, high or very high) are listed.

Main dependencies on ecosystem services for direct operations of Telefónica

Ecosystem service type	Ecosystem services (included in ENCORE)	Wired telecommunication activities	Wireless telecommunication activities	Other telecommunication activities	Other economic activities of Telefónica Group (*)
Enabling factor for a production process	Water quality				
	Soil quality	●	●		
	Nursery habitats maintenance				
	Ventilation				
	Water flow maintenance				
	Pollination				
Mitigation of direct impacts associated with a production process	Bio-remediation				
	Dilution by atmosphere and ecosystems				
	Filtration				
	Mediation of sensory impacts				
Input into a production process	Fibres and other materials				
	Animal-based energy				
	Genetic materials				
	Ground water				
	Surface water				
	Disease control				
Protection from disruption to the production process	Buffering and attenuation of mass flows	●	●		
	Climate regulation	●	●	●	
	Flood and storm protection	●	●	●	
	Mass stabilisation and erosion control	●	●		
	Pest control				

(*) Includes some economic activities of Telefónica Group for which no significant dependencies on ecosystem services and elements of the natural environment have been identified. These are as follows:
- Television programming and broadcasting activities.
- Data processing, data hosting and related activities.
- Computer consultancy and computer facilities management activities.
- Computer programming activities.
- Other information technology and computer service activities.
- Activities of holding companies.

The study also concluded that the **supply chain is more dependent** on natural capital and biodiversity. Telefónica's supply chain depends on ecosystem services such as flood and storm protection, erosion control, water availability (input into the production process) and mitigation of direct impacts associated with a production process.

In relation to **impacts**, we used SBTN Sectoral Materiality Tool, which provides an indication of the degree to which different economic activities contribute to the main drivers of natural capital and biodiversity loss. The five **drivers of biodiversity loss**, identified by the Intergovernmental Platform on Biodiversity and Ecosystem Services (IPBES) in its latest report, are detailed in the table below:

High contribution of Telefónica's direct operations to the various impact drivers

Drivers of biodiversity loss	Pressure category	Wired telecommunication activities	Wireless telecommunication activities	Other telecommunication activities	Television programming and broadcasting activities	Data processing, data hosting and related activities	Computer consultancy and computer facilities management activities	Computer programming activities	Other information technology and computer service activities	Activities of holding companies
Ecosystem use change	Terrestrial ecosystem use	●	●	●						
	Freshwater ecosystem use									
	Marine ecosystem use	●								
Resource exploitation	Water use				●	●	●		●	
	Other resource use									
Climate change	GHG emissions	●	●	●						
Pollution	Non-GHG air pollutants									
	Water pollutants				●		●		●	
	Soil pollutants				●		●		●	
	Solid waste									
Invasive species and other	Disturbances	●								
	Biological alterations/interferences	●	●	●						

According to the results, **the overall impact is higher for Telefónica's supply chain** than for its direct operations.

In terms of **direct operations** (wired telecommunication, wireless telecommunication and other telecommunication activities), the pressures of climate change and land use change are the most significant. This is due to the intensive energy consumption for the operation of telecommunication networks and the need of ecosystem use for network deployment (construction of base stations and cable laying).

With regard to the **supply chain**, if all economic activities are taken into account, the pressure "Greenhouse Gas Emissions" is the most significant. Terrestrial/freshwater ecosystem use change and the disturbances to different biodiversity components are also relevant.

2.4.6.2. Mitigation hierarchy

Biodiversity

To manage impacts on biodiversity, we follow the mitigation hierarchy throughout the **network's lifecycle**, which allows us to identify predicted impacts, act to prevent them, minimise them and carry out restoration measures to offset residual impacts or losses.

Mitigation hierarchy


+
-
Biodiversity values
Residual impact
Additional conservation actions
Equivalent offset
No Net Loss
Net Gain
Biodiversity impact
Biodiversity impact
Biodiversity impact
Biodiversity impact
Biodiversity impact
Restoration
Restoration
Minimisation
Minimisation
Minimisation
Avoidance
Avoidance
Avoidance
Avoidance
Impacts
Prevent
Minimise
Restore
Offset

Prevent: Measures to be taken to **avoid** impacts from the initial phase of the project, e.g. placing infrastructure elements over certain vulnerable components of biodiversity.

Minimise: Measures to be identified to **reduce** the duration, intensity and/or extent of impacts that could not be avoided, including direct, indirect and cumulative ones.

Restore: Measures undertaken to **restore** areas damaged by exposure to impacts that could not be fully avoided and/or minimised.

Offset: Measures to **offset** significant residual impacts that could not be avoided, minimised and restored (offsetting from an ecological balance perspective).

In 2023, Telefónica Group operations conducted 269 environmental impact assessments prior to the deployment of certain infrastructure. This ensures that all environmental impacts are identified and mitigation measures are developed. Measures are also taken to avoid impacts.

Emergency plans are regularly updated for all our facilities. In addition, there are always **preventive** containment measures in place to minimise soil and water pollution in the event of a potential accident, as well as the possible impact on the vegetation and fauna in the surrounding area. Special attention is given to areas of high biodiversity value.

In this regard, Telefónica Brazil designs base station installation projects, always prioritising locations outside protected natural areas. They also have working instructions that set out guidelines for optimal environmental monitoring, aiming to mitigate the impact of construction activities in their initial stage.

In order to **minimise** the impact on ecosystems, preventive/corrective actions are also undertaken. For example, at Distrito Telefónica, the corporate headquarters located in Spain, we undertook a study in collaboration with SEO BirdLife on bird collisions with the windows of our buildings. As a result, priority areas were identified and "bird-saving" patterns have been installed to help birds see that glass is there and prevent collisions.

In Colombia, ecological and geomorphological **restoration** plans were carried out during 2023 in areas affected by the dismantling of telecommunications stations located in protected areas, such as the Galeras Fauna and Flora Sanctuary. These initiatives followed the guidelines established by the state agency Parques Nacionales Naturales de Colombia. Activities included recovering the geomorphology and vegetation cover prior to the installation of the telecommunications structure, revegetating with species typically found in the "superparamo" ecosystem. All restoration projects are followed up and monitored in order to ensure their sustainability over time.

Furthermore, under Telefónica's **offsetting** strategy, our unabated carbon emissions will be removed from the atmosphere preferably through nature-based solutions, such as afforestation, reforestation or sustainable forest management.

 For further information, see 2.2. Energy and climate change

We believe that these regenerative actions have co-benefit for ecosystems that go beyond carbon, such as biodiversity enhancement, deforestation reduction or water quality improvement, while reducing the risk of natural disasters.

That is why we are part of the "1 trillion trees" initiative, a World Economic Forum platform. By joining it, we have pledged to conserve and plant 1.5 million trees. So far, the conservation and reforestation projects in which Telefónica has invested, together with corporate volunteering initiatives related to reforestation projects, led to the restoration of 579 hectares, the conservation or planting of over 300,000 trees and the sequestration of 167,000 tonnes of CO_2e.

Water
GRI 303-5

In 2023, our overall water consumption was 2,785 ML (2.8 Hm^3), of which 717 ML was in high water-stress areas and represents 26% of the total. This consumption was mainly due to sanitary use and to a lesser extent due to its use in air conditioning. For this reason, in each country where we operate we establish specific **measures** to **improve efficiency** in water use and **reduce consumption**, especially in highly water-stressed areas, as is the case in Spain, Chile and Mexico.

Over 1,700 buildings currently have a Sustainable Water Management Plan, which includes measures such as:

- Employee awareness campaigns, including World Day of Water and Conscious Consumption.

- Clauses being included in building maintenance and cleaning contracts to encourage efficient and responsible water use by our suppliers.

- Preventive maintenance to avoid leaks in taps, cisterns and water heaters.

- Water-saving systems and pressure monitors.

In terms of the measures carried out in **areas with high water stress,** the following stand out:

- Treatment systems in cooling towers at Telefónica Chile.

- The maintenance of the grey water treatment plant for the reuse and collection of rainwater and the installation of energy-saving devices and sanitary supply valves with sensors that limit consumption in the Torre Telefónica building in Mexico.

- The sustainable water use plan implemented at our headquarters in Madrid (Spain), which reduces consumption by collecting rainwater and other water-saving systems in sanitation.

Details of water consumption in 2023 (m³)

Total consumption	2,784,642
Consumption from the municipal network	99.3%
Withdrawal of surface water	0.2%
Withdrawal of groundwater	0.5%

Thanks to the savings measures implemented, the increase in consumption has been slowed down (due to the return to office-based working after two years of teleworking because of the pandemic). In 2023 we reduced water consumption by 12.8% compared to 2022.

Water consumption from all areas (ML)

2020	2021	2022	2023
2,777	2,949	3,194	2,785

Water consumption from areas with high water stress (ML)

2020	2021	2022	2023
750	765	765	717

Water consumption in countries with high levels of water stress according to the Aqueduct Baseline Water Stress Atlas, from the World Resources Institute (Spain, Chile and Mexico).

Total water consumption

We adopt specific measures to achieve efficient consumption, especially in places classified as highly water-stressed areas



74%

in non-water stressed areas

26%

in water stressed areas



2.4% Germany
5.6% Peru
5.7% Colombia
21.3% Argentina
6% Venezuela
0.3% USA
0.3% Ecuador
0.2% Uruguay
1.5% Mexico
11.8% Chile
12.5% Spain
32.5% Brazil

2,785 ML Group

Water stress ■ Yes ■ No

Paper
GRI 301-1

Of the paper we consumed in our offices last year, 97% was of recycled or certified origin (FSC, from the Forest Stewardship Council, or PEFC, from the Programme of the Endorsement of Forest Certification schemes).

In addition, 191 million customers chose **paperless bills**. We therefore generated over 875 million electronic bills which avoided the consumption of 4,375 tonnes of paper and the felling of almost 74,000 trees.

Milestones

❶ We reduced total water consumption by 12.8% compared to 2022.

❷ We have sustainable water management plans in over 1,700 buildings.

❸ We follow TNFD recommendations to minimise our impact on biodiversity



Helping society thrive

2.5. Human capital

Key points

104,132

employees globally in 2023, 99% of them on permanent contracts.

76 points

eNPS or level of commitment from our employees, seven points higher than in 2022 and a record score.

95%

of our professionals reported that their work has purpose and meaning in the employee survey.

2.5.1. Vision

Our employees are crucial in bringing to fruition our new strategic plan: Growth, Profitability and Sustainability (GPS). This program raises our level of ambition and calls for a shift in culture at all levels.

The need for renewal is heightened by the fact that we are on the verge of celebrating our centenary, with our sights set on building the Telefónica of the next 100 years. Furthermore, from the talent perspective, we are experiencing disruptions that require the development of new capabilities and ways of working.

We have redesigned our **culture** around four aspects which are going to be our GPS, our navigation system:

- **Impact**: execution continues to be essential for the sustainability of our business.

- **Collaboration**: working together as a team – employees, customers and partners – maximises our impact.

- **Transformation**: in a digital and dynamic world, we must ensure that our processes and the way we work evolve constantly to become more agile.

- **Growth**: the new context requires us to update our skills in a very dynamic way through lifelong learning.

In order to implant this updated culture model, we are going to boost our **talent management model,** designed around **managing skills**. We empower our people to take the reins in defining their own learning roadmap by using the training and development tools available to them.

We are enhancing this talent model with a **new performance appraisal method** to be implemented from 2024 with the goal of helping each of our employees maximise their potential and create the best version of themselves. It is based **on ongoing, honest conversations**, geared towards supporting development and maximising the impact of each of our employees. It will measure all aspects of our culture: impact, collaboration, transformation and growth.

Another element we have incorporated is our strong commitment to **internal mobility**, in order to accelerate professional growth and the acquisition of new skills. We are keen for mobility to be something that occurs at all levels of the organisation, starting at the executive level, encouraging changes in roles on at least a five-yearly basis (although this period may be shorter in the early stages of an employee's career and longer in the latter stages). We understand internal mobility to mean a switch from one business area to another, a different country (while performing the same role), or a significant change of role. There will be initiatives to recognise mobility and it will be taken into account regarding promotions to executive positions.

We are committed to **diversity** as a source of talent and to the creation of **inclusive and accessible environments** to ensure all our professionals can give their best.

Lastly, in order to sustain our corporate plan, we must become more dynamic by reducing the complexity of the organisation. This involves **adapting the skills of our workforce to the Company's needs** and having a simpler operating model. Digitalisation helps us to improve both our network operation processes and those of our customers and internal processes.

2.5.2. Targets

- Achieve 37% of our executive positions filled by women by 2027. Reaching this target is linked to the variable remuneration of our employees and is one of our sustainable financing indicators.

 For further information, see 1.7. Finance for the transition to a sustainable economy

- Maintain an adjusted gender pay gap of +/-1% by 2024. This was achieved in 2022. This is the basis for progression towards a zero gross pay gap.

- Achieve gender parity in the Company's highest governance bodies by 2030 (parity is defined as no more than 60% and no less than 40% representation of each gender).

- Continue to be included in the Bloomberg Gender-Equality Index.

- Maintain a score of at least 70% in the employee motivation survey with regard to work-life balance.

- Double the number of employees with disabilities within the workforce by 2024, in line with the commitments made to The Valuable 500.

- Attain an Employee Net Promoter Score (eNPS) of at least 70.

- Obtain an internal mobility rate among our executives of 15% per year by 2026 (10% in 2024).

2.5.3. Governance

The strategic lines of action for global talent management and the applicable targets are defined by the **Global Human Resources Committee.** Meeting on a monthly basis, this committee is made up of the heads of the People department at Telefónica's main businesses and operations.

In addition, the **Executive Committee** analyses and monitors key aspects of global employee management, from skills and critical talent for the future to Telefónica's remuneration and organisational strategy.

People-related issues are also regularly reported to three Board committees:

- **Sustainability and Regulation Committee:** key performance indicators linked to company targets, as well as global and local progress on talent management and diversity, in line with the Group's ESG strategy, are presented to the committee once a year.

- **Nominating, Compensation and Corporate Governance Committee**: among other roles, this committee provides reports on appointment proposals for the role of Chairman of the Board, the executive directors and senior executives of the Company. This committee also reviews and supervises the remuneration for these positions.

- **Audit and Control Committee**: among other responsibilities, this committee supervises the financial and non-financial risk management and control systems at the Company (including operational, technological, legal, social, environmental, political and reputational risks, as well as corruption-related risks).

We also have **specific bodies and roles for managing our diversity strategy.**

 For further information, see 2.7. Diversity and inclusion

We have set ourselves an annual target of 10% for internal mobility among our executives in 2024, which will increase to 15% by 2026.

2.5.4. Policies

Many of our internal rules and policies are related to the human capital. The following are the most important:

- Regulation of the Nominating, Compensation and Corporate Governance Committee.

- Regulation covering the Hiring of Former Executives and Former Employees of the Telefónica Group.

- Remuneration Policy of the Directors of Telefónica S.A.: in line with the Company's long-term strategy and the interests of its stakeholders, and complying with best practices in good governance.

- Agreement on the right to digitally disconnect: signed in 2019 with the most representative trade unions in the various countries where we operate.

- Supply Chain Sustainability Policy: establishing the supplier's obligation not to discriminate against any group in its hiring, training and promotion policies.

- Global Occupational Health, Safety and Well-being Regulation.

- Global Human Rights Policy: this sets out the Company's commitment against forced labour, slavery and child labour.

Our Company also has **specific policies and protocols on issues related to diversity, inclusion and gender equality.**

 For further information, see 2.7. Diversity and inclusion

2.5.5. Impacts, risks and opportunities

The **impact** of managing human capital affects all areas of the Company and is essential to our business, affecting productivity, employee satisfaction, performance and Telefónica's reputation.

The main **risks** are related to the constantly evolving needs for new skills within the workforce, which stem from continual technical innovation and the shortage of technological talent in the market.

 For further information, see 3. Risks

In order to ensure that we have the capabilities needed to execute our strategy, we regularly conduct a **strategic skill-related planning process (Skills Workforce Planning).** We also work to establish a **diverse, inclusive and accessible** work environment, which allows us to empathise better with our customers, innovate and reflect their diversity in our commercial value proposition. Our **hybrid and agile working models** represent an opportunity for professional development and for attracting digital talent. Our commitment to **health, well-being and work-life balance** helps to increase the motivation of our employees and thereby improve our business results.

2.5.6. Action plan and commitments

Telefónica's people strategy aims to transform and adapt our teams to the context of permanent change in which we operate.

In this regard, our main lines of action (further explained in the following chapters) are focused on:

- **Attraction, retention and skill development**: we are shifting towards a model that can guarantee business sustainability and allow our people to thrive and grow. To that end, we foster lifelong learning with **large-scale reskilling and upskilling programs**, and talent management that is based on skills, including leadership skills.

- **Diversity, equality and inclusion** by fostering an inclusive work culture and leadership style, including **accessible workplaces**, to ensure a working environment in which all our people can give their best and progress on an equal footing.

- **Flexible ways of working and agile high-performance ecosystems** capable of improving team effectiveness; boosting motivation, talent attraction and a sense of belonging; and fostering innovation and corporate transformation.

- **Occupational health, safety and well-being** from a comprehensive vision of the individual that considers mental, emotional and physical factors as the pillars of well-being while encouraging autonomy and responsibility.

2.5.6.1. Recognition

We have received acknowledgement for our efforts both globally and locally from a number of different institutions.

 For further information, see 2.6. Attraction, retention and talent development

 For further information, see 2.7. Diversity and inclusion

 For further information, see 2.8. New ways of working

The main KPIs regarding Telefónica's workforce can be seen below:

Our team



Germany 8,588
Other 1,304
Spain 27,777
Hispam 30,561
Brazil 35,902

Total workforce
104,132

Average age
of 42 years old

61% **39%**

How do we manage our human capital?

| **32.8%** | **27%** | **4%** | **109** | **0.71%** | **76** | **99%** | **74%** |
| women in executive positions | of employees under 35 | voluntary turnover | Nationalities | Adjusted pay gap | eNPS | permanent contracts | increase in number of employees with disabilities |

2.5.7. Staffing indicators

2.5.7.1. Distribution of employees by country
GRI 2-7

Total number and distribution of employees by country

	On-site workforce		% On-site workforce	
Country	**2022**	**2023**	**2022**	**2023**
Spain	27,411	27,777	26.4%	26.7%
Brazil	35,241	35,902	34.0%	34.5%
Germany	8,246	8,588	8.0%	8.2%
Hispam	31,483	30,561	30.4%	29.3%
Argentina	11,210	10,697	10.8%	10.3%
Chile	4,190	3,769	4.0%	3.6%
Colombia	6,462	6,458	6.2%	6.2%
Ecuador	961	967	0.9%	0.9%
Mexico	1,798	1,747	1.7%	1.7%
Peru	4,616	4,547	4.5%	4.4%
Uruguay	606	673	0.6%	0.6%
Venezuela	1,640	1,703	1.6%	1.6%
Rest	1,257	1,304	1.2%	1.3%
Group Total	**103,638**	**104,132**	**100%**	**100%**

The Group's average headcount in 2023 stood at 104,112 employees.
The Group's equivalent (FTE) workforce in 2023 stood at 100,583 FTE.
The VMED O2 UK workforce at 31 December stood at 15,923 employees (11,037 women, 4,793 men, 93 non-gender-identified employees).

2.5.7.2. Distribution of employees by type of contract
GRI 2-7, 405-1

Total number and distribution of employment contract types by gender and region

Region	Permanent contracts Men		Permanent contracts Women		Permanent contracts		Temporary contracts Men		Temporary contracts Women		Temporary contracts	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Germany	4,845	5,125	2,808	3,016	7,653	8,141	380	289	213	158	593	447
Brazil	19,906	20,201	15,333	15,700	35,239	35,901	—	—	2	1	2	1
Spain	17,292	17,700	9,688	9,884	26,980	27,584	239	103	192	90	431	193
Rest	917	950	338	340	1,255	1,290	2	7	—	7	2	14
Hispam	19,626	18,917	11,205	10,935	30,831	29,852	434	500	218	209	652	709
Group Total	**62,586**	**62,893**	**39,372**	**39,875**	**101,958**	**102,768**	**1,055**	**899**	**625**	**465**	**1,680**	**1,364**

Relevant KPIs from VMO2 at 31 December:
Permanent contracts = 15,776; Temporary contracts = 147.

Total number and distribution of working day types by gender and region

Region	Full-time contracts Men		Full-time contracts Women		Full-time contracts		Part-time contracts Men		Part-time contracts Women		Part-time contracts	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Germany	4,586	5,016	1,778	2,086	6,364	7,102	639	398	1,243	1,088	1,882	1,486
Brazil	19,905	20,200	15,335	15,701	35,240	35,901	1	1	—	—	1	1
Spain	17,479	17,751	9,765	9,858	27,244	27,609	52	52	115	116	167	168
Rest	916	956	308	315	1,224	1,271	3	1	30	32	33	33
Hispam	20,041	19,399	11,340	11,067	31,381	30,466	19	18	83	77	102	95
Group Total	**62,927**	**63,322**	**38,526**	**39,027**	**101,453**	**102,349**	**714**	**470**	**1,471**	**1,313**	**2,185**	**1,783**

Average annual number of permanent, temporary and part-time contracts; by gender, age group and professional category

Average contracts by gender

	Men		Women		Total	
	2022	2023	2022	2023	2022	2023
Permanent contracts	62,125	62,937	38,739	39,666	100,864	102,603
Temporary contracts	947	984	672	525	1,619	1,509
Part-time contracts	580	483	1,410	1,323	1,989	1,805

Average contracts by age

	Over 50		35 to 50		Under 35		Total	
	2022	2023	2022	2023	2022	2023	2022	2023
Permanent contracts	24,541	23,393	48,272	51,577	28,051	27,633	100,864	102,603
Temporary contracts	77	54	509	468	1,033	988	1,619	1,509
Part-time contracts	430	407	1,099	1,071	460	327	1,989	1,805

Average contracts by professional category

	Executives		Middle management		Other professionals		Total	
	2022	2023	2022	2023	2022	2023	2022	2023
Permanent contracts	4,328	4,451	9,247	9,405	87,288	88,747	100,864	102,603
Temporary contracts	6	4	10	42	1,603	1,463	1,619	1,509
Part-time contracts	14	13	58	69	1,918	1,723	1,989	1,805

The calculation is based on the cumulative average for the year by type of contract and by type of working day.

Milestones

❶ The level of commitment from our employees increased by seven points, with the eNPS reaching 76 in 2023.

❷ Hybrid working models (remote and on-site) were in place at 100% of our operations.

❸ We were recognised by the Bloomberg Gender Equality Index as one of the companies most committed to gender equality globally.

❹ We enhanced our psychosocial risk prevention and care programs to ensure preventive care.

❺ We encouraged internal mobility among our employees and executives and set targets in this regard.

➕ For further information, see 2.6. Attraction, retention and talent development

➕ For further information, see 2.7. Diversity and inclusion

➕ For further information, see 2.8. New ways of working

➕ For further information, see 2.9. Safety, health and well-being at work

2.6. Attraction, retention and talent development

Key points

63%
of the new employees joining our team in 2023 were under 35 years old.

4.1%
voluntary turnover rate, decreasing by 1.6 p.p. since 2022.

81%
of our employees reported in the employee survey that learning forms part of their day-to-day working lives.

2.6.1. Vision

Attracting, developing and retaining talent is key for the success of our Company. To achieve this, we foster dynamic, inclusive and innovative workplaces in which people feel valued, well-prepared and supported in their professional growth and personal well-being. We aim to be a catalyst in developing talent, by providing opportunities for lifelong learning, upskilling and through the creation and promotion of a community of motivated and high-performance individuals to drive the future of our Company.

2.6.2. Impacts, risks and opportunities

The ability of Telefónica to adapt to the changes in the work environment is vital for the attraction and retention of talent.

Also essential is the competitive approach we take to remuneration, which is designed to motivate our professionals. This approach helps us fulfil our strategic goals while promoting the well-being of our workers and generating a **positive impact** on economic development in the regions in which we operate.

On the other hand, our main challenge is to acquire and evolve the skills necessary to execute the Company's new plan in an environment of technological disruption and critical skills shortages in the market.

In this respect, growing competition for talent, together with the need to offer increasingly flexible working conditions in order to meet expectations for career development, may pose a **risk** that could lead to critical employees (particularly those in technical roles and IT-related positions) to leave the Company.

This may cause economic losses and have a negative impact on the Company.

However, both the efficient management of the factors that enable the attraction and retention of talent and a firm focus on new skills development (through our training plans), represent an **opportunity** to capture the additional revenues that are particularly associated with digital services.

2.6.3. Action plan and commitments
GRI 404-2

Attracting, developing and retaining talent are fully interconnected aspects of an effective human capital management strategy. By attracting the right talent, retaining valuable employees and continually developing their skills, we can position ourselves for sustainable growth in a constantly changing environment.

The starting point to organise our talent management strategies is our **Skills Workforce Planning**. This plan seeks to ensure alignment between the skills we have within the organisation and those we need in order to allow for the growth of our businesses. The process enables us to make the right decisions to close the skills gap, by combining internal skill development with the incorporation of external talent.

- **For internal skill development,** we promote large-scale reskilling and upskilling programs that can develop critical skills for our business while improving the employability of our professionals. We have updated the learning model to personalise and adapt the range of training we offer to the preferences and skills pool of each professional through the SkillsBank platform and artificial intelligence (AI) engines (learning on demand).

- **Attracting the best talent** begins by developing an employer brand, communicating our values, vision and commitment, and looking for alignment with these values and our corporate culture in potential candidates. We use digital platforms, social media and networking events, including trade fairs and events at universities specialising in technology, to boost our visibility. The competitive remuneration packages offered, flexible working and an inclusive and diverse corporate culture contribute to creating an attractive and appealing environment for potential new talents.

We also strengthen our pool of young talent through various programs, such as Talentum (in Spain), the Telefónica Digital Transformation (in Germany) and Generación Movistar (in Hispanoamerica).

 For further information, see 2.7. Diversity and inclusion



Main initiatives for talent retention

→ A purpose-driven company (for example, we connect people; remuneration tied to ESG).

→ A complete remuneration package (for example, a salary well above the minimum, with benefits in every country).

→ Flexible working hours (for example, a hybrid work model for all eligible employees).

→ Work-life balance (for example, agreement on the right to disconnect).

→ Lifelong training program, under which 70% of employees are on skill development programs (for example, Universitas, free programming courses at Campus 42).

→ Involvement in innovative and transformative programs tied to new technologies (for example, metaverse, Web 3.0, NaaS).

→ Well-being (for example, 81% of employees believe that Telefónica promotes well-being, according to our motivation survey).

→ Social implication (for example, the largest corporate volunteering program of any company worldwide).

→ Diverse and inclusive environment where difference is valued and empowered (for example, a commitment to double the number of employees with disabilities).

→ Team building with international festivals, activities and events (for example, Sondersland).

We have moved on from a traditional learning model to one focusing on developing skills and abilities through our SkillsBank tool.

- On one hand, **we are evolving the profiles and skills of our professionals** to meet specific business-related challenges. We offer **profile specialisation** so our people can remain at the cutting edge **(robotisation, cloud, IT sales, data, web developer, 5G, etc.).**

- On the other hand, **we provide an open choice of training options so that each employee can play a leading role in their own development.** The formats (videos, podcasts, video games, interviews, role play sessions, articles, etc.) are tailored to the needs of each person in hybrid and collaborative environments.

SkillsBank: AI for customised training

We have leveraged AI in our SkillsBank tool by incorporating machine learning, utilising in particular the content-recommendation model of the Netflix platform. This model not only makes more appropriate recommendations based on what similar employees have said about themselves but also learns from the actions taken by employees after those suggestions. This enables us to obtain a better and greater understanding of the skill pool inside Telefónica.

This approach also helps us to improve the career prospects of our employees in an environment of transitioning towards a climate-neutral economy. We are working to achieve net zero emissions by 2040 and, as part of this ambition, we are replacing our networks with more efficient ones. This may mean that some jobs are affected. However, our reskilling programs help by retraining and preparing our workforce in line with how our business is evolving.

In line with the commitment of the company, in 2022, the Chairman of Telefónica was elected as Chair of the Jobs, Skills and Impact Working Group of the European Business Round Table (ERT), an organisation made up by 60 of the largest companies in Europe. Reskilling for Employment (R4E) is one of the most important projects being undertaken by this committee. It is aimed at helping to professionally reskill one million Europeans by 2025.

2.6.3.1. Internal mobility

In our new corporate strategic plan, known as GPS, internal mobility has become one of the most important tools to accelerate professional growth, capture new skills and retain talent. Internal mobility can be understood as a switch from one business area to another, a different country (while performing the same role) or a significant change of role.

All these initiatives are aimed at fostering the development and promotion of our employees within the Company.

If we all grow, Telefónica grows: our range of development options for employees combines technical and human skills.

2.6.3.2. Universitas Telefónica
GRI 3-3

This is the exclusive **platform** on which all our professionals can find a carefully curated **range of training experience options** designed to accelerate the transformation and achievement of strategic targets for the Company. It is aimed at encouraging uptake of new working and leadership methods, and at fostering a unique culture that defines us and makes us stronger by aligning priorities and empowering employees.

One year after the inauguration of our Universitas campus based at the Company's headquarters in Madrid (Distrito Telefónica), Universitas has become a place where leadership, growth and connection merge, through intensive and interactive residential programs.

We have created a favourable environment to enable at least two out of every three employees to regularly take part in training and skill development activities.

2.6.3.3. Employee satisfaction and commitment

The commitment of our professionals has always been high on Telefónica's agenda and it forms part of our active listening strategy. For several years now, we have been measuring this through the Employee Net Promoter Score (eNPS), which indicates the degree to which the Company's employees recommend the organisation by answering the question:

How likely would you be to recommend your company to people close to you as a good place to work? (1=Definitely would not recommend, 10=Definitely would recommend).

This procedure is aligned with the customer satisfaction measurement by using the same logic as the Net Promoter Score, which measures the percentage of promoters (those who give scores of between 9 and 10) against the percentage of detractors (those who give scores from 1 to 6).

As part of GPS (our new strategic plan for 2024-2026), we have increased our ambition. We now aspire to ensure an eNPS score of at least 70 each year.

To enable qualitative responses, the survey includes open text fields for comments. These are analysed using natural language processing (NLP) techniques and generative AI, while maintaining the anonymous and confidential nature of the data.

The survey includes questions about workplace environment, leadership, work-life balance, diversity and inclusion, non-discrimination, and environmental and social commitment.

In addition to the annual measurement, we conduct various internal listening exercises in each of our operations (such as opinion surveys) and regular engagement pulse surveys to gauge the engagement and satisfaction levels of our employees. Our assessment of these exercises takes into account socio-demographic factors such as gender, age, years of service at the Company, professional category and business unit, transforming them into important sources of knowledge in fostering equality and diversity.

This is all complemented by professional performance appraisals, exit interviews, incident tracking and the availability of a Responsible Business Channel that employees can always use to report conflict situations.

Formula for calculating the eNPS



2.6.3.4. Culture of recognition: Valuable People

This program aims to promote a culture of meritocracy through personal recognition by leaders towards employees and among employees themselves, giving visibility to those individuals and teams that excel through both their outstanding contribution and their day-to-day behaviour.

It also recognises "social volunteers or volunteer teams" for their extraordinary contribution to a social cause or in an emergency or humanitarian crisis.

In total, we recorded 243,066 incidents of recognition for colleagues and teams, showing that recognition remains part of Telefónica's DNA. We will continue to promote it to connect with our talent. The number of recognitions continues to grow above the number of employees because each employee can receive several of them.

2.6.3.5. How to assess effort
GRI 2-19, 2-20, 201-3

Telefónica's remuneration strategy is characterised by its competitiveness. Our main focus is to attract, retain and motivate the Company's professionals so that we can meet our strategic objectives within the globalised framework in which we operate and foster the generation of long-term value in a sustainable manner for our shareholders.

In this regard, the variable remuneration of our employees encourages **growth** by increasing operating income and return on investment for shareholders, as well as **efficiency** through improving our OIBDA margin and generating free cash flow. Similarly, Telefónica is a company that is fully committed to **sustainability**. **Factors such as customer trust, the trust of society at large, diversity or the contribution of our company to the fight against climate change** have therefore influenced the calculation of the variable remuneration of our workforce since 2019.

 For further information, see 2.15. Governance and culture of sustainability

Telefónica is a company that fosters **meritocracy** and **equal opportunities**. We therefore offer a **competitive and fair remuneration package** that can comprise fixed amounts and both short- and long-term variable amounts (tied to the achievement of financial, business, value creation and sustainability targets, which should be specific, quantifiable and aligned with the Company's strategic plan). Additionally, we offer remuneration in kind and other social benefits adapted to local practices in the markets where we operate, allowing for customisation and tax efficiency through flexible compensation plans.

Telefónica's professionals are **consistently** remunerated according to their level of responsibility, leadership and performance within the organisation. To maintain this premise, we ensure that we do not discriminate based on gender, age, origin, sexual orientation and identity, religion, disability or race when applying remuneration practices and policies.

Similarly, Telefónica is committed to ensuring that the salaries paid to all its employees are decent and always exceed what is considered to be the **"living wage"**. This not only allows basic needs to be met but also guarantees good quality of life in each of the countries where the Group operates. Thanks to these actions, Telefónica has received no reports of disputes related to this issue.

By way of example, the **social benefits offered by the Company** include universal health insurance for employees at every operation, which covers the needs of people with disabilities and the costs associated with issues relating to mental and reproductive health, among others. We also offer life insurance, a pension fund, share purchase program, discount programs, childcare assistance (including assistance at infant and school level and encompassing the period from birth to 24 years old, depending on the Group company), nursery services and food assistance, among other things. All these benefits increase job quality.

The Company offers leave options that are in compliance with the minimum levels established by law, and in many cases exceed them. For example, Telefónica provides a number of personal days which, depending on the Group company, ranges between two and four days, as well as alternatives for adapting our employees' working days to achieve work-life balance in situations that require family care services. These take into account blood relatives of the employee up to the second degree of kinship. Also, the Company offers maternity and paternity leave that exceeds the minimal legal requirements.

Our social benefits are especially focused on improving well-being for our employees. They help to maintain physical and mental health while supporting families and adapting healthcare coverage to new circumstances and needs.

 For further information, see 2.9. Safety, health and well-being at work

The **emotional salary** is another relevant factor with which to foster the retention and motivation of our professionals and to attract the best talent. This is expressed through new ways of working, work-life balance, psychological well-being, a strong commitment to learning and professional development, and a culture of commitment and recognition of our employees.

Furthermore, in 2022 Telefónica launched an **incentivised global share purchase plan** – "Plan 100" – aimed at all employees of the Group, without exception. For every share bought under this plan, until it ends in 2024, Telefónica rewards the buyer with another share. In addition, as part of our Company's centenary celebrations, each employee who takes part in the plan will receive 100 additional shares for free.

Telefónica also has different **social welfare systems** in each geographic region where we operate. In Spain, most of the companies in the Telefónica Group have a

complementary social welfare system in place that is channelled through two pension funds: Empleados de Telefónica de España, FP, and Fonditel B, FP. Empleados de Telefónica de España, FP, is a uni-plan while Fonditel B, FP, is a multi-plan.

Both pension funds have been set up as private and voluntary Social Welfare Institutions that complement and are independent from the Public Social Security system.

The Pension Plans belong to the employment system and are based on defined contributions, with compulsory contributions from the fund sponsors and the participants.

Generally speaking, the ordinary compulsory contributions from the sponsor of Telefónica de España, FP, consist of 6.87% of the participant's base salary provided that the participant joined Telefónica Spain before 1 July 1992, and 4.51% of the participant's base salary if they joined the Company after 30 June 1992. In turn, the participant must contribute 2.2% of their base salary.

In the case of Fonditel B, FP, each pension plan has its own contribution scheme which, generally speaking, requires the sponsor to contribute 4.51% of the participant's base salary while the participant must contribute 2.2% of their base salary.

As of 31 December 2023., the number of participants and beneficiaries stood at 24,337 and 10,930 under employees of Telefónica de España, and 18,540 and 234 under Fonditel B.

The annual contributions from the sponsor in 2023 amounted to €41.1 million under Empleados de Telefónica de España, and €28.9 million under Fonditel B.

With regard to our Board of Directors, we have a Remuneration Policy of the Directors of Telefónica, S.A., which ensures compliance with best practices in the area of good governance.

 For further information, see 5.1. Annual Report on Remuneration

2.6.3.6. Performance reviews
GRI 404-3

Telefónica has a worldwide performance review process for all employees of the Group. The same timetable, guidelines and tools are shared everywhere. The review model measures different factors, ranging from achieving pre-set targets to developing new skills and teamwork. The appraisal process is based around agile feedback conversations, which take place at least twice a year. Although the process is coordinated globally, it is managed locally so as to better adapt to the needs of our

business. The outcome of the reviews affects our employees' compensation and their opportunities for development and promotion.

Percentage of employees subject to performance reviews

		2022	2023
By gender	Men	48%	49%
	Women	50%	51%
By professional category	Senior Management	50%	49%
	Middle Management	53%	53%
	Other Professionals	48%	49%
	Total	**48%**	**50%**

2.6.4. Progress in 2023

2.6.4.1. eNPS

Telefónica's eNPS has been consistently high for years: a score of over 40 is considered to be exceptional and there are few companies that score above 60. In 2023, our score rose by 7 to reach 76, thereby consolidating **Telefónica as the IBEX company with the highest published eNPS.** Our employee participation level was 81%, which is also considered very high among motivation survey benchmarks.

In 2023, the number of our employees who we can consider to be promoters went up by 4,000 people compared to 2022. Promoters are employees who, when asked the question "How likely would you be to recommend your company to people close to you as a good place to work?", give an answer of nine or ten out of 10. Moreover, the segments of passives (ratings of seven and eight out of 10) and detractors (six out of 10 or under) decreased.

The eNPS improved consistently across all our operations. A noteworthy case is that of Germany, which achieved the highest growth in the Group (up 12 points compared to 2022).

There are many reasons that explain the overall improvement in the Company's eNPS. These include our focus on measures that foster work-life balance and well-being, updating our employees' salaries against a backdrop of inflation, the working environment and team, and the growing range of training available for all our employees.

Thanks to the use of generative AI, we were able to analyse the responses to free-text questions and the 62,277 comments made by our employees. This allowed us to ascertain that well-being and achieving a good balance between their working and personal lives

continue to be crucial factors for employees' commitment to the Company.

In 2023, we achieved an eNPS of 78 points among **respondents aged under 35**, which represents an increase of six points compared to 2022. In addition, new employees (those who have been at the Company for less than two years) rated us with an eNPS of over 80 points, more than four points higher than the previous year.

2.6.4.2. Training and development
GRI 3-3, 404-1, 404-2

According to the annual motivation survey, 81% of our employees feel that learning has been incorporated into their day-to-day work.

Our SkillsBank development platform is available to almost 92,000 employees, more than 55,000 of whom (50,000 in 2022) have already uploaded their profiles.

The increase of these figures is partly due to our inclusion of machine learning algorithms in the learning suggestions. The platform has offered 5,256,331 suggestions, and 97.9% of the suggestions considered by employees have been accepted.

In 2023, we performed a proof of concept (PoC) and analysed additional AI tools to spur us towards our goal of being a skill-based organisation.

Our professionals completed in excess of **1.7 million courses**, with an average of 16 courses and 30 hours of training per employee. The decrease in average hours of training compared to 2022, when each employee completed an average of 35 hours of training, was a result of the impact of the Power of Connections programme that ran in 2022, as well as the updating of our Responsible Business Principles course that same year.

Universitas ran over 70 programmes, with an impact of around 11,000 people. Drawing on a joint team, including the heads of training in the different regions, in 2023 the range of programmes offered by Universitas was smaller but the programmes were taught more frequently, in three languages and in various formats (virtual, hybrid and in-person). They had the goal of enabling the professionals to learn key skills necessary to executing the business plan. It achieved an eNPS of 83 (seven points above 2022) which is far above the average reflected by various training benchmarks in Spain.

We also had new programs that focused on the skills identified as critical, such as **growth mentality, digital thinking, effective communication and results-oriented approach**, so as to meet the needs expressed by the local operations and to complement local upskilling and reskilling initiatives.

The digital thinking program was particularly interesting, as it featured AI combined with the human touch that characterises Universitas. It also involved our business (with the AI Ethics team participating in the teaching).

Now that the health emergency situation is over, we have restarted our face-to-face programs (which are longer and go into greater depth) for our leadership teams, with an Advanced Leadership Programme that covers not only skills-related content but also strategic vision and networking.

In 2023, **70% of our employees invested in learning and developing new skills** needed for the future through various skill acquisition (reskilling/upskilling) programs. This percentage dropped by eight points compared to the previous year, due to the large-scale implementation in 2022 of the Power of Connections programme for all the Company's employees.

The programmes run in 2023 included:

• In Spain, for B2B, the **Manual for the Unstoppable**, a course designed to build on the progress in the commercial transformation of the team. It is intended to promote work organisation on a project-by-project basis, thus fostering collaboration and customer impact. Over 4,000 professionals from the various business lines and segments took part in the training.

• In Brazil, Lean Six Sigma training was completed by 3,076 workers. In addition, to enhance skill improvement and career advancement, the digital training was divided into four key pillars – Yo+ Creativo, Yo+ Digital, Yo+ Humano, Yo+ Protagonista – and involved a total of 1,500 participants.

• In Germany, digital skills development programs for non-technological roles were conducted, in which over 1,200 people took part. The Agile Learning Journey programme was also run for over 150 workers. Through a specialised course entitled "Data and Artificial Intelligence", 500 employees were successfully retrained and now perform data analysis and programming tasks.

• In Hispanoamerica, critical skills training, which was given to more than 14,000 employees in 2023, while over 5,900 individuals completed specific courses on business intelligence and big data, digital linking, IT and agility through our schools. Efforts were also made to build digital skills and culture through the "Soy y Pienso Digital" training path, in which over 9,000 workers participated as part of the Experiencia Digital Udemy, Digital Transformation Week, CX Week and our Devops Days.

• T-Tech continued its technology certification scheme, though which 1,400 workers were certified in 2023. During the course of the year, a Career Plan was developed for professional advancement within the

organisation via one of six possible career paths: presale, sales, service delivery, technology, product and business support. The programme contains learning pathways covering impact on the business, the people-oriented approach, customer focus and the entrepreneurial mindset. It had an impact at a global level, with over 2,500 professionals from Spain, Peru, Chile and Colombia participating.

All these initiatives form part of our strategic skills-related planning that we undertake via the **Skills Workforce Planning** process.

In addition to the training focused on the critical skills we need for the future, we run lifelong digital and business skills learning initiatives to ensure that the entire workforce has the the most up-to-date knowledge on these issues.

 For further information, see 2.8.New ways of working

2.6.4.3. Attracting new talent

In 2023, we continued to boost our young talent, while investing in new skills through selective recruitment processes, by means of various programmes such as Talentum in Spain, 42 and the "Estagio" apprenticeship programme in Brazil, where 829 placements were taken up, 10% more than in 2022. 54% of the places were taken by Black candidates. In 2023, **63% of our new hires globally were aged under 35, up 3% compared to 2022.**

In Germany, the number of new employees hired doubled in 2023. We also achieved an intern retention rate of 65.4%.

In 2023, Talentum (Telefónica Spain's platform for boosting young talent and facilitating access to the job market) offered 156 grants, of which 38% were given to women. In Spain, we also conducted a study to assess how young Spaniards perceive Telefónica as an employer brand, with the ultimate goal of attracting that talent. The study consisted of two parts – a qualitative analysis involving six focus groups made up of young people in Madrid and Barcelona and a quantitative analysis based on over 500 interviews.

2.6.4.4. Performance review model
GRI 404-3

The results of our motivation survey were positive and serve as an indicator to confirm that the Company is ready to take one step further in its performance review model.

- Of all our employees, 84% stated they feel comfortable giving feedback to their manager.

- Additionally, 78% stated that their manager frequently talks about their contribution level and skill development.

A total of **51,586 employees were assessed** in the last performance review (for 2022), which was conducted between March 2022 and March 2023

At Telefónica, we are changing our performance review model to bring it into line with the flexible work model and new professional skills.

Looking forward (to 2024), we are going to introduce a **new performance appraisal method** based on **ongoing, honest conversations**, geared not towards assessing but towards supporting development and maximising the impact of each of our employees. This new method will measure all the aspects of our culture: impact, collaboration, transformation and growth.

In addition, through local recognition programmes (such as Brazil's "Eu+Vivo", which resulted in more than 169,000 positive acknowledgements being awarded in its two editions) and alongside our global programme "Valuable People" we have more than doubled the number of positive acknowledgements compared to 2022.

2.6.4.5. Remuneration strategy

34% of Telefónica's employees are also shareholders in the Company (that is, one in every three employees). In 2022, we launched the 5th edition of an **incentivised global share purchase plan** –"Plan 100" – which was offered to **all employees of the Group on the same terms.** The plan will end on 19 April 2024, coinciding with the Company's centenary.

2.6.4.6. Employee turnover

In 2023, we updated the mechanism for calculating employee turnover in order to facilitate our analysis and interpretation of the results.

Total turnover includes all people leaving the Company, whether voluntarily, involuntarily, due to an incentivised Company redundancy scheme, or due to retirement or death. The percentage of total turnover is calculated by dividing the total number of leavers by the average workforce for the period under analysis. In 2023, the total turnover rate was 12.4%, which was more than 10 p.p. below turnover in 2022. The main reason for this reduction was the deconsolidation from the scope of

Tempotel, the Telefónica Group's human resources management company specialising in hiring extras for audiovisual productions. An additional reason is the reduction in the number of leaves due to incentivised Company redundancy schemes, from 3.217 in 2022 to 518 in 2023.

Excluding the impact of Tempotel in this indicator, the turnover rate would have fallen 5 p.p. in 2023, from 17% to 12%..

The **voluntary turnover** figure includes all people leaving as a result of employee resignations. The percentage of voluntary turnover is calculated by dividing the number of this type of leaver by the average workforce for the period under analysis. In 2023, voluntary turnover amounted to 4.1%, which was a reduction of 1.7 p.p. compared to 2022. The reduction in voluntary turnover was particularly marked in the segment of employees aged under 35, falling from 11.9% in 2022 to 8.3%, thanks to our efforts to retain critical profiles in businesses such as Brazil and T-Tech.

Adjusted turnover consists of voluntary leavers, dismissals and people leaving due to redundancy plans. The adjusted turnover rate is calculated by dividing the number of these types of leavers by the average workforce.

The breakdown of the turnover by different groups (gender and age) is calculated by dividing the total number of leavers by the average workforce for the corresponding group. For example, the voluntary turnover rate of employees aged under 35 in Germany is calculated by taking the total number of leavers aged under 35 and dividing it by the average workforce aged under 35 in Germany.

2.6.4.7. Recognition

- Workforce Disclosure Initiative (WDI), which aims to improve the transparency and accountability of companies in terms of their workforce and supply chain, awards Telefónica with an average score of 90% – more than 20 points above the sector average – and 28 above the average for all participating companies.

- For a further year, we were included in the list of the 25 Top Companies on LinkedIn. This list recognises the Spanish companies that foster the long-term professional success of their employees.

- In the 14th edition of the Randstad Awards, Telefónica achieved the distinction of being the favourite company for working in the telecommunications sector in Spain.

- For the third consecutive year, Vivo was included among the top 10 companies to work for in Brazil, according to Great Place To Work.

Milestones

❶ The participation rate for our eNPS survey was 81%.

❷ In 2023, 91,900 professionals were active on SkillsBank, our skill development platform.

❸ In 2023, 16,459 employees found new career opportunities inside the Group.

2.6.5. Turnover indicators

2.6.5.1. New employee hires[1]

Total number and rate of new hires by age group, gender and region

Region	Age group	Men 2022	Men 2023	% 2022	% 2023	Women 2022	Women 2023	% 2022	% 2023	Total 2022	Total 2023
Germany	Over 50	68	92	6%	7 %	43	39	4%	3%	111	131
	From 35 to 50	239	254	21%	19 %	189	178	17%	13%	428	432
	Under 35	361	483	32%	37 %	219	274	20%	21%	580	757
Brazil	Over 50	115	113	1%	2 %	126	100	2%	2%	241	213
	From 35 to 50	1,222	1,001	15%	16 %	1,224	938	15%	15%	2,446	1,939
	Under 35	2,477	2,076	31%	32 %	2,754	2,212	35%	34%	5,231	4,288
Spain	Over 50	806	90	7%	4 %	656	44	5%	2%	1,462	134
	From 35 to 50	2,200	578	18%	24 %	1,583	351	13%	15%	3,783	929
	Under 35	3,934	828	32%	34 %	2,996	529	25%	22%	6,930	1,357
Rest	Over 50	17	23	10%	8%	6	4	3%	1%	23	27
	From 35 to 50	59	108	34%	36%	13	39	7%	13%	72	147
	Under 35	56	92	32%	31%	24	32	14%	11%	80	124
Hispam	Over 50	81	67	2%	3%	13	26	—%	1%	94	93
	From 35 to 50	822	488	21%	19%	371	247	9%	10%	1,193	735
	Under 35	1,661	1,068	42%	41%	1,025	678	26%	26%	2,686	1,746
Group Total	**Over 50**	**1,087**	**385**	**4%**	**3%**	**844**	**213**	**3%**	**2%**	**1,931**	**598**
	From 35 to 50	**4,542**	**2,429**	**18%**	**19%**	**3,380**	**1,753**	**13%**	**13%**	**7,922**	**4,182**
	Under 35	**8,489**	**4,547**	**33%**	**35%**	**7,018**	**3,725**	**28%**	**29%**	**15,507**	**8,272**

[1] The criteria for hires has been modified in 2023, excluding perimeter changes, internal movements, and parental permissions. The 2022 data has been recalculated applying this logic.

2.6.5.2. New employee hires by gender

	2022	2023
Men	14,118	7,361
	56%	56%
Women	11,242	5,691
	44%	44%
Total	**25,360**[2]	**13,052**[3]

The reason for the drop in hiring is the changes to the scope of consolidation, that is, the deconsolidation of Tempotel, the Telefónica Group's human resources management company specialising in hiring extras for audiovisual productions.

2.6.5.3. New employee hires by professional category

	2022	2023
Senior Management	201	146
	1%	1%
Middle Management	1,655	366
	6%	3%
Other Professionals	23,504	12,540
	93%	96%
Total	**25,360**	**13,052**

---

[2] 16,126 hires without Tempotel in 2022.

[3] 12,818 hires without Tempotel in 2023.

2.6.5.4. Employee turnover[4]

Total number and employee turnover rate by age range, gender and region

		2022		2023	
		N°	%	N°	%
Germany	Women	396	14.6%	398	12.8%
	Men	602	12.9%	641	12.0%
	< 35	415	26.0%	434	22.0%
	35-50	416	10.5%	417	9.5%
	> 50	167	9.1%	188	8.9%
	TOTAL	**998**	**13.5%**	**1,039**	**12.2%**
Brazil	Women	3,465	23.3%	2,919	18.8%
	Men	3,856	19.5%	3,018	15.1%
	< 35	4,333	28.3%	3,345	22.3%
	35-50	2,655	15.8%	2,278	12.9%
	> 50	333	13.0%	314	10.8%
	TOTAL	**7,321**	**21.1%**	**5,937**	**16.7%**
Spain	Women	5,627	57.0%	849	8.6%
	Men	8,066	46.3%	1,259	7.1%
	< 35	6,386	182.0%	950	26.7%
	35-50	3,420	25.8%	902	7.3%
	> 50	3,887	37.0%	256	2.2%
	TOTAL	**13,693**	**50.2%**	**2,108**	**7.6%**
Hispam	Women	1,648	14.3%	1,296	11.5%
	Men	2,972	14.8%	2,300	11.6%
	< 35	2,037	25.0%	1,627	21.1%
	35-50	1,645	9.6%	1,173	6.9%
	> 50	938	14.7%	796	12.2%
	TOTAL	**4,620**	**14.6%**	**3,596**	**11.5%**
Rest	Women	46	10.4%	76	21.8%
	Men	120	11.4%	192	20.2%
	< 35	57	11.7%	75	18.7%
	35-50	74	10.1%	137	21.1%
	> 50	35	12.8%	56	22.8%
	TOTAL	**166**	**11.0%**	**268**	**20.6%**
Group Total*	Women	11,182	28.4%	5,538[5]	13.8%
	Men	15,616	24.8%	7,410	11.6%
	< 35	13,228	45.5%	6,434	22.5%
	35-50	8,210	15.8%	4,904	9.4%
	> 50	5,360	24.9%	1,610	6.8%
	TOTAL	**26,798**	**26.2%** [6]	**12,948**	**12.4%** [7]

* Total Turnover: # total voluntary leavers + involuntary leavers + PSI (incentivised redundancies) + others (deaths & retirements) + end of contract for works and service of each group. It does not include transfers to other Group companies.
** The turnover rate is calculated as :# total voluntary leavers + involuntary leavers + PSI (incentivised redundancies) + other (deaths & retirements) + end of contract for works and service of the category / average workforce of each category. It does not include transfers to other Group companies.
The breakdown of the turnover by different groups (gender and age) takes into account the total number of leavers divided by the average workforce for the corresponding group.

[4] In 2023 the tables have been restructured: (i) Total number and turnover rate by age range, gender and region. (ii) Involuntary leavers (dismissals). (iii)Turnover by type of leave. In order to show comparability with the current year, the data for 2022 have been recalculated.
[5] 42,8% of the leavers in 2023 were women. In 2022 was 41,7%.
[6] Employee turnover stood at 17% (17,392 employees) in 2022 without Tempotel.
[7] Employee turnover stood at 12% (12,517 employees) in 2023 without Tempotel.

Involuntary leavers (dismissals*) by gender, age and professional category
GRI 401-1

	2022	2023
Women	2,442	2,325
Men	2,928	2,703
< 35	2,743	2,533
35-50	2,188	2,047
> 50	439	448
Senior management	164	153
Middle management	808	310
Other professionals	4,398	4,565
Group Total	**5,370**	**5,028**

*Dismissal means a Company decision to unilaterally terminate an employment contract. This concept does not include incentivised redundancies which are part of restructuring processes.

Voluntary leavers (resignations) by age

	2022		2023	
Age Range	**N°**	**%**	**N°**	**%**
Under 35	3,465	11.9 %	2,381	8.3 %
From 35 to 50	2,173	4.2 %	1,635	3.1 %
More than 50	233	1.1 %	229	1.0 %
Total	**5,871**	**5.7 %**	**4,245**	**4.1 %**

The reduction in voluntary turnover was particularly significant in the segment of employees aged under 35 thanks to our efforts to retain critical profiles in businesses such as Brazil and T-Tech.

 For further information, see 2.8.New ways of working

Turnover by type of leave

	2022						2023					
	Women		Men		Total		Women		Men		Total	
	N°	**%**	**N°**	**%**	**N°**	**%**	**N°**	**%**	**N°**	**%**	**N°**	**%**
Voluntary (resignations)*	2,453	6.2%	3,418	5.4%	**5,871**	**5.7%**	1,826	4.5%	2,419	3.8%	**4,245**	**4.1%**
Involuntary (dismissals)**	2,442	6.2%	2,928	4.6%	**5,370**	**5.2%**	2,325	5.8%	2,703	4.2%	**5,028**	**4.8%**
Adjusted total***	5,821	14.8%	8,847	14.0%	**14,668**	**14.3%**	4,322	10.7%	5,469	8.6%	**9,791**	**9.4%**

* The voluntary turnover rate is calculated by dividing the number of voluntary leavers by the average workforce. "Voluntary leaver" is understood to mean employees who leave based on their voluntary decision to do so.
** The involuntary turnover rate is calculated by dividing the number of dismissals (where "dismissal" is understood to mean the Company's unilateral decision to terminate the employment relationship) by the average workforce.
*** The adjusted turnover rate is calculated by dividing the number of total voluntary leavers + involuntary leavers + incentivised redundancies by the average workforce. It does not include transfers to other Group companies, PSI (incentivised redundancies), others (deaths & retirements) nor end of contract for works and service.

Days of parental leave by country

	Primary	Secondary
Colombia	22 weeks	2 weeks + 6 days
Argentina	17 weeks	23 days
Venezuela	18 weeks	5 days
Chile	18 weeks	5 days
Spain	16 weeks	16 weeks
Brazil	16 weeks	5 days
Germany *	14 weeks	1 day
Peru	14 weeks	10 days

* Following the birth of a child, both the mother and the father are entitled to take a break, known as "Parental Leave", from their jobs to look after their child and spend time with the family. This type of leave has a maximum term of 3 years calculated from the date of birth (adoption or foster placement). During this period of leave, state financial aid can be applied for, which serves as compensation if after the birth of the child the employee works less or does not work at all for a while.

Parental leave
GRI 401-3

	2022			2023		
	Men	Women	Total	Men	Women	Total
Total number of employees who were entitled to parental leave	17,531	9,880	**27,411**	17,803	9,974	**27,777**
Total number of employees who took parental leave	524	227	**751**	544	291	**835**
Total number of employees who returned to work during the period subject to this report after concluding their parental leave	521	244	**765**	514	256	**770**
Total number of employees who returned to work after concluding their parental leave and who were still employed by Telefónica 12 months after returning to work	468	209	**677**	499	271	**770**
Rate of return to work by employees who take parental leave	99%	98%	**99%**	99%	99%	**99%**
Rate of retention for employees who took parental leave in the last 12 months	92%	90%	**91%**	94%	94%	**94%**

The data for this indicator are based on the number of employees included within the scope for Spain. Nonetheless, it is important to clarify that all employees of the Group (regardless of where they perform their role) are entitled to parental leave, whether under the legislation of the country or the local collective bargaining agreement. We are working to obtain and report these data globally in future financial years. We are already monitoring the number of employees availing themselves of maternity and paternity leave through our internal systems.

Rate of return to work by employees who take parental leave: the number of employees who return to work after taking maternity or paternity leave / the number of employees who should return to work after taking such leave.

Retention rate: the number of employees who remain in their post 12 months after returning to work following maternity or paternity leave / the number of employees who return to work after concluding such leave in the previous year.

2.6.6. Commitment and motivation

Employee Net Promoter Score (eNPS)

Region	eNPS Total		eNPS Men		eNPS Women	
	2022	2023	2022	2023	2022	2023
Germany	66	78	64	76	70	81
Argentina	59	71	62	73	53	69
Brazil	84	88	80	86	88	90
Chile	77	78	79	80	74	75
Colombia	82	85	81	84	83	86
Ecuador	80	89	80	88	80	89
Spain	54	61	54	60	54	64
Mexico	74	84	74	83	75	83
Peru	49	60	50	60	48	59
Uruguay	83	89	84	90	83	88
Venezuela	69	91	70	90	68	92
Others	48	56	48	56	47	57
Hispam	**67**	**76**	**68**	**76**	**65**	**76**
Group Total	**69**	**76**	**67**	**75**	**72**	**79**

See definition at 2.6.2.Action plan and commitments.

2.6.7. Training indicators
GRI 404-1

Total training hours by professional category, gender and region

Region	Training hours		Training hours Executive Men		Training hours Executive Women		Training hours Middle management Men		Training hours Middle management Women		Training hours Other professionals Men		Training hours Other professionals Women	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Germany	97,040	97,989	1,205	1,143	721	550	5,890	10,066	1,970	3,731	57,358	51,632	29,897	30,866
Brazil	1,868,478	1,739,715	17,078	25,756	10,556	17,095	53,272	56,858	44,799	43,570	737,513	703,327	1,005,261	893,109
Spain	865,223	621,380	24,775	14,260	14,228	8,026	59,900	35,589	33,213	20,172	469,770	356,186	263,337	187,147
Rest	4,769	5,535	667	343	126	58	1,743	881	769	497	814	2,785	650	971
Hispam	767,456	684,567	10,114	6,955	4,870	4,188	42,419	37,395	30,753	29,629	375,195	331,464	304,104	274,937
Group Total	**3,602,967**	**3,149,186**	**53,839**	**48,456**	**30,501**	**29,917**	**163,224**	**140,790**	**111,504**	**97,600**	**1,640,650**	**1,445,394**	**1,603,249**	**1,387,030**

Investment in training in 2023 amounted to €26.5 million. Average investment per FTE stood at €282. Ratio calculated on 93% of the Group's workforce (FTE) at year end.

Training hours per employee; by professional category, gender and region

Region	Training hours per employee		Training hours per employee Executive Men		Training hours per employee Executive Women		Training hours per employee Middle management Men		Training hours per employee Middle management Women		Training hours per employee Other professionals Men		Training hours per employee Other professionals Women	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Germany	13	12	7	6	12	8	11	16	12	19	14	11	11	11
Brazil	54	49	16	23	18	27	32	33	54	51	43	41	75	64
Spain	32	22	23	13	26	15	32	19	34	21	32	24	31	22
Rest	4	4	11	7	9	4	10	5	10	8	1	4	3	4
Hispam	24	22	19	13	21	17	21	19	33	31	21	19	29	27
Group Total	**35**	**30**	**18**	**16**	**21**	**20**	**26**	**22**	**38**	**32**	**30**	**26**	**46**	**39**

In 2023 we recorded a reduction in hours of training compared to 2022, due to the impact of the Power of Connections program and the Responsible Business Principles course.
Training hours by professional level: 17.58 training hours per employee for senior management, 25.16 training hours per employee for middle management and 31.40 training hours per employee for other professionals.

Training hours per employee; by type of contract

Type of contract	2023
Permanent contracts	30
Temporary contracts	20

Training hours per employee; by age range

Age Range	2023
Under 35	43
From 35 to 50	19
Over 50	29

2.7. Diversity and Inclusion

Key points

91%

of employees stated that they worked in a company where they felt included and where equal opportunities were promoted.

32.8%

women executives, demonstrating our commitment to gender equality which has been recognised by Bloomberg Gender-Equality Index.

+1,090

employees with disabilities in Telefónica's workforce than last year.

2.7.1. Vision

For Telefónica, diversity and inclusion (in addition to being consistent with principles of social justice) represent an invaluable opportunity to attract the best talent, empathise with our customers, grow as a company and, ultimately, have a positive impact on our environment. We therefore design initiatives aimed at promoting diversity in our teams. However, diversity only delivers positive outcomes if it is accompanied by a leadership style and organisational culture of equity, plurality and inclusion.

2.7.2. Governance

We have internal bodies and roles in place that track our progress in these areas. They also monitor compliance with performance indicators and alignment with strategic targets and ensure the involvement of senior management.

- **Global Diversity Council:** made up of top-level executives, its purpose is to promote the Company's diversity strategy. This body also monitors and keeps track of the Company's main indicators and targets in this regard.

- **Transparency Committee:** made up of the Chairman and four executives, it ensures the presence of both genders in the shortlists for internal and external selection processes for management positions.

- **Chief Diversity Officer:** this role supports the Diversity Council and the People department. Since 2017, the position has been filled by Laura Abasolo, the current Chief Financial and Control Officer, Head of Telefónica Hispam and member of the Executive Committee.

- **Diversity Champions:** team leaders who act as internal agents of change in all areas of the Company.

- **Monitoring Committees** for local Equality Plans.

2.7.3. Policies

They govern the Company's commitment to diversity and inclusion:

- **The Global Diversity and Inclusion Policy:** guarantees equal opportunities and non-discriminatory, fair and impartial treatment of people in all areas of our Company, without prejudice related to nationality, ethnic origin, skin colour, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV or health status, gender, sex, sexual orientation, or gender identity or expression.

- **The Diversity Policy in relation to the Board of Directors and the Selection of Directors:** ensures that proposals to appoint or re-elect Directors are based on a prior analysis of the competencies required by the Board of Directors, favouring diversity in terms of knowledge, experience, age and gender.

- **Global Equality Policy:** establishes the Company's commitment to the implementation and dissemination of a set of basic measures in the area of gender equality in all countries where the Group operates.

2.7.4. Impacts, risks and opportunities

As a company that operates in various different environments, we are aware of the **impact** we can have on society. Managing diversity and inclusion fosters equity: it reduces the pay gap and prevents discrimination arising out of weak regulatory frameworks. It also improves people's employability, regardless of their circumstances.

The main **risk** we face is the potential loss of talent caused by a non-inclusive work environment. That is why our commitment to diversity and inclusion is so important, as it strengthens our appeal as an employer brand. It also promotes a good workplace climate and reinforces our employees' sense of belonging, positively impacting their productivity and results.

In addition to being an ethical and business imperative, managing diversity helps to ensure compliance with legislation on harassment and discrimination and accessibility in the workplace, and to mitigate the associated risks.

It also represents an **opportunity** for us to be a more innovative company, aligned with the demands of an increasingly diverse market which prizes companies commitment to inclusion. Also, a firm commitment to diversity improves the Company's prospects in tenders involving large customers. Additionally, it helps to attract investment and financing linked to sustainability criteria.

2.7.5. Action plan and commitments
GRI 3-3

Telefónica's strategic lines for diversity and inclusion are established globally by the Global Diversity Council and are in line with the Impacts, Risks and Opportunities (IROs) mentioned earlier. They are adapted and developed locally, taking into account the business priorities and the socio-cultural context of each country.

In order to move forward, the Company has marked out plans of action with specific deadlines linked to public and quantitative targets in the short, medium and long term.

Our target is for 37% of our executive positions to be held by women by 2027.

- In the short term, in addition to working to increase the proportion of women in our workforce, we set a **target of achieving a situation in which 37% of our executive positions are filled by women by 2027**[1] and **of an adjusted gender pay gap of +/-1% by 2024** (we achieved the latter target in 2022). In addition, we want to **double the number of employees with disabilities** by 2024.

- In the medium term, we aim to achieve **gender parity in the Company's highest governing bodies by 2030**[2] . With regard to the Board of Directors, this target was accomplished in 2023, when women made up 40% of the Board's members. Meanwhile, in the long term we aspire to **close the gross gender pay gap** (which according to international estimates will not be achieved globally until 2154[3]).

Compliance with the target for women in executive positions (37% by 2027) tripled its weight in the calculation of our employees' variable compensation, from 1% in 2021 to 3% in 2022.


For further information, see 2.15. Governance and culture of sustainability

For further information on Telefónica's diversity and inclusion targets:


For further information, see 2.5. Human capital

2.7.5.1. Committed to equal opportunities
GRI 3-3

The Global Diversity and Inclusion Policy ensures equal treatment and equal opportunities. It promotes working conditions that prevent workplace and sexual harassment, in both a face-to-face and digital environment, and establishes specific procedures for their prevention.

---

[1] The percentage of women executives among Telefónica's executives is the metric used to measure the KPI regarding the total number of executive positions among the workforce. The executives of the Telefónica Group are defined as being the group subject to specific governance conditions inside the Group. They make up 0.7% of the total workforce. The appointment of executives is decided by the Nominating and Compensation Committee, and the Transparency Committee, established at a global level. Executives have specific contractual conditions, benefits and management systems which are linked to auditing and compliance.

[2] Parity defined as no less than 40% of each gender.

[3] Global Gender Gap 2023 (World Economic Forum).

In addition, our Responsible Business Principles course, which is mandatory for all employees, includes a training module on workplace and sexual harassment. At a local level, **protocols for action in cases of workplace harassment or bullying, sexual harassment and discrimination** are put in place in accordance with applicable legislation and, where appropriate, with worker representatives. In addition, in Telefónica Hispam, we use a tool leveraging artificial intelligence that allows us to easily recognize possible cases of harassment.

Furthermore, the **whistleblowing channel** allows all employees and stakeholders to report, anonymously or personally, any form of harassment or discrimination they have experienced.

At a global level, we have a Procedure for the Management of the Internal Reporting System that applies to cases of workplace and sexual harassment and violence. This sets out the **remediation process:** receipt and acceptance for processing of all reports and complaints, procedure for the investigation and designation of an inspector, decision, corrective measures, and the reporting and storing of this information. In order to adapt and improve its response, the Company compiles and analyses data broken down by gender on the conclusions reached regarding complaints of violence and harassment.



For further information, see 2.16. Ethics and compliance

2.7.5.2. Committed to equal pay: closing the pay gap

At Telefónica, we apply the **principle of equal pay** for the same work or for work of equal value. That means equal pay for equal work regardless of the employee's gender.

We conduct detailed analyses of gender pay data within the Group in order to identify possible inequalities and establish measures to rectify them. We do this by taking into consideration all items related to salary, benefits and other short- and long-term incentives.

The external audit performed on this report includes the auditing of our gender pay gap data.



For further information, see Auditor's report

Gender **pay inequalities or gaps** are based on a comparison between the average total pay of men versus the average total pay of women in the workforce.

In making this comparison, it is important to understand the way the comparison is made, what items are included and how the difference between the average total pay of men and women is measured.

If we only compare average total pay, without taking into account factors other than gender, we are talking about the **gross pay gap,** which is calculated in the following way for each of the countries:

Male remuneration = Average remuneration earned by men

Female remuneration = Average remuneration earned by women

$$\text{Gross Gap} = \frac{\textit{Male Remuneration} - \textit{Female Remuneration}}{\textit{Male Remuneration}}$$

However, if we wanted to perform the same calculation at a global level, we would be mixing up the socioeconomic circumstances of each of the countries where the Company is present. Therefore, the calculation of the gross pay gap for the Group (which was reduced to 16.1% in 2023, 0.66 p.p. reduction) has been weighted based on the number of employees present in each of the countries:

$$\text{Gross weighted pay gap} = \frac{\sum \text{country gross pay gap x Country HC}}{\text{Telefónica Group HC}}$$

That being said, if we include factors that objectively define the salary of our employees, such as country, legal entity, professional category, functional area in which each employee works, seniority, working time pattern (full-time or part-time) and market reference code, then we are talking about the **adjusted pay gap** (0.71% in 2023). We calculate this by using a machine learning technique known as a linear regression model. It allows us to detect the impact of gender when other factors have been taken into consideration.

$$\log(\text{Total Remuneration}) = \beta_0 + \beta_1 {}^*\text{Gender} + \beta_2 X_2 + \dots + \beta_1 X_1 + e$$

Factors that determine the calculation of the adjusted pay gap



Country   Legal entity   Functional area   Professional category   Type of working day   Market reference

The calculation of these three pay gaps encompasses all our employees except trainees, expatriates and other specific cases.

Closing the gross pay gap involves structural, social and cultural changes that require a long-term commitment, which is why we aspire to do so by 2050.

Telefónica is working on five lines of action to close the gross gender pay gap

- Ensuring equal pay. As a starting point, we must ensure that men and women earn the same pay for the same job.

- Increasing the proportion of women in the Company and focusing particularly on executive positions (32.8% in 2023) and income generation positions (49% in 2023).

- Promoting gender parity in the Company's highest governing bodies. In 2023, women made up 40%% of the members of the Board of Directors.

- Strengthening our commitment to work-life balance and co-responsibility. Raising awareness and new flexible working models are key elements in achieving this.

- Increasing the weight and prominence of women in digital and STEM environments. At present, 23% of the Company's STEM positions are held by women.

Trend of weighted gross pay gap (%)



2021	2022	2023
17.49	16.8	16.14

Trend of adjusted pay gap (%)



2021	2022	2023
1.18	0.74	0.71

2.7.5.3. Programs and actions to promote diversity and inclusion

GRI 3-3

At Telefónica, we encourage the recruitment of female talent, young talent and/or talented people with disabilities through "Talentum" scholarships and other initiatives.

In view of the limited participation of women in digital professions, we promote initiatives to attract and increase the visibility of women in digital and STEM careers through a number of initiatives, including our internship programs. In addition, we develop career acceleration and visibility enhancement programs for female employees, which aim to train them in leadership skills and enrich their network of contacts.

Furthermore, we implement measures to facilitate work-life balance and promote a cultural change with the aim of encouraging co-responsibility for care among our male and female employees, after identifying that a lack of co-responsibility hinders women's professional development.

 For further information, see 2.8. New ways of working

We increased the number of our employees with disabilities to 2,572, bringing us closer to our target of over 2,700 people by 2024.

With regard to **people with disabilities**, in line with our target of doubling the number of employees with disabilities by 2024, we promote their integration through agreements with external entities, prioritising the search for professional profiles that meet the Company's technological and digital needs. We also provide the tools and assistance necessary throughout their employee journey to enable successful integration and performance of their duties. In addition, we offer courses and guides to ensure "attitudinal accessibility" on our teams.

At the same time, we are committed to the accessibility of our workplace facilities and services for employees, as well as that of our digital resources by adapting computer systems, channels and equipment.

 For further information, see 2.12. Digital inclusion

In terms of **generational diversity**, we have programs for talent development and empowerment of young professionals. We are positive that attracting the best young talent is key to driving digital transformation. In addition, we promote internal mobility and the inclusion of all age groups in our development programs. Also, we have initiatives to promote the employability of those aged over 50 and to promote intergenerational diversity.

Regarding **racial diversity**, in those locations where legislation allows for it, we monitor the number of employees by ethnicity and have initiatives to attract and promote leadership among professionals from the "global majority". Ultimately, we are working to close the ethnicity pay gap and we foster the careers of people with a migrant background in the technology sector.

We are also committed to ensuring that our **LGBT+ employees** work in environments where they can give their best. In this regard, in addition to raising awareness and visibility and to supporting employee resource groups, we have specific initiatives to attract and promote the development and well-being of transgender people. Furthermore through the guide to the gender transitioning process at work, we aim to guide both the transitioning employee and their manager through the whole process. In several countries we have trained our human resources teams in the inclusion of trans and non-binary talent and, in particular, in the United Kingdom we have a specific health policy for these groups.

We have also implemented measures that have an impact on our employees' families:

- We offer specific benefits for LGBT+ couples and parents that go beyond the legal requirements.

- Telefónica has been linked in Spain since 1973 with ATAM, a private social protection system for the families of employees with disabilities and dependency. The association offers comprehensive and expert advice, as well as direct financial support.

Furthermore, in relation to our **supply chain**, we include diversity criteria in the assessment of our high-risk suppliers through an external tool. In addition, we make an effort to foster the procurement of services from socially-oriented suppliers, particularly **Special Employment Centres** (businesses that create job opportunities for people with disabilities).

 For further information, see 2.19. Responsible supply chain management

2.7.5.4. Awareness-raising and employee resource groups

The value of differences, awareness of unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address in our workshops, manuals and online courses. In addition, we offer training for departments and individuals with key roles to play in supporting the inclusion of all employees.

We provide **diversity workshops for the members of the Board of Directors.**

We have also established **employee resource groups** for LGBT+ employees, employees with disabilities, employees of different ethnicities, young people and women. As well as raising the visibility of their members, these groups help to raise the awareness and sensitivity of the workforce as a whole.

2.7.5.5. We assume our responsibility as a leader in social issues

Telefónica works **to close gender gaps in society**. In this regard, we encourage women to take up digital and STEM careers and entrepreneurship. Through Scale Up Women, women entrepreneurs improve their network of contacts and seek new business opportunities.

In addition, we work with and financially support organisations whose mission is to defend gender equality, LGBT+ people, people with disabilities and ethnic diversity.

Mujeres en Red seeks to increase the participation of women in the technical sector. Over 1,070 women are working as technicians in Peru and Colombia. The program has been recognised by the UN Global Compact for its good practices in sustainable development.

Similarly to the Mujeres en Red program in Hispanoamérica, in Brazil, Mulheres de Fibra has enabled 408 women to successfully integrate into the telecommunications labor market through our partner companies.



2.7.5.6. Partnerships

In line with our commitment, we have joined different global initiatives which seek to promote the economic and social empowerment of diverse demographic groups, particularly in the workplace, such as:

- On a global level, the Women's Empowerment Principles, led by UN Women and the United Nations Global Compact.

- The GSMA Principles for driving digital inclusion for people with disabilities.

- The Valuable 500 initiative, through which we made four specific commitments to raise the profile of disability on the global agenda. In Spain we collaborate with organisations such as the Fundación ONCE, CNSE, Randstad Foundation, Fundación GoodJob or Fundación A La Par. Besides, Fundación Telefónica is part of the *Alianza Tecnológica por la Inclusión*. In the United Kingdom, we collaborate with Purple Space, the only professional development center for leaders of affinity groups for employees with disabilities, and with Aubilities, which seeks to promote employment among the neurodivergent community.

- The UN Standards of Conduct for Business to protect the rights of LGBT+ people. Locally, we have partnerships with entities such as FELGTB and REDI in Spain, Stonewall in UK, and the *Fórum de Empresas e Direitos LGBTI+* and *Trans Empregos* in Brazil.

- ClosinGap, the group of companies committed to closing the gender gap in Spain. As part of this partnership, we promoted the publication of the report *The Opportunity Cost of the Gender Gap in the Digital Professions*, with the aim of generating the necessary knowledge and debate in society.

- In the same country, we part of *Yo No Renuncio,* the network of companies committed to work-life balance. In the United Kingdom, we collaborate with Employers for Careers, an organization that promotes the retention

and development of talent with family care responsibilities, and The Fawcett Society, charity campaigning for gender equality and women's rights. And in Germany, we partner with Chefsache, the initiative to eliminate gender stereotypes in the professional world, and work in collaboration with the initative Diversity Charter.

- In Brazil, we participate in *Movimento Mulher 360* and the Business Coalition to End Violence against Women and Girls. We are signatories to the Pact for Inclusion and also the Pact for Racial Equity. In addition, we are part of the Business Network for Social Inclusion, the Business Initiative for Racial Equality and the Business Coalition for Racial and Gender Equality.

- In the same country, Telefónica is a signatory to the "Ambição 2030" commitments of the UN Global Compact in Brazil, including "Raça é Prioridade" and "Elas Lideram".

- In UK, we work with 20/20 Levels to empower and boost the careers of young people from ethnic minorities. In Germany we work with the 2hearts community to support people with a migrant background in their development in the technological sector.

2.7.6. Progress in 2023

The percentage of **Telefónica employees who stated they worked in a company where they felt included**, and where equal opportunities were promoted, held at **91% in 2023**, according to the annual climate survey.

In addition, **84%** (two p.p. above the 2022 results) **said they believed that everyone's ideas were listened to and properly taken into consideration,** regardless of who expressed them, their position, gender, age, religion, sexual orientation or identity, ethnicity, origin, disability or personal background.

The Company is fully committed to inclusion and requires both its Management and the Board of Directors to share this commitment. Prompted by this, in 2023 we organised training sessions for the directors in which we addressed all the pertinent strategic issues for the Company.

2.7.6.1. Gender equality

In 2023 we achieved gender parity on our Board of Directors (understood as when each gender makes up between 40% and 60% of its members), upon increasing the percentage of women on the Board to 40%. In addition, the percentage of women executives increased by 1.8 p.p., reaching 32.8% in 2023. This figure leaves us, one year ahead of schedule, 0.2 p.p. short of the target

we have been pursuing for the past few years: 33% women executives in 2024. Looking ahead to the future, we raise our ambitions for 2027 in this field: increasing this figure to 37% in 2027, in line with our sustainable financing criteria.

In relation to the **pay gap**, we reduced the adjusted pay gap to 0.7%, remaining in line with the Group-wide target of 1% by 2024.

In addition to having diverse teams, an **inclusive leadership** style is essential to achieving our targets in all areas of diversity. Along these lines, in 2023, over 3,000 people attended sessions (linked to the "AllyUp" programme) on inclusive leadership, gender dynamics and the management of high-performing, flexible teams.

With the aim of **promoting equality** at all hierarchical levels and closing the gender pay gap, in 2023 we implemented a number of initiatives to accelerate the careers of our female employees, develop the pipeline of pre-executive talent and attract female talent. Some examples below:

- Empowering Women, which is aimed at promoting female leadership among all the women at the Company. This initiative addresses the key issues and barriers faced by women who want to lead. Approximately 250 women participated in 2023.

- In Spain, we launched the Female Talent Boost Programme, with 180 participants. This initiative seeks to prepare participants for positions with more responsibility by fostering a broader outlook, self-confidence and leadership skills.

- The Futura leadership programme in Hispanoamerica, which in 2023 had over 200 participants and resulted in 139 women being certified. We also provided leadership training for women at all levels of the organisation, including the Women and Leaders workshop, which was attended by 332 participants in 2023. In addition, the New Masculinities workshop had 103 male participants during the year.

Among our operations, we launched specific vacancies and scholarship programmes for women. In Brazil, in 2023, 320 women-only positions were opened in over 20 cities. Furthermore, in the same country 52% of the scholarships were occupied by women, reaching figures of over 40% in business areas and technical areas such as engineering.

We are also working to promote the presence of women and young people **in STEM careers** and the field of entrepreneurship outside the confines of the Company through a total of 44 initiatives worldwide[4]. Examples include #SheTransformsIT, the STEAM Alliance for

---

[4] The number of initiatives was reduced significantly due to the fact that, in 2023, initiatives exclusively targeting women and girls have been counted.

Female Talent and Girls Love Tech, among others. Through Girls Love Tech alone, we have offered over 1,200 young people from all over Spain the opportunity to connect with more than 100 mentors and experts from our Company via over 150 training, inspiration and mentoring activities.

Along the same lines, in 2023, we published the percentage of women working in STEM (23%) engineering (15%), IT (39%) and R&D positions (42%) at Telefónica. Moreover, of all the employees who were promoted to executive positions during the year, 46% were women.

In Spain, with regard to work-life balance, in addition to being part of the "Yo No Renuncio por la conciliación" network of companies, in 2023 we worked with the Club de Malasmadres on a thorough internal assessment that enabled us to understand the barriers our employees face when trying to achieve a suitable work-life balance and their perceptions of the situation. The results of the assessment were shared internally and will be used to make further improvements.

2.7.6.2. Disabilities
GRI 405-1

In terms of **disabilities**, and in line with the target of doubling the number of people with disabilities in the workforce by the end of 2024, in 2023 we worked with specialist partners that helped us to find candidates, prioritising digital skills for technical or technological roles, in line with our digital transformation. We also put emphasis on attracting professionals with different types of disabilities.

Our approach includes improving accessibility and inclusion in the selection and integration processes for people with disabilities, ensuring that we provide the necessary tools and adjustments to enable them to integrate successfully into their job, team and workplace and to carry out their duties well.

For example, in Brazil we offer reading software, adapted headsets, tactile floors and Braille signs. In addition, we provide a real-time sign language translation service for events and meetings, as well as adapted telephones with captions for people who are deaf.

We enhanced our disability awareness programme for all employees by adding information on the different types of disabilities and the tools that promote equal treatment. In Spain alone, we trained over 1,300 employees in 2023 who work directly or indirectly with people with disabilities on our staff.

All these efforts allowed us to increase the number of employees with disabilities globally by 73.5% compared to 2022, reaching 2,572 people by the end of 2023.

"For Telefónica, contributing to providing opportunities for people with disabilities is not only an ethical imperative, but also a question of talent and business. In the current context, no company can afford to do without any valuable professional".

José María Álvarez-Pallete, Chairman of Telefónica.

In Brazil, over 900 people with disabilities were hired in 2023. In addition, as part of the Explore+ programme, 100% of the study costs for our employees with disabilities on undergraduate and short-term postgraduate courses was subsidised.

In Spain, the Include Programme, developed in partnership with Fundación GoodJob, has enabled us to incorporate 124 people with disabilities who have received training in cybersecurity, the cloud, automation and robotisation.

In relation to our supply chain, in 2023 we continued to increase the range of Special Employment Centres we work with (suppliers whose workforce is made up of at least 70% of employees with disabilities).

Going beyond the bounds of our Company, last year we provided training to older people and people with disabilities in the digital skills required by the market. Through our Foundation, we served almost 70,000 people with disabilities.

In addition, with the aim of promoting the digital employability of people with intellectual disabilities, Fundación Telefónica and Fundación Prodis prepared a study centring on a digital model for including people with intellectual disabilities in the job market, highlighting tools to enable them to face the challenges posed by the digital society on an equal footing.

More information on social action in the area of diversity, disability and universal accessibility is available in the Fundación Telefónica Annual Report which can be found at Fundación Telefónica website /get-to-know-us/ annual-report/.

2.7.6.3. Generational diversity

In terms of young talent, 63% of the new recruits to our team in 2023 were under 35 years of age.

In Spain, 123 young people from Talentum completed a Power Skills training programme, enhancing their skills in the areas of communication, creativity, diversity and inclusion, teamwork, flexibility and adaptability and constructive feedback. 38.1% of the participants in the Talentum scholarships in Spain were women. In the same country, in 2023, 370 young people completed the Learn2Grow programme, which accelerates the professional and personal growth of people under 35.

At global unit level, 2023 was the year we launched our talent community, in which more than half of our employees under 35 are enrolled. Members receive information from the Company on matters relating to their training, well-being, leisure and social benefits from the Company.

In Germany, Telefónica Digital Transformation offers a tailored and individual plan for young people, while in Hispanoamerica, Movistar Generation has invited young people from the region to participate in a project to boost their careers, enabling 61 of them to join the workforce. In the UK, we promote the development of young talent through the Future Careers initiative. In more specific terms, in 2023 over 200 students were offered a STEM job opportunity, these offer aims to promote the presence of women (49%) and young people from the so-called "global majority" (76%). In Brazil, we recruited 415 interns in 2023. During the year, Telefónica also supported the Sondersland youth employability and empowerment event.

Also in Brazil, we enhanced the 50+ project, which promotes the hiring of people over 50 years of age, which we have expanded to business areas beyond shops.

2.7.6.4. Ethnic diversity

With regard to diversity by **origin or ethnicity**, in Brazil we stepped up our efforts to promote Black talent. In 2023 we launched a professional development programme for Black employees in collaboration with the Modo Parités Institute. We also have specific programmes for Black women, such as Women in Leadership.

Telefónica has passed the 50% mark for the number of internship grants awarded to Black people, reaching 58%. We continue to raise awareness among our leaders and invite them to mentor Black employees through the Raça em Foco programme. All these initiatives have resulted in us having a workforce with 41.7% of employees who identify themselves as Black. In terms of our leadership positions in 2023, 32.8% of them were held by Black managers .

Similarly, in the UK we set ourselves targets for 2027: 25% ethnic minority employees and at least 15% in leadership positions. In 2023, over 75% of our employees voluntarily disclosed their ethnicity. Furthermore, in the same year, we published the ethnic pay gap at VMO2, which stood at 42.3%.

In order to close the pay gap and promote talent development, we have supported agreements, training and mentoring programmes to empower young people from ethnic minorities and boost their careers. One example of this is the Switch programme, which fosters leadership skills among Black professionals.

Also in the UK, we launched a pilot programme of zero tolerance towards racism and xenophobia in all customer service environments, improving training and reporting tools in the event of possible cases of discrimination.

In Germany, we work to integrate talent with a migrant background. Since 2023, Telefónica has been collaborating with 2hearts, a community of people with a migrant background who work or want to work in the technology industry. In addition, we have put in place mechanisms for the automatic and high quality translation of our intranet texts into the languages spoken in the main migrant communities in the country.

2.7.6.5. LGBT+

With regard to **LGBT+ diversity,** in 2023 we continued to strengthen our employee resource groups. In Hispanoamerica, through our Sostener network, we implemented six awareness-raising initiatives throughout the year. In Spain, our employee resource group was set up on an independent basis and, together with REDI, organised the largest meeting of LGBT+ employee resource groups in Spain, REDI to Connect Employees.

In addition, we continued to support the integration of transgender people into the labour market. In Spain, in addition to participating in FELGTB's YesWeTrans project, we organised employability workshops for transgender people and specific awareness-raising sessions on this topic.

In Brazil, 8% of our employees have voluntarily declared themselves as LGBT+. We also exceeded our target of 100 transgender employees by 2023, reaching 111. We aim to increase this to 125 people in 2024. Along these lines, we signpost all our toilets to ensure that they are used in accordance with the gender with which the person identifies. We also finance 100% of the training for our transgender employees.

2.7.6.6. Awards

- The Bloomberg Gender Equality Index 2023 recognised Telefónica as one of the most world's most gender-equally committed companies, based on data from 2022, for the sixth consecutive year. Locally, Telefónica Germany and Telefónica Brazil were also part of the index

- The Financial Times recognised Telefónica as one of Europe's most inclusive employers in its 2023 Diversity Leaders ranking.

- Forbes World's Top Companies for Women list ranked Telefónica as one of the world's most gender equitable companies.

- Telefónica Móviles España, S.A. and Telefónica Soluciones de Informática y Comunicaciones de España S.A.U. won the Equality in the Company Award from the Institute for Women and Equal Opportunities (DIE).

- For yet another year, the IBEX Gender Equality Index selected Telefónica as one of the 53 Spanish listed companies with the greatest presence of women in senior management positions.

- Great Place to Work identified Telefónica Brazil as one of the best companies for women, for professionals over 50 and for LGBT+ people.

- In Brazil, we won the first *Melhores Empresas* Para o *Jovem Aprendiza*ward in the large company segment.

- Also in Brazil, Telefónica was recognised by the Racial Equity Business Index as a company that promotes racial diversity in the labour market. In addition, the Ethos Institute considers Telefónica to be the most inclusive company with regard to Black people in Brazil and we have been recognised by the Business Initiative (IERE) for Best Practices in Racial Diversity there too.

- Women in Leadership in Latin - America (WILL) recognised our *Mulheres na Liderança* programme in Brazil.

- In Hispanoamerica we continue to be recognised by the PAR Ranking as being the best company in the sector for our practices aimed at closing gaps. In 2023, we formed part of the Inclusive Companies Ranking in Chile and Colombia.

- Employers for Youth improved Telefónica's position as one of the best employers for young people in several countries in Hispanoamerica, with the organisation now being the leading company in Uruguay. In addition, our company is one of the 10 most committed to youth in Latin America, according to the International Youth Organisation for Ibero-America (OIJ) and the International Organisation of Human Capital Managers (DCH).

- In the UK, VMO2 was recognised as one of the 100 most LGBT+ inclusive employers by Stonewall. We received a 2023 Bot Award, and we were also recognised by Henpicked for our efforts to promote a menopause-inclusive work environment.

- In the same country, we received an Early Careers Award from Personnel Today, and Job Crowd presented us with its Best Digital and Technology Apprenticeship and Graduate Employer awards. We also won its Best Apprentice Employer for Worklife Balance award.

Milestones

❶ We increased the presence of women on our Board of Directors to 40%.

❷ We enhanced our commitment to ethnic diversity and improved our indicators in this regard.

❸ We received a greater number of awards, both globally and locally, for our commitment to diversity and inclusion.

% Women in executive positions



Women on the Board of Directors



2.7.7. Staffing and diversity indicators

2.7.7.1. Structure of the Board of Directors
GRI 405-1

Members of the Board of Directors by gender and age range in 2023

Age range	Men	%	Women	%	Total	%
Over 50	8	89	4	67	12	80
From 35 to 50	1	11	2	33	3	20
Under 35	–	–	–	–	–	–
Total	**9**	**60**	**6**	**40**	**15**	**100**

Members of the Board of Directors by nationality in 2023

Nationality	No. of persons
Spanish	12
Brazilian	2
Austrian	1

2.7.7.2. Structure of the Executive Team[5]
GRI 405-1

Members of the Executive Team by gender and age range in 2023

Age range	Men	%	Women	%	Total	%
Over 50	13	93	3	100	16	94
From 35 to 50	1	7	—		1	6
Under 35	—	—	—	—	—	—
Total	**14**	**82**	**3**	**18**[6]	**17**	**100**

Members on the Executive Team by nationality in 2023[7]

Nationality	Number of members
Spanish	13
Brazilian	2
German	2
British	1
Argentinian	1
Colombian	1

[5] The members of the Executive Team are all the members of the Executive Committee and, additionally, Lutz Schüler, CEO of VMO2.

[6] Considering only the members of the Executive Committee, the percentage of women stood at 19%.

[7] The total amounts to 20 members due to the fact that three members have dual nationality; Colombian and Spanish, Argentinian and Spanish and Brazilian and Spanish.

2.7.7.3. Staffing structure
GRI 2-7, 405-1

Total number and distribution of employees by gender, age range, professional category and region

GROUP TOTAL		Over 50		From 35 to 50		Under 35		Total	
		2022	2023	2022	2023	2022	2023	2022	2023
Senior Management	Men	1,013	959	1,793	1,866	133	121	**2,939**	**2,946**
	%	5%	5%	6%	6%	1%	1%	**5%**	**5%**
	Women	383	365	1,003	1,079	84	83	**1,470**	**1,527**
	%	6%	6%	5%	5%	1%	1%	**4%**	**4%**
	Total	1,396	1,324	2,796	2,945	217	204	**4,409**	**4,473**
	%	6%	5%	6%	6%	1%	1%	**4%**	**4%**
Middle Management	Men	1,800	1,785	3,577	3,991	691	765	**6,068**	**6,541**
	%	10%	10%	12%	13%	4%	5%	**10%**	**10%**
	Women	521	517	1,859	2,086	528	549	**2,908**	**3,152**
	%	8%	8%	9%	10%	4%	4%	**7%**	**8%**
	Total	2,321	2,302	5,436	6,077	1,219	1,314	**8,976**	**9,693**
	%	9%	9%	11%	12%	4%	5%	**9%**	**9%**
Other Professionals	Men	15,669	14,943	23,690	24,860	15,275	14,502	**54,634**	**54,305**
	%	85%	84%	82%	81%	95%	94%	**86%**	**85%**
	Women	5,923	5,739	17,207	18,026	12,489	11,896	**35,619**	**35,661**
	%	87%	87%	86%	85%	95%	95%	**89%**	**88%**
	Total	21,592	20,682	40,897	42,886	27,764	26,398	**90,253**	**89,966**
	%	85%	85%	83%	83%	95%	95%	**87%**	**86%**
Total	Men	**18,482**	**17,687**	**29,060**	**30,717**	**16,099**	**15,388**	**63,641**	**63,792**
	%	**29%**	**28%**	**46%**	**48%**	**25%**	**24%**	**61%**	**61%**
	Women	**6,827**	**6,621**	**20,069**	**21,191**	**13,101**	**12,528**	**39,997**	**40,340**
	%	**17%**	**16%**	**50%**	**53%**	**33%**	**31%**	**39%**	**39%**
	Total	**25,309**	**24,308**	**49,129**	**51,908**	**29,200**	**27,916**	**103,638**	**104,132**
	%	**24%**	**23%**	**47%**	**50%**	**28%**	**27%**	**100%**	**100%**

13,608 employees under 30 years of age, of whom 6,275 are women and 7,333 are men.
63,363 employees between 30 and 50 years of age, of whom 26,340 are women and 37,023 are men.
The percentages in the table are calculated on the total, by gender, of each age range.
The employees of a Central American company are not included in the workforce information. They represent 0.009% of the total workforce of the Group.

GERMANY		More than 50		From 35 to 50		Under 35		Total	
		2022	2023	2022	2023	2022	2023	2022	2023
Senior Management	Men	92	91	91	93	2	2	**185**	**186**
	%	6%	6%	4%	3%	0.2%	0%	**4%**	**3%**
	Women	25	25	35	38	4	5	**64**	**68**
	%	4%	4%	2%	2%	0.5%	1%	**2%**	**2%**
	TOTAL	117	116	126	131	6	7	**249**	**254**
	%	5%	5%	3%	3%	0.3%	0.4%	**3%**	**3%**
Middle Management	Men	123	143	348	427	49	59	**520**	**629**
	%	8%	9%	14%	16%	4%	5%	**10%**	**12%**
	Women	34	39	112	145	20	29	**166**	**213**
	%	5%	6%	7%	9%	3%	4%	**5%**	**7%**
	TOTAL	157	182	460	572	69	88	**686**	**842**
	%	7%	8%	11%	13%	4%	4%	**8%**	**10%**
Other Professionals	Men	1,335	1,291	2,093	2,192	1,092	1,116	**4,520**	**4,599**
	%	86%	85%	83%	81%	96%	95%	**87%**	**85%**
	Women	633	607	1,406	1,520	752	766	**2,791**	**2,893**
	%	91%	90%	91%	89%	97%	96%	**92%**	**91%**
	TOTAL	1,968	1,898	3,499	3,712	1,844	1,882	**7,311**	**7,492**
	%	88%	86%	86%	84%	96%	95%	**89%**	**87%**
Total	Men	**1,550**	**1,525**	**2,532**	**2,712**	**1,143**	**1,177**	5,225	5,414
	%	**30%**	**28%**	**48%**	**50%**	**22%**	**22%**	63%	63%
	Women	**692**	**671**	**1,553**	**1,703**	**776**	**800**	3,021	3,174
	%	**23%**	**21%**	**51%**	**54%**	**26%**	**25%**	37%	37%
	TOTAL	**2,242**	**2,196**	**4,085**	**4,415**	**1,919**	**1,977**	8,246	8,588
	%	**27%**	**26%**	**50%**	**51%**	**23%**	**23%**	100%	100%

BRAZIL		Over 50		From 35 to 50		Under 35		Total	
		2022	2023	2022	2023	2022	2023	2022	2023
Senior Management	Men	175	166	840	875	102	96	1,117	1,137
	%	8%	7%	8%	8%	1%	1%	6%	6%
	Women	73	69	471	517	64	60	608	646
	%	8%	8%	7%	7%	1%	1%	4%	4%
	Total	248	235	1,311	1,392	166	156	1,725	1,783
	%	8%	8%	8%	8%	1%	1%	5%	5%
Middle Management	Men	238	228	1,107	1,183	376	369	1,721	1,780
	%	10%	10%	11%	11%	5%	5%	9%	9%
	Women	27	24	506	551	337	319	870	894
	%	3%	3%	7%	7%	4%	4%	6%	6%
	Total	265	252	1,613	1,734	713	688	2,591	2,674
	%	8%	8%	10%	10%	5%	5%	7%	7%
Other Professionals	Men	1,890	1,834	8,041	8,589	7,137	6,861	17,068	17,284
	%	82%	82%	81%	81%	94%	94%	86%	86%
	Women	806	803	5,806	6,299	7,245	7,059	13,857	14,161
	%	89%	90%	86%	86%	95%	95%	90%	90%
	Total	2,696	2,637	13,847	14,888	14,382	13,920	30,925	31,445
	%	84%	84%	83%	83%	94%	94%	88%	88%
Total	Men	2,303	2,228	9,988	10,647	7,615	7,326	19,906	20,201
	%	12%	11%	50%	53%	38%	36%	56%	56%
	Women	906	896	6,783	7,367	7,646	7,438	15,335	15,701
	%	6%	6%	44%	47%	50%	47%	44%	44%
	Total	3,209	3,124	16,771	18,014	15,261	14,764	35,241	35,902
	%	9%	9%	48%	50%	43%	41%	100%	100%

SPAIN		Over 50		From 35 to 50		Under 35		Total	
		2022	2023	2022	2023	2022	2023	2022	2023
Senior Management	Men	489	478	538	566	17	16	1,044	1,060
	%	6%	6%	8%	8%	1%	1%	6%	6%
	Women	201	194	330	351	10	11	541	556
	%	6%	5%	7%	7%	1%	1%	5%	6%
	Total	690	672	868	917	27	27	1,585	1,616
	%	6%	6%	8%	8%	1%	1%	6%	6%
Middle Management	Men	755	732	994	1,084	121	110	1,870	1,926
	%	9%	9%	15%	16%	5%	5%	11%	11%
	Women	289	290	598	633	71	75	958	998
	%	8%	8%	12%	12%	5%	6%	10%	10%
	Total	1,044	1,022	1,592	1,717	192	185	2,828	2,924
	%	8%	8%	14%	14%	5%	5%	10%	11%
Other Professionals	Men	7,462	7,395	5,026	5,268	2,129	2,154	14,617	14,817
	%	86%	86%	77%	76%	94%	94%	83%	83%
	Women	3,157	3,140	4,010	4,102	1,214	1,178	8,381	8,420
	%	87%	87%	81%	81%	94%	93%	85%	84%
	Total	10,619	10,535	9,036	9,370	3,343	3,332	22,998	23,237
	%	86%	86%	79%	78%	94%	94%	84%	84%
Total	Men	**8,706**	**8,605**	**6,558**	**6,918**	**2,267**	**2,280**	17,531	17,803
	%	**50%**	**48%**	**37%**	**39%**	**13%**	**13%**	64%	64%
	Women	**3,647**	**3,624**	**4,938**	**5,086**	**1,295**	**1,264**	9,880	9,974
	%	**37%**	**36%**	**50%**	**51%**	**13%**	**13%**	36%	36%
	Total	**12,353**	**12,229**	**11,496**	**12,004**	**3,562**	**3,544**	27,411	27,777
	%	**45%**	**44%**	**42%**	**43%**	**13%**	**13%**	**100%**	**100%**

HISPAM

		Over 50		From 35 to 50		Under 35		Total	
		2022	2023	2022	2023	2022	2023	2022	2023
Senior Management	Men	229	208	291	301	12	6	532	515
	%	4%	4%	3%	3%	0%	0%	3%	3%
	Women	78	72	159	167	6	6	243	245
	%	5%	5%	2%	2%	—%	—%	2%	2%
	Total	307	280	450	468	18	12	775	760
	%	4%	4%	3%	3%	—%	—%	2%	2%
Middle Management	Men	625	629	1,034	1,208	124	206	1,783	2,043
	%	11%	12%	11%	12%	3%	5%	9%	11%
	Women	151	149	606	716	87	121	844	986
	%	10%	11%	9%	10%	3%	4%	7%	9%
	Total	776	778	1,640	1,924	211	327	2,627	3,029
	%	11%	12%	10%	11%	3%	5%	8%	10%
Other Professionals	Men	4,860	4,308	8,208	8,448	4,677	4,103	17,745	16,859
	%	85%	84%	86%	85%	97%	95%	88%	87%
	Women	1,282	1,147	5,877	5,985	3,177	2,781	10,336	9,913
	%	85%	84%	88%	87%	97%	96%	90%	89%
	Total	6,142	5,455	14,085	14,433	7,854	6,884	28,081	26,772
	%	85%	84%	87%	86%	97%	95%	89%	88%
Total	Men	**5,714**	**5,145**	**9,533**	**9,957**	**4,813**	**4,315**	20,060	19,417
	%	28%	27%	48%	51%	24%	22%	64%	64%
	Women	**1,511**	**1,368**	**6,642**	**6,868**	**3,270**	**2,908**	11,423	11,144
	%	13%	12%	58%	62%	29%	26%	36%	36%
	Total	**7,225**	**6,513**	**16,175**	**16,825**	**8,083**	**7,223**	31,483	30,561
	%	**23%**	**21%**	**51%**	**55%**	**26%**	**24%**	**100%**	**100%**

OTHERS		Over 50		From 35 to 50		Under 35		Total	
		2022	2023	2022	2023	2022	2023	2022	2023
Senior Management	Men	28	16	33	31	—	1	**61**	**48**
	%	13%	9%	7%	6%	—%	—%	**7%**	**5%**
	Women	6	5	8	6	—	1	**14**	**12**
	%	8%	8%	5%	4%	—%	1%	**4%**	**3%**
	Total	34	21	41	37	—	2	**75**	**60**
	%	12%	9%	7%	6%	—%	—%	**6%**	**5%**
Middle Management	Men	59	53	94	89	21	21	**174**	**163**
	%	28%	29%	21%	18%	8%	7%	**19%**	**17%**
	Women	20	15	37	41	13	5	**70**	**61**
	%	28%	24%	24%	25%	11%	4%	**21%**	**18%**
	Total	79	68	131	130	34	26	**244**	**224**
	%	28%	28%	22%	20%	9%	6%	**19%**	**17%**
Other Professionals	Men	122	115	322	363	240	268	**684**	**746**
	%	58%	63%	72%	75%	92%	92%	**74%**	**78%**
	Women	45	42	108	120	101	112	**254**	**274**
	%	63%	68%	71%	72%	89%	95%	**75%**	**79%**
	Total	167	157	430	483	341	380	**938**	**1,020**
	%	60%	64%	71%	74%	91%	93%	**75%**	**78%**
Total	Men	**209**	**184**	**449**	**483**	**261**	**290**	919	957
	%	**23%**	**19%**	**49%**	**50%**	**28%**	**30%**	73%	73%
	Women	**71**	**62**	**153**	**167**	114	118	338	347
	%	**21%**	**18%**	**45%**	**48%**	34%	34%	27%	27%
	Total	**280**	**246**	**602**	**650**	375	408	1,257	1,304
	%	**22%**	**19%**	**48%**	**50%**	30%	31%	**100%**	**100%**

Distribution of employees by nationality in 2023

Nationality	Employees (%)
Brazilian	34%
Spanish	26%
Argentinian	10%
German	7%
Colombian	6%
Peruvian	4%
Chilean	3%
Venezuelan	2%
Mexican	2%
Ecuadorian	1%
Uruguayan	1%
Other nationalities	3%

The figure of 3% for "Other nationalities" is made up of 98 nationalities.

Distribution of employees by nationality and professional category in 2023

Nationality	Professional Category	Employees
Brazilian	Senior Management	1,780
	Middle Management	2,686
	Other Professionals	31,415
Spanish	Senior Management	1,560
	Middle Management	2,826
	Other Professionals	22,824
Argentinian	Senior Management	181
	Middle Management	1,055
	Other Professionals	9,398
German	Senior Management	213
	Middle Management	682
	Other Professionals	6,101
Colombian	Senior Management	173
	Middle Management	690
	Other Professionals	5,675
Peruvian	Senior Management	132
	Middle Management	288
	Other Professionals	4,188

2.7.7.4. Diversity indicators
GRI 405-1

Gender diversity

Indicators	2022	2023
Women in the workforce	38.6%	38.7%
Women on the Board of Directors	33.3%	40.0%
Women in all management positions [8]	32.7%	33.0%
Women in executive positions	31.3%	32.8%
Women in senior management positions	33.3%	34.1%
Women in middle management positions	32.4%	32.5%
Women in other positions (non-management)	39.5%	39.6%
Women hired under 35 years of age	45.0%	45.0%
Women on the Executive Committee	17.6%	17.6%

Employees with disabilities

Indicator	2022	2023
People on the staff with disabilities	1,482	2,572

Young employees

Indicator	2022	2023
Under 35	28%	27% [9]

---

[8] Includes senior management (executive and upper management positions) and middle management.
[9] Although the number of new hires (63% of the hires were under 35) exceeds the number of leaves (50%), the figure is slightly lower in 2023 because a significant number of employees reached the age of 35 over the course of the year.

Cultural diversity by region

Region	Employees 2022	Employees 2023	Nationalities 2022	Nationalities 2023	Women 2022	Women 2023	Men 2022	Men 2023
Germany	8,246	8,588	79	81	57	60	69	67
Brazil	35,241	35,902	27	25	15	12	25	23
Spain	27,411	27,777	54	56	40	40	43	45
Others	1,257	1,304	49	51	32	33	44	45
Hispam	31,483	30,561	35	32	23	23	30	27
Group Total	**103,638**	**104,132**	**107**	**109**	**82**	**86**	**101**	**99**

Cultural diversity represents the number of different nationalities that make up the workforce in the region. This figure is also given as a breakdown of the number of male and female employees.

2.7.8. Remuneration indicators
GRI 2-21, 3-3, 202-1, 405-2

Average remuneration and its evolution, broken down by gender, age range and professional category

Professional Category	Age range	Total average remuneration[10] Women 2022	Women 2023	Men 2022	Men 2023	Pay Gap Base Salary (%) 2022	Base Salary (%) 2023	Total Remuneration (%) 2022	Total Remuneration (%) 2023
Group		**33,372**	**35,905**	**42,631**	**45,280**	**15.62%**	**15.02%**	**16.80%**	**16.14%**
Senior Management	Over 50	163,410	169,928	197,650	199,885	13.54%	12.70%	17.32%	14.99%
	From 35 to 50	97,592	107,340	111,352	118,053	8.60%	7.03%	12.36%	9.07%
	Under 35	63,987	74,467	64,820	71,974	0.02%	-7.85%	1.29%	-3.46%
Middle Management	Over 50	70,969	78,274	67,178	71,059	-7.17%	-12.80%	-5.64%	-10.15%
	From 35 to 50	49,005	50,432	52,424	54,756	5.22%	5.93%	6.52%	7.90%
	Under 35	28,869	30,025	34,598	34,466	17.58%	13.98%	16.56%	12.88%
Other Professionals	Over 50	49,308	52,795	53,152	55,946	5.90%	4.10%	7.23%	5.63%
	From 35 to 50	29,904	30,938	33,968	35,955	10.38%	12.16%	11.96%	13.95%
	Under 35	17,153	19,430	21,316	23,888	20.72%	19.63%	19.53%	18.66%

Maintaining our commitment to transparency from previous years, we publish results taking into account all salary concepts paid during the year.
The average remuneration of Telefónica's employees, regardless of gender, age and professional category, amounts to €41,676.
The classification of the professional categories is equivalent to:
• Senior management: executive level.
• Middle management: management level.
• Other professionals: non-management level.

---

[10] For the purposes of reporting the average total remuneration of all Telefónica Employees, all senior management positions at the Company have been grouped under the same category of "Senior Management". This includes executives and upper management, given that the structure of the remuneration mix of both groups (fixed remuneration, annual variable remuneration, eligibility for the long-term incentive plan and other concepts) is aligned with the Telefónica Group's Global Remuneration Policy.
The average total remuneration includes all salary items paid during 2023, where applicable. These concepts are total base salary, bonuses, commissions and commercial incentives, long-term incentives and benefits in-kind, including social benefits, accrued over the year.

Total Average Remuneration Ratio relative to the Executive Chairman (CEO) in 2023

Executive Chairman (CEO)	Total average remuneration ratio
6,808,941	96:1

Average remuneration is estimated considering employees based in Spain. The reported salary of these employees considers the remuneration actually paid during 2023 (cash basis), not those that may have been accrued but are paid in subsequent years. For this reason, and in order to compare homogeneous concepts, we show the remuneration actually paid during the year 2023 of the highest paid person.
If we had applied the same methodology last year (2022), the result would have been 106:1 (instead of 103:1, reported data).

Total Average Remuneration of Directors by gender[11]

Directors	Women		Men	
	2022	2023	2022	2023
	223,863	238,813	1,495,138	1,464,759

 For further information, see 5. Annual Report on Remuneration of the Directors

Ratio of minimum wage paid in Telefónica to local minimum wage

Country	Women	Men
Germany	1.00	1.00
Argentina	1.67	2.39
Brazil	1.09	1.15
Chile	1.40	1.40
Colombia	1.12	1.12
Ecuador	1.08	1.08
Spain	1.00	1.00
Mexico	1.19	1.19
Peru	1.00	1.00
Uruguay	1.92	1.92

---

[11] The remuneration of senior management is not broken down by sex, for reasons of data protection and confidentiality, as there is only one woman in this group.

Telefónica

2.7.8.1. Gender pay gap

Gross and adjusted pay gap

Country	Employees		% Men		% Women		Gross Gap		Adjusted Gap [12]	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Group Total [13]	**101,227**	**101,627**	**62%**	**62%**	**38%**	**38%**	**16.80%**	**16.14%**	**0.74%**	**0.71%**
Germany	7,544	7,795	64%	63%	36%	37%	20.19%	18.26%	2.11%	1.48%
Argentina	11,206	10,694	67%	67%	33%	33%	6.00%	5.57%	0.04%	0.34%
Brazil	34,823	35,440	57%	56%	43%	44%	23.37%	22.73%	0.85%	1.05%
Chile	4,181	3,764	71%	70%	29%	30%	10.31%	11.68%	0.80%	0.40%
Colombia	6,236	6,257	59%	59%	41%	41%	13.00%	12.63%	0.26%	0.10%
Ecuador	961	967	61%	61%	39%	39%	20.16%	19.35%	-0.41%	0.66%
Spain	27,404	27,767	64%	64%	36%	36%	14.42%	13.50%	1.87%	1.90%
Mexico	1,797	1,745	63%	63%	37%	37%	16.68%	13.43%	-0.69%	-0.79%
Peru	4,615	4,550	66%	66%	34%	34%	7.72%	6.99%	0.74%	1.16%
Uruguay	606	673	50%	51%	50%	49%	33.35%	27.87%	1.89%	0.81%
Others [14]	1,854	1,975	69%	69%	31%	31%	30.97%	32.25%	0.00%	0.00%

Gender Pay Gap calculation

In order to calculate the gender pay gap in each of the countries, we have taken into account the total average remuneration from men minus total average remuneration from women divided by total average remuneration from men.

The total average remuneration includes all salaries received by the employee for one year. These concepts are:

- Total annual base salary.
- Short-term variable remuneration: bonuses, commissions, sales incentives and other variable remuneration items paid.
- Benefits in kind, including social benefits, accumulated in one year.
- Long-term variable remuneration: incentives paid (shares).

The scope of this analysis includes all active employees in Telefonica Group as at 31 December of the analysed year.

In the case of the global gross pay gap, a weighted average of the gross pay gaps of each country according to the total number of employees in each country has been applied.

[12] The adjusted gender pay gap is calculated using a mathematical regression model that relates total average employee pay to other factors in addition to gender, such as country, professional category, functional area in which the employee is working, length of service, legal entity and the working hour format (full-time or part-time).

[13] Information for all Telefónica Group countries except Venezuela, due to its hyperinflation economic situation.

[14] The "Others" category covers: Bolivia, Belgium, China, Denmark, Estonia, France, Greece, Holland, Hungary, Ireland, Italy, Luxembourg, Poland, Portugal, Puerto Rico, UK, Romania, Sweden, Switzerland and the USA.

2.7.9. Bloomberg Gender Equality Index

Indicator	Company Response	Source
Gender balance in board leadership (% of committees of the Board of Directors led by a women)	0%	2.7.5. Action plan and commitments
Woman chief financial officer (CFO) or equivalent	Yes	2.7.5. Action plan and commitments
Chief diversity officer (CDO)	Yes	2.7.5. Action plan and commitments
Percentage of women total promotions[15]	Yes, 46.0%	2.7.5. Action plan and commitments
Percentage of Women IT/Engineering (% Women in STEM positions)	Yes, 22.6%	2.7.5. Action plan and commitments
Percentage of new hires are women	Yes, 43.6%	2.6. Attraction, retention and talent development
Percentage of women attrition	Yes, 42.8%	2.6. Attraction, retention and talent development
Time-bound action plan with targets to increase the representation of women in leadership positions	Yes	2.7.5. Action plan and commitments
Time-bound action plan with targets to increase the representation of women in the company	Yes	2.7.5. Action plan and commitments
Time-bound action plan to close its gender pay gap	Yes	2.7.5. Action plan and commitments
Number of weeks of fully paid primary parental leave offered	Yes	2.6. Attraction, retention and talent development
Number of weeks of fully paid secondary parental leave offered	Yes	2.6. Attraction, retention and talent development
Back-up family care services or subsidies through the company	Yes	2.6. Attraction, retention and talent development
Percentage of women on company board	40.0%	2.7.7. Staffing and diversity indicators
Percentage of women executive officers (Executive Committee)	18.8%	2.7.7. Staffing and diversity indicators
Percentage of women in total management	33.0%	2.7.7. Staffing and diversity indicators
Percentage of women in senior management	34.1%	2.7.7. Staffing and diversity indicators
Percentage of women in middle management	32.5%	2.7.7. Staffing and diversity indicators
Percentage of women in non-managerial positions	39.6%	2.7.7. Staffing and diversity indicators
Percentage of women in total workforce	38.7%	2.7.7. Staffing and diversity indicators
Employee resource groups for women	Yes	2.7.5. Action plan and commitments
Unconscious bias training	Yes	2.7.5. Action plan and commitments
Annual anti-sexual harassment training	Yes	2.7.5. Action plan and commitments
Flexible working policy	Yes	2.8. New ways of working

---

[15] Promotions to executive positions.

2.8. New ways of working

Key points

65%
of our total workforce has adopted our hybrid work model.

81%
of our employees feel they have a good work-life balance.

94%
of our employees consider that the hybrid-flexible working system enables them to be more productive.

2.8.1. Vision

Technology is the essential enabler to drive the culture of working from anywhere. It also promotes a shift in the approach to searching for and retaining human talent. This is why, at Telefónica, we remain committed to a hybrid working model (on-site and remote) across the Group, which combines the best of both worlds. In general, we set **a minimum percentage for on-site working and a maximum percentage for remote working**, adjusted to the different labour laws in the countries in which we operate and, whenever possible, depending on the nature of the position.

Our hybrid, flexible and digital work model seeks to boost team commitment and satisfaction while preserving our corporate culture and maintaining professional ties.

Our model is based on **universality** (it applies to all employees unless their role cannot be performed while working from home) and safeguards the **health and safety of our workforce.** It fully complies with local legislation and has been **agreed with the main trade union organisations** in the countries where we operate.

There is a growing social demand for work-life balance. At Telefónica, we strive to make it a reality. These efforts are clearly reflected in the results from our annual motivation survey, according to which 81% of our employees feel they have a good work-life balance. Thanks to our digital disconnection awareness initiatives, plus the new ways of working we had put in place prior to the pandemic, this percentage has risen by 13 points since 2019.

Telefónica is improving the compatibility of different lifestyles with professional demands, thereby fostering inclusion. We harness the potential of all employees in this way, regardless of their personal characteristics or circumstances.

The **redefinition of our workspaces** to make them more digital, flexible and collaborative, in addition to a **commitment to digital disconnection** (Telefónica was a pioneer in this regard following an agreement signed in 2019 with trade union organisations) **and the physical and emotional well-being** of our people, a part of this new work model.

The leadership style and our culture also play a key role in this transformation.

2.8.2. Targets

The key target for this new way of working is to boost employee commitment and loyalty while evolving towards a simpler and more flexible organisation. We therefore promote skills based on a culture of flexibility, trust and

commitment, as well as the necessary skills required for a collaborative and dynamic work environment based on project management, autonomy and teamwork.

We want to continue to be a driving force behind working models in which values such as well-being, flexibility, work-life balance, co-responsibility and equal opportunities are paramount.

Our flexible working models are a valuable tool for attracting and retaining talent as well as providing access to new professionals located all over the world.

Furthermore, through our commitment to flexibility, we reduce commuting and, consequently, its environmental impact. The move to adopt this hybrid working model was also prompted by our goal of reducing our environmental footprint (in line with the target of achieving net zero emissions by 2040).

2.8.3. Impacts, risks and opportunities

Technological development and globalisation are redefining the way people work and creating a rapidly changing environment that requires rapid responses.

At Telefónica we are aware of the negative **impact** that these new ways of working can have on the health and safety of our employees. Difficulties achieving digital disconnection or a potential lack of equipment or training are the main reasons behind this. However, we believe that new technological tools provide an **opportunity** to develop hybrid, flexible and collaborative working models that promote a healthy work-life balance with measures that encourage learning, disconnection and productivity are needed.

2.8.4. Action plan and commitments

The **new agile ways of working** are much more than a methodology for Telefónica; they are a means of boosting cultural transformation. They are underpinned by the various local Agile offices. These offices are made up of Business, Transformation and People teams working together to align work frameworks to the specific characteristics and strategic priorities of each business unit.

We continue to work on the implementation of more liquid and flexible organisational models that foster the empowerment of teams and support business activity, within a context of process simplification based on an end to end and project-based work approach.

2.8.4.1. How we lead

This new hybrid and flexible context has led to far-reaching changes in our leadership and our culture which are highly necessary for achieving the best results. We are therefore undertaking an unprecedented cultural transformation to help us obtain an effective and sustainable employment experience that can evolve the relationship model between managers and their teams.

We are fully aware that we need new ways of leading to help us adapt to these new paradigms. As a result, in the various countries where we operate, we are working to reorganise the skills of our leaders so they can be a source of inspiration and transformation within this new hybrid context. We also want them to promote a culture of confidence, conversation and productivity.

At Telefónica, we inclusively lead teams of a diverse nature.

2.8.4.2. Digitalised environment

With a hybrid work model, the office becomes less of a place to perform a task and more of a space for inspiration, co-creation and networking between colleagues. Telefónica's workspaces are therefore open and shared, and technologically equipped to serve the hybrid model.

One clear example of these adapted spaces is the Campus Universitas located at Distrito Telefónica (Madrid), within the Innovation and Talent Hub. It boasts 2,000 square metres and the latest technology for in-person and remote training, including live-streaming services, multi-purpose spaces and recording studios.

Furthermore, we strive to enrich the vending machine corners and relaxation spaces at our offices to provide a cosy atmosphere that allows us to network within our work environment while enjoying a nice break.

Collaborative technology, such as Microsoft Teams and the Workplace corporate social network, encourages interaction between employees and helps them stay on top of the latest news and share inspiring ideas and content.

Depending on the geographical area where we operate, we provide our professionals with ergonomic chairs, mobile telephones with unlimited data tariffs and the

option to buy office furniture on good terms and conditions. Additionally, we have created spaces to promote emotional well-being and virtual cafés where we encourage networking.

Furthermore in Spain, we also provide our employees with various tools so that they can record the start and end of their working day from any location, as required by current local labour legislation.

2.8.4.3. Work-life balance
GRI 3-3

We developed the hybrid model by focusing on the employee and his or her family and by looking out for their digital health.

In order to reinforce the **digital disconnection agreement** that the Company signed in 2019, we deliver courses including new routines and tips on how to maintain a healthy balance between work and free time, and organise teamwork in the best possible way.

In the same vein, in Spain the Company is a member of the *Yo No Renuncio* association, a network of companies committed to work-life balance and co-responsibility.

We encourage **co-responsibility** for care among our male and female employees through awareness initiatives, It has been proved that cultures in which the weight of family and domestic responsibilities falls mainly on women are detrimental to their development and prevent the gender pay gap from being closed.

We foster measures that guarantee digital disconnection based on a commitment to **"disconnect to reconnect"**. A combination of company, team and individual agreements is essential to achieving this goal. Such agreements regulate times at which communications should not be sent and those at which replies are not expected (except under exceptional circumstances), as well as guidelines on planning and organising meetings.

We complement all this with training resources on disconnecting and relaxing, reasonable use of technology and awareness about respecting personal relaxation time.

 For further information, see 2.9. Safety, health and well-being at work

We have measures and initiatives in place that help our employees to achieve work-life balance and ensure their well-being: **flexible working hours, part-time work, reduced working hours, the subsidised flexible working week, paid and unpaid leave, extended leave for personal reasons and hybrid working.**

The food subsidy for employees with children, benefits pertaining to nursery fees, personal days and maternity and paternity leave, which often exceed the minimum levels required by law, are factors which help our employees attain a good work-life balance.

Within this hybrid model, our employees can decide where they work (remote working, working from home or working from their second home), provided the employee is located in the same country where they signed the employment contract.

 For further information, see 2.6. Attraction, retention and talent development

2.8.4.4. Labour relations. Social dialogue
GRI 3-3, 402-1

At Telefónica, we are committed to the core standards of the International Labour Organization (ILO) in every country where we operate, particularly with regard to freedom of association and the right to collective bargaining.

We ensure that **worker representatives** receive fair and discrimination-free treatment and that all the tools they need to be able to perform their duties of representation are available to them.

100% of Telefónica's employees are protected by labour frameworks and, as the case may be, by their employment contracts, which govern working conditions under current local legislation. The collective bargaining agreements include occupational health and safety clauses adapted to local legislation. Additionally, Telefónica has an annual prevention plan in place, as well as mechanisms and procedures to promote employee involvement in the management of the Company, particularly in terms of information, consultation and participation.

In the event of any **significant organisational changes**, Telefónica respects the period of prior notice set by the legislation of the countries where we operate, as well as those prior notice periods included in collective bargaining agreements or policies.

Trade union activity

We reaffirm the important role played by trade unions in defending the interests of workers and we recognise the UNI (Global Union) and the European Works Council as key partners in worldwide labour management.

At a local level, we also understand that works council management is steered through policies and rules established by the legal entity. Therefore, the procedures on reporting, consultation and negotiation have different meanings but are always in line with Telefónica's guiding principles.

Maintaining a **neutral position** on trade union activity is essential to ensuring a free and open environment that enables exercise of the right to free association. If workers wish to become members of a trade union, Telefónica will recognise trade unions that meet the terms and conditions set by ILO Convention 87, and always in accordance with local legislation.

Voluntary redundancy program

With the aim of tailoring our workforce to the needs of the business, in 2023 we defined a number of different procedures that would enable us to conduct streamlining processes in 2024, if necessary, within the organisations where they might be required. These procedures are discussed with worker representatives with the goal of reconciling the interests of the Company and the individuals who may be affected.

In Hispanoamerica, 421 workers participated in a voluntary redundancy plan (the *Plan de Desvinculación Voluntaria,* or PDV), 81% of whom corresponded to our operation in Argentina.

At Telefónica Spain, negotiations took place with the main trade unions regarding a redundancy plan (in the form of an *expediente de regulación de empleo*, or ERE), in order to adapt the size and skills of the workforce to the Company's needs. The plan will be executed in 2024.

2.8.4.5. Outplacement programs
GRI 404-2

Since the beginning of 2016, we have been running an outplacement service to help relocate **employees who leave the Company** as a result of redundancy or voluntary redundancy plans.

For six months, we offer:

- Individual work sessions.

- Group sessions and workshops.

- A technology platform to find new opportunities.

The main purpose of all these actions is to help employees find new opportunities at other companies or in their own businesses.

2.8.5. Progress en 2023

2.8.5.1. New work model

In 2023, 65% of our employees took advantage of our **hybrid work model,** which is flexible and adapts to the needs of both the individuals involved and the Company. It also makes it possible for them to work from anywhere in the country, and even from their second homes. This option can be revoked by either party.

- Some 94% of our employees consider that this hybrid-flexible working system enables them to be more productive.

- Among our employees, 81% (up seven percentage points compared to 2021) believe that our Company promotes a good work-life balance.

- In 2023, agile work methods were used in all Group units: 52% of employees claim that they use some kind of agile framework (scrum, kanban, design thinking, lean thinking, etc.).This is an increase of eight percentage points since 2022.

- Each country has its own program for **lifelong learning of digital and business skills.**

Brazil – Vivo Explore - provides training on technology, digital services, creativity, innovation, well-being, self-care and personal leadership to all Vivo employees.

Spain - Digital Reskilling - a programme to develop digital skills such as O365, data modelling and visualisation, and process automation. This open program is voluntary and has welcomed over 3,600 employees, earning an average satisfaction rating of 8.7.

Germany - Digital Basics Programme - imparts basic knowledge about new technologies and the major trends in digitalisation. The core topics in 2023 were the metaverse, automation and artificial intelligence (AI). Since its launch, more than 3,800 employees have taken part in the programme.

Hispam - the "Soy y Pienso Digital" training path, in which over 9,000 workers participate through the Experiencia Digital Udemy, Digital Transformation Week, CX Week and our Devops Days.

In 2023, in Hispanoamerica, we developed **"Connect with your digital well-being"**, which sets out a series of measures:

- Promotion among our employees of the practice of disconnecting, as they often need to hold meetings with others based in regions with different time zones and customs. To this end, we encouraged the practice of blocking off particular periods in their schedules, such as bank holidays and rest times (e.g. lunch). Over 10,000 employees have reserved spaces in their schedules to ensure they can disconnect.

- Creation of a guide to disconnecting (along the same lines as above), which has been viewed by more than 3,500 employees. The guide contains information about time zones, bank holidays and other holidays, and typical holiday periods for a range of different countries, to ensure respect for their rest periods.

- Efficient meetings, providing a number of tips and best practices to achieve this.

2.8.5.2. How we lead

In 2023 we ran the following leadership programmes, which are helping to evolve our leadership model by adapting to the challenges posed by the new ways of working.

Leadership programmes

Region	Initiative	Description
Brazil	TechMind	Development programme to raise awareness and accelerate knowledge and skills in disruptive technologies, transforming Vivo's senior managers into tech-savvy leaders. Participants consisted of over 1,500 individuals in leadership positions.
Spain	Breaking Point	Development initiative to enable those in leadership roles to reinvent themselves and become drivers of a shift towards a high-performance culture in our teams. Designed for all those in leadership positions, it earned 4.9 stars (out of a possible five).
Hispam	Hispam - Master Líder	Our program tailored to developing the skills of leaders so they can meet the demands of the digital world. It has welcomed nearly 2,500 people in leadership positions.

We also ran team leadership courses in different areas of the Company (CTO, Movistar Plus+, etc.).

Local efforts were complemented by a new global learning ecosystem led by Universitas, aimed at boosting skill building and reinforcing our growth mentality culture.

2.8.5.3. Digitalised environment

In 2023, 100% of our employees had access to Office 365 and Microsoft Teams to facilitate collaboration in a digital environment. Furthermore, the entire workforce (100%) had a laptop computer. In terms of our corporate social network (Workplace), 63% of employees were active on this platform in 2023 (up from 60% in 2022).

2.8.5.4. Social dialogue
GRI 403-4

In late 2023, we were involved in the negotiation of the III Collective Bargaining Agreement between Telefónica Spain, Telefónica Móviles and Telefónica Soluciones (CEV) and the leading trade unions, UGT and CCOO.

The agreement will enable us to, inter alia, continue our commitment to retaining and attracting the best talent, invest in our workforce's development of cutting-edge skills (through reskilling) and place Telefónica Spain at the forefront of new ways of working and work-life balance, based on the concepts of autonomy, responsibility and contributions to results.

In mid-2023, we entered into the I Collective Bargaining Agreement for the Telefónica Global Units in Spain with the UGT, CCOO and CGT trade unions. The agreement will remain in force until 2024.

The agreement pursues three very clear objectives:

a. Achieving progress in building a common employment framework for all the entities that make up the Global Units.

b. Fostering simpler and more agile mobility within the Global Units.

c. Reaching the best agreement on pay reviews.

In Brazil, 76 agreements were reached with trade unions in 2023.

Percentage of all employees covered by collective bargaining agreements
GRI 2-30

Country	2022	2023
Germany	86%	86%
Argentina	80%	79%
Brazil	94%	94%
Chile	72%	64%
Spain	54%	55%
Peru	30%	30%
Group Total	**66%**	**66%**

100% of Telefónica's employees were covered by a labour framework regulating their working conditions.

Milestones

❶ We increased the percentage of employees who use an agile working framework by 8 p.p., to 52%.

❷ According to the Annual Climate Survey, the opinion of our employees on their work-life balance continued to improve, reaching 81%.

❸ For yet another year, the perception among our employees regarding the hybrid work model remained highly positive.

2.9. Safety, health and well-being at work

Key points

81%

of our employees feel that Telefónica supports well-being at the Company.

73%

of our employees are covered by a certified (ISO 45001 or OHSAS 18001) occupational health and safety management system, 33 p.p. higher than in 2022.

x2

the number of awards earned thanks to our commitment, efforts and results regarding occupational risk prevention.

2.9.1. Vision

We continue to build a positive, person-oriented culture of health, safety and well-being with a holistic approach (workplace environment, mental well-being, the promotion of health, physical activity and healthy eating) to self-care and care for others.

Our goal is to achieve safe and healthy working environments designed to make a positive contribution to people's health. We do this through:

- **Improving psycho-social health** through psycho-social risk response and prevention programs. Psycho-social risk assessments, which are part of these programs, can enable us to reach a diagnosis.

- **Reducing the accident rate**. We want to be a zero-accident company. In this respect, we have the target of not exceeding the accident frequency rate set at each operator. In the case of Telefónica Spain, it is <5.

2.9.2. Governance

The Sustainability and Regulation Committee is responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the Health, Safety and Well-being (HSW) of our employees in the workplace.

2.9.3. Policies

Telefónica promotes occupational safety, health and well-being, as stated in our Responsible Business Principles. At a global level, we draw up a common approach to this issue via our **Health, Safety and Well-being Regulation** and this is implemented through specific policies or regulations in each of the countries where we are present, based on the local regulations in each country.

We are committed to:

Identifying hazards and assessing risks in order to prevent incidents at work and occupational illnesses.	Ensuring compliance with local regulations and international standards.	Promoting information, participation and queries on the part of employees and all other parties.	Defining strategies that foster a culture of incident prevention, well-being and health promotion.
Applying the principles of continuous improvement through performance indicators.	Providing safe and healthy working conditions to prevent injuries and health deterioration.	Promoting best practices in our supply chain and with our partners.	Regularly and transparently communicating our performance and addressing any concerns raised.

2.9.4. Impacts, risks and opportunities

In the current climate of uncertainty, the various social, political and economic crises can affect people's mental and physical health. Changes to the way we work – via virtual communication and hybrid models, among others – can give rise to psycho-social **risks** (isolation, information overload, hyperconnectivity, stress and anxiety) that affect our employees' performance This in turn may have an economic **impact** on the organisation.

Therefore, our commitment to the safety, health and well-being of our employees is essential for them to feel supported and protected. Also, it is key to enabling them to do their jobs in satisfactory working conditions. For these reasons, Telefónica regards health and safety as a priority human rights issue.

 For further information, see 2.14. Human Rights

We endeavour to ensure a healthy and safe environment by providing training on health and safety and actively promoting the physical and emotional well-being of our employees. Doing so also represents an **opportunity** to reduce costs by preventing workplace accidents and occupational diseases.

In addition, Telefónica's presence in different countries and settings generates local impacts, opportunities and risks. That is why health, safety and well-being issues are managed in a predominantly local manner.

2.9.5. Action plan and commitments

2.9.5.1. Management systems: prevention of work-related accidents and occupational diseases
GRI 403-1, 403-2

We establish **procedures to identify hazards and assess risks** in order to prevent work-related accidents and occupational diseases, ensuring compliance with the legal requirements in force in each country. On a complementary basis and in accordance with the principle of prevention, we also adopt other requirements based on local regulations or international standards.

Each one of our operators has occupational health and safety guidelines in place for the management of risks faced by engineers and office staff.

The processes for identifying hazards and assessing risks to prevent occupational incidents and diseases are set out in the Global Health and Safety Policy, as well as in the various local health and safety policies. These processes vary from country to country but are all aimed at eliminating hazards and minimising risks.

In Spain, risk identification is performed in various ways: specific reports are produced to analyse a given situation; risk assessments are conducted in workplaces; and accidents are investigated. The results of this technical activity are included in a "Prevention Plan", which is sent to the corresponding management units so they can plan and develop the necessary corrective actions.

In Brazil, we have an identification and assessment platform for hazards and risks called the SOGI PRSSO (Occupational Hazards and Risks) module. In Germany, we have an accident-reporting process: accidents are registered in the accident database and analysed by occupational safety specialists using a checklist.

We also have **processes in place to investigate work-related accidents** at each operator.

In Spain, once the accident has been investigated by the occupational doctor, the result is reported to the Prevention Service and a prevention officer is assigned to determine the causes of the accident. The investigation report includes a series of conclusions and recommendations of which the employee and his or her immediate superior is informed. If any additional action is required, this is also communicated to the management unit so that the identified incident can be remedied or adaptations can be made.

In Brazil, we have a Technical Instruction Manual for the Management of Workplace Incidents and Accidents, and a standard form for the recording and investigation of accidents at work. In Germany, the key problems that are identified via this process are discussed by occupational safety committees and measures are proposed.

2.9.5.2. Occupational health services
GRI 403-3

We have health services with essentially preventive and health-promoting functions in every country.

In some countries, they are provided by in-house staff:

- In Spain, via the Joint Service for Occupational Risk Prevention.

- In Brazil, via specialised providers that we contract for acupuncture programs, mental health (psychologists), nutrition, physiotherapy, meditation, primary healthcare (Einstein Clinic), pregnancy programs, exercise in the workplace, chronic disease management, telemedicine, executive health check-ups, etc.

Most of our workplaces have an **on-site medical service;** wherever this is not available, employees have access to medical services under the various health plans that are in place.

All our operations also have an **Emergency Plan** in place under which teams of people who have received first aid training can take action in the event of an emergency or natural disaster. In addition, we have early warning systems and specially trained teams (through drills) prepared to deal with such events.

2.9.5.3. Training and worker representation
GRI 403-4, 403-5

Training and awareness-raising

All employees have online courses available to them on occupational health, safety and well-being. Ongoing and specific training is also undertaken with the local teams in the various countries on the implementation of health, safety and well-being management systems, as well as numerous health and awareness-raising campaigns.

With regard to people with HIV and AIDS, in addition to our explicit commitment to non-discrimination in the Global Diversity and Inclusion Policy, we conduct training and awareness-raising activities on the subject locally.

Worker representation and participation
GRI 3-3

We promote information, consultation and participation for workers and other stakeholders to ensure safe and healthy workplaces. Worker representation on joint health and safety committees is the established model in the countries where we operate; 88% of our employees are represented on these committees.

In Spain, we have a central Health and Safety Committee that meets on a monthly basis, and we support that committee with provincial committees that meet every three months. In Germany, our occupational safety committee meets every quarter.

At Telefónica, we encourage and promote the physical and mental health of our employees, both in the workplace and in their personal and family environments.

2.9.5.4. Promotion of employees' health
GRI 403-6

In line with our **goal to be a benchmark for corporate well-being** with a positive impact on our employees, partners, the environment and the organisation, we implement initiatives that promote a culture of well-being at all levels of the organisation. Furthermore, we offer digital disconnection measures and seek to guarantee work-life balance for our employees.



For further information, see 2.8. New ways of working

We know that employees value the right to a safe and healthy work environment. We therefore base our action on communication and open dialogue while seeking to make employees feel comfortable in sharing any incidents and concerns they have. This is reflected in the annual climate survey, in which 81% feel that Telefónica supports employee well-being.

This recognition is a product of our perseverance. Since 2015, we have had global guidelines in place for local implementation, based on programs that are adapted to the situation in each country where the individual lives and works, both in the workplace and outside of it, while also dealing with physical and mental issues.

We believe that we are responsible for preventing and responding to the present and future psycho-social risks that may jeopardise the health of our employees. Therefore, **we assess psycho-social risks throughout the Company**. The goal is to use these assessments as a tool for identifying and monitoring those working conditions that might affect physical and mental health.

At the same time, we continue to promote emotional well-being and the psycho-social environment in the workplace in order to reduce **emotional and mental stress.** This has become a priority for our Company following recent global events (armed conflicts, energy crisis, inflation, etc.).

As part of our commitment to well-being throughout our operations, we can highlight the following programs:

Main well-being initiatives at Telefónica at a global level



Germany
Mental Health Challenge
Spain
Healthy Movement
Hispam
Conecta Digital Well-being
Brazil
Well-being Festival
81%
eNPS
question about well-being

Committed to well-being: Well-being festival in Brazil in figures

   

Duration	Scope	Activities	Awareness-raising
1 week	**33,000+ participants around the country**	**2,000+**	**Internal** (Workplace BR-Vivo, SMS, Intranet, etc.)
		Electrostimulation, acupuncture, spinning, meditation, volleyball, football, tennis, mindfulness.	➜ 74 posts ➜ 96,733 views ➜ 1,856 comments ➜ 4,495 reactions

Psycho-social health programs

Country	Program	
Brazil	Conte Conmigo	Support from social workers and psychologists, with free sessions about social, psychological, psycho-pedagogical, legal and financial help, both in-person and online.
Spain	Programa de Salud y Bienestar. Equipo clínico de Atam	We have a podcast which deals exclusively with mental health. In addition, weekly online meditation breaks are conducted, geared towards improving employees' mental health.
Germany	Feel Good Balance	Includes relaxation, stress management and resilience courses.
Colombia		A psycho-social risk program is in place. Employees also have access to guidance and support from psychologists through the 1DOC3 service.
Peru		There is a psycho-social monitoring and assessment program. Based on the results of the assessments, talks are provided on managing stress and emotions and ongoing support is provided by social workers.
Chile	Programa Preventivo Burnout	Through this scheme, we undertake approximately 3,500 interventions each year
Venezuela	Servicio de Psicología Ocupacional	Monitoring of psycho-social risks. Psychological support through consultations. Activities and training related to anxiety and emotional intelligence, among others.

Through all these programs, we promote initiatives that aim to raise awareness of aspects such as nutrition, health, physical activity and emotional well-being while helping us implement corrective and preventive measures in each country.

We offer a portfolio of social benefits tailored to local practices in the markets where we operate, including universal health insurance for all employees, which includes psychiatric and psychological care cover, and a support service for people with disabilities aimed at employees and their families. Our social benefits include mental healthcare as a cornerstone for the well-being of our employees.

We facilitate workers' access to these wellness services and programs through comprehensive communication campaigns. We also run training courses on emotional health, stress management, time management, leadership style and suicide prevention, among others.

In most of the countries, we have platforms that help us promote physical activity, such as Gympass. In addition, we are transforming our relaxation and catering areas to provide our employees with healthy products and other healthy initiatives. We are also engaged in various nutrition programs with nutritionists who draw up a dietary plan tailored to each person who takes part.

To complement these activities, we help build environments that promote a greater quality of life and greater comfort by providing breastfeeding rooms, bicycle parking and changing rooms on our premises. We strive to foster accessibility to our spaces and thereby guarantee barrier-free environments for our employees with disabilities.

2.9.5.5. Commitment to our suppliers
GRI 403-7

We foster best practices in health, safety and well-being in our supply chain and with our partners. All our suppliers accept the Supply Chain Sustainability Policy, which sets out compliance obligations in this area.

Our suppliers' activities involve greater risk of suffering an occupational accident, and we therefore focus on promoting and reinforcing best practices in occupational health, safety and well-being when working with them. This is reflected in the œœ (Allies Project), under which audits are conducted with a focus on occupational health and safety. These are accompanied by meetings with contractors and the development of improvement schemes.

The **Telefónica Integrated Prevention and Sustainability Plan**, drawn up to develop an exceptional benchmark standard in our sector and industry as a whole, has three key pillars:

- The Responsible Business Principles, which not only contain our code of ethics but also our responsibility policy with regard to stakeholders and society in general.

- The importance of sustainability for progress by society and reducing the impact from our activity and from that of our customers and suppliers.

- Our commitment to Occupational Risk Prevention, tied to well-being and the protection of our employees, joint companies and supply chain.

Supplier management

Step 1	Our suppliers must accept and sign our minimum standards on occupational health and safety.
Step 2	Risk analysis and identification of high-risk suppliers.
Step 3	Audits (administrative or on-site) of high-risk suppliers.
Step 4	Engagement with suppliers to improve the health and safety of those who work with us in our supply chain.



For further information, see 2.19. Responsible supply chain management

2.9.6. Progress in 2023

2.9.6.1. Management system
GRI 403-8

97% of our employees are currently covered by a health, safety and well-being management system. Of those, 73% are covered by a certified system (based on ISO 45001 or OHSAS 18001 standards). This percentage has risen significantly compared to 2022 due to the scaling up of certifications in Brazil.

In 2023, in Brazil, we expanded the ISO 45001 certification to the southern provinces (Paraná, Santa Catarina and Rio Grande do Sul), bringing the proportion of workers covered to 70%. In the same year Spain renewed its ISO 45001 certification.

Over 2023, we focused on digitalising workforce management and integrating employee occupational health information into a single tool, setting a standard for reporting and consolidating employee occupational health data. This allows the entire company to report information through a single, centralised and auditable tool, applying automatic quality rules and consolidating indicators according to common criteria, enabling overall monitoring.

2.9.6.2. Awareness and prevention

We once again organised Well-Being Week in several countries in 2023, during which we shared content on emotional health, physical activity, healthy eating, self-knowledge and happiness. We also organised a month dedicated to mental health.

- On a global level, the Telefónica Group's annual health and safety day was held in June 2023. This space allowed us to share health and well-being experiences and to make progress together towards a culture of prevention.

- Each local market delivers training courses on occupational risk prevention (ORP) for its employees. Only in Spain, more than 40,000 employees completed a total of 83,219 hours of training in this area.

- In Spain, our health and well-being channel (which offers numerous activities and talks on well-being and emotional, physical and nutritional health) had over 2,500 members in 2023. Life purpose, cancer prevention, allergies, improving sleep and many other topics were discussed in order to support self-care. As a new development, we launched a podcast specifically aimed at mental health called "Entiende Tu Mente" (Understand Your Mind). **Over 13,000 people participated in the various health campaigns, an increase of 62.5% compared to 2022, with the initiatives maintaining the previous year's average rating of 4.87 out of 5.** Those most highly rated by our

employees were Neuroscience Applied to Well-Being, Skin Care and Understanding Your Brain.

- In Brazil, more than 40 programs focused on caring for the **mind** and understanding emotions were given during the year, including Caring for Those Who Care, Quality of Sleep and Recognising Emotions. Furthermore, among our prevention initiatives, we organised a flu vaccination campaign that covered over 25,000 employees and we launched programs for quick massages at work and workplace exercises. We also used the Einstein Conecta app to roll out an online physiotherapy scheme, which allows employees to look after their musculoskeletal health. Another successful venture was our Well-Being Festival, which highlighted practices that help us feel good and attracted over 33,000 people.

- In Germany, the **O₂ Telefónica Feel Good** health app was expanded to include preventive health proposals and access to the Feel Good programme. In addition, as part of a health campaign, the Company again offered executives innovative training to boost their mental health.The training addressed how managers can recognise and deal with mental health problems among their employees, including in situations where the manager and employee are working in different locations.

- In 2023, we provided awareness-raising and prevention activities on various health issues (menopause, prostate and testicular diseases and thyroid and cardiovascular diseases) to all our operators. We also provided hearing health programmes, skincare programmes to prevent melanoma, ophthalmology campaigns and flu vaccinations.

- We also approached the issue of **addictive behaviours** under the various prevention programmes we have in place in most countries. We did this through information campaigns, talks, conferences and workshops given by specialists on the topic. For example, the Priority programme in Chile helps to combat addictive behaviours and promotes healthy habits. Colombia has a policy related to discouraging the consumption of alcohol, tobacco and psychoactive substances.

2.9.6.3. Work-life balance

In 2023 we continued to work on initiatives related to promoting a healthy work-life balance:

- In Germany, the famPlus programme expanded the scope of health promotion services through digital solutions that support employees in all areas, especially with regard to balancing time spent at work with time with their families. Virtual children's workshops were held to provide a variety of activities such as painting, yoga and quiz games aimed at children between six and 12 years of age. The programme also included a baby

sleep seminar, as well as sessions on the psychosocial development of children and adolescents in order to help participants recognise possible disorders and provide advice on the use of social media. Other new features consisted of virtual counselling services for personal development, as well as care for older people. All the live events were recorded and made available through a media library to be accessed anytime and anywhere.

- We offer our employees in Germany a wide range of digital programmes to help them exercise, eat healthily, reduce stress and foster burnout prevention, and strengthen their resilience. In June 2023 we launched the Feel Good app, which has been used by 2,288 employees.

- Brazil offered *Vivo mais familia*, a support programme for the arrival of a new family member, which provides a boost to emotional balance and well-being, as well as physical and mental health advice for all employees and their dependents. It also offers clinical, psychological and nutritional care for mothers, as well as informative pregnancy-related content. The programme includes support for parents during adoption procedures too. **There are currently 1,185 registered members and 834 active participants, and it has earned an NPS of 98**. In addition, over 6,000 family members participated in Family Day, which was held as part of the Well-being Festival initiative.

- Colombia has a programme called Quality of Life, which is aimed at all workers, including students and interns. The goal of the programme is to offer benefits in line with the interests, tastes and needs of employees. It is made up of two initiatives. First, there is **ONE Benefits**, a credits program that allows employees to schedule their Company benefits at a time convenient to them, so that they can disconnect and enjoy their free time away from the office. **78%** of workers have scheduled at least one benefit. There is also **Movistar Moments**, a credits programme that allows users to obtain experiences and/or products that they can enjoy with colleagues, family and friends. It also includes talks, workshops, competitions and sports tournaments for employees and for children, fathers, mothers and friends. **70%** of employees have enjoyed at least one product/experience.

- In Spain, we joined forces with the Yo No Renuncio Association on an in-depth internal diagnosis to understand employee views on what makes a good work-life balance and the barriers to achieving it in the Company. The results will be used to make further progress towards excellence in this field.

We also work with various suppliers that offer solutions aimed at improving work-life integration for our employees, making their day-to-day life easier by providing advice on legal, financial and tax matters, and

travel and hotels, and even providing help finding domestic services, among other things.

In 2023, we not only gained in experience and well-being, but we also grew as a community. Each country has its own workplace well-being community that is gaining more followers and participants every year. One example is the health and well-being channel in Spain, whose membership expanded by 32% during the year.

2.9.6.4. Healthy spaces

At Telefónica, we are committed to a hybrid work model. For that commitment to be successful, it is essential for the work spaces both in the workplace and in the home to meet certain minimum health criteria in terms of ergonomics, well-being and environmental quality. Although each country manages this issue on a separate basis, all of them establish recommendations and offer support on ergonomic aspects and occupational health and safety. In Germany, there is a risk assessment procedure for teleworking situations, training on health and safety in remote working environments and the Feel Good programme's online options, as well as the family service. In Spain, we provided training courses on occupational risk prevention (ORP) to the entire teleworking workforce, as well as recommendations on working from home safely (physically and mentally). Ergonomics kits were issued.

We also promote the creation of cardio-protected spaces. We have installed defibrillators in the workplaces of our main operators. In Spain alone, there are currently a total of 33 defibrillators located in the main workplaces.

2.9.6.5. Recognition

- Spain. At the Health and Business awards, RRHH Digital placed Telefónica among the top 10 companies that promote well-being in the workplace. As a result, the Company received an Accesit award.

- Brazil won first prize at the Vittude Awards in the best mental health project category.

- Germany. Corporate Health Management presented Telefónica with a Special Award for Health Communication and included the Company in the Excellence category at the 2023 Corporate Health Awards.

- Chile won first place in the Large Corporations category as the leading corporation in terms of work-life balance, awarded by the Chile Unido Foundation.

Milestones

❶ We completed the psycho-social risk assessment process at all our operators.

❷ We digitalised the process for providing workers with occupational health information and incorporated it into our global tool.

❸ We strengthened and expanded our initiatives to promote work-life balance for employees.

2.9.7. Main occupational health and safety at work indicators[1]

GRI 3-3, 403-8, 403-9, 403-10

	Germany		Brazil		Spain		Hispam[2]		Others		Group	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Number of hours worked (TOTAL)	14,602,833	16,306,819	65,516,000	68,510,545	54,487,829	53,759,723	61,166,302	61,794,166	2,123,004	2,572,113	197,895,968	202,943,366
Number of hours of absenteeism (men)	3,608	944	30,184	12,840	22,216	14,432	116,920	65,792	0.00	0.00	172,928	94,008
Number of hours of absenteeism (women)	1,184	1,832	3,160	2,472	8,192	9,744	11,256	7,680	0.00	0.00	23,792	21,728
Number of hours of absenteeism TOTAL	**4,792**	**2,776**	**33,344**	**15,312**	**30,408**	**24,176**	**128,176**	**73,472**	**0.00**	**0.00**	**196,720**	**115,736**
Absenteeism rate (men)	0.04	0.01	0.08	0.03	0.06	0.04	0.30	0.17	0.00	0.00	0.14	0.07
Absenteeism rate (women)	0.02	0.03	0.01	0.01	0.04	0.05	0.05	0.03	0.00	0.00	0.03	0.03
Absenteeism rate TOTAL [3]	**0.03**	**0.02**	**0.05**	**0.02**	**0.06**	**0.04**	**0.21**	**0.12**	**0.00**	**0.00**	**0.10**	**0.06**
Lost day rate / severity (men)	9.43	2.20	19.68	8.00	15.84	10.42	75.33	41.39	0.00	0.00	35.05	18.49
Lost day rate / severity (women)	5.87	8.21	2.91	2.18	10.55	12.73	12.58	8.70	0.00	0.00	7.98	7.16
Lost day rate / severity TOTAL [4]	**8.20**	**4.26**	**12.72**	**5.59**	**13.95**	**11.24**	**52.39**	**29.72**	**0.00**	**0.00**	**24.85**	**14.26**
Lost day rate / severity (men)	9.43	2.20	19.68	8.00	15.59	10.42	82.11	41.39	0.00	0.00	37.11	18.49
Lost day rate / severity (women)	5.87	8.21	2.91	2.18	10.55	12.73	34.20	8.70	0.00	0.00	14.46	7.16
Lost day rate / severity TOTAL [5]	**8.20**	**4.26**	**12.72**	**5.59**	**13.79**	**11.24**	**64.59**	**29.72**	**0.00**	**0.00**	**28.58**	**14.26**
Accident frequency rate (men)	0.46	0.21	0.50	0.39	0.68	0.27	2.05	2.01	0.00	0.00	1.03	0.84
Accident frequency rate (women)	0.60	0.29	0.19	0.22	0.46	0.37	0.62	0.67	0.00	0.00	0.42	0.39
Accident frequency rate TOTAL [6,7]	**0.51**	**0.23**	**0.37**	**0.32**	**0.60**	**0.31**	**1.52**	**1.53**	**0.00**	**0.00**	**0.80**	**0.67**

[1] The formula for calculating the absenteeism rate has been modified in order to limit it to the health and safety area and the 2022 figure has therefore been recalculated. The remaining changes are due to the implementation of improvements and unification of criteria in the information reporting processes. In addition, the total number of recordable occupational injuries is considered to be occupational injuries with at least one day of sick leave, so 2022 has been recalculated.

[2] Hispam includes: Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela.

[3] Absenteeism rate = total number of days lost due to occupational diseases and accidents at work / total days worked per year. The decrease is due to the non-consideration of COVID-19 as an occupational disease as well as to the flexibility measures for remote working and the positive culture of safety, health and well-being centred on the person, which has led to a decrease in all geographies.

[4] Based on the list of occupational diseases from the International Labour Organization. Lost day rate (severity) = (total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000. The decrease, in all geographies, is due to the non-consideration of COVID-19 as an occupational disease.

[5] Based on the list of occupational diseases in local legislation, regulations and rules. Lost day rate (severity) = (total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000. The decrease, in all geographies ,is due to the non-consideration of COVID-19 as an occupational disease.

[6] Accident frequency rate = (total number of accidents in the workplace with leave / total number of hours worked per year) x 200,000.

[7] We do not have information on the type of conditions resulting in sick leave or work-related injuries due to regulatory issues and the privacy of personal data.

	Germany		Brazil		Spain		Hispam[2]		Others		Group	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Total No. of Occupational Diseases (Based on ILO List of Occupational Diseases)[8]	**0**	**0**	**0**	**0**	**0**	**0**	**11**	**2**	**0**	**0**	**11**	**2**
Total No. of Occupational Diseases (Based on legislation, regulation and local standards)	**0**	**0**	**0**	**0**	**126**	**0**	**167**	**2**	**0**	**0**	**293**	**2[9]**
Occupational disease rate (men)	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.00	0.00	0.01	0.00
Occupational disease rate (women)	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.02	0.00	0.00	0.01	0.01
Occupational disease rate TOTAL[10]	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.04**	**0.01**	**0.00**	**0.00**	**0.01**	**0.00**
Occupational disease rate (men)	0.00	0.00	0.00	0.00	0.38	0.00	0.36	0.00	0.00	0.00	0.22	0.00
Occupational disease rate (women)	0.00	0.00	0.00	0.00	0.61	0.00	0.87	0.02	0.00	0.00	0.42	0.01
Occupational disease rate TOTAL[11]	**0.00**	**0.00**	**0.00**	**0.00**	**0.46**	**0.00**	**0.55**	**0.01**	**0.00**	**0.00**	**0.30**	**0.00[12]**
Total number of occupational injuries with major consequences (Men)	0	0	0	0	0	1	2	5	0	0	2	6
Total number of occupational injuries with major consequences (Women)	0	0	0	0	0	1	2	1	0	0	2	2
Total number of occupational injuries with major consequences TOTAL[13]	**0**	**0**	**0**	**0**	**0**	**2**	**4**	**6**	**0**	**0**	**4**	**8**
Rate of occupational injuries with major consequences TOTAL[14]	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.01**	**0.01**	**0.02**	**0.00**	**0.00**	**0.00**	**0.01**
Total number of recordable occupational injuries (Men)	22	11	95	78	119	47	397	400	2	0	633	536
Total number of recordable occupational injuries (Women)	15	8	26	31	45	35	69	74	0	0	155	148
Total number of recordable occupational injuries TOTAL	**37**	**19**	**121**	**109**	**164**	**82**	**466**	**474**	**2**	**0**	**788**	**684**
Rate of recordable occupational injuries (TOTAL)[15]	**0.51**	**0.23**	**0.37**	**0.32**	**0.60**	**0.31**	**1.52**	**1.53**	**0.19**	**0.00**	**0.80**	**0.67**

8 For privacy reasons under German law, Telefónica does not collect information on the incidence of occupational diseases in Germany, and it is considered zero for the purposes of calculating rates.
9 In 2023, Covid-19 was no longer considered an occupational disease; which explains the decrease in both the number and rate of occupational diseases.
10 Based on the list of occupational diseases from the International Labour Organization. -Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.
11 Based on the list of occupational diseases in local legislation, regulations and rules. -Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.
12 In 2023, Covid-19 was no longer considered an occupational disease; which explains the decrease in both the number and rate of occupational diseases.
13 Not including deaths.
14 Not including deaths. Rate of occupational injuries with major consequences = (number of occupational injuries with major consequences [excluding deaths] / Number of hours worked) × 200,000.
15 Rate of injuries due to recordable occupational accidents = (number of injuries due to recordable occupational accidents / Number of hours worked) × 200,000.

	Germany		Brazil		Spain		Hispam[2]		Others		Group	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Number of deaths resulting from an occupational injury (Men)	0	0	0	1	0	0	0	0	0	0	0	1
Number of deaths resulting from an occupational injury (Women)	0	0	0	0	0	0	0	0	0	0	0	0
Number of deaths resulting from an occupational injury (TOTAL)	**0**	**0**	**0**	**1**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1[16]**
Rate of deaths resulting from an occupational injury TOTAL[17]	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Number of deaths resulting from an occupational disease or illness (TOTAL)	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

To improve the quality of the data, we have reported data related to occupational diseases based on two criteria:
1. On the basis of a global definition based on the list of occupational diseases from the International Labour Organization (ILO).
2. On the basis of local legislation, regulations and rules, as in previous years.

[16] The only death resulting from an occupational injury in 2023 occurred in Brazil as a result of a road impact. The worker during working hours had an accident in which the vehicle in which he was travelling collided with a tree.

[17] Death rate as a result of occupational accidents = (Number of deaths resulting from injuries due to occupational accidents / Number of hours worked) ×200,000.

Telefónica

Coverage of the occupational health and safety management system

	Germany		Brazil		Spain		Hispam		Others		Group	
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Number of employees covered by the Health and Safety Management System	7,099	8,181	33,466	33,128	26,826	26,793	30,848	29,748	775	975	99,014	98,825
% of employees covered by the Health and Safety Management System	86%	98%	95%	95%	97%	99%	98%	97%	65%	75%	96%	97%
Number of employees covered by the Health and Safety Management System subject to internal audit [18]	0	0	33,447	32,670	26,283	26,793	23,259	21,258	775	949	90,863	81,670
% of employees covered by the Health and Safety Management System subject to internal audit	0%	0%	95%	93%	95%	99%	74%	70%	65%	73%	88%	80%
Number of employees covered by the Health and Safety Management System subject to third-party certification or auditing	7,099	7,154	285	32,688	24,577	26,793	23,141	24,882	166	963	55,268	92,481
% of employees covered by the Health and Safety Management System subject to third party certification or auditing	86%	85%	1%	93%	89%	99%	74%	81%	14%	74%	53%	90%[19]

Relevant indicators VMO2[20]

- **Absentee rate:** 3%
- **Accident frequency rate:** 0.51
- **Occupational Disease Rate (based on local legislation, regulation and standards):** 16.90

[18] Annual reviews are carried out both externally and internally under the supervision of Occupational Risk Prevention Services, within the context of the Joint Prevention Service of the Telefonica Group. The percentage and number of employees covered by the Health and Safety Management Systems subject to internal audit in Germany differs from the figures published in 2022 due to additional verifications included as improvements to the reporting process.

[19] This percentage has increased significantly compared to 2022, due to the expansion of certification in Brazil.

[20] **Absentee rate:**

Total number of working days lost due to absenteeism of any cause against the total available annual workdays. This excludes contractors and temporary staff. The total available annual work days include all annual working days excluding bank holidays.

For 2023, the total annual work days calculation was: the average number of employees x 250 working days.

Accident frequency rate:

(Total number of occupational accidents with sick leave / hours worked per year) x 200,000. The hours worked annual calculation is: the average number of employees x 40 hours per week x 50 weeks per year. Occupational accidents in the workplace needing sick leave. This excludes contractors and temporary staff.

Occupational disease rate:

Total number of occupational illnesses / total number of hours worked) x 200 000. Total number of hours worked = the average number of employees x 40 hours per week x 50 weeks per year. Occupational disease definition used from the International Labour Organisation's list of Occupational diseases. Common diseases are not considered occupational diseases.

2.10. Responsibility to the customer

Key points

NPS

We continue to increase our customer satisfaction, achieving an NPS (Net Promoter Score) of 31 and marking an improvement of over 10 points since 2017.

Personalised

customer service thanks to the latest technologies and the improvement of communication processes with our customers.

Over 99%

network availability during 2023 in line with our strategy to provide the best connectivity.

2.10.1. Vision

In the current context, there has been an upsurge in e-commerce, teleworking, distance learning, etc. This situation has led to the need for more and better connectivity.

In addition, the current geopolitical crisis has entailed, among other things, a shortage of resources, a rise in prices and an environment in which cybersecurity is becoming increasingly important and new challenges are arising.

Telefónica plays a leading role in addressing all these issues and strives to meet these needs.

As stated in our new Strategic Plan, customers are our main stakeholders and **at Telefónica we work to offer them a unique experience**, acting with **integrity, commitment, simplicity and transparency.** Our aim is to generate relationships of trust to always meet our customers' expectations.

Values of our Customer Promise

Integrity	Transparency	Simplicity
We fulfil our promises and acknowledge our mistakes	We proactively provide all important information	We offer products and services that are easy to use and we are clear and direct in our communications

Our customers' experience, the quality plans designed to improve this and customer satisfaction measurements are strategic issues for Telefónica.

One of the most important issues in our materiality analysis is to ensure **responsible management of the customer experience.** The quality and reliability of our network and services, adapting to customer needs and managing customer care constitute the aspects with the greatest impact on society and on the value of Telefónica.

In this chapter, we set out how we have approached this challenge and what we measure through reputation and quality indicators while complying with all health and safety regulations and standards for our products and services.

 For further information, see 1.4. Materiality

2.10.2. Governance

When addressing customer issues, we do so with a two-way dialogue, globally and locally, to ensure a company-wide commitment and a common strategy:

Management Bodies

Board of Directors

Functions
Approval of Strategic Plan including NPS targets

Sustainability and Regulation Committee

Functions
Monitoring of results and quality plans at a global and local level
Overseeing and reviewing of the Responsible Business Plan objectives associated with customers

Audit and Control Committee

Functions
Supervision of the results from reviews of the NPS measurement and reporting process

Nominating, Compensation and Corporate Governance Committee

Functions
Approval of variable remuneration linked to NPS and RepTrak, among other indicators

Global Sustainability (ESG) Office

Functions
Definition and monitoring of objectives of satisfaction indicators and principles of customer responsibility

Local Quality Teams

Functions
Monitoring, target setting and approval of quality and continuous improvement plans

2.10.3. Policies

Our main customer-related internal policies and regulations are as follows:

- **Responsible Business Principles** define how we should behave towards customers, employees, suppliers, shareholders and society in general.

 For further information, see 2.15.Governance and culture of sustainability

- **Global Security Policy** encompasses physical and operational security (of people and goods), digital security (including information security and cybersecurity), business continuity and fraud in the commercial portfolio of products and services.

- **Artificial Intelligence Principles** set out the pillars on which AI is designed, developed and used.

- **Global Privacy Policy** sets standards of behaviour that are mandatory for all the Company's entities and lays the foundations for a privacy culture based on the principles of legality, transparency, commitment to the rights of the data subjects, security and limitation of the retention period.

 For further information, see 2.18. Privacy and security

- **Responsible Communication Regulation** lays down guidelines for Telefónica and our employees regarding our communication channels and content creation.

- **Diversity and Inclusion Policy** promotes equal treatment and opportunities for all individuals, regardless of their characteristics.

 For further information, see 2.7. Diversity and inclusion

- **Global Human Rights Policy** ensures respect for and implementation of internationally recognised social, economic and cultural human rights.

 For further information, see 2.14. Human rights

2.10.4. Impacts, risks and opportunities

In today's highly competitive market, maintaining a long-term relationship of **trust** with our customers is vital to the sustainability of our business.

By managing the customer experience responsibly, we have the **opportunity** to work with satisfied customers who recommend and stay with us, thus contributing to the health of our business.

By contrast, having customers who are dissatisfied due to a low quality of the services provided, an offering that fails to meet their needs or misleading conditions may lead to a loss in trust among our customers, them failing to recommend us or them abandoning the company.

Lastly, to highlight one last negative impact that is intrinsic to the nature of our business, the potential impacts also include the possible effects of electromagnetic fields and the inability to ensure compliance with legal exposure limits to ensure that they are safe.

In addition to the **risk** of losing customers, all these negative impacts may also carry other risks such as economic sanctions and, in general, damage to the Company's image.

 For further information, see chapter 3. Risks

At the same time, we have the **opportunity** to improve processes at the Company and offer quality products and services that enrich our customers' experience, in order to build long-term relationships, reduce costs and generate revenue.

 For further information, see 1.4. Materiality

2.10.5. Action plan and commitments

In order to respond to the Impacts, Risks and Opportunities (IROs) identified, we have built our strategy around the factors that drive customer satisfaction: **connectivity, offering and care**.

To define our actions, we use the insights provided by our **Voice of the Customer** programs, **respecting privacy** and **guaranteeing** the highest level of **security** when processing customer information and personal data at all times and with a commitment to **responsible communication and marketing.**



Quality and reliability of our network and services



Adapting to the needs of our customers



Managing the customer care



Customer experience measurement:
- **Voice of the Customer programme**
- **NPS**

We use **artificial intelligence** to improve both the customisation of our offering oriented towards our customers' needs and our interactions with them, through the use of cognitive drivers and virtual assistants. That is to say, we use it to offer customised recommendations and a personalised experience. We also make use of it in our networks to improve the quality of the service to our customers.

All Telefónica Group, operators **conduct monthly satisfaction surveys among our customers** to learn about the way in which they perceive our services. In these surveys we ask about the quality of the network, the commercial offering, the customer service we provide through various channels, bills, mobile top-ups, and prices, among other things.

One of the indicators we obtain from these surveys is the Net Promoter Score (NPS). This information provides us with customers' satisfaction levels with our products and services and whether they would recommend us.

We have been monitoring and reporting our NPS as a recommendation indicator with regard to our products and services since 2017, and we calculate the Group's global NPS based on the results obtained from each of our operations.

This indicator has also been set as a **target** linked to Customer Trust for the short term variable remuneration of all employees and is included in Telefónica's strategic plan.

2.10.5.1. Quality and reliability of our network and services

The network is one of our main assets.

Today's changing environment and its accelerating digitalisation have underlined **how important it is to have a robust, stable and reliable network.**

Connectivity is at the heart of our customers' day-to-day lives and **our strategy is to offer the best network experience.**

For this reason, Telefónica sets customer **satisfaction with the functioning of the network** as one of the **targets** for measuring our importance to customers.

As an example of our commitment in this regard, we have launched the **Customer Experience Maturity Model transformation project in our main markets.**

The main aim of this project is to elevate our networks and operations to an advanced level of Customer Experience Management (CEM) maturity.

The maximum level in this regard would make the following approach possible in the future:

- Actions to improve the customer experience to be taken based on the results of the data analysis and use of a digital twin (an exact digital replica of the network which uses artificial intelligence algorithms and high processing capacity, and which serves, among other things, to make strategic decisions and run through what-if scenarios practically in real time – in our case taking into account the quality enjoyed by our customers).

- Technology investments to be based on customer experience data.

- Using AI and machine learning algorithms to accelerate automation and thereby anticipate customer quality issues before they occur.

To this end, a CEM Maturity framework has been defined, with six areas (strategy, customer experience, culture, operations, technology and data) and five levels of maturity. These areas and levels together form a Maturity Index, which is the main KPI to measure our progress in this transformation.

To move forward, we have a roadmap of improvement initiatives covering these aspects, including, among others:

- Launching customer experience (CX) communication, recognition and training plans.

- Creating a cross-cutting customer experience unit.

- Defining customer experience models based on persona models (customer experience models created around a persona).

- Implementing a Service Operation Centre (SOC) in order to evolve towards automation and proactive resolution of service faults.

Network quality and availability

It is imperative for all of us at Telefónica to comply with national and international regulations to guarantee the quality of our products.

In this context, as a telecommunications and technology company, we have an **obligation to ensure the highest quality** in both our communications networks and in the new digital products and services we develop, market and deliver to our customers.

Our responsibility is to guarantee the maximum access speed and information transmission capacity stated in the customer's contract, 24 hours per day, from any device and location and in any situation.

The International Telecommunication Union (ITU) defines quality of service as the collective effect of performance which determines the degree of satisfaction of a user of the service. Our commitment to customers is to guarantee an optimal uninterrupted service and to be transparent about our network status at all times, even during the most adverse situations.

To guarantee quality and the service we offer, we are constantly **evaluating and monitoring fixed and mobile communications**. This allows us to guarantee the availability of our service and respond immediately to any incidents that may arise at any time.

Network availability in 2023



	Germany	UK	Hispam	Brazil	Spain
Fixed			99.94%	99.47%	100%
Mobile	99.36%	99.31%	99.14%	98.65%	99.16%

Connectivity is the basis of our business, which is why we invest in high-quality resilient infrastructures. This way, more and more households have the opportunity to access the digital world.

We are transparent and regularly publish information on the quality of our service. In this manner, we enable online checks of **mobile network status in real time** via our Internet portals.

Below, two examples of tools that enable customers to check network status:

Example of Movistar's network status in Spain by type of technology (5G, 4G...).



Example of Vivo's network status in Brazil by type of technology (5G, 4G...).



We also supply details about **upload and download speeds** of an Internet connection from any location (e.g. the Movistar Speed Test). This provides users with access to quality information and enables them to enjoy greater efficiency in the use of connectivity, as well as the swift identification of potential incidents.

Movistar Speed Test



By relating the various functions of an electronic communications service – contracting, maintenance, connection, billing – to the various criteria that users may apply when assessing their service quality (**speed, accuracy, availability, reliability**, etc.), a set of observable and measurable parameters can be defined to provide an objective and comparable representation of service quality to the user.

Of course, we are aware that **natural phenomena,** external factors, power cuts, etc. can cause occasional and localised service interruptions. To minimise the duration of any incident as far as possible, we work continuously on building greater resilience.

Health and safety in our products

At Telefónica, we optimise the smooth operation and accessibility of our products.

That is why we apply the appropriate protocols to ensure that **100% of the devices we market comply with local legislation in each of the markets where we operate.**

In one way or another, these standards and laws affect customers' safety, quality and user experience; in many cases, we go beyond the legal requirements.

Specifically, at Telefónica we request the **RoHS certificate** (Restriction of Hazardous Substances, European Directive 2015/863, or version 3) – which restricts the use of certain hazardous substances (lead, mercury, cadmium, chrome VI, PBB and PBDE, etc.) in electrical and electronic equipment – and the **SAR** (Specific Absorption Rate) of devices – which ensures that none represent a health hazard for our customers – from all suppliers of mobile terminals. We also ask for the devices we sell to have the **GCF** (Global Certification Forum) certificate. This guarantees that the connection with the mobile network works correctly, including emergency calls.

As for the rest of the equipment deployed in a residential setting and associated with access to the fixed network (routers-HGUs, WiFi amplifiers–repeaters, Movistar Home, etc.), we comply with all the common international standards that also apply to these types of devices, such as **CE marking** and the **RoHS certificate.**

It must also be highlighted that verifications of versions of the firmware implemented, the packaging, and the housing of the devices are carried out in the logistics areas of each of our countries.

Electromagnetic fields

In all countries where we operate, we comply with the **exposure limits** for electromagnetic emissions established by independent scientific organisations, such as the International Commission on Non-Ionizing Radiation Protection (ICNIRP), based on scientific evidence.

Compliance with these standards, which have been established by the ICNIRP, ensures that we deploy a secure network, including 5G, as these guidelines are endorsed by the World Health Organization (WHO) and the International Telecommunication Union (ITU).

At Telefónica, we verify that all the mobile devices we market comply with the SAR values.

We also have a Manual of Good Practices that acts as a guide for our teams and lists all initiatives taken within the Group in the different countries in which we operate. All these practices have a common interest in establishing a proper relationship with those communities we intend to serve. In this context, we work in coordination with institutions and operators to maintain a communication and dialogue strategy that helps the general public to detect fake news about 5G technology.

The 5G standard

The electromagnetic frequencies used for 5G are part of the radio frequency spectrum that has been researched extensively in terms of health impacts over decades, i.e. over 50 years of scientific research has been conducted on the possible health effects of radio signals used for mobile phones, base stations and other wireless services, including planned frequencies for 5G exposures.

The results of these studies have been analysed by many expert review groups. They all conclude that there is no evidence linking exposure below the guidelines set by the International Commission on Non-Ionizing Radiation Protection to known health risks for adults or children.

2.10.5.2. Adaptation to customer needs

At Telefónica, we create a **portfolio** of products and services **adapted to the needs of our customers,** improving and extending the offering to strengthen the relationship we have with them. In addition, this is consistent with the Company's sustainability requirements in terms of accessibility, ethics and positive social impact regarding both the environment and the customer's health.

As a result, traditional connectivity and communications services have been joined by digital TV and content services, cloud services, the Internet of Things (IoT), etc., as well as professional security, big data and IT services, among others.

Telefónica continues to improve its offering in the **residential segment**, seeking to set itself apart from its competitors by expanding its portfolio of services through the launch of digital security, health and energy ecosystems, among others.

In the **corporate segment**, we provide an integrated offering that speeds up the implementation of technology through our cybersecurity, cloud, IoT, big data, artificial intelligence and blockchain services, technology solutions and digital transformation support for businesses.

In order to help our customers incorporate **sustainability criteria into their purchasing decisions**, so that they can contribute to the transition towards a more sustainable society, Telefónica has created the **Eco Smart** seal; this identifies the environmental benefits provided by our products and services.

 For further information, see 2.11. Sustainable offering and innovation

Customer Health Index

In line with the above, in Spain we continue to improve through our new model to pursue excellence in the products and services we provide to customers, from the initial development stage right through to maintenance once they are on the market. Through the Customer Health Index, we aim to tailor services to customer needs. This interlinks with Responsibility by Design with regard to our products and services, aiming to develop services with a customer-oriented focus to achieve the lowest possible number of incidents throughout their life cycles.

The voice of our customers, collected through surveys and mainly the NPS for our products and services, feeds back into this index.

2.10.5.3. Managing the customer experience

The way in which we interact with our customers through our touchpoints is undoubtedly one of the main areas in which we can **offer a unique experience.**

This relationship must be based on accessibility, an omnichannel approach, transparency and convenience.

In this regard, we use the **Customer Effort Score** (CES), a metric that measures the ease with which our customers resolve their issues through our customer service channels, in order to also evaluate the digital transformation process of our points of contact. We set annual country and Company-wide targets.

Furthermore, the **Customer Satisfaction Index** (CSI) resulting from the question regarding satisfaction asked in the transactional surveys (conducted at the end of each contact) is used for the management/remuneration of our customer support providers.

Complaints

All our operators have teams that focus exclusively on reducing both the number complaints and the number of dissatisfied customers, regardless of the channel through which they reach us. The measures we implement for this purpose include the following:

- **We provide channels** through which our customers can exercise their right to complain at any time, 24 hours a day, 365 days a year. The main channels are our call centres, online channels, physical stores, social media and postal mail.

- **We report the trends** in the number of complaints and resolution times to the competent authority, as well as other information required about the quality of the service we provide, in accordance with the guidelines and parameters set by the regulatory body in each country.

The following table includes details about our main operations, the corresponding regulatory bodies and the websites where you can find the information we provide:

Regulatory bodies of the main countries in which we operate

Spain	Secretaria de Estado para el Avance Digital/CNMT	https://www.telefonica.es/es/acerca_de_telefonica/calidad/calidad-servicio
Germany	Bundesnetzagentur	https://www.bundesnetzagentur.de/SharedDocs/Downloads/EN/BNetzA/PressSection/ReportsPublications/2023/AR2022.pdf?__blob=publicationFile&v=1
Brazil	Agencia Nacional de Telecomunicaciones (Anatel)	https://informacoes.anatel.gov.br/paineis/consumidor/reclamacoes
Argentina	Ente Nacional de Comunicaciones (ENACOM)	https://www.enacom.gob.ar/reclamos-y-denuncias_p1000
Chile	Servicio nacional del consumidor (SERNAC) y Subsecretaria de telecomunicaciones (SUBTEL)	https://www.subtel.gob.cl/ https://www.sernac.cl
Colombia	Comisión de Regulación en Telecomunicaciones (CRC)	https://www.postdata.gov.co/dataset/quejas-de-servicios-de-comunicaciones
Peru	Ministerio de Transportes, Comunicaciones, Vivienda y Construcción/Organismo Supervisor de Inversión Privada (OSIPTEL)	https://checatucaso.osiptel.gob.pe/#/autentica
Ecuador	Agencia de Regulación y Control de las comunicaciones (ARCOTEL)	https://www.gob.ec/tramites/4469/webform
Venezuela	Comisión Nacional de Telecomunicaciones (CONATEL)	http://sais.conatel.gob.ve/ http://www.conatel.gob.ve/reclamos/
Mexico	Instituto Federal de Telecomunicaciones (IFT) Procuraduría Federal del Consumidor	http://www.ift.org.mx/usuarios-y-audiencias/informes-estadisticos-soy-usuario https://datos.profeco.gob.mx/datos_abiertos
Uruguay	Unidad Reguladora de Servicio de Comunicaciones	https://www.gub.uy/tramites/administracion-usuarios-tramites-linea

2.10.5.4. Voice of the Customer Program

Telefónica's digital transformation has contributed to the **expansion and automation of actively listening to customers as a management tool.**

All our businesses have introduced tools to listen to our customers at key points of contact. This has made it possible:

- To survey the most sensitive processes and "pain points" where immediate action can be taken to improve these processes and the customer experience.

- To transmit the voice of the customer to the entire organisation, from senior management to all the people who interact with customers through the different channels and processes, with a dual focus on quantitative and qualitative assessment. This information helps us to change and improve but not just internally, as it is also made available to suppliers that are involved in providing services.

- To integrate all the information into a single platform with different capacities for quantitative analysis through multiple variables that make it possible to take a deeper look at root causes.

- To conduct an automatic analysis of the literal opinions of our customers in order to gain a better understanding of our strong points as well as opportunities for improvement, so as to use this information to guide our projects.

In closing the loop we seek not only to provide an immediate and personalised response to an incident raised by a customer after their interaction with one of our contact channels, but also to use their input as feedback to prioritise structural improvements in the Company's processes, thereby preventing this incident from affecting other customers in the future.

Further down the line, it will also allow us to move from a reactive approach to customer experience to becoming proactive, allowing us to anticipate the customer's needs.

2.10.5.5. Security and protection of customer data

Technology improves people's quality of life and generates wealth, provided that their privacy is respected and the highest level of security is guaranteed in the processing of their information and personal data.

We want our customers to feel confident about using our products and services and to be aware that we respect their rights at all times, providing them with options to choose freely how their personal information is used.

For this reason, we work to protect the privacy and security of our customers to generate a relationship of trust with all those with whom we are associated.

 For further information, see 2.18. Privacy and security

2.10.5.6. Responsible communication

Our internal regulation on Responsible Communication provides general guidelines on how to address customers and other stakeholders. We promote freedom of expression, pluralism and diversity and we are committed to truthful information, education and inclusion.

In our communication with **customers**, we ensure that the information is complete, sufficient and detailed, while avoiding the use of jargon and small print, and we provide the information needed for the terms and conditions of our offers to be understood. We respect and promote the values contained in our Responsible Business Principles and our Diversity and Inclusion Policy.

Our advertising messages and our sponsorships:

- Must not take advantage of the good faith of the consumer.

- Must not infringe upon people's dignity.

- Must not include messages or images promoting alcohol consumption, smoking, drug-taking, eating disorders or terrorism.

- Must never incite hatred, violence or discrimination based on racial, national, religious, gender or sexual orientation; we promote the use of neutral and non-sexist language.

- Must not encourage illegal behaviour or behaviour that harms the environment.

- Must not take advantage of the naivety of minors.

We do our upmost to avoid broadcasting advertising messages during programs or on channels that are not in alignment with our values and our Responsible Business Principles. These **guidelines are reflected in our contracts with the advertising agencies or media outlets** we work with.

We have rules and policies in place to guide employees, contractors and third parties with regards to the proper use of social media (e.g. on the publishing of facts, information or opinions about the Company). The Global Communication area is responsible for driving and fostering the implementation and compliance of our rules and policies.

With regard to raising awareness and training our employees about the importance of responsible communication, we address this issue in our Responsible Business Principles course.

In view of the substantial impact we can have through our television platform, we have a **specific Responsible Communication Code for Movistar Plus+**, approved by the Executive Committee of Telefónica Spain. This code is aligned with our Responsible Business Principles and our internal regulation on Responsible Communication. We have ethical editorial criteria for all productions (in-house, purchased or outsourced), as well as pre-broadcast controls, anti-piracy mechanisms and a Content or Production Officer to oversee each production.

All Movistar Plus+ stakeholders have been informed about the code to ensure that it is accepted and respected on a daily basis by employees, suppliers and external collaborators, analysts, customers and society in general.

Possible complaints/enquiries are channelled through the Whistleblowing and Queries Channel.

Our internal regulation on Responsible Communication provides guidelines on how to address customers and other stakeholders.

Telefónica's Responsible Communication Regulation

We promote these principles:

Legality



We comply with the rules and policies, we protect intellectual property and we do not encourage illegal, irresponsible or discriminatory behaviour.

Neutrality



We promote freedom of expression and creativity, while respecting the right to dignity and privacy.

Protection of minors



We manage content responsibly and have preventive, safe advertising and awareness-raising measures.

Integrity and transparency



We ensure compliance with Telefónica's Anti-Corruption Policy.

Diversity



We promote equality and social integration.

Values and talent



Our business commitment to creativity and innovation is reflected in the content.

Planet Pledge

In line with our commitment to transparency, in 2021 we joined the Planet Pledge initiative launched by the World Federation of Advertisers (WFA). It is designed to help companies' marketing and communications teams to be part of the solution to climate change.



We are committed to:

a. Being part of the global Race to Zero campaign and encouraging our marketing supply chain to do the same.

b. Increasing the capacity of our marketing and communications teams to spearhead climate action by providing tools and guidance to marketing specialists and agencies.

c. Harnessing the power of our communications to encourage more sustainable consumer behaviour.

d. Enhancing a trustworthy marketing environment, where sustainability claims can easily be substantiated to build consumer confidence and thus avoid greenwashing.

2.10.6. Progress in 2023

2.10.6.1. NPS: results and progress

The overall NPS for the 2023 financial year was calculated based on the results of our operations in Spain, Germany, Brazil and Hispanoamerica.

The robustness of our networks, the adaptation of our offering to customers' needs and our efforts to facilitate transactions through our contact channels have merited the trust of our customers and enabled us to build on the historical results achieved in 2022. In 2023 we achieved an NPS of 31, increasing Telefónica's recommendation rating by one point above the 2022 year-end figure and by more than 10 points above that of 2017, when we first started tracking this metric.

Telefónica Group NPS

	2022	2023
	30	31

Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela).

By segments we also achieve a exceptional results this year:

Telefónica Group NPS (by segment)

	2022[1]	2023
B2C	23	25
B2B	51	49

Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela).

In 2023 we achieved a **two-point increase** over the year-end 2022 figure in the **B2C segment** and were d**own two points** for the **B2B segment** (the 2022 report does not feature the same dataset, as it did not include Hispanoamerica).

These results include responses to the tailored offering and actions carried out following active listening as part of each operator's Voice of the Customer program, for which some examples and figures are given later in this Report.

2.10.6.2. Reputation

At Telefónica, reputation is key to ensuring consistency with our long-term vision. Measuring reputation allows us to see how society (customers and non-customers) perceive our overall performance and helps us to understand their expectations. To do this, we focus on four crucial features, namely admiration, esteem, confidence and good impression (the RepTrak Pulse® model).

We include factors that allow us to determine how the Company is perceived with regards to environmental, social and governance (ESG) issues, as adequate management of these issues is becoming increasingly important for both companies and their various stakeholders when it comes to building reputation.

Customer satisfaction has been part of our variable remuneration system since 2008.



For further information, see chapter 2.15. Governance and culture of sustainability

In 2023 the **combined RepTrak Pulse® score** was made up of the results for Germany, Brazil and Spain, to give a score of 62.43 points out of 100. While there are many variables that affect reputation, an erosion of trust and the increased uncertainty generated by the global macroeconomic situation have had a significant impact.

We strive to be recognised as a company that acts sustainably, promotes diversity and inclusion and takes into account the needs of society. Our long-term ambition is not just to outpace our competition but to reach reputational levels of other more favoured sectors, such as retail, automotive and food and beverage sectors achieving a RepTrak Pulse® of 70 or more. Players in these industries have been able to understand societies' expectations and provide them with a higher level of satisfaction than others, gaining trust and admiration from the public.

In 2023 we implemented various lines of action:

In **Brazil**, we focused on:

- Environment and inclusion: mass media coverage of our commitment to the environment, discussing the importance of recycling electronic material (Vivo Recycle) and the inclusion of women in technical services (Women in Fibre).

- Supporting diversity through art and culture: the LGBTQIA+ float at the Carnival of São Paulo and sponsorship of Black music festivals.

- Sporting sponsorships with the intention of publicly emphasising the importance of well-being, conscious use of technology and connection with nature.

In **Spain**, the emphasis was on:

- Promoting technology and digitalisation as a driving force for social progress and our commitment to the environment. By expanding the rollout of the 5G network in both urban and rural areas and switching off copper to move to a 100% fibre network, we facilitate society's access to connectivity and contribute to our net zero emissions pledge. We also launched a circular economy program to promote responsible and sustainable consumption.

- Raising awareness and training people in the proper use of technology through various projects, such as #MalamadreEnModoAvión to promote digital disconnection amongst families, demonstrating the need to continually educate people on the healthy and positive use of technology. We also regularly share

---

[1] Data reported in 2022: B2C 23, B2B 58; did not include Hispam.

expert insights into the responsible use of technology through a weekly newsletter to our customers.

Lastly, in **Germany**, we focused on:

- Responsibility towards customers: adding value to our offering to improve the customer experience and fostering innovation. Some of the fruits of this initiative include the launch of new products, special and innovative tariffs, network growth, collaborations with Apple, promotional activities and campaigns to build an emotional connection with the O2 brand, such as initiatives involving O2 Music and the collaboration with SURFTOWN MUC, the largest urban surf park in Europe.

- Responsibility towards society: raising awareness through activities and communication campaigns related to the environment, volunteering and responsible digitalisation.

2.10.6.3. Quality and reliability of our network and services

Network quality and reliability

In accordance with the international standard on telecommunications services from the Sustainability

Accounting Standards Board (SASB), we assess a series of indicators relating to the quality and transparency of our services. Due to the particular features of each technology, these calculations can only be performed on each technology separately and the results depend on the geography of the regions in which the service is operating.

We continued to report on all services (voice, data and television) in 2023, for both the fixed and mobile networks of Telefónica Spain.

From the analysis of the indicators of frequency and average duration of outages (TC-TL-550a.1), it can be concluded that **service availability was above 99.9%**.

In addition, throughout 2023 we leveraged the benefits of AI and machine learning alongside the vast amount of data in our network. We are making progress across the Group's operations in automating and empowering network and systems processes, resulting in improved network availability as we are able to anticipate problems, resolve them automatically and reduce the potential for human error.

SASB indicators

		2023
TC-TL-520a.2	FIXED LINE NETWORK: average actual sustained download speed in megabits per second (Mbps) of owned and commercially associated content.	FTTH 600: 618,101 Mbps FTTH 1000: 911,331 Mbps There is no differential assessment between associated and non-associated content
	MOBILE NETWORK: average actual sustained download speed in megabits per second (Mbps) of owned and commercially associated content.	4G: 50,09 Mbps There is no differential assessment between associated and non-associated content
	FIXED LINE NETWORK: average actual sustained download speed in megabits per second (Mbps) of non-partnered content.	FTTH 600: 618,101 Mbps FTTH 1000: 911,331 Mbps There is no differential assessment between associated and non-associated content
	MOBILE NETWORK: average actual sustained download speed in megabits per second (Mbps) of non-partnered content.	4G: 50,09 Mbps There is no differential assessment between associated and non-associated content
TC-TL-550a.1[1]	FIXED LINE NETWORK: system average interruption frequency (interruptions per customer).	1.60
	MOBILE NETWORK: system average interruption frequency (interruptions per customer).	27.84
	FIXED LINE NETWORK: customer average interruption duration (hours per customer).	3.54
	MOBILE NETWORK: customer average interruption duration (hours per customer).	0.05

 For further information, see 2.20.10. SASB compliance table

Health and safety in our products
GRI 416-1, 416-2

No non-compliance was detected in any region in 2023 and 100% of the devices we market comply with the local regulations in each of the markets where we are present.

Electromagnetic fields

In 2023 we took 56,448 measurements at our base stations.

These have always been below ICNIRP levels in every country in which we operate, even those without their own regulations.

Commitment to research
The scientific research in this field is a priority area for the World Health Organization. Similarly, the research program of the European Union includes a number of projects in this area that aim to address the possible health effects of electromagnetic fields.

Telefónica follows these initiatives closely. In particular, Telefónica Spain is collaborating with the Emerge-5G research project, Electromagnetic Field Methodologies for 5G Use Cases. Its main aim is to develop new methods and guidelines for the assessment of exposure to the different innovative use cases intended for 5G communication networks.

Telefónica has provided technical data on the necessary base stations to carry out exposure measurements. These preliminary measurements, carried out as part of the EMERGE-5G project using frequency and code selective measurement methodology, have shown that the actual instantaneous measured exposure is lower than the maximum measured possible exposure, either in the absence of 5G traffic (environmental measurement) or in the presence of active 5G traffic generated with a high volume of data. These results were presented at the BioEM (Bioelectromagnetic) conference held last spring in Oxford.

2.10.6.4. Adaptation to customer needs

One of the lessons learned from our Voice of the Customer programs is that there is demand for products and services tailored to the needs of our customers.

In **Spain**, miMovistar allows customers to subscribe to, configure and manage what they need at any given moment and what they are actually going to use. In this way, customers are able to configure their bundles, choosing from a **range of options** designed to make their lives better. They decide what is best for them.

Germany's O2 Grow, the first tariff in the country that automatically increases annually the offering to the customer every year without price increases (i.e. each year customers get 10 GB added to their monthly data allowance for free). This meets the customer's need to have more and more data on a wider range of devices, without having to pay more.

In addition, with Testkarte, customers can test our network (voice and data coverage) for 30 days free of charge before having to decide whether they want to sign up with us. This gives customers an excellent opportunity to test whether the product meets their expectations and needs, thereby avoiding a bad post-purchase experience. Furthermore, with the Flex for Free option, customers have a flexible contract with no minimum length and at no additional cost.

Customer Health Index

Our goal in Telefónica Spain, is for all our products and services to achieve a score above 90%, with corrective initiatives being established prior to market launch for those that do not.

We hit our 2023 target for our main products, in that they all registered a rate of over 90%. For value-added services, the average and weighted score exceeded the target of 92%.

2.10.6.5. Customer service management

Complaints

Achieving satisfactory solutions to complaints is vital for Telefónica. Listening to customers and resolving complaints has a decisive influence on both customer satisfaction rates and on whether customers recommend services. For this reason, Telefónica has teams dedicated exclusively to dealing with all complaints, be they by telephone, email or post.

In Spain and Brazil, in addition to the usual channels, we also have offices to deal with escalated complaints.

Customer Defence Service (Spain)
In 2023 the Customer Defence Service (CDS) continued its efforts. This is a pioneering customer initiative among telecommunications operators, which was launched by Telefónica voluntarily in 2006. It is an independent area of the business that Telefónica provides to its customers as a higher authority for escalating complaints if they have not received a satisfactory response from the first line of customer service. CDS resolutions are based on fair and independent criteria and are binding for the Company.

In 2023 the SDC received 4,062 letters from customers requesting action, and 64% of the cases were admitted for processing, as they fell within the scope of the body's remit. Of these cases, 88% were resolved in favour of the customer. In terms of the channels used, virtually all requests (98%) were made using the online form once the postal method was withdrawn (the postal method remains only for exceptional cases affecting individuals that should not be left behind, such as older people or those without access to digital resources, etc.).

The second function of the CDS is to identify and report to committees and management **opportunities to improve** internal processes and practices with regard to the end customer. In this regard, in 2023 the CDS continued to report on the device-leasing offer, both in terms of the offer itself and concerning logistics and maintenance matters. Reports have also been submitted on procurement using the new customer authentication and express acceptance method, which involves a one-time password (OTP).

Ouvidoria (Brazil)

Vivo has a channel for dealing with customer complaints in the second instance, to assist those who have already used other service channels and have not had their problems resolved. The channel aims to transform every complaint into a story, which feeds back to the whole organisation in pursuit of the best customer experience through our services. Its mission is to represent the interests of customers within the Company, acting impartially in the analysis and handling of complaints received, as well as in the review of internal processes.

Ouvidoria is open to all of the operator's customers who have, or have had, Vivo services.

In 2023 Ouvidoria handled 138,000 calls per month, contributing to a 16% reduction in complaints to the Brazilian Telecommunications Regulatory Agency (Anatel). In a pioneering move, it extended its opening hours to 19:00 and also achieved 100% compliance with the new Service Quality Regulation (RQUAL) inspections, demonstrating total alignment with regulatory requirements and a broad commitment to improving the experience of customers who use the channel.

2.10.6.6. Voice of the Customer Programs

Our main operations use the same methodology, which is beneficial when it comes to sharing best practices.

Anonymised data is used in all cases. It is updated after every interaction and is available online and from any device for any area of the organisation.

Spain

In 2023, 16 million customer surveys were conducted with nearly three million responses received.

These surveys provide information on various relevant KPIs, such as satisfaction with the process, with the channel and with the technician, operation, performance, devices, etc., and include open questions where the customer can freely express his or her opinion of the service. Customer responses are analysed and classified using AI techniques to inform decision-making and continuously improve customer care.

Handling dissatisfied customers through the close-the-loop approach has resulted in **almost 70% of customers ending up satisfied.**

All levels of Telefónica's internal organisation, from the areas that work with the customer service channels to the Management Committee and our suppliers, have access to the Voice of the Customer tool, which allows them to take action to improve the satisfaction of Movistar's customers.

Germany

Germany has its own Voice of the Customer tool that it uses as a yardstick for 25 customer journeys and touchpoints, as well as ad hoc studies to measure, for example, user experience or how a product launch or campaign is received. The tool records around 1.2 million results per year in total.

In addition to collecting customer recommendation information (NPS) and the reasons why customers would recommend the service or not, in order to analyse the root cause, other indicators such as customer effort, the percentage of unfriendly interactions, and perception of the network, the brand and the price are also measured.

Around 5,000 calls are made per month to detracting customers, mainly to close the loop, which is reflected in a significant increase in the NPS score.

Advanced analytical tools have been created to analyse the information collected, allowing us to identify both weaknesses and strengths in our relationship with the customer, so that we can carry out the necessary structural changes to correct our weaknesses and reinforce our strengths.

Since its launch in 2019, the program **has ultimately allowed us to continue increasing our recommendation rates.**

Brazil

In 2017 the Company launched the Vivo DNA customer experience transformation project, which is based on four principles of action: "be reliable", "be efficient", "be user-friendly" and "be engaging".

This Voice of the Customer program runs throughout the Company; the entire workforce is key to transforming the customer experience through their contacts and interactions with Vivo.

Among the main initiatives of this program is **Vivo DNA Voice**, one of the largest satisfaction measurement systems in Latin America, which performs transactional surveys that reach 100% of customer touchpoints.

The DNA Thermometers map over 100 processes and disseminate relevant information on a digital platform that is accessible to all employees, from the front line to the Executive Committee, allowing them to identify opportunities and support the Company's strategy through quantitative and qualitative analysis and statistical modelling. **We receive more than 50 million responses from our customers each year**. They are the main driving force for the transformation of the Company's customer journeys, processes and channels, through the satisfaction teams.

These multi-disciplinary and multi-hierarchical teams are trained to identify and address structural opportunities that affect many areas of the Company, impacting millions of customers in recent years.

Another of the most significant initiatives is **DNA Resolve,** another close-the-loop program that aims to convert dissatisfied customers. **Some 67% of customers say that their problem was resolved after a follow-up survey.**

The initiative allows for the incorporation of **continuous improvement** models as, in addition to solving each customer's specific problem, the information obtained is categorised and turned into input for prioritising structural improvements to customer journeys and business procedures, thereby preventing other customers from experiencing the same problems.

This joint endeavour is reflected in the improvement in overall customer satisfaction, the Net Promoter Score (which has grown steadily in recent years), and the decreasing number of complaints made by our customers to consumer protection agencies in Brazil: **over 40% fewer complaints to Anatel** in the last two years (ref: 1H23).

2.10.6.7. Responsible communication

We have updated the Movistar Plus+ Responsible Communication Code. The aim of this code is to convey the measures through which we implement the principles and commitments of the Responsible Communication Regulations on the television platform.

Planet Pledge

In 2023 we delivered training to around 450 marketing, communications, events and sponsorship staff to enable them to identify the environmental impact of their projects and help them reduce it. We also provided guidelines and recommendations on how to avoid and detect greenwashing.

Milestones

❶ We remain committed to incorporating the voice of the customer in our processes and adapting our value proposition to what they really need.

❷ We incorporated AI into our customer service channels to offer a personalised experience.

❸ Our customer recommendation levels continued to rise.

❹ We complied with the emissions levels established by the ICNIRP, even in countries without their own regulations.

2.11. Sustainable offering and innovation

Key points

52%

of our solutions have been verified as Eco Smart for the environmental benefits they generate for our B2B customers.

>80

products and services evaluated under the Responsible Design framework to date.

Launching

the first three services focused on digital security and anti-fraud as part of the GSMA Open Gateway initiative.

2.11.1. Sustainable offering

2.11.1.1. Vision

At Telefónica, we are committed to achieving a world where t**echnology helps protect the planet and connects people's lives, leaving no one behind.** That is why we promote the digital and green transitions as twin transitions while at the same time being committed to accessibility and developing solutions that help improve people's lives.

It is becoming increasingly urgent to accelerate the green transformation of the economy and society in order to achieve the required level of decarbonisation and limit the global temperature increase to below 1.5°C. The digital transition is key to achieving this, , while improving the competitiveness of the economy at the same time.

Organisations such as the **World Economic Forum** and the **Exponential Roadmap** initiative state that digital technologies can help **reduce global greenhouse gas emissions** by 15% by 20230 when implemented in industrial sectors, and by up to 35% if we consider their ability to transform people's habits.

We develop green digital solutions to help our customers transition towards more sustainable and competitive business models.

We are also work to reduce the environmental impact of our products, and we provide transparent information on the environmental benefits they offer. This enables customers to integrate sustainability criteria into their purchasing decisions and consume technology in a more responsible way.

We work not only with the environment in mind but society as well, as **it is people who give meaning to technology** not the other way around. We therefore ensure that our offering is ethical, inclusive and respectful of human rights.

That is why we develop products and services that incorporate **accessibility criteria** from the design: so that they can be used by as many people as possible leaving no one behind. This is especially critical for elderly people and people with disabilities, for whom technology offers an invaluable opportunity for social inclusion.

We aspire to a world where technology contributes to improving people's lives.

Targets

Our commitment to the environment is **to continue developing and promoting new digital solutions** to help our customers become more efficient and therefore **accelerating the decarbonisation of their businesses**, and we also pledge to continue quantifying our contribution in this regard.

 For further information, see 2.2. Energy and climate change

Accordingly, to this end, we have set the goal of further deploying the **Eco Smart seal** in **all our operations by 2024**.

In addition, we use our internal assessment framework Responsibility by Design to promote the adoption of **ethical, environmental and accessibility criteria** into new products and services (P&S) from the development phase through to final delivery to the customer.

In that regard, we have set the target of **assessing 100%** of our **new products and services** against the **Responsibility by Design framework by 2025.**

2.11.2 Impacts, risks and opportunities

While it is true that **connectivity and digital solutions** reduce CO_2 emissions from other sectors and improve people's lives, they **are also resource intensive**, consuming large volumes of resources such as minerals, water and energy. According to the European Commission, digital technologies consume 8-10% of the world's energy and generate 2-4% of global greenhouse gas emissions.

To minimise these negative effects, we are reducing the environmental footprint of our network, which is the base of all the digital solutions we offer.

 For further information, see 2.2. Energy and climate change

The **UN** expert panel has warned that the world must cut greenhouse gas emissions by **45% by 2030** and achieve **net zero emissions by 2050** globally.

As a result, **we foresee an increased customer demand for technological solutions** that will make their **operations and processes more sustainable** by reducing their Scope 1 and 2 emissions, and also a greater demand for products with a lower environmental impact and more circular that help reduce their scope 3 emissions.

This will deliver new business opportunities for our connectivity and Eco Smart solutions, as well as for the new services based on innovative technologies such as 5G and artificial intelligence (AI) that we plan to develop in the coming years to help our customers decarbonise. We also hope to meet the growing demand for products with a low environmental impact through projects such as the Eco Rating label and circular economy-based products.

 For further information, see 2.3. Circular economy

In social matters, and specially with regard to the accessibility of our products and services, in recent years we have seen an increase in national and supranational **legislation** introducing stricter requirements and penalties for non-compliance.

Through our Responsibility by Design project, we endeavour to **reduce risks in this respect** and make our products innovative, accessible and barrier-free. This will ensure inclusive services for all people, set us apart from the competition and enhance our reputation.

At the same time, we have observed a considerable rise in the size and relative weight of the market of people with disabilities and older people. Betting on accessibility therefore represents an **opportunity** to boost our market share.

These business opportunities inherently carry risks associated with the greater costs of investing in the development of products with a lower environmental impact. However, the Company will continue to focus on innovation to mitigate these risks as much as possible and meet the current or future demands of our stakeholders in terms of **ethics, privacy, human rights, accessibility and the environment.**

We develop these solutions in tandem with a number of technology partners in order to ensure a positive **impact** on the entrepreneurial ecosystem that contributes to the development of companies and startups.

2.11.1.3. Action plan and commitments

To ensure that we keep the negative impacts of our products and services to a minimum while enhancing the positive, we work **to incorporate different environmental, accessibility and ethical principles** therein. We also provide **information on these attributes** to customers so that they can factor sustainability criteria into their purchasing decisions.

This is supported by the following lines of action:

> Digital solutions for the green transition

B2B - development of Eco Smart services

We develop services based on connectivity, *Internet of Things (IoT), cloud, big data and 5G.* These solutions have the potential to provide not only operational benefits and cost-saving, but environmental benefits as well. At Telefónica these solutions are identified with the **Eco Smart seal.**



The seal has four icons that represent energy savings, reduction of water consumption, reduction of CO_2 emissions and promotion of the circular economy.

The icons are coloured to identify the environmental benefit that our products and services have an impact on, where applicable. These services are externally verified by AENOR.

Below are some of our Eco Smart solutions, all of which are based on our fixed and/or mobile connectivity.

Connectivity

Connectivity is the number one requirement for accessing the digital world. It is a core service that we offer directly to our customers, and it is also **included in the majority of the most advanced digital solutions.** Telecommunications networks are therefore the main and most powerful platform for making progress towards the green transition.

Our sustainability strategy focuses on optimising these networks through energy efficiency, renewable energy and advanced technologies, including fibre as a replacement for copper (85% more energy efficient) and 5G (up to 90% more efficient than 4G in terms of energy consumption per unit of traffic).

As a result, we can respond to the growing demand for data with a robust, secure, stable and increasingly sustainable network that **supports the adoption of actions** that contribute to **the reduction of CO_2 emissions**, such as **teleworking, migration** of services and servers to the **cloud**, and remote training and medical care, etc.

5G connectivity-based solutions

Over the next decade 5G is expected to bring about unprecedented technological disruption in several sectors of the economy and in society. **At Telefónica we are already offering 5G solutions for large companies and administrations**. The first use cases we offer include the incorporation of robots into industry to improve processes and operations; remote assistance with supervision, assembly and operation of assets provided remotely by expert staff; and the use of drones for inspections of critical and remote assets, stock control, supervision and control of spaces, swift assistance, etc.

These use cases remove the need for travel, improve predictive maintenance, increase the efficiency of productive processes and therefore generate significant environmental benefits for our customers.

Digital workplace

Productivity and collaboration solutions enable people inside and outside the organisation to connect and work remotely and flexibly. They deliver **considerable environmental benefits** by reducing travel, fuel consumption and office HVAC. All this translates into lower CO_2 emissions and less air pollution in cities.

Cloud

Companies are increasingly relying on the cloud to carry out an endless number of processes that make them more agile, flexible and efficient. The cloud offers them a place to integrate all their networks and services safely, provides instant access to critical information, delivers greater control of their business and increases engagement among their employees.

We have made a commitment to offer companies solutions that best suit their needs. That's why we have a comprehensive portfolio of global services, which has been enhanced by worldwide agreements with leading hyperscalers, including AWS, Google and Microsoft Azure.

Digital solutions to environmental challenges



Connected living



Cloud



IoT & Big Data



Other digital services



Smart **metering**

e-Health

Smart **factories**

Smart management of the **water cycle**

Smart **waste management**

New ways of working

Smart **urban lighting**

Smart **energy**

Smart **traffic**

Fleet management

Smart **parking**

Smart **agriculture/ livestock**

Smart **irrigation**

 Energy saving

 Reduction in water consumption

 Reduction in CO_2 emissions

 Circular economy

Our cloud services use servers hosted in data centres that meet high energy efficiency standards. The average Power Usage Effectiveness (PUE) of our main data centres in 2023 was 1.69.

Consequently, the migration of companies to the cloud leads to reduced energy consumption and therefore reduced emissions.

IoT, big data, AI and blockchain

Technologies such as IoT, big data, AI and blockchain are key to economic recovery and sustainability.

All connected objects and equipment generate data in real time. When we combine the data from these objects with those of our customers and other external sources, we get processed and analysed information that enables us to increase the efficiency of production processes, reduce consumption of raw materials, decrease wastage and even extend the life span of equipment. This can all be seen in services such as:

- **Smart meters** for our customers in Spain and the United Kingdom, where Telefónica manages millions of connected electricity, water and gas meters.

- **Solutions for smart cities** based on the optimisation of lighting, parking space use, waste management and collection, and on high precision prediction and analysis of air pollution in cities.

- **Energy efficiency solutions**, telemetry and remote management of energy consumption at the offices, factories or buildings of companies with a large geographical spread, such as hotels, banks and supermarkets.

- **Agricultural management solutions,** such as precision farming, which enables more efficient decision-making and maximises yields, and smart irrigation management, which combines information sources with AI-based telemetry and telecontrol systems at all stages of irrigation, thereby saving water by optimising consumption and minimising leaks and breakages in storage and distribution systems.

- **Solutions for the transport sector** that optimise the planning of transport systems and infrastructure through a greater understanding of passengers, timetables and routes, thereby adapting plans to the real needs of passengers with maximum budgetary control and minimal environmental impact.

- **Mobility solutions**, such as our fleet management and asset tracking solutions, which make all kinds of processes more efficient, including route optimisation, resulting in reduced consumption of energy and associated CO_2 emissions, and vehicle condition monitoring, helping to extend vehicles' useful life.

- **Solutions for Industry 5.0,** which see private networks (5G or LTE) and associated solutions (for example, AGVs, predictive maintenance, asset control and operator safety) taking the manufacturing and mining industries and the port and airport management sector to new levels of operation, flexibility, productivity and efficiency.

- **Drones**, which make it possible to monitor and optimise operations and guarantee the life cycle of industrial plants, supervision of works, safety and emergency management, etc. With this solution, Telefónica offers an end-to-end service including drones with cameras and sensors, connectivity, a fleet management platform and piloting and maintenance of the solution.

In addition, the inclusion of the technological capacities of **blockchain** in many of the use cases mentioned above improves traceability, transparency and security, delivering faster and more efficient ways of doing things. Examples of this are our implementation of document management (which eliminates the use of paper in the management of delivery notes, official certificates, contracts, etc.) and the traceability of foodstuffs and medicines to optimise logistics and promote the circular economy.

B2C - Connected Living

Our mobile and fibre connectivity services are key to people leading more digital lives. Thanks to these services, **customers in the residential segment** can use online applications or services to work and learn remotely, share cars, access real-time information on the public transport in their cities and, consequently, are able to **make** many of their day-to-day activities **more environmentally friendly.**

Emissions avoided by our customers

Each year we quantify Telefónica's contribution to the twin transitions and calculate the greenhouse gas emissions we help our customers avoid by using our connectivity and Eco Smart solutions.

 For further information, see 2.2. Energy and climate change

> Building a sustainable offering

We work to reduce the environmental impact of our products while encouraging the inclusion of accessibility features.

Eco Rating

Telefónica is part of the Eco Rating consortium, the driving force behind a system that measures the environmental impact of mobile phones throughout their life cycle. Our aim is twofold: to help our customers make informed decisions about the handsets they buy and for mobile phone manufacturers to incorporate environmental criteria into their design and manufacturing processes.

The Eco Rating methodology **assesses the environmental performance of phones** from 1 to 100. The higher the score, the more environmentally friendly the phone is for the planet.



It covers 22 environmental and material efficiency indicators and criteria, and is based on information provided by the manufacturers themselves concerning the technical specifications and components of each mobile phone.

Refurbished mobile phones

We sell refurbished second-hand phones with the aim of extending their useful lives and promoting the circular economy.

 For further information, see 2.3. Circular economy

Accessible mobiles

We are steadfastly committed to putting technology to work for people, leaving no one behind.

That is why we require our suppliers to assess the accessibility of their handsets as part of the homologation process for the mobile devices we purchase. We make this information available to our customers so that they can purchase the handset that best suits their needs.

 Más información en el apartado 2.12. Inclusión Digital

Responsibility by Design

This is a internal assessment framework that we have developed with the aim of **promoting the inclusion of ethical, environmental sustainability** and **accessibility principles** into **products, services** and **channels** and their various upgrades from **development** all the way through to final delivery to the customer.

The Responsibility by Design framework encompasses **two main pillars**:

- **Design ethics** linked to our commitment to our customers to ensure transparency, simplicity and integrity in all communications and interactions we have with them. This also means that we follow ethical and responsible principles in the use of AI and data management, harnessing their full potential safely and securely and avoiding unintended consequences.

- **Sustainability applied to design**, ensuring respect for human rights in order to promote positive impacts and avoid negative impacts that could pose a risk to the Company. For example, we promote accessibility as a cross-cutting principle right from the outset, so that everyone can use our products and services in a satisfactory, safe and independent manner. We also minimise the impact of our activity on the environment while helping our customers to reduce theirs by using our solutions.

The pillars of Responsibility by Design

Ethics applied to design		Sustainability applied to design	
Principles of responsibility to the customer	**Ethical principles applied to AI and data management**	**Design taking into account impact on human rights and accessibility**	**Impact on the environment**

Design ethics

Principles of responsibility towards customers	Ethical principles applied to AI and data management
These are the values that form our customer promise and shape the way we relate to our customers.	The aim is to avoid the possible negative consequences of their misuse.
Simplicity: we ensure that all product and service processes and operations are accessible and understandable to our customers.	**Fair:** we seek to ensure that AI technology applications produce fair outcomes, i.e. that they do not lead to discriminatory effects on the basis of race, ethnicity, religion, gender, sexual orientation, disability or any other grounds.
Transparency: we provide all information about our products and services to our customers in a proactive and transparent manner.	**Transparent and explainable:** we will be explicit about the type of data, personal or otherwise, that AI systems use, as well as the purpose for which they will be used.
Integrity: we deliver what we promise.	**People-centric:** the product or service must serve society and must not under any circumstances have a negative impact on human rights or the achievement of the sustainable development goals
	Privacy and security by design: when building AI systems that are powered by data, privacy and security issues are an inherent part of the system life cycle. This principle guarantees the utmost respect for individuals' right to privacy and their personal data.
	Working with partners and third parties: we are committed to verifying the logic and data used by suppliers so as to ensure that these principles are respected.

Sustainability applied to design

Design that takes into account the impact on human rights and accessibility	Impact on the environment
Products and services that anyone, irrespective of their abilities, can use in a satisfactory, safe and independent manner.	Environmental criteria are incorporated into the design with the aim of reducing environmental impacts while enhancing the benefits the features of the product or service may bring to the environment.
Digital rights: ensuring that our products respect and/or promote the human rights of our customers, with a special focus on minors and other vulnerable groups. The Company has a firm commitment to human rights, as outlined in our Responsible Business Principles and our Human Rights Policy.	**Design with environmental criteria :** encouraging the development of more sustainable, efficient and circular processes, prioritising the reduction of resource consumption.
Accessibility: making sure that anyone, irrespective of their abilities, can use our products and services in a satisfactory, safe and independent manner, especially those with a web interface or app.	**Waste management:** prioritising material reuse and recycling channels.
	Energy consumption: providing energy efficiency solutions.

It is important to stress that in order to achieve successful implementation we are constantly working to strengthen our organisational culture and to raise awareness of and improve training on the ethical and sustainability principles that are applied to our products and services, especially for our product developers.

Being responsible with our products and services is a way for all of us to make the Company more inclusive, more respectful and more aware of its social and environmental impact. In short, to become a more responsible company, we need to be able to put ourselves in our customers' shoes from the outset and anticipate their needs.

Accessible channels

With the aim of achieving an equal and barrier-free user experience for all our customers, we are working to improve the accessibility of our **shops and our procurement, communication, customer service and support channels.**

 For further information, see 2.12. Digital inclusion

2.11.1.4. Progress in 2023

> Eco Smart

Last year we continued developing green digital solutions and rolling out the Eco Smart seal in new markets. Currently, **AENOR** has assessed the solutions catalogues for **T. Tech, Spain, Germany, T. Tech UK&I, Brazil, Chile, Colombia, Mexico, Peru** and Telefónica Global Solutions (**TGS**). Its results have verified 52% of the services we offer the B2B segment as being Eco Smart because of their potential to deliver environmental benefits and contribute to mitigating our customers' impact on the planet.

We also continued evaluating newly launched products and services. Once evaluated, these are added to the catalogue for the Group's companies already verified under the Eco Smart framework in previous years.

> Avoided emissions

Thanks to the efficiencies generated by our connectivity and Eco Smart services, we helped our customers avoid the emission of 86.1 million tonnes of CO_2 in 2023.

 For further information, see chapter 2.2. Energy and climate change

> Eco Rating

Participation in the Eco Rating project expanded further in 2023, to reach a new total of 11 telecommunications companies and over 20 mobile device manufacturers.

By 2023 the project had been available in all of Telefónica's markets in Europe and Latin America (with the exception of Venezuela as we do not sell handsets there). In the time between updating and launching the new Eco Rating label system in 2021 to the end of 2023, we in Telefónica assessed more than **200 devices.**

> Responsibility by Design

We have evaluated **more than 80 products** under the Responsibility by Design project since its inception. Its principles have been introduced into the development process for new products and services at Telefónica Spain, and over the course of 2023 we began introducing them at Telefónica Brazil.

In 2023 we also started reviewing the **environmental, accessibility and AI requirements** relevant to Responsibility by Design. Our purpose was, on the one hand, to improve the level of excellence of our products and services in terms of ethics and sustainability from 2024 onwards and, on the other, to align ourselves with the European Accessibility Act, which will come into force from 2025.

With regard to the ethical aspects of AI, last year we published our **Artificial Intelligence Governance Model Regulations**. These internal rules define the roles and processes involved in the responsible management of AI, among other things. The document is our frame of reference for all matters relating to the design, development, use, acquisition and marketing of AI systems at Telefónica.

We have also created an app to document the AI systems that are developed, used and/or marketed at the Company, in order to identify associated risks.

Milestones

❶ 52% of Telefónica's services have been verified as Eco Smart.

❷ We implemented the Eco Rating in 100% of our markets.

❸ We published the Artificial Intelligence Governance Model Regulations, which define the roles and processes involved in the responsible management of AI, among other matters.

2.11.2 Sustainable innovation

2.11.2.1. Vision

For Telefónica, putting in place measures to encourage innovation and product development has been an integral part of our business throughout our 100-year history.

We view innovation as the ability to anticipate the future and to understand the needs and challenges our customers and society as a whole are dealing with.

For Telefónica, being a pioneering company means anticipating market needs and tackling social and environmental challenges with an inclusive, ethical and human approach.

Our strategy is built on two pillars:

- **Incremental innovation,** which is about pursuing the continuous improvement of existing technologies to adapt them to new societal demands, thus allowing us to develop more efficient and sustainable solutions.

- **Disruptive innovation,** which enables us to identify new business models capable of transforming the market and contributing to social development.

This innovation strategy is underpinned by a two-pronged approach:

- First, seeking to boost internal and cross-cutting activity throughout the Company, especially from the units of networks and IT systems and the digital service development..

- Secondly, and based on open innovation, seeking to promote the entrepreneurial ecosystem through the support and financing of startups. In addition, we encourage collaboration with technology partners with the aim of attracting the best external innovation available on the market.

2.11.2.2. Governance and policies

Our Responsible Business Principles, the Company's ethical code, are the main framework that set our commitment to innovation. Section five of our Principles describes our commitment to innovation, development and the responsible use of technology.

As innovation is a cross-cutting process that is present throughout the organisation, there is no centralised management. We do, however, have a number of organisational structures that spearhead each of the different key aspects.

The main areas involved in innovation management are:

Internal innovation	**Core innovation**	• Identifies opportunities for reinventing ourselves in the medium and long term. It is managed by Telefónica Digital Innovation.
	Network and systems innovation	• Builds capabilities in order to develop and integrate technologies into our networks and systems. The aim is to offer a unique, competitive, safe and sustainable experience. It is coordinated by the Global Chief Technology and Information Officer (GCTIO).
	Open Gateway	• We are championing this GSMA-led telecommunications industry initiative aimed at transforming networks into global, standardised API (open interface) development platforms. This will allow for a new generation of digital services.
Open innovation	**Boosting entrepreneurship and startups**	• Connects Telefónica with technology disruptors from around the world in order to attract talent and emerging technologies from startups. This allows us to identify the most outstanding projects on the startup scene to invest in, incorporate new solutions into the Company. Wayra and Telefónica Ventures are the two main initiatives involved in this line of innovation.

Main innovation indicators

	2022	2023
R&D+i investment (million euros)	3,721	3,203
Percentage of R&D&I investment/revenue	9%	8%
R&D investment (million euros)	714	785
Percentage of R&D investment/revenue	2%	2%
Percentage annual increase/decrease in R&D investment	(15)%	10%
Patent portfolio	344	374
Industrial design portfolio	91	114
Utility model portfolio	9	9
Industrial property rights portfolio	444	497

These figures have been calculated using the guidelines established in the OECD manual.

R&D Investment by region



16% 14% 29% 22% 18%

Germany Spain
Brazil UK
Hispanoamerica

Investing in innovation produces a number of industrial property assets that can become standout features of our future services and/or can be marketed by third parties through licensing.

According to the European Union's Research and Innovation Observatory, we currently rank among the top 50 companies in Europe for R&D investment.

New assets generated in 2023

Assets	Scope
Seventeen Patents	Thirteen European patents Four international PCT patents
Five Industrial design	European Union Intellectual Property Office, United Kingdom, Argentina, Brazil, Chile, Colombia and Peru.

Lastly, in 2023 we developed and expanded the Innovation and Talent Hub at the Company's headquarters in Madrid, which covers lines of work related to connectivity, cybersecurity, AI, the metaverse and computing, as well as initiatives to teach in new digital skills.

2.11.2.3. Impacts, risks and opportunities

Technological disruption, the relevance of connectivity, digitalisation processes and customer experience bring both risks and opportunities.

Innovation itself is essential to ensure a transformation that secures efficiency, business growth and user confidence. In addition, R&D investments are fundamental to our Company's long-term growth, as they foster our productivity and competitiveness.

Of the different potential risks of not tackling sustainable innovation, we must highlight the loss of income due to a portfolio of obsolete products and services that are not adapted to the evolution of market demands. Precisely, a consumer who is increasingly aware of sustainability issues pushes us to improve the quality of our products and incorporate ESG criteria in the design and marketing processes.

On the other hand, there is also a risk associated with misuse of what is being developed, or inadequate technical development. To avoid these cases, we try to carry out a detailed analysis of each objective we want to cover and to evaluate each of the problems we are trying to solve during the whole process of creating new solutions.

Innovation is becoming our main asset for contributing to the Sustainable Development Goals.

When talking about the opportunities generated by innovation, we should mention the new knowledge, technologies and digital solutions that enable us to tackle existing social and environmental challenges and guarantee the future sustainability of our organisation.

They give us the opportunity to reach new markets and customer segments that are interested in environmentally friendly and socially responsible products.

It is also worth highlighting the impact generated by our commitment to innovation. By promoting *startups*, we are fostering social change and economic recovery. Our projects create jobs, improve business competitiveness and contribute positively to the communities in which they are implemented.

2.11.2.4. Action plan, commitments and progress

We are going to analyse the progress of each of the activities developed by the main areas that manage innovation.

> Core innovation

Our priority in this area is to develop new digital services that improve people's lives, and we leverage the Company's main assets, such as its telecommunications networks, digital platforms and information systems to do so. Our current business units – which include IoT, big data and video – have their roots in projects that were developed years ago by the core innovation teams.

Some of the projects that were developed as part of core innovation projects in previous years and began to be marketed in 2023 are:

- **Web3,** which provides a financial layer on top of the traditional web and facilitates frictionless economic transactions online, creating opportunities for innovative business models.

- **NFT marketplace**, a platform for the creation and sale of digital art on which we collaborated with Fundación Telefónica and other social organisations.

- **Digital identity**, a project aligned with the proposed European digital wallet, which seeks to introduce a single Digital Identity system in the EU. With this project, we are creating the necessary capacity to facilitate management of the future digital identity scheme.

- **New Living Apps**, apps available through our television platform that enable innovative marketing schemes such as live shopping, which offers the possibility of incorporating commercial streaming content and providing incentives for shopping as part of the consumer experience. We also moved ahead with including payment capabilities in the Living Apps environment.

- **Cognitive digital marketing**, applying AI algorithms to data. The aim is to achieve better marketing results while ensuring consumer privacy, complying with our ethical commitments in the development of algorithms

and AI, and covering our customers' needs. This initiative has led to the creation of UTIQ, a joint venture involving a number of telcos, through which we are fostering an advertising ID solution that enables customers to retain control over when, how and with whom they share their data.

 For further information, see chapter 2.18. Privacy and security.

Lastly, in addition to our role as pioneers in the technological world, we devote a certain amount of our innovation efforts to improving existing technologies. We also work with private and public organisations and with the world of academia on projects that we develop in conjunction with universities at a national and international level.

> Open Gateway

The new technologies incorporated into networks in recent years have opened the door to innovative services being developed and new business models being built around them.

Combining cloud computing with the softwarisation of network elements and functions allows for the development of new business models based on Network as a Service (NaaS). At the same time, telecommunications companies have been upgrading the information systems and software platforms that operate the networks.

All this allows us to make certain functions securely available through standardised interfaces (Application Programmable Interfaces, or APIs) so that other companies can develop end services that are far more optimised and better adapted to the demands of the current market.

The driving force behind this strategic project is the GSMA. By November 2023, 39 mobile operator groups had signed up to the project, representing more than 200 mobile networks and over 60% of global mobile connections.

GSMA Open Gateway was introduced at the Mobile World Congress in Barcelona in 2023. In November, in cooperation with two other leading operators in Brazil, we launched the first three APIs: Number Verify, SIM Swap and Device Location.

> Network and systems innovation

The main purpose of the activities carried out in this area is to generate new capabilities in the Company's networks and systems in order to facilitate the development and commercial availability of the digital solutions of the future.

For that reason, we cover all stages of innovation, from ideation to sale, and foster collaboration with other operators, partners and customers.

The following diagram shows the different stages of the innovation process:

Stages of the innovation process:


Technological innovation
Exploration - knowledge acquisition
European projects, joint research units with universities and technological partners
Development and validation of solutions
Lab tests with suppliers and other operators members of the GSMA, TIP, 5TONIC, etc.
Technology transfer to operations
Common specifications, standards, open source within the GSMA, LF, O-RAN, TIP, etc.
Deployment to operation
Procurement and deployment
Moving to production

The process ends at the point when the technology is commercially available.

Our activities are organised around our long-term global program, the **Autonomous Network Journey.**

Its primary objective is to harness the potential of transforming our systems and networks principally by shifting to softwarisation and disaggregated architectures. This entails significant changes and improvements, from updating the network architecture itself to adapting processes and ways of working. All this takes place while fostering autonomy through data management, AI and machine learning, at the same time as we continue to maintain a customer-, sustainability- and security-oriented approach.

The program is led by the Autonomous Network Department in collaboration with the Technological Innovation and Ecosystems Department, and is implemented through local projects in each of the Telefónica Group operators.

The three pillars of this program are:

1. **High-capacity and energy-efficient networks**.
2. **Flexible architecture** that is software based and cloud native.
3. **Data- and AI-driven operations** with a high degree of automation and network operator assistance.

The main progress made under each pillar in 2023 is detailed below.

High-capacity and energy-efficient networks

In order to develop capabilities based on improved performance, optimal utilisation and increased efficiency, we have worked on the following lines of activity:

- **New generations of 5G and 6G mobile networks:** we have participated in European projects and demonstrations of the capabilities of 5G via use cases in the health, industrial, automotive and tourism sectors as part of our 5TONIC innovation ecosystem.

  We are currently focusing on advanced 5G and 6G network projects, such as DESIRE6G, ACROSS, PREDICT6G, aerOS, QSNP and 6GXR, in which we promote sustainability, security, data management, AI and quantum communications.

- **Network Slicing:** as part of the LIME project, we established that it is possible to create an end-to-end standalone 5G logical network (Network Slice) automatically, including radio, transport and core networks. We did this through a use case of augmented reality at sporting events, which demonstrated that the networks can be deployed within minutes.

  We alternate performance of tests like these with the exploration of new technologies as part of both European (Hexa-X-II, Trialsnet) and national (6G-Datadriven, 6G-Chronos, 6G-Integration) projects.

We contribute to the development of new mobile communication networks to make them more sustainable and secure.

- **Communications at home:** we are working on the development of a high-performance Wi-Fi solution that will allow us to control and program the home network at a competitive cost. These capabilities will encourage the development and deployment of new services with real-time requirements, such as virtual and augmented reality, video services and 8K gaming.

- **Open and disaggregated networks**: these networks will enable us to increase our flexibility in deploying new architectures, prepare 6G deployment models, programme new use cases and facilitate innovation. Costs will also improve as the supplier ecosystem expands and the sources of supply diversify.

In the area of open networks (Open RAN) we are developing pilots and limited rollouts in the UK, Germany and Brazil. We work with both traditional suppliers, evolving towards Open/Cloud RAN architectures, and new manufacturers to expand the supplier ecosystem in the area of radio infrastructure (Radio Access Network - RAN). These activities are complemented by collaborations with O-RAN Alliance and other European operators through Open RAN MoU.

We are also working on Open Broadband, a new open multi-vendor fixed access solution that enables speeds of 10 Gbps. It is expected to be certified to be ready for deployment in 2024. At the same time, we are innovating in relation to a future move towards 50G-PON technology and are lab-testing the preliminary prototypes.

Lastly, research work on high-capacity technologies in the access network deserves a special mention. In 2023 we demonstrated that coherent optics could be used to provide point-to-point channels with up to 200 Gbps symmetric speeds over a fibre optic access network. Our work included the specification, laboratory testing and validation work on disaggregated solutions for optical transport and IP, which made it possible to deploy the technology in markets such as Germany.

In addition, alongside other operators, we use the technical specifications of the Telecom Infra Project (TIP) in our procurement processes, and the first solutions are already being certified.

- **Quantum communications**: we are working on new technologies that are still in development, such as quantum key distribution (QKD) and post-quantum cryptography (PQC).

  We have deployed a quantum communications ring in Madrid, where we have verified the integration of QKD technology in a real-world environment and incorporated it into the European Quantum Communication Infrastructure (Euro-QCI).

  We also launched two projects in 2023 to study the convergence of quantum-safe solutions (PQC and QKD) and demonstrate their use via use cases related to software-based network environments.

  We participated in two of the European Commission's flagship quantum projects: QIA, which focuses on the architecture of the new quantum Internet; and QSNP, which focuses on quantum-safe networks.

  We successfully completed our demonstration of QKD network interconnection using PQC technologies, which we began under the OpenQKD project; we also put forward benchmark architecture for the quantum internet of the future at the Internet Research Task Force (IRTF).

Finally, we would like to highlight our ongoing collaboration with the GSMA's Post-Quantum Telco Networks project; we have identified requirements for the evolution of cryptography and published a roadmap towards **secure networks in the era of quantum computing.**

Software- and cloud-based architecture

In 2023 we focused on the Telco Cloud initiative, which aims to ensure the availability of commercial solutions for the virtualisation (cloud) layer and provide tools to manage the complexity of multi-cloud hybrid environments.

We led the Open Source MANO (OSM) project at the European Telecommunications Standards Institute (ETSI), which is developing an open solution for the management of virtualised network environments. We also helped to prepare a technology and investment roadmap for the new generation of cloud and edge computing in Europe as part of the European Alliance for Industrial Data, Edge and Cloud. In addition, we obtained approval from the European and Spanish authorities to start a project of this type in Spain. This initiative falls under a European project, IPCEI-CIS, which incorporates major innovations in the areas of sustainability and security, among other topics.

The work we have done helps us to meet EU requirements in relation to privacy, security and energy efficiency, and to contribute to the EU's digital targets for 2030 (the Digital Decade).

Data- and AI-driven operations

We are exploring solutions that make it easier for our technical teams to make decisions more efficiently and quickly, taking advantage of the benefits of **AI and machine learning**, as well as the large volume of **data in our network**. We are preparing for future use cases that represent a true revolution and place AI at the heart of new autonomous networks.

In 2023 progress was made in all of the Telefónica Group's operations in terms of automation and autonomy in the planning, testing, deployment, operations, and network domains (fixed and mobile access, transport and core) and cloud infrastructure optimisation processes.

We explored new technologies such as digital twins in the "Customer Experience (CX) and Automation" project within the TMForum. As part of this initiative, we took the customer experience index and AI techniques, and tested the use of generative AI in customer service assistants.

Lastly, we continued to support our **Telefónica Technology & Automation LAB**. This is an open innovation laboratory for cutting-edge technologies and next-generation network automation; it is an essential node of knowledge inside the **Innovation and Talent Hub at Distrito Telefónica.**

> Open innovation

For the past 15 years, Telefónica Open Innovation has been supporting the Group as it searches for and invests in innovative startup solutions that will enable us to meet our challenges as a company, as a sector and as a key player in social progress.

Our open innovation strategy pursues three objectives:

- **To internally transform** Telefónica by incorporating startup-developed technology and products (digitalisation, automation and cultural change).

- **To identify disruptive trends** and opportunities for growth (game changers).

- **To generate new revenue streams** and financial returns from investments.

Today, of the more than 1,100 enterprises we have invested in, over 370 startups have ended up working with Telefónica, generating an approximate value of over €800 million for the Company. Most importantly, we have taken their innovative solutions to our customers as well, to help them with their digital transformations and to enable them to generate efficiencies internally.

We firmly believe in the transformative potential of innovation and technology to forge a sustainable future. W**e are signatories to the United Nations Principles for Responsible Investment (UN PRI),** which entails integrating ESG targets and factors into all our investment decisions. Our vision is to lead the way to responsible, inclusive and sustainable digitalisation, while also boosting responsible investment in the venture capital community.

Main initiatives of the Open Innovation area

Wayra	This has been our flagship open innovation program since 2011. Present in nine countries in Latin America and Europe, Wayra is a complete and unique interface between entrepreneurs and our network of partners (large companies, governments and other major stakeholders). We have innovation hubs, which are spaces that allow us to showcase the most innovative startup technologies to our customers and partners. In total, over €70 million has been invested in more than 850 startups. The portfolio currently holds more than 400 startups. Wayra includes a corporate venture capital fund and always invests alongside other leading venture capital firms in late seed startups and sectors such as entertainment (gaming and video), IoT, big data, AI, eHealth, fintech, energy, the metaverse and Web3. Furthermore, since 2022, Wayra has also been managing the capital of Telefónica Group companies that has been earmarked for investing in startups through Vivo Ventures in Brazil and Íope Ventures with Telefónica Seguros.
Telefónica Ventures	This is our corporate venture capital vehicle for more strategic investments. The intention is to address the main challenges facing the telecommunications industry and create new businesses by leveraging cutting-edge technologies. Telefónica Ventures invests directly in startups during the growth stage, with investment tickets ranging from €350,000 to €5 million, and it invests indirectly through a network of the leading venture capital funds in key markets. Among the most significant funds is Leadwind, in which we are an anchor investor. This fund invests in deep tech scale-ups in southern Europe and Brazil. Since its launch in 2006, Telefónica Ventures has invested a total of €160 million; it has a current portfolio of 19 startups it has invested in directly, plus over 120 startups it has invested in through its network of 14 venture capital funds.
Innovative services	After 15 years of encouraging and investing in startups, we have achieved a degree of experience that we share within Telefónica and with the other corporations we help to implement their own open innovation initiatives. We have created a network of over 140 partners, consisting of large companies, governments and other players. Through the network we are able to work collaboratively with our partners and obtain mutual benefits. Two major alliances are particularly noteworthy: Alaian, the mission of which is to reinvent the telco industry by identifying disruptive startups and providing them with access to a network of one billion customers; and the Open Future accelerator network in Spain and Hispanoamerica, which fosters the creation of an entrepreneurial ecosystem outside of cities. We develop programs with third parties in strategic verticals with a view to securing our position as the main partners of future game changers. Some examples are the Brazilian Development Bank (BNDES) in Brazil; the Inter-American Development Bank (IDB) (to boost corporate venture capital in Latin America); and Hotelbeds, Desigual and Opentop in Spain.

Stages of open innovation


SEED
GROWTH
SCALEUPS
GAME CHANGERS
Pre-Money Valuation
<€40M
from €40M - 200M
+€250M
WAYRA
THIRD-PARTY FUNDS
LEADWIND
TELEFÓNICA VENTURES
INVESTMENT OPPORTUNITY
ÍOPE VENTURES
VIVO CVC
TICKET
50 K€
300 K€ - 350 K€
5 M€
+25 M€
Direct Investments in startups
Investments as LPs in third party funds
Capital management of Group companies for investment in startups

Main open innovation indicators

Main indicators	2023
Open Innovation portfolio/active startups	538
Startups working with Telefónica	195
Countries in which it is present	11
Wayra hubs	7
Open Future spaces	21
Startups invested in by Wayra since the program began (2011)	884
Startups invested in directly by Telefónica Ventures since the program began (2006)	38
Direct investment in startups in 2023 (million euros)	7,8
Startups invested in by Telefónica Ventures through other funds	218
Investment in startups through third parties (million euros)	3,500
Total cumulative investment (Wayra + Telefónica Ventures, direct and indirect) (million euros)	233

Direct investments

In 2023 we invested €4.8 million in 26 startups through Wayra, and €3.4 million in six startups through Telefónica Ventures.

Our main areas of investment include projects related to:

- **Fintech**, where Wayra has invested in **Uelz Pay,** a tool that automates payments via different methods and gateways, and **Invopop**, a software company that provides automation solutions for issuing electronic bills.
- **Networks and connectivity**, with investments in **Airalo**, an eSIM company that connects users in over 200 countries and regions, Hiya, a voice security platform designed to prevent fraudulent calls, and **Honest Mobile**, a mobile network that operates in the UK.
- **Logistics and Transportation**, by taking up stakes in **Just Move In**, a home set-up service that simplifies all the tasks involved in moving house, **Moova**, a platform that provides solutions for last-mile deliveries, and **Cafler**, which has a delegated mobility proposition.
- **Artificial intelligence**, with our investments in **Pentad**, a system that helps brands and agencies to reach new audience segments in real time, **Erudit**, which helps improve well-being and cultural-educational activities**, Lucida Medical**, a software program that supports analysis of MRI results for cancer treatments, and **Celes**, a platform that optimises analysis of the distribution sector.

We also invested in companies with solutions that protect the environment, such as **ERCO Energía**, which generates and markets renewable energy for business. We also renewed our support for **Raylo**, a marketplace for renting new and refurbished devices.

We invest in startups and companies in sectors that strengthen our ESG strategy.

In the social domain, we have invested in educational companies such as **BCAS**, which finances post-secondary education for students who will have to return the loan only when they start work and depending on their salary, and **ADA Tech**, which trains candidates in the programming skills required by the client company.

We have also invested in other companies with a social impact, such as **Glim**, which fosters the financial well-being of employees by enabling payment in digital dollars in regions with weak local currencies. We also supported inclusion by reinvesting in **Visualfy**, which transforms sounds into illuminated signals for people with hearing difficulties.

Corporate Venture Capital

Through **Vivo Ventures,** we invest in growth-stage Brazilian startups that offer B2C solutions in the fields of health, education, financial services, smart homes, entertainment and the technology marketplace. In 2023 we invested in **Klubi**, a fintech startup, and **Digibee**, a platform for business integration as a service.

In addition, at the end of 2022 we teamed up with Telefónica Seguros to launch **Íope Ventures,** through which we search for fintech and insurtech startups with the potential to transform and boost digitalisation in the insurance sector.

Last year we made our three first investments through this vehicle. We invested in **Bdeo**, which offers an AI-based technology solution capable of detecting damage to vehicles and the home, **Wenalyze**, a big data analytical platform that enables banks and insurers to discover new selling opportunities, and **Mitiga**, a climate technology company that centres on minimising climate-related risks.

Indirect investments

Among our indirect investments, we must highlight the final closing of **Leadwind** in October 2023 at $250 million, with Telefónica's contribution as the anchor investor of €70 million. After having been in operation for over a year, during which time it analysed more than 300 companies, the new vehicle has completed its five first investments. These are: **Factorial**, staff management software; **nFlux**, which applies a computerised vision to factory-based assembly work; **Quibim**, AI applied to the healthcare world; **Voicemod**, voice modulating software; and **Digibee**, an integration platform that facilities digital transformation.

Innovative services

Over the course of the year, we participated in over 30 open innovation projects with strategic partners, including:

- **EU-LAC Digital Accelerator,** a project funded by the EU that seeks to contribute to innovation and digital transformation in Latin America and the Caribbean by accelerating collaborations between startups and the private sector.

- **Adventure Labs**, the innovation hub of the PortAventura theme park in Spain, where we led the scouting for technological solutions that will help define the future of the entertainment and theme park industry.

- **Grupo Energía de Bogotá (GEB),** which has trusted Wayra to foster the growth of energy startups, pursuing innovative solutions that contribute to transforming the energy sector in Latin America.

- **Corporate Impact Venture (CIVLAC)**, the initial collaborative program instigated by the IDB to promote links between large companies and impactful startups that are looking to provide solutions to environmental or social challenges.

- **Astra Zeneca**: a pharmaceutical company that has placed its trust in us, as a strategic partner, for the launch of an open innovation program structured around AI, IoT and healthcare solutions.

Milestones

→ Initial launches of Open Gateway-based solutions.

→ Development of the Autonomous Network program focusing on sustainability and customers.

→ As part of our open innovation program we have an investment portfolio consisting of 538 active startups.

→ We demonstrated our commitment to the United Nations Principles for Responsible Investment.

2.12. Digital inclusion

Key points

Leaders

in digital inclusion according to the World Benchmarking Alliance since 2021 for promoting a more inclusive economy and society.

92%

of the population in all our markets has access to our 4G/LTE mobile broadband coverage.

>1.2M

people given digital skills training to improve their skills and employability.

2.12.1. Vision

As part of our purpose to "make our world more human by connecting lives", at Telefónica we are committed to **bringing the best connectivity and the latest technology to everyone**, advocating for an **ethical, people-centred digitalisation.**

The most vulnerable groups in society are particularly affected by difficulties regarding the access to digital technologies, in particular groups with some form of disability, older people, rural populations, indigenous communities, etc.

Therefore we consider **digital solutions as facilitating tools** to eliminate seemingly insurmountable barriers and leave a positive mark on society by helping communities transform and boosting the economy.

Our aim is to bring technology closer to people so that they can benefit from the opportunities offered by digitalisation. Thus, building fairer, more prosperous and sustainable societies. More specifically, we seek to connect the unconnected, provide access to new digital services for vulnerable communities, train and educate people in digital skills, and develop services that generate social value and help protect our environment.

2.12.2. Governance and policies

Our **Responsible Business Principles** (the Company's code of ethics) is the main framework where our commitment to digital inclusion is reflected. The various sections of this code reflect the importance we assign to issues such as digital rights, innovation, the development and responsible use of technology, and our commitment to the societies where we operate.

Digital inclusion is a core value for our entire organisation. Our commitment to digital inclusion in general, as well as to more specific aspects such as the responsible use of technology, accessibility and promoting digital skills in society, is set out in our Responsible Business Principles among other corporate regulations, including our Diversity Policy and our Responsible Communication Regulation. Several of the Company's areas and units work side by side to make digital inclusion a reality, the most noteworthy being the areas of Network Operations, Innovation, Fundación Telefónica and the Global Sustainability (ESG) Office .

For its part, the Sustainability and Regulation Committee of Telefónica's Board of Directors oversees the Global Responsible Business Plan, which covers all issues, including the **responsible use of technology** with a special focus on one of the most vulnerable groups in society: children.

Strategic pillars for digital inclusion

Inclusive access

→ Connectivity rollout
Guaranteeing that everyone has access to broadband communication networks in all regions, both urban and rural

→ Accessibility and technologies at the service of people with disabilities
Ensuring that our digital services can be accessed by all and guaranteeing that technology can become a key tool for improving the lives of people with different abilities

→ Affordability
Endeavouring to ensure that cost is not a barrier to using new technologies by offering options and tariffs that the entire population can afford

Digital skills training

→ Basic digital skills
Offering our knowledge and skills to improve the digital abilities of those who need them most

→ Intermediate digital skills
In line with our goal, training people in the use of programming tools and technologies in order to improve the skills of the entire population

→ Employability and advanced digital skills training
Training young people for the careers of the future that will require advanced knowledge of technology and communications

Innovation and relevant services

→ Sustainable innovation: new services with a social impact
Developing new solutions and innovative services that can improve people's lives and be useful and relevant

Secure and responsible use of technology

→ Privacy and security
Ensuring that our products and services meet the strictest privacy and security standards in order to generate trust in the use of new technologies

→ Responsible use of technology
Protecting and fostering the responsible use of technology

Digital inclusion KPIs

		2022	2023
Digital Inclusion Benchmark (WBA)	Ranking Position	1º	1º
Connectivity	Own and third-party premises reached by UBB	168,057,417	173,071,315
	Percentage of mobile coverage in rural areas in our main markets	80% - 99%	82% - 99%
	LTE/4G coverage	90%	92%
	Spain		
	Percentage of mobile coverage in rural areas	94%	95%
	Percentage 4G coverage	98%	98%
	Percentage 5G coverage [1]	85%	87%
	Germany		
	Percentage of mobile coverage in rural areas	99%	99%
	Percentage 4G coverage	100%	100%
	Percentage 5G coverage [2]	80%	95%
	Brazil		
	Percentage of mobile coverage in rural areas	80%	82%
	Percentage 4G coverage	96%	96%
	Percentage 5G coverage [3]	NA	48%
	UK		
	Percentage of mobile coverage in rural areas	99%	99%
	Percentage 4G coverage	99%	99%
	Percentage 5G coverage	43%	51%
Accessibility of products and services	Number of products and services evaluated according to accessibility criteria [4]	28	26
Affordability - Universal Service	Millions of euros	212	139
Digital skills training	Beneficiaries of digital skills development programs [5]	1,305,715	1,251,354
	Beneficiaries of basic digital skills development programs	1,779	333
	Beneficiaries of intermediate digital skills development programs	1,299,086	1,243,743
	Beneficiaries of advanced digital skills development programs	4,850	7,278

---

[1] Spain's technical criteria 74%.

[2] Germany's technical criteria 84%.

[3] Brazil´s technical criteria 14%.

[4] The number of products and services assessed against accessibility criteria in 2022 has changed from the number given in the previous Sustainability Report due to a reporting error. The relevant corrections have been made.

[5] A total of 1,251,354 people have been trained through the following projects: "Lanzaderas", "Conecta Empleo", "Piensa en Grande", "Competencias Digitales de Educadores" and "Escuela 42".

2.12.3. Impacts, risks and opportunities

The aim of digital inclusion is to ensure that all people have access to ICTs (information and communication technologies) and know how to use them effectively to improve their quality of life and economic well-being.

As a telecommunications company, Telefónica, plays an key role in this regard, as its business activities can have an impact on digital inclusion,

With regards to the **impacts** of digital inclusion, these can be both positive and negative. The most significant of its potential positive impacts on society are:

- enabling individuals and society as a whole to benefit from digitalisation,

- contributing to the economic development of local communities by providing a reliable, robust and efficient network,

- promoting digital connectivity and services in rural communities to ensure an equal distribution of economic benefits in the digital age.

On the contrary, it is crucial to minimise the potential impacts of a widening digital divide, such as issues related to the accessibility or affordability of the solutions offered and the potential effects that the installation of network infrastructure may have on property rights. Furthermore, it is essential to ensure that we protect vulnerable groups from potentially inappropriate content.

That is why we work to offer products and services that are tailored to the needs of society, making sure no one is left behind regardless of race, physical ability, gender, age or socioeconomic level.

Finally, we should stress that digital inclusion poses a major risk, it being the so-called digital divide, which is caused by a lack of accessibility, affordability problems, digital skills, infrastructure or relevant services for users.

According to studies conducted by the Global System for Mobile Communications (GSMA), the international association of mobile operators, there are five main barriers to digital inclusion:

1. **Availability of high-speed networks** enabling access to broadband services, mainly in remote or rural environments.

2. **Lack of digital knowledge and skills** among the population.

3. **Affordability of prices for basic services** preventing people on limited incomes from accessing new digital services.

4. **Relevance and usefulness** of new services that make them attractive to use.

5. Concerns about the **security and privacy** of technology solutions, and the risks associated with the use of online services.

In addition to these barriers, we should also consider the **risks associated with the regulations** that shape the context in which we operate.

Despite the complex nature of some of these challenges, the opportunities offered by digitalisation are key to **economic and social development.**

In this regard, companies in the telecommunications sector have come to function as society's **"nervous system"** by keeping enterprises and communities active and connected and by delivering solutions capable of addressing the major challenges contained in the United Nations Sustainable Development Goals (SDGs).

Therefore, not only can we make a positive contribution to social development by promoting the safe and responsible use of technology and the digital capabilities of society, but doing so also offers an **opportunity for our business to grow.** Connecting new population segments or regions and developing new accessible digital services that are easier to use will enable us to guarantee a promising future for the Company.

2.12.4. Action plan, commitments and progress

We explain below our work in the pillars of digital inclusion: inclusive access, digital skills training, innovation and relevant services, and the safe and responsible use of technology.

2.12.4.1. Inclusive access

We are working on several lines of action to ensure that everyone has access to digitalisation:

Connectivity rollout

The deployment of telecommunications infrastructure and the supply of digital services are essential for the economic and social development of any given region.

The following initiatives help us achieve this:

We connect the unconnected
Despite the large-scale deployment of networks around the world, millions of people still do not have access to the Internet, or the connectivity they do have is very limited, especially in rural or remote regions.

We therefore promote the rollout of new communications networks in all regions, with a particular focus on rural areas.

In such countries as Brazil, Peru, Colombia, Spain and Germany, we have announced plans to extend coverage and infrastructure under agreements with third parties that will enable us to provide mobile broadband and fibre services in rural areas.

We evolve and upgrade communications networks to provide the capacity needed for an increasingly digitalised economy.

New digital services require new advanced infrastructure capable of ensuring sufficient capacity to use them. That is why we are upgrading and expanding our networks to next-gen technologies that offer ultra-broadband services (5G and fibre optics).

Connectivity targets
We have set the following targets to ensure we continue rolling out the best and most efficient connectivity:

- Achieve **mobile broadband coverage for 90-97% of the rural population** in our main markets **by 2024,** strengthening our commitment to the development of rural areas.

- Exceed **100 million premises reached by fibre to the home (FTTH) by 2026** globally (74 million at the end of 2023), including 30 million premises reached by Telefónica Infra (21 million at the end of 2023).

At country level:

- **Spain**: achieve 100% fibre optic coverage by 2024. A further goal is to extend coverage until reaching five million fibre optic accesses in rural areas by the end of 2024 through Bluevía, the company set up between Telefónica and a consortium comprising Vauban Venture and Credit Agricole Assurances.

- **Germany**: promote the rollout of fibre optics in rural municipalities in collaboration with other partners. Our joint venture with Allianz aims to provide service to 2.2 million people over the coming years (approximately one million by 2026) by investing €5 billion, predominantly in rural areas. This will take us to 50,000 km of fibre optic installed over the six years since its creation in 2020.

- **Colombia**: bring FTTH to four million locations in around 90 cities through the company set up by Telefónica and KKR within three years of its creation in 2021. This will help the Government of Colombia reach its target of connecting 70% of all homes and, above all, will help to improve connectivity speed in the country which, in turn, will advance progress towards the goal of eliminating inequality in the digital transformation.

- **Brazil**: bring fibre infrastructure to five million homes and businesses through FiBrasil, the joint venture set up between the Telefónica Group and CDPQ, in the four years following its launch in 2021.

- **Peru**: uphold our commitment to democratising Internet access by rolling out coverage in remote regions of the country through the Internet for All project. It was launched in 2018 and jointly developed with Facebook, IDB Invest and the Development Bank of Latin America (CAF).

- **United Kingdom**: reach 70% of the population with 5G by 2026. A further goal is to expand coverage of the fibre optic network to five million additional homes by 2026 through the new company set up between Telefónica, Liberty Global and Infravía.

Progress on connectivity

Through our connectivity roll-out, we want to ensure that all people, both in urban and rural environments, have access to broadband telecommunications networks.

Our work has enabled us to consolidate our **global leadership position in the field of digital inclusion, as recognised by the Digital Inclusion Benchmark (DIB).** This ranking, which is key to our stakeholders, explores what the most influential technology companies are doing to promote a more digital and inclusive economy and society.

Telefónica has continued in its efforts to deliver networks that are primed to provide the best service to customers and manage growing traffic volumes.

With regard to **fibre**, we retained our position as a world leader, offering an optimal (XGS-PON-ready) solution for the next 50 years. More than half of fibre networks belong to our company. We also own the largest UBB coverage outside China.

In turn, our **5G network** already covers the majority of the population in Germany and Spain, as well as half of the population of Brazil and UK. We continued to expand our coverage in other operations too. We also launched 5G+ (5G SA) in Spain, Brazil and Germany, while UK launch is expected in the coming months. This technology enhances the user experience and enables companies to deploy advanced mobile connectivity services. Full 5G SA mass commercial deployment in our main markets is expected between 2023 and 2025, depending on the availability of the technology, devices and the spectrum, as well as specific market conditions.

Our 4G/LTE coverage reaches over 96% of the population in the four main markets in which we operate.

Meanwhile, and in line with the target set for mobile **broadband deployment in rural areas**, we achieved the following coverage percentages in rural areas by year-end 2023: 95% in Spain, 99% in Germany, 99% in UK and 82% in Brazil.

It is worth noting that part of our sustainable bond funds, **totalling €2.75 billion through to 2023, have been allocated to bringing connectivity to unconnected regions and improving Internet access in rural areas** as a way to help narrow the digital divide.



For further information, see 1.7. Finance for the transition to a sustainable economy

Bridging the digital divide in Latin America means defining new solutions that meet the specific needs of its rural areas. Telefónica's proposed model is based on innovation, cooperation and sustainability. In 2023 we participated in the first meeting to promote digital inclusion in Latin America, a space in which the main actors in the sector met to exchange ideas, thoughts and good practices that will help with the challenge of reducing the digital divide in the region.

Also in 2023, we reaffirmed our partnership with CAF, Development Bank of Latin America, through a new Framework Cooperation Agreement that will further accelerate digitalisation in the region and contribute to SDG 9 of the 2030 Agenda.

We also work with the OneWeb high-performance satellite service to support connectivity expansion in Europe and Latin America. Together we will complement the current offering and reach new regions.

Accessibility and technologies at the service of people with disabilities

People-centred digitalisation should take place from an inclusive perspective to ensure that no one is left behind, regardless of their personal, economic or social situation. For this reason, we are committed to the inclusion of people with disabilities and strive for universal accessibility on all four levels of the Telefónica Accessible strategy: People, Processes, Facilities, and Products and Services.

With that in mind, in 2020 we became a signatory to the GSMA's Principles for Driving the Digital Inclusion of Persons with Disabilities, which provide a specific action framework for telecommunications operators. This commitment is reflected in the development of products and services adapted to the needs of people with disabilities. Also, it translates into actions aimed at improving the accessibility of our customer service and communication channels.

The Responsibility by Design project is aligned with this commitment. Within this framework, we incorporate accessibility as a requirement for our online developments in line with the guidelines defined by the Web Accessibility Initiative (WAI) of the World Wide Web Consortium (W3C).

We also strive to develop innovative solutions to improve the quality of life of people with disabilities. These include:

- Movistar Plus+, the world's first private television service that enables triple accessibility (audio description, subtitles and sign language) access to an extensive catalogue of content via the 5S feature.

- Accessible points of sale (PoS) for ONCE Foundation vendors that include text-to-voice conversion systems and a Braille screen, among other accessibility features.

- ViveLibre, a telecare and support service providing personal autonomy and healthcare for people with disabilities, led by ATAM.

In addition, through Wayra, we support startups that facilitate access to digital content and tools for the elderly and people with disabilities.

To generate support for achieving our targets, we raise awareness and train the departments and business units responsible for developing solutions. We also have a catalogue of accessibility handbooks and training courses that we make available to the entire workforce in order to guarantee accessibility on the main platforms and channels that we use to engage with our stakeholders.

We work with benchmark associations to gain a better understanding of the needs and demands of this segment. In Spain, we work with the ONCE Foundation, Ilunión, CNSE and the DKV Integralia Foundation, among others. In addition, Fundación Telefónica is part of the Technology Alliance for Inclusion. On a global level, we take inspiration from such significant initiatives as The Valuable 500.

At the same time, we endeavour to ensure an equal user experience for all our customers by improving the **accessibility of our customer service and communication channels,** both online and offline, and striving to eliminate potential barriers throughout the customer journey.

In this regard, our websites comply with Level AA of the Web Content Accessibility Guidelines 1.0 (WCAG 2.1) established by the W3C. We also offer a video-interpretation service for hearing-impaired customers in countries such as Spain, Brazil, Germany and Colombia as an alternative to telephone customer service.

With reference to our **stores**, we offer priority in-store customer support and video-interpreting services in countries such as Chile, Colombia and Brazil. Additionally, audio induction loop services for those with hearing loss is available in markets such as Spain and the United Kingdom. In Argentina we have developed and implemented an inclusive customer service API tool, which reduces barriers in face-to-face communication through an app. In the same country, we have implemented an intermediary service for people with hearing loss on our website. Meanwhile, in Mexico we offer our service contracts in audio format and video format with sign language.

We also train our sales staff on how to specifically serve customers with disabilities and we offer them priority service in our customer service centres. In this regard, in countries such as Colombia we have a Special Care Protocol for People with Disabilities.

As for our handsets, we provide information on the accessibility features of the mobile devices in our catalogue and work with mobile device manufacturers to develop new features that make them more accessible and easier to use for people with different abilities.

Targets for technologies at the service of people with disabilities

As part of the Responsibility by Design project, we are committed to making **100% of new products and services accessible by design by 2025.**

Progress on technologies working for people with disabilities

In 2023, under the Responsibility by Design internal assessment framework, we evaluated 26 products against accessibility criteria.

We also continued to enhance our flagship solutions so as to address the needs of older people and people with disabilities:

- Movistar Plus+ 5S, the feature that allows customers with hearing or visual difficulties to access content on the Movistar Plus+ television platform, continued to increase its offer to more than 1,200 pieces of content with triple accessibility in 2023.

- Mapcesible, the collaborative platform that facilitates mobility and identifies how accessible buildings, venues, and tourist sites are, has increased the number of mapped locations by almost 5,000 in 2023, surpassing 41,000 places.

- ViveLibre, the digital solutions platform that supports personal autonomy and healthcare for people with disabilities and dependent people, launched several projects in 2023, which were financed through Next Generation funds. This platform is geared towards the experimental implementation of the technologies developed by ViveLibre in more than 400 homes. In this regard, it has deployed an industrial production process for home sensor devices, entrusting a special employment centre (a business that creates job opportunities for people with disabilities) with the component assembly process. The data analysis teams continue to improve the algorithm for producing predictive indicators aimed at preventing possible incidents, and they do so in a non-intrusive way, guided by the user's preferences.

Throughout the year, we continued to establish partnerships and form part of associations of organisations committed to bridging the digital divide for people with disabilities. One example is Fundación Telefónica's adhesion to the Technology Alliance for Inclusion, an initiative financed by the European Union (EU). In Spain, we renewed the INSERTA Agreement with Fundación ONCE and expanded the pool of expert entities with which we collaborate, adding organisations such as Fundación DKV Integralia and Applause, among others. In Germany, we participated in the D21 Digital Future Challenge university competition, in which students were able to reflect on how to improve the accessibility of our artificial intelligence (AI) solution, Aura.

In UK, the role of Accessibility & Inclusive Design Lead became particularly significant. This role plays a key part in supporting our business areas to ensure our products, services and programs are accessible from the conceptualisation and design phase. Meanwhile, in Brazil, we created an interdepartmental accessibility team to ensure a barrier-free experience for customers and employees.

Lastly, it is worth highlighting that in 2023 we continued to expand the range of accessibility training on offer, and we did so through new resources designed for the entire workforce. For example, we created video clips on the specific needs of people with physical, audiovisual, organic, intellectual and mental disabilities. We also continued to offer training to employees in those areas that have particular responsibility for promoting accessibility across the business, such as Branding and Product Development.

Affordability

Rolling out connectivity always entails a cost that has an impact on the prices of the services offered.

Although the uptake costs of fixed broadband and especially mobile broadband have declined over the past decade, we are continuing to work on new business models that will allow us to offer increasingly affordable tariffs so that we can ensure universal access to communications services.

The pay-as-you-go mobile service, specific broadband packages and services for small businesses and entrepreneurs are just some of the key tools we use at Telefónica to facilitate access to telecommunications services.

Affordability targets

Our goal is to guarantee that all segments of the population enjoy access to basic communications services. We analyse and seek business models that facilitate this access in each of the countries in which we operate.

In some of these countries we specifically contribute towards achieving this goal via the **Universal Service Fund** or we collaborate with the public authorities to offer subsidised or regulated services.

The Universal Service Fund is a public investment fund that is designed to guarantee service provision to all users regardless of their geographical location, while also meeting quality standards and maintaining an affordable price. The investment is controlled by the public bodies designated for this purpose in each country.

Progress on affordability

In Spain, as a result of our designation as the operator responsible for providing the Universal Service for 2023 and 2024, we expanded our social tariff options. The main change compared to the previous year was the incorporation of Internet browsing, unlimited calls to Spanish landlines and a monthly plan offering 50 minutes for calls from landlines to Spanish mobiles.

These rate reductions are a benefit that Movistar offers to retirees and pensioners when they sign up for a fixed telephone line or a fixed line plus Internet connection, provided that they meet certain requirements:

1. Recipients must be retired, pensioners or receiving a private pension recognised by a court ruling.

2. The sum total of household income and earnings may not exceed €10,080[6] .

3. The telephone line installation address must be the same as the registered home address of the line holder, who may not have another line falling under this category.

In 2023 we invested in the Universal Service in seven countries:

Universal Service (millions of euros)

Countries	2022	2023
Argentina[7]	38	3
Brazil[8]	75	83
Colombia[9]	67	38
Ecuador[10]	4	3
Spain[11]	13	0
Peru	12	11
Venezuela	3	1
Total	212	139

2.12.4.2. Digital skills training

We are committed to bringing the enormous opportunities that technology provides to as many people as possible, and we know that a key part of that goal lies in ensuring people have the digital skills needed to make effective use of digital services.

Changes are also taking place in the labour market as a result of the digital revolution, and those changes are giving rise to new needs, as well as a demand for new profiles and professional skills.

Working mainly through Fundación Telefónica and our Telefónica Educación Digital business unit, we facilitate education at several levels to **help people acquire the digital knowledge and skills they need to access the Internet** and make use of new services:

Digital skills training

We want everyone to have technology know-how at their fingertips



1. Basic digital skills

Offering our knowledge and skills to improve the digital abilities of those who need them most.



2. Intermediate digital skills

Training people in programming tools and technologies in order to improve the skills of the entire population.



3. Employability and advanced digital skills training

Training young people for the professions of the future that will require advanced knowledge of technology and communications.

---

[6] Equivalent to 120% of the IPREM (Public Indicator of Income for Multiple Purposes) according to the last Personal Income Tax Certificate available at the time of applying for the social tariff plan.

[7] Argentina: November and December are provisional values. Due to the devaluation of the currency, the value in euro is much lower.

[8] Brazil: FUST 300,839,399.19 and FUNTTEL 150,419,697.39.

[9] Colombia: The fourth quarter figure is an estimation. Includes payments for the consideration for provision of ICT and TV services and the Point-to-Point Spectrum.

[10] Ecuador: The payments correspond to the 1% Universal Service (made quarterly, within 15 days after the end of each quarter of the calendar year). Includes payments for SMA, LDI, Portador and Internet access. Due to the devaluation of the currency, the value in euro is much lower.

[11] Spain: The 2023 Universal Service figure is pending approval of a new cost methodology to calculate the service cost in accordance with the new requirements set out in the Ministerial Order appointing Telefónica de España for the 2023 and 2024 financial years.

Basic skills training

We work on initiatives, both our own and in partnership with third parties, to help people with no basic knowledge of new technologies learn how to use them. The following programs can be highlighted:

- *Digital mobil im Alter* (Digital Mobile for Seniors) in Germany: a training program to teach the elderly how to use smartphones and tablets, as well as to inspire and encourage them to explore the digital world.

- **Gurus:** specialised sales staff at major stores (our flagship store on Gran Vía in Madrid and the Movistar Centre in Barcelona) help answer questions about technology and services and give recommendations and advice on better use of mobile devices.

- *Reconectados* **(Spain) and** *Renacer Digital* **(Hispanoamerica, Germany and UK):** a free and comprehensive digital skills training program for older people and those around them. It trains both family members and professionals from the social entities working with these people so that they can support the elderly in their learning process.

- **ProFuturo:** program launched in 2016 with the aim of contributing to the improvement of educational quality in the world. It offers training to teachers, as well as access to digital resources to children living in vulnerable environments in Latin America, the Caribbean, Africa and Asia.

Intermediate digital skills training

As we are aware that digital skills are essential for gaining access to the modern labour market, it is worth mentioning *Conecta Empleo*, one of the most renowned employability programs run by Fundación Telefónica. The program offers free online courses and digital tools so that people can train for the most in-demand jobs.

Through *Conecta Empleo* we have launched *Profesionales 4.0*, an initiative developed in partnership with the Spanish Confederation of Business Organisations (CEOE) to encourage the digitalisation of productive sectors in Spain based on cross-cutting and sector-specific training programs. This initiative has run four times since 2020.

In addition, the *Conecta Empleo* program also has an **employment map,** which helps people choose courses according to the most in-demand digital jobs, and a **virtual career coach**, a chatbot based on AI and big data that advises participants on the most suitable career path for them.

The program also includes *Lanzaderas Conecta Empleo,* comprising *Lanzadera Conecta Empleo, Satélites de Empleo and Alfabetización Digital.* The goal of this initiative is to adapt career guidance to the challenges of the digital age and the ever-changing labour market.

Other initiatives are aimed at promoting the **responsible, ethical and healthy use of technology** among 11-16-year-olds. Through these initiatives, this demographic can **learn about digital skills and the risks arising from the misuse of technology.**

Provided by Telefónica Volunteers, the initiatives include **training for teachers and family members.** They are:

- **Líderes Digitales:** support workshops for teachers, students and families to work on digital skills and promote the good use of technology in schools selected by the government institutions.

- **Aura Cibersegura**: an initiative promoted by Telefónica Tech and Fundación Telefónica that provides workshops to children and young people in educational centres in order to raise awareness of the risks of misusing the Internet and social media as well as good practices

Lastly, we also have **techno-educational activities** within this training framework, which are aimed at promoting the development of scientific and technological skills and STEAM careers from an early age.

Employability and advanced digital skills training

Fundación Telefónica is promoting **42: Campus de Programación** (Programming Campus), under an agreement with the international organisation l'École 42. This initiative aims to make digital training an attractive and accessible option for many young people.

"42" offers free and open training in four locations throughout Spain. Its educational model is based on peer-to-peer, participatory and gamified learning.

Specifically, "42" develops exclusive editions adapted to the training needs and labor context of specific groups, such as women or people over 45 years of age, thus promoting their employability.

Another area of training focuses on **technicians and volunteers working with the most vulnerable** people in our society. **The *Transforma* Plan seeks to improve the digital skills of third sector professionals in Spain**. It aims to empower those organisations that work with people who may be left behind by the digital divide or who could improve their lives through technology.

In addition, Fundación Telefónica's Social Action and Volunteering area has published a *White Paper on the Digital Transformation of the Third Sector in Spain,* as well as a version for Latin America. The publication of this book has helped to promote the dissemination and knowledge of the sector and digital trends among social organizations and the general public.

Through the Include Programme, developed alongside the GoodJob Foundation, we trained in cybersecurity, the cloud, automation and robotisation 124 people with disabilities that afterwards joined our teams.

Digital skills training targets
Our main target is to ensure that everyone has the necessary knowledge to be able to access and harness the advantages offered by the digital world.

With that objective in mind, each one of our initiatives defines specific plans and targets for each year, often together with our partners.

Progress on digital skills development
Over the course of 2023, 1,251,354 people received digital skills training, 4% less than the previous year. The decrease is linked to a significantly lower number of teacher training sessions being conducted due to a noticeable fall in demand from some of our partners, which had an indirect impact on the number of students who accessed training.

The ProFuturo program, which trains teachers and children from vulnerable environments, received **€32.8 million** in funding in 2023, taking into account contributions from the founders, other private contributions and reserves. The program comprises 44 professionals, **70%** of whom **are women.**

Over the course of 2023, ProFuturo directly benefited over one million children worldwide and trained some 335,000 teachers.

Since its inception, more than 7,000 teachers from all over the world have used the Digital Competencies Self-Assessment Tool provided by ProFuturo.

ProFuturo works alongside global public and private partners such as OAS, OEI, UNESCO-OREALC, UNHCR, World Vision, Save the Children, International Rescue Committee and Teach for All.

In 2023 the program **was honoured with a GLOMO award by the GSMA in the "Best Digital Contribution to the Sustainable Development Goals" category.**

Conecta Empleo launched new nanodegrees in Gastronomy, Hospitality and Tourism, which are aimed at training and improving the skills of people in these sectors. In addition, it kicked off a joint pilot program with Telefónica Tech to certify courses through blockchain. The network of public and private partnerships that facilitates the scalability of the program was enhanced. On the FUNDAE-SEPE Training Platform, we are the organisation with the highest number of people accessing training courses, ahead of Amazon, Google and Microsoft.

By 2023, 93 **Lanzaderas Conecta Empleo** projects from the Conecta Empleo program had tailored career guidance to the digital era and the continuous market changes.

As part of the process of leaving no-one behind in digitalisation, **Fundación Telefónica launched the "Reconectados"** project, which is aimed at digital inclusion, especially among older people. The goal is to train specialised technicians and older people in the use of new technologies. Young university students were recruited as volunteers to promote intergenerational bonding. The project was very well received, reaching 32,000 beneficiaries in Spain.

Through **42**, we continued to implement a number of initiatives aimed at attracting female talent, managing to double the number of women on campus (from 13% in 2019 to 25.4% in 2023). In addition, AI training experiences were created for students and teachers of vocational courses and the baccalaureate stage. Besides, we held the second edition of the Cybersecurity bootcamp and launched the Quantum Computing bootcamp with IBM. We also entered into a partnership with NASA to host the world's largest hackathon on the 42 program campuses.

Our employability programs have been publicly recognised for their impact. For example, in 2023, 42 received the **SERES Award** (Fundación Sociedad y Empresa Responsable), the **Innosocial Malaga Award** and the **ARGIBI Award** in the Innovation category.

In 2023, **the Transforma Plan benefited over 370 social entities and trained more than 3,000 technicians and volunteers.**

The **Digital Leaders** project continued to raise awareness about the safe use of technology in cooperation with the regional Departments of Education in Madrid, Valencia and Castilla y León. The project reached 5,000 people in Spain.

Fundación Telefónica retained its focus on the digital transformation of the third sector by training more than 2,700 technicians from over 350 social entities. The Social Innovation Hackathon was launched as part of this project. The White Paper on the Digital Transformation of the Third Sector was also published in Latin America.

2.12.4.3. Innovation and relevant services

Having access to networks or ensuring that people have the necessary skills and knowledge is fundamental but not enough to enable them to use and implement their new digital skills. We also **need solutions, services and content that bring added value to their daily lives.**

The development of such solutions and content allows us to respond to social challenges tied to health, education, rural economic development and security, among other challenges.

Therefore, we both innovate in new ranges of products and services and promote technology as a key tool in the development of a more inclusive society.

With regards to artificial intelligence, we firmly believe in its potential to positively impact humanity. For that reason, we encourage innovation and its adoption. Currently, it is a key tool to improve the personalization of the service offered to our clients and its quality. Despite its advantages, we promote its use being aware of the challenges: mitigating risks, fostering citizens' trust and guaranteeing their health, safety and rights.

In this sense, Telefónica is one of the first companies to publish its AI Principles and, since 2023, we have had a Regulation for Telefónica's Artificial Intelligence Governance Model.

Sustainable innovation: new services with a social impact

We work to develop new products and services that help us close the digital divide. We also promote and encourage the positive impact of our products and services on people and society.

Our services encompass a range of different types of business solutions that drive digital inclusion, as well as technological development in rural regions.

Given the strategic relevance of these issues, these products and services will be discussed in more detail in a separate chapter of this Report.

 For further information, see 2.11. Sustainable offering and innovation

2.12.4.4. Secure and responsible use of technology

Generating trust is key to closing the digital divide: concerns and hesitancy over security and privacy risks must be minimised.

We adopt a holistic approach to this problem in order to offer a response to these risks and foster responsible use of new technologies, mainly by such vulnerable groups in society as children.

We guarantee privacy and security for people accessing digital services

Privacy and security are two strategic factors at our Company. Thus, specific policies and commitments have been put in place.

We encourage everyone in society to use technology responsibly and do so through digital skills training and awareness initiatives. We are also aware of the need to have access to the necessary information and tools that enable users to know how to properly respond to any attempted fraud or breach of the privacy and security of the products or services they use.

 For further information, see 2.18. Privacy and security

Telefónica is particularly concerned about the privacy and security of children and adolescents. This is why we include a section on the responsible use of technology and child protection in the **Company's Global Transparency Centre**, as well as in all our local transparency centres. Telefónica is also stepping up its commitment to the privacy and security of children's data by carrying out training and awareness-raising campaigns.

Responsible use of technology

At Telefónica we are convinced that it is people who give meaning to technology, not the other way around. For that reason, we are firmly committed to **promoting the responsible use of technology** and the protection of children on the Internet. These efforts can be summarised into **three lines of action:**

Safe products and services

Although we believe that nothing can replace the role of an adult when it comes to educating children and young people on the **healthy and safe use of devices**, we offer our customers various products and services that can help them for whenever this is impossible:

Parental tools and security solutions
- Parental controls: *Qustodio* (Chile), *Control Parental Movistar TV* (Colombia and Peru), *Control Parental Movistar Internet* (Colombia) and *Ambiente Kids en Movistar TV* with specific content for children (Ecuador).

- Security solutions with a parental control functionality: Smart WiFi (Spain), Vivo Play TV and Vivo Play App (Brazil).

- Other services (anti-virus, personalised packs): Conexión Segura (Spain), O2 Protect (Germany), Localizador Familiar (Argentina), Seguridad Dispositivo

(Spain), Seguridad Total and Premium McAfee (Chile), Seguridad Total (Colombia), Seguridad Total and Conexión Privada Móvil (Argentina), McAfee Seguridad Digital and Safe Connect (Brazil), McAfee Mobile Security Plus and Virgin Media Internet Security (UK) and Protección McAfee (Mexico).

Television
The way we consume television has changed. However, children and teenagers are making **increasingly intensive use of audiovisual content.** Screens also constitute a fundamental part of their personal, social and civic development, which is why, in our **audiovisual environment**, we believe it is vital to:

- Ensure our programming protects children from potentially inappropriate content.

- Create the tools needed to make good use of television, ensuring that parents have the effective technical means to exercise responsibility over the television content watched by their children.

- Promote digital literacy among minors and their families in order to leverage the potential of audiovisual media, making them aware of the need for responsible and intelligent use of screens.

It is for these reasons that we have included the following initiatives in our operations:

- **Labelling and cataloguing** of content by age and type.

- **Parental controls**, parental PINs and purchase PINs on the device so customers can block access by children to certain channels and on-demand content.

- **Adult content** is presented in a section that is separate from other content, and a special PIN must be entered to access it.

- **Awareness-raising activities** related to digital literacy.

- The M+ mobile **app** for smartphones and tablets.

- **Profiles on devices** for each member of the household so they can access their favourite content.

- **Child profiles on devices** so that the youngest members of the household can browse content for "up to 12s" in a safe environment (available on tablets and smartphones running Android 8 or above and iOS 12 or above).

Handsets and operating systems

From handset design to operating systems, we work with our suppliers to assess the implementation of basic child protection parameters (especially in the area of security). We ask device manufacturers and operating system providers to include the following:

- **Child and teenage protection mechanisms:** parental control, age restrictions, approval systems for the installation of applications, purchase protection systems, application and device use limits, etc.

- **Self-monitoring mechanisms**, known as "digital well-being", that enable better use of devices and offer options to the user for reducing possible dependence.

- Regular **security updates** to protect our customers from the new risks and threats that jeopardise user data and privacy while extending device lifetime.

- **Features** that help the user reduce distractions from improper mobile use while driving (voice operation, muting of notifications, etc.) and protect eye health (automatic colour adjustment according to environmental conditions and warning mechanisms if the user's viewing distance is too close to the screen).

Partnerships with stakeholders

Ensuring a more secure Internet is a task we cannot tackle alone. At Telefónica we work with partners in the sector and civil society to ensure everyone – children, young people and adults – remains aware that, although the Internet is an open window to the world, it is down to us and our online behaviour to ensure that the experience is healthy, safe and enriching.

In this regard, we can highlight our collaboration with:

- State law enforcement agencies and national hotlines: *Alianza por la Seguridad en Internet Anatel, Safernet, Te Protejo,* UK Safer Internet Centre, Centre for Child Protection on the Internet, *Alerta Amber, Secretaría Nacional de Niñez, Adolescencia y Familia* (SENAF), INADII, MINTIC, etc.

- NGOs and national associations: UNICEF, Faro Digital, *RedPapaz*, Moders, *Sin Trata A.C., El Abrojo, Gurises Unidos, Rescatando Sonrisas, Fundación Sophia, INAU, Inisa, Inefop, Ministerio de Educación y Cultura, Ministerio de Desarrollo and Fundación Humaniza Josefina, Fundación Asperger de Venezuela* (Fundasperven) and *Comunidades WEPs Venezuela* (UN Women), UN Women Brazil, *Coalizão Empresarial Pelo Fim da Violência Contra Mulheres e Meninas, Comisión de Derechos de la Niñez y de la Adolescencia del Senado de la República*, United States Department of Justice, International Centre for Missing & Exploited Children (ICMEC) and United Nations Office on Drugs and Crime (UNODC), *Fiscalía Especial para los Delitos de Violencia contra las Mujeres y Trata de Personas* (FEVIMTRA), *Secretaría Ejecutiva del Sistema Nacional de Protección de Niñas, Niños y Adolescentes* (SIPINNA) and *Aprende Mx, Comisión de Tecnologías de la Información y Contenidos Audiovisuales dirigidos a Niñas, Niños y Adolescentes* (CTICNNA), *Festival de la Ciberseguridad para América Latina, Secretaría de Desarrollo Económico* (SEDECO), *Asociación Mexicana de Mujeres Jefas de Empresas* (AMMJE), *Procuraduría Federal del Consumidor* (PROFECO), *Foro Colombiano de Gobernanza de Internet, IdeaTIC, Fundación Freedom, Fundación Pas, Fundación Padres, Pacto Nacional Pela Inclusão Produtiva da Juventude, etc.*

- Actions with key stakeholders aimed at ensuring the online protection of children and adolescents: Internet Matters, Inhope, Insafe, ANATEL, *Fundación Habla, Circuito Radial "FM Center", Viguías Centro de Internet Seguir (Te Protejo, Te Guío, Centro de Conocimiento y Tú Lideras)*, *Construyendo Futuros, Te Contamos, S*afe Internet Centres, Governments, Cornelsen, Initiative D21, Klicksafe, Cybermobbing-Hilfe, FSM Voluntary Self-Regulation of Multimedia Service Providers, etc.

We are also part of the GSMA Mobile Alliance to combat Digital Child Sexual Exploitation, which we joined with the aims of promoting the **exchange of good practices and driving specific actions** around the good use of the Internet and technology globally. Likewise, as part of our efforts in the proactive fight against audiovisual material showing the sexual abuse of minors on the Internet, Telefónica **blocks content** based on the guidelines and lists provided by the Internet Watch Foundation in the following countries: Ecuador, Spain, Mexico, United Kingdom, Uruguay and Venezuela. Telefónica Colombia does the same based on the URL lists provided by MINTIC, DIJIN, *Coljuegos* and legal authorities and Peru performs the blockade at the request of the authority. This procedure always complies with **network neutrality**, the right to freedom of expression and, above all, current regulations at all times. Additionally, the blocking of content is always coordinated with the corresponding police forces and other public bodies.

- We continue to promote the acquisition of digital skills and encourage the healthy and safe use of technology both globally and locally through our participation in: *DigitalES* (Spain), *Generación Única UNICEF* (Argentina), *Ministerio de Educación y Cultura, Instituto Nacional de la Juventud and Ministerio de Desarrollo Social* (Uruguay), *Cabase (Argentina), C*entro de innovación para la educación brasileña (CIEB), Movimiento por la valoración de los maestros (Profissão Docente), Movimento pela Base y Open Gateway (Brasil).

Education and awareness-raising initiatives

Every technological breakthrough entails a new educational challenge that we all – adults, young people and children – should know how to harness to best effect.

Fully aware of this situation, Telefónica is committed to developing training and awareness-raising initiatives for all audiences.

- The **Dialogando** portal, which is up and running in 10 of the countries in which our Company operates, helps society reflect on how we use technology in our day-to-day lives. Its articles and resources are prepared by a committee of experts on digital education and other issues,

- Similarly, our **Think Big and Movistar blogs** are other platforms in which we discuss the topics related to the responsible use of technology that are most popular among our stakeholders.

We regularly share expert insights into the responsible use of technology with our Movistar Spain customers via our newsletter.

Targets for the responsible use of technology
We endeavour to make the Internet a safer place by promoting awareness-raising and training initiatives through which children and adults can learn how to harness the potential of digital tools.

At Telefónica we are also committed to promoting and developing products and services that help families to successfully tackle the challenges of the digital world.

Progress on the responsible use of technology
In 2023 we carried out a number of awareness-raising initiatives on the following topics: online harassment (grooming, sexting, cyberbullying, etc.), the digital divide, online tolerance, digital well-being and health, online fraud, data privacy, digital identity, sharenting, fake news, eSports and gaming, digital leisure, etc. These initiatives reached 28,820,584 people and were supported by Club de Malasmadres, FAD, Mom&Geek, Movistar Riders, Faro Digital, RedPapaz, Sin Trata A.C., Internet Matters, Fundación Habla and Circuito radial "FM Center", among others.

In addition, in 2023 we enhanced the information on the responsible use of technology that we provide at all our touchpoints with customers and society in general: our blog, newsletter, social media and physical magazines at points of sale.

Initiatives on children and responsible use of technology

Country	Topics	Campaign	Impact
Germany	Digital security	Kindersicher mit O_2	More than 13.000 views on YouTube
Argentina	*Sharenting*	Sharenting	More than 32.000 views on YouTube
Brazil	Digital security	Guruzinhos	More than five million views on YouTube
Spain	Digital disconnection	Malamadre En Modo Avión	More than 2.900 views on YouTube
Peru	Cyberbullying	Alto al Ciberacoso	More than 45.000 users trained

Initiatives such as #MalamadreEnModoAvión, which promotes digital disconnection among families, highlight the need to continue educating people about the healthy and responsible use of technology.

Milestones

❶ We achieved 82%-99% mobile broadband coverage in rural areas in our main markets.

❷ We strengthened our commitment to accessible products and services. Movistar Plus+ has over 1,200 content items with triple accessibility (sign language, subtitles for the deaf and hard of hearing and audio description).

❸ We reached 28,820,584 people with awareness-raising initiatives that encourage the responsible use of technology through new digital and physical media.

2.13. Contribution and impact on communities

Key points

>€100bn

in impact on the communities in which we operate, according to our latest socioeconomic contribution study.

>1.3M

direct, indirect and induced jobs created in our largest markets.

SDG 8 & 9

are the two United Nations Sustainable Development Goals to which Telefónica's activity contributes most.

2.13.1. Vision

In 2015, the Sustainable Development Goals (SDGs) introduced a disruptive change compared to their predecessors; for the first time they recognised **innovation and technology** (through SDG 9) as being essential to achieving sustainability in our society.

At a regulatory level, the European **Green Deal** sets out a roadmap for making Europe the first climate-neutral continent by 2050. The Deal is designed to stimulate the economy to promote solutions that improve quality of life and provide greater protection for the environment.

The European Union (EU) has also developed a program called **Digital Compass**, the goal of which is to ensure that all households have access to a high-capacity network by 2030.

Through these initiatives, the EU is seeking to prepare businesses and people for a sustainable, more prosperous and human-centred digital future. This is a **digital transformation** aimed at **increasing innovation and productivity in the economy** and offering new opportunities for all.

Both the digital and the green revolutions foster competitive, sustainable and fair economic growth.

Our sector has a crucial role in the delivery of the 2030 Agenda and digital transformation processes. Communication networks have been recognised to be key to achieving sustainable development.

Telecommunications have a key role to play socially, as they facilitate and transform the way in which we interact with each other. Economically speaking, telecommunications help drive the development of new working models, improve employability and production sites, and increase efficiency and better use of natural resources.

The telecommunications sector has a crucial role to play in achieving the goals of the 2030 Agenda.

2.13.2. Context

The practice of measuring the environmental, social and economic impact of a company's activities has taken on paramount importance in the past decade.

What is more, regulatory pressure is growing. Two EU regulations, the Taxonomy Regulation for the classification of sustainable activities and the Sustainable Finance Disclosure Regulation (SFDR), underscore how important it is for companies to demonstrate what they're doing in the fight against climate change and social inequalities.

In addition to the modification of the MiFID II regulation (Markets in Financial Instruments Directive and amending Directive), the following are considered in assessments of an organisation's social and environmental contributions:

- Funds that promote environmental and social characteristics (Article 8, SFDR).

- Funds that, besides complying with the definition provided in Article 8, incorporate criteria aligned with the taxonomy or consider Principal Adverse Impacts (PAIs) (Article 8 plus).

- Funds that pursue specific sustainability objectives (Article 9, SFDR).

In line with these criteria, at Telefónica we provide all the relevant information about our targets and the roadmap of how we plan to achieve them. Measuring and reporting our impacts allows us to break down each contribution and identify where we can further our positive impacts, mitigate negative impacts and identify new funding opportunities that will contribute to the decarbonisation of the economy or boost digital inclusion and transformation.

In this context, our alignment with the SDGs and European frameworks demonstrates how we integrate sustainability into the organisation and, beyond this alignment, how we measure the value of our impacts and quantify them.

2.13.3. Impact assessment: frameworks and methodologies
GRI 2-12, 3-3

The Company promotes access to information and knowledge, mainly through the deployment of broadband and continuous innovation of the technologies and infrastructures we make available to society.

Thanks to the service we offer our customers and the importance of connectivity in today's global society, our Company has positioned itself as a driving force for economic growth in the regions in which we operate.

Measuring and quantifying impacts has become a key tool for improving management, promoting sustainability, strengthening the relationship with all stakeholders and developing competitive edges.

Since 2019 we have been measuring our impact and our contribution to the main SDGs in order to better integrate this into the organisation's decision-making models.

We have therefore been working to optimise **our assessment model** by incorporating new methodologies and adapting them to our sector's specific characteristics and needs. To measure and monetise our impacts, we have followed the guidelines provided by organisations such as:

- Harvard Business School (HBS)

- The Value Balancing Alliance (VBA)

- The World Business Council for Sustainable Development (WBCSD)

- The Capitals Coalition

The Capitals Coalition, in collaboration with the VBA and the WBCSD, has published a report called General Guidance on Applying the Natural Capital Management Accounting Methodology, which outlines the impact measurement process.

According to this publication, the steps to be taken are as follows:

- Collect data to measure impact drivers.

- Use the appropriate methodology to define impact pathways.

- Collect value factors.

- Multiply the data by the value factors.

The results of our impact measurement allow us to incorporate sustainability criteria into our decision-making processes. The findings also allow our stakeholders to better understand the magnitude of the impacts we generate and our contribution to the sustainability and development of the communities in which we are present.

The findings of our Socioeconomic Contribution Report allow our stakeholders to gain insights into the magnitude of our impacts.

2.13.3.1. Sustainable Development Goals (SDGs)

Ever since the Sustainable Development Goals were published we have been performing regular analyses to determine which goals and targets we make the most decisive contribution to. Our analyses consider our technical and commercial capabilities and the connections between the different SDGs. In our latest socioeconomic contribution report, which is available on the Company website, we focus on:

• Economic contribution

The socioeconomic impact generated by the Company's business activity in the main countries in which we operate and the taxes we pay that enable public administrations to provide services for society.

• Social contribution - Digital inclusion

The social benefits arising from both the service we offer to our customers (connectivity and digital solutions) and the digital skills training initiatives that promote responsible use of new technologies and make them as useful as possible for society. This category also includes the social return on investment from research and development (R&D) and our Wayra and Venture Capital open innovation programs, which are aimed at supporting a startup and entrepreneurship ecosystem.

• Social contribution - Human capital

Impacts that affect the economic and social well-being of our employees, and the promotion of diversity and equality in all areas of the organisation.

• Environmental contribution

Of the impact, in monetary terms, on the environment, caused directly or indirectly by the activity carried out by our Company.

In this way it is possible to assess the contribution of digital services to the decarbonisation of the economy and the protection of biodiversity in the regions in which we operate. It also values Telefónica's commitment to promoting a circular economy and responsible management of electronic equipment and devices, an aspect that we hope will become more important in the future.

At Telefónica we promote sustainable development, mainly through our contribution to SDG 9 'Industry, innovation and infrastructure' and SDG 8 'Decent work and economic growth'.

The following graph shows the distribution of the impacts analysed, their relative quantification, their relationship with the strategic pillars and the SDGs associated with these indicators.

Total Telefónica Group contribution

Total contribution +€100 billion

The social impact of connectivity

Sustainable innovation

Impact of R&D investment

Open innovation and entrepreneurship

Digital skills and other social programmes

Cultural programmes

Volunteering programmes

Digital skills

Network and data security

⊖ Privacy and digital rights

⊕ Overall impact on employment

⊖ Diversity, equality and non-discrimination

Labour practices/working conditions and health and safety

Health and safety

Wage contribution

Employee training

Economic contribution +€48 billion

⊕ Expanding connectivity

Contribution to local tax authorities

Social contribution Digital inclusion €32 billion

⊖ Scope 1 and 2 emissions

⊖ Scope 3 emissions

⊖ Circular economy

Other environmental aspects

⊖ Water · Biodiversity

Social contribution Human capital +€17 billion

Contribution to the environment +€2.5 billion

⊕ Contribution to the decarbonisation of the economy

⊕ Positive impacts
⊖ Negative impacts



0 - €100 million
€100 - €500 million
€500 - €1,000 million
€1,000 - €5,000 million
€5,000 - €10,000 million
€10,000 - €20,000 million
> €20,000 million

Note: this data corresponds to the impact analysis based on calculation indicators for the financial year 2022.

2.13.4. Progress: contribution to socioeconomic development and the environment
GRI 3-3

We publish an annual Socioeconomic Contribution Report in which we analyse the impacts generated by our activity on society and the environment. In this Report we seek to quantify our contribution to digital inclusion, environmental protection, the promotion of innovation and entrepreneurship and the safeguarding of our customers' information and digital rights, among other important areas.

Our latest Report shows that our socio-economic contribution in 2022 exceeded €100 billion. This contribution can be broken down into the following factors:

- **Economic contribution:** the socioeconomic impact we generate thanks to our activity in the main countries in which we operate. This value was over €48 billion.

- **Social contribution - social inclusion:** the extent to which our innovation, communication networks and social actions foster digital inclusion. Our social inclusion contribution was over €32 billion.

- **Social contribution - human capital:** the extent to which we provide quality job creation and employee training. Our estimated impact was €17 billion.

- **Contribution to the environment:** the extent to which our digital services help decarbonise the economy. In this instance our estimated contribution was over €2.5 billion.

Impacts aligned with the Sustainable Development Goals



2.13.4.1. Economic contribution

To analyse our economic contribution, we take into account the value generated directly or indirectly by our activities and investments in the main countries in which we operate.

In addition, we measure the external aspects produced through taxes incurred and those that contribute to the creation of services to society by public administrations.

Economic contribution via connectivity and digitalisation

Through our investments in communications infrastructure and digitalisation, we generate value and economic growth, and thereby mainly contribute to SDGs 8 and 9.

By offering a quality service and supporting local industry, Telefónica encourages social and economic development.

SDG 9 - We deploy connectivity that increases productivity and efficiency

Contribution to SDG 9

Goal

9.1

We drive the digitalisation of the economy by investing in very high-capacity networks that have proven to be key to boosting competitiveness.

9.4

We modernise infrastructure and industries to make them as sustainable as possible. We support the adoption of clean technology, for example by replacing old copper telecommunications networks with new fibre technologies.

9.c

We increase service coverage and access to information technology, and work to provide universal access to the Internet.

In addition, we must bear in mind that telecommunications companies play a central role in many key sectors of the economy, including health, education, transport, business logistics, manufacturing, agriculture, energy and the media. All of this contributes to inclusive and sustainable economic growth.

SDG 8 - We drive digitalisation for a more sustainable society and economy

Contribution to SDG 8

Goal

8.1

We promote and contribute to the economic growth of the countries in which we operate through our business activities.

In this regard, we have quantified the direct and indirect impacts that our activities had on the gross domestic product (GDP) of the main countries in which we provided services in 2023. This contribution includes the direct impact of our economic activity, expenditure and investments (indirect impact), and the impact caused by the increase in consumption resulting from the rise in labour income generated by the jobs created.

For every euro of gross operating margin we obtained in 2023, we generated 4.3 euros of contributions to the GDP of the main countries in which we operate.

Impact on GDP (main operations)

	Millions of euros	% of total impact
Total impact	49,145	100%
Direct impact	18,676	38%
Indirect impact	23,211	47%
Induced impact	7,258	15%

Definitions
Total impact: total impacts generated by corporate activity and the expenses we incur and investments we make in the countries in which we operate.
Direct impact: impact generated directly by our operations.
Indirect impact: impact generated by the expenses and investments of our supply chain.
Induced impact: impact generated by an increase in consumption resulting from the rise in labour income generated by direct and indirect employment.

Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the UK.

For every euro generated in direct impact, we generated an additional 1.6 euros indirectly through expenditure and investment.

Impact on GDP

Countries	Millions of euros	% of local GDP
Germany	7,443	0.2%
Argentina	2,650	0.7%
Brazil	15,380	0.9%
Chile	3,035	0.8%
Colombia	1,730	0.8%
Spain	16,153	1.3%
Mexico	893	0.1%
Peru	1,861	1.1%

Contribution to local tax authorities

We quantify our contributions to local tax authorities through the corporation taxes we pay and other tax contributions, such as fees (for the use of the public domain and the financing of the radio and television corporation, among others), local taxes and social security payments, as well as other similar contributions in different countries.

Taxes help to support public spending on the provision of essential infrastructure for citizens.

 For further information, see 2.17. Fiscal transparency

In addition to calculating the contribution generated by our activity and the amount of taxes paid to public administrations, we have analysed the direct economic value generated and distributed.

Direct economic value generated and distributed
GRI 201-1

We have calculated the direct economic value generated and distributed (EVG&D) over the year in accordance with GRI recommendations.

Information on the creation and distribution of economic value indicates how our Company has generated wealth for different stakeholders.

	2022	2023
Direct economic value generated (revenues) €M:	42,058	40,652
Economic value distributed:	34,348	37,170
Operational costs (€M)	23,682	23,521
Salaries and employee benefits (€M)	5,524	7,188
Payments to capital providers (€M)	2,633	3,950
Payments to governments (€M)	2,438	2,464
Investments in the community (€M)	71	47
Economic value retained (direct economic value generated - economic value distributed) €M	7,710	3,482

2.13.4.2 Social contribution - Digital inclusion
GRI 203-1, 203-2

Within this factor, the biggest contribution comes from the value generated by the fixed and mobile broadband services we offer to our customers in rural areas and cities.

We also create value by investing in R&D, promoting entrepreneurship, fostering network cybersecurity and protecting the privacy of our customers' information.

In addition, the training and cultural programs and volunteering activities promoted by our Foundation support the most vulnerable groups.

The social contribution of connectivity

The deployment of connectivity across the world fosters economic and social growth, triggering positive changes in the business fabric and the economy.

Our commitment to rolling out coverage to provide service to everyone, regardless of location, is demonstrated by our focus on eliminating the digital divide.

 For further information, see chapter 2.12. Digital inclusion

We bring the best digital connectivity and services to all communities and rural areas, to ensure that everyone enjoys an equal share of the benefits of the digital age.

Sustainable innovation as a lever for socioeconomic development

For Telefónica, being a pioneer in the telecommunications sector means having the ability to anticipate market needs by offering an innovative and sustainable product.

Innovation allows us to improve the quality of the service we offer to communities that are ever more aware of the need to incorporate sustainability into production processes. In addition, R&D investments are critical to our Company's long-term growth, as they boost our productivity and competitiveness in the market.

We also support the entrepreneurial ecosystem by investing in startups and promoting entrepreneurship. Through programs such as Wayra and our venture capital investment vehicle, we not only fund startups seeking to grow innovative businesses, but we also provide specialised training to entrepreneurs.

These initiatives prevent the exodus of young talent to other parts of the world, thereby becoming a driving force for innovation and economic development in many regions.

 SDG 8 - We drive digitalisation for a more sustainable society and economy

Contribution to SDG 8

Goal
8.3
We support key sectors and develop policies for productive activities and innovation in order to boost economic growth: • We encourage investment in local companies through programs such as Wayra. • We collaborate with domestic and international organisations that promote economic development and digitalisation.

 SDG 9 - We deploy inclusive connectivity to leave no one behind and foster entrepreneurship and innovation ecosystems

Contribution to SDG 9

Goal
9.5
We foster innovation and technological entrepreneurship through our open innovation programs.
9.c
We bring our connectivity to remote areas, connecting millions of people who have no or very limited access to the Internet.

Digital skills and social programs

Digital education is transforming the way we understand learning, enabling people to continue to participate in social and working life and to create more inclusive and efficient education systems.

Through Fundación Telefónica and initiatives such as Conecta Empleo, Piensaen Grande, Escuela 42 and ProFuturo, we seek to improve digital skill levels in society. We also offer job counselling tools and solutions to identify the most in-demand digital professions and facilitate access to the labour market.

Telefónica's Corporate Volunteering program offers, among other projects and collaborations, digital skills training workshops to improve employability, technology education activities for children and young people, digital literacy initiatives for older people and training on the responsible use of technology for teenagers and people with disabilities.

It aims to improve the economic and social well-being of local communities by promoting youth development, fostering a greater sense of community and increasing access to technology for disadvantaged people. By doing so, we make a positive contribution to SDGs 4 and 17.

 For further information, see 2.12. Digital inclusion

We promote knowledge of new digital technologies to facilitate employability and inclusion.

 SDG 4 - We address inequalities by investing in digital skills to empower people in the digital environment

Contribution to SDG 4

Goals

4.3

We ensure equal access for all men and women to quality technical, vocational and higher education, including university education.

4.4

We will significantly increase the number of young people and adults who have the necessary skills, in particular technical and vocational skills, to access employment, decent work and entrepreneurship.

4.4.1

We teach and empower people to be ready for the new digital environment:
• We enable access to training in the skills needed to access employment and entrepreneurship.
• We ensure that all our employees have access to personalised digital skills retraining programs.

4.c

Thanks to the digitalisation programs offered by our foundation, Fundación Telefónica, we are able to enhance the training of professionals and foster modernisation and digitalisation in education.

With regard to our contribution to culture, Fundación Telefónica organises conferences, research, exhibitions and workshops to disseminate and share cultural and technological knowledge.

The aim of this educational offering is to give society the means to access the most significant art and culture content of the digital revolution era.

17 PARTNERSHIPS FOR THE GOALS	SDG 17 – Develop strong global alliances for sustainable development

Contribution to SDG 17

Goal

17.8

We foster collaboration with other organisations to innovate and increase access to, and the use of, technology and digitalisation in all areas of society.

Security, privacy and digital rights

As businesses and their surroundings become increasingly digital, we seek to stay ahead of possible threats by investing in information security and engaging in ongoing collaborations with other players in the telecommunications industry. We also collaborate with different organisations, social entities and public administrations to support the most vulnerable groups and promote the responsible and ethical use of new technologies.

Telefónica also promotes the responsible management of digital content on the Internet, ensuring child protection, freedom of expression and the responsible use of new technologies.

We have a revamped **Global Transparency Centre** and Privacy and Security Centres for each of our operations. These centres keep our customers informed about the protection of their data and provide them with tools that enable them to take control of their information.

 For further information, see 2.18. Privacy and security

16 PEACE, JUSTICE AND STRONG INSTITUTIONS	SDG 16 – We build trust by raising awareness of the ethical and responsible use of technology

Contribution to SDG 16

Goal

16.5

Our internal Responsible Business Programs seek to ensure that all levels of the organisation are held to the highest standards in order to instil trust.

16.10

We promote public access to information, protecting privacy, security and digital rights. We foster digital trust and the use of data.

16.a

We strengthen our institutions and cooperation at all levels via employee-led activities that create value and help the most vulnerable people.

16.c

We strive to strengthen institutions and cooperation with other public and private bodies.

2.13.4.3. Social contribution. Human capital

For this factor, we analyse our commitment to promoting the physical, intellectual and economic well-being of our employees, as well as the impact our business has on job creation.

Contributing to job creation

The telecommunications sector is a catalyst for business development and economic activities that are crucial to creating jobs. They are a fundamental source of social cohesion and social justice, enabling the participation of citizens, the distribution of wealth and the guarantee of rights.

Through our activity, we create jobs both directly (employment in Group companies), indirectly (employment across our supply chain) and through induced jobs (employment in different sectors of society). In addition to the direct jobs created by the Company, our activity stands us in good stead as a driving force for progress and the creation of more indirect and induced jobs.



SDG 8 - We boost digitalisation to promote quality jobs

Contribution to SDG 8

Goal

8.5

We promote employment and quality work for all women and men, including young people and people with disabilities, and equal pay for work of equal value.

8.8

We guarantee and protect labour rights, providing a safe working environment for all workers

	Impact on employment in main countries (no. of people)	% of total impact
Total impact	1,312,829	100%
Direct impact	99,485	8%
Indirect impact	837,679	64%
Induced impact	375,665	29%

Definitions
Total impact: total impacts generated by corporate activity and the expenses we incur and investments we make in the countries in which we operate.
Direct impact: impact generated directly by our operations.
Indirect impact: jobs generated in companies and sectors that receive our expenditure and investments and by their respective suppliers.
Induced impact: jobs created in all economic sectors thanks to the economic activity generated in an induced way in the market as a whole.

Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the UK.

Our activities constitute a catalyst for job creation: for every person we hire, we additionally generate over 10 indirect or induced jobs.

Countries	Impact on employment (No. of people)	% of total local employment
Germany	47,871	0.1%
Argentina	37,055	0.2%
Brazil	758,885	0.8%
Chile	85,161	0.9%
Colombia	114,614	0.5%
Spain	161,498	0.8%
Mexico	22,344	0.1%
Peru	85,401	0.5%

Diversity, equality and non-discrimination

At Telefónica, managing diversity and inclusion helps us to attract and retain high-potential professionals and to respect principles of social justice. Our system includes internal bodies and figures that monitor progress in this regard and protect people from any kind of discrimination.

 For further information, see 2.7. Diversity and Inclusion



 SDG 5 - We promote gender equality and reduce pay gaps

Contribution to SDG 5

Goal

5.2

We work towards the elimination of all forms of violence against women.

5.5

We are committed to fostering women's leadership, increasing the proportion of women in leadership positions and eliminating all forms of unequal pay.

5.b

We improve the use of instrumental technology, in particular information and communication technologies (ICT), to promote women's empowerment by fostering actions and programs that help reduce the digital gender gap and promote STEM careers among young women.

Labour practices/working conditions and health and safety

Training our employees and raising awareness among them are both essential to consolidating our culture. Our professionals have face-to-face and remote courses available to them on health, safety and well-being at work.

Furthermore, we develop annual strategic training programs on issues such as compliance, privacy, new technologies, digital security, ethics and artificial intelligence (AI), environmental management, accessibility and diversity, effective communication, leadership and time management. We also have Universitas, one of the best corporate universities in the world.

Users would have to spend the equivalent of 40 years of working days to complete all the training content currently available across Telefónica's training programs.

In addition, the remuneration of our professionals is linked to individual levels of responsibility, leadership and performance in the organisation. Our remuneration approach is demanding and competitive, aimed at attracting, retaining and motivating professionals. This allows us to achieve our strategic goals, fostering the well-being of our employees and the economic growth of the regions in which we operate.

Lastly, we are aware of the health and safety challenges that can arise, so we have built a strong people-oriented health and safety culture, which incorporates the work environment, mental well-being, healthy living, physical activity, nutrition and the personal environment.

We therefore assess, monitor and prevent risks that may arise in the course of our operations.

➕ For further information, see 2.6. Attraction, retention and talent development

2.13.4.4. Contribution to the environment

This factor takes into account our contribution to the environment in order to achieve more sustainable economic development. To this end, we assess the costs associated with the emissions and waste produced by our activities.

Similarly, we quantify the economic impacts resulting from our consumption of resources, such as water, and the impact we have on the biodiversity of our environment.

Climate change and energy management

At Telefónica we remain committed to the international targets set for the fight against climate change. We have set ourselves the target of reducing 90% of our global Scope 1 and 2 emissions by 2030 and achieving net zero emissions by 2040, including across our value chain.

To this end, we are increasing the Group's sustainable financing and decreasing our dependence on fossil fuels. In addition, we are incorporating environmental criteria into decision-making by implementing internal carbon pricing to help us select more efficient systems and technologies, thereby reducing emissions across the entire life cycle.

 SDG 13 - We combat climate change and improve resource efficiency and utilisation

Contribution to SDG 13

Goal

13.2

We incorporate climate change measures into the Company's policies and strategies through emissions reduction programs.

In terms of our carbon footprint, the emissions from our value chain, namely suppliers and customers (Scope 3), are the largest.

For several years, we have had a partnership program aimed at reducing our suppliers' emissions, as part of which we analyse their climate maturity and help them reduce their carbon footprint.

In addition, we mitigate the impact our business has on the environment by decoupling the growth of traffic on our networks from the greenhouse gas emissions this produces.

 **ODS 7 - We develop the most efficient telecommunications network powered by renewable energies**

Contribución al ODS 7

Goal
7.2
We promote the use of renewable and clean energy in all our activities.
7.3
We encourage the development of projects that increase energy efficiency and provide the best technology in order to offer our customers pioneering, efficient and sustainable products and services.

Our goal is to align our efforts with decarbonisation, so that in accordance with the SBTi we limit global warming to below 1.5°C.

In Europe, Brazil, Peru and Chile, 100% of the electricity we consume at our own facilities comes from renewable sources (82% globally). Our goal, as part of the RE100 initiative, is for the electricity we consume in all our operations to come entirely from renewable sources by 2030.

 For further information, see 2.1. Responsibility to the environment

Circular economy

We work to extend the useful life of equipment and implement internal eco-efficiency measures, as well as promoting the environmental design of the products and services we offer to our customers.

To reduce our impact and encourage the reincorporation of materials into the production cycle, we support reuse and recycling.

 SDG 12 - We promote a circular use of electronic equipment, through ecodesign, reuse and recycling

Contribution to SDG 12

Goal
12.2
We achieve the sustainable management and efficient use of natural resources.
12.5
We minimise waste generation through prevention, reduction, recycling and reuse activities, promoting programs that foster the circular economy and waste recycling.
12.6
We transform our internal processes to ensure that all our solutions are designed and developed according to ethical and sustainable criteria.

Contribution to the decarbonisation of the economy

At Telefónica we offer services that generate environmental benefits by reducing the consumption of energy and CO_2 emissions and boosting the circular economy.

In this regard, our portfolio of Eco Smart services, verified by AENOR (an independent certifier), identifies those solutions that contribute positively to environmental protection when used by our customers.

In 2023, thanks to the efficiencies generated by our connectivity and Eco Smart services, our customers avoided the emission of 86.1 million tonnes of CO_2.



SDG 11 - We develop solutions to optimise consumption, reduce emissions and improve mobility and safety for people and communities

Contribution to SDG 11

Goal

11.6

We promote the development of digital services and solutions that have a positive impact on the environment through our portfolio of Eco Smart services.

We develop new digital solutions to accelerate the decarbonisation and sustainable transformation of the economy.

 For further information, see 2.11. Sustainable offering and innovation

Other environmental aspects

Water
We put specific measures in place to reduce water consumption and improve water efficiency.

We take dedicated steps towards achieving efficient consumption, especially in water-stressed areas. These include the installation of water management systems and pressure monitors, preventive maintenance to avoid leaks, the dissemination of awareness campaigns among employees and the inclusion of clauses in building maintenance and cleaning contracts encouraging responsible and efficient water use by our suppliers.

Biodiversity
At Telefónica we strive to mitigate the consequences of our activities and the impact on wild species and/or their natural habitat, especially in protected areas.

 For further information, see 2.4. Biodiversity, water and other environmental aspects

Milestones

❶ We generated a positive impact on our environment amounting to over €100 billion.

❷ We published our Socioeconomic Contribution Report for the third consecutive year, incorporating further improvements and recommendations from international frameworks.

❸ We have optimised the models used to calculate and estimate the social impact of the organisation's strategic projects.

2.14. Human Rights

Key points

Governance

at the highest level at Telefónica with a view to respecting and promoting human rights.

100%

of our operations have conducted human rights risk assessments to identify, prevent, mitigate and remedy any potential adverse impacts.

Pioneers

in publishing a report on the Due Diligence process taking into account the new regulatory requirements.

2.14.1. Vision

Human rights are a key pillar for the functioning of business and society at large. Guaranteeing people's rights not only represents a set of ethical principles but is also a key component in ensuring the long-term sustainability and well-being of companies.

We are currently facing countless challenges related to human rights with global and increasingly profound effects on all of us. The climate crisis, digital divide, social inequality and the violation of people's rights are just a few examples. For this reason, by incorporating human rights into our corporate strategy, we are paving the way for managing the risks and harnessing the opportunities. As a multinational company, we contribute actively to resolving these worldwide challenges through a responsible business conduct, by developing sustainable solutions and by contributing to a fair transition.

In this regard, we are committed to the United Nations (UN) Declaration of Human Rights (1948), as well as subsequent standards such as the UN Guiding Principles on Business and Human Rights of 2011 and the OECD Guidelines for Multinational Enterprises.

Furthermore, we go beyond our internal ecosystem in this regard and aspire to work closely with our stakeholders to ensure respect for human rights throughout our entire value chain. To this end, we have implemented various initiatives and measures to guarantee the respect for human rights among our suppliers in the supply chain and that of our customers through the responsible development of products and services.

2.14.2. Targets

- 100% of our operations assessed on human rights twice a year.

- 100% of potential high-risk suppliers assessed on sustainability matters (including human rights) via an external platform by the end of 2026.

- 100% of new products and services developed at Group level assessed under the internal framework for Responsibility by Design by 2025.

- Maintain leading position in the Ranking Digital Rights and the Digital Inclusion Benchmark.

2.14.3. Governance
GRI 2-12, 2-13

We have established a sound governance model at the highest level, led by a Board of Directors that involves all relevant hierarchies and areas of the Company globally and locally to ensure that our commitment to human rights permeates our day-to-day business at all levels (more information in the box below: Human rights governance).

Governance model of the human rights and environment due diligence process

Bodies

Board of Directors

Functions
Approval of the Responsible Business Plan, which includes objectives/projects regarding human rights and related policies.

Sustainability and Regulation Committee

Functions
Supervision of the implementation of the Responsible Business Plan and the objectives/projects related to human rights.

Audit and Control Committee

Functions
Supervision of the human rights risk management model and the effectiveness of internal control, as well as the integrity of information related to the topic.

Global Sustainability (ESG) Office

Functions
Monitoring and coordination of the Responsible Business Plan.

Cross-cutting administration of the Management Areas

Functions
Management of the due diligence process in general and objectives/projects related to human rights in particular by the Managing Areas (Global Sustainability Management, Human Resources, Purchasing, General Secretariat, Compliance, and any other area that may be affected depending on the subject matter being addressed).

Local teams

Functions
Monitoring, setting objectives, continuous improvement at the local level.

2.14.4. Policies
GRI 2-23, 2-24

Our main internal human rights policies and standards are:

- Global Human Rights Policy.
- Supply Chain Sustainability Policy.
- Management of the Responsible Business Principles Channel Regulation.
- Internal Information System Management of Telefónica Group Policy.
- Global Privacy Policy.
- Global Security Policy.
- Occupational Health, Safety and Well-being Regulation.
- Diversity and Inclusion Policy.
- Responsible Communications Regulation.

- Global Environmental Policy.
- Anti-Corruption Policy.
- Global Regulation on Requests by Competent Authorities.
- Artificial Intelligence Principles.
- Artificial Intelligence Governance Model Regulation.
- Equality Policy.

2.14.5. Impacts, risks and opportunities

We are fully aware that the nature and geographical scope of our operations involve **potential impacts** on human rights in our value chain. Our suppliers, employees and customers are a major part of our Company's development, and our business activity may impact their human rights.

Privacy and data security, digital inclusion and decent working conditions are some examples of the rights in which we play an essential role. We must ensure these rights are respected, both internally (among our employees) and externally (among suppliers and customers).

We perform impact assessments – a key element of the Due Diligence process – to identify and evaluate potential and actual impacts and to conduct materiality analyses based on severity and likelihood.

For each of the material issues discussed in this Report, we have included the information about these impacts in the respective "Impacts, risks and opportunities" sections.



For further information, see 1.4. Materiality

However, certain human rights **risks** may emerge in the normal course of our day-to-day business, and these must be managed. In most cases, risks are of a direct nature, but they may also arise indirectly, through our commercial relationships with our partners. Both types of risk must be managed to ensure the sustainability of our business. In our case, human rights risks are managed through the Enterprise Risk Management process, which includes the ad hoc risk analysis – the Basic Human Rights Risk – as part of the Company's risk map.



For further information, see 3. Risks

Nonetheless, we cannot ignore the fact that connectivity is a crucial tool in facilitating and promoting people's rights and driving economic and social development. This fact enables the Company to leverage business **opportunities** that are based on connectivity and aimed at meeting people's needs.

2.14.6. Action plan and commitments

GRI 2-23, 2-24, 2-25, 3-3

Our commitment to respect and foster human rights is embodied in the policies and processes that make up our Due Diligence process and permeates Telefónica's entire value chain.

The **Due Diligence** process we have developed around sustainability allows us to identify, prevent, mitigate and/or remedy (potential and actual) human rights impacts linked to our operations. It also serves as a reliable tool with which to manage the impacts, risks and opportunities faced by the Company.

This process is based on the United Nations (UN) Guiding Principles on Business and Human Rights, which have inspired the requirements of the **European Union's Corporate Sustainability Due Diligence Directive,** currently in the process of being finalized, as well as other, existing regulations such as the Due Diligence Supply Chain Act in Germany.



1.
Policy
2.
Impact assessments
3.
Integration into processes
4.
Assessment and reporting
5.
Complaint and remedy mechanisms
Our due diligence in human rights and the environment

2.14.6.1. Phases of due diligence

GRI 3-3, 408-1, 409-1

1. Policy

The starting point of our due diligence is our **Global Human Rights Policy (phase 1);** the latter has been approved by the Board of Directors and applies to all the Group's companies. The aim of this policy is to ratify our responsibility to respect and promote human rights and establish general guiding principles that form the basis of our relationship with suppliers, employees, customers and society. Deriving from this are other internal policies and procedures that serve as instruments to ensure respect for these rights in more specific areas such as privacy, diversity and non-discrimination.

2. Impact assessments

From an internal management perspective, all starts with **impact assessments (phase 2)**, of which there are two types.

Firstly, there are the **global impact assessments**, which we conduct on a regular basis (every three or four years) with the participation of different areas of the Company whose responsibilities are related to human rights, independent external experts and external rightsholders/stakeholders. The purpose of this process is to understand both the real and/or potential ramifications of our products, services and business activities on human rights and, in this way, identify possible impacts we need to manage.

Secondly, we perform other, **specific analyses**:

- Biannual risk assessments in all our operations at national level in accordance with Telefónica's Enterprise Risk Management process.
- Local impact assessments in cases where it is considered relevant, in order to have a more accurate picture of the national situation to allows us to address the impacts/risks in specific contexts.
- Thematic impact assessments when we need a detailed picture of a specific issue because when a particular impact/risk is identified.

Human rights impact assessment process


Global Human Rights Impact Assessment
Frequency: Every three-four years
Methodology: through an independent, specialised consultancy firm
Identification of the most significant impacts
Assessments in all our operations
Frequency: Twice a year
if a local risk or impact is identified
if an impact and/or risk is identified in an issue
Local assessment (focusing on the domestic situation)
Specific assessment (focusing on an issue)

The most recent Global Impact Assessment was carried out in 2022, which resulted in the identification of a total of 18 salient impact issues taking into account the entire value chain. The assessment was performed in accordance with the methodology established by the new regulation, and is based on its criteria of severity and probability. The issues identified are presented below, according to the operational area they affect and the groups potentially impacted by them.

Salient issues identified in the 2022 Global Impact Assessment: issues and groups impacted

Salient Issues

Value Chain[1]	Operations	Human resources[2]	Products and services	Ethics and governance
• Labour conditions • Health and safety • Diversity and non-discrimination • Privacy • Cybersecurity • Climate change • Conflict minerals	• Labour conditions • Health and safety • Privacy • Cybersecurity • Digital inclusion • Land rights • Climate change • Circular economy • Biodiversity • Water resources	• Labour conditions • Diversity and non-discrimination • Health and safety • Privacy • Cybersecurity	• Privacy • Cybersecurity • Responsible use of new technologies • Freedom of expression and information • Digital inclusion • Protection of minors • Climate change • Circular economy	• Fiscal responsibility • Competitive behaviour • Corruption and bribery

Impacted groups[3,4]

Value chain	Operations	Human resources	Products and services	Ethics and governance
• Workers in our supply chain • Migrant workers • Customers • Minors • Vulnerable groups • Investors and analysts	• Own employees • Workers in our supply chain • Local communities • Vulnerable groups • Investors and analysts	• Own employees • Minors • Vulnerable groups • Investors and analysts	• Customers • Minors • Vulnerable groups • Investors and analysts	• Society in general • Own employees

Taking as the point of reference the impacts identified in our global impact assessment, we have grouped them according to the priority areas for Telefónica. Each of these areas is worked on in detail and specific actions are being taken, which is explained in the section on Progress (see below).These areas are: **digital rights, responsible use of new technologies, digital inclusion, protection of children and social** and **environmental standards in the supply chain.**

---

[1] Both upstream and downstream, with regard to suppliers and sub-suppliers (upstream) and with regard to customers or partners, e.g. during M&A (downstream).

[2] Working conditions include freedom of association/right to collective bargaining, etc./Diversity and non-discrimination include equal remuneration etc.

[3] Workers in our supply chain includes child/forced labour, human trafficking etc.

[4] Vulnerable groups take into account indigenous communities, women, seniors, ethnic minorities, persons with disabilities and other groups potentially facing discrimination.

Impacts identified for Telefónica in the area of human rights

Conflict minerals	Labour conditions	Diversity and non-discrimination	Privacy	Digital inclusion	Protection of children
Health and safety	Freedom of expression and information	Responsible use of new technologies	Environment	Land rights	Corruption and bribery
Cybersecurity	Circular economy	Biodiversity	Water resources	Fiscal responsibility	Competitive behaviour

Priority areas for Telefónica regarding human rights

The 18 impacts we have described in the table above are encompassed within the following broad areas:


Digital rights


Responsible use of new technologies


Digital inclusion


Protection of children


Social and environmental standards in the supply chain

- **Digital rights (privacy, freedom of expression and information, and cybersecurity):** as an ICT company that handles the personal data of customers, we use and protect their information with maximum security, providing transparency and control over the use of the data and the purposes of use. The same commitment to privacy, freedom of expression and cybersecurity applies to requests we receive from competent authorities regarding interceptions of communications, access to metadata, blocking and restriction of content, and geographical suspensions and/or service restrictions.

- **Responsible use of new technologies (artificial intelligence and big data):** the relationship between people and machines is becoming ever closer and more binding. This is why it is essential to ensure and monitor the ethical development and use of new technologies to ensure that technological breakthroughs do not undermine people's rights but contribute to sustainable development.

- **Digital inclusion:** the core of our business is the provision of connectivity to people through the development and distribution of products and services. It is thus essential to ensure that our products and services are developed responsibly and we leave no one behind, regardless of their gender, age, education, income level or geographical location.

- **Protection of children:** the digital world offers many opportunities. Children need digital skills and specific tools to enable them to access and benefit from these opportunities. In doing so, we must protect their online privacy and reputation on the Web, as well as address any potential impacts such as inappropriate content.

- **Social and environmental standards in the supply chain:** it is essential that we pay particular attention to supply chain management, given our commitment, its scope and relevance. The goal is to join forces to ensure that our suppliers have a proper human rights and environmental performance.

3. Integration in processes

Based on the results obtained from the various impact assessments, we adapt our internal policies and processes **(phase 3)** to prevent, mitigate and/or remedy potential human rights impacts.

Two processes should be highlighted: Responsibility by Design, focusing on the integration of ethical and sustainable criteria (including respect for human rights), from the initial development phases of any product or service; and the mandatory human rights training for all employees and strategic areas of the Company.

4. Assessment and reporting

We carry out monitoring and reporting activities **(phase 4)** on an ongoing basis. To this end, we monitor and assess possible risks related to human rights on a regular basis. We also assess the degree to which the improvements arising out of the impact assessment work plans have been implemented. Furthermore, we generate public reports about our due diligence process and our general management of human rights.

5. Complaint and remedy mechanisms

One of our complaint and remedy mechanisms (phase 5), the Whistleblowing and Queries Channel, enables anyone, whether an individual or an entity, to express their concern or complaints about human rights, among other issues. In addition to resolving their query, we take appropriate steps to reduce risks through our policies and processes, etc.

The channel is publicly available 24/7 in several languages. Users are able to present a query on an anonymous basis if they so wish.

2.14.7. Progress in 2023

2.14.7.1. Due diligence

We continued to work in 2023 on each of the five steps of our due diligence process. In general terms, the essential progress in two areas should be highlighted:

- The **continuation of the due diligence process based on the results of the Global Impact Assessment** performed during the previous year (2022). This involved a series of activities such as the prioritisation and action plan for implementing the recommendations contained in the assessment.

- The creation and publication of a **report on the Due Diligence process as regards human rights and the environment.** The report publicly states how we manage human rights issues and includes the main conclusions drawn from the most recent Global Impact Assessment and some examples of best practices.

The table below reflects our progress in recent years for each of the five phases of our Due Diligence and shows that it is a continuous and cross-cutting process for the entire Company.

Due diligence step	Activities
1.Policy	**What is it?** Telefónica's public commitment to human rights **What have we done?** • Publishing of the Human Rights Policy approved by the Board of Directors. • The policy: ◦ Defines our Due Diligence process. ◦ Defines a governance model with clear responsibilities. ◦ Conforms to international human rights norms and standards. ◦ Covers the entire value chain. ◦ Is publicly available in several languages. ◦ Is communicated internally and externally. ◦ Implementation of the policy regularly assessed. • We are working on compiling recommendations and improvements for the next update, in light of the Corporate Sustainability Due Diligence Directive (CSDDD).
2.Impact assessments	**What is it?** Procedure to identify impacts in the value chain. **What have we done?** • Performed regularly at a global level (in 2013, 2018 and 2022). Conducted with external human rights experts (e.g. with BSR in 2013, BHR in 2018 and Deloitte in 2022). • Involving participation by a number of stakeholders (NGOs, public institutions, commercial partners, sector associations, among others) at a global/local level through interviews. Additional assessments in all countries on a six-monthly basis (also in 2023) to assess risks/impacts in the local context.

3. Integration in processes	**What is it?**
	Field work to adapt internal policies and processes to manage impacts.
	
	What have we done?
	• Impact assessments are submitted to the Sustainability and Regulation Committee of the Board of Directors
	• Integration of results of impact assessments into internal policies and processes.
	• Some examples of the integration of results from assessments into processes:
	  ◦ Mandatory human rights training for all employees.
	  ◦ Human rights are established as a "basic risk" in the Company's risk map (ERM).
	  ◦ Inclusion of human rights clauses in contracts with third parties (suppliers, partners, etc.) and investment agreements, joint ventures, mergers and acquisitions.
	  ◦ On-site human rights audits of suppliers on issues such as health and safety, working conditions, and child/forced labour.
	  ◦ Specific attention process in the event of a human rights crisis (for example, regarding privacy/freedom of expression issues).
	  ◦ Implementation of "Human Rights by Design".
	  ◦ Adopting of new policies and updating of existing policies relating to human rights: for example, the Artificial Intelligence (AI) Governance Model Regulations in 2023

4. Assessment and reporting	**What is it?**
	Monitoring of the processes and of the measures put in place to manage the impacts, in order to assess the efficacy of said measures and the opportunities for improvement in the process and to communicate the progress of these measures.
	
	What have we done?
	• Responsible Business Plan: annual reporting to the Board of Directors about the implementation of the plan (which includes human rights).
	• Risk map: continuous monitoring of human rights risks in the Company's risk map. Basic human rights risk.
	• Impact assessments: regular assessment of our human rights performance through impact assessments at global/local level.
	• Regular and public reports.
	  ◦ Reporting on human rights performance in the Integrated Report.
	  ◦ Human rights and environmental due diligence report.
	  ◦ Transparency Report (privacy and freedom of expression matters).
	• Corporate website: updated information on human rights performance.
	• Participation in multi-stakeholder initiatives such as the UN Global Compact, the UN's B-Tech initiative, etc.

5. Complaint and remedy mechanisms	**What is it?** Public channel available to all stakeholders (suppliers, customers, employees, investors, etc.) through different means of access (corporate website, contact forms, etc.). In the languages of all the Company's operators. **What have we done?** • Our Whistleblowing and Queries Channel, allowing stakeholders to file complaints or queries confidentially and anonymously on any matter related to the Responsible Business Principles (also, explicitly, on human rights). • Channel regulations (publicly available), that guarantees a uniform procedure, stipulating that queries must be answered and, where possible, solutions/remedies offered within the shortest possible period. • The queries received through the channel serve to update policies and processes, etc., regarding human rights. • The channel is available to all, regardless of their relationship with Telefónica (customers, shareholders, employees, suppliers, etc.). It is available 24/7 and in the languages of the countries where we are present. • New features and improvements for users: a two-way communication channel between those making the queries and the people responsible for handling the query, through which they can also send documentation, if necessary. In addition, through the Communication Channel, the querying party can see the status of their query in real time and ascertain its outcome. • Approval of the Internal Reporting System Policy and adaptation of the whistleblowing channel in accordance with Spanish Law 2/2023.

2.14.7.2. Cross-cutting initiatives to manage the potential impacts identified through the Impact Assessment

In addition, based on the lessons learned year after year, we continued reinforcing three cross-cutting initiatives that help us make our commitments in terms of human rights a reality:

 **Training in human rights**

As in previous years, we provided general training for all employees through the Responsible Business Principles and Human Rights Course and more specific training for certain professionals whose work might have a greater impact on human rights.

 For further information, see 2.15. Governance and culture of sustainability

 **Human rights by design**

In 2023, the "human rights by design" approach continued to be implemented. For this purpose, the product managers conduct a self-assessment of new products and services using an online tool. This is done during the design phase to identify and address potential human rights impacts such as the right privacy, freedom of expression, non- discrimination, AI and the impact on vulnerable groups such as children. If risks are identified, the product or service is subjected to more detailed analysis with the help of the Company's human rights experts in order to avoid adverse effects.

 For further information, see 2.11. Sustainable offering and innovation

 **Responsible network deployment**

In 2023, we continued to implement our guidelines for responsible network deployment in all the countries where we are present. These guidelines were developed in close collaboration with our local teams and outline a set of recommendations to be followed to respect the human rights of the stakeholders involved (employees, suppliers, local communities, etc.) in the following phases of network deployment: deployment justification, deployment planning, field operations, network operations, and network maintenance and removal.

For example, in Colombia, there is a specific protocol for the relationship with indigenous communities. The protocol contains the basic guidelines on conduct to facilitate the relationship with communities in order to:(i) prevent potential conflicts of interest with communities and (ii) determine the action for handling social crisis situations and reduce their impacts.

Also in Colombia, we have collaborated in developing a number of different guides on issues such as decent working conditions, the supply chain, relationships with local communities, strengthening the institution, and complaint and claim mechanisms; we have participated in trade union-related working groups regarding consultations with local communities and we have continued to promote and raise awareness of corporate policies regarding human rights, as well as the Responsible Business Principles, etc.

2.14.7.3. Progress in the five priority areas

Regarding the five priority issues for **Telefónica concerning human rights and environmental issues,** referred to in the Action Plan and Commitments section, we would highlight the following developments:

1. Digital inclusion

Telefónica maintained its position as the world leader in digital inclusion in the **Digital Inclusion Benchmark (DIB)** for 2023 conducted by the World Benchmarking Alliance (WBA).This benchmark analyses how the 200 most influential tech companies improve access to technology and reliable use of technology in order to foster a more inclusive digital economy and society.

As an essential part of our commitment to digital inclusion, and in order to ensure our new products and services are developed in a responsible way, we continue applying inclusive criteria in our **Responsibility by Design initiative.**

Simultaneously, we continue to allocate proceeds from sustainable bonds to finance the deployment of **mobile broadband connectivity** with the aim of reducing the digital divide in **areas with limited access** like in rural areas. This has enabled us to narrow the digital divide by offering mobile broadband connectivity to more than **7.200 municipalities**.

 For further information, see 1.7. Finance for the transition to a sustainable economy

Telefónica is a participant in the Bluevia consortium. This is a network operator which provides fibre-to-the-home (FTTH) services with the goal of improving connectivity by access to fibre in Spanish towns with fewer than 20,000 inhabitants and, by doing so, contributes to the social and economic development of these rural areas.

2. Digital rights (privacy, freedom of expression and information and cybersecurity)

At Telefónica, we have assumed our responsibility with regard to digital rights such as data privacy, freedom of expression and cybersecurity. As a demonstration of our commitment and ongoing progress, we have been recognised as the leading telco in this respect among all the global telecommunications companies assessed by **Ranking Digital Rights (RDR)**, in the last three editions of the RDR's index. For further information about our privacy and security policies, please see the Transparency Report on the Telefónica website.

 For further information, see 2.18 Privacy and security



As part of our commitment to digital rights, we created a new **Global Transparency Centre,** a public and accessible space which offers access to all the information about our policies and management in relation to the privacy, data security and freedom of expression of our customers. From this space, you can also access the existing local transparency centres.

In 2023, we continued participating in **B-Tech, a UN initiative**. B-Tech seeks to foster dialogue about human rights in the digital sector among different stakeholders and offer a platform for participation to generate shared knowledge about human and digital rights.

3. Responsible use of new technologies (AI and big data)

In order to ensure that new technologies such as AI and big data are developed and used responsibly, we have continued to introduce our AI principles throughout all our operations. Therefore, in 2023 **we approved new internal regulations on the AI Governance Model** which embodies our commitment to ethical and responsible progress in new technologies. These regulations set out the roles and processes necessary to ensure respect for human rights in new technologies and responsible management of AI through a specific governance model.

In this context, we offer a course to all our employees on how to apply and respect human rights right from the initial design stage, which includes considerations about responsible use of AI.

Furthermore, as part of our participation in **B-Tech**, we have joined a specific working group on **responsible management of AI** in collaboration with other companies in the sector and other stakeholders. Its aim is to share and apply best practices, taking into account the constant evolution of AI.

 For further information, see 2.11. Sustainable offering and innovation

4. Protection of children

At Telefónica, we focus on making the **Internet a safer place for children**, thereby reaffirming out commitment to children's rights through specific measures. Our processes and initiatives are based on the Children's Rights and Business Principles developed by Unicef and use its MO-CRIA (Mobile Operator Child Rights Impact) self-assessment tool.

Children (including boys, girls and teenagers) are one of the vulnerable groups highlighted in the internal policies of our Responsible Business Principles, our Responsible Communication Regulations and the Supply Chain Sustainability Policy.

In addition, in 2023 we continued to make progress with the following initiatives:

- **Products and services**: the Responsibility by Design initiative includes explicit criteria centring on protecting children as a potentially vulnerable group during the development of our new products and services. We also offer products such as SmartWifi, which enables parents to control their children's access to online content.

- **Audiovisual environment**: creation of a Movistar Plus+ child profile to be used by children up to 12 years of age to ensure a secure technological environment within the Movistar + application.

- **Secure Internet environment:** collaboration with the Internet Watch Foundation, to identify and block online images of child sexual abuse.

- **Responsible communication:** our Responsible Communication Regulations provide explicit guidelines to protect children in our communications with customers.

 For further information, see 2.12. Digital inclusion

5. Social and environmental standards in the supply chain

While our supply chain management is explained in more detail in the chapter 2.20., it is important to highlight our abiding commitment to ensuring that our suppliers operate in a way that respects human rights.

To achieve this, in 2023, as in previous years, **we required all our suppliers to sign and accept the Supply Chain Sustainability Policy**, which sets out contractually binding human rights requirements. We also conducted a **risk analysis** to identify any suppliers which may constitute a potentially high risk in terms of sustainability, in general, and human rights in particular, based on their business activities, among other criteria. Once we have identified any potential high-risk suppliers, we invite them to conduct an assessment of their sustainability performance. This **assessment of potential high-risk suppliers** is performed through Integrity Next, an external platform that enables us to assess our suppliers' performance on a number of different sustainability issues such as labour conditions, health and safety.

In addition, we verify the compliance of the most important suppliers through on-site audits. In a similar way, we also conduct on-site audits through our internal Allies Programme (for suppliers of services) and the sectoral-based Joint Alliance for CSR (JAC) initiative (for product manufacturers) in conjunction with other ICT sector companies. These audits address specific issues such as forced labour, child labour and/or conflict minerals, and include follow-up monitoring to ensure corrective actions are taken for any nonconformities detected.

Practical example of corrective action: audits and working groups

We work to ensure that human rights are respected throughout the value chain. In the case of suppliers (upstream), we make sure that they meet their obligations in that respect, among other things, through audits. Some of the issues that are reviewed in these audits are health and safety, freedom of association, working conditions and wages, discrimination, forced labour and child labour.

Audits help us to identify potential non-compliance with human rights by our direct and indirect suppliers (Tier 2 and above). A case in point from 2023 was the discovery that one of the factories audited was retaining part of its employees' wages to cover the cost of the personal protective equipment (PPE) required to do the work. As a corrective measure, it was agreed that the company would be responsible for covering the cost of the work overalls and for offering the PPE free of charge for all employees. More examples of corrective actions are given in the table in the section on "JAC audit details" (chapter 2.16.).Responsible supply chain management.

In addition to audits, we are part of a specialised due diligence working group within the JAC sectoral initiative. This working group was created in 2023 and analyses the developments as regards the new human rights and environmental requirements in the EU. It provides a space for telcos to work together to promote sustainability in the supply chain in the ICT sector.

 For further information, see 2.1.9 Responsible supply chain management

Milestones

❶ Human rights risk assessment in all our operations.

❷ Implementation of the recommendations from the Global Impact Assessment performed in 2022.

❸ Publication of the Human Rights and Environmental Due Diligence report.

❹ Inclusion of the results of the Global Impact Assessment in the double materiality analysis.

❺ Leading telco in the latest edition of the Ranking Digital Rights index and the Digital Inclusion Benchmark.

Summary of key indicators

	2022	2023
No. of employees trained in human rights through our Responsible Business Principles course from its launch in 2022	91,347	92,401
% of operators subjected to a human rights impact assessment	100%	100%
No. of on-site human rights audits of suppliers (labour issues, child/forced labour, health and safety, privacy and security)	9,964	9,028



Leading by example

2.15. Governance and culture of sustainability

Key points

92,401
employees have received training in our code of ethics, our Responsible Business Principles.

20%
of our professionals' variable remuneration is linked to ESG targets such as reductions in carbon emissions and gender equality.

3,300
courses on sustainability were taken by our employees in 2023 through the Company's newly launched ESG Academy.

2.15.1. Governance
GRI 2-9, 2-12, 2-13, 2-14, 2-16

Telefonica's Responsible Business Principles are our code of ethics and conduct. The Principles also form the basis of our sustainability policy as they guide us to act with integrity, commitment and transparency.

To ensure that our Responsible Business Principles are the common thread running through everything we do, we have a **Responsible Business Plan.** This includes targets and projects across the key areas of our strategic plan, Growth, Profitability and Sustainability (GPS): to transform the relationship with our customers (Growth), to streamline the operating model (Profitability) and to create long-term value (Sustainability).

In turn, the priorities of the Responsible Business Plan form part of the **Company's Strategic Plan**, which contains the sustainability indicators that we cover in this report. Some of the targets also form part of the variable remuneration of our employees, including members of the Executive Committee.

 For further information, see 1.5. Strategy

Sustainability management is a cross-cutting issue, involving various governance and management bodies from the corporate and local areas.

Main bodies of the sustainability governance model



General Shareholders' Meeting
Board of Directors
Sustainability and Regulation Committee
Nominating, Compensation and Corporate Governance Committee
Audit and Control Committee
Executive Committee
Global Sustainability (ESG) Office
Company areas responsible for managing sustainability matters

The **General Shareholders' Meeting** is the Company's highest decision-making body. This is the platform through which corporate will is expressed and shareholders' right to participate in the Company's decision-making processes is exercised. Among its functions is the approval of the Sustainability Report.

The **Board of Directors** approves the Responsible Business Principles, the Responsible Business Plan and the relevant ESG policies and regulations (anti-corruption, environmental management, privacy, diversity, equality or sustainable management of the supply chain, among others). These documents form our ethical and responsible-business framework and our roadmap for employees, which is supplemented by training and awareness-raising.

The **Sustainability and Regulation Committee,** created under its new structure on 13 December 2023, oversees implementation of the Responsible Business Plan at its monthly meetings, among other tasks. In addition, the **Audit and Control Committee** has an extra role to play in the area of sustainability, as it oversees certain matters related to sustainability information, regulatory compliance, the risk analysis and management process and the Company's reporting processes. The **Nominating, Compensation and Corporate Governance Committee** oversees the variable remuneration system, which includes sustainability-related targets, among other things.



For further information, see 4.4. The organisational structure of the Administrative Bodies

The **Executive Committee**, one of the Telefónica Group's highest management bodies, which twice a month brings together the main people responsible for managing the various areas of the Company, monitors the business and the Responsible Business Plan, as well as other issues related to the management of sustainability targets that are deemed necessary in this area.

The **Global Sustainability (ESG) Office** is responsible for monitoring and coordinating:

- The development of the Responsible Business Plan (based on materiality analysis) which includes objectives, tracking indicators, and action plans related to ESG matters.
- The reporting of sustainability information to various stakeholders and its verification.
- The management of sustainability risks, impacts, and opportunities and ESG governance.
- The ESG culture (purpose, Responsible Business Principles, variable remuneration system, policies, training, and internal awareness regarding ESG matters).
- The communication for engagement with stakeholders (ratings, rankings, analysts, investors, society, regulators, or customers)
- The sustainable financing.
- The measurement of the company's reputation and the assessment of its social and environmental impact, among other aspects.

Finally, the **Company areas responsible for managing sustainability matters** are those that undertake the implementation of the objectives of the Responsible Business Plan and generate and manage quantitative or qualitative indicators of this nature (ESG) within their competence (for example, corporate areas such as Environment and Human Rights, ESG Development and Impact, ESG Consumer and Business Development, Procurement, Compliance, Privacy, Tax, Human

Resources, Inspection, Investor Relations, Strategy, Infrastructure and Operations, General Secretary, Management Control, or Security, as well as local

subsidiaries or operators that also participate in sustainability management.

2.15.2. The Telefónica Group's main sustainability-related policies and regulations
GRI 2-24, 3-3



Ethics

- Global Anti-Corruption Policy.
- Compliance Function Policy.
- Compliance Function Regulations.
- Crime Prevention Policy.
- Internal Rules of Conduct.
- Regulation on the Prevention and Management of Fraud in Telecommunications.
- Regulations on Relations with Public Bodies.
- Complaints Channel Management Policy.
- Corporate Policy on the Comprehensive Discipline Program.
- Fiscal Control Policy.
- Risk Management Policy.
- Competition Law Policy.
- Rules on Sanctions.
- US Clawback Rules.
- Telefónica's Internal Information System Management Policy and Procedure.



Supply chain

- Supply Chain Sustainability Policy.
- Supply Chain Sustainability Regulations.
- Supply Chain Security Regulations.
- Low Carbon Procurement Instruction.
- Procurement of Goods and Services Regulations.



Privacy and freedom of expression

- Global Privacy Policy.
- Personal Data Protection Governance Model Regulations.
- Regulation on Requests by Competent Authorities.
- Global Security Policy.



Human Capital

- Protocol for Action in Situations of Workplace or Moral Harassment, Sexual Harassment and Discrimination.
- Occupational Health, Safety and Well-Being Regulation.
- Diversity and Inclusion Policy.
- Equality Policy.
- Diversity Policy in relation to the Board of Directors and Selection of Directors.
- Remuneration Policy for Telefónica, S.A. Directors.
- Rules on the Hiring of Former Executives and Former Employees of the Telefónica Group.



Human Rights

- Global Human Rights Policy.
- Artificial Intelligence Principles.



Responsible Communication

- Regulations on the disclosure of information to the markets and other stakeholders.
- Shareholder Communication Policy.
- Responsible Communication Regulation.
- Regulations on the recording, reporting and control of financial and sustainability information.
- Social Media Regulations.



Environmental Management and Climate Change

- Global Environmental Policy.
- Energy Management Policy.

Coverage of policies and regulations: the main policies and regulations listed are applicable to Telefónica Group companies within the scope of consolidation.

 **For further information see Appendix I: Scope of consolidation**

2.15.3. Impacts, risks and opportunities

We are committed to a strong, efficient and comprehensive ESG *(Environmental, Social & Governance)* governance model and an ethical corporate culture in which respect and inclusion are paramount. We believe that this can have a positive **impact** on the satisfaction of our employees, customers, shareholders, suppliers and other stakeholders.

Furthermore, we identify **risks** related to governance and accountability so that we can manage and mitigate them. For example, we encourage transparency through regular sustainability reporting and disclosures as we believe a potential risk is the loss of engagement with stakeholders due to ineffective communication with them.

We also analyse sustainability governance **opportunities** and seek to leverage them throughout the Group. For example, we believe that linking a percentage of variable remuneration to ESG criteria will help to ensure our long-term future while having a positive impact on society and the environment.

2.15.4. A culture aligned with ethical and sustainable management

Beyond ensuring ethical behaviour and responsible business management, our goal is to make sustainability a cornerstone of our culture. Therefore, we seek to align behaviours, processes and targets with the Company's purpose and values.

We are guided by our Responsible Business Principles (RBPs), which are spread across 10 areas:

1. **Ethical and responsible management.**

2. **Corporate governance and internal control.**

3. **Respect for and promotion of human and digital rights.**

4. **Our commitment to the environment.**

5. **Innovation, development and responsible use of technology.**

6. **Responsible communication.**

7. **Our commitment to our customers.**

8. **Our commitment to our employees.**

9. **Our commitment to the societies in which we** operate.

10. **Responsible supply chain management.**

To align our **internal culture with ESG** (environmental, social and governance) factors, we clearly communicate their long-term business value. In fact, we ensure **that every internal process or activity is in line with this vision.** Developing organizational culture and enhancing commitment to sustainability is a continuous work that requires a shared vision and commitment at every level of the organisation.

We would like to highlight several lines of work that provide tangible examples of how the Group's management is 100% aligned with sustainability criteria:

Training and awareness raising: we provide Responsible Business Principles and Human Rights training to our entire workforce (part-time and full-time employees) on an ongoing basis. The course is mandatory. Completion of the course implies the employee's acceptance of the Principles. In addition to receiving the Principles in their welcome pack, new employees are required to take the specific RBP course within three months of joining the Company. Both the course and the RBPs have been translated into the main languages of the Telefónica Group: English, German and Portuguese.

In addition, specific strategic training in key issues such as privacy, digital security, ethics and artificial intelligence (AI), environmental management, accessibility and diversity is delivered on an annual basis. We also train employees in specific ethical and sustainability issues related to the design of our products and services, such as the impact on human rights, ecodesign, accessible products and services, social impact and data ethics.

Training is reinforced by internal awareness-raising campaigns on conflicts of interest, gifts and invitations, responsible purchasing, our customer promise, the environment, privacy, diversity and inclusion, accessibility, etc.

- **Internal processes and activities:** our aim is for every employee to understand that sustainability is part of their day-to-day activities, that it adds value and sets the different areas of our business apart. One example is the incorporation of ethical, social and environmental aspects into product and service development processes.
- **Alignment with business priorities:** we quantify benefits and include them in our business use cases. Examples include Eco Smart services, digital solutions that help our customers reduce their impact on the environment and the value that our sustainability strategy provides our customers as a distinguishing feature in procurement processes.

For further information, see 2.11 Sustainable offering and innovation

- **Control processes:** we promote the robustness and efficiency of our internal control processes by closely monitoring and managing sustainability indicators. We are committed to ensuring the integrity, quality, accessibility, comparability and transparency of our information, thereby contributing to informed decision-making and the sustainable achievement of our strategic targets.
- **Remuneration scheme:** as part of variable remuneration, 20% of the performance appraisal of our employees includes sustainability indicators. In addition, 10% is included in long-term remuneration and this applies to senior management.

For further information, see 5.1. Annual Report on Remuneration

In early 2024, following the Board of Directors' approval of the proposal put forward by the Nominating, Compensation and Corporate Governance Committee, the remuneration scheme was modified to align it with our GPS strategic plan. The **new model** focuses on three essential sustainability indicators:

In the short term:

- **NPS**: this key lever to strengthen our relationship with our customers now represents 10% of the short-term variable remuneration system, compared to 9% under the previous scheme.
- **Women executives**: this indicator will now represent 5% (compared to 3% up until the end of 2023) in the short term. We are thereby awarding more importance to gender equality through an indicator which we have also linked to sustainable financing.
- **Carbon emissions**: emissions reductions continue to be part of our employees' variable remuneration, at 5%.

In the long term:

A proposal is expected to be put forward at the forthcoming 2024 General Shareholders' Meeting for a 2024-2028 Long-Term Incentive Plan that, with similar characteristics to previous plans, contains certain adaptations, including the following:

- *Women executives:* due to its importance, this will represent 5%.
- **Carbon emissions:** instead of 10%, this will change to represent 5%.

The following graph shows how the scheme will be structured:

Annual variable remuneration


20%
ESG Metrics
80%
Financial
Metrics
30%
OIBDA
30%
Operating
Revenues
20%
Free Cash
Flow
ESG remuneration for employees
10%
NPS
5%
Gender Equality - % women in executive positions
5%
Climate Change GHG Emissions

Long-term Incentive (2021-2026)



50%
Relative TSR

40%
Free Cash Flow

5% Neutralisation of CO_2 emissions

5% Gender equality % women executive positions

Our target in 2024 is to develop and implement a new training program to refresh knowledge on Responsible Business Principles.

2.15.5. Progress in 2023

2.15.5.1. Training
GRI 3-3

Training Responsible Business Principles

Internal communication campaigns were run to highlight the importance of doing the course on Responsible Business Principles and Human Rights; we also carried out close monitoring of course uptake.

- In 2022 we launched a new edition of the course, which was scheduled to be in force for three years. Over a six-month period, we managed to train 91,347 employees, representing 89% of the average workforce1 (102,483 employees).

- As the workforce is constantly experiencing turnover, in 2023 we continued to press ahead in instructing the highest possible number of employees, adding a further 13,581 trained employees. Taking into account employee exits and new hires, the net increase amounted to 1,054 employees since its launch.

- The cumulative total since the 2022 launch is 92,401 trained employees, which represents 89% of the average workforce[1] and a total of 183,489 hours. It is important to bear in mind the difficulties involved in calculating the total workforce, as this includes employees on paid leave during the training period, recently acquired companies undergoing the integration process and recently hired employees (where the deadline for training of the latter two has not yet ended).

- The course is mandatory and compliance was closely monitored by a multidisciplinary team made up of the Compliance, People and ESG Departments.

---

[1] Including within the "average workforce" those employees newly hired in the last quarter, those on paid leave during the training period and those from newly acquired companies in the process of integration whose deadline for training has not yet ended.

Training in Responsible Business and Human Rights through the Principles Course

Training	2022	2023
Number of employees who received training on responsible business and human rights through the Principles Course in the reporting year	91,347	13,581
Number of employees who have received training on responsible business and human rights through the Principles Course since its launch	N/A	92,401
Percentage of employees who received training in responsible business and human rights through the Principles Course in the reporting year	89	13
Percentage of employees trained in responsible business and human rights through the Principles Course since its launch	N/A	89
Hours of training in responsible business and human rights through the Principles Course in the reporting year	163,125	20,364
Hours of training in responsible business and human rights through the Principles Course since its launch	N/A	183,489

The objective of the ESG Academy is to promote a culture of sustainability through training in ESG topics.

ESG Academy

In 2023, we launched ESG Academy, a space for training aimed at Telefónica's entire workforce. There are two formats:

• *Online*: a space inside Telefónica's learning platforms which brings together internal training relating to sustainability, along with external training courses and a number of different resources of interest. The content is in Spanish and is intended for self-learning. We have run a communication campaign to publicise both its launch and the content it offers. We delivered more than 5,500 hours of training, involving 2,500 employees, and over 3,300 courses were completed.

• *Live*: in collaboration with Universitas (Telefónica's corporate university) and with other areas of the Company, we held live-format courses featuring in-house and external speakers. Training content was based on the basic ESG´s pillars of our business and

how we approach them as for example: environment, digital inclusion, privacy or security. Through this method, we trained 1,054 employees in Spain, Hispanoamérica and Brazil.

Other ESG training

We conducted various internal training sessions related to ESG issues:

Environment (E):

• **Environmental management:** internal training aimed at employees holding responsibilities in the operation of the Environmental Management System, in order to improve the Company's performance.

 For further information, see 2.1. Responsibility to the environment

• **Waste management:** sessions designed for the heads of different areas regarding use of the waste management platform at all our operators.

• **Climate change:** specific training was given on managing climate change to the members of the Board of Directors. There was also a training course for the marketing, communication and branding team as part of the Planet Pledge initiative.

 For further information, see 2.11. Sustainable offering and innovation

Society (S):

• **Responsible use of technology:** training to help employees and their families to make healthy use of digital devices.

• **Accessibility:** awareness-raising sessions through dynamic, enjoyable formats, such as video pills featuring people with physical, audiovisual, organic, intellectual and mental disabilities. There was also training for departments and roles with direct responsibility, such as branding and product development areas.

 For further information, see 2.12. Digital inclusion

• **Disability:** we enhanced our awareness programme for all employees, with information on the different types of disabilities and tools to promote equal treatment.

• **Diversity:** the value of differences, awareness of unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address in our workshops, manuals and online courses. We have also provided training sessions for our Board of

Directors and have continued to consolidate the employee resource groups for LGBT+ employees, employees with disabilities, employees of different ethnicities, young people and women.

⊕ For further information, see 2.7. Diversity and inclusion

Governance (G):

- **Ethics:** in addition to the Responsible Business Principles course, anti-corruption training was provided.

⊕ For further information, see 2.16. Ethics and compliance

- **Privacy and security:** courses aimed at all our employees about data protection, roles in processing and other security matters.

⊕ For further information, see 2.18. Privacy and security

2.15.5.2. Awareness campaigns

We ran a number of internal campaigns related to ESG issues (strategy, significant progress, rankings, recognition, awareness on key dates, etc.) targeting the entire workforce.

In the case of the ESG Academy, the communication campaign focused on publicising the platform as well as on disseminating short videos and short courses on each of the topics. The main channels used were our internal social network (Workplace) and newsletters. The posts, which all featured a manager as spokesperson, achieved over 40,000 views.

Environment (E)

- The campaigns run centred on the circular economy, climate change and specific dates such as that of Earth Hour. We also held the fourteenth edition of the Energy and Climate Change Workshop.

⊕ For further information, see 2.2. Energy and climate change

Society (S)

- **Diversity and inclusion:** we participated in celebrating the International Day of Persons with Disabilities and International LGBT+ Pride Day through internal communication campaigns. We were also the hosts of the REDI to Connect Employees event, the largest event for LGBT+ employee resource groups in Spain.

- **Disability and accessibility:** video pills featuring people with physical, audiovisual, organic, intellectual and mental disabilities, who explain their needs and what they expect from their teams and their company, in a simple and enjoyable format.

- **Work-life balance:** we conducted an internal analysis to ascertain what barriers there are to achieving a good work-life balance. The results were circulated internally.

- **Responsible use of technology:** we shared the thoughts of experts on the topic through an internal newsletter, where we also commemorated significant dates such as Safer Internet Day. We invited our employees to participate directly in the #MalamadreEnModoAvión challenge and event to encourage digital disconnection.

Governance (G):

- **Privacy and security:** we reinforced communication and awareness-raising programmes to ensure that messages reach all corporate levels and locations.

⊕ For further information, see 2.18. Privacy and security

Milestones

❶ 13% of our employees received training through the Responsible Business Principles course in 2023.

❷ We launched the ESG Academy for employees.

2.16. Ethics and compliance

Key points

Zero tolerance

of corruption and bribery throughout the value chain. 5.823 suppliers have received guidance on integrity during 2023.

94,990

employees trained in anti-corruption training since the launch of the Training Framework in 2022.

New Policy

on the Internal Information System Management (Whistleblowing Channel), which defines the principles that govern it, with special reference to whistleblower protection and prohibition of retaliation.

2.16.1. Vision

Our vision is to consolidate our **ethics and compliance culture** by strengthening the standards of compliance with mandatory regulations and maintaining best-in-class ethical and business practices.

2.16.2. Governance
GRI 2-12, 2-23

Our ethics and compliance culture is **led** and driven from the **highest levels of our Company**. We are **firmly committed to zero tolerance for corruption and bribery** and to other best business practices. Likewise, we have clear lines of responsibility and definitions of key risks in this area.

The Telefónica Group's commitment to fighting corruption and bribery and in general to regulatory compliance l led the **Board of Directors of Telefónica, S.A. to approve** the creation of an **independent regulatory compliance area** on 16 December 2015, as well as the subsequent appointment of a **Chief Compliance Officer of the Telefónica Group** in February 2016. This officer reports directly to the Board of Directors through the Audit and Control Committee.

The goal behind these two developments was to continue with the implementation of a compliance model at Telefónica in a much more targeted way, without prejudice to all the activities carried out to date by other areas of the Company in an effort to prevent corruption and bribery (for example, the Internal Audit, Global Sustainability Management (ESG) and Legal areas).

As well as his appointment, the dismissal of the Chief Compliance Officer is the responsibility of the **Board of Directors of Telefónica, S.A**. through the **Audit and Control Committee**, and its purpose is to manage the preventive and reactive environments related to compliance with (a) legislation and (b) Telefónica's internal regulations at a corporate and operational level (countries and businesses), in general and with a specific focus on those that are more sensitive according to the circumstances.

The Chief Compliance Officer reports regularly to the Audit and Control Committee on the main aspects of the Telefónica Group's compliance programme as well as the Group's practices in terms of integrity and the fight against corruption and bribery.

Ethics and Compliance governance

Board of Directors

Audit & Control Committee

Chief Compliance Officer

2.16.3. Policies

The internal regulations (drawn up in accordance with the Telefónica Group's Regulatory Framework) which develop the Responsible Business Principles – our code of ethics – with regard to integrity, ethics and compliance are listed below:

- Anti-Corruption Policy.
  - Corporate Rule Executive Certification in terms of Anti-Corruption..
- Compliance Function Policy.
  - Compliance Function Regulation.
- Local crime prevention policies and regulations.
- Internal Code of Conduct for Securities Markets Issues.
- Regulation on Relationships with Public Entities
- Regulations on Procurement Related to Public Entities.
- Policy on the Internal Information System Management.
  - Regulation on the Management Procedure of the Internal Information System.
- Business Principles Channel Management Regulations.
- Corporate Policy on the Comprehensive Discipline Program.
  - Manual of the Disciplinary Action Committee .
- Conflict of Interest Regulations.
- Regulation on Sanctions.
- Policy on Competition Law.

2.16.4. Impacts, risks and opportunities

One of our main challenges in ensuring the Company's future and sustainability and having a positive impact on society is to consolidate a culture of ethics and compliance. This will allow us to contribute to the economic and social development of the local communities in which we operate and ensure the trust of all our stakeholders.

The nature of our business, **compliance with various national and extraterritorial regulations** and the progressive demand for specific compliance programs represent a challenge to implementing this culture. Therefore, we constantly adapt our compliance activity to the prevailing needs of each company or business unit to the applied legislation. Compliance risk is part of the Group's risk map, thus allowing us to achieve our objectives and contribute to the of value creation.

 For further information, see 3. Risks

In addition, we promote training and awareness-raising initiatives as key elements of our compliance program. This allows us to consolidate our culture so that our employees can make ethical and responsible decisions when faced with dilemmas and conflicts in their day-to-day work.

2.16.5. Action plan and commitments
GRI 2-23, 2-25

Our Compliance Program is made up of several lines of action designed to ensure ethical behaviour throughout our Company: identification of non-compliance risks, policies and procedures, due diligence controls, training and awareness raising, consultation, internal reporting mechanisms for potential infringements, discipline and recognition, and possible remediation plans.

All of this is included in the 2023 Compliance Function Annual Report, which sets out the Compliance area's main lines of action for the year. This information is complemented by the Action Plan for the following year, both documents are presented to the Audit and Control Committee.

Objectives
- Develop and implement new training in 2024 to refresh anti-corruption knowledge.

- Reinforce the control environment of the Telefónica Group's procurement model through the definitive implementation of new compliance protocols and/or the adaptation of existing ones.

2.16.5.1. Compliance
GRI 205-2

The Compliance Function Policy, approved by the Board of Directors in 2016 and last updated in July 2023, defines the main lines of the Telefónica Group's Compliance Program, how it interacts with the Company's business processes and other areas, and the most relevant issues. The starting point for compliance management is risk assessment and the protection of integrity.

In accordance with the current Compliance Function Policy, the Compliance Function is deployed on two levels:

- **Preventive control** to generate a culture of compliance. This is implemented through the following functions:

  ◦ Compliance area: responsible for coordinating the Group's regulatory framework. Plays a key role in establishing regulations and protocols aimed at preventing unlawful and unregulated conduct, with different levels depending on the sensitivity of the situation.

  ◦ Knowledge management: involves training and awareness-raising activities on issues such as anti-corruption, crime prevention and sanctions, in addition to supporting other Company training initiatives.

  ◦ Ongoing assessment of compliance risk and effectiveness of controls.

  ◦ Consultative activities conducted via the channels available to employees for raising queries about compliance issues (mainly concerning the application of the Anti-Corruption Policy and other related internal regulations).

Another line of action is geared towards coordinating all initiatives related to third-party involvement in regulation enforcement. In this regard, Telefónica believes it is of the utmost importance that the third parties with whom it interacts in the context of certain relationships comply with the corresponding standards of business ethics.

Therefore, in addition to implementing measures such as responsible declarations and contractual safeguards, we have developed **protocols for assessing suppliers and business partners from a compliance point of view**. The protocols assess anti-corruption, money laundering and terrorist financing risks and are applied as part of an ethos of continual improvement. Telefónica's procurement and payment controls are particularly important in this context, hence the involvement of Compliance.

 For further information, see 2.19. Responsible supply chain management

- **Reaction and response**

  ◦ **Reaction** refers to existing action protocols for situations where there are signs of non-compliance. Telefónica has an Internal Information System designed in accordance with Law 2/2023 to promote compliance with the Responsible Business Principles, the law and other internal regulations. The System has mechanisms in place to ensure the confidentiality of the communications and complaints it processes.

    By appointment of the Board of Directors, the Chief Compliance Officer is responsible for the Internal Information System, carrying out his functions autonomously and having the necessary personal and material resources

  ◦ **Response** encompasses the remediation of consequences by mitigating the consequences of all kinds associated with a potential violation or a violation already evidenced, and ensuring uniformity in the application of consequences for such violations, as well as promoting the recognition of employees with outstanding behaviour in terms of their commitment to compliance.

In a dynamic prioritisation exercise, we have identified the areas in which to deploy compliance controls that go beyond the protection of integrity and international sanction systems.

Telefónica

Compliance Program areas

	Privacy and personal data protection	Relationships with competitors	Security, including the protection of confidential information		
Integrity and sanctions	Labour	Sustainability and human rights	Compliance with sector-specific regulations and customer promise	+	Artificial intelligence
	Tax compliance	Compliance with specific financial regulations – money laundering and terrorist financing	Regulated areas of Compliance (insurance and pension plans and funds) [1]		

This chapter features the following topics: (a) anti-corruption (integrity), (b) competition (relationships with competitors) and (c) money laundering.

Compliance – anti-corruption

GRI 2-23, 205-1

The main aspect supervised by the Compliance area and on which we focus a large part of our policies, procedures and controls is **integrity**. This includes, among others, initiatives that implement our fight against corruption and bribery.

Among the policies and procedures implemented in the Telefónica Group, we have specific internal regulations aimed at combatting corruption and bribery. The most significant of these is the **Anti-Corruption Policy,** which is aligned with the provisions of the 2004 United Nations Convention against Corruption.

Among other aspects, the Anti-corruption Policy sets out guidelines for the conduct to be followed at Telefónica with regard to accepting or offering gifts or invitations and prohibits any type of bribery. In the case of offering gifts or invitations to employees and public officials, this aspect is specifically developed by the Regulations on the Relationship with Public Entities.

The regulatory framework is complemented by the **Conflict of Interest Regulation** and the **Corporate Policy on the Comprehensive Disciplinary Programme,** among others**.**

The Conflict of Interest Regulation require us to act at all times, and especially in the event of a conflict of interest, in accordance with the corporate principles of loyalty, confidentiality and integrity. It also regulates those situations in which an employee's direct or indirect personal interest influences, could influence or generates the perception of being able to influence the professional decisions to be adopted by that employee, and this interest or professional benefit may collide with the interests of a company of the Telefonica Group.

The Company's directors and executives as the parties responsible for establishing the controls and procedures needed to ensure compliance with the Anti-Corruption Policy, certify their knowledge and commitment to the Policy, the Responsible Business Principles and associated policies, practices and regulations on an annual basis. In 2023, 100%[2] of the executives in active employment signed the anti-corruption certificate.

Corruption risk analysis is another focus area of Telefónica's Compliance Program.

As part of the Risk Management Model, which is based on the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and has been implemented uniformly across the Group's main operations, the Company's senior management perform timely identification, assessment, response and monitoring of compliance risks within their scope of action. This exercise covers a variety of matters, one of the most important being integrity, which encompasses the obligations associated with the Responsible Business

[1] Regulated areas: this refers to compliance with legislation applicable to insurance and reinsurance companies and pension fund and investment fund management companies.

[2] Only one executive who is on leave from work is pending.

Principles, and those relating to practices that prevent corruption in particular. The exercise to review the operators' risk map, including the basic compliance risk, is carried out on a semi-annual basis.

In 2023, the **annual assessment** of aspects related to compliance risks, and therefore corruption risks, covered 100% of our operations.

	2022	2023
Operations assessed based on corruption-related risks.	100%	100%

 For further information, see 3. Risks

The following Group companies have the UNE 19601:2017 Management System for Criminal Compliance certification: Telefónica, S.A. and Telefónica de España, S.A.U., and Telefónica Móviles España, S.A.U. and the companies in its scope of consolidation (Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. and Teleinformática y Comunicaciones, S.A.U.). All of these companies renewed their certifications in 2023.

Colombia Telecomunicaciones and Telefónica del Perú S.A. also renewed their ISO 37001:2016 Anti-Bribery Management Systems certification in 2023. In addition, Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and the companies within its scope (Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. and Teleinformática y Comunicaciones, S.A.U.), and Telefónica Cybersecurity & Cloud Tech Perú SAC obtained this certification for the first time last year.

Compliance – sanctions

At present, international sanction regimes – understood to be the commercial and/or financial and economic restrictions and/or prohibitions imposed by governments, regulators and/or other international organisations against governments, countries, individuals, entities and/or business sectors – constitute a highly complex and increasingly relevant situation.

Telefónica is committed to conducting its business in compliance with the international sanctions regimes that may apply to it at any given time. The **Regulation on Sanctions** defines the Company's main controls in this area and reinforces Telefónica's commitment to compliance with the sanction regimes.

Compliance – competition
GRI 206-1

Fair competition is one of our Responsible Business Principles and it is integrated across the entire Company via various internal policies and processes.

In 2022, in order to strengthen our Compliance Programme in this area, the Board of Directors approved the first **Policy on Competition Law of the Telefonica Group.** This formalised our commitment to the principle of fair competition enshrined in the Responsible Business Principles, in a standard that facilitates compliance with fair competition practices in all markets and reflects our belief in free markets and fair competitive conditions.

Following approval of the Policy on Competition Law, the course on competition law, which is included in the Training Framework and is aimed at all Telefónica Group employees, was reviewed and updated. Additionally, training sessions are also to previously identified specific areas.

In addition, specific training sessions have been delivered to different areas of the Company in relation to the new Regulation 2022/2560 of the European Parliament and of the Council on foreign subsidies distorting the internal market to make sure that employees are aware of the new obligations and can comply with them.

The Group also has guidelines in place for participation in industry organisations and meetings with competitors to ensure compliance with competition law regarding the exchange of sensitive information. This is complemented in some countries by specific competition compliance programs in accordance with local legislation (e.g. Chile).

In 2023, no material judicial proceedings[3] were in progress for violation of competition law and no fines were paid for anticompetitive practices.

	2022	2023
Number of material legal proceedings in progress in relation to anti-competitive practices during the last fiscal year	0	0
Total amount of material fines paid for anti-competitive practices in the last fiscal year (€M)	67	0

 For further information, see the Consolidated Financial Statements

---

[3] Taking into account issues whose materiality meets the reporting rules for the Consolidated Annual Accounts (whether it is greater than €40 million and classified as probable or €100 million and the risk classified as possible).

Compliance – money laundering
GRI 205-2

With regard to money laundering, the Company has **payment controls** in place that include due diligence procedures for suppliers and business partners, as defined from a compliance viewpoint, and controls on payments to certain high-risk countries. These controls are complemented by activities specifically aimed at fulfilling the legislative requirements in each country and/or certain regulations on this topic applicable to the type of company or entity in question (when it is considered to be subject to the requirements in this area under local legislation).

In this regard, in accordance with the Telefónica Group's internal regulations on payment control, the Company monitors the definition of controls on payments to prevent the risk of **money laundering and terrorist financing,** both at Group level and by jurisdiction and/or type of entity or activity.

2.16.5.2. Training
GRI 205-2

Anti-Corruption training is a key element of promoting a culture of ethics within the Company. Our training in this area includes the following courses:

• The **Business Principles and Human Rights** course, which covers issues relating to anti-corruption and bribery in the section entitled "Ethical and Responsible Management".

 For further information, see 2.15. Governance and culture of sustainability

• The **Foreign Corrupt Practices Act (FCPA)** course, which is aimed at certain areas of the Company that present a higher potential risk due to their greater exposure to the risk of public corruption.

• Other **local courses** on anti-corruption and crime prevention. Other specific training courses (that include content related to crime prevention) are given in most of the countries in which the Telefónica Group operates. In some cases they are taught on an in-person basis and/or targeted at certain groups of employees whose activity may present a higher potential risk. It is worth mentioning the training in criminal liability in Peru, Argentina, Chile and Ecuador, and at Telefónica Spain and its perimeter companies.

• Courses relating to the **sanctions** program. Throughout 2023 we continued to deliver sessions to target areas of the Company.

The Responsible Business Principles, Competition Law, FCPA and Crime Prevention at Telefónica, S.A. courses were integrated into the **Training Framework** that was launched in June 2022 on a Group-wide basis. As of 31 December 2023, 32,432 employees had received anti-corruption training, which represents 31% of the general workforce.

With regard to the Board of Directors, all members have received anti-corruption training, with the exception of the two new members who joined in December 2023. They will receive training at the beginning of 2024.

• **Information on integrity for third parties**. A project was launched in 2023 to share our main integrity regulations and the consequences of non-compliance with our value chain. Under the project, every six months this information is sent to all suppliers selected in the immediately preceding six-month period. At the close of this report, a total of 5.823 suppliers have received this information.

Anti-corruption training since Training Framework launch

	2022	2023
Number of employees trained in anti-corruption matters since its launch.	94,840	94,990
Percentage of employees trained in anti-corruption matters since its launch.	93%	91%

Awareness raising

Another crucial element of the Compliance Programme is awareness raising. In addition to the publication of news and updates on the Group's internal channels, we have a number of global and local initiatives aimed at fostering a culture of compliance among employees. Of the initiatives carried out in 2023, the following are particularly noteworthy:

a. **Compliance Day,** a global internal awareness day designed to familiarise the business with the Compliance Function and raise employee awareness of current issues dealt with by our Compliance Programme. As part of this activity, we launched a **Compliance Challenge** featuring five games related to compliance concepts.

b. The **Five Stars Recognition Programme,** a programme developed to promote and recognize displays of outstanding commitment to the issues of integrity and sanctions, privacy and security. The fifth edition was held in 2023, with 83 employees from our different local and global operations and companies receiving recognition.

c. **Compliance Cafés**, informal meetings aimed at acquainting different areas of the Group with the Compliance Function and raising awareness of the

importance of acting appropriately in certain situations that may arise on a day-to-day basis.

Employees receiving anti-corruption training in 2023 by professional category and region

Country	Senior Management	Middle Management	Other Professionals	Total
Germany	132	292	2,986	3,410
Brazil	803	967	14,498	16,268
Spain	657	337	4,778	5,772
Hispam	352	390	5,366	6,108
Other	33	99	742	874
TOTAL	**1,977**	**2,085**	**28,370**	**32,432**

% of employees receiving anti-corruption training in 2023 by professional category and region

Country	Senior Management	Middle management	Other Professionals	Total
Germany	53%	36%	40%	40%
Brazil	46%	37%	21%	46%
Spain	41%	12%	21%	21%
Hispam	46%	13%	20%	20%
Other	51%	43%	74%	67%
TOTAL	**44%**	**22%**	**31%**	**31%**

2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel
GRI 2-16, 2-26

Complaints
GRI 3-3, 406-1

During the 2023 financial year, Telefónica **adapted its Whistleblowing Channel to the new regulatory requirements**. In June 2023, the Board of Directors approved Telefónica's Internal Information System Management Policy and Procedure, aligning them with Spanish Law 2/2023 of 20 February, which regulates the protection of individuals who report regulatory violations and the fight against corruption. In addition, the Board also appointed the Chief Compliance Officer, responsible for the Internal Information System (hereinafter referred to as "the System"). The Policy sets out the general principles governing the System, whistleblower protections, the prohibition of retaliation and the complaints handling procedure.

The Whistleblowing Channel forms part of the System and is the main tool that Telefónica makes available to all employees, managers and directors of its companies, as well as associated third parties, for anonymously or personally reporting any information about the Telefónica

Group that may involve any alleged irregularity or act in breach of the law or internal regulations.

All communications can be made in writing or verbally. The Whistleblowing Channel is **accessible 24/7 via the Company's website and intranet, f numbers and dedicated email accounts.** The channel also allows users to check the status of a complaint, add information and contact the team responsible for the analysis.

The Compliance area investigates the received complaints carefully and promptly, ensuring that are verified and boosts measures to resolve or mitigate them in accordance with the internal regulations and procedures in place.

Complaints can fall into different categories. The main ones are:

- Labour disputes (harassment at work, sexual harassment and discrimination)

- Labour conditions

- Information security/privacy

- Acts contrary to the integrity of the Company (public and private corruption)

- Asset fraud

- Favorable treatment

- Financial reporting, including any irregularities in accounting, auditing and/or internal control over financial reporting, in compliance with Section 301 of the US Sarbanes-Oxley Act, among other requirements.

- Regulatory/contractual/legal non-compliance

In 2023, we received 912 complaints through the Whistleblowing Channel. Following investigation, 328 complaints were substantiated. Regarding the substantiated complaints, the Company established individualised action plans aimed at resolving or mitigating the detected situations. Among the measures taken was the termination of 109 employment contracts.

Complaints

Nature of substantiated complaints	2022 % of total substantiated complaints	2023 % of total substantiated complaints
Failure to comply with regulations	15%	17%
Fraud	21%	32%
Workplace/sexual harassment and/or discrimination	3%	8%
Conflict of interest	5%	7%
Information security/privacy	3%	1%
Inappropriate behaviour and other workplace disputes	41%	25%
Other	12%	10%
Total	**374**	**328**

Main indicators for complaints
GRI 205-3

	2022	2023
Complaints received	808	912
Substantiated complaints	374	328
Termination-of-employment measures taken as a result of substantiated complaints	118	109
Confirmed cases of corruption	0	0
Disciplinary measures taken or contracts terminated in connection with confirmed cases of corruption	0	0
Cases of discrimination detected	0	0
Disciplinary measures taken or contracts terminated in connection with confirmed cases of discrimination	0	0

In 2023 Compliance deployed 9,829 working days (10,020 in 2022) to activities related to Whistleblower management, that are classified according to their nature in the previous table.

VMO2

	2023
Confirmed cases of corruption	0

Queries

We also have a channel through which all our stakeholders can submit queries, anonymously or personally, about any issue related to the Responsible Business Principles.

In 2023, we received 622 queries related to these Principles. The topics of the queries received are shown in the following table[4].

Queries[5]
418-1

	2022	2023
Responsible Communication	6	5
Integrity	9	4
Environment	67	35
Supply chain	14	4
Privacy	32	10
Accessibility	5	11
Sustainable innovation	3	0
Human rights	5	2
Children's rights	0	0
Freedom of expression	0	2
Diversity and talent management	14	18
Network, Infrastructure and Maintenance	N/A	169
Responsibility with the Customer	N/A	85
Partners and suppliers	N/A	5
Responsible use of technology	N/A	0
Repeated incidence	N/A	9
Others	556	263
Total	**711**	**622**

In 2023, as in previous years, the handling of these queries led to the identification of improvements not only in our complaint and remedy mechanisms, but also in our policies and procedures for the internal management of stakeholder queries.

In order to improve the management of queries received, the tool was updated in 2023 to allow for two-way communication with stakeholders, among other improvements. The internal regulation on Queries Channel Management was also updated to bring it in line with this new development.

2.16.5.4. Supervision of internal control

The Telefónica Group has an internal control model defined in line with the provisions of the Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The use of this Framework by the Group facilitates the recognition and validity of the company's internal control system before third parties, such as external auditors or supervisory bodies. Thus, for example, the Securities and Exchange Commission (SEC) expressly recognises the COSO integrated framework as a valid internal control model. In accordance with the applicable Corporate Governance frameworks, Internal Control considers both financial and sustainability aspects, including operational, technological, legal, social, environmental, reputational and regulatory compliance aspects.

Telefónica's Board of Directors is the Company's highest supervisory and control body, with the support of the Audit and Control Committee in its supervisory functions. The Internal Audit Department, in turn, supports the Audit and Control Committee in its competencies regarding the assurance of the internal control system, through different channels of action. For further details on the activities of the Internal Audit function, see section 4.7 Internal Control and Risk Management Systems in relation to the Financial Information Issuance Process (SCIIF).

In accordance with the provisions of the US Sarbanes-Oxley Act (the SOX Act), the Telefónica Group is subject to various requirements, pursuant to which it performs relevant and mandatory oversight of the internal control environment for financial reporting and fraud and corruption prevention actions, as well as other, broader aspects of internal control within the Company that may ultimately affect the information to be published. Among other aspects, these oversight procedures aim to:

- Strengthen corporate governance by establishing stricter oversight requirements for Management and the Board of Directors, thereby helping to prevent fraud.

- Increase the accountability of Management at the Company at all levels to ensure the accuracy and completeness of financial reporting by imposing severe penalties for fraudulent activities.

- Protect whistleblowers by encouraging the reporting of corporate fraud and preventing possible retaliation.

- Identify the need to establish and regularly assess an internal control framework over financial reporting to reduce the risk of financial fraud.

---

[4] In 2023, the topics of the Queries Channel were expanded. This allowed us to improve identification and reduce the number of queries received in the "others" category from the second semester onwards.
[5] Changes are introduced in the reporting methodology, showing the topics of inquiries received instead of those handled. To allow comparability, the 2022 data are recalculated according to this criterion.

These SOX Act-related procedures therefore mandate monitoring of internal control over financial reporting, and of disclosures in general, to identify fraud issues that may have involved Company executives who are in a position to exercise influence over the financial statements or those who prepare them.

From a fraud prevention perspective, these activities have an important role to play in achieving this aim, by ensuring the proper functioning of internal controls and assessing their effectiveness on an annual basis, in order to identify and remedy control deficiencies that could be exploited to commit fraudulent activities.

To comply with the Sarbanes-Oxley Act and other legal requirements, the Telefónica Group, through the Internal Audit area (which is functionally and hierarchically independent as it reports directly to the Audit and Control Committee), annually evaluates the effectiveness of internal controls (on risk management processes, systems and protocols) and entity-level controls, with the Company publicly reporting on this effectiveness.

These oversight activities include reviewing entity-level controls in the field of ethics. They complement other Company fraud prevention and detection procedures, identifying control deficiencies and recommending improvements in relation to aspects related to these potential practices.

In addition, the Internal Audit area carries out different types of activities and review procedures on aspects of fraud to evaluate their impact on the design or operation of internal control. Some of the lines of action of Internal Audit in this area are indicated below:

- Targeted reviews of security settings of network elements and IT systems.

- Technology reviews of key IT processes and applications, as well as cybersecurity and data privacy aspects.

- Regular regulatory compliance reviews in areas such as the prevention of money laundering and terrorist financing.

- GDPR and data privacy compliance reviews.

- Monitoring of controls over the reporting and breakdown of related-party transactions, as well as compliance with the control measures of the crime prevention model.

- Reviews of certain compliance program controls, including specific anti-corruption controls.

In order to carry out its procedures for supervising internal control over financial reporting, the Telefónica Group carries out review activities through the Internal Audit area, allocating over 15,000 working days each year for this on a recurring basis. The Statutory Auditor also publicly issues their own independent conclusions on the internal control environment. These review efforts are designed to provide the necessary coverage for the processes of preparing and reporting the Telefónica Group's consolidated financial information in order to be able to achieve a level of reasonable assurance on the system of internal control over financial reporting (SCIIF).

On the other hand, Internal Audit supervision activities, complementary to the above and corresponding to other technological reviews, audits of reporting and business processes, as well as other Internal Audit activities not included in other sections of this Report, involve recurring efforts of more than 29,500 working days per year.

Our Whistleblowing and Queries Channel is accessible online to all our stakeholders, including suppliers, and is available in different languages.

Milestones

❶ Our Internal Information System has been adapted to Law 2/203 of 20 February, which regulates the protection of individuals who report regulatory infringements and the fight against corruption.

❷ We have shared our main integrity regulations and the consequences of non-compliance with our suppliers.

❸ Almost 95% of the queries received through the Queries Channel were resolved during the reporting year.

2.17. Fiscal transparency

Key points

19
euros per every 100 euros of turnover is Telefonica´s tax contribution in 2023.

7,580
million euros are the taxes paid during 2023 of which 2,464 million euros are borne taxes and 5,116 million euros are collected taxes.

MSCI
and S&P DJSI has awarded us the highest score, once again, for our tax transparency.

2.17.1. Vision
GRI 207-1

Telefónica's tax architecture is based on our Responsible Business Principles, the guidelines that inform our daily activity and define how we conduct our business. In accordance with said guidelines, we are committed to honesty, respect for the law and transparency in the conduct of our fiscal affairs.

At Telefónica we adhere to the OECD guidelines for multinational companies in order to ensure strict compliance with our **tax obligations**. We strive to be a model of best practice, ensuring that we contribute faithfully and loyally to the public finances of the countries and territories in which we operate and that we are fully compliant with the tax legislation and the principles that drive sustainability. The Company's fiscal contribution is one of its main contributions to the economic and social development of the places in which it operates.

Accordingly, and in line with our commitment to fiscal transparency and the UN Sustainable Development Goals (SDGs), we publish our total economic and social tax contribution on our corporate website, in the section sustainability-innovation/how-we-work/sustainability-strategy.

In that regard, the statements presented under this GRI 207 standard enable Telefónica to achieve some of the SDG targets it has set itself.

2.17.2. Governance
GRI 207-1, 207-2

The **bodies responsible for Telefónica's fiscal control framework** are as follows:

Determination of the Group's tax policy and strategy is the responsibility of the **Board of Directors** and cannot be delegated; therefore, the Board of Directors is also responsible for their approval and any future modifications. The **Group's Tax Department lead**, develop and review the tax strategy.

Every year the Group's Tax Department and the Regional Divisions report to the Audit and Control Committee and, where appropriate, to the Board of Directors on the following matters:

• The tax policies and criteria that the Group follows in order to facilitate the task of supervising the tax risk management system, which, in accordance with the provisions of the Code of Good Tax Practices, is entrusted to the Audit and Control Committee by the Spanish Corporations Act.

• The status and development of tax risks.

• The tax impacts of all relevant transactions submitted for approval in accordance with Section 529 Ter of the Spanish Corporations Act.

• Transactions that are particularly important from a tax perspective.

Those responsible for tax in each subsidiary put the necessary management procedures in place to ensure that fiscal control is being performed in accordance with the defined principles and operating regulations.

2.17.2.1. Assessment of compliance with the fiscal governance and control framework

The Group's Tax Department and the Regional Tax Divisions perform the analyses and verifications deemed appropriate to verify the correct application of the criteria contained in the regulations, tax strategy and tax control policy, and to guarantee control targets set by the Group.

In addition, as indicated in the Annual Corporate Governance Report, every year Telefónica validates compliance with the content and commitments of the Code of Good Tax Practices and, therefore, validates that it is complying with its governance framework.

2.17.2.2. Integration of the Telefónica Group's fiscal approach

Telefónica will ensure that the departments involved in tax issues have the necessary means to guarantee compliance with tax obligations in all the countries in which the Company operates.

Those responsible for tax at each company participate in analysing all transactions that may have tax implications. When doing this:

- They are provided with the necessary financial, human and material resources.

- They can and should, where necessary, establish permanent computer links with the information systems of Group companies.

- They receive maximum support and assistance from the Group companies.

- They may require the participation and collaboration of Group company employees.

For further information about this, see the core principles of the fiscal control function that Telefónica has developed as part of its Fiscal Control Policy (available on the corporate website in the section sustainability-innovation/how-we-work/sustainability-strategy).

2.17.3. Policies
GRI 207-1

The **Fiscal Control Policy**, which is approved by the Board of Directors and available on the Telefónica website, has the following targets:

- Correct fulfilment of tax obligations in due time and form.

- Effectiveness and efficiency of operations from a tax perspective.

- Duly supported and documented position-taking or tax strategy.

- Reliability of tax information.

- Transparency vis-à-vis third parties, especially the tax authorities.

- Tax risk management.

2.17.4. Impacts, risks and opportunities
GRI 207-2

We are aware of the impact we have on society and of our contribution to economic development through taxes and other specific contributions. For this reason, transparency is key to communicating tax information in a visible, understandable and complete manner. This allows us to build trust with all our stakeholders.

With regard to tax risks, and as generally defined for the Company, the Group has a level of risk tolerance or acceptable risk established at corporate level, meaning the willingness to assume a certain level of risk, to the extent that it allows the creation of value and the development of the business, achieving an appropriate balance between growth, return and risk.

In assessing tax risk tolerance, the Company takes into consideration the various circumstances that may affect this type of risk, such as the legal, political and regulatory environment of the country in question. Consequently, this sensitivity threshold is analysed annually on the basis of the aforementioned criteria, both for the Group as a whole and for its main component companies. In any case, the Group always assesses its tax risk tolerance on the basis of correct and strict compliance with tax regulations in each of the countries in which we operate.

As mentioned on the corporate website, in "How we work", we manage tax risks in order to prevent and reduce tax litigation to that which is necessary to defend the tax positions legitimately adopted by Telefónica.

To this end, Telefónica has a **Risk Management Model** based on COSO (Committee of Sponsoring Organizations of the Treadway Commission), which facilitates the identification, assessment and management of the different risks, as detailed in Chapter 3 on Risks.

Under this model, **four risk categories** are defined: business, operational, financial and legal, and compliance. In this respect, the latter category includes **tax risks.**

Tax risk typology and associated controls

In relation to their origin, risks of a tax nature are classified as follows:

- **Compliance risk:** relating to the fulfilment of obligations in the tax field (submission of declarations, information requirements, etc.).

- **Interpretative risk:** the possibility of interpreting tax laws differently from the Administration's criteria.

- **Regulatory risk:** associated with legislative activity and regulatory volatility and complexity.

- **Reputational risk:** related to the current context of demands and public scrutiny in terms of transparency and the perception by different stakeholders of companies' fair compliance with their tax obligations.

Although risk identification is a continuous process and requires the involvement of the entire organisation, in the case of tax risks, the Corporate Tax Department promotes and coordinates their identification and regular updating.

The policy of control, evaluation and management of tax risks is developed in the Tax Control Policy, available on the corporate website, section Sustainability-Innovation/How we work/ Strategy-Sustainability.

2.17.4.1. Reporting obligations

Every quarter those responsible for tax control at each of the Group's companies inform the Tax Department – through the Regional Tax Divisions – of the main conclusions of the tax risk identification and assessment process, including those related to:

- Litigation in court/arbitration.

- Litigation in administrative proceedings prior to judicial proceedings.

- Transactions with implicit risk that may be examined by the tax authorities.

They also report on external tax audits and inspection processes by the tax authorities.

Furthermore, as a consequence of the entry into force of DAC 6, we have developed a procedure for detecting and reporting notifiable mechanisms.

2.17.5. Action plan and commitments
GRI 207-2, 207-3

Pursuant to Section 529 Ter of the Spanish Corporations Act, on 14 December 2016 the Board of Directors of Telefónica approved the Group's tax strategy as published on our corporate website.

2.17.5.1. Regulatory compliance

At Telefónica we are committed to complying with all national and international tax legislation, regulations and obligations, respecting both their letter and their spirit.

In fact, we devote all necessary resources and take all appropriate measures to make a reasonable interpretation of the rules, taking into account the legislator's intention pursuant to the interpretative criteria established by the competent tax authorities and the legislative background. We also adopt the necessary control mechanisms to ensure compliance with these regulations as part of good business management.

Relationship between taxation, sustainable development and business

At Telefónica we pledge that any position we may take on tax shall serve our commercial and business interests, that we shall pay taxes according to their true legal nature and economic substance, and that we shall avoid abusive tax planning schemes or practices. Consequently, the tax component of any transaction cannot be justified separately from the commercial and business reasons for the transaction in question.

Telefónica also applies the arm's length principle when engaging in transactions with related entities; the tax we pay in each country and territory is relative to the business we do there and the generation of value, as laid down in local tax legislation and the international taxation standards established by the OECD.

2.17.5.2. Stakeholder engagement and management of tax concerns

Relationship with tax authorities

At Telefónica we are committed to fostering a cooperative relationship with the tax authorities that is inspired by the principles of collaboration, trust, good faith, loyalty, professionalism, mutual respect and dialogue.

In order to apply the highest standards of tax transparency, since 2010 Telefónica, S.A. has adhered – by resolution of the Board of Directors – to the Code of Good Tax Practices drawn up by *Foro de Grandes Empresas* (Forum for Large Enterprises) in conjunction with the Spanish Tax Administration.

Based on the principles of transparency and mutual trust, we have voluntarily filed Transparency Reports with the Spanish tax authorities since the 2016 financial year, as authorised by the Audit and Control Committee within the functions delegated by the Board of Directors. More information about this can be found on our corporate website, in the section sustainability-innovation/how-we-work/sustainability-strategy/fiscal transparency.

Our approach to matters relating to the Spanish tax authorities also applies internationally. In this regard, Telefónica participates in various international forums to promote and develop the OECD's good practice recommendations.

We also participate in the cooperative compliance program in UK.

Contribution to legislative initiatives on tax matters

Telefónica actively participates in the *Foro de Grandes Empresas*. This allows us to intervene in tax legislation initiatives, highlight current problems that may arise during application of the tax system and propose new tax measures to increase legal certainty.

We contribute to the committees of telecommunications industry organisations such as the European Telecommunications Network Operators' Association (ETNO) and GSMA.

We are active collaborators in various industries and economic forums, such as DigitalES (Spanish Association for Digitalisation) and Adigital (Spanish Association of the Digital Economy).

The Telefónica Group is also actively involved in tax policy through the respective committees of the Spanish Confederation of Business Organisations (CEOE) and the DET3 (Digital Economy Taxation Think Tank).

Stakeholder dialogue

Telefónica's stakeholder engagement strategy is based on **increasing transparency and effective dialogue in order to build relationships of trust** in the countries in which we operate.

We maintain constructive dialogue and collaborate with various key stakeholders, such as non-governmental organisations – for example, Intermon Oxfam, the Haz Foundation and the Tax and Competitiveness Foundation – and government agencies through the *Foro de Grandes Empresas*, which was created in 2009 as a body for cooperation between Spain's largest companies and the Spanish tax authorities. We also document all stakeholders' views on their expectations and perceptions of fiscal transparency as part of the consultation process that we perform for our materiality analysis.

 For further information, see 1.4. Materiality

This relationship makes it possible to identify which aspects are considered most significant and which are new trends in the field of sustainability, which in turn enables us to set our targets, define the strategic plan and, in addition, assess our ability to meet society's expectations.

In fact, thanks to our progress in this area, we were awarded the highest score in the S&P DJSI, MSCI and Sustainalytics indices.

Reporting unethical behaviour

As described in section 2.8.5. of this Non-Financial Information Statement, Telefónica has public complaint and remedy mechanisms in place (the Whistleblowing and Queries Channel) for reporting concerns about unethical or illegal behaviour and the organisation's integrity in relation to taxation.

 For further information, see 2.16. Ethics and compliance

Telefónica's Whistleblowing and Queries Channel handles all tax issues reported by our various stakeholders.

2.17.6. Progress in 2023
GRI 207-2

217.6.1. Contribution to the development of local economies and local finances
GRI 201-4

In 2023, our total tax contribution (CTT) amounted to EUR 7,580 million (EUR 2,464 million to taxes borne and EUR 5,116 million to taxes collected), representing 50% of our distributed value[1] (distributed value as taxes borne and collected over total distributed value, the latter being the sum of the following items: shareholder value - profit after tax, wages and salaries net of taxes collected, net interest and taxes borne and collected).

The total grants received by Telefónica in 2023 were EUR 28 million (EUR 17 million in 2022), which includes the receipt of capital grants and grants for other income.

The Group has not used any tax deductions in the last corporate income tax return filed in Spain.

For every 100 euros of turnover, we spend 19 euros in taxes (6 on taxes borne and 13 on taxes collected).

It is important to note that our economic and social contribution is not only quantifiable through income from corporate tax, but also through other comparable contributions with an impact on the profit and loss account, taxes, local taxes and social security payments.

In addition to these directly borne taxes, we generate revenue for the public coffers, as a result of our activity and on behalf of other taxpayers, other amounts that must be taken into account in the total tax contribution made by the Company, such as indirect taxes, employee withholding taxes and other withholdings.

 For further information, see 2.13. Contribution and impact on communities

2.17.6.2. Contribution in the countries
GRI 207-4

The following is a breakdown of the jurisdictions in which the Telefónica Group carries out its principal activity as a telecommunications service provider. Those other jurisdictions where the Group is present and whose activity is not its core business have been included under 'Other'. All amounts are in millions of euros and refer to the year 2022.

The main companies comprising the Telefónica Group, as well as their principal activity, can be consulted in the 2023 Consolidated Financial Statements.

 For further information, see Appendix I: Scope of consolidation

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[1] Calculation based on our own methodology.

For the purpose of reconciliation with the figures reported in the Consolidated Financial Statements, consolidation adjustments and eliminations of intercompany transactions between Group companies in different countries, as well as the share in income of investments accounted for by the equity method, are also included under 'Other'.

However, there are differences with the Group's Consolidated Financial Statements, which are explained below:

• The Annual Accounts only include information on sales to third parties, while the CbCR (Country-by-Country Report) also includes a breakdown of intra-group sales.

• In relation to the profit or loss before tax, there is an adjustment for the allocation to the year of the coupons corresponding to the subordinated perpetual bonds in the Netherlands.

• The differences with regard to taxes borne are due to the inclusion in the annual accounts not only of corporate income tax (as in the case of CbCR), but also of telecommunication charges, local taxes, other charges, licence fees, social security, etc.

Country by country report 2022

Tax jurisdiction	Unrelated parties income	Related parties income	Total Income	Profit or loss before income tax[2]	Income tax paid[3]	Income Tax Accrued	No. of employees[4]	Tangible assets
Germany	8,894	113	9,007	752	103	-174	7,716	3,518
Argentina	2,449	129	2,578	-166	61	34	11,725	1,489
Brazil	9,734	75	9,809	921	250	143	34,666	6,250
Chile	1,957	144	2,101	64	9	-6	4,118	1,165
Colombia	1,687	130	1,817	136	69	134	6,145	734
Ecuador	477	9	485	23	-2	9	940	231
Spain	15,354	1,839	17,193	798	383	77	27,357	8,466
Mexico	1,212	71	1,283	-228	10	9	1,894	134
Peru	1,936	27	1,963	-100	112	259	4,554	1,198
Uruguay	272	143	415	152	15	18	591	339
Venezuela	275	86	361	95	10	50	1,644	50
Other	799	-1,039	-241	236	-8	18	1,134	139
Total	**45,046**	**1,726**	**46,771**	**2,682**	**1,010**	**571**	**102,483**	**23,714**

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[2] Profit or loss before tax and income tax, adjusted for the allocation to the year of the coupons corresponding to the subordinated perpetual debentures. The consolidated financial statements of the Telefónica Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting standards applicable in each of the countries in which the Group operates may differ from IFRS.
The table above groups all the Group companies according to the country of their tax residence. This grouping does not coincide with the Telefónica Group's segment breakdown. The results by country include, where applicable, the effect of the allocation of the purchase price to the assets acquired and liabilities assumed. Likewise, results by country exclude dividend income from Group subsidiaries, as well as the change in the provision for depreciation of investments in Group companies, which are eliminated in the consolidation process.The differences between the result of the Country-by-Country Report and the contribution per country to the Group's profit before tax correspond to the companies reporting under the equity method.
[3] Excluded in 2022 are refunds received from different administrations, which correspond to overpayments of taxes from previous years, specifically EUR 115 million in Spain and EUR 12 million in Peru and Chile. Also excluded in Spain is the extraordinary refund deriving from the Enforcement Agreement of the National Court Judgment (790 million euros). Withholding taxes paid to the various tax authorities have been allocated to the jurisdiction that actually bears them.
[4] The number of employees refers to the average number of employees, distributed by tax jurisdiction.

2.17.6.3. Reasons for the difference between the effective rate and the statutory rate

The Group closely monitors the differences between the nominal tax expense and the effective tax expense on a monthly basis.

At year-end 2022, the differences correspond to the permanent differences inherent to the mechanics of corporate income tax preparation. In other words, they comprise all those expenses or income recorded in the income statement that will not be deductible or will not be taxed for tax purposes and will therefore never be reversed in subsequent periods.
The most relevant are: the deductibility of the amortisation of goodwill in Spain and the deductibility in Brazil of the distribution of Juros on capital. There is also a significant difference due to the non-activation of tax credits in countries with negative results.

In addition, during 2022, there were extraordinary accounting entries in the income tax expense account that justify a significant part of the differences between the statutory rate and the effective rate.

In this regard, mainly recorded in Spain were the effects derived from the agreement to enforce the National Court ruling of October 24, 2022 with its corresponding impact on the company's tax credits, the reversal of a tax provision in Germany as a result of the closure of the tax audit of Group 3G UMTS Holding GmbH and the recording of a provision for tax contingencies by Telefónica del Perú.

The verification of the taxation content has been completed as part of the external verification process which has been carried out by PricewaterhouseCoopers Auditores, S.L.

Tax contribution in each country

Million euros	Contribution by country to consolidated Group profit before tax 2023[5]	Contribution by country to consolidated Group profit before tax 2022[5]	Taxes borne 2023	Taxes collected 2023	Total 2023
Germany	624	697	343	905	1,248
Argentina	(167)	(166)	169	241	410
Brazil	1,063	919	679	1,526	2,205
Chile	(122)	64	6	78	84
Colombia	(100)	118	140	123	263
Ecuador	(20)	23	51	18	70
Spain	(1,264)	795	950	1,938	2,887
Mexico	(19)	(228)	21	59	81
Peru	(157)	(103)	30	126	156
Uruguay	148	152	24	35	59
Venezuela	101	95	16	18	34
Other	(1,899)	316	34	48	83
Total	**(1,812)**	**2,682**	**2,464**	**5,116**	**7,580**

[5] Profit or loss before tax and income tax, adjusted for the allocation to the year of the coupons corresponding to the subordinated perpetual debentures. The consolidated financial statements of the Telefónica Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting standards applicable in each of the countries in which the Group operates may differ from IFRS.
The table above groups all the Group companies according to the country of their tax residence. This grouping does not coincide with the Telefónica Group's segment breakdown. The results by country include, where applicable, the effect of the allocation of the purchase price to the assets acquired and liabilities assumed. Likewise, results by country exclude dividend income from Group subsidiaries, as well as the change in the provision for depreciation of investments in Group companies, which are eliminated in the consolidation process.The differences between the result of the Country-by-Country Report and the contribution per country to the Group's profit before tax correspond to the companies reporting under the equity method.

The breakdown of the corporate income tax contribution
is as follows:

Tax contribution by region

Milllion euros	2023 Contribution by country to the consolidated Group's profit before tax	Profit tax[6]	2022 Contribution by country to the consolidated Group's profit before tax	Profit tax
Europe	(640)	439	1,492	486
Brazil	1,063	201	919	250
Hispam	(336)	142	(45)	282
Other	(1,899)	9	316	(8)
TOTAL	**(1,812)**	**790**	**2,682**	**1,010**

The contribution by country to the consolidated Group's profit before tax is adjusted for the allocation to the year of the coupons corresponding to the subordinated perpetual debentures. The consolidated financial statements of the Telefónica Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting standards applicable in each of the countries in which the Group operates may differ from IFRS.
The table above groups all the Group companies according to the country of their registered office. This grouping does not coincide with the Telefónica Group's segment breakdown. The results by country include, where applicable, the effect of the allocation of the purchase price to the assets acquired and liabilities assumed. Likewise, results by country exclude dividend income from Group subsidiaries, as well as the change in the provision for impairment of investments in Group companies, which are eliminated on consolidation.

Milestones

❶ Telefónica is one of the 35 companies that have voluntarily submitted the 2022 Transparency Report to the Tax Authorities in Spain.

❷ Taxes borne and collected amounting to €2,887 million in Spain and € 2,205 million in Brazil.

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[6] Excluded in 2023 are refunds received from different administrations, which correspond to overpayments of taxes from previous years, specifically EUR 293 million in Spain and EUR 43 million in Peru and Chile.
Excluded in 2022 are refunds received from different administrations, which correspond to overpayments of taxes from previous years, specifically EUR 115 million in Spain and EUR 12 million in Peru and Chile. Also excluded in Spain is the extraordinary refund deriving from the Agreement for the Enforcement of the National High Court Ruling (790 million euros), as explained in Note 25 of the Consolidated Annual Accounts of 2022.
Withholdings paid to the various administrations have been allocated to the jurisdiction that actually bears them.

2.18. Privacy and security

Key points

Data

monitored at the highest level with high standards of privacy and security.

>95%

of contracts/RFPs with suppliers will contain security requirements by 2025.

75,821

Hours of training for our employees in data protection and cybersecurity with over 94,642 attendees.

2.18.1. Vision

Technology **improves people's quality of life and generates wealth**, provided that their privacy is respected and the highest level of security is guaranteed throughout the processing of their information and personal data.

We want **our customers to feel confident when using our products and services** and to be aware that we respect their rights at all times as we offer them choices about the use of their personal information.

For this reason, we endeavour to cultivate our customer's **privacy and security** and generate a relationship of trust with all those with whom we work. In doing so, we focus on the following pillars:

- **Protection**: data must be secure and individuals' privacy must be preserved. This is the foundation of our business and our primary consideration when designing our services and collaborating with third parties.

- **Design**: we apply privacy and security by design, that is, privacy and security are incorporated into the initial concept of our products and services and subsequently throughout the development process.

- **Empowerment**: individuals must be able to manage and control their personal data. This enables access to their data and to additional information about the risks and benefits associated with management thereof.

- **Transparency**: the principle of transparency is about both providing people with straightforward tools that allow them to control their data and having the technological development needed to generate maximum respect for privacy and information security.

 For further information, see 2.12.4.4. Secure and responsible use of technology

We also recognise the importance of raising awareness among our employees and relevant third parties and training them on this issue. To this end, we provide specific courses on privacy to employees within the sphere of Telefónica and we also send educational content about the issue to the suppliers we consider most important from a privacy perspective.

In addition, Telefónica is a global leader in the development and marketing of **cybersecurity and managed security products and services.**

This chapter describes the different aspects of our internal privacy and security operations that are applicable to our processes, products and infrastructures.

2.18.2. Privacy

2.18.2.1. Vision

Telefónica respects individuals' fundamental rights and freedoms, including the fundamental right to the protection of personal data. The Responsible Business Principles, the Group's code of ethics, recognise the need to **preserve this fundamental right** and accordingly establish common behavioural guidelines for all the companies in the Telefónica Group.

2.18.2.2. Targets

To reduce exposure to risk and raise digital trust, we are constantly working to update our processes and policies. Our targets are:

- Approve and introduce Binding Corporate Rules (BCRs) in 2024. BCRs are data protection policies adhered to by companies established in the EU to guarantee transfers of personal data outside the EU. These rules include all general data protection principles so as to ensure appropriate safeguards for data transfers. They are legally binding and approved by the competent national authority.

- Update the Group's Privacy Policy to bring it in line with the BCRs in 2024.

- Update the Global Privacy Centre, which is part of the Global Transparency Centre, in 2024.

- Implement the Artificial Intelligence (AI) Governance Model in accordance with internal regulations. To help us achieve this target, we have developed an app to record the AI systems that are developed, used or marketed at the Telefónica Group, and to identify associated risks and applicable requirements in order to both reduce risk and comply with regulations in force.

- Annually update and extend the reach of our training for both employees and third parties.

- Continue to promote annual privacy audit plans across the Telefónica Group, incorporating the BCRs so as to identify best practices.

2.18.2.3. Governance

At Telefónica we have a Personal Data Protection Governance Model that is designed to ensure effective and efficient privacy management in alignment with the Group's strategy.

Our global privacy management activities seek to deliver highly transparent data protection in all the Group's companies.

Implementing our BCRs (which are in the process of being approved by the European authorities) will permit us to increase our level of commitment to privacy even further.

 For further information, see 2.18.2.7 Progress in 2023 > Binding Corporate Rules

The person in charge of personal data protection for the Group is the global Data Protection Officer (DPO). This person:

- Coordinates regulatory compliance monitoring, and in particular:

- Gathers the information necessary to identify data processing activities.

- Informs and advises the data controller or processor of their obligations.

- Monitors compliance with Company policies and assesses the impact of new projects from a privacy perspective.

- Establishes the guidelines and methodologies pertaining to privacy-related risk management and impact assessments.

- Maintains and stores the documentation required by current regulations, and channels notifications and communications. Updates and maintains the records of processing activities that correspond to these tasks.

- Acts as a point of contact with the supervisory authority, cooperating with them and ensuring consistency in communications.

To **ensure these tasks are performed as required,** the different corporate areas meet twice yearly as part of the Governance Model Monitoring Committee, the Business Committee and through the Local Data Protection Officers.

In addition, the primary duty of the Audit and Control Committee is to support the Board of Directors in its supervisory duties. **The DPO reports annually to the Board of Directors through the Audit and Control Committee.**

In addition, the Sustainability and Regulation Committee (a standing committee of the Board) is responsible for promoting and monitoring the implementation of Telefónica's Global Responsible Business Plan, which includes specific privacy targets. The Board receives updates about implementation of the Plan from the Global Sustainability (ESG) Office .



Board of Directors

Audit and Control Committee
(Permanent Committee of the Board)
Supervises specific issues relating to privacy, among other things, through reports regularly submitted by the Data Protection Officer.

Sustainability and Regulation Committee
(Permanent Committee of the Board)
Supervises and reviews the Responsible Business Plan and analyses, drives and supervises the targets, action plans and practices relating to privacy and data protection.

Data Protection Officer/Global Data Protection Office
The person responsible for the Company's personal data protection duties, with a dual role (coordinating compliance/data and the technical data protection function).

Steering Committee
(Corporate level)
General Secretary, Chief Data Officer, Technology, Security, Regulation, Compliance, Internal Audit and Sustainability
Entrusted with reviewing the general status of compliance of Telefónica's Privacy Governance model.

Business Committee
(Corporate level)
Corporate business areas
Responsible for directing and coordinating actions aimed at improving compliance with data protection in each of the respective corporate business areas.

Local DPO Forum
(Global level DPOs and local privacy officers)
Responsible for reviewing the compliance status of the Telefónica Group's Privacy Governance Model for each of its operations and any potentially cross-cutting specific data protection problems with regard to these operations are reviewed.
The local DPO forum structure consists of two parts: The GDPR Europe Forum and the Latin American Forum.

2.18.2.4. Policies

We promote and review a number of global and local policies, processes and procedures, as depicted in the chart below:

Privacy regulations



Global Privacy Policy



Personal Data Protection Governance Model Regulations



Regulation on Requests by Competent Authorities

Corporate Rule

Approved by the Board of Directors of Telefónica, S.A.



Establishes the mandatory rules for all Company entities, thereby laying the foundations for a privacy culture based on the principles of legality, transparency, security, storage limitation and respect for data subjects' rights.

Corporate Rule

Approved by the DPO Office of Telefónica, S.A.



Establishes the strategic, organisational, operational and management framework applicable to our different activities in the field of data protection.

Corporate Rule

Aprobada por la dirección de Ética y Sostenibilidad de Telefónica S.A.



Establishes the principles and minimum guidelines that must figure in the internal procedures of each of the Group's companies/business units/OB to ensure compliance with their duty to cooperate with the competent authorities as regards our customers' data.

Data subjects can easily obtain access to and additional information about our policies through our Global Transparency Centre, which can be found on our website.

At Telefónica we have what we call Operational Domains – internal procedures that reinforce data protection.

The Operational Domains are published by the Telefónica Group DPO Office and are updated in line with any legislative developments. The most recent update took place in November 2023 and extended application of the Operational Domains to all the data protection jurisdictions of the Telefónica Group.

The Operational Domains regulate the following aspects:

- **The Records of processing activities, risk analysis and impact assessments:** guidelines on making records and inventories of processing activities, identifying and assessing risks and performing assessments of impact on privacy whenever necessary .

- **International transfers:** regulation of the transfer of personal data outside the jurisdiction of origin, ensuring protection of such data in accordance with the applicable privacy laws.

- **Data classification:** categorisation of data types according to level of sensitivity so as to ensure the application of appropriate privacy and security measures.

- **Legitimate basis for processing and duty of information:** establishment of legitimate bases for data processing and general criteria to be followed to fulfil the obligation of informing data subjects about how their data will be processed.

- **Personal data breaches:** procedures to detect, report and manage personal data security breaches.

- **Third-party management:** policies and processes to monitor and ensure compliance with the required privacy obligations by the third parties that process personal data on behalf of Telefónica.

- **Internal audit plans**: planning and execution of regular audits to verify compliance with privacy policies and procedures.

- **Training and awareness**: coordination of employee training on the privacy policies and awareness raising about the importance of protecting data privacy.

- **Data subjects' rights:** protocols to be followed to ensure that data subjects can exercise their data protection rights.

- **Data retention and erasure:** we follow the "storage limitation" principle. In accordance with the specific legislation for each jurisdiction, Telefónica stores the data only as long as needed for the purposes of processing and legal obligations.

> Our various operators incorporate specific and detailed information about data retention in their respective Transparency Centres. For further information about storage periods, see the relevant Transparency Centres.

In order to ensure effective implementation of the data protection policies, processes and procedures, the following practices have been put in place:

- **Privacy audits**: conducted annually to assess compliance with the data protection policies and procedures. These audits are included in the Company's annual audit plan. They fall under the management of Internal Audit, which can in turn engage privacy experts to perform them. The audits identify gaps and areas for improvement.

Action plans are established by the areas responsible for implementation. Internal Audit monitors the entire process and conducts the final audit of proper implementation. Other work is done in the area of technology and cybersecurity that covers aspects of privacy from a security perspective. The working process, publication of reports and monitoring of action plans in that area is equivalent to the specific privacy audits.

- Training and awareness raising: conducted on a regular basis to ensure employees and stakeholders know about the privacy policies and procedures. This includes raising awareness about the importance of data privacy and how to comply with the policies.

- Assessment of suppliers and third parties with access to personal data: performed to ensure they meet the organisation's privacy and compliance standards.

In the interests of access and transparency, our policies have been translated into the languages of the countries in which we operate.

2.18.2.5. Impacts, risks and opportunities

Rapid technological progress and regulatory pressure in the field of data protection pose significant challenges to adapt and respond to regulatory demands.

In this respect, we understand the importance of data privacy and its management. Therefore, with the aim of avoiding or mitigating adverse impacts and enhancing **positive impacts**, we establish protocols and controls to protect personal data. This enables us to achieve a more secure and reliable digital environment.

In addition, the challenges associated with complying with the current privacy and data protection legislation are intensifying. At the same time, our stakeholders' expectations are increasing. In this context, privacy **risk** management has a prominent position in the risk map and in Telefónica's strategy.

 For further information, see 3. Risks

We integrate the protection of personal data as a key element in the development of products and services. Our motivation is not limited to regulatory compliance, but we aim to make privacy a sign of trust for our users, thus highlighting the importance of privacy as a core value of our company.

Thanks to the control, transparency, and responsible use mechanisms we implement, we create strategic **opportunities** for the Company in response to the growing demand from society towards telecommunications operators to protect the personal data of their customers.

2.18.2.6. Action plan and commitments

The privacy strategy is based on three pillars:

- **Protection**: protect our customers' personal data through robust policies and processes.

- **Transparency**: be transparent about how and why we collect, use, store and delete our customers' personal data, as well as when complying with the principle of "data minimisation".

- **Empowerment**: equip our customers with simple and secure tools that enable them to control the use of their personal data.

Telefónica complies with the "Data minimisation" principle of the General Data Protection Regulation (GDPR), the goal of which is to obtain, process and store only the personal data that is necessary and to do so only for a specified time.

Our main lines of action are:

- Privacy by Design

- Digital privacy

- Transparency initiatives

- Customer empowerment

- Consultation and complaint mechanisms

- Binding Corporate Rules

Privacy by Design

The principle of **Privacy by Design** is one of the Telefónica Group's key strategic pillars and is defined in our mandatory internal regulations.

This concept represents the organisation-wide obligation to establish procedures that primarily take into account two aspects when designing products and services: first, the implementation of privacy protection measures from a legal and security perspective in the early stages of any project; and, secondly, that all business processes and practices involved in each activity or processing operation that may affect personal data are covered.

We have our own Privacy by Design guidelines to define the set of rules, standards, and legal and security processes that must be taken into account to comply with our **Global Privacy Policy**. All of this is to ensure that the rights and freedoms of individuals' personal data are guaranteed from the get-go of any processing project or activity.

These practical guidelines stand as reference documents for the Group professionals in charge of developing and implementing products and services, as well as for internal use cases that directly or indirectly involve the processing of personal data.

In addition, product managers are supported by the privacy and security experts in each of the Group's companies and/or business units, in order to ensure that all the necessary privacy-related legal and security requirements are taken into account from the design stage of relevant projects.

We use **an approach based on risk management and proactive responsibility** (critical and continuous self-analysis of compliance with the obligations laid down by the regulations) to establish strategies that incorporate privacy throughout the entire data life cycle of each product or service: collection and obtaining, processing, exercise of rights, and storage and erasure of data.

In general, Telefónica does not market or sell its customers' personal data. Telefónica may share aggregate analytical data that have been rendered anonymous, as described in the Movistar Privacy Policy.

The practical application of Privacy by Design involves bearing the following in mind when defining or developing a product or service: the lawfulness and the legitimate grounds for the data processing; guarantees that the data is secure and that the most appropriate security measures are being applied according to the potential risks; transparency in the privacy clauses and policies; **data minimisation,** in that any data used must be strictly necessary to the purposes of the processing; commitment to the data subjects' rights; and storage period limitations, among other aspects.

The Privacy by Design process defined by the Telefónica Group's Global Data Protection Office includes the following activities:

Privacy by design process





Main process
Potentially high-risk processing?
Approval of the processing
New processing of personal data
Definition and design of the processing
Record of the processing
Need for impact assessment (PRE-PIA)
NO
YES
Basic analysis of risks
Proposal for basic controls
Implementation of basic controls
Start of processing of personal data
Privacy Impact Assessment (PIA) process
Does it mitigate the potential high risk?
Carry out impact assessment (PIA)
Proposal for basic and additional controls
YES
NO
Implementation of basic controls
Implementation of basic controls
• Objective criteria of the need for PIA
• Catalogue of privacy risks
• Catalogue of controls
• Control application rules
• Automation
• Approval of the processing
Prior consultation with the authorities
Prior consultation with the control authority
Response from the control authority
Proposal for basic and additional controls

For further information, see 2.11. Sustainable offering and innovation

Digitalisation of Privacy by Design (Digital Privacy Framework– DPF)

The DPF is the framework for Telefonica's global legal and privacy strategy with respect to the GDPR and the ePrivacy regulation on data processing platform products and systems.

The DPF adapts the guidelines on legal privacy compliance to a technological reality in order to standardise and conceptualise the functional and technical requirements governing the dynamics of privacy systems, and apply them automatically and digitally to the processing of personal data.

Digitalisation is implemented from the design stage and naturally enables us to build a dynamic and automatic privacy process between the customer and the systems that process personal data, and to comply with the GDPR.

We are implementing this digitalisation framework in the systems and platforms via which we process data, such as Kernel, Telefónica's big data platform. We made significant progress with the Digital Privacy Framework in Spain in 2022, and continued to do so in 2023 among our operators in jurisdictions that are more demanding when it comes to certain data protection requirements, for example, anonymisation requirements.

Transparency initiatives

At Telefónica we make privacy more human and understandable by **focusing our design principles on people** (human-centred design). In this regard, we are committed to putting transparency into practice by including it as one of the principles of the Global Privacy Policy and developing a number of different initiatives to implement it:

Global Privacy Centre

The Global Privacy Centre is a public benchmark for our privacy and security policies and processes. Our stakeholders can easily find all the information they need in the Global Transparency Centre, where it is presented in a simple format by means of visual and graphic resources. Our objective for 2024 is to continue improving this centralised channel, among other things by linking all of our operators' Transparency Centres so that all relevant information is in one place.

Operators' Privacy and Security Centres

The purpose of these centres is to enable both our customers and stakeholders to obtain information about the processing of their personal data in a simple, digital and understandable way. This includes:

- Information about the channels and avenues for exercising their rights.

- Security and confidentiality measures adopted for data processing.

- The privacy terms and conditions applicable to our products and services.

- Communication transparency reports.

- Our ethical principles regarding AI.

- **Child security and protection** matters specific to digital environments.

The Privacy and Security Centres are currently available on our operators' websites. They are updated regularly in accordance with regulations and stakeholder analysis.

Telecommunications Transparency Report

We publish an annual report on the requests we receive from the competent authorities in the countries in which we operate. This report includes information on the number of requests for lawful interception, access to communications metadata, content blocking and restriction, and geographical and temporary suspensions of service.

For each request we follow a strict procedure, which is laid down in the Regulation on Requests by Competent Authorities. Doing so guarantees both the fulfilment of our obligations in terms of collaborating with these authorities and the protection of the fundamental rights of the people affected, in accordance with our human rights commitments.

 For further information, see 2.14. Human rights

Customer empowerment

As part of the principle of transparency, Telefónica provides customers with access to the data they generate when using our products and services. These data are collected in the Kernel "Personal Data Space" and are accessible through various channels.

The **Transparency Centre** allows all customers to set their data privacy and management preferences via their Personal Data Space. This feature is currently available to most users through the Mi Movistar app (in the Security and Privacy section of the User Profile) and has been available through the television channel in Spain since 2022.

In the Transparency Centre, customers can manage the legitimate grounds for use of their data for certain purposes via the Privacy Permissions section. In addition, the Access and Download section provides practical examples of different types of data. These examples are presented in a user-friendly manner and in compliance with privacy criteria; customers also have the option of downloading a more detailed document.

The Transparency Centre experience has been designed to **instil confidence among users** by explaining in clear language the purpose for which their data is processed and its nature within Telefónica.

We also prioritise **data minimisation,** ensuring that we obtain only the information necessary for our legitimate purposes. Furthermore, we have established **policies and incorporated guidelines on the storage and deletion of data in the Transparency Centres of the Group's operators.** Thus, we ensure that the data are stored only for the minimum periods necessary for the intended purposes and are deleted safely when they are no longer necessary (as soon as possible).

The Transparency Centres represent our first steps towards fulfilling our promise to give our customers tools with which to control and ensure the transparency of their data in accordance with applicable privacy regulations. For example, in Europe our data processing will be fully aligned with the GDPR.

Query and complaint mechanisms

Users may submit queries and file complaints via:

- Letter, email or telephone.

- Electronic means such as the Mi Movistar app or their personal area of www.movistar.es.

- The Customer Defence Service, a second-instance mechanism that reviews the decisions made in relation to customer queries/complaints submitted via the regular channels provided by Telefónica.

Telefónica has also implemented other query and complaint mediation systems:

Queries Channel
We have a public channel on our website via which all our stakeholders can enquire or complain about anything related to the Responsible Business Principles. Throughout 2023, 10 communications on privacy and 2 on freedom of expression were processed, received a reply or, where applicable, received a solution.

Voluntary mediation system with AUTOCONTROL
On the one hand, customers have at their disposal a mediation system that has been operational since January 2018, and is designed to provide a swift response to complaints related to identity theft and the receipt of unsolicited advertising. The procedure was developed by the Asociación para la Autorregulación de la Comunicación Comercial (AUTOCONTROL) in collaboration with the Spanish Supervisión Authority (AEPD). It also involves the participation of Orange, Telefónica and Vodafone, and is open to other entities. This information can be found in the Movistar Privacy Centre. In 2023, 30 requests for mediation were processed.

On the other hand, in 2023 the AEPD approved the Code of Conduct on Data Processing in Advertising Activity, under which 45 complaints have been dealt with or submitted to mediation.

2.18.2.7. Progress in 2023

Telefónica has developed an internal tool to facilitate compliance with the data protection regulations and, in particular, to help each area to perform the following tasks, among others: creating the Records of Processing Activities (ROPA) and keeping it updated; managing and recording security breaches; recording requests to exercise GDPR data subject rights; managing electronic signatures of data protection agreements (DPAs); and managing privacy indicators.

As a demonstration of our commitment and ongoing progress, we have been recognised as the leading telco in this respect among all the global telecommunications companies assessed by Ranking Digital Rights (RDR), in the last three editions of the RDR's index. This ranking

assesses corporate commitments, policies and practices that affect freedom of expression and customer privacy, including governance and oversight mechanisms.

Binding Corporate Rules

Our Binding Corporate Rules (BCRs) are in the process of being formally approved by the relevant supervisory authorities. They are designed to permit the movement of data from inside the Telefónica Group in the European Economic Area (EEA) to countries outside the EEA in accordance with article 47 of the GDPR.

The implementation of the BCRs will foster greater compliance with the European regulations throughout the Telefónica Group, enabling us to transfer personal data swiftly, regardless of where the recipient Telefónica subsidiary is located.

In addition, the BCRs will contribute greater legal security by facilitating alignment with the Group's organisational model.

In 2022 Telefónica began the process of approving its BCRs and during this period we took the following steps:

- Analysis of international intra-group transfers.

- Drafting of our BCRs.

- Designation of the AEPD as the lead supervisory authority, which shall be responsible for leading the process, as well as the supervisory authorities concerned, which shall co-review the approval procedure, following a proposal by Telefónica.

- Sending of the BCRs and complementary documentation to the lead authority and co-reviewer authorities for approval.

- Launch of the cooperation phase upon forwarding the BCRs to all the respective European supervisory authorities for approval.

Management of our supply chain

One of Telefónica's priorities in ensuring privacy is successful management of the supply chain in relation to the processing of personal data by third-party contractors. We have therefore incorporated data protection agreements across the whole Telefónica Group and included specific supplier commitments pertaining to international transfers.

In 2023 a number of supplier monitoring procedures were introduced and educational materials were made available via tools created by Telefónica. Specifically, automated control measures were implemented to ensure successful processing of personal data before, during and after the provision of the service by the supplier. Additionally, to ensure protection of the personal data managed by third parties, automated mechanisms were developed to optimise training initiatives.

Telecommunications Transparency Report

In 2023 we recorded a total of 4,711,614 requests for customer information from competent authorities (lawful interception and access to metadata). Of these applications, we rejected 217,090, which was 95% of the requests dealt with. The number of accesses/customers affected was 4,784,392.

2.18.3. Security

2.18.3.1. Vision

Security as a concept seeks to protect against potential damage to people and property and to guarantee the confidentiality, integrity and availability of a company's information assets. Ensuring network and data security is a major issue for Telefónica due to its significant impact on both our stakeholders and on the value of the Company. (See chapter 1.4. Materiality).

 For further information, see 1.4. Materiality

At Telefónica, security is treated as a **broad concept** that includes physical and operational security (of people and goods), digital security (encompassing information security and cybersecurity), business continuity, prevention of fraud in the commercial portfolio of products and services, and supply chain security.

The increased number, complexity and types of threats make it necessary to apply security measures and review them in a **cycle of continuous improvement**. Our strategy is based on a number of security activities that reinforce both the Company's processes and its transformation initiatives, and in doing so deliver a security management system that is aligned with international reference frameworks and standards such as **ISO 27001 and NIST (National Institute of Standards and Technology).**

Our approach to security, including the list of certifications obtained by the companies of the Telefónica Group, is published in the Security section of Telefónica's Global Transparency Centre.

2.18.3.2. Targets

The short- and long-term targets we have set ourselves are:

- Continue our review of the global regulatory framework on security in order to simplify it and align it with new versions of international standards, such as ISO 27001.

- Move forward with deploying the Zero Trust[1] model to control IT system access and with implementing tools to govern the security of cloud environments.

- Increase the percentage of contracts/RFPs that contain security requirements for the supply chain, with the goal of reaching at least 95% of suppliers by 2025.

2.18.3.3. Governance

The Global Security and Intelligence area is supported by the Company's management and reports to the Board of Directors through the Sustainability and Regulation Committee and the Audit and Control Committee. It also coordinates with the local security departments, as shown in the following diagram:

---

[1] Zero Trust is a security strategy applied to accessing information that will be provided through "minimum privilege" control techniques. It will be end-to-end encrypted and guided by the principle of "never trust, always verify".


Board of Directors
Audit and Control Committee
(Permanent Committee of the Board)
Oversees, inter alia, specific issues relating to security risk management, through regular reporting by the Global Chief Security and Intelligence Officer (Global CSO).
Sustainability and Regulation Committee
(Permanent Committee of the Board)
Supervises and reviews the Responsible Business Plan and analyses, drives and supervises the targets, action plans and practices relating to Digital Trust, including issues such as Privacy, Safety, Artificial Intelligence and Child Protection.
Global Chief Security and Intelligence Officer
This officer is responsible for the Global Security and Intelligence Function at Telefónica and for establishing the global security strategy, leading the security-related regulatory framework and guiding and governing global security initiatives.
Security Monitoring Committees (with part of Executive team)
Global Security Committee
Security Advisory Board
Country Chief Security Officers
Local Security Subcommittees

The head of security at the Company is the **Global Chief Security and Intelligence Officer (the Global CSO).** The Company's Board of Directors delegates the authority and responsibility for establishing the global security strategy to the Global CSO. **This Officer leads development and monitors implementation** of the policy framework and the global security initiatives. The Global CSO nominates a local security manager at each Telefónica Group company, which is then approved (or rejected) by the corresponding company's management bodies.

The Global Security Committee coordinates and governs security activities. The Committee is chaired by the Global CSO, while the local Chief Security Officers **(local CSOs)** and the corporate heads of several Company areas (Compliance, Audit, Legal, Technology and Operations, People, Sustainability, etc.) are Committee members.

There are also local security sub-committees, which are chaired by the local CSOs. They help to define strategic initiatives and global guidelines and implement them in each Telefónica Group company.

The Global Security and Intelligence area also promotes and drives the Global Digital Security Committee, in which several members of the Company's Executive Committee and the Global Business Continuity Committee participate.

The Global Security and Intelligence area reports to the Board of Directors through the Sustainability and Regulation Committee and the Audit and Control Committee.

Telefónica also has a **Security Advisory Board** made up of leading security and intelligence figures from outside the Company. The Board has the aim of contributing best practices, increasing the efficiency of capabilities and procedures, and enhancing the quality of our strategy in this area.

2.18.3.4. Policies

At Telefónica we foster regulatory security policies that are mandatory for all Group companies. Our security policies also apply to members of the supply chain (suppliers, subcontractors, etc.). See section "Security in the Supply Chain".

For further information, see Supply Chain Security

Security regulations



**Governance
Security Committees**

Global policy

Global Security Policy

→ Global rules

Global Security Regulations

→ Global regulations

- Management of Incidents and Emergencies
- Analysis of Security Risks
- Business Continuity
- Security in the Development Life Cycle
- Security in the IT Infrastructure
- Security in Networks and Communications
- Cybersecurity
- Security in Change Management
- Classification and Processing of Information
- Security in Asset Management
- Access Control
- Physical Security
- People's Safety
- Prevention and Management of Fraud in Telecommunications
- Security in the Supply Chain
- Governance of Security

Continuous improvement

Governed by national and international standards and regulations on physical and digital security, this Policy lays down the guiding principles applicable to all the companies that make up the Group. Updated and approved by the Board of Directors of Telefónica in 2023, it can be viewed through this link. The Global Security Policy is aligned with our vision of security as a broad concept, which includes physical and operational security, digital security, business continuity and fraud in the commercial catalogue of products and services.

These Regulations set out the principles and general guidelines of the Global Security Policy, establish rules of conduct and general responsibilities, and refer to global regulations on different subjects. They were updated in 2022 by the Secretary of the Board to bring them in line with the Global Policy and revise the obligations and responsibilities of the global and local security departments, among other objectives.

These documents establish the controls necessary to guarantee security in each specific domain. Based on the provisions of the global regulations, local procedures and documents are generated to give details of the actions to be performed in order to ensure compliance with the security controls.
In 2023, new versions of three regulations were approved as a result of the cycle of continuous improvement.

Security activities

Monitoring and measuring (security indicators)
Audit and Control

Changes in context and new risks

Official certifications, such as **ISO 27000, PCI-DSS and national security system (ENS)** certifications in applicable countries, are held in certain domains, including products and services. The decision to obtain certification is based on legal compliance, business requirements and/or customer demand. In turn, depending on the service provided, we require third-party certification or reports from our suppliers (for example, ISAE 3402 or similar).

2.18.3.5.Impacts, risks and opportunities

Telecommunications companies around the world are facing a continuous increase in cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer systems/networks and adopt cloud technology. At Telefónica we have an important role to play in mitigating and avoiding the impacts of these challenges, to ensure the security of the services we provide, as well as the privacy and confidentiality of our customers' data. In this way, we contribute to **creating a climate of digital trust, beneficial for both society and businesses.**

Conversely, information technology is a relevant element of our business, and we must minimise or avoid the adverse effects of potential cyber threats on the Company's assets. For these reasons, **cybersecurity risk** is included in Telefónica's risk map, which defines guidelines that facilitate uniform reporting, alignment with business objectives, and corporate risk tolerance criteria.

 For further information, see 3. Risks

Additionally, through cybersecurity solutions, we combine the capabilities of cybersecurity and cloud technologies to build robust solutions that are tailored to the needs of businesses or organizations.

 For further information, see 1.6.2. Global businesses

2.18.3.6. Action plan and commitments

At Telefónica we understand security as a broad concept, the goal of which is to protect our **assets, interests and strategic objectives,** ensure their integrity and protect them from potential threats that could damage their value, affect their confidentiality, reduce their effectiveness and/or alter their operability and availability.

Comprehensive security encompasses:

- Physical and operational security (of people and assets)

- Digital security

- Business continuity

- Fraud prevention

- Security in the supply chain

- Any other relevant area or function aimed at protecting the Company from potential damage or loss.

In turn, digital security includes aspects related to information security and cybersecurity, and is applied to the media, systems, technologies and other elements that make up the network.

Our security provisions apply to all our supply chain partners, but focus especially on companies that manage the Telefónica Group's or its customers' data.

Security activities are governed by the **principles of legality, efficiency, co-responsibility, cooperation and coordination.**

The most recent version of the Company's Global Strategic Security Plan, approved by the Global Security Committee on 27 September 2023, sets the goal of implementing the basic principles laid down in the Security Policy and identifies and prioritises the main lines of action.

Digital security. Cybersecurity

Digital security is a key part of our business. Its ultimate goal is to **ensure our resilience,** in other words, our ability to withstand and contain attacks so that our business is not affected or is affected to a degree that is tolerable.

Telefónica adopts technical and organisational measures laid down in its digital security strategy to manage cybersecurity risks.

- The organisational measures include cyber-intelligence processes, early vulnerability detection, access control management, system patching, security event monitoring and incident management, technological platform risk analysis, and security training and awareness raising.

- The technical measures include deployment of firewalls, cryptographic tools for storing and sending information, intrusion detection and prevention systems, monitoring connections to networks and cloud services, protection against DDoS (distributed denial-of-service) attacks, systems for detecting and blocking viruses and malware in servers and workstations, email protection and producing back-up copies to restore any information that becomes affected.

The control and protection mechanisms are applied both to third parties that attempt to obtain unauthorised access to Telefónica's systems and information, and to employees and collaborators. The aim is to **guarantee internal control over access to the Company's information and that of our customers,** and respect privacy legislation.

Our technical and organisational measures for employees and third parties seek to ensure internal control over access to Company information and that of our customers.

The global area defines the strategy, while activities are coordinated by the various digital security units of the Group's companies. We align activities and share experiences at our annual meetings.

Particular emphasis is placed on the following aspects:

Cyber intelligence and incident management

We have tools and capabilities to cover the entire cycle of potential incidents:

- **Anticipation** of any incidents that may affect us through **cyber-intelligence measures.** Our approach to cyber intelligence is proactive; we apply knowledge gained from external sources and technology to determine trends, progress, and potential adversaries and lines of attack against Telefónica.

- **Prevention** to ensure the protection of both facilities and assets, as well as our and our customers' data. We have internal expert teams (Red Teams) dedicated to searching for any digital security vulnerabilities.

These teams are coordinated by the global area and analyse the Company's networks and systems, scanning for weaknesses, performing manual testing (ethical hacking, also known as penetration testing) and requesting those responsible for the systems and networks to correct the security problems detected. We also have an open-access public mailbox for reporting any bugs or threats that could affect Telefónica's technological infrastructure. This mailbox can be found in the Global Privacy Centre/Security sections of Telefónica's global website and the websites of its operators. We also have a bug-bounty reward program managed by recognised industry leaders, through which we receive input from cybersecurity experts (ethical hackers) worldwide.

We have a public mailbox for reporting weaknesses and threats, and a bug-bounty program for finding them.

- **Detection and response** via a network of 17 Incident Response Centres (Cybersecurity Incident Response Teams, CSIRTs). We also have the technical and human capabilities needed to respond effectively and quickly to any breach or incident in order to minimise attacks and their consequences.

The CSIRTs work in a coordinated manner to understand and analyse the risks of potential cyber threats, monitor serious bugs in the most critical technological assets and establish relationships with other national and international CSIRTs/Computer Emergency Response Teams (CERTs) in the public and private sectors. Cyber exercises are performed once a year to train the CSIRTs in all countries to handle potential incidents.

In 2023, there were no relevant security incidents (relevant incidents are those that meet certain criteria at a global level which results in being considered relevant due to their economic, legal or service impact or to the impact on the fundamental rights of data subjects). Moreover, there were no incidents with sufficient material impact to be reported to the financial market supervisory authorities.

Lessons learned from incidents help us to improve the security of our processes and technological capabilities and platforms. One of the lessons learned was the need to reinforce anticipation through cyber-intelligence activities and continue to conduct cyber exercises, as described earlier, while reviewing the action protocols in order to become swifter in detecting and responding to them. Our analysis and learning have enabled us to customise awareness efforts, reinforcing particular aspects where they are dependent on the actions performed by the user and conducting simulations of phishing campaigns that are similar to the detected attack attempts or incidents (see section 2.19.4.2. Training and awareness raising). We also take into account the analysis of past incidents when establishing the strategic digital security projects in each cycle.

 For further information, see 2.19. Responsible supply chain management

We follow transparency protocols, notifying the affected users and, where appropriate, the data protection agencies of the incidents. Incident management protocols are also followed in terms of detection, analysis and response, and the appropriate mitigation measures are established.

The Company has various **insurance programs and policies** in place that could mitigate the impact on the income statement and balance sheet of the materialisation of a large number of risks. In particular, there is cover for cyber risks that could cause, inter alia, a loss of revenue, loss of customers, extra costs or recovery costs for digital assets, and cover for Technological Errors and Omissions in the event of customer and third-party claims for damages in general. The current global insurance limits range in value from €100 million to €500 million.

Network security

Our approach to networks and communications is based on a good understanding of our assets and sites, as well as their characteristics and their importance to the business. The aim is for the networks to be properly planned and deployed in accordance with applicable security requirements that minimise the risk of downtime, unauthorised access or destruction.

We also perform security controls on associated service platforms, such as video and the Internet of Things (IoT), to manage the risks associated with attacks and the exploitation of bugs and weaknesses in networks and protocols. To this end, we work with technological partners and international organisations (e.g. GSMA). Examples include the work done on 4G/LTE, SS7, BGP and other critical enabling technologies.

At Telefónica we want to contribute to making 5G networks safe. The Company's technological developments in this area, such as the development of our network virtualisation platform (UNICA NEXT), network splitting and new radio access technologies, incorporate Security by Design.

Physical and operational security

At Telefónica we make a continuous effort to improve our ability to physically protect infrastructure and assets. The following programs stand out in this regard:

- The interconnection of control centres to create a resilient network that increases the availability of infrastructure for surveillance and protection services.

- The management of travel security for Telefónica personnel, which substantially improves response time and the mechanisms for action in the event of any incident.

- The implementation of consistent digital procedures and tools for global security monitoring.

Security by Design

Security is considered from the earliest stages in all areas of activity to ensure that it is an **integral part of the entire technology life cycle**. This approach is based on the following:

- Risk analysis and management process.

- Commitment to innovation, including the development of proprietary technologies.

- Raising employee awareness.

- Security requirements imposed on our supply chain.

This approach ensures that security requirements are considered from the design stage of applications and systems, that controls against known bugs are incorporated and that there are no security weaknesses at source. The result is systems and applications that are more resistant to malicious attacks.

Supply Chain Security

At Telefónica we impose security requirements on our suppliers and identify any risks associated with the provision of a service/product. We continue to develop **3PS+**, our tool for digitalising the security process in the supply chain. The security requirements are reviewed annually according to international regulatory updates and technology developments (5G, AI). The main features of 3PS+ are:

Supply chain security process



| Generating security requirements | Supplier response assessment | Negotiation and contracting | Monitoring | Finalisation |

If the results are not positive, it could lead to the termination of the contract

Before **During** **At the end**

- **Prior to contracting**, the tool can be used to generate the security requirements for new procurement processes. It collates supplier responses and objectively assesses compliance levels and access to their proposed mitigation measures.

- **During service provision**, the tool can be used to monitor the security requirements. To this end, the system generates alerts based on the start date of the service and the selected monitoring period. This allows the user to record relevant information that may pose a risk to Telefónica's processes.

- **On completion of service provision**, the tool can be used to oversee the supplier's offboarding and mitigate or even prevent the most common security risks at service termination, such as failure to block physical and logical access, failure to check VPNs/ports/systems used for services, etc.

All Telefónica Group employees have access to this tool.

Business continuity and crisis management

The business continuity function integrates various activities and processes aimed at improving our resilience, while Crisis Management allows us to successfully tackle any serious incident that affects the organisation.

In the event of a crisis, our priorities are to:

- **Protect people**, ensuring the well-being of employees and collaborators.

- **Provide the agreed services** to our customers, at the agreed availability and quality.

- **Protect and look after the interests** of our shareholders and institutional investors.

- **Comply with our** regulatory and legal **obligations**.

- **Protect and secure our business** from a sustainability perspective.

The business continuity function is set out in the Global Security Policy. Further details are defined in the Global Business Continuity Regulation, as well as in various Company-wide and local documents maintained by each business unit.

The Global Crisis Management Plan, which is made up of the Global Crisis Management Project and the Global Business Continuity Project, is part of the Strategic Plan of the Global Security and Intelligence Directorate.

Under the Crisis Management Plan, each area's processes are identified, scenarios that could interrupt them are detected, potential treatment plans are set out, the business continuity strategies to be applied are determined and, if necessary, business continuity plans listing the appropriate actions to be taken are generated.

Global Crisis Management Plan


Business continuity
Business impact analysis
Risk analysis
Continuity strategies
Continuity/Recovery Plans
• Disaster recovery plan
• Evacuation plan
• Zero interruption plan
Crisis management
Crisis management procedure
Execution of Continuity and Recovery Plans
Global Crisis Management Project
Global Business Continuity Project

Our strategy revolves around strengthening our:

- **Strategic vision:** global threats require global action. Having a strategic vision of business continuity leads to global decision-making that results in greater resilience.
- **Effectiveness in crisis management:** we have a proven crisis management model, the definitions and procedures of which are common to the entire Company.
- **Coordination and collaboration:** the organisational model guarantees, aligns and promotes the development of business continuity equally across all business units.
- **Measurement standards:** these allow us to objectively and consistently measure various indicators to determine the Company's maturity from a business continuity perspective, as well as its level of resilience. This gives us the necessary information to be able to establish medium- and long-term goals.

All of the above is based on international standards such as ISO 22301 for business continuity management, ISO 22320 for emergency management and ISO 22361 for crisis management.

We also conduct several global and local exercises each year to check our business continuity mechanisms, simulate crisis scenarios and identify opportunities for improvement in the face of real incidents.

Governance model

The **Global Business Continuity Committee**, the highest governance body, defines the global strategy from the design stage, and prioritises and allocates the necessary resources.

The **local business continuity committees**, the bodies responsible for ensuring business continuity in each business unit, guarantee implementation of the strategic decisions made at a global level and report on the needs, achievements and maturity indicators that provide a comprehensive view of business continuity in the Company.

Both global and local committees prioritise and direct resources to where they can generate the greatest impact and value for the Company, based on:

- Strategic services.

- Strategic projects.

- Strategic suppliers.

- Organisational aspects.

Each business unit has its own **Local Business Continuity Office (LBCO)**, and all local offices are aligned and coordinated by the **Global Business Continuity Office (GBCO)**. The GBCO operates out of the Global Security and Intelligence Directorate, which is part of the Company's corporate area. It coordinates the LBCOs and passes on the various strategic decisions defined by the Global Business Continuity Committee.

Global Business Continuity Program

Our Global Business Continuity Program seeks to improve our resilience. It is aligned with ISO standard 22301 and is made up of the following phases:

1. **Planning**: involves drawing up a Statement of Work (SoW) detailing the scope of business continuity and an annual activities plan.

2. **Implementation and operation**: includes deliverables aimed at establishing and documenting the business continuity mechanisms such as a Business Impact Analysis (BIA), which identifies major processes and services, risk analyses, continuity plans, return to normality plans, etc.

3. **Monitoring and evaluation:** involves assessing the effectiveness of the business continuity arrangements in place by testing them in realistic and bounded scenarios. Indicators are used to assess the performance, maturity level and implementation of the overall business continuity project.

4. **Maintenance and improvement**: encompasses lessons learned and opportunities for improvement identified as a result of business continuity testing and crisis simulation, the business continuity management continuous improvement process, training and awareness raising.

The Global Business Continuity Program seeks to strengthen our resilience; in other words, our ability to contain attacks and withstand them.

The LBCOs are responsible for ensuring and driving proper implementation of the business continuity management process, which starts with the identification of processes/services. The process is shown in the following image:

Telefónica
Index
1 2 3 4 5 6
Consolidated management report 2023
Statement of Non-Financial Information • Leading by example

Business continuity management system



▶ Business continuity management system ◀ Proactive phase ◀ Reactive phase

L1 Processes
Identification of each area's processes and activities

Risk scenarios > ARL*

L2 Assets
Identification of assets that make it possible to carry out the previously identified processes

L3 BIAs
These make it possible to determine the significance of each process, analysing the changes in impact over time

Relevant processes

L5 Risk strategies
Selection of the strategy associated with each scenario (avoid, reduce, transfer and accept)

L4 Risk assessments
Identification of scenarios (threat-asset), in order to calculate the level of risk that the organisation is facing

L6 Risk management plans
Preparation of treatment plans to reduce the likelihood that the scenarios will materialise

L8 Tests / Drills
Testing performed on continuity plans, third-party service testing and drills

L7 Business continuity plans
Defining the steps in the event the scenario materialises (person responsible, recovery of processes and return to business as usual)

* Acceptable risk level

Business continuity maturity monitoring

To ensure that LBCO execution of the management process is evaluated consistently across the board, we have established a definition of "maturity".

Business continuity maturity model


0%
10%
50%
75%
100%
Work Plan
Planning
Planning
Implementation and Operation
• Impact Analysis (BIAs)
• Risk Analysis
• Continuity Strategies
• Crisis Management Plan
• Business Continuity Plans
• Plans to Return to Business as Usual
Monitoring and Evaluation
• Test Plans
• Test Result Reports
• Monitoring, Analysis and Evaluation Plan
• Monitoring and Analysis Report
Maintenance and Improvement
• Action Plans
• Maintenance Plans
• Continuous Improvement Plans
• Training and Awareness-Raising Plans

In recent years, we have achieved and maintained an "optimised" level of maturity, which means that we have established, tested and learned lessons about the defined business continuity mechanisms:

Evolution of maturity


2018
50%
2019
75%
2022
90%
>90%
2023/2024
10%
Telefónica Group maturity level

Crisis management

The Global Crisis Management Project covers everything related to the successful coordination and handling by senior management of events that could have a major impact on the Company, and so have to be treated as a crisis.

Crisis management is structured in four layers.

1. The first layer defines and classifies the crises, their typology and the general strategy for dealing with them.

2. The second layer defines the roles, responsibilities, media and channels involved in crisis management, as well as the relationship and responsibilities of the crisis committees.

3. The third layer groups together the procedures, plans and documentation necessary for managing crises.

4. The fourth layer defines the overarching Company architecture of warning systems, secure communication and the general digitalisation-related operations that support the activities of the different crisis committees.

Layers of Crisis Management



Crisis
- Definition
- Classification (Local, Regional, Global)
- Overall strategy



Crisis Committee
- Chairman
- Members and boards
- Media and channels



Procedures
- Crisis response procedures
- Business continuity drills/plans
- Communication plans



Architecture
- Warning system
- Secure communication system
- Crisis committee support system

The Global Crisis Management Project also provides other mechanisms that are complementary to business continuity and enable us to manage incidents with an extensive impact on the Company.

Three types of crises are described as part of the model:

- **Local crisis**: affecting one organisation or business unit in one country.

- **Regional crisis:** affecting several countries in the same geographical region.

- **Global crisis:** affecting several Telefónica Group companies or business units in more than one country and geographical region.

We have different active warning, notification, management and coordination protocols and systems for the different types of crisis, all of which are known to everyone involved in the Global Crisis Management Project.

The main role in this management process is played by the members of the Crisis Committee, at both global and local level. Members can be divided into permanent members who participate in all activations of the Committee, ad hoc members who participate depending on the type of crisis, and those in working groups or task forces that support the permanent and ad hoc members.

The **Global Crisis Management Project** enables us to:

- Accelerate the decision-making process.

- Manage any crisis as a unit.

- Centralise the receipt of information.

- Act as a unified tactical and decision-making figure.

- Decide how to act based on the crisis scenario at hand and the business continuity work done previously.

- Reliably transmit information about what has happened to customers, authorities, organisations and/or any other stakeholders.

Finally, we are obliged to conduct **tests and drills** to prepare for different scenarios that may potentially be harmful to the Company. **The drills are to be carried out at least once every six months** unless a crisis situation is declared in the same period. This makes it possible to:

- Evaluate reactions to particular circumstances.

- Evaluate the preparation of documentation that supports crisis management activities.

- Evaluate coordination mechanisms.

- Prepare Crisis Committee members to act.

The events discussed by the Crisis Committee are outlined below:

Events discussed by the Crisis committee

PERU (LOCAL) December 2022

Description	Political instability and public demonstrations
Type of crisis	Political-social
Impact	Services to customers were not impacted. However, there was damage to premises as a result of the demonstrations.
Actions	The Crisis Committee was activated on 8 December 2022. Regular sessions were held, during which security measures were adopted to protect staff and reinforce technical sites. Access to critical technical sites was restricted and, in the regions outside Lima, teleworking was put in place for staff. The Committee worked with government authorities to coordinate actions that would ensure continuity of the services. In addition, all travellers were advised to leave the country because of the risk to their safety. Those thinking about visiting the country were warned of the risk to their safety and required to undergo a consultation process to authorise their trip. Demonstrations continued until the end of March 2023. The affected regions were Puno, Cuzco, Huancavelica, Arequipa, Ica and Lima. Emergency plans and infrastructure and network reinforcement plans were activated.

CHILE (LOCAL) February 2023

Description	Contingency at Paine Data Centre
Type of crisis	Operational continuity
Impact	Customer services were affected.
Actions	The Crisis Committee was activated on 2 February 2023. A uninterruptible power supply (UPS) battery system failure occurred following a national grid power cut at the Paine Data Centre, which affected the centre's equipment and led to services being unavailable for brief instants until the back-up power generators became operational. The Committee held eight meetings, during which various action plans were established, the most significant being an agreement with the service provider on a plan of action for changing the batteries. The incident was deemed closed in mid-May, but the action plans developed as a result of the incident continue to be monitored.

CHILE (LOCAL) February 2023

Description	Wildfires
Type of crisis	Natural disaster
Impact	Customer services were affected.
Actions	The Crisis Committee was activated on 3 February 2023. High temperatures caused a number of fire outbreaks, prompting the declaration of a state of emergency as the fires grew out of control, spreading and affecting both rural and urban populated areas. As a result of the fires, 65 mobile sites were damaged, leading to customers' services being suspended and/or degraded. Customers' homes were also affected. The Committee held 23 sessions and established a number of action plans, issuing warnings to all employees with homes in the area affected by the fires and putting in place emergency commercial measures for all customers from the affected areas. The incident was deemed closed in March, but the action plans developed as a result of the incident continue to be monitored.

PERU (LOCAL) March 2023

Description	Cyclone Yaku
Type of crisis	Weather event
Impact	Customer services were affected.
Actions	The Crisis Committee was activated on 4 March 2023. Cyclone Yaku mainly affected Tumbes, Piura, Chiclayo, Lambayeque, La Libertad and Lima. It caused torrential rain, flooding and landslides. A number of different Company sites were affected by the cyclone, leading to multiple fibre optics outages and impacting services to customers. Among the action plans activated was the emergency and service monitoring plan, in line with which the NOC performed testing and premises were monitored for damage to infrastructure. Crews were also deployed to deal with emergencies and mitigate the impact on connectivity, making use of portable generators. Spare parts and power rectifiers were acquired and fuelling was ensured via external tanks. In addition, remote working was activated. The incident was closed on 20 March when the cyclone moved away from the country.

PERU (LOCAL) April 2023

Description	Coastal El Niño phenomenon
Type of crisis	Weather event
Impact	Customer services were affected.
Actions	The Crisis Committee was activated on 4 April 2023. The Coastal El Niño phenomenon is caused by the persistent presence of anomalously warming waters over several months. The 2023 phenomenon resulted in heavy rain, flooding and landslides, and mainly affected Tumbes, Piura, Chiclayo, Loreto, Lambayeque, Cajamarca, La Libertad, Ancash, Ica, Huancavelica and Lima. A number of Company sites were impacted, multiple fibre optics outages occurred and services to customers were affected. Plans similar to those for Cyclone Yaku were activated. Monitoring continued until September when the incident was deemed closed.

CHILE (LOCAL) August 2023

Description	Flooding
Type of crisis	Weather event
Impact	Employee travel, facilities and the network were affected.
Actions	The Crisis Committee was activated on 22 August 2023. Significant flooding in the central and southern areas of the country affected employees (due to travel issues), facilities and network infrastructure. The network infrastructure was mainly affected by power cuts, while facilities were impacted by water leakage issues. Two meetings were held, and mobile device deliveries had to be suspended as a result of the transport problems. Customers were kept informed regarding scheduled deliveries. However, the operations groups remained 100% active in order to deal with emergencies. The incident was closed the same month (August).

ECUADOR (LOCAL) October 2023

Description	Scheduled power cuts
Type of crisis	Operational continuity
Impact	Customer services were affected.
Actions	The Crisis Committee was activated on 28 October 2023. As a result of a prolonged period of drought and low water levels, the national government decided to introduce rolling 3–4-hour blackouts throughout the country, by sector, province and city, every day from 06:00 until 18:00, until December or until there was no longer a need for them. Despite use of the UPS and electricity generators, several base stations were affected.

2.18.3.7. Progress in 2023

We made progress in our implementation of security measures for cloud environment governance.

We continued to integrate new capabilities into the proprietary cyber-defence solutions we have developed to enable us to anticipate, detect and respond more swiftly to cybersecurity threats

Our work of fostering training and awareness-raising among our employees continued, with the number of employees who received training increasing by 38.7%.

We continued to promote Local Business Continuity Offices in recently created Group companies and participation of the Global Business Continuity Office in cross-cutting projects at a corporate level.

We satisfactorily activated the management process and the available resources to deal with global and local crises, which permitted us to maintain the service levels agreed with customers at all times and adapt the network capacity to changes in demand.

In 2023 there was continued improvement in, support for and broadening of the supply chain security initiative. We consolidated and evolved the **3PS**+ tool, which makes it possible to digitalise the entire security risk management process in our purchasing.

2.18.4. Cross-cutting privacy and security issues

2.18.4.1. Internal control

In order to address and comply with the legal provisions related to local **data protection and privacy** laws and regulations in the different countries, the 2023 Annual Plan allocated a total of 420 specific Internal Audit days to verifying certain aspects and identifying best practices in terms of data protection. In 2023 the work focused on reviewing the successful design and execution of controls over personal data processing in a sample of specific products and services, covering the control framework from the perspective of both the data controller and the data processor.

In addition, we continued with the review of certain aspects of the internal control structures at our European operators. The review took in data processing and the design and operation of the data deletion procedures in the systems that support data processing, in accordance with the specific scope under consideration.

In the rest of the countries affected by local data protection laws, the major aspects reviewed were the following: the application of security measures in the systems that process personal data; the control structures in place to ensure the quality of the personal data (pursuant to the definition of quality in current data protection legislation); the control activities covering management of user consent to the processing of their personal data; the legitimate basis for the data processing; handling the data subjects exercise of their rights; and management of international transfers.

In the Annual Plan, emphasis was placed on the **auditing of cybersecurity and security in networks and systems,** with a total of 5,657 days devoted to this work, which included reviewing the relevant aspects relating to new technologies, such as the control environment defined in public and private cloud deployments, as well as reviewing interactions with the on-premises infrastructure deployed, through audits to assess the internal network control environment.

Other noteworthy activities included are the cross audit review regarding the preparation of indicators for basic security processes used to calculate the digital security index (ISD) and the cross audit performed for reviewing the security setting status in network and data base elements using AOL Edge (an online auditing tool).

2.18.4.2. Training and awareness-raising

We ran privacy and security awareness-raising and training campaigns for employees and relevant third parties (subcontractors, service providers and similar).

 For further information, see 2.19. Responsible supply chain management

With regard to employee training in 2023, 94,642 employees completed their training on privacy, data protection, security and cybersecurity, which represents an increase of 87% compared to the previous year. These courses amounted to a total of 75,821 training hours provided. Key topics addressed across the many different training initiatives included the basic principles of data protection and security, how to act in the event of a data breach, roles in processing, data subject rights and the importance of data processing agreements (DPAs).

In addition, we reinforced communication and awareness-raising programs in this area through different channels and techniques to ensure that the messages reached all Company levels and locations:

• Phishing campaigns aimed at all Group employees, to raise awareness and educate them about cybersecurity risks.

• Annual surveys to measure knowledge levels concerning security and privacy.

• Knowledge pills on security, targeting the entire workforce and containing short messages to raise awareness about specific aspects.

• Gamification techniques, which include elements and dynamics that are typical of games and leisure activities, in order to foster motivation and reinforce behaviour in terms of information security and Company asset protection practices.

At Telefónica we are aware that information and communication technologies have caused a complete

revolution and are now a basic tool for children's growth and development. That is why we are committed to fostering the responsible use of technology. In order to fulfil this commitment, we develop numerous initiatives that promote a safer and healthier digital environment; in addition, we make the necessary resources available to our customers and society in general so that they can take advantage of the full potential offered by technology and best manage their digital identity.

 For further information, see 2.12. Digital inclusion

2.18.4.3. Stakeholder relations

Telefónica actively participates in various international organisations and forums, most of which are multi-stakeholder bodies.

Internet Governance Forum in Spain

In 2023 we helped organised the Spanish edition of the Internet Governance Forum (IGF). This year, under the theme "Connecting rights, forging futures", we actively contributed to the debates on such different issues as fair contribution and the financing of telecommunications infrastructure by different players and network neutrality.

Council of Europe

We have been a member of the partnership between digital companies, operators, industry organisations and the Council of Europe since its inception in 2017 so as to cooperate on the development of recommendations and proposals related to technology and human rights in democracy and the rule of law. Since 2022, Telefónica has been participating in the Committee on Artificial Intelligence (CAI) and its work to prepare a Convention on Artificial Intelligence, which is to become the first international treaty on AI within the framework of human rights, democracy and the rule of law.

Cybersecurity Tech Accord

Telefónica is a founding member of this private sector initiative. It is a joint effort of more than 160 companies from around the world whose main objective is to protect Internet users against the growing evolution of cyber threats. The Tech Accord is unique in its aim to accelerate the implementation and improvement of cybersecurity globally, through the participation of businesses, governments and individuals. In 2023 Telefónica continued to participate actively, in collaboration with companies and governments, with the goal of enhancing security in an increasingly connected environment. Noteworthy aspects of Telefónica's contribution included its promotion of projects aimed at improving cybersecurity in the supply chain and relating to cooperation on transparency about weaknesses.

Organization for Economic Co-operation and Development (OECD)

We are a member of Business at OECD (BAIC), Vice-Chair of its Committee on Digital Economy Policy and Vice-Chair of its Governance and Regulatory Policy Committee. Telefónica is an active participant, making substantial contributions to debates and reports on digital rights, data and privacy, cybersecurity and the updating of AI principles. We continued to participate in the OECD Working Party on AI Governance (AIGO) and the OECD Working Party on Data Governance and Privacy, as well as initiatives associated with the metaverse and privacy.

International Telecommunication Union (ITU)

In 2023 we took part in the meeting of Study Group 3, which deals with regulations and public policies and designs tariffs. We were involved in the working group devoted to the metaverse, which debated issues such as digital identity standards on a global scale, recommended architectures and other aspects relating to security and privacy.

International Chamber of Commerce (ICC)

Telefónica is Vice-Chair of the ICC Global Digital Economy Commission, in which capacity it aims to promote global development of the digital economy and growth, based on clear rules, and also to protect rights and promote best practices. The working groups focus on developing full connectivity, improving cybersecurity policies, creating opportunities through governance of the Internet, and security and protection in international data flows. Among other activities, in 2023 Telefónica participated in updating the cybersecurity briefs and initiated a proposal for improved protection of critical infrastructure and essential services. Through this organisation, contributions are being made to the United Nations treaty as well as to other bodies such as the Council of Europe, particularly as regards AI governance.

Global System for Mobile Communications (GSMA)

We participate in the GSMA and in its working groups that address privacy, fraud and security issues.

ENISA Ad-Hoc Working Groups

We participate in the working groups that the European Union Agency for Cybersecurity (ENISA) has created with different European operators and manufacturers, with the aim of defining security certification schemes with which all European Union countries are recommended to comply.

2.18.4.4. Main indicators

GRI 418-1

Summary of key privacy and security indicators

	2022	2023
Number of attendees on data protection and cybersecurity training courses [2]	67,880	94,642
Number of hours of data protection and cybersecurity training	81,460	75,821
Number of procedures opened due to data protection issues	49	83
Number of fines for data protection issues	18	18
Sum of fines (euros) due to data protection issues	318,059	300,366
Number of confirmed fines due to data protection issues as a result of a security breach or incident (physical or cybersecurity) affecting the personal data of customers, employees or others.	0	0
Number of queries/complaints about data protection/privacy issues submitted through the Responsible Business Channel	32	10
Number of queries/complaints about freedom of expression issues submitted through the Responsible Business Channel	0	2
Number of days devoted to data protection and cybersecurity by Internal Audit	5,836	6,077
Cyber security incidents categorised as high severity (Num.)	2	0
Cyber security incidents categorised as high severity with impact on customers' personal data (Num.)	2	0
Number of customers affected by data breaches	23,958,088	0
Percentage of customers whose information is used for secondary purposes [3]	69%	72%

Milestones

❶ Leading telco in the latest edition of the Ranking Digital Rights index and the Digital Inclusion Benchmark.

❷ We consolidated and evolved the 3PS+ tool, which makes it possible to digitalise the entire security risk management process in our purchasing, with the goal of reaching at least 95% by 2025.

❸ We enhanced our privacy and security training and awareness-raising programs for our employees and relevant third parties.

---

[2] An employee may have taken more than one privacy and/or security course.

[3] This percentage has been calculated based on the total number of Telefónica customers likely to receive commercial communications. This indicator has been calculated in line with the TC-TL220a.2 standard of the Sustainability Accounting Standards Board (SASB) and reflects the proportion of customers who, in accordance with legislation, do not object to the use of their information for uses such as commercial communication of the Company's products and services. In particular, this indicator does not presuppose the use of customer information by third parties. Telefónica only processes personal data for secondary purposes in those cases permitted by current legislation or with the consent of customers. Telefónica also provides information on the processing of its customers' data in the Privacy Policy of each of its operations. In any case, the reported figure (72%) demonstrates that the tools we make available to our customers are useful to them and that customers are exercising their rights effectively.

2.19. Responsible supply chain management

Key points

100%
of suppliers are required to operate with stringent sustainability standards similar to our own.

Proactive
engagement with key suppliers on specific issues, such as decent working conditions and reducing emissions in the supply chain.

SBTi
In 2023 we requested our key suppliers to align and validate science-based decarbonisation targets by SBTi.

2.19.1. Vision

A very important part of the social and environmental impact of companies is directly related to their supply chain. This situation is even more significant for large companies working across different sectors. At Telefónica, we are aware of this and we assume ~~accept~~ our responsibility, making sustainability a key part of how we do business. In this way, collaborating with suppliers is of strategic value, as it facilitates alignment with our commitments to customers and to the rest of society.

Telefónica has set **ambitious sustainability targets** in relation to reducing CO_2 emissions, promoting decent working conditions and designing sustainable digital solutions. In order to meet them, **we cooperate closely with our suppliers** on these issues. That is why we see them as **partners** on our common journey towards a **more sustainable economy.**

In order to build trusting relationships with our suppliers, we have developed robust policies and processes with a triple purpose:

• Firstly, **to manage the potential impacts** of Telefónica on society and the environment, through its commercial relationships.

• Secondly, **to jointly identify potential sustainability risks** common to our supply chain in order to address them effectively.

• Thirdly, **to collaborate proactively on key issues** (e.g. CO_2 emissions), **harnessing the opportunities,** in order to turn the ICT supply chain into a driver for sustainability.

This triple approach ensures that we are delivering to our customers the supply of **products and services** which not only have a **positive impact** on society and the planet, but which have also been **developed in a responsible manner.**

2.19.2. Governance
GRI 2-12

The sustainable management of our supply chain is part of the **Responsible Business Plan**, which is led by the Board of Directors. The **Sustainability and Regulation Committee of the Board of Directors** supervises its implementation and monitors its goals.

The governance of this subject is complemented by:

• Monitoring and coordination of the Responsible Business Plan by the **Global Sustainability (ESG) Office** .

• The **management of our Due Diligence process in the supply chain**, by the managing areas such as Global Sustainability (ESG) Office , Procurement, Human Resources, Compliance and General Counsel, among others.

2.19.3. Policies

Our key policies and standards related to responsible supply chain management are:

- Supply Chain Sustainability Policy, which includes the **code of conduct for all our suppliers**. In it, we outline the minimum standards for sustainable business that any company aiming to be a supplier of the Telefónica Group must adhere to. Their compliance has a positive impact on the different workers in our supply chain.

  This policy was drawn up in accordance with international standards such as the United Nations (UN) Guiding Principles on Business and Human Rights and the Universal Declaration of Human Rights, the conventions of the International Labour Organization (ILO), the UN Convention on the Rights of the Child, the guidelines of the Organisation for Economic Co-operation and Development (OECD) and the criteria of the International Organization for Standardization (ISO).

- General conditions for the supply of goods and services, which apply to all supplies from our suppliers.

- Low Carbon Procurement Instruction: This is an internal regulation which promotes the application of **energy efficiency principles** on the main **purchases of products that require energy consumption (electricity and fuel).** With this, we incorporate criteria to internalise the cost of energy and carbon through the Total Cost of Ownership (TCO) in our procurement processes favouring suppliers that offer equipment with a lower impact throughout its useful life.

The rest of the Company's policies reflect **our supply chain commitment** with regards to our relationships with commercial partners:

- Human Rights Policy.

- Global Privacy Policy.

- Global Security Policy.

- Occupational Health, Safety and Well-being Regulation.

- Global Environmental Policy.

2.19.4. Impacts, risks and opportunities

Our actions and those of our suppliers (who are located in over 60 different countries) may give rise to **adverse impacts** on society and the environment. The most important of these relate to the labour conditions of those working in the supply chain and our suppliers' carbon emissions.

Having said this, companies can transform these potentially adverse impacts into **positive impacts** through a responsible management of the supply chain. For example, through the implementation of social criteria that seek to improve the quality of life of workers in the supply chain. Another example would be the reduction of our Scope 3 emissions by engaging with suppliers through programmes that support them in reducing their carbon footprint, or by including climate-change requirements as part of the procurement process.

Similarly, such responsible supply chain management also helps us to anticipate the **main sustainability risks** for the Company. Such risks include the possibility of business interruptions due to a failure to address ESG issues in the supply chain and/or the loss of our reputation owing to supplier-related controversies.

 For further information, see 1.4. Materiality

We **work closely** with our suppliers, maintaining **ethical and fair business relationships** with them. As a result, we are able to create **efficiencies**, which are reflected, for example, in the reduction of costs in materials, energy and transport. We are also able to increase **labour productivity** by ensuring decent working conditions in our supply chain. Lastly, we are able to **innovate collectively** in the face of ever-changing markets to meet the growing demand for sustainable solutions in the transition to a more sustainable economy.

2.19.5. Action plan and commitments
GRI 2-6

Telefónica's purchasing strategy is mainly based on:

- **Global management** by Telefónica Global Services, an organisation made up of a team of buyers specialised by product/service category. This team leads the negotiations of products and services that require more technical knowledge and are more critical for the business, with in-depth knowledge of the market and a focus on capturing synergies.

  Coordination with the operators is managed through the local procurement teams in each country, making it possible to anticipate demand and supervise the execution of contracts and supplier performance in the various areas (including social and environmental requirements).

- **Internal efficiency** through the optimisation of procurement processes and systems, by initiatives to simplify process and develop support systems.

- The **commitment to sustainability** present throughout the entire process and relationship with our suppliers and developed through our sustainable management model. This is in line with the objective to generate positive impact favouring economic and social development based on digitalisation.

As part of our management model, we pay special attention to issues associated with the supply chain that have a **high social and environmental impact** and are **significant** for **both the sector** and the **Company's strategy**. In particular:

Our commitments according to the main impacts on sustainability aspects in our supply chain

Aspect	Our commitments	Stakeholder affected	Further information on how we manage this:
Abolition of child/forced labour	To contribute to the abolition of child/forced labour through specific projects focused on the protection of children's human rights (e.g. on-site audits of high-risk suppliers).	• Employees of our suppliers • Society	**2.14.**Human rights **2.19.5.1.**Risk management **2.19.6.1.**Risk management in 2023 **2.19.6.2.**Engagement in 2023
Working conditions	To promote decent working conditions among our suppliers, especially for those labour-intensive service suppliers (contractors and subcontractors).	• Employees of our suppliers	**2.19.5.1.**Risk management **2.19.6.1.**Risk management in 2023 **2.19.6.2.**Engagement in 2023
Occupational health and safety	To promote best practices in health and safety among our suppliers, with the common aim of achieving zero accidents.	• Employees of our suppliers	**2.19.6.1.**Risk management in 2023 **2.19.6.2.**Engagement in 2023
Conflict minerals	To strengthen control over the use of 3TG minerals (tin, tantalum, tungsten and gold) throughout our value chain.	• Employees in our supply chain	**2.19.6.2.**Engagement in 2023
Waste management	To work hand in hand with our suppliers to digitalise our waste management in order to improve traceability and seize the opportunities presented by the circular economy.	• Society	**2.3.**Circular economy
CO_2 emissions - Scope 3	To improve emissions management in our supply chain and increase engagement with our suppliers both globally and locally.	• Society	**2.2.**Energy and climate change **2.19.6.2.**Engagement in 2023
Data privacy and security	To work with our suppliers, with a particular focus on those who have access to customer data, to ensure compliance with applicable regulations and security requirements.	• Customers	**2.18.**Privacy and security

In doing so, we continue to rely on a company-wide **common procurement model**. This model is **aligned** with our **Responsible Business Principles** and is based on transparency, equal opportunities and non-discrimination, objective decision making and a sustainable management of our supply chain.

Our suppliers can access all the information on our Supplier Portal.

In line with international standards such as ISO 20400 and the OECD Due Diligence Guidelines for Responsible Business Conduct, we base our sustainable management model on risk mitigation and trusting relationships with our suppliers.

Our approach

Sustainable supply chain management



STEP 1
All suppliers must accept our minimum standards.

STEP 2
Identification of potential high-risk suppliers.

STEP 3
Evaluation of the performance of our potential high-risk suppliers

STEP 4
Audits (administrative or on-site) of high-risk suppliers.

ENGAGEMENT

Every stage of our sustainable management model is complemented by training and engagement with our suppliers. This enables us to raise awareness and develop capabilities to improve the sustainability of the supply chain.

Our approach is based on two pillars:

• Risk management

• Engagement with suppliers

We protect children's rights in the supply chain. Zero tolerance of child labour is a mandatory requirement for our suppliers.

2.19.5.1. Risk management
GRI 308-2, 407-1, 408-1, 409-1, 414-2

Step 1. Minimum standards required

We require 100% of our suppliers to conduct their business activities in line with ethical standards similar to ours, to ensure respect for core human rights and labour rights, as well as the protection of the environment.

Therefore, **all Telefónica suppliers must accept** the following upon registering and/or renewing in our Procurement platform:

• Supply Chain Sustainability Policy, where we set out the minimum standards for sustainable business that our suppliers must comply with (thus directly affecting their employees).

• Anti-corruption Policy (Certificate).

Prior acceptance of these minimum conditions means that awarded suppliers are assessed in relation to the social and environmental issues set out in our norms.

Summary of our minimum responsible business criteria

• Zero corruption and conflicts of interest.
• Respect for human rights.
• Zero child labour.
• Fair treatment of employees.
• Freedom of association.
• Zero tolerance of forced labour.
• Diversity, gender equality and non-discrimination.
• Zero tolerance for violence and harassment at work.
• Health and safety.
• Minimum environmental impact.
• Waste management.
• Reduction of single-use plastics.
• Management and reduction of hazardous substances.
• Fewer emissions.
• Eco-efficiency.
• Responsible sourcing of minerals.
• Privacy, confidentiality of information, freedom of expression and artificial intelligence.
• Management of the supply chain.

Step 2. Identification of potential high-risk suppliers

We focus on our main suppliers according to their level of risk potential and impact on our business, given the volume of purchases awarded.

To do so, we carry out the following process to analyse the overall potential sustainability risk of our individual suppliers, in accordance with our **risk analysis** methodology:

First criterion: an initial assessment of the potential risk level assigned to the products/services supplied to us and based on the following specific sustainability aspects in our supply chain. As set out in our **Minimum Standards for Responsible Business,** these are: working conditions, health and safety, environmental, human rights (child/forced labour), conflict minerals, privacy and data protection, and customer responsibility.

To this end, we take into account how the **risk level** of each aspect can vary, according to the sector of origin of each type of product or service supplied.

Second criterion: an analysis of the potential risk is then carried out taking into account **the country of origin of the service or product** (and its components or raw materials). In this analysis, we have also incorporated the impact of potential risks which arose with the pandemic or those associated with armed conflicts by country of origin.

Third criterion: lastly, we assess the potential **reputational impact on Telefónica** should the risks analysed materialise.

This three-step analysis allows us to identify potentially high-risk suppliers in our supplier base from a sustainability perspective.

Step 3. Performance assessment of our potential high-risk suppliers

We monitor the possible risks associated with our potential high-risk suppliers identified in the initial analysis. The procurement teams in the various countries can view the results directly on the purchasing platform:

External assessment platform (IntegrityNext)
Conducts an external 360° **evaluation** of our main potential high-risk suppliers based on 15 **sustainability criteria** that cover ethical, social, environmental and supply chain management aspects.

These assessments allow us to identify any aspects that could be better managed by our suppliers and proactively work to avoid or minimise potential adverse impacts on human rights or the environment.

Performance-based actions

Sustainability Performance	Action
ADVANCED	• Collaborate with the supplier to identify possible improvements or sharing of best practices.
PARTIAL	• Request a commitment from the supplier to implement an improvement plan in the coming year, with the aim of improving its level of performance.
INSUFFICIENT	• Preventive blocking of the supplier in the procurement system. • Report and agree on an improvement plan with the supplier.

Dow Jones Risk & Compliance Service
We cross-check our supplier database with Factiva, a database developed by Dow Jones Risk & Compliance. This comparison takes place on a regular basis from the time the supplier is registered. With this tool, we can **identify possible risks related to ethical behaviour and corruption**, thereby reinforcing processes already in place for compliance with our Anti-Corruption Policy.

We identify the potential ethical and corruption risks of 100% of our suppliers when they register on our procurement platform.

If a supplier does not reach the **required level in the external assessment platform** or is unable to provide the information requested, we require their **commitment to implementing improvement plans** to ensure compliance with our standards. If **the cross-checking with Dow Jones Risk & Compliance** results in **adverse information** about the supplier, an **analysis of this information is conducted** to assess this adverse information and **its significance** in relation to the specific contract.

In extreme cases, when this is not feasible, all further business with the supplier is **suspended** until they prove they have rectified the situation and/or corresponding actions have been taken to mitigate the identified risks, as stated in the terms and conditions signed by both parties.

Step 4. Audits of key suppliers

The performance assessments are complemented by our **annual audit plan** to verify **compliance with the critical aspects identified** according to (i) type of supplier, (ii) service and product provided, and (iii) the risks of each region or country. These audits are mainly performed through the internal Allies Programme (for service suppliers) and the sectoral Joint Alliance for CSR (JAC)[1] initiative (for product manufacturers). Both types are performed by accredited auditing entities, applying the established protocol when required.

The audits include improvement plans agreed with 100% of the suppliers who do not comply with any of the aspects that may have a negative social or environmental impact. Suppliers make explicit commitments through the agreed improvement plans to remedy any adverse impacts that they have caused or contributed to.

We have annual local and corporate budgets to retain external auditors for the performance of the audits and subsequent monitoring of improvement plans, as well as the support of the local teams affected, depending on the aspects that are audited.

2.19.5.2. Engagement with suppliers

We strive to understand the importance of **material issues** for our suppliers, as well as their perception of Telefónica's performance in this regard.

 For further information, see 1.4. Materiality

Telefónica is firmly committed to **an open and collaborative relationship** with its suppliers. Our commitment to them is based on establishing relations that enable us to have a joint positive impact on our surroundings through close collaboration and the sharing of best practices, fostered through different initiatives and meetings with our suppliers.

One example is the management of third-party and collaborating companies through the Allies Programme.

The way we engage with these companies has allowed us to foster a culture of sustainability, raising awareness among suppliers about compliance with our standards, while jointly establishing mechanisms for early detection and prevention of possible risks in our contractors and subcontractors (most of them in direct contact with our customers). To this end, we rely on a continual process of administrative and on-site audits of our Allies, with the aim of ensuring that minimum working and workplace health and safety conditions for their workers are provided - important in this type of labour-intensive services.

Another example is our participation in the Joint Alliance for CSR (JAC) industry initiative, together with 27 other telecommunications operators. Through this initiative, we join forces to verify, assess and develop the implementation of sustainability standards in factories of mutual suppliers, mainly in at-risk regions such as Asia, Latin America and Eastern Europe. To this end, we carry out on-site audits of both direct suppliers and tier 2 and 3, etc. In this context, improvement plans are implemented to rectify the non-conformities identified. Additionally, specific working groups are set up in JAC (climate change, human rights and circular economy), in which we go beyond the audits to implement best practices in our supply chains.

Targets

- 100% of potential high-risk suppliers assessed on sustainability matters via an external platform by the end of 2026.

- Promote audits of Tier 2, 3, etc. suppliers in the ICT supply chain through cooperation with direct suppliers as part of the JAC sector initiative.

- Promote the participation of SMEs in specific procurement processes in order to strengthen our positive impact on local economies.

- Improve due diligence processes carried out by our suppliers, through proactive engagement, to ensure traceability of minerals and mitigate risks of human rights violations linked to the components or products they sell to us.

- Reduce CO_2 emissions in our value chain (Scope 3) by 56% by 2030 compared to 2016, and achieve net zero emissions by 2040.

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[1] Joint Audit Cooperation has been transformed into a legal entity under the legal form of an international non-profit association under the new name "Joint Alliance for CSR" (JAC).

Impact of our business on society

Volume of purchases awarded %/Total



€23,370 M[1]   awarded to 8,462 suppliers

83%   of purchases awarded to local suppliers

27% **MOBILITY**

22% **NETWORK**

18% **SERVICES AND WORKS**

20% **B2B /B2C**

9% **IT**

4% **ADVERTISING AND MARKETING**

(1) Agreements negotiated in Procurement with impact in 2023.

2.19.6. Progress in 2023

As explained above, our approach is based on two complementary pillars, namely risk management and supplier engagement.

2.19.6.1. Risk management in 2023
GRI 3-3, 308-1, 308-2, 403-7, 407-1, 408-1, 409-1, 414-1, 414-2

In 2023**, we required 100% of our suppliers to accept the minimum standards** set out in our Supply Chain Sustainability Policy **(step 1)**.

Based on our **global risk analysis** of awarded suppliers contracts in 2023, we identified **687 suppliers** that provide us with products or services classified as **potentially high risk** from a **sustainability perspective**. In 2023 we maintained our analysis methodology in order to focus on those suppliers with a significant impact on the business as well as on the Company's strategy **(step 2).**

Of the suppliers identified, **72%** have been externally **assessed against sustainability criteria** through the external IntegrityNext platform (including those that are currently in progress, pending analysis of the information provided). The IntegrityNext platform allows us **to select the criteria to be included in each assessmen**t according to the potential risk level they may pose to Telefónica as identified in our overall risk analysis **(step 3).**

According to the information available in the procurement system at the end of this reporting period, **5 suppliers** were **blocked** in our database **due to integrity/ sanctions or sustainability risks or non-compliance**. These represent 100% of the suppliers with identified risks – relating to either integrity/sanctions or sustainability issues (social or environmental reasons) – which had not yet remedied the situation or shown a commitment to implementing improvement plans to ensure compliance with our standards.

In addition, we complement our supplier risk management process with audits that allow us to verify suppliers' level of compliance with the various sustainability requirements we ask of them, including respect for human rights.

In 2023 we conducted **18,324 administrative** or **on-site audits**. According to the results obtained in these audits, at the end of the year we had **853 suppliers with improvement plans in place** (representing 10% of all awarded suppliers in 2023), **(step 4).**

See breakdown of audits by topic in the table below.

Details of the Annual Audit Plan

Type of supplier	Region/ Country	Ongoing audits and improvement plans	Audited risk topics: Ethics	Labour	Health and safety	Supply chain management	Human rights Child/ forced labour	Conflict minerals	Environment	Security, privacy and data protection
ALLIES PROGRAM Labour-intensive collaborator companies.	Spain and seven countries in Latin America [2]	LOCAL • 9,116 administrative audits. • 8,263 on-site audits. • 239 suppliers with improvement plans.		√	√		√			
	Germany, Spain and eight countries in Latin America [3]	CORPORATE • 85 on-site audits. • 81 suppliers with improvement plans.	√	√	√	√	√		√	√
JAC INITIATIVE Manufacturing centres in the ICT sector.	64% in China and the rest in 13 countries [4]	• 91 on-site audits: 67% on Tier 2 or 3 suppliers. • 44suppliers with improvement plans.	√	√	√	√	√	√	√	
OTHER LOCAL AUDITS Due to risks associated with the product or service.	Brazil and Venezuela	• 180 administrative audits. • 166 suppliers with improvement plans.							√	
	Brazil, Ecuador, Mexico and Peru	• 9 on-site audits. • 9 suppliers with improvement plans.								
	Brazil, Chile and Germany	• 392 on-site audits • 165 suppliers with improvement plans.			√					
	Brazil, Colombia and Germany	• 172 on-site audits. • 142 suppliers with improvement plans.								√
	Germany	• 1 on-site audits. • 1 suppliers with improvement plans.	√	√	√	√	√		√	
	Chile	• 15 on-site audits. • 6 suppliers with improvement plans.		√						

	Social	Environmental	
Total audits per topic[5]	**17,963**	**366**	
Suppliers with improvement plans	**536**	**301**	

[2] Argentina, Brazil, Chile, Colombia, Mexico, Peru and Venezuela.

[3] Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela.

[4] Spain, France, India, Japan, Malaysia, Mexico, UK, Czech Republic, Romania, Sweden, Thailand, Taiwan and Vietnam.

[5] Total audit per topic do not tally with the total audits realised as come audits focus on other aspects (e.g. privacy) as opposed to social and environmental matters.

Details of JAC audits (product manufacturers)

In total, 890 corrective action plans were proposed as a result of the 137 audits conducted under the JAC sector initiative in 2023, of which 91 corresponded to Telefónica's suppliers.

The following table provides additional information on the four audited topics that raised the most corrective action plans in this audit campaign.

Topic	Non-compliance	Corrective action	Status at the end of 2023
Health and Safety	Fire drills are not conducted on a regular basis for all factory employees, especially those on the night shift.	Adjustment of drill plans and schedules to ensure regular drills (e.g. extending the scope of the Drill Plan to all employees).	Closed
	Emergency lighting and emergency exit signs have not been properly installed.	Proper installation of emergency exit signs and fire exits and implementation of regular inspections of emergency signs and equipment (e.g. annual inspections of facilities, signs and equipment such as fire extinguishers).	Closed
Work schedule	The working-hour management and control system is not effective.	Establishment of systems to record, manage and monitor working hours, including overtime, with reliable and detailed records of workers' working hours.	Closed
	Workers' overtime hours exceed local legal requirements and their weekly working hours exceed 60 hours.	Development of a reasonable production plan, increasing productivity using positive measures (such as bonuses), reducing overtime to no more than three hours per day and training employees on the health and safety hazards posed by excessive overtime.	Closed
Environment	No identification of opportunities/measures to reduce greenhouse gas emissions; no setting of corresponding reduction targets.	Calculation of greenhouse gas emissions and implementation of measures to reduce them. For example, hiring a third party to define emissions reduction measures and targets.	Closed
	The factory does not have chemical labels for the hydrochloric acid containers in the chemical store or, if available, they are not written in the local language.	Affixing labels in the appropriate language on chemical containers.	Closed
Wages and compensation	Wage deductions are effected in exchange for receiving work clothes.	There are now no wage deductions for clothing, and personal protective equipment is offered free of charge to employees.	Closed
	Insufficient social security provided to workers.	Social security is now provided to all workers.	Closed

Details of corporate audits within the Allies Programme (labour-intensive services)

We closely monitor service providers' (including contractors') compliance with our standards. In 2023 the audit process covered each of our main markets – Brazil, Spain and Germany – and seven countries in Latin America (Argentina, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela).

In 2023 we audited 85 labour-intensive suppliers. As in previous years, a high level of compliance was achieved: over 86% in the five topics audited (Responsible Business Principles, human resources, health and safety, environment, and security and data protection).

Looking at the average number of risks identified per topic in each of the countries, we found that **health and safety** was the topic with the highest number of risks, with these being concentrated around industrial hygiene and safety, emergency control, verification and planning.

For **human resources**, the most common risks were detected primarily in relation to the recruitment process and personnel administration, training, workplace climate assessment and meeting the percentage target for staff with disabilities. For **environmental** processes, the most common risks concerned the environmental management system, waste management and noise. As for **security and data protection,** the most common risks related to failures to identify the personal data processing carried out by the supplier and specific training for their employees in this area.

Of the potential social or environmental[6] impacts of the risks identified, the most significant were as follows:

- The most significant **social impacts** were mainly related to industrial hygiene and safety, emergency control, planning, and the recruitment process and personnel administration (mainly due to the absence of certain clauses in contracts or lack of an equal pay policy).

- The **environmental impacts** were related to environmental management (due to the lack of a policy approved by the company's senior management) and the lack of preventive measures or monitoring of the level of environmental noise caused by supplier activities.

In this context, and although the results obtained generally reflect a good performance of our partners, improvement plans have been agreed with each of the audited suppliers to address the negative impacts identified.

Breakdown of significant non-conformities

TOTAL 310



- ■ Health and Safety at Work
- ■ Human Resources
- ■ Data Security and Protection
- ■ Environment
- ■ Business Principles

Tier 2, 3 supplier management

Our supply chain management goes beyond our direct suppliers.

As part of the **JAC initiative,** we place particular emphasis on carrying out **audits** of manufacturers that supply components and/or equipment to our suppliers. In 2023, **67% of the audits** we conducted were of **Tier 2 or 3 suppliers.**

2.19.6.2. Engagement in 2023

For another year running, we continued promoting new capabilities among our suppliers, in order to improve their performance on key sustainability-related issues.

Supply chain emissions

In 2023, we implemented various supply chain decarbonisation engagement initiatives based on each supplier's contribution to our Scope 3 emissions:

- In collaboration with other telcos, we invited our most strategic suppliers to participate in the **Carbon Reduction Programme**, a project that promotes the decarbonisation of suppliers at product level, considering those products most sold to telcos.

- Suppliers accounting for around 90% of our supply chain emissions were invited by Telefónica to provide climate data through **CDP Supply Chain**, information used in the **Supplier Engagement Programme** initiative, to categorise suppliers by their level of climate maturity and provide training sessions to help them make improvements in this regard.

---

[6] Critical non-conformities identified during audits in each area are considered significant impacts, either social or environmental.

Additionally, top suppliers were requested to align and validate their emissions reduction targets with **the Science Based Target initiative (SBTi).**

· All suppliers accepted Telefónica's **Supply Chain Sustainability Policy**, which includes emissions reduction requirements.

Other SME-specific engagement measures, such as the **SME Climate Hub** and **1.5C Supply Chain Leaders**, and sectoral level actions, such as our leadership of the climate change working group of the **JAC Initiative**, have also been fundamental to our supplier collaboration strategy.

 For further information, see 2.2. Energy and climate change

Telefónica has implemented a new climate requirement within its procurement process, requesting its key suppliers to provide science-based decarbonisation targets and validate them with SBTi.

Labour conditions

Under the JAC initiative, we collected **direct feedback** from **10,342 employees** at 13 supplier factories through an **anonymous survey** conducted on their own mobile phones. This enabled us to analyse working conditions in more detail, especially those concerning the number of hours worked, rest periods, harassment, discrimination, treatment, relationship with their direct manager, overtime, the handling of chemical materials, etc.

In the new **Living Wage Working Group** of the **JAC initiative**, we are working to ensure a living wage in the ICT supply chain. Through the JAC protocol, which we apply to all audits conducted under the scheme, we ensure that suppliers pay their employees a **fair and reasonable wage** that is high enough to maintain a **decent standard of living.**

Human rights

In 2023, within the JAC initiative, we participated in the creation of a **new working group on Due Diligence** with the aim to ensure compliance with a set of minimum social and environmental standards throughout the ICT sector supply chain. This working group analysed the different national and international legal requirements (such as the proposed Directive on Corporate Due Diligence in Sustainability) and works on the identification and implementation of sectorial solutions to ensure compliance.

 For further information, see chapter 2.14. Human rights

Responsible sourcing of minerals

Although we do not have direct business relationships with smelters or refiners, we work actively to tighten controls across our value chain on the use of minerals treated in these plants.

1. Policy and clauses

Our Minerals Policy is set out in our Supply Chain Sustainability Policy and is based on the OECD Due Diligence Guidance regarding minerals. All our suppliers have to accept this Policy and therefore commit to responsible sourcing of minerals.

In addition, any supplier that submits an offer to us must meet **minimum sustainability** requirements in the supply chain. These are **set out in the Telefónica Group's General Conditions for the Supply of Goods and Services**. They include a contractual minerals clause whereby we require our suppliers to carry out effective due diligence processes to ensure traceability of 3TG minerals and mitigation of associated risks (such as human rights violations).

2. Identification and management of potentially high-risk suppliers

1. We identify suppliers with a potential high risk regarding minerals on the basis of our risk analysis methodology.

2. We assess performance based on the Conflict Minerals Reporting Templates (CMRTs) that we request from these suppliers.

3. We engage with those suppliers whose due diligence needs to be improved.

4. We verify compliance of some key suppliers through on-site audits under the JAC sector initiative.

3. Commitment initiatives

We support and participate in major international and sector initiatives to reduce this type of risk, such as:

a. The **Responsible Minerals Initiative** (RMI): our activities regarding smelters and refiners are supported by industry initiatives such as the RMI, in which audits are performed, best practices are shared and stakeholder dialogue is promoted.

b. The **Public-Private Alliance for Responsible Minerals Trade** (PPA): we participate in the PPA, a multi-sector, multi-stakeholder initiative that improves conflict-free mineral supply chains.

4. Complaints

We have a Whistleblowing and Queries Channel through which our stakeholders can submit enquiries and complaints about the sourcing of minerals.

5. Information

We report on the due diligence of the supply chain through various channels (this Report, our website, dialogue with stakeholders, etc.).

Occupational Risk Prevention

In 2023, once again, we focused on fostering best practices regarding **safety, health and well-being** in our **supply chain**, placing particular **emphasis on contractors** who assist us in the deployment and maintenance of the network, which are where the main risks lie (work at height, electrical risk and confined spaces).

In 2023 we worked with our suppliers on a series of initiatives that took different forms depending on the situation in the different countries:

- Specific and direct **communication with our suppliers** via face-to-face sessions that addressed what needs to be done to prevent the risks inherent in each activity from causing accidents. For example, **in Colombia** we organised **two technical round tables** at which we shared best **practices** with our suppliers on how to manage tasks involving **exposure to electrical risk and effective road safety**. We showcased our new tool for reporting and monitoring accidents to the almost 100 people who participated in these round tables.

- Occupational health and safety **audits** specifically adapted to each country, in order to verify compliance with the established procedures and protocols to prevent risk and ensure employee safety at our facilities (see the table "Details of the Annual Audit Plan" for a breakdown by country of the audits carried out on occupational health and safety issues).

- **Follow-up** and monitoring of the corresponding indicators in order to analyse accident rate trends throughout the year.

Through dialogue with our suppliers, as well as verification and monitoring of compliance on their part, we can work to improve the level of safety and health of employees in our supply chain.

Monitoring model at Telefónica Spain

As an ISO 45001-certified company, we have a monitoring model in place to prevent and mitigate potential risks related to the operations of our contractors. The model contains the following work processes:

- **Control of preventive documentation**

Suppliers must prove, prior to the start of the activity, that they are aware of the risks and preventive measures detailed in the contracts signed. Their workers must have the necessary training and personal protective equipment to carry out the activity in question.

- **On-site audits**

In 2023 a total of 7,618 supervision processes (unannounced on-site OHS audits) were carried out. At year end, 34 audited suppliers had improvement plans in place to address the deficiencies identified.

- **Safety monitoring**

For those tasks that involve climbing heights or working in a confined space, we have initiated a new type of monitoring procedure to verify that the corresponding safety report has been completed. If the safety report has not been completed, the company is notified of this shortcoming and urged to take the necessary measures to remedy it. In 2023, 18,490 shortcomings were notified.

- **Ad hoc meetings**

  ◦ Ad hoc meetings are convened to coordinate Telefónica and third-party business activities (58 and 18 companies respectively).

  ◦ Ad hoc meetings are also held with the heads of our partner companies to inform them about new documents relating to specific prevention measures (all companies in the field of installation and maintenance are present at these meetings).

  ◦ Furthermore, single-issue meetings are held with those companies who obtained the worst prevention indicators.

- **OHS+ Initiative**

The OHS+ Initiative is an ongoing forum for dialogue, sharing practices, answering queries and offering proposals for improvement. Its aim is to identify levers that will lead to a reduction in the number, volume and severity of OHS incidents until there are zero incidents.

2023 results:

Our accident frequency rate (in the workplace in Telefónica Spain) fell to 1.24. Our target of 0.9 by 2024 still stands.

- **Updating of regulations and approval of specific prevention measures**

An example of the work done under this process is our approval of the plan to accelerate the replacement of poles in poor condition.

Diversity

We see diversity as a competitive advantage that creates business value and positively impacts our results. Therefore, in addition to promoting diversity internally within the Company, we encourage diversity among our suppliers, as stated in our Supply Chain Sustainability Policy.

In this regard, we promote "***Mujeres en Red"***, a collaborative project with our contractors that we run in **Colombia and Peru** to promote **employability and training for women** in technical positions in the telecommunications sector, championing **equal opportunities** in roles where women are underrepresented. By the end of 2023, more than 1,070 female technicians had been hired by our operational partners in both countries, and over 7,000 people (both technicians and administrative staff) had received training on topics such as "Unconscious Bias", "Female Empowerment" and "New Masculinities".

Mujeres en Red has established itself as a leading initiative in terms of **employability and equity.** As a result, it received the following **awards in 2023**: in Peru, the Par Ranking award (in the "Best Innovative Labour Practice" category), the Corresponsables International Award, the Scotiabank Equality Award and the Companies that Transform Peru prize; in Colombia, the Award for Good Practices in Sustainable Development towards SDG 5 of the Global Compact.

In addition, 2023 saw the **annual "Allies for Equity" event** held in both countries for the first time to recognise the work of the *Mujeres en Red* project, as well as that of the contractors and Telefónica employees involved in this initiative. As part of the ceremony, awards were presented in the following categories: *Mujeres en Red* Woman of the Year, Breaking Biases: Technical Ally for Diversity, Company Committed to Equity, and Leadership and Commitment.

 For further information, see 2.7. Diversity and inclusion

Training and communication

Under our procurement model, **ESG topics** are **incorporated into the regular training sessions given to our buyers** in various countries. Our buyers also receive **training on specific topics** such as low-carbon procurement. In addition, like the rest of the Company's employees, **a percentage of their annual variable remuneration is linked to sustainability indicators.**

In **Germany**, we started offering **employee and supplier training** as part of our approach to **human rights and sustainable supply chain management** in 2023. Among other topics, the course explains the **requirements contained in the German Act on Corporate Due Diligence Obligations in Supply Chains** and raises awareness about respecting human rights in our own business areas and supply chain. Furthermore, **100% of the Executive Committee of Telefónica Germany** received training on the German Regulation.

In **Brazil**, we implemented a communication plan for **contract managers** in 2023, in order to improve the internal culture around **third-party management** throughout the life cycle of a supplier's relationship with Telefónica. This plan focused on our processes, procedures and guidelines and was aimed at **mitigating potential risks in the procurement of outsourced services.**

In addition to the training given to our buyers and internal contract managers, we continued to provide **supplier training** and maintained our supplier **communication channels** for another year running.

In 2023, we delivered 14,816 in-person courses and 57,028 online courses involving over 548,769 participants from partner companies in Latin America.

Our supplier training was delivered in-person and online, addressing the specific needs in each country and the most critical issues according to the service the suppliers provided.

At a global level, in 2023 we launched a project to share our main **integrity regulations** and the consequences of non-compliance with suppliers that have been awarded contracts with us, in twice-yearly sessions.

 For further information, see 2.16. Ethics and compliance

One of our targets for 2023 was to strengthen our relationship with suppliers in the area of **privacy and data protection.** One of the key measures taken to achieve this at global level was to provide suppliers with training on the proper processing of personal data. Through specialised content, we shared practical guidelines to ensure respect for key privacy principles and Group Telefónica policies when processing data.

In **Ecuador**, privacy guidelines issued by the local DPO's office were shared with third parties such as authorised distributors. These guidelines convey the importance of acting in accordance with the provisions of Ecuador's Organic Law on the Protection of Personal Data.

 For further information, see 2.18. Privacy and security

Furthermore, under our **Supplier Engagement Program,** and as part of the **annual CDP Supply Chain campaign,** we trained our key suppliers on carbon footprint management and reporting.

In 2023, our participation in initiatives such as **SME Climate HUB** and 1.5°C Supply Chain Leaders continued, with the aim of helping SMEs to measure their emissions and take specific action to reduce them and achieve their climate targets. For instance, in 2023, we invited some of our small and medium-sized suppliers to a SME-oriented event entitled "Decarbonisation of SMEs. Boosting the SME Climate Hub in Spain".

In **Brazil,** we participated in an SME training program to strengthen sustainable value chains in the country. This program is part of the **AL-INVEST Verde initiative**, organised in partnership with the Spanish Chamber of Commerce. Training is provided by the team at Fundação Getúlio Vargas and financed by the European Commission.

The aim is to support Brazilian SMEs in the transition towards a circular and low-carbon economy, thereby facilitating the implementation of sustainable production models. We invited **17 of our suppliers** to participate, all of them important SMEs for Telefónica Brazil with the potential to incorporate better sustainability practices in their businesses.

We also promoted continuous communication as a key lever for boosting supplier engagement through a number of channels, such as our allies' newsletter, the Allies' Portal and the Suppliers' Portal. The Suppliers' Portal contains all of our global policies, as well as specific local requirements.

Our suppliers have a confidential channel for submitting queries and complaints related to compliance with our Minimum Standards for Responsible Business.

Supplier satisfaction survey

We continue to work hard to find out our suppliers' opinions and priorities. In 2023 we conducted a **survey** of our main suppliers to determine their **satisfaction levels** and identify what they view positively and what they think could be improved. Our questionnaire targeted approximately **6,800 suppliers and achieved a participation rate of 26%.**

Our scores have shown an upward trend over the last nine years, reaching an **average rating** of 8.33 in 2023 (on a scale of 0 to 10).

Last year, the **most highly rated** aspects were those related to Telefónica's reputation and suppliers' attitudes towards the Company, specifically, Telefónica's leadership and reputation in the telecommunications sector, the honesty and transparency of our buyers in ensuring equal opportunities for suppliers, and willingness to work with other companies in the Group. Although none of the aspects scored less than seven, the **lowest rated** were related to invoicing and the simplification of suppliers' relationships with Telefónica.

The survey also asked our suppliers to give us their views on how they could be impacted by the measures taken by Telefónica in relation to each of the main material issues in our materiality analysis.

➕ For further information, see 1.4. Materiality

We also organise in-person and online events (global and local) with suppliers, such as:

The 14th Telefónica Global Energy and Climate Change Workshop
Lasting three days and attended by around **250 participants**, this workshop provides the annual meeting point for the **leaders of the Company's energy transformation and our main partner companies**, and centres around innovation and digitalisation as the means to protect the planet, reduce energy consumption and lower the global carbon footprint.

During the workshop, multiple initiatives from our different markets were presented. Among other things, they focused on energy purchasing, emissions in the value chain, reducing fuel consumption and increasing renewable consumption.

We also announced our goal of achieving a 90% reduction in global operational emissions (Scopes 1 and 2) and a 56% reduction in emissions in the value chain, in time for finalisation of the 2030 Agenda for Sustainable Development.

➕ For further information, see 2.2. Energy and climate change

Workshop on Responsible Supply Chain Performance in Brazil
This workshop was attended by **almost 250 people from 105 Telefónica supplier companies.** During the event, we shared general insights into our Responsible Business Principles, **integrity program, data security and privacy** issues and **workplace safety** management.

Forum on Occupational Risk Prevention in Spain
We have been organising this conference since 2018, bringing together our main contractors, technological partners, employee representatives, the prevention services from our other operators, and other participants from leading prevention organisations (the Quirón Group, Audelco, ADEMI, etc.). During the conference, **we address issues related to prevention and health in a format designed to encourage participation** (presentations, round tables, etc.).

The fifth edition, held in 2023, involved **companies from contracts in relation to network deployment and maintenance.**

ESG Event with our Allies in Colombia
Last November we held an event to discuss topics related to the **opportunities available to companies that incorporate environmental, social and governance issues.** The event was attended by **40 representatives from our main partners in Colombia.**

Summary of key indicators
GRI 204-1

	Indicators	2022	2023
Activity	Volume of purchases awarded	21,863M	23,370M
	Suppliers selected	8,526	8,462
	% purchases awarded locally	83%	83%
Ethics and Compliance	Potential high-risk suppliers regarding sustainability identified in internal risk analysis	768	687
	% of potential high-risk suppliers assessed on sustainability aspects through external assessment platform	72%	72%
	% Suppliers assessed through Dow Jones Risk & Compliance.	100%	100%
	Suppliers blocked due to integrity or sustainability sanctions, risks or non-compliance	6	5
	Total audits of suppliers	18,578	18,324
	Suppliers with improvement plans in place following audits	879	853

Milestones

❶ We continued to minimise sustainability risks within the procurement process, requiring 100% of our suppliers to accept our sustainability standards as part of their contractual obligations.

❷ We improved our supplier assessment processes in order to be able to meet new requirements for supply chain due diligence.

❸ In collaboration with other telcos in the JAC initiative, we audited 137 companies in the ICT sector and surveyed 10,342 employees at 13 supplier factories in 2023, covering different levels of our supply chains.

❹ As part of our supply chain decarbonisation strategy, we requested our key suppliers to commit to emissions reduction targets validated by the Science Based Targets initiative.

❺ We strengthened our scope 3 supplier engagement by providing tailor-made capacity-building within the Supplier Engagement Programme and by working on reducing product-level emissions within the Carbon Reduction Programme.

❻ We reduced CO_2 emissions in our value chain by 31% compared to 2016. Emissions in our supply chain account for the largest proportion of our Scope 3 emissions (64%).

2.20. Appendix

2.20.1. Telefónica stakeholders
GRI 2-29

Telefónica makes accessible and secure networks and services available to people and organisations so that they can all use them to, among other things, express themselves, share, engage in collaborative work and enjoy themselves. Based on the relationship model that links us together, we have identified seven key stakeholders:

1. **Customers**: customers of all our brands, both residential and business, together with all customer-representation bodies. Through our business model, we help our customers decarbonise their activities by leveraging digital transformation and connectivity as key elements to drive sustainability.

2. **Employees**: our own employees (whether current or former employees), associations and unions representing workers' interests. We create a working environment that promotes diversity and personal and professional development. We facilitate a work-life balance by implementing remote working models and we train our employees in new tools and technologies.

3. **Strategic partners and suppliers:** key companies for the development and provision of our services, as well as suppliers and bodies and associations representing supply chain interests. We aim to align our supplier network with our Responsible Business Principles, thereby creating a more sustainable environment within the industry.

4. **Shareholders and analysts:** companies that invest in Telefónica and/or analyse its sustainable profitability. We secure the trust of our investors by addressing their main demands through publishing a more extensive and comprehensive set of key performance indicators (KPIs).

5. **Government entities and regulators:** local, national and international organisations.

6. **Opinion leaders, the media and communication services**: influencers, the press, and communication, branding and advertising agencies.

7. **Society (including communities, NGOs, sustainability organisations, business and consultancy associations)**: affected local, regional and national communities, as well as special groups, non-governmental organisations (NGOs), companies, think-tanks, business schools and universities. We actively contribute to the economic and social progress of the communities in which we operate.

2.20.2. Types of involvement and relationship with our stakeholders
GRI 2-29

TYPE	DESCRIPTION	TARGET	SAMPLE
Report/publicise	Mainly one-way communication from the Company to our stakeholders about practices or new developments that may affect them. Sharing information can influence stakeholders, build trust and demonstrate transparency and a willingness to engage.	Keep them promptly and regularly informed: bulletins, letters, newsletters, reports, presentations, speeches, videos, interviews and open days, etc.	Transparency.
Consult	Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions. The main flow of information is one-way, although it has often led to more detailed conversations.	Measure and evaluate: surveys, focus groups, assessments, public meetings, workshops, discussion forums, hotlines.	Transparency and listening: valuing the comments and views of stakeholders.
Participate/engage in dialogue	A two-way and/or multi-party conversation in which stakeholders play a greater role in decision making. The conclusions are implemented and/or referred up through the Company's hierarchy.	In-depth debate: Advisory Board, established working groups, interviews, research and analysis.	Transparency. Listening. Collaboration. Debate based on a common goal.
Collaborate	Collaboration between two or more parties in an area of mutual interest. The Company and its stakeholders achieve synergies and reduce risks by combining resources and areas of expertise.	Active collaboration: establishment of joint committees, joint ventures with stakeholders, alliances, collective bargaining.	Transparency. Listening. Commitment. Positive relations based on a common goal.
Empower/engage	Stakeholders have a formal channel to influence the Group's corporate governance and decision-making processes.	Sharing responsibilities: stakeholder representation on the Board of Directors, specific channel for reporting breaches of policy and existence of guarantees.	Effective engagement: sharing purpose and responsibilities.

2.20.3. Material issues
GRI 3-2, 3-3

Climate change	Climate change mitigation	Initiatives and actions taken to combat climate change and reduce greenhouse gas emissions.
	Climate change adaptation	Anticipating, planning and addressing climate change and its consequences, minimising risks and making the most of opportunities to ensure operational resilience.
Contribution to decarbonisation of the economy	Products and services aimed at decarbonisation	A range of products and services marketed by the Company that contribute to reducing our customers' carbon emissions as well as other environmental benefits, supporting climate change mitigation (connectivity solutions, Eco Smart services, etc.).
Terrestrial ecosystems	Impact on terrestrial ecosystems	The impact on wild species and/or their natural habitat resulting from land use, earthworks, etc., especially in protected natural areas.
Circular economy	Waste management (including electrical and electronic waste)	Management and treatment of waste, including electrical and electronic equipment (WEEE), ensuring traceability and legal compliance. This also includes the recycling (and sale) of waste resulting from network transformation (copper cable, scrap equipment).
	Reuse of equipment and materials	Reuse, repair, refurbishment and recycling of existing materials and products, such as the collection, refurbishment and reuse of routers, set-top boxes and telecommunications network equipment.
Marine ecosystems	Impact on marine ecosystems	Impact on marine biodiversity, water quality and other aspects of marine ecosystems.
Pollution of the environment	Air pollution	Atmospheric pollution due to the emission of polluting gases (NOx, SOx, etc.), noise, light and vibrations.
Water	Inland waters	Inland water management in terms of supply and discharge, including the processes, strategies and measures implemented to ensure efficient and responsible water use and wastewater management.
Responsible management of customer experience	Customer service management	Ensure the ease, speed and transparency of the processes involved in handling interactions with our customers.
	Responsible marketing and advertising	Design and implementation of truthful and non-aggressive communications (understanding aggressive communications to be those that are likely to significantly undermine freedom of choice through harassment, coercion, use of force, etc.).
	Quality and reliability of our network and services	We guarantee the performance of our network and services, as well as the health and safety of our products and services (including electromagnetic fields).
	Adaptation to the customer's needs	Development of an offering that meets the needs of our customers and that is priced in line with their expectations.
Sustainable offering and innovation	Sustainable offering	A range of products and services that incorporate environmental, social and ethical sustainability criteria, among others, with the aim of minimising their negative impacts and maximising their positive ones (Responsibility by Design, Eco Rating, refurbished devices, etc.).
	Sustainable innovation	Development of solutions that help impact society in a positive way.

Digital inclusion	Deployment of connectivity	Ensure that all people have access to broadband communications networks in all regions, both urban and rural.
	Accessibility	Ensure that our digital services are accessible so that all people can use them regardless of their abilities.
	Affordability	Work to ensure that cost is not a barrier to using new technologies, offering options and tariffs that are affordable for the entire population regardless of their socioeconomic status.
	Training in digital skills	Provide training in the knowledge and use of new digital technologies, especially aimed at closing the digital divide for specific groups (for example, the elderly).
	Safe and responsible use of technology (including protection of children, big data and artificial intelligence)	Raise awareness of the benefits and risks associated with technology. Protect vulnerable groups, in particular children, from potential misuse of technology by putting in place the necessary controls and tools.
Privacy and digital rights	Responsible management of personal data	Guarantee the privacy of users through responsible management of personal data.
	Freedom of expression	Respect and protect the right to freedom of expression. Be transparent in responding to requests from competent authorities.
Network and data security	Cybersecurity	Ensure the protection of data and information systems against possible attacks.
	Operational security	Ensure the physical protection of property and assets
	Business continuity	Design and implement the necessary policies and processes to ensure the protection of the Company's people, services, interests, obligations and business in the event of a crisis.
Labour practices and health and safety	Attracting and retaining talent	Ensure that we have the skills and capabilities necessary to grow our business. Promote practices and policies throughout the employee lifecycle (recruitment, compensation, benefits, development opportunities, etc.) that help us attract and retain the best talent.
	Equitable remuneration	Ensure fair and attractive pay practices, aimed at attracting and retaining talent and meeting the Company's strategic targets.
	Freedom of association and participation by employees	Ensure freedom of association and the right to collective bargaining.
	New ways of working	Facilitate and deliver a hybrid, flexible and digital working model, which increases engagement, satisfaction and value delivery of our teams and contributes to work-life balance, while ensuring digital disconnection.
	Employee health, safety and well-being	Ensure a safe and healthy environment for employees through frameworks to prevent work-related incidents and occupational diseases, as well as actively promoting well-being and emotional health.
Diversity, equality and non-discrimination	Diversity, equality and non-discrimination	Promote diversity (of gender, abilities, age, background, sexual orientation or identity, etc.), equal opportunities and non-discrimination. Take action to prevent and eliminate workplace harassment.

Responsible supply chain management	Conflict minerals	Strengthen the monitoring of suppliers to manage the risks related to purchasing products that may contain minerals from conflict zones or high-risk areas in terms of human rights.
	Ethical and fair relations with suppliers	Facilitate the economic sustainability of suppliers through fair procurement conditions.
	Sustainability in the supply chain	Establish sustainability criteria in the supply chain. Work with suppliers so they meet social and environmental standards. Encourage collaboration with suppliers who are climate aware and reduce their own emissions.
Local communities	Social and environmental contribution to communities	Contribute directly or indirectly to the economic, social and environmental development of the communities in which we operate. Contribute to achieving the Sustainable Development Goals. Contribute to the local economy/employment, foster procurement from local suppliers and support the entrepreneurial ecosystem.
Ethical conduct and compliance	Ethics and compliance	Preserve the integrity of the Company in relation to the Responsible Business Principles, on issues such as fraud, corruption, bribery, legal compliance, the prevention of money laundering, political neutrality and any other conduct related to ethical issues.
	Competitive behaviour	Manage legal and social expectations related to monopolistic and anti-competitive practices, including issues such as price fixing or manipulation, collusive practices and bargaining power, among others.
	Governance and accountability	Establish good governance practices aimed at adequate financial and sustainability accountability. Be transparent and truthful with information.
	Culture	Incorporate the Company's values into all aspects of the organisation. Guarantee ethical, environmentally friendly and responsible conduct towards employees, customers and society in general.
	Fiscal transparency	Act with honesty, respect for the law and transparency in the management of fiscal affairs.

2.20.4. Structure and scope of consolidation of sustainability information
GRI 2-2, 2-4, 2-6

2.20.4.1. The origin of sustainability information

The sustainability information refers to 100% of the Group's controlled companies.

Economic and financial information

It comes from the same sources that produce the information included in the Group's Consolidated Annual Accounts Report, audited by PwC.

Customers

Access information comes from the systems of the operations in the countries. An 'access' refers to any connection or any telecommunications service offered by Telefónica. A customer may contract multiple services, so we count the number of accesses or services contracted by the customer. For example, a customer who has a landline and a broadband service represents two accesses instead of one.

Employees

The figure comes from the Corporate Human Resources management systems and local management areas. In cases where the information is presented on a consolidated basis, the number of people is used as a proportionality factor.

Environment and climate change

The information is provided by the different managers: energy management, environment and/or operations of each country or legal entity, through online questionnaires and other computerized supports. Environmental and energy data are consolidated by simple addition and, in the case of greenhouse gas emissions (climate change), they are calculated by multiplying the activity data by the corresponding emission factor and then added by simple addition. The emission factors come from sources of information of recognized prestige (GHG Protocol, International Energy Agency, Ministries of environment/energy...) and have been validated by an independent external entity (AENOR).

Suppliers

Supplier information comes from the procurement system used by the procurement areas to award contracts to suppliers. The information is consolidated without applying any criteria as a factor of proportionality. It is important to highlight the difference between the procurement data in the Consolidated Financial Statements (in accordance with the accrual method and Telefónica Group's accounting scope of consolidation) and the purchase award criterion used in different sections of this report, which refers to all purchases approved in the period, regardless of how they are accounted for and accrued as an expense.

2.20.4.2. Corporate scope

A list of the companies comprising the Telefónica Group, their names, main corporate purpose, country, share capital, percentage of effective ownership by the Group, and the company or companies through which the Group's shareholding is obtained, can be found in Appendix I to the 2023 Consolidated Financial Statements (Scope of Consolidation).

In fiscal year 2021 a reporting scope for sustainability information was developed and during fiscal year 2022 the process to update it was determined and consolidated. Since then, the sustainability reporting scope is updated three times a year, in coordination with the Financial Consolidation Area and the Global Areas, which manage sustainability indicators, and reflects corporate changes mainly related to new companies, eliminated companies and structural changes.

The sustainability reporting scope is based on the financial scope included in the SAP BPC tool, which includes the maximum corporate detail. In addition, it reflects sustainability indicators grouped into different ESG reporting categories, which are:

- Climate change
- Circular economy
- Net Promoter Score (NPS)
- Human capital
- Bribery and corruption
- Fiscal
- Human rights
- Anti-corruption training
- Training in Responsible Business Principles

- Reputation
- Impact
- Security
- Privacy
- Suppliers
- Competitive behaviour and open internet
- Shareholders
- European taxonomy for sustainable activities

For each of these categories, based on both internal and external information (e.g. sustainability regulations or the main reporting standards), specific criteria have been identified to estimate the corporate scope corresponding to each of them[1].

2.20.4.3. Other information

All information in this Report is given in euros, unless otherwise stated. The exchange rates applied coincide with those used in the preparation of the Group's Consolidated Financial Statements to facilitate the integral relationship between financial and sustainability variables.

Due to its strategic importance for the Company, the Report contains several specific indicators corresponding to VMO2 UK (Virgin Media O2), the joint venture created in the United Kingdom between Telefónica UK and Virgin Media UK. This entity began operating on 1 June 2021. The included indicators have been independently verified under limited assurance by ERM Certification and Verification Services Limited ("ERM CVS").

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[1] For the category "European Taxonomy for Sustainable Activities", the specific criterion is described in section 1.8.2 Scope of the report.

2.20.5. Principles for the preparation of the Non-Financial Information Statement (NFIS)
GRI 2-14

This Non-Financial Information Statement (NFIS) forms part of Telefónica's 2023 Management Report and includes the progress made at the Company during the year in economic, social and environmental matters across its value chain, together with its strategic, development and market positioning, so that readers can better understand the sustainability of our business model and its materiality, its capacity to generate value in terms of capital and the interaction with stakeholders.

As an integral part of Telefónica's 2023 Consolidated Management Report, the statement has been evaluated and approved by the Board of Directors.

Accuracy

Telefónica reports sustainability information in accordance with applicable regulations and the foremost internationally recognised benchmark standards. In this regard, the main rules and standards are as follows:

a. Law 11/2018 of 28 December, which amends the Commercial Code; the revised text of the Corporations Law approved by Royal Legislative Decree 1/2010 of 2 July, and Law 22/2015 of 20 July on the Auditing of Accounts in terms of non-financial information and diversity.

 See 2.20.9. Compliance table of Spanish Law 11/2018 of 28 December - GRI Standards

b. The Global Reporting Initiative (GRI) Standards, together with the recommendations of the International Integrated Reporting Council (IIRC).

 See 2.20.9. Compliance table of Spanish Law 11/2018 of 28 December - GRI Standards

c. The SASB (Sustainability Accounting Standards Board) standard as applied to the telecommunication services sector, in accordance with the Sustainable Industry Classification System ® (SICS®) TC-TL.

 See 2.20.10 SASB compliance table

d. The recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) on environmental reporting.

 See 2.20.8. Table of Climate-related Financial Disclosures (TCFD)

e. The AA1000AS Standard: in addition, the NFIS has been reviewed by PwC according to the principles defined by the AA1000AS Standard, values that seek to "ensure the quality of the organisation's Sustainability Report and of the processes, systems and competencies applied as the basis for its execution by the entire organisation".

In addition, Telefónica reports on its commitment to the following international treaties and targets:

a. The United Nations Universal Declaration of Human Rights.

b. The United Nations Sustainable Development Goals (SDGs) (see chapter 2.8).

c. The International Covenant on Civil and Political Rights.

d. The International Covenant on Economic, Social and Cultural Rights.

e. The Convention on the Rights of the Child.

f. The Convention on the Rights of Persons with Disabilities.

g. The Conventions of the International Labour Organization.

h. The Basel Convention (hazardous waste).

i. International ICNIRP guidelines.

j. The Montreal Protocol.

Balance

The information presented is reported without bias and is a fair representation of the organisation's impacts.

Clarity

Telefónica presents its information in an accessible and understandable way, attempting to provide it in a form that is clear for users with basic knowledge of the organisation.

Comparability

The comparability of the information provided is facilitated by using, for example, internationally accepted units, conversion factors, protocols and procedures. Information is also provided on previous years and the statement details the modification of calculation and measurement methodologies, where applicable.

Completeness

We include the material aspects and their coverage, scope and time, in order to show their significant economic, environmental and social effects. In this way, stakeholders can analyse Telefónica's performance during the period under analysis.

Sustainability context

Telefónica contributes to the progress of the communities in which we operate and their social and environmental sustainability throughout our value chain and at local, regional, national and international levels, from working with our suppliers through to respecting consumer rights, including marketing sustainable products and services.

This report covers issues that reflect the Company's significant economic, environmental and social effects and substantially influence our stakeholders' assessments and decisions. To this end, a materiality analysis has been performed at corporate, local and regional level from a dual perspective: significance for our stakeholders and impact on communities.

Regularity

Telefónica provides all its stakeholders with reliable, material, concise and comparable information on its performance, its business model, its value levers and its strategic lines for the coming years. This information is provided at scheduled intervals, so that our various stakeholders can incorporate it into their decision making.

Verifiability

Telefónica subjects its Non Financial Information Statement to independent verification, under limited assurance, following criteria set by GRI standards. Besides, certain non financial indicators are verified under reasonable assurance (see chapter 2.22). In both cases, verifications have been carried out by PwC , with the exception of the indicators related to energy consumption and greenhouse gases emissions, that were reviewed by other independent verifiers, in compliance with ISO14064-3 rule (reports of the different verifiers are attached at the end of this annex). Besides, the Internal Audit department performs specific reviews on some processes and indicators.

2.20.6. UN Global Compact Commitment
GRI 3-3

Through its Chairman, Telefónica has been a signatory to the United Nations Global Compact (UNGC) since 2002. The UNGC is a voluntary framework for companies to align their operations and strategies with the 10 principles on human rights, labour, the environment and anti-corruption.

		Principles	Chapter of the report
Human rights	Principle 1	Businesses should support and respect the protection of internationally-proclaimed human rights.	2.5. Human capital 2.14. Human Rights 2.19. Responsible supply chain management
	Principle 2	Businesses should make sure they are not complicit in human rights abuses.	2.14. Human Rights 2.19. Responsible supply chain management
Labour standards	Principle 3	Businesses should uphold the freedom of association and effective recognition of the right to collective bargaining.	2.5. Human capital 2.14. Human Rights 2.19. Responsible supply chain management
	Principle 4	Businesses should support the elimination of all forms of forced and compulsory labour.	2.14. Human Rights 2.19. Responsible supply chain management
	Principle 5	Businesses should support the effective abolition of child labour.	2.15. Human Rights 2.19. Responsible supply chain management
	Principle 6	Businesses should support the elimination of discrimination in respect of employment and occupation.	2.5. Human capital 2.19. Responsible supply chain management
Environment	Principle 7	Businesses adopt a precautionary approach in favour of the environment.	2.1. Responsibility to the environment 2.2. Energy and climate change 2.3. Circular economy 2.11. Sustainable offering and innovation 2.19. Responsible supply chain management
	Principle 8	Businesses should undertake initiatives to promote greater environmental responsibility.	2.2. Energy and climate change 2.3. Circular economy 2.11. Sustainable offering and innovation 2.19. Responsible supply chain management
	Principle 9	Businesses must encourage the development and dissemination of environmentally friendly technologies.	2.11. Sustainable offering and innovation
Anti-corruption	Principle 10	Businesses should work against corruption in all its forms, including extortion and bribery.	2.16. Ethics and compliance 2.19. Responsible supply chain management

2.20.7. Collaboration with other associations
GRI 2-28

Telefónica collaborates with associations and other organisations that have a direct impact on our sector and stakeholders.

Our total expenses in relation to contributions to sectoral organisations are widely distributed because: a) Telefónica is present in many countries and each country has its own local sectoral organizations, and b) Telefónica provides many types of services affected by different business sectors (fixed and mobile connections, television or digital services).

In 2023, spending on contributions to industry bodies and organisations or individuals performing representative activities for Telefónica amounted €7,057,282, 98.5% of which was allocated to industry bodies such as GSMA, SindiTelebrasil, ETNO and Bitkom, among others.

We are registered as a lobbyist in the voluntary transparency register of the European Union and in the register of interest groups of the CNMC (National Commission on Markets and Competition).

Among the associations and other organizations with which we collaborate, the following stand out:

1t.org, a global organisation, part of the World Economic Forum, which aims to mobilise, connect and empower the global reforestation community to conserve, restore and grow one trillion trees by 2030.

20/20 Levels, is an organization that promotes social mobility among young people from racially discriminated or underrepresented communities, providing opportunities to maximize their potential.

2hearts, community of people with a migrant background in the European tech industry.

AECA, an organisation that issues generally accepted accounting principles and standards, and studies of good business practices.

AENOR, a Spanish organisation that carries out standardisation and certification (S+C) work to improve quality in companies and the well-being of society.

Aequales, a network of organisations in Latin America committed to gender equality and diversity.

Alliance to Better Protect Minors Online, a self-regulatory initiative aimed at improving the online environment for children and young people.

American Society, which operates as a non-political, non-profit organisation and strives to be the focal point for people interested in developing and maintaining business and social relationships in an international environment.

Spanish Association of the Digital Economy (Adigital), the business organisation that promotes the digitalisation of the Spanish economy. Made up of a network of over 500 companies from key sectors, it promotes the development of the digital economy through the representation and defence of our associates' interests (Policy), the dissemination, research and creation of synergies (Labs), and the generation of trust in the digital environment (Trust).

Yo No Renuncio Association promotes the creation of a network of companies involved in implementing equality and work-life balance measures.

ASIET, an association formed by the main telecommunications operators in Latin America.

Aspen Institute Spain, an independent foundation dedicated to promoting value-based leadership and reflection on critical issues for the future of society. It provides a plural and balanced forum for the discussion of issues of general interest among people who aspire to put their ideas into practice. Its activities focus on programmes, seminars and conferences.

B.A.U.M. e.V., German federal working group for environmentally conscious management. Corporate network for sustainable management in Germany

World Bank, a vital resource for financial and technical assistance for developing countries around the world.

Bitkom, the digital association of Germany. Founded in Berlin in 1999, it represents over 2,700 companies in the digital economy. Members include over 1,000 SMEs, more than 500 start-ups and virtually every global player.

Broadband Forum, a non-profit industry organisation focused on improving broadband networks to make them faster and smarter.

Business Europe, a European employers' organisation set up by national organisations and currently representing 40 organisations from 34 countries.

Club de MalasMadres, a community that works to promote a more favorable work and social environment for the reconciliation of personal and professional life.

CDP, a non-profit organisation that runs the global disclosure system for investors, companies, cities, states and regions to manage their impact on the environment.

ClosinGap: this group seeks to be a driver of social and economic transformation which helps facilitate the personal and professional development of women and guarantees equal opportunities.

European Commission (EC), the institution that embodies the executive branch of the EU's power.

CAF, the Latin American Development Bank, a multilateral financial institution whose mission is to support the sustainable development of shareholder countries and regional integration. It serves the public and private sectors, providing multiple financial products and services to a broad portfolio of clients, including governments of shareholder states, financial institutions, and public and private companies.

Chamber of Commerce of Spain, Telefónica is a member of the Board of Directors of the Chamber of Commerce of Spain, a public corporation composed of the most representative entities in the economic and business life of the country. Among the missions entrusted to the Chamber of Spain by Law 4/2014, the following stand out: The defense of the general interests of commerce, industry, services, and navigation; The national and international representation of the chambers and the coordination of the network; The provision of services to companies engaged in any of these activities; Support, in particular, for SMEs to promote their internationalization and competitiveness; Advising the Government, as an advisory body to the Administration; National and international commercial mediation and arbitration.

Brazil Spain Chamber of Commerce (CCBE), a bilateral business entity between Spain and Brazil that promotes investments and commercial relations between Spanish and Brazilian companies reciprocally in their markets.

Casa de América, Telefónica is part of the High Patronage of Casa de América, chaired by the King. A public consortium which aims to strengthen the links between Spain and the American continent, and with Latin America in particular. Its events, which are open to the public, are attended by members of governments from both sides of the Atlantic, the media, diplomats, businesses, representatives of the cultural and academic world and institutions.

CEOE, represents and defends Spanish companies and entrepreneurs. Founded in 1977, the Spanish Confederation of Business Organizations (CEOE) voluntarily integrates two million companies and self-employed individuals from all sectors of activity, who are linked to CEOE through more than 4,500 grassroots associations.

Chefsache, a German network of leaders committed to making gender equality a top management priority.

Círculo de empresarios, an organization whose main objectives are the promotion of the free market and free enterprise, the recognition of the social value of the entrepreneur as a creator of employment, wealth, and general well-being, and the promotion of entrepreneurial spirit.

Coalizão Empresarial pela Equidade Racial e de Gênero, an initiative that aims to promote commitments to racial equality and zero tolerance of any discriminatory attitude based on race or gender, in both public policies and in the business world.

State Confederation of the Deaf (CNSE), an initiative that defends the interests of hearing-impaired people and their families.

Corporate Excellence, a knowledge centre comprising the main Spanish corporations; its goal is to become a technical leader in the management of intangibles and sustainability.

Cyber Threat Alliance (CTA), an organisation committed to the mission of ensuring a safer digital ecosystem through collaboration and information sharing. Their experience as individuals bridges the gap between technical infrastructure, policy and communications; together, they are the foundation of its success.

Cybermobbing-Hilfe, an association that helps victims of cyberbullying and promotes prevention efforts in society.

Deutsche Kinderhilfswerk, an association dedicated to defending children's rights and abolishing child poverty.

DigitalES, the Spanish Association for Digitalisation, brings together the main companies in the technology and digital innovation sector in Spain. The aim of DigitalES is to promote the digital transformation of citizens, companies and public administrations, thereby contributing to the economic and social growth of Spain.

Digital Opportunities Foundation, supports individuals in using the internet to counteract the exclusion of disadvantaged population groups from the development of the information society.

econsens- Forum for the sustainable development of German companies, which aims to actively shape the transition towards a more sustainable economy and society.

EIT Health is ideally positioned at the meeting point between business, research and education to bring to the market real and innovative health solutions that improve the health of citizens.

Employers for Careers, an organisation that promotes the retention and development of talent with family caregiving responsibilities.

ERT, European Round Table for Industry, is an informal forum that brings together up to 50 CEOs and presidents of major European multinational companies.

ETNO, association of Europe's leading telecommunications operators.

ETSI, European Telecommunications Standards Institute.

Fawcett Society, charity organiaation that works for women's rights and gender equality.

Spanish State Federation of Lesbians, Gays, Trans and Bisexuals (FELGTB), which defends and promotes human rights and equal opportunities for LGBT+ people.

FirstJob, leading organization in the Latin American market in employer branding, attraction, and retention of young talent.

Leading Brands Forum is the organisation that brings together Spain's leading brands with the aim of promoting the strategic importance of brands, innovation and design at all levels, boosting the internationalisation of companies as a key lever for improving the competitiveness of the Spanish economy. In this way, it contributes to promoting the image of Spain and its companies as a whole by joining forces between Spain's leading brands and public administrations.

Corporate Integrity Forum, an initiative that forms part of Transparency International's International Business Integrity Forum Network and brings together large companies fully committed to the promotion and development of a business culture of integrity. They stand as national and international benchmarks in transparency, compliance, sustainability, ethics and good governance through the adoption of best practices in all these areas.

LGBTI+ Business Forum, an initiative promoting the integration of LGBT+ people into society and the workplace.

World Economic Forum (WEF), International Organisation for Public-Private Cooperation.

FSM: Association for Voluntary Self-Regulation of Digital Media Service Providers, which fights against illicit content in online media harmful to minors and detrimental to their development.

Fundación A La Par, foundation that works for the rights of people with intellectual disabilities and their participation in society, designing supports where they encounter barriers.

Carolina Foundation, a leading institution for the promotion of cultural relations and cooperation between Spain and the countries of the Ibero-American Community, particularly in the fields of science, culture, technology and innovation.

Knowledge and Development Foundation, an entity that seeks to address a series of specific needs of Spanish universities by analysing their current situation and potential in the areas in which they make an effective contribution. This includes the training of students, the enhancement of their research activities and open, flexible and quality institutional proposals for the creation and transfer of knowledge.

Cotec Foundation for Innovation, a private non-profit organisation whose mission is to promote innovation as a driver of economic and social development. In fulfilling its mission, Cotec is involved in two primary activities, working as an observatory for R&D&I in Spain and providing analysis and advice on innovation, technology and economics.

DKV Integralia Foundation, for the promotion of accessibility and labor inclusion of people with disabilities.

Euroamérica Foundation stimulates cooperation and understanding between European and Latin American institutions, companies and personalities to foster relations between Europe and America.

FIWARE Foundation, an independent legal body that provides shared resources to help achieve the FIWARE mission by promoting, increasing, protecting and validating FIWARE technologies and the activities of the FIWARE community, empowering its members, including end users, developers and other stakeholders throughout the ecosystem.

Good Job Foundation: a Spanish, nationwide, not-for-profit organisation aimed at the employment and social integration of people at risk of social exclusion.

Ibero-American Business Foundation, an entity that works to facilitate the integration of the countries of the Ibero-American Community through operational proposals. It promotes the internationalisation of multi-Ibero-American companies by putting forward proposals which help to overcome the barriers they encounter in their sphere of action, proposing initiatives to provide content for a realistic and desirable agenda of policy recommendations in the Ibero-American sphere and encouraging the creation of a regulatory framework that facilitates investment and trade for Ibero-American companies.

Máshumano Foundation, an organisation that promotes the humanisation of management models in business and social organisations, proposing work models which respond to the social need to balance personal, family and professional life.

ONCE Foundation, an organisation dedicated to the social and labour inclusion of people with disabilities.

The Princess of Asturias Foundation is a private non-profit institution, whose aims are to contribute to the exaltation and promotion of all scientific, cultural and humanistic values that are universal heritage and to consolidate the existing links between the Principality of Asturias and the title traditionally held by the heirs to the Crown of Spain.

The aim of the **Princess of Girona Foundation** is to support young people in their professional development, from education to access to the labour market, through training and support and by creating points of reference for young people.

Randstad Foundation: its mission is to achieve equal employment opportunities for people with disabilities.

Global Compact, a United Nations initiative that promotes the implementation of 10 universally accepted principles in the areas of human rights, labour standards, environment and anti-corruption.

Global Digital Women (GDW), an international body of digital pioneering women. Its aim is the networking, visibility and empowerment of inspiring digital minds of our time. GDW offers #femaledigitalheroes in companies, politics, associations and organisations a platform and space to exchange experiences and make their careers visible.

Global Network Initiative (GNI), a coalition of companies, civil society organisations, investors and academics working to protect and promote freedom of expression and privacy in the Information and Communication Technologies (ICT) sector.

Spanish Green Growth Group, an association which aims to tackle environmental challenges through public-private partnerships.

GSMA, an organisation of mobile operators and related companies dedicated to supporting the standardisation, implementation and promotion of the mobile phone system. It has approximately 800 mobile operators and more than 200 related companies as members.

IBGC - Brazilian Institute of Corporate Governance, the leading voice in corporate governance in Brazil and one of the main institutions in the world to advocate high standards of corporate integrity, addressing entrepreneurs, business leaders, investors, board members, executives and politicians.

ICT Coalition, which works for the development of products and services that address the challenge of child safety in the online world.

IDB (Inter-American Development Bank), the leading source of development finance in the region. It aims to improve the quality of life in Latin America and the Caribbean in priority sectors such as health, education and infrastructure through financial and technical support for countries working to reduce poverty and inequality. Its vision is to achieve development using sustainable and climate-friendly methods.

Information Security Forum (ISF), an independent information security body.

Initiative D21, the largest non-profit network in Germany working to promote a more sustainable future for digital society.

Hermes Institute, a non-profit foundation dedicated to identifying, disseminating and defending digital citizenship rights.

Internet Watch Foundation, an NGO that locates and reports images of child sexual abuse globally.

ITU (International Telecommunication Union), the United Nations specialised agency for Information and Communication Technologies (ICT).

Joint Audit Cooperation, a sector-wide initiative of 17 telecommunications operators that have joined forces to verify, assess and develop the implementation of sustainability standards in common supplier factories.

Media Chicas, a non-profit organisation with the aim of bridging the digital gender gap through the democratisation of knowledge.

Mobile UK, the association of the UK mobile network operators EE, O2, Three and Vodafone. Mobile UK's mission is to work with government, regulators, civil society and others to harness the power of mobile devices, improve the lives of customers and the prosperity of the UK as a whole.

OECD, the organisation that promotes policies to improve the economic and social well-being of people around the world.

O-RAN Alliance, its mission being to reshape the RAN industry towards more intelligent, open, virtualised and fully interoperable mobile networks. The new O-RAN standards will enable a more competitive and vibrant RAN vendor ecosystem with faster innovation to improve the user experience. O-RAN-based mobile networks will simultaneously improve the efficiency of RAN deployments and mobile operators' operations.

UN Women develops programmes, policies and standards to uphold women's human rights and ensure that all women and girls reach their full potential.

World Tourism Organization (WTO), a specialised agency of the United Nations whose purpose is to promote and develop tourism as an important instrument for world peace and understanding, economic development and international trade.

United Nations, an organisation founded by 51 countries committed to maintaining international peace and security and promoting social progress, better living standards and human rights.

Pride Connection, a network that seeks to promote inclusive work spaces for sexual diversity and generate links to attract LGBTI talent to the various organisations that make up the network.

United Nations Development Programme (UNDP) works to eradicate poverty and reduce inequality and exclusion.

RE100, a global initiative to involve, support and highlight large businesses committed to using 100% renewable energy, demonstrating leadership in the fight against climate change and the development of a low-carbon economy.

Spanish Royal Academy of Engineering, an institution at the forefront of technical knowledge, which promotes excellence, quality and competence in Spanish engineering in its various disciplines and areas of action. Its activities include the "Women and Engineering" programme in which Telefónica collaborates.

Real Instituto Elcano, a think tank for international and strategic studies from a Spanish, European and global perspective. Its purpose is to promote knowledge of the international situation and Spain's foreign relations in society, as well as to stand as a focal point for thought and the generation of ideas that are useful for decision making by political leaders, leaders of private enterprise and public institutions, social players and academics.

Rede Empresarial de Inclusão Socia, which seeks to bring together and mobilize companies in Brazil to promote the inclusion of people with disabilities in the job market.

Business Network for LGBTI Diversity and Inclusion (REDI), the network of companies and professionals committed to fostering an inclusive and respectful environment in organisations in Spain, where talent is valued regardless of identity, gender expression and sexual orientation.

Responsible Minerals Initiative (RMI), an initiative founded by companies from various sectors to address the challenges related to conflict minerals in the supply chain.

Stonewall, the UK's leading LGBT+ rights and welfare organisation, helps civil society and business to promote inclusive behaviour.

Tele Management Forum provides an open and collaborative environment, together with practical tools and information to assist its members in their digital transformation initiatives. Its services include Catalyst collaborative programmes and proof-of-concept projects, industry research and benchmarking, technology roadmaps, best practice guides, business process guidelines and open APIs, as well as certified training, conferences and research. The forum has over 850 member companies, including the 10 largest telecommunications service providers in the world.

The Valuable 500, an organisation that brings together 500 companies committed, through their CEOs, to promoting the inclusion of people with disabilities on the global agenda.

UNESCO (Global Education Coalition), a partnership to ensure continuity of learning worldwide. This multi-sectoral coalition brings together 175 institutional partners from the UN family, civil society, academia and the private sector working around three central themes: connectivity, teachers and gender equality. The Coalition employs a mission-driven approach to achieve large-scale targets and as a way to implement initiatives: Global Skills Academy, Global Teacher Campus, and Global Learning House.

Women for Women, an organisation that promotes women's development and leadership, and a greater presence in management positions to strengthen organisations.

5G Automotive Association, a global, cross-industry organisation of companies from the automotive, technology and telecommunications industries. Its aim is to develop comprehensive solutions for future mobility and transport services to avoid incompatibility problems from the outset.

Telefónica

2.20.8. Table of Climate-related Financial Disclosures (TCFD)

GOVERNANCE

Disclose the organization's governance around climate-related risks and opportunities.

Recommendations	References
a) Describe the board's oversight of climate-related risks and opportunities.	2.2.3. Governance (Energy and climate change) 2.15. Governance and culture of sustainability 3.1. Risk management framework 4.4. The organisational structure of the administrative bodies CDP Climate responses 2023: C1.1a, C1.1b
b) Describe management's role in assessing and managing climate-related risks and opportunities.	2.2.3. Governance (Energy and climate change) 2.15. Governance and culture of sustainability 3.1. Risk management framework 4.4. The organisational structure of the administrative bodies CDP Climate responses 2023: C1.2

STRATEGY

Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning where such information is material.

Recommendations	References
a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	2.2.5. Impacts, risks and opportunities (Energy and climate change) 2.19. Responsible supply chain management 3.1. Risk management framework 3.2.2.Main risks and opportunities from an ESG perspective 3.3. Risk Factors. Operational Risks. CDP Climate responses 2023: C2.1, C2.1a, C2.2, C2.2a, C2.3, C2.3a, C2.4, C2.4a.
b) Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning.	1.1.1. An uncertain macroeconomic and political environment compounded by conflict hotspots and sustainability challenges 1.7. Finance for the transition to a sustainable economy 1.8. European Taxonomy for sustainable activities 2.1.4. Impacts, risks and opportunities (Responsibility with the environment) 2.2.5. Impacts, risks and opportunities (Energy and climate change) 2.11. Sustainable offering and innovation Consolidated Annual Accounts 2023: Note 29 d) Environmental and climate change matters. CDP Climate responses 2023: C2.3a, C2.4a, C3.1, C3.2a, C3.3, C3.4, C3.5
c) Describe the resilience of the organization's strategy, taking into consideration different climate related scenarios, including a 2°C or lower scenario.	2.2.5. Impacts, risks and opportunities (Energy and climate change) 2.2.6. Action plan and commitments (Energy and climate change) 2.3.5. Action plan and commitments (Circular economy) 2.11. Sustainable offering and innovation CDP Climate responses 2023: C3.2, C3.2a, C3.2b

Telefónica

RISK MANAGEMENT

Disclose how the organization identifies, assesses, and manages climate-related risks.

Recommendations	References
a) Describe your organization's processes for identifying and assessing climate-related risks.	2.2.5. Impacts, risks and opportunities (Energy and climate change) 3.1. Risk management framework 3.2. Risk map 3.2.2.Main risks and opportunities from an ESG perspective 3.3. Risk Factors. Operational Risks. CDP Climate responses 2023: C2.1, C2.1a, C2.2, C2.2a
b) Describe the organization's processes for managing climate-related risks.	2.2.5. Impacts, risks and opportunities (Energy and climate change) 3.1. Risk management framework 3.2. Risk map 3.2.2.Main risks and opportunities from an ESG perspective 3.3. Risk Factors. Operational Risks. Consolidated Annual Accounts 2023: Note 29 d) Environmental and climate change matters. CDP Climate responses 2023: C2.1, C2.1a, C2.2, C2.2a
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management	2.2.5. Impacts, risks and opportunities (Energy and climate change) 2.15.4. A culture aligned with ethical and sustainable management 3.1. Risk management framework 3.2. Risk map 3.2.2.Main risks and opportunities from an ESG perspective 5.1. Annual Report on Remuneration CDP Climate responses 2023: C2.1, C2.1a, C2.2, C2.2a

METRICS & TARGETS

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

Recommendations	References
a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	2.2.6. Action plan and commitments (Energy and climate change) 2.2.7. Progress in 2023 (Energy and climate change) 2.3.5. Action plan and commitments (Circular economy) 2.3.6. Progress in 2023 (Circular economy) 2.11. Sustainable offering and innovation 2.15.4. A culture aligned with ethical and sustainable management 5.1. Annual Report on Remuneration CDP Climate responses 2023: C4.2, C4.2a, C4.2b, C9.1
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	2.2.6. Action plan and commitments (Energy and climate change) 2.2.7. Progress in 2023 (Energy and climate change) CDP Climate responses 2023: Section C.6 and Section C.7
c) Describe the targets used by the organization to manage climate related risks and opportunities and performance against targets.	2.2.6. Action plan and commitments (Energy and climate change) 2.2.7. Progress in 2023 (Energy and climate change) 2.3.5. Action plan and commitments (Circular economy) 2.3.6. Progress in 2023 (Circular economy) 2.11. Sustainable offering and innovation CDP Climate responses 2023: Section C.4

2.20.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards

GRI 1

Telefónica, S.A. has prepared the report in accordance with the GRI Standards for the period from 1 January 2023 to 31 December 2023.

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Business model	Description of the business model, environment, organization and structure.	2-1	Organisational details.	1.9.1. Company details 4.2. Ownership Structure	
	Markets in which it operates.	2-6	Activities, value chain and other business relationships.	1.3. Business model 1.6. Organisation 1.9.4. Moving towards a more sustainable world	
		2-1	Organisational details.	1.9.1. Company details	
	Objectives and strategies	2-22	Statement on sustainable development strategy.	1.2. Mission 1.5.2. Sustainability integrated into Telefónica's strategy	
	Main factors and trends which could affect its future evolution.	3-3	Management approach of each area.	1.1. Context	
Policies and their results	A description of the policies which the Group applies with regard to those issues, which will include:

1.) the due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts.
2.) the verification and control procedures, including which measures have been adopted. | 3-3 | Management approach of each area. | 1.1. Context 1.4.2. Double materiality determination process 3.1. Risk management framework | |

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Main non-financial risks	The main risks related to these issues regarding the Group's activities, including, where relevant and proportionate, its commercial relations, products or services which could have negative effects in those areas, and * how the Group manages those risks, * explaining the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue. * It must include information about the impacts which have been identified, giving a breakdown of them, in particular the main risks in the short, medium and long term.	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 Direct answer: During the financial year 2023, there were no transactions in which employees/suppliers' rights of freedom of association.	
		408-1	Operations and suppliers at significant risk for incidents of child labour.	2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 Direct answer: There were no operations with a significant risk of child or forced labour during the financial year 2023.	
		409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.		
Environmental issues	**Global environment**				
	1.) Detailed information about the current and foreseeable effects of the Company's activities on the environment and, where applicable, health and safety, the environmental evaluation or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks (e.g. arising from environmental liability legislation).	3-3	Management approach of each area.	2.1.3. Policies and management systems 2.1.4. Impacts, risks and opportunities 2.1.5. Action plan and commitments 2.2.5. Impacts, risks and opportunities 2.3.4. Impacts, risks and opportunities	
		2-23	Policy commitments.	2.1.3. Policies and management systems 2.1.5. Action plan and commitments 2.2.4. Policies 2.2.6. Action plan and commitments 2.3.3. Policies 2.3.5. Action plan and commitments 2.4.3. Policies 2.4.5. Action plan and commitments	
		308-1	New suppliers that have passed evaluation and selection filters according to environmental criteria.	2.19.6.1. Risk management in 2023	
		308-2	Negative environmental impacts in the supply chain and actions taken.	2.3.5. Action plan and commitments 2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 Direct answer: If we focus our risk analysis exclusively on the assessment of specific environmental impacts, given the product or service they supply, we have 804 suppliers with potential or actual significant negative environmental impacts.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Pollution					
	1.) Measures to prevent, reduce or repair carbon emissions which seriously affect the environment.	3-3	Management approach to emissions/biodiversity.	2.1.5. Action plan and commitments 2.2.6. Action plan and commitments 2.3.5. Action plan and commitments 2.4.5. Action plan and commitments	
		305-5	Reduction of GHG emissions.	2.2.6.3. Reducing our own emissions 2.2.6.4. Reducing value chain emissions	
	2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	305-6	Emissions of ozone-depleting substances (ODS).	Direct answer: 15 tonnes.	
		305-7	Nitrogen oxides (NOX), sulphur oxides (SOX) and other significant air emissions.		Reason for omission: Not applicable. This indicator is not considered to be relevant as the emissions of this type of pollutants are not a significant part of our activity.
Circular economy, prevention and management of waste					
	Circular economy.	3-3	Management approach to effluents and waste.	2.1.5. Action plan and commitments 2.3.5. Action plan and commitments	
		301-2	Recycled input materials used.		Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products.
		301-3	Reclaimed products and their packaging materials.	2.3.6. Progress in 2023	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Waste: prevention measures, recycling, re-use, other forms of recovery and disposal of waste.	3-3	Management approach to effluents and waste.	2.1.5. Action plan and commitments 2.3.5. Action plan and commitments	
		306-1	Waste generation and significant waste-related impacts.	2.3.4. Impacts, risks and opportunities 2.3.6. Progress in 2023	
		306-2	Management of significant waste-related impacts.	2.3.6. Progress in 2023	
		306-3	Waste generated.	2.1.6. Progress in 2023 2.3.6. Progress in 2023	
		306-4	Waste diverted from disposal.	2.3.6. Progress in 2023	
		306-5	Waste directed to disposal.	2.3.6. Progress in 2023	
	Actions to combat food waste.	306-1	Waste generation and significant waste-related impacts.		Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to food consumption.
Sustainable use of resources					
	The consumption of water and the supply of water in accordance with local limitations.	303-5	Water consumption.	2.1.6. Progress in 2023 2.4.6.2. Mitigation hierarchy: Water	
	Consumption of raw mate-rials and the measures adopted to improve efficiency in their use.	3-3	Approach to materials management.	2.1.5. Action plan and commitments 2.3.5. Action plan and commitments	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		301-1	Materials used by weight or volume.		Reason for omission: Not applicable. As it is a service company, this indicator does not apply. The consumption of materials does not occur for the direct generation of products but for the Company's telecommunications network to provide the services required by our customers. The processes to reduce consumption of materials and re-use them make our network more efficient from this perspective, too. In our administrative activities, the material most used is paper. At Telefónica, efficient use is encouraged through digitalisation of processes. **2.4.6.2. Mitigation hierarchy: Paper** includes more details on Telefónica's management of paper consumption.
		301-2	Recycled input materials used.		Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products.
		301-3	Reclaimed products and their packaging materials.	2.3.6. Progress in 2023	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Direct and indirect consumption, of energy, measures taken to improve energy efficiency and the use of renewable energies.	3-3	Approach to energy management.	2.1.5. Action plan and commitments 2.2.6. Action plan and commitments	
		302-1	Energy consumption within the organisation.	2.2.7.1. Energy consumption performance Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in own facilities 17,510,486 GJ (2022 data: 17,644,187 GJ).	
		302-2	Energy consumption within the organisation.	2.2.7.1. Energy consumption performance Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in third-party installations: 4,132,213 GJ (2022 data: 4,338,332 GJ).	
		302-3	Energy intensity.	2.1.6. Progress in 2023 2.2.7.3. GHG emissions Direct answer: 148 GJ/PB (2022 data: 175 GJ/PB. Energy intensity has been reduced by 15%).	
		302-4	Reduction in energy consumption.	2.2.7.1. Energy consumption performance	
		302-5	Reductions in energy requirements of products and services.		Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to our customers' energy consumption. The nature of the products and services offered by Telefónica is mostly related to mobile and fixed connectivity, as well as digital and data services.

Climate Change

Areas	Contents	Reporting criteria	GRI description	Reference/location	GRI omissions
	The important elements of the greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	3-3	Approach to emissions management.	2.1.5. Action plan and commitments 2.2.6. Action plan and commitments	
		305-1	Direct GHG emissions (Scope 1).	2.1.6. Progress in 2023 2.2.7.3. GHG emissions Direct answer: Biogenic emissions: 16,267 tCO$_2$eq (2022 data: 13,873 tCO$_2$eq)	
		305-2	Indirect GHG emissions from the generation of energy (Scope 2).	2.1.6. Progress in 2023 2.2.7.3. GHG emissions	
		305-3	Other indirect GHG emissions (Scope 3).	2.1.6. Progress in 2023 2.2.7.3. GHG emissions	
		305-4	GHG emissions intensity.	2.2.7.3. GHG emissions	
		305-5	Reduction of GHG emissions.	2.2.6.3. Reducing our own emissions 2.2.6.4. Reducing value chain emissions 2.2.7.3. GHG emissions	
	The measures adopted in order to adapt to the consequences of climate change.	3-3	Approach to emissions management.	2.1.5. Action plan and commitments 2.2.6. Action plan and commitments	
		201-2	Financial implications and other risks and opportunities due to climate change.	2.2.5. Impacts, risks and opportunities	
	The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented to that end.	3-3	Approach to emissions management.	2.2.2. Targets	
		305-5	Reduction of GHG emissions.	2.2.6.3. Reducing our own emissions 2.2.6.4. Reducing value chain emissions 2.2.7.3. GHG emissions	

Areas	Contents	Reporting criteria	GRI description	Reference/location	GRI omissions
	Protection of biodiversity				
	Measures taken to preserve or restore biodiversity.	3-3	Management focus. Biodiversity.	2.4.5. Action plan and commitments	
	Impacts caused by the activities or operations in protected areas.	3-3	Management focus. Biodiversity.	2.4.6. Progress in 2023	
Social and personnel-related matters	**Employment**				
	Total number and distribution of employees by sex, age, country and professional classification.	2-7	Employees.	2.5.7.1. Distribution of employees by country 2.7.7.3. Staffing structure	
		2-8	Workers who are not employees.		Reason for omission: Information unavailable/incomplete. The information included in the Report includes only internal employees hired by Telefónica.
		202-2	Proportion of senior management hired from the local community.	Direct answer: 67% of the CEOs and chairmen in the countries are local.	
		405-1	Diversity of governance bodies and employees.	2.7.7.1. Structure of the Board of Directors 2.7.7.2.Structure of the Executive Team 2.7.7.3. Staffing structure 2.7.7.4. Diversity indicators	
	Total number and distribution of types of employment contracts.	2-7	Employees.	2.5.7.2. Distribution of employees by type of contract	
	Annual average of permanent contracts, temporary contracts and part-time contracts by sex, age and professional classification.	2-7	Employees.	2.5.7.2. Distribution of employees by type of contract	
		405-1	Diversity of governance bodies and employees.		
	Number of dismissals by sex, age, country and professional classification.	401-1	New hires and employee turnover.	2.6.5.4. Employee turnover: Involuntary leavers (dismissals*) by gender, age and professional category	
	Average remunerations and their evolution, with a breakdown by sex, age and professional classification or equal value.	405-2	Ratio of basic salary and remuneration of women to men.	2.7.8. Remuneration indicators	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Wage gap, the remuneration of jobs of equal value or the average of the Company.	3-3	Employment + diversity and equality of opportunities.	2.7.5. Action plan and commitments	
		405-2	Ratio of basic salary and remuneration of women to men.	2.7.8. Remuneration indicators	
	The average remuneration of directors and managers, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, with a breakdown by sexes.	3-3	Approach to diversity and equality management.	2.7.8. Remuneration indicators	
		2-19	Remuneration policies.	2.6.3.5. How to assess effort 5.1.1. Principles of the Remuneration Policy 5.1.2. Our remuneration practices 5.1.6. Application of the Remuneration Policy in 2023	
		2-20	Process to determine remuneration.	2.6.3.5. How to assess effort 5.1.7. The process for determining the Remuneration Policy and the Company's bodies involved	
		2-21	Annual total compensation ratio.	2.7.8. Remuneration indicators	Reason for omission: Confidentiality constraints. Information included in the Report covers the annual compensation ration for the Company's CEO. Information relating to the different countries is not published on specific confidentiality grounds. Information regarding the percentage increase is not published for specific confidentiality reasons.
		202-1	Ratios of standard entry-level wage by gender compared to local minimum wage.	2.7.8. Remuneration indicators	
		201-3	Defined benefit plan obligations and other retirement plans.	2.6.3.5. How to assess effort	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees.		Reason for omission: Not applicable. Part-time or temporary percentage of employees is insufficient to be considered material for Telefónica.
	Implementation of end of employment policies.	3-3	Approach to employment management.	2.8.4.3. Work-life balance	
	Employees with disabilities.	405-1	Diversity of governance bodies and employees.	2.7.6.2. Disabilities	
Organisation of work					
	Organisation of work time.	3-3	Approach to employment management.	2.8.4.3. Work-life balance	
	Number of hours of absenteeism.	3-3	Approach to employment management (quantitative data on absenteeism).	2.9.7. Main occupational health and safety at work indicators	
	Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents.	3-3	Approach to employment management.	2.8.4.3. Work-life balance	
		401-3	Parental leave.	2.6.5.4. Employee turnover: Parental leave	
Health and safety					
	Health and safety conditions at work.	403-1	Occupational health and safety management system.	2.9.5.1. Management systems: prevention of work-related accidents and occupational diseases	
		403-2	Hazard identification, risk assessment and incident investigation.	2.9.5.1. Management systems: prevention of work-related accidents and occupational diseases	
		403-3	Occupational health services.	2.9.5.2. Occupational health services	
		403-5	Training of workers in occupational health and safety.	2.9.5.3. Training and worker representation	
		403-6	Promotion of workers' health.	2.9.5.4. Promotion of employees' health	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		403-7	Prevention and mitigation of impacts on the health and safety of workers directly linked to business relation-ships.	2.9.5.5. Commitment to our suppliers 2.19.6.1. Risk management in 2023	
		403-8	Coverage of the occupational health and safety management system.	2.9.6.1. Management system 2.9.7. Main occupational health and safety at work indicators	Reason for omission: Information unavailable/incomplete. The information included in the Report includes only internal employees hired by Telefónica.
	Occupational accidents, in particular their frequency and severity. Occupational diseases, broken down by sex.	403-9	Injuries due to occupational accidents.	2.9.7. Main occupational health and safety at work indicators	Reason for omission: Information unavailable/incomplete. The information included in the Report includes only internal employees hired by Telefónica.
		403-10	Occupational dis-eases and illnesses.	2.9.7. Main occupational health and safety at work indicators Direct answer: No particular incidence or risk of diseases related to the Company's activity is apparent.	Reason for omission: Information unavailable/incomplete. The information included in the Report includes only internal employees hired by Telefónica.
Labour relations					
	Organisation of dialogue in labour matters, including procedures to inform and consult employees and negotiate with them.	3-3	Approach to worker-Company relations management.	2.8.4.4. Labour relations. Social dialogue	
		402-1	Minimum notice periods regarding operational changes.	2.8.4.4. Labour relations. Social dialogue	
		407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 Direct answer: During the financial year 2023, there were no transactions in which employees/ suppliers' rights of freedom of association were violated.	
	Percentage of employees covered by collective agreements, by country.	2-30	Collective bargaining agreements.	2.8.5.4. Social dialogue: Percentage of all employees covered by collective bargaining agreements	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	The outcome of collective agreements, particularly in the sphere of occupational health and safety.	403-4	Worker participation, consultation and communication on occupational health and safety.	2.8.5.4. Social dialogue 2.9.5.3. Training and worker representation	
	Mechanisms and procedures that the company has in place to promote the involvement of workers in the management of the company, in terms of information, consultation and participation.	3-3	Approach to worker-Company relations management.	2.8.4.4. Labour relations. Social dialogue 2.9.5.3. Training and worker representation: Worker representation and participation	
Training					
	The policies implemented in the field of training.	3-3	Management approach to training and education.	2.6.3.2. Universitas Telefónica 2.6.4.2. Training and development 2.15.5.1. Training	
		404-2	Programmes for upgrading employee skills and transition assistance programmes.	2.6.3. Action plan and commitments 2.6.4.2. Training and development 2.8.4.5. Outplacement programs	
		404-3	Percentage of employees receiving regular performance and career development reviews.	2.6.3.6. Performance reviews 2.6.4.4. Performance review model	
	Total number of hours of training by professional categories.	404-1	Average hours of training per year per employee.	2.6.4.2. Training and development 2.6.7. Training indicators	
Equality					
	Measures adopted to promote equality of treatment of and opportunities for men and women.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7.5.1. Committed to equal opportunities	
	Equality plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration and universal accessibility of people with disabilities.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7.5.1. Committed to equal opportunities 2.7.5.3. Programs and actions to promote diversity and inclusion	
	Policy against all types of discrimination and, where appropriate, the management of diversity.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7.5.1. Committed to equal opportunities 2.7.5.3. Programs and actions to promote diversity and inclusion	

Areas	Contents	Reporting criteria	GRI description	Reference/location	GRI omissions
	Universal accessibility of people with disabilities.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7.5.3. Programs and actions to promote diversity and inclusion	
Human rights	Application of due diligence measures with regard to human rights. Prevention of the risks of violation of human rights and, where applicable, measures to mitigate, manage and repair possible abuses committed.	3-3	Management approach to the evaluation of human rights + freedom of association and collective bargaining + child labour + forced or compulsory labour.	2.19.6.1. Risk management in 2023 2.14.6. Action plan and commitments	
		2-23	Policy commitments.	2.14.4. Policies 2.14.6. Action plan and commitments	
		2-26	Mechanisms for seeking advice and raising concerns.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel	
	Reports of cases of violation of human rights.	406-1	Incidents of discrimination and corrective actions taken.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel: Complaints	
	Promotion and fulfilment of the provisions of the fundamental conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining.	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 Direct answer: During the financial year 2023, there were no transactions in which employees/ suppliers' rights of freedom of association were violated.	
	The elimination of discrimination in employment and occupation.	3-3	Management approach to non-discrimination.	2.7.5.1. Committed to equal opportunities 2.7.5.3. Programs and actions to promote diversity and inclusion 2.14.6.1. Phases of due diligence 2.15.2. The Telefónica Group's main sustainability-related policies and regulations 2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel: Complaints 2.20.3. Material issues 2.20.6. UN Global Compact Commitment	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		406-1	Incidents of discrimination and corrective actions taken.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel: Complaints	
	The elimination of forced or compulsory labour.	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.	2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 2.14.6.1. Phases of due diligence	
	The effective abolition of child labour.	408-1	Operations and suppliers at significant risk for incidents of child labour.	Direct answer: There are no operations with a significant risk of child or forced labour during the financial year 2023.	
Corruption and bribery	Measures adopted to prevent corruption and bribery.	2-23	Policy commitments.	2.16.2. Governance 2.16.5. Action plan and commitments 2.16.5.1. Compliance: Compliance – anti-corruption	
		2-26	Mechanisms for seeking advice and raising concerns.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel	
		205-1	Operations assessed for risks related to corruption.	2.16.5.1. Compliance: Compliance – anti-corruption	
		205-2	Communication and training about anti-corruption policies and procedures.	2.16.5.2. Training	
		205-3	Confirmed incidents of corruption and actions taken.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel: Main indicators for complaints	
	Measures to combat money laundering.	205-2	Communication and training about anti-corruption policies and procedures.	2.16.5.1. Compliance 2.16.5.1. Compliance: Compliance – money laundering	

Areas	Contents	Reporting criteria	GRI description	Reference/location	GRI omissions
	Contributions to non-profit foundations and entities.	3-3	Approach to anti-corruption management.	Direct answer: Telefónica's contribution to Fundación Telefónica in 2023 totaled 46.8 million euros. 45.8 million of this amount was in cash. Contributions in kind include the transfer of the right of temporary and free usufruct in favour of Fundación Telefónica over the Espacio Escuela 42 and the donation in kind of various assets and rights for a value of 1.0 million euros. Cash payments of 70.2 million euros and in-kind contributions of 0.9 million euros were made during the financial year 2022.

Atam is an association created by Telefónica whose objective is to support people with disabilities. It is a mutually supportive and collaborative organisation. It is a non-profit entity that was incorporated more than 40 years ago and has been declared a Public Utility. It is organised as a Social Protection System for people suffering from disabilities and/or dependency. Telefónica's contribution was 7.20 million euros in 2023. In 2022, it was 6.80 million euros. | |
| | | 415-1 | Political contributions. | Direct answer: Telefónica remains politically neutral. We do not take a position, directly or indirectly, for or against, of any political party and we do not make donations (0€) to political parties or organizations, public or private, linked to political parties. | |

Company's commitments to sustainable development

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Society	The impact of the Company's activity on local employment and development.	3-3	Approach to local communities + indirect economic impacts management.	2.13.3. Impact assessment: frameworks and methodologies 2.13.4. Progress: contribution to socioeconomic development and the environment	
		201-1	Direct economic value generated and distributed.	2.13.4.1. Economic contribution: Direct economic value generated and distributed	
		203-1	Infrastructure investments and services supported.	2.13.4.2 Social contribution – Digital inclusion Direct answer: Total Telefónica Group investment in infrastructure and applied services: 5,579 million euros (2022 figure: 5,819 million euros).	
		203-2	Significant indirect economic impacts.	2.13.4.2 Social contribution – Digital inclusion	
	The impact of the Company's activity on the local populations and the territory.	203-1	Infrastructure investments and services supported.	2.13.4.2 Social contribution – Digital inclusion Direct answer: Total Telefónica Group investment in infrastructure and applied services: 5,579 million euros (2022 figure: 5,819 million euros).	
		203-2	Significant indirect economic impacts.	2.13.4.2 Social contribution – Digital inclusion	
	The relations maintained with local community players and the forms of dialogue with them.	2-29	Approach to stakeholder engagement.	1.4.5. Stakeholder engagement 2.20.1. Telefónica stakeholders 2.20.2. Types of involvement and relationship with our stakeholders	
	Association or sponsorship actions.	2-28	Membership associations.	2.20.7. Collaboration with other associations	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Subcontracting and suppliers					
	* The inclusion in the procurement policy of social, gender equality and environmental issues. * Consideration in relations with suppliers and subcontractors of their social and environmental responsibility.	2-6	Activities, value chain and other business relationships.	2.19.5. Action plan and commitments 2.20.4. Structure and scope of consolidation of sustainability information	
		308-1	New suppliers that have passed evaluation and selection filters according to environmental criteria.	2.19.6.1. Risk management in 2023	
		204-1	Proportion of spending on local suppliers.	1.9.4.3. Helping society thrive: Value chain 2.19.6.2. Engagement in 2023: Summary of key indicators	
		414-1	New suppliers screened using social criteria.	2.19.6.1. Risk management in 2023	
	Supervision and audit systems and their results.	414-1	New suppliers screened using social criteria.	2.19.6.1. Risk management in 2023	
		414-2	Negative social impacts in the supply chain and actions taken.	2.19.5.1. Risk management 2.19.6.1. Risk management in 2023 Direct answer: If we focus our risk analysis exclusively on the assessment of specific social impacts, given the product or service they supply, we have 663 suppliers with potential or actual significant negative social impacts.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Customers					
	Measures for the health and safety of consumers.	416-1	Assessment of the health and safety impacts of product and service categories.	2.10.6.3. Quality and reliability of our network and services: Health and safety in our products	
	Complaint systems, complaints received and their resolution.	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services.	2.10.6.3. Quality and reliability of our network and services: Health and safety in our products	
		418-1	Substantiated claims related to breaches of customer privacy and loss of customer data.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel: Queries 2.18.4.4. Main indicators Direct answer: in 2023, there were 10 queries on data protection/privacy issues in the Queries Channel (2022 data: 32).	
Tax information					
	Profit obtained country by country. Taxes on profits paid.	207-1	Fiscal approach.	2.17.1. Vision 2.17.2. Governance 2.17.3. Policies	
		207-2	Fiscal governance, control and risk management.	2.17.2. Governance 2.17.4. Impacts, risks and opportunities 2.17.5. Action plan and commitments 2.17.6. Progress in 2023	
		207-3	Stakeholder engagement and management of tax concerns.	2.17.5. Action plan and commitments	
		207-4	Country–by–country reporting.	2.17.6.2. Contribution in the countries	

Areas	Contents	Reporting criteria	GRI description	Reference/location	GRI omissions
	Public subsidies received.	201-4	Financial assistance received from government.	217.6.1. Contribution to the development of local economies and local finances	
				Direct answer: Total operating subsidies received by Telefónica in 2023 amounted to 28 million euros (17 million euros in 2022).	
				Total financial assistance from export credit agencies amounted to €236,996. The Group has not used any tax deductions in the last corporate income tax return filed in Spain (due to a negative taxable income).	
Other significant disclosures	Anticompetitive behaviour	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices.	2.16.5.1. Compliance: Compliance – competition	
	Other general disclosures.	1	Foundation.	2.20.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards	
		2-2	Entities included in the organisation's sustainability reporting.	2.20.4. Structure and scope of consolidation of sustainability information	
		2-3	Reporting period, frequency and contact point.	Direct answer: year 2023, annual frequency, Telefónica Global Sustainability (ESG) Office .	
		2-4	Restatements of information.	2.20.4. Structure and scope of consolidation of sustainability information Direct answer: Any changes in methodology or calculation that may have taken place are specified at the foot of the corresponding table throughout this report.	
		2-5	External assurance.	Direct answer: External verification performed by PricewaterhouseCoopers Auditores, S.L.	

Telefónica

Areas	Contents	Reporting criteria	GRI description	Reference/location	GRI omissions
		2-9	Governance structure and composition.	2.15.1. Governance 4.1. Main aspects of Corporate Governance in 2023 and prospects for 2024 4.4. The organisational structure of the administrative bodies	
		2-10	Nomination and selection of the highest governance body.	4.1. Main aspects of Corporate Governance in 2023 and prospects for 2024	
		2-11	Chair of the highest governance body.	Direct answer: José María Álvarez-Pallete 4.4. The organisational structure of the administrative bodies	
		2-12	Role of the highest governance body in overseeing the management of impacts.	2.2.3. Governance 2.13.3. Impact assessment: frameworks and methodologies 2.14.3. Governance 2.15.1. Governance 2.16.2. Governance 2.19.2. Governance 3.1. Risk management framework	
		2-13	Delegation of responsibility for managing impacts.	2.14.3. Governance 2.15.1. Governance	
		2-14	Role of the highest governance body in sustainability reporting.	2.15.1. Governance 2.20.5. Principles for the preparation of the Non-Financial Information Statement (NFIS)	
		2-15	Conflicts of interest.	4.5.2. Conflicts of Interest	
		2-16	Communication of critical concerns.	2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel Direct answer: The highest governance bodies are informed on an annual basis.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		2-17	Collective knowledge of the highest governance body.	4.1. Main aspects of Corporate Governance in 2023 and prospects for 2024 4.4. The organisational structure of the administrative bodies	
		2-18	Evaluation of the performance of the highest governance body.	4.4. The organisational structure of the administrative bodies	
		2-24	Embedding policy commitments.	2.14.4. Policies 2.14.6. Action plan and commitments 2.15.2. The Telefónica Group's main sustainability-related policies and regulations	
		2-25	Processes to remediate negative impacts.	2.14.6. Action plan and commitments 2.16.5. Action plan and commitments	
		2-27	Compliance with laws and regulations.	Direct answer: Detailed information on significant sanctions for these concepts that are in progress in the courts of law and the arbitration bodies, on the various countries in which Telefónica Group is present, can be found, where appropriate, in Note 29, section a) (Other information, Litigation and arbitration) of the Consolidated Annual Accounts of Telefónica, S.A. for the year 2023.	
		3-1	Process to determine material topics.	1.4.2. Double materiality determination process	
		3-2	List of material topics.	1.4.4. The materiality matrix in detail 2.20.3. Material issues	
	European taxonomy for sustainable activities.	Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 and related Delegated Regulations	N/A	1.8. European Taxonomy for sustainable activities	N/A

Telefónica

Regarding the references to the information in chapters 1 and 4, only the content required by the applicable non-financial information regulations and the related GRI Standards has been verified.

All GRI issues related to the indicators included in this table are considered material to the Company, except 301: Materials, 303: Water and Effluents. However, indicators 301-1, 301-3, 303-3 and 303-5 are considered relevant for reporting purposes and therefore the Company provides information in this area.

The GRI Standards used in this Report correspond to the 2016 version, with the exception of the following: GRI 1: Fundamentals (2021), 2: General Contents (2021), 3: Material Issues (2021), 207: Taxation (2019), 303: Water and Effluents (2018), 403: Occupational Health and Safety (2018) and, 306: Waste (2020).

Telefónica
Index 1 2 3 4 5 6
Statement of Non-Financial Information
Consolidated management report 2023

2.20.10. SASB compliance table

Table 1. Sustainability disclosure and accounting metrics

Subject	SASB Code	Metrics	Telefónica's response/Comments
Environmental footprint of operations(1)	TC-TL-130a.1	Total energy consumed (GJ) (electricity + fuels).	21,642,699
		Percentage of grid electricity in total energy consumption.	95%
		Percentage of renewable energy in total energy consumption.	82%
Data privacy	TC-TL-220a.1	Description of policies and practices related to behavioural advertising and customer privacy.	See 2.18.2. Privacy
	TC-TL-220a.2	Number of customers whose information is used for secondary purposes.	72%
	TC-TL-220a.3	Total amount of monetary losses due to legal proceedings in customer privacy matters (€).	300,366 €
	TC-TL-220a.4	Number of requests for customer information from law enforcement agencies.	4,711,614
		Number of customers whose information was requested.	4,784,392
		Percentage resulting in disclosure.	95%
Data security	TC-TL-230a.1	Number of data breaches.	0
		Percentage involving personally identifiable information.[1]	0%
		Number of customers affected.	0
	TC-TL-230a.2	Description of the approach to identifying and addressing data security risks, including the use of third-party cybersecurity standards.	See 2.18.3. Security
Product end-of-life management	TC-TL-440a.1	Materials recovered through collection programmes, percentage of materials recovered that were: • Total recovered (tonnes)	15,255
		• Re-used (%)	46%
		• Recycled (%)	54%
		• Deposited in landfills (%)	0.06%

[1] This percentage has been calculated based on the total number of Telefónica customers who can receive commercial communications. This indicator has been calculated in line with the TC-TL220a.2 standard of the Sustainability Accounting Standards Board (SASB) and includes the proportion of clients who, according to the legislation, do not object to their information being used for such as commercial communication of the Company's products and services. In particular, this indicator does not presuppose the use of information by third companies. Telefónica only processes personal data for secondary purposes in those cases permitted by current regulations or with the consent of customers. Likewise, Telefónica provides information on the processing of its customers' data in the privacy policies of each operation. In any case, the figure (72%) allows us to affirm that the capabilities we make available to clients provide usefulness and they are exercising their rights effectively.

Competitive behaviour and the open Internet	TC–TL–520a.1	Total amount of monetary losses due to legal proceedings related to anti-competitive behaviour regulations.	0
	TC–TL–520a.2 [2]	FIXED NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially–associated content.	FTTH 600: 618,101 Mbps FTTH 1000: 911,331 Mbps There is no differential assessment between associated and non–associated content
		MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially–associated content.	4G: 50,09 Mbps There is no differential assessment between associated and non–associated content
		FIXED NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non–associated content.	FTTH 600: 618,101 Mbps FTTH 1000: 911,331 Mbps There is no differential assessment between associated and non–associated content
		MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non–associated content.	4G: 50,09 Mbps There is no differential assessment between associated and non–associated content
	TC–TL–520a.3	Description of the risks and opportunities associated with net neutrality, paid peering, zero rating and related practices.	Telefónica has defined its policy in the Digital Pact (https://www.telefonica.com/en/web/public-policy/telefonica-digital-deal).
Management of systemic risks arising from technological outages	TC–TL–550a.1 [1]	FIXED NETWORK: Average system outage frequency (outages per customer)	1.6
		MOBILE NETWORK: Average system outage frequency (outages per customer)	27.8
		FIXED NETWORK: Average duration of outage for customer (hours per customer)	3.54
		MOBILE NETWORK: Average duration of outage for customer (hours per customer)	0.05
	TC–TL–550a.2	Discussion of systems to provide unimpeded service during outages.	See 2.10.5.1. Quality and reliability of our network and services

Notes:
[1] Data for Telefónica Spain.

Table 2. Activity metrics

SASB Code	Metrics	Telefónica's response/comments
TC-TL-000.A	Total number of mobile accesses (million).	298.6
TC-TL-000.B	Total number of fixed accesses (million).	26.3
TC-TL-000.C	Number of fixed broadband connections (million).	26.8
TC-TL-000.D	Network traffic in petabytes.	146,074

Telefónica

2.20.11. GSMA ESG Metrics For Mobile (Industry Reporting Framework) compliance table



GSMA ESG METRICS FOR MOBILE INDUSTRY REPORTING FRAMEWORK

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/Comments
Environment	Emissions	Science-based targets	GSMA-ENV-01	Disclose whether you have set, or committed to set, GHG emissions targets that are in line with the goals of the Paris Agreement to limit global warming to well below 2 C above pre industrial levels and pursue efforts to limit warming to 1.5 C and to achieve net zero emissions before 2050. (yes/no)	Yes
		Scope 1, 2 and 3 Emissions	GSMA-ENV-02	Absolute Scope 1 and 2 emissions (tonnes CO2e)	337,119
				Absolute Scope 1 and 2 emissions (tonnes CO2e) per 1PB data	2.3
				Percentage change in absolute Scope 1 and 2 emissions since last reporting period[2]	Telefónica reports its evolution relative to the base year 2015: -81%
				Absolute Scope 3 emissions (tonnes CO2e)	1,970,583
				Absolute Scope 3 emissions (tonnes CO2e) per 1PB data	13
				Percentage change in absolute Scope 3 emissions since last reporting period[3]	Telefónica reports its evolution relative to the base year 2016:: -31%
	Energy	Energy Consumption	GSMA-ENV-03	Total energy consumed (MWh)	6,011,861
				Total energy consumed (MWh) per 1PB of data.[4]	41
				Total Network energy consumed (MWh)	5,733,006
				Total Network energy consumed (MWh) per 1PB of data	39
				Percentage grid renewable	82%
				Percentage grid non renewable	18%
				Percentage off grid renewable	It is not representative for Telefonica's activity.
				Percentage off grid non renewable	It is not representative for Telefonica's activity.

[2] The evolution compared to the previous period is -5%
[3] The evolution compared to the previous period is 2%
[4] Telefónica reports its evolution relative to the base year 2015: -89%

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/Comments
Environment	Waste Reduction	Materials Repaired or Reused	GSMA-ENV-04	Percentage of Network equipment repaired or reused, by units.	Percentage of reused network equipment in tons (GRI 306). Telefónica uses as denominator the total of network equipment managed as waste and not the total deployed equipment: 43%
				Percentage of Network equipment repaired or reused, by purchase price.	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
				Percentage of Handset and CPE repaired or reused, by units.	Percentage of reused Handsets and CPE in tons (GRI 306). Telefónica use as denominator the total of devices managed as waste and not the total deployed devices: 59%
				Percentage of Handset and CPE repaired or reused, by purchase price.	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
		Waste Generated	GSMA-ENV-05	Total waste generated (tonnes) per 1PB of data	Telefónica reports the total waste generated in tons (GRI 306): 52,787
				Network waste (tonnes) per 1PB of data	Telefónica reports Network waste in tons (GRI 306): 11,967
				Handsets and other Customer premises equipment (CPE) waste (tonnes) per 1PB of data	Telefónica reports Handsets and CPE in tons (GRI 306): 3,278
				All other waste (tonnes) per 1PB of data	Telefónica reports All other waste in tons (GRI 306): 37,541

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/Comments
Environment	Waste Reduction	Materials Recycled	GSMA-ENV-06	Percentage of Network waste (from 1.5b) recycled (units)	Percentage of recycled network equipment in tons (GRI 306). Telefónica uses as denominator the total of network equipment managed as waste and not the total deployed equipment: 57%
				Percentage of purchase price of recycled Network waste	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
				Percentage of Handsets and CPE waste (from 1.5c) recycled (units)	Percentage of Handsets and CPE recycled in tons (GRI 306). Telefónica uses as denominator the total of devices managed as waste and not the total deployed devices: 41%
				Percentage of purchase price of recycled Handsets and CPE waste	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
				Percentage of all other waste (from 1.5d) recycled (units)	Telefónica reports Percentage of all other waste in tons: 96%
				Percentage of purchase price of all other recycled waste	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
Digital Inclusion	Network Coverage	Population Covered by Mobile Network	GSMA-INC-01	Percentage of population covered by operator's mobile network.Breakdown by: 3G, 4G, 5G	4G: 92%
	Affordability	Device and Subscription Affordability	GSMA-INC-02	Cost of the most affordable data-enabled phone, as percentage of monthly GDP per capita	It is not possible to report this indicator due to services with convergent tariffs.
				Average cost of 1GB of data, as percentage of monthly GDP per capita	It is not possible to report this indicator due to services with convergent tariffs.
	Digital Skills	Digital Skills Programmes	GSMA-INC-03	Number of people (excluding employees) that have completed a digital skills training programme, divided by total subscribers	1,251,354[5]

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[5] A total of 1,251,354 people have been trained under the projects: Lanzaderas, Conecta Empleo, Piensa en Grande, Competencias Digitales de Educadores y Escuela 42.

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/Comments
Digital Integrity	Data Protection	Customer Data Incidents	GSMA-INT-01	Number of data breaches, per million subscribers	Total number of digital security breaches or incidents classified as serious: 0[6]
				Percentage of data breaches involving personally identifiable information (PII)	0%
				Number of customers affected, per million subscribers	0[7]
				Number of regulatory actions for data protection violations (e.g. marketing related complaints, data breaches, etc), per million subscribers	0
	Digital Rights	Digital Rights Policy	GSMA-INT-02	Is there a policy specifically covering Digital rights protection and transparency, Privacy, Freedom of expression, Government mandates to shut down or restrict access, and/or Government requests for data? (yes/no)	Yes
	Online Safety	Online Safety Measures	GSMA-INT-03	Do you have controls or programmes in place to improve online safety for children and other vulnerable groups? (yes/no)	Yes

[6] Are the ones which have a high impact for the Group company concerned and meet one of the following criteria:
- Estimated direct economic impact of more than €500,000.
- Significant traditional and social media coverage, assessed by the local cybersecurity team.
- Impact on the continuity of a main service (mobile or fixed telephony, internet, etc.), affecting more than 10% of users for at least one hour.
- Affecting more than 25% of systems.
- Relating to leakage of customer or employee data, provided that more than 5% of customers or employees have been affected. They may also be considered as having a high impact when, without reaching the threshold, they pose a high risk to the rights and freedoms of natural persons.
- Other (as justified by the Chief Security Officer).
[7] Number of customers affected by data breaches divided by total accesses of Telefónica x 1,000,000

Telefónica

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/Comments
Supply Chain	Sustainable Supply Chain	Sustainable Procurement Policy	GSMA-SUP-01	Do you have a Sustainable Procurement Policy in place? (yes/no)	Yes
				If yes, how many of the following elements does it cover?	
				Organizational governance: decision making processes and structures	Yes
				Human rights	Yes
				Labour practices	Yes
				Environment	Yes
				Fair operating practices	Yes
				Consumer issues	Yes
				Community involvement and development	Yes
		Supplier Assessments	GSMA-SUP-02	Percentage of suppliers screened against the Sustainable Procurement Policy using company defined and documented assessment procedure, within the previous two years	100%[8]
				Percentage of suppliers assessed against the Policy through site visits, within the previous 2 years	72%[9]

[8] Percentage of suppliers that accepted the sustainability standards. Annual data..

[9] Percentage of high-risk suppliers who underwent an external sustainability assessment. Annual data..

2.20.12. Principal Adverse Sustainability Impacts indicators

Adverse Sustainability Indicator		Metric	2023
Mandatory climate and other environment-related indicators			
	1. GHG Emissions	Scope 1 GHG Emissions	122,460 tCO2e
		Scope 2 GHG Emissions (market-based)	214,659 tCO2e
		Scope 3 GHG Emissions	1,970,583 tCO2e
		Total GHG Emissions	2,105,105 tCO2e
	2. Carbon Footprint	Carbon footprint	2,105,105 tCO2e
Green-house gas emissions	3. GHG intensity	GHG Intensity (scope 1 + 2+3) (per revenues)	56.8 tCO2e / M€
	4. Exposure to companies active in the fossil fuel sector	Investment in companies active in the fossil fuel sector	N/A
	5. Share of non-renewable energy consumption and production	Proportion of consumption and production of non-renewable energy in comparison with renewable energy sources (proportion with respect to the total number of Energy sources)	16%
	6. Energy consumption intensity per high impact climate sector	Energy consumption in MWh per million EUR of revenue	147.89
Biodiversity	7. Activities negatively affecting biodiversity-sensitive areas	Headquarters or operations sites located in or near sensitive areas in terms of biodiversity	2%
Water	8. Emissions to water	Tons of emissions to water generated	Water use is mostly sanitary and to a lesser extent, losses associated with air conditioning. Therefore, there are no pollutant emissions into the water beyond the sanitary discharges associated with the staff.
Waste	9. Hazardous waste ratio	Tons of hazardous waste (% of the total)	8%

Adverse Sustainability Indicator		Metric	2023
Mandatory social and employee, respect for human rights, anti-corruption and anti-bribery matters indicators			
Social and employee matters	10. Violations of UN Global Compact principles and Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises	Violations of the principles of the United Nations Global Compact and the OECD Guidelines for Multinational Enterprises	The Global Human Rights Policy is guided by the UNGP for business and human rights, the OECD for MNE and many other international human rights agreements. This policy outlines our due diligence, including those relating to forced labour, slavery and child labour, among other.
	11. Lack of processes and compliance mechanisms to monitor compliance with UN Global Compact principles and OECD Guidelines for Multinational Enterprises	UNGC and OECD compliance policy	The Global Human Rights Policy is guided by the UNGP for business and human rights, the OECD for MNE and many other international human rights agreements. This policy outlines our due diligence, including those relating to forced labour, slavery and child labour, among other.
	12. Unadjusted gender pay gap	Average unadjusted gender pay gap	16.1%
	13. Board gender diversity	Ratio between the number of women on the Board of Directors and the total number of members	40%
	14. Exposure to controversial weapons (anti-personnel mines, cluster munitions, chemical weapons and biological weapons)	Ratio of investments in companies related to the manufacture or sale of controversial weapons	N/A
Additional climate and other environment-related indicators			
Emissions	1. Emissions of inorganic pollutants	Equivalent tons of inorganic pollutants	Telefónica's activities do not produce significant polluting emissions (NOX, SOX, particles).
	2. Emissions of air pollutants	Equivalent tons of air pollutants	Telefónica's activities do not produce significant polluting emissions (NOX, SOX, particles).
	3. Emissions of ozone-depleting substances	Ozone-depleting substances	15 t leaked gas
	4. Investments in companies without carbon emission reduction initiatives	Carbon emission reduction initiatives	N/A
Energy performance	5. Breakdown of energy consumption by type of non-renewable sources of energy	Breakdown of energy consumption by type of non-renewable sources of energy	Telefónica reports this information in CDP questionnaire, section C8.2a.

Adverse Sustainability Indicator		Metric	2023
Water, waste, and material emissions	6. Water usage and recycling	Amount of water consumed	2,785 ML
	7. Investments in companies without water management policies	Water management policies	Telefónica has a Global Environmental Policy that includes a commitment to water, and applies to all the companies in the Telefónica Group, regardless of location or business activity.
	8. Exposure to areas of high water stress	Operation sites located in areas of high water stress without a water management policy	Telefónica has a Global Environmental Policy that includes a commitment to water, and applies to all the companies in the Telefónica Group, regardless of location or business activity.
	9. Investments in companies producing chemicals	Companies whose activities fall within Division 20.2 of Annex I to Regulation (EC) No 1893/2006	N/A
	10. Land degradation, desertification, soil sealing	Companies whose activities may cause soil degradation, desertification or soil sealing	N/A
	11. Investments in companies without sustainable land/agriculture practices	Companies without sustainable agricultural or land use practices or policies	N/A
	12. Investments in companies without sustainable oceans/seas practices	Companies without sustainable ocean/sea practices	N/A
	13. Non-recycled waste ratio	Tons of non-recycled waste generated (% of the total)	3%
	14. Natural species and protected areas	Companies whose operations affect threatened species	N/A
	15. Deforestation	Companies without policies to address deforestation	N/A
Green securities	16. Share of securities not issued under Union legislation on environmentally sustainable bonds	Proportion of securities not issued under Union law on environmentally sustainable bonds	N/A

Adverse Sustainability Indicator		Metric	2023
Additional indicators for social and employee, respect for human rights, anti-corruption and anti-bribery matters			
Social and employee matters	1. Investments in companies without workplace accident prevention policies	Companies without accident prevention policies in place	See Occupational Health, Safety and Well-Being Policy.
	2. Rate of accidents	Rate of accidents	See 2.9.7. Main occupational health and safety indicators (Safety, health and well-being at work).
	3. Number of days lost to injuries, accidents, fatalities or illness	Number of days lost to injuries, accidents, fatalities or illness	See 2.9.7. Main occupational health and safety indicators (Safety, health and well-being at work).
	4. Lack of a supplier code of conduct	Companies without a supplier code of conduct (versus unsafe working conditions, work precarious, child labour and forced labour)	Our Supply Chain Sustainability Policy includes the code of conduct for all our suppliers. In it, we set out the minimum criteria for responsible business that any company wishing to become a supplier of the Telefónica Group must comply with.
	5. Lack of grievance/complaints handling mechanism related to employee matters	Companies without a grievance/complaints managing mechanism related to employee matters	See 2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel.
	6. Insufficient whistleblower protection	Entities without whistleblower protection policies	See 2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel.
	7. Incidents of discrimination	Number of incidents of discrimination reported in companies	See 2.16.5.3. Complaint and remedy mechanisms: Whistleblowing and Queries Channel.
	8. Excessive CEO pay ratio	Average ratio between the total annual remuneration of the person with the highest salary and the average annual remuneration of the group of workers (excluding the person with the highest remuneration)	96:1

Adverse Sustainability Indicator		Metric	2023
Human Rights	9. Lack of a human rights policy	Entities without human rights policy	We have a Global Human Rights Policy in place that was adopted by our Board of Directors and is applicable to all companies of the Telefónica Group.
	10. Lack of due diligence	Entities without a due diligence process to identify, avoid, mitigate and address adverse human rights incidents	See Telefónica's Human Rights and Environmental Due Diligence Process. See chapter 2.14.6. Action plan and commitments (Human Rights).
	11. Lack of processes and measures for preventing trafficking in human beings	Companies invested without proper processes and measures for preventing trafficking in human beings	As part of the Global Human Rights Policy, we prohibit any form of human trafficking within our operations as well as supply chain and conduct risk-based due diligence to minimise any possible risks in our supply chains.
	12. Operations and suppliers at significant risk of incidents of child labour	Operations and suppliers at significant risk of incidents of child labour in terms of geographic areas or types of operation	No significant risk identified. See 2.19.5 Action plan and commitments (Responsible supply chain management).
	13. Operations and suppliers at significant risk of incidents of forced or compulsory labour	Operations and suppliers at significant risk of incidents of forced or compulsory labour in terms of geographic areas or types of operation	No significant risk identified. See 2.19.5 Action plan and commitments (Responsible supply chain management).
	14. Number of identified cases of severe human rights issues and incidents	Number of identified cases of severe human rights issues and incidents	See answer to "Violations of UN Global Compact principles and Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises". No cases of severe human rights issues and incidents. Having said that, we report the number of consultations/ complaints on human rights in our Responsible Business Channel. See 2.14. Human rights.
Anti-corruption & anti-bribery	15. Lack of anti-corruption and anti-bribery policies	Entities without anti-corruption and anti-bribery policies consistent with the United Nations Convention against Corruption	See Anti-corruption Policy.
	17. Number of convictions and amount of fines for violation of anti-corruption and anti-bribery laws	Number of convictions and amount of fines for violation of anti-corruption and anti-bribery laws	No litigation of this nature has occurred. See Note 29 in Consolidated Annual Accounts.



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent verification report

To the shareholders of Telefónica, S.A.:

Pursuant to article 49 of the Code of Commerce, we have verified, with the scope of a limited assurance engagement, the Consolidated Non-Financial Information Statement ("NFIS") for the year ended 31 December 2023 of Telefónica, S.A. (Parent company) and subsidiaries (hereinafter "Telefónica" or the Group) which forms part of the accompanying Group consolidated management report ("CMR").

The content of the consolidated management report includes information additional to that required by current mercantile legislation in relation to non-financial information, which has not been covered by our verification work. In this respect, our work was limited solely to verifying the information identified in the section "2.20.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards" included in the accompanying consolidated management report.

Likewise, we have carried out a moderate assurance engagement of the application of the principles of inclusivity, materiality, responsiveness, and impact, related to the information included in the section "1.4 Materiality" of the CMR in accordance with the provisions of the 2018 AccountAbility Principles Standard AA1000 (AA1000AP) issued by AccountAbility.

Responsibility of the directors of the Parent company

The preparation of the NFIS included in Telefónica's consolidated management report and the content thereof, are the responsibility of the directors of Telefónica, S.A. The NFIS has been drawn up in accordance with the provisions of current mercantile legislation and in accordance with the criteria of the *Sustainability Reporting Standards* of the *Global Reporting Initiative* ("GRI Standards") as per the details provided for each matter in the section "2.20.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards" of the consolidated management report.

This responsibility also includes the design, implementation and maintenance of the internal control considered necessary to allow the NFIS to be free of material misstatement due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the NFIS is obtained.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

Our independence and quality management

We have complied with the independence requirements and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code of Ethics) which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies International Standard on Quality Management (ISQM) 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

The engagement team consisted of professionals specialising in Non-financial Information reviews, specifically in information on economic, social and environmental performance.

Our responsibility

Our responsibility is to express our conclusions in a limited assurance independent report based on the work we have performed. We carried out our work in accordance with the requirements laid down in the current International Standard on Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and in the Guidelines for verification engagements of the Statement of Non-Financial Information issued by the Spanish Institute of Auditors ("Instituto de Censores Jurados de Cuentas de España").

In addition, we have performed our moderate assurance engagement (type 2) in accordance with the AA1000 Assurance Standard v3 issued by AccountAbility in relation to the nature and extent of the organization's compliance with the principles, as well as the reliability of specific information regarding sustainability performance.

In a limited assurance engagement, the procedures performed vary in nature and timing of execution, and are less extensive, than those carried out in a reasonable assurance engagement and accordingly, the assurance provided is also lower.

Our work consisted of posing questions to management as well as to the various units of the Group that were involved in the preparation of the NFIS, of the review of the processes for compiling and validating the information presented in the NFIS, and in the application of certain analytical procedures and review procedures on a sample basis, as described below:

- Meetings with the Telefónica, S.A. personnel to understand the business model, policies and management approaches applied, principal risks relating to these matters and to obtain the information required for the external review.

- Analysis of the scope, relevance and integrity of the content of the NFIS for the year 2023, based on the materiality analysis carried out by the Group and described in section "1.4. Materiality", taking into account the content required by current mercantile legislation.

- Analysis of the procedures used to compile and validate the information presented in the NFIS for the year 2023.

- Review of information relating to risks, policies and management approaches applied in relation to material matters presented in the NFIS for the year 2023.

- Analysis of the documentation and actions related to the application of the inclusivity, materiality, responsiveness, and impact principles of the AA1000AP.

- Verification, by means of sample testing, of the information relating to the content of the NFIS for the year 2023 and that it was adequately compiled using data provided by the sources of the information.

- Regarding the indicators on energy consumption and greenhouse gas emissions, we have reviewed that they have been verified by an independent third party in accordance with the ISO 14064-3 standards and we have evaluated the competence, capabilities and objectivity of the verification team and the adequacy of its work based on a review of the work planning activities and reports issued.

- Obtaining a management representation letter from the directors and management of the Parent company.

Conclusion

Based on the procedures performed in our verification and the evidence we have obtained, nothing has come to our attention that causes us to believe that:

- The NFIS of Telefónica, S.A. and its subsidiaries, for the year ended 31 December 2023 has not been prepared, in all material respects, in accordance with the provisions of current mercantile legislation and in accordance with the criteria of GRI as per the details provided for each matter in the 2.20.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards of the consolidated management report.

- The information included in the section "1.4. Materiality" of Telefónica's CMR, regarding the application of the principles of inclusivity, materiality, responsiveness, and impact, has not been prepared, in all of their significant matters, in accordance with the provisions of the AA1000AP.

Emphasis of matter

Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 relating to the establishment of a framework to facilitate sustainable investments, as well as the Delegated Acts promulgated in accordance with the provisions of the aforementioned Regulation, establish the obligation to disclose information on the manner and extent to which the company's activities are associated with eligible economic activities in relation to the environmental objectives of sustainable use and protection of water and marine resources, transition to a circular economy, prevention and control of pollution and protection and restoration of biodiversity and ecosystems (the rest of the environmental objectives), and with respect to certain new activities included in the objectives of mitigation and adaptation to climate change, for the first time for the 2023 financial year, in addition to the information referring to eligible and aligned activities already required in the 2022 financial year in relation to the objectives of climate change mitigation and climate change adaptation. Consequently, comparative information on eligibility in relation to the rest of the environmental objectives indicated above or on new activities included in the objectives of climate change mitigation and climate change adaptation, has not been included in the accompanying NFIS. Furthermore, to the extent that the information relating to the 2022 financial year was not required with the same level of detail as in the 2023 financial year, the information disclosed in the accompanying NFIS is not strictly comparable either. In addition, it should be noted that Telefónica's directors have incorporated information on the criteria that, in their opinion, allow for improved compliance with the aforementioned obligations and which have been defined in section "1.8. European taxonomy of sustainable activities" of the accompanying NFIS. Our conclusion has not been modified in relation to this matter.

Recommendations

Regarding the observations and recommendations for improvement which have arisen from the implementation of our assurance engagement, we proceed to suggest some recommendations which seek to empower the application of the principles of inclusivity; materiality, responsiveness, and the impact of the AA1000AP Standard (2018), nevertheless, these improvements do not modify the limited or moderate nature of this assurance engagement report.

Inclusivity

Inclusivity relates to an organisation's commitment to be accountable to its stakeholders, fostering their active participation in identifying relevant sustainability issues. This ensures that all relevant stakeholder perspectives are taken into account when determining the materiality of the organisation. In this regard, the adoption of the European Corporate Sustainability Reporting Directive (CSRD) and the new European Sustainability Reporting Standards highlights the importance of the organisation's cooperation with stakeholders; according to these standards, such collaboration is indispensable not only for the organisation's due diligence process but also for assessing materiality in terms of sustainability. This engagement further encompasses stakeholder´s participation in the organisation's processes to identify and evaluate both actual and potential negative impacts, laying the groundwork for the assessment process to identify material issues for sustainability disclosures.

In this line, the Group highlights in its consolidated management report the methodological update of its double materiality analysis. This update, aligned with the directive, devolves into key aspects, notably the thorough identification and comprehensive assessment of impacts, risks and opportunities (IROs) and the incorporation of the expectations of its main stakeholders. The Group also stresses the relationship it maintains with its stakeholders, which allows it to identify, evaluate and prioritise those issues considered relevant and trends in the field of sustainability.

In this regard, it is suggested that Telefonica continues to follow up and adopt the new guidelines established by the technical group of the European Financial Reporting Advisory Group (EFRAG), especially with regard to the inclusion and consideration of affected stakeholders throughout its value chain, both upstream and downstream.

Relevance

Telefonica's double materiality analysis has been performed in five steps to assess the impact from a global perspective, according to the impact on Telefonica's value and the impact on society and the environment: contextual analysis; the identification of topics, subtopics and impacts, risks and opportunities; the assessment of potentially material impacts, risks and opportunities; the determination of material topics; and the monitoring and validation of materiality.

In its consolidated management report, the Group highlights the development of consultations and studies carried out through its different relationship channels with customers, employees, suppliers, society, analysts, investors, insurance companies and competitors and the consideration of these in its assessment of potentially material impacts, risks, and opportunities.

In this sense, it is recommended that Telefonica continues making progress and adapting to the new guidelines established by the European Financial Reporting Advisory Group (EFRAG). This includes monitoring the implementation guidelines on materiality and value chain analysis, as well as maintaining its commitment of making updates in response to any possible modifications.



Responsiveness

The double materiality approach enables the Group to respond to relevant sustainability issues and their related impacts on its external and internal stakeholders. Likewise, this approach enables Telefonica's decisions, actions, and performance to incorporate relevant issues as well as their related impacts. As a result of the Group's existing communication channels, action plans have been established to address emerging needs. Addressing stakeholders in a way that responds to the specific needs, concerns and expectations of each group has become a key strategic aspect for organisations. In this context, Telefonica has established dedicated communication channels for each stakeholder group, and through these channels, the Group seeks to deliver responses that cater to the distinct needs, concerns, and expectations of each group. The continuous monitoring of the main channels of dialogue with the most relevant stakeholders enables an effective measurement of the impact of the relationship and commitment to them, which, in turn, facilitates the establishment of action plans to respond to their priorities and expectations.

In line with the above, we recommend that Telefonica continues with the processes of consultation and communication with its stakeholders, through active listening, promoting two-way and effective communication, and direct, fluid and constructive dialogue. This approach ensures a comprehensive understanding of stakeholder expectations and facilitates addressing their priorities.

Impact

In 2023, the Key Performance Indicators (KPIs) reflected in the fiscal year 2022 have been maintained, enabling the evaluation and assessment of performance in terms of impact compared to previous years. In this regard, the table "Communication channels with our stakeholders" in section "1.4.5. Stakeholder engagement", which incorporates a set of KPIs related to matters of interest to various stakeholders. Moreover, a new indicator (satisfaction index) related to suppliers has been integrated in 2023. Within this context, the Group emphasizes in its consolidated management report for 2023, the launch of a survey targeting major suppliers. The purpose is to gather insights into their experience with Telefonica, measure their level of satisfaction and identify aspects that are positively regarded as well as those that are susceptible to improvement. This includes their assessment of how they might be affected by measures taken by Telefonica regarding each of the key material issues.

In light of this, it is advisable for the Group to continue identifying both existing and potential material impacts, not only related to its own operations but also along its value chain. This encompasses products and services and significant business relationships. Emphasis should be placed on areas where impacts are anticipated due to the nature of activities, business relationships, geographic considerations, or other risk factors.

Use and distribution

This report has been drawn up in response to the requirement established in current Spanish mercantile legislation and therefore may not be suitable for other purposes and jurisdictions.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones Ilundáin

23 February 2024



AA1000
Licensed Report
000-42/V3-JLKU0

5

AENOR

Verification Statement of AENOR for Telefónica on the Inventory of greenhouse gas emissions corresponding to the year 2023

DOSSIER: 2009/1133/GHG/01

Introduction

Telefónica (hereinafter the company) has commissioned AENOR Confía, S.A.U. (AENOR) to make a limited revision of the inventory of Greenhouse Gases (GHG) for the verification period of its activities included in the Greenhouse Gas Inventory Report 2023, which is part of this Declaration.

AENOR is accredited by Entidad Mexicana de Acreditación, with number OVVGEI 004/14, in accordance with Standard ISO 14065:2020, for the verification of greenhouse gas emissions in accordance with the requirements established in Standard ISO 14064-3:2019 for the energy and waste sectors.

Inventory of GHG emissions issued by the Organisation:

• Corporate: C/ Ronda de la Comunicación, Distrito Telefónica, Madrid (Spain).

Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office.

Telefónica was responsible for reporting its GHG emissions according to the GHG PROTOCOL standard.

Objective

The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in Telefónica's GHG Inventory.

Scope of the Verification

The greenhouse gases and emission sources considered as well as the geographical scope of the activities included in the organisation's greenhouse gas inventory are described below.

The organisation's GHG emissions inventory includes the following GHGs CO_2, CH_4, N_2O, HFCs and HCFCs.

For the verification process, a control approach is considered, under which Telefónica accounts for emissions attributable to the operations and facilities over which it exercises operational control.

AENOR Confía, S.A.U. C/ Génova 6, 28004 MADRID
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Facilities are defined as base stations, technical buildings, vehicle fleets, office buildings, call centres and shops. Under this approach, the scope of the geographical verification is established for the following countries where the Telefónica Group operates:

Organizational and geographic boundaries		
Europe	**Latin America**	**Telxius Group**
Spain	Argentina (fixed and mobile networks)	**Telefónica Tech**
Fixed and mobile networks	Brazil (fixed and mobile networks)	
Corporate Buildingss	Chile (fixed and mobile networks)	
Distrito Telefónica	Colombia (fixed and mobile networks)	
Diagonal Building	Ecuador (mobile network)	
Gran Vía Building	México (mobile network)	
Boecillo Building	Perú (fixed and mobile networks)	
Germany (mobile network)	Uruguay (mobile network)	
	Venezuela (mobile network)	

Direct, indirect activities and exclusions from verification.

The activities subject to verification are set out in 3 scopes (following the GHG Protocol guidelines), which are:
• Scope 1- Direct GHG emissions
• Scope 2 – Energy indirect GHG emissions
• Scope 3- Other indirect emissions. It is included:
    o Purchase of goods and services
    o Capital goods
    o Activities related to the consumption of energy and fuel (not included in scopes 1 and 2)
    o Business travel
    o Use of sold products
    o Investments

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General Exclusions:

There are no exclusions.

Base year
Telefónica has selected 2015 as the base year for Scope 1 and 2 and 2016 for Scope 3.

Materiality

For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared.

Criteria

In general, the verification of the Greenhouse Gas Inventory Report has been performed taking into account the requirements set out in:

  a) ISO 14064-3:2019: Specification with guidance for the validation and verification of greenhouse gas assertions.
  b) GHG Protocol, Corporate Accounting and Reporting Standard (Revised Edition).
  c) GHG Protocol, Corporate Value Chain (scope 3) Acounting and Reporting Standard.

Finally, the emissions report drawn up by the organisation, dated 2023, was subject to verification.

AENOR waives any responsability for decisions, regarding investment or of any other type, based on this declaration.

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Conclusion

As a conclusion according to the limited level of assurance agreed, AENOR states:

Based on the above, and in accordance with the limited level of assurance, there is no evidence to suggest that the information on GHG emissions reported in Telefónica's Greenhouse Gas Inventory Report for the period 2023 is not a true and fair representation of the emissions from its activities.

In consequence with this Declaration below is a list of the emissions data that were finally verified.

Year: 2023	Unit	TOTAL
Scope 1: Direct GHG emissions	tCO2e	122,459.7
• Operations	tCO2e	29,470.2
• Fleet	tCO2e	21,675.6
• Refrigerant gases and fire extinguishing gases	tCO2e	71,313.9
Scope 2: Indirect GHG emissions (market-based)	tCO2e	214,659.2
• District heating	tCO2e	242.1
• Electricity (market-based)	tCO2e	214,417.2
Scope 2: Indirect GHG emissions (location-based)	tCO2e	1,036,536.9
• District heating	tCO2e	242.1
• Electricity (location-based)	tCO2e	1,036,294.8
Scope 3: Other indirect GHG emissions (total)	tCO2e	2,005,643.1
• Purchased goods and services	tCO2e	1,026,696.2
• Capital goods	tCO2e	225,403.3
• Activities related to energy and fuel consumption (not included in Scope 1 and 2)	tCO2e	105,224.7
• Business travel	tCO2e	34,284.0
• Use of sold products	tCO2e	578,974.8
• Investments	tCO2e	35,060.2
Scope 1 + 2$_{market-based}$ emissions	tCO2e	337,118.9
Total GHG emissions Scope 1 + 2$_{market-based}$ +3	tCO2e	2,342,762.0
Total GHG emissions Scope 1 + 2$_{location-based}$ +3	tCO2e	3,164,639.7
Biogenic emissions	tCO2e	16,267.1
Emissions offsets	tCO2e	33,711.0
Directed actions	tCO2e	45,288.9

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Year: 2023	Unit	TOTAL
Total energy consumption	MWh	6,011,860.8
• - Total electricity consumption + Self-generation of renewable energy	MWh	5,739,167.2
○ Consumption at base stations	MWh	2,764,813.3
○ Consumption in Central Stations (Fixed Switch Sites)	MWh	2,004,008.9
○ Consumption in Mobile Telephone Switching Offices (MTSOS)	MWh	310,858.7
○ Consumption in Data Centers	MWh	373,362.8
○ Consumption in Others (Offices, Call Centers, Shops, Landing Stations, Pops and Waves)	MWh	279,962.0
○ Self-generation of renewable energy	MWh	5,928.8
○ Consumption in electric vehicles	MWh	232.8
• - Fuel consumption + District heating	MWh	272,693.6
○ Operations fuel consumption	MWh	120,305.3
○ Fleet fuel consumption	MWh	147,278.1
○ District heating consumption	MWh	5,110.1
Electricity consumption from renewable sources including self-generation	MWh	4,855,367.5
% of renewable electricity consumption in own facilities	%	83.9
Directed actions	MWh	281,446.5

Directed actions:

Energy Efficiency Plan 2023: In order to optimise the energy consumption of Telefónica's communications network, various actions have been implemented, including the following:

- Network transformation
- Cooling
- Modernization of power equipment
- Lighting
- Power Saving Features
- Self-consumption

Derived from the implementation of the Energy Efficiency Plan 2023, a saving of **45,288.88 tCO2e** has been achieved (equivalent to a saving of **281,446.53 MWh** in electricity consumption).

TELEFÓNICA GROUP BREAKDOWN

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Year: 2023	Unit	TEF ALEMANIA	TEF BRAZIL	TEF ESPAÑA	TEF HISPAM*	GRUPO TELXIUS	Others**	TOTAL
Scope 1: Direct GHG emissions	tCO2e	5,955.4	25,524.3	18,947.2	61,249.9	9,074.8	1,708.0	122,459.7
• Operations	tCO2e	681.2	3,132.1	6,622.3	17,916.3	221.0	897.3	29,470.2
• Fleet	tCO2e	4,811.7	610.1	2,602.0	12,928.2	46.5	677.1	21,675.6
• Refrigerant gases and fire extinguishing gases	tCO2e	462.5	21,782.1	9,722.9	30,405.4	8,807.4	133.6	71,313.9
Scope 2: Indirect GHG emissions (market-based)	tCO2e	234.3	-	-	209,406.7	62.5	4,955.8	214,659.2
• District heating	tCO2e	234.3	-	-	-	-	7.8	242.1
• Electricity (market-based)	tCO2e	-	-	-	209,406.7	62.5	4,948.0	214,417.2
Scope 2: Indirect GHG emissions (location-based)	tCO2e	337,458.6	63,428.9	234,975.9	385,634.6	5,656.4	9,382.5	1,036,536.9
• District heating	tCO2e	234.3	-	-	-	-	7.8	242.1
• Electricity (location-based)	tCO2e	337,224.3	63,428.9	234,975.9	385,634.6	5,656.4	9,374.7	1,036,294.8
Scope 3: Other indirect GHG emissions (total)	tCO2e	391,939.8	302,357.6	529,978.9	676,236.7	8,996.1	96,134.1	2,005,643.1
• Purchased goods and services	tCO2e	194,264.9	186,712.3	303,514.1	298,869.5	1,070.6	42,264.9	1,026,696.2
• Capital goods	tCO2e	57,825.5	55,482.3	44,707.4	56,209.9	5,459.6	5,718.5	225,403.3
• Activities related to energy and fuel consumption (not included in Scope 1 and 2)	tCO2e	1,426.3	6,818.9	2,063.0	93,328.3	88.0	1,500.2	105,224.7
• Business travel	tCO2e	2,913.3	3,142.5	5,245.6	9,014.3	2,378.0	11,590.3	34,284.0
• Use of sold products	tCO2e	135,509.8	50,201.6	174,448.7	218,814.7	-	-	578,974.8
• Investments	tCO2e						35,060.2	35,060.2
								-
Scope 1 + 2market-based emissions	tCO2e	6,189.7	25,524.3	18,947.2	270,656.6	9,137.4	6,663.8	337,118.9
Total GHG emissions Scope 1 + 2market-based +3	tCO2e	398,129.4	327,881.9	548,926.1	946,893.3	18,133.5	102,797.9	2,342,762.0
Total GHG emissions Scope 1 + 2location-based +3	tCO2e	735,353.7	391,310.8	783,902.0	1,123,121.2	23,727.4	107,224.6	3,164,639.7
Biogenic emissions	tCO2e	-	15,326.5	-	933.4	7.3	-	16,267.1
Offset emissions	tCO2e	3,714.0	25,525.0	3,472.0	-	-	1,000.0	33,711.0
Targeted actions	tCO2e	13,353.3	3,768.2	17,454.2	10,440.0	-	273.3	45,288.9

* Disaggregated data by country are included in the table below. The following countries are included: Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela.

** Others: ACENS, Telefónica Tech UK, Telefónica GIES.

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	Unidad	TEF ALEMANIA	TEF BRAZIL	TEF ESPAÑA	TEF HISPAM*	GRUPO TELXIUS	Others**	TOTAL
Total energy consumption	MWh	802,605.7	1,802,930.9	1,480,146.7	1,832,727.4	27,346.9	66,103.1	6,011,860.8
• - Total electricity consumption + Renewable energy self-generation	MWh	777,126.1	1,726,897.2	1,443,258.2	1,708,811.5	26,311.9	56,762.5	5,739,167.2
○ Consumption at base stations	MWh	659,312.7	732,063.1	583,656.6	789,780.9	-	-	2,764,813.3
○ Consumption in Central Stations (Fixed Switch Sites)	MWh	25,409.2	713,022.8	684,869.3	580,707.6	-	-	2,004,008.9
○ Consumption in Mobile Telephone Switching Offices (MTSOS)	MWh	45,576.5	134,306.8	-	130,975.3	-	-	310,858.7
○ Consumption in Data Centers	MWh	29,958.4	68,740.3	133,072.0	125,104.4	-	16,487.7	373,362.8
○ Consumption in Others (Offices, Call Centers, Shops, Landing Stations, Pops and Waves)	MWh	16,549.0	78,763.5	39,970.4	78,423.4	25,980.9	40,274.8	279,962.0
○ Self-generation of renewable energy	MWh	111.6	-	1,688.3	3,798.0	331.0	-	5,928.8
○ Consumption in electric vehicles	MWh	208.6	0.7	1.6	21.8	-	-	232.8
• - Fuel consumption + District heating	MWh	25,479.6	76,033.8	36,888.6	123,916.0	1,035.0	9,340.6	272,693.6
○ Operations fuel consumption	MWh	3,604.4	13,658.6	26,465.7	70,822.5	851.7	4,902.4	120,305.3
○ Fleet fuel consumption	MWh	18,486.0	62,375.2	10,422.9	53,093.5	183.3	2,717.4	147,278.1
○ District heating	MWh	3,389.3	-	-	-	-	1,720.9	5,110.1
Electricity consumption from renewable sources including self-generation	MWh	777,126.1	1,726,897.2	1,443,258.2	842,531.6	25,979.1	39,575.3	4,855,367.5
% consumption of renewable electricity in own installations	%	100.0	100.0	100.0	52.3	99.4	69.2	83.9
Targeted actions	MWh	30,767.9	102,590.6	107,080.8	39,330.7	-	1,676.5	281,446.5

* Disaggregated data by country are included in the table below. The following countries are included: Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela.

** Others: ACENS, Telefónica Tech UK, Telefónica GIES.

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TELEFÓNICA HISPAM BREAKDOWN

Year: 2023	Unit	TEF Argentina	TEF Chile	TEF Colombia	TEF Ecuador	TEF México	TEF Perú	TEF Uruguay	TEF Venezuela	TEF HISPAM
Scope 1: Direct GHG emissions	tCO2e	23,076.3	9,405.0	10,141.4	1,035.8	4,304.4	3,564.1	483.0	9,239.9	61,249.9
• Operations	tCO2e	4,103.8	2,614.3	2,905.6	501.4	332.5	1,580.5	73.6	5,804.7	17,916.3
• Fleet	tCO2e	7,245.9	3,407.4	444.2	152.7	449.4	597.1	286.2	345.3	12,928.2
• Refrigerant gases and fire extinguishing gases	tCO2e	11,726.6	3,383.3	6,791.5	381.7	3,522.6	1,386.5	123.3	3,089.9	30,405.4
Scope 2: Indirect GHG emissions (market-based)	tCO2e	121,321.6	-	5,557.8	5,351.6	35,240.4	-	1,458.4	40,476.9	209,406.7
• District heating	tCO2e	-	-	-	-	-	-	-	-	-
• Electricity (market-based)	tCO2e	121,321.6	-	5,557.8	5,351.6	35,240.4	-	1,458.4	40,476.9	209,406.7
Scope 2: Indirect GHG emissions (location-based)	tCO2e	131,691.4	78,723.4	32,607.9	8,774.5	37,345.3	54,556.8	1,458.4	40,476.9	385,634.6
• District heating	tCO2e	-	-	-	-	-	-	-	-	-
• Electricity (location-based)	tCO2e	131,691.4	78,723.4	32,607.9	8,774.5	37,345.3	54,556.8	1,458.4	40,476.9	385,634.6
Scope 3: Other indirect GHG emissions (total)	tCO2e	171,830.5	149,679.2	83,301.5	16,290.1	98,043.7	111,235.4	10,308.0	35,548.3	676,236.7
• Purchased goods and services	tCO2e	58,968.1	65,367.5	39,015.7	6,747.3	68,570.5	53,465.0	5,294.1	1,441.2	298,869.5
• Capital goods	tCO2e	7,689.4	13,282.1	11,704.2	4,967.8	1,257.6	10,925.5	1,682.3	4,700.9	56,209.9
• Activities related to energy and fuel consumption (not included in Scope 1 and 2)	tCO2e	44,492.6	1,397.1	3,464.8	2,895.9	9,600.7	527.9	1,755.4	29,193.9	93,328.3
• Business travel	tCO2e	3,190.3	1,442.5	1,209.9	568.6	946.2	1,169.0	275.7	212.3	9,014.3
• Use of sold products	tCO2e	57,490.2	68,189.9	27,906.9	1,110.5	17,668.7	45,148.0	1,300.5	-	218,814.7
• Investments	tCO2e	-	-	-	-	-	-	-	-	-
Scope 1 + 2market-based emissions		144,397.9	9,405.0	15,699.2	6,387.3	39,544.8	3,564.1	1,941.4	49,716.8	270,656.6
Total GHG emissions Scope 1 + 2market-based +3		316,228.4	159,084.2	99,000.7	22,677.4	137,588.5	114,799.5	12,249.4	85,265.1	946,893.3
Total GHG emissions Scope 1 + 2location-based +3		326,598.2	237,807.6	126,050.8	26,100.3	139,693.4	169,356.3	12,249.4	85,265.1	1,123,121.2
Biogenic emissions	tCO2e	618.6	-	220.3	-	-	79.3	15.2	-	933.4
Offset emissions	tCO2e	-	-	-	-	-	-	-	-	-
Targeted actions	tCO2e	5,498.1	762.2	520.0	163.1	1,986.3	1,388.9	61.5	59.9	10,440.0

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	Unit	TEF Argentina	TEF Chile	TEF Colombia	TEF Ecuador	TEF México	TEF Perú	TEF Uruguay	TEF Venezuela	TEF HISPAM
Total energy consumption	MWh	478,948.7	284,676.0	306,478.1	65,495.0	88,648.1	281,992.8	29,238.7	297,250.1	1,832,727.4
• - Total electricity consumption + Renewable energy self-generation	MWh	429,888.8	261,936.6	292,608.9	63,035.2	85,851.2	273,508.5	27,740.6	274,241.6	1,708,811.5
○ Consumption at base stations	MWh	135,085.1	107,274.9	121,002.2	49,229.5	22,670.5	121,722.0	20,262.1	212,534.6	789,780.9
○ Consumption in Central Stations (Fixed Switch Sites)	MWh	43,388.9	122,155.4	110,903.6	-	-	104,259.7	-	-	580,707.6
○ Consumption in Mobile Telephone Switching Offices (MTSOS)	MWh	4,726.0	3,699.8	24,180.1	6,333.3	24,527.0	17,188.7	6,094.3	44,226.2	130,975.3
○ Consumption in Data Centers	MWh	40,603.8	17,564.1	19,765.4	5,933.4	24,615.5	16,622.2	-	-	125,104.4
○ Consumption in Others (Offices, Call Centers, Shops, Landing Stations, Pops and Waves)	MWh	5,998.5	11,184.7	15,291.1	1,539.0	14,038.2	12,270.3	628.5	17,473.2	78,423.4
○ Self-generation of renewable energy	MWh	86.5	57.8	1,466.6	-	-	1,445.5	733.9	7.7	3,798.0
○ Consumption in electric vehicles	MWh	-	-	-	-	-	-	21.8	-	21.8
• - Fuel consumption + District heating	MWh	49,059.9	22,739.5	13,869.1	2,459.8	2,796.9	8,484.3	1,498.2	23,008.4	123,916.0
○ Operations fuel consumption	MWh	17,813.2	9,947.1	12,026.1	1,868.4	1,189.2	6,072.8	274.1	21,631.7	70,822.5
○ Fleet fuel consumption	MWh	31,246.7	12,792.4	1,843.1	591.4	1,607.7	2,411.5	1,224.1	1,376.7	53,093.5
○ District heating	MWh	-	-	-	-	-	-	-	-	-
Electricity consumption from renewable sources including self-generation	MWh	33,930.5	261,936.6	242,985.6	24,590.0	4,838.9	273,508.5	733.9	7.7	842,531.6
% consumption of renewable electricity in own installations	%	10.2	100.0	88.9	40.9	7.8	100.0	2.7	0.0	52.3
Targeted actions	MWh	17,944.3	2,535.5	4,642.7	1,171.6	4,566.3	6,926.3	1,138.4	405.6	39,330.7

In Madrid, date 2024-02-16

Rafael García Meiro
Consejero Delegado / CEO

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2.21. Reasonable assurance

2.21.1. Strengthening the control over sustainability information

Telefónica is aware of the growing importance of reporting sustainability information to our stakeholders. This is a growing demand not only from our customers and society as a whole, but also from investors and regulators. In Spain specifically, the Good Governance Code of Listed Companies (revised in June 2020) strengthens the roles allocated to the Audit Committee. The document recommends allocating roles related to the oversight and assessment of sustainability information preparation and integrity to this committee, as well as the oversight and assessment of sustainability risk management and control systems. It also recommends revising compliance with regulatory requirements, the appropriate definition of the scope of consolidation and the correct application of accounting criteria in line with the guidelines previously established in 2017 under Technical Guidelines 3/2017 of the Spanish National Securities Market Commission (CNMV).

For that reason, Telefónica began designing the Internal Control System over Sustainability Information in 2019. This project covers risk management, control activities, information and disclosure processes, and oversight activities for the entire sustainability reporting process. The aim is to provide a control framework for the sustainability information to be reported in the Consolidated Management Report of the Telefónica Group.

Thus, efforts have been made to integrate internal control into the daily activities of the Company, where all areas, within their scope of action (management areas), are responsible for controlling the information they manage and disclose, considering the necessary assurance elements as part of their tasks. In addition, Board of Directors of Telefónica serves as the highest supervisory and control body of the Company, relying on the support of the Audit and Control Committee in its supervisory functions.

The sustainability information system in Telefónica Group is regulated by various internal norms, available on the company's intranet, including the following:

- **Internal Control Corporate Policy**, which defines the criteria of Telefónica's Corporate Internal Control Model, applicable to all companies within Telefónica Group.

- **Regulation on Recording, Reporting and Control of Financial and Sustainability Information of Telefónica Group**, establishing the general principles of the Sustainability Information System (ICSR) and the Financial-Accounting Information System of the Group (ICFR).

- **Sustainability reporting instructions**, establishing the procedures and schedule to be followed by Telefónica Group companies in reporting sustainability information and external verification to comply with the legal and information obligations of Telefónica Group.

As a result, the strengthening of internal control has materialized in obtaining a reasonable assurance report from the external auditor, PwC, for the following six indicators::

• Awarded suppliers (Nº)

• Volume of purchases awarded (M€)

• Net Promoter Score (NPS) (%)

• High severity digital security breaches with an impact on the personal data of customers (Nº)

• Privacy and data protection fines (Nº)

• Privacy and data protection fines stemming from a security breach or incident (Nº)

As referred to in section 2.21.5. Principles for preparing the Non-Financial Information Statement (NFIS), Telefónica reports sustainability information according to the GRI and SASB standards and frameworks, among others.

The reasonable assurance procedures followed by the external verifier covered the companies Telefónica Spain, Telefónica Germany, and Telefónica Brazil and their subsidiaries for the purposes of the Integrated Report of the Telefónica Group as at 31 December 2023.

Our Company will continue to implement this project with a view to further strengthening our Internal Control System over Sustainability Information.

Indicators under Reasonable Assurance 2023

Indicator	Value
Awarded suppliers	3,830
Volume of purchases awarded	15,221 M€
NPS	34
High severity digital security breaches with an impact on the personal data of customers	0
Fines for privacy/data protection issues	13
Stemming from a security breach or incident	0

Aggregate data for Telefónica Spain, Telefónica Germany and Telefónica Brazil, and their subsidiaries, the scope of consolidation for which is given in Appendix I: Scope of consolidation for the Consolidated Financial Statements 2023.

Indicator preparation and reporting criteria

Awarded suppliers (N°)	The total number of suppliers registered in the procurement system to which the procurement of products/services was allocated under the following premises: • Purchases allocated on any allocation date up to 31 December in the year corresponding to the Consolidated Management Report and with an impact on the budgetary year corresponding to said report. • Data from the Global Procurement platform are included. • The following purchases are excluded: content (films, series, programmes), exempt purchases (listed in the Telefónica procurement manual), MCT and purchases from suppliers belonging to the Telefónica Group.
Volume of purchases awarded (M€)	Total amount (in euros) of purchases allocated by the Telefónica Group with an impact on the budgetary year corresponding to the Consolidated Management Report. • Purchases allocated on any allocation date up to 31 December in the year corresponding to the Consolidated Management Report and with an impact on the budgetary year corresponding to said report. • Data from the Global Procurement platform are included. • The following purchases are excluded: content (films, series, programmes), exempt purchases (listed in the Telefónica procurement manual), MCT and purchases from suppliers belonging to the Telefónica Group.

Net Promoter Score (NPS) (%)	NPS is defined as the willingness of a Telefónica customer to recommend products/services under the Movistar, O2 and Vivo brands.

The calculation refers to the % of customers classified as promoters (score of 9 and 10) minus the % of customers classified as detractors (score from 1 to 6, inclusive).

To obtain the % of customers in each category (promoters and detractors), a survey is conducted on a representative sample of customers* and then weighted to represent the reality for Telefónica's customers in each country/segment/sub-segment.

The weighting applied to the NPS results is based on the following variables:
- Global NPS: representativeness of each country's net revenue budget in the current year.
- Total country NPS: representativeness of each segment's net revenue budget in the current year. The segments differ depending on the country presenting the information. The main segments include: mass market, corporate, SME, large accounts, Blau, O2, B2P, fixed-line residential, pre-paid mobile, post-paid mobile.
- Segment NPS: according to the needs of each country and to guarantee better sample representativeness, the study quotas are sub-segmented according to the variables of total revenue in the previous year and accesses.

The reported NPS refers to the mobile average from the final quarter of the year, except for segments from the countries listed below:
- Spain: the "large accounts" segment refers to the annual mobile average.
- Brazil: the "corporate" segment refers to the annual half-yearly average.

In certain specific cases, where the required samples for a given segment are not obtained, half-yearly averages are used to ensure sample representativeness.

----
*Sample size calculation:
To calculate the sample size needed for the NPS study on each of the segments, the following formula should be used:

$$n = \frac{k^2 * VAR_{NPS}}{C.I.^2}$$

Where:
- n: sample size.
- k = 1.96 (Reliability Factor associated with a confidence level of 95%).
- VAR$_{NPS}$: NPS variance.
- C.I.: desired Confidence Interval.

The NPS variance is calculated as:

$$VAR(NPS) = (1 - NPS)^2 * \%P + (0 - NPS)^2 * \%N + (-1 - NPS)^2 * \%D$$

Where:
- %P: the percentage of Promoters; %N = the percentage of Neutrals; and %D = the percentage of Detractors.
- NPS = %P - %D.
- N: total customers in the sample

The segment level formula to be applied for calculating the NPS standard error is as follows:

$$EE = \frac{s}{\sqrt{n}}$$

- EE: Standard Error.
- s: sample standard deviation. This is also the square root of the variance.
- n: sample size.

The Standard Error for the weighted country total is calculated from the standard error of each segment and the respective segment weights:

$$EE_{(total\ county)} = \sqrt{\sum (W_{segment} * EE_{segment})^2}$$

Where:
- W: Weight of the segment in the country total.
- EE: Standard Error.

High severity digital security breaches with an impact on the personal data of customers (Nº)	Total number of digital security breaches or incidents classified as serious by the Telefónica Group which have compromised the security of customers' personal data as a result of a cyberthreat or cyberattack.

A "digital security breach or incident" is understood as any event which has a real adverse impact on the security of networks and information systems and is caused by a cyberthreat.

Of such events, those classified as serious (critical severity) are the ones which have a high impact for the Group company concerned and meet one of the following criteria:
• Estimated direct economic impact of more than €500,000.
• Dissemination in the media (newspapers or national/international television channels) and social networks (with more than 1,000 messages regarding the incident).
• Impact on the continuity of a main service (mobile or fixed telephony, internet, etc.), affecting more than 10% of users for at least one hour.
• Affecting more than 25% of systems.
• Relating to leakage of customer or employee data, provided that more than 5% of customers or employees have been affected. They may also be considered as having a high impact when, without reaching the threshold, they pose a high risk to the rights and freedoms of natural persons.
• Affectation that makes it impossible to report financial information or sustainability information to the pertinent agencies in the established/required times and forms.
• Other (as justified by the Chief Security Officer).

A "cyberthreat" is understood as a potential cause of an unexpected incident which could result in damage to an information asset, or to the organisation, and is implemented via the internet or communication networks.

A "cyberattack" is understood as the realisation of a cyberthreat. |
| Privacy and data protection fines (Nº) | Total number of definitive financial penalties for privacy and data protection matters related to customers, employees, web users or interested parties issued by a competent authority with no option to appeal under applicable local law. In addition, they must be related to privacy issues, be linked to the year of the report and be detailed for those entities subject to the report. |
| Privacy and data protection fines stemming from a security breach or incident (Nº) | In addition to the total number, those penalties that meet the above definition, and which are also the consequence of a personal data security breach, are reported as a subset of the "Privacy and data protection fines" indicator.

A "personal data security breach" is understood to be a single or series of unexpected or unwanted security events which have a significant likelihood of compromising business operations and threatening information security vis-à-vis confidentiality, integrity or availability, and that result in the accidental or unlawful destruction, loss or alteration or unauthorised disclosure of or access to personal data transmitted, stored or otherwise processed, or the unauthorised disclosure of or access to such data, such as those stemming from lost or stolen devices, data leakage, ransomware or unintentional communications. |



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance engagement on the non-financial indicators contained in the table "Indicators under Reasonable Assurance 2023" in section "2.21.1 Strengthening the control over sustainability information" (hereinafter "section 2.21.1") of the consolidated management's report for 2023 of Telefónica, S.A. (Parent Company) and subsidiaries related to the Telefónica group companies identified in Appendix I and operating in the markets of Spain, Brazil and Germany, linked to its core business, which is mainly associated with the deployment of telecommunications networks and the management and marketing of services related to the networks (hereinafter "Telefónica's main operators"), for the year ended 31 December 2023, prepared in accordance with the "Indicator preparation and reporting criteria", contained in section 2.21.1 and established by Telefónica S.A.

Responsibility of the directors of the Parent company

The directors of Telefónica, S.A. are responsible for the preparation, content and presentation of the non-financial indicators prepared in accordance with the "Indicator preparation and reporting criteria" contained in section 2.21.1. This responsibility includes the design, implementation and maintenance of the internal control that is considered necessary to enable the non-financial indicators to be free from material misstatement, whether due to fraud or error.

Telefónica S.A. directors are also responsible for defining, implementing, adapting, and maintaining the management systems from which the necessary information for the preparation of the non-financial indicators is obtained.

Our responsibility

Our responsibility is to issue a reasonable assurance report based on the procedures we have performed and the evidence we have obtained. We conducted our reasonable assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 Revised, "Assurance Engagements Other than Audits and Reviews of Historical Financial Information" (ISAE 3000 Revised), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance engagement requires, planning for the engagement, understanding of the non-financial indicators in section 2.21.1 on which the report is issued, and other engagement circumstances, as well as an assessment of the risk that material misstatements may exist, intentional or not, the response to such risks to the extent necessary under the circumstances, based on our professional judgement, the evaluation of the content and global presentation of the information presented, and the performance of other procedures that we have deemed necessary.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

1

A reasonable assurance engagement, in accordance with ISAE 3000 (Revised), includes obtaining an understanding of the System of Internal Control over Non-Financial Information, assessing the risk that material weaknesses in the internal control may exist, that controls are not adequately designed or operating effectively, performing such tests and evaluating the design and implementation effectiveness of such system which are based on our professional judgment, and the performance of other procedures considered to be necessary.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

A summary of the procedures performed is described hereafter:

- Meetings and interviews with the managers and personnel of Telefónica, S.A. and the various units of Telefónica's main operators involved in the preparation of section 2.21.1 of the consolidated management report, including the responsible of obtaining, validating, and compiling the information included therein.

- Analysis of the procedures and systems used to compile and validate the information presented in section 2.21.1 of the consolidated management report.

- Analysis of the adaptation and presentation of the non-financial indicators to the "Indicator preparation and reporting criteria" established by Telefónica S.A. and Telefónica's main operators, as well as the consistent application of mentioned criteria.

- Obtaining the original supporting documentation, quantitative or qualitative, obtained from the information management systems of Telefónica's main operators or from external sources, used in the preparation of the non-financial indicators.

- Performing tests in the design and effectiveness of the internal controls established in the process of compiling and validating the information included in the non-financial indicators.

- Performing substantive detailed testing on the non-financial indicators of Telefónica's main operators.

- Verification, by means of tests, based on the selection of a sample of quantitative information on the non-financial indicators of Telefónica's main operators. We have also checked that they are adequately compiled from the data supplied by the information sources of Telefónica's main operators.

- Obtainment of a management representation letter from the directors and the management of Telefónica S.A.

Our independence and quality management

We have complied with the independence requirements and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code") which is founded on fundamental principles of integrity, objectivity, professional competence, and due care, confidentiality, and professional behaviour.

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and maintains, consequently, a quality control system that includes policies and procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.



Opinion

In our opinion, the non-financial indicators of Telefónica's main operators for the year ended 31 December 2023 included in the table "Indicators under Reasonable Assurance, 2023" in section 2.21.1 of the consolidated management's report have been appropriately and reliably prepared, in all material respects, in accordance with the "Indicator preparation and reporting criteria" contained in section 2.21.1 and established by Telefónica, S.A.

Use and distribution

Our report is issued solely to the directors of Telefónica S.A., in accordance with the terms of our engagement letter. We accept no responsibility to parties other than the directors of Telefónica, S.A.

This work does not constitute an account audit and is not subject to the current audit regulations in Spain and, accordingly, we do not express an audit opinion in accordance with those regulations.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones Ilundáin

23 February 2024

Appendix I: Subsidiaries of Telefónica Group included in the report of section 2.21.1 Strengthening the control over sustainability information

Telefónica Spain

- Telefónica de España, S.A.U.
- Telefónica Móviles España, S.A.U.
- Teleinformática y Comunicaciones, S.A.U (Telyco)
- Telefónica Soluciones de Informática y Com. de España S.A.U
- Telefónica Soluciones de Outsourcing, S.A.U
- Telefónica Servicios Integrales de Distribución, S.A.U
- Telefónica España Filiales, S.A.U
- Telefónica Servicios audiovisuales, S.A.U.
- Telefónica Broadcast Services, S.L.U.
- TBSC Barcelona Producciones, S.L.U.
- Telefónica Audiovisual Digital, S.L.U.
- Telefónica Global Technology, S.A.U.
- Telefónica Educación Digital, S.L.U.
- Bluevia Fibra, S.L.
- Solar360 Soluciones de Instalacion y Mantenimiento, S.L.
- Telefónica Ingeniería de Seguridad, S.A.U.

Telefónica Germany

- Telefónica Deutschland Holding A.G.
- Telefónica Germany GmbH & Co. OHG.
- E-Plus Service GmbH
- T. Germany Business Sales GmbH

Telefónica Brazil

- Telefônica Brasil, S.A.
- Terra Networks Brasil Ltda.
- Telefônica Infraestrutura e Segurança, Ltda.
- Vivo ventures fundo de investimento em participacoes multiestrategia.
- Vale Saúde, Administradora de Cartões Ltda.



Risks

Risks

Strategy
Risks have been updated in line with the objectives of the new Strategic Plan.

Emerging
New emerging risks have been identified based on the global context and business developments.

ESG
ESG considerations have been reinforced in the company's ERM, in line with the regulatory context and stakeholder expectations, among other factors.

3.1. Risk management framework

GRI 2-12, 3-3

Key points

Strategy

Aligning risks with the Telefónica Group's strategy is essential to achieve our targets, contributing to value creation.

Response

Our comprehensive risk management framework facilitates preventive action against risks, both globally and in the main Group operating businesses.

Culture

Training and involving employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation, is one of the basic principles that guide risk management.

3.1.1. Introduction and reference frameworks

Telefonica has a Risk Management Framework, based on COSO[1] (Committee of Sponsoring Organizations of the Treadway Commission). The framework has been implemented homogeneously throughout the Group's main operations, so that the Company's senior management, within their scope of action, can carry out timely identification, assessment, response and monitoring of the main risks.

This model, which is inspired by best practices, facilitates the prioritisation and development of coordinated actions against risks, both from a global perspective of the Group and from a specific perspective that focuses on its main operations.

The Telefónica Group's Responsible Business Principles specifically state that:

" We establish appropriate controls to evaluate and manage all relevant risks to the Company"

Extract from Responsible Business Principles of Telefónica.

In this respect, the Company has a **Risk Management Policy**, approved by the Board of Directors, and a **Corporate Risk Management Procedure**, both based on experience, best practices and Good Corporate Governance recommendations, thereby contributing to the continuous improvement in business performance.

3.1.2. Risks and strategy

Telefónica's risk management is an integral part of our planning process and is fully aligned with our strategy, in line with the requirements of COSO ERM 2017.

---

[1] The COSO ERM framework, "Enterprise Risk Management -Integrating with Strategy and Performance", released in September 2017 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO is one of the most importance benchmarks for internal control, enterprise risk management and fraud deterrence.

COSO ERM Framework



Governance and culture	Strategy and target setting	Performance	Review and revision	Information, communication and reporting

"The main risks are linked to the Company's strategic targets".

➕ For further information, see chapter 1.5. Strategy

Some of the risks most directly related to the Company's strategy mainly concern competitive developments and market consolidation, mergers and acquisitions, the supply chain, constant technological changes and new forms of connectivity (e.g. the Internet of Things), as well as changes in customer preferences arising in the industry.

3.1.3. Risk Management Governance

Both our Responsible Business Principles and our Risk Management Policy set out that the entire organisation is responsible for contributing to identifying and managing risks. In order to coordinate these activities, the Risk Management Policy establishes the following roles:

Risk Management Governance


Risk Owners
Risk Management Model Coordinators
Supervision of the Risk Management System
Global
Global risk owners
Audit and Control Committee
Telefónica
eRisk (*)
Risk Management Supervision
Local
OBs Steering Committees
Local risk owners
HISPAM

(*) Internal risk management tool

> Supervision of the Risk Management System

The Regulations of the Board of Directors of the Company stipulate that the main function of the Audit and Control Committee (ACC) is to support the Board of Directors in its supervisory functions, including, among others, the following duties:

- **Supervise the effectiveness of the financial and non-financial risk management and control systems in place relating to the Company and the Group** (including operational, technological, legal, social, environmental, political, reputational and corruption-related risks).

In this regard, the committee is responsible for proposing the Risk Control and Management Policy to the Board of Directors, and this policy shall identify the following at the very least:

a) the types of financial risks (including contingent liabilities and other off-balance sheet risks) and non-financial risks (operational, technological, legal, social, environmental, political and reputational risks, as well as corruption-related risks) faced by the Company;

b) a multi-level risk control and management model;

c) the setting of the level of risk that the Company deems acceptable; the measures contemplated to mitigate the impact of the identified risks, should they materialise; and

d) the internal control and information systems to be used to control and manage the above-mentioned risks.

- **Supervise the risk control and management unit, which shall perform the following duties**

a) ensure the proper operation of the risk control and management systems, and particularly to ensure that all material risks affecting the Company are identified, managed and quantified

b) actively participate in preparing the risk strategy and in important decisions regarding the management thereof; and

c) endeavour to ensure that the risk control and management systems properly mitigate risks within the framework of the policy determined by the Board of Directors

In this regard, to support the ACC in performing these oversight activities, a risk management function has been established. This function falls within the Internal Audit area and is independent of the senior management; it has a global structure and local officers in the main operating companies. Its role is to promote, support, coordinate and verify the application of the provisions of the Risk Control and Management Policy both at Group level and in the Company's main operations. It also assists the ACC in all necessary matters.

In order to ensure adequate supervision of Telefónica's risk management framework by the Audit and Control Committee, various sessions are held by that committee, through:

- **General presentations** about the risk management framework and the situation of the main risks, given by Internal Audit. Specifically, during 2023, two general presentations on risks were given to Telefónica's Audit and Control Committee.

- **Specific presentations** on the main risks by those responsible for its management. During 2023, debates dedicated to one particular issue were held, focussing on strategic risks, as well as on the areas of litigation, compliance, sustainability, systems and network, cybersecurity, finance and tax.

In turn, the Audit and Control Committee reports regularly on these matters to the Board of Directors.

> Risk Owner

Risk owners actively participate in the risk strategy and in important decisions about managing them. To this end, each of the identified risks will be assigned a person (normally a person at management level) with full responsibility for the risk and its management; a plan will be drawn up to mitigate them and the progress made will be effectively monitored. If the controls or mitigation plans relating to such a risk fall outside the risk owner's scope, their role shall be to identify the party responsible for the control or mitigation plan and to ensure that it is designed and functions effectively.

Specifically, with respect to fiscal risks, the Group's Tax Department performs its fiscal control role through the Regional Tax Departments and the local fiscal control officers at the subsidiaries in accordance with the principles defined in the Group's Fiscal Control Policy, approved by the Company's Board of Directors.

3.1.4. Tolerance or risk appetite

The Company has a risk **tolerance or acceptable risk level** established at corporate level, which covers its willingness to assume a certain level of risk, to the extent that it allows the creation of value and the running of the business, in order to achieve an appropriate balance between growth, performance and risk.

For the risk assessment, the different typology of the risks that could affect the Company is considered, as described below:

- In general, **tolerance thresholds are defined** for all risks, including tax risks, by combination of impact and probability of occurrence. These thresholds are updated annually based on the evolution of the main financial figures, both for the Group as a whole and for the main Telefónica companies.

- In the case of risks related to reputation, sustainability. compliance and corruption, a **zero-tolerance** level is established.

3.1.5. Risk management process

The risk management process takes the Company's strategy and objectives as a reference for the identification of the main risks that could affect its achievement. This process is performed in the Group's main operations twice a year. There is also an emergency reporting process in the event that the company's management becomes aware of a new risk or a significant change in an existing risk.

The process consists of four stages, which are described below:

Risk Management Process



> Risks identification

The risks are identified by the managers, taking into account both the factors that cause them and the effects they may have on the achievement of targets.

The identification phase takes into consideration the risks associated with the strategic plan, as well as potential “emerging risks”, meaning those risks that could at some time have an adverse impact on future performance even though their outcome and time horizon are uncertain and difficult to predict.

> Risk assessment

The aim of risk assessments is to establish an order of magnitude or significance of the risks, by considering both their eventual impact and the likelihood of occurrence.

For impact purposes, both the **economic impact** (quantified, whenever possible, in terms of operational cash flow, considering OIBDA[2] plus CAPEX[3]) and the **reputational impact** (from the variables used within RepRisk[4]) are considered, as well as the potential **impact on compliance.**


Evaluation of specific risks under three complementary areas of impact
Reputational
Compliance
Economic
Likelihood

Other additional qualitative factors are also taken into consideration, such as historical trend, the level of assurance or control, and the outlook regarding future developments.

> Risk response and action plans against risks

In addition to identifying and assessing the risks, the Risk Management Framework includes the implementation of reasonable response and monitoring mechanisms for said risks. In this respect, it provides for procedures to meet the new challenges from the alignment between the strategic targets and the risks that could affect the fulfilment of those targets.

The different types of risk response are described below:

Risk response


1
MITIGATE
Take measures to reduce the likelihood of risk occurrence, its potential impact or both.
2
AVOID
Change the approach or refrain from proceeding with the activity causing the risk.
3
TRANSFER
Transfer the risk to a third party by taking out insurance or outsourcing the activities.
4
ACCEPT
Make the decision to assume some risk according to management criteria, being necessary to justify the reason for such a decision.

Global measures (mainly involving the use of financial derivatives) are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. We also monitor the main issues identified in relation to tax risks. In addition, for many of the operational risks, the Group uses multinational insurance programmes or insurance policies negotiated locally in each country, depending on the type of risk and cover required.

> Monitoring and reporting

In accordance with the different typology of risks, the monitoring and response mechanisms include global initiatives, promoted and coordinated in a homogeneous way in the main operating businesses of the Group, and/or actions particularly aimed at addressing specific risks in certain companies at the local level.

[2] OIBDA: Operating Income Before Depreciation and Amortisation.

[3] CAPEX: Capital expenditure.

[4] RepRisk: RepRisk's ESG Risk Platform uses a global database to analyse the conduct of companies and the conduct throughout their value chains in terms of certain ESG aspects.

Monitoring and reporting



Continuous flow of information and risk monitoring

Risk identification by local managers

Risk map approval by Local Steering Committee

Reporting and consolidation

Validation of risks with global areas

Supervision of the Risk Management System (ACC)

3.1.6. Perspectives of the Risk Management Framework

In order to obtain a comprehensive model, oriented to the needs and specific configuration of the Group, Telefónica's ERM Framework contemplates a **risk assessment through four complementary perspectives**:

Perspectives of the risk management framework



Bottom-up: based on the concept of Risk Self-Assessment (RSA), according to which managers are responsible for identifying and describing the specific risks of their area, as well as assessing and defining a response to them.

Top-down: this assessment is based on a cross-cutting analysis of those matters considered material and common to most of the Group's companies, complementing the aforementioned bottom-up approach and thereby obtaining an overview of the main risks of the Company as a whole.

Risks in processes: support for process managers to identify and define their response to risks that may affect the achievement of their targets, with a cross-cutting approach.

Risks in projects: applicable to particularly important internal projects, usually related to transformation initiatives and with a cross-cutting approach.

3.1.7 Risk interdependence and scenarios analysis

In addition to individual assessment of each risk, within its framework the Telefónica Group takes into consideration the concept of interdependence. In other words, if a risk materialises, it may have an impact on other risks in the model, thereby making them more critical. In this regard, an analysis of the interdependence between the risks of the model is conducted in conjunction with the risk owners, in order to identify any that may potentially have an impact on other risks and to ensure that they are suitably weighted.


Regulation of competition
Renewal of contracts or licences
Interest rate
Level of indebtedness and financing capacity
Legacy management
Asset control
Quality and continuity of services
Exchange rate
Privacy
New spectrum
Clean-up of assets
Network and systems transformation
Network and systems security
Network and systems monitoring
Network and systems providers
Cybersecurity
Economic and political environment
Competition, differentiation consolidation
Litigation
Concentration of suppliers
Adaptation to the customer's mentality
Management of M&A agreements, Joint Ventures and Partners
Specific fees
Climate change
Fiscal framework
Technological innovation, digitalisation and changes in the business model
Customers
Compliance
Adaptation ESG Requirements
Tax contingencies

An example of this is the relationship between cybersecurity, supply chain or compliance risks and the economic and political environment, which has been heightened by armed conflicts and geopolitical uncertainty. In addition, this analysis of the interdependence of risks also allows the Company to design stress scenarios that increase, to different degrees, the interdependence between the risks included in the model when adverse socio-economic situations arise (e.g. operational resilience, ESG, etc.).

3.1.8. Risk culture

In accordance with the provisions of Telefónica's Risk Management Policy, one of the basic principles that guide this activity is: "educate and engage employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation".

To this effect, Telefonica promotes the following initiatives:

- **Communication:** in order to disseminate, through the appropriate channels, the principles and values that should govern risk management, regular meetings are held with the risk owners.
- **Training:** to promote knowledge and involvement in the aforementioned values and in the risk management framework, various training initiatives are carried out, including online courses on risk management available to the Company's employees.

"Training workshops and global awareness campaigns are conducted to strengthen the risk management culture in the Company"

3.1.9. Digitalisation of risk management

With the aim of managing and supervising risks, Telefonica has a risk management tool, which facilitates the reporting, analysis, assessment and management of risk information within the Telefónica Group. These tools are common to all Group companies that report on risks, and their main features are the following:

"Improvements to our risk management tools are constantly being developed to improve or expand their functionalities"



Prioritisation of risks/ risks published
Quantifications and correlation matrices
eRisk
Reporting, analysis, assessment and management of the Telefónica Group's risk information
Graphical view of heatmaps
Strategic targets
Interconnection of risks and stress testing

eRisk dashboard

3.2. Risk map

GRI 3-3

Key Points

Context

The current context and the dynamic nature of technology and digitalisation make us constantly face new risks and opportunities.

Emerging

When identifying our risks, we also consider emerging risks that could have an impact on the development of the Company or the sector in the long term.

ESG

An ESG perspective on risks is becoming increasingly important in light of aspects such as the impact on the environment and society as well as climate change.

Taking by way of reference the targets identified in the Company's Strategic Plan, we identify the risks that could affect the achievement of these targets, both from a global (the Group's main global areas) and a local (local managers and the respective local Steering Committees) perspective.

An assessment of the impact and likelihood of the identified risks is then conducted, which enables us to prioritise them and define response plans to mitigate them, ensuring the necessary coordination between global and local initiatives in order to address the risks.

Risk Heatmap



Strategic Plan

Global areas
- Systems and network
- Privacy
- Legal
- Regulation
- Strategy
- Security
- Sustainability
- Supply chain
- People
- Tax
- Financial
- Compliance

Basic risks

OBs (steering committees and local areas)

Specific risks reported by tolerance level

+
Other, lesser risks at local level

Based on the Global Risk Map, the main risks are published

Definition of TARGETS and execution of ACTION PLANS   Associated RISKS

3.2.1. Telefonica's risk catalogue

In order to facilitate the risk identification process for the Company's management, the Telefónica Group has a **risk catalogue**, updated periodically. This makes it possible to standardise and consolidate the information and comply with the internal and external reporting requirements affecting the main risks.

Telefónica's risk catalogue covers the following four risk **categories**:

Business Risks



Risks related to the industry and especially to the Company's strategy, such as developments at competition level and market consolidation, the regulatory framework, the supply chain, technological innovation, data privacy, talent management, adaptation to changing customer demands and/or the development of new ethical or social standards.

Operational



Risks related to cybersecurity, climate change, natural disasters and other factors that may cause physical damage to our technical infrastructure which, in turn, may result in network faults, service interruptions or loss of quality, customer-related risks and people-related risks as well as operational management.

Financial



Risks derived from adverse movements in the economic environment or financial variables, and the Company's ability to meet its commitments or liquidate its assets and have the financing capacity to implement the business plan, including tax issues.

Legal and of normative compliance



Risks related to litigation and regulatory compliance, including anti-corruption legislation; as well as compliance with legal obligations and the Company's own environmental, social and governance (ESG) targets.

The catalogue is regularly updated, taking into account the current dynamic context and the new synergies that have arisen between the risks, including the increasing relevance of those risks related to intangibles and of global significance, such as sustainability (ESG) aspects and other issues (for example, the geopolitical environment, armed conflicts, supply chain problems, inflation and technological changes).

3.2.2. Main risks and opportunities from an ESG perspective

In the context of sustainability and due to the nature of our business, we are exposed to various types of ESG (environmental, social and governance) risks and opportunities.

The risk management process draws on the Company's strategy and targets as a reference and the basis for identifying the main risks that could affect the fulfilment of these (including risks directly related to sustainability and those that could have a potential impact on ESG) in order to analyse, control and prevent the possible repercussions the business may suffer. In order to integrate ESG aspects into this process, the Company carries out a context analysis that takes into account:

– **emerging risks with a medium- to long-term impact:** analysing risk trend reports and studies such as the Global Risks Report produced by the World Economic Forum;

– **human rights and environmental impact assessment:** examining potential adverse impacts on human rights and the environment, as they may pose risks for the Company;

– **the ESG regulatory environment:** taking into account the new Corporate Sustainability Reporting Directive (CSRD) and the delegated act adopting the first set of European reporting standards concerning sustainability, the European Sustainability Reporting Standards (ESRS), among others; and

– **our stakeholders' expectations.**

This analysis is complemented by the identification of the impacts, risks and opportunities of the material issues identified through the double materiality process.

For further information, see chapter 1.4. Materiality

For further information, see chapter 2. Non-Financial Information Statement.

Some of the most significant ESG risks for Telefónica are detailed below:

Environmental risk: direct or indirect impact on Telefónica's operations due to environmental issues, especially due to legal requirements during network deployment and operation, as well as future environmental taxes, regulations or fees.

Climate change: direct or indirect impact on Telefónica's business operations and lines of business due to the consequences of climate change. Transition risks and physical risks are included. We follow the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) to analyse and manage both physical and transition risks. We analysed these risks on a medium- and long-term basis for two CO_2 concentration scenarios (Representative Concentration Pathways, or RCP): RCP 2.6 and RCP 8.5 of the IPCC (UN Intergovernmental Panel on Climate Change). For more details, see chapter 2.2. Energy and climate change.

Human rights: risk of possible negative impacts regarding certain human rights as a consequence of the Company's activity. This risk may arise both from the Company's own activities, with regard to our employees, customers, local communities, etc., as well as from the activities carried out by our suppliers on our behalf.

Adaptation to ESG reporting requirements: risk associated with the increased reporting requirements requested by regulators, analysts, investors, customers and other stakeholders from the Group's various legal entities in ESG matters.

In addition, Telefónica manages other risks associated with ESG factors such as those related to people, customers, privacy, cybersecurity, technological changes, quality and continuity of services, the supply chain, fiscal transparency and compliance issues, among others.

3.2.3 Emerging risks

In the process of **identifying new risks**, Telefónica also considers **emerging risks**.

Emerging risks are recently identified issues which are expected to have an adverse impact on the future development of the Company or the sector in the long term, although their outcome and time horizon are still uncertain and difficult to predict.

As **emerging risks to consider in a long-term scenario**, the following should be highlighted:



Sophistication and automation of cybercrime



New uses of artificial intelligence (AI)



Critical infrastructure disruptions or failure and resilience



Changes in consumer behaviour and generational preferences



Geopolitical context and macroeconomic situation

- **Sophistication and automation of cybercrime:**

Description: the growing dependence on security in the supply chain (which is often delocalised and has many layers), the growth of cloud and IoT environments and the difficulties in managing them due to their volume and diverse nature, and the professionalisation of cybercriminals and their funding (which facilitates their adoption of emerging technologies and techniques such as machine learning and AI) are aspects that are likely to lead to the increased sophistication of cybercrime and to the use of automated attacks that reduce the time available to cyber defence teams to protect the Company's digital assets.

Impact: this may potentially result in damage to the Group's operations, image and/or business, and may also impact Group customers or third parties, including, but not limited to: incidents affecting privacy, cases of fraud, data theft and cyber-espionage.

Mitigation actions: the main measures already adopted by the Telefónica Group to mitigate general cybersecurity risks are those described under the heading "Digital security. Cybersecurity" in section 2.18.3.6. Action plan and commitments. To mitigate the emerging risk caused by the possible increase in the sophistication of cybercrime, the Telefónica Group is focusing on the following aspects:

- Adoption of zero trust models.

- Measures to ensure the security of cloud services.

- Monitoring of cyber-attacks accompanied by cyber intelligence activities.

- Increased digital security controls in the supply chain.

- Automation of detection and response activities.

- Enhancing cybersecurity training and awareness-raising activities for users.

If the aforementioned measures do not fully prevent damage to systems or data, there are backup systems designed to recover all or part of the information, as well as insurance programmes and coverage for cyber risks, as described in the section "Information technology is an important element of our business and is exposed to cybersecurity risks" in chapter 3.3 Risk factors.

- **New uses of AI:**

Description: the development and use of AI may generate potential risks associated with privacy, intellectual property, societal and environmental impacts, security and the fundamental rights of individuals, if governance models that identify and address these risks are not implemented.

Impact: the absence of controls in the different risk scenarios associated with AI poses the risk of reputational damage to the Group as well as a loss of trust among customers and users. This would have a negative impact on the Group's business, financial position, operating results and/or cash flows.

Mitigation actions: the different scenarios will be managed through the continuous improvement cycle of risk analyses carried out considering privacy, intellectual property, security, fundamental rights, environment and society as a whole. All of this is based on an internal governance model that is linked to new digital solutions.

- **Critical infrastructure disruptions or failure and resilience:**

Description: given the current international geopolitical situation, as well as the unpredictability of evolving military conflicts, there are risks associated with the intensification of cyber attacks against critical operators and essential services, which could lead to interruptions or outages of critical infrastructures and services. It is also important to ensure the resilience of the Company's infrastructures in an age of increasing digital disruption.

Impact: it may potentially result in damage to the Group's operations, image and/or business, and may also impact Group customers or third parties, including incidents affecting the services provided by the operator to its customers.

Mitigation actions: Telefónica has drawn up business continuity plans for all its operators, and simulations are carried out to verify business continuity by modelling various crisis situations on a regular basis. This allows us

to be prepared and to have action plans in place should certain types of events occur.

- **Changes in consumer behaviour and generational preferences:**

Description: risks associated with changes in consumer behaviour and different generational preferences which, among others, include higher connectivity requirements, the transition to 100% digital interaction, preference for data over voice services, consumption of streaming content and increased concerns about security and privacy.

Impact: if the Company is not able to anticipate and adapt to customer changes and preferences by providing an end-to-end digital experience, it runs the risk of not attracting new customers, as well as losing existing ones. Such an occurrence could negatively affect the Group's business, financial situation, operating results and/or cash flows.

Mitigation actions: details of the main measures already adopted by the Telefónica Group to mitigate this risk are described in the "Customers" area of section 2.10.5 "Action plan and commitments". The main measures include: a) adapting the range of products and services to customer needs, with the launch of commercial proposals such as O2 Grow in Germany and miMovistar in Spain; and b) implementing a Voice of the Customer Programme in our main operations.

- **Geopolitical context and macroeconomic situation:**

Description: risks associated with increased geopolitical tensions and deterioration of the macroeconomic environment due to, for example, armed conflicts, the inflationary environment (rising labour and raw material costs, etc.), as well as the socio-political situation in each country marked by increasing polarisation, which could affect the performance of operations, supply chains, competitive conditions and financing.

Impact: Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to differing legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or uncertainty in this regard could lead to potential exchange-rate or sovereign-risk fluctuations which, alongside growing geopolitical tensions, could adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

Mitigation actions: continuous monitoring of macro and market conditions, the Group's financial flexibility and hedging of established commitments, protection against exchange rate volatility through local currency debt, increasing fixed income positions in the debt portfolio, maintaining optionality in non-core markets, reinforcing cybersecurity and data protection measures.

3.2.4. Risks and Opportunities

We are a technological company that is at the heart of the digital revolution that we are experiencing. The telecommunications and technology market has been able to play a decisive and much more dynamic role, which has situated the sector as one of the main economic drivers in the new societies. The demand for technology is increasing, and there has been an increasing impact of digitalisation on all sectors of the economy and on people's lives.

For the telecommunications sector in general and for Telefónica in particular, there are opportunities based on:



Investment in fixed (fiber) and mobile ultrabroadband infrastructures (with the launch of 5G)



Acceleration of movements towards the digitalisation of all sectors of our economy as an engine of development



Openverse **and new business models for connectivity**



Improving market conditions and regulation in the Telecommunications sector



Growing Relevance of ESG aspects

- **Investment in fixed (fibre) and mobile ultra-broadband infrastructures (with the launch of 5G)**

The imminent access of companies to new fixed (fibre-based) and mobile ultra-broadband alternatives (with the boost of 5G in the coming years) gives rise to a future scenario based on connectivity, involving exponential growth in the number of connected objects, in data traffic and in digital services over said connectivity.

Specifically, the firm commitment to investing in fixed and mobile ultra-broadband infrastructures spearheaded by Telefónica in its markets is the basis on which to build the economy of the future. The Company is at an advanced stage in its roll-out of fibre in its main markets. Telefónica Spain will lead the way, shutting down its copper network in 2024.

We are aware that broadband is a strategic pillar to accelerate progress in achieving the Sustainable Development Goals (SDGs) and the basis for the development of new digital services to improve education, facilitate access to health and address climate change.

- **Acceleration of the momentum towards the digitalisation of all sectors of our economy (education, health, entertainment, commerce, industry, etc.) as a driving force for development**

The telecommunications industry plays a key role for societies, as a connectivity supplier and an enabler of technological advances, collaborating in the shift towards a more digital and sustainable world:

In the corporate sphere (companies of all sizes and public administrations), there has been a marked acceleration in the shift towards the digitalisation of key functions, in order to meet the demands of their customers more quickly. Telefónica is strongly committed to growth in this sector through T-Tech, our unit specialising in business solutions. T-Tech offers the services most in demand among companies (cloud computing, cybersecurity, Internet of Things, big data).

For our residential customers, technology can offer a new world of possibilities, driving new solutions, services and increasingly innovative content that allow us to connect people's lives. During the last year, we witnessed a substantial increase in the use of digital services for entertainment, remote work, health, etc. In this respect, we offer new ecosystems of relevant digital services for our customers in certain sectors (Movistar Money for financial services, Movistar Salud or Vida V for telemedicine, Movistar Prosegur Alarms for security, etc.).

- **Open Gateway and new connectivity business models**

The deployment, management and operation of next-generation networks is increasingly being done from a software platform. This allows operators to implement new business models to monetise their networks not only with end customers but also by offering network capabilities to external developers.

In addition, networks have been incorporating new technologies that allow them to develop innovative services and build new business models based on them (Network as a Service, Edge, Network Slicing, etc.).

All this creates the opportunity to set connectivity apart once again based on its quality, thereby allowing telecommunications companies to create differentiated offerings based on the needs of developers or end customers. To capture the opportunity offered by these new businesses, operators will need to become orchestrators of all of the above elements (networks, platforms, developers, end customers).

- **Improved market conditions and regulation in the telecommunications sector**

The deflationary situation in the telecommunications sector, coupled with the increase in the number of players (especially in Europe) and the debate surrounding the contribution of the largest traffic generators to network investment, may be the levers that encourage a revision of the regulatory framework to adapt it to the new needs of the sector.

- **Growing relevance of sustainability (ESG) aspects**

In a context of increasingly stringent environmental regulations, the transition to a greener economy represents an opportunity for Telefónica, specifically due to the positive impact of telecommunications products and services on our customers' processes, allowing companies to save on CO_2 emissions, optimise their operations, reduce waste and improve their carbon footprints.

IoT services allow more efficient use of resources such as energy and water; with big data we are helping to improve traffic planning and air quality; and with drone-based services and connectivity, we can improve the response to fires.

Likewise, sustainable financing contributes to Telefónica's decarbonisation strategy and its targets to reduce emissions and energy consumption.

3.2.5. Materialised risks

The Company tracks risks that have materialised. The strategy and management of Telefónica Group's activities tend to minimise the impact of materialised risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.

During the year, geopolitical events, such as the Russia-Ukraine and Israel-Hamas armed conflicts, as well as inflation and high interest rates, among other factors, have affected various areas and operations of the company. The most important aspects and their impact are detailed in section 3.3 Risk Factors

In this regard and in accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, investments accounted for by the equity method, deferred tax assets, or other assets, such as intangible assets, and property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgement. In 2023 impairment losses in the goodwill of Telefónica Ecuador were recognized for a total of 58 million euros. In addition, VMO2, our 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments

accounted for by the equity method in the consolidated income statement of the Group.

In addition, Telefónica may not be able to realise deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilise its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.

3.2.6. Prioritisation of Risks

The risks of the Telefónica Group are prioritised based on their level of criticality, which is obtained by combining the impact and likelihood assessments for each of them.

For public disclosure purposes, Telefonica's risks are presented under four categories, as described above, presenting the risk factors in descending order of importance within each category, in line with the requirements of ESMA (European Securities and Markets Authority).

The details about the main risk factors disclosed by the Company are included in the following section.

Prioritisation of risks



1 Competition and market consolidation
2 Government concessions, licenses and use of spectrum
3 Supply chain
4 Talent shortage and the need for new skills in the workforce due to rapid technological changes
5 Technological changes
6 Privacy
7 Adaptation to changing customer demands and/or new ethical or social standards
8 Cybersecurity risks
9 Climate change, natural disasters and other factors may result in unanticipated network or service interruptions or quality loss
10 Economic and political environment
11 Impairment of goodwill, deferred tax assets or other assets
12 Levels of financial indebtedness, Group's ability to finance itself, and its ability to carry out its business plan
13 Foreign currency exchange and interest rates
14 Lawsuits, antitrust, tax claims and other legal proceedings
15 Compliance with ESG expectations, objectives and regulation
16 Compliance with anti-corruption laws and regulations and economic sanctions programmes

3.3. Risk Factors

The Telefónica Group's business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, that could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report.   .

These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.

The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operations, including the adaptation to ESG expectations and information requirements and climate change.

Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.

These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks related to Telefónica's Business Activities.

Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.

The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.

The reinforcement of competitors, the entry of new competitors (such as telecommunication companies or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation following potential mergers of mobile operators Vodafone UK and Three UK in the United Kingdom and Orange and Más Móvil in Spain), may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there is one or more of new operators entering the market, aggressive customer acquisition offers and competition in network and 5G deployment, can affect the competitive position and the efficiency of Telefónica's operations.

Regarding digital services, the speed of technological evolution and changes in demand favoring the appearance of new competitors in the market specializing in certain segments, and that have agile business models, can pose a threat for the business model of the Telefónica Group.

If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

Many of the Group's activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.

In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licenses of spectrum.

In Spain, the Ministry of Economic Affairs and Digital Transformation approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.

In the UK, the Office of Communications ("Ofcom") continues to make consultations on the opening of access to the 26 GHz and 40 GHz bands for mobile use. Ofcom has confirmed that it does not intend to auction this spectrum until a decision is made on the proposed merger between Vodafone UK and Three UK. The current consultation is focused on award design.

In Latin America, the following 5G auction processes are expected in 2024: (i) in Chile, in October 2023, Subtel announced a second 5G auction process to assign 50MHz of spectrum in the 3400 – 3600 MHz band. The assignment of spectrum is expected for the first half of 2024; and (ii) in Peru, with regards to 5G and the auction for additional 3.5 GHz band spectrum, the government has announced that it will commission the Peruvian Private Investment Promotion Agency to conduct the auction and, in parallel, the refarming of this spectrum band will be carried out. Nevertheless, on September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. However, Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and 5G spectrum (including in the same 3.5 GHz band, but obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted, before any participation in the execution of the public contract.

Existing licenses: renewal processes and modification of conditions for operating services.

In Spain, and in accordance with Law 11/2022, of June 28, on General Telecommunications, Telefónica requested the Administration to extend the duration of its spectrum licenses up to a maximum of 40 years, which means an extension of up to ten additional years. If this extension does not take place, the first set of licenses will expire in 2030. In this context, the Ministry of Economic Affairs and Digital Transformation has launched a public consultation on the modification of current spectrum licenses of Telefónica and other operators. The final decision could be adopted in the second quarter of 2024.
In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur ("BNetzA") published the consultation paper "Demand update and framework conditions for a transitional decision" (framework conditions). The framework conditions are based on the BNetzA's position paper from September 2022 and the comments received thereon. The framework conditions provide for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan. The BNetzA intends to make a decision about frequency provision in 2024. As part of a second set of actions, a larger procedural framework is to be established for utilization from 2031 onwards, including

with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.

In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 Ghz bands. VMO2 currently holds spectrum in both of these bands.

With respect to Latin America:

In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service ("STFC") concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which on March 22, 2023 was validated by the Federal Court of Accounts (the "TCU"). However, the TCU requires ANATEL to consider the market value for the valuation of reversible assets. On July 24, 2023, ANATEL presented a balance of the estimated economic value based on the determinations of TCU. The value of the balance must be evaluated by Telefonica Brazil within 120 days. However, with the possibility of an agreement between ANATEL and Telefónica Brazil on the controversies present in arbitration and migration, ANATEL agreed with the request to suspend the aforementioned period of 120 days and sent to the TCU the Request for a Consensual Solution for the resolution of existing conflicts between ANATEL and Telefónica Brazil. The TCU's deliberation on the admissibility of the Request for a Consensual Solution is still ongoing. If the Request is accepted by the TCU, the TCU will establish a Commission that will have a maximum of 120 days to reach a consensus. After that, final approval by the TCU may take up to 90 days. There is a risk of not achieving success in the Consensual Solution and agreement between the parties regarding the migration calculation resulting in the right of Telefónica Brazil to hold the STFC concession until December 31, 2025.

In addition, Resolution 744/2021 of April 8, 2021 (the "Continuity Regulation") establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the TCU, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the TCU. Nevertheless, the TCU minister ordered the suspension of

the process. ANATEL agreed to extend the currently existing 850MHz band authorizations until November 2028, and the 900/1800 MHz in Minas Gerais (except sector 3) until December 2032, provided the relevant legal and regulatory requirements were met. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) subbands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the TCU.

In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications ("MTC"), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of our request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

In Colombia, on June 1, 2023, Telefonica Colombia submitted a renewal request for 30 MHz of spectrum in the AWS band that expired in December 2023. Additionally, in September 2023, the company has initiated the licenses renewal process of 25 MHz in the 850 MHz band and 15 MHz licenses in the 1900 MHz band that will expire in March 2024. Regulation in Colombia allows for the usage of spectrum without any restrictions until the final conditions for renewal are agreed.

In Argentina, in connection with the Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modified the legal

status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1°, 2°, 3°, 5° and 6° of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision was adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. In August 2023, the precautionary measure was further extended for six months. During any such suspension, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.

In Ecuador, a concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band), which was valid until November 2023, was extended for an additional 10 months under the same conditions as the original contract through an addendum. The renewal negotiation is ongoing to extend the licenses for a longer period, but at the end of 2023, the renewal negotiation process was again suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) for up to 120 days.

In relation to 5G, in Europe (Spain, Germany and the United Kingdom) Telefónica (and VMO2 in the case of United Kingdom) is deploying 5G in the frequency bands identified as "pioneering" by the European Commission (3.5 GHz and 700 MHz) acquired in recent years. Additionally, technological migration to 5G is being carried out in the traditional 2G/3G/4G bands using Dynamic Spectrum Sharing (DSS) technology to make the use of the spectrum more efficient, based on user demand. In Chile and Brazil, Telefónica is offering 5G services using spectrum in the 3.5 GHz band. In Uruguay, Argentina and Colombia there were 5G spectrum auctions in 2023. In Uruguay, an auction was held in May 2023 and Telefónica Uruguay acquired 100 MHz of spectrum, with Telefónica having initiated the provision of 5G services. In Colombia the auction of 5G spectrum took place on December 20, 2023 and Telefonica acquired, through a Temporary Union with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz of spectrum in the 3.5GHz band. In Argentina, in October 2023 there was an auction of spectrum in the 3.5 GHz band and Telefónica Argentina acquired 50MHz of spectrum.

During 2023, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 183 million euros, mainly due to the acquisition of spectrum in Argentina (173 million euros in 2022, mainly due to the acquisition of spectrum in Colombia). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.

Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica's performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.

As of December 31, 2023, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 86% and 80%, respectively, of the aggregate value of contracts awarded in 2023 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 48% of the aggregate value of contracts awarded in 2023 to handset suppliers. As of December 31, 2023, the Telefónica Group had 120 information system ("IT") providers that accounted for 80% of the total amount of IT purchase awards made in 2023, five of them representing 25% of purchases in that area.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.

In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as those derived from geopolitical tensions such as the Russia-Ukraine and Israel-Hamas armed conflicts, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry.

The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2021, 2022 and 2023 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.

The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.

Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.

The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.

The successful execution of Telefónica's strategic plan and our ability to compete effectively now and in the future depend to a large extent on the company's key talent, as well as on a highly skilled workforce. Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.

While we take various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining our corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.

If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.

The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, big data, Artificial Intelligence and cloud services among others. Although these services still have a lower weight in Telefónica's total revenues, the related revenues grew in double digits in 2023. Additionally, the world of telecommunications is

evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA is leading the Open Gateway initiative for the standardized exposure of APIs to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, Telefónica plans to switch off all copper access loops by April 2024. As of December 31, 2023, in Spain, fiber coverage reached 29.3 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group's profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group's total research and development effort, the total expenditure in 2023 was 741 million euros (656 million euros in 2022), representing 1.8% of the Group's revenues (1.6% in 2022). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual. Telefónica's investment in CapEx in 2023 was 5,579 million euros (5,819 million euros in 2022).

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to

properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group's commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote innovation may result in increased compliance risks and, where applicable, costs.

Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.

In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.

Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (EEA) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.

One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021.

With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision nevertheless remains subject to challenge, and is expected to be challenged, by privacy activists.

In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.

In Ecuador, the Organic Law on Data Protection, which is aligned with the principles of the European GDPR, has entered into force (including, since 2023, the sanctioning regime). In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any State outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR.

In addition, there are projects to reform Law 19.628 on the Protection of Personal Data in Chile, and the Regulations of Law 29.733 in Peru. There are regulatory projects aimed at updating regulations in line with standards similar to the GDPR, which may increase compliance risks and costs. To limit the risks derived from international transfers of personal data among Telefónica Group companies, Group companies will adopt Telefónica Group's Binding Corporate Rules (BCRs), which are currently in the process of being approved by the European data protection authorities. However there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.

Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance

risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.

Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.

The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.

In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Living Apps", "Connected Car", "Smart Cities", "Smart Agriculture", "Smart Metering" and "Solar 360" which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate

access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services we offer. However, there can be no assurance that these and other efforts will be successful.

In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Operational Risks.

Information technology is key to the Group's business and is subject to cybersecurity risks.

The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain, often with a high number of participants spread across different countries, by focusing on the security measures adopted by the Group's providers and other third parties, and, in particular, by ensuring the security of cloud services provided by third parties.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services provided by third parties. Thus, the risks associated with their use has increased, forcing companies to review the security controls beyond the perimeter of the corporate network. Likewise, the proliferation of IoT environments makes security management more complicated, given their volume and heterogeneous nature. All of the above, together with the professionalization of cybercriminals and their financing (which facilitates their adoption of emerging technologies and techniques, such as machine learning and artificial intelligence), is leading to an increase in the sophistication of cybercrime and the use of automated attack tactics that reduce the time frame that cyber-defense teams have to protect a company's digital assets. In addition, the Telefónica Group is aware of the possible cybersecurity risks arising from the various international conflicts, and is monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.

In particular, in the past three years, the Group has suffered various types of cybersecurity incidents that have included (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud in respect of services provided by Telefónica. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.

Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of

early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.

Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.

Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group's operations and results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks.

Worsening of the economic and political environment could negatively affect Telefónica's business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica's business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labor markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.

There are also doubts about the timing of the conclusion of the inflationary period, as geopolitical events such as the Russia-Ukraine and the Israel-Hamas armed conflicts, among others, negatively impact energy prices or maritime transport. Moreover, there is a risk that the decrease in global liquidity and elevated interest rates could generate increased financial volatility, giving rise to new stress episodes, as observed in the United Kingdom, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflationary period akin to the 1970s.

Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in many parts of the world.

So far, the main European countries where the Group operates have been affected by the ongoing geopolitical

conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.

As of December 31, 2023, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 26.0% (25.5% as of December 31, 2022), VMO2 7.5% (9.8% as of December 31, 2022), Telefónica Germany 17.8% (17.5% as of December 31, 2022), Telefónica Brazil 25.0% (22.7% as of December 31, 2022) and Telefónica Hispam 14.4% (14.5% as of December 31, 2022). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2023 and 2022.

During 2023, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 31.1% (31.2% in 2022), Telefónica Germany 21.2% (20.6% in 2022), Telefónica Brazil 23.7% (22.2% in 2022) and Telefónica Hispam 20.6% (22.9% in 2022).

The main risks by geography are detailed below:

In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the transportation chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.

In addition, there is also a risk of financial fragmentation in the transmission of monetary policy in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by peripheral countries (such as Spain) and those issued by core countries, making it challenging for the former to access credit. Lastly, Europe faces two significant long-term risks. First, a risk that Europe may fall behind in the global technological race in particular because of its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions. Second, demographic factors such as

declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.

Regarding political risk, the 2024 European Parliament election may deepen political fragmentation and result in a reduced representation of moderate positions in favor of extreme options, potentially weakening governance and hindering the implementation of the ongoing agenda with respect to fiscal and economic matters, climate and energy policy and other critical aspects of state governance.

• *Spain*: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of Next Generation European Funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase potential growth through productivity and ensure the sustainability of public debt.

• *Germany*: the risk of energy shortages has diminished in recent months due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Gas flows (from Russia via Ukraine) could be lower than expected, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to a stronger and longer inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country's potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the ageing of the population.

• *United Kingdom*: a slower disinflationary process than previously expected could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and

Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.

In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Argentina and Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.

- *Brazil*: fiscal sustainability and increased economic intervention remain the main domestic risk, but it has recently decreased. The new administration has demonstrated its commitment to fiscal sustainability by announcing a new fiscal framework to replace the previous spending cap rule. Additionally, the Congress has also voted favorably on the tax reform aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth. So far, the economic measures announced by the new administration have helped alleviate uncertainty around economic policies, resulting in an upward revision of Brazil's credit rating outlook by S&P. Risks related to inflation and monetary policy have also decreased with the approval and maintenance of the inflation target at low levels.

- *Argentina*: macroeconomic and exchange rate risks remain high. The main internal challenges include achieving the political and social consensus necessary to reduce the public deficit and rebuild international reserves in a context of high inflation, which jeopardizes the achievement of the new administration's objectives. On the external front, a global slowdown leading to reduced demand for exported products and lower prices would result in decreased foreign currency inflows, increasing vulnerability to volatility in international financial markets. Finally, the application of price control measures and the still-existing exchange restrictions could adversely affect Telefónica's profitability.

- *Chile, Colombia, Peru and Ecuador*: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a

negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. Inflation is becoming more persistent than expected, which could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of the new proposed Constitution in December 2023, but the maintenance of the former status quo could give rise to new social demands. In Colombia, the structural reforms promoted by Colombia's government are currently expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the new administration, although it remains politically weak. In Ecuador, the new government is dealing with a turbulent political situation and internal violence, marked by an increase in criminality.

As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group has and in the future could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2023, represented 17.9% of the Group's total assets), deferred tax assets (which as of December 31, 2023, represented 6.0% of the Group's total assets) or other assets, such as intangible assets (which represented 10.9% of the Group's total assets as of December 31, 2023), and property, plant and equipment (which represented 22.0% of the Group's total assets as of December 31, 2023). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2023 impairment losses in the goodwill of Telefónica Ecuador were recognized for a total of 58 million euros (impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros in 2022 and impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros in 2021). In addition, VMO2, our 50:50 joint venture with Liberty

Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized.

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2023, the Group's gross financial debt amounted to 37,061 million euros (39,079 million euros as of December 31, 2022), and the Group's net financial debt amounted to 27,349 million euros (26,687 million euros as of December 31, 2022). As of December 31, 2023, the average maturity of the debt was 11.6 years (13.1 years as of December 31, 2022), including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in

interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

As of December 31, 2023, the Group's gross financial debt scheduled to mature in 2024 amounted to 3,701 million euros, and gross financial debt scheduled to mature in 2025 amounted to 3,900 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2023. As of December 31, 2023, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,315 million euros (11,148 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2023, 1.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2024.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group's credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

In nominal terms, as of December 31, 2023, 89% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.80% as of December 31, 2023 compared to 3.96% as of December 31, 2022. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2023: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position

at that date would have led to an increase in financial expenses of 25 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 25 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.

Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 17 million euros as of December 31, 2023 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 17 million euros as of December 31, 2023. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2023 taking into account derivative instruments in place.

In 2023, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a small positive impact on the Group's results, increasing the year-on-year growth of the Group's consolidated revenues by an estimated 0.2 percentage points, and not impacting OIBDA (positive impact of 4.5 percentage points and 3.0 percentage points, respectively, in 2022, mainly due to the evolution of the Brazilian real). Furthermore, translation differences in 2023 had a positive impact on the Group's equity of 37 million euros (1,169 million euros in 2022). If the impacts of hyperinflationary countries were considered, the adverse impact of variations in currencies on our consolidated results, statement of financial position and statement of cash flows would have been higher.

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its

business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks.

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.

The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.

Telefónica Brazil maintained provisions for tax contingencies amounting to 515 million euros and provisions for regulatory contingencies amounting to 329 million euros as of December 31, 2023. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made. As of December 31, 2023, the Telefónica Group maintained contingent liabilities related to income tax, other taxes and regulatory proceedings in Brazil amounting to 5,678 million euros, 6,909 million euros and 1,264 million euros, respectively (see Note 24c. Other Provisions and Note 25-Tax Litigation in Telefónica Brazil, to the Consolidated Financial Statements). The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.

Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the

aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of December 31, 2023 amounting to 3,117 million Peruvian soles (approximately 761 million euros at the exchange rate at such date).

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Telefónica Group's own goals regarding ESG matters, may expose the Telefónica Group to various risks.

The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.

Further, the Telefónica Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO_2 emission reduction targets) subjects it to the risk that it will fail to achieve these objectives and initiatives.

Although the Telefónica Group is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO_2 emission reduction targets), the Telefónica Group's reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business

advantage or failing to keep accurate books and records and properly account for transactions.

In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department's Office of Foreign Assets Control and the United Kingdom. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, territories, lists of entities and persons sanctioned or certain trade restrictions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the

Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Annual Corporate Governance Report



Annual Corporate Governance Report

40%
Women on the Board of Directors

66,67%
Independent Directors

Performance
Evaluation of the Board of Directors and its Committees carried out by an external consultant

4.1. Main aspects of Corporate Governance in 2023 and prospects for 2024

GRI 2-9, 2-17

4.1.1. Corporate Governance System

Telefónica's basic corporate governance system principles are set forth in its Bylaws, in the Regulations of its Board of Directors, in the Regulations for the General Shareholders' Meeting, in the Regulations for the Audit and Control Committee, in the Regulations for the Nominating, Compensation and Corporate Governance Committee, in the Internal Code of Conduct for Securities Markets Issues, and in certain Policies relating to this matter; particularly noteworthy, among others, are the Diversity Policy in relation to the Board of Directors and the Selection of Board Members, the Disclosure, Contact and Engagement Policy for Shareholders, Institutional Investors and Proxy Advisors, the Remuneration Policy of the Directors of Telefónica, S.A. and the Responsible Business Policy. These regulations determine the action principles of the Board of Directors, govern its organization and operation and set the rules of conduct of its members.

The principles underlying Telefónica's corporate governance system are the following:

a. the maximization of the value of the Company in the interest of the shareholders,

b. the essential role of the Board of Directors in the supervision of the management of the Company, and

c. transparency as regards information in relations with its stakeholders including employees, shareholders, investors and customers, among others.

In this regard, the Board of Directors will take the necessary measures to ensure: (i) that the Company's management team pursues the creation of value for the shareholders, (ii) that such management team is under its actual supervision, (iii) that no person or small group of persons holds a decision-making power that is not subject to checks and balances or controls, and (iv) that any shareholder receives privileged treatment compared to the others.

4.1.2. Continuous improvement of Corporate Governance

Telefónica undertakes the firm commitment to continuously improve its corporate governance framework by expanding, enhancing and consolidating best practices in this subject.

In relation to the above, the Company carries out an ongoing analysis and review of its corporate governance structures and the degree of compliance with the main recommendations existing in the subject of good governance, always in consideration of possible initiatives to make short and medium term improvements and seeking out the formula for governance that best defends the interests of its shareholders and sustainable value creation.

In this context, as it has done in previous financial years, Telefónica has continued to improve and strengthen its corporate governance framework in 2023 by adopting, among other, the following decisions and measures:

i) the renewal and reorganisation of the Board of Directors and its Committees, which has allowed the increase of the number of Independent Directors, achieving a more balanced and diverse composition with more female Directors, reducing the number of Board Committees and improving the distribution of competencies among them.

In particular, following the vacancies that arose on the Board as a result of the voluntary resignation tendered by Mr. Peter Erskine (Director Other External) and Mr. Juan Ignacio Cirac Sasturain (Independent Director), for personal reasons and in order to facilitate the renewal of the Company's governing body, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, appointed Ms. Solange Sobral Targa and Mr. Alejandro Reynal Ample by co-option as Directors of Telefónica, S.A., with the category of Independent Directors.

These appointments have increased the number of Independent Directors, who now represent two thirds of the members of the Board of Directors, and the percentage of female Directors has been raised to 40%, in line with international best practice.

Likewise, at the same meeting of the Board of Directors on December 13, 2023, and at the proposal of the Nominating, Compensation and Corporate Governance Committee (which, in accordance with the provisions of article 3 of the Board Regulations, drew up the corresponding Justifying Report for this purpose), approved the amendment of the Regulations of the Board of Directors with the following objectives: (i) to simplify and adapt the organisational structure of the Committees of the Board of Directors of the Company to the current composition of the Company's administrative body, reducing the number of Committees by two (from six to four Committees); (ii) to strengthen the strategic definition and supervision function of the Board of Directors; and (iii) to extend the functions of the current Sustainability and Regulation Committee (previously called the Sustainability and Quality Committee) to include regulatory matters.

As a result of the changes described above, the following changes in the composition of the Board of Directors' Committees were agreed:

- <u>Executive Committee</u>

  Appoint Ms. Claudia Sender Ramírez as a member.

- <u>Audit and Control Committee</u>

  Appoint Ms. María Luisa García Blanco as member.

- <u>Nominating, Compensation and Corporate Governance Committee</u>

  Appoint Ms. Verónica Pascual Boé as member.

- <u>Sustainability and Regulation Committee</u>

  Appoint Mr. Francisco Javier de Paz Mancho, Mr. José María Abril Pérez, Ms. María Luisa García Blanco, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola and Ms. Solange Sobral Targa. Likewise, on the same date, it was also agreed to appoint Mr. Francisco Javier de Paz Mancho as the new Chairman of this Committee.

Likewise, on February 20, 2024 and due to the expiry of Mr. Peter Löscher's term of office as Chairman of the Audit and Control Committee, the aforementioned Committee agreed to appoint Mr. José Javier Echenique Landiríbar as Chairman thereof, in substitution of Mr. Peter Löscher, who remains as a Member of said Committee.

On the other hand, on the same date, the Nominating, Compensation and Corporate Governance Committee agreed to appoint Mr. Peter Löscher as Chairman of the same, replacing Mr. José Javier Echenique Landiríbar, who remains as a Member of said Committee.

ii) the evaluation, by an External Consultant, of the Corporate Governance System for the financial year 2023, in the terms that will be described later in this Report;

iii) the continuous implementation of Training Programmes to all members of its Board of Directors in those matters that have been deemed appropriate; and

iv) the update of part of the regulations and internal policies of the Company in those matters where it has been required.

The detail of the matters indicated in the above paragraphs is given below:

> **Changes related to the composition of the Board of Directors**

In order to propose the appointment of Ms. Sobral and Mr. Reynal, the Nominating, Compensation and Corporate Governance Committee assessed in detail the proposals for such appointments, taking into account the solvency, competence, experience, training, professional profile and willingness of the new Directors to devote the time and effort necessary for the effective performance of their duties, with the counsel of an external consultant. Likewise, the Nominating, Compensation and Corporate Governance Committee verified and assessed that the new Directors did not fall under any of the circumstances envisaged in article 529 duodecies.4 of the Capital Companies Act, and that they could perform their duties without being conditioned by relations with the Company or its Group, its Significant Shareholders or its Executives, and could therefore hold the category of Independent Directors.

Ms. Solange Sobral Targa holds a degree in Computer Science from the Federal University of Sao Carlos (Brasil), and a Master's degree in Computer Science from the State University of Campinas (Brasil).

Ms. Sobral also has extensive professional experience, having held positions in digital business development and leadership of multidisciplinary teams, currently acting as a digital transformation agent.

Ms. Sobral is Vice-Chairwoman of CI&T, a leading information technology and software development

company listed on the New York Stock Exchange. She also sits on various Boards of Directors, being an Independent Director of Unidas (a Brazilian car rental company), Director of Telefónica Brasil, S.A. (VIVO) and is a member of the Diversity and Inclusion Committee of Banco Itaú.

Mr. Alejandro Reynal Ample holds a degree in Mechanical Engineering from the Georgia Institute of Technology and a Master of Business Administration (MBA) from Harvard Business School.

Mr. Reynal also has extensive international professional experience, having worked in the United States, Europe, Latin America and the Caribbean. He is currently the President and CEO of Four Seasons.

The appointment of Ms. Sobral and Mr. Reynal will have to be ratified by the next General Meeting of Shareholders.

> Changes related to the composition Board Committees and amendment of the Regulations of the Board of Directors

Within the framework of this reform, the distribution of competences between the Committees was improved, clarifying the way in which the current Sustainability and Regulation Committee should exercise its functions in the areas of competence shared with the Audit and Control Committee in relation to sustainability risks and non-financial information, and with the Nominating, Compensation and Corporate Governance Committee, in relation to non-financial indicators linked to sustainability and the variable remuneration of the Company's Directors and Senior Management.

Said amendment of the Board of Directors' Regulations was notified to the National Securities Market Commission (CNMV) and registered in the Madrid Commercial Registry on January 24, 2024, and was also made available to shareholders through the Company's website.

> Assessment of the Corporate Governance System by an External Consultant

Likewise, and in the terms that will be described in detail below, a thorough and detailed evaluation of the Company's current Corporate Governance System has been carried out with the collaboration of an External Consultant (Egon Zenhder), in order to assess its functioning and identify those aspects that may require evolution and improvement.

> Training and Information Programmes

Telefónica continually offers all members of its Board of Directors training programmes and refresher

courses on those aspects of special importance to the performance of their duties.

In this regard, throughout the 2023 financial year, training and information sessions have been imparted to the members of the Board of Directors and of the Board Committees by external consultants and internal teams related to the following topics, among others:

- Audiovisual content: Training session on the organisation and infrastructures of Movistar+. Visit to its offices and facilities located in Tres Cantos (Madrid), on March 30, 2023.

- Financial: Training session on Derivatives, on June 27, 2023.

- Sustainability:

  - Training session on Climate Change on June 26 and 30, 2023.

  - Training session on Diversity and Inclusion on October 6 and 9, 2023.

  - Training session on ESG regulatory and benchmarking issues on November 28, 2023.

- Corporate Governance: Corporate Governance Trends in SEC companies on May 8, 2023.

On the other hand, when new Directors join the Board Members, Telefónica makes the relevant Company information available to them. The purpose is for new member of the Board of Directors or its Committees can have the right support they need to rapidly get up to speed regarding the Company and its Group, in such way that from they can actively and effectively perform their duties immediately after their appointment.

Some of the most important documents provided to the new Board Members are: (i) the basic corporate regulations (Bylaws, Regulations for the General Shareholders' Meeting, Regulations of the Board of Directors, Regulations of the Audit and Control Committee, and Regulations for the Nominating, Compensation and Corporate Governance Committee. Similarly, the Diversity Policy in relation to the Board of Directors and the Selection of Board Members, the Remuneration Policy of the Directors, and the Disclosure, Contact and Engagement Policy for Shareholders, Institutional Investors and Proxy Advisors); (ii) the Internal Code of Conduct for Securities Markets Issues (RIC), which establishes a series of communication obligations and restrictions on carrying out operations with securities issued by companies of the Telefónica Group; (iii) the Schedule of ordinary sessions of the Board of Directors and of

the Board Committees; and (iv) the presentation of the Company's governing bodies and the organisational structure.

Internal sessions are also organised with the representatives of the most relevant areas so that they are familiar with the details and functioning of the Board of Directors and its Committees, as appropriate.

> Update of Corporate Regulations and Policies

During the financial year 2023, the Board of Directors has approved, among others, the following corporate regulations and policies and updates to address aspects of sustainability management: (i) Regulations on Disclosure of Information to the Markets and other Stakeholders and (ii) Regulations on Recording, Reporting and Control of Financial and Sustainability Information.

In addition, in the area of internal control, the following Corporate Policies and Regulations have been updated: (i) Risk Management Policy; (ii) Policy and Procedure for the Management of the Telefónica's Internal Information System to bring it into line with the law; (iii) Regulations on Procurement of Goods and Services;(iv) Corporate Payment Control Policy; (v) Corporate Internal Control Policy; (vi) Policy on the preparation and organisation of the Telefónica Group's Regulatory Framework; (vii) Policy on the Organisation of Internal Auditing; and (viii) Global Security Policy.

- **Approval of the new Directors' Remuneration Policy**

The General Shareholders' Meeting of the Company in 2023, at its meeting held on March 31, 2023, approved by a large majority (92.66% of votes in favour) the new Remuneration Policy for Directors of Telefónica, S.A., which came into force on the date of its approval by the General Shareholders' Meeting and will remain in force until December 31, 2026, leaving the 2021-2023 Remuneration Policy without effect.

The new Remuneration Policy follows a continuation of the previous Policy, approved at the 2021 General Shareholders' Meeting, although it introduces some amendments, including the following features: (i) the elimination of the possibility of granting extraordinary remuneration; and (ii) the extension by an additional 12 months, up to 36 months, of the period in which it is possible to recover all or part of any element of variable remuneration of Executive Directors, after its payment (clawback).

- **Approval of the new Executive Officer Compensation Recoupment Policy**

The Board of Directors of the Company, at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved on 2023, a Executive Officer Compensation Recoupment Policy, which completes and develops the clawback regime. With this new regulation, Telefónica, S.A. consolidates its commitment to the best practices in the field of international remuneration and complies with the listing requirements for issuers of foreign securities listed on the New York Stock Exchange as well as the provisions of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of the United States of America (U,S, Dodd-Frank Wall Street Reform and Consumer Protection Act).

4.1.3. Key issues of the Board of Directors

As of December 31, 2023, some key issues of the Board of Directors of Telefónica, S.A. are detailed below:



40 % Women on the Board of Directors

15 Members on the Board of Directors

66.67 % Independent Directors

0.40 % total voting rights

8.80 Years - Average Director Tenure

Renewed Board of Directors since 2016 **73.33 %** Directors

Lead Independent Director since December 2019

Similarly, regarding the diversity of the Board, the following aspects stand out:

% Directors with the following Knowledge and Skills



Number of Directors with International Experience



% Women of Board



% Directors with Professional Experience in the following sectors



Board Diversity by Age



Nationality

Spanish	🇪🇸	12
Austrian	🇦🇹	1
Brazililan	🇧🇷	2

Likewise, shown below is the composition of the Board of Directors along with each of its Committees as of the date of this Report. Additional information can be found in section 4.4 of this Report, and in section C statistical annex.

| Name | Post | Board of Directors | | | | Board Committees [1][2] | | | |
		Executive	Proprietary	Independent	Other External	Executive Commission	Audit and Control [3]	Nominating, Compensation and Corporate Governance [4]	Sustainability and Regulation
Mr. José María Álvarez-Pallete López	Chairman	X				C			
Mr. Isidro Fainé Casas	Vice-Chairman		X			VC			
Mr. José María Abril Pérez	Vice-Chairman		X			VC			M
Mr. José Javier Echenique Landiríbar	Vice-Chairman and Lead Independent Director			X		VC	C	M	
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	X				M			
Ms. Carmen García de Andrés	Member			X			M		M
Ms. María Luisa García Blanco	Member			X			M	M	M
Mr. Peter Löscher	Member			X		M	M	C	
Ms. Verónica Pascual Boé	Member			X				M	
Mr. Francisco Javier de Paz Mancho	Member				X	M		M	C
Mr. Alejandro Reynal Ample[2]	Member			X					
Mr. Francisco José Riberas Mera	Member			X					
Ms. María Rotondo Urcola	Member			X			M		M
Ms. Claudia Sender Ramírez	Member			X		M			
Ms. Solange Sobral Targa[2]	Member			X					M

C	Chairman
VC	ViceChairman
M	Member

1 The Board of Directors of Telefónica, S.A., at its meeting held on December 13, 2023, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, resolved to abolish the Strategy and Innovation Committee and to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now form a single Committee, under the name of Sustainability and Regulation Committee.

2 The Board of Directors of Telefónica, S.A., at its meeting held on December 13, 2023, at the proposal of the Nominating, Compensation and Corporate Governance Committee, resolved to appoint by cooptation Ms. Solange Sobral Targa and Mr. Alejandro Reynal Ample as Directors of Telefónica, S.A., with the category of Independent Directors, to cover the vacancies caused by the resignations of Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain.

3 The Audit and Control Committee of Telefónica, S.A., at its meeting held on 20 February 2024, agreed to appoint Mr. José Javier Echenique Landiríbar as Chairman of the aforementioned Committee, replacing Mr. Peter Löscher, who remains as a Member of the aforementioned Committee.

4 The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., at its meeting held on 20 February 2024, agreed to appoint Mr. Peter Löscher as Chairman of the aforementioned Committee, replacing Mr. José Javier Echenique Landiríbar, who remains as a Member of the aforementioned Committee.

The Directors of Telefónica, S.A. have attended in person or by proxy all the meetings of the Board of Directors and each of its Committees held during the year 2023.

The **total number of meetings held by the Board of Directors and the Committees in 2023** amounted **more than 90**, demonstrating the intense activity of these bodies and the Directors's firm undertaking to perform their duties with dedication and commitment.

4.2. Ownership Structure

GRI 2-1

4.2.1. Share Capital

As of December 31, 2023, the share capital of Telefónica, S.A. was set at 5,750,458,145 euros and is divided into 5,750,458,145 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

On April 17, 2023, the share capital reduction deed was registered, for an amount of 24,779,409 euros, in which 24,779,409 own shares that were in treasury stock were redeemed, with a nominal value of 1 euro each. Following the share capital reduction, the share capital was set at 5,750,458,145 euros.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

As of December 31, 2023, the total number of shareholders of Telefónica, S.A. amounted to 1.1 million, and the distribution by investors categories was as follows:

Investor Category	% Share Capital
Domestic Institutional	21 %
Foreign Institutional	49 %
Retail	30 %

Treasury shares

At its meeting held on May 31, 2017, the Board of Directors of the Company approved the General Framework for Discretionary Treasury Shares Operations of Telefónica, S.A., as provided in articles 16.2 and 17.6 of Telefónica's Internal Rules of Conduct in Matters Relating to the Securities Markets (the "IRC").

Such General Framework sets forth the discretionary action principles for the management of treasury shares, observing and respecting the provisions of the above-mentioned Rules, particularly as regards restrictions on price, volume and timing of the transactions.

As of the closing date of the 2023 fiscal year, the number of direct shares held as treasury shares stood at 111,099,480 (1.93% of the share capital).

As for the changes in treasury shares that occurred during the fiscal year, see Note 17 (Equity) of the Consolidated Accounts of Telefónica, S.A. for fiscal year 2023.

Furthermore, and in connection with the authorization granted to the Board of Directors by the shareholders at the General Shareholders' Meeting to acquire the Company's own shares, the shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica held on March 31, 2023 resolved to renew the aforementioned authorization granted by the shareholders themselves at the General Shareholders' Meeting of June 8, 2018 for the derivative acquisition of own shares, either directly or through companies of the Group, on the terms that are literally set forth below:

"A) To authorize, pursuant to the provisions of Section 144 et seq. of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A., -either directly or through any of the subsidiaries-, at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders' Meeting and is expressly subject to the limitation that the par value of the Company's own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company's own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company's shares.

B) *To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.*

C) *To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 8, 2018."*

Authorisation to increase share capital

As regards the authorizations conferred in respect of the share capital, and in addition to the authorization already described to acquire the Company's own shares, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2023, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A., held on June 12, 2020, delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable

law and the Company's Bylaws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/ or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/ or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Restrictions on the transferability of securities and/or voting rights

As for the existence of restrictions on the transfer of securities and/or voting rights, in accordance with article 26 of the Company's Bylaws, no shareholder may exercise a number of votes exceeding 10 percent of the total share capital with voting rights existing at any time, regardless of the number of shares held, all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the

shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.

The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast -either jointly or separately- by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.

For the purposes indicated in the preceding paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of section 18 of the Companies Act shall apply.

Establishing in the Bylaws the maximum number of votes that may be cast by the same shareholder or by shareholders belonging to the same group (article 26 of the Bylaws) is warranted because the purpose of such measure is to establish an appropriate balance and to protect the position of minority shareholders, preventing a possible concentration of votes on a small number of shareholders, which could affect the furtherance of the corporate interest or the interest of all the shareholders as a guide for the actions of the shareholders at the General Shareholders' Meeting. Telefónica believes that this measure does not constitute a mechanism to block public tender offers but rather a guarantee that the acquisition of control will require sufficient consensus among all the shareholders since, as is natural and may be seen from experience, potential offerors may condition their offer to the removal of such requirement.

In addition, and in accordance with section 527 of the Companies Act, at listed companies, bylaw provisions that directly or indirectly establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a public tender offer, the offeror has reached a percentage equal to or greater than 70 percent of the capital carrying voting rights, unless such offeror is not subject to equivalent neutralization measures or has not adopted them.

On the other hand, the shareholders at a General Shareholders' Meeting of Telefónica, S.A. have not resolved to adopt any neutralization measure in the event of a public tender offer in reliance on the provisions of the Securities Market Act.

In addition, the provisions of Article 7 of Law 19/2003 of July 4, 2003 on the legal regime governing the movement of capital and economic transactions abroad and on certain measures to prevent money laundering and Article 18 of Royal Decree 571/2023 of July 4, 2003 on foreign investment, which require prior authorisation for foreign investments in Spain in activities directly related to national defence, are applicable. This authorisation is exempted in two cases: (a) acquisitions of less than 5% of the share capital provided that they do not allow participation in the administrative body and (b) acquisitions of between 5% and 10% of the share capital provided that the investor renounces in a public deed before the Administration not to exercise or transfer to third parties its voting rights and not to form part of any corporate administrative bodies.

Likewise, the provisions of Article 7.bis.1 of the aforementioned Law 19/2003 must be taken into account, which requires prior authorisation for foreign investment involving the acquisition of a stake equal to or greater than 10% of the share capital (or any that entails the acquisition of total or partial control) when it affects strategic sectors such as: critical telecommunications infrastructure, data processing or storage, critical and dual-use telecommunications technologies, artificial intelligence, robotics, cybersecurity, sectors with access to sensitive information, etc. Article 7.bis.3 of this Law requires prior authorisation for foreign investments with the same percentage or effect on the control of the company when, among other cases, the foreign investor is directly or indirectly controlled by the government of a third country.

In both cases, investment transactions carried out without the required prior authorisation are not valid and have no legal effect until they are legalised, so that, until the necessary authorisation is obtained, the foreign investor cannot exercise his economic or political rights.

4.2.2. Significant Shareholders

According to the information existing at the Company, there is no individual or legal entity that directly or indirectly, individually or jointly with others, exercises or may exercise control over Telefónica on the terms set out in section 5 of the Securities Market Act.

As of the closing date of fiscal year 2023, there are, however, certain shareholders holding interests that may be considered significant within the meaning of Royal Decree 1362/2007, of October 19, and which are the following:

Name or corporate name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Banco Bilbao Vizcaya Argentaria, S.A. (*)	4.86	0.00	0.00	0.00	4.86
CaixaBank, S.A. (**)	3.51	0.00	0.00	0.00	3.51
BlacRock, Inc.(***)	0.00	4.34	0.00	0.16	4.50
Public Investment Fund(****)	0.00	4.90	0.00	0.00	4.90

(*) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for the 2023 financial year. Furthermore, according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. owned by BBVA at December 31, 2023, it would increase by 0.168% without voting rights of the company's share capital.

(**) Based on information provided by CaixaBank, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for 2023.

(***) Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2023. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.98% of Telefónica, S.A. shares (4.51% of voting rights), updated according to the share capital of the Company on December 31, 2023.

(****) Based on the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023. This communication indicates that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund): (i) acquired shares representing 4.90% of the share capital of Telefónica, S,A, and (ii) entered into a contingent sale and purchase agreement over 5% of the shares of Telefónica, S.A., the effectiveness of which is subject, among others, to the approval of the Spanish Council of Ministers. In addition, on 11 September 2023, Morgan Stanley notified the CNMV that it held 12.178% of voting rights in Telefónica, S.A. (0,007% attributed to shares and 12,171% through financial instruments) including a financial instrument (put/call option) over the 9.90% of the share capital of Telefónica, S.A., related to the risk management of the position under the financial transaction on the same shares notify by Public Investment Fund referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional participation.

Breakdown of indirect interest:

Name or corporate name of indirect owner	Name or corporate name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	0.00	0.00	0.00
BlackRock, Inc.	BlackRock Group	4.34	0.16	4.50
Public Investment Fund	Green Bridge Investment Company SCS	4.90	0.00	4.90

It is hereby stated for the record that Telefónica is not aware of the existence of family, commercial, contractual or corporate relationships (whether significant or not arising in the ordinary course of business) among the holders of significant interests in its share capital.

Below is a description of the commercial, contractual or corporate relationships existing between the holders of significant interests and Telefónica, S.A. and/or its Group of companies (except for those of little significance or arising in the ordinary course of business):

Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, and Perú.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial Collaboration Agreement signed with Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint venture agreement executed between Telefónica Innovación Digital, S.L.U. (previously called Telefónica Digital España, S.L.U.) and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50% joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S.
CaixaBank, S.A.	Corporate	Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.
CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Renting, S.A.
CaixaBank, S.A.	Contractual	Financial Collaboration Agreement signed with CaixaBank, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.

Similarly, below is a description of the relationships and/or positions of some of the Directors of Telefónica, S.A. with its significant shareholders:

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	Formerly President of CaixaBank, S.A.
Mr. Peter Löscher	CaixaBank, S.A.	CaixaBank, S.A.	Independent Director of CaixaBank, S.A., since March 31, 2023.

Remarks

Mr. José María Abril Pérez
Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.

Mr. Isidro Fainé Casas
Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.

4.2.3. Directors' Shareholdings

As of December 31, 2023, the total percentage of voting rights (attributed to shares and financial instruments) held by the Board of Directors was 0.397%, thus higher than in 2022 (0.366%).

Specifically, as of such date, and as an indication of their commitment to the Company, the interest in Telefónica, S.A. held by the Executive Chairman, Mr. José María Álvarez-Pallete López and by the Chief Operating Officer, Mr. Ángel Vilá Boix, amounted to 0.096% and to 0.054% of the total voting rights, respectively, both percentages higher than those of the 2022 financial year.

4.3. General Shareholders' Meeting

GRI 2-9, 2-10

4.3.1. Shareholders' Rights

The Bylaws of Telefónica, S.A. provide for a single class of shares (common shares), giving all the holders thereof identical rights. There are no non-voting shares or shares, or a loyalty vote, carrying more than one vote or with privileges in the distribution of dividends, or reinforced quorum or qualified majorities other than those established by law.

There is no provision for the shareholders at a General Shareholders´ Meeting having to approve decisions entailing an acquisition, disposition or the contribution to another company of essential assets or similar corporate transactions other than those established by law.

This section describes some of the main rights of the shareholders of the Company.

Right to receive information

The General Shareholders' Meeting is called as much in advance as required by law, through a notice published in, at a minimum: (i) the Official Gazette of the Commercial Registry or one of the widest circulation dailies in Spain; (ii) the website of the National Securities Market Commission; and (iii) the Company's corporate website.

The notice published on the Company's corporate website remains accessible on a continuous basis at least until the holding of the General Shareholders' Meeting. Likewise, the Board of Directors may publish notices in other media, if it deems appropriate, in order to ensure public and effective dissemination of the call to meeting.

From the date of publication of the notice of the call to the General Shareholders' Meeting, the Company makes available to its shareholders the documents and information that must be provided to them in accordance with legal or bylaw-mandated requirements in connection with the various items included on the Agenda; such items and documents are posted on the Company's website from the above-mentioned date. Notwithstanding the foregoing, shareholders may obtain such documents and information immediately and free of charge at the Company's registered office, and request that they be delivered or mailed to them free of charge, in the cases and on the terms established by law.

In addition, from the date of publication of the call to the General Shareholders' Meeting and until the fifth day prior to the date set for the holding of the meeting on first call, any shareholder may request in writing such information or clarifications or ask such questions in writing as it deems relevant concerning the matters included on the Agenda of the call to meeting, or concerning the information accessible to the public that the Company may have provided to the National Securities Market Commission since the holding of the immediately preceding General Shareholders' Meeting, or concerning the auditor's report.

The Board of Directors will be required to provide in writing, until the day of the holding of the General Shareholders' Meeting, the requested information or explanations, as well as to reply, also in writing, to the questions asked. The replies to the questions and to the requests for information will be sent through the Secretary of the Board of Directors by any of the members of the Board or by any person expressly authorized by the Board of Directors for such purpose.

During the holding of the General Shareholders' Meeting, shareholders may request such information or explanations as they deem appropriate concerning the matters included on the Agenda or with respect to the information accessible to the public provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting or concerning the auditor's report. In the event that it is impossible to satisfy the shareholder's right at that time, the Board of Directors will be required to provide such information in writing within seven days of the end of the General Shareholders' Meeting.

The Board of Directors will be required to provide the requested information as described in the two preceding paragraphs in the manner and within the periods established by law, except in those cases where: (i) such information is unnecessary for the protection of the shareholder's rights or there are objective reasons to consider that it could be used other than for corporate purposes, or the dissemination thereof would harm the Company or its related companies; (ii) the request for information or explanations does not relate to matters included on the Agenda or, in the case of paragraph two of this subsection (Right to Receive Information), to information accessible to the public that was provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting; and (iii) it is so established in statutory or regulatory provisions. The exception described in subsection (i) above shall not apply if the

information was requested by shareholders representing at least one-fourth of the share capital.

The replies to shareholders attending the General Shareholders' Meeting from a distance electronically and simultaneously and exercising their right to receive information through such procedure shall be provided, where applicable, during the meeting itself, or in writing, within seven days following the General Shareholders' Meeting.

Supplement to the call to the General Shareholders' Meeting and right to submit new proposals for agreement

Shareholders representing at least three percent of the share capital may request that a supplement to the call to the Ordinary General Shareholders' Meeting be published, including one or more items on the Agenda, provided the new items are accompanied by a rationale or, if appropriate, by a duly substantiated proposed resolution. In addition, and on the terms set forth in section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following publication of the notice of the call to meeting, submit duly substantiated proposed resolutions on matters already included or that must be included on the Agenda. Such rights shall be exercised by means of duly authenticated notice, which must be received by the Company in accordance with the provisions of the Law.

Right to attend and to appoint a proxy

Shareholders holding at least 300 shares registered in their name in the respective book-entry register five days prior to the General Shareholders' Meeting and providing evidence thereof through the respective attendance card or certificate issued by the Company or by any of the Depositary Entities Members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) or in any other form allowed by applicable legislation. may attend the General Shareholders' Meeting called.

Any shareholder having the right to attend may be represented at the General Shareholders' Meeting by another person, even if such person is not a shareholder. Proxies may be granted through the proxy forms printed on the attendance cards or in any other manner allowed by law, without prejudice to the provisions of the Companies Act regarding cases of representation by family members and the grant of general powers of attorney. The documents granting the proxy for the General Shareholders' Meeting shall include instructions concerning the direction of the vote. Unless the shareholder granting the proxy expressly states otherwise, it shall be deemed that such shareholder issues precise voting instructions in favor of the proposed resolutions submitted by the Board of Directors on the matters included on the Agenda. If there are no voting

instructions because the shareholders acting at the General Shareholders' Meeting could decide on matters that, while not included on the Agenda and therefore not known on the date on which the proxy is granted, might be put to a vote at the General Shareholders' Meeting, the proxy shall cast the vote in the direction the proxy considers best, taking into account the interest of the Company and that of the shareholder the proxy represents. The same provisions shall apply when the respective proposal or proposals submitted to a decision of the shareholders at the General Shareholders' Meeting were not made by the Board of Directors.

It is expressly stated for the record that the notice of call of the last Ordinary General Shareholders' Meeting expressly provided that unless the shareholder granting the proxy expressly stated otherwise, such shareholder would be deemed to issue precise instructions to vote against the respective resolution on any matter that, while not included on the Agenda and therefore not known on the date on which the proxy was granted, might be put to a vote at the General Shareholders' Meeting.

If the proxy document does not state the specific person to whom the shareholder grants his proxy, it shall be deemed to have been granted to the Chair of the Board of Directors of the Company or to the person who may replace him as Chair of the General Shareholders' Meeting. If the appointed proxy should be in a situation of conflict of interest regarding the vote on any of the proposals which, whether or not included on the Agenda, are submitted at the General Shareholders' Meeting and the shareholder granting the proxy has not issued precise voting instructions, the proxy shall be deemed to have been granted to the Secretary for the General Shareholders' Meeting.

Shareholders who are not holders of the minimum number of shares required to attend may also grant a proxy in writing with respect to such shares to a shareholder with the right to attend or form a group with other shareholders in the same situation until they have the necessary number of shares, and grant a proxy in writing to one of them.

Right to vote and adoption of resolutions

Every share present in person or by proxy at the General Shareholders' Meeting shall entitle the holder thereof to one vote.

Resolutions shall be adopted by simple majority, meaning that proposed resolutions will be approved when the number of votes in favor of each proposal is greater than the number of votes against it (regardless of the number of blank votes and abstentions), without prejudice to the reinforced voting quorums established in the law and in the Bylaws.

Rules for amending the Company's Bylaws

The Bylaws and Regulations for the General Shareholders' Meeting of Telefónica confer upon the shareholders acting at a General Shareholders' Meeting the power to approve the amendment of the Bylaws (articles 15 and 5, respectively), subject to applicable legal provisions for all other matters.

The procedure for amending the Bylaws is established in sections 285 and seq. of the Companies Act, and must be approved at the General Shareholders' Meeting complying with the quorum and majorities required in sections 194 and 201 of the same law. In particular, if the General Shareholders' Meeting is summoned to deliberate on Bylaw amendments, including capital increases or reductions, bond issuance, on eliminating or restricting pre-emptive rights in respect of new shares and on the transformation, merger, spin-off or the global assignment of assets and liabilities and the relocation of the registered office abroad, then shareholders that own at least fifty percent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, the General Shareholders' Meeting will be held on second call, in which case at least twenty-five percent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders that represent less than fifty percent of the subscribed capital with voting rights are present at the Meeting, either in person or by proxy, the resolutions referred to above may only be approved when two-thirds of the capital, present or represented by proxy at the Meeting, vote in favor of the resolution.

Pursuant to section 286 of the Companies Act, if the Bylaws are amended, the Directors or, if appropriate, the shareholders who made the proposal must draw up in full the text of their proposed amendment and a written report justifying the amendment, which must be made available to the shareholders when the General Shareholders' Meeting is called to deliberate on the amendment.

Furthermore, and pursuant to section 287 of the Companies Act, the notice calling the General Shareholders' Meeting must clearly state the items that might be amended, and note that all the shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.

Pursuant to section 291 of the Companies Act, when new obligations are established for the shareholders due to an amendment of the Bylaws, the resolution must be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, the provisions of section 293 of such Act shall apply.

The procedure for voting on proposed resolutions at the General Shareholders' Meeting is regulated in section 197 bis of the Companies Act and in the internal regulations of Telefónica (in particular, article 23 of the Regulations for the General Shareholders' Meeting). This article states, among other things, that when amendments are made to the Bylaws, each article or group of articles which is materially different will be voted on separately.

Corporate Website

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to and content of the Company website, including information on General Shareholders' Meetings, through direct access from the homepage of Telefónica, S.A. in the "Shareholders and Investors" section), which includes not only all of the information that is legally required but also information that the Company considers to be of interest.

4.3.2. Dialogue with the Shareholders

The Regulations for the General Shareholders' Meeting and the Regulations of the Board of Directors of Telefónica, S.A. devote several of their sections to governing the channels whereby relations between the Board of Directors and the shareholders of the Company (both individual shareholders and institutional shareholders and investors) are established in order to thereby ensure the greatest possible transparency in such relations. It is further expressly provided that the Board of Directors undertakes to guarantee equal treatment in its relations with the shareholders. The purpose of the Company's actions in this area, based on the paramount standard of transparency, is the distribution of all public information generated by the Company, making it accessible to all its shareholders simultaneously and in a non-discriminatory manner, complying with their need for information and ensuring that published information satisfies the standards of quality, clarity and truthfulness.

In addition, and within this context, the Board of Directors of the Company, at its meeting held on November 25, 2015, approved the Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors, the second and third edition of which was also approved by the Board at its meetings of November 4, 2019 and December 16, 2020, respectively, to include new developments and the latest trends on the matter. In the latest edition of December 16, 2020, the name of said Policy was changed to Disclosure, Contact and Engagement Policy of Telefónica, S.A. for shareholders, institutional investors and proxy advisors.

In connection therewith, and as provided in such Policy, the Board of Directors of Telefónica is the body responsible for establishing and supervising appropriate

mechanisms of communication and relationship with shareholders, institutional investors and proxy advisors that fully respect the rules prohibiting market abuse and that provide similar treatment to shareholders in the same position.

Thus, the Board of Directors, acting through its corresponding decision-making bodies, endeavors to defend, protect and facilitate the exercise of the rights of shareholders, institutional investors and the markets in general and, in particular, their right to information, within the framework of protecting the corporate interest, which is understood as the achievement of a profitable and sustainable business over the long-term, which fosters its continuity and the maximization of the economic value of the company, all in accordance with the following principles:

a) Transparency, truthfulness, immediacy, equality and symmetry in the diffusion of economic/financial, non-financial and corporate information by dissemination thereof through the reporting and communication channels provided in this Policy, which contribute to maximizing the dissemination and quality of information available to the market, to investors and to other stakeholders.

b) Published information shall be clearly written and must be true, complete in all material respects and comply with all applicable legal requirements, such that it reasonably provides a true and fair view of the financial and nonfinancial position, the profits/losses and the business of the Company in all material respects.

c) Information shall be subjected to an internal control system of a Coordination and Control Committee, and to supervision by the Internal Audit directorate, the Audit and Control Committee, the Board of Directors and the External Auditor.

d) Encouraging the engagement within the Company of shareholders and institutional investors, particularly by providing access to information relevant to the exercise by shareholders of their rights, mainly the rights to attend and vote at the General Meeting.

e) Development of information disclosure tools that take advantage of new technology in order to communicate rapidly and effectively using economical means.

f) Compliance with applicable law, particularly the Market Abuse Regulation, and the internal rules of the Company, especially the Internal Code of Conduct for Securities Markets Issues.

Telefónica disseminates to the market and communicates to its shareholders and institutional investors and to its other stakeholder groups, its information through various channels:

▪ **Communications to the National Securities Market Commission (*Comisión Nacional del***

Mercado de Valores) (CNMV) and other international official bodies**

The Company sends to the CNMV all information that under applicable law is classified as privileged or material, periodic financial and non-financial information, and corporate information as required by law.

Likewise, the Company delivers each and every one of the communications that it has filed for these purposes with the CNMV to other foreign supervisory authorities and bodies in all markets on which its shares are admitted to listing. Information sent to the CNMV is immediately disseminated on the CNMV's website and is subsequently published on the Company's website.

Within this context, Telefónica mainly publishes the following financial, non-financial and corporate information: i) Communications of Inside Information and Other Relevant Information (ORI); ii) Quarterly results information; iii) Semi-annual results information; iv) Annual Information (Annual Financial Statements and Management Report, which includes the Statement of Non-financial Information, the Annual Corporate Governance Report (IAGC) and the Annual Report on Directors' Remuneration (IARC), together with the External Auditor's Report); and iv) Annual Informational Reports (including the Universal Registration Document filed on an annual basis with the CNMV, or the 20-F report, filed with the Securities and Exchange Commission (SEC) in the United States).

▪ **Corporate website of Telefónica**

In compliance with applicable legal provisions, the Company has a corporate website, which is an official channel of communication to allow for the exercise by shareholders of the right to obtain information and to disseminate information of interest to investors and other stakeholders, favoring transparency, immediacy and the subsequent access to information. The information is published simultaneously in Spanish and English, with the Spanish version taking precedence in the event of any inconsistency.

Telefónica's corporate website also provides access to the following information; i) General information regarding the Company; ii) Economic/financial and non-financial information; iii) Inside Information Communications and Other Relevant Information issued by the Company; iv) Share information; v) Information on corporate governance; vi) Non-financial information-ESG, and vii) Specific information for shareholders (section "Shareholder Zone" of the corporate website) which is focused on minority shareholders.

In particular, the presentations of annual, semi-annual and quarterly results, as well as other types of significant institutional or economic/financial presentations are published through Telefónica's corporate website. On November 8, 2023, the Capital Markets Day was held in a

hybrid format and broadcast by streaming. Specifically, the main institutional investors and financial analysts met and Telefónica communicated the Company's strategic line with a time horizon of 2026, under the "GPS" Plan (Growth, Profitability and Sustainability).

Telefónica also streams webcasts and conference calls regarding presentations of quarterly results and other significant communications for the market, allowing access to shareholders, analysts and any other persons who so desire. Virtual events are also held for minority shareholders, which are hosted on the Zona-Shareholders website.

All documents required by applicable legal provisions regarding the call to and holding of General Shareholders' Meetings are also published on the corporate website, which promotes informed participation and the exercise of the rights to information and participation.

- **General Shareholders' Meeting**

As already mentioned in preceding paragraphs, the Board of Directors encourages informed and responsible participation by the shareholders at the General Shareholders` Meeting, and adopts such measures and guarantees as may be appropriate to ensure that the shareholders at the General Shareholders' Meeting effectively perform their duties under the law and the Company's corporate governance principles.

In addition, from the call to the General Shareholders' Meeting, the shareholders can access the Office of the Shareholder, in order to resolve questions that might be raised and respond to and inform those persons who wish to take the floor.

The Office of the General Secretary of the Company, with the support of the Investor Relations, People and Sustainability Area, is responsible for maintaining ongoing contact and dialogue with proxy advisors, answering their questions regarding proposed resolutions submitted at the General Shareholders' Meeting and providing the clarifications they deem to be required, so that their voting recommendations can be based on a real understanding of the Company and its situation.

Likewise, Telefónica must also monitor the policies and recommendations of such proxy advisers, as well as international developments and trends in corporate governance, and evaluate the recommendations and principles issued by proxy advisers in relation to corporate governance standards, taking into account the particular circumstances of the Company and its environment and, in any event, the legal provisions that may apply to the Company.

- **Relationships with shareholders, institutional investors and financial analysts**

The Disclosure, Contact and Engagement Policy of Telefónica, S.A. for Shareholders, Institutional investors and Proxy advisors requires the Company to inform, communicate with and respond appropriately to its shareholders and investors with transparency, truthfulness, immediacy, equality and symmetry in the dissemination of information. Telefónica communicates directly with its shareholders, institutional investors and financial analysts through the Investor Relations area that includes Shareholders´Office.

Therefore, Investor Relations is in charge of and responsible for any contact with shareholders, institutional investors and financial analysts, channelling through it any communication that is made, both orally and in writing, requesting the participation of other areas of the Telefónica Group that may have competence in the matters that are the subject of consultation, such as the General Secretary's Office, People or Sustainability. Likewise, the Group's Investor Relations department will coordinate the communication of the different subsidiaries with the market in order to ensure that it is appropriate, consistent and coherent at all times.

a) Investor Relations

In charge of continuously responding to questions and suggestions made by institutional investors and financial analysts on an individualized basis through

- An e-mail address (ir@telefonica.com).
- A telephone number (+34 91 482 87 00) and a mailing address (Distrito Telefónica - Edificio Central Pl. 2ª C/ Ronda de la Comunicación s/n 28050 Madrid).
- In addition, to provide detailed reports on the evolution, strategy and results of the Company and to answer questions from analysts and institutional investors, informational meetings and roadshows are organized at the main financial centers worldwide. These meetings are held by both Investor Relations and Telefónica's management team, in a face-to-face format, hybrid or virtual. Since the situation generated by COVID-19, the virtual format has become common for this type of meeting.

During 2023, contact was maintained with 580 institutional investors, attending 21 roadshows and sectorial or general conferences organised by investment banks, both face-to-face and virtual.

Attendance at forums and conferences in the telecommunications sector or generally in Europe/Latin America and in Environmental, Social and Governance matters (ESG), is also a natural channel for Telefónica's communication with institutional investors. Thus, during 2023, Telefónica has been present at 17 sectoral or general conferences organized by bank.

There are also presentations to and meetings with analysts and institutional investors that delve into strategic issues of the Company, which supplement the published information and may be necessary or appropriate to facilitate communication and the long-term creation of value.

Within this context and for some years now, Telefónica has an Engagement Program with the Company's main investors, informing them transparently and on an ongoing basis of, among other things, business strategy, financial performance, corporate governance (composition of the Board of Directors and Good Governance practices), remuneration and sustainability. In addition to Investor Relations, other areas of the Telefónica Group responsible for matters concerning which queries are received, such as the Office of the General Secretary, People or Sustainability, also participate in this program. The Company is committed to the main investors in ESG, and regularly makes telephone calls, roadshows and holds face-to-face meetings in London, Paris and USA, or in virtual format.

All these measures are used to coordinate and manage communication with the market in order to ensure that it is appropriate, consistent and coherent at all times.

As mentioned above, the Capital Markets Day was held on November 8, 2023, where the main institutional investors and financial analysts were brought together in a hybrid format and broadcast by streaming for all stakeholders to communicate the Company's strategic lines with a time horizon of 2026, under the "GPS" plan (Growth, Profitability and Sustainability).

Communication with institutional investors, analysts and shareholders may not take place during the periods prior to publication of the results of the Group or of subsidiaries that are subject to securities market rules.

b) Office of the Shareholder

Telefónica's Shareholders' Office ensures transparent, agile and fluid communication with its shareholders, providing the same information in due time and form as it does to institutional shareholders.

The Company provides all of them with a communication service consisting of sending emails with information of interest to the Company, relevant events, news, quarterly results (videos, infographics, etc.), monthly newsletters, Acción Telefónica magazine, podcasts, blogs, stock market information, among others, in order to promote transparency and communication between the Company and its shareholders. This information is sent to shareholders who request this service and is available for consultation and/or download in the "Shareholders' Area" section of the corporate website https://www.telefonica.com/en/shareholders-area/).

The quarterly magazine "Acción Telefónica" includes financial, operational and sustainability information, as well as a summary of financial results, news reports and exclusive campaigns for shareholders that can be accessed. It is available in digital format, in the "Shareholder Zone", and can also be viewed on IOS and Android devices by installing the corresponding app.

The monthly newsletter containing stock market information, news, technological advances, news, videos, offers, promotions, cultural visits, upcoming events, sponsorships, acknowledgements, blogs, podcasts, etc., is also distributed to shareholders registered with the communications service.

The "Shareholder Zone" website includes the "Shareholder Offers Area", where shareholders can register to enjoy more than 400 discounts on various products and services from different well-known brands. These offers range from travel to education and culture, as well as health and sports, among others.

There is also a current affairs section that includes the most listened podcasts and the most interesting current affairs blogs, both published by the company.

During 2023, the offer of free training courses for shareholders on the most important subjects of the moment will be maintained, allowing them to improve their knowledge of the digital and financial world and access to cultural and sporting events sponsored by the Company.

In addition, the Shareholders' Office holds regular meetings with shareholders in the various Spanish provinces with the largest number of shareholders, informing them of the Company's strategy and the latest results published, thus offering personalised treatment to shareholders and complying with the transparency requirements to offer the same information to individual and institutional shareholders. These meetings establish a two-way communication between the Company and its shareholders, where points of view can be exchanged. During 2023, these meetings were held virtually.The virtual meetings are hosted on the "Shareholders' Zone" website for viewing.

Throughout the year, personal communication is maintained, via telephone, electronic, postal and virtual, with the shareholder, especially on the occasion of the presentation of results and the main communications of privileged or relevant information, such as distribution of dividends, calls for General Meetings of Shareholders, corporate operations, etc.

On the other hand, in order to improve the dialogue between the Company and its shareholders, Information Assemblies may be held periodically in which the shareholders participate, under the terms established, to discuss and address current issues of the Telefónica

Group and that are considered of special attractiveness and interest to this group. These questions may concern regulatory developments in the field of listed companies, aspects related to the progress of the business or other matters.

Upon the holding of the General Shareholders' Meeting, the channels of communication with shareholders are expanded to facilitate their participation therein. The Office of the Shareholder can be contacted directly through a form within a specific microsite for the Meeting. Shareholders can use this medium to ask questions relating to items on the agenda, the delivery of documentation relating thereto, and the procedure for participating in the General Shareholders' Meeting, either in person or by proxy, with a section of frequently asked questions and a virtual assistant to facilitate information and an explanatory video of participation in the Meeting, as well as information on the communication channels with the Shareholders' Office: free telephone and email.

The channels for contacting Telefónica's Office of the Shareholder are:

- Toll-free information number (900 111 004 from Spain) open from 9:00 a.m. to 7:00 p.m., Monday to Friday, except national holidays. This call center is staffed by qualified personnel specializing in the economic/financial field. Information is provided regarding communications of privileged or significant information made by the Company, including the dividend policy, results and corporate transactions, among other things.

- E-mail address (accionistas@telefonica.com) for responding to questions and suggestions from the Company's shareholders. This channel of communication is attended to in Spanish as well as in English.

- Postal mail.

  Distrito Telefonica, Edificio Central Pl. 2ª Ronda de la Comunicación s/n Madrid 20850, Spain

- Specific section for shareholders ("Shareholders' Area") on the corporate website.

  www.telefonica.com/shareholders-area

Furthermore, throughout the year, the Office of the Shareholder collects and manages the suggestions and requests of the shareholders regarding other areas of the Telefónica Group, such as customer service, billing, sales, etc. and is thus a means for bringing the Company closer to the shareholders.

The engagement activities carried out in the year are indicated below:

- 3 virtual meetings and 102 telematic communications (quarterly magazine, monthly newsletter, Shareholders' Meeting communications, relevant information of cultural and informative interest for shareholders and call centre).

- More than 16,000 shareholders contacted.

  - **Social Media.**

Telefónica's social media profiles: X (Twitter), Linkedin, YouTube, Instagram, Facebook, Twitch and Tik Tok, have become a channel for the communication of corporate, business, event and conference information.

In addition, and subject to securities market regulations on the communication of inside information, the Company may use social media to simultaneously communicate inside information as an additional or complementary channel to the CNMV, provided that the Company complies with the requirements of applicable legal provisions on the communication of inside information and other relevant information and with the other internal rules of the Company.

  - **Mass Media.**

Based on the circumstances, and every time, the Company consider the suitability of summoning the media for the presentation of its annual results, with the participation, when appropriate, of Telefónica's management team, in order to inform the media regarding the progress of the Company and its projects, always subject to the principles of non-disclosure of inside information and other relevant information that has not already been published and the equal treatment of shareholders.

4.3.3. Main Aspects of the 2022 Ordinary General Shareholders' Meeting

Attendance and celebration

The Ordinary General Shareholders' Meeting held on March 31, 2023 was held at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Auditorio del Edificio Central, giving the attendees the possibility to participate by telematic means, in accordance with the provisions of article 21 of the Bylaws and article 18 of the Regulations of the General Shareholders' Meeting.

To promote the participation of as many shareholders as possible and to contribute to the sustainable management of the event, the Company enabled mechanisms on the website to allow shareholders (or their proxies) to attend the General Shareholders' Meeting remotely.

Similarly, and since the Ordinary General Shareholders' Meetings of the Company held in 2019, the Shareholders' Meeting of 2023 was broadcast live on Telefónica's

corporate website, which enabled shareholders not present, investors and interested persons in general to be fully informed of the results and the matters discussed.

Quorum and attendance figures

At the 2023 Ordinary General Shareholders' meeting, the quorum was 58.15%.

Such quorum breaks down as follows:

Attendance data

Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other	
31/03/2023	0,10%	54.84%	0.46%	2.75%	58.15%
Of which, free float	0.02%	38.07%	0.46%	0.49%	39.04%

Outcomes of the votes

All the items on the Agenda were approved by a majority; the percentage of affirmative votes was 97.94% on average.

The following table summarizes the resolutions approved at the 2023 Ordinary General Shareholders' Meeting and the results of the votes:

Item of the Agenda	Summary of the resolution	Votes in favour	Votes Against	Abstentions	Result of the Voting
I.1	Approval of the 2022 Annual Accounts and of the Management Report.	3,235,737,432 (99.2465%)	2,246,098 (0.0689%)	22,319,854 (0.6846%)	*Passed*
I.2	Approval of the Non-Financial Information Statement.	3,239,543,372 (99.3632%)	2,324,234 (0.0713%)	18,435,778 (0.5655%)	*Passed*
I.3	Approval of the management of the Board of Directors.	3,220,748,832 (98.7868%)	14,087,367 (0.4321%)	25,467,185 (0.7811%)	*Passed*
II.	Approval of the Proposed Allocation of the Profits/Losses.	3,233,653,846 (99.1826%)	9,359,222 (0.2871%)	17,290,316 (0.5303%)	*Passed*
III.	Re-election of the Statutory Auditor for fiscal year 2023.	3,234,477,459 (99.2079%)	5,437,173 (0.1668%)	20,388,752 (0.6254%)	*Passed*
IV.	Reduction of share capital through the cancellation of own shares.	3,240,995,518 (99.4078%)	3,124,636 (0.0958%)	16,183,230 (0.4964%)	*Passed*
V.	Shareholder compensation by means of dividend distribution.	3,236,019,301 (99.2552%)	8,643,966 (0.2651%)	15,640,117 (0.4797%)	*Passed*
VI.	Authorisation for the acquisition of own shares.	3,206,273,928 (98.3428%)	37,803,487 (1.1595%)	16,225,969 (0.4977%)	*Passed*
VII.	Approval of the Telefónica, S.A. Directors' Remuneration Policy.	3,020,923,718 (92.6577%)	134,916,023 (4.1381%)	104,463,643 (3.2041%)	*Passed*
VIII.	Delegation of powers to formalise, interpret, correct and execute the resolutions adopted by the General Shareholders' Meeting.	3,228,767,786 (99.0327%)	4,264,923 (0.1308%)	27,270,675 (0.8364%)	*Passed*
IX.	Consultative vote on the 2022 Annual Report on Director Remuneration.	3,025,867,375 (92.8094%)	204,714,432 (6.2790%)	29,721,577 (0.9116%)	*Passed*
	Proposal not on the agenda: dismissal of the President	145,239 (0.0045%)	3,259,344,727 (99.9706%)	813,418 (0.0249%)	*Denied*

The full texts of the resolutions adopted by the General Shareholders' Meeting held on March 31, 2023 may be viewed on the Company's corporate website and on the CNMV website (Communication of Other Relevant Information sent on March 31, 2023).

Communication with shareholders

During 2023 and especially on the occasion of the Ordinary General Shareholders' Meeting, Telefónica continued to strengthen communications, service and relationships with its shareholders and investors:

– Call Center (900 111 004 Shareholder Call Center):

• 22.678 queries responded to during 2023.

• 8.255 queries during the period of the General Shareholder' Meeting.

– Shareholders' Mailbox:

• 22.580 e-mails responded to during 2023.

• 6.648 e-mails during the period of the General Shareholders' Meeting.

4.4. The organisational structure of the administrative bodies

GRI 2-9, 2-10, 2-11, 2-17, 2-18

4.4.1. Board of Directors





José Javier
Echenique Landiríbar



Isidro
Fainé Casas



José María
Álvarez-Pallete Lopez



José María
Abril Pérez



Ángel
Vilá Boix



Peter
Löscher



Carmen
García De Andrés



Francisco Javier
De Paz Mancho



María Luisa
García Blanco



Francisco José
Riberas Mera



Claudia
Sender Ramírez



Pablo de Carvajal
Gonzáles



Verónica
Pascual Boé



Solange
Sobral Targa



Alejandro
Reynal Ample



María
Rotondo Urcola



Antonio García-Mon
Marañés

Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)

Size

As of December 31, 2023, and on the date of issuance of this Report, the Board of Directors was and is composed of 15 members, whose profiles and professional career appear in Section related to "Professional career of the members of the Board of Directors".

The number of members of the Board of Directors is sufficient to achieve the Board's effective and operational functionality, according to the organizational structure of the Group.

Likewise, it is important to bear in mind that the Board of Directors of the Company has four Committees (the Executive Commission and three Advisory Committees), thereby ensuring the active participation of its Directors.

Composition by category of Director



6.7%   13.3%

13.3%

66.7%

■ Executive   ■ Proprietary
■ Independent ■ Other external

- Executive Directors: 2/15

- Independent Directors: 10/15

  The Independent Directors represent 66,7% of the Board of Directors, which gives a high degree of compliance with corporate governance recommendations, which require that the management body consist of a large majority of external Directors and that the number of independent Directors represent at least one-half of the total number of Directors. It should be noted that these recommendations have been expressly incorporated in the Regulations of the Board of Directors of the Company, as amended on December 16, 2020.

- Proprietary Directors: 2/15

- Other External Directors: 1/15

Diversity

Telefónica S.A. has a Director Selection Policy as of November 25, 2015. This Policy was updated i) on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, consequently, was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors, and ii) on December 16, 2020, in order to adapt this Policy to the applicable regulations and, specifically, to the recommendations of the Good Governance Code of the National Securities Market Commission (CNMV), which was partially reformed in June 2020.

This Policy ensures that the procedures for selecting Directors are based on a prior analysis of the of the skills required by the Board of Directors, and favors thereof diversity of knowledge, training and professional experience, age, disability and gender on the Board, free from any implicit bias that might imply any form of discrimination, particularly on account of gender, disability or any other personal condition, and that facilitate the selection of female Directors in a number that allows the achievement of an equal balance of women and men.

In accordance with the provisions of said Policy, the selection of candidates to serve as a Director at Telefónica adheres to the following principles:

1. An effort is made to ensure that the Board of Directors has a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors, while also endeavoring to ensure that Independent Directors have sufficient weight within the Board of Directors.

2. The Board of Directors endeavors to ensure that the procedures for the selection of Directors favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit biases that might imply any form of discrimination. All of the foregoing is in order for the Board of Directors to have an appropriate, diverse and balanced composition overall, which i) enriches analysis and debate, ii) contributes multiple viewpoints and positions, iii) favors decision-making taking into account the nature and complexity of the business, as well as the social and environmental context, iv) gives it maximum independence, and v) allows for compliance with legal requirements and good governance recommendations in relation to composition and suitability required to be met by the members of the various internal oversight Committees of the Board of Directors.

In particular, the Company's Board of Directors promotes the aim of inclusion of female Directors, as well as measures that promote the Company having a significant number of female senior executive officers based on good governance recommendations, all without prejudice to the key principles of merit and ability that must govern all of the Company's staff selection processes.

The Board of Directors regularly evaluates the degree of compliance and effectiveness of this Policy and, in particular, the percentage of female directors at any given time.

In particular, and on the occasion of the appointment by co-optation of Ms. Solange Sobral Targa and Mr. Alejandro Reynal Ample as independent directors of the Company on December 13, 2023, both the Nominating, Compensation and Corporate Governance Committee and the Board of Directors verified compliance with the Policy, taking into account, among other issues, diversity of knowledge, of training and professional experience and gender.

3. The process for the selection of candidates to serve as Directors is also based on a prior analysis of the skills required by the Board of Directors. Such analysis is conducted by the Company's Board of Directors, with the advice and with the required report or proposal, if applicable, of the Nominating, Compensation and Corporate Governance Committee.

4. In the case of re-election or ratification, the report or proposal of the Nominating, Compensation and Corporate Governance Committee contains an evaluation of the work and effective dedication to the position for the most recent period of time during which the proposed Director has been in that position, as well as the Director's ability to continue to perform satisfactorily.

5. The required report or proposal of the Nominating, Compensation and Corporate Governance Committee is published upon the call to the General Shareholders' Meeting at which the ratification, appointment or re-election of each Director is submitted.

Furthermore, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.

Accordingly, all the candidates for the position of Director shall be professionals of integrity, whose conduct and professional career is in line with Telefónica's Responsible Business Principles.

Additionally, candidates for Director shall be considered in particular if they have professional experience, in telecommunications, technology, consumer awareness, ESG knowledge, marketing, accounting, auditing, risk management (both financial and non-financial) and international experience and team leadership in multinationals will be valued.

On the other hand, with regard to gender diversity, the Company has purposely sought out women who fit the required professional profile. In this regard, the Company has made a qualitative leap in terms of the percentage represented by female Directors with respect to the total number of members of the Board of Directors, having gone from 11.11% in 2016 to 40% at this time, complying with international best corporate governance practices on equality.

This is evidence of the success of the measures and procedures that have been agreed upon and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee in order to include on the Board a number of females that enables a balanced presence of women and men, and to prevent the selection procedures from being affected by any implicit bias that would hinder the appointment of female Directors.

Similarly, in the change in the composition of the Company's Board of Directors that was implemented in 2017, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders' Meeting of Telefónica held on June 9, 2017.

Likewise, in 2018 the Company's Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. María Luisa García Blanco as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders' Meeting of Telefónica held on June 8, 2018.

On the other hand, in 2019 the Company's Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé as Independent Directors of Telefónica. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 12, 2020, at which both were appointed as Directors for the statutory term of 4 years.

Lastly, in the 2023 financial year, the Board of Directors unanimously appointed, at the proposal of the Nominating, Remuneration and Corporate Governance Committee, Ms. Solange Sobral Targa as an Independent Director of Telefónica. This appointment is expected to be submitted for ratification at the next General Shareholders' Meeting of Telefónica.

Also, in 2021, the Board of Directors of the Company unanimously appointed, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Rotondo Urcola as an independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders' Meeting of Telefónica held on April 8, 2022, at which she was appointed Director for the statutory term of 4 years.

It should also be noted that the same criteria and principles that the Company applies to the process of selecting and appointing the members of the Board of Directors are applied to the appointment of the Directors who are part of the various Committees of the Company's Board of Directors, as well as, with regard to gender diversity, the appointment of female senior executive, all without prejudice to the key principles of merit and ability that must govern all of the Company's staff selection processes.

In this regard, in 2023 the Nominating, Compensation and Corporate Governance Committee has verified compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the selection of Directors on the occasion of the appointment of Ms Solange Sobral Targa as Director and the appointment of the members of the Committees of the Board of Directors. .

Lastly, with regard to performance evaluation, the Board of Directors conducts an annual evaluation of its operation and of that of its Committees, assessing in particular the application, in terms of the composition and competencies of the Board of Directors, of the various aspects of diversity included in the aforementioned Policy, as well as the performance of the Chairman of the Board of Directors, of the Company's Chief Executive Officer and of the various Directors, paying special attention to the heads of the various Board Committees and adopting appropriate measures for their improvement. This assessment is carried out every 3 years with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. In this regard, as indicated at the end of this section under the title "Evalutation of the Board and of its Committees", for the evaluation corresponding to the financial year 2023, the Company has been supported by Egon Zehnder as external advisor.

The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors is public and may be viewed on the corporate website

Procedure for the Selection, Appointment, Re-election and Cessation of Directors

Selection and Appointment

As mentioned earlier, Telefónica's Bylaws provide that the Board of Directors shall consist of a minimum of five and a maximum of twenty members, who shall be appointed by the shareholders at the General Meeting. Specifically, at the Annual General Meeting of April 8, 2022, the number of members of the Board of Directors was set at fifteen in accordance with article 29 of the Bylaws.

The Directors shall hold office for a maximum period of four years and may be re-elected one or more times for periods of the same maximum length. On a provisional basis, the Board of Directors, in accordance with the provisions of the Companies Act and of the Bylaws, may fill existing vacancies on an interim basis.

Otherwise, and in any event, the proposals for the appointment of Directors must comply with the provisions of the Bylaws and of the Regulations of the Board of Directors, must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee and, in the case of Independent Directors, by the corresponding proposal. In any event, the proposals must be accompanied by a supporting report from the Board of Directors assessing the competence, experience and merits of the proposed candidate.

In this regard, and in accordance with the responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee, this Committee must evaluate the skills, knowledge and experience required on the Board of Directors, defining the functions and competencies required of the candidates who must fill each vacancy, and evaluating the specific amount of time and dedication that will allow them to perform their duties effectively.

With regard to the latter, and in accordance with the provisions of Article 27.2 of the Regulations of the Board of Directors, those who are members of more than five Boards of Directors of other companies other than Telefónica, S.A. and its Group companies may not be appointed to the Company's Board. For these purposes, a) all Boards of Directors of companies that are part of the same Group shall be counted as a single board of directors; and b) those Boards of Directors of asset-holding companies or those that constitute vehicles or complements for the professional exercise of the Director himself/herself, his/her spouse or person with a similar relationship, or his/her closest relatives, shall not be counted. As an exception, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.

Similarly, Nominating, Compensation and Corporate Governance Committee must submit to the Board of Directors the proposals for the appointment of Independent Directors, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders' Meeting, along with the proposals for the re-election or separation of said Directors at the General Shareholders' Meeting. Likewise, it must report on the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders' Meeting, along with the proposals for their re-election or separation at the General Shareholders' Meeting.

Similarly, it shall explain the category of each Director by the Board of Directors at the General Shareholders' Meeting at which the shareholders must make or ratify their appointment. Furthermore, such category shall be reviewed annually by the Board, after verification by the Nominating, Compensation and Corporate Governance Committee, and a summary of this review shall be included in the Annual Corporate Governance Report.

In any case, and in the event of the re-election or ratification of Directors at the General Meeting, the report of the

Nominating, Compensation and Corporate Governance Committee or, in the case of Independent Directors, the proposal of said Committee, shall contain an assessment of the work and effective dedication to the position during the last period of time in which it was held by the proposed Director, as well as its ability to continue to do so.

The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates proposed for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.

The Board of Directors must endeavor to ensure that the procedures for the selection of its members promote diversity with respect to issues such as age, gender, disability, knowledge, education and professional experience, and are free from any implicit bias that might imply any form of discrimination, and, in particular, facilitate the selection of female Directors in such numbers as to achieve a balanced presence of women and men.

In this regard, and as mentioned earlier, at its meeting of November 25, 2015 the Board of Directors approved a Policy for the Selection of Directors, which on December 13, 2017, was updated to include the Diversity Policy applicable to the Board of Directors, such that it was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members. Likewise, on December 16, 2020, the Board of Directors approved an update of this Policy to reflect the most recent regulatory standards and, in particular, to adjust it to the provisions of the Recommendations of the Good Governance Code of the National Market Securities Commission (CNMV) regarding diversity.

The Nominating, Compensation and Corporate Governance Committee shall verify, on an annual basis, compliance with the Policy for the diversity of the Board of Directors and selection of Directors, and shall include the corresponding summary in the Annual Corporate Governance Report and in such other documents as are deemed appropriate. In addition, the Board of Directors shall periodically evaluate the degree of compliance with and effectiveness of the Policy and, in particular, the percentage of female Directors at any given time, and a detailed description of the Policy, as well as the objectives set in this respect and the results obtained, shall be included in the Annual Corporate Governance Report. Likewise, the Nominating, Compensation and Corporate Governance Committee may also propose to the Board of Directors any updates and proposed improvements of the Policy it deems appropriate.

Re-election

The Company's Directors may be re-elected one or more times for periods of the same length as that of the initial period.

In the same way as proposals for appointments, proposals for the re-election of Directors must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee, and, in the case of Independent Directors, by the corresponding proposal.

Cessation or Removal

Directors shall cease to hold office when the time period for which they were appointed expires, or when so decided by the shareholders at the General Meeting in the exercise of the powers legally granted to them.

When a Director ceases to hold office before the end of his or her term, whether by resignation or by resolution of the General Meeting, the Director must adequately explain in a letter which will be sent to all members of the Board of Directors the reasons for leaving office or, in the case of non-executive Directors, the Director's views as to the grounds for removal by the shareholders acting at the General Meeting.

In addition, to the extent material to investors, the Company shall as soon as possible make public the cessation in office, including sufficient information as to the reasons or circumstances stated by the Director.

The Board of Directors shall not propose the removal of any Independent Director prior to the end of the bylaw-mandated period for which the said Director was appointed, unless due grounds therefor are present, as acknowledged by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent in his position.

The removal of Independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the structure of the company's capital.

Likewise, in accordance with the provisions of article 12 of the Regulations of the Board of Directors, the Directors must tender their resignation to the Board of Directors and formalize, where appropriate, and depending on the circumstances, such resignation in the following cases:

a. When they cease to hold the executive positions with which their appointment as Directors was associated, or when the reasons for their appointment no longer exist.

b. When they are affected by any of the cases of incompatibility or prohibition provided by Law.

c. When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

Directors' obligation to inform the Company of situations that may damage its credit or reputation.

In particular, in accordance with Article 12.3 of the Board of Directors' Regulation, Directors must inform when they are subject to circumstances, whether or not related to their conduct within the Company itself, that may adversely affect the standing or reputation thereof, and particularly when they are under investigation in any criminal matter, in which case the Directors must notify the Company of the progress of any such legal proceedings. Having been notified or otherwise become aware of any of the circumstances mentioned in this paragraph, the Board of Directors shall examine the case as soon as possible and, based on the specific circumstances, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the measures to be adopted, including the request for the resignation of said Director, which it must accept, or the proposal to resign at the next General Meeting. Any such matter shall be included in the Annual Corporate Governance Report unless special circumstances justify otherwise, which circumstances must recorded in formal minutes. Those obligations shall be without prejudice to any information that the Company must disseminate at the time that any such measures are adopted.

Neither the Bylaws nor the Regulations of the Board establish any limit as to the age of the Directors.

Professional background of the members of the Board of Directors

MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ



Executive Chairman

Executive Director

Joined the Board in 2006.

Nationality: Spanish. Born in 1963 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid. He also studied Economics at the Free University of Brussels, in Belgium. He holds an International Management Programme from IPADE and an Advance Research Degree from the Complutense University of Madrid. He also holds an Advanced Studies Diploma from the University Complutense of Madrid.

Experience: He began his professional career at Arthur Young Auditors in 1987, before joining Benito & Monjardín/Kidder, Peabody & Co. in 1988. In 1995, he joined the Compañía Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Analysis Department. In 1996, he was promoted to Chief Financial Officer in Spain, and in 1998 to Chief Administration and Finance Officer of the CEMEX Group Indonesia and to a member of the Board of CEMEX Asia Ltd. In February 1999, he joined the Telefónica Group as Chief Financial Officer of Telefónica Internacional S.A.U., and in September of the same year he became Chief Financial Officer of Telefónica S.A. In July 2002, he was appointed Executive Chairman of Telefónica Internacional S.A.; in July 2006, General Manager of Telefónica Latinoamérica; and in March 2009 Chairman of Telefónica Latinoamérica. In September 2011 he was named Executive Chairman of Telefónica Europe, and in September 2012 he was appointed Chief Operating Officer of Telefónica S.A. He is member of the Board of Telefónica S.A., since July 2006 and Chairman & CEO of Telefónica, S.A. since April 8, 2016.

Other relevant positions: He is currently Chairman of the Telefónica Foundation, Trustee of the Profuturo Foundation, member of the Advisory Council of SEAT, S.A., Chairman of VMED O2 UK Ltd, Chairman of the Board of the GSMA and member of the Board of Trustees of "la Caixa" Banking Foundation and Chairman of the Committee on Employability, Competences and Impact Committee of the ERT, Trustee of the Fundación Inocente, Inocente, Trustee of the Fundación Amigos de la Alhambra and Doctor "Honoris Causa" by the CEU San Pablo University.

Board Committees of which he is a member: The Executive Commission (Chairman).

MR. ISIDRO FAINÉ CASAS



Vice Chairman

Proprietary Director

Joined the Board in 1994.

Nationality: Spanish. Born in 1942 in Manresa, Spain.

Education: Doctorate in Economics from the Universidad de Barcelona; ISMP in Business Administration from Harvard University; and a Diploma in Senior Management from the IESE Business School. Academic Numerary of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctors.

Experience: He began his professional career in banking as Investment Manager at Banco Atlántico in 1964. Later, in 1969, he joined the Banco de Asunción in Paraguay as its General Manager. He returned to Barcelona to hold various positions of responsibility in several financial organizations: Head of Personnel of Banca Riva y García (1973); Director and General Manager of Banca Jover (1974) and General Manager of Banco Unión (1978). In 1982 he joined la Caixa as its Deputy Executive General Manager, holding various positions of responsibility. In April 1991, he was appointed Executive Deputy General Director, and in 1999, General Manager of the bank, whose presidency he assumed in June 2007, remaining until June 2014. He was the Chairman of CaixaBank, S.A. since 2011 until his resignation as a member of the Board of Directors in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from September 2016 to February 2018, when he was named Honorary Chairman, and he was Director of Suez, S.A. since October 2014 until October 2020.

Other relevant positions: He is currently Chairman and Member of the Executive Commission of the Board of Trustees of the Bancaria Caixa d'Estalvis i Pensions de Barcelona Foundation, la "Caixa", Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U.; Special Advisory of "The Bank of East Asia"; Chairman of the Spanish Confederation of Savings Banks (CECA), and of the World Savings Bank Institute (WSBI); Vice-President of the European Savings Banks Group (ESBG); President of the Social and Philanthropic Council of WSBI-ESBG; President of the Spanish Confederation of Senior Officers and Executives (CEDE) and of the Spanish Chapter of the Club of Rome, Deputy-Chairman of the Royal Academy of Economic and Financial Sciences and Founder of the Financial Circle; and President of the Fundación Cajas de Ahorros (Funcas) and of the Board of Trustees of "La Caixa" Research Institute Foundation and Honorary Chairman of the Naturgy Energy Group, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman).

MR. JOSÉ MARÍA ABRIL PÉREZ

Vice Chairman

Proprietary Director



Joined the Board in 2007.

Nationality: Spanish. Born in 1952 in Burgos, Spain.

Education: Degree in Economics from the Commercial University of Deusto, and a professor for nine years at said university.

Experience: Between 1975 and 1982 he was the Chief Financial Officer of Sociedad Anónima de Alimentación (SAAL). Thereafter, and until joining the Banco Bilbao Vizcaya Argentaria Group, he held the position of Chief Financial Officer of Sancel-Scott Iberica. In 1985 he joined Banco Bilbao as Director of Corporate Banking Investment. Subsequently, from January to April 1993, he was the Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he was appointed General Manager of Industrial Group, and in 1999, a member of the Management Committee of Grupo BBV. He has been a Director, among other companies, at Repsol, Iberia and Corporación IBV, Ibermática, S.A. and Vice-Chairman of Bolsas y Mercados Españoles (BME). In 2002 he was appointed General Director of Wholesale and Investment Banking and a Member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A.

Other relevant positions: He is currently Director of Arteche Lantegi Elekartea, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman) and the Sustainability and Regulation Committee (Member).

MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR

Vice Chairman and Lead Independent Director

Independent Director



Joined the Board in 2016.

Nationality: Spanish. Born in 1951 in Isaba (Navarre), Spain.

Education: Degree in Economics and Actuarial Sciences from the University of the Basque Country, and Professor of Quantitative Social Security Techniques at the Bilbao School of Economic Sciences of said university for several years.

Experience: He has been Director and General Manager of Allianz-Ercos, and General Manager of the BBVA Group (Head of Wholesale Business: Global Investment Banking, Global Corporate Banking, Business Banking, Administrative Banking, Local Credit Bank, Asset Management, Banking in Europe, Insurance and Estate Planning, E-Business, and the Industrial and Real Estate Group). He has also been a member of the Board of Directors of Banco Sabadell (Vice-Chairman); Repsol, S.A.; ACS Servicios, Comunicaciones y Energía, S.L.; Banco Guipuzcoano, S.A. (Chairman); Grupo Empresarial ENCE, S.A.; Sevillana de Electricidad, S.A.; Hidroeléctrica del Cantábrico; Metrovacesa; and Abertis Infraestructuras, S.A.

Other relevant positions: He is currently member of the Board of Directors of ACS Actividades de Construcción y Servicios, S.A.; Dragados, S.L. and Calcinor, S.L. He is also Director of the Advisory Council of the Deusto Business School, and of the McKinsey Advisory Council.

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefónica Audiovisual Digital, S.L.U. In addition, he is member of the Advisory Board of Telefónica España.

Board Committees of which he is a member: The Executive Commission (Vice Chairman), the Audit and Control Committee (Chairman) and Nominating, Compensation and Corporate Governance Committee (Member).

MR. ÁNGEL VILÁ BOIX



Chief Operating Officer

Executive Director

Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Barcelona, Spain.

Education: Degree in Industrial Engineering from the Polytechnic University of Catalonia in Barcelona, and an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship.

Experience: He joined Telefónica in 1997, assuming successively the positions of Controller of the Group, CFO of Telefónica Internacional, Director of Corporate Development and General Manager of Finance and Corporate Development. In 2015 he was appointed General Manager of Strategy and Finance. Before joining Telefónica, he developed his professional career at Citigroup, McKinsey & Co., Ferrovial and Planeta. In the financial sector, he was a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) and of the Advisory Panel of Macquarie MEIF Infrastructure Funds.

In the TMT (Technology, Media and Telecom) sector, he was the Chairman of Telefónica Contenidos, Vice-Chairman of Telco S.p.A. (Italy) and a member of the Board of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos.

Other relevant positions: He is currently Trustee of the Telefónica Foundation, Director of VMED O2 UK Ltd. and Director of Mediobanca SpA.

Positions in other companies within the Telefónica Group (no executive duties): He is member of the Advisory Boards of Telefónica España and Telefónica Tech.

Board Committees of which he is a member: The Executive Commission (Member).

MS. CARMEN GARCÍA DE ANDRÉS



Member

Independent Director

Joined the Board in 2017.

Nationality: Spanish. Born in 1962 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Pontificia de Comillas, ICADE.

Experience: She joined PricewaterhouseCoopers in 1985 and was promoted to Director in 1995, becoming a partner of the firm in the year 2000. Since then, she has held several positions of responsibility at Landwell Lawyers and Tax Advisors, and in the Tax Law Area of PwC. Specializing in advising large companies, she has been a representative of the Spanish firm in the International Group of Indirect Taxation Specialists for more than 6 years. Since 1998, the scope of her work has consisted essentially of advising multinational companies established in Spain with strong international involvement with a special focus on Gran Consumo, Industria and TICE. She headed the Women in PwC Diversity Program. From 2013 to April 2017, she has been Chairwoman of the Foundation Youth Business Spain. She was Chairwoman of the Foundation Tomillo Tiétar and a member of its Board of Trustees, as well as a member of the Board of Trustees of the Youth Business Spain Foundation.

Other relevant positions: She is currently President of the Trust of the Foundation Tomillo, which she has been a member since 2006, becoming the Managing Director of this institution in March 2008, and its Executive Chairwoman since 2014. She is also a member of the Board of Trustees of Fundación Tomillo Tiétar, which promotes social development and agricultural innovation in Extremadura. Since June 2011, she is a member of the Board of Directors of the Spanish Association of Foundations, currently serving as its Treasurer and member of the Executive Committee. She is a member of the Board of Trustees of the Foundation Secretariado Gitano, of the Foundation Somos F5, and of the Foundation Xavier de Salas. She is a co-founder and trustee of the Foundation Aprendiendo a Ser. Likewise, she collaborates as a mentor in professional development programs for women.

Board Committees of which she is a member: The Audit and Control Committee (Member) and the Sustainability and Regulation Committee (Member).

MS. MARÍA LUISA GARCÍA BLANCO



Member

Independent Director

Joined the Board in 2018.

Nationality: Spanish. Born in 1965 in Córdoba, Spain.

Education: Law degree from the University of Córdoba (Spain).

Experience: Government attorney (1992 promotion), on leave since October 2013. She was Assistant General Manager of Constitutional Law and Human Rights, and the government attorney heading the Department of Constitutional Law and Human Rights. Representative of the Kingdom of Spain to the European Court of Human Rights. Coordinator and leader of the Spanish Delegation to various United Nations Committees in Geneva (2002-2013). Other noteworthy activities include: Secretary of the Board of Directors of the State Society of Agricultural Infrastructures of the North (SEIASA DEL NORTE) and of its Audit and Control Committee (1999-2010); member of the Board of Directors of the State Society of Agricultural Infrastructures (SEIASA) (2010-2013); Director of the State Water Company of the North Basin (ACUANORTE) (2009-2012) and of the State Water Company of the Basins of Spain (AcuaEs) (2012-2013); and coordination and cooperation activities for the promotion and defense of Human Rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009), and Guatemala (2010).

Other relevant positions: Founding Partner of the firm of Salama García Blanco, S.L.P., whose major areas of activity include: administrative constitutional law, advising and providing technical protection for credit institutions, civil and commercial procedure, and arbitration (Arbitrator in the Spanish Court of Arbitration, in the Madrid Court of Arbitration and in the Civil and Commercial Court of Arbitration -CIMA-). Director of Ibercaja Banco, S.A. Member of the CIMA Governance and Control Committee. Chairwoman of the Experts Committee of Women of *65YMAS.COM.*

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Board of Telefónica España.

Board Committees of which she is a member: The Audit and Control Committee (Member), the Nominating, Compensation and Corporate Governance Committee (Member), the Sustainability and Regulation Committee (Member).

MR. PETER LÖSCHER



Member

Independent Director

Joined the Board in 2016.

Nationality: Austrian. Born in 1957 in Villach, Austria.

Education: Degree in Economics from the Vienna University of Economics, and in Business Administration from the Chinese University of Hong Kong. MBA from the Vienna University of Economics, and completion of the Harvard Business School Advanced Administration Program. Honorary doctorate in Engineering from Michigan State University; honorary doctorate from the Slovak University of Engineering in Bratislava.

Experience: Former Chairman of the Board of Directors of Sulzer AG and Former Chairman of the Supervisory Board of OMV AG (Austria). From March 2014 to March 2016, he was the CEO of Renova Management AG (Switzerland). Former Chairman and CEO of Siemens AG. He was previously the President of Global Human Health; a member of the Executive Board of Merck & Co., Inc.; Chief Operating Officer of GE Healthcare Bio-Sciences, a member of the Corporate Executive Council of GE; and Director of Operations and a member of the Board of Amersham Plc. He held executive leadership positions at Aventis and Hoechst. He also served as Chairman of the Board of Directors of the Siemens Foundation. Likewise, he was Chairman of the Board of Directors of Sulzer AG until April 2022.

Other relevant positions: He is currently a member of the Supervisory Board of Royal Philips, a Director of Thyssen-Bornemisza Group AG (Switzerland), Independent Director of CaixaBank, S.A. and a non-executive member of the Board of Directors of Doha Venture Capital LLC, in Qatar. He is also an emeritus member of the Advisory Board of the Economic Development Board of Singapore and a member of the International Advisory Board of Bocconi University, as well as a honorary professor at Tongji University (Shanghai).

Positions in other companies within the Telefónica Group (no executive duties): He is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG (since April 2020).

Board Committees of which he is a member: The Executive Commission (Member), the Audit and Control Committee (Member), and the Nominating, Compensation and Corporate Governance Committee (Chairman).

MS. VERÓNICA PASCUAL BOÉ



Member

Independent Director

Joined the Board in 2019.
Nationality: Spanish and French. Born in 1979 in Barcelona, Spain.

Education: Degree in Aeronautical Engineering from the Polytechnic University of Madrid. Master in Business Administration (MBA) from the Collège des Ingénieurs de Paris, and Executive Master in Positive Leadership and Strategy (EXMPLS) from the IE Business School. She completed postgraduate courses at INSEAD, Stanford, and Harvard Business School.

Experience: She is an entrepreneur who has led for 18 years a Group of companies linked to the digital transformation led by ASTI Mobile Robotics Group, a company based in Spain, France, Germany and the United States. Since August 2021, after integrating ASTI Mobile Robotics into ABB Robotics, she has moved to the position of Global Manager of Robótica Móvil Autónoma until January 2023. She began her professional career at the international level in the Human Resources Strategic Management Department of the Bouygues multinational industrial group. In 2004, she joined the family company ASTI, holding various management positions at that company. By the end of 2006, she was its General Manager, and in 2008, she opted to acquire the said company. She had previously held a variety of positions, including, among others: Sponsor and Founder of the Digital Innovation Hub of Burgos, through ASTI of DIHBU (2018); Chairwoman of the Industry Working Group 4.0 of the Governing Authority of Castile and León (2016-2018); Member of the Advisory Board of the Quality Agency of the University System (2015-2016); Member of the Advisory Board of the EAE Business School (2015-2016); Member of the Governing Board of APD Castilla y León (2014-2015); Member of the Board of Directors of Empresa Familiar Castilla y León (2001-2013).

Other relevant positions: She is Chairwoman of ASTI Tecnología y Talento Foundation, Deputy Chairwoman of Endeavor España Foundation, Director of General de Alquiler de Maquinaria, S.A. (GAM), Director of Marsi Bionics and Director of Viscofan, S.A. She leads ALBP Corp.

Positions in other companies within the Telefónica Group (no executive duties): She is member of Telefónica Audiovisual Digital and of the Advisory Board of Telefónica Tech.

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member).

MR. FRANCISCO JAVIER DE PAZ MANCHO



Member

Other External Director

Joined the Board in 2007.

Nationality: Spanish. Born in 1958 in Valladolid, Spain.

Education: Degree in Information and Advertising. Studied law. Senior Business Management Program at the IESE (University of Navarre).

Experience: From July 2016 to December 2021, he has been Chairman of Telefónica Ingeniería de Seguridad, S.A. From April 2018 to April 2021 he has been a member of the Board of Directors of Telefónica Móviles de Argentina, S.A. From September 2020 to May 2021 he has been a member of the Board of Directors of Pegaso PCS, S.A. of C.V. (Mexico). From September 2016 to July 2020, he was Director of the Board of Directors of Telefónica Móviles México, S.A. From September 2014 to March 2016 he was the Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. From July 2006 to November 19, 2014 he was a member of the Executive Committee of the Superior Council of Chambers. From February 2008 to May 10, 2018 he was a Director of Telefónica Argentina, S.A. From October 2008 to December 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From June 2004 to December 2007 he was the Chairman of the MERCASA National Company. He was also Deputy Chairman and Director of Corporate Strategy of the Grupo Panrico Donuts; General Manager of Internal Trade at the Ministry of Commerce and Tourism; General Secretary of the Consumers' Union of Spain (UCE); Chief Executive Officer of the magazine *Ciudadano*; General Secretary of Juventudes Socialistas; and a member of the Executive Board of the PSOE. He has also held the following positions and responsibilities: Director of Túnel del Cadí; President of the Pan y Bollería Marca Employers' Group (COE); Director of Mutua de Accidentes de Zaragoza (MAZ) ; Director of the Grupo Panrico; Head of the Commercial Distribution Monitoring Office of the Ministry of Commerce and Tourism; member of the Economic and Social Council and of its Standing Committee; and Director of Tabacalera, S.A.

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefónica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. He is also member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.

Board Committees of which he is a member: The Executive Commission (Member), the Nominating, Compensation and Corporate Governance Committee (Member), and the Sustainability and Regulation Committee (Chairman).

MR. ALEJANDRO REYNAL AMPLE



Member

Independent Director

Joined the Board in 2023.

Nationality: Spanish. Born in 1973 in Valencia, Spain.

Education: Mr. Reynal earned his bachelor's and master's degree in Mechanical Engineering form Georgia Institute of Technology and a MBA from the Harvard Business School.

Experience: He began his professional career in various strategic management positions at Telefónica and The Coca Cola Company. He has worked in the United States, Europe, Latin America and the Caribbean. He has a proven and successful track record in business transformation in multi-billion dollar companies. He was Chairman and CEO of Apple Leisure Group (ALG), a leisure travel and luxury resort management group with more than 38,000 employees in 14 countries, owned by Hyatt Hotels Corporation, actively participating in its acquisition in August 2021. Prior to ALG, he spent 8 years as CEO of Atento, a customer relationship management and business process outsourcing services company. At Atento he led the strategic transition from Telefónica to Bain Capital in 2012 and in 2014 he successfully led the company to an IPO on the NYSE.

Other relevant positions: He is currently Chairman and CEO of Four Seasons, which he joined in 2022 after an extensive international career in the global travel and hospitality, business services and telecommunications industries.

MR. FRANCISCO JOSÉ RIBERAS MERA



Member

Independent Director

Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degrees in Law and in Economics and Business Administration from Universidad Pontificia de Comillas (ICADE E-3), Madrid.

Experience: He began his professional career holding a variety of positions in Gonvarri Group, as Director of Corporate Development and later as its Chief Executive Officer. In 1997 he created Gestamp Automoción, and since then, he has served as its Executive Chairman, creating over time what is now the Grupo Gestamp, a global leader in metal components for the automotive industry.

Other relevant positions: He is currently the Executive Chairman of Gestamp Automoción. He is also a member of the Board of Directors of CIE Automative and of Wallbox, N.V. Furthermore, he is a member of the management bodies of other companies within Grupo Gestamp, and of companies in the Acek family holding group, including companies in the Groups Gonvarri, Acek Energías Renovables e Inmobiliaria Acek. He is also Chairman of SERNAUTO (Asociación Española de Proveedores de Automoción) and of the Spain-China Council Foundation.

MS. MARÍA ROTONDO URCOLA



Member

Independent Director

Joined the Board in 2021.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degree in Economic Science and Business Studies from Universidad Complutense of Madrid. She has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.

Experience: In terms of her professional experience, it is highlighted by having spent the last 10 years at Banco Santander (2006-2016) as Global Head of Telecommunications, Media and Technology at Santander Global Banking and Markets. Previously (1989-2006), at Santander Investment Sociedad de Valores y Bolsa, she was an investment analyst specialized in various sectors, particularly the telecommunications sector, Macroeconomist, and Director of European Analysis. She has also been an internal trainer at Banco Santander and speaker in several forums as well as a collaborator with several publications (Fide Digital Currencies in 2020, Gaptel, others). She was also an independent Director of Indra (2017-2020). She served on the Advisory Board of the Instituto de Empresa (IE) "Transformation with Purpose", and of Hotelab.

Other relevant positions: She is currently an Independent Director of CACEIS Bank Spain, of Santander CACEIS Latam Holdo (since 2019), of Libertas 7 and Resiter, S.A. She is Co-Director and lecturer in the Executive Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on Special Operations Communication in the Master's Degree in Investor Relations at Bolsas y Mercados Españoles (BME), as well as being a lecturer in various forums and continuing his activities as a Consultant/Mentor.

Board committees of which she is a member: Audit and Control Committee (Member) and Sustainability and Regulation Committee (Member).

MS. CLAUDIA SENDER RAMÍREZ



Member

Independent Director

Joined the Board in 2019.

Nationality: Brazilian. Born in 1974 in São Paulo, Brazil.

Education: Degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and a Master's degree in Business Administration (MBA) from the Harvard Business School in Boston.

Experience: She has held various positions with the following entities, among others: (i) Director of Yduqs University, formerly known as Estácio (from 2019 to 2021); (ii) Latam Airlines Group: Vice-President for Customer Relations (2017-2019); CEO of LATAM Brazil (2013-2017); Vice-President of LATAM Brazil (2011-2013); (iii) at Whirlpool, S.A.: Vice-President of Marketing (2009-2011); Division Director of Marketing (2007-2009); and Director of Strategic Planning (2005-2007); and (iv) at Bain & Company Brazil: Consultant specializing in Strategy (1998-2005).

Other relevant positions: She is currently Director of Holcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2017), a Brazilian NGO dedicated to the eradication of poverty in Northwestern Brazil; Hospital Israelí Albert Einstein and Ensina Brasil; and Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021).

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.

Board Committees of which she is a member: The Executive Commission (Member).

MS. SOLANGE SOBRAL TARGA



Member
Independent Director

Joined the Board in 2023.

Nationality: Brazilian. Born in 1972 in São Paulo, Brazil.

Education: Degree in Computer Science from the Federal University of São Carlos (Brasil) and a Master's degree in Computer Science from the State University of Campinas (Brasil).

Experience: She has extensive experience in digital business development and leadership of multidisciplinary teams, currently acting as a digital transformation agent for particularly valuable brands around the world. From 2021 to 2022, she has been a Member of the Board of Directors of Locamerica.

Other relevant positions: She is Vice President Partner of CI&T, in charge of its expansion in EMEA, actively participating in the acquisition and integration of Somo, a leading agency in the delivery of digital products and solutions for major global brands. Since 2021, she has been a member of several Board of Directors, being an Independent Director of Unidas. In addition, she is also a member of the Diversity and Inclusion Committee of Banco Itaú.

Positions in other companies within the Telefónica Group (no executive duties): She is Director of Telefónica Brasil, S.A.

Board Committees of which she is a member: The Sustainability and Regulation Committee (Member).

Functions and Operation of the Board of Directors

General functions of the Board of Directors

The Board of Directors is the highest management and representative body of the Company. As such it is empowered, within the scope of the corporate purpose defined in the Bylaws, to perform any legal acts or transactions for purposes of management and disposition, under any title, except for those reserved by law or by the Bylaws exclusively to the shareholders at a General Shareholders' Meeting.

The foregoing provisions notwithstanding, the Board of Directors is configured basically as a supervisory and control body, entrusting the day-to-day management of the Company's business to the executive bodies and to the management team.

The Board of Directors cannot delegate those powers that the law or the Bylaws reserve to its own exclusive purview, or those other powers that are necessary for the responsible exercise of its basic function of supervision and control, or the powers delegated to it by the shareholders at a General Shareholders' Meeting, unless such subdelegation is expressly authorized.

Specifically, the Board of Directors cannot, under any circumstances, delegate the following powers:

a) Supervision of the effective operation of the Committees that it has created and of the activities of the delegated bodies and of the Officers that it has designated.

b) Determination of the Company's general policies and strategies.

c) Authorization or waiver of the obligations arising from the duty of loyalty, in accordance with the provisions of of the Law, in the Bylaws and in the Regulations of the Board of Directors.

d) Its own organization and operation.

e) Preparation of the Annual Accounts and their submission at the General Shareholders' Meeting.

f) Preparation of any type of report that by law must be presented to the management body, provided that the transaction to which the report refers cannot be delegated.

g) Appointment and removal of the Company's Chief Operating Officers, as well as the establishment of the terms of their contracts.

h) Appointment and removal of the Officers who are to report directly to the Board or to any of its members, as well as the establishment of the basic conditions of their contracts, including their compensation.

i) Decisions regarding the compensation of the Directors, within the framework of the Bylaws and of the compensation policy approved by the shareholders at the General Shareholders' Meeting.

j) The call to the General Shareholders' Meeting and the preparation of the agenda and the proposed resolutions.

k) The policy regarding the Company's own shares.

l) The powers delegated by the shareholders at the General Shareholders' Meeting to the Board of Directors, unless subdelegation of such powers was expressly authorized by the shareholders.

m) Approval of the strategic or business plan, the annual management and budgetary goals, the investment and finance policy, the corporate social responsibility and sustainability policy or dividend policy.

n) Determination of the risk control and risk management policy, including tax-related risks, and supervision of the internal information and control systems.

o) Determination of the corporate governance policy of the Company and of the Group; its organization and operation; and, in particular, the approval and modification of its internal Regulations.

p) Approval of the disclosure, contact and engagement policy for shareholders, institutional investors and proxy advisers, including the policy on communication of economic/financial, non-financial and corporate information.

q) Approval of the diversity policy in relation to the Board of Directors and the selection of directors.

r) Approval of the financial information that the Company must periodically disclose because of its status as a listed company.

s) Definition of the structure of its Group of companies.

t) Approval of investments or transactions of all kinds that, because of their high amount or special characteristics, are of a strategic nature or entail a special tax risk, unless their approval is within the purview of the shareholders at the General Shareholders' Meeting.

u) Approval of the creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens, as well as any other transactions of a similar nature that, due to their complexity, might diminish the transparency of the Company and its Group.

v) The approval, subject to a report from the Audit and Compliance Committee, of related-party transactions under the terms established in Article 37 of the Board Regulations, unless their approval corresponds to the General Meeting.

The Company's Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied *en masse* to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In any event, when duly justified urgent circumstances arise, the decisions corresponding to the foregoing matters may be adopted by the delegated bodies or persons and must be ratified at the next meeting of the Board of Directors that is held after the adoption of the decision.

Allocation of positions and duties

The Board of Directors of Telefónica, S.A. has implemented a corporate governance structure that ensures the effective fulfillment of its duties and responsibilities.

This structure is configured basically in the following way:

- **Chief Executive Officer - Mr. José María Álvarez-Pallete López**

The Chairman of the Board of Directors holds the position of chief executive of the Company, with responsibility for effective guidance of the business activities, always in accordance with the decisions and criteria set by the shareholders at the General Shareholders' Meeting and by the Board of Directors.

As Chief Executive Officer, all of the powers and duties of the Board of Directors are expressly delegated to him, except for those that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors, article 5.4 of which establishes the powers that are reserved to the Board of Directors and that cannot be delegated. In addition to such delegation of powers, the Company's CEO is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

- **Chief Operating Officer - Mr. Ángel Vilá Boix**

The powers of the Board of Directors associated with the conduct of the business and with the fulfillment of the highest executive duties in all of the Company's business areas are delegated to the Chief Operating Officer, except for the powers that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors. In addition to such delegation of powers, the Company's Chief Operating Officer is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

- **Lead Independent Director - Mr. José Javier Echenique Landiríbar**

The Lead Independent Director performs, among others, the following duties and tasks:

a) Coordinates the work of the External Directors, in order to protect the interests of all of the Company's

shareholders; reflects the concerns of the said Directors; and meets with them when he deems it appropriate.

b) When appropriate, he may ask the Chairman of the Board to call a meeting of the Board of Directors, in keeping with Good Governance standards.

c) He may request that certain matters be included on the Agenda of the meetings of the Board of Directors that have already been called.

d) Directs the evaluation carried out by the Board of Directors of its Chairman.

e) He may preside over meetings of the Board of Directors, in the absence of the Chairman and of the Vice Chairmen.

f) Maintains contacts with investors and shareholders in order to know their views, for the purpose of forming an opinion regarding their concerns, particularly with regard to the Company's corporate governance.

g) Coordinates the Chairman's succession plan.

- **General Secretary and Secretary of the Board of Directors - Mr. Pablo de Carvajal González**

The Secretary of the Board of Directors assists the Chairman of the Board in the fulfillment of his duties, and ensures the proper functioning of the Board of Directors, with very particular attention to providing to the Directors the necessary advice and information; keeping the company records; properly reflecting in the minute books the proceedings of the meetings of the Board of Directors; and attesting to its resolutions.

The Secretary of the Board also sees to the formal and substantive legality of the activities of the Board of Directors and to their compliance with the Bylaws and with the Regulations for the General Shareholders' Meeting and of the Board of Directors, ensuring that the good governance recommendations adopted by the Company and in force at any time are duly taken into account.

The Secretary of the Board is also the General Secretary of the Company. Mr. Pablo de Carvajal González is also Telefónica's Global Director of Regulatory Affairs and Head of the Security Area.

The Board of Directors also has a Deputy Secretary, Mr. Antonio García-Mon Marañés, who assists the Secretary and replaces him in the performance of his duties in the event of his absence or inability. Mr. García-Mon is also Deputy General Secretary and Director of Corporate Legal Services.

Neither the Secretary nor the Deputy Secretary of the Board have the status of Directors.

- **Committees of the Board of Directors**

As of December 31, 2023, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and three advisory or control committees, whose composition, duties and powers are described in detail in advance.

Operation of the Board of Directors

Both the Bylaws and the Regulations of the Board specify that the Board of Directors shall meet routinely once a month, and, at the initiative of the Chairman, as often as he deems it appropriate for the proper functioning of the Company.

During fiscal year 2023 the Telefónica Board of Directors held 18 meetings, each lasting between three and four hours, depending on the topics discussed. Likewise, it should be noted that one of these meetings corresponds to the strategic session that the Board of Directors holds annually to analyze the company´s strategy and its impact on the business developed by the Telefonica Group. In particular, as mentioned before in this Report, the Capital Markets Day was held on November 8, 2023.

The meetings of the Board of Directors have been held in mixed format. At all these meetings, the Secretary of the Board of Directors attested to the identity of all the attendees.

The power to call a meeting of the Board of Directors and, if appropriate, to draw up the Agenda of the Board's meetings rests with the Chairman of the Board of Directors, who must however call a meeting when requested to do so by three Directors who indicate the issues to be discussed.

A meeting of the Board of Directors may also be called by at least one-third of its members, with an indication of the Agenda, if, after the submission of a request to the Chairman of the Board of Directors, the Chairman, without just cause, has not called the meeting within a period of one month.

The Company adopts the measures that are necessary in order for the Directors to have, whenever possible and sufficiently in advance, the necessary information, which shall be drawn up and oriented specifically toward the preparation of the meetings of the Board and of its Committees. In no case shall its compliance be waived on the grounds of the importance or confidential nature of the information, except under absolutely exceptional circumstances.

In this regard, and in accordance with the provisions of articles 18 and 20 of the Regulations of the Board of Directors, the Board of Directors and its Committees shall draw up a calendar of the meetings to be held during the year. Such calendar may be modified by resolution of the Board itself or of the corresponding Committee, or pursuant to a decision by its Chairman, in which case the modification must be disclosed to the Directors as soon as possible.

The Board and its Committees also have an Action Plan that contains a detailed description and the frequency of the activities to be carried out in each fiscal year, according to the powers and duties assigned to them.

Similarly, all of the meetings of the Board and of the Committee have a pre-established Agenda, which is communicated at least three days before the date on which the meeting is scheduled to be held, along with the call to the meeting. The Agenda for each meeting clearly indicates the items regarding which the Board of Directors or the Executive Commission must make a decision or adopt a resolution.

With the same goal, in general, the documentation associated with the Agenda for the meetings is made available to the Directors sufficiently in advance. In this regard, and in compliance with the provisions of article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the discussions, seeking and encouraging the active participation of all of the Directors in the deliberations, safeguarding the unconstrained statement of their viewpoints. Similarly, with the assistance of the Secretary, the Chairman ensures that the Directors receive beforehand sufficient information to deliberate on the items on the Agenda. He also ensures that sufficient time is devoted to the discussion of strategic issues and stimulates debate during the meetings, safeguarding the unconstrained statement of viewpoints by the Directors.

To facilitate the provision of all of the information and clarifications that may be necessary regarding some of the issues to be addressed, the main officers of the Group attend essentially all of the meetings of the Board and of its Committees, along with the speakers who are deemed appropriate, for the presentation of matters lying within their purview, according to the matters to be dealt with on the agenda for each meeting. In this regard, before the start of the corresponding agenda item, the Chairman requests the incorporation of the speakers to participate in said item. The speakers present the appropriate information and answer the questions raised, but in no case do the speakers or any other guests at the meetings take part in the deliberations, and this does not affect the independence or freedom of judgement of the directors and members of the Board Committees.

Furthermore, and in general, the Regulations of the Board of Directors (article 25) expressly provide that the Directors are vested with the broadest powers for obtaining information about any aspect of the Company and to examine its books, records, documents and other background materials relating to corporate activities. The exercise of this right of information is channeled through the Chairman or the Secretary of the Board of Directors, who handle requests from the Directors, either providing the information directly to the Directors or placing them in touch with the proper contact persons at the appropriate organizational level.

The Board of Directors can validly hold a meeting when a majority of its serving members are present or represented at the meeting. The Directors must personally attend the meetings of the Board of Directors. If, under exceptional circumstances, they are unable to do so, they shall ensure that the proxy they give to another member of the Board of Directors includes, insofar as possible, the appropriate instructions. Non-executive Directors can delegate their proxy only to another non-executive Director. Such delegations may be made by letter, mail or in any other way that ensures the certainty and validity of the proxy, in the opinion of the Chairman of the Board of Directors (article 19 of the Regulations of the Board of Directors and article 34.4 of the Bylaws).

In all cases, resolutions are adopted by an absolute majority of the votes of the Directors who are present at the meeting, either in person or by proxy, except in those instances in which, for certain resolutions to be valid, the law, the By-Laws or the Regulation of the Board of Directors requires the favorable vote of a larger number of Directors.

Board Committees

Both the Bylaws and the Regulations of the Board provide for an Executive Commission of the Board of Directors, with general decision-making authority and, consequently, with the express delegation of all of the powers of the Board of Directors, except for those powers that, by law or pursuant to the Bylaws, cannot be delegated.

The Regulations also authorize the Board of Directors to create one or more advisory or control committees entrusted with the task of examining and continuously monitoring any area of special importance to the good governance of the Company, or performing the specific analysis of any factor or issue whose significance or magnitude requires it. Such Committees do not have the status of corporate bodies, but rather are tools in the service of the Board of Directors, to which they convey the conclusions that they reach with regard to the issues or subjects whose handling has been entrusted to them.

As of December 31, 2023, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and three advisory or control committees, whose composition, duties and powers are described below.

The Board of Directors, at its meeting held on December 13, 2023, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A., in order to: i) to simplify and adapt the organisational structure of the Board of Directors' Committees to the current composition of the Company's administrative body, reducing the number of Committees by two (from six to four); ii) enhance the strategic definition and oversight role of the Company's Board of Directors by abolishing the Strategy and Innovation Committee to ensure that all deliberations and discussions on the Company's strategy take place in the Board of Directors, in

a more diverse context and with a greater plurality of views, in line with international best practice in corporate governance; and iii) improve the systematisation of the distribution of competences between the Committees, extending the functions of the then Sustainability and Quality Committee (now called the Sustainability and Regulation Committee) to include regulatory matters, increasingly linked to the Company's sustainability strategy and clarifying the way in which it should exercise its functions in the areas of competence shared with the Audit and Control Committee (in relation to sustainability risks and non-financial information) and with the Nominating, Remuneration and Corporate Governance Committee (in relation to non-financial indicators, linked to sustainability, of the variable remuneration of Directors and Senior Executives).

In conclusion, at December 31 and at the date of this Report, the Board of Directors had and has the Executive Committee, the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Regulation Committee.

On the other hand, with regard to the meetings held by the Board of Directors' Committees, during financial year 2023, the meetings of the Board of Directors' Committees were held in mixed format, i. e. with the attendance of the Directors in person and online. At all these meetings, the Secretary of each Committee attested to the identity of all the attendees.

In accordance with the provisions of article 20 b) 3. of the Regulations of the Board, a full report is delivered to the Board of Directors on the matters addressed by the Committees, and so that it will be aware of the said matters for the exercise of its responsibilities. At the beginning of each of the monthly meetings of the Board of Directors, the Chairman of each of the Committees delivers a report on the major matters that were addressed and on the activities and tasks that were carried out by the respective Committee, making available to the Directors the corresponding documentation, so that the Directors will be aware of such activities for the purposes of the exercise of their responsibilities.

Additionally, and in the same way as the Board of Directors itself, all of the Committees prepare, at the start of each fiscal year and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board of Directors, an Action Plan that contains a detailed description of, and a schedule for, the actions to be taken in each fiscal year in each Committee's individual area of activity.

Similarly, all of the Committees prepare an Activity Memorandum (which, for the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, is known as the Performance Report), which summarize the major activities and actions that were carried out during the preceding fiscal year, including the details of the matters that were examined and addressed at the meetings that were held, and emphasizing

the aspects associated with their duties and responsibilities, composition and performance.

The Executive Commission

The Board of Directors has delegated its authority or powers (except for those that by law, under the bylaws and pursuant to the regulations cannot be delegated) to an Executive Commission.

The Executive Commission provides the Board of Directors with greater operability and effectiveness in the exercise of its functions, inasmuch as it meets more often than the Board of Directors does.

In accordance with the provisions of article 38 of the Bylaws of Telefónica, S.A., article 21 of the Regulations of the Company's Board of Directors governs the Executive Commission in the following terms:

a) Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once he has been appointed as a member of the Committee, and no fewer than three and no more than ten other members, all of whom shall be Directors, appointed by the Board of Directors.

The Board of Directors shall endeavor to ensure that the Executive Commission has at least two non-executive Director, of whom at least one shall be independent.

In any event, in order to be valid, the appointment or renewal of the members of the Executive Commission shall require the favorable vote of at least two-thirds of the members of the Board of Directors.

As of December 31, 2023, and on the date of issuance of this Report, the Executive Commission was and is composed of the following persons:

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. Claudia Sender Ramírez*	Member	Independent

*Ms. Claudia Sender Ramírez was appointed member of the Executive Commission on December 13, 2023.

b) Operation.

The Executive Commission shall meet whenever it is called by its Chairman, normally holding meetings every 15 (fifteen) days. During the year 2023 it held 18 meetings, lasting on average 2 hours and 30 minutes each. Also noteworthy is the high level of participation of all of its members.

The Chairman and the Secretary of the Board of Directors shall serve as the Chairman and the Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

The Executive Commission can validly hold a meeting when a majority of its members are present at the meeting, either in person or by proxy.

Resolutions shall be adopted by an absolute majority of the Directors present at the meeting either in person or by proxy. In the event of a tie in the voting, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.

The Executive Commission shall promptly inform the Board of Directors of the matters that are discussed and the decisions that are made at its meetings. Copies of the minutes of such meetings shall be made available to the members of the Board (article 21.c of the Regulations of the Board).

Most important activities during the fiscal year

During fiscal year 2023 the Executive Commission of the Board of Directors of Telefónica, S.A. analyzed and reviewed, deliberated on and adopted resolutions (which have been ratified by the Company's Board of Directors) relating to certain issues associated with the following matters, among others:

- The business developed by the Telefónica Group: i) products and services (Digital Services, Contents, Innovation, WiFi 6, Fiber to the Room, B2B and B2C Business, etc.), ii) the evolution of the business in the various different countries in which the Telefónica Group operates, and iii) market trends.

- The regulatory situation of the telecommunications industry (including, among others, regulatory changes and spectrum auctions).

- Corporate and finance-related transactions of the Telefónica Group.

- Monitoring of the action and the circumstances influencing its progress.

– Other organizational issues related to People, Sustainability, Security, etc.

Audit and Control Committee

The Audit and Control Committee of Telefónica, S.A. is governed by the provisions of article 39 of the Bylaws and by the provisions of article 22 of the Regulations of the Board of Directors. In particular, it regulates the composition, competencies and functioning of such Committee. The current version of the Regulations of the Audit and Control Committee is available for consultation on the Company's corporate website, under Information for Shareholders and Investors.

a) Composition.

The Audit and Control Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be External or Non-Executive Directors, and at least a majority of them must be Independent Directors. In appointing the members of the committee, and, in particular, its Chairman, the Board of Directors shall take into account their knowledge and experience in matters of accounting, auditing and management of both financial and non-financial risks. Collectively, the members of the Committee shall possess the technical knowledge that is pertinent to the area of business to which the Company belongs.

The Chairman of the Audit and Control Committee, whose position in any case shall be held by an Independent Director, shall be appointed from among the members of such Committee. The Chairman must be replaced every four years and may be re-elected after a period of one year has elapsed since his departure.

As of the date of this Report, the Audit and Control Committee is composed of the following persons:

Name	Post	Category
Mr. José Javier Echenique Landiríbar*	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Ms. María Luisa García Blanco**	Member	Independent
Mr. Peter Löscher*	Member	Independent
Ms. María Rotondo Urcola	Member	Independent

*On February 20, 2024, Mr. José Javier Echenique Landiríbar was appointed Chairman of the Audit and Control Committee, replacing Mr. Peter Löscher, who remains as a member of the Committee.

**Ms. María Luisa García Blanco was appointed member of the Audit and Control Committee on December 13, 2023.

Furthermore, all the members of the Audit and Control Committee are Independent Directors, have a financial background and were appointed taking into account their knowledge and experience in accounting, auditing or management of both financial and non-financial risks.

b) Responsibilities.

Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the primary function of the Audit and Control Committee shall be to support the Board of Directors in its supervisory functions. In particular, the Committee shall have at least the following responsibilities:

1) To provide information to the shareholders at the General Shareholders' Meeting about the issues that arise within its purview and, in particular, about the outcome of the audit, explaining how the audit contributed to the integrity of the financial information, and the role that the Committee played in the process.

2) To present to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process, as provided by law, along with the terms and conditions under which the external auditor is to be retained, as well as collecting regularly from the auditor information about the audit plan and its implementation, in addition to preserving its independence in the fulfillment of its duties.

3) To supervise internal audit, which shall endeavor to ensure the proper operation of internal reporting and control systems, and which will functionally report to the Chairman of the Audit and Control Committee, and in particular shall be required:

   a) Ensuring the independence and effectiveness of the internal audit function;

   b) Proposing the selection, appointment and removal of the head of the internal audit department;

   c) Proposing the budget for that department;

   d) To approve the annual focus and work plan, ensuring that its activity is principally focused on material risks (including reputational risks);

   e) To review the annual activities report;

   f) To receive regular information about its activities, the implementation of the annual work plan, including any incidents or limitations in scope that arise during such implementation, the outcome and the follow-up on its recommendations; and

   g) To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4) To supervise and assess the process of preparing and submitting and the integrity of the mandatory financial and non-financial information relating to the Company and the Group and to submit recommendations or proposals to the Board of Directors intended to safeguard the integrity thereof. With respect thereto, it shall review compliance with legal requirements, the proper determination of the scope of consolidation and the correct application of accounting standards, informing the Board of Directors thereof.

5) To endeavor ensure that the annual accounts submitted by the Board of Directors to the shareholders at the General Shareholders' Meeting are prepared in accordance with the legal provisions on accounting. However, in cases where the statutory auditor has included a qualification in its audit report, the Chairman of the Committee shall clearly explain the content and scope thereof at the General Meeting. In addition, a summary of such explanation shall be made available to the shareholders at the time of publication of the call to the General Meeting.

6) To supervise the effectiveness of the Company's internal control system, particularly endeavoring to ensure the effective implementation in practice of the policies and systems on internal control, as well as on internal audit, and the systems for the control and management of financial and non-financial risks relating to the Company and the Group (including operational, technological, legal, social, environmental, political and reputational risks and corruption-related risks), and to discuss with the Statutory Auditor any significant weaknesses in the internal control system detected during the audit, all without infringing the independence thereof. In such cases, and if applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding period for follow-up thereon.

In that regard, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

   a) The types of financial (including contingent liabilities and other off-balance sheet risks) and non-financial (operational, technological, legal, social, environmental, political and reputational, including corruption-related risks) risks to which the Company is exposed;

   b) A multi-level risk control and management model;

   c) the setting of the risk level that the Company deems acceptable; the measures contemplated to mitigate the impact of the identified risks, should they materialize; and

   d) the internal control and information systems to be used to control and manage the above-mentioned risks.

7) To supervise the risk control and management unit, which shall perform the following duties:

   a) ensure the proper operation of the risk control and management systems, and particularly to ensure that all material risks affecting the Company are identified, managed and quantified;

   b) actively participate in preparing the risk strategy and in important decisions regarding the management thereof; and

   c) endeavor to ensure that the risk control and management systems properly mitigate risks within the

framework of the policy determined by the Board of Directors.

8) To establish and supervise a mechanism that enables employees and other people connected with the Company, such as Directors, shareholders, suppliers, contractors and subcontractors, to confidentially and anonymously, with due regard for the rights of complainant and the subject of any complainant, report any significant improprieties, including financial, accounting or any other kind of improprieties regarding the Company, that they become aware of within the Company or its Group.

9) To establish and maintain appropriate relations with the Statutory Auditor in order to receive, for review by the Committee, information on all matters that could entail a threat to the independence thereof, as well as any other matters relating to the audit procedure, and when applicable, authorization of services other than those that are prohibited, upon the terms contemplated by applicable law, and such other communications as may be provided for in auditing legislation and auditing rules. In any event, the Audit and Control Committee must receive, on an annual basis, a declaration from the Statutory Auditor of its independence from the Company or entities directly or indirectly related thereto, as well as detailed and itemized information regarding additional services of any kind provided to and the corresponding fees received from, such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of applicable law.

10) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Statutory Auditor has been compromised. This report must in all cases include a reasoned assessment of the provisions of each and every one of the additional services referred to in point 9) above, both individually and as a whole, other than the legal audit and regarding the rules on independence or regulations on the activity of auditing.

11) To preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor's business, and generally all other provisions regarding the independence of the auditors.

12) To analyze and report on the financial terms, accounting impact and, if applicable, the exchange ratio proposed for structural modifications and corporate transactions that the Company expects to carry out, prior to submission to the Board of Directors.

13) To report in advance to the Board of Directors on all matters provided by law and the By-Laws, and particularly regarding:

1. Financial information and the management report, which shall include the required non-financial information that the Company must periodically make public; and
2. The creation or acquisition of interests in special-purpose entities or entities domiciled in countries or territories considered to be tax havens.

14) To report on related-party transactions that must be approved by the shareholders acting at a General Shareholders' Meeting or by the Board of Directors and to supervise the internal process established by the Company for those transactions for which approval has been delegated by the Board of Directors.

15) To supervise the application of the general policy on the disclosure of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all with respect to those aspects within the purview of the Committee.

16) As regards those companies of the Group that are deemed to be Public-Interest Entities (Entidades de Interés Público) (as defined by applicable law), and with respect to which it is so approved by the Board of Directors, to perform all those duties of the Audit Committee at any time contemplated by applicable law, provided that (a) such companies are directly or indirectly wholly-owned by the Company pursuant to the provisions of applicable law , or (b) the assumption of such duties has been unanimously approved by the shareholders of the subsidiary.

The provisions of paragraphs 2), 9) and 10) shall be understood as being without prejudice to the regulatory framework governing the auditing of accounts.

Mechanisms established by the Board of Directors to ensure that the Annual Accounts that the Board of Directors submits to the General Shareholders' Meeting are drawn up in accordance with accounting standards

By virtue of the foregoing, Telefónica's Audit and Control Committee is responsible for ensuring that the annual accounts that the Board of Directors submits to the General Shareholders' Meeting are drawn up in accordance with accounting regulations and that, in those cases in which the auditor has included a qualification in its audit report, the

Chairman of the Audit and Control Committee must clearly explain to the General Shareholders' Meeting the opinion of the Committee on the content and scope of the audit report and make a summary of such opinion available to the shareholders at the time of publication of the notice of the General Shareholders' Meeting.

Mechanisms established to preserve the independence of external auditors, financial analysts, investment banks and rating agencies, including how the legal provisions have been implemented in practice

With regard to the independence of the Company's external auditor, and in accordance with the provisions of Telefónica´s Regulations of the Board of Directors (Article 39), the Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Accounts Auditor, with strict respect for the independence thereof.

Furthermore, the Audit and Control Committee, as part of its fundamental powers (Article 22 of the Regulations of the Board of Directors and Article 4 of the Regulations of the Audit and Control Committee), has established and maintains the appropriate relationships with the auditors to receive information on those matters that may threaten their independence, to be considered by the Committee, and any others related to the process of carrying out the audit, and, where appropriate, the authorisation of services other than those prohibited, in accordance with the terms set forth in the applicable law, as well as other communications set forth in audit legislation and audit regulations.

In any case, the Audit and Control Committee annually receives the accounts auditor's declaration of independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and personalised information on the additional services of any kind provided and the corresponding fees received from these entities by the reported auditor, or the persons or entities related to him/her in accordance with the provisions of current regulations.

Furthermore, the Committee issues, prior to issuing the audit report of the accounts, an annual report that expresses an opinion on whether the independence of the accounts auditor has been compromised. This report states, in any case, the evaluation, with supporting evidence/ rationale, of the provision of each and every one of the additional services referred to in the previous section, taken into account individually and together, different to the statutory audit and in relation to the independence regime or the regulations governing account auditing.

On the other hand, as regards financial analysts, investment banks and rating agencies, their work and actions are developed and carried out in accordance with strict criteria, rules of independence and compliance. In particular, the agreements entered into by Telefónica, S.A. with the rating agencies include clauses recognizing the independence of the rating agency and its right to freely determine, apply and modify the rating methodologies at its sole discretion.

In any event, the Audit and Control Committee must preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor's business, and generally all other provisions regarding the independence of the auditors.

In addition, and in accordance with the Regulations of the Board of Directors (Article 22), the Company's Audit and Control Committee puts forward proposals to the Board of Directors for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with the law, as well as the terms and conditions of his/her contract, regularly obtaining information from the auditor on the audit plan and the execution thereof, as well as preserving his/her independence in the exercise of his/her duties.

Furthermore, the external auditor has direct access to the Audit and Control Committee, participating regularly in its meetings, without the presence of members of the Company's management team when this is deemed necessary. In this regard, and in accordance with the requirements of US regulations on this matter, the External Auditor reports to the Audit and Control Committee, at least on an annual basis, on the most significant accounting policies and practices followed in drawing up the Company's financial and accounting information, on any alternative accounting treatment within generally accepted accounting principles and practices that affects any relevant element within the financial statements that may have been discussed with the management team, and, finally, on any relevant communication between the auditor and the Company's management team. In addition, and in accordance with Article 39 of the Regulations of the Board of Directors, the auditor shall hold an annual meeting with the full Board of Directors to provide an update on the work carried out and the evolution of the Company´s accounting and risk situation.

In accordance with the Company's internal regulations, and also in line with the legal requirements imposed by Spanish, European and US regulations, contracting any service with the Company's External Auditor must always be approved beforehand by the Audit and Control Committee. Furthermore, this contracting of services, other than those of the audit itself, is carried out in strict compliance with the Audit Act, European regulations and the Sarbanes-Oxley

Act enacted in the United States and its implementing regulations. In this respect, and before hiring the auditor, the Audit and Control Committee analyses the content of the work to be carried out, assessing the situations that may entail a risk to the independence of the Company's External Auditor, and specifically supervises the percentage represented by the fees paid by the latter of the audit firm´s total revenue. In this regard, the Company states in its Annual Report, in accordance with the legal requirements in force, how much the Company's External Auditor is paid, including those fees related to services of a different nature from auditing.

Consequently, the Company has implemented, in practice, the legal provisions on this matter as indicated in the preceding paragraphs.

c) Operation.

The Audit and Control Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

- The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.

The Audit and Control Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In any event, the Committee shall meet, at a minimum, on each date on which annual or interim financial information is published. In such cases, the Internal Auditor shall be present. If any type of review report is issued, the Auditor shall also be present.

In this regard, and with reference to the meetings held with the Statutory Auditor and with the Internal Auditor, the provisions of article 7 of the Regulations of the Company's Audit and Control Committee are complied with, which provisions establish that, for the proper exercise of its supervisory function, the Committee must be familiar with, and understand, the decisions made by Senior Management regarding the application of the most significant criteria and the results of the reviews conducted by the Internal Audit Office, while maintaining fluid communications with the Statutory Auditor. In point of fact, the External Auditor has participated in meetings of the Audit and Control Committee in order to explain the work that was done, and also to clarify, at the request of

Committee, those issues that may have been raised in connection with the duties assigned to such External Auditor. The members of the Committee also held separate meetings with each of these contact persons when such meetings were deemed necessary, in order to conduct a rigorous follow-up of the preparation of the Company's financial information.

During 2023, the Audit and Control Committee held 13 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.

Likewise, in the fulfillment of its duties, the Committee may request the presence of the following persons at its meetings: the Statutory Auditor, the head of the Internal Audit Office, any Director, employee or Officer of the Company and the experts that it deems appropriate.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee also has a Secretary, as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee establishes an Annual Work Plan.

The meetings are scheduled by the Chairman of the Committee, who communicates them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions are performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2023 have been associated with the powers and functions of such Committee. Accordingly, the Audit and Control Committee has performed, among others, the following tasks:

- In the financial and non-financial area: i) a review of the Company's financial information (Annual Accounts and Management Reports, which include non-financial information for 2022, periodic quarterly and semi-annual financial information about the Telefónica Group and the Group's Public Interest Entities for which this Committee has taken on the duties of its Audit Committee, and

Alternative Performance Measures, included in the Company Financial Information); ii) review of financial accounting aspects of corporate operations, main risk factors and macroeconomic outlooks; iii) a review of the informative brochures presented by the Company to the various supervisory bodies (including, among others, the 20-F Annual Report and numerous informative brochures about share-financing and debt-financing transactions); and iv) a review of specific presentations on financial and fiscals aspects of, and changes in, accounting regulations. The Committee also reviewed the non-financial information and the information on diversity prepared by the Company, in compliance with applicable regulations.

- Regarding the external auditor: i) approval of the proposal regarding the fees to be received by PwC as the Statutory Auditor for fiscal year 2023 for the audit work and other services related to auditing; il) approval of non-audit work; iii) report on the independence of the external auditor; and iv) evaluation of the role of the external auditor.

- Regarding compliance, the activities carried out by the Compliance area, including, among others, the review and strengthening of the Company's regulatory framework, and advice on conflicts of interest, global *Due Diligence* procedures associated with operations, and specific presentations on specific aspects or initiatives of the Company's Compliance Program. Likewise, follow-up of complaints received through the channels established by the Company and follow-up of investigations and inspections.

- Regarding of sustainability, supervision and training on certain aspects related to non-financial information, regulatory compliance and training on ESG regulation, the risk analysis and management process, and the Company's reporting processes.

- Other items of interest: i) elaboration of the 2022 Report of the Audit and Control Committee on related-party transactions; ii) elaboration of the monthly report of the head of the Telefónica, S.A. Treasury Stock Management Team on treasury-stock transactions; iii) a review to ensure that the financial information published on the Company's website is continuously updated and matches the information prepared, in each instance, by the Board of Directors and published on the CNMV website; iv) periodic training to ensure that the knowledge imparted to the members of the Committee is up to date; v) preparation of the Audit and Control Committee's Report on the Functioning of the Audit and Control Committee; vi) status of the Telefónica Group's litigation; vii) analysis of requirements and communications with securities market regulators; and viii) evaluation of the role of the Internal Audit Department.

The Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. is governed by the provisions of article 40 of the Bylaws and of article 23 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 1/2019 of the National Securities Market Commission regarding Nominating and Compensation Committees, the Board of Directors, at its meeting held on June 26, 2019, approved the Regulations of the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as Article 23 of the Regulations of the Board of Directors).

Article 40 of the Company's By-Laws, article 23 of the Regulations of the Board of Directors and the Regulations of the Nominating, Compensation and Corporate Governance Committee govern such Committee under the terms set out in the following sections. The current version of the Regulations of the Nominating, Compensation and Corporate Governance Committee is available for consultation on the Company's corporate website, under Information for Shareholders and Investors, in the Corporate Governance section and Company's internal regulations.

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be external or non-executive Directors, and the majority of them must be independent Directors. The Lead Independent Director must also be a member of the Committee.

The members of the Nominating, Compensation and Corporate Governance Committee shall be appointed such that as a group they have the knowledge, aptitudes and experience appropriate for the duties that they are called upon to perform.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, whose position shall in any case be held by an independent Director, shall be appointed from among the members of such Committee.

As of the date of this Report, the Nominating, Compensation and Corporate Governance Committee is composed of the following persons:

Name	Post	Category
Mr. Peter Löscher*	Chairman	Independent
Mr. José Javier Echenique Landiríbar*	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Verónica Pascual Boé**	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

* On February 20, 2024, Mr. Peter Löscher was appointed Chairman of the Nominating, Compensation and Corporate Governance Committee, replacing Mr. José Javier Echenique Landiríbar, who remains a member of the mentioned Committee.

** Ms. Verónica Pascual Boé was appointed member of the Nominating, Compensation and Corporate Governance Committee on December 13, 2023.

b) Responsibilities.
Notwithstanding any other tasks that may be assigned to it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following responsibilities:

1) To evaluate the skills, knowledge and experience necessary within the Board of Directors. For such purposes, it shall determine the functions and aptitudes needed in the candidates who must fill each vacancy and shall evaluate the time and dedication required for them to effectively carry out their tasks and shall ensure that the non-executive Directors have sufficient availability to properly perform their duties.

2) To establish a goal for representation by the less represented gender on the Board of Directors and prepare guidance on how to reach this objective.

3) To submit proposed appointments of independent Directors to the Board of Directors for appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders' Meeting.

4) To report on the proposed appointments of the other Directors of the Company for their appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal thereof by the shareholders at the General Shareholders' Meeting.

5) To also report on proposals for the appointment and removal of the Secretary and any Deputy Secretary of the Board of Directors of the Company, as well as proposals for the appointment, re-election and removal of Directors from the subsidiaries thereof.

6) To report on proposals for the appointment and removal of the Senior Executive Officers of the Company and its subsidiaries.

7) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

8) To propose to the Board of Directors the appointment of the Lead Director from among the independent Directors.

9) Together with the Chairman of the Board of Directors, to organize and coordinate a periodic evaluation of the Board of Directors and its Committees, including the performance and contribution of each Director and the evaluation of the performance of the Chairman of the Board of Directors under the direction of the Lead Director pursuant to the Regulations of the Board of Directors.

10) To report on the periodic evaluation of the performance of the Chairman of the Board of Directors.

11) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and planned manner.

12) To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 33 of the Regulations of the Board of Directors.

13) To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman of the Board of Directors, the executive Directors and the Senior Executive Officers of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

14) To confirm compliance with and to periodically review the compensation policy applied to the Directors and Senior Executive Officers, including share-based compensation systems and the application thereof.

15) To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

16) To verify the information regarding the compensation of the Directors and Senior Executive Officers set forth in the various corporate documents, including the annual report on the Director compensation policy.

17) To supervise compliance with the Company's internal corporate governance policies and rules, as well as the Company's internal codes of conduct in force from time to time, while also endeavoring to ensure that the corporate culture is aligned with its purpose and values.

18) To periodically evaluate and review the Company's corporate governance system, such that it fulfils the mission

of promoting the corporate interest and takes due account of the legitimate interests of the other stakeholders.

19) To supervise the implementation of the general policy regarding the communication of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all as regards aspects within the purview of this Committee.

20) To endeavor to ensure that any conflicts of interest do not adversely affect the independence of external advice provided to the Committee.

21) To exercise such other powers and perform such other duties as are assigned the Nominating, Compensation and Corporate Governance Committee in the Regulations of the Board of Directors.

c) Operation.
The Nominating, Compensation and Corporate Governance Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

– The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

– The Chairman of the Committee, or, if applicable, the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.

The Nominating, Compensation and Corporate Governance Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In addition to holding the meetings scheduled on the annual calendar, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Company's Board of Directors or the Chairman of the Board of Directors requests the issuance of a report or the preparation of a proposal within the scope of its responsibilities, and whenever, in the opinion of the Chairman of the Board, a meeting is appropriate for the proper fulfillment of its duties.

During 2023 it held 12 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.

The Committee shall also meet sufficiently in advance of the meetings of the Board of Directors.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members,

of sufficient time to analyze and evaluate the information received by them.

The Committee shall have a Secretary (who will normally be the Secretary or the Deputy Secretary of the Board of Directors), as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee shall establish an Annual Work Plan.

The meetings shall be scheduled by the Chairman of the Committee, who shall communicate them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions shall be performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

The Nominating, Compensation and Corporate Governance Committee shall consult the Chairman of the Board of Directors, particularly with regard to matters involving the Executive Directors and Senior Officers.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2022 have been associated with the powers and functions of such Committee or with legal requirements or with Telefónica's internal regulations. Accordingly, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on the following issues, among others:

a) Proposed amendment of the Regulations of the Board of Directors of Telefónica, S.A.

The Company's Nominating, Remuneration and Corporate Governance Committee wrote a report in order to explain and justify to the Board of Directors the amendments to the Board of Directors' Regulations. In this regard, in order to simplify and adapt the organisational structure of the Committees to the current composition of the Board of Directors and to strengthen the strategic definition and supervision function of the Board of Directors, the Committee proposed: (i) to abolish the Strategy and Innovation Committee, and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee into a single Committee, which was renamed the Sustainability and Regulation Committee.

b) Proposed and/or reports on appointments associated with the Board of Directors of Telefónica, S.A. and its Committees.

At the meeting held on December 12, 2023, the Nominating, Compensation and Corporate Governance Committee took cognizance of the voluntary resignations tendered to the Board of Directors of the Company on December 13, 2023 by Mr. Peter Erskine as Other External Director and by Mr. Juan Ignacio Cirac Sasturain as Independent Director and, consequently, of all their positions on the Board of Directors and the Committees of the Board of Directors. Consequently, and in order to fill these vacancies, the Committee proposed to the Board of Directors of the Company the appointments, by co-optation procedure, of Ms Solange Sobral Targa and Mr Alejandro Reynal Ample, both as Independent Directors.

At the same meeting, the Committee also reported favourably to the Board of Directors on the following proposals: (i) to appoint member of the Executive Committee to Ms. Claudia Sender Ramírez; (ii) to appoint member of the Audit and Control Committee to Ms. María Luisa García Blanco; (iii) to appoint member of the Nominating, Remuneration and Corporate Governance Committee to Ms. Verónica Pascual Boé; and (iv) to appoint members of the new Sustainability and Regulation Committee to Mr. Francisco Javier Paz Mancho, Mr. José María Abril Pérez, Ms. María Luisa García Blanco, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola and Ms. Solange Sobral Targa.

c) Proposals for the appointment of Directors at the Subsidiaries or Affiliates of the Telefónica Group.

d) Proposals for appointments related to Senior Management and the organisational structure of the Telefónica Group.

e) The compensation plan for the Directors and members of Senior Management and Employees of the Telefónica Group (in terms of fixed and variable compensation and share plans).

f) Telefonica S.A. Share Plan.

g) Annual Corporate Governance Report and Annual Report on Directors' Remuneration for the year 2022.

h) Preparation of the Report on the functioning of the Nominating, Compensation and Corporate Governance Committee 2022.

i) Remuneration Policy of the Directors of Telefónica, S.A.

The Strategy and Innovation Committee

As indicated above and as part of the reorganisation of the Board of Directors' Committees, on December 13, 2023, it was agreed to abolish the Strategy and Innovation Committee, at the proposal of the Nominating, Compensation and Corporate Governance Committee, in order to strengthen the strategic definition and supervision function of the Board of Directors of the Company and to ensure that all deliberations and debates on the Company's strategy take place in the plenary session of the Board of

Directors, in a more diverse context and with a greater plurality of points of view, in line with international best practices in corporate governance.

Most important activities during the fiscal year and fulfillment of duties.

Over the course of the 11 meetings held during fiscal year 2023, the Strategy and Innovation Committee has analyzed various issues associated fundamentally with the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business.

The Committee has also conducted a periodic follow-up of the Company's innovation projects, providing opinions and support in order to ensure their appropriate implementation and development throughout the Telefónica Group.

The Sustainability and Regulation Committee

The Sustainability and Regulation Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is governed by the provisions of article 24 of the Regulations of the Board of Directors, amended on December 13, 2023, with the aim of improving the systematisation of the division of competences between the Commissions.

a) Composition.

The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. All members thereof must be external or non-executive Directors and the majority thereof must be independent Directors.

The Chairman of Sustainability and Regulation will be appointed from among its members.

As of December 31, 2023, and on the date of this Report, the Sustainability and Regulation Committee was and is composed of the following persons:

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Ms. Carmen García Andrés	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. María Rotondo Urcola	Member	Independent
Ms. Solange Sobral Targa	Member	Independent

b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Sustainability and Regulation Committee shall have, at a minimum, the following functions:

1) To carry out, through study, analysis and discussion, the permanent monitoring of the main sustainability and regulatory issues affecting the Group at any given time.

2) To serve as a channel of communication and information on sustainability and regulatory matters in the telecommunications sector or in any other sector relevant to the business of the Company or the Group, facilitating such communication between the management team and the Board of Directors, and, where appropriate, to bring to the attention of the Board of Directors those matters that are considered relevant for the Company or for any of the companies of the Group and on which it is necessary or advisable to adopt a decision or establish a specific strategy, including, in particular, matters related to the supervisory and regulatory bodies competent in the telecommunications sector.

3) To supervise and review the strategies and policies of the Company's Responsible Business Policy, including environmental and social issues, ensuring that they are aimed at responding to the expectations of the company's stakeholders and the creation of value, and to propose to the Board of Directors that they be updated and modified when necessary.

4) To promote a proactive relationship strategy with our stakeholders: customers, investors, suppliers, employees and society in general, with the purpose of defining the material issues affecting the Company from risk and opportunity perspectives.

5) To supervise the impact analyses linked to the Responsible Business strategy and our reputation, both from a business perspective and from the perspective of their impact on society, and in particular Human Rights and the Environment, as well as the legal modifications, recommendations and best business practices, which could have a significant influence for the Telefónica Group in matters of sustainability and reputation.

6) To analyse, report and propose to the Board of Directors the principles to which the Group's Sponsorship and Patronage policy must conform, monitoring the same, as well as individually approving those sponsorships or patronages whose amount or importance exceeds the threshold set by the Board and must be approved by the latter.

7) To analyse, promote and supervise Telefónica Group's sustainability objectives, action plans and practices in the environmental and social areas, including aspects such as ethical behaviour, human rights, the environment and climate change, responsible management of the supply chain, digital trust and the responsible use of technology, talent and diversity, sustainable customer responsibility, ethical and sustainable products and services and inclusive connectivity, as well as other issues identified as risks

or opportunities for the Company in terms of sustainability and monitor compliance with sustainability, environmental and social best practices through, among others, quality indices, ESG, reputation measurement and sustainability indices, making recommendations where necessary to improve the Telefónica Group's management in these fields.

8) To ensure that the corporate culture is aligned with its purpose and values with transparency towards its stakeholders.

9) To report to the Audit and Control Committee on sustainability risks and on the process of preparation, presentation and integrity of sustainability information (or non-financial information) in accordance with international reference standards.

10) In relation to the non-financial indicators in the area of sustainability of the variable remuneration of Directors and Senior Executives, be aware of and inform the Nominating, Compensation and Corporate Governance Committee of these indicators, in order to facilitate their better contribution to the business strategy of sustainability and to the long-term interests of the Company and the Group in this area.

11) Any other matters related to the fields within its competence that are requested by the Board of Directors or its Chairman.

In relation to these functions, and regarding sustainability issues, Telefónica wants to be a relevant player in the communities in which it operates, internalizing in its strategy and way of operating the impacts of its activities on society and the environment. Its purpose, in this area, is to make the world more human, connecting lives, which implies that it is always aware of how it can contribute to generate a positive impact through its products and services, taking great care to minimize any negative impact that its activities may cause. It is about being an ethical and responsible company, and Telefónica's strategy and governance reflect this concern.

The Group's Responsible Business Principles and Responsible Business Plan respectively form the ethical framework and roadmap for sustainability, and both are approved by the Board of Directors, as well as the Group's most relevant policies in this area (see sustainability policies in Governance and Culture of Sustainability chapter and in the governance subsection of each of the chapters on the main sustainability topics). Furthermore, the Sustainability and Regulation Committee supervises the implementation of the Responsible Business Plan at its monthly meetings.

The Group's Responsible Business Plan details objectives and projects related to the Company's sustainability management, including, among others, respect for Human Rights, customer responsibility, privacy commitments, freedom of expression and information, security, ethical management of artificial intelligence, responsible management of technology, sustainable management of

the supply chain, climate change and environmental strategy, promotion of diversity, safety and well-being of our employees, as well as a business strategy focused on generating products and services that contribute to addressing society's major social and environmental challenges (sustainable innovation).

Some of the most relevant objectives of the Responsible Business Plan are considered in determining the variable compensation of the Company's employees.

The full details of the sustainability governance structure can be found in chapter 2.16. Governance and culture of sustainability.

<u>Most important activities during the fiscal year and fulfillment of duties.</u>

As mentioned above, the Sustainability and Regulation Committee was created on December 13, 2023 and therefore no meetings of this Committee were held during the 2023 financial year. However, there were previously two Committees, the Sustainability and Quality Committee and the Regulation and Institutional Affairs Committee. In this regard, the most important actions of each Committee are outlined below:

(i) Sustainability and Quality Committee: Throughout the 11 meetings held during the financial year 2023, the Committee has analyzed the quality indexes for the principal services provided by the companies within the Telefónica Group, evaluated the main Customer Experience indicators given to customers by those companies, and has analyzed the Corporate Social Reputation of the Telefónica Group, including the most relevant issues in terms of Sustainability (ethical behavior, sustainable finances, the supply chain, privacy and cibersecurity, risk on Sustainability (ESG), talent and diversity management, human rights, the environment and climate change), including Responsible Business Plans in the Global Sustainability (ESG) Office and the Statement of Non-Financial Information (Sustainability Information).

(ii) Regulation and Institutional Affairs Committee: Throughout the 11 meetings held during the financial year 2023, the Committee has analysed and reported, among others, on the following issues:

• The most relevant regulatory matters for the Telefónica Group, reflected in the Regulatory Agenda, at global level, by region (Europe and Latin America) and by country. The most significant developments in relation to the most important matters in the Regulatory Agenda are updated at each meeting, as well as the specific documents or reports submitted to the Commission when the matter or its situation so advises.

• Update on regulatory approvals of corporate transactions.

• Ongoing monitoring of the Sponsorship and Patronage Policy and the sponsorship proposals presented by the Global Sponsorship Department of Telefónica, S.A.

• The Telefónica Group's most significant institutional milestones in terms of Institutional Relations.

Evaluation of the Board and of its Committees

Once a year, all of the Company's Directors evaluate the performance of the Board of Directors of Telefónica, S.A., of its Committees and of the General Shareholders' Meeting. Furthermore, every three years such evaluation is carried out with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. The assessments for the 2021 and 2022 financial years were carried out internally by the Company, without the support of an external advisor. For the evaluation for the financial year 2023, the Board of Directors, on the proposal of the Nominating, Compensation and Corporate Governance Committee, was supported by the Consulting Firm Egon Zehnder as external advisor.

This evaluation process consisted of the completion by each of the Directors of the corresponding evaluation questionnaires, as well as individual interviews conducted by the aforementioned Consulting Firm with each of them in order to assess and ascertain the opinions of the Directors on the issues and aspects that were the object of the evaluation.

The aforementioned questionnaires contained a wide range of questions grouped under the following five headings: i) Structure and composition of the Board of Directors; ii) Function of the Board of Directors; iii) Rights and obligations of the Directors, expressly including the adequacy of the performance and contribution of the Directors on the Board of Directors; iv) Committees of the Board of Directors, expressly including the function of each Committee, and performance of their Chairmans and v) Shareholders and Stakeholders.

Once this process was completed, the Egon Zehnder Consultancy issued the corresponding Report on the results, which was submitted to the Nominating, Compensation and Corporate Governance Committee for review and analysis. Then the Nominating, Compensation and Corporate Governance Committee, at its meeting held on February 20, 2024, reviewed and analysed the results of this evaluation, concluding that the Directors had expressed a high degree of satisfaction, in general terms, with the functioning of the Board of Directors and its Committees, pointing out aspects that could be optimised. Likewise, the aforementioned Report on the results of the 2023 evaluation was presented by the Egon Zehnder Consulting Firm itself to the Board of Directors of the Company at its meeting held on February 21, 2024 and made available to all Directors.

Hence, after a detailed examination and analysis of the results achieved, the Board of Directors of the Company, at the proposal of the Nominating, Remunerations and Corporate Governance Committee, established an Action Plan for the implementation of the the suggestions and recommendations deemed appropriate, in order to optimise

the functioning of the Company's corporate governance system.

Specifically, certain areas for improvement were identified in relation to the functioning of the Board of Directors' and the Board Committees, in order to: (i) include in the agendas of the meetings, when deemed appropriate, more business-related matters (commercial aspects, clients, risks, innovation, technology, etc.); and (ii) continue working to try to provide the materials of the meeting with greater and sufficient advance notice to allow informed debates, preserving confidentiality.

On the other hand, with regard to the General Shareholders' Meeting,the Company will continue working on the implementation of the most appropriate means and actions for the optimal development of the Meeting.

Finally, with regard to training, all members of the Board of Directors will continue to be offered training and refresher programmes on an ongoing basis on those aspects that are of particular importance for the performance of their duties.

Furthermore, it should be noted that the Egon Zehnder Consulting Company has maintained business relationships during the financial year 2023 for a total amount of 187,687 euros for the performance of other work for Telefónica Group companies.

4.4.2. Management Team



EDUARDO NAVARRO
Chief Corporate Affairs &
Sustainability Officer

MARÍA GARCÍA LEGAZ
Chief of Staff

MARTA MACHICOT
Chief People Officer

JOSÉ MARÍA ÁLVAREZ-PALLETE
Chairman & CEO

PABLO DE CARVAJAL
General Counsel
& Regulatory Affairs

LAURA ABASOLO
Chief Financial and Control
Officer & Chair T.HispAm

MARK EVANS
Chief Strategy &
Development Officer

ÁNGEL VILÁ
Chief Operating
Officer (COO)

ENRIQUE BLANCO
Chief Technology &
Information Officer (CTIO)

CHEMA ALONSO
Chief Digital
Officer

CHRISTIAN GEBARA
CEO Telefónica Brazil

EMILIO GAYO RODRÍGUEZ
CEO Telefónica Spain

MARKUS HAAS
CEO Telefónica Germany

GUILLERMO ANSALDO
CEO Telefónica Infra

JOSÉ CERDÁN
Chief B. Solutions Officer
& CEO Telefónica Tech

LUTZ SCHÜLER
CEO Virgin Media O2
(50/50 Joint Venture)

Telefónica

ALFONSO GÓMEZ PALACIO
CEO Telefónica Hispam

4.5. Transactions with Related Parties and Conflicts of Interest

4.5.1. Transactions with Related Parties

- **The procedure for approval of related-party and intragroup transactions**

As mentioned above, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the company's Board of Directors' Regulations which basically consists of adapting them to the novelties of Law 5/2021 of April 12, which amends the revised text of the Capital Companies Act and other financial regulations with regard to the promotion of long-term shareholder involvement in listed companies (Law 5/2021). Specifically, the Board of Directors' Regulations were adapted to the amendments introduced by Law 5/2021 to the regime of related-party transactions applicable to listed companies.

Likewise, the Board of Directors, at its aforementioned meeting held on June 29 and 30, 2021, approved, in coordination with the aforementioned amendment of the Board of Directors' Regulations, to partially amend the Regulations of the Audit and Control Committee, in order to incorporate the changes introduced in the Board of Directors' Regulations.

Following the aforementioned amendment, Article 5.4 of the Board of Directors' Regulations includes the following non-delegable powers of the Board, among others:

The approval, subject to a report from the Audit and Control Committee, of related-party transactions under the terms established in Article 37 of these Regulations, unless its approval corresponds to the General Meeting.

The Company's Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied en masse to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In this regard, and in accordance with the provisions of article 29.f) of the Board of Directors' Regulations:

No Director may directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association, and in these Regulations.

Article 37 of the Board of Directors' Regulations establishes the following with regard to the regime on related-party transactions:

1. *The Board of Directors, subject to a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with directors, shareholders holding 10% or more of the voting rights or represented on the company's Board of Directors, or any other persons who should be considered related parties under the terms of the law, provided that, under current legislation, they are considered to be related party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided for in the law and in Article 5.4 of these Regulations.*

2. *In relation to the adoption of the motion to approve related-party transactions whose competence corresponds to the Board of Directors and has not been delegated, the Director involved or the Director representing or related to the shareholder involved must abstain from participating in the deliberation and voting in accordance with the provisions of the law.*

3. *In the event that the Board of Directors delegates the approval of related-party transactions in accordance with the provisions of the law and Article 5.4 of these Regulations, the Board of Directors itself shall establish an internal procedure of information and periodic control in relation thereto, in which the Audit and Control Committee shall intervene, in order to verify the fairness and transparency of these transactions and, where appropriate, compliance with the applicable legal criteria. The approval of such transactions shall not require a prior report from the Audit and Control Committee.*

4. *In relation to related-party transactions whose approval depends on the General Meeting, the proposed motion for approval adopted by the Board of Directors shall be submitted to the General Meeting with an indication as to whether it has been approved by the Board of Directors with or without the majority of the independent Directors voting against.*

Likewise, Article 4, section xiv) of the current Regulations of the Audit and Control Committee establishes, among the competencies of this Committee, the following:

Report on related party transactions to be approved by the General Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated by the Board of Directors, as the case may be.

In relation to the above, and within the framework of the aforementioned regulation, the Board of Directors of the Company, at its meeting held on June 29 and 30, 2021, following a favourable report from the Audit and Control Committee, moved to establish a generic delegation for the approval of all related-party transactions that are so allowed, that is:

a. Intra-group transactions (companies subject to a potential conflict of interest) that are carried out in the ordinary course of business and on an arm's length basis; and

b. Transactions which are concluded under contracts whose standardised conditions are applied *en masse* to a large number of customers, made at general prices or rates, and whose amount does not exceed 0.5% of the company's net turnover.

Such delegation was made to the bodies or persons who, in accordance with the general powers of attorney in force at any given moment and the internal contracting regulations of Telefónica, S.A. and the other applicable companies in its group, and in accordance with the functions they perform within the Telefónica Group (such as financing, telecommunications services and all those derived from the ordinary business of the group), have the powers to carry out such delegation.

The approval of the related-party transactions referred to in the aforementioned delegation motion of the Board of Directors, does not require a prior report from the Audit and Control Committee, although such transactions must be reported half-yearly to the Audit and Control Committee and the Board of Directors in order to verify the fairness and transparency of such transactions and, where appropriate, compliance with the applicable legal criteria.

During fiscal year 2023 neither Telefónica, S.A. nor any company in its Group has carried out transactions with any member of the Board of Directors or with any member of senior management other than those derived from the Group's ordinary business or traffic, except as

indicated in the following paragraph in respect of transactions with parties related to Directors.

Notwithstanding the above, the significant and relevant transactions carried out by companies of the Telefónica Group with related parties are included in Note 11 (Related Parties) and in Note 10 (Associates and joint ventures) of the Consolidated Annual Accounts of Telefónica, S.A. of Telefónica, S.A. corresponding to fiscal year 2023, as in Section D of the Statistical Annex of the Annual Corporate Governance Report.

4.5.2. Conflicts of Interest GRI 2-15

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, Senior Executives or significant Shareholders:

• With respect to Directors, Article 29 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

It is also established that Directors may not directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association and in the Regulations of the Board of Directors (regime described in section 4.5.1. above).

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the

Company's interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

- With regard to significant shareholders, Article 37 of the Board Regulations establishes that the Board of Directors, following a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with shareholders holding 10% or more of the voting rights or represented on the Company's Board of Directors, provided that, under current legislation, they are considered to be related-party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided by law and in Article 5.4 of the Company's Board of Directors' Regulations, as described in section 4.5.1 above.

- With respect to Senior Executives, the Internal Code of Conduct for Securities Markets Issues, updated on May 6, 2020, sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

  In accordance with that established in this Regulation, the People with Management Responsibilities, their Administrative Personnel and the managers or employees of Telefónica Group who have Privileged Information, or participate or have access to or knowledge of a Confidential Operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company aware of these situations, by means of the computer system established by Telefónica for this purpose, as soon as possible, that would potentially entail the manifestation of conflicts of interest because of its activities outside the Telefónica Group, its family relationships, its personal assets or any other reason with: (a) financial intermediaries operating with the Group Telefónica; (b) professional or institutional investors who have a significant relationship with the Group Telefónica; (c) suppliers of significant

equipment or material; or (d) professional service providers or External Advisors.

Telefónica, S.A. is the only company of the Telefónica Group that is listed in Spain, so it is not necessary to have defined the specific mechanisms that would be applied to resolve possible conflicts of interest with subsidiaries listed in Spain.

Based on the information provided above, it is also noted that Telefónica, S.A. is not controlled by another entity within the meaning of Article 42 of the Commercial Code.

4.6. Risk Control and Management Systems

See 3 ("Risks") of the 2023 Consolidated Management Report of Telefónica, S.A.

4.7. Internal Risk Control and Management Systems in relation to the Financial Information System (ICFR)

4.7.1. Control Environment

Responsible bodies and/or functions of: (i) the existence and maintenance of a suitable and effective ICFR; (ii) its deployment; and (iii) its supervision.

The Board of Directors is, in accordance with Laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company's businesses.

Telefónica's Board of Directors is ultimately responsible for the supervision of the Company's internal information and control systems, including the Internal Control System for Financial Information (ICFR) or Financial Reporting, indiscriminately.

The Bylaws and the Regulation of the Board of Directors of the Company state that the primary duty of the Audit and Control Committee of Telefónica, S.A. is supporting the Board of Directors in its supervisory functions. Its competencies include, among others, the following ones:

i. Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the auditor regarding the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii. To supervise the internal audit, ensuring the proper functioning of the information and internal control systems which will functionally report to the Chairman of the Audit and Control Committee, and in particular:

    a. Ensure the independence and effectiveness of the internal audit function;

    b. Propose the selection, appointment and removal of the head of the Internal Audit service;

    c. Propose the budget for that service;

    d. Approve the guidelines and the annual work plan, ensuring that its activity is mainly focused on relevant risks (including reputational risks);

    e. Review the annual activity report;

    f. Receive periodic information on its activities, the execution of the annual work plan, including possible incidents and limitations as and when they occur in its development as well as on the results and monitoring of its recommendations; and

    g. Verify that senior management takes into account the conclusions and recommendations of its reports.

iii. Supervise and evaluate the process of preparation, presentation and completeness of the mandatory financial information regarding the Company and the Group, and submit recommendations and proposals to the Board of Directors aimed at safeguarding integrity. In relation to this, it is responsible for supervising:

a. The correct design and operation of the controls on the breakdown and the procedures of the process for preparing the financial information, revealing any material information regarding that reporting process of the Group.

b. The environment of internal control over the financial reporting, with the objective of providing, faced with third parties, reasonable assurance regarding the reliability in the process for reporting and preparing the financial information according to accounting standards.

c. Any significant change that affects the internal control system of the financial reporting process in a material way, and which has occurred during the annual assessment period.

d. Compliance with regulatory requirements, adequate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, giving account to the Board of Directors.

iv. Supervise and evaluate the process of preparation, presentation and integrity of the mandatory financial and non-financial information of the Company and the Group and to present recommendations and proposals to the Board of Directors with the intention of safeguarding its integrity. In this regard, it will review compliance with the regulatory standards, the appropriate delimitation of the scope of consolidation, reporting to the Board of Directors.

v. Ensure that the annual accounts presented by the Board of Directors to the General Shareholders' Meeting are prepared in accordance with accounting standards. Notwithstanding the foregoing, in cases in which the Auditor has included any exceptions in its audit report, the Chairman of the Audit and Control Committee shall clearly explain the Committee's opinion on its content and scope at the General Meeting. Similarly, a summary of this opinion will also be made available to shareholders at the time of the publication of the call of the General Meeting.

vi. Supervise the effectiveness of the Company's internal control, in particular, ensuring that the policies and systems established in the field of internal control are effectively implemented in practice, as well as the internal audit and the financial and non-financial risk management and control systems relating to the Company and the Group (including operational, technological, legal, social, environmental, political, reputational or corruption-related risks); as well as discuss with the Account Auditor the significant design, material and operating weaknesses of the controls over financial information reporting detected in the development of the audit, and do all of this without breaking their independence. For those purposes, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. With regard to this, the Board of Directors is responsible for proposing the Policy on Risk Control and Management, which will identify or determine, at least:

a. The various types of financial (including contingent liabilities and any other off-balance sheet risks) and non-financial risks (including operational, technological, legal, social, environmental, political and reputational risks, including those related to corruption) faced by the Company.

b. A risk control and management model based on various levels, which will include a specialized risk committee where sectoral rules so provide for it or where the Company deems it appropriate.

c. Setting of the risk level which the Company considers acceptable.

d. he planned measures for mitigating the impact of the identified risks should they materialize; and

e. The internal control and reporting systems to be employed to control and manage those risks, including contingent liabilities and any other off-balance sheet risks.

vii. Supervise the risk management and control the department, which will perform the following duties:

a. Ensure the proper functioning of risk control and management systems and, in particular, that all significant risks affecting the Company are appropriately identified, managed and quantified.

b. Actively participate in the development of the risk strategy and in major risk-management decisions; and

c. To ensure that the risk control and management systems adequately mitigate the risks within the framework of the policy defined by the Board of Directors.

viii. Establish and supervise a mechanism that allows employees and other people related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors to communicate, confidentially and anonymously, any potentially important irregularities, including financial and accounting ones, or of any other nature, related to the Company, that they may notice within the Company or its Group, whilst respecting the rights of the whistle-blower as well as of the person being reported.

ix. Establish and maintain the opportune relations with the Account Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Committee, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications expected in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive

annually from the Account Auditor the declaration of its independence in relation to the Company or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

x. On an annual basis, prior to the issuance of the account audit report, issue a report expressing an opinion on whether the Account Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the rendering of each and every one of the additional services referred to in point vi above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the account audit.

xi. To preserve the independence of the Accounts Auditor in the performance of their duties and, in this regard: (a) in the event of the Accounts Auditor resigning, to examine the circumstances that may have led do it; (b) to ensure that the remuneration of the Auditor for their work does not compromise their quality or independence; (c) to supervise that the Company notifies the change of auditor through the National Securities Market Commission and accompanies it with a statement on any possible existence of disagreements with the outgoing auditor and, if so, to disclose the details; (d) to ensure that the Auditor holds an annual meeting with the Board of Directors in order to report it on the work performed and on the evolution of the Company's accounting and risk situation; and (e) ensure that the Company and the Auditor comply with current regulations on the provision of non-audit services, the limits on the concentration of the auditor's business and, in general, other regulations on auditor independence.

xii. Analyze and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

xiii. Inform, in advance, the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:

    a. The financial information that the Company must periodically publish;

    b. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens.

xiv. Report the related operations to be approved by the General Shareholders' Meeting or the Board of Directors and supervise the internal procedure established by the Company for those whose approval has been delegated by the Board of Directors.

xv. Supervise the application of the general policy relating to the communication of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, voting members and other stakeholders, monitoring the way in which the Company communicates and relates to small and medium-sized shareholders, in all aspects which fall within the responsibilities of the Audit and Control Committee.

xvi. Exercise, with regard to companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

As mentioned above, it is established that the Accounts Auditor will hold an annual meeting with the full Board of Directors to inform them about the work conducted and the evolution of the accounting and risk situation of the Company, generally coinciding with the date on which the Board of Directors prepares the Annual Financial Statements.

The provisions above are understood without prejudice to the regulations governing the audit of accounts.

According to the Regulation of the Board of Directors, the periodicity of the sessions of the Audit and Control Committee must be, at least, quarterly. 13 sessions have been held this year.

All areas and functional units of the Telefónica Group are relevant to the internal control over financial information (ICFR), with the Finance and Control area being a key piece, as responsible for the preparation, maintenance and updating of the different procedures that include its own operations, in which the tasks carried out are identified, as well as those responsible for their execution.

In order to perform its supervisory duties, the Audit and Control Committee has the support of the entire Company Management, including Internal Audit, which functionally depends on this Committee and sets up as an independent area in the management of the Company, which supports the Audit and Control Committee in its competencies on assurance, risk management, and the internal control system, applying a systematic and disciplined approach by the following main lines of action:

- Review of the Internal Regulation of the Telefónica Group, from an analysis point of view of the correct design of general controls at the entity level;

- Coordination and supervision of the Risk Management System;

- Specific reviews or audits on the Company processes. Among these activities, the following, at least, are included:

  a. Assessment on the internal control over financial reporting, required by the Sarbanes-Oxley Act of 2002, to companies listed in the United States of America which also serves to cover the assessment on the System for the Internal Control over financial reporting (ICFR) for companies listed in Spain, with a reasonable assurance approach.

  b. Audits on the efficiency and effectiveness of the design and execution of the controls in processes, including the preparation and reporting of non-financial and sustainability information; and

  c. Other audits on specific risks, including Public Interest Entities, and compliance reviews across the Telefónica Group based on the periodicity established in the annual Internal Audit plans.

- Assessment of the internal control environment through specific audits on the applications and technological infrastructures used in product and service deployment for both internal and external clients. With the focus on the governance model, both in the deployment of new technologies: and new regulatory requirements, all with potential impact on cybersecurity and data protection risks, as well as on network and system security, cybersecurity and privacy;

- Continuous audit activities;

- Audit procedures on fraud aspects to evaluate their impacts on the design or operation of internal control;

- Perform other specific audits or reviews, of interest for the Board of Directors or the Management of the Company.

The internal control supervision system is complemented by the functions assigned to the Compliance area. This area, which is also configured as an independent area of the company's management and reports to the Audit and Control Committee, is responsible for developing the Company's Compliance Program, including prevention, reaction and response functions and, likewise, the competent area to perform the following functions:

- Coordination and review of the consistency of the internal Regulatory Framework of the Telefónica Group, encouraging the development and supervision of

standards to strengthen internal control, and promoting, in turn, actions that favor the updating and communication of these in accordance with what is established on the Regulation for the preparation and organization of the regulatory framework of Telefónica.

- Supervision of controls on fund outflows [5].

- Responsibility for the "Internal Information System", including investigations derived from the information incorporated into this System; and, carrying out investigations when there are sufficient reasons or indications to conclude that a potential infringement could have been committed.

Departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient procedures so this structure is communicated effectively throughout the Company, especially with regard to the process of preparing financial information.

People area carries out the deployment of the organizational structure in the respective fields within the framework of the decisions taken by the Board of Directors of the Company.

The financial-accounting information system in the Telefónica Group is regulated through several manuals, instructions and internal rules and regulations, internally available on the Intranet, the most noteworthy of which are the following:

- **Corporate Regulation on the Recording, Communication and Control of Financial and Sustainability Information of the Telefónica Group**, which sets out the general principles of the Financial-Accounting Information System and of the Sustainability Information System of the Group, as well as considers periodic information requirements of the Company, including control processes and systems for both financial and sustainability information, as well as the mechanisms for the periodic evaluation or verification of the operation of these processes and systems.

- **Manual of Accounting Policies**, which includes the accounting standards applicable to the reporting of the companies of the Telefónica Group for the preparation of the consolidated financial information. The Manual of Accounting Policies is based on IFRS (International Financial Reporting Standards), specifically, on the set of regulations and interpretations in force published by the IASB at all times.

- **Reporting instructions**, which establish the procedures and calendar to be followed by all the companies of the Telefónica Group in the reporting of

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[5] In the case of Telefónica Brazil, the supervision of controls over the outflow of funds is carried out by the Finance area.

the financial-accounting information and the external audit in order to comply with the legal and informational obligations of the Telefónica Group, including aspects of the internal control evaluation on the Group's financial report, both from Internal Auditing and the Accounts Auditor. Similarly, specific reporting instructions are devised for companies in which the Telefónica Group participates by means of a joint management agreement (joint ventures and operations) and for the main companies over which it has significant influence.

- **Manual for Completing the Consolidation Reporting of the Telefónica Group**, which is updated, at least, annually and establishes specific instructions to fill in the reporting forms necessary for the preparation of consolidated annual accounts and interim consolidated financial information.

- **Annual calendar of financial-accounting information**, applicable to all Telefónica Group companies to establish the monthly deadlines for reporting the financial-accounting information.

- **Corporate Accounting Plan ("PCC")**, which includes the list of accounts, their content, and the corresponding accounting movements. The PCC intends to homogenize the sources of financial information included in the accounting of the companies of the Telefónica Group.

- **Corporate Regulation on Intragroup Operations**, mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the mandatory compliance criteria with regard to the accounting recording and payment of transactions between companies in the Group.

Code of conduct, approving body, dissemination and instruction degree, included principles and values (stating whether there are specific mentions to the recording of operations and the preparation of financial information), body in charge of analyzing non-compliance and proposing corrective or disciplinary actions.

With regards to the Code of Conduct, the Board of Directors of Telefónica approved the Business Principles, that are applied in a homogeneous manner in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors) and they include commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.

The Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to foster the trust relationship that Telefónica wants to have with its groups of interest.

Regarding the financial information, the following principles are set:

- Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are aware of the importance for all our groups of interest to share true, complete, timely and clear information in the reports registered with the relevant Supervising Bodies of the Securities Markets, as well as in other public communications of the Company.

- Privileged Information: we abstain from using, in our own profit or that of third parties, any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Securities Markets in all the actions related to these markets.

The Business Principles are available for all employees at the Intranet, there are procedures to update, monitor adherence to and disseminate these Business Principles in the Telefónica Group. Likewise, training programs are also periodically established to ensure employees are aware of these principles. In the case of new employees, in addition to providing them the Responsible Business Principle as part of the documentation provided in the onboarding process, they are offered specific training on the subject to do within a maximum of 3 months from their joining the company.

In this regard, Telefónica has a Corporate Policy on the Comprehensive Discipline Program that aims to define the basic principles of the Group's disciplinary system and that provides that all employees must receive a homogeneous, objective, proportional and non-arbitrary treatment, without prejudice to and with absolute respect for the legislation and other regulations that are applicable in each case to the Group companies in the different countries in which it operates.

Likewise, the Global Sustainability (ESG) Office, in collaboration with the Areas of General Secretariat, Legal Services, People Area, Internal Audit, Purchasing and Supply Chain Management (SCM), Compliance, Security, Global Consumer, Strategy, Finance, Communication, Data & Analytics, Privacy, Technology and Information, Fundación Telefónica, Telefónica Tech and Telefónica Infra, they monitor the Responsible Business Plan approved by the Board of Directors, reporting to the Executive Committee and the Sustainability and Regulation Commission, through the head of Sustainability. This same operation also applies to the exercise of the following responsibilities:

- Ensure that Telefónica develops its business in an ethical and responsible manner, proposing initiatives and measures that contribute to compliance with the Group's Responsible Business Principles.

- Analyze any aspect that could pose a risk to compliance with the Responsible Business Principles or the associated policies.

- Promote a proactive relationship strategy with interest groups (customers, investors, suppliers, and employees, among others).

- Coordinate and align the preparation, monitoring and supervision of the different sustainability projects.

- Monitor the objectives related to the different sustainability topics: customer responsibility, privacy, security, diversity, inclusion and employee well-being, respect for human rights and due diligence, responsible supply chain, climate change and energy, circular economy, sustainable products and services, compliance and management of the whistle-blowing channel, among others.

On a different issue, in case of being aware of any conduct which contravenes what is established by the Law, by the Business Principles or by other valid internal regulations, after proper analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labor legislation, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Telefónica also has an "Internal Code of Conduct" for matters relating to Securities Markets, which sets out the general guidelines and principles of conduct to be followed by persons affected by securities and financial instrument operations issued by the Company or its subsidiary Companies.

Similarly, and as detailed below, Telefónica has a Whistle-blowing Channel.

Whistle-blowing Channel, which enables to inform the Audit and Control Committee about any irregularities of a financial and accounting nature, as well as eventual breaches of the code of conduct and irregular activities in the organization, informing, where applicable, about a confidential nature.

As specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, the Audit and Control Committee´s competencies include, among others: "establishing and supervising a mechanism that allows employees and other people related to the Company, such as Board Members, shareholders, suppliers, contractors or subcontractors to communicate, in a confidential and anonymous manner, respecting the rights of the whistle-blower and the reported party, irregularities of potential significance, including financial and accounting ones, or of any other nature, related to the Company, detected within the Company or its Group."

The Telefónica Group has an Internal Information System, which includes: (1) the Whistle-blowing Channel, adapted to Law 2/2023, of February 20, regulating the protection of people who report regulatory and combat infractions against corruption that is governed by the Internal Information System Management Policy; and (2) Procedure approved by the Board of Directors of Telefónica in June 2023.

The Whistleblowing Channel is the preferred mechanism that Telefónica makes available to all employees, directors and Board Members of the Group Companies as well as third parties related to them and, in particular, suppliers and contractors, shareholders, volunteers, interns and workers in training periods so that they can communicate any information related to any company in the Group and that may involve: (i) any possible irregularity, or act contrary to the Responsible Business Principles or any other applicable internal regulations; (ii) any eventual irregularity referring to accounting matters, issues related to auditing and/or aspects related to the internal control over financial reporting, to which the Sarbanes-Oxley Act of the United States of America and other applicable regulations to these matters are referred; or (iii) any possible irregularity or act contrary to the law, including those conducts that may constitute a serious or very serious criminal or administrative infraction, as well as a violation of European Union law, in relation to the activities subject to this regulation.

The Board of Directors of Telefónica has entrusted the management of its Internal Information System to the Chief Compliance Officer, who, in his capacity as responsible for the System, carries out his functions autonomously and independently and has the personal and material resources to do so. The Chief Compliance Officer periodically informs the Telefónica Audit and Control Committee of the activity related to the Whistle-blowing Channel. Additionally, in listed companies, their Audit and Control Committee will receive complaints regarding matters related to accounting aspects, to audit issues, to internal controls over financial information and / or all those issues related to in the Sarbanes-Oxley Act, including any fraud, material or not, that affects the Management, and that affects any company in the Group, as well as the result, in these cases, of the management derived from the investigation, or audit, if applicable.

In every investigation, the confidentiality of the data provided through the Internal Information System and the rights to privacy, honor, and the presumption of innocence of the people investigated will be guaranteed to the whistle-blowers. The whistle-blower who wishes to remain anonymous may do so. In this case, the anonymous communications or whistle-blows received will be treated respecting the guarantees established in the Internal Information System Management Policy and Procedure. Any action aimed at preventing an employee from making a communication or whistle-blow will be sanctioned in

accordance with the applicable labor and disciplinary regime.

Periodic training and updating courses for personnel involved in the preparation and review of financial information, as well as ICFR assessment, which cover, at least, accounting rules, auditing, internal control and risk management.

The Consolidation and Accounting Polices Area develops specific training actions, as well as updating seminars addressed to all personnel in the financial areas and other affected areas of the Group (Tax, M&A, etc.), with the aim of making known those changes which, from an accounting and financial point of view, are relevant for the preparation of the consolidated financial information.

This Area also publishes updated Information Bulletins on IFRS (International Financial Reporting Standards) where to present a summary of the main changes in accounting matters, as well as clarifications on various applicable aspects that may arise in this matter.

The Telefónica Group has also a training platform included in the corporate People area management tool, which includes both a Finance School, with specific knowledge and updating programs in financial information matters and an internal control training program that includes training related to auditing, internal control and risk management.

In addition, it should be noted that, based on the relevance of any new accounting developments, the staff of the departments involved in financial reporting attend (when possible and/or necessary) technical sessions given by external companies, related to the main developments in accounting.

Finally, the Group offers the Corporate University "Universitas Telefónica" with the objective of contributing to the Group's progress through the ongoing development of its professionals. All the programs in the training offer of the University of Telefónica are based on the development of the corporate culture, the business strategy and management and leadership competences.

4.7.2. Risk Assessment of Financial Information

Main characteristics of the risk identification process, including those related to error or fraud.

The ICFR was developed by the Group in accordance with international internal control standards established by COSO (Committee of Sponsoring Organizations, of the Treadway Commission), in its Internal Control – Integrated Framework report, which establishes five components in which the effectiveness and efficiency of internal control systems should be based:

- Establish an effective internal control environment, emphasizing organizational culture, integrity and ethical values.

- Assess the risks that an entity could incur in compiling its financial information.

- Design and implement the necessary controls to mitigate the risks identified, ensuring that actions are aligned with the financial reporting objectives of the Organisation.

- Establish the appropriate information and communication circuits to support effective decision making and control processes, including those related to the detection and communication of system weaknesses or inefficiencies.

- Monitor said controls to ensure their effective design and operability, as well as the validity of their effectiveness over time.

Given the width of the universe of processes with impact on financial reporting at the Telefónica Group, a model has been developed to select the most relevant processes based both on risk assessment and materiality, the so-called Scope Definition Model, and which is a part of the Audit Methodology on the Internal Control over Financial Information (ICFR) System of the Telefónica Group. This model, based both in the principle of relative importance and the assessment of risks related to financing reporting at Group level, is applied to the financial information reported by subsidiaries multi-group and associate companies. The model selects the significant accounts, so that the evaluation of ICFR of the Group can be upholded. Subsequently, identifies the relevant processes which generate the financial information for these epigraphs or accounts.

Once the relevant processes have been identified, an understanding is made on those processes that have a more relevant impact on significant accounts, to review, in the first instance, the effectiveness of the design, and in a second phase, the operating of the key controls which address the main associated risks or "objectives of financial information" (also named financial premises).Given that the internal control evaluation the Group's financial reporting is performed as of the closing date of each year, during the year the corresponding activities are carried out to contrast the initial results obtained through the Scope Definition Model.

The aforementioned procedure for identifying and reviewing the key controls covers the objectives of the financial information (also named financial premises) of accuracy, valuation, completeness, cut-off of operations, existence / occurrence, presentation, breakdown, and rights and obligations. This identification of the key controls, aimed at addressing the aforementioned financial premises of the significant accounts and relevant processes in scope, is carried out annually, verifying that no event has taken place so as to determine a modification of this as at the year-end date.

With regard to the process for identifying the company perimeter, the Finance and Control Office carries out, in a periodic manner, an update on its consolidation perimeter, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

As previously mentioned, Telefónica constantly monitors the most significant risks that could affect the main companies that make up its Group. For that purpose the Company has a Risk Management Model based on COSO (Committee of Sponsoring Organizations of the Treadway Commission). It is implemented in a homogeneous manner in the main operations of the Group, so that the persons responsible for the Company, in their field of action, carry out a timely identification, assessment, response and monitoring of the main risks. Telefónica's risk management, including those related to financial information, is integrated into the planning process and is aligned with the Company's strategy, in line with the requirements of COSO ERM 2017, "Enterprise Risk Management - Integrating with Strategy and Performance".

The Board of Directors of the Company, through the Audit and Control Committee, is the entity's governing body that supervises the process, as defined in Article 22 of the Regulation of the Board of Directors of Telefónica.

4.7.3. Control Activities

Procedures for reviewing and authorizing the financial information and the description of the ICFR, to be disclosed in the securities market, indicating those responsible, as well as the documents describing the flow of activities and controls (including those related to fraud risk) of different types of transactions that may materially affect the financial statements, including the accounts closing procedure and specific review of relevant value judgements, estimates, valuations and projections.

The Board of Directors of Telefónica, S.A. approved, on March 29, 2023, an update of the "Regulations Governing Disclosure and Reporting to the Markets" (RCIM) to reflect, among other issues, the treatment of non-financial information and information on sustainability for the purposes of Communication and Information to the Markets. This regulation regulates the basic principles of functioning of the financial disclosure control processes and systems for reporting economic-financial and sustainability information and any other information that the Company considers necessary to publish, through which to aim at guaranteeing that the Company's relevant or privileged information is known by the markets, investors and other stakeholders, thus maximizing the disclosure and quality of this information, and ensuring that the mechanisms required to perform regular evaluations of the functioning of these processes and systems are established.

In addition, on a quarterly basis, the Consolidation and Accounting Polices Department (which forms part of the Finance and Control Department) of Telefónica submits to the Audit and Control Committee the periodic financial information, highlighting the main events occurred and the accounting criteria applied in its preparation, clarifying those aspects of major importance occurred during the period.

Likewise, the Telefónica Group has documented economic-financial processes in place which enable that the criteria for preparing financial information are common, both in the companies of the Group and in those activities that are outsourced, if any.

Likewise, the Company follows documented procedures for preparing the consolidated financial information, so that the persons responsible for the different areas involved verify this information.

Additionally, in accordance with internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of the companies of the Group must submit to the Consolidation and Accounting Policies Office an annual certificate stating to have reviewed the financial information presented, stating that the financial statements submitted represent faithfully, in all their relevant aspects, the financial situation, results and liquidity situation, and, additionally, that there are not known significant risks to the business or unhedged risks which might have a significant incidence on the equity and financial position.

In relation to the accounting closing procedure, the Consolidation and Accounting Polices Office issues the reporting and external audit instructions (in the case of external audits, for the purposes of information of schedules and reports to be issued) aligned with the internal control assessment approach over the the financial reporting of Internal Audit; which includes the content, procedures and schedule to be followed by the departments and companies of the Telefónica Group as well as investee entities through joint control agreements (joint ventures and operations) or material entities over which it exercises significant influence and through its external auditors in the reporting of the financial-accounting information and the results of the external audit processes.

The specific review on relevant judgments, estimates, valuations and projections is carried out by the Consolidation and Accounting Polices Office, to identify critical accounting policies to the extent that they require the use of estimates and value judgements. In these cases, the Consolidation and Accounting Polices Office establishes, likewise, the necessary operational coordination actions with the rest of the units in the Telefónica Group in their specific fields of action and knowledge, prior to presenting them to the Audit and Control Committee. The most relevant ones are dealt with by the Audit and Control Committee and Senior

Management defines the presentation format in the annual accounts, prior to approval by the Board of Directors.

Finally, Internal Audit, within its Annual Audit Plan, among other actions, establishes annually work plans to assess the model for internal control over financial reporting of the Telefónica Group, in line with the above stated. That is, the Internal Audit plans include the review on the design and operability of the key controls on the breakdown and reporting of financial information, as well as the assessment of the internal control system of the mentioned process for the preparation of financial information, and the review of any significant modification, during the annual assessment period, that could materially affect the Group's internal control system on the process for the preparation of the consolidated annual accounts.

Internal control policies and procedures on information systems (among others, on access security, change control, system operation, operation continuity, separation of functions) that support the relevant processes of the company with regard to the preparation and publication of financial information.

The Global Security Policy of Telefónica considers an integral concept that encompasses not only the physical and operational security (of people and assets) but also digital security, business continuity, supply chain security, prevention of commercial fraud, as well as any other relevant area or function whose objective is corporate protection against potential damage, whatever they may be, or eventual losses. People, information, technologies and material resources that support them are considered fundamental assets, reason why guaranteeing their security is considered an essential asset in the strategy of Telefónica and an essential enabler of the organization 's activity. In order to reach a homogeneous level of security, a global corporate security regulatory Framework is defined that will take into account the analysis of threats and risks, as well as the establishment of preventive, detection and corrective controls, in the activities aimed at identify, protect, detect, respond and recover. This regulatory framework aims to preserve its assets and protect its strategic interests and objectives, both in its vertical organization (including its business units) and in its cross-cutting dimension (applicable to all its platforms): infrastructure and network assets, communication technologies, products and services, and data; safeguarding, on the one hand, their integrity and, on the other, protecting them, from potential threats that might damage their value, affect their confidentiality, reduce their efficiency or affect their operability and availability.

The Global Director of Security and Intelligence leads the development and monitors the implementation of the regulatory framework and global security initiatives. The Security Area coordinates the security responsibilities of the various structures of the Telefónica Group, ensuring cooperation between them, establishing global capabilities that allow improving the effectiveness and efficiency of the

protection of all assets. Strategic plans are conceived and prepared to identify and prioritize the projects and budgets necessary to achieve those adequate levels of security, minimizing the security risks identified in the corresponding analyzes and maximizing the effectiveness of the investment and resources used.

The Telefonica Group's Global Directorate for Networks and Systems is responsible for the technological strategy of both the Network and the Systems for the Group's 4 main markets, defining the strategy and technological planning, as well as its evolution and ensuring compliance with the quality of service, cost and security conditions required by the Group. Among its various functions are the definition of Systems and Networks that improve the efficiency, effectiveness and profitability of the Group's processes. For operators in Latin America, these same functions are assumed and carried out by the regional Network and Systems Department but always based on the guidelines set out by the Global Directorate for Networks and Systems.

Finally, the Internal Audit unit, with the scope established in its Annual Audit Plan, sets out work plans to verify the effectiveness of design and operation, as well the efficiency of the defined internal control environment, to ensure compliance with all Group policies and regulations on Security and Data Processing and Protection, focusing on the governance model and the integrity accuracy of the information, reviewing in the audit work the effectiveness of the internal control structures defined and implemented, both in their design and operation.

Internal control policies and procedures aimed at supervising the managing of activities outsourced to third parties, as well as those aspects of assessment, calculation or valuation commended to independent experts that may affect in a material manner the financial statements.

In the case that a process or part of a process is outsourced to a third party unrelated to the Company, this does not exempt from the need to have controls which ensure an adequate internal control level in the whole of the process. Given the importance of service outsourcing and the consequences that this can cause on the opinion about the effectiveness of the internal control over financial reporting, the necessary actions are taken in the Telefónica Group in order to achieve to evidence an adequate control level. The actions that are carried out to achieve the mentioned objective may vary among the three following ones, which, depending on the case, may be complementary:

- **Certification of internal control by an independent third party**: ISAE 3402, SSAE 18, SOC or analogous, certifications in their different typologies.

- **Establishing specific controls**: identified, designed, implemented and assessed by the Company and/or the Telefónica Group.

- **Direct assessment**: an assessment, carried out by the Internal Audit area, on certain administrative outsourced processes, with the scope established in its annual audit plan.

When Telefónica or any of its subsidiaries uses the services of an independent expert whose result and conclusions may present potential impacts on the consolidated financial information, with regard to the process to select a supplier, the area that requests the service and, if applicable, together with the Purchase department, must make sure about the competence, training, credentials and independence of the third party regarding the methods and main hypotheses used. The Finance and Control Office has established control activities aimed at guaranteeing the validity of data, the methods used, and the reasonability of the hypotheses used by the third party through the recurrent monitoring on the own KPIs1 of each duty which enable to ensure compliance of the outsourced process according to the policies and guidelines issued by the Group.

Likewise, there is an internal procedure for engaging independent experts which requires certain levels of approval.

4.7.4. Information and Communication

A specific function in charge of defining, keeping updated the accounting policies (area or department of accounting policies) and resolving issues or conflicts derived from its interpretation, maintaining fluid communication with those responsible for operations in the organization, as well as an updated accounting policy manual informed to the units through which the entity operates.

The Consolidation and Accounting Polices Office of the Group is in charge of defining and updating the accounting policies for the purposes of consolidated financial information.

Thus, this area issues updated Information Bulletins on IFRS (International Financial Reporting Standards), where this area presents a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise regarding this matter.

Additionally, the Telefónica Group has a Manual of Accounting Policies which is permanently updated. The objectives of this Manual are: to adapt the corporate accounting principles and policies to the IFRS regulatory framework; to maintain accounting principles and policies which enable that the information is comparable within the Group and which facilitate an optimum management from

the origin of the information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and implementing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group's accounting system by means of having a reference manual.

All companies belonging to the Telefónica Group must comply in a mandatory manner with the mentioned Manual when carrying out their reporting for the preparation of the consolidated financial information.

This documentation is available for the whole Group on the Telefónica Intranet in an integrated Accounting and Reporting portal. In this portal, in addition to the digitalized Manual, also includes the history of IFRS Bulletins, as well as the Reporting Manual with its forms and all the details of the corporate chart of accounts. All accounting and reporting update communications are made through this tool, which is part of the Group's digital transformation project.

Likewise, the Accounting Policies Area maintains a fluid communication with the accounting heads of the Group's main operations, both proactively and reactively. This communication is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are homogeneous as well as to share best practices among operators.

Mechanisms for obtaining and preparing the financial information with standardized formats applied and used by all the units in the entity or the Group, which support the main financial statements and notes, as well as information detailing the ICFR.

As stated above, there is a Manual for Filling in the Consolidation Reporting of the Telefónica Group which provides specific instructions for preparing the details which make up the financial-accounting pack, provided by all components of the Telefónica Group for the preparation of the Telefónica Group's consolidated financial statements and its explanatory notes.

Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements of its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual accounts. This tool is used, likewise, to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same account plan.

4.7.5. Supervision of System Operation

The supervision activities and results of the ICFR evaluation performed during the year. Procedure

for which the person responsible performs the evaluation establishes the scope and reports their results, with the entity defining an action plan that details the pertinent corrective measures and consideration of its impact on the financial information.

As indicated above, the Corporate Bylaws and the Regulation of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, establishing among its competencies to supervise the effectiveness of the Company's internal controls and the systems for risk management and control, as well as to discuss, where appropriate, with the Account Auditors significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) detected during the development of both the integrated audit performed by the Account Auditor and the evaluation of internal control on the Group's financial reporting at the end of each year, carried out by Internal Audit.

Along the same lines as the above, Telefónica has an Internal Control Policy that sets that the Board of Directors, through the Audit and Control Committee, supervises the internal control system, with the support of Internal Audit of the Telefónica Group. In that Policy, "internal control" is defined as the process performed by the Board of Directors, Management and the rest of the staff of the Company, being designed with the purpose of providing a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in accordance with the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Likewise, there is an Internal Audit Organization Policy, which includes aspects regarding the organization and functioning of this area. According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control and risk management structures and, if applicable, detecting possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. In this respect, Internal Audit functionally depends on the Audit and Control Committee and becomes an area independent from the Company management which supports this Committee in its competencies on assurance, risk management and the internal control system, applying a systematic and disciplined approach, through the means indicated above.

The Internal Audit function is developed in accordance with the International Standards for the Professional Practice of Internal Auditing and, in this regard, it has been awarded a Quality Certificate from the International Institute of Internal Auditors.

With regard to the supervision of the Internal Control System over Financial Reporting (ICFR), Telefónica, S.A., as company listed on the New York Stock Exchange, is subject to the regulatory requirements established by the North American regulatory bodies that affect companies listed on that Stock Exchange. Among those requirements is the aforementioned Sarbanes-Oxley Act, of 2002, and, specifically, Section 404 of that Act, which stipulates the need for companies listed in the US market to assess on an annual basis the effectiveness of the procedures and structures of the internal control over financial reporting (ICFR). In order to comply with this requirement, and as stated above, the Telefónica Group has a Methodology of the system for the internal control over Financial Reporting (ICFR), Internal Audit is the area in charge of performing, on an annual basis, the assessment on its effectiveness as of the year-end date, with a reasonable assurance approach, in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control – Integrated Framework report.

Additionally, and also in accordance with what is established in Section 404 of this Act, the External Auditor issues their own independent opinion of reasonable assurance on the effectiveness of the Internal Control System over Financial Reporting (ICFR), in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Review on specific processes and controls

Without prejudice to filling in the self-assessment questionnaire, in certain companies of the Group, according to criteria regarding the relevance of their contribution to the economic-financial magnitudes of the Group and other considered risk factors, a direct review is made on their processes and key controls, applying the Internal Control System Auditing Methodology on the Group's Financial Information, which is aligned with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control – Integrated Framework report for which the "Scope Definition Model" is available, which is based both on the principle of relative importance(materiality) and on the assessment of risks related to the financial reporting processes of the Telefónica Group. Based on the application of this model, the identification of the significant financial accounting by company of the consolidation perimeter is carried out. Additionally, and for the purposes of being able to execute and conclude respect the evaluating of the Internal Control System for Financial Information (ICFR) of the Telefónica Group, based on the aforementioned evaluation methodology.

Once the significant accounts are identified having identified within the scope of the evaluation based on the calculated consolidated materiality, the Internal Control System Auditing Methodology on the Group's Financial Information is applied as follows:

- Identify economic-financial processes associated with the significant accounts so that a reasonable coverage is achieved in the evaluation of the ICFR of the Group, considered as a whole.

- As part of the scope definition procedures, Information Technology (IT) systems and tools and technological infrastructures associated with these economic-financial processes in scope (technological processes) are also identified. Additionally, as part of the risk assessment and the previous procedures, those aspects of cybersecurity that could have a relevant impact on the ICFR are also considered for the purposes of concluding on their inclusion in the scope of the Evaluation of the effectiveness of the ICFR of the Group, considered as a whole.

- Identify significant risks and high inherent risks regarding financial reporting associated to those processes.

- Carry out Walkthroughs of the economic-financial processes and technological processes in the scope of the evaluation, assessing the design of the controls associated with these processes, and identifying the key controls that address the specific risks and the financial assumptions associated with these processes.

- Assess the operability of the previously qualified key controls, by applying the corresponding evaluation tests based on the identified risks, and the results of the aforementioned effectiveness tests of the design.

- In the event that control deficiencies and/or opportunities for improvement are identified during the Internal Control System for Financial Information (ICFR) assessment procedures, they are reported to Management through the corresponding conclusions reported by Internal Audit, prior analysis of their impact, both at individual and aggregate level, on the evaluation of the Internal Control System for Financial Information (ICFR) of the Telefónica Group. For the purposes of this assessment, the existing compensating controls are taken into consideration, which mitigate the risks that the deficiencies identified could not be remedied at year-end.

- Where appropriate, execute the necessary audit procedures related to those investigations of facts reported through the Internal Information System, in which there may be effects on the correct design or operability of internal control.

- Internal Audit communicates to both Management and the Audit and Control Committee any significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) identified, if applicable, as a result of its evaluation of internal control over the financial report, as well as the design and status of the implementation of the corresponding action plans, which are subject to periodic monitoring by the Audit and Control Committee.

Review on IT general controls

The Information Technology General Controls (ITGCs), which support the financial and economic processes in the assessment scope of the internal control over financial reporting (ICFR), are assessed at least annually, fundamentally according to aspects related to regulations and guidelines which apply at global level in the Group.

The review on IT general controls over the aforementioned IT systems and tools and the technological infrastructures (databases and operating systems), has the objective to assess the effectiveness of the design and operability of key controls related to (i) managing changes to programs, which includes the authorization of the changes implemented at the production stage and that must be supported by their corresponding user tests (UATs), ensuring an adequate segregation of duties and environments, such as (ii) logical access, which includes the control on credentials and profiles, as well as the segregation of duties and the monitoring of activities that are critical in information systems and tools and in the technological infrastructures that supports them (databases and operating systems), and (iii) other IT general controls which support the correct operation of information systems and tools (managing changes to infrastructures, back-ups, managing security patches and programmed tasks and their monitoring as well as the activities of managing gaps). Additionally, appropriate audit testing of internal control over cybersecurity aspects included within the scope of the Assessment of the effectiveness of the ICFR.

Self-assessment Questionnaires

In addition, all the companies that depend from the Group which are not within the direct scope of the Annual ICFR Assessment performed by Internal Audit, receive annually internal control self-assessment questionnaires, whose answers must be subsequently certified by the local persons responsible of their ICFR in each Company (Executive Presidents and/or Finance Directors, or functional positions). These questionnaires address aspects of internal control over financial reporting (ICFR) that are considered minimum requirements in order to achieve a reasonable assurance of the reliability of the financial information reported. The answers are demonstrably audited by the corresponding Internal Audit Units.

Weakness detection and management procedure

As previously stated, the Internal Audit area is also in charge, among other functions, to provide support to the Audit and Control Committee in the supervision of the functioning of the system for the internal control over financial reporting (ICFR).

The Internal Audit department participates in the Audit and Control Committee meetings and informs regularly about the conclusions of the carried out works, and also informs about the action plans designed and agreed for mitigation and about the degree of implementation thereof. This includes, where applicable, to communicate internal

control significant deficiencies and material weaknesses which may have been identified in the process for ICFR assessment, as well as the follow-up on the implementation of action plans related to significant deficiencies and material weaknesses.

On the other hand, the Accounts Auditor also participates in the Audit and Control Committee, at the request of the Audit and Control Committee, in order to explain and clarify aspects of their audit reports and the rest of work carried out by the External Auditor, which including work carried out to audit the effectiveness of the internal control over financial reporting. As well as Internal Audit, the External Auditor is obliged to communicate the significant deficiencies or material weaknesses identified in the development of their integrated audit, which includes the audit of the Internal Control System over Financial Information (ICFR) on the system for the internal control over financial reporting (ICFR). For this purpose, the Accounts Auditor has direct access at all times to Senior Management and the Chairman of the Audit and Control Committee, and, in parallel with the Internal Auditing, it also reports independently to that Committee the results of both the preliminary and final phase of their audit on the ICFR.

Action plans

In the event that control deficiencies and/or opportunities for improvement are detected as a result of the assessment of the Telefónica Group's Internal Control System for Financial Information (SCIIF), depending on the scope established, the control owners communicate their action plans agreed for solving the identified control deficiencies and/or improvement opportunities, as well as the deadlines scheduled for their implementation which is regularly monitored by the Audit and Control Committee. These action plans have as fundamental objectives:

• To remedy the control deficiencies identified in the ICFR annual assessment, so that the control activities are designed and operate in an effective manner, or failing that, the risk generated is substantially mitigated.

• To prioritize the implementation of improvement opportunities in the efficiency of processes; improvement opportunities are defined as such, since they do not constitute internal control deficiencies.

Conclusion of the assessment of the Internal Control System for Financial Information (ICFR) as of December 31, 2023.

Internal Audit has carried out its assessment of the effectiveness of the Internal Control System for Financial Information (ICFR) as of December 31, 2023. To perform this assessment, the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control - Integrated Framework" report, were considered. Based on the assessment carried out, it was concluded that, as of

December 31, 2023, the Telefónica Group's Internal Control System for Financial Information (ICFR) was effective in accordance with these guidelines.

4.7.6. External Auditor's Report

As indicated above, the Group was commissioned to the External Auditor, both to perfom a reasonable assurance audit the effectiveness of the internal control system over financial reporting (ICFR) in accordance with the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and to review the description of the ICFR of the Telefónica Group, included in this Consolidated Management Report, whose report is attached below to this document.

4.8. Annual Corporate Governance Report Statistical Annex

Annual Corporate Governance Report Statistical Annex for listed companies (established by Circular 3/2021, of September 28, of the Spanish Securities and Exchange Commission, that modifies Circular 5/2013, of June 12, that established the templates for the Annual Corporate Governance Report for listed companies)

Unless otherwise indicated all data as of December 31, 2023.

A. Ownership Structure

A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the prevision of double loyalty voting:

No.

Date of the last modification of the share capital	Share capital (€)	Number of shares	Number of voting rights
17/04/2023	5,750,458,145	5,750,458,145	5,750,458,145

Indicate whether there are different classes of shares with different associated rights:

No.

A.2 List the company's significant direct and indirect shareholders at the closing date of the financial year, including the directors with a significant shareholding:

Name or company name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Banco Bilbao Vizcaya Argentaria, S.A.	4.86	0.00	0.00	0.00	4.86
CaixaBank, S.A.	3.51	0.00	0.00	0.00	3.51
BlackRock, Inc.	0.00	4.34	0.00	0.16	4.50
Public Investment Fund	0.00	4.90	0.00	0.00	4.90

Breakdown of the indirect holding:

Name or company name of indirect owner	Name or company name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	0.00	0.00	0.00
BlackRock, Inc.	Grupo BlackRock	4.34	0.16	4.50
Public Investment Fund	Green Bridge Investment Company SCS	4.90	0.00	4.90

A.3 Give details of the participation at the close of the fiscal year of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A2 above:

Name or company name of director	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights	% voting rights which may be transferred through financial instruments	
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.04 %	0.00 %	0.06 %	0.00 %	0.10 %	0.00 %	0.00 %
Mr. Isidro Fainé Casas	0.01 %	0.00 %	0.00 %	0.00 %	0.01 %	0.00 %	0.00 %
Mr. José María Abril Pérez	0.01 %	0.01 %	0.00 %	0.00 %	0.02 %	0.00 %	0.00 %
Mr. José Javier Echenique Landiríbar	0.00 %	0.00 %	0.00 %	0.00 %	0.01 %	0.00 %	0.00 %
Mr. Ángel Vilá Boix	0.01 %	0.00 %	0.04 %	0.00 %	0.05 %	0.00 %	0.00 %
Ms. Carmen García de Andrés	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Ms. María Luisa García Blanco	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Peter Löscher	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco Javier de Paz Mancho	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco José Riberas Mera	0.00 %	0.21 %	0.00 %	0.00 %	0.21 %	0.00 %	0.00 %
Ms. María Rotondo Urcola	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %

Total percentage of voting rights held by the Board of Directors

0.40%

Breakdown of the indirect holding:

Name or company name of director	Name or comany name of the direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights	% voting rights which may be transferred through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01 %	0.00 %	0.01 %	0.00 %
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00 %	0.00 %	0.00 %	0.00 %
Ms. María Luisa García Blanco	Other company shareholders	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco José Riberas Mera	Other company shareholders	0.21 %	0.00 %	0.21 %	0.00 %

List the total percentage of voting rights represented on the Board:

Total percentage of voting rights held by the Board of Directors

8.77%

A.7 Indicate whether the company has been notified of any shareholders' agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Corporate Enterprises Act. If so, describe them briefly and list the shareholders bound by the agreement:

Yes.

Parties to the shareholders' agreement:

Telefónica, S.A.

Prosegur Global Alarmas Row, S.L./ Prosegur Compañía de Seguridad, S.A.

% of share capital concerned:

0.86%

Brief description of the agreement:

On February 28, 2020, as part of the transaction whereby Telefónica de Contenidos, S.A. acquired 50% of the share capital of Prosegur Alarmas España, S.L. from Prosegur Global Alarmas Row, S.L., 49,545,262 shares of Telefónica, S.A. (the "Shares") were delivered to Prosegur Global Alarmas Row, S.L. as payment of the transaction price.

On the same day, Telefónica, S.A., Prosegur Global Alarmas Row, S.L., as shareholder, and Prosegur Compañía de Seguridad, S.A. as guarantor, signed a contract whereby Prosegur Global Alarmas Row, S.L. undertook, among other obligations, to assume certain restrictions on the transferability of the Shares delivered to it (the Shareholders' Agreement).

In particular, the Shareholders' Agreement restricted the free transfer of the Shares for a period of nine months from the date of signature and provides for a number of covenants governing the transfer of the Shares after that initial period.

This agreement was notified to the Spanish Securities and Exchange Commission as 'Other Relevant Information' on February 28, 2020, including a transcription of the relevant clauses included in the agreement relating to restrictions on the transferability and orderly sale of the Shares.

On December 2, 2020, Prosegur Global Alarmas Row, S.L. transferred 39,545,262 Shares to Prosegur Compañía de Seguridad, S.A. (company of the Prosegur Group). As a consequence of the transfer and the provisions of Clause 2.3 of the Shareholders' Agreement, Prosegur Compañía de Seguridad, S.A. entered into an agreement to adhere to the Shareholders' Agreement, becoming bound in its capacity as guarantor and shareholder.

Expiry date of the agreement, if any:

-

Indicate whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:

No.

A.8 Indicate whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Spanish Securities Market Act. If so, please identify them:

No.

A.9 Complete the following table with details of the company's treasury shares:

At the closing date of the financial year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
111,099,480	—	1.93 %

(*) Through:

--

A.11 Estimated float:

	%
Estimated float	79.04 %

A.14 Indicate whether the company has issued shares that are not traded on a regulated EU market:

Yes.

B. General Shareholders' Meeting

B.4 Give details of attendance at General Shareholders' Meetings held during the reporting yer and the two previous years:

Date of general meeting	% physical presence	% present by proxy	% distance voting		Total
			Electronic voting	Other	
23/04/2021	0.09%	54.94%	0.22%	1.65%	56.90%
Of which, float	0.03%	36.48%	0.22%	0.30%	37.03%
08/04/2022	0.08%	56.26%	0.75%	1.49%	58.58%
Of which, float	0.01%	37.35%	0.75%	0.16%	38.27%
31/03/2023	0.10%	54.84%	0.46%	2.75%	58.15%
Of which, float	0.02%	38.07%	0.46%	0.49%	39.04%

Attendance data

B.5 Indicate whether there has been any item on the agenda at the general meetings held during the year that has not been approved by the shareholders.

No.

B.6 Indicate whether the articles of incorporation contain any restrictions requiring a minimum number of shares to attend General Shareholders' Meetings, or to vote remotely:

Yes.

Number of shares required to attend General Meetings	300

Number of shares required for voting remotely	300

C. Structure of the Company's Administration

C.1   Board of Directors

C.1.1 Maximum and minimum number of directors established in the articles of incorporation and the number of directors set by the General Meeting:

Maximum number of directors	20
Minimum number of directors	5
Number of directors set by the general meeting	15

C.1.2 Complete the following table on Board members:

Name or company name of director	Representative	Category of director	Position on the Board	Date first appointed	Date of last appoint_ ment	Election procedure
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	23/04/2021	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/06/2020	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/04/2022	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Vice Chairman	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer	26/07/2017	08/04/2022	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Verónica Pascual Boé	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Other External	Director	19/12/2007	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Alejandro Reynal Ample	—	Independent	Director	13/12/2023	13/12/2023	Co-optation
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Rotondo Urcola	—	Independent	Director	29/09/2021	08/04/2022	Resolution of General Shareholders' Meeting
Ms. Claudia Sender Ramírez	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholder`Meeting
Ms. Solange Sobral Targa	—	Independent	Director	13/12/2023	13/12/2023	Co-optation

Total number of directors	15

Indicate any cessations, whether through resignation or by resolution of the general meeting, that have taken place in the Board of Directors during the reporting period:

Name or company name of director	Category of director	Date of last appointment	Leaving date	Committees of which they were members	Indicate whether the termination took place before the end of the mandate
Mr. Juan Ignacio Cirac Sasturain	Independent	12/06/2020	13/12/2023	Strategy and Innovation Committee/ Sustainability and Quality Committee/ Regulation and Institutional Affairs Committee	Yes
Mr. Peter Erskine	Other External	12/06/2020	13/12/2023	Executive Committee/ Strategy and Innovation Committee/ Nominating, Compensation and Good Governance Committee	Yes

C.1.3 Complete the following tables on the members of the Board and their categories:

EXECUTIVE DIRECTORS

Name or company name of director	Post in organisation chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman	The profile of Mr. José María Álvarez-Pallete López is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	The profile of Mr. Ángel Vilá Boix is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of executive directors	2
Percentage of Board	13.33 %

EXTERNAL PROPRIETARY DIRECTORS

Name or company name of director	Name or company name of the significant shareholder represented by the director or that nominated the director	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	The profile of Mr. José María Abril Pérez is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Isidro Fainé Casas	CaixaBank, S.A.	The profile of Mr. Isidro Fainé Casas is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of proprietary directors	2
Percentage of Board	13.33 %

EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Mr. José Javier Echenique Landiríbar	The profile of Mr. José Javier Echenique Landiribar is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Carmen García de Andrés	The profile of Ms. Carmen García de Andrés is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. María Luisa García Blanco	The profile of Ms. María Luisa García Blanco is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Peter Löscher	The profile of Mr. Peter Löscher is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Verónica Pascual Boé	The profile of Ms. Verónica Pascual Boé is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Alejandro Reynal Ample	The profile of Mr. Alejandro Reynal Ample is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Francisco José Riberas Mera	The profile of Mr. Francisco José Riberas Mera is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. María Rotondo Urcola	The profile of Ms. María Rotondo Urcola is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Claudia Sender Ramírez	The profile of Ms. Claudia Sender Ramírez is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Solange Sobral Targa	The profile of Ms. Solange Sobral Targa is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of independent directors	10
Percentage of Board	66.67 %

Indicate whether any director classified as independent receives from the company or any company in its group any amount or benefit other than remuneration as a director, or has or has had a business relationship with the company or any company in its group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.
--

If so, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.

--

OTHER EXTERNAL DIRECTORS
Identify the other external directors, indicate the reasons why they cannot be considered either proprietary or independent, and detail their ties with the company or its management or shareholders:

Name or company name of director	Reasons	Company, manager or shareholder to which or to whom the director is related	Profile
Mr. Francisco Javier de Paz Mancho	Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in 2007, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to 'Other External' Director.	Telefónica, S.A.	The profile of Mr. Francisco Javier de Paz Mancho is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of other external directors	1
Percentage of Board	6.67 %

Indicate any changes that have occurred during the period in each director's category:

Name or company name of director	Date of change	Previous category	Current category
—	—	—	—

C.1.4 Complete the following table with information relating to the number of female directors at the close of the past four years, as well as the category of each:

	Number of female directors				% of total directors for each category			
	Year 2023	Year 2022	Year 2021	Year 2020	Year 2023	Year 2022	Year 2021	Year 2020
Executive	0	0	0	0	0.00%	0.00 %	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00 %	0.00%	0.00%
Independent	6	5	5	5	60.00%	55.56 %	55.56%	55.56%
Other external	0	0	0	0	0.00%	0.00 %	0.00%	0.00%
Total	6	5	5	5	40.00%	33.33 %	33.33%	29.41%

C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position
Mr. José María Alvarez-Pallete López	VMED O2 UK Ltd.	Chairman
Mr. Isidro Fainé Casas	Fundación Bancaria "la Caixa"	Chairman
	Criteria Caixa, S.A.U.	Chairman
	Inmo Criteria Caixa, S.A.U.	Chairman
	Caixa Capital Risc, SGEIC, S.A.	Chairman
	Confederación Española de Cajas de Ahorros (CECA)	Chairman
	World Savings Banks Institute (WSBI)	Chairman
	European Savings Banks Group (ESBG)	Vice-Chairman
	Confederación Española de Directivos y Ejecutivos (CEDE)	Chairman
	Capítulo Español del Club de Roma	Chairman
	Real Academia de las Ciencias Económicas y Financieras (RACEF)	Vice-Chairman
Mr. José María Abril Pérez	Arteche Lantegi Elkartea, S.A.	Director
Mr. José Javier Echenique Landiríbar	ACS, Actividades de Construcción y Servicios, S.A.	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
	Calcinor, S.L.	Director
	Dragados, S.L.	Director
Mr. Ángel Vilá Boix	VMED O2 UK Ltd.	Director
	Mediobanca, SpA	Director
Ms. María Luisa García Blanco	Ibercaja Banco, S.A.	Director
	Royal Philips N.V.	Director
	Telefónica Deutschland Holding, AG (Telefónica Group)	Chairman
	Thyssen-Bornemisza Group AG	Director
	Doha Venture Capital LLC	Director
Mr. Peter Löscher	CaixaBank, S.A.	Director

Ms. Verónica Pascual Boé	General de Alquiler de Maquinaria, S.A. (GAM)	Director
	Albp. Corp. S.L.U.	Sole Director
	ALBP SCR	Sole Director
	ALBP Real Estate	Sole Director
	Telefónica Audiovisual Digital, S.L.U. (Grupo Telefónica)	Director
	Manco Partners S.L.	Sole Director
	Marsi Bionics	Director
	Viscofan	Director
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A. (Telefónica Group)	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
	Aldesa	Director
Mr. Alejandro Reynal Ample	Four Seasons	Chairman - CEO
Mr. Francisco José Riberas Mera	Acek Desarrollo y Gestión Industrial, S.L.	Representative of Director
	Gestamp Automoción, S.A.	Chairman
	Sociedades del Grupo Gestamp Automoción	Director
	Holding Gonvarri, S. L.	Secretary Director
	Companies of the Gonvarri Group	Director
	Acek Energías Renovables, S.L.	Joint Administrator
	Sociedades del Grupo Acek Energías Renovables	Director
	Inmobiliaria Acek, S.L.	Joint Administrator
	Sociedades del Grupo Inmobiliaria Acek	Director
	CIE Automotive, S.A.	Director
	Otras sociedades participadas por Acek, Desarrollo y Gestión Industrial, S.L.	Director
	Orilla Asset Management, S.L.	Sole Administrator
	Q-Energy Tenencia y Gestión III, SCR, S.A.	Director
	Wallbox, N.V.	Director
	Otras sociedades participadas por Orilla Asset Management, S.L.	Director
Ms. María Rotondo Urcola	Caceis Bank Spain, S.A.U.	Director
	Libertas 7	Director
	Santander Caceis Latam Holding 1, S.L.	Director
	Resiter, S.A.	Director
Ms. Claudia Sender Ramírez	Holcim Ltd.	Director
	Gerdau, S.A.	Director
	Embraer, la Empresa Brasileira de Aeronáutica, S.A.	Director
	Sociedad Beneficiante Hospital Israelí Albert Einstein	Director
	Amigos do Bem	Director
Ms. Solange Sobral Targa	Telefónica Brasil, S.A. (Grupo Telefónica)	Director
	Somo Custom Ltd.	Director

Listed below are the positions indicated in the table above that are remunerated:

Mr. Isidro Fainé Casas: Chairman of Criteria Caixa, S.A.U.; Chairman of Inmo Criteria Caixa, S.A.U.; Chairman of Caixa Capital Risc, SGEIC, S.A.; and Chairman of Confederación Española de Cajas de Ahorros (CECA).
Mr. José María Abril Pérez: Director of Arteche Lantegi Elkartea, S.A.
Mr. José Javier Echenique Landiríbar: Director of ACS, Actividades de Construcción y Servicios, S.A.; Director of Telefónica Audiovisual Digital, S.L.U.; Director of Grupo Calcinor, S.L.; and Director of Dragados, S.L.
Mr. Ángel Vilá Boix: Director of Mediobanca, SpA.
Ms. María Luisa García Blanco: Director of Ibercaja Banco, S.A.
Mr. Peter Löscher: Director of Royal Philips N.V.; Chairman of Telefónica Deutschland Holding, AG; Director of Thyssen-Bornemisza Group AG; and Director of Doha Venture Capital LLC and Director of CaixaBank, S.A.
Ms. Verónica Pascual Boé: Director of General de Alquiler de Maquinaria, S.A. (GAM); Director of Telefónica Audiovisual Digital, S.L.U. and Director of Viscofan.
Mr. Francisco Javier de Paz Mancho: Director of Telefónica Brasil, S.A.; Director of Telefónica Audiovisual Digital, S.L.U. and Director of Aldesa.
Mr. Alejandro Reynal Ample: Chairman and CEO of Four Seasons.
Mr. Francisco José Riberas Mera: Representative of Director of Acek Desarrollo y Gestión Industrial, S.L.; Chairman of Gestamp Automoción, S.A.; Director of Group Companies Gestamp Automoción; Sole Director of Orilla Asset Management, S.L., and Director of Wallbox, N.V.
Ms. María Rotondo Urcola: Director of Caceis Bank Spain, S.A.U.; Director of Libertas 7; and Director of Santander Caceis Latam Holding 1, S.L. and Director of Resiter, S.A.
Ms. Claudia Sender Ramírez: Director of Holcim Ltd; Director of Gerdau, S.A. and Director of Embraer, Empresa Brasileira de Aeronáutica, S.A.
Ms. Solange Sobral Targa: Director of Telefónica Brasil, S.A.

Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.

Mr. José María Abril Pérez: Advisor of Madlane Bay, S.L.
Mr. José Javier Echenique Landiríbar: Member of the Advisory Board of Telefónica España and Member of McKinsey Advisory Council.
Ms. Carmen García de Andrés: Sporadic lectures and classes in various educational institutions.
Ms. María Luisa García Blanco: Member of the Advisory Board of Telefónica España; Partner of Salama García Blanco Abogados; and Member of the CIMA Governance and Control Committee.
Ms. Verónica Pascual Boé: Member of the Advisory Board of Telefónica Tech.
Mr. Francisco Javier de Paz Mancho: Member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.
Ms. María Rotondo Urcola: Partner at Reshufflelab; Co-Director Exec Education SYCA of IE Instituto de Empresa; Professor of IE Instituto de Empresa; and Mentor, Professor and Lecturer of BME.
Ms. Claudia Sender Ramírez: Member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.
Ms. Solange Sobral Targa: Vicepresident of CI&T Ltd.

C.1.12 Indicate whether the company has established rules on the maximum number of company boards on which its directors may sit, explaining if necessary and identifying where this is regulated, if applicable:

Yes.

C.1.13 Indicate the remuneration received by the Board of Directors as a whole for the following items:

Remuneration accruing in favour of the Board of Directors in the financial year (thousands of euros)	15,016
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (thousands of euros)	2,503
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (thousands of euros)	20,261
Pension rights accumulated by former directors (thousands of euros)	500

C.1.14 Identify members of senior management who are not also executive directors and indicate their total remuneration accrued during the financial year:

Name or company name	Position(s)
Mr. Pablo de Carvajal González	General Secretary and Secretary of the Board of Directors, Director Global of Regulation and Head of Security area
Ms. Laura Abasolo García de Baquedano	Chief Financial and Control Officer & Head of Hispanoamérica
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs & Global Sustainability (ESG) Office
Mr. Mark Evans	Chief Strategy & Development Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Number of women in senior management	1
Percentage of total senior management	20 %

Total remuneration of senior management (thousand euros)	10,967

C.1.15 Indicate whether the Board regulations were amended during the year

Yes.

C.1.21 Explain whether there are any specific requirements, other than those relating to directors, for being appointed as chairman of the Board of Directors.

Yes.

C.1.23 Indicate whether the articles of incorporation or Board regulations establish any term limits for independent directors other than those required by law or any other additional requirements that are stricter than those provided by law:

No.

C.1.25 Indicate the number of meetings held by the Board of Directors during the year. Also indicate, if applicable, the number of times the Board met without the chairman being present. Meetings where the chairman gave specific proxy instructions are to be counted as attended.

Number of Board meetings	18
Number of Board meetings held without the chairman's presence	0

Indicate the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	1

Indicate the number of meetings held by each Board committee during the financial year:

Number of meetings held by the Executive Committee	18
Number of meetings held by the Audit and Control Committee	13
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	12

C.1.26 Indicate the number of meetings held by the Board of Directors during the year with member attendance data:

Number of meetings at which at least 80% of the directors were present in person	18
Attendance in person as a % of total votes during the year	96.65 %
Number of meetings with attendance in person or proxies given with specific instructions, by all directors	18
Votes cast in person and by proxies with specific instructions, as a % of total votes during the year	100 %

C. 1.27 Indicate whether the individual and consolidated financial statements submitted to the Board for issue are certified in advance:

No.

Identify, if applicable, the person(s) who certified the individual and consolidated financial statements of the company for issue by the Board:

-

C.1.29 Is the secretary of the Board also a director?

No.

If the secretary is not a director, complete the following table:

Name or company name of the secretary	Representative
Mr. Pablo de Carvajal González	—

C.1.31 Indicate whether the company changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

No.

If there were any disagreements with the outgoing auditor, explain their content:

No.

C.1.32 Indicate whether the audit firm performs any non-audit work for the company and/or its group and, if so, state the amount of fees it received for such work and express this amount as a percentage of the total fees invoiced to the company and/or its group for audit work:

Yes.

	Company	Group Company	Total
Amount of non-audit work (thousands of euros)	786	627	1,413
Amount of non-audit work / Amount of audit work (%)	18.81	3.96	7.06

Observations

C.1.33 Indicate whether the auditors' report on the financial statements for the preceding year contains reservations. If so, indicate the reasons given to shareholders at the general meeting by the chairman of the audit committee to explain the content and extent of the qualified opinion or reservations.

No.

C.1.34 Indicate the number of consecutive years for which the current audit firm has been auditing the company's individual and/or consolidated financial statements. Also, indicate the number of years audited by the current audit firm as a percentage of the total number of years in which the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	7	7
Number of years audited by the current audit firm/ number of years in which the company has been audited (in %)	17.17	21.21

C.1.35 Indicate whether there is a procedure for directors to be sure of having the information necessary to prepare the meetings of the governing bodies with sufficient time; provide details if applicable:

Yes.

Detail the procedure

The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee and the Regulations of the Nominations, Compensation and Good Governance Committee detail the operating regime of these Committees.

Also, the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group's senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 25) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.39 Identify individually as regards directors, and in aggregate form in other cases, and provide details of any agreements between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal without due cause or termination of employment as a result of a takeover bid or any other type of transaction.

Number of beneficiaries	9
Type of beneficiary Executive Directors, Senior Managers and other Employees	

Description of Agreement: With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract**.**

Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they

signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether, beyond the cases established by legislation, these agreements have to be communicated and/or authorised by the governing bodies of the company or its group. If so, specify the procedures, the cases concerned and the nature of the bodies responsible for their approval or communication:

	Board of directors	General Shareholders' Meeting
Body authorizing the clauses	–	–

Are these clauses notified to the General Shareholders' Meeting	No

C.2 Committees of the Board of Directors

C.2.1 Provide details of all committees of the Board of Directors, their members, and the proportion of executive, proprietary, independent and other external directors forming them:

EXECUTIVE COMMISSION

Name	Position	Current
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	25.00%
% of proprietary directors	25.00%
% of independent directors	37.50%
% of external directors	12.50%

AUDIT AND CONTROL COMMITTEE

Name	Position	Current
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. María Rotondo Urcola	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	100.00%
% of other external directors	0.00%

Identify the directors who are members of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. Peter Löscher
Mr. José Javier Echenique Landiríbar
Ms. Carmen García de Andrés
Ms. María Luisa García Blanco
Ms. María Rotondo Urcola
Date of appointment of the chairperson
19/02/2020

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Current
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Peter Löscher	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	80.00%
% of other external directors	20.00%

SUSTAINABILITY AND REGULATION COMMITTEE

Name	Position	Current
Mr. Francisco Javier De Paz Mancho	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Ms. Carmen García de Andrés	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. María Rotondo Urcola	Member	Independent
Ms. Solange Sobral Targa	Member	Independent

% of executive directors	0.00%
% of proprietary directors	16.67%
% of independent directors	66.67%
% of other external directors	16.67%

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

Number of female directors				
	2023 Year Number %	2022 Year Number %	2021 Year Number %	2020 Year Number %
Executive Commission	1 (12.50%)	0	0	0
Audit and Control Committee	3 (60.00%)	2 (50.00%)	2 (50.00%)	1 (25.00%)
Nominating, Compensation and Corporate Governance Committee	2 (40.00%)	1 (20.00%)	1 (20.00%)	1 (20.00%)
Sustainability and Regulation Committee	4 (66.67%)	N/A	N/A	N/A

D. Related-Party and Intragroup Transactions

D.2 Give individual details of operations that are significant due to their amount or of importance due to their subject matter carried out between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or who are represented on the board of directors of the company, indicating which has been the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the Board without a vote against the majority of the independents:

	Name or company name of the shareholder or any of its subsidiaries	% Shareholding	Name or company name of the company or entity within its group	Amount (thousands of euros)	Approving body	Identity of the significant shareholder or director who has abstained	The proposal to the board, if applicable, has been approved by the board without a vote against the majority of independents
(1)	BBVA and/or Group BBVA Companies	4.86	Telefónica, S.A.	2,862	Board of Directors	Proprietary Director BBVA	N/A
(2)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	227	Board of Directors	Proprietary Director BBVA	N/A
(3)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	20,755	Board of Directors	Proprietary Director BBVA	N/A
(4)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	19,682	Board of Directors	Proprietary Director BBVA	N/A
(5)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	216,137	Board of Directors	Proprietary Director BBVA	N/A
(6)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	600,000	Board of Directors	Proprietary Director BBVA	N/A
(7)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	62,363	Board of Directors	Proprietary Director BBVA	N/A
(8)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	27,130	Board of Directors	Proprietary Director BBVA	N/A
(9)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	138,118	Board of Directors	Proprietary Director BBVA	N/A
(10)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	4,910	Board of Directors	Proprietary Director BBVA	N/A
(11)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	83,820	Board of Directors	Proprietary Director BBVA	N/A

(12)	BBVA and/or Group BBVA Companies	4,86	Telefónica, S.A.	8,970,337	Board of Directors	Proprietary Director BBVA	N/A
(13)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	7,567	Board of Directors	Proprietary Director BBVA	N/A
(14)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	38,939	Board of Directors	Proprietary Director BBVA	N/A
(15)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	37,575	Board of Directors	Proprietary Director BBVA	N/A
(16)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	48,440	Board of Directors	Proprietary Director BBVA	N/A
(17)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	9,559	Board of Directors	Proprietary Director BBVA	N/A
(18)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	2,844	Board of Directors	Proprietary Director BBVA	N/A
(19)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	5,188	Board of Directors	Proprietary Director BBVA	N/A
(20)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	16,820	Board of Directors	Proprietary Director BBVA	N/A
(21)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	83,887	Board of Directors	Proprietary Director BBVA	N/A
(22)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	5,804	Board of Directors	Proprietary Director BBVA	N/A
(23)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	163,650	Board of Directors	Proprietary Director BBVA	N/A
(24)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	43,077	Board of Directors	Proprietary Director BBVA	N/A
(25)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	238,667	Board of Directors	Proprietary Director BBVA	N/A
(26)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	1,164	Board of Directors	Proprietary Director BBVA	N/A
(27)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	826,334	Board of Directors	Proprietary Director BBVA	N/A
(28)	BBVA and/or Group BBVA Companies	4,86	Rest of Telefonica Group Companies	12	Board of Directors	Proprietary Director BBVA	N/A
(29)	CaixaBank and/or Group CaixaBank Companies	3,51	Telefónica, S.A.	2,815	Board of Directors	Proprietary Director CaixaBank	N/A
(30)	CaixaBank and/or Group CaixaBank Companies	3,51	Telefónica, S.A.	6	Board of Directors	Proprietary Director CaixaBank	N/A
(31)	CaixaBank and/or Group CaixaBank Companies	3,51	Telefónica, S.A.	42,253	Board of Directors	Proprietary Director CaixaBank	N/A

(32)	CaixaBank and/ or Group CaixaBank Companies	3,51	Telefónica, S.A.	27	Board of Directors	Proprietary Director CaixaBank	N/A
(33)	CaixaBank and/ or Group CaixaBank Companies	3,51	Telefónica, S.A.	15,244	Board of Directors	Proprietary Director CaixaBank	N/A
(34)	CaixaBank and/ or Group CaixaBank Companies	3,51	Telefónica, S.A.	30,560	Board of Directors	Proprietary Director CaixaBank	N/A
(35)	CaixaBank and/ or Group CaixaBank Companies	3,51	Telefónica, S.A.	200	Board of Directors	Proprietary Director CaixaBank	N/A
(36)	CaixaBank and/ or Group CaixaBank Companies	3,51	Telefónica, S.A.	60,599	Board of Directors	Proprietary Director CaixaBank	N/A
(37)	CaixaBank and/ or Group CaixaBank Companies	3,51	Telefónica, S.A.	706,603	Board of Directors	Proprietary Director CaixaBank	N/A
(38)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	456,471	Board of Directors	Proprietary Director CaixaBank	N/A
(39)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	4,054	Board of Directors	Proprietary Director CaixaBank	N/A
(40)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	6,292	Board of Directors	Proprietary Director CaixaBank	N/A
(41)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	41,518	Board of Directors	Proprietary Director CaixaBank	N/A
(42)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	42	Board of Directors	Proprietary Director CaixaBank	N/A
(43)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	78,636	Board of Directors	Proprietary Director CaixaBank	N/A
(44)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	63,407	Board of Directors	Proprietary Director CaixaBank	N/A
(45)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	25,044	Board of Directors	Proprietary Director CaixaBank	N/A
(46)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	47,510	Board of Directors	Proprietary Director CaixaBank	N/A
(47)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	32,761	Board of Directors	Proprietary Director CaixaBank	N/A

(48)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	142,245	Board of Directors	Proprietary Director CaixaBank	N/A
(49)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	173,964	Board of Directors	Proprietary Director CaixaBank	N/A
(50)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	116,756	Board of Directors	Proprietary Director CaixaBank	N/A
(51)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	104,233	Board of Directors	Proprietary Director CaixaBank	N/A
(52)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	851,556	Board of Directors	Proprietary Director CaixaBank	N/A
(53)	CaixaBank and/ or Group CaixaBank Companies	3,51	Rest of Telefonica Group Companies	248	Board of Directors	Proprietary Director CaixaBank	N/A

	Name or company name of the shareholder or any of its subsidiaries	Nature of the relationship	Type of operation and other information required for its evaluation
(1)	BBVA and/or Group BBVA Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).
(2)	BBVA and/or Group BBVA Companies	Contractual	Other expenses (see Note 10, section 4.9 IAGC free format).
(3)	BBVA and/or Group BBVA Companies	Contractual	Dividends received (not computable for the purposes of the disclosure regime for related party transactions (see Note 10, section 4.9 IAGC free format).
(4)	BBVA and/or Group BBVA Companies	Contractual	Financial revenues (see Note 10, section 4.9 IAGC free format).
(5)	BBVA and/or Group BBVA Companies	Contractual	Derivative asset instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(6)	BBVA and/or Group BBVA Companies	Contractual	Cash and cash equivalents (see Note 10, section 4.9 IAGC free format).
(7)	BBVA and/or Group BBVA Companies	Contractual	Other receivables (see Note 10, section 4.9 IAGC free format).
(8)	BBVA and/or Group BBVA Companies	Contractual	Other financial debts (see Note 10, section 4.9 IAGC free format).
(9)	BBVA and/or Group BBVA Companies	Contractual	Derivative liability instruments (balance sheet value, see Note 10, section 4.9 IAGC free format).
(10)	BBVA and/or Group BBVA Companies	Contractual	Other payment obligations (see Note 10, section 4.9 IAGC free format).
(11)	BBVA and/or Group BBVA Companies	Contractual	Dividends distributed (not computable for the purpose of disclosure of related party transactions. See Note 10, section 4.9 IAGC free format).
(12)	BBVA and/or Group BBVA Companies	Contractual	Derivative financial instruments (notional value in force at 12/31/2023. See Note 10, section 4.9 IAGC free format).
(13)	BBVA and/or Group BBVA Companies	Contractual	External services (see Note 10, section 4.9 IAGC free format).
(14)	BBVA and/or Group BBVA Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).

(15)	BBVA and/or Group BBVA Companies	Contractual	Other expenses (see Note 10, section 4.9 IAGC free format).
(16)	BBVA and/or Group BBVA Companies	Contractual	Revenues from services delivery (see Note 10, section 4.9 IAGC free format).
(17)	BBVA and/or Group BBVA Companies	Contractual	Revenues from sales of goods (see Note 10, section 4.9 IAGC free format).
(18)	BBVA and/or Group BBVA Companies	Contractual	Other revenues (see Note 10, section 4.9 IAGC free format).
(19)	BBVA and/or Group BBVA Companies	Contractual	Guarantees and collaterals received (see Note 10, section 4.9 IAGC free format).
(20)	BBVA and/or Group BBVA Companies	Contractual	Derivative asset instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(21)	BBVA and/or Group BBVA Companies	Contractual	Cash and cash equivalents (see Note 10, section 4.9 IAGC free format).
(22)	BBVA and/or Group BBVA Companies	Contractual	Suppliers and vendors (see Note 10, section 4.9 IAGC free format).
(23)	BBVA and/or Group BBVA Companies	Contractual	Other financial debts (see Note 10, section 4.9 IAGC free format).
(24)	BBVA and/or Group BBVA Companies	Contractual	Derivative liability instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(25)	BBVA and/or Group BBVA Companies	Contractual	Guarantees and collaterals received (see Note 10, section 4.9 IAGC free format).
(26)	BBVA and/or Group BBVA Companies	Contractual	Commitments for contracts and purchases (see Note 10, section 4.9 IAGC free format).
(27)	BBVA and/or Group BBVA Companies	Contractual	Derivative financial instruments (notional value as of 12/31/2023. See Note 10, section 4.9 IAGC free format).
(28)	BBVA and/or Group BBVA Companies	Contractual	Other transactions (see Note 10, section 4.9 IAGC free format).
(29)	CaixaBank and/or Group CaixaBank Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).
(30)	CaixaBank and/or Group CaixaBank Companies	Contractual	Other expenses (see Note 10, section 4.9 IAGC free format).
(31)	CaixaBank and/or Group CaixaBank Companies	Contractual	Derivative asset instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(32)	CaixaBank and/or Group CaixaBank Companies	Contractual	Other receivables (see Note 10, section 4.9 IAGC free format).
(33)	CaixaBank and/or Group CaixaBank Companies	Contractual	Derivative liability instruments (balance sheet value. (see Note 10, section 4.9 IAGC free format).
(34)	CaixaBank and/or Group CaixaBank Companies	Contractual	Other payment obligations (see Note 10, section 4.9 IAGC free format).
(35)	CaixaBank and/or Group CaixaBank Companies	Contractual	Guarantees and collaterals received (see Note 10, section 4.9 IAGC free format).
(36)	CaixaBank and/or Group CaixaBank Companies	Contractual	Dividends distributed (not computable for the purposes of disclosure of related party transactions. See Note 10, section 4.9 IAGC free format).
(37)	CaixaBank and/or Group CaixaBank Companies	Contractual	Derivative financial instruments (notional value in force at 12/31/2023. See Note 10, section 4.9 IAGC free format).
(38)	CaixaBank and/or Group CaixaBank Companies	Contractual	Procurements (income statement expenses. See Note 10, section 4.9 Free format IAGC).

(39)	CaixaBank and/or Group CaixaBank Companies	Contractual	Outside services (see Note 10, section 4.9 IAGC free format).
(40)	CaixaBank and/or Group CaixaBank Companies	Contractual	Financial Leasing expenses (see Note 10, section 4.9 IAGC free format).
(41)	CaixaBank and/or Group CaixaBank Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).
(42)	CaixaBank and/or Group CaixaBank Companies	Contractual	Other expenses (see Note 10, section 4.9 IAGC free format).
(43)	CaixaBank and/or Group CaixaBank Companies	Contractual	Revenues from services delivery (see Note 10, section 4.9 IAGC free format).
(44)	CaixaBank and/or Group CaixaBank Companies	Contractual	Revenues from sales of goods (see Note 10, section 4.9 IAGC free format).
(45)	CaixaBank and/or Group CaixaBank Companies	Contractual	Customers and trade debtors (see Note 10, section 4.9 IAGC free format).
(46)	CaixaBank and/or Group CaixaBank Companies	Contractual	Cash and cash equivalents (see Note 10, section 4.9 IAGC free format).
(47)	CaixaBank and/or Group CaixaBank Companies	Contractual	Suppliers and trade payables (see Note 10, section 4.9 IAGC free format).
(48)	CaixaBank and/or Group CaixaBank Companies	Contractual	Lease payables (see Note 10, section 4.9 IAGC free format).
(49)	CaixaBank and/or Group CaixaBank Companies	Contractual	Other financial debts (see Note 10, section 4.9 IAGC free format).
(50)	CaixaBank and/or Group CaixaBank Companies	Contractual	Purchases of fixed assets (see Note 10, section 4.9 IAGC free format).
(51)	CaixaBank and/or Group CaixaBank Companies	Contractual	Guarantees and collaterals received (see Note 10, section 4.9 IAGC free format).
(52)	CaixaBank and/or Group CaixaBank Companies	Contractual	Commitments for contracts and purchases (current at 12/31/2023 operating income. See Note 10, section 4.9 IAGC free format).
(53)	CaixaBank and/or Group CaixaBank Companies	Contractual	Other operations (see Note 10, section 4.9 IAGC free format).

D.3 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with the administrators or managers of the company, including those operations carried out with entities that the administrator or manager controls or controls jointly, indicating the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the board without a vote against the majority of the independents:

D.4 Report individually on intragroup transactions that are significant due to their amount or relevant due to their subject matter that have been undertaken by the company with its parent company or with other entities belonging to the parent's group, including subsidiaries of the listed company, except where no other related party of the listed company has interests in these subsidiaries or that they are fully owned, directly or indirectly, by the listed company.

In any case, report any intragroup transaction conducted with entities established in countries or territories considered as tax havens:

D.5 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with other related parties pursuant to the international accounting standards adopted by the EU, which have not been reported in previous sections.

G. Degree of Compliance with Corporate Governance Recommendations

Specify the Company's degree of compliance with recommendations of the Good Governance Code for listed companies.

In the event that a recommendation is not followed or only partially followed, a detailed explanation of the reasons must be included so that shareholders, investors and the market in general have enough information to assess the company´s conduct. General explanations are not acceptable.

1. That the Articles of Association of listed companies should not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of its shares on the market.

Explain

In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of

Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders' Meeting must act in the social interest and interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the sufficient support of all shareholders, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of this requirement.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85

percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2. That when the listed company is controlled by another entity in the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than the listed company) or carries out activities related to the those of any of them it should make accurate public disclosures on:

a)The respective areas of activity and possible business relationships between the listed company or its subsidiaries and the parent company or its subsidiaries.

b)The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

3. That, during the ordinary General Shareholders' Meeting, as a complement to the distribution of the written annual corporate governance report, the chairman of the Board of Directors should inform shareholders orally, in sufficient detail, of the most significant aspects of the company's corporate governance, and in particular:

a) Changes that have occurred since the last General Shareholders' Meeting.

b) Specific reasons why the company has not followed one or more of the recommendations of the Code of Corporate Governance and the alternative rules applied, if any.

Complies

4. That the company should define and promote a policy on communication and contact with shareholders and institutional investors, within the framework of their involvement in the company, and with proxy advisors that complies in all aspects with rules against market abuse and gives equal treatment to similarly situated shareholders. And that the company should publish this policy on its website, including information on how it has been put into practice and identifying the contact persons or those responsible for implementing it.

And that, without prejudice to the legal obligations regarding dissemination of inside information and other types of regulated information, the company should also have a general policy regarding the communication of economic-financial, non-financial and corporate information through such channels as it may consider appropriate (communication media, social networks or other channels) that helps to

maximise the dissemination and quality of information available to the market, investors and other stakeholders.

Complies

5. That the Board of Directors should not submit to the General Shareholders' Meeting any proposal for delegation of powers allowing the issue of shares or convertible securities with the exclusion of preemptive rights in an amount exceeding 20% of the capital at the time of delegation.

And that whenever the Board of Directors approves any issue of shares or convertible securities with the exclusion of preemptive rights, the company should immediately publish the reports referred to by company law on its website.

Complies

6. That listed companies that prepare the reports listed below, whether under a legal obligation or voluntarily, should publish them on their website with sufficient time before the General Shareholders' Meeting, even if their publication is not mandatory:

a) Report on the auditor's independence.

b) Reports on the workings of the audit and nomination and remuneration committees.

c) Report by the audit committee on related-party transactions.

Complies

7. That the company should transmit in real time, through its website, the proceedings of the General Shareholders' Meetings.

And that the company should have mechanisms in place allowing the delegation and casting of votes by means of data transmission and even, in the case of large-caps and, to the extent that it is proportionate, attendance and active participation in the General Meeting to be conducted by such remote means.

Complies

8. That the audit committee should ensure that the financial statements submitted to the General Shareholders' Meeting are prepared in accordance with accounting regulations. And that in cases in which the auditor has included a qualification or reservation in its audit report, the chairman of the audit committee should clearly explain to the general meeting the opinion of the audit committee on its content and scope, making

a summary of this opinion available to shareholders at the time when the meeting is called, alongside the other Board proposals and reports.

Complies

9. That the company should permanently publish on its website the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders' Meetings, and the exercise of the right to vote or to issue a proxy.

And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.

Complies

10. That when a duly authenticated shareholder has exercised his or her right to complete the agenda or to make new proposals for resolutions in advance of the General Shareholders' Meeting, the company:

a) Should immediately distribute such complementary points and new proposals for resolutions.

b) Should publish the attendance, proxy and remote voting card specimen with the necessary changes such that the new agenda items and alternative proposals can be voted on in the same terms as those proposed by the Board of Directors.

c) Should submit all these points or alternative proposals to a vote and apply the same voting rules to them as to those formulated by the Board of Directors including, in particular, assumptions or default positions regarding votes for or against.

d) That after the General Shareholders' Meeting, a breakdown of the voting on said additions or alternative proposals is communicated.

Not applicable

11. That if the company intends to pay premiums for attending the General Shareholders' Meeting, it should establish in advance a general policy on such premiums and this policy should be stable.

Not applicable

12. That the Board of Directors should perform its functions with a unity of purpose and independence of criterion, treating all similarly situated shareholders equally and being guided by the best interests of the company, which is

understood to mean the pursuit of a profitable and sustainable business in the long term, promoting its continuity and maximising the economic value of the business.

And that in pursuit of the company's interest, in addition to complying with applicable law and rules and conducting itself on the basis of good faith, ethics and a respect for commonly accepted best practices, it should seek to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders that may be affected, as well as the impact of its corporate activities on the communities in which it operates and on the environment.

Complies

13. That the Board of Directors should be of an appropriate size to perform its duties effectively and in a collegial manner, which makes it advisable for it to have between five and fifteen members.

Complies

14. That the Board of Directors should approve a policy aimed at favouring an appropriate composition of the Board that:

a) Is concrete and verifiable;

b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the skills required by the Board of Directors; and

c) Favours diversity of knowledge, experience, age and gender. For these purposes, it is considered that the measures that encourage the company to have a significant number of female senior executives favour gender diversity.

That the result of the prior analysis of the skills required by the Board of Directors be contained in the supporting report from the nomination committee published upon calling the General Shareholders' Meeting to which the ratification, appointment or re-election of each director is submitted.

The nomination committee will annually verify compliance with this policy and explain its findings in the annual corporate governance report.

Complies

15. That proprietary and independent directors should constitute a substantial majority of the Board of Directors and that the number of

executive directors be kept to a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.

And that the number of female directors should represent at least 40% of the members of the Board of Directors before the end of 2022 and thereafter, and no less than 30% prior to that date.

Complies

16. That the number of proprietary directors as a percentage of the total number of non-executive director not be greater than the proportion of the company's share capital represented by those directors and the rest of the capital.

This criterion may be relaxed:

a) In large-cap companies where very few shareholdings are legally considered significant.

b) In the case of companies where a plurality of shareholders is represented on the Board of Directors without ties among them.

Complies

17. That the number of independent directors should represent at least half of the total number of directors.

That, however, when the company does not have a high level of market capitalisation or in the event that it is a large-cap company with one shareholder or a group of shareholders acting in a concert who together control more than 30% of the company's share capital, the number of independent directors should represent at least one third of the total number of directors.

Complies

18. That companies should publish the following information on its directors on their website, and keep it up to date:

a) Professional profile and biography.

b) Any other Boards to which the directors belong, regardless of whether or not the companies are listed, as well as any other remunerated activities engaged in, regardless of type.

c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.

d) Date of their first appointment as a director of the company's Board of Directors, and any subsequent re-elections.

e) Company shares and share options that they own.

Complies

19. That the annual corporate governance report, after verification by the nomination committee, should explain the reasons for the appointment of any proprietary directors at the proposal of the shareholders whose holding is less than 3%. It should also explain, if applicable, why formal requests from shareholders for presence on the Board were not honoured, when their shareholding was equal to or exceeded that of other shareholders whose proposal for proprietary directors was honoured.

Not applicable

20. That proprietary directors representing significant shareholders should resign from the Board when the shareholder they represent disposes of its entire shareholding. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors.

Not applicable

21. That the Board of Directors should not propose the dismissal of any independent director before the completion of the director's term provided for in the articles of incorporation unless the Board of Directors finds just cause and a prior report has been prepared by the nomination committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties inherent to his or her post as a director, fails to complete the tasks inherent to his or her post, or is affected by any of the circumstances which would cause the loss of independent status in accordance with applicable law.

The dismissal of independent directors may also be proposed as a result of a public takeover bid, merger or other similar corporate transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the board are the result of the proportionate representation criterion provided in Recommendation 16.

Complies

22. That companies should establish rules requiring that directors inform the Board of Directors and, when circumstances arise which affect them, whether or not related to their actions in the company itself, and which may harm the company's standing and reputation, and in particular requiring them to inform the Board of any criminal proceedings in which they appear as suspects or defendants, as well as of how the legal proceedings subsequently unfold.

And that, if the Board is informed or becomes aware in any other manner of any of the circumstances mentioned above, it must investigate the case as quickly as possible and, depending on the specific circumstances, decide, based on a report from the nomination and remuneration committee, whether or not any measure may be adopted, such as the opening of an internal investigation, asking the director to resign or proposing that he or she be dismissed. And that these events must be reported in the annual corporate governance report, unless there are any special reasons not to do so, which must also be noted in the minutes. This without prejudice to the information that the company must disseminate, if appropriate, at the time when the corresponding measures are implemented.

Complies

23. That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company's interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.

Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.

This recommendation also applies to the secretary of the Board of Directors, even if he or she is not a director.

Not applicable

24. That whenever, due to resignation or resolution of the General Shareholders' Meeting, a director leaves before the completion of his or her term in office, the director should explain the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons

for cessation, in a letter addressed to all members of the Board of Directors.

And that, without prejudice to all this being reported in the annual corporate governance report, insofar as it is relevant for investors, the company must publish the cessation as quickly as possible, adequately referring to the reasons or circumstances adduced by the director.

Complies

25. That the nomination committee should make sure that non-executive directors have sufficient time available in order to properly perform their duties.

And that the Board regulations establish the maximum number of company Boards on which directors may sit.

Complies

26. That the Board of Directors meet frequently enough so be able to effectively perform its duties, and at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items that do not originally appear on the agenda.

Complies

27. That director absences occur only when absolutely necessary and be quantified in the annual corporate governance report. And when absences do occur, that the director appoint a proxy with instructions.

Complies

28. That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes at the request of the director expressing them.

Not applicable

29. That the company should establish adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company's expense.

Complies

30. That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances make this advisable.

Complies

31. That the agenda for meetings should clearly indicate those matters on which the Board of Directors is to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.

When, in exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall be duly recorded in the minutes.

Complies

32. That directors be periodically informed of changes in shareholding and of the opinions of significant shareholders, investors and rating agencies of the company and its group.

Complies

33. That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out the duties assigned by law and the articles of incorporation, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances make this advisable.

Complies

34. That when there is a coordinating director, the articles of incorporation or Board regulations should confer upon him the following powers in addition to those conferred by law: to chair the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; to reflect the concerns of non-executive directors; to liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and to coordinate a succession plan for the chairman.

Complies

35. That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account such recommendations regarding good governance contained in this Good Governance Code as may be applicable to the company.

Complies

36. That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:

a) **The quality and efficiency of the Board of Directors' work.**

b) **The workings and composition of its committees.**

c) **Diversity in the composition and skills of the Board of Directors.**

d) **Performance of the chairman of the Board of Directors and the chief executive officer of the company.**

e) **Performance and input of each director, paying special attention to those in charge of the various Board committees.**

   In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the nomination committee.

   Every three years, the Board of Directors will rely for its evaluation upon the assistance of an external advisor, whose independence shall be verified by the nomination committee.

   Business relationships between the external adviser or any member of the adviser's group and the company or any company within its group must be specified in the annual corporate governance report.

   The process and the areas evaluated must be described in the annual corporate governance report.

Complies

37. That if there is an executive committee, there should be at least two non-executive directors, at least one of whom should be independent, and its secretary should be the secretary of the Board.

Complies

38. That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.

Complies

39. That all members of the audit committee, in particular its chairman, be appointed in consideration of their knowledge and experience in accounting, audit and risk management issues, both financial and non-financial.

Complies

40. That under the supervision of the audit committee, there should be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.

Complies

41. That the person in charge of the unit performing the internal audit function should present an annual work plan to the audit committee, for approval by that committee or by the Board, reporting directly on its execution, including any incidents or limitations of scope, the results and monitoring of its recommendations, and present an activity report at the end of each year.

Complies

42. That in addition to the provisions of applicable law, the audit committee should be responsible for the following:

1. With regard to information systems and internal control:

  a) Supervising and evaluating the process of preparation and the completeness of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, if applicable, to the group – including operating, technological, legal, social, environmental, political and reputational risk, or risk related to corruption – reviewing compliance with regulatory requirements, the appropriate delimitation of the scope of consolidation and the correct application of accounting criteria.

  b) Ensuring the independence of the unit charged with the internal audit function; proposing the selection, appointment and dismissal of the head of internal audit; proposing the budget for this service; approving or proposing its orientation or annual work plans for approval by the Board, making sure that its activity is focused primarily on material risks (including reputational risk); receiving periodic information on its activities; and verifying that senior management takes into account the conclusions and recommendations of its reports.

  c) Establishing and supervising a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report any potentially serious irregularities, especially those of a financial or accounting nature, that they observe in the company or its group. This mechanism must guarantee confidentiality and in any case provide for cases in which the communications can be made anonymously, respecting the rights of both the whistleblower and the person reported.

  d) Generally ensuring that internal control policies and systems are effectively applied in practice.

2. With regard to the external auditor:

  a) In the event that the external auditor resigns, examining the circumstances leading to such resignation.

  b) Ensuring that the remuneration paid to the external auditor for it work does not compromise the quality of the work or the auditor's independence.

  c) Making sure that the company informs the CNMV of the change of auditor, along with a statement on any differences that arose with the outgoing auditor and, if applicable, the contents thereof.

  d) Ensuring that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks performed and the development of the company's accounting situation and risks.

  e) Ensuring that the company and the external auditor comply with applicable rules regarding the provision of services other than auditing, limits on the concentration of the auditor's business and, in general, all other rules regarding auditors' independence.

Complies

43. That the audit committee be able to require the presence of any employee or manager of the company, even stipulating that he or she appear without the presence of any other member of management.

Complies

44. That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draw up a prior report to the Board of Directors on the economic conditions and accounting implications and, in particular, any exchange ratio involved.

Complies

45. That the risk management and control policy should identify or determine, as a minimum:

a) The various types of financial and non-financial risk (including operational, technological, financial, legal, social, environmental, political and reputational risks and risks relating to corruption) which the company faces, including among the financial or economic risks contingent liabilities and other off-balance sheet risks.

b) A risk control and management model based on different levels, which will include a specialised risk committee when sector regulations so require or the company considers it to be appropriate.

c) The level of risk that the company considers to be acceptable.

d) Measures in place to mitigate the impact of the risks identified in the event that they should materialise.

e) Internal control and information systems to be used in order to control and manage the aforementioned risks, including contingent liabilities or off-balance sheet risks.

Complies

46. That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal risk control and management function should exist, performed by an internal unit or department of the company which is expressly charged with the following responsibilities:

a) Ensuring the proper functioning of risk management and control systems and, in

particular, that they adequately identify, manage and quantify all material risks affecting the company.

b) Actively participating in drawing up the risk strategy and in important decisions regarding risk management.

c) Ensuring that the risk management and control systems adequately mitigate risks as defined by the policy laid down by the Board of Directors.

Complies

47. That in designating the members of the nomination and remuneration committee - or of the nomination committee and the remuneration committee if they are separate - care be taken to ensure that they have the knowledge, aptitudes and experience appropriate to the functions that they are called upon to perform and that the majority of said members are independent directors.

Complies

48. That large-cap companies have separate nomination and remuneration committees.

Explain

Article 40 of the Bylaws and Article 23 of the Regulation of the Board of Directors expressly state on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). The Board also considers that the workload of the Nominating, Compensation and Corporate Governance Committee and, therefore, its members, is reasonable and does not make it advisable, for the time being, to divide it into two separate committees.

Furthermore, it is noted that during the fiscal year 2023 the Board of Directors currently has reduced from five to three Consultative Committees (currently, the following ones: (i) Audit and Control Committee, (ii) the Nominating, Compensation and Corporate Governance Committee; and (iii) Sustainability and Regulation Committee, in addition to the Executive Commission.

49. That the nomination committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.

And that any director be able to ask the nomination committee to consider potential candidates that he or she considers suitable to fill a vacancy on the Board of Directors.

Complies

50. That the remuneration committee exercise its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:

a) Proposing the basic conditions of employment for senior management to the Board of Directors.

b) Verifying compliance with company's remuneration policy.

c) Periodically reviewing the remuneration policy applied to directors and senior managers, including share-based remuneration systems and their application, as well as ensuring that their individual remuneration is proportional to that received by the company's other directors and senior managers.

d) Making sure that potential conflicts of interest do not undermine the independence of external advice given to the board.

e) Verifying the information on remuneration of directors and senior managers contained in the various corporate documents, including the annual report on director remuneration.

Complies

51. That the remuneration committee should consult with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.

Complies

52. That the rules regarding the composition and workings of the supervision and control committees should appear in the regulations of the Board of Directors and that they should be consistent with those applying to legally mandatory committees in accordance with the foregoing recommendations, including:

a) That they be composed exclusively of non-executive directors, with a majority of independent directors.

b) That their chairpersons be independent directors.

c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and require them to render account of their activities and of the work performed in the first plenary session of the Board of Directors held after each committee meeting.

d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.

e) That their meetings be recorded and the minutes be made available to all directors.

Explain

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and in the specific Regulations of each one of them. Likewise, both Committees are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of four Independent Directors, and one with the category of "Other External".

2. The Board of Directors has a Consulting Committee (Sustainability and Regulation Committee) which has other functions strongly linked with the businesses developed by the Company and with management aspects. The mentioned Committee has some of the functions set out in Recommendations 53 and 54 below.

The Sustainability and Regulation Committee is expressly regulated in the Regulation of the Board of Directors, although with fewer details with respect to those that are legally mandatory. However, this non-mandatory committee is, in practice, subject to the operating rules set out in Recommendation 52 a), c), d) and e).

It has been considered that the Sustainability and Regulation Committee with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by Independent Directors but rather it is preferable to take into account

the technical knowledge and specific expertise of their members when appointing the Director to chair them who should sit on these committees. It should also be noted that all Board Committees are composed of a majority of independent Directors.

53. That verification of compliance with the company's policies and rules on environmental, social and corporate governance matters, and with the internal codes of conduct be assigned to one or divided among more than one committee of the Board of Directors, in the exercise of its power of self-organisation, may have decided to create. And that such committee be composed exclusively of non-executive directors, with a majority of these being independent directors, and that the minimum functions indicated in the next recommendation be specifically assigned to it.

Complies

54. The minimum functions referred to in the foregoing recommendation are the following:

a) **Monitoring of compliance with the company's internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values.**

b) **Monitoring the implementation of the general policy on communication of economic and financial information, non-financial and corporate information and communication with shareholders and investors, proxy advisors and other stakeholders. The manner in which the entity communicates and handles relations with small and medium-sized shareholders must also be monitored.**

c) **The periodic evaluation and review of the company's corporate governance system, and environmental and social policy, with a view to ensuring that they fulfil their purposes of promoting the interests of society and take account, as appropriate, of the legitimate interests of other stakeholders.**

d) **Supervision of the company's environmental and social practices to ensure they are in alignment with the established strategy and policy.**

e) **Supervision and evaluation of the way in which relations with the various stakeholders are handled.**

Complies

55. That environmental and social sustainability policies identify and include at least the following:

a) **The principles, commitments, objectives and strategy relating to shareholders, employees, clients, suppliers, social issues, the environment, diversity, tax responsibility, respect for human rights, and the prevention of corruption and other unlawful conducts.**

b) **Means or systems for monitoring compliance with these policies, their associated risks, and management.**

c) **Mechanisms for supervising non-financial risk, including that related to ethical aspects and aspects of business conduct.**

d) **Channels of communication, participation and dialogue with stakeholders.**

e) **Responsible communication practices that impede the manipulation of data and protect integrity and honour.**

Complies

56. That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.

Complies

57. That only executive directors should receive remuneration linked to corporate results and personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments referenced to the share price and long-term savings plans such as pension plans, retirement schemes or other provident schemes.

Consideration may be given to delivering shares to non-executive directors as remuneration providing this is conditional upon their holding them until they cease to be directors. The forgoing shall not apply to shares that the director may need to sell in order to meet the costs related to their acquisition.

Complies

58. That as regards variable remuneration, remuneration policies should incorporate the necessary limits and technical safeguards to ensure that such remuneration is in line with the professional performance of its beneficiaries and not based solely on general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.

b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with the company's rules and internal operating procedures and with its risk management and control policies.

c) Are based on balancing the attainment of short-, medium- and long-term objectives, so as to allow remuneration of continuous performance over a period of time long enough to be able to assess its contribution to the sustainable creation of value, such that the elements used to measure performance are not associated only with one-off, occasional or extraordinary events.

Complies

59. That the payment of variable remuneration components be subject to sufficient verification that previously established performance or other conditions have been effectively met. Entities must include in their annual report on director remuneration the criteria for the time required and methods used for this verification depending on the nature and characteristics of each variable component.

That, additionally, companies consider the inclusion of a reduction ('malus') clause for the deferral of the payment of a portion of variable remuneration components that would imply their total or partial loss if an event were to occur prior to the time of payment date that would make this advisable.

Complies

60. That remuneration related to company results should take into account any reservations that might appear in the external auditor's report and that would diminish said results.

Complies

61. That a material portion of executive directors' variable remuneration be linked to the delivery of shares or financial instruments referenced to the share price.

Complies

62. That once share or options or financial instruments have been allocated under remuneration schemes, executive directors be prohibited from transferring ownership or exercising options or rights until a term of at least three years has elapsed.

An exception is made in cases where the director has, at the time of the transfer or exercise of options or rights, a net economic exposure to changes in the share price for a market value equivalent to at least twice the amount of his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to the shares that the director may need to sell in order to meet the costs related to their acquisition or, following a favourable assessment by the nomination and remuneration committee, to deal with such extraordinary situations as may arise and so require.

Complies

63. That contractual arrangements should include a clause allowing the company to demand reimbursement of the variable remuneration components in the event that payment was not in accordance with the performance conditions or when payment was made based on data subsequently shown to have been inaccurate.

Complies

64. That payments for contract termination should not exceed an amount equivalent to two years of total annual remuneration and should not be paid until the company has been able to verify that the director has fulfilled all previously established criteria or conditions for payment.

For the purposes of this recommendation, payments for contractual termination will be considered to include any payments the accrual of which arises as a consequence of or on the occasion of the termination of the contractual relationship between the director and the company, including amounts not previously vested of long-term savings schemes and amounts paid by virtue of post-contractual non-competition agreements.

Explain

With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the

termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

Indicate whether any director voted against or abstained from approving this report.

No.

I declare that the details included in this statistical annex coincide and are consistent with the descriptions and details included in the annual corporate governance report published by the company.

4.9. Further information of interest

1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.

--

2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.

Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.

3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010.

- Note 1 to Section 4.2.2. of Annual Corporate Governance Report and Section A.2. of Annual Corporate Governance Report Statistical Annex

In accordance with the last submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on March 31, 2020, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:

1.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.

2.- BlackRock, Inc., Trident Merger, LLC, BlackRock Investment Management, LLC.

3.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.

4.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.

5.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.

6.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Institutional Trust Company, National Association.

7.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.

8.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc.

9.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.

10.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.

11.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.

12.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Capital Holdings, Inc., BlackRock Advisors, LLC.

13.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.

14.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.

15.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.

- Note 2 to Section A.2 of Annual Corporate Governance Report Statistical Annex

Information on significant shareholdings has been provided:

(i) According to information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the Annual Corporate Governance Report of Telefónica, S.A. for the financial year 2023. Furthermore, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. owned by BBVA at December 31, 2023 would increase by 0.168% without voting rights of the Company's share capital.

(ii) According to information provided by CaixaBank, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for the 2023 financial year.

(iii) According to the data contained in the communication sent by BlackRock, Inc. to the CNMV on March 31, 2020, updated in accordance with the share capital of the Company as at December 31, 2023. On October 7, 2022, BlackRock, Inc. filed a Form 13G/A with the SEC and according to the information notified, the stake in the share capital of Telefónica, S.A. is 4.98% (4.51% voting rights) updated according to the share capital of the Company on December 31, 2023.

(iv) According to the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023. This communication indicates that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company, which in turn is controlled by Public Investment Fund): (i) acquired shares representing 4.90% of the share capital of Telefónica, S.A., and (ii) entered into a conditional sale and purchase agreement for 5% of the shares of Telefónica, S.A., subject, among other matters, to the approval of the Spanish Council of Ministers. In addition, on September 11, 2023, Morgan Stanley notified the CNMV of a 12.178% interest in voting rights attributed to shares (0.007%) and through financial instruments (12.171%), including a financial instrument (put/call option) on 9.90% of the share capital of Telefónica, S.A. related to the risk management of the position under the financial transaction on the same shares as those referred to in the Public Investment Fund communication referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional shareholding.

- Note 3 to Section A.3 of Annual Corporate Governance Report Statistical Annex

In those cases where the total percentage of voting rights does not coincide with the sum of direct and indirect shareholdings, this is due to the rounding of decimals.

The total percentage of voting rights represented on the Board of Directors (8.77%) is the result of adding the total percentage of voting rights held by members of the Board of Directors (0.40%) and the total percentage of voting rights of the Company's significant shareholders represented on the Board of Directors: Banco Bilbao Vizcaya Argentaria, S.A. (4.86%), represented on the Board of Directors by the Proprietary Director Mr. José María Abril Pérez, and CaixaBank, S.A. (3.51%), represented on the Board of Directors by the Proprietary Director Mr. Isidro Fainé Casas.

- Note 4 to Section C.1.11 of Annual Corporate Governance Report Statistical Annex

Other positions held by the Company's Directors (other than those requested in section C.1.11) are listed below:

Mr. José María Álvarez-Pallete López is a member of the Advisory Board of Seat, S.A. He is also Chairman of Fundación Telefónica, S.A. and of the GSMA Association and is a Trustee of the following foundations: (i) Fundación Profuturo; (ii) Fundación Bancaria "La Caixa"; (iii) Fundación Inocente, Inocente; and (iv) Fundación Amigos de la Alhambra.

Mr. Isidro Fainé Casas is Chairman of the Fundación Instituto de Investigación "La Caixa" and of Cajas de Ahorro (Funcas). In addition, he is Honorary Chairman of Naturgy Energy Group, S.A., Special Advisor to the Board of "The Bank of East Asia" and member of the Board of Trustees of the Museo Nacional del Prado.

Mr. José Javier Echenique Landiríbar is Advisor of the Deusto Business School and of McKinsey Advisory Council and member of the Advisory Board of Telefónica España.

Mr. Ángel Vilá Boix is a Trustee of the Telefónica Foundation and a member of the Advisory Boards of Telefónica España and Telefónica Tech.

Ms. Carmen García de Andrés is Chairman of Fundación Tomillo and Trustee of the following foundations: (i) Fundación Aprendiendo a Ser; (ii) Fundación Secretariado Gitano; (iii) Fundación Somos F5; and (iv) Fundación Xavier de Salas. She is also Member of the Board of Directors of the Spanish Association of Foundations (AEF), currently serving as its Treasury and member of the executive committee. Likewise, she is responsible for the Women Diversity Program in PwC and collaborates mentoring women´s professional development programs.

Mr. Peter Löscher is Emeritus Member of the Advisory Council of the Singapore Economic Development Board, Member of the International Advisory Board of Bocconi University and Honorary Professor at Tongji University (Shanghai).

Ms. Verónica Pascual Boé is President of the Asti Talent and Technology Foundation and Vice President of the Endeavor Foundation.

Mr. Francisco Javier de Paz Mancho is a Trustee of the Atenea Foundation.

Mr. Francisco José Riberas Mera is Chairman of Sernauto (Association of Automotive Suppliers) and is a Trustee of the following foundations: (i) Fundación Consejo España-Estados Unidos; (ii) Fundación Consejo España-China; and (iii) Fundación Endeavor.

- Note 5 to Section C.1.12 of Annual Corporate Governance Report Statistical Annex

In accordance with the provisions of Article 27.2 of the Regulations of the Board of Directors, the Directors must dedicate the necessary time and effort to the performance of their duties, and for this purpose they must inform the Nominating, Compensation and Corporate Governance Committee of their other professional obligations in case they might interfere with the performance of their duties as Directors.

In this regard, those who belong to more than five Boards of Directors of other companies other than Telefónica,

S.A. and the companies of its Group may not be appointed as Directors of the Company.

For these purposes, a) all the Boards of Directors of companies that form part of the same Group shall be computed as a single Board; and b) those Boards of proprietary companies or companies that constitute vehicles or complements for the professional practice of the Director, his/her spouse or a person with an analogous relationship of affection, or his/her closest relatives, shall not be computed.

Exceptionally, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.

- Note 6 to Section C.1.14 of Annual Corporate Governance Report Statistical Annex

The total remuneration of Senior Management includes the amount corresponding to the gross shares that the Senior Executives of the Company received on 2023 at the end of the Third Cycle (2020-2023) of the Performance Share Plan.

- Note 7 to Section C.1.21 of Annual Corporate Governance Report Statistical Annex

In accordance with the provisions of Article 31.4 of the Company's Bylaws, in order for a Director to be appointed Chairman, he must have been a member of the Board of Directors for at least three years prior to his appointment. However, the aforementioned seniority shall not be necessary when the appointment is carried out with the favorable vote of at least 85% of the members of the Board of Directors.

- Note 8 to Section C.1.25 of Annual Corporate Governance Report Statistical Annex.

The number of meetings of the Sustainability and Quality Committee, the Regulation and Institutional Affairs Committee and the Strategy and Innovation Committee during 2023 was 11, respectively.

-Note 9 to Section C.2.1 of Annual Corporate Governance Report Statistical Annex

On February 20, 2024 and due to the expiry of the term of office of Mr. Peter Löscher as Chairman of the Audit and Control Committee, it was agreed to appoint Mr. José Javier Echenique Landiríbar as Chairman of the mentioned Committee, replacing Mr. Peter Löscher, who remains as a Member of the aforementioned Committee.

The Nominating, Remuneration and Corporate Governance Committee, at its meeting held on February 20, 2024, agreed to appoint Mr. Peter Löscher as Chairman of said Committee, replacing Mr. José Javier Echenique Landiríbar, who remains as a Member of said Committee.

-Note 10 to Section C.2.2 of Annual Corporate Governance Report Statistical Annex

The number of female Board Members who were members of the Regulation and Institutional Affairs Committee, the Sustainability and Quality Committee and the Strategy and Innovation Committee during fiscal years 2020 and 2023 is shown:

	2023 Year Number %	2022 Year Number %	2021 Year Number %	2020 Year Number %
Regulation and Institutional Affairs Committee	2 (50.00%)	2 (50.00%)	2 (50.00%)	1 (25.00%)
Sustainability and Quality Committee	4 (66.67%)	4 (66.67%)	4 (66.67%)	2 (40.00%)
Strategy and Innovation Committee	2 (40.00%)	2 (40.00%)	2 (40.00%)	1 (16.67%)

- Note 11 to Section D.2 of Annual Corporate Governance Report Statistical Annex

BBVA and/or Group BBVA: Banco Bilbao Vizcaya Argentaria, S.A. and/or the companies that form part of its group.

CaixaBank and/or Group CaixaBank: CaixaBank, S.A. and/or the companies that form part of its group.

N/A is indicated in those cases in which no proposal has been made to the Shareholders' Meeting as the transaction has been approved by the Board of Directors.

The amount of the transactions has been determined in accordance with the book value, consistent with that set forth in note 11 (Related Parties) of Telefónica's Consolidated Financial Statements for the year 2023. Notwithstanding the foregoing, Telefónica monitors the aggregate amount of related party transactions, valuing them in accordance with the criteria established by the CNMV for the purposes of complying with the related party transaction reporting regime regulated in Chapter VII bis of Title XIV of the Capital Companies Act.

- Note 12 to Section D.3 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 13 to Section D.4 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 14 to Section D.5 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 15 to Section G of Annual Corporate Governance Report Statistical Annex

It is noted that Recommendations 2, 11, 19, 20, 23 and 28 have been indicated as not applicable as the situation referred to in these Recommendations has not been verified during the 2023 financial year.

- Note 16: Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.

Financing agreements:

On March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.

On January 13, 2022, Telefónica, S.A. executed an amendment to the referred syndicated facility agreement with several domestic and international financial entities for a maximum aggregate amount of five thousand and five hundred (5,500) million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.

Likewise, on December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.

As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtain a majority of the voting rights, have the power to appoint a majority of the members of the management body, or have control over the financial and operating policies of the company.

_____

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the

Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company's Board of Directors at its meeting held on February 21, 2024.

Indicate whether any Directors voted against or abstained from voting on the approval of this report.

No.

Telefónica
Index
1 2 3 4 5 6
Consolidated management report 2023
Annual Report on Remuneration of the Directors



Annual Report on Remuneration of the Directors

Annual Report on Remuneration of the Directors

5.1. Annual Report on Remuneration

Introduction to the report

This section 5.1 and the section 5.2 below form the Annual Report, which must be drawn up and submitted to a vote of the General Shareholders' Meeting in an advisory manner. Pursuant to the provisions in Act 5 of April 12, 2021, amending the redrafted text of the Corporate Enterprises Act, this report forms part of the Company's Management Report. This will remain accessible on the websites of the Company and the Spanish National Securities Market Commission (CNMV) for the legally stipulated term.

This report is essentially composed of two sections:

- First, a summary of our Directors' Remuneration Policy (the Remuneration Policy) applicable in 2024, approved at the Company's General Shareholders' Meeting held on March 31, 2023, with 92.66% of the votes cast (this policy can be accessed at the following link: https://www.telefonica.com/en/wp-content/uploads/sites/5/2021/10/remunerations-policy-directors-telefonica.pdf).

- Secondly, it provides a description of how the Directors' Remuneration Policy has been applied during the fiscal year 2023. Two remuneration policies were applied that year;

  ◦ From 1 January to March 30, 2023, the Directors' Remuneration Policy approved at the Company's General Shareholders' Meeting held on April 23, 2021, with 88.97% of the votes cast. (this policy can be accessed at the following link: https://telefonica.com/en/wp-content/uploads/sites/4/2021/10/Politica-Remuneraciones-Consejeros-punto-IX-Orden-del-dia.pdf).

  ◦ From March 31, until December 31, 2023, the Directors' Remuneration Policy approved by the Company's General Shareholders' Meeting on March 31, 2023.

Outlined below is the background against which certain decisions related to the Remuneration Policy and its application have been made and considered by the Nominating, Compensation, and Corporate Governance Committee (NCCGC) and the Board of Directors of the Company

Telefónica's results in 2023

Telefónica has once again delivered solid results in 2023. Despite a changing macroeconomic context and uncertain competitive and regulatory environments, Telefónica once again met its commitments to the market for the third consecutive year (since COVID). These commitments had been revised upwards with the publication of the results for the first half of the year. In fact, with the publication of a Free Cash Flow figure of 4,227 million euros (reported in euros, including exchange rate impacts), Telefónica has exceeded market expectations and its own ambition to reach around 4 billion euros. Free Cash Flow is the best and most accurate indicator of the Company's situation as it reflects both the Company's operational performance and its increasingly solid strategic positioning.

At the operating level, revenues and OIBDA grew between 3% and 4% in organic terms, as well as in reported terms.

In terms of positioning, the ongoing execution of the Company's strategic plan is enabling it to continue to make progress in its transformation, becoming more relevant for Telefónica's customers, with networks at the cutting edge of technology, and with efficiency levels that make the Company fit for the future.

Based on the above, Telefónica has confirmed compliance with its targets and the cash dividend set for 2023.

In addition to the above, Telefónica continues to be an industry leader in terms of ESG, being part of CDP's Climate A List and holding the top position in the Digital Inclusion Benchmark (from the World Benchmarking Alliance), Ranking Digital Rights and FTSE4Good.

In more detail, the following aspects of the 2023 results would stand out:

- Maintaining a strong market position and growing value access, up 14% in FTTH (fibre to the home) and 3% in mobile contracts, while continuing to accelerate 5G deployment. In addition, improvements have been made in network agility, efficiency, intelligence, quality and sustainability (zero-touch process and AI). This is evidenced by the improvement in customer loyalty as measured by the Net Promoter Score (NPS) of 31 (+1 p.p. vs. 2022) and the reduction in customer churn rate.

- Profitable and sustainable organic growth in both revenues (+3.7%) and OIBDA (+3.1%) in organic terms. Revenue growth has been supported by service revenues (+3.8%), as well as the strong performance of B2B revenues (+6.3%), with T. Tech being a differential growth engine. Meanwhile, OIBDA growth is explained by a consistent generation of efficiencies through the transformation process undertaken by the company in recent years, which more than offsets inflationary pressures.

- The intensity of invested capital has decreased, resulting in an 8% growth in the OIBDA-CapEx ratio in 2023 (+8% organic). Additionally, the cash margin has improved by 0.8 percentage points to 19%, reflecting the Company's enhanced operational leverage.

- All of the above has allowed the Free Cash Flow, as above-mentioned, to reach EUR 3,98 billion, and EUR 4,227 millions excluding spectrum, exceeding the ambition communicated to the market with the release of first-half year results of around EUR 4 billion euros.

As part of Telefónica's commitment to create value for its stakeholders, the following milestones were achieved in 2023:

- Despite the macroeconomic context with high inflation and uncertainty, the sound evolution of the business has resulted in a strong performance of the stock and has allowed to continue with the dividend distribution policy. As a result, Telefónica's Total Shareholder Return ("TSR") over the last three years (2021-2023) has reached to 37.9%, outperforming the TSR of the Ibex-35 which was 37%, and the median TSR of the peer group used in the Long-Term Incentive Plan which was of 17.9%.

- The Company has updated its Climate Action Plan, approved by the Board of Directors, positioning Telefónica ahead of various regulatory requirements and in line with the recommendations of the TCFD ("Task Force on Climate-related Financial Disclosures") with more details on climate-related risks and opportunities, monitoring mechanisms, and accountability within the governance model, among other aspects.

- Reduction of Scope 1+2 CO_2 emissions by 81% compared to 2015 globally (51% considering Scope 1+2+3).

- 40% of women on the Board of Directors and 32,8% women in executive positions at December 31, 2023.

- Fair and equal pay for work of equal value, with an adjusted pay gap of 0.7%.

- 33.6% of the Group's total funding comes from funding linked to sustainability criteria.

New Strategic Plan 2023-2026 ("GPS Plan") and alignment of the Remuneration Policy

Telefónica has fulfilled the 5 strategic pillars presented in 2019. Our core markets have strengthened their position; Telefónica Tech has been key to complete our B2B transformation process; Telefónica Infra has not only reinforced the value of our infrastructure assets, but through the deployment of FTTH networks has contributed to the improvement of growth in our markets; and we have continued to reduce the exposure to the region in Hispam, establishing a more sustainable and self-sufficient model.

In this regard, the radical transformation carried out over the last few years has generated operational efficiencies and reduced capital intensity. Over the last three years (since the presentation in November 2019 of the previous strategic plan) the Company has returned to growth in reported terms, improved its OIBDA-CapEx margin, reduced its leverage levels and restored the payment of an attractive cash dividend. All of the above has allowed Telefónica to rank as one of the best companies in the sector in terms of operating cash margins.

In this context, Telefónica's new Strategic Plan - "Plan GPS" for the period 2023-2026 - was presented on 8 November. According to this plan, the Company aims to continue to grow ("Growth"), with greater profitability ("Profitability") and in a more sustainable way ("Sustainability").

The main financial targets of the GPS Plan are an approximate reported annual revenue growth of 1%, 2% CAGR of EBITDA, 5% CAGR of operating cash (EBITDAaL - CapEx) and above 10% CAGR of cash generation (Free Cash Flow). In addition, the Company is committed to pay, at a minimum, a cash dividend of 0.30 euros per share in the period 2023-2026.

To achieve these new and ambitious goals, the GPS plan relies on five key vectors to accelerate their achievement: (i) the sustainability of B2C revenue growth; (ii) maintaining the momentum of the B2B business; (iii) the evolution of revenue derived from agreements with the company's partners; (iv) obtaining efficiencies to help reduce cost structure; and (v) maintaining Telefónica's differential profile in the sector, being able to reduce investment.

In this context, the Remuneration Policy to be applied in 2024, specifically the design of Short and Long-Term Variable Remuneration, aims to incentivize the achievement of the strategic priorities of the GPS Plan (growth, profitability, and sustainability), as well as value creation for shareholders and other stakeholders. Section 5.1.4 of the Report provides detailed information on this matter.

Considering the above-mentioned, at the next 2024 Annual General Shareholders Meeting is envisaged to propose a Long-Term Incentive Plan for the period 2024-2028. For the first cycle 2024-2026, the objectives and weights that are planned to be proposed to the 2024 Annual General Shareholders Meeting are Relative TSR (50%), Free Cash Flow (40%), CO2 Emissions Scope 1+2 Neutralization (5%), and, as a novelty, with the aim of reflecting Telefónica's ambition for gender equality, the presence of women in executive positions (5%).

In addition, with the aim of incentivizing cash flow generation, it will be proposed the possibility of paying up to 150% of the incentive linked to this objective in case (i) a 115% level of achievement is reached and (ii) to ensure continuity in cash flow generation, the annual target objective is met in each of the three years of each cycle (for further information, see section 5.1.4).

Implementation of the Executive Directors' Remuneration Policy in 2023

Below is a summary of the main characteristics of the remuneration of Executive Directors for the year 2023:

- Fixed components of remuneration (Fixed Remuneration, Remuneration in Kind, and Pension Plan): unchanged from the previous year, subject to minor differences in the valuation of Remuneration in Kind.

- Short-Term Variable Remuneration: The metrics and relative weights established for 2023 were Operating Income (30%), OIBDA (30%), Free Cash Flow (20%), and non-financial objectives - ESG (20%).

The weighted payment coefficient has risen to 85,92% of the maximum amount, as a result of the overall achievement level of financial objectives being above the target level. In addition, the degree of performance of the non-financial - ESG has exceeded target levels except for Rep Trak, which has remained almost at the target level.

•

- Long-Term Variable Remuneration: the performance period of the first cycle of the Long-Term Incentive Plan approved by the Annual General Meeting of Shareholders in 2021 ended on 31 December 2023. 50% of the incentive was subject to the relative TSR, 40% to the Free Cash Flow generated in each of the years of the performance period, and 10% to the Neutralization of CO2 emissions Scope 1+2. Due to the strong performance of the stock and dividends paid during the 2021-2023 period, Telefónica's TSR has reached 37.9%. This percentage is higher than the TSR obtained by most of the companies in Telefónica's comparison group, allowing the payout linked to the Relative TSR objective to reach 78.9%. Additionally, both (i) the Free Cash Flow objective has been achieved, enabling the Company to continue reducing debt and improving flexibility, and (ii) the Neutralization of CO2 emissions objective has been achieved, in line with the commitments made by the Company regarding carbon emissions. Thus, the weighted payout coefficient of the Long-Term Variable Remuneration has reached 89.45%.



2021-2023 Total Shareholder Return

Tim Brasil 67.72
Deutsche Telekom 62.78
América Móvil 58.55
Koninklijke KPN 43.7
Swisscom 37.96
Telefónica 37.93
Orange 33.42
BT Group 11.96
Telenor -9.71
TeliaSonera -21.37
Liberty Global -24.35
Vodafone Group -25.68
Telecom Italia -27.07
Proximus -32.33
Millicom -39.7

5.1.1. Principles of the Remuneration Policy

GRI 2-19

The main focus of Telefónica's remunerative strategy is to attract, retain and motivate professionals of the Company, enabling it to achieve its strategic targets within the highly competitive and globalised setting in which it performs its business, by applying the most appropriate measures and practices for such purpose.

Based on the foregoing, the principles of the Remuneration Policy are the following:

		Executive Directors	Non-Executive Directors
Value creation	The Policy is consistent with Telefónica's commitment to growth, efficiency and long-term sustainable value creation for its stakeholders.	•	
Pay for Performance	A significant part of the total remuneration for the Executive Directors is variable and receiving it is subject to achieving financial, business, value creation and non-financial objectives, including ESG objectives. These objectives are predetermined, specific, quantifiable and aligned with the Company's corporate plan.	•	
Flexibility	The variable remuneration is not guaranteed and is sufficiently flexible so that there is a possibility of not paying this component.	•	
Competitiveness	In order to ensure the Company has the best professionals on board, the remuneration package must be competitive, both in its structure and its overall amount, with respect to other comparable companies at an international level.	•	•
Good Governance	When determining the remuneration for the Directors, the Company takes into consideration the developments taking place in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.	•	•
Fair Pay	Fair remuneration is provided for professional value, skills, experience, responsibility undertaken and results achieved. The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees and shares the same principles and criteria for action and incorporating the components included in the remuneration package for Telefónica's management group. The Policy is consistent with Telefónica's inclusive culture, which includes a commitment to diversity and inclusion management as a key element in connecting talent and growth as a company.	•	•
Suitability	The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.		•
Transparency	The level of transparency in relation to remuneration is in line with the best corporate governance practices in order to create trust among all the stakeholders, including shareholders and investors.	•	•

5.1.2. Our remuneration practices

GRI 2-19

Executive Directors

- Linking the payment of the remuneration to the Company's results ("pay for performance").

- The weighting of the financial metrics to which the Variable Remuneration is linked represents at least 80%.

- The remuneration is in line with the interests of our stakeholders, such that variable remuneration is linked to both financial and shareholder return objectives as well as non-financial objectives, including ESG (Environmental, Social and Governance) objectives.

- Long-Term Incentive Plans:

  ◦ A minimum performance period of three years for measurement of the objectives.

  ◦ Mainly in shares.

  ◦ Linked to metrics aligned with Telefónica's long-term strategic objectives.

  ◦ Inclusion of ESG linked objectives.

  ◦ Holding 100% of the awarded shares for a term of 24 months. This term is extended to 3 years extension as long as the number of shares subject to the permanent holding commitment has not been reached..

- Specific and uniform clawback clauses, which are applied to any variable remuneration component, complemented by a Recoupment Policy, which clearly and comprehensively regulates the Company's right to recover variable remunerations paid during the general three-year clawback period.

- Commitment to permanently hold shares for a value equivalent to twice the fixed remuneration.

- Consideration of the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.

- Recurrent external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Policy's design.

- No variable remuneration is guaranteed and the possibility of awarding extraordinary remuneration is not included. The Policy is consistent with Telefónica's commitment to diversity and inclusion management as a key element in connecting talent and growth as a company. Accordingly, Telefónica's staff is remunerated on the basis of their professional value, skills, experience, responsibility undertaken and results achieved.

Non-Executive Directors

- Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising its independence.

- The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company's performance.

- The Non-Executive Directors are not paid in shares, options, stock options or remuneration rights tied to the value thereof.

- The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.

5.1.3. The Remuneration Policy of Telefónica applicable in 2024

As detailed in the Introduction to the Report, during 2024, the Remuneration Policy approved by the General Shareholders' Meeting on March 31, 2023, with 92.66% of the votes cast, will be applicable. This Policy will remain in force until December 31, 2026, without prejudice to any adaptations or updates that may be carried out by the Board of Directors in accordance with the provisions therein, and any amendments that may be approved by the General Shareholders' Meeting of Telefónica at any time.

This Policy can be accessed at the Corporate website: https://www.telefonica.com/en/wp-content/uploads/sites/4/2021/10/politica-remuneraciones-consejeros-telefonica.pdf).

5.1.4. The Executive Directors' remuneration in 2024

- The Fixed Remuneration of the Executive Chairman has remained unchanged since 2013 when it was determined for his position as Chief Executive Officer and remained the same after his appointment as Chairman in 2016. In the case of the Chief Operating Officer, his amount remains unchanged since his appointment in 2017.

- Variable performance-related remuneration is significant in relation to total remuneration (79% for the Executive Chairman and 77% for the Chief Operating Officer)

- The main characteristics of variable remuneration remain unchanged, without prejudice to adapting metrics and achievement levels to the new Strategic Plan 2023-2026 (GPS Plan) and its main axes (Growth, Profitability, and Sustainability).

- Long-Term Variable Remuneration: it is expected to propose to the General Shareholders Meeting the approval of the Long-Term Incentive Plan 2024-2028, which will have similar characteristics to previous plans, and the maximum value of the allocated shares is below the maximum limit established in the Remuneration Policy.

- The structure and contribution levels (as a percentage of base salary) of the Executive Directors' Pension Plan are aligned with the conditions that apply to the rest of Telefónica's employees in Spain.

- Executive Directors fulfil the commitment to hold shares equivalent to two years of their gross Fixed Remuneration.

- Telefónica has an Executive Compensation Recoupment Policy, which clearly and comprehensively regulates the Company's right to recover variable remunerations paid during the general three-year clawback period.

As specified above, on the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer (COO).

Pay for performance and pay mix

Growth, Profitability, and Sustainability (GPS, for its initials in English) are the pillars of Telefónica's new Strategic Plan to lead the digital era.

The design of variable remuneration, aimed at incentivizing the achievement of the Company's objectives, both in the short and long term, is aligned with these three pillars of the GPS Plan:

i.   GROWTH, in the form of Operative Revenue objective included in Short-Term Variable Remuneration and the commitment to long-term shareholder value creation reflected in the Relative TSR metric included in Long-Term Variable Remuneration.

ii. PROFITABILITY, with the inclusion of the EBITDA objective in Short-Term Variable Remuneration, replacing the OIBDA objective.

iii. SUSTAINABILITY, both from a financial perspective and from the ESG perspective:

   – Financial: generation of Free Cash Flow growth included in both Short-Term and Long-Term Variable Remuneration.

   – ESG: through objectives related to the reduction of CO2 emissions, customer trust, and the percentage of women in executives positions. In this regard, the weighting of the latter objective has been increased in Short-Term Variable Remuneration and included in Long-Term Variable Remuneration.

All the objectives are predetermined, specific, quantifiable and aligned with Telefónica's strategic goals, strictly determined and assessed by the NCCGC, which monitors them, so that their alignment with Telefónica's social interests is ensured.

From the perspective of the remuneration mix the Executive Directors' pay package is leveraged mainly on variable remuneration, with most of the total remuneration being received only if the objectives set out for the short- and long-term variable remuneration are met. This pay structure is consistent with the "pay for performance" principle.

The Executive Directors therefore may not receive any variable remuneration in the event that the minimum performance thresholds are not met. The short-term and long-term variable remuneration percentage is significant in relation to the total remuneration. The pay mix for Telefónica's Executive Directors is shown below, a scenario where objectives an achieved at a target level:

Executive Directors' remuneration structure for 2024

At Telefónica, results-based remuneration has a significant weighting in total remuneration (remuneration structure for 100% or target level achievement)*



Performance-related remuneration (79%)

| Executive Chairman | 21% | 37% | 42% |

Performance-related remuneration (77%)

| Chief Operating Officer | 23% | 35% | 42% |

🟨 Fixed Remuneration   🟥 Short-Term Variable Remuneration   🟦 Long-Term Variable Remuneration*

*The remuneration mix is reflected assuming a Long-Term Variable Remuneration allocation equivalent to 200% of the Fixed Remuneration for the Executive Chairman and 180% for the Chief Operating Officer. Although this grant shares has not yet been made as it must be previously approved by the General Shareholders' Meeting in 2024. The graph does not include remuneration in kind, contributions to pension plans for Telefónica employees or contributions to the Executive Pension Plan.

	Type of objective	Metric	Weighting
Short-Term Variable Remuneration	**Operating and financial objectives (80%)**	Free Cash Flow	30%
		EBITDA[1]	25%
		Operating Revenue	25%
	Sustainability objectives - ESG (20%)	NPS	10%
		Gender Equality - % of women in executive positions	5%
		Climate Change - GHG Emissions	5%
Long-Term Variable Remuneration	**Value creation for shareholders and financial objectives (90%)**	Relative TSR[2]	50%
		Free Cash Flow	40%
	Sustainability objectives - ESG (10%)	Neutralization of CO_2 Emissions	5%
		Gender Equality - % of women in executive positions[1]	5%

1. The Board of Directors, at the proposal of the NCCGC, at its meeting of 21 February 2024, approved the replacement of the OIBDA metric by EBITDA in the Short-Term Variable Remuneration, as well as the incorporation of the Gender Equality objective in the first cycle of the Long-Term Incentive Plan 2024-2028 to be proposed at the next General Shareholders' Meeting. These adjustments seek to align variable remuneration with the priorities set out in the GPS Plan.

2. The comparison group is expected to consist of companies belonging to the telecommunications sector, weighted according to their relevance to Telefónica: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, Tim Brasil and Liberty Global.

Comparison Group

When establishing the remuneration package in 2024, NCCGC conducts a periodic review of the Directors' remunerations. As part of this process, an external competitiveness remuneration analyses are conducted, and the remuneration policy of the Executives and the organization's employees is also considered.

To carry out external competitiveness analyses, under the framework established in the Remuneration Policy, it is expected to propose a reference market established based on a series of objective criteria, as outlined below:

1. Sufficient number of companies to obtain statistically reliable and robust results.

2. Size (revenue, asset volume, market capitalization, and number of employees) and complexity of the business. For each of the selected companies, the dimension data for each of the mentioned variables must fall within predetermined ranges.

3. Geographic distribution: Only companies included in the Stoxx All Europe 100, Ibex-35, and European companies in the telecommunications sector have been considered.

4. Geographical scope: Companies with international presence.

5. Sectoral distribution: Multi sectoral sample with a homogeneous distribution, avoiding over-representation of sectors very different from Telefónica.

Taking these criteria into account, the comparison group would be composed of 20 European companies with international presence. The most represented geographies will be those where Telefónica's business presence is highest. Consequently, the country that will contribute with a higher number of companies to the comparison group will be Spain. Additionally, it will ensure of that the telecommunications sector has the highest relative weight within the group.

Considering this comparison group, the total remuneration of the Chief Executive Officer in a target scenario of objective achievement would fall between the median and the 75th percentile of the peer group.

Components of the remuneration package in 2024:

The elements included in the remuneration package for executive directors for the performance of their executive duties are similar to those of the 2023 fiscal year:

A. FIXED REMUNERATION

Purpose:

To reward the performance of their executive duties according to the level of responsibility, leadership and performance within the organization, promoting the retention of key staff and attracting top talent and creating sufficient economic independence to balance the significance of other remunerative items.

Amount:

	Amount	Δ vs 2023
Executive Chairman	€ 1,923,100	No changes since 2013 (in his capacity as CEO. It was also not modified in 2016 when Mr. Pallete was appointed as Chief Executive Officer).
Chief Operating Officer	€ 1,600,000	No changes since 2017 (year in which Mr. Vilá was appointed as Chief Operating Officer).

Functioning:

The annual gross fixed remuneration is paid on a monthly basis in cash. This remuneration is set by the Board of Directors at the proposal of the NCCGC and may be adjusted every year depending on the criteria approved from time to time by the NCCGC.

B. SHORT-TERM VARIABLE REMUNERATION

Purpose:

To reward the performance of a combination of financial, operational, business and non-financial objectives, including ESG objectives, that are predetermined, specific, measurable and aligned with Telefónica's strategic objectives.

Amount:

	Target Amount (% of RF*)	Maximum Target (% of RF*)
Executive Chairman	180%	233.1%
Chief Operating Office	150%	194%

The Maximum Amount in 2024 will be 129.5% of the Target Amount, within the maximum level established in the Remuneration Policy.

This Maximum Amount could be achieved in case of overachievement of the Free Cash Flow target, provided that the EBITDA target level is also met.

Functioning:

For the fiscal year 2024, the NCCGC has reviewed the objectives, metrics and performance scales to be applied in order to ensure fulfillment of the GPS Plan, which aims to drive the growth, profitability, and sustainability of the Company.

As a result, based on the NCCGC's proposal, the Board has selected the quantifiable and measurable indicators that best reflect the strategic priorities outlined above.

For the purpose of calculating the payment coefficient obtained for each level of objective performance, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In the case of 100% objective performance, the Target Amount Short-Term Variable Remuneration will be paid and, in case of maximum objective performance the Maximum Amount Short-Term Variable Remuneration will be received.

Information in greater detail is provided below about the performance scales for each of the objectives and how the stipulated maximum is achieved:

Metrics	Weighting (%)	Payout levels (% of target)			% of maximum weighted payment
		Min.	Target	Max.	
Financial Objectives (80%)					
Free Cash Flow	30%	50%	100%	140%	40.00%
EBITDA	25%	50%	100%	125%	31.25%
Operating Revenue	25%	50%	100%	125%	31.25%
ESG Objectives (20%)					
NPS	10%	50%	100%	125%	12.50%
Gender Equality - % of women in executive positions	5%	50%	100%	125%	6.25%
Climate Change - GHG Emissions	5%	50%	100%	125%	6.25%
	100%				**129.50%**

In order to calculate the amount of the Short-Term Variable Remuneration, the NCCGC firstly considers the level of achievement and weighting of each objectives on an individual basis and then the overall level of achievement of the objectives as a whole. For such purpose, it applies the internal objective assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the NCCGC is supported by the Audit and Control Committee, which provides information about the results audited by the company's external auditor (PRICEWATERHOUSECOOPERS AUDITORES, S.L.) and by the internal audit. The Committee also considers any associated risk for both setting the objectives and assessing their performance thereof.

In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessment are disregarded and the long-term quality of the results and any associated risk are considered in the proposed Short-Term Variable Remuneration.

The Short-Term Variable Remuneration is fully paid in cash providing the targets set for this purpose have been

achieved. This remuneration will not be paid until the NCCGC and the Audit and Supervisory Committee have carried out the actions described above in the first quarter of the following year, in line with recommendation 59 of the CNMV's Good Governance Code for listed companies.

Moreover, the NCCGC is authorized make a proposal to the Board of Directors to fully or partially cancel payment of the short-term variable remuneration if certain unforeseen circumstances arise, as described in this Report, as well as its partial or full clawback within twenty-four (36) months after the payment thereof.

This clawback authority has been developed in a specific Recoupment Policy ("Executive Officer Compensation Recoupment Policy") approved by the Board of Directors in 2023, at the proposal of the NCCGC, applicable to Executive Directors and other Company executives, with which Telefónica consolidates its commitment to best practices in remuneration at the international level and complies with the listing requirements for issuers of foreign securities listed on the New York Stock Exchange. The following section on variable remuneration clawback clauses sets out the main terms of this policy.

C. LONG-TERM VARIABLE REMUNERATION

Purpose:

To increase the Executive Directors' and management team's commitment to the company and its corporate plan, linking their remuneration to creating value for the shareholders and sustainable strategic objective performance, so that they are in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plan, the company also aims at offering a competitive remuneration package that contributes to retaining the managers who hold key positions in the organization.

Description of granted Long-Term Variable Remuneration incentives in force in 2024:

The cycles in force in 2024 arising from long-term incentive plans are as follows:

	Performance period	Number of granted shares for achieving 100% of objectives (Value of shares allocated as % of Fixed Remuneration)	
		Executive Chairman	**Chief Operating Officer**
Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2021			
Second cycle	2022-2024	995,000 (200%)	745,000 (180%)
Third cycle	2023-2025	1,110,000 (200%)	831,000 (180%)
Long-Term Incentive Plan to be approved by the General Shareholders' Meeting of 2024			
First cycle	2024-2026	Pending grant	Pending grant

- Notes to the table:
- The number of shares to be delivered at the end of each of the cycles will depend on the number of granted shares and the degree of achievement with the objectives of the Plan.
- As of the submission of this Report, the grant of shares for the First Cycle of the Long-Term Incentive Plan, which must be approved by the General Shareholders' Meeting of 2024, has not yet been carried out. In any case, the grant will be made respecting the maximum limit established in the Remuneration Policy.
- The number of shares indicated for the cycles of the Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2021 is the maximum number that the Executive Directors may receive in case of meeting or exceeding the targets. This number is significantly lower than the maximum limit approved in the aforementioned Meeting
- If the objectives are met, the shares will be delivered once the accounts for the last financial year of the measurement period have been prepared and audited, as established in recommendation 59 of the CNMV's Code of Good Governance for listed companies.

Metrics	Weighting (%)	Company results	Incentive to be accrued(%)
Relative TSR[1]	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	115% achievement	150%
		100% achievement	100%
		92% achievement	50%
		Below 90% achievement	0%
Neutralization of CO2 emissions scopes 1+2 [2]	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%
Gender Equality - Presence of Women in Executive Positions	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%

[1] Comparison group: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom, Liberty Global.
[2] In addition, a minimum level of emission reductions must be achieved for the incentive to be paid.

Each of these metrics is explained below:

Relative TSR (50%)

Definition: Share profitability taking into account the sum of the cumulative variation of Telefónica's share value, plus the dividends and other similar items received by shareholders during the cycle in question.

Determining the level of achievement: The evolution of TSR from Telefónica's shares is measured from the beginning of the cycle (2024) until the end of such cycle (2026), in relation to the TSR from other companies pertaining to the telecommunication sector, weighted depending on their relevance to Telefónica S.A. that, for the purpose of the Plan, will be used as the comparison group. The companies included in the comparison group are the following: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom and Liberty Global.

Performance Scale: The number of shares to be delivered associated with the performance of this objective will be between 15% of the number of target theoretical shares granted, in the case the evolution of the TSR of Telefónica S.A.'s shares is, at least, the median of the Comparison Group (below this threshold no incentive will be payable) and 50% if the evolution is in the third or higher quartile of the comparison group. The results between the median and the third quartile, the incentive level will be calculated by linear interpolation.

Operation of the New Long-Term Incentive Plan 2024-2028:

At the next General Shareholders' Meeting in 2024, it is planned to propose a Long-Term Incentive Plan 2024-2028 consisting of the delivery of Telefónica, S.A. shares to Telefónica Group Executives, including Telefónica, S.A. Executive Directors who, complying with the requirements established for such purpose, are invited to participate in the Plan.

It is expected to have a total duration of five (5) years and to be divided into three (3) cycles, independent of each other, of three (3) years each (First Cycle 2024-2026, Second Cycle 2025-2027 and Third Cycle 2026-2028).

The design of the Plan has similar characteristics to those of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2021, without prejudice to the inclusion of the following new features in the First Cycle to align it with the GPS Plan: (i) possibility of a payout level above the target level in the event of overachievement of the Free Cash Flow target and (ii) incorporation of the objective of percentage of women in executive positions.

The shares corresponding to each cycle will be delivered three years after the beginning of each cycle, once the accounts for the last financial year of the measurement period have been prepared and audited, as established in recommendation 59 of the CNMV's Good Governance Code of Listed Companies.

The metrics to be established for the First Cycle of the Long Term Incentive Plan 2024-2026 are Relative TSR (50%), Free Cash Flow (40%), CO2 Emission Neutralisation (5%) and presence of Women in Executive positions (5%):

Free Cash Flow (40%)

Definition: Free cash flow generation (FCF).

Determining the level of achievement: The level of FCF generated by the Telefónica Group is measured during each year, in comparison with the value set in the budgets approved by the Board of Directors for each year, considering the final level of FCF performance, the average of the annual partial results obtained and approved by the NCCGC.

Performance Scale:

The scale of attainment for the First Cycle will be as follows:

i. Minimum threshold of 92% achievement, below which no incentive is paid and the performance of which implies 20% of the theoretical target actions allocated.

ii. Target level of 100% achievement, which implies the delivery of 40% of the theoretical target shares assigned.

iii. Maximum level of 115% achievement, which would entail the delivery of an additional 20% to the theoretical target shares granted, and which will be applicable provided that the 100% target of Free Cash Flow is met in each of the years comprising this first cycle (2024-2026), thus ensuring continuity in cash generation while incentivizing overachievement.

It should be noted that the following adjustments have been made with respect to the third cycle of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2021 with the aim of aligning Long-Term Variable Remuneration with the ambitious Free Cash Flow target set in the GPS Plan: (i) the minimum requirement level has been raised from 90% to 92%, and (ii) the possibility to over-achieve the objective up to 115% has been established.

Neutralization of CO_2 Emissions (5%)

Definition: Level of neutralization/Offset of the Telefónica Group's CO2 emissions at the end of each cycle of the Plan, with the additional requirement for this part of the incentive to be paid being to achieve a minimum level of scope 1 + 2 emissions reduction, in line with the 1.5 °C scenario of the Paris Agreement (SBTi). All this is aimed at achieving net zero emissions by 2040 and neutralising scope 1+2 emissions from 2025 in its main markets.

Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from daily activity caused by fuel consumption, leakage of refrigerant gases and electricity use.

Emission neutralisation/offsetting is the purchase of carbon credits to absorb or reduce CO2 emissions from the atmosphere.

In accordance with Telefónica's Climate Action Plan, and the recommendations of SBTi, carbon credits for reducing emissions from deforestation and degradation will also be accepted, with the aim of contributing to slowing deforestation in certain regions where Telefónica operates.

Carbon credits involve the purchase of CO2 certificates on the voluntary market. These credits are generated from projects that absorb or reduce the emission of CO2 from the atmosphere, which must be certified to international standards of the highest quality and where possible have social benefits associated with them. This is verified on an annual basis by an external auditor.

Determining the level of achievement: Neutralisation/offsetting of emissions is calculated as the ratio between the amount of carbon credits retired on behalf of the Company and the scope 1+2 emissions.

The level of direct and indirect CO2 emissions from Telefónica's daily activity is calculated according to the following formula:

$$CO_2 \text{ emission} = \text{Activity Data} \times \text{Emission Factor}$$

Where:
- Activity Data: The amount of energy, fuel, gas, etc. consumed by the company during the year.
- Emission Factor: The amount of CO2 emitted into the atmosphere by the consumption of each activity unit.

For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors are used and IPCC (UN Intergovernmental Panel on Climate Change).

Performance Scale: The Board of Directors, according to a proposal made by the NCCGC, has determined a performance scale that includes a minimum threshold of 90% achievement, below which no incentive is paid and the achievement of which implies 2.5% of the theoretical shares granted being delivered, and a maximum level of 100% achievement, which implies 5% of the theoretical shares granted being delivered. In addition, achieving a minimum level of emission reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will be necessary for this part of the incentive to be paid.

% of Women in Executive positions (5%)

Definition: Percentage of women in executive positions in the Telefónica Group at 31 December 2026, measured as the number of women in management positions compared to the total number of executive positions in Telefónica.

Determination the level of achievement: The percentage of women executive positions is compared to the target percentage set by the Board of Directors for 2026.

Performance Scale: The Board of Directors, at the proposal of the NCCGC, has determined a performance scale that includes a minimum threshold of 90%

compliance, below which no incentive will be paid and compliance with which will entail the delivery of 2.5% of the theoretical shares granted, and a maximum level of 100% compliance, which will entail the delivery of 5% of the theoretical shares granted.

The NCCGC conducts an assessment of the objectives on an annual basis and, once each cycle has ended, the level of performance is determined. When conducting this assessment, the NCCGC is supported by the Audit and Control Committee, which provides information on the results audited by the external auditor and the Company's internal auditor, which will have been analysed first by the Audit and Control Committee itself. The NCCGC also considers any associated risk for both setting the targets and assessing their achievement.

When determining the objective performance level, any positive or negative economic effects caused by extraordinary events that may distort the findings of the assessment are disregarded and the long-term quality of the results are considered in the proposed Long-Term Variable Remuneration.

The Members will not receive the shares to which they may be entitled until the NCCGC and the Audit and Control Committee have carried out the actions described above.in line with recommendation 59 of the Code of Good Governance.The amount paid, if any, will be subject to the clawback clauses described in the following subsection "Clawback clauses for variable remuneration" of this Report.

In any case, 100% of the shares settled within the scope of the Plan to the Executive Directors are subject to a retention period of two years. In addition, as stipulated in Remuneration Policy the Executive Directors must hold (directly or indirectly) a number of shares (including those settled as remuneration) equivalent to two years' gross Fixed Remuneration as long as they are members on the Board of Directors and perform executive duties.

Until this requirement is met, the retention period for any shares given to Executive Directors under the Plan, if any, is three years.

The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the NCCGC, to cover extraordinary situations where this is required.

Operation of the Second (2022-2025) and Third cycle (2023-2026) of the Long Term Incentive Plan 2021-2026:

The main characteristics of these cycles are described in the Annual Directors' Remuneration Reports for the years 2021 and 2022.
Notwithstanding the above, the metrics, weightings and payout levels depending on the level of compliance for these cycles are set out below:

Metrics	Weighting (%)	Company results	Incentive to be accrued(%)
Relative TSR[1]	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%
Neutralization of CO2 emissions scopes 1+2 [2]	10%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%

[1] Comparison group: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom, Liberty Global.
[2] In addition, a minimum level of emission reductions must be achieved for the incentive to be paid.

Impact of a change in control on Long-Term Variable Remuneration:

In the event of a change in control in Telefónica, the cycles in progress in 2024 will be subject to early settlement on a pro rata basis, delivering to the Members, where appropriate, the shares, or the equivalent amount in cash, taking into account for such purpose the closing price of the last stock exchange session of the month immediately prior to the date on which the change of control occurs.

The incentive to be paid is pro-rated for the time elapsed since the start date of the relevant cycle, and adjusted according to the achievement of targets on the date of the change of control.

D. PENSION PLAN FOR TELEFÓNICA'S EMPLOYEES

Contributions:

The Pension Plan for the Executive Directors follows the same structure as in recent years and both the determination of the amounts and the conditions described below are identical to those applied to the rest of Telefónica's staff in Spain:

- The Executive Chairman: 6.87% of his base salary, plus 2.2% as a mandatory contribution to be made by the Executive Chairman up to the maximum annual limit that the law stipulates from time to time.

- Chief Operating Officer: 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer up to the maximum annual limit that the law stipulates from time to time.

Functioning:

As described in each of the Executive Directors contracts, the Pension Plan is a defined-contribution plan and the contingencies covered are as follows: retirement; the member's death; the beneficiary's death; total and permanent disability to work in one's usual profession,

absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the member.

The benefits consist of the economic right accrued by the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It is quantified according to the number of account units that correspond to each member based on the amounts contributed to the Pension Plan and is assessed for the purpose of payment according to the value of the account unit from the business day before the date when the benefits become effective.

The members may also exercise their vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.

The Pension Plan is included within the "Fonditel B Fondo de Pensiones," managed by Fonditel Pensiones, EGFP, S.A.

In the fiscal year 2024 the law may change the financial and tax limits for contributions to pension plans. In this respect, as has been the case in the past, a collective unit-link insurance policy has been taken out to cover the excess of contribution over the annual fiscal limits included in the legislation

This unit-link insurance policy taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros covers the same contingencies as those included in the Pension Plan with the same exceptional liquidity events in the case of serious illness or long-term unemployment.

E. REMUNERATION IN KIND

In addition to the life insurance policy covering death or disability described above, the Executive Directors are provided with a general health insurance policy and dental coverage as remuneration in kind and they are also provided with a company vehicle, all of the foregoing in line with the general policy applicable to the Company's Executives.

The Executive Directors also participated in the Global Employee Share Purchase Plan (PLAN100), under the same conditions as the rest of Telefónica's employees. The Executive Directors decided to allocate the maximum amount established in the PLAN 100 (€1,800) to the acquisition of shares. Under the terms of the PLAN100, the Executive Directors will each receive 589 shares, 489 from their contribution to the acquisition of the shares and 100 which will be given free of charge by the company to all beneficiaries to commemorate the Company's centenary.

Moreover, Telefónica has taken out a third-party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the usual terms and conditions for these kinds of insurance policies. This policy also includes the company's subsidiaries in certain cases.

Clawback clauses for the variable remuneration

> Telefónica has an Executive Compensation Recoupment Policy, which clearly and comprehensively regulates the company's right to recover variable compensations paid during the general three-year clawback period.

The Remuneration Policy submitted to the vote of the General Shareholders' Meeting in 2023 standardized the clawback clauses applicable to all variable remuneration, establishing that the Board of Directors shall assess, following a report from the NCCGC, whether it is appropriate (i) to cancel all or part of the variable remuneration that is pending payment, and/or (ii) the total or partial recovery of any element of variable remuneration within thirty-six (36) months after the payment thereof ("clawback"), when there are certain exceptional circumstances that affect the Company's results, or that derive from an inappropriate conduct of the Executive Director.

Additionally, this regime has been complemented and developed by an Executive Officer Compensation Recoupment Policy approved by the Board of Directors in 2023, at the proposal of the NCCGC, with which Telefónica consolidates its commitment to the best practices in remuneration matters at international level and complies with the listing requirements for issuers of foreign securities listed on the New York Stock Exchange, as well as with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of the United States of America (U. S. Dodd-Frank Wall Street Reform and Consumer Protection Act). S. Dodd-Frank Wall Street Reform and Consumer Protection Act.)

Regarding clawback formulae or clauses in order to claim the return of the variable remuneration components based on results, the following should be taken into account if such components have been paid based on data that is later clearly shown to be inaccurate, and in order to adopt measures to avoid any conflict of interest:

• The NCCGC is authorized to propose cancellation of payment of the variable remuneration to the Board of Directors under circumstances of this kind.

• Furthermore, the NCCGC must assess whether exceptional circumstances of this kind could even lead to termination of the relationship with the respective party or parties responsible, proposing to the Board of Directors that such measures should be adopted as may be appropriate.

For these purposes, exceptional situations shall be deemed as those that will be subject to assessment by the Board of Directors, among others, as examples but not limited thereto, the following:

• Reformulating the company's financial statements without being based on an amendment of the applicable accounting standards.

- If the Executive Officer has been sanctioned for a serious breach of the code of conduct and other internal regulations or serious breach of the regulations that are also applicable thereto.

- In any case, when it is shown that the variable remuneration component in question has been partially or fully assessed based on information that is clearly proven to be false or inaccurate *a posteriori*, or other unforeseen circumstances not accepted by the company that have a serious negative impact on the profit and loss accounts.

- If the company's external auditor includes exceptions in its report that reduce the results taken into consideration to determine the amount of the variable remuneration payable.

Possible severance pay

The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or for third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.

Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which could amount to a maximum of four (4) annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two (2) amounts of annual variable remuneration paid pursuant to the contracts.

In addition, the Executive Directors are members of an Executive Pension Plan that covers the contingencies of retirement, early retirement, permanent total or absolute disability or severe disability and death, the annual contribution to which is equivalent to 35% of the Fixed Remuneration, after deducting the contributions made to the Pension Plan for Telefónica employees described in section D above. However, the receipt of the remuneration described in the previous paragraph is incompatible with the awarding of any financial rights related to this Executive Pension Plan. Therefore, if an Executive Director receives the aforementioned financial remuneration, he/she would not be entitled to any financial rights under this Plan.

The implementation vehicle of this Plan approved in 2006 is a unit-linked group life insurance policy taken out with an insurance company, and the amount of the benefit under this guarantee will be equivalent to the mathematical provision applicable to the insured on the date on which the policyholder notifies and proves to the

insurance company that he/she is in one of the situations covered by the Plan.

There is currently no vesting of economic rights in favor of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the NCCGC, the Board of Directors could make the appropriate adjustments.

Even though there are no changes planned for the functioning of this Plan, any adjustments to be made to the Executive Pension Plan must be approved by the Board of Directors. These adjustments must be justified and proposed by the NCCGC. The reasons for the adjustments must be duly explained in the annual report on the directors' remuneration.

Contractual terms and conditions for the Executive Directors

The contracts that currently regulate the Executive Directors performing their duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These contracts were been proposed by the NCCGC, approved by the Board of Directors and have not suffered any significant modifications in 2023.

In addition to the severance pay terms and conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors' contracts:

- Term: Indefinite

- Prior notice: There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Chief Operating Officer, being stipulated that he must notify such unilateral decision in writing with at least three months' prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the period of prior notice he had failed to observe.

- Exclusivity: During the term of the contracts, it is prohibited to sign (either directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.

- Non-competition clause: The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.

  On the other hand, it states that the relationship is incompatible, during the term of the clause (two (2) years after the termination of the contract for any reason) with directly or indirectly rendering services, as an employee

or self-employed, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.

- Non-disclosure: While the relationship remains in force and also after the termination thereof, there is a non-disclosure duty regarding any information, data and any kinds of reserved and confidential documents that they have knowledge of or to which they have had access as a result of performing their duties.

- Compliance with the regulatory system: The contracts include the obligation to abide by the rules and obligations set out within Telefónica's regulatory system, which are contained, among other regulations, in the Board of Directors' Regulations and Telefónica's Internal Stock Market Conduct Regulations.

Shareholding commitment

> Executive Directors more than meet the shareholding commitment of two years' gross fixed remuneration.

As stipulated in the Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two (2) years' gross fixed remuneration as long as they are members on the Board of Directors and perform executive duties.

The term set for achieving this objective is five years, counted from 1 January 2019 or, in the case of Executive Directors appointed at a later time, counted from the date of their appointment, unless the Board of Directors/ NCCGC approve a longer term when exceptional situations arise.

	Shareholding Requirement
Executive Chairman	200% Gross Fixed Remuneration
Chief Operating Officer	200% Gross Fixed Remuneration

As long as the number of shares subject to this commitment has not been reached, the shares that the Executive Director receives within the scope of any variable remuneration component will be subject to a minimum retention period of 3 years; therefore raising the Executive Director's level of commitment.

The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the NCCGC, to cover extraordinary situations where this is required.

This commitment will be verified by the NCCGC, which, among other issues, will consider aspects such as the share price to be taken into account or the regularity with which the holding commitment will be reviewed.

As of December 31, 2023, the Executive Chairman of the Company, Mr José María Álvarez-Pallete López, held 2,313,994 shares in Telefónica, S.A.

The Chief Operating Officer (COO), Mr. Ángel Vilá Boix, held 697,347 Telefónica shares.

The price at which the Executive Directors acquired their shares represents an amount that was well over twice their Fixed Remuneration.

5.1.5. The Directors' remuneration in their positions as such in 2024

> The remuneration payable to the Directors in their positions as such remains unchanged since 2012.

The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General Shareholders' Meeting, pursuant to the provisions in Article 35 of the Articles of Association.

According to the foregoing, the Ordinary General Shareholders' Meeting held on April 11, 2003 set the annual gross maximum amount for the remuneration at €6,000,000 payable to the Directors in their positions as members of the Board of Directors.

The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, taking into account the duties and responsibilities assigned to each Director, membership on Committees within the Board of Directors and other objective circumstances that would be considered relevant.

Regarding the fiscal year 2024, according to the market information available, the Committee has proposed to the Board not to increase the Directors' fixed remuneration, This remuneration has remained the same since 2012.

	Board of Directors	Executive Committee	Advisory or Supervisory Committee (*)
Chairman (**)	€240,000	€80,000	€22,400
Vicepresident	€200,000	€80,000	-
Propietary Member	€120,000	€80,000	€11,200
Independent Member	€120,000	€80,000	€11,200
Other External Member	€120,000	€80,000	€11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Supervisory Committees is €1,000.
(**) In this regard, the Executive Chairman has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee), as he has done in previous years.

The Executive Directors can waive payment of the aforementioned amounts.

Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica's subsidiaries and investee companies.

5.1.6. Application of the Remuneration Policy in 2023

GRI 2-19

Summary of the Remuneration Policy applied in 2023 and the results of the ballot on the Annual Report on Remuneration of the Directors for 2022

The remuneration for the year 2023 has followed the terms established in the following remuneration policies:

- From January 1st to March 30th: The Remuneration Policy for Directors approved at the General Shareholders' Meeting of the Company held on April 23, 2021, with 88,97% of the votes cast (the policy can be found at the following link: https://telefonica.com/en/wp-content/uploads/sites/4/2021/10/Politica-Remuneraciones-Consejeros-punto-IX-Orden-del-dia.pdf.

- From March 31st to December 31st: The Remuneration Policy approved by the General Shareholders' Meeting on March 31, 2023 (the link to this policy can be found in section 5.1.3). This policy is consistent with the one approved by the General Shareholders' Meeting on April 23, 2021. In relation to Executive Directors, the possibility of granting extraordinary remuneration was eliminated, and the duration of the clawback period was extended to thirty-six (36) months.

There have been no deviations from the procedure for the application of the Remuneration Policy in force at any given time, nor have any temporary exceptions to it been applied.

In this respect, the remuneration obtained in 2023 to the Executive Directors and the Directors in their positions as such consists of the same components as those described for the current Remuneration Policy in force in 2024.

The detailed description of the Directors' remuneration system for 2023 was included in section 5.1.4 of the DRR for 2022. This report was approved by 92.81% of the votes cast, with a 6.28% of votes against and 0.91% abstentions.

The Executive Directors' remuneration in 2023

has remained unchanged since 2013 when it was determined for his position as Chief Executive Officer and remained the same after his appointment as Chairman in 2016. In the case of the Chief Operating Officer, his amount remains unchanged since his appointment in 2017.

- The Short-Term Variable Remuneration obtained by the Executive Directors amounted to 85.92% of the maximum amount.

- The weighted payout ratio of the first cycle of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2021 was 89.45%. This percentage is explained by the good performance of Telefónica's Free Cash Flow and Total Shareholder Return (TSR) in the period 2021-2023, which was above the TSR obtained by most of the companies included in the comparison group. In addition, Telefónica has met its Emission Neutralisation target.

- The total remuneration earned by Executive Directors is below the maximum remuneration established in

A. FIXED REMUNERATION

The Executive Chairman: €1,923,100.

In case of the Executive Chairman, the amount of his Fixed Remuneration in 2023 was the same as that paid since 2013, which was determined in his position as Chief Operating Officer, which remained the same after his appointment as Chairman in 2016.

The Chief Operating Officer: €1,600,000.

This remuneration is the same as the amount paid when Mr. Vilá was appointed as the company's Chief Operating Officer on 26 July 2017.

B. SHORT-TERM VARIABLE REMUNERATION

The Executive Chairman: €3,717,737

Calculated as the fixed remuneration (€1,923,100) multiplied by the Maximum Amount (225%) multiplied by the weighted pay coefficient (85.92%).

The Chief Operating Officer: €2.577.600

Calculated as the fixed remuneration (€1,600,000) multiplied by the Maximum Amount (187.5%) multiplied by the weighted pay coefficient (85.92%).

For fiscal year 2023, the Board of Directors approved, according to a proposal made by the NCCGC, the quantifiable and measurable metrics that best reflected the levers for creating value for the Telefónica Group with the aim of guaranteeing fulfilment of its corporate plan.

These metrics and their relative weightings are the following:

METRIC	DEFINITION AND MEASURING METHOD	WEIGHTING
FINANCIAL OBJECTIVES		**80%**
OPERATING REVENUE	This corresponds to service revenues, revenues generated from the company's core business, revenues for terminal sales and other Operating Revenue.	30%
OIBDA	This is the Operating Revenue Before Depreciations and Amortizations. The Operating Result includes the Operating Revenue minus all costs (direct, commercial, customer management, network, systems, support and employees, among others)	30%
FREE CASH FLOW	This means the amount of funds generated from transactions throughout the year and it is calculated as funds collected from customers minus the payments required to carry out transactions and investment in assets, therefore including payments to suppliers, employees, as well as spectrum, fees, taxes and interest on debt.	20%
NON-FINANCIAL OBJECTIVES - ESG		**20%**
CUSTOMER TRUST (NPS/GAP NPS)	NPS and GAP NPS are the metrics used to measure our customers' experience. It calculates their willingness to recommend our products and services; as well as the difference in the value obtained compared with our main competitor in the same survey. It is built through the answer to the following question: How likely are you to recommend the services of Movistar/O2/Vivo to a family member, friend or colleague? (On a scale of 1 to 10, 1 means, I would not recommend it; and 10 means I would recommend it). Ratings between 9 and 10 are considered promoters and between 1 and 6 are considered detractors. NPS = % Promoters – % Detractors	9%
SOCIETY TRUST (REP Trak ®)	RepTrak® Pulse is the metric used to measure the reputation (society's perception of Telefónica). It measures the emotional appeal of our brands according to 4 fundamental elements: admiration and respect, esteem, confidence and good impression.	3%
CLIMATE CHANGE (Greenhouse gas emissions)	Greenhouse gas (GHG) emissions are the metric used to measure our environmental impact. This is measured through direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use. CO2 emission = Activity Data x Emission Factor - Activity data: The amount of energy, fuel, gas, etc. consumed by the Company - Emission Factor: The amount of CO2 emitted into the atmosphere by the consumption of each activity unit. For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors and "the IPCC (Intergovernmental Panel on Climate Change of the United Nations)."are used constant emission factors are used for the annual remuneration in order to avoid variations due to causes beyond the Company's control.	5%
GENDER EQUALITY (% of Women in executive positions)	The percentage of women among the managers in the Telefónica Group is the metric used to measure the objective related to Gender Equality. It is measured on the total of the Telefónica Group Managers in the workforce at the end of December. The managers group is defined according to the criteria and processes determined by the People area at a corporate level. Prior to validation by the NCCGC, there is a Transparency and Diversity Committee, made up of the Chairman and four members of the Executive Committee, which validates, on a monthly basis, the proposals for appointments from this group to ensure compliance with the measures and policies established in the area of transparency and gender equality.	3%

Throughout the year, the NCCGC monitored such objectives set for the Short-Term Variable Remuneration in 2023, payable in 2024.

The aforementioned objectives were finally assessed based on the audited accounts for the fiscal year 2023, according to the following process:

1. The results for the fiscal year 2023 and the level of achievement of the objectives were firstly examined by the Audit and Control Committee, based on the results

audited by PRICEWATERHOUSECOOPERS AUDITORES, S.L.

After this examination, the NCCGC determined a proposal for the Short-Term Variable Remuneration that was submitted to the Board of Directors. The Committee also considered the quality of the long-term results and any associated risk in the proposal for variable remuneration.

2. Lastly, the Board of Directors approved the proposal for the Short-term Variable Remuneration submitted by the NCCGC. As a result of the foregoing, and according to

that stipulated in recommendation 59 of the Good Governance Code, the Board agreed to pay the Executive Directors during the first quarter of 2024 the amounts set out below, based on the following levels of achievement:


Objectives
Results
(% of objectives achievement over the target)
weight. (%)
Metrics
Min.
Target
Max.
30% Operating Revenue 100.4 %
30% OIBDA 101.5 %
20% Free Cash Flow 106.9 %
5% NPS 100 %
4% GAP NPS 112.9 %
5% Climate Change - GHG Emissions 93.1%*
3% Society Trust - REP Trak 99.9 %
3% Gender Equality - % of Women Executives 101.9 %
Financial Objectives
ESG Objectives

*The KPI for climate change, GHG emissions, has an inverse payout curve, meaning that achievements below 100% (emissions level lower than the target) are positive and result in payouts above 100%.

After applying the performance scales for each of the objectives, a weighted payment coefficient of 107,4% has been determined against the Target Amount. This payment coefficient corresponds to €3,717,737 for the Executive Chairman(85,92% of the Maximum Amount) and €2,577,600 for the Chief Operating Officer (121,3% of the Maximum Amount). The Short-Term Variable Remuneration target was 180% of the Annual Fixed Remuneration for the Executive Chairman and 150% of the Annual Fixed Remuneration for the Chief Operating Officer.

C. LONG-TERM VARIABLE REMUNERATION

Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2021. Accrual of the first cycle.

The General Shareholders' Meeting held in 2021 approved a Long-Term Incentive Plan consisting of providing Telefónica, S.A.'s shares, aimed at Executives of Telefónica that, meeting the requirements stipulated for such purpose from time to time, were invited to participate therein, including the Executive Directors de Telefónica, S.A.

The measurement period for the objectives of the first cycle of the Plan ended on December 31, 2023. The theoretical number of granted shares, corresponding to the Executive Directors, if 100% of the TSR, Free Cash Flow and Neutralization of CO2 emissions objectives are achieved, was as follows:

- The Executive Chairman: 1,094,000 shares.
- The Chief Operating Officer: 819,000 shares.

In order to determine the correct number of shares to be granted at the end of the aforementioned cycle, the NCCGC analysed the level of achievement of each of the three objectives.

Metries	Weighting (%)	Company Results	Incentive accrued (%)
Relative TSR*	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	100% of achievement	100%
		90% performance	50%
		Below 90% performance	0%
Neutralization of CO_2 emissions	10%	100% of achievement	100%
		90% performance	50%
		Below 90% performance	0%

*Comparison group: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, Tim Brasil and Liberty Global.

Regarding the Relative TSR, the weighting of which is 50%, Kepler provided the NCCGC with the calculation of Telefónica's Relative TSR since the beginning of the cycle (2021) until its end (2023), related to the TSR obtained by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica which are included in the comparison group are the following:

America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, Tim Brasil and Liberty Global

Telefónica's TSR for the period was 37.9%, ranking sixth in the comparison group, that is, in the 68th percentile according to the established achievement scale. Therefore, the right to receive 78.9% of the shares linked to the achievement of the Relative TSR target has been generated.

Regarding the Free Cash Flow, weight of which is of 40%, the Planning and Supervision Department drew up a report related to the Free Cash Flow generated by the Telefónica Group in each year in the objective performance period (2021, 2022 and 2023), based on the results audited by the company's internal and external

auditors, comparing it with the value set in the budgets approved by the Board of Directors for each fiscal year.

The final performance was considered as the average of the partial annual results obtained and approved by the NCCGC.

The NCCGC has been conducting annual monitoring of the Free Cash Flow and the level of performance is determined once the report issued by the Planning and Supervision Department has been analysed. When conducting this assessment, the NCCGC was supported by the Audit and Supervisory Committee, which provides information about the results audited by the Company's external auditor.

In this respect, the annual achievement level of Free Cash Flow was 135% (year 2021), 108.5% (year 2022) and 106.9% (year 2023). Therefore, the payment coefficient linked to Free Cash Flow was 100%.

In relation to the CO_2 emissions Neutralization/offsetting objective, whose weighting is the remaining 10%, and which also measures the reduction of scope 1 + 2 emissions, in line with the 1.5°C scenario of the Paris Agreement (SBTi), and with the objective set by the Company to reach net zero emissions in 2040 and neutralize scope 1+2 emissions as of 2025 in our main markets. The Corporate Affairs and Sustainability Department prepared a report in relation to the neutralization/offsetting of CO_2 emissions as of December 31, 2023, based on the results audited by the Company's internal and external auditor.

The CNRBG has been periodically monitoring the level of CO_2 emissions neutralization/offsetting, and after analyzing the report of the Corporate Affairs and Sustainability Department, has determined the degree of achievement. In this evaluation function, the CNRBG has been supported by the Sustainability and Regulation Committee and the Audit and Control Committee.

In this respect, the minimum CO_2 emissions reduction underpinning that triggers the possibility of assessing the degree of compliance with the CO_2 emissions neutralization/compensation target in the different markets has been met, which in this fiscal year was 65% above the target level and, therefore, the payment coefficient linked to CO_2 emissions neutralization was 100%.

Bearing in mind the results of the Relative TSR, the Free Cash Flow, and the neutralization of CO_2 emission, the weighted payment coefficient amounted to 45% (978,583 shares for the Executive Chairman and 732,596 shares for the Chief Operating Officer). This incentive will be delivered during March 2024, once the 2023 financial statements have been prepared and audited, as established in recommendation 59 of the CNMV's Good Governance Code for listed companies.

Metrics	Payment (%)	Weighting (%)	Weighting payment (%)
Relative TSR	78.9 %	50.0 %	39.45 %
Free Cash Flow	100.0 %	40.0 %	40.0 %
Neutralization of CO_2 emissions	100.0 %	10.0 %	10.0 %
TOTAL			**89.45 %**

On the other hand, as detailed in section C) of section 5.1.6 of last year's Annual Report on Directors' Remuneration, in March 2023, the third cycle of the Long-Term Incentive Plan 2018-2023 was settled, whose measurement period covered the period 2020-2022 and the incentive was linked to Relative TSR and Free Cash Flow. In this regard, considering that the weighted payment coefficient was 50%, 133,500 shares were paid to the Executive Chairman and 99,000 shares to the Chief Executive Officer.

D. PENSION PLAN FOR TELEFÓNICA'S EMPLOYEES

The contributions made in 2023 to the "Fonditel B, Fondo de Pensiones" Pension Plan:

- The Executive Chairman: € 7,574

- The Chief Operating Officer: € 6,721

The contributions made in 2023 to the unit link insurance policy, related to the Pension Plan, taken out with Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros were as follows:

- The Executive Chairman: €124,543.

- The Chief Operating Officer: €64,439.

The Pension Plan for the Executive Directors follows the same scheme and is aligned with the Pension Plan for Telefónica's employees regarding its terms and conditions and the contribution percentages.

	Contribution (% regulatory salary)	Fonditel Pension Plan	+	Unit-Link insurance policy	Total
Executive Chairman	6.87%	€7,574	+	€124,543	**€132,117**
Chief Operating Officer	4.51%	€6,721	+	€65,439	**€72,160**

The contribution percentages are aligned with Telefónica's employee pension plan.

The amount of the vested rights on December 31, 2023 was as follows:

- Mr. José María Álvarez-Pallete López: €358,262 (of which the amount of €173,848 corresponds to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica's Pension Plan).

- Mr. Ángel Vilá Boix: €381,206 (of which the amount of €23,420 corresponds to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica's Pension Plan).

The mathematical provision of the unit-link insurance policy on December 31, 2023, was as follows:

- Mr. José María Álvarez- Pallete López: €1,187,675.

- Mr. Ángel Vilá Boix: €575,785.

It should be noted that the development of accumulated funds reflects both the contributions made and the revaluation of these funds.

Additional information about the features of the Pension Plan for employees can be found in section 5.1.4.D) of this report.

E. REMUNERATION IN KIND

Below are the benefits received by the Executive Directors in 2023 as well as their associated costs:

- Mr. José María Álvarez-Pallete López: General health insurance and dental coverage with a cost of €6,207, and life insurance with coverage for death or disability.

- Mr. Ángel Vilá Boix: General health insurance and dental coverage with a cost of €6,207, life insurance with coverage for death or disability costing €18,574, and the provision of a vehicle with a value of €21,176.

Telefónica has also taken out a third-party liability policy (D&O) for directors, executives and other staff with similar duties in the Telefónica Group, with the customary terms and conditions for this type of insurance.

F. EXECUTIVE PENSION PLAN

As explained in section 5.1.4 above, there is currently no vesting of economic rights in favor of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the NCCGC, the Board of Directors could make the appropriate adjustments.

In addition, if any severance pay is received due to the termination of the employment relationship, this will be incompatible with the being granted any economic right whatsoever linked to this Plan.

The contributions in 2023 to the benefits plan were as follows:

- The Executive Chairman: €540,968.

- The Chief Operating Officer: €487,840.

The expected rights on December 31, 2023 were as follows:

- Mr. José María Álvarez-Pallete López: €11,358,673.

- Mr. Ángel Vilá Boix: €8,902,470.

Further information:

- Malus and clawback clauses: These clauses were not applicable in the fiscal year 2023.

- During the fiscal year 2023, the Executive Directors did not receive nor accrue any payment for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remunerative item apart from the ones already mentioned.

- The terms and conditions of the Executive Directors' contracts in 2023 were the same as those described in section 5.1.4 of this report.

Remuneration of the directors in their positions as such

The remuneration payable to the Directors in their positions as such is according to the same scheme as the one described in section 5.1.5 of this report and the one applied in previous fiscal years.

In this respect, as explained in section 5.1.5 of the Annual Directors' Remuneration Report for 2022, in the year 2023 the Executive Chairman waived payment of €240,000 as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.

External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-Making Bodies of some Subsidiaries and affiliates of Telefónica.

Below, and with regard to the 2023 financial year, is a detail of the Directors' membership of the governing bodies of other Telefónica Group companies and of Advisory Boards:

- Mr. José Javier Echenique Landiríbar: Director of Telefónica Audiovisual Digital, S.L.U. and member of the Advisory Board of Telefónica España.

- Ms. Maria Luisa García Blanco: Member of the Advisory Board of Telefónica España.

- Ms. Verónica Pascual Boé: Member of the Advisory Board of Telefónica Tech and Director of Telefónica Audiovisual Digital, S.L.U.

- Mr. Francisco Javier de Paz Mancho: Director of Telefónica Audiovisual Digital, S.L.U., Director of Telefónica Brasil, S.A., member of the Advisory Board of Telefónica España, and member of the Advisory Board of Telefónica Hispanoamérica.

- Ms. Claudia Sender Ramírez: Member of the Advisory Board of Telefónica Tech and member of the Advisory Board of Telefónica Hispanoamérica.

- Mr. Peter Löscher: Chairman of Telefónica Deutschland Holding, AG.

It is also stated for the record that Mr. Juan Ignacio Cirac Sasturain and Mr. Peter Erskine stepped down from their positions as Directors of Telefónica, S.A. on 13 December 2023, and their positions in other Telefónica Group companies and on Advisory Boards in 2023 are detailed below:

- Mr. Juan Ignacio Cirac Sasturain: Member of the Advisory Board of Telefónica Tech and member of the Security Advisory Board of Telefónica Ingeniería de Seguridad.

- Mr. Peter Erskine: Director of VMED O2 UK Limited.

According to the foregoing, the aggregate remuneration for the items in 2023 was as follows:

	2023	2022
Fixed amount due to being a member on the Board, Executive Commission and Advisory or Supervisory Committees	€2,604,801	€2,604,801
Fees for attending the meetings of the Advisory or Supervisory Committees	€267,000	€247,000
Remuneration for being a member on certain Management Decision-Making Bodies of some subsidiaries of Telefónica	€1,141,102	€1,068,598

During the fiscal year 2023, the Directors in their positions as such did not accrue payments for early termination or

termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration item apart from the ones already mentioned.

The individual amounts per director are provided in the statistical annex attached to this Report.

5.1.7. The process for determining the Remuneration Policy and the Company's bodies involved
GRI 2-20

The NCCGC, the responsibilities and duties of which are stipulated in Article 40 of the Articles of Association, Article 23 oNCCGC's Regulations, plays a crucial role in defining the Telefónica Group's Remuneration Policy and in developing and deciding on its components; however the most important decisions must be approved by the Board of Directors.

The Committee's mandate, within the scope of remuneration, consists of continuously reviewing and updating the remuneration system applicable to the Directors and Senior Executive Directors and designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, aligning their interests with the Company's strategic objectives.

In addition, other bodies and external advisors take part in the process of determining the Remuneration Policy.

The functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions are explained below, along with a reference to the involvement of external advisors in this matter:

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders' Meeting	It approves the Remuneration Policy at least every three years as a separate item on the agenda. It approves the maximum amount of the annual remuneration for all the Directors in their positions as such. It approves the variable remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments. It has an advisory vote on the Annual Report about the Directors' Remuneration, detailing the remuneration accrued during the last financial year.	Advisory vote on the Annual Report on Remuneration of the Directors, in which the remuneration accrued during the financial year is disclosed.	

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Board of Directors	Directors in their positions as such: It approves the allocation of the maximum amount approved by the General Shareholders' Meeting among the various components. Executive Directors: It approves the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system. The Board approves adaptations or updates to the Remuneration Policy. It approves the contracts that regulate the duties and responsibilities of the Executive Directors. It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote at the General Shareholders' Meeting	It approves the design, target amounts, the level the targets are achieved and the amounts of the incentive payable, if any, both for the short-term and long-term variable remuneration of the Executive Directors, based on a proposal made by the NCCGC. It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote of the General Shareholders' Meeting. It evaluates, if necessary, application of the clawback clauses.	It is reported based on analysis and remuneration studies of the Directors' remuneration conducted by the NCCGC.
Nominating, Compensation and Corporate Governance Committee	Directors in their positions as such: It proposes the allotment of the maximum amount to the Board of Directors approved by the General Shareholders' Meeting, among the various items. The Committee reviews the Directors' remuneration on a regular basis to ensure that it is appropriate for the duties they perform. Executive Directors: • It proposes the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration. • It reviews, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the company's strategy, needs and business situation. These conditions are subject to the approval of the Board of Directors. • It proposes the contracts to the Board of Directors that regulate the duties and responsibilities of the Executive Directors. • It proposes the Annual Report on Remuneration of the Directors and the Remuneration Policy, when appropriate, to the Board of Directors. When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the votes of the shareholders at the General Shareholders' Meeting to which the Annual Report on Remuneration of the Directors for the previous year was submitted, in an advisory manner.	It proposes the targets at the beginning of each measurement period to the Board of Directors. It assesses achievement of the targets at the end of the measurement period. Since payment of the variable remuneration is subject to sufficient verification that the stipulated targets have effectively been achieved, as determined in recommendation 59 of the Good Governance Code, this assessment is carried out on the basis of the results audited by the Company's external and internal auditors, which are first analysed by the Audit and Supervisory Committee, as well as the level of achievement of the targets. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded. Submits a report to the Board, when appropriate, on whether or not application of the clawback clauses is necessary. It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term results and any associated risk in the proposed variable remuneration. It proposes Annual Report on Remuneration of the Directors and, when appropriate, the Remuneration Policy to the Board of Directors.	It regularly reviews the Directors' remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation. The criteria for conducting these analyses have been described in the previous section 5.1.4.
Audit and Supervisory Committee		It analyzes the results audited by the external and internal auditor to evaluate achievement of the objectives for the variable remuneration.	
Planning and Control, Corporate Ethics and Sustainability Human Resources		They prepare reports related to the achievement level of the operative, financial and non-financial targets based on the results audited by the Company's external and internal auditor.	
Secretary General	This person prepares the formal documents related to the Remuneration Policy to be submitted to the General Shareholders' Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Supervisory Committees. Together with HR Management, he/she prepares the Annual Report on the Directors' Remuneration.	Together with HR Management, it prepares the Annual Report on Directors' Remuneration.	

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Human Resources	It prepares the proposals related to the design of the Remuneration Policy applicable to the Executive Directors. Together with the General Secretary, it prepares the Annual Report on Remuneration of the Directors.	Together with General Secretary, it prepares the Annual Report on Remuneration of the Directors..	It regularly reviews the Directors' remuneration
External Advisors in 2023	WTW provided advice on preparing the Annual Report on Remuneration of the Directors for 2023. The law firm Garrigues also took part in the review of the aforementioned report.	Mercer-Kepler analyses the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of lifecycles of the share plan on a quarterly basis.	WTW provides advice on the comparative analysis of the Directors' and the Senior Executives' remuneration package against the market.

5.1.8. The work performed by the Nominating, Compensation and Corporate Governance Committee

Pursuant to Article 40 of the Articles of Association, Article 23 of the Board of Directors' Regulations and Article 1 of the NCCGC's Regulations, the Committee must be composed of no fewer than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors and the majority of them must be independent Directors. The Independent Coordinating Director must be a member on the Committee. Lastly, it is also stated that the Chairperson of this Committee must be an independent Director in all cases.

At December 31, 2023, the composition of the NCCGC is as follows:

Name	Position	Type	Date of Appointment
Mr. José Javier Echenique Landiríbar (*)	Chairman	Independent	May 4, 2017 (as a Member) December 18, 2019 (the date he was appointed as Chairman
Mr. Peter Löscher (*)	Member	Independent	April 17, 2020
Ms. María Luisa García Blanco	Member	Independent	December 18, 2019
Mr. Francisco Javier de Paz Mancho	Member	Other External Director	April 8, 2016
Mr. Francisco Javier de Paz Mancho	Member	Other External Director	April 8, 2016
Ms. Verónica Pascual Bosé (**)	Member	Independent	December 13, 2023

(*) The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., at its meeting held on February 20, 2024, agreed to appoint Mr. Peter Löscher as Chairman of the aforementioned Committee, replacing Mr. José Javier Echenique Landiríbar, who remains as a Member of the aforementioned Committee.

(**)On December 13, 2023, Ms. Verónica Pascual Boé was appointed as a Member of the Appointments, Remuneration, and Corporate Governance Committee, replacing Mr. Peter Erskine, who resigned from his positions within the Board of Directors and its Committees.

The NCCGC applies the Technical Guide 1/2019 on Appointment and Remuneration Committees, approved by the National Securities Market Commission on February 20, 2019, as well as the revised CNMV's Good Governance Code for Listed Companies published on June 20, 2020.

During fiscal year 2023 and up to the date this report was approved, the most significant activities carried out by the NCCGC have been the following:

Year 2023:

– Drawing up an Annual Work Plan for 2023, in order to ensure suitable planning to guarantee the objectives sought are effectively achieved by the Committee.

– Proposals and/or Reports on appointments and re-elections related to the Board of Directors and its Committees, as well as to the Boards of Subsidiary Companies

– Analysis of the organizational structure of the Telefónica Group and other issues related to the staff.

– Assessment of objectives performance linked to the short-term variable remuneration of Executive Directors for the fiscal year 2022.

– Assessment of objectives performance linked to the third cycle of the 2018 Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2018 for the Executive Directors.

– Analysis of the Executive Directors' total remuneration for 2023.

– Analysis of the total remuneration for the members of the Executive Committee in 2023.

– Proposal for determining and monitoring the objectives linked to the short-term variable remuneration of Executive Directors for the fiscal year 2023.

– Proposal of the Remuneration Policy for Directors, elevated to the Board of Directors and subsequent presentation to the Ordinary General Shareholders' Meeting held on March 31, 2023.

– Proposal of the Annual Report on Directors' Remuneration for the year 2022, elevated to the Board of Directors and subsequent submission to the Ordinary General Shareholders' Meeting held on March 31, 2023.

– Proposal of the Annual Corporate Governance Report for the year 2022, for submission to the Board of Directors.

– Development of a proposal for a new Recoupment Policy to clearly and comprehensively regulate the Company's right to reclaim variable remuneration received by Executive Directors and other executives subject to the new regulation, in compliance with the listing requirements for foreign issuers trading on the New York Stock Exchange, as well as the provisions of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

– Proposal for the amendment of the Regulations of the Board of Directors of Telefónica, S.A.

– Analysis of the results of the evaluation of the Board of Directors, its Committees, and the General Shareholders' Meeting of Telefónica, S.A.

Year 2024:

– Analysis of the Executive Directors' total remuneration for 2024.

– Assessment of objective performance linked to the Short-Term Variable Remuneration of Executive Directors for fiscal year 2023.

– Assessment of objectives performance linked to the first cycle of the Long-Term Incentive Plan Approved by the General Shareholders' Meeting of 2021.

– Proposal for determining the objectives linked to the Short-Term Variable Remuneration of the Executive Directors for fiscal year 2024.

– Proposal of the Long-Term Incentive Plan 2024-2028 for submission to the Board of Directors and subsequent submission to the Ordinary General Shareholders' Meeting to be held in 2024, and setting of the objectives linked to the first cycle 2024-2026.

– Proposal for the 2023 Annual Report on the Directors' Remuneration to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders' Meeting to be held in 2024.

Moreover, it should be pointed out that the NCCGC can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the company's expense. In this respect, WTW provided advice on drawing up this Annual Report on the Directors' Remuneration. Likewise, the law firm Garrigues took part in the review thereof.

5.1.9. Alignment of the remuneration system with the risk profile and with sustainable and long-term results

Telefónica's Remuneration Policy has the following features that enable its exposure to excessive risks to be reduced and adjustment to the Company's long-term targets, values and interests:

Adopting measures related to the staff categories whose professional work has a significant impact on the Company's risk profile

• The NCCGC supervises the examination, analysis and application of the remuneration policy of the professionals whose work could have a significant impact on the Company's risk profile.

• No guaranteed variable remuneration.

• The variable remuneration is only payable after the date the relevant annual accounts have been drawn up, once the achievement level of the operating and financial objectives can be determined.

• The NCCGC considers the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.

- The design of the Long-Term Incentive Plans, each one with three-year cycles, implies an interrelation with the results in each year, therefore acting as an alignment catalyst with the company's long-term interests and cautious decision-making.

- The NCCGC is authorized to propose cancellation of payment of the variable remuneration to the Board of Directors under certain circumstances. Detailed information on this point can be found in section 5.1.6 of this report.

- The Remuneration Policy contains specific and consistent clawback clauses, to be applied to any variable remuneration component. In this respect, , in addition to adhering to recommendation 59 of the Good Governance Code when assessing the achievement of objective prior to the payment of variable remuneration, the possibility is established to fully recover any variable remuneration component within thirty-six (36) months after payment thereof (clawback), when certain exceptional situations arise that affect the company's results or are related to the Chief Officer's inappropriate conduct.

- The Company's Audit and Supervisory Committee takes part in the decision-making process related to the Short-Term Variable Remuneration of the Executive Directors by verifying the economic-financial and non-financial information that may be part of the objectives set for the purpose of such remuneration, as this Committee must first verify the company's results as the basis for calculating the relevant objectives.

- The NCCGC is composed of 5 members, two of whom are also members on the Audit and Supervisory Committee. The fact that some Directors are members of these two Committees ensures that the risks related to remuneration are taken into account in the discussions held by both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multiannual incentives.

- According to the Remuneration Policy, at the proposal of the NCCGC, the Board of Directors is authorized to agree on the possible revaluation or modification of the remuneration linked to the results if there are significant internal or external changes that mean they need to be reviewed.

- Regarding the measures required to avoid conflicts of interest by the directors, according to the provisions in the Spanish Capital Companies Act, the Regulations of Telefónica's Board of Directors includes a series of obligations related to its duties of loyalty and to avoid situations of conflict of interest. Moreover, the NCCGC's Regulations determine that one of its duties is to ensure that possible conflicts of interest do not harm the independence of the external advice provided to the Committee.

Consistency with the Company's strategy and focus on achieving results in the long-term

The design of the remuneration policy, consistent with the Company's strategy and aimed at obtaining long-term results, is as follows:

- The total remuneration for the Executive Directors and Senior Executives consists of various remunerative components, mainly composed of the following: (i) Fixed Remuneration, (ii) Short-term Variable Remuneration and (iii) Long-term Variable Remuneration. In the case of the Executive Directors, under normal conditions, at the date of the grant this long-term component accounts for a weight of on the date such General no less than 30% of their total remuneration in a scenario of standard achievement of objectives (fixed + short-term variable + long-term variable).

  a. The Long-Term Variable Remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the company's underlying economic cycle is taken into account. This remuneration is allocated and paid in the form of shares based on the creation of value, so that the Executives' interests are in line with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.

  b. Under the Remuneration Policy, 100% of the shares provided within the scope of the Long-Term Incentive Plan approved at the 2021 General Shareholders' Meeting and, if applicable, under the Long-Term Incentive Plan proposed for approval at the 2024 General Shareholders' Meeting to the Executive Directors and other members determined by the Board of Directors are subject to a retention period of two years. In addition, if an Executive Director does not fulfill the commitment to permanently hold the shares, the retention period of the shares that, if any, they receive due to any variable remuneration component will be increased up to 3 years.

- A suitable balance between the fixed and variable components of the remuneration: Executive Directors have a variable remuneration scheme that is fully flexible, which includes a minimum threshold below which no incentive is payable. The Short- and Long-Term Variable Remuneration percentage can be relevant in the event of maximum objective performance. In any case, such percentage with respect to the total remuneration (considered as the Fixed Remuneration, Short-Term Variable Remuneration and annualized Long-Term Incentive) will not exceed 85%.

- Receiving 20% of the Short-Term Variable Remuneration is linked to the following ESG metrics: Gender Equality - % of women in executive positions (10%). NPS (5%), Climate Change - GHG Emissions (5%). Additionally, payment of 10% of the incentives

corresponding to the ongoing cycles of the long-term incentive plans is linked to ESG metrics.

Furthermore, two members of the CNRBG also serve on the Regulation and Sustainability Committee. The cross-presence of Board members in these two Committees ensures the consideration of sustainability in the realm of remunerations.

5.1.10. Remuneration of members of Senior Management (non-Directors)

See Annex II (Remuneration to the Board and Senior Management) of the Consolidated Annual Accounts of Telefónica corresponding to fiscal year 2023.

5.2. Annual Report on Remuneration Statistical Annex

Annual Report on Remuneration of Directors of listed companies Statistical Annex (established by Circular 3/2021, of September 28, of the National Securities Market Commission, which modifies Circular 4/2013, of June 12, which establishes the annual remuneration report models of the Directors of listed public limited companies)

Unless otherwise indicated all data as of December 31, 2023.

B. Overall summary of how remuneration policy has been applied during the year ended

B.4 Report on the result of the consultative vote at the General Shareholders' Meeting on remuneration in the previous year, indicating the number of abstentions and negative, blank and in favor votes that have been issued:

	Number	% of total
Votes cast	3,260,303,384	56.45 %

	Number	% cast
Votes against	204,714,432	6.28 %
Votes in favour	3,025,867,375	92.81 %
Blank ballots	—	— %
Abstentions	29,721,577	0.91 %

C. Itemised individual remuneration accrued by each Director

Name	Type	Period of accrual in 2023
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive Chairman	From 01/01/2023 to 31/12/2023
Mr. ISIDRO FAINÉ CASAS	Proprietary Vice Chairman	From 01/01/2023 to 31/12/2023
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary Vice Chairman	From 01/01/2023 to 31/12/2023
Mr. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent Vice Chairman	From 01/01/2023 to 31/12/2023
Mr. ÁNGEL VILÁ BOIX	Chief Operating Officer	From 01/01/2023 to 31/12/2023
Ms. CARMEN GARCÍA DE ANDRÉS	Independent Director	From 01/01/2023 to 31/12/2023
Ms. MARÍA LUISA GARCÍA BLANCO	Independent Director	From 01/01/2023 to 31/12/2023
Mr. PETER LÖSCHER	Independent Director	From 01/01/2023 to 31/12/2023
Ms. VERÓNICA PASCUAL BOÉ	Independent Director	From 01/01/2023 to 31/12/2023
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Other External Director	From 01/01/2023 to 31/12/2023
Mr. ALEJANDRO REYNAL AMPLE	Independent Director	From 13/12/2023 to 31/12/2023
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent Director	From 01/01/2023 to 31/12/2023
Ms. MARÍA ROTONDO URCOLA	Independent Director	From 01/01/2023 to 31/12/2023
Ms. CLAUDIA SENDER RAMÍREZ	Independent Director	From 01/01/2023 to 31/12/2023
Ms. SOLANGE SOBRAL TARGA	Independent Director	From 13/12/2023 to 31/12/2023
Mr. JUAN IGNACIO CIRAC SASTURAIN	Independent Director	From 01/01/2023 to 13/12/2023
Mr. PETER ERSKINE	Other External Director	From 01/01/2023 to 13/12/2023

C.1 Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the financial year.

a) Remuneration from the reporting company:

i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2023	Total in 2022
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	3,718	0	0	0	5,641	6,122
MR. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
MR. JOSÉ MARÍA ABRIL PÉREZ	200	10	91	0	0	0	0	0	301	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	200	24	114	0	0	0	0	0	338	338
MR. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,578	0	0	0	4,178	4,511
MS. CARMEN GARCÍA DE ANDRÉS	120	35	34	0	0	0	0	0	189	186
MS. MARÍA LUISA GARCÍA BLANCO	120	33	45	0	0	0	0	0	198	197
MR. PETER LÖSCHER	120	24	114	0	0	0	0	0	258	257
MS. VERÓNICA PASCUAL BOÉ	120	11	11	0	0	0	0	0	142	138
MR. FRANCISCO JAVIER DE PAZ MANCHO	120	33	125	0	0	0	0	0	278	278
Mr. ALEJANDRO REYNAL AMPLE	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	120
MS. MARÍA ROTONDO URCOLA	120	24	22	0	0	0	0	0	166	162
MS. CLAUDIA SENDER RAMÍREZ	120	20	22	0	0	0	0	0	162	160
MS. SOLANGE SOBRAL TARGA	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	120	33	34	0	0	0	0	0	187	184
MR. PETER ERSKINE	120	20	114	0	0	0	0	0	254	253

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2023		Financial instruments granted at start of 2023		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2023	
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Performance Share Plan ("PSP") 2020-2023 (Third Cycle)	267,000	267,000	0	0	133,500	133,500	3.88	518	133,500	0	0
	Performance Share Plan ("PSP") 2021-2024 (First Cycle)	1,094,000	1,094,000	0	0	0	0	0	0	0	1,094,000	1,094,000
	Performance Share Plan (PSP) 2022-2025 (Second Cycle)	995,000	995,000	0	0	0	0	0	0	0	995,000	995,000
	Performance Share Plan (PSP) 2023-2026 (Third Cycle)	0	0	1,110,000	1,110,000	0	0	0	0	0	1,110,000	1,110,000
	Global Employee Share Plan ("GESP") 2022-2024	130	130	459	459	0	0	0	0	0	589	589
MR. ÁNGEL VILÁ BOIX	Performance Share Plan ("PSP") 2020-2023 (Third Cycle)	198,000	198,000	0	0	99,000	99,000	3.88	384	99,000	0	0
	Performance Share Plan ("PSP") 2021-2024 (First Cycle)	819,000	819,000	0	0	0	0	0	0	0	819,000	819,000
	Performance Share Plan ("PSP") 2022-2025 (Second Cycle)	745,000	745,000	0	0	0	0	0	0	0	745,000	745,000
	Performance Share Plan (PSP) 2023-2026 (Third Cycle)	0	0	831,000	831,000	0	0	0	0	0	831,000	831,000
	Global Employee Share Plan ("GESP") 2022-2024	130	130	459	459	0	0	0	0	0	589	589

Telefónica

Notes:

In accordance with the instructions issued by the CNMV to Telefónica:

- The shares delivered in March 2023 derived from the third cycle of the Long-Term Incentive Plan approved by the 2018 General Shareholders' Meeting, whose performance period comprised the period 2020-2022, are included as "consolidated". These shares have been valued considering the delivery date.

- The shares deriving from the first cycle of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2021, although their performance period covered the period 2021-2023, and 89.45% will be delivered in March 2024, must be understood as non-consolidated and non-expired at the end of the 2023 financial year.

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system (thousand €)
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)			
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights	
Name	2023 Year	2022 Year	2023 Year	2022 Year	2023 Year	2022 Year	2023 Year	2023 Year
Mr. José María Álvarez-Pallete López	132	132	541	541	1,372	1,144	11,359	9,982
Mr. Ángel Vilá Boix	72	72	488	488	934	793	8,902	7,762

iv) Details of other items

Name	Item	Remuneration Amount
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	23
Mr. Ángel Vilá Boix	Health insurance premium	6
Mr. Ángel Vilá Boix	Life insurance premium	19
Mr. Ángel Vilá Boix	Company vehicle	21

b) Remuneration of directors of the listed company for seats on the boards of other subsidiary companies:

i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2023	Total in 2022
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	90	0	0	0	0	0	0	88	178	178
MR. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	0
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	88	88	88
MR. PETER LÖSCHER	119	0	0	0	0	0	0	0	119	119
MS. VERÓNICA PASCUAL BOÉ	52	0	0	0	0	0	0	65	117	60
MR. FRANCISCO JAVIER DE PAZ MANCHO	178	0	0	0	0	0	0	155	333	326
Mr. ALEJANDRO REYNAL AMPLE	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MS. MARÍA ROTONDO URCOLA	0	0	0	0	0	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	133	133	128
MS. SOLANGE SOBRAL TARGA	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	95	95	90
MR. PETER ERSKINE	80	0	0	0	0	0	0	0	80	80

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of 2023		Financial instruments granted at start of 2023		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2023	
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
No data												

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
No data	

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)			
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights	
Name	Year 2023	Year 2022	Year 2023	Year 2022	Year 2023	Year 2022	Year 2023	Year 2022
Mr. José María Álvarez-Pallete López	0	0	0	0	174	161	0	0
Mr. Ángel Vilá Boix	0	0	0	0	23	22	0	0

iv) Details of other items

Name	Item	Remuneration Amount
No data		

c) Summary of remunerations (thousand €):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

Name	Remuneration accrued in the company					Remuneration accrued in group companies					Total 2023 company + group
	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Remuneration for savings systems	Remuneration for other items	Total 2023 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Remuneration for saving systems	Remuneration for other items	Total 2023 group	
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	5,641	518	132	29	6,320	0	0	0	0	0	6,320
MR. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0	280
MR. JOSÉ MARÍA ABRIL PÉREZ	301	0	0	0	301	0	0	0	0	0	301
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	338	0	0	0	338	178	0	0	0	178	516
MR. ÁNGEL VILÁ BOIX	4,178	384	72	46	4,680	0	0	0	0	0	4,680
MS. CARMEN GARCÍA DE ANDRÉS	189	0	0	0	189	0	0	0	0	0	189
MS. MARÍA LUISA GARCÍA BLANCO	198	0	0	0	198	88	0	0	0	88	286
MR. PETER LÖSCHER	258	0	0	0	258	119	0	0	0	119	377
MS. VERÓNICA PASCUAL BOÉ	142	0	0	0	142	117	0	0	0	117	259
MR. FRANCISCO JAVIER DE PAZ MANCHO	278	0	0	0	278	333	0	0	0	333	611
Mr. ALEJANDRO REYNAL AMPLE	0	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0	120
MS. MARÍA ROTONDO URCOLA	166	0	0	0	166	0	0	0	0	0	166
MS. CLAUDIA SENDER RAMÍREZ	162	0	0	0	162	133	0	0	0	133	295

Telefónica

MS. SOLANGE SOBRAL TARGA	0	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	187	0	0	0	187	95	0	0	0	95	282
MR. PETER ERSKINE	254	0	0	0	254	80	0	0	0	80	334
TOTAL	12,692	902	204	75	13,873	1,143	0	0	0	1,143	15,016

C.2 Indicate the evolution in the last five years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

Total amounts accrued and % annual variation

	Year 2023	% variation 2023/2022	Year 2022	% variation 2022/2021	Year 2021	% variation 2021/2020	Year 2020	% variation 2020/2019	Year 2019
EXECUTIVE DIRECTORS									
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	6,320	-6.88	6,787	-22.21	8,725	68.01	5,193	-6.21	5,537
MR. ÁNGEL VILÁ BOIX	4,680	-6.42	5,001	-24.52	6,626	71.17	3,871	-5.45	4,094
EXTERNAL DIRECTORS									
MR. ISIDRO FAINÉ CASAS	280	0.00	280	0.00	280	0.00	280	0.00	280
MR. JOSÉ MARÍA ABRIL PÉREZ	301	0.33	300	-0.66	302	0.67	300	0.00	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	516	0.00	516	4.24	495	-0.60	498	20.00	415
MS. CARMEN GARCÍA DE ANDRÉS	189	1.61	186	14.11	163	-1.81	166	3.11	161
MS. MARÍA LUISA GARCÍA BLANCO	286	0.35	285	31.94	216	31.71	164	3.80	158
MR. PETER LÖSCHER	377	0.27	376	7.12	351	33.46	263	56.55	168
MS. VERÓNICA PASCUAL BOÉ	259	30.81	198	40.43	141	0.71	140	0.00	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	611	1.16	604	5.59	572	1.78	562	-3.93	585
Mr. ALEJANDRO REYNAL AMPLE	0	0.00	0	0.00	0	0.00	0	0.00	0
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0.00	120	0.00	120	0.00	120	0.00	120
MS. MARÍA ROTONDO URCOLA	166	2.47	162	362.86	35	0.00	0	0.00	0
MS. CLAUDIA SENDER RAMÍREZ	295	2.43	288	45.45	198	40.43	141	0.00	0
MS. SOLANGE SOBRAL TARGA	0	0.00	0	0.00	0	0.00	0	0.00	0
MR. JUAN IGNACIO CIRAC SASTURAIN	282	2.92	274	68.10	163	14.79	142	1.43	140
MR. PETER ERSKINE	334	0.30	333	4.06	320	13.07	283	4.43	271
CONSOLIDATED RESULTS OF THE COMPANY	-1,473	-	2,960	-75.53	12,095	368.25	2,583	-4.97	2,718
AVERAGE EMPLOYEE REMUNERATION	69	27.78	54	-12.90	62	31.91	47	-30.88	68

Index

1 2 3 4 5 6

OBSERVATIONS TO THE % VARIATION 2023/2022:

- As indicated above in section C.1.a) (ii), following the instructions of CNMV, the total amounts accrued in 2023 by Mr José María Álvarez-Pallete López and Mr Ángel Vila Boix include the value of the shares delivered in March 2023 under the third cycle of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2018, the performance period of which covered the period 2020-2022.

- The increase in the remuneration of Ms Verónica Pascual Boé is mainly due to the fact that in 2023 she received the corresponding fees for her membership of the Board of Directors of Telefónica Audiovisual Digital.

D. Other Information of Interest

This annual remuneration report has been approved by the Board of Directors of the company on February 21, 2024.

State whether any director has voted against or abstained from approving this report

No

Other information



Other information

6.1. Liquidity and Capital Resources

Financing

During 2023, Telefónica obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 5,296 million euros of which 3,422 million euros was at the group level and 1,874 million euros were obtained by VMO2 (the joint venture in the UK with Liberty Global plc). Telefónica's

financing activity was focused on maintaining a solid liquidity position, as well as refinancing and maintaining long debt maturities.

The main financing transactions carried out in the bond market in 2023 are as follows:

| Item | Date | Maturity Date | Nominal (millions) | | Currency of issuance | Coupon |
			Currency	Euros		
Telefónica Emisiones, S.A.U.						
EMTN Bond						
EMTN Bond (1)	21/11/2023	21/11/2033	850	850	EUR	4.183 %
Telefónica Móviles Chile, S.A.						
Bono Internacional (1)	18/08/2023	18/08/2028	3	114	UFC	UFC + 4.7339%

(1) Debentures and sustainable bonds (See Note 29. d).

The main financing transaction carried out in the bank market in 2023 is as follows:

- The first one year extension option of the 5,500 million euros syndicated credit facility of Telefonica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.

- On February 14, 2023, Telefónica, S.A. signed a 150 million euros bilateral loan, and drew down in September 29, 2023 the loan was fully draw down.

- On June 15, 2023, Telefónica, S.A. drew down 125 million euros of its bilateral loan signed in December 23, 2022.

- On August 22, 2023, Telefónica Móviles Chile, S.A. signed a 128,5 million dollars bilateral loan. At December 31, 2023 the loan was fully draw down.

- On December 1, 2023, Telxius Telecom. signed a syndicated facility for an amount of 145 million euros, with an early cancelation on the 300 million euros syndicated facility signed in 2017. As of December 31, 2023, the loan was drawn down for 100 million euros.

- The first one year extension option of the 360 million euros syndicated facility of Bluevía Fibra S.L.U., was executed on December 20, 2023. The facility had two annual extension options at Bluevía Fibra S.L.U. request, with a maximum maturity up to 2029. At December 31, 2023 the loan was draw down in 100 million euros.

Availability of funds

As of December 31, 2023, Telefónica's liquidity, amounting to 19,531 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 11,315 million euros (of which 11,148 million euros maturing in more than 12 months); and cash equivalents and certain current financial assets.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company's debt levels, and on capital management is provided in Notes 17, 18 and 19 to the consolidated financial statements.

Contractual commitments

Note 26 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company's principal

activity, and any low value assets and short-term leases related to the Company's activity, primarily.

Credit risk management

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

- Statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.

- Decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.

- Continuous monitoring of the payment behavior and solvency of the customer portfolio.

- Internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.

- Ongoing controls over the credit risk exposure.

The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.

Credit rating

At December 31, 2023, Telefónica, S.A.'s long-term issuer default rating is "BBB stable outlook" from Fitch, "BBB- stable outlook" from Standard & Poor's and "Baa3 stable outlook" from Moody's. During 2023, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor's revised the outlook to "negative" from "stable" on April 1, 2020 and later, on November 20, 2020 downgraded the rating to "BBB - stable" from "BBB negative". On November 7, 2016 Moody's downgraded the rating to "Baa3 stable" from

"Baa2 negative" and on September 5, 2016 Fitch downgraded the rating to "BBB stable" from "BBB+ stable".

In 2023, measures taken to protect the credit rating included an active portfolio management through the voluntary public acquisition offer for shares of Telefónica Deutschland that reinforces Telefónica's strategy to focus on its core geographies and its strong commitment to the German market, one of the most attractive and stable telecom markets in Europe. The offer also supports Telefónica's efforts to simplify the Group's structure and enhances the euro-denominated cash flows generated in the Group.

In addition, Telefónica Hispanoamérica entered into an agreement with an affiliate of KKR and Entel Perú for the sale of fiber assets and the provision of wholesale connectivity services. The transaction is subject to the obtaining of regulatory approvals. Finally, Telefónica at its Capital Markets Day, announced the launch of the GPS program (Growth, Profitability and Sustainability) that will guide the 2023-2026 Strategic Plan

Additionally, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates to extend average debt life and smooth its maturity profile in coming years.

Dividend policy

Telefónica, S.A.'s dividend policy is revised yearly based on the Group's earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.

On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2021, Telefónica announced the dividend policy for the year 2021, which consists of an amount of 0.30 euros per share, payable in December 2021 (0.15 euros per share) and in June 2022 (0.15 euros per share). The Annual General Shareholders Meeting held on April 23, 2021 approved the Proposals of the scrip dividend, which were executed in June and December, 2021.

In February 2022, Telefónica announced the dividend policy for the year 2022, which consists of an amount of 0.30 euros per share in cash, payable in December 2022 (0.15 euros per share) and in June 2023 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 8, 2022 approved the Proposals of the scrip dividend

executed in June 2021, and the cash dividend paid in December, 2022.

In February 2023, Telefónica announced the dividend policy for the year 2023, which consists of an amount of 0.30 euros per share in cash, payable in December 2023 (0.15 euros per share) and in June 2024 (0.15 euros per share).

The Annual General Shareholders Meeting held on March 31, 2023 approved the Proposals of the cash dividend paid in June 2023 and December 2023.
.

6.2. Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

- Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

- Honoring previous legitimate commitments assumed.

- Covering requirements for shares to allocate to employees and management under stock option plans.

- Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

For more information see Note 17.h) "Treasury share instruments" of the Consolidated Annual Accounts for the year ended December 31, 2023.

6.3. Events after the reporting period

Information concerning events after the reporting period is provided in Note 31 of the Consolidated Annual Accounts for the year ended December 31, 2023.

6.4. Average payment period of the Spanish companies

Information concerning average payment period of the Spanish companies is provided in Note 22, "*Information on average payment period to suppliers. Third additional provision, "Information requirement" of Law 15/2010 of July 5.*"of the Consolidated Annual Accounts for the year ended December 31, 2023.

6.5. Glossary of terms

Below are definitions of certain technical terms used in this Annual Report:

"5G" is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.

"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.

"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.

"Artificial Intelligence" is intelligent tasks carried out by machines.

"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.

"B2B" or business to business is the business segment.

"B2C" or business to customer is the residential segment.

"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.

"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fiber-optic cables.

"Churn" is the percentage of disconnections over the average customer base in a given period, divided by the number of months in such period.

"Cloud computing" is a service whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).

"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.

"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.

"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.

"Convergent" refers to the offer of a fixed service together with a mobile service.

"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.

"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.

"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.

"DTH (Direct-To-Home)" is a technology used for the provision of TV services.

"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.

"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"FTTH" or Fiber to Home is a telecommunications technology that consists of the use of fiber optic cabling and optical distribution systems for the provision of Internet services, Telephony IP and Television (IPTV) to homes, businesses and companies.

"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

"Gbps" means Gigabytes per second.

"GHz" means gigahertz.

"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.

"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

"IoT" or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.

"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.

"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.

"LTE" or Long-Term Evolution is a 4G mobile access technology.

"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.

"Mb" means Megabytes.

"MHz" means megahertz.

"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.

"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.

"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.

"Net adds/Net loss" is the difference between the customer base as of the end of a certain period compared to December 31 of the prior year.

"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).

"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.

"p.p." means percentage points.

"PSTN" is Public Switched Telephone Network.

"Revenues" means net sales and revenues from rendering of services.

"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.

"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.

"SMS" means short messaging service.

"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a conventional set, or that enables cable or satellite television to be viewed.

"Tbps" means terabytes per second.

"Tracker" is a special server which contains the information needed for users to connect with other users.

"UBB" or **Ultra Broadband** is the fiber-to-the-premise broadband which is capable of giving a minimum

download speed of 100 Mbps and a minimum upload speed of 50 Mbps.

"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.

"VoIP" means voice over Internet protocol.

"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.

"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report on the design and effectiveness of the internal control over financial reporting (ICFR)

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report to ensure the design and effectiveness of the Internal Control over Financial Reporting (hereinafter ICFR) and the description of it, which is included in section 4.7 of the Annual Corporate Governance Report of Telefónica, S.A. (Parent Company) as of December 31, 2023. This framework is based on the criteria and policies defined by Telefónica, S.A. in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report "Internal Control-Integrated Framework", in its latest framework published in 2013.

An ICFR is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting regulatory framework, and includes policies and procedures that: (i) enables the accurate maintenance, at a reasonable level of detail, of records reflecting the transactions carried out; (ii) provide reasonable assurance that transactions are recorded in a manner appropriate to allow the preparation of financial information, in accordance with the applicable regulatory financial reporting framework and that they are carried out only in accordance with established authorizations; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or sale of assets that could have a material effect on the financial information.

Inherent limitations

In this regard, it should be considered that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation, it can only allow reasonable, but not absolute assurance, in relation to the objectives it pursues, so errors, irregularities or fraud may occur that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such as that said internal control may prove inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance with established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, enhancements to the framework and the preparation and establishment of the content of the information included related to the ICFR.

Our responsibility

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica S.A.'s Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with International Standard on Assurance Engagements 3000 (ISAE 3000) (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk that material weaknesses may exist, that controls are not adequately designed, or they do not operate effectively, the execution of tests and evaluations on the design and effective application of said ICFR, based on our professional judgment, and the performance of other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (included in the International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code of Ethics), which is based on the fundamental principles of professional integrity, objectivity, competence and diligence, confidentiality and professional behaviour.

Our firm applies the "International Standard on Quality Management (ISQM) 1" which requires the firm to design, implement and operate a quality management framework which includes policies and procedures designed to ensure compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Opinion

In our opinion, Telefónica S.A. maintained, as at December 31, 2023, in all significant respects, an effective Internal Control over Financial Reporting for the year ended December 31, 2023, which is based on the criteria and the policies defined by the Telefónica S.A.´s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" in its latest framework published in 2013.

In addition, the description of the ICFR Report attached and included in section 4.7 of the Annual Corporate Governance Report of Telefónica S.A. as at December 31, 2023 has been prepared, in all significant respects, in accordance with the requirements established by article 540 of the Corporate Enterprises Act and with the Circular 5/2013 of the Spanish National Securities Market Commission (CNMV) dated June 12, 2013, and subsequent modifications, the most recent being Circular 3/2021 of September 28, for purposes of the description of the ICFR in the Annual Corporate Governance Reports.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, therefore, we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.



Vanesa González Prieto

February 23, 2024

PABLO DE CARVAJAL GONZÁLEZ, SECRETARY OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

I HEREBY CERTIFY

That the Consolidated Financial Statements - Consolidated Annual Accounts-(Statement of Financial Position, Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of cash flows and Notes to the Consolidated Financial Statements (Consolidated Financial Statements) and the Consolidated Management Report (which includes Non-Financial Information Statement) of Telefónica, S.A. and the subsidiaries composing its Group, corresponding to Fiscal Year 2023, have been approved by resolution of the Board of Directors of the Company validly adopted today.

That, in accordance with the provisions of article 253.2 of the Consolidated Text of the Spanish Corporate Enterprises Act, in accordance with article 44.6 of the Commercial Code, the Directors who are members of the Board of Directors of Telefónica, S.A. have signed the said documents on this sheet, the last of the said documents.

February 21, 2024

Secretary of the Board of Directors

Mr. José María Álvarez-Pallete López   Mr. Isidro Fainé Casas

Mr. José María Abril Pérez   Mr. José Javier Echenique Landiríbar

Mr. Ángel Vilá Boix

Ms. Carmen García de Andrés

Ms. María Luisa García Blanco

Mr. Peter Löscher

Ms. Verónica Pascual Boé

Mr. Francisco Javier de Paz Mancho

Mr. Alejandro Reynal Ample

Mr. Francisco José Riberas Mera.

Ms. María Rotondo Urcola

Ms. Claudia Sender Ramírez

Ms. Solange Sobral Targa

STATEMENT OF RESPONSIBILITY FOR THE ANNUAL FINANCIAL INFORMATION

The Directors of Telefónica, S.A. state that, to the best of their knowledge, the Consolidated Financial Statements (Consolidated Annual Accounts) of Telefónica, S.A. and subsidiaries composing the Telefónica Group for Fiscal Year 2023, approved by the Board of Directors at its meeting of February 21, 2024 and prepared in accordance with applicable accounting standards, present a fair view of the assets, financial condition and results of operations of Telefónica, S.A. and of the companies included in its scope of consolidation, taken as a whole, and that the Consolidated Management Report (which include the Non-Financial Information Statement), contain a true assessment of the corporate performance and results and the position of Telefónica, S.A. and of the companies included in its scope of consolidation taken as a whole, as well as a description of the principal risks and uncertainties facing them.

Madrid, February 21, 2024

Mr. José María Álvarez-Pallete López *Chairman*	Mr. Isidro Fainé Casas *Vice-Chairman*
Mr. José María Abril Pérez *Vice-Chairman*	Mr. José Javier Echenique Landiríbar *Vice-Chairman*
Mr. Ángel Vilá Boix *Chief Operating Officer*	Ms. Carmen García de Andrés *Director*
Dª María Luisa García Blanco *Director*	D. Peter Löscher *Director*

Ms. Verónica Pascual Boé
Director

Mr. Francisco Javier de Paz Mancho
Director

Mr. Alejandro Reynal Ample
Director

Mr. Francisco José Riberas Mera
Director

Ms. María Rotondo Urcola
Director

Ms. Claudia Sender Ramírez
Director

Ms. Solange Sobral Targa
Director